Form 20-F
period 2014-12-31
Forward Pharma A/S
filed 2015-03-25
CIK 1604924

Use these links to rapidly review the document
Forward Pharma A/S TABLE OF CONTENTS
Forward Pharma A/S Index to Consolidated Financial Statements

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

Commission file number 001-36686

Forward Pharma A/S (Exact name of Registrant as specified in its charter)
Forward Pharma A/S (Translation of Registrant's name into English)
Denmark (Jurisdiction of incorporation or organization)
Østergade 24A, 1 1100 Copenhagen K Denmark (Address of principal executive offices)

Joel Sendek
Chief Financial Officer
Forward Pharma USA, LLC
914-752-3542
7 Skyline Drive, Suite 350
Hawthorne, NY 10532
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary share, nominal value 0.10 DKK	Nasdaq Global Select Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares: 46,513,740

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Forward Pharma A/S

        Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the "Annual Report") to "Forward Pharma A/S." or the "Company," the "Parent," "we," "our," "ours," "us" or similar terms refer to Forward Pharma A/S, together with its subsidiaries.

FORWARD-LOOKING STATEMENTS

        This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "may," "estimate" and "potential," among others.

        Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section "Item 3. Key Information—D. Risk factors" in this Annual Report.

        Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.  Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2014, 2013, and 2012 and as of December 31, 2014 and 2013 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information as of December 31, 2012 is derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated statement of profit or loss data

	Year ended December 31,
(USD in thousands, except per share data)	2014	2013	2012
Research and development costs	(10,547)	(8,018)	(4,445)
General and administrative costs	(9,154)	(1,014)	(928)

Operating loss	(19,701)	(9,032)	(5,373)
Fair value adjustment to net settlement obligations to shareholder warrants	(968)	(6,676)	(17,071)
Fair value adjustment to convertible loans	(3,823)	—	—
Exchange rate gain (loss), net	5,589	(7)	(3)
Interest income	63	—	—
Other finance costs	(426)	(77)	(32)

Net loss before tax	(19,266)	(15,792)	(22,479)
Income tax benefit	250	96	—

Net loss for the year	(19,016)	(15,696)	(22,479)

Net loss per share(1)
Basic and diluted(2)	(1.79)	(0.54)	(0.80)
Weighted-average shares outstanding used to calculate net loss per share
Basic and diluted	34,490	29,004	28,124

(1)
As discussed in more detail in the Company's audited consolidated financial statements, just prior to the Company's initial public offering there were a number of corporate actions taken whereby all of the Company's outstanding shares were converted into ordinary shares on a 1 for 1 basis, or Share Conversion, additional ordinary shares, or Proportional Shares, were issued to all shareholders in proportion to their respective ownership interest and there was a share split of 10 for 1, or Share Split. Since the Share Conversion, Proportional Shares Issuance and Share Split (collectively referred to as the "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company, for purposes of computing the loss per share for each of the years ended December 31, 2014, 2013 and 2012 included herein the Recapitalization was deemed to have occurred as of the beginning of the earliest period presented. Therefore, all previously reported per share information for 2013 and 2012 has been retrospectively adjusted to reflect the Recapitalization.

(2)
During 2014, the Company's Class B shareholders received a preferential distribution in the form of Class A shares with a fair value of approximately $42.7 million in consideration for amendments to certain contractual rights held by the Company's Class B shareholders. For purposes of computing the loss per share for 2014, the preferential distribution increased the net loss used to compute the per share amount by approximately $42.7 million. The preferential distribution had no effect on cash or cash flows of the Company. See Note 2.6 of the audited consolidated financial statements of the Company for additional information.

Consolidated statement of financial position data

	As of December 31,
(USD in thousands)	2014	2013	2012
Cash, cash equivalents and available-for-sale financial assets	223,484	2,955	828
Adjusted working capital(3)	90,480	2,317	213
Total assets	225,309	3,599	970
Long-term debt, including current portion	—	2,613	2,100
Accumulated deficit	(107,712)	(51,913)	(36,796)
Total shareholders' equity (deficit)	222,394	(26,415)	(20,250)

(3)
We define adjusted working capital as current assets minus trade and other payables. We use adjusted working capital to, among other things, evaluate our short-term liquidity requirements. We find adjusted working capital a useful metric in evaluating our short-term liquidity requirements because it eliminates the impact of certain related party transactions, including shareholder loans and liability classified shareholder warrants. Adjusted working capital is not an IFRS measure, and our definition may vary from that used by others in our industry. Accordingly, our use of adjusted working capital has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial position as reported under IFRS.

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in Denmark and Germany. The functional currency of Forward Pharma A/S is the Danish Kroner, the functional currency of Forward Pharma GmbH is the Euro and the functional currency of Forward Pharma USA, LLC is the U.S. dollar. Forward Pharma A/S reports its consolidated financial statements in U.S. dollars.

        The following table presents information on the exchange rates between the Danish Kroner and the U.S. dollar for the periods indicated, as published by the Danish Central Bank.

	Period-end	Average for Period	Low	High
	(DKK per USD)
Year Ended December 31:
2010	5.555	5.625	5.115	6.234
2011	5.725	5.357	5.008	5.760
2012	5.659	5.794	5.523	6.156
2013	5.414	5.618	5.400	5.833
2014	6.121	5.619	5.349	6.121
Month Ended:
October 2014	5.944	5.875	5.807	5.944
November 2014	5.961	5.967	5.936	6.002
December 2014	6.121	6.026	5.935	6.121
January 2015	6.585	6.405	6.180	6.647
February 2015	6.642	6.564	6.503	6.642

        The following table presents information on the exchange rates between the Euro and the U.S. dollar for the periods indicated, as published by WM/Reuters.

	Period-end	Average for Period	Low	High
	(EUR per USD)
Year Ended December 31:
2010	0.745	0.755	0.687	0.838
2011	0.770	0.719	0.672	0.774
2012	0.758	0.778	0.743	0.827
2013	0.726	0.753	0.724	0.782
2014	0.824	0.754	0.717	0.824
Month Ended:
October 2014	0.798	0.789	0.780	0.798
November 2014	0.801	0.802	0.797	0.807
December 2014	0.824	0.811	0.798	0.824
January 2015	0.884	0.860	0.830	0.893
February 2015	0.889	0.881	0.874	0.889

B.  Capitalization

        Not applicable

C.  Reason for the Offering

        Not applicable

D.  Risk Factors

        Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest or making any decision with respect to your investment in any of our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and Industry

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

        We are a biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our formulation technology and undertaking pre-clinical studies and clinical trials of our proposed drug candidate FP187. As an early stage company, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Consequently, the ability to accurately assess our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market. Accordingly, the likelihood of our success must be evaluated in light of many potential challenges and variables associated with an early-stage drug development company, many of which are outside our control, and the occurrence of any setbacks could adversely affect our business and prospects.

We depend entirely on the success of our only clinical candidate, FP187. We cannot give any assurance that this clinical candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

        We have invested almost all of our efforts and financial resources in the development of FP187. As a result, our business and future success is almost entirely dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize FP187, which has completed Phase 1 testing in healthy volunteers for release characteristics and tolerability, as well as a Phase 2 trial in moderate to severe psoriasis patients, and is being prepared for Phase 3 trials for relapsing remitting multiple sclerosis, or RRMS, and psoriasis. FP187 will require additional pre-clinical and clinical development, management of clinical and manufacturing activities, and regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all). Further, we will need to secure sources of commercial manufacturing supply, build or partner with a commercial organization, and incur substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote FP187 before we receive regulatory approval from the U.S. Food and Drug Administration, or FDA, or the European Commission, or EC, or other foreign regulatory authorities, and we may never receive such regulatory approval for FP187. We cannot assure you that any clinical trials for FP187 will be completed in a timely manner, or at all, or that we will be able to obtain marketing approvals or labeling from the FDA, the EC or other foreign regulatory authorities necessary or desirable for the successful commercialization of FP187. If FP187 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues, which would materially and adversely affect our business, financial condition and result of operations. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and prospects.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

        Our success depends upon the continued contributions of our management, and scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our development of FP187. These individuals currently include the members of our board of directors consisting of our Chairman, Florian Schönharting, as well as J. Kevin Buchi, Torsten Goesch, and Jan G. J. van de Winkel, and our Chief Executive Officer and Chief Operating Officer, Peder Møller Andersen, our Chief Financial Officer, Joel Sendek, and Vice President, Finance and Controller, Forward Pharma USA LLC, Thomas Carbone. Our senior scientific advisors include Dr. Kristian Reich, Dr. Ulrich Mrowietz, Dr. Fred D. Lublin, Dr. Per Soelberg Sørensen, Dr. Giancarlo Comi and Dr. Jerry S. Wolinsky.

        The loss of directors, managers and senior scientific advisors could materially delay our research and development activities and could have a material adverse effect on our business. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success may depend upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees and consultants. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

Our information technology systems could face serious disruptions that could adversely affect our business.

        Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our rights with respect to the development and commercialization of FP187 and other product candidates, the attainment, defense and maintenance of which may be challenging and costly. Failure to obtain, defend or maintain these rights adequately could materially adversely impact our ability to compete and impair our business.

        Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for FP187, as well as on the defense and exploitation of such rights. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely impact our competitive advantage and impair our business.

        Our patent portfolio consists primarily of two basic patent families, our "Core Composition Patent" family and our "Erosion Matrix Patent" family, along with three other patent families. Our issued patents may not be sufficient to protect our intellectual property and our patent applications may not result in issued patents. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We have two granted patents in Europe: EP2316430, which covers dimethyl fumarate, or DMF, formulations with certain in vitro dissolution profiles, and EP2379063, which covers erosion matrix formulations with a thin enteric coating. Our other patent families include pending applications PCT/EP2013/066285, PCT/EP2014/068094 and PCT/EP2014/068095 directed, among other things, to dosing regimens of DMF.

        Both of our European patents have been opposed by third parties before the European Patent Office, or EPO. Multiple parties, including Biogen Idec, Inc., or Biogen, are opposing before the EPO our patents EP2316430 and EP2379063. The EPO may determine that one or more, possibly all, of our claims are invalid and/or may require us to narrow the scope of the claims to avoid a finding of invalidity. Narrowing the scope of the claims may result in FP187 being outside the scope of such claims.

        Moreover, our other pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, and the EPO and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. Such third-party pre-issuance submissions were filed with the USPTO, questioning each of the two U.S. patent applications from our Core Composition Patent family that had been allowed but have since been voluntarily abandoned by us. It is possible that similar third party preissuance submissions may also be filed if our currently pending patent applications (having substantially the same claims as our earlier allowed but now abandoned applications) are allowed. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidates.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S., the EU and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

        In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the EU and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

        Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain any of our patents that issue.

Intellectual property rights of third parties could adversely affect our ability to commercialize FP187, such that we could be required to litigate with or obtain licenses from third parties in order to develop or market FP187. Such litigation or licenses could be costly or not available on commercially reasonable terms.

        Our commercial success depends upon our ability and the ability of our potential collaborators to develop, manufacture, market and sell FP187 or other product candidates without infringing valid intellectual property rights of third parties. If a third-party intellectual property right exists that covers the composition of FP187 or the uses and dosages that the regulatory authorities approve for FP187, we may not be in a position to commercialize FP187 unless we successfully pursue litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

        It is possible that we are unaware of all patents or applications relevant to the manufacture, use or commercialization of FP187. For example, we have not conducted a recent freedom to operate search in connection with FP187 and its use to treat multiple sclerosis, or MS. Any freedom to operate search previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing

FP187. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States (filed November 29, 2000 or later) and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering FP187 or its use to treat MS could have been filed by others without our knowledge. In addition, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover FP187 or the use of FP187. As a result, we do not know whether the manufacture, use, or commercialization of FP187 or any future product candidates will infringe any third-party patents with valid claims that have been or will in the future be issued.

        Third-party intellectual property right holders, including our competitors, may actively bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our product candidates.

        If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing FP187 or other product candidates we may develop that are held to be infringing for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

There can be no assurances that an interference proceeding between our U.S. Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will be declared by the USPTO in the near term or at all, and even if declared, there can be no assurance that any interference proceeding will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that claims substantially similar to those in our U.S. Application No. 11/576,871 will ever issue in a patent.

        As of the date of this report, the USPTO Examiner has not reiterated her previous recommendation that an interference proceeding be declared and, even if she does so, the decision to declare an interference is solely within the power of the Patent Trial and Appeal Board, or PTAB. If an interference is declared, the PTAB will issue a declaration of interference within a matter of months or, possibly, years from the date of the initial interference memorandum. The declaration of interference initiates an adversarial proceeding in the USPTO before the PTAB. That proceeding would involve issues including but not limited to, whether an interference proceeding is appropriate, whether the involved claims of the parties are patentable and which party was first to invent any interfering subject matter. We cannot estimate at this time when, or ultimately if, such interference proceeding will be declared, and even if declared, we cannot know or anticipate whether Biogen might be able to assert valid defenses. Failure to prevail in any such interference could adversely impact our ability to market FP187 for RRMS, which would have a material adverse effect on our business.

There can be no assurance that even if we are successful in the opposition proceedings involving our patents currently pending before the EPO, we won't be subject to subsequent or parallel invalidity proceedings (also called "nullity actions" or "revocation actions") involving these same or other patents of ours before a national court in any of the European Patent Convention member states where our patents were validated, which subsequent or parallel proceedings could result in our challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last and so when, if at all, our patents currently under challenge will finally be declared to be valid or not.

        The possibility of parallel validity proceedings in national courts and in the EPO is inherent in the legal arrangements under the European Patent Convention under which the EPO was established. If a third party files an opposition to an EU patent with the EPO and also, in parallel, initiates a revocation action (also called "nullity action" or "validity proceedings") against the same patent before a national court, certain national courts may exercise their discretion to either (i) stay the national proceedings, in order to wait the outcome of the EPO opposition proceedings, or (ii) allow the revocation proceedings to go ahead, without awaiting the outcome of the EPO proceedings. The rules and practice differ from country to country in the EU. For example, certain countries will stay the main proceeding until a final decision has been reached by the EPO whereas in other countries a stay is not automatic and in such cases the courts may continue the proceedings notwithstanding the opposition. In Germany, for example, national nullity proceedings cannot be started before the German Federal Patent Court until the EPO opposition proceedings have been concluded or the opposition period has expired. As a result, it is possible that certain of our patents now subject to opposition proceedings before the EPO will, even if we are ultimately successful before the EPO, again become subject to a revocation action in a country like Germany, which means our challenged patents could be subject to continued uncertainty in the EU as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last and so when, if at all, our patents currently under challenge will finally be declared to be valid or not.

Biogen may initiate legal proceedings alleging that we are infringing its intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

        Biogen has several issued patents and is also prosecuting a number of additional patent applications that could adversely impact our commercial efforts if FP187 were ultimately found to infringe any valid claim by Biogen, in particular if Biogen obtains patent term extensions for certain patents in the U.S. and/or Supplemental Protection Certificates (which also extend the effective life of patents for drugs) in the EU.

        We are aware of the seven patents Biogen has listed in the FDA's "Orange Book" (See "Business—Government Regulation—United States—Hatch-Waxman Act and Orange Book Listing.") in connection with Tecfidera®, U.S. Patent Nos. 6,509,376, 7,320,999, 7,619,001, 7,803,840, 8,399,514, 8,524,773 and 8,759,393. Our planned regulatory path does not require that we make patent certifications to the FDA in connection with Biogen's Orange Book-listed patents, and at least two of the Biogen patents will expire before we anticipate receiving marketing approval for FP187. In Germany, and possibly other or all European countries (including member states of the EU and the European Economic Area, or EEA, as well as Switzerland), Biogen has filed an application for a Supplementary Protection Certificate, or SPC, using EP1131065B1 (European counterpart to U.S. Patent No. 6,509,376) and EP2137537B1 (European counterpart to U.S. Patent No. 8,399,514) as the basic patents. The applications of the SPCs in Germany have the application Nos. DE122014000068.9 and DE122014000069.7. An SPC may extend the effective monopoly of a basic patent by a maximum of five years. The SPC term may be further extended by an additional six months in accordance with Art. 36 of Regulation 1901/2006, if the requirements for a pediatric extension are met.

        We are also aware of the European counterpart to U.S. Patent No. 8,399,514, EP2137537B1. As discussed with respect to our "Core Composition Patent" family, we have opposed EP2137537B1 and are seeking to provoke an interference between one of our U.S. patent applications and Biogen's U.S. Patent No. 8,399,514.

        In the U.S., Biogen's pending patent applications include U.S. Application No. 13/266,997 (notice of allowance mailed on August 14, 2014, but later abandoned), U.S. Application No. 13/767,014, U.S. Application No. 13/800,128, U.S. Application No. 14/119,373, U.S. Application No. 14/124,562, U.S. Application No. 13/760,916, and U.S. Application No. 13/827,228. In Europe, Biogen's pending patent applications include EP2424357, EP2713724 and several others. One or more of these applications could adversely impact our commercial efforts if our marketing of FP187 once approved by the FDA for the treatment of RRMS and/or psoriasis was ultimately found to infringe any valid patent claim issuing from any one of these applications.

        Biogen's patents and patent applications are said to relate to pharmaceutical preparations of DMF and methods for treating immune disorders such as psoriasis and MS using DMF. Some of the patents and patent applications claim dosing regimens, and include claims directed to a method for treating MS through the administration of a therapeutically effective amount of DMF at about a 480 mg daily dose. If such patent claims were asserted against us, we would vigorously contest such an action. However, the outcome of such potential proceedings would be unpredictable and if such patents were held to be valid, enforceable and infringed by the commercialization of FP187, we could be prevented from continuing to commercialize our product candidates, unless we obtain a license to such patents, which may not be available on commercially reasonable terms or at all. If we market FP187 and are later found to infringe one or more of Biogen's patents, we could also be required to pay substantial damages.

Our drug candidate FP187 is still under development and, if we pursue versions of FP187 that are modified from those used in our Phase 1 trials and Phase 2 clinical trial, such modified FP187 products may be considered outside the scope of our patent families and, as a result, our ability to protect our overall patent estate could be threatened.

        In connection with our Phase 1 trials and Phase 2 clinical trial, we have used various versions of FP187 we believe to be within the scope of our existing patent families. There can be no assurance, however, that if we choose to pursue new or different versions of FP187 from those used in our Phase 1 trials and Phase 2 trial, that such modified FP187 products will not be considered outside of the scope of our patent families. In such event, such modified FP187 products could be subject to challenges in connection with new patent proceedings or otherwise by patent registry offices, our competitors and others, the outcome of which could, if ultimately determined adversely to us, materially adversely affect our business, financial condition and prospects.

We may become involved in lawsuits to protect and defend our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

        Competitors may infringe our patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent's claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could therefore have a material adverse effect on our ability to compete in the marketplace.

We enjoy only limited geographical protection with respect to certain of our patents and may face difficulties in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

        Our two earliest patent filings, PCT/DK2005/000648 and PCT/EP2010/050172, have limited geographic reach beyond the U.S. and Europe. PCT/DK2005/000648 has multiple pending U.S. counterparts, a granted European patent, a pending European patent application, three divisional applications, a German utility model and a pending Japanese counterpart. PCT/EP2010/050172 has a U.S. counterpart pending, a European patent granted, a European application pending, has Japanese, Eurasian, Indian, Chinese, Korean, Russian and Georgian counterparts pending and a granted patent in the Ukraine. We may decide to abandon national and regional patent applications in Europe and outside Europe and the U.S. before they are granted, if at all. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product. For example, in some jurisdictions, it is not possible to obtain patents on dosing regimens.

        The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

        Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Third parties may claim rights including ownership rights in our intellectual property.

        None of the named inventors on our patent and patent applications were our employees at the time of the filing of the Core Composition Patent family, which we acquired from Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company Aditech Pharma AG, or Aditech). Two of the named inventors of the Core Composition Patent family were consultants of Aditech and, while obligated under their consulting agreements to assign their rights in the Core Composition Patent family to Aditech, were employed by other institutions at the time they were named as inventors. While such institutions have not made any claims to ownership, there can be no assurance they will not do so in the future.

        Later-filed patent families were filed by us, but some of the named inventors were acting only in a consultant capacity to us. Some of these consultants, while obligated under their consulting agreements to assign their rights in such patent families to us, were employed by other institutions prior to or at the time they made their inventions. While such institutions have not made any ownership claims to the inventions disclosed in the later-filed patent families, there can be no assurance they will not do so in the future.

        Named inventors on our patent applications, whether filed by us or acquired from Aditech, could also challenge whether their property rights were properly assigned, if at all. Further, other individuals (including persons not known to us or their employers) could make claims or assertions that they are inventors and/or owners of our intellectual property.

        Under mandatory Danish law, a salaried employee having made a patentable invention (and products that may be subject to registration as an industrial designer right) through his service with an employer has the rights to such invention, provided however, that the rights to the patentable invention upon the employer's request shall be transferred to the employer, to the extent not otherwise agreed, provided that the use of such patentable invention falls within the "working area" of the employer or it is a result of a specific assignment given by the employer to the employee. Such a transfer is, however, subject to an obligation on the employer, following which the employer shall pay to the employee a "reasonable compensation." The fee shall be fixed considering the value of the invention and its consequences for the employer, the employee's terms of employment and the impact that the employee's service has had for the invention. In the event that the value of the invention does not exceed what the employee, taking his working conditions as a whole into account, reasonably could be expected to achieve, the employee is not entitled to any fee. The compensation payable by the employer is not subject to any maximum amount and may be paid either as a lump sum or as a continuing royalty payment based on, for example, the number of items produced based on the invention. An employee's claim for compensation may become time-barred or forfeited due to the employee's passive behavior. The general relative time-barring deadline under Danish law is five years with respect to claims based on employment matters, whereas the general absolute deadline for such claims is ten years.

        Some of the named inventors on our newer applications (not the Core Composition Patent or Erosion Matrix Patent) are employees of our wholly owned German subsidiary Forward Pharma GmbH and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees' Inventions (Gesetz üeber Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of employee's rights to patentable inventions which result from performance of the tasks the employee is charged with at the Company or which are based to a significant extent on the experiences or works of the Company, upon employer's request within a certain period of time after notification by employee.

        We believe that inventive contributions made by employees of Forward Pharma GmbH were made after the amended version of the German Act on Employees' Inventions came into force on October 1, 2009 and thus the amended version of the law exclusively applies to such inventions. Prior to October 1, 2009, such formal procedure had been susceptible to faults. The amendments to the law facilitate the transfer of rights in employees' inventions to the employer by replacing the former opt-in approach by an opt-out approach.

        Following the transfer of rights, an employee is entitled to a claim for "reasonable compensation" to be calculated on an individual basis (e.g., revenue achieved through exploitation of the patent). In addition, the German Act on Employees' Invention provides for certain obligations on the employer including the obligation to apply for patent protection in Germany, the obligation to release the invention for application in those countries where the employer does not want to apply for a patent and the obligation to offer to the employee granted patents or pending patent applications if the employer intends to abandon rights in any country.

        We face the risk that disputes can occur between us and employees or ex-employees of Forward Pharma GmbH pertaining to alleged non-adherence to the provisions of this act. Such disputes may be costly to defend and take up our management's time and efforts whether we prevail or fail in such dispute. If we are required to pay additional compensation or face other disputes under the German Act on Employees' Inventions, in particular in case of a failed transfer of rights, our results of operations could be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain any competitive advantage we may enjoy. The following examples are illustrative:

  •
  Others may be able to make DMF-based products that are similar to FP187 but that are not covered by the claims of the patents that we own.

  •
  Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

  •
  We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

  •
  We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

  •
  It is possible that our pending patent applications will not lead to issued patents.

  •
  Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

  •
  Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

  •
  Ownership of our patents or patent applications may be challenged by third parties.

  •
  The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

  •
  Nautilus, Inc. v. Biosig Instruments, Inc.  (2014), where the Court imposed a stricter requirement for clarity of claim language than previously applied by the Federal Circuit, thereby making it easier to invalidate patents for insufficiently apprising the public of the scope of the invention.

  •
  Limelight Networks, Inc. v. Akamai Technologies, Inc.  (2014), where the Court articulated a standard for inducement of infringement that makes it more difficult to establish liability for inducing infringement of a multi-step method claim that is performed by multiple parties.

  •
  Association for Molecular Pathology v. Myriad Genetics, Inc.  (2013), where the Court held that isolated naturally-occurring DNA is patent ineligible subject matter.

  •
  KSR v. Teleflex (2007), where the Court decided unanimously that the Federal Circuit Court had been wrong in taking a narrow view of when an invention is "obvious" and thus cannot be patented.

  •
  EBay Inc. v. MercExchange, LLC (2006), where the Court heightened the standard for an injunction after a finding of patent infringement.

  •
  Merck KGgA v. Integra Lifesciences (2004), where the Court adopted an expansive interpretation of the activities associated with regulatory approval exempt from patent infringement.

        The America Invents Act, or AIA, has been recently enacted in the United States, resulting in significant changes to the U.S. patent system. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the combination of the U.S. Supreme Court decisions and AIA has created uncertainty with respect to the value of patents, once obtained. A few highlights of changes to U.S. patent law under the AIA are:

  •
  Under the AIA, a patent is awarded to the "first-inventor-to-file" rather than the first to invent.

  •
  There is a new definition of prior art which removes geographic and language boundaries found in the pre-AIA law. At the same time, certain categories of "secret" prior art have been eliminated.

  •
  The AIA introduced new procedures for challenging the validity of issued patents: post-grant review and inter partes review.

  •
  Patent owners under the AIA may now request supplemental examination of a patent to consider, reconsider, or correct information believed to be relevant to the patent.

  •
  The AIA allows third parties to submit any patent, published application, or publication relevant to examination of a pending patent application with a concise explanation for inclusion during prosecution of the patent application.

        The "first-inventor-to-file" system and the new definitions of prior art apply to U.S. patent applications with claims having an effective filing date on or after March 16, 2013. Until at least 2034, patent practice will involve both pre-AIA and AIA laws.

        Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution and opposition proceedings. Changes in patent law or patent jurisprudence could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

        We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

        To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

        Failure to obtain or maintain trade secrets and/or confidential know-how could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Risks Related to the Development, Pre-clinical Testing, Clinical Testing, Regulatory Approval and Commercialization of FP187

Pre-clinical and clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If pre-clinical or clinical trials of FP187 are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize FP187 on a timely basis or at all.

        To obtain the requisite regulatory approvals to market and sell FP187, we must demonstrate through extensive pre-clinical and clinical trials that it is safe and effective in humans for its intended use. The process for obtaining governmental approval to market FP187 is rigorous, time-consuming and costly. It is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. Due to these and other factors, FP187 or future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of FP187.

        Pre-clinical trials must be conducted in accordance with FDA, EMA and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good laboratory practice, or GLP, an international standard meant to harmonize the conduct and quality of nonclinical studies and the reporting of findings. Pre-clinical studies including long-term toxicity studies and carcinogenicity studies in experimental animals may result in findings which may require further evaluation, which could affect the risk-benefit evaluation of clinical development, or which may even lead the regulatory agencies to delay, prohibit the initiation of or halt clinical trials or delay or deny marketing authorization applications. Failure to adhere to the applicable GLP standards or misconduct during the course of the study may invalidate the study requiring repeat of the study.

        Clinical trials must be conducted in accordance with FDA, EMA and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors. Clinical trials are further subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of FP187 produced under current good manufacturing practices, or cGMP, and other requirements. Our clinical trials are conducted at multiple sites, including some sites in countries outside the U.S. and the EU, which may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. and non-EU clinical research organizations, as well as expose us to risks associated with clinical investigators who are unknown to the FDA or the European regulatory authorities, and with different standards of diagnosis, screening and medical care.

        To date, we have neither commenced nor completed all clinical trials required for the approval of FP187, which is currently being prepared for Phase 3 testing. The commencement and completion of clinical trials for FP187 may be delayed, suspended or terminated as a result of many factors, including but not limited to:

  •
  negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

  •
  safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

  •
  the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

  •
  regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

  •
  delays in establishing or failure to establish acceptable clinical trial sites;

  •
  delays in reaching or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

  •
  delays in patient enrollment and variability in the number and types of patients available for clinical trials;

  •
  the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

  •
  lower than anticipated retention rates of patients and volunteers in clinical trials;

  •
  our third-party research and manufacturing contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

  •
  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  •
  delays in establishing the appropriate dosage levels;

  •
  the quality or stability of FP187 falling below acceptable standards;

  •
  the inability to produce or obtain sufficient quantities of FP187 to complete clinical trials; and

  •
  exceeding budgeted costs due to difficulty in predicting accurately costs associated with clinical trials.

        Positive or timely results from pre-clinical studies and early stage clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA, the EMA or other regulatory authorities.

        Products that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy to obtain regulatory approvals and therefore fail in later stage clinical trials. The FDA, the

EMA and other regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for FP187. Even if we believe the data collected from clinical trials of FP187 are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

        We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Monitoring Committee, or DMC, for such trial or by the FDA, the EMA or other regulatory authorities. We or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of FP187, the commercial prospects of FP187 will be harmed, and our ability to generate product revenues from this product will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow the FP187 development and approval process and jeopardize our ability to commence product sales and generate revenues.

        Any of these occurrences could materially adversely affect our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of FP187. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize FP187, either of which could impair our ability to commercialize FP187 and harm our business and results of operations.

The FDA and/or the EMA/EC may determine that our proposed single Phase 3 trial for the use of FP187 for the treatment of RRMS, including any Expanded Disability Status Sale, or EDSS, and Sustained Accumulation of Disability, or SAD, data generated through the date of our NDA, is insufficient for approval of FP187, which would delay or could prevent the approval of FP187 and adversely affect our prospects.

        We filed our Investigational New Drug, or IND, for FP187 as a drug to treat RRMS in the U.S. on April 30, 2014. On June 10, 2014, the FDA sent us a "may proceed" letter, indicating that the IND is active and that we may conduct studies in humans. In August 2013, we had held a pre-IND Application meeting with the FDA, prior to which we submitted a briefing book including a proposal for a large, single Phase 3 trial. Approval by the FDA of a New Drug Application, or NDA, is dependent on a number of factors. A final decision as to whether the program we shared with the FDA at a high level in advance of our pre-IND meeting will be sufficient for approval (including the sufficiency of our proposed single Phase 3 trial and whether a favorable effect on SAD, EDSS or other secondary endpoints will need to be demonstrated by us at the time of our NDA submission) can only be made by the FDA once it has reviewed our full NDA package.

        In addition, since we intend to rely on a single Phase 3 trial to demonstrate the effectiveness of FP187, the usual demonstration of the statistical significance of the superiority of FP187 to the active comparator drug in the primary efficacy endpoint (p<0.05) is unlikely to be sufficient to obtain approval. We currently expect that we will be required to demonstrate a two sided p<0.01 for our primary efficacy endpoint of ARR and two sided p<0.05 for the key secondary efficacy endpoint of SAD and/or other secondary endpoints (e.g., MRI scans) while retaining the primary efficacy advantage for FP187 through the full two year study. Importantly, during our pre-IND meeting, the FDA explained that although a low p-value may be one of the contributing factors for approval supported by a single study, such low p-value alone is not sufficient for approval, and that a final decision can only be made once the results from the study are reviewed. The FDA commented that consideration of an approval supported by a single study is based on many factors as described in "Guidance for Industry: Providing clinical evidence of effectiveness for human drug and biological products (May, 1998)".

        Overall, there can be no assurances that the FDA will ultimately accept the data from our single Phase 3 trial (including the SAD data we have generated at the time of submission or at a later date) as sufficient for approval when we file our NDA or at all, or that we will be able to timely file such an NDA. Similarly, in the EU, we may experience a delay in submitting our market authorization application to the EMA and can have no assurances that the EC ultimately will approve FP187 as a drug for the treatment of RRMS.

If serious adverse, undesirable or unacceptable side effects are identified during the development or commercialization of FP187, we or our collaboration partners may need to abandon or limit development or commercialization of FP187.

        If FP187 or any other product candidate we develop is associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon such candidate's development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage or clinical testing have later been found to cause side effects that prevented further development of the compound.

        Undesirable side effects caused by FP187 or another product candidate we develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EC or other comparable foreign authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. To date, seven Serious Adverse Events, or SAEs, have been reported in our clinical trials for FP187, which have included 318 treated subjects. Five cases were classified by the investigator as being unrelated to the use of FP187, while two cases were judged by the investigator as being possibly related to the use of FP187. One patient, who had hypertension and a family history of cardiovascular diseases experienced a transient ischemic attack, or TIA, while a second patient experienced severe abdominal pain over a period of approximately 24 hours. The patient experiencing the TIA discontinued the treatment regimen but the patient experiencing abdominal pain continued the treatment regimen after being discharged from the hospital without additional drug-related AEs. These cases have been reported to the FDA and European regulatory authorities but have not resulted in any requests from the authorities. The occurrence of these or other serious adverse, undesirable or unacceptable side effects could materially adversely affect our business, financial condition and prospects.

        It is documented in the Tecfidera® labeling and through experience using Fumaderm® that the use of products containing DMF, the sole active pharmaceutical ingredient, or API, in FP187, may cause a decrease in lymphocytes (white blood cells) in humans, thereby possibly increasing the potential for infection. To date, we are not aware of instances in which this side effect has prevented the FDA or the EC from approving RRMS drugs such as Tecfidera®, although it is expected that each of the FDA and the EMA will require us to monitor the incidence of this condition, known as lymphopenia and will evaluate whether FP187 increases the potential for infections during the review of our NDA in the U.S. and market authorization application in the EU.

        If FP187 or another product candidate we develop receives marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

  •
  regulatory authorities may withdraw approvals of such product;

  •
  regulatory authorities may require additional warnings on the labeling;

  •
  we or our collaboration partners may be required to create a medication guide or risk evaluation and mitigation strategy, or REMS, addressing the risks of such side effect;

  •
  we or our collaboration partners could be sued and held liable for harm caused to patients; and

  •
  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of FP187 or any other product candidate, if approved, and could materially adversely affect our business, financial condition and prospects.

Positive results in previous clinical trials of FP187 may not be replicated in future clinical trials of FP187, which could result in development delays or a failure to obtain marketing approval.

        Positive results in previous clinical trials of FP187 may not be predictive of similar results in future clinical trials. In addition, interim results during a clinical trial do not necessarily predict final results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for FP187 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA/EC approval for their products.

We depend on enrollment of patients in our clinical trials for FP187. If we are unable to enroll patients in our clinical trials, our research and development efforts and business, financial condition and results of operations could be materially adversely affected.

        Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the nature of the trial protocol, competing clinical trials and the availability of new drugs approved for the indication the clinical trial is investigating.

        With respect to our clinical development of FP187 in RRMS, our proposed Phase 3 trial is particularly ambitious, requiring the recruitment of up to 2,000 RRMS patients worldwide. We have no experience in managing a clinical trial of this scope, in centers throughout the world, and we will need to significantly increase our clinical development resources in order to successfully manage and oversee this process.

        Enrollment of a sufficient number of patients in the Phase 3 trial for RRMS, the size of which is, to our knowledge, unprecedented for drugs intended for the treatment of RRMS, will depend on our ability to convince physicians and patients at the trial sites of the clinical meaningfulness of our study, and the recent availability of oral therapies such as Gilenya® (fingolimod), Aubagio® (teriflunomide) and Tecfidera® (another DMF formulation) may cause patients to be less willing to participate in our clinical trial for an oral therapy in regions in which one of these alternative oral therapies has been approved. Since RRMS is a competitive market in certain regions, such as the U.S. and the EU, with a number of drug candidates in development, patients may have other choices with respect to potential clinical trial participation and we may have difficulty reaching our enrollment targets.

We may become exposed to costly and damaging liability claims, either when testing FP187 or any other product candidates we develop in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

        We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently we have no products that have been approved for commercial sale; however, the current and future use of FP187 or other product candidates by us and our collaboration partners in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, our collaboration partners or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for FP187 or any prospects for commercialization of FP187.

        Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If FP187 were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use FP187.

        Although we maintain limited product liability insurance for FP187 (currently coverage is for $2 million), it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products and increase the amount of our coverage if we obtain marketing approval for FP187. However, we may be unable to obtain any insurance covering the sale of FP187, once commercialized, or may be unable to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

        Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Our product candidate FP187 is subject to extensive regulation, compliance with which is costly and time consuming, may cause unanticipated delays, or prevent the receipt of the required approvals to commercialize our product candidate.

        We and our collaboration partners are not permitted to market our product candidate FP187 until we receive regulatory approval from regulatory authorities. The process of obtaining regulatory approval is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

        The FDA, the EMA or other comparable foreign regulatory authorities can delay, limit, or deny approval of a product candidate for many reasons, including:

  •
  such authorities may disagree with the design or implementation of our clinical trials or the adequacy of our pre-clinical studies;

  •
  we may be unable to demonstrate to the satisfaction of the FDA, the EMA or other regulatory authorities that a product candidate is safe and effective for any indication;

  •
  such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from the United States;

  •
  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks; and

  •
  such authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

        In addition, competitors could attempt to use the regulatory process to attempt to delay or prevent approval of FP187. For example, a competitor could file a citizen petition with the FDA seeking a ruling from the FDA that the use of a single Phase 3 trial as a basis for approving FP187 is not appropriate. We believe that, if our proposed Phase 3 trial for FP187 is successful and the results meet our expectations, the FDA will have a proper basis for approving our NDA for FP187. However, the filing of a citizen petition could delay any approval of FP187 by the FDA, which would adversely affect our prospects. Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Even if FP187 obtains regulatory approval, it will be subject to continual regulatory review.

        If marketing authorization is obtained for FP187, it will remain subject to continual review and therefore authorization could be subsequently withdrawn or restricted. We and our collaboration partners will be subject to ongoing obligations and oversight by regulatory authorities, including Adverse Event, or AE, reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize FP187. We and our collaboration partners will also be subject to regulatory requirements covering the manufacturing of FP187, including maintaining compliance with cGMP, and our contract manufacturers will be subject to periodic inspections by regulatory authorities.

        If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our collaboration partners fails to comply with regulatory requirements, the regulators could take various actions. These include issuing warning and/or untitled letters to us, imposing fines on us, imposing restrictions on FP187 or its manufacture, requiring us to recall or remove the product from the market, entering an injunction against us, requiring us to enter into a consent decree, and pursuing criminal prosecution against us. The regulators could also suspend or withdraw our marketing authorizations or require us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

Agencies like the FDA and national competition laws in Europe regulate the promotion and uses of drugs not consistent with approved product labeling requirements. If we are found to have improperly promoted FP187 for uses beyond those that are approved, we may become subject to significant liability.

        Regulatory authorities like the FDA and national competition laws in Europe (e.g., the German Heilmittelwerbegesetz) strictly regulate the promotional claims that may be made about prescription products, such as FP187, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or such other regulatory agencies as reflected in the product's approved labeling. For example, the FDA requires substantial evidence, which generally consists of two adequate and well-controlled head-to-head clinical trials, for a company to make a claim that its product is superior to another product in terms of safety or effectiveness. Unless we perform clinical trials comparing FP187 to Tecfidera®, we will not be able promote FP187 by making comparative claims to Tecfidera®. If we are found to have made such claims we may become subject to significant liability. In the U.S., the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in improper promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Due to our limited resources and access to capital, we must decide to prioritize development of FP187 for certain indications and at certain doses; these decisions may prove to have been wrong and may materially adversely affect our business, financial condition, results of operations and prospects.

        Because we have limited resources and access to capital to fund our operations, we must decide which dosages and indications to pursue for the clinical development of FP187 and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward dosages or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the market potential of FP187 or misread trends in the biopharmaceutical industry, our business, financial condition, results of operations and prospects could be materially adversely affected.

Because we are subject to environmental, health and safety laws and regulations, we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may disrupt or delay our production and development efforts and materially adversely affect our business, financial condition and results of operations.

        Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

        As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be materially adversely affected.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

        Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize FP187 and may affect the prices we may set.

        In the U.S., the EU and some other foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of FP187, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

        In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

        More recently, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, or ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the ACA revised the definition of "average manufacturer price" for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. We will not know the full effects of the ACA until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the ACA, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

        Both in the U.S. and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of FP187, if any, may be.

Our relationships with customers and payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

  •
  the U.S. healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under U.S. healthcare programs such as Medicare and Medicaid;

  •
  the U.S. False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

  •
  the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  the U.S. false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits items or services;

  •
  the transparency requirements under the ACA require manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

  •
  analogous laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

        Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business with is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

        The biopharmaceutical industry is highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover, develop and obtain marketing approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in the U.S., the EU and other jurisdictions. These organizations may have significantly greater resources than we do and conduct similar research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing of products that compete with FP187.

        We believe that our key competitor in the commercialization of DMF for RRMS is Biogen, which has developed Tecfidera®, an oral treatment with RRMS. Tecfidera® has been approved in the U.S., Canada, Australia and the EU. The fact that Tecfidera® has been commercialized and is being marketed in the U.S. may render our development and discovery efforts in the area of DMF for the treatment of RRMS uncompetitive. Other companies are also developing alternative therapeutic approaches to the treatment of RRMS. These alternative therapeutic approaches may be used as complementary to the use of FP187 for the treatment of RRMS, but they could also be competitive.

        The highly competitive nature of and rapid technological changes in the pharmaceutical and biotechnological industries could render FP187 or our technology obsolete or non-competitive. Our competitors may, among other things:

  •
  develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

  •
  obtain quicker regulatory approval;

  •
  establish superior proprietary positions;

  •
  have access to more manufacturing capacity;

  •
  implement more effective approaches to sales and marketing; or

  •
  form more advantageous strategic alliances.

        Should any of these factors occur, our business, financial condition and results of operations could be materially adversely affected.

The successful commercialization of FP187 and any other products we develop will depend, in part, on the extent to which governmental authorities, health insurers and other third-party payors establish adequate reimbursement levels and pricing policies.

        The successful commercialization of FP187 and any other products we develop will depend, in part, on the extent to which third-party coverage and reimbursement for our product will be available from government and health administration authorities, private health insurers and other third-party payors.

        These bodies may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. Obtaining and maintaining reimbursement status is time-consuming and costly. Significant uncertainty exists as to the reimbursement status of newly approved medical products. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. In addition, many governments and health insurers are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new products. As a result, they may not cover or provide adequate payment for our future products.

        These concerns are particularly present for drugs like FP187 that use an API that is already available in other, approved drugs. Public and private payors may only be willing to provide coverage for FP187 if we can demonstrate a significant clinical advantage, or offer the drug at a price resulting in a treatment cost lower than other available drugs. Public and private payors may not be willing to grant reimbursement prices in line with our expectations if they do not share our views concerning the advantages of our proprietary formulation technology, in particular if they do not give as much weight as we do to, for example, what we expect will be reductions in flushing as a side effect.

        The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of FP187 and the future revenues we may expect to receive from it. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

FP187 and any other products we develop may not gain market acceptance, in which case we may not be able to generate product revenues, which will materially adversely affect our business, financial condition and results of operations.

        Even if the FDA, the EMA or any other regulatory authority approves the marketing of any products that we develop on our own or with a collaboration partner, physicians, healthcare providers, patients or the medical community may not accept or use them. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of FP187 will depend on a variety of factors, including:

  •
  the timing of market introduction;

  •
  the number and clinical profile of competing products;

  •
  our ability to provide acceptable evidence of safety and efficacy;

  •
  the prevalence and severity of any side effects;

  •
  relative convenience and ease of administration;

  •
  cost-effectiveness;

  •
  patient diagnostics and screening infrastructure in each market;

  •
  marketing and distribution support;

  •
  availability of coverage, reimbursement and adequate payment from health maintenance organizations and other insurers, both public and private; and

  •
  other potential advantages over alternative treatment methods.

        If FP187 or any other product we develop fails to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investment. Even if some products achieve market acceptance, the market may not prove to be large enough to allow us to generate significant revenues.

We have never commercialized a product candidate, and we currently have no marketing and sales organization. To the extent our product candidate FP187 is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell FP187 or generate product revenue.

        We have never commercialized a product candidate, and we currently do not have a marketing or sales organization for the marketing, sales and distribution of FP187 and do not intend to create one. In order to commercialize any of our products that receive marketing approval, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of FP187, if we elect to build a targeted specialty sales force, such an effort would be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to FP187, we may choose to partner with third parties that have their own sales forces and established distribution systems, in lieu of or to augment any sales force and distribution systems we may create. If we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize FP187 if it receives regulatory approval. If we are not successful in commercializing FP187, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

Risks Related to our Financial Position and Capital Needs

We have a history of operating losses, and we may not achieve or sustain profitability. We anticipate that we will continue to incur losses for the foreseeable future. If we fail to obtain additional funding to conduct our planned research and development effort, we could be forced to delay, reduce or eliminate our product development programs or commercial development efforts.

        We incurred net losses of $19.0 million and $15.7 million for the years ended December 31, 2014 and 2013, respectively. As of December 31, 2014, we had an accumulated deficit of $107.7 million. Our losses have resulted principally from expenses incurred in research and development of FP187, from general and administrative expenses that we have incurred while building our business infrastructure, and from fair value adjustments to certain convertible loans and net settlement obligations to shareholder warrants. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of FP187.

        To date, we have financed our operations through our initial public offering completed in October 2014, private placements of equity securities, grants from governmental bodies, and debt financing arrangements. We have never generated any revenues from product sales. Based on our current plans, we do not expect to generate significant product revenues unless and until we obtain marketing approval for, and commercialize, FP187. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

        We will have to seek additional funding to complete our Phase 3 clinical trials in RRMS and psoriasis, and to commercialize any of our product candidates. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. In addition, we may not be able to obtain further funding from governmental bodies.

        Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a consistent basis or at all. Our failure to sustain profitability could depress the market price of our ordinary shares and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our ordinary shares also could cause you to lose all or a part of your investment.

Raising additional capital may cause dilution to holders of our shares or the ADSs, restrict our operations or require us to relinquish rights to our technologies or products.

        Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of our existing cash and cash equivalents and additional financings, if needed. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interests of our existing equity holders will be diluted, and the terms of any new securities may include liquidation or other preferences that adversely affect the rights of our existing equity holders. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends.

        If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or products or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market FP187 or other product candidates that we would otherwise prefer to develop and market ourselves.

Exchange rate fluctuations or abandonment of the Euro currency may materially affect our results of operations and financial condition.

        Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Danish Kroner and the U.S. dollar, may adversely affect us. Although we are based in Denmark, we source research and development, manufacturing, consulting and other services from several countries. We have also invested in bonds issued by the government of Germany, the United Kingdom and the United States. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business may be affected by fluctuations in foreign exchange rates between the Danish Kroner, the U.S. dollar, British Pounds, the Euro or other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements.

        In addition, the possible abandonment of the Euro by one or more members of the EU could materially affect our business in the future. Despite measures taken by the EU to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the Euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the EU. The effects on our business of a potential dissolution of the EU, the exit of one or more EU member states from the EU or the abandonment of the Euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Related party transactions may be challenged by tax authorities.

        The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the United States, have detailed transfer pricing rules which require that all transactions with related parties be priced using arm's length pricing principles. Contemporaneous documentation must exist to support this pricing. The taxation authorities in these jurisdictions could challenge our arm's length related party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. Although we believe that our related-party transactions satisfy the substantive requirements of these transfer pricing rules, if any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant negative impact on our future earnings and future cash flows.

Risks Related to Our Dependence on Third Parties

If we fail to enter into strategic relationships or collaborations our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

        Our product development programs and the potential commercialization of FP187 or any other product candidates we develop will require substantial additional cash to fund expenses. Therefore, in addition to financing the developments of FP187 or any other product candidates we develop through additional equity financings or through debt financings, we may decide to enter into collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of such products or product candidates.

        We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. We may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular product, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring FP187 to market and generate product revenue. If we do enter into a new collaboration agreement, we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

  •
  we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development program;

  •
  the collaboration partner may experience financial difficulties and thus not commit sufficient financial resources to the product development program;

  •
  we may be required to relinquish important rights such as marketing, distribution and intellectual property rights;

  •
  a collaboration partner could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or

  •
  business combinations or significant changes in a collaboration partner's business strategy may adversely affect our willingness to complete our obligations under any arrangement.

We currently rely on third-party suppliers and other third parties for production of FP187 and other materials and our dependence on these third parties may impair the advancement of our research and development programs and the development of FP187.

        We currently rely on and expect to continue to rely on third parties for the supply of raw materials and manufacture of drug supplies necessary. We have a single relationship with a manufacturer (a so-called contract manufacturing organization, or CMO) to purchase excipients (i.e., inactive substances formulated alongside DMF), and to develop and manufacture our DMF, which we do through periodic work orders instead of a formal contractual relationship. We also have a single relationship with another CMO for the formulation, development, manufacture, analysis, packaging and supply of our DMF tablets, which we also maintain through periodic work orders instead of a formal contractual relationship. We anticipate soon expanding beyond relying on just these two third parties.

        Our current reliance on just one CMO for each of the purchase of excipients, manufacturing of DMF and our delivery formulation may expose us to more risk than if we were to manufacture FP187 or other products ourselves, or if we were now to have relationships with multiple or back-up third parties. Delays in production by either of these third parties could delay our clinical trials or have an adverse impact on any commercial activities. In addition, the fact that we are dependent on these two third parties for the manufacture of DMF and formulation of FP187, respectively, means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. Although we oversee these activities to ensure compliance with our quality standards, budgets and timelines, we have had and will continue to have less control over the manufacturing of DMF than potentially would be the case if we were to manufacture FP187 ourselves, or have alternative CMOs to turn to in instances where batches of our FP187 did not meet required standards. Further, the CMOs we deal with could have staffing difficulties, might undergo changes in priorities or may become financially distressed, which would adversely affect the manufacturing of DMF and the production of our FP187 tablets. In addition, they could be acquired by, or enter into an exclusive arrangement with, one of our competitors, which would adversely affect our ability to access DMF in the form we require.

        We are obliged to work with CMOs and third-party suppliers that comply with EMA, FDA or other regulatory authorities' laws and regulations, including cGMPs, on an ongoing basis. Although we are ultimately responsible for ensuring compliance with these regulatory requirements, we do not have day-to-day control over a CMO or other third-party manufacturer's compliance with these laws, regulations and applicable cGMPs and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of FP187 or that obtained approvals could be revoked, which would adversely affect our business and reputation. In addition, third-party providers, such as our CMOs, may elect not to continue to work with us due to factors beyond our control. They may also refuse to work with us because of their own financial difficulties, business priorities or other reasons, at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

        The manufacture of DMF requires highly specialized safety procedures and equipment and is therefore carried out by a limited number of CMOs. Our Phase 3 trial for FP187 and commercialization of FP187, when and if initiated, will greatly increase our requirements for DMF. While we are currently searching for (and believe we have identified) alternative and/or supplementary sources of production, there can be no assurance that we will be able to locate such alternatives or that we will be able to agree on the commercial terms of any supply with such CMOs, which could impact negatively on our programs. The inability of our single third-party source of DMF to meet our requirements for DMF would have a material adverse impact on our business and prospects.

        In addition to the supply of DMF, we also will rely on CMOs and third party suppliers to provide us with sufficient quantities of the comparator drug to be used in our Phase 3 trial for FP187. While we are currently searching for (and believe we have identified) primary and alternative sources of supply of the comparator drug, there can be no assurance that we will be able to obtain a sufficient supply of the comparator drug for our Phase 3 clinical trial when needed or on commercially reasonable terms. The inability to do so would have a material adverse impact on our business and prospects.

        Problems with the quality of the work of third parties, such as CMOs, may lead us to seek to terminate our working relationships and use alternative service providers. However, making this change may be costly and may delay the trials. In addition, it may be very challenging, and in some cases impossible, to find replacement service providers that can develop and manufacture the necessary raw materials (including DMF), tablets or products in an acceptable manner and at an acceptable cost and on a timely basis. The sale of products containing any defects or any delays in the supply of necessary services could adversely affect our business, financial condition and results of operations.

        Growth in the costs and expenses of components or raw materials may also adversely affect our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, supplies may not be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

If we fail to retain accounting and financial staff with appropriate experience, our ability to maintain the financial controls required of a public company may adversely affect our business.

        We currently rely on third-party accounting professionals to assist us with our financial accounting and compliance obligations. If we are unable to retain financial professionals with appropriate experience to maintain our financial control and reporting obligations as a public company, our business may be adversely impacted.

Risks Related to Our Ordinary Shares and ADSs

Holders of our ADSs have different rights than holders of our ordinary shares.

        We have issued to our security holders ADSs and ordinary shares, each of which afford their holders different rights. Currently, only our ADSs are publicly traded (on NASDAQ). An ADS holder will not be treated as one of our shareholders and will not have shareholder rights. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying outstanding ADSs. Holders of ADSs only have ADS holder rights. The deposit agreement among us, the depositary and ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary.

The market price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

        The price of equity securities of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs may fluctuate significantly due to a variety of factors, including:

  •
  developments concerning proprietary rights, including patents and litigation matters;

  •
  positive or negative results of testing and clinical trials by us, strategic partners, or competitors;

  •
  delays in entering into strategic relationships with respect to development and/or commercialization of FP187 or entry into strategic relationships on terms that are not deemed to be favorable to us;

  •
  technological innovations or commercial product introductions by us or competitors;

  •
  changes in government regulations;

  •
  public concern relating to the commercial value or safety of FP187;

  •
  financing or other corporate transactions;

  •
  publication of research reports or comments by securities or industry analysts;

  •
  general market conditions in the pharmaceutical industry or in the economy as a whole; or

  •
  other events and factors beyond our control.

        In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may materially affect the market price of companies' equity securities, including ours, regardless of actual operating performance.

Our principal shareholders currently own, in the aggregate, approximately 85% of our ordinary shares. They are therefore able to exert significant control over matters submitted to our shareholders for approval.

        Our shareholders who own more than 5% of our outstanding shares (including outstanding shares beneficially owned by our ADS holders) beneficially own approximately 85% of our ordinary shares. These shareholders are able to significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs.

Our ordinary shares are controlled by insiders, who could have significant influence over the outcome of corporate actions requiring board and shareholder approval.

        Our Chairman, Florian Schönharting, beneficially owns shares comprising approximately 56% of our voting power. With such concentrated control, Mr. Schönharting has influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors or any other significant corporate transaction. As a result, other shareholders and holders of the ADSs may have no effective voice in the management of our company.

Certain of our principal shareholders as well as NB FP Investment II K/S have entered into a shareholders' agreement under which they have agreed to take certain actions that may be adverse to the interests of other shareholders and holders of ADSs.

        Certain of our principal shareholders as well as NB FP Investment II K/S have entered into a shareholders' agreement, under which they have agreed to take certain actions, including with respect to the ability of certain principal shareholders to nominate directors to the board of directors and the obligation to increase share capital in certain circumstances. The shareholders party to the shareholders' agreement control a majority of the beneficial voting power of our ordinary shares, and the actions taken under or pursuant to the shareholders' agreement may conflict with the interests of other shareholders and holders of ADSs.

ADS holders may not be able to exercise their right to vote the ordinary shares underlying the ADSs.

        Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder in the Company. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

        ADS holders may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for ADS holders' instructions, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to ADS holders. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying the ADSs held by them or to withdraw the ordinary shares underlying the ADSs so that the ADS holder can vote them. If the depositary does not receive timely voting instructions from the ADS holder, it may give a proxy to a person designated by us to vote the ordinary shares underlying the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise any right to vote, and there may be nothing ADS holders can do if the ordinary shares underlying their ADSs are not voted as requested.

ADS holders' rights to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to their holdings.

        According to Danish law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless (i) they waive those rights at a meeting of our shareholders (if issued at market value, by at least two-thirds of the votes cast and the share capital represented at such meeting), (ii) such rights are waived individually by each shareholder, or (iii) the additional securities are issued pursuant to an authorization granted to our board of directors including a waiver of preemptive rights. However, our ADS holders in the United States will not be entitled to exercise or sell such rights related to the ordinary shares, which they represent unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to our ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act of 1933, as amended, or Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

ADS holders may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

        ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to each ADS holder's right to cancel such holder's ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

        Future sales of a substantial number of our ordinary shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. A significant portion of our ordinary shares are subject to lock-up agreements. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. In addition, we intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these ordinary shares, they can be freely sold in the public market or otherwise upon issuance, subject to volume limitations applicable to affiliates and lock-up agreements

We do not expect to pay dividends in the foreseeable future.

        We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Payment of future dividends will effectively be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends may be made only if our shareholders' equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Danish law or by our Articles of Association. Accordingly, investors cannot rely on dividend income and any returns on an investment in the ADSs will likely depend entirely upon any future appreciation in the price of the ADSs.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to "emerging growth companies" will make our ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an "emerging growth company," we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an "emerging growth company" we are required to report only three years of selected financial data compared to five years for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an "emerging growth company." We could be an "emerging growth company" for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our equity securities held by non-affiliates exceeds $700 million as of any June 30 date (the end of our second fiscal quarter) before that time, in which case we would no longer be an "emerging growth company" as of the following December 31 (our fiscal year end). We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we currently furnish and intend to continue furnishing quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and ADS holders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2015. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2014, an immaterial amount of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

        We are required to disclose changes made in our internal control over financial reporting and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an "emerging growth company" for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

In 2013, a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures was identified by our independent registered public accounting firm. Although no material weakness was identified in 2014, there can be no assurance that a material weakness will not occur again in the future, which could impair our ability to comply with the accounting and reporting requirements within the International Financial Reporting Standards, or IFRS, as issued by the IASB.

        In connection with the audit of our financial statements for the fiscal year ended December 31, 2013, our independent registered public accounting firm identified a material weakness related to our financial statement closing process, primarily related to the lack of sufficient skilled personnel with IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Specifically, our independent registered public accounting firm determined that we lacked sufficient accounting and finance resources and did not design and operate procedures and controls over the preparation of our financial statements.

        Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

        During 2014, we hired additional personnel including our Chief Financial Officer as well as other individuals with accounting and financial reporting experience to remediate the underlying causes of the material weakness previously identified by our independent registered public accounting firm.

Specifically we put in place procedures and controls to oversee the preparation and review of our financial statements to ensure compliance with IFRS, ensured that supporting account reconciliations are prepared timely and complex accounting issues are accounted for and disclosed in our financial statements correctly. For the fiscal year ended December 31, 2014, our independent registered public accountants did not identify a material weakness, however we cannot assure you that material weaknesses will not arise in the future. If we cannot maintain adequate internal control over financial reporting that provides reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

Failure to comply with the Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

        For the year ended December 31, 2014 we were not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose pursuant to Section 404 of the Sarbanes-Oxley Act because we are a newly public company and have not previously filed an annual report with the SEC. However, commencing with the preparation of our financial statements for the year ended December 31, 2015, and thereafter, we will be required to conduct the management assessment required by Section 404 of the Sarbanes-Oxley Act. Under the Sarbanes-Oxley Act we will be required to maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC rules and regulations. Our current controls and any new controls that we develop may be inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. During the evaluation and testing process required by Section 404 of the Sarbanes-Oxley Act, if we identify one or more material weaknesses in our internal controls over financial reporting it will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of the ADSs and our trading volume could decline.

        The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of our ordinary shares and trading volume to decline.

We believe that we were classified as a passive foreign investment company, or a PFIC, in 2014 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for the tax year ended December 31, 2014 and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

        If we are a PFIC for any taxable year during which a U.S. Holder, as defined below, holds ADSs, a U.S. Holder may be subject to adverse tax consequences, including (i) if a mark-to-market election or a qualified electing fund, or QEF, election has not been made with respect to its ADSs, a U.S. Holder may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, such ADSs, as such income generally would be allocated over the U.S. Holder's holding period for its ADSs and would be subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (ii) dividends paid by us would not be eligible for preferential individual rates of U.S. federal income tax. In addition, U.S. Holders that own an interest in a PFIC are required to comply with certain reporting requirements.

        A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we do not intend to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see "Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders."

Risks Related to Danish Law and Our Operations in Denmark

Preemptive rights may not be available to non-Danish shareholders, and any inability of non-Danish shareholders to exercise preemptive rights in respect of shares issued in any offering by us will cause their proportionate interests to be diluted.

        Under Danish law, existing shareholders will have preemptive rights to participate on the basis of their existing share ownership in the issuance of any new shares for cash consideration, unless those rights are waived by a resolution of the shareholders or the shares are issued pursuant to an authorization granted to the board of directors including a waiver of preemptive rights. The preemptive rights of the shareholders may be waived by a majority comprising at least two-thirds of the votes cast and of the share capital represented at the general meeting provided the capital increase is made at market price. Certain non-Danish shareholders may not be able to exercise preemptive rights for their shares due to restrictions included in securities laws of certain countries, including those applicable in the United States. To the extent that shareholders are not able to exercise their preemptive rights in respect of the shares in any offering by us, such shareholders' proportional interests will be diluted.

We are a Danish company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

        We are a Danish company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in Denmark. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Danish law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

We are, as a foreign private issuer, not obligated to and do not comply with all the corporate governance requirements of NASDAQ. This may affect the rights of our shareholders.

        We are a foreign private issuer for purposes of U.S. federal securities laws. As a result, in accordance with the listing requirements of NASDAQ, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of NASDAQ. In accordance with Danish law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents in advance of a general meeting of shareholders, Danish law does not have an applicable regulatory regime for the solicitation of proxies, and thus our practice will vary from the requirement of NASDAQ Listing Rule 5620(b). Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ requirements.

        As a Danish company we must comply with the Danish Companies Act, or DCA. The DCA contains binding provisions for the board of directors, shareholders and general meetings of shareholders; and financial reporting, auditors, disclosure, compliance and enforcement standards. Certain provisions apply to our board of directors (e.g., in relation to role, composition, conflicts of interest and independency requirements and remuneration), shareholders and the general meeting of shareholders (e.g., regarding our obligations to provide information to our shareholders). Further, certain sections of the DCA only apply to Danish companies listed on a regulated market with the EEA, and accordingly do not apply to us. This may affect the rights of our shareholders.

We have historically filed our Danish tax returns on a standalone basis; however, due to certain changes to the ownership structure of the Company made at the start of 2013, as of January 2013, we must file our Danish tax returns as part of a Danish tax group controlled by Tech Growth Invest ApS, a Danish corporation ("Tech Growth").

        Since January 19, 2013, we have been part of the tax group of Tech Growth for purposes of Danish law (see footnote 1 to the table set forth in the Item 6. Directors, Senior Management and Employees—E. Share Ownership). Danish law provides for joint income taxation for all Danish entities in the same tax group, with the result that losses by one entity would be offset by gains by another. However, Danish law requires entities in the same tax group to pay each other for the use of each other's tax losses. Therefore, any use of Forward Pharma's losses by other members of the Tech Growth tax group will result in compensation to Forward Pharma.

        All members of a Danish tax group are jointly and severally liable for the group's Danish tax liabilities. However, Danish law requires taxing authorities to look primarily to Tech Growth and its wholly owned entities to satisfy Danish tax liabilities and to look to partially owned entities (such as Forward Pharma) only on a secondary basis. While we do not believe Tech Growth to have any material Danish tax liabilities, there can be no assurance that they do not have any such material liabilities, that they will not incur such material liabilities in the future, or that they will fulfill any such obligations. If Tech Growth has material Danish tax liabilities that are not satisfied by Tech Growth and its wholly owned subsidiaries or if Tech Growth incurs any such liabilities in the future, we may be responsible for the payment of such taxes, which could have an adverse effect on our results of operations.

U.S. federal and/or state income tax may apply to us in the future.

        We are not currently subject to U.S. federal or state income tax. Our Chief Financial Officer Joel Sendek is employed by both Forward Pharma A/S and our wholly owned U.S. subsidiary, Forward Pharma USA, LLC, and our Vice President, Finance and Controller Thomas Carbone is employed by Forward Pharma USA, LLC. Pursuant to the U.S. tax laws and the income tax treaty between Denmark and the United States, we will not be subject to U.S. tax in connection with any of such employees' activities unless there is a U.S. trade or business being conducted in connection with a permanent establishment. While we believe that the functions such employees fulfill do not give rise to U.S. tax liability for us, there can be no assurances that the U.S. tax authorities will agree with such position. In addition, if the functions of such employees are expanded in the future, and/or we engage additional personnel located in the United States whose functions are sufficiently broad, we may become subject to U.S. federal and/or state income tax, which might have a material adverse effect on us and our results of operations.

Claims of U.S. civil liabilities may not be enforceable against us.

        Forward Pharma A/S is incorporated under the laws of Denmark, and one of its wholly owned subsidiaries Forward Pharma GmbH, is incorporated under the laws of Germany. Substantially all of our assets are located outside the United States. On a combined basis, the majority of our directors and officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

        The United States does not have a treaty with Denmark or Germany providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by a United States court based on civil liability will not be directly enforceable in Denmark or Germany. However, if the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States will neither be recognized nor enforced by a Danish court but such judgment may serve as evidence in a similar action in such court. In addition, the final judgment of a United States court may be recognized and enforced in Germany in compliance with certain requirements including petitioning a German court to enforce such judgment.

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and Development of the Company

        Forward Pharma is a Danish biopharmaceutical company developing FP187, a proprietary formulation of dimethyl fumarate, or DMF, for the treatment of several inflammatory and neurological indications, including multiple sclerosis, or MS. Since our founding in 2005, we have worked to advance unique formulations and dosing regimens of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS, or RRMS, and other immune disorders, such as psoriasis.

        We are a Danish public limited liability company. Our principal executive offices are located at Østergade 24A, 1, 1100 Copenhagen K, Denmark. Our telephone number at this address is +45 33 44 42 42.

        In 2004, a private Swedish company Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company Aditech Pharma AG, or Aditech), controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), assessed the potential for DMF to become a significant global product. Aditech specifically focused on the development of an innovative delayed and slow release formulation of DMF, with the goal of limiting side effects typically associated with DMF treatment.

        We were founded in 2005 for the purpose of exploiting a patent family Aditech filed relating to, among other things, formulations and dosing regimens of DMF, and in 2010 we acquired this patent family from Aditech. Under our agreements with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to DMF formulations. For more, see "Material Agreements—Aditech Agreement."

        We have not made any significant capital expenditures or divestures during the last three financial years, and do not have any significant capital expenditures or divestitures currently in progress.

B.  Business Overview

Our Company

        Forward Pharma is a Danish biopharmaceutical company developing FP187, a proprietary formulation of dimethyl fumarate, or DMF, for the treatment of several inflammatory and neurological indications, including multiple sclerosis, or MS. Since our founding in 2005, we have worked to advance unique formulations and dosing regimens of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS, or RRMS, and other immune disorders, such as psoriasis.

Our Focus on DMF

        Oral drugs employing DMF as an active pharmaceutical ingredient, or API, have been in use for over half a century. Today, DMF is the API found in Tecfidera®, which Biogen Idec Inc., or Biogen, began selling for the treatment of RRMS following approval by the U.S. Food and Drug Administration, or FDA, in March 2013 (and approval by the European Commission, or EC, in February 2014). Biogen reported that Tecfidera®, which is an oral dose of 480 mg of DMF daily (240 mg twice daily), generated global revenue in 2014 of $2.9 billion. DMF is also an API found in Fumaderm®, which has been sold for the treatment of psoriasis since 1994 in Germany.

        Forward Pharma was founded in 2005 for the purpose of exploiting a patent family relating to, among other things, formulations and dosing regimens of DMF.

        The patent family included an international patent application filed in 2005, disclosing, among other things, formulations and dosing regimens of DMF. This international application became the basis for a family of international patent applications. Two European patents, one from the original patent family and one from a patent family of ours involving erosion matrix formulations of DMF with a thin enteric coating have been granted. Both patents are now the subject of opposition proceedings

(i.e., special proceedings heard by the European Patent Office, or EPO, where one or more third parties request that the patent, or a part thereof, be revoked) which have been instigated by multiple third parties.

        In the U.S., our erosion matrix patent issued on December 9, 2014 with patent number 8,906,420 and we have pending patent applications that we believe may soon be allowed (i.e., will meet the statutory requirements of patentability), one of which claims particular up-titration schedules (e.g., increasing the dose) of using DMF to treat MS, and the other of which claims treating MS using particular compositions containing DMF and that also specifies levels of a DMF metabolite called monomethyl fumarate, or MMF, in the bloodstream. These claims are substantially the same as the respective claims in two other applications that the U.S. Patent and Trademark Office, or USPTO, Examiner previously found allowable but which we elected to abandon (i.e., voluntarily requested to be irrevocably removed from the USPTO docket of active patent applications).

        In another of our patent applications, U.S. Patent Application No. 11/576,871, the USPTO Examiner previously found our claims directed to methods of treating MS using a daily 480 mg dose of DMF to be allowable and had previously recommended that an interference be declared against Biogen's U.S. Patent No. 8,399,514 and a USPTO official had indicated that we would be designated as the so-called senior party. Since that recommendation, the application was returned by the Patent Trial and Appeal Board, or PTAB, judge to the Examiner, who then issued an Ex parte Quayle action (i.e., an action requesting the Applicant to correct formalities). In response to the Ex parte Quayle action, we have filed a request to change inventorship, and are now awaiting further action by the USPTO Examiner.

        An interference is an administrative proceeding at the USPTO that is used to determine which party is the first to invent a common invention claimed by the parties. The party with the earliest effective filing date to the common invention is designated "senior party" and is entitled to the presumption that it is the first inventor. Once an interference has been suggested, a supervisory Examiner refers the suggested interference to the PTAB. An administrative patent judge at the PTAB declares the interference and administers the proceeding. During the interference, each party can dispute the patentability of the other parties' claims, challenge the senior party designation and present proof of dates of invention prior to the effective filing date. In an initial motions phase, a three judge panel at the PTAB decides the patentability and senior party issues raised and, if that decision does not resolve the interference, then after priority proofs are submitted in a second priority phase, enters final judgment on priority (i.e., who is first to invent).

        In order to assess FP187's safety profile for human use, we have performed 28 pre-clinical studies on DMF since 2006, gathering data through animal testing (and in certain cases in vitro testing of DMF in cells) on its pharmacological activity, toxicity profile, and on dosing level effects. All pre-clinical studies apply to both MS and psoriasis development. Beginning in 2007, we commenced a set of Phase 1 clinical trials followed by a Phase 2 clinical trial to investigate, among other things, safety and dosing tolerability of FP187. We have successfully completed all of these clinical studies, collectively involving over 300 psoriasis patients and healthy volunteers, and gathering substantial positive safety and dosing data. Importantly, as of the date hereof we have conducted no clinical trials involving patients with MS.

        To advance FP187 for use as a drug to treat RRMS in the U.S., we held a pre-Investigational New Drug, or IND, application meeting with the FDA in August 2013. Prior to this pre-IND meeting, we submitted a briefing book to the FDA, which included our high-level description of a proposed 48-week Phase 3 trial, which we expect will include up to 2,000 RRMS patients. We intend to compare FP187 to an active beta interferon, or IFNb, comparator drug. The primary efficacy endpoint for the proposed Phase 3 trial will be the Annualized Relapse Rate, or ARR. The key secondary efficacy endpoint will be the Sustained Accumulation of Disability, or SAD, based on repeated assessments of the Expanded

Disability Status Scale, or EDSS. Further secondary endpoints are based on magnetic resonance imaging, or MRI, markers.

        EDSS has been recognized by the EMA as the most widely used and known scale to assess disability in RRMS patients. EDSS scores are measured periodically (generally in intervals of three to six months) based on a standard neurological examination of seven major functional systems and observations concerning gait and use of assistive devices. EDSS is reported using a scale ranging from 0 to 10 in 0.5 unit increments that each represent higher levels of disability. SAD is defined as a specified increase from baseline in EDSS that persists for at least 12 weeks.

        Following completion of our planned Phase 3 trial, we intend to submit a new drug application, or NDA, for FP187 to treat RRMS. Approval by the FDA of a NDA is dependent on a number of factors. A final decision as to whether the program we shared with the FDA in advance of our pre-IND meeting is sufficient for approval (including the sufficiency of our proposed single Phase 3 trial and whether a favorable effect on SAD or other secondary endpoints will need to be demonstrated by us at the time of our NDA submission) can only be made by the FDA once it has reviewed our full NDA package.

        We expect that patient enrollment for the Phase 3 trial we are contemplating will take at least 18 - 22 months, with completion of the final patient's initial 48-week treatment period after a total of 30 - 34 months. When the last patient dosed has completed the 48-week treatment period, we expect that we will have a substantial number of patients with two years of data, which we believe will allow us to complete an analysis of the effects of FP187 on SAD which can be provided to the FDA when we submit our NDA. As a result, we believe that any requirement by the FDA for data on EDSS/SAD will not delay a decision on whether to approve FP187 for the treatment of RRMS.

        We intend to submit our NDA for FP187 to treat RRMS under Section 505(b)(1) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDC Act, based on pre-clinical and clinical data we have and will have developed and independently own. Section 505(b)(1) of the FDC Act prescribes how a product may be submitted for approval by the FDA as a new drug based on clinical trial data and other information independently developed and owned by the party making the NDA submission, or obtained from a third-party with a right of reference.

        In Europe, we have held preliminary discussions concerning marketing authorization for FP187 in moderate to severe psoriasis with the Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte, or BfArM) in Germany, and in November 2013 held a scientific consultation on FP187 for the treatment of MS with the European Medicines Agency, or EMA. We expect to apply for a European Union, or EU, marketing authorization for FP187 to treat RRMS.

        We also intend to pursue the development of FP187 for the treatment of psoriasis, and expect to commence a Phase 3 clinical trial program for psoriasis in parallel to the MS Phase 3 program. We expect the Phase 3 program to start within the next 12 months.

History of DMF

        A German pharmacist discovered in the late 1950s that fumaric acid derivatives were useful for the treatment of psoriasis. Over the following years, various blends of fumaric acid derivatives, including DMF, were tested and used in different doses throughout Germany and, later, in other parts of Europe. Pharmacies in Germany often made their own compounded versions for the treatment of psoriasis.

        In 1994, Fumapharm AG (acquired by Biogen in 2006) received approval in Germany to market Fumaderm®, which contains DMF and three ethyl fumarate salts, for the treatment of psoriasis. DMF is also the API in Biogen's Tecfidera®. Fumaderm® has not been approved outside of Germany, but it is nonetheless available throughout Europe as a prescription drug sourced from German pharmacies.

Tecfidera® is sold in both the U.S. and Europe. We estimate that there have been well over 150,000 patient years of exposure to drugs containing DMF.

Our Intellectual Property

        We divide our intellectual property portfolios primarily into two basic patent families, which we refer to as our "Core Composition Patent" family and our "Erosion Matrix Patent" family. Our Core Composition Patent family, based on international application PCT/DK2005/000648, filed on October 7, 2005, discloses, we believe, among other things, a broad range of formulations and dosing regimens of DMF, including the use of a dose of about 480 mg of DMF per day to treat MS. Our Erosion Matrix Patent family, based on international application PCT/EP2010/050172, filed in 2010, covers our delayed and slow release formulations of DMF in FP187 as used in our set of Phase 1 clinical trials and Phase 2 clinical trial.

Core Composition Patent family

        A patent from our Core Composition Patent family, EP2316430, or '430, has been granted by the EPO. The '430 covers DMF formulations with certain in vitro dissolution profiles. Multiple third parties, including Biogen, are opposing our '430 patent (covering DMF formulations) before the European Patent Office, or EPO. On December 17, 2014 the opposition division of the EPO delivered a preliminary non-binding opinion rejecting all grounds of opposition except lack of novelty regarding our '430 patent. The parties have until April 30, 2015 to respond to the preliminary opinion. Oral hearings have been scheduled for June 24th and 25th, 2015 at the EPO.

        In the U.S., we have pending patent applications that we believe may soon be allowed. Pending U.S. Application No. 14/213,399 claims the use of delayed release formulations of DMF to treat MS according to an up-titration schedule (e.g., increasing the relevant dose) that reaches a total daily dose of 480 mg. Pending U.S. Application No. 14/212,503 claims a method of treating a MS subject with 480 mg of DMF per day, using delayed release formulations containing from 120 mg to 240 mg of DMF which, following administration, result in certain levels of MMF in the bloodstream. These claims are substantially the same as the respective claims in two other applications that the U.S. Patent and Trademark Office, or USPTO, Examiner previously found allowable (U.S. Application Nos. 13/957,117 and 13/957,220) but which we elected to abandon (i.e., voluntarily requested to be irrevocably removed from the USPTO docket of active patent applications).

        Two third-party pre-issuance submissions were filed with the USPTO, questioning the patentability of the claims in each of the two U.S. patent applications from our Core Composition Patent family that had been allowed but were subsequently abandoned by us. We believed that these third-party submissions were defective. It is possible that similar third-party pre-issuance submissions may also be filed if our currently pending patent applications (having substantially the same claims as our earlier allowed but now abandoned applications) are allowed.

        We were previously informed by the USPTO Examiner that she believes the claims in another of our patent applications in the Core Composition Patent family, U.S. Application No. 11/576,871, to be allowable and in consultation with her supervisor and a patent interference specialist, had recommended that an interference be declared against Biogen's U.S. Patent No. 8,399,514, whose claims also cover a method of treating MS using about a 480 mg daily dose of DMF, and a USPTO official had indicated that we would be designated as the so-called senior party. Such interference, if declared, will give us the opportunity to prove to the USPTO that we were the first to invent the method of treating MS using about a 480 mg daily dose of DMF. Since that recommendation, the application was returned by the PTAB judge to the Examiner, who then issued an Ex parte Quayle action (i.e., an action requesting the Applicant to correct formalities). In response to the Ex parte

Quayle action, we have filed a request to change inventorship, and are now awaiting further action by the USPTO Examiner.

        In view of the publication of WO2006/037342, the international application in the Core Composition Patent Family, on April 13, 2006, prior to Biogen's February 8, 2007 priority date for its EP2137537 B1 patent, we (along with multiple other parties) have filed an opposition against that patent which has claims directed to the use of the 480 mg daily dose of DMF to treat MS.

        On November 18, 2014 we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf, alleging infringement of our German utility model DE 20 2005 022 112 due to Biogen Idec's marketing of Tecfidera® in Germany. An oral proceeding in Germany is scheduled for February 16, 2016.

Erosion Matrix Patent family

        A patent from our Erosion Matrix Patent family, EP2379063 (covering matrix formulations with a thin enteric coating), has been granted by the EPO. Multiple third parties, including Biogen, are opposing this patent before the EPO.

        In the U.S., the USPTO reviewed the European oppositions to EP2379063. The Company received an issue notification from the USPTO regarding its patent application 13/143,498 covering FP187, the Company's erosion matrix formulation of DMF. The application is entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix". The application issued with the patent number 8,906,420 on December 9, 2014. The patent will expire in January 2030.

Other patent families

        Beyond our Core Composition Patent and Erosion Matrix Patent families, our other patent families include PCT/EP2013/066285, PCT/EP2014/068094 (not yet published) and PCT/EP2014/068095 (not yet published), mainly directed to dosing regimens of DMF. We believe that our overall patent portfolio, if matured, should position FP187 competitively in the key markets of the U.S. and the EU.

Our Business Strategy

        We have focused on DMF's potential as an immune-modulating drug to improve the health and well-being of patients with immune disorders for approximately the past 10 years, during which time we have assembled and continue to develop our intellectual property portfolio and regulatory strategy. We believe our intellectual property portfolio, combined with the clinical data we have and will have independently obtained and the discussions we have had with the FDA, BfArM and EMA, provide us with the opportunity to pursue the development of FP187 for the treatment of RRMS and other indications in the U.S. and the EU. We intend to pursue a Phase 3 clinical trial of FP187 for the treatment of RRMS which we believe, if successful, would (in combination with other data on FP187 we have and are obtaining) allow us to submit an NDA in the U.S. and a separate marketing authorization application in the EU for FP187 to treat RRMS. We intend to also pursue the development of FP187 for the treatment of psoriasis, including commencing a Phase 3 clinical trial program.

        Components of our business strategy include:

  •
  Successfully develop FP187 for the treatment of Relapsing Remitting Multiple Sclerosis.  We plan to pursue approval from the FDA and the EC of FP187 for the treatment of RRMS. We believe that, if approved, FP187 could become an important therapeutic in the multi-billion dollar MS drug market.

  •
  Successfully develop FP187 for the treatment of psoriasis.  We plan to pursue FP187 for the treatment of psoriasis. We believe that, if approved, FP187 could become a compelling treatment option for patients with psoriasis.

  •
  Exploit and defend our intellectual property rights.  We believe our patents and patent applications related to, among other things, our proprietary formulation technology, combined with our patents and patent applications claiming dosing levels of DMF, are valuable assets of our company. We intend to exploit our intellectual property by continuing to pursue our patent applications, and to defend our patent rights as we deem necessary for our business.

  •
  Obtain marketing exclusivity in the U.S. and the EU for FP187.  In addition to patent protection, if and when an NDA is approved, we will be eligible for up to three and one-half years of marketing exclusivity against generic versions of FP187 in the U.S. In the EU, we will be entitled to up to 11 years of exclusivity from the first date of authorization in the EU.

  •
  Potentially partner FP187 with third parties.  We may opportunistically seek commercial partners for FP187 to offset risk and preserve capital, if appropriate, although we intend to retain key development and commercialization rights. We believe retaining this strategic flexibility will help us to maximize shareholder value.

  •
  Continue to explore, and potentially develop, FP187 and other DMF-related formulations for the treatment of other immune disorders. We intend to continue to explore and potentially develop FP187 and other DMF-related formulations for the treatment of other immune disorder indications, such as psoriatic arthritis, Crohn's disease and ulcerative colitis.

Mode of Action of DMF and our Proprietary Formulation

Mode of action

        While the exact mode of action of DMF is not fully understood, we believe that some of its therapeutic effects are mediated via modulation of the immune system. From studying scientific literature on immune cells in vitro and Company-sponsored research, we believe that DMF can rapidly form adducts by combining with the antioxidant molecule glutathione, or GSH, leading to the functional depletion of GSH, followed by the modulation of various cellular pathways. We believe that one important downstream event of intracellular GSH depletion is the increased expression of the anti-inflammatory stress protein HO-1, with subsequent induction of type II dendritic cells leading to a reduction of inflammatory responses. We also believe that the depletion of GSH can induce apoptosis or cell death in different cell types including activated T cells, reducing inflammatory responses. Other pre-clinical data, we believe, have indicated that DMF can also protect cells, including neuronal cells, against oxidative stress.

        In animal models described in scientific literature and from Company-sponsored research, GSH/DMF adducts have been found in the gastrointestinal, or GI, mucosa and in the portal vein blood, but not in organs like the heart, brain and liver, which suggests to us that the clinical effects of DMF may be mediated at least in part by DMF exerting its action within the tissues in the intestine or pre-systemic circulation. Such a mode of action of DMF is also supported, we believe, by the fact that DMF has not been directly detected in the bloodstream.

        Some proportion of DMF is thought by us to be metabolized by esterases (enzymes ubiquitous in the GI tract) to produce MMF. In contrast to DMF, MMF can be measured in the bloodstream, but the extent to which it may contribute to clinical efficacy is currently unclear to us. However, recent pre-clinical research suggests to us that sudden plasma peaks of MMF may contribute to the side effect of flushing via interaction with nicotinic acid receptors. Flushing is the visible reddening of the skin and is often accompanied by a sensation of heat and prickling or itching of the skin.

Formulation and clinical profile of FP187

        Our proprietary DMF formulation, FP187, employs two strategies which we believe improve the release of DMF by reducing the peaks of MMF in the bloodstream while maintaining overall DMF exposure levels, which, in turn, may control DMF's side effects. FP187 uses an enteric coating material, which forms a polymeric barrier around each DMF-containing core tablet for the purpose of inhibiting the release of DMF in the stomach and allowing for release in the small intestine. Due to the enteric coating, the FP187 tablet remains intact in acid conditions like those found in the stomach but dissolves in a less acidic environment like the one found in the small intestine. The enteric coating employed by FP187 is thinner than the coating used by the other DMF products, which we believe results in the earlier onset of release of DMF in the small intestine. In addition, the DMF in FP187 is embedded in a slow eroding interior structure, which we call our erosion matrix formulation, resulting in what we believe to be a slower release of DMF in the small intestine after the enteric coating has dissolved.

        We believe that all currently available products containing DMF have an enteric coat that controls and inhibits the undesired release of DMF in the stomach and permits the release only in the more neutral environment of the small intestine. Once the enteric coat is dissolved in the small intestine, DMF-containing products such as Tecfidera® or Fumaderm® that are formulated with an immediate release technology and not an erosion matrix formulation or other rate-controlling release technology may result in DMF being released in a more concentrated and immediate burst. We believe that the slow rate of release of DMF permitted by FP187's erosion matrix formulation greatly reduces, or may even eliminate, the peaks of MMF in the bloodstream observed with formulations in which the DMF is not incorporated into a rate-controlling release formulation, while ensuring that a therapeutically effective dose of DMF is administered, potentially producing fewer and less severe flushing episodes. In addition, we believe that the rate-controlled release of DMF from the erosion matrix formulation, together with the earlier start of release in the small intestine, may allow absorption of DMF over a larger area of GI mucosa, potentially leading to lower local GI concentrations and therefore, we believe, potentially less severe GI-specific side effects.

        In the clinical trials we performed with FP187, flushing, GI complaints (primarily diarrhea and abdominal pain) and changes in white blood cell counts occurred. All of these side effects resolved or the white blood cell counts returned to their pre-treatment values during the treatment period (without any change in the treatment regime) or during the follow up period or were deemed to not be clinically relevant at the end of the study. Despite the white blood cell count changes, no increase in infections was observed. In our Phase 2 study of FP187, seven Serious Adverse Events, or SAEs, were reported. Five cases were classified by the investigator as being unrelated to the use of FP187, while two cases were judged by the investigator as being possibly related to the use of FP187. One patient was hospitalized with severe GI pain but was discharged the next day, after receiving intravenous fluid overnight, and continued on with the study until its conclusion without further complaints. The second patient had a transient ischemic attack, or TIA. This patient had hypertension prior to participating in the trial and a family history for cardiovascular diseases. Based on our review of the German spontaneous reporting system (a database maintained by BfArM for drug-related Adverse Events, or AEs) covering an estimated patient exposure for Fumaderm® of more than 150,000 patient years, and the recent FDA approval of Tecfidera® in the U.S., we do not believe there is any evidence of an increased risk for cardiovascular related AEs.

Overview of MS

        MS is a chronic disorder of the central nervous system, or CNS, involving brain, spinal cord and optic nerves, and is characterized clinically by recurring episodes of neurological dysfunction. MS is immune-mediated, driven by autoreactive lymphocytes that attack the covering surrounding nerve cells, or myelin sheath. This autoimmune response results in destruction of the myelin sheath, termed demyelination, and nerve damage. The CNS destruction caused by autoreactive lymphocytes can lead to debilitating clinical symptoms such as numbness, difficulty walking, visual loss, loss of coordination and muscle weakness.

        The Multiple Sclerosis International Foundation recently estimated that approximately 2.3 million people suffer from MS worldwide. It is estimated that between 60 and 65% of MS patients have what is referred to as relapsing remitting multiple sclerosis, or RRMS, characterized by recurrent acute exacerbations of neurological dysfunction followed by variable degrees of recovery with clinical stability between relapses, which would mean approximately 1.5 million people worldwide suffer from RRMS. The majority of patients are diagnosed with MS between the ages of 20 and 40. Almost half of relapses result in incomplete recovery of neurological function and leave permanent disability and impairment that accumulates over time. Owing to the complications of chronic disability, life span for patients with MS is typically shortened by approximately ten years.

        The early onset and progressive nature of RRMS highlights the need for treatment options that are effective, convenient and tolerable. This unmet need is particularly important for sufferers in the workforce or those raising families. The inevitability of both relapse and disease progression also results in the prescription of the newest medications that offer increased levels of efficacy and differing risk/benefit profiles. As new efficacious and safe treatments are approved, RRMS patients will have more options for treatment in earlier stages of the disease.

Clinical Development Summary

        Our clinical development strategy has been designed with a view towards satisfying marketing approval requirements in both the United States and the EU, while allowing us to create an electronic common technical document that we can use for marketing authorization applications in other jurisdictions. We have conducted an extensive pre-clinical program and have completed several Phase 1 and Phase 2 clinical trials. We plan to conduct additional Phase 1 clinical trials, and are in the process of planning Phase 3 clinical trials of FP187 in RRMS and in psoriasis. Our planned Phase 3 clinical trial of FP187 in RRMS is particularly large, with up to 2,000 RRMS patients to be enrolled.

Completed clinical trials

        The following table sets forth information regarding completed clinical trials involving FP187:

Study	Phase	Total Patients Enrolled	Trial Design	Status	Dates
FP187-101	Phase 1	24	Randomized, single dose (240 mg) three way crossover PK study in healthy volunteers carried out in one clinical trial center in Germany.	Completed	January 15, 2007 - April 28, 2008
FP187-102	Phase 1	20	Randomized, single dose (240 mg) four way crossover PK study in healthy volunteers carried out in one clinical trial center in Germany.	Completed	November 11, 2008 - April 17, 2009
FP187-103	Phase 1	18	Randomized, single dose (240 mg) three way crossover PK study in healthy volunteers carried out in one clinical trial center in Germany.	Completed	February 4, 2009 - July 28, 2009
FP187-201	Phase 2 (Psoriasis)	252

Randomized, double-blind, placebo-controlled, 20 week treatment period study with three FP187 dose groups with two dosage levels and an open, flexible up-titration group carried out in 17 clinical trial centers in Germany.

				Completed	September 7, 2010 - January 9, 2012

        Our extensive pre-clinical data, combined with our positive Phase 1 and 2 clinical trial results, has enabled us to advance development of DMF for RRMS, psoriasis and potentially other immune disorders.

Pre-clinical studies

        To assess FP187's safety profile for human use, we have performed 28 pre-clinical studies on DMF since 2006, gathering data on its pharmacological activity, toxicity profile, and on dosing level effects through animal testing and in vitro testing of DMF. This pre-clinical program consisted of seven safety pharmacology studies, three single and multiple dose toxicokinetic studies, four studies on metabolism and drug interaction, two distribution studies, four acute toxicity studies, three dose-range repeat studies, two 28 day repeat dose toxicity studies, two 13 week repeat dose toxicity studies, and a four-part genotoxicity study.

        In Europe, the EMA and BfArM do not require further pre-clinical testing other than short-term reproductive toxicology studies that we plan to perform. No additional long-term toxicology or carcinogenicity studies will be required for our marketing authorization application in Europe. The short-term toxicological studies will be initiated during the second quarter of 2015.

        In the U.S., carcinogenicity, chronic toxicity and other short-term studies will be required and such studies are included in our development plan. We have received recommendations on our plans to perform pre-clinical carcinogenicity studies on DMF from the FDA's Executive Carcinogenicity Assessment Committee, or CAC, and we have taken these recommendations into account in the design of our planned studies. The two important and long lasting carcinogenicity studies have been initiated and are ongoing in Germany at our pre-clinical supplier.

Initial Phase 1 and 2 clinical trials

        In 2007, we commenced our clinical trial program in Germany in coordination with BfArM. We conducted a set of Phase 1 clinical trials, followed by a Phase 2 clinical trial. These trials included over 300 subjects consisting of psoriasis patients and healthy volunteers, and investigated, among other things, safety and dosing tolerability of FP187. We have successfully completed all of these clinical trials, gathering substantial positive safety and dosing data.

Phase 1 trials

        We conducted three Phase 1 clinical trials of FP187, which tested seven delayed and slow release formulations and dosing regimens of DMF. In two of these clinical trials, we compared a 240 mg dose of FP187 with Fumaderm®, which includes 240 mg of DMF in an enteric-coated tablet. Since DMF is not quantifiable in the bloodstream after oral administration, we measured levels of MMF, the main metabolite of DMF. The primary objectives of these trials were:

  •
  the determination of the pharmacokinetic, or PK, properties of MMF, with a secondary objective of the evaluation of safety and tolerability (FP187-101 involving 24 healthy male volunteers);

  •
  the determination of the PK properties of MMF, with secondary objectives of comparing bioavailability of the formulations with Fumaderm® and evaluating the safety and tolerability of FP187 (FP187-102 involving 20 healthy male volunteers); and

  •
  the determination of the PK properties of MMF with secondary objectives of comparing bioavailability of the formulations with Fumaderm® and to evaluate the safety and tolerability of FP-187 (FP187-103 involving 18 healthy male volunteers).

Phase 2 trial

        After completion of our Phase 1 trials, we continued the clinical development of FP187 with a randomized, placebo-controlled, double-blind, parallel-group Phase 2 trial in patients with psoriasis (FP187-201, clinicaltrials.gov identifier: NCT01230138). The trial was conducted in 17 centers in Germany.

  Trial design

        The primary endpoint was to analyze the effect of FP187 daily doses of 500 mg (given as 250 mg twice daily, or BID) and 750 mg (given as 375 mg BID or 250 mg thrice daily, or TID) and of placebo on the proportion of patients achieving a PASI75 response (reduction in Psoriasis Area and Severity Index, or PASI, of at least 75% from baseline) after 20 weeks of treatment.

        Secondary endpoints were to evaluate the efficacy and safety as assessed by PASI, static Physician's Global Assessment, or sPGA, patient global assessment, or PaGA, patients' disease-related quality of life score, patient assessed pruritus, Adverse Events, or AE, and Serious Adverse Events, or SAEs.

        Included were male and female patients at least 18 years of age, with a clinical diagnosis of psoriasis with a body surface area of no less than 10% and at least a PASI of 10, and with stable disease for at least 6 months prior to study start. Exclusion criteria included prior discontinuation of treatment with other DMF containing products as a result of lack of efficacy or due to side effects.

        The trial design included an up-titration schedule of two weeks to the 500 mg dose and three weeks to the 750 mg dose. A separate open-label flexible up-titration treatment arm (target dose 750 mg) was added to the study to investigate impact on tolerability of a more flexible and longer up-titration period.

  Statistical analysis

        The primary efficacy analysis was performed based on the full analysis (FA) set (randomized patients receiving at least one dose of trial drug) and the per protocol (PP) set (patients of the FA set without major protocol violations and a PASI evaluated at week 8 or later). For the primary endpoint to be met, both the PP and FA analysis sets individually needed to be significant. The two 750 mg dose groups were pooled, as per the prospectively defined analysis strategy.

  Patient disposition

        In the blinded patient arms, 199 patients were randomized. Out of these, 192 patients received study medication at least once, and 92 patients discontinued prematurely. The discontinuation rate was higher in the placebo group (56%) than in the active treatment groups (40% and 48% for 500 mg and pooled 750 mg, respectively).

  Efficacy

        The primary endpoint was met for the 500 mg dose group at week 20 and was statistically significantly (i.e., p was less than 0.05) higher compared to placebo in both the FA set (PASI75 responder rate 31.3% vs. 10.4%; p=0.01) and the PP set (PASI75 responder rate 45.5% vs. 13.5%; p<0.01).

        For the pooled 750 mg dose group, the responder rate at week 20 was statistically significantly higher compared to placebo for the PP set (PASI75 responder rate 35.1% vs. 13.5%; p=0.01) but not for the FA set (PASI75 responder rate 20.8% vs. 10.4%; p=0.12).

        The efficacy results from the blinded study were supported by those of the open flexible up-titration arm, with PASI75 responder rates for FP187 vs. placebo of 41.5% vs. 10.4% in the FA population (p<0.01) and of 57.9% vs. 13.5% in the PP population (p<0.01).

  Safety

        Seven SAEs were reported in the FP187 treatment groups, each of which only occurred once. Five cases were classified by the investigator as being unrelated to the use of FP187, while two cases were judged by the investigator as being possibly related to the use of FP187. One patient, who had hypertension and a family history of cardiovascular diseases experienced a transient ischemic attack, or TIA, while a second patient experienced severe abdominal pain over period of approximately 24 hours. The patient experiencing the TIA discontinued the treatment regimen but the patient experiencing abdominal pain continued the treatment regimen after being discharged from the hospital without additional drug-related AEs. These cases have been reported to the FDA and European regulatory authorities but have not resulted in any requests from such authorities. No deaths were reported in the trial. No notable difference between active and placebo arms was seen for the frequency of infections, change in pulse, blood pressure or weight, change in triglycerides, cholesterol, HDL-C or LDL-C, change in liver enzymes, creatinine, or creatinine clearance (Cockcroft-Gault-Formula). A mild eosinophilia (i.e., increase in eosinophil blood cell count) was observed in all treatment groups, including the placebo group, whereas moderate and severe eosinophilia occurred only in FP187 treatment groups. Similarly, a mild lymphopenia (i.e., decrease in lymphocyte blood cell count) was observed in all treatment groups, including the placebo group, whereas moderate and severe lymphopenia occurred only in FP187 treatment groups. All returned to pre-treatment values during the course of the study or were considered by the investigator to be not clinically relevant at the end of the study. Both eosinophilia and lymphopenia are well documented AEs of fumaric acid ester therapy. No increased rate of infection was observed among patients with either eosinophilia or lymphopenia.

  Tolerability

        Gastrointestinal, or GI, AE and flushing are well-known side effects for fumaric acid ester treatments.

        While the majority of patients treated with FP187 reported at least one GI tolerability event, such as diarrhea or abdominal pain, the median number of GI events per patient in the 500 mg and 750 mg groups was only two, and 92% of events were mild or moderate. Flushing was reported by 4%, 17%, and 13%, for the placebo, 500 mg, and 750 mg groups, respectively. The median number of flushing events per patient in the 500 mg and 750 mg groups was 1, and 100% of events were mild or moderate. GI-related events and flushing mainly occurred within the first four weeks of the study, as has been reported for other fumaric acid ester therapies. The overall discontinuation rate in our trial was lower in all active therapy arms than in the placebo arm. Flushing events appeared to be recorded at a lower rate in the 500 mg and 750 mg doses of FP187 than the rate seen in most clinical trials with DMF-containing products, but this has not been confirmed by a head-to-head study.

Planned clinical trials and market authorization application strategy

        To advance FP187 for use as a drug to treat RRMS in the U.S., we held a pre-Investigational New Drug, or IND, application meeting with the FDA in August 2013. Prior to this pre-IND meeting, we submitted a briefing book to the FDA, which included our high-level description of a proposed 48-week Phase 3 trial, which we expect will include up to 2,000 RRMS patients. We intend to compare FP187 to an active beta interferon, or IFNb, comparator drug. The primary efficacy endpoint for the proposed Phase 3 trial will be the Annualized Relapse Rate, or ARR. The key secondary efficacy endpoint will be the Sustained Accumulation of Disability, or SAD, based on repeated assessments of the Expanded Disability Status Scale, or EDSS. Further secondary endpoints are based on magnetic resonance imaging, or MRI, markers. We filed our IND for RRMS on April 30, 2014. On June 10, 2014, the FDA sent us a "may proceed" letter, indicating that the IND is active and that we may conduct studies in humans.

        Following completion of our planned Phase 3 trial, we intend to submit our New Drug Application, or NDA, for FP187 to treat RRMS. Approval by the FDA of a NDA is dependent on a number of factors. A final decision as to whether the program we shared with the FDA in advance of our pre-IND meeting is sufficient for approval (including the sufficiency of our proposed single Phase 3 trial and whether a favorable effect on SAD or other secondary endpoints will need to be demonstrated by us at the time of our NDA submission) can only be made by the FDA once it has reviewed our full NDA package. We will also be required to provide information in our NDA on adequate dose exploration of FP187 in patients with MS.

        We intend to submit the same pre-clinical and clinical data package to the EMA following our RRMS NDA submission to the FDA.

Phase 1 and Phase 2 trial(s)

        We intend to conduct the following additional Phase 1 trials to further investigate the safety profile of FP187 for human use:

  •
  PK fasting/fed trial: This will be a 3-way randomized cross over trial investigating the effect of food on the pharmacokinetics of MMF and it is also a regulatory requirement for controlled release drugs. The study will include 30 healthy volunteers (males and females) and involve kinetic blood sampling over 24 hours after each administration of FP187 (250 mg as a single dose), or the comparator (Tecfidera® 240 mg as a single dose) with standard laboratory evaluations and AE and tolerability reporting. We expect this trial to be running in 2Q 2015 under the IND and will be carried out in Germany.

  •
  QT/QTc study: This is a standard study to be carried out for FP187 and overseen by a specialized clinical research organization. This study is required at the time of submission of our NDA and currently has no timeline.

  •
  We may be required to conduct bridging studies in order to reference data from previous pharmacokinetic investigations. We will perform pharmacokinetic investigations of our new, elongated tablets being developed for the RRMS indication prior to initiation of Phase 3 trials in order to investigate and document the pharmacokinetic profile of FP187 in these new tablets. The study is planned to run in the second quarter of 2015 and will be a standard cross over pharmacokinetic trial in 24 healthy volunteers. This study is expected to run in a phase 1 unit in Holland. Similarly, a new 250 mg dose tablet for psoriasis treatment that is in development will be tested in a similar standard Phase 1 trial when ready.

        In addition, a human mass-balance/metabolic profile study may need to be performed prior to any NDA submission and does not currently have a timeline. Consistent with our discussion with the FDA, we carried out initially an in-vitro alcohol dissolution study. The final report is pending and will be submitted with the IND for further consideration by the agency whether a human alcohol dump study is required in addition to the in-vitro study.

Phase 3 trials

  Phase 3 clinical trial of FP187 in RRMS

        We currently intend to conduct a single double-blind, double-dummy 48-week active comparator Phase 3 trial of FP187 in RRMS. We intend to compare two dosing levels of FP187 (400 mg daily (200 mg BID), and 480 mg daily (240 mg BID)) to an IFNb RRMS drug. The 480 mg/day dose is the labeled DMF dose for Tecfidera®, and the lower dose is being tested to explore its safety and efficacy.

        The primary efficacy endpoint of this trial will be ARR at week 48. The secondary endpoints consist of: new and total Gadolinium-enhanced, or GdE, lesions on magnetic resource imaging, or MRI, scans at week 24, 36, and 48; new or enlarging T2-hyperintensive lesions at week 24, 36, and 48; new T1-hyperintense lesions at week 24, 36, and 48; proportion of relapse-free patients at week 48; brain volume at week 48; and proportion of patients with confirmed progression of Expanded Disability Status Score, or EDSS, a measure of SAD (a key secondary endpoint). While the primary efficacy data will be based on 48-week data, patients will continue treatment for 96 weeks, after which patients can continue on FP187 until the product is available for commercial use.

        We plan to design this trial to detect a 30% reduction in ARR compared to the IFNb comparator drug with 90% power, which we estimate will require up to approximately 600 patients in each of the two FP187 dosing regimen arms and up to approximately 800 patients in the comparator drug arm; a combined total of up to 2,000 RRMS patients. We intend to design the trial to include an interim look at the data to assess, among other things, futility, sample size and probability of achieving a two-sided

p-value of less than 0.01. We expect patient recruitment to take up to 18 - 22 months, with the last patient completing his or her 48-week study period approximately 30 - 34 months after the first patient is enrolled.

        The safety and tolerability assessment will be based on full laboratory evaluation at every visit, and detailed collection of AE information including GI, flushing and infection AEs.

        The study protocol is in development in co-ordination with external consultants as are other important aspects of the study such as investigation on comparator sourcing, central imaging center and central lab facilities.

  Phase 3 clinical trial of FP187 in psoriasis

        We are continuing to refine our strategy for psoriasis in Europe and in the United States as well as continuing to plan for a placebo-controlled Phase 3 trial of FP187 for the treatment of psoriasis in the United States, which we expect will include approximately 700 psoriasis patients. We believe that Phase 3 trials of FP187 for the treatment of psoriasis could provide important long-term safety data concerning the use of FP187 in a large population at doses similar to those we plan to test for use in RRMS.

        In the United States, an IND for the use of FP187 for the treatment of psoriasis was opened in 2008. The FDA has been updated on all activities and results through the filing of annual reports with the FDA. A meeting to discuss Phase 2 results and obtain feedback for the Phase 3 requirements was held with the FDA in 2012.

        The planned European Phase 3 trial has been put on hold as almost half of the trial sites (23 sites) were in Russia and the Ukraine. The political instability in Russia and the Ukraine has worsened and sanctions have been implemented, and our co-operation and continuation with sites in these countries have been abandoned.

Exclusivity

Exclusivity in the U.S

        We intend to submit our NDA for FP187 to treat RRMS under Section 505(b)(1) of the FDC Act, based on pre-clinical and clinical data we have and will have developed and independently own. Approval of an NDA submitted under Section 505(b)(1) of the FDC Act for a single active ingredient product that does not include a new chemical entity, but which contains reports of new clinical investigations that were essential for approval, should entitle us to three years of marketing exclusivity against generic versions of FP187, with the potential to extend the exclusivity by six months if we perform a pediatric clinical trial that meets the study requirements provided for in an FDA-issued written request. If we perform additional clinical trials essential for approval of other indications, we could also obtain three years of marketing exclusivity for those new indications.

European approach and exclusivity

        We have discussed our European regulatory strategy for the approval of FP187 for the treatment of subjects with RRMS with the BfArM in Germany and more recently in a scientific consultation we had in November 2013 with the European Medicines Agency, or EMA. We expect to apply for an EU-wide marketing authorization to be granted by the European Commission under the so-called "centralized" procedure (Regulation EC 726/2004). See "Government Regulation—European Union—Marketing authorization applicable and available authorization procedures." We plan to be able to file a full clinical package, on the basis of our planned Phase 3 clinical trial, our planned/completed pre-clinical studies, and materials to be prepared for the NDA submission in the U.S.

        For a psoriasis indication, we may use a "full-mixed" application in Europe, allowing use of bibliographical references that include, among other things, references pertaining to public clinical and pre-clinical trial papers and the clinical use of Fumaderm® in Germany and other European countries.

        In Europe, the marketing authorizations we receive will entitle us to receive eight years of data exclusivity and an additional two years of market protection from FP187's first date of authorization in the EU. For more, see "Government Regulation—European Union—Regulatory data protection". Should we advance a second indication for FP187, one more year could be added to the market protection period, leading to a total protection of 11 years from the first date of authorization.

Intellectual Property Summary

        We seek to protect the intellectual property and proprietary technology that we believe is important to our business, including pursuing and maintaining patents intended to cover FP187, and any other inventions that are commercially important to the development of our business.

        Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, to exploit and defend our patents, to preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. For more information, please see "Risk Factors—Risks Related to Our Intellectual Property."

        As of the date of this Prospectus, we owned 13 U.S. utility patent applications, and one U.S. provisional patent application relating to our DMF program.

        We divide our intellectual property portfolios primarily into two basic patent families, which we refer to as our "Core Composition Patent" family and our "Erosion Matrix Patent" family.

        The following table highlights key aspects of the current status of our Core Composition and Erosion Matrix Patent families:

Patent / Application	Patent Family	Status
EP2316430	Core Composition	Granted and validated in AT, BE, CH, CY, DE, DK, EE, ES, FI, FR, GB, GR, HU, IE, IS, IT, LT, LU, LV, NL, PL, PT, SE and SI. Subject of EPO opposition by Biogen and others.
EP05789026.1	Core Composition	Pending (parent application of EP 2 316 430 and other divisional applications; contains claims directed to a pharmaceutical composition containing one or more fumaric acid esters, wherein the composition consists of a controlled-release dosage form adapted to release the fumaric acid ester(s) according to a particular in vitro dissolution profile). A third party observation has been filed on behalf of a non-identified party. The EPO has issued a non-final office action.
EP14172390.8	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF using a controlled release composition that is adapted to release DMF according to a particular in vitro dissolution profile). Two third party observations have been filed on behalf of non-identified parties, and the EPO has issued a search report.
EP14172396.5	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF using a controlled release composition). A third party observation has been filed on behalf of non-identified party, and the EPO has issued a search report.
EP14172398.1	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF wherein the compositions have an enteric coat). Two third party observations have been filed on behalf of non-identified parties, and the EPO has issued a search report.
DE202005022112.0	Core Composition	Registered utility model in Germany (includes claims similar to US 11/576,871 and 14/213,399). Subject of pending litigation in Germany.
U.S. App. 14,213,399	Core Composition	Pending (contains claims substantially similar to claims in U.S. App. 13/957,117, which was allowed by the USPTO but voluntarily abandoned by us).
U.S. App. 14,212,503	Core Composition	Pending (contains claims substantially similar to claims in U.S. App. 13/957,220, which was allowed by the USPTO but voluntarily abandoned by us).
U.S. App. 11/576,871	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF). Awaiting further action by USPTO Examiner. Decision by the USPTO Administrative Law Judge to proceed with interference is pending.
EP2379063	Erosion Matrix	Granted and validated in AT, BE, BG, CH, CY, CZ, DE, DK, EE, ES, FI, FR, GB, GR, HR, HU, IE, IS, IT, LT, LU, LV, MC, MK, MT, NL, NO, PL, PT, RO, SE, SI, SK, SM and TR. Subject of EPO opposition by Biogen and others.
EP12193798.1	Erosion Matrix	Pending (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).
U.S. App. 13/143,498	Erosion Matrix	Allowed in the U.S. Request for continued examination to be filed to permit the USPTO Examiner to consider the opposition papers in EP2379063. Re-allowed in July 2014 following the USPTO's review of the EU opposition papers.

        As we have described above, Biogen has patents and is also prosecuting a number of additional patent applications that could adversely impact our commercial efforts if our marketing of FP187 once approved by the FDA for treatment of RRMS and/or psoriasis were ultimately found to infringe any valid claim arising from any of these patents or applications. Biogen and/or other competitors may initiate legal proceedings against us alleging infringement of their intellectual property rights. While we would vigorously contest such claims, the outcome of such potential proceedings would be unpredictable and we could be prevented from commercializing or continuing to commercialize our product candidates. If we market FP187 and are later found to infringe one or more patents of Biogen or other competitors, we could also be required to pay substantial damages.

        Any patents issued from patent applications in our Core Composition Patent family based on PCT/DK2005/00648 will expire on October 7, 2025 at the latest, subject to patent term adjustments in the U.S. Any patents issued from patent applications in our Erosion Matrix Patent family based on PCT/EP2010/050172 will expire on January 8, 2030 at the latest, subject to patent term adjustments in the U.S. The German utility model will expire on October 7, 2015 at the latest.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent's term may be shortened if a patent is terminally disclaimed over another patent, and a patent's term may be lengthened, among other things, by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the U.S., is not subject to adjustment.

Other Opportunities for FP187

        We have explored performing clinical studies in other indication areas, including psoriatic arthritis (an immune disorder characterized by inflammation of the joints alone or in both skin and joints which occurs in about 15% of psoriasis patients) and other immune mediated diseases, including for many disease indications that we believe would entitle us to submit for Orphan Drug status.

Manufacturing

        FP187 for the treatment of psoriasis is a round tablet, 8 mm in diameter and 5 mm in height, that contains DMF in an erosion matrix; each erosion matrix tablet core is covered by a thin enteric coating. A new, elongated tablet is being developed for FP187 for the treatment of RRMS. The tablet will also use an erosion matrix and will be covered by the same thin enteric coating. Several formulations with the elongated tablet have been produced for Phase I pharmacokinetic investigations planned for the second quarter of 2015.

        Currently, a single contract manufacturing organization, or CMO, provides us with our DMF, which is our API for FP187. Production procedures and facilities operated by this CMO have been validated for the current batch size in 2013, and we are planning to validate an increased batch size during 2015.

        Formulation and finishing for our FP187 tablets is currently completed by another single CMO. Production procedures and facilities for this CMO have been validated by us for the current batch size, and we are planning to validate an increased batch size in 2015. Currently 20 batches have consistently been produced under GMP conditions for use in our Phase 3 trial program and the Phase I program.

        The CMOs supply us with DMF and FP187 tablets pursuant to individual work orders, and we are currently in the process of entering into framework agreements with each such manufacturer to cover the manufacture of DMF and FP187 tablets, respectively.

        We are additionally actively negotiating with alternative secondary suppliers of both DMF and our formulated and finished FP187 tablets.

Material Agreements

Aditech Agreements

        In 2004, a private Swedish company, Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company Aditech Pharma AG, or Aditech), controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech, and in 2010 we acquired this patent family from Aditech pursuant to a patent transfer agreement. Under our agreements with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence and minimum annual expenditure (€1.0 million per year) obligations on our part (with an option for Aditech to receive back, for no consideration, all of our DMF related assets should we fail to satisfy these obligations), as well as a payment by us to Aditech of up to 2% of net sales generated from our DMF products and processes, regardless of whether such net sales are generated by us or our affiliates or licensees. Further, our agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets we might choose to sell.

        As noted above, the agreement with Aditech is technically a patent transfer agreement, not a license agreement. This means that we have acquired exclusive and perpetual ownership to Aditech's patents and related rights. Aditech can terminate the agreement (in which event Aditech has an option to receive back, for no consideration, all of our DMF related assets) due to any of the following reasons:

  •
  We seek a liquidation, dissolution or winding up of our business or assets, we become insolvent or we make any general assignment for the benefit of our creditors;

  •
  A petition is filed by or against us, or any proceeding is initiated by or against us, or any proceeding is initiated against us as a debtor, under any bankruptcy or insolvency law, unless such petition or proceeding is held to be unfounded;

  •
  A receiver, trustee or any similar officer is appointed to take possession, custody or control of all or any part of our assets or property;

  •
  Upon the material breach by us of any material term or material condition of our agreement with Aditech, if such breach continues for 30 calendar days after the receipt of written notice thereof from Aditech; or

  •
  If we do not meet applicable requirements in respect of the development and commercialization of the patent rights.

        While we have exclusive ownership of the patents, the duration of our obligation to make payments to Aditech lasts until (on a country by country basis) the latest to occur of the expiration of the registered patent rights or applicable data exclusivity.

Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target immune disorders, including the same diseases we are targeting. If FP187 is approved for the treatment of

RRMS, we expect it will face intense and increasing competition as new products enter the RRMS markets and advanced technologies become available. FP187 will face competition based on its safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining regulatory approval for products or gaining broader acceptance in the MS market we are targeting.

        We believe that our key competitor in the DMF space is Biogen. Biogen's Tecfidera® was approved by the FDA for the treatment of RRMS on March 27, 2013. Biogen reported that Tecfidera® generated global revenue of $2.9 billion in 2014.

        Other companies have also developed alternative therapeutic approaches for the treatment of RRMS. These include Novartis AG whose Gilenya® is a once daily oral dose drug to treat RRMS approved in September 2010, and Genzyme Corporation (a subsidiary of Sanofi S.A.), which developed Aubagio®, a RRMS drug approved in September 2012.

        We also face competition from potential new entrants into the RRMS market. For example, Receptos Inc. has a product candidate, RPC1063, in Phase 2/3 testing which, if successfully approved and launched would be a once daily oral treatment for RRMS.

        As we pursue the development of and if FP187 is approved for the treatment of psoriasis, we will similarly face intense competition in the psoriasis market. This will include competition from products which have already been commercialized and have gained market acceptance, as well as from products based on new and advanced technologies.

Government Regulation

        Our business is subject to extensive government regulation. Regulation by governmental authorities in the U.S., the EU and other jurisdictions is a significant factor in the development, manufacture and marketing of any drugs and in ongoing research and development activities. All of our products are subject to rigorous pre-clinical and clinical trials and other pre-marketing approval requirements by the FDA, the EMA and other regulatory authorities in the U.S., the EU and in other jurisdictions.

United States

        In the U.S., the FDA regulates drugs under the FDC Act, and regulations implemented by the agency. If we fail to comply with the applicable United States requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include, but are not limited to, the FDA's refusal to allow us to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Approval of drugs

        The process required by the FDA before a drug may be marketed in the United States generally involves satisfactorily completing each of the following:

  •
  pre-clinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA's Good Laboratory Practice, or GLP, and current Good Manufacturing Practice, or cGMP, regulations, as applicable;

  •
  submission to the FDA of an investigational new drug, or IND, application for human clinical testing, which must become effective before human clinical trials involving testing on U.S. patients may begin;

  •
  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

  •
  submission of data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

  •
  submission to the FDA of an NDA;

  •
  satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMPs;

  •
  potential FDA audit of the non-clinical and clinical trial sites that generated the data in support of the NDA; and

  •
  FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.

        Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based on the type, complexity and novelty of the product or disease.

Pre-clinical studies and Investigational New Drug application

        Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, in order to assess the potential safety and efficacy of the product. The conduct of the pre-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Submission of the IND may result in the FDA not allowing the trials to commence, either on the terms originally specified in the IND, or at all. If the FDA raises concerns or questions either during this initial 30 day period or at any time during the IND process, they may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. This could cause significant delays or difficulties in completing planned clinical studies in a timely manner.

Clinical trials

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted in accordance with federal regulations and under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. An independent Institutional Review Board, or IRB, must also review and approve the clinical trial before it can begin and monitor the study until it is completed. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, and the safety of human subjects. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time or impose sanctions for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice rules, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors, including the requirements for informed consent.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap. Additional studies may be required after approval.

          Phase 1 clinical trials are initially conducted in a limited population to test the product for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

          Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, determine the efficacy of the product for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trial.

          Phase 3 clinical trials proceed if the Phase 2 clinical trials provide evidence that a dose range of the product is effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically relevant Phase 3 trial may be designed to deliver the data that the regulatory authorities will use to decide whether or not to approve a drug. Such Phase 3 studies are referred to as "pivotal." In most cases FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in instances where the study is a large multicenter trial demonstrating internal consistency and a statistically persuasive finding of a clinically meaningful effect.

        In some cases, the FDA may approve an NDA for a product with the sponsor's agreement to conduct additional clinical trials to further assess the drug's safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of approval for products.

New Drug Application

        The results of product development, pre-clinical testing and clinical trials are submitted to the FDA as part of an NDA, submitted under Sections 505(b)(1) or 505(b)(2) of the FDC Act. The NDA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. The application fee currently exceeds $2,169,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually. Once the submission has been accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the most recent iteration of the Prescription Drug User Fee Act, or the PDUFA, the FDA has ten to twelve months in which to review a standard NDA and respond to the applicant, and six to eight months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process is often significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA may also refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of the advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

        Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

        At the conclusion of the FDA's review it will issue an action letter. If the FDA's evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable and there are no outstanding issues, the FDA will issue an approval letter. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the NDA, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Once issued, the FDA may withdraw a drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require further testing, including Phase 4 clinical trials, and surveillance programs to monitor the effect of approved drugs which have been commercialized.

        As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug.

        The FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to a drug, including changes in indications, labeling or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials. We cannot be sure that any additional approval for new indications for any product will be approved on a timely basis, if at all.

        The FDA has several programs that are intended to facilitate and expedite development and review of new drugs to address unmet medical need in the treatment of serious or life-threatening conditions. These programs are intended to help ensure that therapies for serious conditions are available as soon as it can be concluded that the therapies' benefits justify their risks. These programs include breakthrough therapy designation, fast track designation, priority review and accelerated approval.

Hatch-Waxman Act and Orange Book listing

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants ordinarily are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product.

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the lawsuit that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Section 505(b)(2) New Drug Applications

        Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA's previous approval of a similar product, or published literature, in support of its application.

        Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on FDA's previous approval is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Exclusivity

        Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug, or a Section 505(b)(2) NDA that references the drug. Certain changes to a drug that require a clinical trial to support the FDA approval, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or Section 505(b)(2) NDA for a drug that includes the change.

        An ANDA or Section 505(b)(2) NDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the NCE exclusivity period.

Post-Approval Regulation

        If regulatory approval for marketing of a product or new indication for an existing product is obtained, we will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process.

        For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

        We will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, we and our third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. Discovery of problems with a product after approval for marketing may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

Orphan Drugs

        Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Disclosure of Clinical Trial Information

        Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

European Union

        The process regarding approval of medicinal products in the EU follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

  •
  pre-clinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

  •
  submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

  •
  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

  •
  submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

  •
  satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMPs;

  •
  potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

  •
  review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Pre-clinical Studies

        Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the pre-clinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of the pre-clinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

        Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the EU has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of an EU member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

        Clinical drug development is often described as consisting of four temporal phases (Phase 1-4), see for example EMA's note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).

  •
  Phase 1 (Most typical kind of study: Human Pharmacology);

  •
  Phase 2 (Most typical kind of study: Therapeutic Exploratory);

  •
  Phase 3 (Most typical kind of study: Therapeutic Confirmatory); and

  •
  Phase 4 (Variety of studies: Therapeutic Use).

        Studies in Phase 4 are all studies (other than routine surveillance) performed after drug approval and related to the approved indication.

        The phase of development provides an inadequate basis for classification of clinical trials because one type of trial may occur in several phases. The phase concept is a description, not a set of requirements. The temporal phases do not imply a fixed order of studies since for some drugs in a development plan the typical sequence will not be appropriate or necessary.

        Manufacturing of investigational products is subject to the holding of authorization and must be carried out in accordance with cGMPs.

Pediatric Investigation Plans

        Regulation (EC) 1901/2006, which came into force on January 26, 2007, has as its primary purpose the improvement of the health of children without subjecting children to unnecessary trials, or delaying the authorization of medicinal products for use in adults.

        The regulation established the Pediatric Committee, or PDCO, which is responsible for coordinating the EMA's activities regarding medicines for children. The PDCO's main role is to determine all the studies that applicants need to do in the pediatric population as part of the so-called Pediatric Investigation Plans, or PIPs.

        All applications for marketing authorization for new medicines that were not authorized in the EU before January 26, 2007 have to include the results of studies carried out in children of different ages. As indicated, the PDCO determines what these studies entail and describes them in a PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PDCO can grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults, and can also grant waivers when development of a medicine in children is not needed or appropriate, such as for diseases that only effect the elderly population.

        Regulation (EC) 1901/2006 also provides for several incentives for the development of medicines for children, among others:

  •
  scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of medicines for children; and

  •
  medicines developed specifically for children that are already authorized but are not protected by a patent or supplementary protection certificate, can apply for a pediatric use marketing authorization, or PUMA. If a PUMA is granted, the product will benefit from 10 years of market protection as an incentive.

Marketing Authorization Application and Available Authorization Procedures

        Authorization to market a product in the EU member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

  •
  Centralized authorization procedure.  A marketing authorization for certain drugs must be obtained through the centralized authorization procedure for marketing authorization, which, if granted, is automatically valid in all EU member states plus the EEA (including Norway, Iceland and Lichtenstein). The EMA and the EC administer the centralized authorization procedure.

        Pursuant to Regulation 726/2004, this procedure is mandatory for:

  a)
  medicinal products developed by means of one of the following biotechnological processes:

  •
  recombinant DNA technology;

  •
  controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes, including transformed mammalian cells; and

  •
  hybridoma and monoclonal antibody methods;

  b)
  advanced therapy medicinal products as defined in Article 2 of Regulation 1394/2007 on advanced therapy medicinal products;

  c)
  medicinal products for human use containing a new active substance which, on the date of entry into force of this Regulation, was not authorized in the EU, for which the therapeutic indication is the treatment of any of the following diseases:

  •
  acquired immune deficiency syndrome;

  •
  cancer;

    •
    neurodegenerative disorder;

    •
    diabetes;

    •
    auto-immune diseases and other immune dysfunctions; and

    •
    viral diseases; and

  d)
  medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000.

        RRMS is considered as an auto-immune disease. We have built our regulatory plan on the understanding that use of the centralized authorization procedure will be mandatory for FP187 for use in RRMS, if this is the lead indication.

        The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients at a European Community level.

        Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state's national drug authority, with one of them appointed to act as Rapporteur for the coordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted; the process usually takes longer as additional information is requested, which triggers delays in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. The opinion produced by the CHMP is sent to the European Commission and used in reaching the final decision on a marketing authorization application by the EC.

        In general, if the centralized procedure is not followed, there are three alternative procedures:

  •
  Mutual recognition procedure.  If an authorization has been granted by one member state, or the reference member state, an application may be made for mutual recognition in one or more other member states, or the concerned member state(s).

  •
  Decentralized procedure.  The third option is the decentralized procedure, or DCP. The DCP may be used to obtain a marketing authorization in several European member states when the applicant does not yet have a marketing authorization in any country.

  •
  National procedure.  Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. Furthermore, this marketing authorization is not based on recognition of another marketing authorization for the same product awarded by an assessment authority of another member state. The national procedure can also serve as the first phase of a mutual recognition procedure.

        It is not always possible for applicants to follow the DCP or the national procedure. In the case of medicinal products in the category for which the centralized authorization procedure is mandatory, that procedure must be followed. In addition, the national procedure is not available in the case of medicinal product dossiers where the same applicant has already obtained marketing authorization in one of the other EU member states or has already submitted an application for marketing authorization in one of the other member states and the application is under consideration. In the latter case, applicants must follow a mutual recognition procedure.

        In the event that we are not required to use the centralized procedure for FP187, we would consider using the DCP, as we believe it would afford us a faster pathway to approval. EU regulations allow for other approval procedures, some of which can shorten and simplify the approval process, but we have not included them in our regulatory planning, as we do not believe that they will be available for FP187.

        After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Period of Authorization and Renewals

        Marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state(s). To this end, the marketing authorization provides the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called sunset clause) if no reasons are being provided by the applicant and accepted by the competent authority prior to the end of the three-year period.

Regulatory Data Protection

        Without prejudice to the law on the protection of industrial and commercial property, all applications for marketing authorization with a full dossier (including "full-mixed applications") and not falling under a global marketing authorization receive an 8+2+1 protection regime.

        This regime consists of a regulatory data exclusivity period of eight years plus an additional market protection of two years plus a further market protection of one more year if, during the first eight years of those ten years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third-party may reference the pre-clinical and clinical data of the original sponsor beginning eight years after first approval, but the third-party may market a generic version after only ten (or eleven) years have lapsed.

        As indicated, additional data protection can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.

Manufacturing

        The manufacturing of authorized drugs, for which a separate manufacturer's license is mandatory, must be conducted in strict compliance with the GMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EC (via EMA and national authorities) enforces its GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

        The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Community notably under Directive 2001/83 in the European Community code relating to medicinal products for human use as amended by Directive 2004/27. The applicable regulation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Pharmaceutical Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. Sales of FP187, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the approved drugs for a particular indication.

        In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. FP187 may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

        The containment of healthcare costs has become a priority of governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and non-U.S. governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the product that we are developing and could adversely affect our net revenue and results.

        Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product to currently available therapies. For example, the EU provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Environmental, Health and Safety

        Our operations are subject to a number of environmental acts and regulations. We believe that we are materially in compliance with all applicable environmental laws and regulations. Currently, there are no pending environmental issues that could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

        We consider it important to maintain a good working environment and comply with the regulatory requirements regarding working environment. This consists of the physical and psychological working environment, including heating, ventilation, air conditioning and air circulation and exhaust systems, as well as office furniture and equipment design and functionality, and other general health and safety systems, including control of the facility. We are from time to time subject to inspections by the Danish Working Environment Authority for compliance with the Danish Working Environment Act.

Facilities

        Our corporate headquarters are located at Østergade 24A, 1, 1100 Copenhagen K, Denmark where we lease offices from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2014, we paid approximately DKK 447,000 (approximately $79,000) including VAT for such premises. For more information, see "Related Party Transactions—Leased Premises."

        Forward Pharma GmbH, our wholly owned German subsidiary, has offices for administrative and operational activities in Leipzig, Germany. In 2014, we paid €20,000 (approximately $25,000) for such premises.

        Forward Pharma USA, LLC, our wholly owned U.S. subsidiary, is located in Hawthorne, New York. During the fourth quarter of 2014 we paid $5,000 for such premises.

Employees

        As of March 15, 2015, we have three employees based in our headquarters in Copenhagen, Denmark, we have five employees based in our office in Leipzig, Germany, and we have three employees based in the United States. All but one employee are employed on a full-time basis. None of our employees is represented by a labor union or covered under a collective bargaining agreement, and we have never experienced any work stoppages.

        All other operational tasks are outsourced to consultant experts, such as formulation and QA/GMP experts, or consulting service companies, such as regulatory, patent and legal experts. We engage approximately 20 experts as consultants.

        We are currently actively searching for additional internal experts in key areas such as MS clinical research, intellectual property management, regulatory compliance, and production/supply chain management.

        In the United States, our activities and personnel are primarily focused on U.S. public company legal and accounting reporting and compliance, investor relations, and related administrative functions to support Forward Pharma A/S.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our research, pre-clinical and clinical development. In the future, we may or will be required to obtain additional insurance to cover potential product liability and other risks, which are inherent in the manufacturing, marketing and the commercialization and use of drugs.

        We believe that we currently maintain appropriate insurance coverage, and that our current insurance coverage is in line with insurance coverage for comparable companies.

Legal Proceedings

        We may, from time to time, become involved in legal proceedings in the ordinary course of business. We have not been a party to or paid any fees or damages in connection with any litigation, including any of our patent opposition actions pending before the EPO, that has had a material adverse effect on our business or financial position. On November 18, 2014 we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf, alleging infringement of our German utility model DE 20 2005 022 112 due to Biogen Idec's marketing of Tecfidera® in Germany.

        Opposition proceedings against two of our European patents are currently pending and we are involved in an opposition proceeding in Europe against a Biogen patent. In addition, we are expecting an interference action in the USPTO involving one of our U.S. patent applications and one of Biogen's patents to soon commence in the U.S. As a result of these activities, there can be no assurance that these patent proceedings might not evolve into more significant or costly matters, including related litigation, which proceedings or litigation could have a material adverse effect on our financial position. See "Risk Factors—Risks Related to Intellectual Property—Biogen may initiate legal proceedings alleging that we are infringing its intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business."

C.  Organizational structure

        The registrant corporation, Forward Pharma A/S, has only two wholly owned subsidiaries, Forward Pharma GmbH, our subsidiary in Germany, and Forward Pharma USA, LLC, our subsidiary on the United States. All of our operations are conducted within Forward Pharma A/S or one of our subsidiaries.

D.  Property, plant and equipment

        See "—B. Business Overview—Facilities" for a description of our leased premises. Other than our leases for office space, we do not have any material tangible fixed assets.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the information under "Selected Financial Information" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our consolidated financial information prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under "Risk Factors" and elsewhere in this Annual Report.

A.  Operating Results Overview

Overview

        Forward Pharma is a Danish biopharmaceutical company developing FP187, a proprietary formulation of dimethyl fumarate, or DMF, for the treatment of multiple sclerosis, or MS and other diseases. Since our founding in 2005, we have worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS, or RRMS, and other immune disorders, such as psoriasis.

        We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are comprised of a Danish incorporated parent company, Forward Pharma A/S, a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, and a wholly owned subsidiary formed in the state of Delaware, Forward Pharma USA, LLC.

  Trend Information

        We do not currently have any commercialized products on the market. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our clinical candidate FP187.

        Over the past few years, there has been increasing pressure to reduce drug prices in the developed markets as a consequence of political initiatives and regulations aiming to curb continuous increases in healthcare spending. We expect this trend to continue in the years ahead and accordingly any revenue we may earn in the future will likely be negatively affected by such political initiatives and regulations. However, we believe spending in the healthcare industry, as compared to many other industries, is less linked to economic trends. Furthermore, while falling drug prices in the mature drug markets such as the U.S. and the EU are having a negative impact on general sales growth levels for the biopharmaceutical industry as a whole in those markets, we expect such sales growth to continue at higher levels in emerging markets. We also expect that demographic developments, increased treatment penetration, especially in newly established drug markets, and better diagnostic tools to enable the tailoring of drugs to specific needs, will result in continuing growth in overall global drug sales.

        There are unmet medical needs both in the RRMS and psoriasis areas. In particular, products with positive long-term safety profiles are needed. Controlling side effects associated with many such drugs is also important. Improvements have been seen in biological treatments for both RRMS and psoriasis, but there remains a need for safe oral treatments for both indications for long-term chronic administration. We believe that DMF has the potential to fulfill such unmet needs.

Financial Operations Overview

  Revenue

        To date, we have not generated any operating revenue as we do not have any commercialized products and we have not out-licensed our clinical candidate FP187 to any third-party. We may never generate commercial revenue.

  Research and Development Costs

        Historical research and development costs relate primarily to development of FP187 for the treatment of psoriasis and only to a very limited extent to MS development, and they consist primarily of:

  •
  salaries for research and development staff and fees to consultants, as well as expenses incurred by all such personnel; expenses related to share-based compensation to employees and others; the costs of our extensive use of external third-party expert and advisory firms and personnel (e.g., consultants for the RRMS indication) for our product development efforts; and the outsourcing of specific development tasks to contract manufacturing organizations, or CMOs;

  •
  costs for formulation, development and production of FP187 tablets in new doses for use in clinical trials; and production of DMF by our current external single-source CMO, including the costs of testing related to increasing the batch sizes and manufacturing capability of this CMO in order for us to be able to scale to anticipated commercial production levels and the costs of limited initial testing of new tablet strengths and forms for the treatment of RRMS;

  •
  fees and other costs paid to clinical research organizations, or CROs, in connection with pre-clinical testing, formulation and product testing of FP187; and the fees and costs associated with the performance of clinical trials in RRMS and psoriasis, which will be outsourced as full service projects to CROs, that will plan and run the clinical trials for us, and help us to gather and maintain all required clinical data for regulatory purposes; and

  •
  preparation and filing of patent applications and other intellectual property claims, responding to patent office actions, and conducting patent opposition and interference proceedings and other activities aimed at enhancing and protecting the intellectual property estate.

        All of our operational activities are initiated, conducted and overseen by staff at our German subsidiary in Leipzig and, as a result, the majority of our development costs are incurred by our German subsidiary.

        Our research and development costs are expected to increase significantly in 2015 compared to 2014 as we continue the development of FP187 for the treatment of MS and psoriasis, as well as other autoimmune disorders. In addition we expect costs to increase as we prepare and file patent applications and other intellectual property claims, respond to patent office actions, and conduct patent opposition proceedings (including running any laboratory or clinical testing required therein), interference proceedings and other activities aimed at enhancing and protecting our intellectual property estate. Our research and development costs are highly dependent on the timing and nature of our development projects and therefore these costs can fluctuate significantly from year to year.

        In 2014, 2013 and 2012 we spent approximately $10.5 million, $8.0 million and $4.4 million, respectively, on research and development substantially all related to FP187. Our research and development costs may vary substantially from period to period based on the timing of our research and development activities, including timing of regulatory approvals and enrollment of patients in clinical trials, and the preparation, submission and registration of patents in the U.S. and Europe. Research and development costs are expected to increase as we advance the clinical development of FP187 into our Phase 3 programs. The successful development of FP187 is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period in which we may begin to recognize revenues from FP187. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of the scope, rate of progress and expense of:

  •
  negative or inconclusive results from our clinical trials, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

  •
  safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

  •
  the delay or refusal of regulators or other authorities to authorize us to commence a clinical trial at one or more prospective trial site and changes in regulatory requirements, policies and guidelines;

  •
  regulators or others may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

  •
  delays or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

  •
  delays in patient enrollment and variability in the number and types of patients available for clinical trials;

  •
  the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

  •
  lower than anticipated retention rates of patients and volunteers in clinical trials;

  •
  our third-party research and manufacturing contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

  •
  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  •
  delays in establishing the appropriate dosage levels;

  •
  the quality or stability of FP187 falling below acceptable standards;

  •
  the inability to produce or obtain sufficient quantities of FP187 to complete clinical trials; and

  •
  exceeding budgeted costs due to difficulty in predicting accurately costs associated with clinical trials.

        A change in the outcome of any of these factors with respect to the development of FP187 or any other product that we may develop could result in a significant change in the costs and timing associated with the development of FP187 or such other products.

        If litigation were to commence against the company, or if we were to become subject to other types of litigation, the magnitude and timing of our estimated costs could materially change.

  General and Administrative Costs

        Our general and administrative costs consist primarily of:

  •
  salaries and expenses for employees other than research and development staff, as well as expenses related to share-based compensation awards granted to certain employees;

  •
  professional fees for auditors, legal counsel and other consulting expenses not related to research and development activities;

  •
  cost of facilities, communication and office expenses;

  •
  investor relations and other costs associated with our public listing of our ADSs on the NASDAQ;

  •
  information technology, or IT, related expenses; and

  •
  expenses associated with intellectual property-related activities carried out in the courts to protect, defend and enforce patent rights granted against third parties (not residing within patent offices).

        We expect that our general and administrative costs will increase in the future as our business expands and we incur additional costs associated with operating as a public company. This includes costs related to external and internal personnel and systems related to our financial reporting processes and internal controls in Germany, the U.S. and Denmark. Other costs related to our being a public company will include increased expenses related to new personnel we will need to retain in connection with both administrative and operational activities, legal compliance fees, accounting and audit fees, board of directors and board of managers' liability insurance premiums, and costs related to general investor relations. In addition, general and administrative expenses will include costs incurred in dealing with patent litigation, as well as costs associated with granting share-based compensation awards to key management personnel and other employees and consultants.

  Finance Cost (net)

        Components of our finance cost (net) consisted primarily of:

  •
  fair value gains / losses on net settlement obligations related to shareholder warrants and convertible loans;

  •
  gains /losses from changes in foreign exchange rates related to certain financial assets and liabilities;

  •
  interest income earned on available-for-sale financial assets; and

  •
  interest expense on debt obligations (consisting of a convertible debt instruments, that have now converted into equity).

Results of Operations

Comparison of the years ended December 31, 2014 and 2013

	Year ended December 31,
	2014	2013	Change (increase) decrease
	(USD in thousands)
Total revenue	0	0	0
Research and development costs	(10,547)	(8,018)	(2,529)
General and administrative costs	(9,154)	(1,014)	(8,140)

Operating loss	(19,701)	(9,032)	(10,669)
Fair value adjustment to net settlement obligations to shareholder warrants	(968)	(6,676)	5,708
Fair value adjustment to convertible loans	(3,823)	—	(3,823)
Exchange rate gains (losses)	5,589	(7)	5,596
Other finance costs (net)	(363)	(77)	(286)

Net loss before tax	(19,266)	(15,792)	(3,474)

  Research and development costs for the years ended December 31, 2014 and 2013

        Research and development costs for each of the years ended December 31, 2014 and 2013 were approximately $10.5 million and $8.0 million respectively. The $2.5 million increase in 2014 resulted primarily from expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to prepare for the possible interference case at the USPTO involving Biogen's U.S. Patent No. 8,399,514, as well as expenses related to opposition proceedings with the EPO which increased to $4.7 million in 2014 from $1.5 million in 2013. In addition, share-based compensation expense increased to $1.8 million in 2014 compared to $580,000 in 2013, resulting from recent grants. Offsetting these increases was a reduction in the use of external vendors to support our clinical development activities conducted in 2014 as we focused our attention on the planning for our Phase 3 clinical trial programs using FP187 that resulted in a decrease in development costs to $4.0 million in 2014 from $6.0 million in 2013.

  General and administrative costs for the years ended December 31, 2014 and 2013

        The general and administrative costs for each of the years ended December 31, 2014 and 2013 were approximately $9.2 million and $1.0 million respectively. The $8.2 million increase in 2014 resulted partially from costs related to the preparation for our IPO in the amount of $2.0 million incurred in 2014. Our share-based compensation expense was approximately $4.2 million in 2014 while in 2013 there was no share-based compensation expense recognized. The increase incurred in 2014 resulted from new hires including our Chief Financial Officer in August 2014. In addition, in August 2014 we opened an office in the United States to oversee our financial reporting and investor relations activities that included hiring additional personnel and engaged an investor relations firm that resulted in additional expenses of approximately $644,000.

  Finance costs for the years ended December 31, 2014 and 2013

        During 2014, the net fair value adjustment to the net settlement obligations to our shareholder warrants was an increase (or an expense) of approximately $1.0 million, compared with an increase of approximately $6.7 million for 2013. The 2014 and 2013 increases were primarily due to increases in the fair value of underlying share price used to value the shareholder warrants. The shareholder warrants were exercised on March 17, 2014.

        During August and September 2014, the Company borrowed under two convertible loans €8.35 million and $10 million (collectively "Loans") respectively. The Loans were carried at fair value and the fair value adjustment of the Loans from the date of issuance to conversion was approximately $3.8 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company's IPO in October 2014, the Loans converted into approximately 1.2 million ordinary shares.

        The exchange rate gain in 2014 of approximately $5.6 million was primarily related to the appreciation of available-for-sale debt instruments denominated in USD and Great British Pounds that were purchased with proceeds from the Company's IPO. Prior to the IPO, the Company did not hold material amounts of monetary assets that were not held in the Company's functional currency and therefore did not experience significant gains or losses from movements in exchange rates.

        Other finance costs, net in 2014 of $363,000 primarily relates to interest accrued on the Loans while the corresponding amount in 2013 related to interest on convertible debt that converted into Class A shares in March 2014.

Comparison of the years ended December 31, 2013 and 2012

	Year ended December 31,
	2013	2012	Change (increase) decrease
	(USD in thousands)
Total revenue	0	0	0
Research and development costs	(8,018)	(4,445)	(3,573)
General and administrative costs	(1,014)	(928)	(86)

Operating loss	(9,032)	(5,373)	(3,659)
Fair value adjustment to net settlement obligations to shareholder warrants	(6,676)	(17,071)	10,395
Exchange rate gains (losses)	(7)	(3)	(4)
Other finance costs	(77)	(32)	(45)

Net loss before tax	(15,792)	(22,479)	6,687

  Research and development costs for the years ended December 31, 2013 and 2012

        Research and development costs for each of the years ended December 31, 2013 and 2012 were approximately $8.0 million and $4.4 million, respectively. The increase in research and development costs of approximately $3.6 million from 2012 to 2013 related to the re-initiation in 2013 of a number of activities within both pharmaceutical and clinical development. The direct costs related to pharmaceutical development and production activities in 2013 and 2012, respectively, were $1.9 million and $1.7 million. The direct costs related to clinical development in 2013 and 2012, respectively, were $4.3 million and $1.7 million. Included in these figures were, among others, costs for production of new batches of DMF, validation of the production and development activities related to the manufacture of FP187 tablets, the closure of the Phase 2 trial program and the submission of clinical trial documents to governmental agencies and ethical committees or Institutional Review Boards, or IRBs, in connection with, and preparation for, our planned Phase 3 psoriasis clinical trial program.

  General and administrative costs for the years ended December 31, 2013 and 2012

        General and administrative costs for each of the years ended December 31, 2013 and 2012 were approximately $1 million and $928,000 respectively. The small increase for the year ended

December 31, 2013 was due to business development initiatives and costs related to managing and maintaining our intellectual property, as well as increased travel by our employees.

  Finance costs for the years ended December 31, 2013 and 2012

        Finance costs related to the fair value adjustment to net settlement obligations of our shareholder warrants decreased to $6.7 million in 2013, from $17.1 million in 2012. This decrease was due primarily to the fact that the underlying share price increased substantially more in 2012 than it did in 2013. Other finance costs consisted of interest on convertible debt (which has now converted to equity) and other financial expenses, and amounted to $77,000 in 2013 and $32,000 in 2012.

Government, Economic, Fiscal, Monetary or Political Initiatives That May Materially Affect Our Operations

        We have not identified any current government, economic, fiscal, monetary or political initiatives that would be expected to materially affect our operations.

Critical Accounting Policies

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements appearing elsewhere in this Annual Report, we believe that the following accounting policies are the most critical to aid you in understanding and evaluating our financial condition and results of operations.

Research and development costs

        Research expenses are recognized when expenses are incurred. Costs incurred on development projects will be recognized as intangible assets as of the date that it can be established that it is probable that we will recognize future economic benefits attributable to the relevant project, considering factors including the technological and commercial feasibility of the project. Specifically, intangible assets arising from our development projects will be recognized on our balance sheet if all of the following criteria are met:

  •
  the development project is clearly defined and identifiable;

  •
  the attributable costs can be measured reliably during the development period;

  •
  the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be demonstrated; and

  •
  management has the intent to produce and market the product or otherwise utilize it.

        Development costs incurred are capitalized as of the date when these criteria are met. In other words, until such criteria are met, development costs incurred are recognized as an expense.

        A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on humans prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with our individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of biological products, management has concluded that the future economic benefits associated with FP187 cannot be estimated with sufficient certainty until research and development efforts are finalized and the necessary regulatory final approvals have been obtained. Accordingly, given the current stage of the development of FP187, no development expenditures have yet been capitalized.

        Intellectual property-related costs for patents are included in expenses for our research and development projects. Therefore, associated registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Share-based compensation

        The fair value of equity awards (the share-based compensation arrangements we have historically used have included deferred shares, share options and warrants) issued to our employees, board members and consultants in connection with their services provided to us are recognized by us as compensation expenses over the applicable service period which is also the vesting period.

        Determination of the initial fair value and subsequent compensation expenses for our equity awards are subject to significant estimation uncertainty. For publicly traded entities, such fair value determinations are often calculated using an option pricing model, which relies on the publicly traded price of such public entity's shares and its expected volatility based in part on historical share price volatility. For a private company, this is not a valuation model that is easily used. Prior to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards granted to the Company's employees, consultants and directors required management to use many subjective assumptions including estimating the fair value of the Company's ordinary shares. The subjective nature of the assumptions required management to use significant judgment and small changes in any individual assumption or in combination with other assumptions could have yielded significantly different results. The most significant assumptions included estimated long-term cash flows of the Company discounted for the risk and uncertainty of successfully developing and commercializing FP187 to estimate the fair value of an ordinary share, the expected period an equity award would be outstanding and volatility. Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards will continue to require significant judgment regarding expected life and volatility of an equity award; however, as a publicly listed company there will be objective evidence of the fair value of an ordinary share.

Valuation of net settlement obligations to shareholder warrants

        In 2011, we granted one of our shareholders warrants to acquire our Class A shares in connection with a capital increase made by such shareholder. These warrants provided that the holder could elect to partially exercise the warrants by net share settlement (also commonly referred to as a "cashless" exercise method) in which the warrant holder would forfeit some of the warrants against a corresponding decrease of the exercise price on the remaining warrants, based on the fair value of the underlying Class A shares.

        Determination of fair value of the net settlement obligation related to shareholder warrants is associated with significant estimation uncertainty due to the fact that the shares of the Company were not traded in an active market during the period the shareholder warrants were outstanding. Therefore the Company used a complex discounted cash flow valuation model, or DCF Model, to value the shareholder warrants. The DCF Model required numerous subjective inputs be used where small changes in any one input could have resulted in a significantly different outcome. The expected future cash flows used in the DCF Model were based on long-term strategic plans to develop and commercialize FP187. Important considerations included the uncertainty associated with long-term forecasts, likelihood of product approval and commercialization, timing of product launches, market uptake, underlying prices and implications of various healthcare reforms, health insurance reimbursement assumptions, and working capital and growth assumptions.

Income taxes

        We are subject to income taxes in Denmark and Germany. Significant judgment is required in determining the use of net operating loss carry forwards and, were it to be applicable in our case, taxation of upfront and milestone payments (related to possible out-licensing transactions we might consider) for income tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

        We recognize deferred tax assets, including the tax base of tax loss carry forwards, if our management assesses that these taxes can be offset against positive taxable income within a foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Such a judgment will be made on an ongoing basis and is based on budgets and business plans for the coming years, including planned commercial initiatives.

        The creation and development of therapeutic products, such as our product candidate FP187, is subject to considerable risks and uncertainties. Since our inception, we have reported significant losses and as a consequence, we have unused tax losses.

        Our management has concluded that deferred tax assets should not be recognized as of December 31, 2014 or 2013 in accordance with IAS 12, "Income Taxes." Our tax assets are currently not deemed to meet the criteria for recognition as our management is not able to provide any convincing positive evidence that deferred tax assets should be recognized.

        We had unused tax loss carry forwards of $15.7 million in Denmark and $26.2 million in Germany as of December 31, 2014. The tax losses can be carried forward indefinitely in time. We note that only the first DKK 7.5 million of taxable income on a Danish consolidated level may be fully offset by tax loss carry forwards whereas income exceeding DKK 7.5 million may only be reduced by 60% by tax loss carry forwards.

        Forward Pharma A/S is currently subject to group taxation in Denmark. For more, see "Risk Factors—Risks Related to Danish Law and Our Operations in Denmark". Forward Pharma A/S has historically filed Danish tax returns on a standalone basis; however, due to certain acquisitions made at the start of 2013, as of January 2013, Forward Pharma A/S must file its Danish tax returns as part of a Danish tax group, or Group, controlled by Tech Growth Invest ApS, a Danish private limited liability company, or Tech Growth.

Recent Accounting Pronouncements

  Standards effective in 2014:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that became effective during 2014. None of these new or amended standards had an effect on our financial statements. We have historically adopted standards relevant to us, when they become effective.

  Standards issued but not yet effective:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that become effective on or after January 1, 2015. Except for IFRS 9 Financial Instruments, or IFRS 9, and IFRS 15 Revenue from Contracts with Customers, or IFRS 15, which are discussed below, the future adoption of these new or amended standards are currently not expected to have an effect on our financial statements.

        IFRS 9 Financial Instruments:    This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The effective date is January 1, 2018. The impact on our financial statements of the future adoption of IFRS 9 cannot currently be estimated as the impact will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently.

        IFRS 15 Revenues from Contracts with Customers:    This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. The impact on our financial statements of the future adoption of IFRS 15 cannot currently be estimated as we currently do not have revenue from customers and the impact can only be determined based on facts and circumstances that exist at the time of adoption.

JOBS Act Exemptions

        On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." As an emerging growth company, we have elected to take advantage of the following exemptions:

  •
  not providing an auditor attestation report on our internal control over financial reporting; and

  •
  not providing all of the compensation disclosure that is required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

        The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an "emerging growth company," whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

B.  Liquidity and Capital Resources

Comparison of the years ended December 31, 2014 and 2013

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(USD in thousands)
Net cash flows used in operating activities	(9,460)	(8,373)
Net cash flows used in investing activities	(191,121)	—
Net cash flows from financing activities	237,571	10,397

Net increase in cash and cash equivalents	36,990	2,024
Net foreign exchange differences	5,404	103
Cash and cash equivalents beginning of year	2,955	828

Cash and cash equivalents end of year	45,349	2,955

        Net cash flows used in operating activities increased to $9.5 million in the year ended December 31, 2014, from $8.4 million in the year ended December 31, 2013, primarily due to an increase in operating expenses including research and development costs as well as IPO and other costs associated with our public listing of ADSs in the U.S.

        The net cash flows used in investing activities increased to approximately $191.1 million in the year ended December 31, 2014 resulting primarily from the purchase of available-for-sale debt instruments issued by various governments with the proceeds from our IPO. We did not have any investing cash flows in 2013.

        Net cash flows from financing activities increased significantly during the year ended December 31, 2014 to approximately $237.6 million compared to approximately $10.4 million for the year ended December 31, 2013. The increase in 2014 was primarily related to the net proceeds received from our IPO of approximately $215 million and from the issuance of two convertible loans amounting to approximately $21 million. Financing activities for the year ended December 31, 2013 resulted from issuance of convertible loans and proceeds received from issuance of equity.

Comparison of the years ended December 31, 2013 and 2012

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(USD in thousands)
Net cash flows used in operating activities	(8,373)	(3,494)
Net cash flows used in investing activities	—	(5)
Net cash flows from financing activities	10,397	3,885

Net increase in cash and cash equivalents	2,024	386
Net foreign exchange differences	103	15
Cash and cash equivalents beginning of year	828	427

Cash and cash equivalents at December 31	2,955	828

        Net cash flows used in operating activities increased to $8.4 million in the year ended December 31, 2013, from $3.5 million in the year ended December 31, 2012, primarily due to an increase in research and development costs.

        The net cash flows used in investing activities decreased to zero in the year ended December 31, 2013, from $5,000 in the year ended December 31, 2012 as there were no equipment purchases in 2013.

        Net cash flows from financing activities increased to $10.4 million in the year ended December 31, 2013, from $3.9 million in the year ended December 31, 2012. This increase was due primarily to our issuance of Class B shares in 2013 for net proceeds of $8.0 million in cash.

Funding Requirements

        We believe that our existing cash, cash equivalents and available for sale financial assets will enable us to fund our estimated operating expenses and capital expenditure requirements beyond the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We have no ongoing financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  successful planning and implementation of the required clinical development programs for FP187;

  •
  our efforts to secure and protect our intellectual property;

  •
  our product development and increasing production capacity to commercial scale;

  •
  technology transfer in connection with our efforts to identify additional CMOs;

  •
  the scope and timing of our pre-clinical and clinical testing programs; and

  •
  the continued growth and development our internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures.

        We will have to seek additional funding to complete our Phase 3 clinical trials in RRMS and psoriasis and to commercialize any of our product candidates. When needed, additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. In addition, we may not be able to obtain further funding from governmental bodies.

Capital Expenditures

        Our capital expenditures in the past have not been significant and we do not have any significant capital expenditures planned for 2015.

C.  Research and Development and Patents

        See "Item 4. Information on the Company—B. Business Overview" and "Item 5A. Operating results."

D.  Trend Information

        See "Item 5A. Operating results."

E.  Off-balance Sheet Arrangements

        In 2004, a private Swedish company Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company Aditech Pharma AG, or Aditech), controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech, and in 2010 we acquired this patent family from Aditech pursuant to a patent transfer agreement. Under our agreements with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence and minimum annual expenditure (€1.0 million per year) obligations on our part (with an option for Aditech to receive back, for no consideration, all of our DMF related assets should we fail to satisfy these obligations), as well as a payment by us to Aditech of up to 2% of net sales generated from our DMF products and processes, regardless of whether such net sales are generated by us or our affiliates or licensees. Further, our agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets we might choose to sell.

        As noted above, the agreement with Aditech is technically a patent transfer agreement, not a license agreement. This means that we have acquired exclusive and perpetual ownership to Aditech's patents and related rights. Aditech can terminate the agreement (in which event Aditech has an option to receive back, for no consideration, all of our DMF related assets) due to any of the following reasons:

  •
  We seek a liquidation, dissolution or winding up of our business or assets, we become insolvent or we make any general assignment for the benefit of our creditors;

  •
  A petition is filed by or against us, or any proceeding is initiated by or against us, or any proceeding is initiated against us as a debtor, under any bankruptcy or insolvency law, unless such petition or proceeding is held to be unfounded;

  •
  A receiver, trustee or any similar officer is appointed to take possession, custody or control of all or any part of our assets or property;

  •
  Upon the material breach by us of any material term or material condition of our agreement with Aditech, if such breach continues for 30 calendar days after the receipt of written notice thereof from Aditech; or

  •
  If we do not meet applicable requirements in respect of the development and commercialization of the patent rights.

        While we have exclusive ownership of the patents, the duration of our obligation to make payments to Aditech lasts until (on a country by country basis) the latest to occur of the expiration of the registered patent rights or applicable data exclusivity.

        A German government grant of approximately $5.2 million received by Forward Pharma GmbH as compensation for development costs it incurred must be repaid should the German government determine that the grant was not, or not entirely, used for the specific purpose of the project for which it was given. In June 2012, the German government concluded the proceedings of proof of correct use, retaining, however, a right to initiate further proceedings. Further, if a production site has not been established by Forward Pharma GmbH in Saxony by May 31, 2017, this grant must be repaid with a share in the income generated by Forward Pharma GmbH from the exploitation of the results, pro rata, up to a maximum of the grant amount, plus interest, if applicable. Should Forward Pharma GmbH not comply with this obligation, it will be required to grant the German government rights of use regarding the results of the funded research. As of December 31, 2014, we had not decided whether to establish production facilities in Saxony. Further, we believe that as of December 31, 2014, there is uncertainty in respect of both future revenue from the development project and the possible proceeds from a sale of all or certain of our intellectual property rights if we were to cease development. On this basis, we have determined that it is currently appropriate not to recognize as a contingent liability the repayment of this German government grant.

F.  Tabular disclosure of contractual obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2014.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations	$120	$0	$0	$0	$120
Operating lease obligations	$23	$8	$0	$0	$31

Total	$143	$8	$0	$0	$151

        Agreements with our vendors that allow us to cancel an agreement on short notice without financial penalty are excluded from the above table.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and board of directors:

Name	Age	Position
Florian Schönharting	46	Chairman
Peder Møller Andersen	63	Chief Executive Officer and Chief Operating Officer
Joel Sendek	48	Chief Financial Officer
Thomas Carbone	57	Vice President, Finance and Controller
J. Kevin Buchi	59	Director
Torsten Goesch	55	Director
Jan G. J. van de Winkel	54	Director

Florian Schönharting, Chairman

        Mr. Schönharting is currently the chairman of our board of directors and has served on the board since the incorporation of the Company in July 2005. Mr. Schönharting is the co-founder of Forward Pharma. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 22 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds: NB Public Equity K/S, Nordic Biotech K/S, NBOF, NBFPI and NBFPII. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Peder Møller Andersen, Chief Executive Officer and Chief Operating Officer

        Dr. Andersen previously served as our acting Chief Executive Officer and has served as our Chief Operating Officer since May 2012, and was made our permanent Chief Executive Officer on August 4, 2014. He has been in charge of the clinical development program for FP187 at Forward Pharma since 2008 and also holds the position of Managing Director of Forward Pharma GmbH, Leipzig. Dr. Andersen has more than 25 years of experience in the pharmaceutical industry. He has also worked for CROs and small biopharmaceutical companies as an external consultant. Dr. Andersen also has several years of business development experience, generic and proprietary, in Europe with PLIVA, Croatia and AWD, Germany. He has also founded a successful Nordic-based pharmaceutical company. Dr. Andersen has a degree from Copenhagen Medical School and trained in surgery, anesthesiology and internal medicine for 6 years.

Joel Sendek, Chief Financial Officer

        Mr. Sendek has served as our Chief Financial Officer since August 2014. He also holds the position of Chief Financial Officer of Forward Pharma USA, LLC. Mr. Sendek has more than 25 years of experience in the life sciences sector, including 18 years as a senior research analyst covering biotechnology. Prior to joining us, Mr. Sendek was a Managing Director, Healthcare Equity Research, at Stifel Financial Corp., where he served as head of Stifel's healthcare equity research group. Prior to that he was a Managing Director and Senior Biotechnology Analyst at each of Lazard Capital Markets and Lazard, where he established the healthcare equity research effort in 2000. Previously he was Senior Director, Corporate Development at Progenics Pharmaceuticals, Inc. and, prior to that, an investment banking analyst at Goldman, Sachs & Co. He graduated from Rice University with a B.A. in biochemistry in 1989.

Thomas Carbone, Vice President, Finance and Controller

        Mr. Carbone has served as the Vice President, Finance and Controller of Forward Pharma USA, LLC since August 2014. Prior to joining us, he spent over 30 years providing auditing and accounting services to a diversified client base of public and private companies including many in the biotechnology and pharmaceutical industries. Mr. Carbone has extensive experience with the reporting requirements for publicly listed companies and the complex rules and regulations that public companies must comply with. He has been involved in numerous public offerings of debt and equity securities including many initial public offerings. His most recent role was Partner at a nationally recognized public accounting firm.

J. Kevin Buchi, Director

        Mr. Buchi has served on our board of directors since December 2012. Mr. Buchi has served as President, Chief Executive Officer and a director of Tetralogic since August 2013. Prior to joining Tetralogic, Mr. Buchi was Corporate Vice President, Global Branded Products at Teva Pharmaceutical Industries, or Teva, from October 2011 to May 2012 and Chief Executive Officer of Cephalon, Inc., or Cephalon, from December 2010 through October 2011 prior to Teva's acquisition of Cephalon in October 2011. Mr. Buchi joined Cephalon in 1991 and also held the positions of Chief Financial Officer from 1996 through December 2009 and Chief Operating Officer from January 2010 through December 2010. Mr. Buchi also currently serves on the board of directors of Alexza Pharmaceuticals, Inc. (NASDAQ: ALXA) (2013 to present), Benitec Biopharma Ltd. (ASX: BLT) (2013 to present), EPIRUS Biopharmaceuticals, Inc. (2013 to present), and Stemline Therapeutics, Inc. (NASDAQ: STML) (2012 to present). Mr. Buchi graduated from Cornell University with a B.A. in chemistry in 1976 and received a Masters of Management from the J.L. Kellogg Graduate School of Management at Northwestern University in 1980.

Torsten Goesch, Director

        Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital, a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta capital investments and served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA's worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of Management from Northwestern University's J.L. Kellogg Graduate School of Management, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Jan G. J. van de Winkel, Director

        Dr. Jan G. J. van de Winkel is a co-founder of Genmab and served as President, Research & Development and Chief Scientific Officer of Genmab until his appointment as its President and Chief Executive Officer in 2010. Dr. van de Winkel has over 20 years of experience in the therapeutic antibody field and served as Vice President and Scientific Director of Medarex Europe prior to co-founding Genmab. He is the author of over 300 scientific publications and has been responsible for over 40 patents and pending patent applications. Dr. van de Winkel holds a professorship in Immunology at Utrecht University. He is chairman of the board of directors of Regenesance and member of the board of directors of ISA Pharmaceuticals and Celdara Medical, the scientific advisory board of Thuja Capital Healthcare Fund and the advisory board of Capricorn Health-tech Fund. Dr. van de Winkel holds M.S. and Ph.D. degrees from the University of Nijmegen.

Composition and Practices of the Board of Directors

        The board of directors has the overall responsibility for our corporate management. The board of directors determines our policies regarding business strategy, organization, accounting and finance, and the board of directors appoints and supervises our executive officers. The majority of the members of the board of directors must be directors who are not executive officers, and no executive officer may be chairman or vice-chairman of the board of directors. The chairman is elected among and by the directors.

        According to the Articles of Association that became effective immediately prior to our initial public offering, the board of directors must consist of not less than three and not more than six members. All members of the board of directors are elected by our shareholders at the general meeting for one year terms. At the end of each term, they are eligible for re-election. The board of directors plans to meet at least four times each year, and meetings can be called when deemed necessary by any of our directors or members of our executive officers or by our auditor.

        Under the shareholders' agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NBFPI will have the right to nominate four directors, Nordic Biotech K/S and NBOF will jointly have the right to nominate one director, and NBFPII shall have the right to nominate one director to the board.

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us as we only have eleven employees.

        The board of directors conducts its business in accordance with the Danish Companies Act and its own rules of procedure. The rules of procedure set out, among other things, that the board of directors shall establish our strategy, policies and activities to achieve its objective in accordance with the Articles of Association. It also establishes the responsibilities of the board of directors, e.g., that the board of directors shall ensure that our bookkeeping, accounting, asset management, information technology systems, budgeting and internal controls are properly organized. The rules of procedure also provide guidelines for the division of responsibilities between the board of directors, the executive officers and the audit committee. The rules of procedure may be amended by a simple majority vote of the board.

        A majority of the directors, including our chairman, must be present to constitute a quorum. Unless otherwise set forth in our Articles of Association, decisions of the board of directors are decided by a simple majority of votes cast. In the event of a tie vote of the members of the board of directors, the chairman shall have a casting vote.

Management

        Our executive officers are responsible for our day-to-day business and operations. Dr. Peder Møller Andersen is our Chief Executive Officer and Chief Operating Officer. Joel Sendek is our Chief Financial Officer.

Board Committees

Audit Committee

        We have an audit committee, which was established on August 8, 2014, under our board of directors consisting solely of Messr. J. Kevin Buchi. Since there are no specific requirements under Danish law on the composition of our audit committee, we do not comply with Rule 4350(d) of the

NASDAQ Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Messr. J. Kevin Buchi, however, satisfies the director and audit committee "independence" requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Exchange Act.

        The board has adopted a written charter for the audit committee. As set forth in the its written charter, the principal duties and responsibilities of our audit committee are as follows:

  •
  making recommendations on the appointment and retention of our independent registered public accounting firm which will audit our consolidated financial statements, overseeing the independent registered accounting firm's work and advising on the determination of the independent registered accounting firm's compensation;

  •
  reviewing in advance all audit services and non-audit services to be provided to us by our independent registered accounting firm;

  •
  recommending procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  reviewing and discussing with management and our independent registered accounting firm the results of the annual audit;

  •
  conferring with management and our independent registered accounting firm about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices;

  •
  overseeing regulatory compliance and related matters; and

  •
  reviewing related party transaction matters.

        We do not have a compensation committee or a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. Our home country practice differs from Rule 5605 of the NASDAQ Marketplace Rules regarding independent directors' involvement in these areas, because there are no specific requirements under applicable Danish law on the establishment of compensation committees or nominations committees, and neither are there any requirements under applicable Danish law on independent directors' involvement in the selection of director nominees nor in the determination of executive compensation.

Scientific Advisors

        We have engaged a number of scientific advisors, and we regularly seek advice and input from these experienced scientific leaders on matters related to our research and development programs. Our scientific advisors are experts across a range of key disciplines relevant to our programs and science. We intend to continue to leverage the broad expertise of our advisors by seeking their counsel on important topics relating to our DMF drug discovery and development programs. Two of our scientific advisors, Messrs. Reich and Mrowietz described below, own warrants to subscribe for some of our ordinary shares.

        All of our scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to us. Our current advisors are:

	Name	Title
MS advisors	Fred Lublin, MD	Professor of Neurology and the Director of the Corinne
Goldsmith Dickinson Center for MS
Mount Sinai Medical Center
New York, New York
	Giancarlo Comi, MD	Director of the Post-Degree School in Neurophysiopathology
University Vita-Salute San Raffaele
Milan, Italy
	Jerry Wolinsky, MD	Interim Chair, Department of Neurology and Director,
MS Research Group
University of Texas Medical School
Houston, Texas
	Per Soelberg Sørensen, MD	Professor of Neurology and Director of the Danish Multiple
Sclerosis Center, Rigshospitalet
University of Copenhagen and Copenhagen University Hospital
Copenhagen, Denmark
Psoriasis advisors	Kristian Reich, MD	Professor of Dermatology, Göttingen University Partner,
Dermatologikum Hamburg
Hamburg, Germany
	Ulrich Mrowietz, MD	Head and Founder of the Psoriasis-Center Kiel
University Medical Center Schleswig-Holstein, Campus Kiel
Kiel, Germany

Code of Business Conduct

        We have adopted a written code of business conduct, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our board members and employees. The full text of the code of conduct is available on our website at www.forward-pharma.com. Any amendments or waivers from the provisions of the code of conduct will be made only after approval by our audit committee and will be disclosed on our website promptly following the date of such amendment or waiver.

Exemptions from Certain Corporate Governance Requirements of NASDAQ

  •
  As a foreign private issuer, we are not required to have an audit committee comprised of at least three members. Our audit committee is comprised of one member.

  •
  As a foreign private issuer, we are not required to have a board the majority of which is comprised of independent directors.

  •
  As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the process for the nomination of directors. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process.

  •
  As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.

  •
  As a foreign private issuer, no quorum requirement will apply to our meetings of shareholders.

  •
  As a foreign private issuer, we are not required to obtain shareholder approval for material revisions to our share-based incentive plans.

  •
  As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify our shareholders of meetings with at least two weeks' but not more than four weeks' notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us not less than six weeks' advance notice to properly introduce any business at an annual meeting of shareholders.

        Other than as noted above, we are in compliance with other NASDAQ corporate governance standards applicable to U.S. domestic issuers.

B.  Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2014, the aggregate compensation paid to our executive officers and members of our board of directors (including bonuses and share based compensation) was $4,767,000. For the year ended December 31, 2014, we also granted warrants, deferred shares and share options to our executive officers and a member of our board of directors offering the ability to subscribe for in the aggregate 1,117,430 ordinary shares as detailed below. The total amount set aside or accrued by us to provide health insurance for our executive officers for the year ended December 31, 2014 was $8,000.

        Dr. Jan G. J. van de Winkel, a member of our board of directors, was granted warrants to subscribe for 89,140 ordinary shares at an exercise price of $11.02 per share in connection with his retention as director. See "—2014 Omnibus Equity Incentive Compensation Plan—Awards Granted under the 2014 Omnibus Equity Incentive Compensation Plan".

        Our Chief Financial Officer, Joel Sendek, was granted 568,610 deferred share award in connection with his employment and upon consummation of the IPO received a non-qualified stock option to subscribe for 379,450 ordinary shares at an exercise price of $21.00 per share. See "—2014 Omnibus Equity Incentive Compensation Plan—Awards Granted under the 2014 Omnibus Equity Incentive Compensation Plan".

        Our Vice President, Finance and Controller, Thomas Carbone, in connection with his employment and upon consummation of the IPO, received a non-qualified stock option to subscribe for 80,230 ordinary shares at an exercise price of $21.00 per share. See "—2014 Omnibus Equity Incentive Compensation Plan—Awards Granted under the 2014 Omnibus Equity Incentive Compensation Plan".

        None of our directors are employees of Forward Pharma A/S or its wholly owned subsidiaries, Forward Pharma GmbH and Forward Pharma USA, LLC, and accordingly, we do not have any written agreements with them providing for benefits upon termination.

Service and Employment Agreements

        We have entered into an amended and restated service agreement with our Chief Executive Officer and Chief Operating Officer, Dr. Peder Andersen, which contains provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions.

        We have entered into a written employment agreement with our Chief Financial Officer, Joel Sendek, who commenced working for us on August 5, 2014. Mr. Sendek's employment agreement contains, among other things, provisions regarding non-competition, confidentiality of information and assignment of inventions.

        Our Vice President, Finance and Controller, Thomas Carbone, commenced working for Forward Pharma USA, LLC on August 18, 2014. Mr. Carbone's agreement contains, among other things, provisions regarding non-competition, confidentiality of information, and assignment of inventions.

2014 Omnibus Equity Incentive Compensation Plan

        We have granted share-based incentive compensation to employees, consultants and non-employee directors pursuant to our 2014 Omnibus Equity Incentive Compensation Plan as amended, or Share Plan. The Share Plan was approved by our board of directors and shareholders on July 24, 2014. The purpose of the Share Plan is to assist us in attracting, motivating, and retaining our employees, consultants and non-employee directors by offering them a greater stake in our company's success and a closer identity with it, and to encourage ownership of our company's stock by such employees, consultants and non-employee directors.

        Share Reserve and Limitations.    The maximum number of ordinary shares available for awards pursuant to the Share Plan is 3,109,384 ordinary shares, of which a maximum of 50% may be granted to an individual participant during a single year. The ordinary shares available for awards under the Share Plan may be new shares that are issued by the Company and/or existing shares, if any, acquired by the Company. Investors will experience dilution of their interests to the extent that new shares are issued under the Share Plan.

        Eligibility.    All of our employees, consultants and non-employee directors are eligible to receive awards under the Share Plan.

        Administration.    The Share Plan will be administered by our board of directors or a compensation committee appointed by our board of directors. The board of directors (or the committee, if applicable) will have the power to: (i) select the employees, consultants and non-employee directors who will receive awards pursuant to the Share Plan; (ii) determine the type or types of awards to be granted to each participant; (iii) determine the number of ordinary shares to which an award will relate, the terms and conditions of any award granted under the Share Plan (including, but not limited to, restrictions as to vesting, transferability or forfeiture, exercisability or settlement of an award and waivers or accelerations thereof, and waivers of or modifications to performance conditions relating to an award, based in each case on such considerations as the board of directors (or the committee, if applicable) shall determine) and all other matters to be determined in connection with an award; (iv) determine whether, to what extent, and under what circumstances an award may be canceled, forfeited, or surrendered; (v) determine whether, and to certify that, the performance goals to which the settlement of an award is subject are satisfied; (vi) correct any defect or supply any omission or reconcile any inconsistency in the Share Plan, and adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Share Plan; and (vii) construe and interpret the Share Plan and make all other determinations as it may deem necessary or advisable for the administration of the Share Plan. It may delegate some or all of its powers to any executive officer of our company or any other person, other than its authority to grant awards to certain specified executives.

        Types of Awards.    Awards that can be granted under the Share Plan include ordinary shares, deferred shares, restricted shares and options.

        Ordinary Shares.    For awards of ordinary shares, a participant receives or subscribes for a grant of ordinary shares that are not subject to any restrictions on transfer or other vesting conditions. Upon the grant date, the participant will have all of the customary rights of a shareholder with respect to such shares, including the right to vote such shares and to receive dividends with respect to such shares.

        Deferred Shares.    For awards of deferred shares, we agree to deliver, subject to certain conditions, a fixed number of our ordinary shares to the participant or allow the participant to subscribe for such fixed number of our ordinary shares at the end of a specified deferral period or periods. During such period or periods, the participant will have no rights as a shareholder with respect to any such shares. Except as provided in an award agreement, no dividends will be paid with respect to deferred shares during the applicable deferral period, and the participant will have no future right to any dividend paid during such period.

        Restricted Shares.    For awards of restricted shares, a participant receives or subscribes for a grant of our ordinary shares that are subject to certain restrictions, including forfeiture of such shares upon the occurrence of certain events. During the restriction period, holders of restricted shares will have the right to vote such shares. During the restriction period, any dividends or distributions paid with respect to any restricted shares shall be subject to the same restrictions as apply to such restricted shares and shall be paid to the participant only if and when the applicable restriction period lapses.

        Share Options.    Share options granted under the Share Plan may be either incentive stock options or non-qualified options. The exercise price of an option (whether to subscribe for new shares or purchase existing shares held by the Company) shall be determined by the board of directors (or the committee, as applicable), but, except as provided in an award agreement, must be at least 100% of the fair market value of our company's ordinary shares on the date of the grant (110% in the case of an incentive stock option granted to a 10% shareholder).

        Effects of a Change in Control.    Upon the occurrence of a change in control of our company, the board of directors (or the committee, as applicable) may, in its discretion: (i) cancel any outstanding options in exchange for a cash payment of an amount (including zero) equal to the difference between the then fair market value of the option less the applicable option price; (ii) after having given the participant a chance to exercise any vested outstanding options, terminate any or all of the participant's unexercised options; (iii) cause the surviving corporation to assume all outstanding options or replace all outstanding options with economically comparable awards; or (iv) take such other action as the board of directors (or the committee, as applicable) shall determine appropriate; provided that such action shall substantially preserve the economic value of such options determined as of immediately prior to such change in control.

        Effects of Certain Corporate Transactions.    In the event of a recapitalization, forward or reverse stock split, reorganization, dissolution, division, merger, consolidation, spin-off, combination, share exchange, or other corporate transaction or event that affects our ordinary shares, the board of directors (or the committee, as applicable) shall adjust, recapitalize or modify (i) the number and kind of shares, including any ADRs and ADSs in respect of any such shares, which may thereafter be issued in connection with awards, (ii) the number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, issuable in respect of outstanding awards, (iii) the aggregate number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, available under the Share Plan, and (iv) the exercise or grant price relating to any award. Notwithstanding the foregoing, no such adjustment shall take place merely as a result of the issuance of awards pursuant to the Share Plan in the normal course (even if, to the extent permitted by the Share Plan, such awards have an exercise price less than fair market value of the underlying shares, or other shares, including, without limitation, any ADRs and ADSs in respect of any such shares, on the grant date). In the event of a change in the Company's capital structure by reason of (i) a capital increase (including, without limitation, the issuance of additional ordinary shares or other shares of the Company, warrants to subscribe for shares of the Company, or awards under the Share Plan), (ii) a capital decrease (including, without limitation, any repurchase of shares of the Company or the cancellation or termination of warrants to subscribe for shares of the Company or the cancellation or termination of awards under the Share Plan), (iii) an issuance of bonus or compensatory shares of the Company, (iv) an issuance of convertible debt instruments of the Company, or (v) dividends, neither the purchase price or exercise price of awards under the Share Plan nor the number of shares which may be subscribed or purchased pursuant to the Awards under the Share Plan shall be adjusted unless otherwise specifically provided for in an Award Agreement, in all cases, even if the transaction giving rise to such change in the Company's capital structure shall take place at a price below the fair market value of the Company's shares at time of the transaction.

        Clawback.    Any award granted under the Share Plan, including an award of ordinary shares, will be subject to mandatory repayment by the participant to our company pursuant to the terms of any company "clawback" or recoupment policy that is directly applicable to the Share Plan and set forth in an award agreement or required by law to be applicable to the participant.

        Transfer Restrictions.    No award or other right or interest of a participant under the Share Plan shall be pledged, encumbered, or hypothecated to, or in favor of, or subject to any lien, obligation, or liability of such participant to, any party, other than the Company, or assigned or transferred by such participant otherwise than by will or the laws of descent and distribution, and such awards and rights shall be exercisable during the lifetime of the participant only by the participant or his or her guardian or legal representative. Notwithstanding the foregoing, the board of directors, in its discretion, may provide that awards or other rights or interests of a participant granted pursuant to the Share Plan be transferable, without consideration, to immediate family members, to trusts for the benefit of such immediate family members and to partnerships in which such family members are the only partners. In addition, a participant may, in the manner established by the board of directors, designate a beneficiary to exercise the rights of the participant, and to receive any distribution, with respect to any award upon the death of the participant.

Awards Granted under the 2014 Omnibus Equity Incentive Compensation Plan

Joel Sendek Deferred Share Award

        On August 12, 2014, Joel Sendek was granted a deferred share award with respect to 31,895 deferred Class A shares under the Share Plan, which was converted into a deferred share award allowing for the subscription of 568,610 ordinary shares immediately after our IPO. Subject to Mr. Sendek's continuing employment with the Company, 25% of the deferred shares shall vest and be issued to Mr. Sendek on April 13, 2015 at the time the restrictions on the sale of securities lapse pursuant to an amended and restated lock-up agreement between Mr. Sendek, the Company and the underwriters in our IPO (referred to as the Deferred Shares Initial Vesting Date) and 25% of the deferred shares shall vest and be issued to Mr. Sendek on each of July 29, 2016, 2017 and 2018. Subject to Mr. Sendek's continuing employment with the Company, 100% of the unvested deferred shares will vest and be issued to Mr. Sendek immediately prior to a change in control of the Company. Notwithstanding the foregoing, if Mr. Sendek experiences an involuntary termination of employment within six months prior to a change in control, 100% of the unvested deferred shares shall vest and be issued to Mr. Sendek immediately prior to the change in control. Pursuant to the terms of his employment agreement, Mr. Sendek will also be entitled to dividend equivalent payments on the deferred shares prior to vesting and issuance to Mr. Sendek with respect to aggregate distributions by the Company on ordinary shares, which dividend equivalent payments will be paid to Mr. Sendek on the earliest to occur of (i) July 29, 2018; (ii) the date of Mr. Sendek's termination of employment; and (iii) the date of a change in control of the Company.

Joel Sendek Stock Option Award

        Upon the consummation of our initial public offering, Mr. Sendek was granted 379,450 non-qualified stock options under the Share Plan to subscribe to an equal number of ordinary shares at an exercise price per share of $21.00. Subject to Mr. Sendek's continuing employment with the Company, the Stock Option shall become exercisable with respect to 25% on April 13, 2015 at the time the restrictions on the sale of ordinary shares lapse pursuant to the amended and restated lock-up agreement between Mr. Sendek, the Company and the underwriters in our IPO (referred to as the Stock Option Initial Vesting Date) and with respect to an additional 25% of the underlying ordinary shares on each of July 29, 2016, 2017 and 2018. Subject to Mr. Sendek's continuing employment with the Company, the Stock Option shall become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to the change in control of the Company. Notwithstanding the foregoing, if Mr. Sendek experiences an involuntary termination of employment within six months prior to a change in control, the Stock Option shall become exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Pursuant to the terms of his Employment Agreement, Mr. Sendek will also be entitled to dividend equivalent payments on the underlying shares prior to his exercising the Stock Option with respect to aggregate distributions by the Company on the ordinary shares in excess of $500,000,000, which dividend equivalent payments will be paid to Mr. Sendek on the earliest to occur of (i) July 29, 2018; (ii) the date of Mr. Sendek's termination of employment; and (iii) the date of a change in control of the Company. The Stock Option will expire on the tenth anniversary of the stock option grant date.

Thomas Carbone Stock Option Award

        Upon the consummation of our initial public offering, Thomas Carbone was granted 80,230 non-qualified stock options under the Share Plan to subscribe to an equal number of ordinary shares at an exercise price per share of $21.00. Subject to Mr. Carbone's continuing employment with Forward Pharma USA, LLC, the Stock Option shall become exercisable with respect to 25% on each of August 18, 2015, 2016, 2017 and 2018. Subject to Mr. Carbone's continuing employment, the Stock Option shall become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The Stock Option will expire on the tenth anniversary of the stock option grant date.

Jan G. J. van de Winkel Grant of Warrants

        On August 13, 2014, upon his election as a director of the Company, Jan G. J. van de Winkel was granted warrants to subscribe for Class A shares. Upon the consummation of our IPO, the warrants provide for the acquisition of 89,140 ordinary shares at an exercise price of $11.02 per share. Subject to Dr. van de Winkel's continuing to serve as a director of the Company, the warrants shall become exercisable in equal monthly installments over a period of four years from the date of issuance of the warrants. The unvested portion of the warrants will be cancelled for no compensation upon termination of Dr. van de Winkel's service as a director of the Company for any reason, and the vested portion of the warrants shall remain exercisable to the extent provided in Section 9.6 of the Share Plan. Subject to Dr. van de Winkel's continuing to serve as a director of the Company, the warrants shall become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The warrants will expire on the fifth anniversary of their issuance date.

Employee Warrants (issued prior to the adoption of the Share Plan)

        Our former and existing key employees, board members and consultants held warrants that were issued prior to the adoption of the Share Plan to subscribe for Class A shares. At the time of our initial public offering these warrants converted into warrants to subscribe for an aggregate of 2,293,830 ordinary shares, at a weighted average exercise price of approximately $5.02 per share. The warrants are subject to a variety of terms and vesting schedules and many of them have vested and are exercisable.

        Included in the warrants described above are (i) warrants to purchase 89,140 ordinary shares at an exercise price of $5.61 per share granted to Peder M. Andersen on January 1, 2010, which is fully vested and which expires on January 1, 2016, (ii) warrants to purchase 333,710 ordinary shares at an exercise price of $8.41 per share granted to Peder M. Andersen on October 1, 2013, which is fully vested and expires on April 30, 2015, and (iii) warrants to purchase 166,860 ordinary shares at an exercise price of $8.401 per share granted to J. Kevin Buchi on December 1, 2012 which is fully vested and expires on June 30, 2015 (all as adjusted following the Share Conversion and Share Split).

Investor Warrants

        On March 17, 2014, all warrants held by investors were exercised as follows:

  •
  on March 17, 2014, NBOF cancelled its shareholder loan with a principal value of approximately $2.5 million, which amount was used to offset the exercise price on an aggregate of 137,750 warrants to subscribe for Class A shares held (2,455,766 ordinary shares following the Share Conversion, the Bonus Share Issuance and the Share Split); and

  •
  on March 17, 2014, NBOF subscribed for 260 Class A shares by way of exercise of 260 warrants, at a subscription price of DKK 100 per share (4,635 ordinary shares following the Share Conversion, the Bonus Share Issuance and the Share Split).

Insurance and Indemnification

        As the result of our IPO, we have entered into indemnification agreements with our executive officers and members of our board of directors, undertaking to indemnify them, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. In addition, we have entered into insurance policies that insure our directors and executive officers for certain actions taken in their professional capacity and a separate insurance policy insuring our directors and officers against liabilities resulting from our initial public offering, subject to specified exceptions.

C.  Board practices

        See Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors.

D.  Employees

        As of March 15, 2015, we had eleven employees of which eight are in Europe and three are in the United States. Three employees hold either an M.D., D.V.M. or Ph.D. degree. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.  Share ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares by our directors and executive officers as of March 1, 2015.

Directors and Executive Officers	# of Shares	% of issued Shares *
Florian Schönharting(1)	25,823,950	55.52%
Torsten Goesch(2)	8,788,200	18.89%
Kevin Buchi	166,860	0.36%
Jan van de Winkel	16,714	0.04%
Peder Møller Andersen	422,850	0.90%
Joel Sendek	237,015	0.51%

*
Ordinary shares which may be acquired upon exercise of warrants which are currently exercisable or which become exercisable within 60 days after March 1, 2015 are deemed beneficially owned by the holders of such warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(1)
Consists of ordinary shares held by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S and/or NB FP Investment K/S. Through his ownership of Tech Growth Invest ApS, Mr. Schönharting (a) controls 45% of the ownership interests in Nordic Biotech General Partner ApS (which is the general partner of both Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S) and (b) is the sole member of the Investment Committee of NB FP Investment K/S and NB FP Investment II K/S, and therefore Mr. Schönharting may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)
Consists of ordinary shares held by Rosetta Capital I, LP. Mr. Goesch has full investment and voting power over all of the shares held by Rosetta Capital I, LP (an affiliate of BioScience Managers Limited), and so may be deemed to share beneficial ownership of the securities owned by the fund. The address for Rosetta Capital I, LP is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, United States.

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of March 1, 2015, March 1, 2014 and March 1, 2013, each being the most recent practicable date before reporting for the last three fiscal years.

	2013		2014		2015
Name	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	680,141	42.28%	680,141	41.31%	12,125,340	26.07%
Nordic Biotech Opportunity Fund K/S(1)	573,853	32.84%	573,583	32.14%	10,588,990	22.77%
NB FP Investment K/S(2)	0	0%	37,874	2.30%	2,507,360	5.39%
Rosetta Capital I, LP(3)	492,952	30.64%	492,952	29.94%	8,788,200	18.89%
The Bank of New York Mellon(4)	0	0%	0	0%	11,199,980	24.08%
The Baupost Group, L.L.C.(5)	0	0%	0	0%	5,367,300	11.54%

*
Ordinary shares which may be acquired upon exercise of warrants which are currently exercisable or which become exercisable within 60 days after March 1, 2013, 2014 and 2015, respectively, are deemed beneficially owned by the holders of such warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(1)
Nordic Biotech General Partners ApS is the general partner of Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S and has voting and dispositive power with respect to, and may be deemed to be the beneficial owner of, the shares held by Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S. Florian Schönharting controls 45% of the ownership interests in Nordic Biotech General Partner ApS and therefore may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech General Partners ApS, including the shares held by Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S.

(2)
Mr. Schönharting is the sole member of the Investment Committee of NB FP Investment K/S, and as such has voting and dispositive power with respect to, and may be deemed to be the beneficial owner of, shares held by NB FP Investment K/S.

(3)
As of the October 15, 2014 BML Healthcare I, L.P. changed its name to Rosetta Capital I, LP.

(4)
The Bank of New York Mellon is acting as depositary bank in our ADS-program and is holding the shares in such capacity.

(5)
The information in the table and this note is derived from a Schedule 13G filed by The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman with the SEC on November 10, 2014. Based on information contained in the Schedule 13G, each of The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman share voting and dispositive power over all ADSs they are deemed to beneficially own. The ordinary shares underlying these ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman is 10 St. James Avenue, Suite 1700, Boston, Massachusetts, 02116.

B.  Related party transactions

        The following is a description of the related party transactions that we have entered into since January 1, 2014 with any of our members of our board of directors, executive officers or major shareholders.

Framework Agreement

        On July 11, 2014 we entered into a Framework Agreement with our principal shareholders, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, BML Healthcare I, L.P. and NB FP Investment K/S, as well as our EUR-denominated bridge loan lender, NB FP Investment II K/S, the purpose of which was to ensure the implementation of a series of corporate actions prior to the consummation of our initial public offering of ADSs. Our USD-denominated bridge loan lender, BVF Forward Pharma L.P., entered into an adherence agreement pursuant to which it joined as party to the Framework Agreement on August 5, 2014. Morten Priskorn also entered into an adherence agreement pursuant to which he became party to the Framework Agreement on August 6, 2014. The corporate actions required by the Framework Agreement, including, among other things, adoption of the 2014 Omnibus Equity Incentive Compensation Plan, an extraordinary general meeting of shareholders to authorize our board of directors to issue new shares without preemptive rights, the issuance of additional Class A shares and the conversion of all Class A shares and Class B shares into ordinary shares, and certain amendments to our Articles of Association, were implemented as contemplated by the Framework Agreement. For further details on the actions implemented in accordance with the Framework Agreement, reference is made to the Related Party Transactions section of our Registration Statement on Form F-1 (No. 333-198013), filed with the SEC on August 11, 2014, as amended.

Stock Lending Agreement

        To facilitate the orderly closing of our initial public offering of ADSs, under the terms of a Stock Lending Agreement dated October 14, 2014, Nordic Biotech Opportunity Fund K/S lent to us a total of 11,199,980 ordinary shares, all of which were duly returned to Nordic Biotech Opportunity Fund K/S upon closing of the offering. We have agreed to indemnify and hold harmless Nordic Biotech Opportunity Fund K/S for any damages in connection with the stock lending arrangement.

Convertible Shareholder Loans

        We were the borrower under a convertible shareholder loan dated October 1, 2013 with Nordic Biotech Opportunity Fund K/S as lender, in the principal amount of DKK 13.8 million ($2.5 million). In March 2014, the loan was cancelled and in connection with such cancellation the lender was issued 137,750 Class A shares.

        We were also the borrower under a convertible shareholder loan dated October 29, 2012 with Nordic Biotech Opportunity Fund K/S as lender, in the principal amount of DKK 11.7 million ($2.1 million). In January 2013, the loan was converted per its terms and in connection with such conversion the lender was issued 10,136 Class B shares.

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2013 and 2014, we paid DKK 465,564 (approximately $83,000) and DKK 446,631 (approximately $79,000), respectively, for the lease. As of January 2015 our share of the total rent payable by Nordic Biotech Advisors ApS to the landlord was increased from 60% to 80% due to an increased use by us of the premises.

Indemnification Agreements

        We have entered into indemnification agreements with members of our board of directors and our executive officers.

NB FP Investment II K/S Bridge Financing

        On May 30, 2014 we entered into a bridge financing with NB FP Investment II K/S, an affiliate fund which is beneficially controlled by our Chairman, Mr. Schönharting, under which NB FP Investment II K/S made available to us a loan facility with an aggregate availability of up to €8.4 million. Prior to the consummation of our initial public offering of ADSs, all €8.4 million together with accrued and unpaid interest were converted into ordinary shares at a rate equal to the price at which ADSs were sold to the public in the offering, less a discount of 15%.

BVF Forward Pharma L.P. Bridge Financing

        On August 6, 2014 we entered into a bridge financing with BVF Forward Pharma L.P., an affiliate of BVF Partners L.P., which is itself affiliated with certain of our principal shareholders, under which BVF Forward Pharma L.P. made available to us a loan facility with an aggregate availability of up to $10.0 million. Prior to the consummation of our initial public offering of ADSs, all $10.0 million together with accrued and unpaid interest were converted into ordinary shares at a rate equal to the price at which ADSs were sold to the public in the offering, less a discount of 15%.

        On October 15, 2014 Biotechnology Value Fund, L.P., Biotech Value Fund II, L.P. and MSI BVF SPV, LLC, affiliates of BVF Partners L.P., purchased 505,690, 260,838 and 185,853 ADSs, respectively. The price paid to acquire these shares was the per share price sold in the public offering of $21.00.

Registration Rights

        Certain holders of our ordinary shares, including those ordinary shares that were issued upon conversion of our Class A shares and Class B shares, are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as Registrable Securities. The holders of these Registrable Securities possess the registration rights pursuant to the terms of a registration rights agreement dated as of September 11, 2014.

        The registration of ordinary shares pursuant to the exercise of registration rights would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Unless our ordinary shares are listed on a national securities exchange or trading system and a market for our ordinary shares not held in the form of ADSs exists, any Registrable Securities sold pursuant to an exercise of the registration rights will be sold in the form of ADSs. Subject to any limitations under Danish law, we will pay the registration expenses, other than underwriting discounts, selling commissions and share transfer taxes, of the shares registered pursuant to the demand, piggyback and Form F-3 registrations provided for in the registration rights agreement.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated statements and other financial information

        See "Item 18. Financial Statements," which contains our financial statements prepared in accordance with IFRS.

B.  Significant changes

        No matters to report.

ITEM 9.    THE OFFER AND LISTING

A.  Offering and listing details

        Not applicable.

B.  Plan of distribution

        Not applicable.

C.  Markets

        Our ordinary shares began trading on the Nasdaq Global Select Exchange on October 15, 2014 under the symbol FWP. The following table sets forth the high and low sales prices as reported by NASDAQ for the period from October 15, 2014 to December 31, 2014:

	High	Low
October 15, 2014 to December 31, 2014	$26.03	$15.75

D.  Selling shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.  Share capital

        Not applicable.

B.  Memorandum and articles of association

        Our current Articles of Association were amended on March 24, 2015 to add the terms applicable to warrants previously granted to certain of our directors and employees. In addition, our Articles of Association were amended on November 14, 2014, in which amendment the Company's nominal share capital was increased from DKK 4,581,376 to DKK 4,651,374.

        Except as set forth above, the description of our Articles of Association as in effect upon the closing of our IPO contained in the prospectus dated October 14, 2014 that forms part of our registration statement on Form F-1 (File No. 333-198013) originally filed with the SEC on August 11, 2014, as amended, is incorporated by reference into this Annual Report on Form 20-F. Such description sets forth a summary of certain provisions of our Articles of Association as currently in effect.

C.  Material contracts

        Except for the agreements and contracts described elsewhere in this Annual Report, including under the sections "Item 4. Information on the Company—B. Business Overview—Material Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions," we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.  Exchange controls

        There are no governmental laws, decrees, regulations or other legislation in the Kingdom of Denmark that affect or restrict the import or export of capital (including foreign exchange control), the remittance of dividends, interest or other payments to non-resident holders of the shares or the American depositary shares.

E.  Taxation

        The following summary contains a description of certain Danish and U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the ADSs. The summary is based upon the tax laws of Denmark and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Danish Tax Considerations

        The following discussion is a summary of the material Danish tax considerations relating to the purchase, ownership and disposition of the ADSs.

Taxation in Denmark

        The summary is for general information only and does not purport to constitute exhaustive tax or legal advice.

        The information is summarized based on the tax laws of Denmark in effect and applied as at the date of this Annual Report and is subject to change as a result of changes in Danish legislation, including those that could have a retroactive effect, or new legislation. It is specifically noted that the description does not address all possible tax consequences of an investment in our ADSs. Therefore, this summary may not be relevant, for example, to investors subject to the Danish Act on Pension Investment Return Taxation (i.e. pension savings) and professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and individuals and companies carrying on business of purchasing and selling shares to whom special tax rules apply.

        Current and prospective investors in our ADSs are advised to consult their tax advisers regarding the applicable tax consequences of acquiring, holding and disposing of our ADSs based on their particular circumstances. Current and prospective investors who may be affected by the tax laws of other jurisdictions should also consult their tax advisers with respect to the tax consequences applicable to their particular circumstances as such consequences may differ significantly from those described herein.

        The following summary is based on the Danish tax law as applied and interpreted by Danish tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

        For the purpose of this paragraph, "Danish Taxes" shall mean taxes of whatever nature levied by or on behalf of Denmark or any of its subdivisions or taxing authorities.

Taxation of shareholders resident in Denmark

        When considering the taxation of Danish resident holders of the ADSs (companies and individuals), it is assumed that for tax purposes Danish resident holders of the ADSs should be treated as holders of unlisted shares in Forward Pharma A/S. It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes. For the purpose of the below comments, it is assumed that the ADSs listed in the U.S. should be treated as non-listed shares as Forward Pharma A/S is an unlisted company.

Purchase of ADSs

        The purchase of an ADSs has no tax effect.

Sale of Offer ADSs—Individuals

        Gains on the sale of shares are taxed as share income at a rate of 27% on the first DKK 49,900 in 2015 (for cohabiting spouses a total of DKK 99,800), and at a rate of 42% on share income over DKK 49,900 (for cohabiting spouses a total of DKK 99,800). All amounts are subject to annual adjustments, and include all share income derived by the individual or cohabiting spouses, respectively.

        Gains and losses on the sale of shares are made up as the difference between the purchase price and the sales price. The purchase price is based on the average purchase price for the shares in that particular company. Losses on non-listed shares may be offset against other share income derived by the individual and must be offset against cohabiting spouses' share income before the share income becomes negative. In case the share income becomes negative, a negative tax on the share income will be calculated and offset against the individual's other final taxes. Unused negative tax on share income will be offset against a cohabiting spouse's final taxes. If the negative tax on share income cannot be offset against a cohabiting spouse's final taxes, the negative tax can be carried forward indefinitely and offset against future year's taxes.

Sale of Offer ADSs—Companies

        A distinction is made between "Subsidiary Shares," "Group Shares" and "Tax-exempt Portfolio Shares" with respect to taxation of capital gains derived from the sale of the ADSs.

  •
  "Subsidiary Shares" are generally defined as shares held by a shareholder with a direct holding of 10% or more of the share capital of a company.

  •
  "Group Shares" are generally defined as shares held in a company in which the shareholder of the company and the company are subject to Danish joint taxation or meet the criteria for international taxation under Danish law, usually implying that they control, directly or indirectly, more than 50% of the votes.

  •
  "Tax-exempt Portfolio Shares" are shares of unlisted companies not falling within the definitions of "Subsidiary Shares" or "Group Shares" (for example, if the shareholder holds less than 10% and the Shares are not Group Shares), provided that the shares are not owned by a life insurance company.

  •
  "Taxable Portfolio Shares" are shares that do not qualify as Subsidiary Shares, Group Shares or Tax-exempt Portfolio Shares.

        It is noted that the above ownership thresholds are applied on the basis of the number of all shares issued by Forward Pharma A/S, and not on the basis of the number of the ADSs issued.

        Capital gains derived from the sale of Subsidiary Shares, Group Shares and Tax-exempt Portfolio Shares are exempt from taxation, irrespective of the holding period.

        Losses on Subsidiary Shares, Group Shares and Tax-exempt Portfolio Shares are not tax deductible.

        Special anti-avoidance rules apply to certain holding companies holding Subsidiary Shares, Group Shares or Tax-exempt Portfolio Shares. Further, certain anti-avoidance rules apply to the treatment of Tax-exempt Portfolio Shares, in case the assumed nature of the Portfolio Shares changes. These rules are not described herein.

        Capital gains from the sale of Taxable Portfolio Shares are taxable at the corporate income tax rate of 23.5% irrespective of ownership period in 2015. Losses on such shares are deductible. The corporate income tax rate will be reduced to 22% in 2016.

Dividends—Individuals

        Dividends paid to private individuals who are tax residents of Denmark are taxed as share income at the applicable rates. It must be noted that all share income must be included when calculating whether the amounts mentioned above are exceeded.

        Dividends paid to individuals are generally subject to withholding tax, which is the responsibility of the company, at a rate of 27%.

Dividends—Companies

        The distinction described above among "Subsidiary Shares," "Group Shares," "Tax-exempt Portfolio Shares" and "Taxable Portfolio Shares" as set forth in "Sale of Offer Shares—Companies" above, is also made with respect to taxation of dividends on shares.

        Dividends paid to companies are generally subject to corporate tax at a current rate of 23.5% in 2015. However, no corporate tax is levied on dividends derived from Subsidiary Shares and Group Shares. The 23.5% rate applies to dividends derived from Taxable Portfolio Shares and Tax-exempt Portfolio Shares. The tax rate will be reduced to 22% in 2016 and thereafter. The current effective withholding tax rate is 22%.

Taxation of Shareholders Resident Outside Denmark

Purchase of ADSs

        The purchase of an ADSs has no tax effect.

Sale of ADSs

        A non-resident of Denmark, irrespective of whether the non-resident is a private individual or corporate shareholder, will normally not be subject to Danish tax on any capital gains realized on the sale of shares irrespective of the holding period. Where a non-resident of Denmark holds shares which can be attributed to a permanent establishment in Denmark, such gains are taxable pursuant to the rules applying to a Danish tax resident.

Dividends

        Under Danish law, dividends paid in respect of shares are generally subject to Danish withholding tax at a rate of 27%, irrespective of whether the non-resident shareholder is a private individual or a company. Non-residents of Denmark are not subject to additional Danish income tax in respect of dividends received on the shares.

        With respect to dividends distributed to a foreign company as the beneficial owner, no tax is withheld on dividends derived from Subsidiary Shares or Group Shares as defined in "Taxation of Shareholders Resident in Denmark—Sale of Offer Shares—Companies" above, provided that the withholding tax on dividends is eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident. With respect to Group Shares, it is also a requirement that the company receiving the dividends is a resident of an EU or EEA country and that withholding taxes on dividends would have been eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary

Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident if the Group Shares had been Subsidiary Shares.

        Corporate shareholders of Taxable or Tax-exempt Portfolio Shares and individuals who receive dividends are subject to Danish tax on such dividends at a rate of 27%. If the shareholder holds less than 10% of the nominal share capital in the company and the shareholder is resident in a jurisdiction which has a double taxation treaty or a tax information exchange treaty with Denmark, dividends are generally subject to a tax rate of 15% (a lower rate may be applicable under the double taxation treaty in question). If the shareholder is tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the shareholder (together with affiliates shareholders) holds less than 10% of the nominal share capital of the company. As a result of the 27% withholding, shareholders eligible for the 15% tax rate would need to claim a refund on the excess amount withheld.

        Denmark has executed double tax treaties with approximately 80 countries, including the United States and almost all members of the EU. If Denmark has entered into a double tax treaty with the country in which the shareholder is resident, the shareholder may, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the tax (typically 15%) to which Denmark is entitled under the relevant tax treaty, by completing the relevant tax form and filing it with the Danish Tax Authorities. The treaty between Denmark and the United States generally provides for a 15% rate.

Share Transfer Tax

        No Danish share transfer tax is payable.

U.S. Federal Income Tax Considerations for U.S. Holders

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  dealers or traders in securities who use a mark-to-market method of tax accounting;

  •
  persons holding the ADSs as part of a hedging transaction, "straddle," wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

  •
  regulated investment companies;

  •
  real estate investment trusts, grantor trusts or other trusts;

  •
  persons whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar;

  •
  expatriates of the United States;

  •
  tax exempt entities, including "individual retirement accounts" and "Roth IRAs";

  •
  entities classified as partnerships for U.S. federal income tax purposes;

  •
  persons that own or are deemed to own ten percent or more of our voting shares; and

  •
  persons holding the ADSs in connection with a trade or business conducted outside the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding the ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs.

        The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury Regulations, and the income tax treaty between Denmark and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

        A "U.S. Holder" is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the ADSs who is eligible for the benefits of the Treaty and is:

        (1)   an individual who is a citizen or resident of the United States;

        (2)   a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

        (3)   an estate whose income of which is subject to U.S. federal income tax regardless of its source; or

        (4)   a trust, if (A) a U.S. court is able to exercise its primary supervision over the trust's administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under all applicable U.S. Treasury regulations to treat the trust as a United States person (as such term is defined under the Code).

        For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for our ordinary shares will not be subject to U.S. federal income tax.

        U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of the ADSs in their particular circumstances.

Taxation of distributions

        Subject to the PFIC rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. The amount of a dividend will include any amounts withheld by us in respect of Danish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's receipt of the dividend. The amount of any dividend income paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances or how long the ADSs have been held, Danish income taxes withheld from dividends on the ADSs (or ordinary shares underlying the ADSs) at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other taxable disposition of the ADSs

        Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of the ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder's tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company rules

        Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we may be a PFIC in 2014, and potentially in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status.

        If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

        Alternatively, if we are a PFIC and if our ADSs are "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. Our ADSs would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

        A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that we do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

        In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.

Net Investment Income Tax

        In general, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's filing status). A holder's net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisers regarding the applicability of the net investment income tax to your income and gains in respect of your investment in the ADSs.

Information reporting and backup withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

        If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) generally must file an IRS Form 8621 with such holder's federal income tax return for that year.

        Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including shares of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for shares held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A CURRENT OR PROSPECTIVE INVESTOR. EACH CURRENT OR PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

F.  Dividends and paying agents

        Not applicable.

G.  Statement by experts

        Not applicable.

H.  Documents on display

        We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K in limited circumstances; however, we may elect to make additional information available on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.  Subsidiary information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk.

Market risk

Foreign currency exchange rate risk

        We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, or USD, British pound sterling, or GBP, and the Euro.

        Forward Pharma A/S' functional currency is the Danish Kroner, or DKK, our wholly owned subsidiary Forward Pharma GmbH's functional currency is the Euro, and our wholly owned subsidiary Forward Pharma USA, LLC's functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates.

        As of December 31, 2014, we had approximately $178 million that was invested in interest bearing instruments in USD, GBP or Euro denominations with maturities ranging from demand accounts to 3 years. While we intended to structure the currencies and maturities of our investments to be consistent with our projected cash requirements, the strengthening or weakening of the USD, DKK, GBP or the Euro could have a material impact, which could be negative, on our financial position and results of operations.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures. During 2014, we experienced a gain of approximately $5.6 million resulting primarily from the strengthening of the USD compared to the DKK as Forward Pharma A/S holds investments denominated in USD and uses the DKK as its functional currency. Future changes in foreign exchange rates could impact our reported operating results and the impact could be material.

        We estimate a 10% increase in the value of the U.S. dollar relative to the Euro and the DKK would have decreased our net loss for the year ended December 31, 2014 by approximately $1.7 million. A 10% decrease in the value of the U.S. dollar relative to the Euro and the DKK would have increased our net loss for the year ended December 31, 2014 by a corresponding amount.

Interest rate risk

        Our investment strategy is to protect principal and accordingly we invest in only highly rated financial instruments with maturities not exceeding 3 years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. As of December 31, 2014, the Company has invested approximately $178 million in debt instruments issued by the governments of Germany (denominated in Euros), Great Britain (denominated in GBP) and the United States (denominated in USD) (collectively "Bonds") that pay interest at fixed rates. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2014, the impact on the fair value of the Bonds of a possible increase or decrease in the interest rates would be as follows:

Denomination Currency	Possible change	2014
USD '000
EUR	+/–1%-point	–1,491/–1,491
GBP	+/–1%-point	–119/+119
USD	+/–1%-point	–1,319/–1319

Credit Risk

        Our liquid assets are primarily invested in government issued debt instruments of Germany, Great Britain or the United States with maturities of 3 years or less. We do not invest in equity instruments or derivatives. We intend to hold our debt instruments until maturity; however, it is possible that we may need to dispose of an investment before maturity that could result in material losses. Our investment criteria requires preservation of capital by investing in a diversified group of highly rated debt instruments

Liquidity Risk

        We believe that our cash, cash equivalents and available for sale financial assets held at December 31, 2014, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt securities

        Not applicable.

B.  Warrants and rights

        Not applicable.

C.  Other securities

        Not applicable.

D.  American Depositary Shares

        Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.  Defaults

        No matters to report.

B.  Arrears and delinquencies

        No matters to report.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2014, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in our periodic SEC reports.

B.  Management's Annual Report on Internal Control over Financial Reporting

        This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of management's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.  Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm due to the transition period established by rules of the SEC for newly public companies and the JOBS Act that provides an exemption for emerging growth companies.

D.  Changes in Internal Control over Financial Reporting

        In connection with the audits of our 2013 and 2012 financial statements which were completed concurrently, our independent registered public accounting firm identified a material weakness related to our financial statement close process, primarily related to the lack of sufficient skilled personnel with IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could have been prepared and reviewed on a timely basis for annual and interim reporting purposes, including insufficient financial statement close process and procedures including account reconciliations, the resolution of complex accounting issues involving significant judgment and estimates and overall review of the financial statements.

        In order to remediate the material weakness, we took numerous steps during 2014. In 2014, we engaged a full-time Chief Financial Officer and recruited additional finance support personnel with accounting and financial reporting experience. Specifically we put in place procedures and controls to oversee the preparation and review of our financial statements to ensure compliance with IFRS, ensured that supporting account reconcilliations are prepared timely and complex accounting issues are accounted for and disclosed in our financial statements correctly.

ITEM 16A.    Audit committee financial expert

        Our board of Directors has determined that J. Kevin Buchi is an audit committee financial expert, as that term is defined by the SEC, and is independent in accordance with NASDAQ rules.

ITEM 16B.    Code of ethics

        We have adopted a Code of Business Conduct and Ethics, which applies to all of our board members and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Ethics is intended to meet the definition of "code of ethics" under Item 16B of Form 20-F under the Exchange Act.

        Our Code of Business Conduct and Ethics is available on our website at www.forward-pharma.com. The information contained on our website is not incorporated by reference in this Annual Report.

        Any amendments or waivers from the provisions of our Code of Business Conduct and Ethics will be made only after approval by our audit committee and will be disclosed on our website promptly following the date of such amendment or waiver.

ITEM 16C.    Principal Accountant Fees and Services

        Our auditors, Ernst & Young P/S, have performed the following services for the Company during the past two years:

	2014	2013
	(in thousands of USD)
Audit	488	386
Audit related	—	—

Total	488	386

        All services provided to the Company by Ernst & Young P/S are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    Exemptions from the listing standards for audit committees

        Not applicable.

ITEM 16E.    Purchases of equity securities by the issuer and affiliated purchasers

        In 2014, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.    Change in registrant's certifying accountant

        Not applicable.

ITEM 16G.    Corporate governance

        Our ADSs are listed on the Nasdaq Global Select Market. However, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country in lieu of certain provisions of the NASDAQ Listing Rules.

        The material ways in which our corporate governance practices differ from those applicable to U.S. companies under the NASDAQ Listing Rules are:

  •
  We are not required to have an audit committee comprised of at least three members, and our audit committee is currently comprised of only one member.

  •
  A majority of the members of our board of directors are not required to be, and are not, "independent directors" as defined in the NASDAQ Listing Rules.

  •
  We are not required to adopt a formal written charter or board resolution addressing the process for the nomination of directors. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process.

  •
  We are not required to hold regularly scheduled board meetings at which only independent directors are present.

  •
  No quorum requirement applies to our meetings of shareholders.

  •
  We are not required to obtain shareholder approval for material revisions to our share-based incentive plans.

  •
  We are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify our shareholders of meetings with at least two weeks' but not more than four weeks' notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us not less than six weeks' advance notice to properly introduce any business at an annual meeting of shareholders.

        Other than as noted above, we are in compliance with other NASDAQ Listing Rules applicable to U.S. domestic issuers.

ITEM 16H.    Mine safety disclosure

        Not applicable.

 PART III

ITEM 17.    Financial statements

        We have responded to Item 18 in lieu of this item.

ITEM 18.    Financial statements

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    Exhibits

Exhibit Index

Exhibit Number		Description
1.1		English translation of Articles of Association of Forward Pharma A/S dated March 24, 2015.

1.2	(1)	English translation of Articles of Association of Forward Pharma A/S dated July 24, 2014.

1.3	(2)	English translation of Articles of Association of Forward Pharma A/S dated September 9, 2014.

1.4	(3)	English translation of Articles of Association of Forward Pharma A/S dated September 30, 2014

1.5	(5)	English translation of Articles of Association of Forward Pharma A/S dated October 14, 2014

1.6	(6)	English translation of Articles of Association of Forward Pharma A/S dated November 14, 2014.

2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.

2.2		Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.

2.3		Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	(2)	New Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.

2.5	(1)	Convertible Loan Agreement dated May 30, 2014 between Forward Pharma A/S and NB FP Investment II K/S.

2.5	(1)	Convertible Loan Agreement dated August 6, 2014 between Forward Pharma A/S and BVF Forward Pharma L.P.

2.7	(4)	Form of Stock Lending Agreement among Nordic Biotech Opportunity Fund K/S, Leerink Partners and Forward Pharma A/S.

4.1	(1)	Patent Transfer Agreement dated May 4, 2010 between Forward Pharma A/S and Aditech Pharma AG.

4.2	(1)	Framework Agreement dated July 11, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, BML Healthcare I, L.P., NB FP Investment K/S, and NB FP Investment II K/S.

4.3	(1)	Form of Director and Officer Indemnification Agreement.

4.4	(1)	Indemnification Agreement with Joel Sendek.

Exhibit Number		Description
8.1	(1)	List of Subsidiaries

12.1		Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2		Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Incorporated by reference from the Registrant's Registration Statement on Form F-1 (Registration No. 333-198013) filed with the SEC on August 11, 2014.

(2)
Incorporated by reference from the Registrant's Amendment No. 1 to Registration Statement on Form F-1 (Registration No. 333-198013) filed with the SEC on September 12, 2014.

(3)
Incorporated by reference from the Registrant's Amendment No. 3 to Registration Statement on Form F-1 (Registration No. 333-198013) filed with the SEC on October 1, 2014.

(4)
Incorporated by reference from the Registrant's Amendment No. 4 to Registration Statement on Form F-1 (Registration No. 333-198013) filed with the SEC on October 9, 2014.

(5)
Incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-36686) filed with the Commission on October 21, 2014.

(6)
Incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-36686) filed with the Commission on November 17, 2014.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S
By:	/s/ PEDER MøLLER ANDERSEN
	Name:	Peder Møller Andersen
	Title:	Chief Executive Officer

Date: March 25, 2015

Forward Pharma A/S

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Forward Pharma A/S

        We have audited the accompanying consolidated statement of financial position of Forward Pharma A/S as of December 31, 2014 and 2013 and the related consolidated statements of profit or loss, other comprehensive loss, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forward Pharma A/S at December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young P/S
Copenhagen, Denmark
March 25, 2015

Consolidated Statement of Financial Position

as of December 31, 2014 and 2013

		December 31,
	Notes	2014	2013
		USD '000	USD '000
Assets
Equipment	3.1	10	5
Other non-current assets	5.1	5	—
Available for sale financial assets	4.4	131,899	—

Total non-current assets		131,914	5

Other receivables	3.2	780	332
Income tax receivable	2.5	320	100
Prepayments		710	207
Available for sale financial assets	4.4	46,236	—
Cash and cash equivalents	4.4	45,349	2,955

Total current assets		93,395	3,594

Total assets		225,309	3,599

		December 31,
	Notes	2014	2013
		USD '000	USD '000
Equity and Liabilities
Share capital	4.1	791	287
Share premium		339,695	26,697
Other components of equity:
Fair value adjustment available-for-sale financial assets		(238)	—
Foreign currency translation reserve		(10,142)	(1,486)
Accumulated deficit		(107,712)	(51,913)

Equity (deficit) attributable to shareholders of the parent		222,394	(26,415)

Total equity (deficit)		222,394	(26,415)

Interest-bearing convertible loans	3.4, 4.4	—	2,613
Trade and other payables	3.3	2,915	1,277
Net settlement obligation shareholder warrants	4.4	—	26,124

Current liabilities		2,915	30,014

Total liabilities		2,915	30,014

Total equity and liabilities		225,309	3,599

See accompanying notes to these consolidated financial statements

Consolidated Statement of Profit or Loss

for the years ended December 31, 2014, 2013 and 2012

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2014	2013	2012
		USD	USD	USD
Research and development costs	2.3, 2.4	(10,547)	(8,018)	(4,445)
General and administrative costs	2.3, 2.4, 2.7, 5.2	(9,154)	(1,014)	(928)

Operating loss		(19,701)	(9,032)	(5,373)
Fair value adjustment to net settlement obligation to shareholder warrants	4.4	(968)	(6,676)	(17,071)
Fair value adjustment to convertible loans	3.4	(3,823)	—	—
Exchange rate gain (loss), net		5,589	(7)	(3)
Interest income		63	—	—
Other finance costs	4.3	(426)	(77)	(32)

Net loss before tax		(19,266)	(15,792)	(22,479)
Income tax benefit	2.5	250	96	—

Net loss for the year		(19,016)	(15,696)	(22,479)

Net loss for the year attributable to:
Equity holders of the Parent		(19,016)	(15,696)	(22,479)

Net loss per share basic and diluted	2.6	(1.79)	(0.54)	(0.80)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Other Comprehensive Loss

for the years ended December 31, 2014, 2013 and 2012

		Year ended December 31,
	Notes	2014	2013	2012
		USD '000	USD '000	USD '000
Net loss for the year		(19,016)	(15,696)	(22,479)

Other comprehensive loss
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Change in fair value of available for sale financial assets	4.4	(238)	—	—
Exchange differences on translation of foreign operations		(8,656)	(1,117)	(369)

Net other comprehensive loss to be reclassified to profit or loss in subsequent periods		(8,894)	(1,117)	(369)

Other comprehensive loss		(8,894)	(1,117)	(369)

Total comprehensive loss		(27,910)	(16,813)	(22,848)

Attributable to:
Equity holders of the parent		(27,910)	(16,813)	(22,848)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

for the years ended December 31, 2014, 2013 and 2012

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
2012
At January 1, 2012		266	14,794	—	—	(14,775)	285
Net loss for the year		—	—	—	—	(22,479)	(22,479)
Other comprehensive loss		—	—	(369)	—	—	(369)

Total comprehensive loss		—	—	(369)	—	(22,479)	(22,848)
Issue of share capital for cash	4.1	12	1,852	—	—	—	1,864
Costs related to capital increases		—	(9)	—	—	—	(9)
Share-based payment costs	2.4	—	—	—	—	458	458

Transactions with owners		12	1,843	—	—	458	2,313

At December 31, 2012		278	16,637	(369)	—	(36,796)	(20,250)

At January 1, 2013		278	16,637	(369)	—	(36,796)	(20,250)

Net loss for the year		—	—	—	—	(15,696)	(15,696)
Other comprehensive loss		—	—	(1,117)	—	—	(1,117)

Total comprehensive loss		—	—	(1,117)	—	(15,696)	(16,813)

Issue of share capital for cash	4.1	7	7,944	—	—	—	7,951
Conversion of interest-bearing convertible loans to share capital	4.4	2	2,126	—	—	—	2,128
Costs related to capital increases		—	(10)	—	—	—	(10)
Share-based payment costs	2.4	—	—	—	—	579	579

Transactions with owners		9	10,060	—	—	579	10,648

At December 31, 2013		287	26,697	(1,486)	—	(51,913)	(26,415)

At January 1, 2014		287	26,697	(1,486)	—	(51,913)	(26,415)

Net loss for the year		—	—	—	—	(19,016)	(19,016)
Other comprehensive loss		—	—	(8,656)	(238)	—	(8,894)

Total comprehensive loss		—	—	(8,656)	(238)	(19,016)	(27,910)

Issue of share capital for cash	4.1	3	2,005	—	—	—	2,008
Cost related to capital increase		—	(8)	—	—	—	(8)
Exercise of warrants	4.4	25	29,483	—	—	—	29,508
Class B Award	2.6	3	42,731	—	—	(42,734)	—
Change in nominal value	4.1	262	(262)	—	—	—	—
Proceeds from initial public offering ("IPO")	4.1	191	235,009	—	—	—	235,200
Cost related to IPO	2.7		(20,489)	—	—	—	(20,489)
Conversion of interest-bearing convertible loans to share capital	3.4	20	24,529	—	—	—	24,549
Share-based payment costs	2.4	—	—	—	—	5,951	5,951

Transactions with owners		504	312,998	—	—	(36,783)	276,719

At December 31, 2014		791	339,695	(10,142)	(238)	(107,712)	222,394

See accompanying notes to these consolidated financial statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

		Year ended December 31,
	Notes	2014	2013	2012
		USD '000	USD '000	USD '000
Net loss before tax		(19,266)	(15,792)	(22,479)
Adjustments to reconcile loss before tax to net cash flow:
Fair value adjustment to net settlement obligation shareholder warrants and convertible loans	3.4, 4.4	4,791	6,676	17,071
Other finance costs		(1,783)	84	35
Share-based payment costs	2.4	5,951	579	458
Depreciation charge for the year		3	4	2
(Increase) decrease in other receivables and prepayments		(1,239)	(370)	812
Increase in trade and other payables		2,083	446	607

Net cash flows used in operating activities		(9,460)	(8,373)	(3,494)

Investing activities
Purchase of available-for-sale financial assets	4.4	(191,110)	—	—
Increase in other non-current assets	5.1	(5)	—	—
Purchase of property, plant and equipment	3.1	(6)	—	(5)

Net cash flows used in investing activities		(191,121)	—	(5)

Financing activities
Proceeds from issuance of interest-bearing convertible loans	3.4, 4.4	21,284	2,456	2,030
Shares issued for cash	4.1	1,982	7,951	1,864
Transaction costs of capital increase		(6)	(10)	(9)
Proceeds from IPO net of underwriters' commission	4.1	218,736	—	—
IPO transaction costs excluding underwriters' commission	2.7, 4.1	(4,425)	—	—

Net cash flows from financing activities		237,571	10,397	3,885

Net increase in cash and cash equivalents		36,990	2,024	386
Net foreign exchange differences		5,404	103	15
Cash and cash equivalents at January 1		2,955	828	427

Cash and cash equivalents at December 31		45,349	2,955	828

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Corporate information

        Forward Pharma A/S (the "Company or "Parent") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's wholly-owned German and United States of America subsidiaries, Forward Pharma GmbH and Forward Pharma USA, LLC, respectively. The Company and its subsidiaries are collectively referred to as the Group. The Company's Board of Directors authorized the issuance of the financial statements included herein on March 24, 2015.

        The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate ("DMF") for the treatment of multiple sclerosis ("MS") patients. Since the Company's founding in 2005, it has worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company's clinical candidate, is a proprietary formulation of DMF that the Company plans to advance for the treatment of MS and other immune disorders, such as psoriasis.

Public listing of American Depositary Shares representing Ordinary Shares

        During October 2014 the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADS") representing ordinary shares of the Company in the United States and issued 10.5 million ADSs at a price per ADS of $21.00 to investors. Each ADS represents one ordinary share with a per share nominal value of 0.10 DKK or Danish Kroner. Each ordinary share is entitled to one vote. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders ("Class B Award") in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company's outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis ("Share Conversion"), and finally additional ordinary shares ("Proportional Shares") were issued to all shareholders in proportion to their respective ownership. (The Class B Award and the Proportional Shares are collectively referred to as the "Bonus Shares.") In addition, a share split of 10 for 1 ("Share Split") was completed immediately prior to the IPO. The Company accounted for the Class B Award as a preferential share issuance that resulted in an increase in the loss attributable to ordinary shareholders of approximately $42.7 million for the year ended December 31, 2014. All share and per share information included herein has been adjusted to reflect the issuance of the Proportional Shares and the Share Split as if they had occurred as of the beginning of the earliest period presented, unless otherwise stated, since the issuance of the Proportional Shares and the Share Split resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. The issuance of the Class B Award and the Share Conversion are reflected herein on the dates such issuances occurred except for the per share information disclosed in the consolidated statement of profit and loss and Note 2.6 where the Share Conversion is assumed to have occurred at the beginning of the earliest period presented. The details of the ordinary shares issued in connection with the Class B Award and Share Conversion are summarized in Note 4.1.

        During November 2014, the underwriters for the IPO exercised a portion of their over-allotment option thereby increasing the number of ADSs issued in the IPO by approximately 700,000 ordinary shares. The underwriters' over-allotment option has now expired.

        The aggregate proceeds received by the Company were approximately $235 million before deducting the underwriters' commission (7% of gross proceeds) and other costs and including the proceeds for the partial exercise by the underwriters' over-allotment option.

Notes to Consolidated Financial Statements (Continued)

Liquidity

        As of December 31, 2014, the Group had approximately $223.5 million in cash and investments. For the years ended December 31, 2014, 2013 and 2012, the Group used cash in operations of approximately $9.5 million, $8.4 million and $3.5 million respectively. The Group currently has no commercial products or revenue and does not expect any for the foreseeable future. Management believes, based on current estimates, that cash and investments held at December 31, 2014 will be adequate to allow the Company to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash the effect could negatively impact management's estimated operating results. The Company may need to raise funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain geographies. There can be no assurances that the Company will be able to obtain additional financing if needed in the future. The long-term success of the Company will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Company will commercialize a product, achieve or sustain positive cash flows from operations or become profitable.

Section 1—Basis of Preparation

1.1 Accounting policies

  Basis of preparation

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

        The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value and are disclosed in Notes 3.4 and 4.4. The consolidated financial statements are presented in U.S. Dollars, or USD, and all values are rounded to the nearest thousand (USD '000), except when otherwise indicated.

  Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Group as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

        Forward Pharma GmbH has been consolidated for all periods presented herein. Forward Pharma USA, LLC has been consolidated since its inception on July 25, 2014. The Company's consolidation of each subsidiary will continue until the date the Company no longer controls the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in consolidation.

  Translation from functional currencies to presentation currency

        The Company's consolidated financial statements are presented in USD which is not the functional currency of the Company. The Group has elected USD as the presentation currency due to the fact that the Company has listed ADSs on the Nasdaq Global Select Exchange, or NASDAQ, in the United States, ticker symbol "FWP."

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

        In the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are generally translated into USD at the average exchange rates for the year. Exchange differences arising from such translation are recognized directly in other comprehensive loss and presented in a separate reserve in equity. The Group uses the direct method of consolidation and recycles the exchange gain or loss that arises from this method.

  Foreign currencies transactions and balances

        The Company and each of its subsidiaries determine their respective functional currency based on facts and circumstances and the technical requirements of IFRS. Items included in the financial statements of each entity are measured using the functional currency. The Company's functional currency is the Danish Kroner, or DKK, the Company's wholly owned subsidiary Forward Pharma GmbH's functional currency is the Euro, and the company's wholly owned subsidiary Forward Pharma USA, LLC's functional currency is the USD. Transactions in foreign currencies are initially recorded by the Group entities in their respective functional currency using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized in the statement of profit or loss within "Exchange rate gain (loss)."

  Share-based payments

        Employees and board members of the Group and consultants providing services similar to employees receive remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or share options.) The fair value of these equity-settled awards are determined at the date of grant using the Black Scholes model. The Company has never granted cash settled awards.

        The cost of share-based payments is recognized as employee compensation expense together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled. In the event that equity instruments are granted conditionally upon an equal number of equity instruments granted in prior periods not being exercised, they are treated as a new grant for the current period award and a modification of the equity instruments granted in the prior period. For equity instruments that are modified, in addition to recognizing any unamortized prior costs, the incremental value, if any, that results from the modification is recognized as an expense over the period in which performance and/or service conditions are fulfilled or immediately if there are no performance and/or service conditions to be fulfilled.

        The fair value of equity-settled awards is reported as compensation expense pro rata over the service period to the extent such awards are estimated to vest. No cost is recognized for awards that do not ultimately vest.

  Employee benefits

        Employee benefits are primarily made up of salaries, share-based payments, Group provided health insurance and Group contributions to defined contribution plans. The cost of these benefits is

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

recognized as expenses as services are delivered. The Company's contributions to employee defined contribution plans have not been material.

  Classification of Operating Expenses in the Statement of Profit or Loss

  Research and development costs

        Research and development costs primarily comprise salary and related expenses, including share based payment expense, license, patent and other intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted by patent registry offices (for example the United States Patent and Trademark Office ("USPTO"), the European Patent Office ("EPO")) or other country-specific patent registry offices, manufacturing costs of pre-commercial product used in research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Group's research and development activities.

        If expenses are incurred associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices) they will be classified within general and administrative expenses ("Court Expenses".) For all periods presented the Group did not incur Court Expenses.

        The Group's research and development activities concentrate on the development of unique formulations of DMF, for the treatment of immune disorders such as MS and psoriasis, and all patent office-related activities regarding the Company's patent estate development (i.e., interference proceedings, oppositions and new patent developments). Research and development costs incurred by the Group to date have not been eligible for capitalization, and consequently have been expensed in the period incurred, as it is not probable at this time that the Group's research and development efforts will generate future economic benefit.

  General and administrative costs

        General and administrative costs relate to the administration of the Group, and comprise salaries and related expenses, including share-based payment expense, investor relations, other costs associated with our ADS listing in the United States in 2014 and depreciation of equipment, to the extent such expenses are related to the Group's administrative functions.

  Government grants

        Income from government grants is recognized where there is reasonable assurance that the grant will be received, all contractual conditions have been complied with and where contingent repayment obligations remain, avoidance of such obligations are within the control of the Company and not probable to occur. When the grant relates to an expense item, it is recognized as a deduction in reporting the related expense on a systematic basis over the periods that the related costs are expensed. When the grant relates to a capitalized asset, it is recognized as income in equal amounts over the expected useful life of the related asset. For more information on government grants, refer to Notes 2.2 and 5.1.

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

  Income tax and deferred tax

  Current income tax

        Tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities within one year from the date of the statement of financial position. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates.

        Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or "uncertainty" and establishes provisions where appropriate. To date, there have been no provisions established for uncertain tax positions.

  Deferred tax

        Deferred tax is provided using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

        Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized.

        The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

        Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

        Deferred tax relating to items recognized outside the profit or loss are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

        Beginning in 2013, the Company is subject to a joint taxation Scheme with Tech Growth Invest ApS (see Notes 2.5 and 5.1) and entities under Tech Growth Invest ApS' control. Under this Scheme, the Company will receive a refund for tax losses at the applicable corporate tax rate to the extent that they reduce the taxable income of the joint taxation Group.

  Equipment

        Equipment, which includes computers, office equipment and furniture, is stated at cost, net of accumulated depreciation. There have been no impairment losses recognized by the Group since the inception of the Company.

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

        Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of 3 years. The residual values of equipment are not material.

        The useful life of and method of depreciation of equipment is reviewed by management at least each year end or more often based on changes in facts or circumstances that may result and in changes accounting estimates. For all periods reflected herein, there have been no changes in accounting estimates for equipment.

  Financial assets

  Initial recognition and measurement

        Financial assets that meet certain criteria are classified at initial recognition as financial assets at fair value through profit or loss, available for sale financial assets, held to maturity investments or receivables. The Group's financial assets include cash, cash equivalents, other receivables and available for sale financial assets. The Group does not hold assets that have been classified as fair value through profit or loss or held to maturity. Generally the Group's financial assets are available to support current operations; however, amounts we expect to be realized within the next twelve months are classified within the statement of financial position as current assets. Certain available for sale financial assets have been classified within the statement of financial position as non-current assets as management currently has no intention or business reason to dispose of these financial assets within the next twelve months. The Group has no derivative financial assets nor has there been a change in classification of a financial asset after initial recognition and measurements as discussed herein.

        The Group's financial assets are recognized initially at fair value plus, in the case of financial assets not carried at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset, if any.

  Subsequent measurement

        The subsequent measurement of financial assets depends on their classification. After initial measurement, the loans and receivables are measured at amortized cost using the effective interest rate method. Historically the Group's receivables are due within a short period of time and therefore the impact of using the effective interest rate method on the Group's financial statements has been immaterial. The Group has no loans. This category also applies to cash and cash equivalents that comprise cash at banks available on demand.

        Available for sale financial assets include government issued debt instruments. After initial recognition they are carried at fair value with changes in fair value from period to period recognized in other comprehensive income. Interest earned from available-for-sale instruments is reported as interest income using the effective interest rate method with foreign exchange gains or losses recognized in the consolidated statement of profit and loss. See Note 4.4.

  Financial asset impairment

        The Group assesses at the end of each reporting period whether there has been objective evidence that a financial asset or group of financial assets may be impaired. Impairment losses are incurred if there is objective evidence of impairment and the evidence indicates that estimated future cash flows will be negatively impacted. The amount of loss to be recognized in the financial statements is measured as the difference between the carrying value of the financial asset and the present value of

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

the expected cash flows of the financial asset using the original effective interest rate. For each of the years ended December 31, 2014. 2013 and 2012, the Group did not experience an impairment of a financial asset. For available-for-sale financial assets, the amount of loss to be recognized in the event an asset is impaired is measured as the difference between the carrying value of the available-for-sale financial asset and its fair value.

  Financial Liabilities

        The Group's financial liabilities include trade payables, convertible loans and the net settlement obligation shareholder warrants that meet the definition of derivative financial instrument. As discussed further below, generally if a financial instrument is issued that allows for settlement in ordinary shares of the Company and contains provisions whereby settlement can be on a net basis in cash or ordinary shares, for a variable number of ordinary shares or a variable amount of cash, then the financial instrument will be accounted for at fair value through profit and loss.

  Trade payables

        Trade payables relate to the Company's purchase of products and services from various vendors in the normal course of business with payment terms generally not exceeding 30 days. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method in the event a vendor has provided extended payment terms to the Group. Historically none of the Group's vendors have provided extended payment terms and therefore the impact of using the effective interest method has had no impact on the Group's financial statements.

  Convertible loans

        The Company in the past has issued convertible loans that meet certain technical requirements, including (but not limited to) settlement of the conversion option for a fixed number of the Company's ordinary shares, that are initially recognized at fair value, net of transaction costs incurred. Subsequently these convertible loans are measured at amortized cost and accounted for using the effective interest rate method. Gains and losses are recognized in the statement of profit or loss within other finance costs when the convertible loans are derecognized as well as through the effective interest rate amortization process. Amortized cost is calculated by taking into account any discount or premium from the face value of the convertible loan plus direct and incremental transaction costs incurred in connection with issuance of the convertible loan. See Note 4.4.

        Convertible loans that do not settle for a fixed number of the Company's ordinary shares are initially and subsequently recognized at fair value. Direct and incremental transactions costs incurred in connection with the issuance of convertible loans that contain such provisions are recognized in profit or loss as incurred. Gains and losses resulting from changes in fair value from period to period are recognized in profit or loss as non-operating gains or losses. See Note 3.4.

  Net settlement obligation shareholder warrants

        Shareholder warrants were issued by the Company containing terms that allow the holder of the warrant to settle for a variable number of the Company's ordinary shares. Accordingly, this term required that the shareholder warrants be accounted for as financial liability at fair value through profit and loss. Gains and losses resulting from changes in fair value from period to period are recognized in profit or loss as financial gains or losses. See Note 4.4.

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

  Other receivables

        Other receivables primarily comprise VAT receivables and accrued interest income on available-for-sale financial assets. Other receivables that are not financial assets are recognized and measured at cost less any impairment losses, if any. There have been no impairment losses in the financial periods presented. For more information on other receivables see Note 3.2.

  Cash and cash equivalents

        Cash and cash equivalents comprise cash at banks available on demand.

  Consolidated statement of cash flow

        The consolidated statement of cash flows is presented using the indirect method. The consolidated statement of cash flows shows cash flows used in operating activities, cash flows used in investing activities, cash flows from financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

        Cash flows used in operating activities primarily comprise the net loss for the year adjusted for non-cash items, such as share based payment expense, fair value revaluations of derivatives, depreciation and changes in working capital.

        Cash flows used in investing activities are comprised of payments relating to equipment purchases and the investment of a portion of the IPO proceeds into government issued debt instruments with maturities of 3 years or less.

        Cash flows from financing activities are comprised of proceeds from borrowings and proceeds from share issuances net of transaction costs including the proceeds from the IPO.

        For each of the years ended December 31, 2014, 2013 and 2012 the Group's cash outflows for interest expense totaled approximately $196,000, $76,000 and $34,000 respectively. For all years presented the Group's cash inflows for interest income were immaterial.

1.2 Significant accounting judgments, estimates and assumptions

        The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, as well as the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

  Judgments made in applying accounting policies

        In the process of applying the Group's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements. Refer to the Note(s) for more details:

Research and development costs not eligible for capitalization	Note 1.1
Government grants	Notes 2.2 and 5.1

Notes to Consolidated Financial Statements (Continued)

1.2 Significant accounting judgments, estimates and assumptions (Continued)

  Estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on information available when the consolidated financial statements were prepared.

        Management has determined that the following items are involved with a high degree of estimation uncertainty.

Valuation of share-based payment	Note 2.4
Deferred tax assets	Note 2.5
Valuation of net settlement obligation to shareholder warrants	Note 4.4

        These areas involving a high degree of estimation that are significant to the financial statements as described in more detail in the related Note.

1.3 New and Amendments to Accounting Standards

  Standards effective in 2014:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that became effective during 2014. None of these new or amended standards had an effect on the Group's financial statements. The Group has historically adopted standards relevant to the Group when they become effective.

  Standards issued but not yet effective:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that become effective on or after January 1, 2015. Except for IFRS 9 Financial Instruments ("IFRS 9") and IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which are discussed below, the future adoption of these new or amended standards are currently not expected to have an effect on the Group's financial statements.

        IFRS 9 Financial Instruments:    This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The effective date is January 1, 2018. The impact on the Group's financial statements of the future adoption of IFRS 9 cannot currently be estimated as the impact will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently.

        IFRS 15 Revenues from Contracts with Customers:    This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. The impact on the Group's financial statements of the future adoption of IFRS 15 cannot currently be estimated as the Group currently does not have revenue from customers and the impact can only be determined based on facts and circumstances that exist at the time of adoption.

Notes to Consolidated Financial Statements (Continued)

1.3 New and Amendments to Accounting Standards (Continued)

Section 2—Results for the Year

2.1 Segment information

        For management purposes, the Group is managed and operated as one business unit which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any product candidate or geographical market and no segment information is currently disclosed in the Group's internal reporting. Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as the Group's business activities are not organized into business units, products or geographical areas.

2.2 Government grant

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, the Sächsische Aufbaubank—Förderbank ("SAB") awarded Forward Pharma GmbH a grant of 50.48% of certain development costs it incurs. Forward Pharma GmbH received an aggregate grant of approximately 3.4 million Euros ($5.2 million based on the historic exchange rate) for the period from March 1, 2007 through December 31, 2012. In the event that a production site has not been established in Saxony by May 31, 2017, the grant shall be repaid to SAB in an amount up to the revenue arising from sales of the product developed or from sale of the intellectual property rights associated with the product development, up to a maximum of the grant amount, plus interest. If the grant were to be repaid as of December 31, 2014, the amount due the SAB, including accrued interest, would total approximately 3.7 million Euros ($4.5 million based on the year end exchange rate.)

        It is management's judgment that the purpose of the grant has primarily been to subsidize project development and not to ensure establishment of production facilities in Saxony. On this basis, management has determined that it is appropriate to treat the grant as reimbursement of costs incurred rather than a capital grant. Consequently, the grant has been recognized as a deduction in reporting the related expense in prior years and not as deferred income. The contingent repayment obligation if the Group doesn't establish a production site in Saxony has not been reflected in the accompanying financial statements as avoidance of such obligation is within the control of the Company and the repayment of the obligation is currently not probable to occur. See Note 5.1.

Notes to Consolidated Financial Statements (Continued)

2.3 Staff costs

	Year ended December 31
	2014	2013	2012
	USD '000	USD '000	USD '000
Wages and salaries	916	579	375
Social security costs	136	101	48
Pension costs	—	—	7
Share-based payment (Note 2.4)	5,951	579	458

Total	7,003	1,259	888

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	2,320	1,014	731
General and administrative costs	4,683	245	157

Total	7,003	1,259	888

Compensation to key management personnel of the Group
Short-term employee benefits	532	325	279
Share-based payment transactions	3,828	164	177

Total compensation paid to key management personnel	4,360	489	456

        The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to key management personnel. Key management consists of the Company's Chief Executive Officer and Chief Financial Officer.

2.4 Share-based payment

        The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares to employees, consultants and members of the Board of Directors.

  2014 Omnibus Equity Incentive Compensation Plan

        During July 2014 the Company's Board of Directors approved the 2014 Omnibus Equity Incentive Compensation Plan (the "Equity Plan"), The Equity Plan was amended in August 2014. Under the Equity Plan the Board of Directors, or a committee appointed by the Board of Directors (collectively the "Committee"), may grant awards (as defined below) to employees, consultants and directors. At the inception of the Equity Plan there were approximately 3.1 million ordinary shares available for grant under the Equity Plan. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the Committee. The Equity Plan contains anti-dilution provisions in the event of a stock split or similar corporate transaction. Since the inception of the Equity Plan the Committee awarded approximately 569,000 deferred shares ("Deferred Shares") to the Company's Chief Financial Officer. The Deferred Shares give the holder no rights as a shareholder until the Deferred Shares vest except for certain dividend rights. In addition, approximately 471,000 share options ("Share Options") were awarded to employees, including approximately 379,000 awarded to the Company's Chief Financial Officer, that allow the holder to purchase an equal number

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

of ordinary shares at an exercise price per ordinary share of $21.00. In addition, approximately 89,000 warrants were granted to a Director at an exercise price of $11.02 per share. The Deferred Shares, the Share Options and the warrants vest incrementally over four years with accelerated vesting under certain situations including a change in control as defined. The aggregate fair value of the Deferred Shares, the Share Options and the warrants on the date of award totalled approximately $9.2 million, $6.0 million and $1.1 million respectively and will be expensed over four years unless the accelerated vesting provisions are triggered. As of December 31, 2014 all the Deferred Shares remain outstanding and none have vested.

  Warrants

        Prior to the adoption of the Equity Plan in July 2014, the Company awarded warrants to employees, consultants and key members of management ("Non-plan Awards"). Each warrant entitles the holder to purchase one ordinary share. During June 2014, approximately 89,000 warrants were granted to a consultant at an exercise price of $0.67 per share. Approximately 53,000 of the warrants vested immediately and the remaining balance vest over 18 months with accelerated vesting under certain situations including a change in control as defined. In addition, approximately 1.6 million warrants were modified to extend the expiration date or similar by two, six or seven months that have a weighted average exercise price of $1.21. The aggregate fair value of the warrants granted during the year ended December 31, 2014 was approximately $169,000 and the financial statement impact of the warrants modified was immaterial. In addition, approximately 135,000 warrants, after the Share Split and the Bonus Share adjustments, were exercised during July 2014 yielding gross proceeds to the Company of approximately $92,000. The per share estimated fair value of an ordinary share of the Company on the date of exercise was approximately $11.00.

        During 2013, the Company's Chief Executive Officer was granted approximately 334,000 warrants, with an exercise price of $1.43 per share, which replaced an equal number of warrants that expired during the year. In addition, employees and consultants were granted approximately 938,000 warrants including 751,000 warrants, with exercise prices ranging between $0.67 and $1.43 per share, that were granted as replacement awards for warrants that expired during the year. Of the remaining 187,000 warrants granted in 2013, the exercise price of 125,000 warrants is $8.76 per share and the exercise price of the remaining 62,000 warrants is $0.67 per share. The aggregate fair value of warrants granted during the year ended December 31, 2013, including warrants replaced, was approximately $579,000. Warrants granted during 2013 generally vest over either a 1 or 2 year period.

        The aggregate share-based compensation expense included in operating results from awards granted under the Equity Plan and the Non-plan Awards for each of the years ended December 31, 2014, 2013 and 2012 was approximately $6.0 million, $579,000 and $458,000, respectively.

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

        The table below summaries the activity for each of the years ended December 31, 2014, 2013 and 2012 for Share Options, warrants and the weighted average exercise price ("WAEP"). The table below does not include the Deferred Shares discussed above:

	Share Options and Warrants:
	Key Management Personnel	Employees and Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000
Outstanding at January 1, 2012	490	1,680	2,170	$0.73
Granted	501	614	1,115	$1.46
Forfeited	(90)	—	(90)	$0.86
Reclassified	(311)	311	—	—
Expired	—	(633)	(633)	$0.68

Outstanding at December 31, 2012	590	1,972	2,562	$1.03
Granted during the year	334	938	1,272	$0.11
Expired during the year	(334)	(1,050)	(1,384)	$0.06

Outstanding at December 31, 2013	590	1,860	2,450	$1.46
Granted during the year	468	180	648	$16.84
Exercised during the year	—	(135)	(135)	$0.67
Expired during the year	—	(109)	(109)	$0.67

Outstanding at December 31, 2014	1,058	1,796	2,854	$5.03

Exercisable at December 31, 2014	599	1,653	2,252

        The weighted average remaining contractual life of Share Options and warrants outstanding as of December 31, 2014, 2013 and 2012 was approximately 2.6 years, 1.3 years and 2.6 years respectively.

        The table below summaries the range of exercise prices, after converting where applicable exercise prices stated in DKK to USD, for options and warrants outstanding as of December 31, 2014, 2013 and 2012. The table below does not include the Deferred Shares discussed above:

Exercise price (per share)	2014	2013	2012
	No. '000	No. '000	No. '000
$0.67	780	936	1,173
$0.95	220	220	220
$1.19	54	54	54
$1.43	1,115	1,115	1,115
$8.76	125	125	—
$11.02	89	—	—
$21.00	471	—	—

Total	2,854	2,450	2,562

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

        The tables below summarize the inputs to the model used to value options and warrants as well as the average fair value per option or warrant awarded for each of the years ended December 31, 2014, 2013 and 2012:

Year ended December 31, 2014
Dividend yield (%)	0%
Expected volatility (%)	84 - 110
Risk-free interest rate (%)	0.0 to 0.4
Expected life of the equity award (years)	1.5 to 5
Share price	3.62 USD or 21.00 USD
Model used	Black Scholes
Basis for determination of share price(a)(b)	DCF-model or IPO price
Average fair value per option or warrant granted	12.28 USD

Year ended December 31, 2013
Dividend yield (%)	0%
Expected volatility (%)	111 - 117
Risk-free interest rate (%)	0.0 to 0.6
Expected life of the equity award (years)	0.5 to 1.9
Share price ($)	7.68 USD
Model used	Black Scholes
Basis for determination of share price(a)	DCF-model
Average fair value per warrant granted	1.05 USD

Year ended December 31, 2012
Dividend yield (%)	0%
Expected volatility (%)	107 - 116
Risk-free interest rate (%)	(0.2) to 0.2
Expected life of the equity award (years)	1.0 to 1.3
Share price ($)	1.46 USD
Model used	Black Scholes
Basis for determination of share price	Recent capital transactions
Average fair value per warrant granted	0.63 USD

(a)
Discounted cash flow or "DCF."

(b)
The IPO price per share was used to value equity awards granted immediately prior to the IPO.

        Prior to the IPO, the Company was owned by a limited number of investors who were governed by a shareholders' agreement that restricted the trading of the shares and provided different liquidation preferences rights among share classes. Accordingly, for the years ended December 31, 2013 and 2012 and part of the year ended December 31, 2104, the trading restrictions combined with preferential rights resulted in no objective evidence of the Company's fair value per share price. Therefore, the fair value per share was established using a discounted cash flow model that is discussed in greater detail below.

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

        The expected life of an equity award at the time of grant was based on an the assumption that the holder will exercise their options on the occurrence of a listing or upon vesting date if subsequent to a listing of the Company's ordinary shares. This assumption may not necessarily be indicative of exercise patterns that may actually occur.

        The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the equity awards is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies which Management believes are similar to the Company in respect to industry and stage of development.

Significant estimation uncertainty regarding share based payments

        Prior to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards granted to the Group's employees, consultants and directors required management to use many subjective assumptions including estimating the fair value of the Company's ordinary shares. The subjective nature of the assumptions required management to use significant judgment and small changes in any individual assumption or in combination with other assumptions could have yielded significantly different results. The most significant assumptions included, estimated long-term cash flows of the Group discounted for the risk and uncertainty of successfully developing and commercializing FP187, the expected period an equity award would be outstanding and the peer group we used to determine volatility. Before the Company's ADSs were quoted on an active market, the underlying share price applied was determined by applying a discounted cash flow (DCF) model. The expected future cash flows were based on strategic plans up until product launch and projections for the following years. For the valuation as of December 31, 2013 and up until the IPO, a discount rate (WACC) of 12% was applied. In addition, a marketability discount of 25% was applied.

        Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards will continue to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there will be objective evidence of the fair value of an ordinary share and DCF valuations will no longer be used. As a public listed entity, in the future after there has been an extended period of historical trading activity of the Company's ordinary shares, the Company will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company's ordinary shares including the volatility and the expected life of an equity award.

All amounts presented in this Note have been adjusted to reflect the Proportional Shares and the Share Split as if they had occurred at the beginning of each respective period. Amounts disclosed herein may be different from amounts previously reported as the result of changes in exchange rates.

Notes to Consolidated Financial Statements (Continued)

2.5 Income tax and deferred tax

        The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

Consolidated statement of profit and loss

	Year ended December 31,
	2014	2013	2012
	USD '000	USD '000	USD '000
Current income tax:
Current income tax benefit	250	96	—
Income tax benefit reported in the statement of profit and loss	250	96	—

        The current income tax benefit for 2014 and 2013 arises from amounts due from companies participating under a joint taxation scheme.

        The tax benefit recorded for the years ended December 31, 2014, 2013 and 2012 is reconciled as follows:

	2014	2013	2012
	USD '000	USD '000	USD '000
Net loss before tax	(19,266)	(15,792)	(22,479)

At the Company's statutory income tax rate of 24.5%	(4,720)	(3,948)	(5,620)
Adjustments:
Non-deductible expenses for tax purposes	936	1,781	4,268
Effect of higher/lower tax rate in Germany	(352)	(432)	(207)
Unrecognized deferred tax assets	3,886	2,503	1,559

At the effective income tax rate of 1% for 2014, 1% for 2013 and zero for 2012	(250)	(96)	—

Deferred tax

	December 31,
	2014	2013
	USD '000	USD '000
Tax effect of tax loss carry forwards	9,844	7,984
Share-based payment	3,330	1,591
Other deferred taxes, net liability	(147)	(4)

Unrecognized deferred tax assets	13,027	9,571

Notes to Consolidated Financial Statements (Continued)

2.5 Income tax and deferred tax (Continued)

        The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

        The Group has the following unrecognized deductible temporary differences as of December 31, 2014, 2013 and 2012 respectively:

	Denmark			Germany
	2014	2013	2012	2014	2013	2012
	USD '000	USD '000	USD '00	USD '000	USD '000	USD '00
Unused tax losses	15,667	10,546	8,279	26,158	17,794	10,756
Deductible temporary differences regarding share based payment etc.	14,471	7,215	6,750	—	—	—

        The Danish and German tax loss carry forwards have no expiry date. The tax loss carry forward can however only reduce positive taxable income for a year in excess of $1.4 million by 60%. Other deductible temporary differences are not subject to any restrictions. For Danish and US tax purposes, the Company's US subsidiary doesn't conduct a trade or business and is therefore deemed to be a disregarded entity. Accordingly, the US subsidiary is not subject to income taxes in the US.

        As of January 19, 2013, the Company became part of a tax group with Tech Growth Invest ApS and its subsidiaries. Under the shareholders' agreement and applicable provisions of the Danish taxation law, the Company will be entitled to obtain refunds at the prevailing tax rate from other entities within the joint taxation scheme who can utilize tax losses. The Company is jointly and severally liable with other entities in the tax group in the event there are unpaid tax obligations of the tax group. The current tax benefit represents the estimated benefit to be derived from the joint taxation scheme.

Significant accounting judgments, estimates and assumptions

        The Group recognizes deferred tax assets, including the tax base of tax loss carry-forwards, if Management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. This judgment is made on an ongoing basis and is based on budgets and business plans for the coming years, including planned commercial initiatives.

        The creation and development of therapeutic products within the biopharmaceutical industry—such as the Company's product candidate FP187 (dimethyl fumarate)—is subject to considerable risks and uncertainties. Since its inception, the Company has reported significant losses, and as a consequence, the Group has unused tax losses.

        Management has concluded that deferred tax assets should not be recognized as of December 31, 2014 or at any other prior date, in accordance with IAS 12, "Income Taxes." The tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that taxable profit will be available.

Tax uncertainties

        As discussed in Note 5.2, in 2010, the Company acquired patent rights related to the development of the Group's product candidate, FP187, from Aditech AG ("Aditech"). Danish law requires the

Notes to Consolidated Financial Statements (Continued)

2.5 Income tax and deferred tax (Continued)

Company to calculate the net present value of the future payments to be made to Aditech as remuneration for the rights acquired. The net present value is the basis for the amortization of such intangibles, which may be amortized over a period of 7 years beginning with the year of purchase. In 2010, the Company did not calculate the net present value of the future payments in connection with the acquisition of the rights related to FP187 and the Company has not taken any such amortization deductions as of this date. The Company during 2014 corrected the prior tax position related to this matter with the approval of the Danish Tax Authorities. There were no amounts due the Danish Tax Authorities to resolve this matter. For local Danish tax purposes only, a fair value of $345 millon was assigned to the patent rights transfer from Aditech. For financial reporting purposes, the transaction is only reflected when the assets transferred are generating revenue in future periods and when such deferred tax benefits are deemed to be realized. Therefore, no deferred tax has been recognized as of December 31, 2014.

2.6 Loss per share

        As discussed within "Corporate Information," the Company completed its IPO in October 2014 and in connection therewith implemented a number of corporate actions that included:

  1.
  Amending the Class B shareholders' right to a distribution preference in consideration for approximately 114,000 Class A shares (approximately 2 million ordinary shares after the Proportional Share and Share Split adjustments). Previously defined as the Class B Award.

  2.
  All outstanding Class A and Class B shares were converted to a single class of ordinary shares on a 1 for 1 basis. Previously defined as the Share Conversion.

  3.
  In order to achieve a fixed number of ordinary shares outstanding prior to the IPO, approximately 1.5 million ordinary shares were issued to all shareholders in proportion to their ownership percentage. Previously defined as Proportional Shares.

  4.
  A 10 for 1 share split was effectuated. Previously defined as the Share Split.

        For financial reporting purposes, the Class B Award is accounted for as a preferential distribution in computing per share amounts that increases the loss attributable to ordinary shareholders by approximately $42.7 million for the year ended December 31, 2014. The preferential distribution is reflected within the statement of changes in shareholders' equity as a reclassification from share capital and share premium to accumulated deficit. The Class B Award had no effect on cash or cash flows of the Group.

        Since the Share Conversion, Proportional Shares and Share Split (collectively referred to as "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. For purposes of computing the loss per share for each of the years ended December 31, 2014, 2013 and 2012 included herein, the Recapitalization was deemed to have occurred as of the beginning of the earliest period presented. Therefore all previously reported per share information for 2013 and 2012 has been retrospectively adjusted to reflect the Recapitalization.

Notes to Consolidated Financial Statements (Continued)

2.6 Loss per share (Continued)

        The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted loss per share computations for each of the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
	USD	USD	USD
Net loss attributable to equity holders of the Parent	(19,016)	(15,696)	(22,479)
Preferential distribution to Class B shareholders	(42,734)	—	—

Net loss attributable to ordinary shareholders of the Parent used for computing basic and diluted net loss per share	(61,750)	(15,696)	(22,479)

Weighted average number of ordinary shares used for basic and diluted loss per share	34,490	29,004	28,124

Net loss per share basic and diluted	(1.79)	(0.54)	(0.80)

  Amounts within the table above are in '000 except per share amounts

        Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Due to the fact that the Group has incurred losses for each years presented, the potential shares issuable related to outstanding equity awards, convertible debt or shareholder warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share are the same for each period presented. As of December 31, 2014, the only potentially dilutive equity awards outstanding are disclosed in Note 2.4.

All amounts presented in this Note have been adjusted to reflect the Share Conversion, the Proportional Shares and the Share Split as if they had occurred at the beginning of earliest period presented.

2.7 IPO Costs

        During the year ended December 31, 2014, the Company incurred direct and incremental costs associated with its IPO that totaled approximately $4 million (excluding the underwriters' commission of 7% of gross proceeds received from the IPO) that have been accounted for as a reduction of the gross proceeds received from the IPO and recorded through shareholders' equity. In addition, during the year ended December 31, 2014, the Company incurred costs that were directly associated with the IPO but were not incremental and therefore were not eligible to be offset against the gross proceeds and were therefore included in general and administrative expenses. Such amounts totaled approximately $2 million. No costs were incurred in connection with the IPO prior to 2014.

Notes to Consolidated Financial Statements (Continued)

Section 3—Operating Assets and Liabilities

3.1 Equipment

Equipment
USD '000
Cost at January 1, 2013	19
Additions	3
Disposals	(5)

At December 31, 2013	17
Additions	6
Disposals	—

At December 31, 2014	23

Accumulated Depreciation
At January 1, 2013	12
Depreciation charge for the year	4
Disposals	(4)

At December 31, 2013	12
Depreciation charge for the year	2
Disposals	(1)

At December 31, 2014	13

Net book value
At December 31, 2014	10

At December 31, 2013	5

        Depreciation expense included within research and development costs for each of the years ended December 31, 2014, 2013 and 2012 was approximately $2,000, $ 4,000 and $2,000 respectively.

3.2 Other receivables (current)

	December 31,
	2014	2013
	USD '000	USD '000
Value added tax ("VAT") receivables	390	249
Accrued interest income	365	—
Other receivables	25	83

Total	780	332

Notes to Consolidated Financial Statements (Continued)

3.3 Trade payables and other payables (current)

	December 31,
	2014	2013
	USD '000	USD '000
Trade payables	1,658	1,095
Accrued expenses	1,257	182

Total	2,915	1,277

3.4 Convertible Loans

        The Company during 2014 entered into two convertible note agreements borrowing € 8.35 million and $10 million respectively.

        On May 30, 2014 the Company entered into a convertible loan agreement ("Euro Bridge") with NB FP Investment II K/S a related party. The terms of the Euro Bridge allowed the Company to borrow up to € 8.35 million in installments. Outstanding borrowings accrue interest at an annual rate of 10% payable, with principal, on December 31, 2018. The full € 8.35 million was borrowed during the three months ended September 30, 2014. The Euro Bridge contained an optional conversion provision in the event that the IPO did not occur whereby the lender could have converted the outstanding principal and accrued interest into the Company's Class B shares as defined. There was a mandatory conversion provision that was triggered in October 2014 as the result of the Company successfully completing the IPO whereby the Euro Bridge plus accrued interest converted into approximately 602,000 ordinary shares of the Company. The Euro Bridge conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest on the Euro Bridge at the time of conversion totaled approximately $177,000.

        On August 6, 2014 the Company entered into a convertible loan agreement ("USD Bridge") with BVF Forward Pharma L.P. a related party. The terms of the USD Bridge are similar to the Euro Bridge except that the Company could borrow $10 million. The full $10 million was borrowed during the three months ended September 30, 2014. The USD Bridge plus accrued interest converted into approximately 566,000 ordinary shares of the Company upon the completion of the IPO. The USD Bridge conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest on the USD Bridge at the time of conversion totaled approximately $118,000.

        For financial reporting purposes, the Euro Bridge and the USD Bridge loans were carried to fair value and the change in fair value from issuance date to the date of conversion has been reflected as the fair value adjustment to convertible loans in the consolidated statement of profit or loss for the year ended December 31, 2014. This accounting treatment is the result of the derivative associated with the conversion feature deemed to be not closely related to the debt host. For the year ended December 31, 2014 there was a loss of approximately $3.8 million representing the increase in fair value of the Euro Bridge and the USD Bridge between the time of issuance and the time of conversion. Part of this loss was attributable to the 15% conversion rate discount as it effectively increased the fair value of the Euro Bridge and the USD Bridge. The Euro Bridge and the USD Bridge meet the definition of a Level 2 financial instrument for purposes of determining fair value. The fair value of the loans on the date of conversion was determined based on the number of ordinary shares issued at the quoted price per ordinary share at the time of the IPO ($21.00) adjusted for the 15% discount.

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items

4.1 Equity and Capital Management

  Share capital

        The following table summarizes the Company's share activity for each of the years ended December 31, 2014, 2013 and 2012:

	Class A ordinary shares	Class B preferred shares	Ordinary shares
	No. '000	No. '000	No. '000
January 1, 2012	27,225	—	—
Capital increase for cash	1,277	—	—

December 31, 2012	28,502	—	—
Capital increase for cash	—	675	—
Conversion of convertible loans	—	181	—

December 31, 2013	28,502	856	—
Capital increase for cash	—	157	—
Cashless settlement of interest-bearing convertible loans upon exercise of investor warrants	2,456	—	—
Exercise of investor warrants for cash	5	—	—
Exercise of employee warrants for cash	135	—	—
Class B Award(*)	2,034	—	—
Share Conversion(*)	(33,132)	(1,013)	34,145
Conversion of convertible debt(*)	—	—	1,169
IPO including over-allotment(*)	—	—	11,200

December 31, 2014	—	—	46,514

(*)
see Corporate Information, Notes 2.6, 2.7 and 3.4 for additional information.

        Class A ordinary shares and Class B preferred shares have a per share nominal value of 0.18 DKK and ordinary shares have a per share nominal value of 0.10 DKK. The adjustment for the change in nominal value of $262,000 within the Statement of Changes in Shareholders' Equity represents the effect of the Share Conversion and the change in the per share nominal value for outstanding shares from 0.18 DKK to 0.10 DKK.

        The Company has never paid a dividend on ordinary shares and does not expect to pay dividends for the foreseeable future.

        The proceeds received during the year ended December 31, 2014 pursuant to the issuance approximately 157,000 Class B shares for cash totaled approximately $1.9 million. The issuance price per Class B share was approximately $12.11.

        During March 2014 a convertible loan that had been accruing interest at a rate of 20% per annum in the amount of approximately $2.5 million that was held by Nordic Biotech Opportunity Fund K/S, a shareholder, was converted into approximately 2.5 million Class A shares. See Note 4.4.

Notes to Consolidated Financial Statements (Continued)

4.1 Equity and Capital Management (Continued)

        During the year ended December 31, 2014, the Company issued approximately 5,000 and 135,000 Class A shares at per share prices of approximately $1.07 and $0.68 respectively yielding aggregate proceeds of approximately $5,000 and $92,000 respectively.

        In connection with the IPO, including the partial exercise of the underwriters' over-allotment option, the Company sold approximately 11.2 million ordinary shares at $21.00 per share yielding gross proceeds of approximately $235 million. The underwriters commission and other direct and increment cost totaled approximately $16 million and $4 million respectively resulting in net proceeds to the Company of approximately $215 million.

        NB FP Investment K/S, a related party, acquired Class B shares in 2013 at a per share price of approximately $11.78. The proceeds received pursuant to the issuance of approximately 675,000 Class B shares for cash amounted to an aggregate of $7.9 million.

        As of December 31, 2012, the Group's borrowing consisted of an interest-bearing convertible loan held by Nordic Biotech Opportunity Fund K/S, a related party. The principal balance of the convertible loan was approximately $2.1 million and was due on December 31, 2015. The convertible loan accrued interest at a rate of 10%. The convertible loan plus accrued interest converted into approximately 181,000 Class B shares during January 2013.

        The proceeds received pursuant to the issuance of Class A shares in 2012 amounted to approximately $1.9 million.

All amounts presented in this Note have been adjusted to reflect the Proportional Share and the Share Split adjustments as if they had occurred at the beginning of earliest period presented.

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of the Group's product pipeline and business in general. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs. As of December 31, 2014 the Group held cash, cash equivalents and financial assets totaling over $223 million that will be sufficient to fund operations beyond the next twelve months. The Group currently has no significant planned capital expenditures.

4.2 Financial risk factors

        The Group's activities expose it to a number of financial risks whereby future events, which can be outside the control of the Group, could have a material effect on the Company's outlook. The known risks include foreign currency, interest and credit risk and there could be other risks currently unknown to Management. The Group historically has not hedged its financial risks.

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the Euro and the USD as their functional currencies respectively. The Group conducts cross border

Notes to Consolidated Financial Statements (Continued)

4.2 Financial risk factors (Continued)

transactions where the functional currency is not always used including purchases from major vendors in the United Kingdom where the British Pound ("GBP") is used. In addition, the Company, whose functional currency is the DKK, has invested approximately $178 million in debt instruments issued by the governments of Germany, Great Britain and the United States. Accordingly future changes in the exchange rates of the DKK, the Euro, the USD and/or the GBP will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. As of December 31, 2014 and 2013, the impact on the Group's statement of profit or loss of possible changes in the USD, GBP and Euro exchange rates against the Group's functional currencies, USD, DKK and EUR, would be as follows (USD '000).

Currency	Possible change	2014	2013
		USD '000	USD '000
USD	+/–10%	+10,188/–10,188	–21/+21
GBP	+/–10%	+921/–921	–62/+62
EUR	+/–2%	+1,974/–1,974	Not Significant

  Interest rate risk

        The Company has invested approximately $178 million in debt instruments issued by the governments of Germany (denominated in Euros), Great Britain and the United States (collectively "Bonds") that pay interest at fixed rates. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2014, the impact on the fair value of Group's Bonds of a possible increase or decrease in the interest rates would be as follows (USD '000). The Company held no Bonds during 2013 or 2012 and therefore amounts for years prior to 2014 have been intentionally omitted.

Denomination Currency	Possible change	2014
USD '000
EUR	+/–1%-point	–1,491/–1,491
GBP	+/–1%-point	–119/+119
USD	+/–1%-point	–1,319/–1319

  Credit Risk

        The Group's management manages credit risk on a group basis. The Group's credit risk is associated with cash held in banks and the Bonds. The Group does not trade financial assets for speculative purposes and invests with the objective of preserving capital by investing in a diversified group of highly rated debt instruments.

        The Group's cash is held in demand accounts that generate an immaterial amount of interest income. The banks and financial institutions who hold the Group's cash are independently rated with a minimum rating of 'A'. The independent rating of the Bonds are Aa1 or higher with maturities not exceeding three years.

Notes to Consolidated Financial Statements (Continued)

4.3 Other finance costs

	Year ended December 31,
	2014	2013	2012
	USD '000	USD '000	USD '000
Interest on convertibles loans	(416)	(75)	(32)
Other interest and financial expenses	(10)	(2)	—

	(426)	(77)	(32)

4.4 Financial assets and liabilities

  Recognized financial instruments

        The group has recognized the following categories of financial assets and liabilities.

Financial assets:

  Loans and receivables as of December 31, 2014 and 2013

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Other receivables	780	780	332	332

Total	780	780	332	332

  Available-for-Sale Financial Assets as of December 31, 2014 and 2013

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in current assets (Level 1)
Germany	19,351	19,351	—	—
United Kingdom	1,915	1,915	—	—
United States	24,970	24,970	—	—

Total	46,236	46,236	—	—

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

        The face values of the German, United Kingdom and United States debt securities are approximately 15.7 million Euros, 1.2 million British Pounds and 25 million US Dollars.

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in non-current assets (Level 1)
Germany	67,862	67,862	—	—
United Kingdom	6,769	6,769	—	—
United States	57,268	57,268	—	—

Total	131,899	131,899	—	—

        The face values of the German, United Kingdom and United States debt securities are approximately 54.9 million Euros, 4.1 million British Pounds and 57.5 million US Dollars.

Financial Liabilities:

  Financial liabilities at amortized cost as of December 31, 2014 and 2013

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Interest-bearing convertible loans	—	—	2,613	2,613
Trade payables	1,658	1,658	1,095	1,095

Total	1,658	1,658	3,708	3,708

Financial Liability at fair value through profit and loss as of December 31, 2014 and 2013

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Net settlement obligation shareholder warrants (Level 3)	—	—	26,124	26,124

        The Company's cash and cash equivalents are held primarily at one bank in Denmark with a Moody's credit rating of A1. The Company's available for sale financial assets are invested in government issued debt instruments that are carried at fair value with maturities not exceeding three years. Moody's credit rating of each of the individual governments is Aa1 or better.

        Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days. Fair value of the convertible loans is determined on the basis of the DKK zero coupon yield curve and a credit spread reflecting the credit risk of the Company over the term of the loans.

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

        Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels of IFRS 7:

        Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company's available for sale financial assets meet the definition of Level 1.

        Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group does not have financial instruments allocated to this level as of December 31, 2014 or 2013.

        Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The financial instruments that the Group has allocated to this level comprise net settlement obligations to shareholders warrants.

        For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

  Interest bearing convertible loan

        As of December 31, 2013, the Group's borrowing consisted of a convertible loan denominated in DKK held by Nordic Biotech Opportunity Fund K/S, a related party. The loan was due on October 31, 2018 and was carried at amortized cost. Interest accrued at an annual rate of 20%. The convertible loan contained various terms and conditions including provisions for mandatory conversion, under certain defined circumstances, as well as optional conversion provisions into Company shares. The lender had a put option that provided for immediate repayment of the convertible loan that was exercisable based on conditions that were not within the control of the Company and therefore the convertible loan was classified as a current liability at December 31, 2013. On March 17, 2014 the convertible loan was cancelled in consideration for exercising shareholder warrants that are discussed below. Interest expense recognized during each of the years ended December 31, 2014 and 2013 totalled approximately $100,000 and $120,000 respectively.

  Net settlement obligation to shareholder warrants

        On May 31, 2011, Nordic Biotech Opportunity Fund K/S, one of the Company's shareholders was granted approximately 138,000 shareholder warrants that entitled the holder to acquire an equal number of Class A ordinary shares (or approximately 2.5 million ordinary shares after the Proportional Shares and the Share Split adjustments) at an exercise price of approximately $1.07 per ordinary share after the Proportional Share and Share Split adjustments. The terms of the shareholder warrants allowed the holder to net settle in shares whereby the holder could exercise all the shareholder warrants and receive fewer Class A shares with a fair value equal to the intrinsic value of the shareholder warrants without remitting the exercise price.

        The shareholder warrants were classified as a derivative financial instrument due to the fact that the holder could elect net share settlement and were recorded within current liabilities in the statement of financial position at December 31, 2013. All the warrants were exercised on March 17, 2014 in a single transaction in which approximately 5,000 Class A shares (after the issuance of Proportional Shares and the Share Split adjustments) were issued for cash consideration of approximately $5,000 and the balance in consideration for the cancellation of a convertible loan discussed above. The fair value of the shareholder warrants as of the exercise date was approximately $27 million and was transferred from liability classification to share premium within shareholder' equity as of that date. The fair value of the shareholder warrants as of December 31, 2013 was approximately $26 million.

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

        The fair value of the shareholder warrants was based on unobservable inputs (level 3). The most significant assumptions applied in determining fair value are as of March 17, 2014 (date of exercise) and December 31, 2013 were:

	March 17, 2014	December 31, 2013
Expected life in years	0.2	0.4
Expected volatility (%)	66	78
Underlying share price (USD)	12	12

        Expected volatility and underlying share-price are determined as set out in Note 2.4 in respect of share-based payment.

  Reconciliation of fair value measurement (USD '000):

	Year ended December 31,
	2014	2013
	USD '000	USD '000
Carrying amount at January 1	26,124	18,370
Fair value adjustment recognized in financial expense	968	6,676
Exchange differences	(123)	1,078
Exercise	(26,969)	—

Carrying amount at December 31	—	26,124

  Significant estimation uncertainty regarding valuation of net settlement obligation shareholder warrants

        Determination of fair value of the net settlement obligation related to shareholder warrants is associated with significant estimation uncertainty due to the fact that the shares of the Company were not traded in an active market during the period the shareholder warrants were outstanding. Therefore, the Company used a complex discounted cash flow valuation model ("DCF Model") to value the shareholder warrants. The DCF Model required numerous subjective inputs be used where small changes in any one input could have resulted in significantly different outcome. The expected future cash flows used in the DCF Model were based on long-term strategic plans to develop and commercialize FP187. Important considerations included the uncertainty associated with long-term forecasts, likelihood of product approval and commercialization, timing of product launches, market uptake, underlying prices and implications of various healthcare reforms, health insurance reimbursement assumptions, and working capital and growth assumptions.

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

        A reasonable possible change in the below assumptions would impact the underlying share price and have the following impact on the fair value of the net settlement obligation (USD '000).

	Base Case	December 31, 2013
Probability of product launch +/–1%	6%	6,915	(6,912)
Sales price +/–10%	*	5,044	(5,056)
Marketability discount +/–5%	25%	(2,037)	2,037
Discount rate +/–1%	12.0%	(4,694)	5,646

*
Multiple sclerosis $23 - 60 thousand. Psoriasis $7 - 15 thousand

        On an overall basis, the estimation uncertainties are impacted by the fact that Group is an emerging growth entity focused on bringing FP187 through the development and to regulatory approval and subsequent commercialization. The Group does not have a long operational history with multiple developments and have not yet taken any products to the market. The Group's expertise is around formulation and tablet technology, pre-clinical and clinical development and consequently the Group's ability to assess and evaluate future market projections and financial success may be limited compared to other companies with a longer and broader commercial history.

        Probability of product launch is the combined probability for successful Phase 3 completion, sale and regulatory approval. Several different factors may impact the successful outcome of the activities leading to commercialization of FP187, including:

  •
  The successful performance of clinical trials that generate the regulatory data for the New Drug Application (NDA) and the approval may not be completed in a timely manner leading to delays, non-completion of the trial or the data may not come out as successful as expected. There may be high competition for patients to enter our trials or the required regulatory trial approvals may not come or be delayed.

  •
  There is considerable uncertainty in the regulatory approval process. The agency reviews may bring up issues that may not be resolvable without new data or the response to such agency review and questions may delay the process or result in non-approval and materially impact the possibility for generating revenues from the product without further investment and time.

        Sales price is the average annual price for treatment of one patient.

  •
  For the future sales of the Group's product there is considerable uncertainty with regards to price setting and reimbursement. The governments' politics varies from country to country however generally there are constraints on medication cost and the processes for the determination/negotiation of drug prices may change. Third-party payers may also use listings of approved products for certain diseases that are fully reimbursable in which the Group's products may not be included. Such actions or regulations make future sales predictions highly uncertain.

        Marketability discount is a deduction in the net present value of the future cash flows due to the fact that the shares of the Company were not traded in an active market.

        The discount rate is the rate applied on discounting the future cash flows to their present value.

Notes to Consolidated Financial Statements (Continued)

Section 5—Other Disclosures

5.1 Commitments and contingent liabilities

  Leasing as lessee

        Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases.

        Lease payments under operating leases are recognized in the statement of profit and loss over the lease term. The total remaining non-cancellable operating lease commitment as of December 31, 2014 is approximately $30,000 of which approximately $ 23,000 and $7,000 is payable during each of the years ending December 31, 2015 and 2016 respectively. Operating lease payments recognized as an expense amounted to $107,000, $60,000 and $30,000 for each of the years ended December 31, 2014, 2013 and 2012 respectively.

        As of December 31, 2014, a security deposit for leased office space of $5,000 is included in other non-current assets. There was no security deposit as of December 31, 2013.

  Contingent liabilities

        Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups' control.

        The Group received a government grant totaling approximately $5.2 million that subsidized certain development costs incurred by the Group during the period from March 2007 to December 2012. The grant shall be repaid with an amount up to the revenue arising from sales of the product developed or from sale of the intellectual property rights associated with the product development if a production site has not been established in Saxony no later May 31, 2017. As of December 31, 2014, Management has not decided whether to establish production facilities in Saxony. Further, it is Management's assessment that as of December 31, 2014, there is uncertainty in respect of future revenue from the development project or alternatively proceeds from sale of the Intellectual property rights if the Group ceases development. On this basis, Management has determined that it is not appropriate to recognize a liability for the contingent repayment of the grant at this time.

        As of January 19, 2013, the Company became part of a tax group with its parent company Tech Growth Invest ApS and its subsidiaries and is jointly and severable liable for the tax liabilities in those entities. See Note 2.5.

        Please also refer to the note below regarding the Patent Transfer Agreement between Aditech Pharma AG and the Company.

5.2 Related party disclosures

        The Company is controlled by Nordic Biotech K/S and affiliates (collectively "NB"). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. Through Tech Growth Invest ApS as of January 19, 2013, the Company became part of the tax group of Tech Growth Invest ApS for purposes of Danish law. Danish law provides for joint income taxation for all Danish entities in the same tax group, with the result that losses by one entity would be offset by gains by another. However, Danish law requires entities in the same tax group to pay each other for the use of each other's tax losses. Therefore, any use of the Group's losses by other members of the Tech Growth tax

Notes to Consolidated Financial Statements (Continued)

5.2 Related party disclosures (Continued)

group will result in compensation to the Company. All members of a Danish tax group are jointly and severally liable for the group's Danish tax liabilities. Refer to note 2.5.

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year.

	Year ended December 31,
	2014	2013	2012
	USD '000	USD '000	USD '000
Purchase of services	64	62	30
Amounts owed to related parties	—	2,613	2,100
Amounts owed by related parties	—	6	5

        The above table excludes the related party transactions disclosed in Notes 2.5, 3.4, 4.1 and 4.4.

  Terms and conditions of transactions with related parties

        The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2014, 2013 and 2012, the Group has not recorded any impairment of receivables relating to amounts owed by related parties.

  Transactions with key management

        The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or key management personnel.

        Other than the remuneration including share-based payment relating to key management personnel described in Notes 2.3 and 2.4, no other significant transactions have taken place with key management personnel during the period presented herein.

  Patent transfer agreement between Aditech Pharma AG and the Company

        Aditech Pharma AG is considered to be a related party of the Company due to control over Aditech Pharma AG held by one of the Company's major shareholders, Nordic Biotech K/S.

        In 2004, a private Swedish company Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company Aditech Pharma AG, or Aditech), controlled by Nordic Biotech Advisors, an affiliate of one of the Company's largest shareholders, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005 the Group entered into a patent license agreement with Aditech to license this patent family from Aditech, and in 2010 the Group acquired this patent family from Aditech pursuant to a patent transfer agreement. Under the Group's agreements with Aditech, the Group obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence obligations and minimum annual research and development expenditure (€1 million per year) related to the continued development of DMF formulations on the part of the Group (with an option for Aditech to receive back, for no consideration, all of the Group's DMF related assets should it fail to satisfy these obligations). The Group did not pay any up front or milestone consideration or recognize any intangible asset associated with the patent transfer and instead will recognize the royalty payment to

Notes to Consolidated Financial Statements (Continued)

5.2 Related party disclosures (Continued)

Aditech of up to 2% of net sales generated from the Group's DMF products as expenses if and when revenue is generated in future periods. Further, the Group's agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets that the Group might choose to sell.

5.3 Events after the reporting period

        Subsequent to December 31, 2014 there were no events that were required to be reported.