Form 20-F
period 2015-12-31
Forward Pharma A/S
filed 2016-04-12
CIK 1604924

Use these links to rapidly review the document

Index to Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Not Applicable (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares: 46,871,734

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

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

i

        Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the "Annual Report") to "Forward Pharma A/S." or the "Company," the "Parent," "we," "our," "ours," "us" or similar terms refer to Forward Pharma A/S, together with its subsidiaries.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "may," "should," "plan," "intend," "estimate," "will," "would," and "potential," among others.

        Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled "Risk Factors" in this Annual Report. These risks and uncertainties include factors relating to:

  •
  our ability to prevail in our interference proceeding with Biogen and other pending or future intellectual property proceedings, such as oppositions, actions for revocation or infringement proceedings;

  •
  statements regarding the timing of initiation and completion of our clinical trials, the manner of conducting our clinical trials, and when results of the trials will be made public;

  •
  the clinical utility of our clinical candidate, FP187;

  •
  the timing or likelihood of regulatory filings and approvals;

  •
  our expectations regarding our planned path for approval of FP187 to treat relapsing remitting multiple sclerosis, including the possibility that the FDA may determine that a single Phase 3 clinical trial is insufficient for the approval of FP187 for relapsing remitting multiple sclerosis;

  •
  our ability to hire and retain qualified personnel;

  •
  our estimates regarding the market opportunity for other indications for FP187;

  •
  our ability to establish sales, marketing and distribution capabilities;

  •
  our ability to establish and maintain manufacturing arrangements for FP187;

  •
  our ability to enter into strategic relationships or collaborations with respect to FP187;

  •
  our ability to successfully prosecute and maintain our intellectual property;

  •
  the intellectual property positions of third parties;

  •
  our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

  •
  the impact of government laws and regulations;

  •
  our competitive position;

  •
  our ability to continue as a going concern; and

  •
  other risk factors discussed under "Risk Factors."

        Forward-looking statements speak only as of the date they are made, and except as required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.  Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information set forth below for the year ended December 31, 2012 and as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated Statement of Profit or Loss Data

	Year ended December 31,
(USD in thousands, except per share data)	2015	2014	2013	2012
Research and development costs	(33,727)	(10,547)	(8,018)	(4,445)
General and administrative costs	(15,852)	(9,154)	(1,014)	(928)

Operating loss	(49,579)	(19,701)	(9,032)	(5,373)
Fair value adjustment to net settlement obligations to shareholder warrants	—	(968)	(6,676)	(17,071)
Fair value adjustment to convertible loans	—	(3,823)	—	—
Exchange rate gain (loss), net	11,933	5,589	(7)	(3)
Interest income	438	63	—	—
Interest expense	—	(416)	(75)	(32)
Other finance costs	(132)	(10)	(2)	—

Net loss before tax	(37,340)	(19,266)	(15,792)	(22,479)
Income tax benefit	336	250	96	—

Net loss for the year	(37,004)	(19,016)	(15,696)	(22,479)

Net loss per share(1)
Basic and diluted(2)	(0.79)	(1.79)	(0.54)	(0.80)
Weighted-average shares outstanding used to calculate net loss per share
Basic and diluted	46,749	34,490	29,004	28,124

(1)
As discussed in more detail in the Company's audited consolidated financial statements, just prior to the Company's initial public offering in October 2014 there were a number of corporate actions taken whereby all of the Company's outstanding shares were converted into ordinary shares on a 1 for 1 basis, or Share Conversion, additional ordinary shares, or Proportional Shares, were issued to all shareholders in proportion to their respective ownership interest and there was a share split of 10 for 1, or Share Split. Since the Share Conversion, issuance of Proportional Shares and Share Split (collectively referred to as the "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company, for purposes of computing the loss per share for each of the years ended December 31, 2014, 2013 and 2012 included herein, the Recapitalization was deemed to have occurred as of the beginning of the earliest period presented. The Recapitalization was fully effected at the beginning of 2015 and therefore retrospective adjustment was not necessary in computing per share information for the year ended December 31, 2015.

(2)
During 2014, the Company's Class B shareholders received a preferential distribution in the form of Class A shares with a fair value of $42.7 million in consideration for amendments to certain contractual rights held by the Company's Class B shareholders. For purposes of computing the loss per share for 2014, the preferential distribution increased the net loss used to compute the per share amount by $42.7 million. The preferential distribution had no effect on cash or cash flows of the Company. See Note 2.6 of the audited consolidated financial statements of the Company for additional information.

Consolidated Statement of Financial Position Data

	As of December 31,
(USD in thousands)	2015	2014	2013	2012
Cash, cash equivalents and available-for-sale financial assets	176,652	223,484	2,955	828
Adjusted working capital(3)	93,590	90,480	2,317	213
Total assets	182,904	225,309	3,599	970
Long-term debt, including current portion	—	—	2,613	2,100
Accumulated deficit	(131,175)	(107,712)	(51,913)	(36,796)
Total shareholders' equity (deficit)	176,693	222,394	(26,415)	(20,250)

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

Exchange Rate Information

        Our business is primarily conducted in Denmark and Germany. The functional currency of Forward Pharma A/S is the Danish Kroner, the functional currency of Forward Pharma FA ApS is the Danish Kroner, the functional currency of Forward Pharma GmbH is the Euro and the functional currency of Forward Pharma USA, LLC is the U.S. dollar. Forward Pharma A/S reports its consolidated financial statements in U.S. dollars.

        The following table presents information on the exchange rates between the Danish Kroner and the U.S. dollar for the periods indicated, as published by the Danish Central Bank.

	Period-end	Average for Period	Low	High
	(DKK per USD)
Year Ended December 31:
2011	5.725	5.357	5.008	5.760
2012	5.659	5.794	5.523	6.156
2013	5.414	5.618	5.400	5.833
2014	6.121	5.619	5.349	6.121
2015	6.830	6.727	6.181	7.081
Month Ended:
October 2015	6.769	6.641	6.523	6.823
November 2015	7.052	6.950	6.761	7.052
December 2015	6.830	6.863	6.789	7.038
January 2016	6.834	6.871	6.834	6.945
February 2016	6.852	6.728	6.578	6.856
March 2016	6.545	6.721	6.545	6.870

        The following table presents information on the exchange rates between the Euro and the U.S. dollar for the periods indicated, as published by WM/Reuters.

	Period-end	Average for Period	Low	High
	(EUR per USD)
Year Ended December 31:
2011	0.770	0.719	0.672	0.774
2012	0.758	0.778	0.743	0.827
2013	0.726	0.753	0.724	0.782
2014	0.824	0.754	0.717	0.824
2015	0.919	0.902	0.830	0.948
Month Ended:
October 2015	0.908	0.890	0.874	0.915
November 2015	0.945	0.932	0.906	0.945
December 2015	0.919	0.919	0.910	0.943
January 2016	0.916	0.921	0.916	0.931
February 2016	0.918	0.902	0.881	0.919
March 2016	0.878	0.901	0.878	0.921

B.  Capitalization

  Not applicable

C.  Reason for the Offering

  Not applicable

D.  Risk Factors

        Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest or making any decision with respect to your investment in any of our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business and Industry

We are a clinical-stage company with no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

        We are a biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been limited to developing our formulation technology and undertaking pre-clinical studies and clinical trials of our proposed drug candidate FP187. As an early-stage company, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Consequently, the ability to accurately assess our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market. Accordingly, the likelihood of our success must be evaluated in light of many potential challenges and variables associated with an early-stage drug development company, many of which are outside our control, and the occurrence of any setbacks could adversely affect our business and prospects.

We depend entirely on the success of our only clinical candidate, FP187. We cannot give any assurance that FP187 will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

        We have invested almost all of our efforts and financial resources in the development of FP187. As a result, our business and future success is almost entirely dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize FP187, which has completed certain Phase 1 testing in healthy volunteers for release characteristics and tolerability, as well as a Phase 2 trial in moderate to severe psoriasis patients, is undergoing additional Phase 1 studies and is being prepared for Phase 3 trials for relapsing remitting multiple sclerosis, or RRMS. FP187 will require additional pre-clinical and clinical development, management of clinical and manufacturing activities, and regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all). Further, we will need to secure sources of commercial manufacturing supply, build or partner with a commercial organization, and incur substantial investment and significant marketing efforts before any revenues can be generated from product sales. We are not permitted to market or promote FP187 before we receive regulatory approval from the U.S. Food and Drug Administration, or FDA, or the European Commission, or EC, or other foreign regulatory authorities, and we may never receive such regulatory approval for FP187. We cannot assure you that any clinical trials for FP187 will be completed in a timely manner, or at all, or that we will be able to obtain approvals from the FDA, the EC or other foreign regulatory authorities necessary or desirable for the successful commercialization of FP187. If FP187 or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues, which would materially and adversely affect our business, financial condition and results of operations. Moreover, any delay or setback in the development of FP187 or any product candidate could adversely affect our business and prospects.

There can be no assurances that the interference proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that claims substantially similar to those in our U.S. Patent Application No. 11/576,871 will ever issue in a patent.

        On April 13, 2015, an administrative patent judge at the U.S. Patent Trial and Appeal Board, or PTAB, declared an interference between our U.S. Patent Application No. 11/567,871, or the '871 application, and U.S. Patent No. 8,399,514, or '514 patent, held by a subsidiary of Biogen, Inc., or Biogen, which has claims that also cover a method of treating multiple sclerosis, or MS, using about a 480 mg daily dose of dimethyl fumarate, or DMF, and which expires in 2028. The administrative patent judge designated us as the senior party and Biogen as the junior party. The party with the earliest effective filing date to the common invention is designated "senior party" and is entitled to the presumption that it is the first inventor.

        An interference is an administrative proceeding at the United States Patent and Trademark Office, or USPTO to determine which party is the first to invent an invention claimed by two parties. Biogen, as the junior party in the interference, has the burden of proof to show a date of invention that predates our invention. During the interference, the parties can dispute the patentability of the other party's claims, challenge the senior party designation and present proof of prior invention. The interference proceeding will give us the opportunity to prove to the USPTO that we were the first to invent the method of treating MS using about a 480 mg daily dose of DMF. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this interference those two phases have been combined. The default oral argument for the interference is scheduled for November 30, 2016, which effectively concludes the parties' involvement in the interference and will be followed by a decision of the USPTO.

        As a preliminary matter, the administrative patent judge has accorded benefit to our Danish Application No. PA 2004 01546, filed on October 8, 2004. On August 6, 2015, Biogen filed a motion in the interference to vacate benefit to this priority date. Although we believe we are entitled to the benefit of this priority date, there is no guarantee that the USPTO will agree with us. Biogen has filed a motion in the interference alleging that our claims are unpatentable on various grounds under 35 U.S.C. Section 112, alleging that our claims are unpatentable for lack of written description and lack of enablement. While we intend to oppose Biogen's motion, there can be no assurance that we will be successful in doing so. In addition, Biogen has asserted February 19, 2004 as its date of conception of the invention claimed in its '514 patent, which is earlier than October 8, 2004, the priority date to which our '871 patent application has been accorded benefit as a preliminary matter by the administrative patent judge. As the junior party in the interference, Biogen has the burden of proving an earlier date of conception and diligent reduction to practice of the invention from a date just before our earliest effective filing date through the date of Biogen's earliest alleged reduction to practice, which is currently Biogen's alleged first actual reduction to practice on February 8, 2007, the date of Biogen's U.S. provisional application. Thus, Biogen must show diligence for a 28-month period from October 2004 through February 2007.

        On August 6, 2015, we filed four motions in the interference. Our first motion alleges that Biogen's '514 patent is unpatentable under 35 U.S.C. Sections 102 and/or 103 in view of the publication of our international application PCT/DK2005/000648. Our second motion alleges that Biogen's '514 patent claims are unpatentable under 35 U.S.C. Section 112 for lack of written description. Our third motion seeks benefit of the filing dates of our three additional Danish applications and our U.S. provisional application. Our fourth motion attacks Biogen's benefit claim to its February 8, 2007 U.S. provisional application.

        If Biogen is successful in proving that our claims are unpatentable, we would not prevail in the interference proceeding. Even if we can defeat Biogen's argument that our claims are unpatentable, if

Biogen is successful in proving an earlier date of conception and diligent reduction to practice, we would not prevail in the interference proceeding unless we can successfully prove that Biogen's claims are unpatentable. If we fail to prevail in the interference proceeding and Biogen's '514 patent is upheld, we would likely be prevented from commercializing our lead product candidate for RRMS in the U.S. at a 480 mg per day dose, unless we obtain a license to Biogen's patents, which may not be available on commercially reasonable terms or at all. In any event, we have invested a substantial portion of our efforts and financial resources in the development of FP187 and the failure to prevail in the interference proceeding would adversely impact our ability to market FP187 for RRMS in the U.S., which would have a material adverse effect on our business and may prevent us from generating revenue from this product in the U.S. Even if we are successful in whole or in part in the interference proceeding with Biogen, the failure to obtain the issuance of claims substantially similar to those in our '871 application would have a material adverse effect on our business. Regardless of the outcome of the interference proceeding, it will be expensive and time-consuming and will divert significant financial and management resources that we would otherwise be able to devote to our business.

        Throughout the course of the interference proceeding, we anticipate announcements of the results of hearings and motions, and other interim developments related to the interference proceeding. For example, on or about June 1, 2016, we expect to receive oppositions to all of the motions. Such developments or announcements with respect to our interference proceeding, or any other legal proceedings in which we are involved, could be viewed negatively by research analysts, investors or others who follow us, which could cause the market price of our ADSs to decline.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

        Our success depends upon the continued contributions of our management, and scientific and technical personnel, many of whom have substantial experience relating to or have been instrumental for us and our development of FP187. These individuals currently include the members of our board of directors, consisting of our Chairman, Florian Schönharting, as well as J. Kevin Buchi, Torsten Goesch, Jan G. J. van de Winkel, Grant Hellier Lawrence and Jakob Mosegaard Larsen, and our Chief Executive Officer and Chief Operating Officer, Peder Møller Andersen, our Chief Financial Officer, Joel Sendek, our Executive Vice President, Multiple Sclerosis/Neurology and Immunology, Rupert Sandbrink, our Executive Vice President, Pharmaceutical Development and Production, Andrzej Jan Stano, and our Vice President, Finance and Controller, Forward Pharma USA, LLC, Thomas Carbone. Our senior scientific advisors include Dr. Kristian Reich, Dr. Ulrich Mrowietz, Dr. Fred D. Lublin, Dr. Per Soelberg Sørensen, Dr. Giancarlo Comi and Dr. Jerry S. Wolinsky.

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

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our rights with respect to the development and commercialization of FP187, the attainment, defense and maintenance of which may be challenging and costly. Failure to obtain, defend or maintain these rights adequately could materially adversely impact our ability to compete and impair our business.

        Our commercial success will depend in large part on obtaining and maintaining patents and other forms of intellectual property rights for FP187, as well as on the defense and exploitation of such rights. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely impact our competitive advantage and impair our business.

        Our patent portfolio consists primarily of two basic patent families, our "Core Composition Patent" family and our "Erosion Matrix Patent" family, along with three other patent families. Our issued patents may not be sufficient to protect our intellectual property and our patent applications may not result in issued patents. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner or challenge the validity of our patents. We have three granted patents in Europe: (i) EP2801355 or the '355 patent, which covers, among other things, the treatment of MS, with 480 mg per day of DMF, formulated as a pH-controlled release composition having an enteric coating, (ii) EP2379063, which covers erosion matrix formulations with a thin enteric coating, and (iii) EP2316430, which covers DMF formulations with certain in vitro dissolution profiles. In the U.S., we have one issued patent with the patent number 8,906,420, entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix." Our other patent families include U.S. Patent Application No. 14/419,031, European Application EP13745073.0, International Application PCT/EP2014/068094 and International Application PCT/EP2014/068095 directed, among other things, to dosing regimens of DMF.

        To date, each of our three European patents, EP2316430, EP2379063 and EP2801355, has been opposed by third parties before the European Patent Office, or EPO, including Biogen. By a decision issued in July 2015, the opposition division of the EPO revoked EP2316430. We have filed an appeal against this decision, which is pending before the Board of Appeal. There can be no assurance that the Board of Appeal will rule in our favor. At a hearing on April 5, 2016, the oppositions to the EP2379063 were rejected by the EPO and the patent was maintained in its entirety. One or more of the opponents may appeal this decision and there can be no assurance that the Board of Appeal will rule in our favor. In any of these oppositions, the EPO may ultimately determine that our claims are invalid and/or may require us to narrow the scope of the claims to avoid a finding of invalidity. Narrowing the scope of the claims may result in FP187 being outside the scope of such claims.

        If our '355 patent and/or our other European intellectual property rights are revoked or substantially limited in scope, we may be unable to enforce these rights against third parties and, in particular, against several Biogen subsidiaries in the proceedings we brought before the Regional Court in Dusseldorf in Germany.

        Moreover, our other pending applications may be subject to a third-party preissuance submission of prior art to the USPTO, and the EPO and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, or IPR, post grant review, interference proceedings or other patent office proceedings or litigation, in the U.S. or elsewhere, challenging our patent rights. Activist investors, such as Kyle Bass of Hayman Capital, have sought to utilize the IPR process in the U.S. to challenge the validity of patents covering pharmaceutical products. Mr. Bass (acting with affiliated entities and individuals proceeding under the name of the Coalition for Affordable Drugs) has filed two requests for IPRs against Biogen's patents related to Tecfidera®, including Biogen's '514 patent, which is involved in the interference with our '871 application. In March 2016, the PTAB announced that it would institute an IPR against Biogen's '514 patent in response to the Coalition for Affordable Drugs' request. Because anyone can challenge third-party patents in an IPR, except for certain statutory limitations, there can be no assurance that our existing and future patents will not be so challenged. In fact, such third-party pre-issuance submissions were filed with the USPTO questioning two U.S. patent applications from our core composition patent family that had been allowed by the USPTO, but which we subsequently voluntarily abandoned. It is possible that similar third-party preissuance submissions may also be filed if our currently pending patent applications (having substantially the same claims as our earlier allowed but now abandoned applications) are allowed. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidates.

        The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S., the EU and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration and scope of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

        In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the U.S., EU, and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

        Our attempts to prevent third parties from circumventing our intellectual property and other rights ultimately may be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain any of our patents that issue.

Intellectual property rights of third parties could adversely affect our ability to commercialize FP187, such that we could be required to litigate with or obtain licenses from third parties in order to develop or market FP187. Such litigation or licenses could be costly or not available on commercially reasonable terms.

        Our commercial success will depend upon our ability and the ability of our potential collaborators to develop, manufacture, market and sell FP187 or other product candidates without infringing valid intellectual property rights of third parties. If a third-party intellectual property right exists that covers the composition of FP187 or the uses and dosages that the regulatory authorities approve for FP187, we may not be in a position to commercialize FP187 unless we successfully pursue litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

        It is possible that we are unaware of all patents or applications relevant to the manufacture, use or commercialization of FP187. For example, we have not conducted a recent freedom to operate search in connection with FP187 and its use to treat MS. Any freedom to operate search previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing FP187. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. filed on or after November 29, 2000 and patent applications filed elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering FP187 or its use to treat MS could have been filed by others without our knowledge. In addition, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover FP187 or the use of FP187. As a result, we do not know whether the manufacture, use, or commercialization of FP187 or any future product candidates will infringe any third-party patents with valid claims that have been or will in the future be issued.

        Third-party intellectual property right holders, including our competitors, may actively bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and we may not have sufficient resources to bring these actions to a successful conclusion. Many of our competitors, including Biogen, have substantially greater financial resources than us, and therefore may be able to sustain the costs of complex patent litigation longer than us.

        If we are found to infringe a third party's intellectual property rights, we could face a number of costs and challenges, including:

  •
  substantial damages for past infringement that we may have to pay if a court decides that any product that we commercially market infringes on a competitor's patent;

  •
  a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which it would not be required to do;

  •
  if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

  •
  redesigning our products or processes so they do not infringe, which may not be possible or could require substantial funds and time.

        If we are required to obtain a license from a third party to continue developing and marketing our products and technology, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. If we are required to redesign our formulations so that they no longer infringe the other party's intellectual property rights, we may be required to conduct additional clinical trials to obtain regulatory approval for the modified formulation, which would be costly and time-consuming. As a result, a finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could also have a similar negative impact on our business.

        Even if we were ultimately to prevail in an infringement or other claim, such a claim would likely require us to divert substantial financial and management resources that we would otherwise be able to devote to our developing business.

There can be no assurance that even if we are successful in the opposition proceedings involving our patents currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings (also called "nullity actions" or "revocation actions") involving these same or other patents of ours before a national court in any of the European Patent Convention member states where our patents were validated, which subsequent or parallel proceedings could result in our challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, our patents currently under challenge will finally be declared to be valid or not.

        The possibility of parallel validity proceedings in national courts and in the EPO is inherent in the legal arrangements under the European Patent Convention under which the EPO was established. If a third party files an opposition to a European patent with the EPO and also, in parallel, initiates a revocation action (also called a "nullity action" or "validity proceeding") against the same patent before a national court, certain national courts may exercise their discretion to either (i) stay the national proceedings, in order to wait the outcome of the EPO opposition proceedings, or (ii) allow the revocation proceedings to go ahead, without awaiting the outcome of the EPO proceedings. The rules and practice differ from country to country in the EU. For example, certain countries will stay the main proceeding until a final decision has been reached by the EPO whereas in other countries a stay is not automatic, and in such cases the courts may continue the proceedings notwithstanding the opposition. In Germany, for example, national nullity proceedings cannot be started before the German Federal Patent Court until the EPO opposition proceedings have been concluded or the opposition period has expired. As a result, it is possible that certain of our patents now subject to opposition proceedings before the EPO will, even if we are ultimately successful before the EPO, again become subject to a revocation action in a country like Germany, which means our challenged patents could be subject to continued uncertainty in the EU as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, our patents currently under challenge will finally be declared to be valid or not.

Biogen may initiate legal proceedings alleging that we are infringing its intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

        Biogen has several issued patents and is also prosecuting a number of additional patent applications that could adversely impact our commercial efforts if a commercialized FP187 product were ultimately found to infringe any valid claim by Biogen, in particular if Biogen obtains patent term extensions for certain patents in the U.S. and/or Supplemental Protection Certificates (which also extend the effective life of patents for drugs) in the EU.

        We are aware of the seven patents Biogen has listed in the FDA's "Orange Book" (See "Business—Government Regulation—United States—Hatch-Waxman Act and Orange Book Listing") in connection with Tecfidera®, U.S. Patent Nos. 6,509,376, 7,320,999, 7,619,001, 7,803,840, 8,399,514, 8,524,773 and 8,759,393. Our planned regulatory path does not require that we make patent certifications to the FDA in connection with Biogen's Orange Book-listed patents, and at least two of the Biogen patents will expire before we anticipate receiving marketing approval for FP187. In Germany, and possibly other or all European countries (including member states of the EU and the European Economic Area, or EEA, as well as Switzerland), Biogen has filed an application for a Supplementary Protection Certificate, or SPC, using EP1131065B1 (European counterpart to U.S. Patent No. 6,509,376) and EP2137537B1 (European counterpart to U.S. Patent No. 8,399,514) as the basic patents. The applications for the SPCs in Germany have the application Nos. DE122014000068.9 and DE122014000069.7. An SPC may extend the effective monopoly of a basic patent by a maximum of five years. The SPC term may be further extended by an additional six months in accordance with Art. 36 of Regulation 1901/2006, if the requirements for a pediatric extension are met.

        We, together with nine other parties, opposed EP2137537B1 (European counterpart to U.S. Patent No. 8,399,514) in the EPO. At an opposition proceeding held March 8-10, 2016, the opposition division held that Biogen's patent is invalid and revoked the patent.

        In the U.S., Biogen's patent applications include U.S. Patent Application No. 13/266,997 (notice of allowance mailed on August 14, 2014, but the application was abandoned), U.S. Patent Application No. 14/540,136 (pending), U.S. Patent Application No. 13/767,014 (notice of allowance mailed on March 20, 2015, but the application was abandoned), U.S. Patent Application No. 14/718,962 (pending), U.S. Patent Application No. 14/119,373 (pending), U.S. Patent Application No. 14/124,562 (non-final office action mailed on May 20, 2015), U.S. Patent Application No. 13/827,228 (final rejection mailed on June 8, 2015), U.S. Patent Application No. 13/760,916 (abandoned as of April 15, 2015, for failure to respond to office action) and U.S. Patent Application No. 14/679,716 (pending). In Europe, Biogen's pending patent applications include EP2424357, EP2713724 and several others. One or more of these applications could adversely impact our commercial efforts if our marketing of FP187, once approved by the FDA for the treatment of RRMS and/or psoriasis, was ultimately found to infringe any valid patent claim issuing from any one of these applications.

        Biogen's patents and patent applications are said to relate to pharmaceutical preparations of DMF and methods for treating immune disorders such as psoriasis and MS using DMF. Some of the patents and patent applications claim dosing regimens, and include claims directed to a method for treating MS through the administration of a therapeutically effective amount of DMF at about a 480 mg daily dose. If such patent claims were asserted against us, we would vigorously contest such an action. However, the outcome of such potential proceedings would be unpredictable. Further, Biogen's financial resources are substantially greater than ours, and therefore Biogen may be able to sustain the costs of complex patent litigation longer than us. Biogen has reported that Tecfidera® generated global revenue of over $3.6 billion in 2015, which represented approximately 34% of Biogen's revenue for 2015. Accordingly, we believe that Biogen will vigorously defend its patents and patent applications relating to pharmaceutical preparations of DMF and methods for treating immune disorders such as psoriasis and MS using DMF. If Biogen's patents or patent applications were held to be valid, enforceable and infringed by the commercialization of FP187, we could be prevented from commercializing our product candidates, unless we obtain a license to such patents, which may not be available on commercially reasonable terms or at all. If we market FP187 and are later found to infringe one or more of Biogen's patents, we also could be required to pay substantial damages.

Our drug candidate, FP187, is still under development and, if we pursue versions of FP187 that are modified from those used in our Phase 1 trials and Phase 2 clinical trial, such modified FP187 products may be considered outside the scope of our patent families and, as a result, our ability to protect our overall patent estate could be threatened.

        In connection with our Phase 1 trials and Phase 2 clinical trial, we have used and are using various versions of FP187 we believe to be within the scope of our existing patent families. There can be no assurance, however, that if we choose to pursue new or different versions of FP187 from those used in our completed Phase 1 trials and Phase 2 trial, that such modified FP187 products will not be considered outside of the scope of our patent families. In such event, such modified FP187 products could be subject to challenges in connection with new patent proceedings or otherwise by patent registry offices, our competitors and others, the outcome of which could, if ultimately determined adversely to us, materially adversely affect our business, financial condition and prospects.

We are involved in lawsuits, and may become involved in additional lawsuits, to protect and defend our patents or other intellectual property, which could be expensive, time consuming and, if unsuccessful, could result in issued patents covering our product candidates being found invalid or unenforceable.

        Competitors may infringe our patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, or a parallel opposition or cancellation proceeding, it may be decided that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent's claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

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

We will likely not be able to protect or enforce our intellectual property rights in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

        Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries. We have principally filed patent applications in the U.S. and Europe. As a result, many of our patent filings have limited geographic reach beyond the U.S. and Europe. In addition, we may decide to abandon national and regional patent applications in Europe, the U.S. or elsewhere in the world before they are granted, if they are granted at all. Finally, the grant proceeding of each national/regional patent is an independent proceeding that may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product. For example, in some jurisdictions, it is not possible to obtain patents on dosing regimens.

        The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If our collaboration partners or we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

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

        None of the named inventors on our patent and patent applications were our employees at the time of the filing of the Core Composition Patent family, which we acquired from Aditech Pharma AB (together with its successor-in-interest, Swiss company Aditech Pharma AG, Aditech). Two of the named inventors of the Core Composition Patent family were consultants of Aditech and, while obligated under their consulting agreements to assign their rights in the Core Composition Patent family to Aditech, were employed by other institutions at the time they were named as inventors. While such institutions have not made any claims to ownership, there can be no assurance they will not do so in the future.

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

        Named inventors on our patent applications, whether filed by us or acquired from Aditech, could also challenge whether their property rights were properly assigned. Further, other individuals (including persons not known to us or their employers) could make claims or assertions that they are inventors and/or owners of our intellectual property.

        Under mandatory Danish law, a salaried employee having made a patentable invention (and products that may be registered as a utility model) through his service with an employer has the rights to such invention, provided however, that the rights to the patentable invention upon the employer's request must be transferred to the employer, to the extent not otherwise agreed, provided that the use of such patentable invention falls within the "working area" of the employer or it is a result of a specific assignment given by the employer to the employee. Following notification from the employee on the invention, the employer has four months to decide whether to apply for a patent, in whole or in part, for the invention in the employer's name. Such a transfer of the invention to the employer entitles the employee to a "reasonable compensation." The fee will be fixed considering the value of the invention and its consequences for the employer, the employee's terms of employment and the impact that the employee's service has had for the invention. In the event that the value of the invention does not exceed what the employee, taking his working conditions as a whole into account, reasonably could be expected to achieve, the employee is not entitled to any fee. The compensation payable by the employer is not subject to any maximum amount and may be paid either as a lump sum or as a continuing royalty payment based on, for example, the number of items produced based on the invention. An employee's claim for compensation may become time-barred or forfeited due to the employee's passive behavior. The general relative time-barring deadline under Danish law is five years with respect to claims based on employment matters, whereas the general absolute deadline for such claims is 10 years.

        Some of the named inventors on our newer applications (not the Core Composition Patent or Erosion Matrix Patent) are employees of our wholly-owned German subsidiary, Forward Pharma GmbH, and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of an employee's rights to patentable inventions which result from performance of the tasks the employee is charged with at the employer or which are based to a significant extent on the experiences or works of the employer, upon the employer's request within a certain period of time after notification by employee.

        We believe that all inventive contributions made by employees of Forward Pharma GmbH were made after the amended version of the German Act on Employees' Inventions came into force on October 1, 2009 and thus the amended version of the law exclusively applies to such inventions. Prior to October 1, 2009, such formal procedure had been susceptible to faults. The amendments to the law facilitate the transfer of rights in employees' inventions to the employer by replacing the former opt-in approach with an opt-out approach.

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

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain any competitive advantage we may enjoy. The following examples are illustrative:

  •
  Others may be able to make DMF-based products that are similar to FP187 but that are not covered by the claims of the patents or patent applications that we own or will own.

  •
  Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

  •
  We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

  •
  We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or will own or to which we or they have obtained or will have obtained a license.

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

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

  •
  Kimble et al. v. Marvel Enterprises, Inc.  (2015), where the Court upheld a 50-year-old precedent which bars royalty agreements that continue after a patent expires.

  •
  Teva Pharmaceuticals USA Inc. et al. v. Sandoz, Inc.  (2015), where the Court overruled a Federal Circuit rule that all district court claim construction rulings must be reviewed de novo on appeal and held that while the ultimate construction of the claims is a legal conclusion that the Federal Circuit can review de novo, district court claim construction decisions involving factual findings should be reviewed on appeal with deference, for clear error.

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

        The Leahy-Smith America Invents Act, or AIA, was enacted in the U.S. in 2011, and includes a number of significant changes to the U.S. patent system. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the combination of the U.S. Supreme Court decisions and AIA has created uncertainty with respect to the value of patents, once obtained. A few highlights of changes to U.S. patent law under the AIA are:

  •
  Under the AIA, a patent is awarded to the "first-inventor-to-file" rather than the first to invent.

  •
  There is a new definition of prior art which removes geographic and language boundaries found in the pre-AIA law. At the same time, certain categories of "secret" prior art have been eliminated.

  •
  The AIA introduced new procedures for challenging the validity of issued patents by third parties: post-grant review and inter partes review.

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

        Depending on actions or decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system may soon be introduced, which would significantly impact European patents, including those granted before the introduction of such a system. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution and opposition proceedings. Changes in patent law or patent jurisprudence could limit our ability to obtain new patents in the future that may be important for our business.

We may not be able to adequately prevent disclosure of trade secrets and protect other proprietary information.

        We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

        To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

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

We may be required to transfer certain of our key intellectual property to Aditech

        In 2005, we entered into a patent license agreement with Aditech to license patents and associated know-how related to DMF formulations and delivery systems from Aditech, and in 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement, subject to both diligence and minimum annual expenditure (€1.0 million per year) obligations on our part, as well as a payment by us to Aditech of up to 2% of net sales generated from our DMF products and processes, regardless of whether such net sales are generated by us or our affiliates, assignees or licensees. Included in the determination of our payment to Aditech is any cash or non-cash consideration generated from our DMF products or processes and received by us or our affiliates, assignees or licensees. Aditech can terminate the agreement (in which event Aditech has an option to receive back, for no consideration, all of our DMF-related assets, which include patent and other rights related to DMF, including FP187) due to any of the following reasons:

  •
  We seek a liquidation, dissolution or winding up of our business, we become insolvent or we make any general assignment for the benefit of our creditors;

  •
  A petition is filed by or against us, or any proceeding is initiated by or against us, or any proceeding is initiated against us as a debtor, under any bankruptcy or insolvency law, unless such petition or proceeding is held to be unfounded;

  •
  A receiver, trustee or any similar officer is appointed to take possession, custody or control of all or any part of our assets or property;

  •
  In the event we do not meet the requirements in respect of the development and commercialization of the patent rights under the agreement; or

  •
  Upon the material breach by us of any material term or material condition of our agreement with Aditech, if such breach continues for 30 calendar days after the receipt of written notice thereof from Aditech.

Risks Related to the Development, Pre-clinical Testing, Clinical Testing, Regulatory Approval and Commercialization of FP187

Pre-clinical and clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If pre-clinical or clinical trials of FP187 are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize FP187 on a timely basis or at all.

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

        Pre-clinical trials must be conducted in accordance with FDA, European Medicines Agency, or EMA, and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good laboratory practice, or GLP, an international standard meant to harmonize the conduct and quality of nonclinical studies and the reporting of findings. Pre-clinical studies including long-term toxicity studies and carcinogenicity studies in experimental animals may result in findings which may require further evaluation, which could affect the risk-benefit evaluation of clinical development, or which may even lead the regulatory agencies to delay, prohibit the initiation of or halt clinical trials or delay or deny marketing authorization applications. Failure to adhere to the applicable GLP standards or misconduct during the course of the study may invalidate the study and therefore require us to repeat the study.

        Clinical trials must be conducted in accordance with FDA, EMA and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors. Clinical trials are further subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of FP187 produced under current good manufacturing practices, or cGMP, and other requirements. Our clinical trials are or may be conducted at multiple sites, including some sites in countries outside the U.S. and the EU, which may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. and non-EU clinical research organizations, as well as expose us to risks associated with clinical investigators who are unknown to the FDA or the European regulatory authorities, and with different standards of diagnosis, screening and medical care.

        To date, we have not commenced all clinical trials required for the approval of FP187, which is currently being prepared for Phase 3 testing. The commencement and/or completion of clinical trials for FP187 may be delayed, suspended or terminated as a result of many factors, including but not limited to:

  •
  negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

  •
  unsuccessful efforts to optimize our current Phase 3 clinical strategies in RRMS, timely commence and complete our proposed Phase 3 clinical trial, and obtain any required FDA and other regulatory approvals;

  •
  safety or tolerability concerns, which could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

  •
  the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

  •
  regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

  •
  delays in establishing or failure to establish acceptable clinical trial sites, including as a result of political instability in countries in which we might seek to establish such sites;

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

  •
  the inability to produce or obtain sufficient quantities of FP187 or comparator drugs to complete clinical trials; and

  •
  exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

        With respect to our clinical development of FP187 in RRMS, our proposed Phase 3 trial is particularly ambitious, requiring the recruitment of approximately 2,000 RRMS patients worldwide. We have no experience in managing a clinical trial of this size and scope using multiple study sites throughout the world, and we will need to significantly increase our clinical development resources in order to successfully manage and oversee this process.

        We have experienced, and may continue to experience, delays in our planned timelines for clinical trials. For example, identifying and negotiating a letter of intent with a clinical research organization, or CRO, to manage our planned Phase 3 trial for RRMS took longer than expected.

        Positive or timely results from pre-clinical studies and early-stage clinical trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA, the EMA or other regulatory authorities.

        Products that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy to obtain regulatory approvals and therefore fail in later-stage clinical trials. The FDA, the EMA and other regulatory authorities have substantial discretion in the approval process, and in determining when or whether regulatory approval will be obtained for FP187. Even if we believe the data collected from clinical trials of FP187 are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

        We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Monitoring Committee, or DMC, for such trial, or by the FDA, the EMA or other regulatory authorities. We or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of FP187, the commercial prospects of FP187 will be harmed, and our ability to generate product revenues from this product will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow the FP187 development and approval process and jeopardize our ability to commence product sales and generate revenues.

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

The FDA and/or the EMA/EC may determine that our proposed single Phase 3 trial for the use of FP187 for the treatment of RRMS, including any Expanded Disability Status Sale, or EDSS, and Sustained Accumulation of Disability, or SAD, data generated through the date of our New Drug Application, or NDA, is insufficient for approval of FP187, which would delay or could prevent the approval of FP187 and adversely affect our prospects.

        We filed our Investigational New Drug, or IND, for FP187 as a drug to treat RRMS in the U.S. on April 30, 2014. On June 10, 2014, the FDA sent us a "may proceed" letter, indicating that the IND is active and that we may conduct studies in humans in the U.S. In August 2013, we had held a pre-IND Application meeting with the FDA, prior to which we submitted a briefing book including a proposal for a large, single Phase 3 trial instead of the standard approach of two separate Phase 3 trials to demonstrate the efficacy of a drug. Approval by the FDA of an NDA is dependent on a number of factors. A final decision as to whether the program we shared with the FDA at a high level in advance of our pre-IND meeting will be sufficient for approval (including the sufficiency of our proposed single Phase 3 trial and whether a favorable effect on SAD, EDSS or other secondary endpoints will need to be demonstrated by us at the time of our NDA submission) can only be made by the FDA once it has reviewed our full NDA package.

        In addition, since we intend to rely on a single Phase 3 trial to demonstrate the effectiveness of FP187, the usual demonstration of the statistical significance of the superiority of FP187 to the active comparator drug in the primary efficacy endpoint (p<0.05) is unlikely to be sufficient to obtain approval utilizing a 505(b)(1) regulatory pathway. We currently expect that we will be required to demonstrate a two-sided p<0.01 for our primary efficacy endpoint of ARR and two-sided p<0.05 for the key secondary efficacy endpoint of SAD and/or other secondary endpoints (e.g., MRI scans) while retaining the primary efficacy advantage for FP187 through the full two-year study. Importantly, during our pre-IND meeting, the FDA explained that although a low p-value may be one of the contributing factors for approval supported by a single study, such low p-value alone is not sufficient for approval, and that a final decision can only be made once the results from the study are reviewed. The FDA commented that consideration of an approval supported by a single study is based on many factors as described in "Guidance for Industry: Providing clinical evidence of effectiveness for human drug and biological products (May, 1998)."

        Currently, we are investigating alternative Phase 3 clinical strategies in RRMS with a goal to optimize our current plan. Overall, there can be no assurances that the FDA will ultimately approve any revised plan or accept the data from any single Phase 3 trial as sufficient for approval when we submit our NDA or at all, or that we will be able to timely submit such an NDA. Similarly, in the EU, we may experience a delay in submitting our market authorization application to the EMA and there can be no assurances that the EC ultimately will approve FP187 as a drug for the treatment of RRMS.

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

        Undesirable side effects caused by FP187 or another product candidate we develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EC or other comparable foreign authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA, EMA or comparable foreign authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Seven Serious Adverse Events, or SAEs, have been reported in our completed clinical trials for FP187, which have included 314 treated patients and tested healthy volunteers. Five cases were classified by the investigator as being unrelated to the use of FP187, while two cases were judged by the investigator as being possibly related to the use of FP187. One patient, who had hypertension and a family history of cardiovascular diseases experienced a transient ischemic attack, or TIA, while a second patient experienced severe abdominal pain over a period of approximately 24 hours. The patient experiencing the TIA discontinued the treatment regimen but the patient experiencing abdominal pain continued the treatment regimen after being discharged from the hospital without additional drug-related Adverse Events, or AEs. These cases have been reported to the FDA and European regulatory authorities but have not resulted in any requests from the authorities. The occurrence of these or other serious adverse, undesirable or unacceptable side effects could materially adversely affect our business, financial condition and prospects.

        It is documented in the Tecfidera® labeling and through experience using Fumaderm® that the use of products containing DMF, the sole active pharmaceutical ingredient, or API, in FP187, may cause a decrease in lymphocytes (white blood cells) in humans, thereby possibly increasing the potential for infection. To date, we are not aware of instances in which this side effect has prevented the FDA or the EC from approving RRMS drugs such as Tecfidera®, although it is expected that each of the FDA and the EMA will require us to monitor the incidence of this condition, known as lymphopenia, and will evaluate whether FP187 increases the potential for infections during the review of our NDA in the U.S. and market authorization application in the EU. In addition, a patient taking Tecfidera® in an extension study, who suffered from severe lymphopenia for more than three years, developed progressive multifocal leukoencephalopathy, or PML, a rare brain infection, and died of pneumonia. Additional cases of PML have occurred in the post-marketing setting, again in the presence of persistent lymphopenia. As a result, Biogen revised the labeling of Tecfidera® in December 2014 and February 2016 to discuss these cases, to include a warning about PML, and to increase the frequency of monitoring of lymphocyte counts. We expect that the FDA is likely to require us to include similar language in our labeling, if the FDA approves FP187 for the treatment of RRMS. Further, drug-related side effects could have different effects on our clinical development programs based on the condition studied and the risk-benefit analysis for the particular condition, such as psoriasis.

        If FP187 or another product candidate we develop receives marketing approval and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

  •
  regulatory authorities may withdraw or limit approvals of such product;

  •
  regulatory authorities may require additional warnings on the labeling;

  •
  we may be required to change the way the product is distributed or administered, conduct additional clinical trials or change the labeling of the product;

  •
  we or our collaboration partners may be required to create a medication guide or risk evaluation and mitigation strategy, or REMS, addressing the risks of such side effect;

  •
  we or our collaboration partners could be sued and held liable for harm caused to patients;

  •
  the cost of our product liability insurance may increase, or we may no longer be able to obtain liability insurance on commercially reasonable terms; and

  •
  our reputation may suffer.

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

        Positive results in previous clinical trials of FP187 may not be predictive of similar results in future clinical trials. In addition, interim results during a clinical trial do not necessarily predict final results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for FP187 may not be predictive of the results we may obtain in later-stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA/EC approval for their products.

We depend on enrollment of patients in our clinical trials for FP187. If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented, and our business, financial condition and results of operations could be materially adversely affected.

        Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the nature of the trial protocol, competing clinical trials and the availability of new drugs approved for the indication the clinical trial is investigating. Our ability to timely complete clinical trials also may be subject to events outside of our control and unrelated to the clinical trials.

        Enrollment of a sufficient number of patients in the Phase 3 trial for RRMS, the proposed size of which is, to our knowledge, unprecedented for drugs intended for the treatment of RRMS, will depend on our ability to convince physicians and patients at the trial sites of the clinical meaningfulness of our study, and the recent availability of oral therapies such as Gilenya® (fingolimod), Aubagio® (teriflunomide) and Tecfidera® (another DMF formulation) may cause patients to be less willing to participate in our clinical trial for an oral therapy in regions in which one of these alternative oral therapies has been approved. Since RRMS is a competitive market in certain regions, such as the U.S. and the EU, with a number of drug candidates in development, patients may have other choices with respect to potential clinical trial participation and we may have difficulty reaching our enrollment targets. Enrollment delays in our clinical trials may result in increased development costs, or the inability to complete development of FP187, which would cause the value of our company to decline, limit our ability to obtain additional financing, and materially impair our ability to generate revenues.

We may become exposed to costly and damaging liability claims, either when testing FP187 or any other product candidates we develop in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

        We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the current and future use of FP187 or other product candidates by us and our collaboration partners in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, our collaboration partners or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for FP187 or any prospects for commercialization of FP187.

        Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen and/or unacceptable side effects. If FP187 were to cause unforeseen and/or unacceptable adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Further, physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use FP187.

        We maintain a limited amount of product liability insurance coverage for FP187 (currently coverage is for $2 million). Therefore, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products and increase the amount of our coverage if we obtain marketing approval for FP187. However, we may be unable to obtain any insurance covering the sale of FP187, once commercialized, or may be unable to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

        Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Our product candidate FP187 is subject to extensive regulation, compliance with which is costly, time consuming, and may cause unanticipated delays, or which may prevent the receipt of the required approvals to commercialize our product candidate.

        We and our collaboration partners, if any, will not be permitted to market our product candidate, FP187, until we receive regulatory approval from regulatory authorities. The process of obtaining regulatory approval is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed and may never be obtained.

        The FDA, the EMA or other comparable foreign regulatory authorities can delay, limit, or deny approval of a product candidate for many reasons, including:

  •
  such authorities may disagree with the number, design, size, duration, conduct or implementation of our clinical trials or the adequacy of our pre-clinical studies;

  •
  we may be unable to demonstrate to the satisfaction of the FDA, the EMA or other regulatory authorities that a product candidate is safe and effective for any indication;

  •
  we may be required to conduct additional clinical trials or pre-clinical studies;

  •
  such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from the country in which regulatory approval is being considered or may disagree with our interpretation of clinical data;

  •
  we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  such authorities may not approve the formulation, labeling or specifications of our product; and

  •
  such authorities may find deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

        In addition, competitors could attempt to use the regulatory process to attempt to delay or prevent approval of FP187. For example, a competitor could file a citizen petition with the FDA seeking a ruling from the FDA that the use of a single Phase 3 trial as a basis for approving FP187 is not appropriate. We believe that, if our proposed Phase 3 trial for FP187 is successful and the results meet our expectations, the FDA will have a proper basis for approving our NDA for FP187. However, the filing of a citizen petition could delay any approval of FP187 by the FDA, which would adversely affect our prospects. Our belief may not prove to be correct. Further, should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Even if FP187 obtains regulatory approval, it will be subject to continual regulatory review.

        If marketing authorization is obtained for FP187, it will remain subject to continual review and therefore authorization could be subsequently withdrawn or restricted. We and our collaboration partners, if any, will be subject to ongoing obligations and oversight by regulatory authorities, including AE reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize FP187. We and our collaboration partners, if any, will also be subject to regulatory requirements covering the manufacturing of FP187, including maintaining compliance with cGMP, and our contract manufacturers will be subject to periodic inspections by regulatory authorities.

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

        Regulatory authorities like the FDA and national competition laws in Europe (e.g., the German Heilmittelwerbegesetz) strictly regulate the promotional claims that may be made about prescription products, such as FP187, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or other regulatory agencies as reflected in the product's approved labeling. For example, the FDA requires substantial evidence, which generally consists of two adequate and well-controlled head-to-head clinical trials, for a company to make a claim that its product is superior to another product in terms of safety or effectiveness. Unless we perform clinical trials comparing FP187 to Tecfidera®, we will not be able promote FP187 by making comparative claims to Tecfidera®. If we are found to have made such claims without conducting the required trials or obtaining any necessary regulatory authorization, we may become subject to significant liability. In the U.S., the federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in improper promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Due to both our limited resources and limited access to capital, we must decide to prioritize development of FP187 for certain indications and at certain doses; these decisions may prove to have been wrong and may materially adversely affect our business, financial condition, results of operations and prospects.

        Because we have both limited resources and limited access to capital to fund our operations, we must decide which dosages and indications to pursue for the clinical development of FP187 and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward dosages or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the market potential of FP187 or misread trends in the biopharmaceutical industry, our business, financial condition, results of operations and prospects could be materially adversely affected.

We are subject to environmental, health and safety laws and regulations, and may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may disrupt or delay our production and development efforts and materially adversely affect our business, financial condition and results of operations.

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

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval for and commercialize FP187 and may affect the prices we may set.

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

        More recently, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, or ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Key provisions of the ACA specific to the pharmaceutical industry, among others, include the following: (i) an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents into the U.S., (ii) an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program, (iii) extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, and (iv) expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. Regulations under the ACA are expected to continue being drafted, released, and finalized throughout the next several years. Although we cannot predict their full impact, we anticipate that the ACA, as it is implemented, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage and reimbursement criteria that may negatively impact product price potential, and may also increase our regulatory burdens and operating costs.

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

        Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

  •
  the U.S. federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under U.S. healthcare programs such as Medicare and Medicaid;

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

        Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to violate applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We could be negatively impacted by violations of global anti-bribery laws.

        The anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, generally prohibit covered entities from offering, promising, authorizing, or giving anything of value, directly or indirectly, to foreign officials or other commercial parties with the intent to influence the recipient's act or decision, to induce action or inaction in violation of lawful duty and for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA, in particular, imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, protect corporate funds from being used as payment of bribes without the company's knowledge, and to prevent the establishment of "off books" slush funds from which such improper payments can be made.

        Other companies in the medical, pharmaceutical, and health care field have recently faced criminal and civil penalties under applicable anti-bribery laws in connection with alleged misconduct by employees and their third-party business partners, including global agents and distributors. Similarly, we may be subject to the risk that we, our employees or any third parties that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business. As a result of any such findings or allegations, we might incur significant costs and expenses, experience significant interruption of business, which could result in a material adverse effect on our business, prospects, financial condition, or operations, as well as our suffering severe penalties, including criminal and civil fines, disgorgement, and other costly remedial measures.

We operate in a highly competitive and rapidly changing industry, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

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

        We believe that our key competitor in the commercialization of DMF for RRMS is Biogen, which has developed Tecfidera®, an oral treatment for patients with RRMS. Tecfidera® has been approved in the U.S., Canada, Australia and the EU. The fact that Tecfidera® has been commercialized and is being marketed in the U.S. may make our development, discovery and commercialization efforts in the area of DMF for the treatment of RRMS more difficult. Other companies are also developing alternative therapeutic approaches to the treatment of RRMS. These alternative therapeutic approaches may be used as complementary to the use of FP187 for the treatment of RRMS, but they could also be competitive.

        The highly competitive nature of and rapid technological changes in the biopharmaceutical industry could render FP187 or our technology obsolete or non-competitive. Our competitors may, among other things:

  •
  develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

  •
  obtain quicker regulatory approval;

  •
  establish superior intellectual property positions;

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

        The successful commercialization of FP187 and any other products we develop will depend, in part, on the extent to which third-party coverage and reimbursement for our products will be available from government and health administration authorities, private health insurers and other third-party payors.

        These bodies may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. Obtaining and maintaining reimbursement status is time-consuming and costly. Significant uncertainty exists as to the reimbursement status of newly approved medical products. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that additional changes in these rules and regulations are likely. In addition, many governments and health insurers are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new products. As a result, they may not cover or provide adequate payment for our future products.

        These concerns are particularly present for drugs like FP187 that use an API that is already available in other, approved drugs. Public and private payors may be willing to only provide coverage for FP187 if we can demonstrate a significant clinical advantage, or offer the drug at a price resulting in a treatment cost lower than other available drugs. Public and private payors may not be willing to grant reimbursement prices in line with our expectations if they do not share our views concerning the advantages of our proprietary formulation technology, in particular if they do not give as much weight as we do, for example, to what we expect will be the benefit from reductions in flushing as a side effect.

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

  •
  availability of alternative treatments;

  •
  relative convenience and ease of administration;

  •
  pricing and cost-effectiveness;

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

        We have never commercialized a product candidate, and we currently do not have a marketing or sales organization for the marketing, sales and distribution of FP187 and do not intend to create one at this time. In order to commercialize any of our products that receive marketing approval, we would have to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In the event of successful development of FP187, if we elect to build a targeted specialty sales force, such an effort would be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to FP187, we may choose to partner with third parties that have their own sales forces and established distribution systems, in lieu of or to augment any sales force and distribution systems we may create. If we choose to partner with any such third parties and are unable to enter into collaborations with those third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize FP187 if it receives regulatory approval. If we are not successful in commercializing FP187, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

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

        We incurred net losses of $37.0 million, $19.0 million and $15.7 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, we had an accumulated deficit of $131.2 million. We do not expect to report net income in the future from product sales until we obtain regulatory approval for such product, if ever. Our losses have resulted principally from expenses incurred in research and development of FP187, from general and administrative expenses that we have incurred while building our business infrastructure, and from fair value adjustments to certain convertible loans and net settlement obligations to shareholder warrants. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of FP187.

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

        We will require additional funding to commercialize FP187 for the treatment of RRMS and to exploit and defend our intellectual property. We also will have to seek additional funding to develop and commercialize FP187 for the treatment of indications beyond RRMS, including psoriasis. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. In addition, we may not be able to obtain further funding from governmental bodies.

        Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a consistent basis or at all. Our failure to sustain profitability could depress the market price of our ordinary shares and ADSs and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our ordinary shares and ADSs also could cause you to lose all or a part of your investment.

Raising additional capital may cause dilution to holders of our shares or ADSs, restrict our operations or require us to relinquish rights to our technologies or products.

        Until such time, if ever, as we can generate substantial product revenues, we expect to meet our cash needs through a combination of our existing cash and cash equivalents and additional financings, as needed. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interests of our existing equity holders will be diluted, and the terms of any new securities may include liquidation or other preferences that adversely affect the rights of our existing equity holders. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ADSs to decline. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends.

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

        Due to the international scope of our operations, fluctuations in exchange rates, particularly between the Danish Kroner, British Pound and the U.S. dollar, may adversely affect us. Although we are based in Denmark, we source research and development, manufacturing, consulting and other services from several countries. We have also invested in bonds issued by the governments of Germany, the United Kingdom and the U.S. Further, potential future revenue may be derived from abroad, particularly from the U.S. As a result, our business may be affected by fluctuations in foreign exchange rates between the Danish Kroner, the U.S. dollar, British Pound, the Euro or other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. For example, in the years ended December 31, 2015 and 2014, we benefited from unrealized foreign exchange gains of $11.9 million and $5.6 million respectively. In the future, we could experience a foreign exchange loss of equal or greater size. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements.

        In addition, the possible abandonment of the Euro by one or more members of the EU could materially affect our business in the future. Despite measures taken by the EU to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the Euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the EU. The effects on our business of a potential dissolution of the EU, the exit of one or more EU member states from the EU or the abandonment of the Euro as a currency are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Developments relating to our competitors and their products could materially and adversely affect our business, results of operations, business prospects and the market price of our ADSs.

        In the event that our competitors or others in the pharmaceutical industry experience developments relating to their business, products or product candidates, our business, results of operations, business prospects and the market price of our ADSs could suffer. In particular, adverse events, or the perception of adverse events, relating to Biogen or its Tecfidera® product could have material adverse effects on us. For example, on July 24, 2015, Biogen announced that it was revising its previous annual financial guidance for 2015 with respect to its expected revenue growth in 2015 compared to 2014 from a range of 14%-16% to a range of 6%-8%, based largely on revised expectations for the growth of Tecfidera®, including moderated patient growth in the U.S. market, lower-than-anticipated reimbursement rates in Europe and lower pricing in Germany. The day of Biogen's announcement, the price of our ADSs dropped by approximately 18%. We expect that the market price of our ADSs will continue to be affected by announcements made by Biogen, over which we have no control. Additionally, at least four confirmed cases of PML have been reported in patients being treated with Tecfidera®, which could raise safety concerns and harm the market profile of DMF-based treatments for RRMS, including Tecfidera® and FP187, if and when we are able to commercialize FP187. Similarly, developments relating to other competitors and their products could have significant adverse effects on our business prospects and the market price of our ADSs. For example, competitors may offer their products at reduced prices or with discounts or rebates that increase pricing pressure with respect to therapies for the treatment of our target indications.

Related party transactions may be challenged by tax authorities.

        The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the U.S, have detailed transfer pricing rules which require that all transactions with related parties be priced using arm's length pricing principles. Contemporaneous documentation must exist to support this pricing. The taxation authorities in these jurisdictions could challenge our arm's length related party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. Although we believe that our related-party transactions satisfy the substantive requirements of these transfer pricing rules, if any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we also could be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant negative impact on our future earnings and future cash flows.

        The German tax authorities commenced an audit of the tax returns for our German subsidiary, Forward Pharma GmbH, for each of the three years in the period ended December 31, 2012. The audit is ongoing and no assessment has been received to date from the German tax authorities. It is possible that the German tax authorities could take a position that is contrary to the tax positions taken by Forward Pharma GmbH resulting in the Company being assessed taxes, penalties and interest, which could be material, which would adversely affect the Company's financial position and results of operations.

We may be required to repay all or part of a government grant that we were previously awarded.

        We were awarded a €3.8 million grant from the state owned Sächsische Aufbaubank, or SAB, in Germany that subsidized certain research and development costs that we incurred during the period from March 2007 to December 31, 2012. The grant must be repaid should the SAB determine that the grant was not, or not entirely, used for the specific purpose for which it was given. Further, if we don't establish a production site in Saxony Germany by June 30, 2016 at the earliest or May 31, 2017 at the latest, the grant must be repaid from a share of revenue generated as the result of the funded research and development up to a maximum of the grant amount, plus interest. Should we not comply with this obligation, we will be required to grant the German government rights of use to the results of the funded research. In the future, if the SAB determines that the grant was not used as intended or if we fail to establish a production site in Saxony Germany by June 30, 2016 at the earliest or May 31, 2017 at the latest and we generate revenues as a result of the funded research, we would be obligated to repay the grant. The payment of the grant would negatively affect our financial position and operating results and the affect could be material. For more information see "Item 5. E. Off-balance Sheet Arrangements."

Risks Related to Our Dependence on Third Parties

If we seek to enter into strategic relationships or collaborations and fail to do so on acceptable terms, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

        Our product development programs and the potential commercialization of FP187 or any other product candidates we develop will require substantial cash to fund expenses. Therefore, in addition to financing the developments of FP187 or any other product candidates we develop through additional equity financings or through debt financings, we may decide to enter into collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of such products or product candidates.

        We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. We may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all. Our ability to reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors, including uncertainty related to the validity of our intellectual property as a result of ongoing litigation. If we are unable to enter into one or more collaborations on acceptable terms, we may have to curtail the development of a particular product, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring FP187 to market and generate product revenue. If we do enter into a collaboration agreement, we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

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

  •
  a collaboration partner could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or

  •
  business combinations or significant changes in a collaboration partner's or our business strategy may adversely affect our or our collaboration partner's willingness to complete our or our collaboration partner's obligations under any arrangement.

We expect that we will rely on third parties to conduct any future clinical trials for FP187. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize FP187, which could have a material adverse effect on the success of our business.

        We expect to enter into agreements with third-party CROs to conduct and to manage data for our clinical trials. We will rely heavily on these parties to conduct clinical trials for FP187 and we will not have control over their day-to-day activities. As a result, although we will be responsible for ensuring regulatory compliance of their activities, we will have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through the clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

  •
  have staffing difficulties;

  •
  fail to comply with contractual obligations;

  •
  experience regulatory compliance issues;

  •
  undergo changes in priorities or become financially distressed; or

  •
  form relationships with other entities, some of which may be our competitors.

        Although we will design our clinical trials for FP187, CROs will conduct all of the clinical trials. As a result, many important aspects of our drug development programs are outside of our day-to-day control. In addition, the CROs may not perform all of their obligations under arrangements with us or in compliance with regulatory requirements, but we remain responsible and are subject to enforcement action that may include civil penalties up to and including criminal prosecution for any violations of laws and regulations during the conduct of our clinical trials. If the CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development and commercialization of FP187 may be delayed or our development program materially and irreversibly harmed. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures. We have identified a CRO to manage our proposed Phase 3 clinical trial in RRMS. However, if we are unable to successfully negotiate a master service agreement with the CRO, our Phase 3 trial could be significantly delayed and the costs of our Phase 3 trial could also increase significantly.

        If our relationship with any CRO terminates, we may not be able to enter into arrangements with an alternative CRO. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any such clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize FP187. In addition, negotiating the terms of any commercial relationship with a CRO may prove difficult and may delay the expected start of planning and execution of clinical trials. As a result, our financial results and the commercial prospects for FP187 in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We currently rely on third-party suppliers and other third parties for production of FP187 and other materials and our dependence on these third parties may impair the advancement of our research and development programs and the development of FP187.

        We currently rely on, and expect to continue to rely on, third parties for the supply of raw materials and manufacture of drug supplies necessary for the conduct of our clinical trials, and we intend to rely on third parties for commercial supplies of raw materials and the manufacture of our DMF tablets for commercial sale, if approved. We have a single relationship with a manufacturer (a so-called contract manufacturing organization, or CMO) to purchase excipients (i.e., inactive substances formulated alongside DMF), and to develop and manufacture our DMF, which we do through periodic work orders instead of a formal contractual relationship. We also have a single relationship with another CMO for the formulation, development, manufacture, analysis, packaging and supply of our

DMF tablets, which we also maintain through periodic work orders instead of a formal contractual relationship. We expect to establish relationships with additional CMOs for the supply of raw materials and DMF tablets. Our failure to establish relationships with additional CMOs could have a material adverse effect on our business, financial conditions and results of operations.

        Our current reliance on just one CMO for the purchase of excipients and manufacturing of DMF, and another single CMO for the supply of our DMF tablets, may expose us to more risk than if we were to manufacture FP187 or other products ourselves, or if we were to have relationships with multiple or back-up CMOs for each function. Delays in production by either of these two third parties could delay our clinical trials or have an adverse impact on any commercial activities. In addition, the fact that we are dependent on these two third parties for the manufacture of DMF and formulation of FP187, respectively, means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. Although we oversee these activities in an effort to ensure compliance with our quality standards, budgets and timelines, we have had, and will continue to have, less control over the day-to-day manufacturing of DMF than potentially would be the case if we were to manufacture FP187 ourselves, or have alternative CMOs to turn to in instances where batches of our FP187 did not meet required standards. Further, the CMOs we deal with could have staffing difficulties, might undergo changes in priorities or may become financially distressed, which would adversely affect the manufacture of DMF and the production of our FP187 tablets. In addition, they could be acquired by, or enter into an exclusive arrangement with, one of our competitors, which would adversely affect our ability to access DMF in the form we require. The inability of our single third-party sources of DMF and tablet production to meet our requirements for DMF would have a material adverse impact on our business and prospects.

        We are obliged to work with CMOs and third-party suppliers that comply with EMA, FDA or other regulatory authorities' laws and regulations, including cGMPs, on an ongoing basis. In addition, the facilities used by our CMOs to manufacture active drug substance, sterile drug substance and final drug product must be approved by the FDA and other comparable foreign regulatory agencies following inspections that would be conducted after we submit our NDA or relevant foreign regulatory submission to the applicable regulatory agency. Although we are ultimately responsible for ensuring compliance with these regulatory requirements, we do not have day-to-day control over a CMO or other third-party manufacturer's compliance with these laws, regulations and applicable cGMPs and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of FP187 or that obtained approvals could be revoked, which would adversely affect our business and reputation. In addition, third-party providers, such as our CMOs, may elect not to continue to work with us due to factors beyond our control. They may also refuse to work with us because of their own financial difficulties, business priorities or other reasons, at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

        The manufacture of DMF requires highly specialized safety procedures and equipment and is therefore carried out by a limited number of CMOs. Our Phase 3 trial for FP187 for the treatment of RRMS, when and if initiated, and our planned commercialization of FP187, will greatly increase our requirements for DMF. Currently, a single CMO provides us with our DMF. While we have identified a supplementary source of production and are currently undergoing technical transfer of the manufacturing process with this alternative source, there can be no assurance that we will be able to successfully transfer the process and to agree on the commercial terms of supply with such secondary supplier, or that we will be able to identify other alternative and/or supplementary sources of production, if needed, the failure of any of which could negatively impact our programs.

        In addition to the supply of DMF, we also will rely on CMOs and third-party suppliers to provide us with sufficient quantities of the comparator drug to be used in our proposed Phase 3 trial for FP187 for the treatment of RRMS. While we believe we have identified another third-party supplier of the comparator drug, we continue to seek additional sources of supply of the comparator drug. However, there can be no assurance that we will be able to obtain a sufficient supply of the comparator drug for our proposed Phase 3 clinical trial when needed or on commercially reasonable terms. The inability to do so would have a material adverse impact on our business and prospects.

        Problems with the quality of the work of third parties, such as CMOs, may lead us to seek to terminate our working relationships and use alternative service providers. However, making this change may be costly and may delay our planned trials. In addition, it may be very challenging, and in some cases impossible, to find replacement service providers that can develop and manufacture the necessary raw materials (including DMF), tablets or products in an acceptable manner and at an acceptable cost and on a timely basis. The sale of products containing any defects or any delays in the supply of necessary services could adversely affect our business, financial condition and results of operations.

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

        We have issued to our security holders ADSs and ordinary shares, each of which affords their holders different rights. Currently, only our ADSs are publicly traded (on NASDAQ). An ADS holder will not be treated as one of our shareholders and will not have shareholder rights. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying outstanding ADSs. Holders of ADSs only have ADS holder rights. The deposit agreement among us, the depositary and ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary.

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

Our principal shareholders currently own, in the aggregate, approximately 73% of our ordinary shares. They are therefore able to exert significant control over matters submitted to our shareholders for approval.

        Our shareholders who own more than 5% of our outstanding shares (excluding outstanding shares held by our depositary, Bank of New York Mellon) beneficially own approximately 73% of our ordinary shares. These shareholders are able to significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs.

There may be a lack of liquidity and market for our ordinary shares and ADSs.

        A lack of liquidity in the markets may develop for our ADSs, which would negatively affect the ability of the holders to sell our ADSs or the price at which holders of our ADSs will be able to sell them. Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

        Our ordinary shares underlying the ADSs are not listed on any public securities exchange. The holders of our ordinary shares (except for those shares underlying ADSs held by our depositary), representing approximately 75% of our outstanding ordinary shares in the aggregate as of December 31, 2015, have voluntarily concluded an agreement among them that prohibits the sale of such shares through April 12, 2016. Future sales by our existing shareholders after the expiration of their lock-up agreement or upon termination of their lock-up agreement could limit the ability of an ADS holder to sell the ADSs at the price and time such holder desires. Any such limited trading market may also increase the price volatility of the ADSs or the ordinary shares underlying the ADSs.

Our ordinary shares are controlled by insiders, who could have significant influence over the outcome of corporate actions requiring board and shareholder approval.

        Our Chairman, Florian Schönharting, beneficially owns shares comprising approximately 55% of our voting power. With such concentrated control, Mr. Schönharting has influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors and any other significant corporate action or transaction. As a result, other shareholders and holders of the ADSs may have no effective voice in the management of our company.

Certain of our principal shareholders as well as NB FP Investment II K/S have entered into a shareholders' agreement under which they have agreed to take certain actions that may be adverse to the interests of other shareholders and holders of ADSs.

        Certain of our principal shareholders as well as NB FP Investment II K/S have entered into a shareholders' agreement, under which they have agreed to take certain actions, including with respect to the ability of certain principal shareholders to nominate directors to the board of directors and the obligation to increase share capital in certain circumstances. The shareholders that are party to the shareholders' agreement control a majority of the voting power of our ordinary shares, and the actions taken under or pursuant to the shareholders' agreement may conflict with the interests of other shareholders and holders of ADSs.

ADS holders may not be able to exercise their right to vote the ordinary shares underlying the ADSs.

        Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder in the Company. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders. However, we may not request the depositary to distribute this information, which could effectively limit the ability of ADS holders to direct the voting of the ordinary shares underlying their ADSs.

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

        According to Danish law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless (i) they waive those rights at a meeting of our shareholders (if issued at market value, by at least two-thirds of the votes cast and the share capital represented at such meeting), (ii) such rights are waived individually by each shareholder, or (iii) the additional securities are issued pursuant to an authorization granted to our board of directors including a waiver of preemptive rights. However, our ADS holders in the United States will not be entitled to exercise or sell such rights related to the ordinary shares, which they represent unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to our ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

        Future sales of a substantial number of our ordinary shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. A significant portion of our ordinary shares are subject to voluntary lock-up agreements. If, after the end of such lock-up agreements, whether by termination or expiry, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. In addition, we have registered ordinary shares and ADSs that we may issue under our 2014 Omnibus Equity Incentive Plan and may register shares under other equity compensation plans. As a result, these ordinary shares can be freely sold in the public market or otherwise upon issuance, subject to volume limitations applicable to affiliates and lock-up agreements.

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

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company we are required to report only four years of selected financial data compared to five years for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years from our initial public offering in 2014, although circumstances could cause us to lose that status earlier, including if the market value of our equity securities held by non-affiliates exceeds $700 million as of any June 30 date (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year end). We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

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

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2016. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2015, approximately $1 million of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to detect and/or prevent errors and fraud. Any failure to maintain current controls or implement, on a timely basis, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes Oxley Act of 2002, or work performed by our independent registered accounting firm as part their audit of our financial statements may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

        We are required to disclose changes made in our internal control over financial reporting and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years from our initial public offering in 2014. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation and could adversely affect the price of our ADSs.

In 2013, a material weakness in our internal control over financial reporting relating to inadequate financial statement preparation and review procedures was identified by our independent registered public accounting firm. Although no material weakness was identified in 2014 or 2015, there can be no assurance that a material weakness will not occur again in the future, which could impair our ability to comply with the accounting and reporting requirements within the International Financial Reporting Standards, or IFRS, as issued by the IASB.

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

        During 2014, we hired additional personnel including our Chief Financial Officer as well as other individuals with accounting and financial reporting experience to remediate the underlying causes of the material weakness previously identified by our independent registered public accounting firm. Specifically, we put in place procedures and controls to oversee the preparation and review of our financial statements to comply with IFRS, support timely account reconciliations, and correctly account for and disclose complex accounting issues in our financial statements. Subsequent to the fiscal year ended December 31, 2013, neither management or our independent registered public accountants identified a material weakness, however, we cannot assure you that material weaknesses will not arise in the future. If we cannot maintain adequate internal control over financial reporting that provides reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

Failure to comply with the Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

        Under the Sarbanes-Oxley Act we are required to maintain effective disclosure controls and procedures and internal control over financial reporting. As of December 31, 2015 we were required for the first time to make a formal assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. While we have concluded that our disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2015 there is no assurance that we will be able to maintain adequate disclosure controls and procedures and internal controls in the future. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of the ADSs and our trading volume could decline.

        The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

We believe that we were classified as a passive foreign investment company, or a PFIC, in 2014 and 2015 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look- through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for each of the years ended December 31, 2015 and 2014 and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

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

        A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we are not obligated to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF and accordingly U.S. Holders may not be able to avoid the adverse tax consequences of the PFIC rules. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see "Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders."

Risks Related to Danish Law and Our Operations in Denmark

Preemptive rights may not be available to non-Danish shareholders, and any inability of non-Danish shareholders to exercise preemptive rights in respect of shares issued in any offering by us will cause their proportionate interests to be diluted.

        Under Danish law, existing shareholders will have preemptive rights to participate on the basis of their existing share ownership in the issuance of any new shares for cash consideration, unless those rights are waived by a resolution of the shareholders or the shares are issued pursuant to an authorization granted to the board of directors including a waiver of preemptive rights. The preemptive rights of the shareholders may be waived by two-thirds of the votes cast and of the share capital represented at the general meeting if the share capital increase is made at market price, or, if the share capital increase is made at below market price, by nine-tenths of the votes cast and of the share capital represented at the general meeting. Certain non-Danish shareholders may not be able to exercise preemptive rights for their shares due to restrictions included in securities laws of certain countries, including those applicable in the U.S. To the extent that shareholders are not able to exercise their preemptive rights in respect of the shares in any offering by us, such shareholders' proportional interests will be diluted.

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

We have historically filed our Danish tax returns on a standalone basis; however, due to certain changes to our ownership structure made at the start of 2013, as of January 2013, we must file our Danish tax returns as part of a joint taxation scheme.

        During the period January 19, 2013 to December 31, 2015, we have been subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS' control (collectively "Tech Growth"). Since our establishment of Forward Pharma FA ApS, a wholly owned subsidiary of Forward Pharma A/S, on December 3, 2015 Forward Pharma FA ApS has also been part of the joint taxation scheme. As of December 31, 2015, certain entities have ceased to be part of the joint taxation scheme to the effect that as of January 1, 2016 the companies included in the joint taxation with Forward Pharma A/S are Forward Pharma FA ApS and NB FP Investment General Partner ApS. The latter being the new administration company of the joint taxation scheme after Tech Growth Invest ApS has ceased to be part thereof.

        All members of a Danish tax group are jointly and severally liable for the group's Danish tax liabilities. However, Danish law requires taxing authorities to look primarily to the administration company and its wholly owned entities to satisfy Danish tax liabilities and to look to partially owned entities (such as us) only on a secondary basis. While we do not believe Tech Growth, NB FP Investment General Partner ApS or any other member of the joint taxation scheme has any material Danish tax liabilities, there can be no assurance that it does not have any such material liabilities, that it will not incur such material liabilities in the future, or that it will fulfill any such obligations. If Tech Growth Invest ApS, NB FP Investment General Partner ApS or any other entity that is a member of the joint taxation group has any material Danish tax liabilities that are not satisfied by them or if they, while being members of the joint taxation group, incur any such liabilities in the future, we may be responsible for the payment of such taxes, which could have an adverse effect on our results of operations.

U.S. federal and/or state income tax may apply to us in the future.

        We have taken the position that we are not currently subject to U.S. federal or state income tax. Our Chief Financial Officer, Joel Sendek, is employed by both Forward Pharma A/S and our wholly owned U.S. subsidiary, Forward Pharma USA, LLC, and our Vice President, Finance and Controller Thomas Carbone is employed by Forward Pharma USA, LLC. Pursuant to the U.S. tax laws and the income tax treaty between Denmark and the U.S., we will not be subject to U.S. tax in connection with any of such employees' activities unless there is a U.S. trade or business being conducted in connection with a permanent establishment. While we have taken the position that the functions such employees fulfill do not give rise to U.S. tax liability for us, there can be no assurances that the U.S. tax authorities will agree with such position. If the U.S. Internal Revenue Service disagrees with our position, and/or if the functions of such employees are expanded in the future, and/or we engage additional personnel located in the U.S. whose functions are sufficiently broad, we may be or may become subject to U.S. federal and/or state income tax, which might have a material adverse effect on us and our results of operations.

Claims of U.S. civil liabilities may not be enforceable against us.

        Forward Pharma A/S is incorporated under the laws of Denmark, and its two wholly owned subsidiaries, Forward Pharma GmbH and Forward Pharma FA ApS, are incorporated under the laws of Germany and Denmark, respectively. Substantially all of our assets are located outside the U.S. On a combined basis, the majority of our directors and officers reside outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.

        The U.S. does not have a treaty with Denmark or Germany providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by a U.S. court based on civil liability will not be directly enforceable in Denmark or Germany. However, if the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the U.S. A judgment by a federal or state court in the U.S. will neither be recognized nor enforced by a Danish court but such judgment may serve as evidence in a similar action in such court. In addition, the final judgment of a U.S. court may be recognized and enforced in Germany in compliance with certain requirements including petitioning a German court to enforce such judgment.

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and Development of the Company

        Forward Pharma A/S is a Danish biopharmaceutical company developing FP187, a proprietary formulation of DMF for the treatment of several inflammatory and neurological indications, including MS. Since our founding in 2005, we have worked to advance unique formulations and dosing regimens of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders, including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of RRMS and other immune disorders, such as psoriasis.

        We are a Danish public limited liability company. Our principal executive offices are located at Østergade 24A, 1, 1100 Copenhagen K, Denmark. Our telephone number at this address is +45 33 44 42 42.

        In 2004, a private Swedish company Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company, Aditech Pharma AG, or Aditech), controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), assessed the potential for DMF to become a significant global product. Aditech specifically focused on the development of an innovative delayed and slow release formulation of DMF, with the goal of limiting side effects typically associated with DMF treatment.

        We were founded for the purpose of exploiting a patent family Aditech filed relating to, among other things, formulations and dosing regimens of DMF, and in 2010 we acquired this patent family from Aditech. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to DMF formulations. For more, see "Material Agreements—Aditech Agreement."

        We have not made any significant capital expenditures or divestures during the last three financial years, and do not have any significant capital expenditures or divestitures currently in progress.

B.  Business Overview

Our Company

  Intellectual Property—Interference Summary

        One of our key patent applications in the U.S. is Application No. 11/576,871, or the '871 application. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS. On April 13, 2015, an administrative patent judge at the USPTO's Patent Trial and Appeal Board, or PTAB, declared an interference between our '871 application and U.S. Patent No. 8,399,514 held by a subsidiary of Biogen, Inc., or Biogen, which has claims that also cover a method of treating MS using about a 480 mg daily dose of DMF. The administrative patent judge designated us as the senior party. The interference proceeding will give us the opportunity to prove to the USPTO that we were the first to invent the method of treating MS using about a 480 mg daily dose of DMF. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this interference those two phases have been combined. The default oral argument for the interference is scheduled for November 30, 2016, which effectively concludes the parties' involvement in the interference and will be followed by a decision of the USPTO. The oral argument for the IPR against Biogen's '514 patent, which was instituted in response to a request from the Coalition for Affordance Drugs, is scheduled to be held on the same day. If we prevail in the interference, we expect our '871 patent application to be in condition for allowance and Biogen's Patent No. 8,399,514 to be cancelled, subject to Biogen's right to appeal to the U.S. Court of Appeals for the Federal Circuit. However, if we do not prevail in the interference, we likely would be prevented from commercializing our lead product candidate for RRMS in the U.S. at a 480 mg per day dose, which likely would prevent us from generating any revenue from this product at that dose for MS in the U.S. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurances that the interference proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that claims substantially similar to those in our U.S. Patent Application No. 11/576,871 will ever issue in a patent."

  Our Focus on Dimethyl Fumarate, or DMF

        Oral drugs employing DMF as an active pharmaceutical ingredient, or API, have been in use for over half a century. Today, DMF is the API found in Tecfidera®, which Biogen began selling for the treatment of RRMS following approval by the U.S. Food and Drug Administration, or FDA, in March 2013 and approval by the European Commission, or EC, in January 2014. Biogen reported that Tecfidera®, which is an oral dose of 480 mg of DMF daily (240 mg twice daily), generated global revenue of over $3.6 billion for the year ended December 31, 2015. DMF is also an API found in Fumaderm®, which has been sold for the treatment of psoriasis since 1994 in Germany.

        In order to assess FP187's safety profile for human use, we have performed 28 pre-clinical studies since 2006 and have an additional 7 studies ongoing on DMF, gathering data through animal testing (and in certain cases in vitro testing of DMF in cells) on its pharmacological activity, toxicity profile, and on dosing level effects. All pre-clinical studies apply to both MS and psoriasis development as well as other possible indications. Beginning in 2007, we commenced a set of Phase 1 clinical trials followed by a Phase 2 clinical trial to investigate, among other things, safety and dosing tolerability of FP187. We have successfully completed all of these clinical studies, collectively involving over 300 psoriasis patients and healthy volunteers, and gathered substantial positive safety and dosing data. We also are continuing our pre-clinical regulatory program and conducting additional Phase 1 clinical studies. Importantly, as of the date hereof, we have conducted no clinical trials involving patients with MS, including RRMS.

        To advance FP187 for use as a drug to treat RRMS in the U.S., we held a pre-Investigational New Drug, or IND, application meeting with the FDA in August 2013. Prior to this pre-IND meeting, we submitted a briefing book to the FDA, which included our high-level description of a proposed 48-week Phase 3 trial, which would include approximately 2,000 RRMS patients. On June 10, 2014, the FDA sent us a "may proceed" letter, indicating that the IND is active and that we may conduct studies in humans in the U.S. We intend to compare FP187 to an active beta interferon, or IFNb, comparator drug. The primary efficacy endpoint for the proposed Phase 3 trial will be the Annualized Relapse Rate, or ARR, after 48 and 96 weeks (based on the evaluation of our Data Safety Monitoring Board, or DSMB, of the 48-week data, we may submit our new drug application, or NDA, prior to the 96-week data assessment). The key secondary efficacy endpoint for the proposed Phase 3 trial will be the Sustained Accumulation of Disability, or SAD, after 48 and 96 weeks based on repeated assessments of the Expanded Disability Status Scale, or EDSS. Further secondary endpoints are based on magnetic resonance imaging, or MRI, markers.

        EDSS has been recognized by the EMA as the most widely used and known scale to assess disability in RRMS patients. EDSS scores are measured periodically (generally in intervals of three to six months) based on a standard neurological examination of seven major functional systems and observations concerning gait and use of assistive devices. EDSS is reported using a scale ranging from 0 to 10 in 0.5 unit increments, each of which represents a higher level of disability. SAD is defined as a specified increase from baseline in EDSS that persists for at least 12 weeks.

        Following, and subject to, completion of our planned Phase 3 trial and positive results, we intend to submit a NDA for FP187 to treat RRMS. Approval by the FDA of a NDA is dependent on a number of factors. A final decision as to whether the program we shared with the FDA in advance of our pre-IND meeting is sufficient for approval (including the sufficiency of our proposed single Phase 3 trial and whether a favorable effect on SAD or other secondary endpoints will need to be demonstrated by us at the time of our NDA submission) can only be made by the FDA once it has reviewed our full NDA package.

        We expect that patient enrollment for our proposed Phase 3 trial would take at least 18-22 months, with completion of the final patient's initial 48-week treatment period after a total of at least 30-34 months. When the last patient dosed has completed the 48-week treatment period, we expect that we will have a substantial number of patients with two years of data, which we believe will allow us to complete an analysis of the effects of FP187 on SAD which can be provided to the FDA if we submit our NDA on the basis of the 48-week ARR data. As a result, we believe that any requirement by the FDA for data on EDSS/SAD will not delay a decision on whether to approve FP187 for the treatment of RRMS.

        The program we shared with the FDA in advance of our pre-IND meeting contemplates that we will submit our NDA for FP187 to treat RRMS under Section 505(b)(1) of the U.S. Federal Food, Drug, and Cosmetic Act, or FDC Act, based on pre-clinical and clinical data we have and will have developed and independently own. Section 505(b)(1) of the FDC Act prescribes how a product may be submitted for approval by the FDA as a new drug based on clinical trial data and other information independently developed and owned by the party making the NDA submission, or obtained from a third party with a right of reference.

        In consultation with a CRO, we are continuing preparations for the Phase 3 trial program, including identifying potential study sites. In parallel, we are investigating alternative Phase 3 clinical strategies in RRMS with a goal to optimize our current clinical plan. We expect to assess these trial optimization strategies as we continue preparations for our planned Phase 3 trial in RRMS during 2016, in anticipation of beginning a Phase 3 trial in the second half of 2016. We believe it is possible that an optimized plan, if one can be implemented, could shorten our time to commercialization and/or reduce costs. However, if we are unable to successfully negotiate a final master service agreement with the CRO incorporating any alternative clinical strategies we may pursue and obtain any required FDA and other regulatory approvals, our Phase 3 clinical trial could be significantly delayed and the costs thereof could increase significantly.

        In November 2013, we held a scientific consultation on FP187 for the treatment of MS with the EMA. We expect to apply for a European Union, or EU, marketing authorization for FP187 to treat RRMS.

        In Europe, we have held preliminary discussions concerning marketing authorization for FP187 in moderate to severe psoriasis with the Federal Institute for Drugs and Medical Devices (Bundesinstitut für Arzneimittel und Medizinprodukte, or BfArM) in Germany.

        We intend to pursue the development of FP187 for the treatment of psoriasis, and are currently engaged in re-defining our psoriasis strategy and the clinical development required. We also continue to explore FP187 and other DMF-related formulations for the treatment of other immune disorders.

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

        Tecfidera® is sold in both the U.S. and Europe. We estimate that there have been well over 170,000 patient years of exposure to drugs containing DMF.

  Our Intellectual Property

        Our intellectual property includes patents and patent applications in the U.S and Europe. We divide our intellectual property portfolio primarily into two patent families, which we refer to as our "core composition patent" family and our "erosion matrix patent" family.

        Our core composition patent family, based on international application PCT/DK2005/000648, filed on October 7, 2005, discloses, among other things, formulations and dosing regimens of DMF, including the use of a dose of 480 mg of DMF per day to treat MS.

        Our erosion matrix patent family, based on international application PCT/EP2010/050172, filed on January 8, 2010, covers our delayed and slow release formulations of DMF in FP187 as used in our set of Phase 1 clinical trials and Phase 2 clinical trial.

Key Intellectual Property

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Interference declared by PTAB.
U.S. App. 14/213,399	Core Composition	On appeal to PTAB.
U.S. App. 14/212,503	Core Composition	On appeal to PTAB.
EP2801355	Core Composition	Granted. Subject of infringement litigation in Germany, which is currently stayed. Subject to several oppositions filed by third parties with the EPO.
EP05789026.1	Core Composition	Pending.
EP15166243.4	Core Composition	Pending.
EP14172390.8	Core Composition	Pending.
EP14172396.5	Core Composition	Pending.
DE202005022112.0	Core Composition	Subject of infringement litigation and cancellation proceedings in Germany. Infringement litigation is currently stayed.
EP2316430	Core Composition	Revoked by the EPO pending appeal.
U.S. Patent No. 8,906,420	Erosion Matrix	Issued.
EP2379063	Erosion Matrix	Granted. Oppositions filed by third parties were rejected by the EPO in the first instance and the patent was maintained.
EP12193798.1	Erosion Matrix	EPO has issued a notice of intention to grant this application.
JP App. 2011-544876	Erosion Matrix	Granted.

Core Composition Patent Family

  U.S. Intellectual Property

        U.S. Patent Application No. 11/576,871.    One of our key patent applications in the U.S. is the '871 application. The '871 application stems from the international application PCT/DK2005/000648 filed on October 7, 2005, and claims the benefit of an earlier filed U.S. provisional application and four Danish applications. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS. On April 13, 2015, an administrative patent judge at the PTAB declared an interference between our '871 application and Biogen's U.S. Patent No. 8,399,514, or Biogen's '514 patent, which has claims that also cover a method of treating MS using about a 480 mg daily dose of DMF. The administrative patent judge designated us as the senior party. The party with the earliest effective filing date to the common invention is designated "senior party" and is entitled to the presumption that it is the first inventor.

        An interference is an administrative proceeding at the USPTO to determine which party is the first to invent an invention claimed by two parties. Biogen, as the junior party in the interference, has the burden of proof to show a date of invention that predates our invention. During the interference, the parties can dispute the patentability of the other party's claims, challenge the senior party designation and present proof of prior invention. The interference proceeding will give us the opportunity to prove to the USPTO that we were the first to invent the method of treating MS using about a 480 mg daily dose of DMF. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this interference those two phases have been combined. The default oral argument for the interference is scheduled for November 30, 2016, which effectively concludes the parties' involvement in the interference and will be followed by a decision of the USPTO.

        As a preliminary matter, the administrative patent judge has accorded benefit to our Danish Application No. PA 2004 01546, filed on October 8, 2004. On August 6, 2015, Biogen filed a motion in the interference to vacate benefit to this priority date. Although we believe we are entitled to the benefit of this priority date, there is no guarantee that the USPTO will agree with us. Biogen has also filed a motion in the interference alleging that our claims are unpatentable under 35 U.S.C. Section 112 and alleging that our claims are unpatentable for lack of written description and lack of enablement. While we intend to oppose Biogen's motion, there can be no assurance that we will be successful in doing so. In addition, Biogen has asserted February 19, 2004 as its date of conception of the invention claimed in its '514 patent, which is earlier than October 8, 2004, the priority date to which our '871 patent application has been accorded benefit as a preliminary matter by the administrative patent judge. As the junior party in the interference, Biogen has the burden of proving an earlier date of conception and diligent reduction to practice of the invention from a date just before our earliest effective filing date through the date of Biogen's earliest alleged reduction to practice, which is currently February 8, 2007, the date of Biogen's U.S. provisional application. Thus, Biogen must show diligence for a 28-month period from October 2004 through February 2007.

        On August 6, 2015, we filed four motions in the interference. Our first motion alleges that Biogen's '514 patent is unpatentable under 35 U.S.C. Sections 102 and/or 103 in view of the publication of our international application PCT/DK2005/000648. Our second motion alleges that Biogen's '514 patent claims are unpatentable under 35 U.S.C. Section 112 for lack of written description. Our third motion seeks benefit of the filing dates of our three additional Danish applications and our U.S. provisional application. Our fourth motion attacks Biogen's benefit claim to its February 8, 2007 U.S. provisional application.

        If Biogen is successful in proving that our claims are unpatentable, we would not prevail in the interference proceeding. Even if we can defeat Biogen's argument that our claims are unpatentable, if Biogen is successful in proving an earlier date of conception and diligent reduction to practice, we would not prevail in the interference proceeding unless we can successfully prove that Biogen's claims are unpatentable. If we fail to prevail in the interference proceeding and Biogen's '514 patent is upheld, we likely would be prevented from commercializing our lead product candidate for RRMS in the U.S. at a 480 mg per day dose, which likely would prevent us from generating any revenue from this product at that dose in the U.S. If we prevail in the interference, we expect our '871 application to be in condition for allowance and Biogen's '514 Patent to be cancelled. However, either party may appeal the outcome of the interference proceeding. A recent federal court of appeals decision eliminated the district court route of appeal for interference proceedings, leaving only the U.S. Court of Appeals for the Federal Circuit as an option. This route of appeal typically does not allow for the admission of new evidence, and we expect that this appeal route would take about 6-12 months. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurances that the interference proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that claims substantially similar to those in our U.S. Patent Application No. 11/576,871 will ever issue in a patent."

        U.S. Patent Application No. 14/213,399.    A second key patent application in the U.S. is Application No. 14/213,399, or the '399 application. The '399 application claims the use of delayed release formulations of DMF to treat MS according to an up-titration (i.e., increasing dose) regimen that reaches a total daily dose of 480 mg. On April 1, 2015, a USPTO patent examiner issued a "final rejection" of this application, but we have appealed this decision and the PTAB may ultimately find our '399 application to be allowable. These claims are substantially similar to claims in another application of ours, No. 13/957,117, which were found allowable by the USPTO, but which we voluntarily abandoned.

        U.S. Patent Application No. 14/212,503.    A third key patent application in the U.S. is Application No. 14/212,503, or the '503 application. The '503 application claims a method of treating a MS subject with 480 mg of DMF per day, using delayed release formulations containing from 120 mg to 240 mg of DMF which, following administration, result in certain levels of monomethyl fumarate, or MMF, the main metabolite of DMF, in the bloodstream. On April 17, 2015, a USPTO patent examiner issued a "final rejection" of this patent application but we have appealed this decision and the PTAB may ultimately find our '503 application to be allowable. These claims are substantially similar to claims in another application of ours, No. 13/957,220, which were found allowable by the USPTO, but which we voluntarily abandoned.

  European Intellectual Property

        European Patent EP2801355.    Our issued European patent EP2801355, or the '355 patent, covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions which have an enteric coating. The European Patent Office, or EPO, completed their review of this application and issued this patent on May 20, 2015. This patent has been opposed by several parties. We expect the first instance hearing of this opposition proceeding in the EPO to take place in 2017 or later. An opposition proceeding is a special proceeding heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. Assuming we successfully defend the patent during the opposition proceeding, the patent has a maximum duration until October 2025. This is our first issued patent covering the use of 480 mg per day of DMF to treat MS. The EPO examiner allowed our 480 mg/day patent claims (meaning that the examiner determined that our claims met the statutory requirement of patentability) after considering two anonymous third-party observations that requested the EPO decline to grant the application as well as to suspend its examination. The validity of the national parts of the '355 patent could also be challenged in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition proceedings.

        SPC Applications.    In a number of countries in the EU, we have applied for national SPCs in reliance on the '355 patent and the EU marketing authorization for Biogen's product Tecfidera®. If these applications are successful, the resultant SPCs will effectively extend the duration of the '355 patent, insofar as it covers Tecfidera®, from October 2025 until January 2029. This is possible because the case law of the European Court of Justice currently allows patent holders to obtain SPCs in reliance on marketing authorizations held by third parties. If the case law were to change such that this is no longer a possibility, we would expect any such SPCs granted in our favor to be revoked. Further, if an EU national court were to hold (subject to any appeal) that the claims of the '355 patent do not cover Tecfidera®, we would expect the national court to revoke any SPC granted in our favor in that country.

        German Utility Model DE202005022112.0.    Our utility model, which was published on June 5, 2014 and expired on October 7, 2015, covers, among other things the treatment of MS with 480 mg per day of DMF in a pharmaceutical composition. On November 18, 2014, we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf, Germany, asserting infringement of our utility model patent by Biogen's marketing of Tecfidera® in Germany with a label instructing a daily dose of 480 mg for the treatment of MS. On May 22, 2015, we expanded the existing lawsuit filed by us against Biogen in the Regional Court of Dusseldorf, to include the assertion of infringement of the '355 patent discussed above. We seek damages for Biogen's sales of Tecfidera® in Germany. If the court agrees with our assertion, we expect the court will declare that we would be entitled to damages and/or compensation for unjust enrichment. If we are unsuccessful, we could be subject to a claim by Biogen for statutory legal fees. An oral hearing in Germany originally scheduled for March 24, 2016 at the Regional Court in Dusseldorf has been stayed (i.e., postponed) under a mutual agreement between the parties. That stay will expire, in the case of the '355 patent, upon an initial decision in the EPO opposition proceedings against the '355 patent, and in the case of the utility model, upon a decision in both the '355 EPO opposition proceedings and the utility model cancellation proceedings as discussed further below.

        Utility models are registered without substantive examination and on July 15, 2015, Biogen filed a request for cancellation of our German Utility Model DE202005022112.0 with the German Patent and Trademark Office. If successful, this request would result in the invalidation of the utility model and, if the invalidation decision becomes final, in our losing the lawsuit based thereon in the Regional Court in Dusseldorf.

        European Patent Application EP14172390.8.    A key patent application in the EU is EP14172390.8, or the 0.8 application. The 0.8 application covers, among other things, the treatment of MS with 480 mg per day of DMF using a controlled-release composition with particular in vitro dissolution profiles. The EPO has completed its initial review of this application and has issued a positive "European search report" indicating that the application meets patentability requirements. Several anonymous third-party observations asking the EPO to decline to grant this application have since been filed with the EPO with respect to the 0.8 application. We have responded to an office action relating to the first two third-party observations, and are in the process of responding to an additional third-party observation.

        European Patent Application EP14172396.5.    Another key patent application in the EU is EP14172396.5, or the 6.5 application. The 6.5 application covers, among other things, the treatment of MS with 480 mg per day of DMF using controlled-release compositions. The EPO has completed its initial review of this application and has issued a negative search report. No objections concerning lack of novelty are raised in the search report from the EPO, however, the search report included objections with regard to lack of inventive step as well as possible added matter. Several anonymous third-party observations asking the EPO to decline to grant this application have since been filed with the EPO with respect to the 6.5 application. We have responded to the EPO's negative search report and the first third-party observation. We are in the process of responding to all additional third-party observations.

        European Patent Application EP05789026.1.    Another key patent application in the EU is EP05789026.1, or the 6.1 application. The 6.1 application covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The EPO has issued an office action. Additionally, we have received an anonymous third-party observation. We responded to the office action on December 30, 2015.

        European Patent Application EP15166243.4.    Another key patent application in the EU is EP15166243.4, or the 3.4 application. The 3.4 application covers, among other things, compositions containing DMF where the daily dosage is 480 mg and the DMF is released depending on pH. The EPO has completed its initial review of this application and issued a negative search report on January 13, 2016. We are in the process of responding to the search report.

        European Patent EP2316430.    Our European patent EP2316430 covers DMF formulations with certain in vitro dissolution profiles. By a decision issued in July 2015, an Opposition Division of the European Patent Office revoked EP2316430, in particular, for the reason that the claims allegedly contain subject matter not directly and unambiguously derivable from the original application as filed. The Opposition Division did not adjudicate on the issues of novelty or inventive step. We have filed an appeal against this decision. Thus, the revocation will only become effective if and when confirmed by the Technical Board of Appeal. As in any legal proceeding, there can be no assurance that we will be successful in our appeal. The claims of this patent are different from the claims of both the '871 application (the U.S. patent application that is currently in an interference proceeding in the U.S.), as well as the '355 European patent and utility model that are the basis of our ongoing litigation against

Biogen in Germany. However, the '355 patent, the utility model and European patent EP2316430 are divisionals of the same original application.

Erosion Matrix Patent Family

        A patent from our erosion matrix patent family, EP2379063 (covering matrix formulations with a thin enteric coating), has been granted by the EPO. Multiple third parties, including Biogen, opposed this patent before the EPO. Those oppositions were rejected by the EPO and the patent was maintained in its entirety at a hearing on April 5, 2016. One or more of the opponents may appeal this decision.

        We also have European Application EP12193798.1 (containing claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). The EPO has issued a notice of its intention to grant this application.

        In the U.S., the USPTO reviewed the European oppositions to EP2379063 and has since issued our patent application 13/143,498 covering FP187, which is entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix." The application issued as U.S. Patent No. 8,906,420 on December 9, 2014, and will expire in January 2030.

  Other Patent Families

        Beyond our core composition patent and erosion matrix patent families, our other patent families include U.S. Patent Application No. 14/419,031, European Patent Application EP 13745073.0, PCT/EP2014/068094 and PCT/EP2014/068095, mainly directed to dosing regimens of DMF. We believe that our overall patent portfolio, if allowed, should position FP187 competitively for the treatment of RRMS and other indications in the key markets of the U.S. and the EU.

  Our Business Strategy

        We have focused on DMF's potential as an immune-modulating drug to improve the health and well-being of patients with immune disorders for approximately the past 10 years, during which time we have assembled and continue to develop our intellectual property portfolio and regulatory strategy. We believe our intellectual property portfolio, combined with the clinical data we have and will have independently obtained and the discussions we have had with the FDA, BfArM and EMA, provide us with the opportunity to pursue the development of FP187 for the treatment of RRMS and other indications in the U.S. and the EU. We intend to pursue a Phase 3 clinical trial of FP187 for the treatment of RRMS which we believe, if successful, would (in combination with other data on FP187 we have and are obtaining) allow us to submit an NDA in the U.S. and a separate marketing authorization application in the EU for FP187 to treat RRMS. In parallel, we are investigating alternative Phase 3 clinical strategies in RRMS with a goal to optimize our current plan. We intend also to pursue the development of FP187 for the treatment of psoriasis, and are currently engaged in re-defining our psoriasis strategy and the clinical development required. We also continue to explore FP187 and other DMF-related formulations for the treatment of other immune disorders.

        Components of our business strategy include:

  •
  Successfully develop FP187 for the treatment of RRMS.  We plan to pursue approval from the FDA and the EC of FP187 for the treatment of RRMS. If FP187 is approved for RRMS treatment, and if we are successfully able to exploit and defend our intellectual property rights related to FP187 in the U.S. and EU and are not hindered from doing so by third-party rights, we believe FP187 could be an important therapeutic in the multi-billion dollar MS drug market.

  •
  Successfully develop FP187 for the treatment of other indications such as psoriasis.  We plan to pursue FP187 for the treatment of psoriasis or other indications, and are currently engaged in re-defining our psoriasis strategy and the clinical development required. We believe that, if approved, FP187 could become a compelling treatment option for patients with psoriasis or other indications.

  •
  Exploit and defend our intellectual property rights.  We believe our patents and patent applications related to, among other things, our proprietary formulation technology, combined with our patents and patent applications claiming dosing levels of DMF, are valuable assets of our company. We intend to exploit our intellectual property by continuing to pursue our patent applications by defending our patent rights as we deem necessary for our business and by enforcing our patent rights against third-party infringers.

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

  •
  Continue to explore, and potentially develop, other DMF-related formulations for the treatment of other immune disorders.  We intend to continue to explore and potentially develop other DMF-related formulations for the treatment of other immune disorders.

  Mode of Action of DMF and Our Proprietary Formulation

        Mode of action.    While the exact mode of action of DMF is not fully understood, we believe that some of its therapeutic effects are mediated via modulation of the immune system. From studying scientific literature on immune cells in vitro and Company-sponsored research, we believe that DMF can rapidly form adducts by combining with the antioxidant molecule glutathione, or GSH, leading to the functional depletion of GSH, followed by the modulation of various cellular pathways. We believe that one important downstream event of intracellular GSH depletion is the increased expression of the anti-inflammatory stress protein HO-1, with subsequent induction of type II dendritic cells leading to a reduction of inflammatory responses. We also believe that the depletion of GSH can induce apoptosis or cell death in different cell types including activated T cells, reducing inflammatory responses. We believe other pre-clinical data have indicated that DMF can also protect cells, including neuronal cells, against oxidative stress.

        In animal models, described in scientific literature and from Company-sponsored research, GSH/DMF adducts have been found in the gastrointestinal, or GI, mucosa and in the portal vein blood, but not in organs like the heart, brain and liver, which suggests to us that the clinical effects of DMF may be mediated at least in part by DMF exerting its action within the tissues in the intestine or pre-systemic circulation. Such a mode of action of DMF is also supported, we believe, by the fact that DMF has not been directly detected in the bloodstream.

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

        Formulation and clinical profile of FP187.    Our proprietary DMF formulation, FP187, employs two strategies which we believe improve the release of DMF by reducing the peaks of MMF in the bloodstream while maintaining overall DMF exposure levels, which, in turn, may control DMF's side effects. FP187 uses an enteric coating material, which forms a polymeric barrier around each DMF-containing core tablet for the purpose of inhibiting the release of DMF in the stomach and allowing for release in the small intestine. Due to the enteric coating, the FP187 tablet remains intact in acid conditions like those found in the stomach but dissolves in a less acidic environment like the one found in the small intestine. The enteric coating employed by FP187 is thinner than the coating used by the other DMF products, which we believe results in the earlier onset of release of DMF in the small intestine. In addition, the DMF in FP187 is embedded in a slow eroding interior structure, which we call our erosion matrix formulation, resulting in what we believe to be a slower release of DMF in the small intestine after the enteric coating has dissolved.

        We believe that all currently available products containing DMF have an enteric coating that controls and inhibits the undesired release of DMF in the stomach and permits the release only in the more neutral environment of the small intestine. Once the enteric coating is dissolved in the small intestine, DMF-containing products such as Tecfidera® or Fumaderm® that are not formulated with an erosion matrix formulation or other rate-controlling release technology may result in DMF being released from the tablet (Fumaderm®) or individual microtablet (Tecfidera®) in a more concentrated and immediate burst. We believe that the slow rate of release of DMF permitted by FP187's erosion matrix formulation greatly reduces the peaks of MMF in the bloodstream observed with formulations in which the DMF is not incorporated into a rate-controlling release formulation, while ensuring that a therapeutically effective dose of DMF is administered, potentially producing fewer and less severe flushing episodes. In addition, we believe that the rate-controlled release of DMF from the erosion matrix formulation, together with the earlier start of release in the small intestine, may allow absorption of DMF over a larger area of GI mucosa, potentially leading to lower local GI concentrations and therefore, we believe, potentially less severe side effects.

        In the completed clinical trials we have performed with FP187, flushing, GI complaints (primarily diarrhea and abdominal pain) and changes in white blood cell counts occurred. All of these side effects resolved or the white blood cell counts returned to their pre-treatment values during the treatment period (without any change in the treatment regime) or during the follow-up period or were deemed not to be clinically relevant at the end of the study. Despite the white blood cell count changes, no increase in infections was observed. In our completed Phase 2 study of FP187, seven Serious Adverse Events, or SAEs, were reported. Five cases were classified by the investigator as being unrelated to the use of FP187, while two cases were judged by the investigator as being possibly related to the use of FP187. One patient was hospitalized with severe GI pain but was discharged the next day, after receiving intravenous fluid overnight, and continued on with the study until its conclusion without further complaints. The second patient had a transient ischemic attack, or TIA. This patient had hypertension prior to participating in the trial and a family history for cardiovascular diseases. Based on our review of the German spontaneous reporting system (a database maintained by BfArM for drug-related Adverse Events, or AEs) covering an estimated patient exposure for Fumaderm® of more than 200,000 patient years, and the recent FDA approval of Tecfidera® in the U.S. and EU with more than 170,000 patient years, we do not believe there is any evidence of an increased risk for cardiovascular related AEs.

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

        The Multiple Sclerosis International Foundation recently estimated that approximately 2.3 million people suffer from MS worldwide. It is estimated that between 60% and 65% of MS patients have what is referred to as RRMS, characterized by recurrent acute exacerbations of neurological dysfunction followed by variable degrees of recovery with clinical stability between relapses, which would mean approximately 1.5 million people worldwide suffer from RRMS. The majority of patients are diagnosed with MS between the ages of 20 and 40. Almost half of relapses result in incomplete recovery of neurological function and leave permanent disability and impairment that accumulates over time. Owing to the complications of chronic disability, life span for patients with MS is typically shortened by approximately 10 years.

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

Clinical Development Summary

        Our clinical development strategy has been designed with a view towards satisfying marketing approval requirements in both the U.S. and the EU, while allowing us to create an electronic common technical document that we can use for marketing authorization applications in other jurisdictions. We have conducted an extensive pre-clinical program and have completed several Phase 1 clinical trials and one Phase 2 clinical trial. We are currently conducting additional Phase 1 clinical trials, and are in the process of planning a Phase 3 clinical trial of FP187 in RRMS. Our current proposed Phase 3 clinical trial design for FP187 in RRMS is large, with approximately 2,000 RRMS patients to be enrolled. However, in parallel, we are evaluating alternative Phase 3 clinical strategies in RRMS, which could shorten our time to commercialization and/or reduce costs. We expect to complete these evaluations during 2016, in anticipation of beginning the Phase 3 trial in the second half of 2016.

Completed clinical trials

        The following table sets forth information regarding completed clinical trials involving FP187:

Study	Phase	Total Patients Enrolled	Trial Design	Status	Dates
FP187-101	Phase 1	24	Randomized, single dose (240 mg) three way crossover pharmacokinetic, or PK, study in healthy volunteers carried out in one clinical trial center in Germany.	Completed	January 15, 2007 - April 28, 2008
FP187-102	Phase 1	20	Randomized, single dose (240 mg) four way crossover PK study in healthy volunteers carried out in one clinical trial center in Germany.	Completed	November 11, 2008 - April 17, 2009
FP187-103	Phase 1	18	Randomized, single dose (240 mg) three way crossover PK study in healthy volunteers carried out in one clinical trial center in Germany.	Completed	February 4, 2009 - July 28, 2009
FP187-201	Phase 2 (Psoriasis)	252

Randomized, double-blind, placebo-controlled, 20-week treatment period study with three FP187 dose groups with two dosage levels and an open, flexible up-titration group carried out in 17 clinical trial centers in Germany.

				Completed	September 7, 2010 - January 9, 2012

        We have additional Phase 1 studies ongoing covering pharmacokinetic investigations on FP187 to evaluate its in vivo release profile as well as tolerability.

        Our extensive pre-clinical data, combined with our positive Phase 1 and 2 clinical trial results, has enabled us to advance development of DMF for RRMS, psoriasis and potentially other immune disorders.

Pre-Clinical Studies

        To assess FP187's safety profile for human use, we have performed 28 pre-clinical studies on DMF since 2006, gathering data on its pharmacological activity, toxicity profile, and on dosing level effects through animal testing and in vitro testing of DMF. This pre-clinical program consisted of seven safety pharmacology studies, three single and multiple dose toxicokinetic studies, four studies on metabolism and drug interaction, two distribution studies, four acute toxicity studies, three dose-range repeat studies, two 28-day repeat dose toxicity studies, two 13-week repeat dose toxicity studies, and a four-part genotoxicity study. We also have seven studies ongoing including carcinogenicity studies, chronic toxicity studies and reproduction studies.

        In Europe, the EMA and BfArM do not require further pre-clinical testing other than short-term reproductive toxicology studies that we have initiated. No additional long-term toxicology or carcinogenicity studies will be required for our marketing authorization application in Europe.

        In the U.S., carcinogenicity, chronic toxicity and other short-term studies will be required and we have initiated such studies. We have received recommendations on our plans to perform pre-clinical carcinogenicity studies on DMF from the FDA's Executive Carcinogenicity Assessment Committee, or CAC, and we have taken these recommendations into account in the design of our studies. Two important and long-term carcinogenicity studies have been initiated and are ongoing in Germany at our pre-clinical supplier.

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

Phase 1 clinical trials

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

Phase 2 clinical trial

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

        Secondary endpoints were to evaluate the efficacy and safety as assessed by PASI, static Physician's Global Assessment, or sPGA, patient global assessment, or PaGA, patients' disease-related quality of life score, patient assessed pruritus, AEs and SAEs. Included were male and female patients at least 18 years of age, with a clinical diagnosis of psoriasis with a body surface area of no less than 10% and at least a PASI of 10, and with stable disease for at least 6 months prior to study start. Exclusion criteria included prior discontinuation of treatment with other DMF-containing products as a result of lack of efficacy or due to side effects.

        The trial design included an up-titration schedule of two weeks to the 500 mg dose and three weeks to the 750 mg dose. A separate open-label flexible up-titration treatment arm (target dose 750 mg) was added to the study to investigate impact on tolerability of a more flexible and longer up-titration period.

  Statistical analysis

        The primary efficacy analysis was performed based on the full analysis, or FA, set (randomized patients receiving at least one dose of trial drug) and the per protocol, or PP, set (patients of the FA set without major protocol violations and a PASI evaluated at week eight or later). For the primary endpoint to be met, both the PP and FA analysis sets individually needed to be significant. The two 750 mg dose groups were pooled, as per the prospectively defined analysis strategy.

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

  Safety

        Seven SAEs were reported in the FP187 treatment groups, each of which only occurred once. Five cases were classified by the investigator as being unrelated to the use of FP187, while two cases were judged by the investigator as being possibly related to the use of FP187. One patient, who had hypertension and a family history of cardiovascular diseases, experienced a transient ischemic attack, or TIA, while a second patient experienced severe abdominal pain over a period of approximately 24 hours. The patient experiencing the TIA discontinued the treatment regimen but the patient experiencing abdominal pain continued the treatment regimen after being discharged from the hospital without additional drug-related AEs. These cases have been reported to the FDA and European regulatory authorities but have not resulted in any requests from such authorities. No deaths were reported in the trial. No notable difference between active and placebo arms was seen for the frequency of infections, change in pulse, blood pressure or weight, change in triglycerides, cholesterol, HDL-C or LDL-C, change in liver enzymes, creatinine, or creatinine clearance (Cockcroft-Gault-Formula). A mild eosinophilia (i.e., increase in eosinophil blood cell count) was observed in all treatment groups, including the placebo group, whereas moderate and severe eosinophilia occurred only in FP187 treatment groups. Similarly, a mild lymphopenia (i.e., decrease in lymphocyte blood cell count) was observed in all treatment groups, including the placebo group, whereas moderate and severe lymphopenia occurred only in FP187 treatment groups. All returned to pre-treatment values during the course of the study or were considered by the investigator to be not clinically relevant at the end of the study. Both eosinophilia and lymphopenia are well documented AEs of fumaric acid ester therapy. No increased rate of infection was observed among patients with either eosinophilia or lymphopenia.

  Tolerability

        Gastrointestinal, or GI, AE and flushing are well-known side effects for fumaric acid ester treatments.

        While the majority of patients treated with FP187 reported at least one GI tolerability event, such as diarrhea or abdominal pain, the median number of GI events per patient in the 500 mg and 750 mg groups was only two, and 92% of events were mild or moderate. Flushing was reported by 4%, 17%, and 13%, for the placebo, 500 mg, and 750 mg groups, respectively. The median number of flushing events per patient in the 500 mg and 750 mg groups was one, and 100% of events were mild or moderate. GI-related events and flushing mainly occurred within the first four weeks of the study, as has been reported for other fumaric acid ester therapies. The overall discontinuation rate in our trial was lower in all active therapy arms than in the placebo arm. Flushing events appeared to be recorded at a lower rate in the 500 mg and 750 mg doses of FP187 than the rate seen in most clinical trials with DMF-containing products, but this has not been confirmed by a head-to-head study.

Ongoing and planned clinical trials and market authorization application strategy

        To advance FP187 for use as a drug to treat RRMS in the U.S., we held a pre-Investigational New Drug, or IND, application meeting with the FDA in August 2013. Prior to this pre-IND meeting, we submitted a briefing book to the FDA, which included our high-level description of a proposed 48-week Phase 3 trial, which would include approximately 2,000 RRMS patients. We intend to compare FP187 to an active beta interferon, or IFNb, comparator drug. The primary efficacy endpoint for the proposed Phase 3 trial will be the Annualized Relapse Rate, or ARR, at weeks 48 and 96. The key secondary efficacy endpoint for the proposed Phase 3 trial will be the Sustained Accumulation of Disability, or SAD, based on repeated assessments of the Expanded Disability Status Scale, or EDSS. Further secondary endpoints are based on magnetic resonance imaging, or MRI, markers. We filed our IND for RRMS on April 30, 2014. On June 10, 2014, the FDA sent us a "may proceed" letter, indicating that the IND is active and that we may conduct studies in humans in the U.S.

        The protocol for our currently planned Phase 3 trial will permit an interim analysis after all randomized patients have either completed the 48-week treatment period or discontinued treatment. Our DSMB will determine whether the 48-week treatment data are sufficient to support submission of a New Drug Application, or NDA, for FP187 to treat RRMS. If our DSMB determines that the data are sufficient to demonstrate efficacy, we intend to submit an NDA for FP187 to treat RRMS on the basis of those data. If not, we intend to wait to submit an NDA until the 96-week treatment data are available. Approval by the FDA of an NDA is dependent on a number of factors. A final decision as to whether the program we shared with the FDA in advance of our pre-IND meeting, as we have subsequently revised it, is sufficient for approval (including the sufficiency of our proposed single Phase 3 trial and whether a favorable effect on SAD or other secondary endpoints will need to be demonstrated by us at the time of our NDA submission) can only be made by the FDA once it has reviewed our full NDA package. We will also be required to provide information in our NDA on adequate dose exploration of FP187 in patients with RRMS.

        Currently, we are investigating alternative Phase 3 clinical strategies in RRMS with a goal to optimize our current clinical plan. We expect to assess these trial optimization strategies as we continue preparations for our planned Phase 3 trial in RRMS during 2016, in anticipation of beginning a Phase 3 trial in the second half of 2016. We believe it is possible that an optimized plan, if one can be implemented, could shorten our time to commercialization and/or reduce the cost. However, if we are unable to successfully negotiate a final master service agreement with the CRO incorporating any alternative clinical strategies we may pursue and obtain any required FDA and other regulatory approvals, our Phase 3 clinical trial could be significantly delayed and the costs thereof could increase significantly.

        We intend to submit the same pre-clinical and clinical data package to the EMA following our RRMS NDA submission to the FDA.

Additional Phase 1 and Phase 2 clinical trial(s)

        We intend to conduct or have already initiated the following additional Phase 1 clinical trials to further investigate the safety and tolerability profile of FP187 for human use:

  •
  Phase 1 fasting/fed trial: This was a 3-way randomized cross over trial investigating the effect of food on the pharmacokinetics of MMF and it is also a regulatory requirement for controlled-release drugs. The study included 30 healthy volunteers (males and females) and involved kinetic blood sampling over 24 hours after each administration of FP187 (250 mg as a single dose), or the comparator (Tecfidera® 240 mg as a single dose) with standard laboratory evaluations and AE and tolerability reporting. This trial is operationally complete however, it has not yet been reported. The study has been carried out under the neurology IND and run in Germany. Additional standard Phase 1 studies as mentioned above are running or planned

  •
  QT/QTc study: This is a standard study to be carried out for FP187 and overseen by a specialized clinical research organization. This study is required at the time of submission of our NDA and currently has no timeline.

  •
  We have ongoing a bridging and PK study in order to reference data from previous pharmacokinetic investigations and trials. The trial is a standard cross over pharmacokinetic trial in 24-30 healthy volunteers. This study is running in a Phase 1 unit in Holland. A new 250 mg dose tablet for psoriasis treatment that is in development will be tested in a similar standard Phase 1 trial when ready.

        In addition, we are also planning to conduct a regulatory required human mass-balance/metabolic profile study.

Phase 3 clinical trials

  Phase 3 clinical trial of FP187 in RRMS

        The program we shared with the FDA in advance of our pre-IND meeting contemplates that we will conduct a single double-blind, double-dummy 96-week active comparator Phase 3 trial of FP187 in RRMS. We intend to compare two dosing levels of FP187 (400 mg daily (200 mg BID), and 480 mg daily (240 mg BID)) to an IFNb RRMS drug. The 480 mg/day dose is the labeled DMF dose for Tecfidera®, and the lower dose is being tested to explore its safety and efficacy.

        The primary efficacy endpoint of this trial will be ARR at week 48 and week 96. The secondary endpoints consist of: new and total Gadolinium-enhanced, or GdE, lesions on magnetic resource imaging, or MRI, scans at weeks 24, 48, 72 and 96; new or enlarging T2-hyperintensive lesions at weeks 24, 48, 72 and 96; new T1-hyperintense lesions at weeks 24, 48, 72 and 96; proportion of relapse-free patients at weeks 48 and 96; brain volume at weeks 48 and 96; and proportion of patients with confirmed progression of EDSS, a measure of SAD (a key secondary endpoint). While the first analysis of the primary efficacy endpoint will be based on 48-week data, patients will continue treatment for 96 weeks, after which patients can continue on FP187 until the product is available for commercial use.

        We plan to design this trial to detect a 30% reduction in ARR compared to the IFNb comparator drug with 90% power, which we estimate will require approximately 600 patients in each of the two

FP187 dosing regimen arms and approximately 800 patients in the comparator drug arm, for a combined total of approximately 2,000 RRMS patients. We intend to design the trial to include an interim look at the data to assess, among other things, futility, sample size and probability of achieving a two-sided p-value of less than 0.01. We expect patient recruitment for the proposed trial to take up to 18-22 months, with the last patient completing his or her 48-week study period approximately 30-34 months after the first patient is enrolled.

        The safety and tolerability assessment will be based on full laboratory evaluation at every visit, and detailed collection of AE information including GI, flushing and infection AEs.

        The study protocol is being developed in coordination with external consultants, as are other important aspects of the study, such as investigation on comparator sourcing, central imaging center and central lab facilities. We have identified a CRO to manage our planned Phase 3 clinical trial. However, if we are unable to successfully negotiate a master services agreement with the CRO or if we encounter difficulties enrolling patients into the trial our Phase 3 trial could be significantly delayed and the costs of our Phase 3 trial could increase significantly.

        In parallel, we are evaluating alternative Phase 3 clinical strategies in RRMS, which could shorten our time to commercialization and/or reduce costs. We expect to complete these evaluations during 2016, in anticipation of beginning the Phase 3 trial in the second half of 2016.

Exclusivity

Exclusivity in the U.S

        The program we shared with the FDA in advance of our pre-IND meeting contemplates that we will submit our NDA for FP187 to treat RRMS under Section 505(b)(1) of the FDC Act, based on pre-clinical and clinical data we have and will have developed and independently own. Approval of an NDA submitted under Section 505(b)(1) of the FDC Act for a single active ingredient product that does not include a new chemical entity, but which contains reports of new clinical investigations that were essential for approval, should entitle us to three years of marketing exclusivity against generic versions of FP187, with the potential to extend the exclusivity by six months if we perform a pediatric clinical trial that meets the study requirements provided for in an FDA-issued written request. If we perform additional clinical trials essential for approval of other indications, we could also obtain three years of marketing exclusivity for those new indications.

European approach and exclusivity

        We have discussed our European regulatory strategy for the approval of FP187 for the treatment of subjects with RRMS with the BfArM in Germany and more recently in a scientific consultation we had in November 2013 with the EMA. We expect to apply for an EU-wide marketing authorization to be granted by the European Commission under the so-called "centralized" procedure (Regulation EC 726/2004). See "Government Regulation—European Union—Marketing authorization applicable and available authorization procedures." We plan to be able to file a full clinical package, on the basis of our planned Phase 3 clinical trial, our planned/completed pre-clinical studies, and materials to be prepared for the NDA submission in the U.S.

        We also intend to pursue the development of FP187 for the treatment of psoriasis, and are currently engaged in re-defining our strategy and the clinical development required. We expect to apply for an authorization to market FP187 for the treatment of subjects with psoriasis in the EU member states under the so-called "decentralized" procedure.

        For a psoriasis indication, we may use a "full-mixed" application in Europe in accordance with article 8.3 of Directive 2001/83, as amended, allowing use of bibliographical references that include, among other things, references pertaining to public clinical and pre-clinical trial papers and the clinical use of Fumaderm® in Germany and other European countries.

        If we receive marketing authorizations in Europe, that will entitle us to eight years of data exclusivity and an additional two years of market protection from FP187's first date of authorization in the EU. For more, see "Government Regulation—European Union—Regulatory data protection." Should we advance a second indication for FP187, one more year could be added to the market protection period, leading to a total protection of 11 years from the first date of authorization. In the event we were to seek a pediatric indication or were to develop the drug for the treatment of children pursuant to a Pediatric Investigation Plan approved by the EMA, we could be entitled to an additional 6 months of SPC protection.

Intellectual Property Protection

        We seek to protect the intellectual property and proprietary technology that we believe is important to our business, including pursuing and maintaining patents intended to cover FP187, and any other inventions that are commercially important to the development of our business.

        Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, to exploit and defend our patents, to preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. For more information, please see "Risk Factors—Risks Related to Intellectual Property."

        We divide our intellectual property portfolio primarily into two basic patent families, which we refer to as our core composition patent family and our erosion matrix patent family.

        The following table highlights key aspects of the current status of our core composition and erosion matrix patent families:

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF). Interference declared by PTAB.(1)
U.S. App. 14/213,399	Core Composition	On appeal from final rejection (contains claims substantially similar to claims in U.S. App. 13/957,117, which was allowed by the USPTO but voluntarily abandoned by us).
U.S. App. 14/212,503	Core Composition	On appeal from final rejection (contains claims substantially similar to claims in U.S. App. 13/957,220, which was allowed by the USPTO but voluntarily abandoned by us).
EP2801355	Core Composition	Granted. Subject of infringement litigation in Germany, which is currently stayed. Subject to several oppositions filed by third parties with the EPO.

Patent / Application	Patent Family	Status
EP05789026.1	Core Composition	Pending (parent application of EP 2 316 430 and other divisional applications; contains claims directed to a pharmaceutical composition containing one or more fumaric acid esters, wherein the composition consists of a controlled-release dosage form adapted to release the fumaric acid ester(s) according to a particular in vitro dissolution profile). A third-party observation has been filed on behalf of a non-identified party. The EPO has issued an office action to which we responded on December 30, 2015.
EP15166243.4	Core Composition	Pending (compositions containing DMF wherein the daily dosage is from 480 to 720 mg and the DMF is released depending on pH). The EPO has issued a search report to which we have not yet responded.
EP14172390.8	Core Composition
Pending (contains claims directed to treatment of MS with 480 mg per day of DMF using a controlled-release composition with particular in vitro dissolution profiles). Several third-party observations have been filed on behalf of non-identified parties, and the EPO has issued a search report, to which we responded on June 6, 2015. A subsequent third-party observation was filed to which we have not yet responded.
EP14172396.5	Core Composition
Pending (contains claims directed to treatment of MS with 480 mg per day of DMF using controlled-release compositions). Several third-party observations have been filed on behalf of a non-identified party, and the EPO has issued a search report, to which we responded on June 6, 2015. Subsequent third-party observations were filed to which we have not yet responded.
DE202005022112.0	Core Composition
Expired utility model in Germany (includes claims similar to US 11/576,871 and 14/213,399). Subject of infringement litigation and cancellation proceedings in Germany. Infringement litigation is currently stayed.
EP2316430	Core Composition	Revoked by decision of July 10, 2015; under appeal.
U.S. Patent No. 8,906,420	Erosion Matrix	Granted on December 9, 2014 after the USPTO examiner considered the European oppositions to EP2379063.
EP2379063	Erosion Matrix
Granted and validated in AT, BE, BG, CH, CY, CZ, DE, DK, EE, ES, FI, FR, GB, GR, HR, HU, IE, IS, IT, LT, LU, LV, MC, MK, MT, NL, NO, PL, PT, RO, SE, SI, SK, SM and TR. Oppositions filed by third parties were rejected by the EPO in the first instance and the patent was maintained.

Patent / Application	Patent Family	Status
EP12193798.1	Erosion Matrix	EPO has issued a notice of intention to grant this application (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).
JP 2011-544876	Erosion Matrix	Granted as JP2012-514624 on July 1, 2015 (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).

(1)
For more, see "Risk Factors—Risks Related to our Business and Industry—There can be no assurances that the interference proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that claims substantially similar to those in our U.S. Patent Application No. 11/576,871 will ever issue in a patent."

        As described above, Biogen has patents and is also prosecuting a number of additional patent applications that could adversely impact our commercial efforts if our marketing of FP187, once approved by the FDA for treatment of RRMS and/or psoriasis, were ultimately found to infringe any valid claim arising from any of these patents or applications. Biogen and/or other competitors may initiate legal proceedings against us alleging infringement of their intellectual property rights. While we would vigorously contest such claims, the outcome of such potential proceedings would be unpredictable and we could be prevented from commercializing or continuing to commercialize our product candidates. If we market FP187 and are later found to infringe one or more patents of Biogen or other competitors, we could also be required to pay substantial damages.

        Any patents issued from patent applications in our core composition patent family based on PCT/DK2005/00648 will expire on October 7, 2025 at the latest, subject to patent term adjustments in the U.S. and subject to issuance of SPCs in Europe (see below). Any patents issued from patent applications in our erosion matrix patent family based on PCT/EP2010/050172 will expire on January 8, 2030 at the latest, subject to patent term adjustments in the U.S. The German Utility Model expired on October 7, 2015.

        The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the U.S., a patent's term may be shortened if a patent is terminally disclaimed over another patent, and a patent's term may be lengthened, among other things, by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the U.S., is not subject to adjustment. In certain circumstances, it is possible to apply for a supplementary protection certificate, or SPC, which extends the effective monopoly of a basic patent by a maximum of five years. The SPC term may be further extended by an additional six months in accordance with Article 36 of Regulation 1901/2006, if the requirements for a pediatric extension are met.

Other Opportunities for FP187

        We continue to explore other indication areas and other immune mediated diseases, including several disease indications that we believe would entitle us to submit for Orphan Drug status.

Manufacturing

        FP187 for the treatment of psoriasis is a round tablet, 8 mm in diameter and 5 mm in height, that contains DMF in an erosion matrix; each erosion matrix tablet core is covered by a thin enteric coating. A new, elongated tablet is being developed for FP187 for the treatment of RRMS. The tablet will also use an erosion matrix and will be covered by the same thin enteric coating. Several formulations with the elongated tablet have been produced for Phase 1 pharmacokinetic investigations that are currently ongoing.

        Currently, a single CMO provides us with our DMF, which is our API for FP187. Production procedures and facilities operated by this CMO have been validated for the current batch size in 2013, and we are planning to validate an increased batch size during 2016. A secondary API supplier has been identified and the technical transfer of the manufacturing process is ongoing.

        Formulation development and clinical manufacture of our FP187 tablets are currently completed by another CMO. Production procedures and facilities for this CMO have been validated by us for the current batch size, and we are currently scaling-up to an increased batch size. Currently, several batches have consistently been produced under GMP conditions for initial use in our Phase 3 trial program and the Phase 1 program. We are in the process of conducting a technology transfer of the tablet manufacturing process with a secondary tablet development and clinical production CMO. A third supplier of commercial-scale production has been identified and negotiations with respect to the technical and commercial terms of such an arrangement are ongoing.

        Our CMOs supply us with DMF and FP187 tablets pursuant to individual work orders, and we are currently in the process of entering into framework agreements with each such manufacturer to cover the manufacture of DMF and FP187 tablets, respectively.

Material Agreements

  Aditech Agreements

        In 2004, a private Swedish company, Aditech Pharma AB (or, together with its successor-in-interest, Swiss company Aditech Pharma AG, Aditech), controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence and minimum annual expenditure (€ 1.0 million per year) obligations on our part. Aditech has an option to receive back, for no consideration, all of our DMF-related assets (which include patent and other rights related to DMF, including FP187) should we fail to satisfy these obligations. We are required to pay Aditech up to 2% of net sales generated from our DMF products and processes, regardless of whether such net sales are generated by us or our affiliates, assignees or licensees. Included in the determination of our payment to Aditech is any cash or non-cash consideration generated from our DMF products and processes and received by us or our affiliates, assignees or licensees. Further, our agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF-related intellectual property assets we might choose to sell.

        As noted above, our agreement with Aditech is a patent transfer agreement, not a license agreement. This means that we have acquired exclusive and perpetual ownership to Aditech's patents and related rights. Aditech can terminate the agreement (in which event Aditech has an option to receive back, for no consideration, all of our DMF-related assets) due to any of the following reasons:

  •
  We seek a liquidation, dissolution or winding up of our business, we become insolvent or we make any general assignment for the benefit of our creditors;

  •
  A petition is filed by or against us, or any proceeding is initiated by or against us, or any proceeding is initiated against us as a debtor, under any bankruptcy or insolvency law, unless such petition or proceeding is held to be unfounded;

  •
  A receiver, trustee or any similar officer is appointed to take possession, custody or control of all or any part of our assets or property;

  •
  Upon the material breach by us of any material term or material condition of our agreement with Aditech, if such breach continues for 30 calendar days after the receipt of written notice thereof from Aditech; or

  •
  If we do not meet applicable requirements in respect of the development and commercialization of the patent rights as set forth in the patent transfer agreement.

        While we have exclusive ownership of the patents, the duration of our obligation to make payments to Aditech lasts until (on a country by country basis) the latest to occur of the expiration of the registered patent rights or applicable market exclusivity or data protection.

Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target immune disorders, including the same diseases we are targeting. If FP187 is approved for the treatment of RRMS, we expect it will face intense and increasing competition as new products enter the RRMS markets and advanced technologies become available. FP187 will face competition based on its safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining regulatory approval for products or gaining broader acceptance in the RRMS market we are targeting.

        We believe that our key competitor in the DMF space is Biogen. Biogen's Tecfidera® was approved by the FDA for the treatment of RRMS on March 27, 2013 and by the European Commission on February 3, 2014. Biogen reported that Tecfidera® generated global revenue of over $2.9 billion and $3.6 billion in 2014 and 2015, respectively.

        Other companies have also developed alternative therapeutic approaches for the treatment of RRMS. These include Novartis AG, whose Gilenya® is a once daily oral dose drug to treat RRMS approved in September 2010, and Genzyme Corporation (a subsidiary of Sanofi S.A.), which developed Aubagio®, an RRMS drug approved in September 2012.

        We also face competition from potential new entrants into the RRMS market. For example, Celgene Corporation has a product candidate, ozanimod, in Phase 3 testing for relapsing MS that, if successfully approved and launched, would be a once daily oral treatment for RRMS.

        If we are successful in the development and approval of FP187 for the treatment of psoriasis, we will similarly face intense competition in the psoriasis market. This will include competition from products that have already been commercialized and have gained market acceptance, as well as from products based on new and advanced technologies.

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

United States

        In the U.S., the FDA regulates drugs under the FDC Act, and regulations implemented by the agency. If we fail to comply with the applicable U.S. requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include, but are not limited to, the FDA's refusal to allow us to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

  Approval of Drugs

        The process required by the FDA before a drug may be marketed in the U.S. generally involves satisfactorily completing each of the following:

  •
  pre-clinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA's GLP and cGMP regulations, as applicable;

  •
  submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials involving testing on U.S. patients may begin;

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

  Pre-clinical Studies and Investigational New Drug Application

        Pre-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, in order to assess the potential safety and efficacy of the product. The conduct of the pre-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin. Submission of the IND may result in the FDA not allowing the trials to commence, either on the terms originally specified in the IND, or at all. If the FDA raises concerns or questions either during this initial 30-day period or at any time during the IND process, they may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. This could cause significant delays or difficulties in completing planned clinical studies in a timely manner.

  Clinical trials

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted in accordance with federal regulations and under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. An independent IRB must also review and approve the clinical trial before it can begin and monitor the study until it is completed. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, and the safety of human subjects. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time. In addition, the FDA may impose sanctions for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice rules, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors, including the requirements for informed consent.

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

          Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, determine the efficacy of the product for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning a larger and more costly Phase 3 clinical trial.

          Phase 3 clinical trials proceed if the Phase 2 clinical trials provide evidence that a dose range of the product is effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically relevant Phase 3 trial may be designed to deliver the data that the regulatory authorities will use to decide whether or not to approve a drug. Such Phase 3 studies are referred to as "pivotal." In most cases, FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in instances where the study is a large multicenter trial demonstrating internal consistency and a statistically persuasive finding of a clinically meaningful effect.

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

  New Drug Application

        The results of product development, pre-clinical testing and clinical trials are submitted to the FDA as part of an NDA, submitted under Sections 505(b)(1) or 505(b)(2) of the FDC Act. The NDA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Currently, the application fee is approximately $2.3 million, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently approximately $110,000 per product and $569,000 per establishment. These fees are typically increased annually. Once the submission has been accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the most recent iteration of the Prescription Drug User Fee Act, or the PDUFA, the FDA has 10 to 12 months in which to review a standard NDA and respond to the applicant, and six to eight months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process is often significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA may also refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of the advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

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

        At the conclusion of the FDA's review, it will issue an action letter. If the FDA's evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable and there are no outstanding issues, the FDA will issue an approval letter. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the NDA, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Once issued, the FDA may withdraw a drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require further testing, including Phase 4 clinical trials, and surveillance programs to monitor the effect of approved drugs that have been commercialized.

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

        The FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to a drug, including changes in indications, labeling or manufacturing processes or facilities, the sponsor may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the sponsor to develop additional data or conduct additional pre-clinical studies and clinical trials. There is no assurance that any additional approval for new indications for any product will be approved by the FDA.

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

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use, known as a section viii statement, rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

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

  Exclusivity

        Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug or a Section 505(b)(2) NDA that references the drug. Certain changes to a drug that require a clinical trial to support the FDA approval, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or Section 505(b)(2) NDA for a drug that includes the change.

        An ANDA or Section 505(b)(2) NDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the NCE exclusivity period.

  Post-Approval Regulation

        If regulatory approval for marketing of a product or new indication for an existing product is obtained, we will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may impose as part of the approval process.

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

European Union

        The process regarding approval of medicinal products in the EU follows roughly the same lines as in the U.S. and likewise generally involves satisfactorily completing each of the following:

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

        Clinical drug development is often described as consisting of the following four temporal phases (Phase 1-4):

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

        Regulation (EC) 1901/2006 also provides for several incentives for the development of medicines for children, including, among others:

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

  c)
  medicinal products for human use containing a new active substance which, on the date of entry into force of the Regulation, was not authorized in the EU, for which the therapeutic indication is the treatment of any of the following diseases:

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

        Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state's national drug authority, with one of them appointed to act as Rapporteur for the coordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, after receipt of a valid application, to adopt an opinion as to whether a marketing authorization should be granted, although the CHMP may on the basis of a duly reasoned request call for an extension of this period; the process usually takes longer as additional information is requested, which triggers delays in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. The applicant may request a reexamination of the opinion. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

        The opinion produced by the CHMP is sent to the European Commission and used in reaching the final decision on an MAA by the EC. The EC, on the basis of the opinion, prepares a draft of the decision to be taken in respect of the MAA. When the draft decision is not in accordance with the opinion, the EC has to annex a detailed explanation of the reasons for the differences.

        Once the procedure is completed and an authorization is granted, the notification of the authorization is published in the Official Journal of the European Union. The EMA publishes a European Public Assessment Report, or EPAR. The EPAR contains the opinion by the CHMP and a summary understandable to the public.

        In general, if the centralized procedure is not followed, there are three alternative procedures:

  •
  Mutual recognition procedure.  If an authorization has been granted by one member state, or the reference member state, an application may be made for mutual recognition in one or more other member states, or the concerned member state(s).

  •
  Decentralized procedure.  The decentralized procedure, or DCP, may be used to obtain a marketing authorization in several European member states when the applicant does not yet have a marketing authorization in any country.

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

        In the event that we are not required to use the centralized procedure for FP187 for the treatment of subjects with RRMS, we would consider using the DCP, as we believe it would afford us a faster pathway to approval. EU regulations allow for other approval procedures, some of which can shorten and simplify the approval process, but we have not included them in our regulatory planning, as we do not believe that they will be available for FP187.

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

  Period of Authorization and Renewals

        Marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state(s). To this end, the marketing authorization provides the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause) if no reasons are provided by the applicant and accepted by the competent authority prior to the end of the three-year period. The same applies if the authorization was followed by the actual placing of the drug on the (EU or respective member state) market within this timeframe, but the drug is no longer actually present on the market for three consecutive years.

  Regulatory Data Protection

        Without prejudice to the law on the protection of industrial and commercial property, all applications for marketing authorization with a full dossier (including "full-mixed applications") and not falling under a global marketing authorization receive an 8+2(+1) protection regime.

        This regime consists of a regulatory data exclusivity period of eight years plus an additional market protection of two years plus a further market protection of one more year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third-party may reference the pre-clinical and clinical data of the original sponsor beginning eight years after first approval, but the third-party may market a generic version after only 10 (or 11) years have lapsed.

        As indicated, an extension to SPC protection can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.

  Manufacturing

        The manufacturing of authorized drugs, for which a separate manufacturer's license is mandatory, must be conducted in strict compliance with the GMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EC (via EMA and national authorities) enforces its GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including, but not limited, to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

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

Pharmaceutical Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. Sales of FP187, if approved, will depend to a significant degree on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the approved drugs for a particular indication.

        In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. FP187 may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

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

        Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product to currently available therapies. For example, the EU provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the U.S. has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act was enacted in the U.S. in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Environmental, Health and Safety

        Our operations are subject to a number of environmental acts and regulations. We believe that we are materially in compliance with all applicable environmental laws and regulations. Currently, there are no pending environmental issues that we believe could reasonably be expected to have a material adverse effect on our business, financial position, results of operations or future growth prospects.

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

Facilities

        Our corporate headquarters are located at Østergade 24A, 1, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2015, we paid DKK 558,000 (approximately $83,000), including value added tax, or VAT, for such premises. Forward Pharma FA ApS, our wholly owned Danish subsidiary, is also located at Østergade 24A, 1, 1100 Copenhagen K, Denmark. For more information, see "Related Party Transactions—Leased Premises."

        Forward Pharma GmbH, our wholly owned German subsidiary, has approximately 700 square feet of office space for administrative and operational activities in Leipzig, Germany. In 2015, we paid €28,000 (approximately $30,000) for such premises.

        Forward Pharma USA, LLC, our wholly owned U.S. subsidiary, is located in Hawthorne, New York and has office space of approximately 450 square feet. Our lease payments for 2015 for these premises were $23,000.

        The Company's long-term office lease commitments are not material.

Employees

        As of March 31, 2016, we had 15 employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2012	2013	2015	2016
Function:
Clinical and regulatory affairs	2	2	4	5
Engineering and production	1	1	3	3
Management and administration	3	6	7	7

Total	6	9	14	15
Geography:
Germany	4	4	6	6
Denmark	2	2	5	6
United States	—	3	3	3

Total	6	9	14	15

        None of our employees is represented by a labor union or covered under a collective bargaining agreement, and we have never experienced any work stoppages.

        All other operational tasks are outsourced to consultant experts, such as formulation and QA/GMP experts, or consulting service companies, such as regulatory, patent and legal experts. We engage approximately 25 individuals and firms as consultants and experts.

        We are currently actively searching for additional personnel in key areas such as clinical research, quality assurance, regulatory affairs and clinical trial supply management.

        In the U.S., our activities and personnel are primarily focused on U.S. public company legal and accounting reporting and compliance, investor relations, and related administrative functions to support Forward Pharma A/S.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our research, pre-clinical and clinical development. In the future, we may or will be required to obtain additional insurance to cover potential product liability and other risks, which are inherent in the manufacturing, marketing and the commercialization and use of drugs. There can be no assurance that such insurance will be available on commercially reasonable terms or at all.

        We believe that we currently maintain appropriate insurance coverage, and that our current insurance coverage is in line with insurance coverage for comparable companies.

Legal Proceedings

        We may, from time to time, become involved in legal proceedings in the ordinary course of business. We have not been a party to or paid any fees or damages in connection with any litigation, including any of our patent opposition actions pending before the EPO, that has had a material adverse effect on our business or financial position. On November 18, 2014, we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf, alleging infringement of our German Utility Model DE 20 2005 022 112 due to Biogen's marketing of Tecfidera® in Germany. The case was expanded on May 26, 2015 to include infringement of our European patent EP2801355.

        Opposition proceedings against two of our European patents are currently pending and we are involved in an opposition proceeding in Europe against a Biogen patent. In addition, in the U.S. we are involved in an interference involving one of our U.S. patent applications and one of Biogen's patents. There can be no assurance that these patent proceedings or other future legal proceedings will not have a material adverse effect on our financial position. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurance that the interference proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that claims substantially similar to those in our U.S. Patent Application No. 11/576,871 will ever issue in a patent" and "Risk Factors—Risks Related to Intellectual Property—Biogen may initiate legal proceedings alleging that we are infringing its intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business."

C.  Organizational Structure

        The registrant corporation, Forward Pharma A/S, has three wholly owned subsidiaries, Forward Pharma GmbH, our subsidiary in Germany, Forward Pharma USA, LLC, our subsidiary in the United States, and Forward Pharma FA ApS, our subsidiary in Denmark. All of our operations are conducted within Forward Pharma A/S or one of our subsidiaries.

D.  Property, Plant and Equipment

        See "—B. Business Overview—Facilities" for a description of our leased premises. Our equipment includes computers, office equipment, furniture and manufacturing equipment with a net book value at December 31, 2015 and 2014 of $352,000 and $10,000, respectively. Our manufacturing equipment was acquired in 2015 and is owned by the Company and placed in service for the use by a Company vendor who provides contract manufacturing services to the Company. The net book value of our manufacturing equipment at December 31, 2015 was $336,000. None of our equipment is leased and there are no liens or encumbrances on our equipment.

        We currently do not have any material commitments to acquire tangible fixed assets; however, it is possible that we may need to acquire additional manufacturing equipment in the near-term that would be placed at our contract manufacture's facility to be used on our behalf to manufacture FP187 tablets. It is uncertain at this time what, if any, additional manufacturing equipment we may need to acquire. The timing and amount of any manufacturing equipment purchases we make in the future will be determined based on the terms and conditions of any long-term supply contracts we may enter into with our contract manufacturers. We currently do not have any long-term supply agreements with our vendors although we have begun to explore options.

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

A.  Operating Results Overview

Overview

        Forward Pharma A/S is a Danish biopharmaceutical company developing FP187, a proprietary formulation of dimethyl fumarate, or DMF, for the treatment of several inflammatory and neurological indications, including multiple sclerosis, or MS. Since our founding in 2005, we have worked to advance unique formulations and dosing regimens of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders, including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS, or RRMS, and other immune disorders, such as psoriasis.

        We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are comprised of a Danish incorporated parent company, Forward Pharma A/S, a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, a wholly owned subsidiary formed in the state of Delaware, Forward Pharma USA, LLC, and a wholly owned subsidiary organized in Denmark, Forward Pharma FA ApS.

  Trend Information

        We do not currently have any commercialized products on the market. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our clinical candidate, FP187.

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

        We believe there are unmet medical needs both in the RRMS and psoriasis areas. In particular, products with positive long-term safety profiles are needed. Controlling side effects associated with many such drugs is also important. Improvements have been seen in biological treatments for both RRMS and psoriasis, but there remains a need for safe oral treatments for both indications for long-term chronic administration. We believe that DMF has the potential to fulfil such unmet needs.

Financial Operations Overview

  Revenue

        To date, we have not generated any operating revenue as we do not have any commercialized products and we have not out-licensed our clinical candidate FP187 to any third-party. We may never generate commercial revenue.

  Research and Development Costs

        Historical research and development costs relate primarily to development of FP187 for the treatment of psoriasis and MS, and they consist primarily of:

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

  •
  costs for formulation, development and production of FP187 tablets in new doses for use in clinical trials; and production of DMF by our current external CMOs, including the costs of testing related to increasing the batch sizes and manufacturing capability of our CMOs in order for us to be able to scale to anticipated next level or later commercial production levels and the costs of limited initial testing of new tablet strengths and forms for the treatment of RRMS;

  •
  fees and other costs paid to clinical research organizations, or CROs, in connection with pre-clinical testing, formulation and product testing of FP187; and the fees and costs associated with the performance of clinical trials in RRMS and psoriasis, that have been outsourced to CROs, who will plan and run the clinical trials for us, and help us to gather and maintain all required clinical data for regulatory purposes; and

  •
  fees and expenses incurred to prepare and file patent applications and other intellectual property claims, responding to patent office actions, and conducting patent opposition and interference proceedings and other activities aimed at enhancing and protecting our intellectual property estate provided such fees and expenses relate to intellectual property-related activities that reside within the USPTO, EPO or other country-specific patent registry offices. If expenses incurred are associated with the Company's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices) they are classified within general and administrative expenses.

        Most of our operational activities are initiated, conducted and overseen by staff at our German subsidiary in Leipzig and, as a result, the majority of our development costs are incurred by our German subsidiary.

        Our research and development costs are expected to increase in 2016 compared to 2015 as we continue the development of FP187 for the treatment of MS and psoriasis, as well as other autoimmune disorders. In addition we expect costs to increase as we prepare and file patent applications and other intellectual property claims, respond to patent office actions, and conduct patent opposition proceedings (including running any laboratory or clinical testing required therein), interference proceedings and other activities aimed at enhancing and protecting our intellectual property estate. Our research and development costs are highly dependent on the timing and nature of our development projects and therefore these costs can fluctuate significantly from year to year. Our research and development plans can change at any time in reaction to new or changing information resulting in development projects being accelerated, delayed, altered or cancelled that will further add to the fluctuation in the research and development costs we incur period to period.

        In 2015, 2014 and 2013 we incurred expenses of approximately $33.7 million, $10.5 million and $8.0 million, respectively, on research and development, substantially all of which was related to FP187. Our research and development costs may vary substantially from period to period based on the timing of our research and development activities, including enrollment of patients in clinical trials, and the preparation, submission and registration of patents in the U.S. and Europe. Research and development costs are expected to increase as we advance the clinical development of FP187 into our Phase 3 programs. The successful development of FP187 is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period in which we may begin to recognize revenues from, FP187. This is due to numerous risks and uncertainties associated with developing drugs:

  •
  negative or inconclusive results from our clinical trials, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we originally expected to be promising;

  •
  suspension or termination of a trial as a result of safety or tolerability concerns if we find that the participants are being exposed to unacceptable health risks;

  •
  the delay or refusal of regulators or other authorities to authorize us to commence a clinical trial at one or more prospective trial site and changes in regulatory requirements, policies and guidelines;

  •
  regulators or others who may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

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

  •
  failure of our third-party research and manufacturing contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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

        In addition to the above, the nature, timing and amount of legal costs we incur to protect, defend and enforce our intellectual property rights cannot be estimated and will affect the magnitude and timing of costs to develop FP187. If we are unable to protect, defend or enforce our intellectual property rights it could delay or prohibit our ability to commercialize FP187.

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

  •
  information technology related expenses; and

  •
  expenses associated with intellectual property-related activities carried out in the courts to protect, defend and enforce patent rights granted against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices).

        We expect that our general and administrative costs will increase in the future as our business expands and we incur additional costs associated with operating as a public company. This includes costs related to external and internal personnel and systems related to our financial reporting processes and internal controls in Germany, the U.S. and Denmark. Other costs related to our being a public company will include increased expenses related to new personnel we will need to retain in connection with both administrative and operational activities, legal and compliance fees, accounting and audit fees, liability insurance premiums, and costs related to general investor relations. In addition, general and administrative expenses will include increased costs incurred in dealing with patent litigation, as well as costs associated with granting share-based compensation awards to key management personnel and other employees and consultants.

  Non-operating income and (expenses)

        Components of non-operating income and (expenses) consisted primarily of:

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

Results of Operations

Comparison of the years ended December 31, 2015 and 2014

	Year ended December 31,
	2015	2014	Change (increase) decrease
	(USD in thousands)
Total revenue	—	—	—
Research and development costs	(33,727)	(10,547)	(23,180)
General and administrative costs	(15,852)	(9,154)	(6,698)

Operating loss	(49,579)	(19,701)	(29,878)
Fair value adjustment to net settlement obligations to shareholder warrants	—	(968)	968
Fair value adjustment to convertible loans	—	(3,823)	3,823
Exchange rate gains (losses)	11,933	5,589	6,344
Interest income	438	63	375
Interest expense	—	(416)	416
Other finance costs (net)	(132)	(10)	(122)

Net loss before tax	(37,340)	(19,266)	(18,074)
Income tax benefit	336	250	86

Net loss	(37,004)	(19,016)	(17,988)

  Research and development costs for the years ended December 31, 2015 and 2014

        Research and development related costs for the years ended December 31, 2015 and 2014 were $33.7 million and $10.5 million, respectively. The increase in research and development costs in 2015 of $23.2 million was largely attributable to an increase in our clinical and pre-clinical activities, costs for which rose from $4.0 million in 2014 to $17.1 million in 2015. Clinical and pre-clinical costs increased during the year ended December 31, 2015 as we expanded our development activities to include several pre-clinical studies, including long-term carcinogenicity studies, and Phase 1 trials as well as beginning preparations for our planned Phase 3 trial of FP187 in RRMS. These increased costs were principally related to services provided by clinical research organizations who collaborate with us to plan, prepare and conduct clinical trials on our behalf and contract manufacturers that are responsible for supplying DMF as well as the formulation and finishing of FP187 tablets to be used for research purposes. In addition, expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to conduct the interference case at the USPTO involving Biogen's U.S. Patent No. 8,399,514, as well as opposition proceedings with the European Patent Office in Europe, increased from $4.7 million in 2014 to $8.9 million in 2015. Share based compensation increased in 2015 to $6.0 million from $1.8 million in 2014 as the result of equity awards granted or modified during the year ended December 31, 2015 to employees and consultants involved in research and development activities. We anticipate that our rate of spend for research and development will increase in future periods as our clinical programs and patent prosecution (including our interference proceeding) advance.

  General and administrative costs for the years ended December 31, 2015 and 2014

        General and administrative costs for the years ended December 31, 2015 and 2014 were $15.9 million and $9.2 million, respectively. The increase in general and administrative costs in 2015 of $6.7 million resulted from an increase in share-based compensation from $4.2 million in 2014 to $7.5 million in 2015 in connection with equity awards issued or modified, an increase in legal fees incurred in 2015 in connection with patent litigation against Biogen of $602,000 as well as an increase in costs during the year ended December 31, 2015 compared to the year ended December 31, 2014 associated with becoming a publicly listed company in the United States including insurance, investor relations, legal and accounting costs. Offsetting the 2015 increases were costs we incurred during the year ended December 31, 2014 related to preparing for our IPO that totaled $2.0 million. No IPO costs were incurred in 2015. We expect our rate of general and administrative spending will increase in the future as we expand our business and advance our intellectual property portfolio including expenditures in connection with the lawsuits against Biogen in Europe.

  Non-operating income (expense) for the years ended December, 2015 and 2014

        During the years ended December 31, 2015 and 2014, the Company recognized a foreign exchange gain of $11.9 million and $5.6 million respectively. The foreign exchange gain in each of the years resulted primarily from Forward Pharma A/S (the "Parent") holding available-for-sale financial assets denominated in U.S. dollars, or USD, and British Pounds, or GBP, while the Parent's functional currency is the Danish Kroner, or DKK. The gain is the direct result of the strengthening of the USD and GBP compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when USD and GBP available-for-sale financial assets are converted to DKK at year end.

        The fair value adjustment to the settlement obligation of our shareholder warrants was a loss of $1 million for the year ended December 31, 2014. The adjustment in the fair value of the shareholder warrants was the result of the underlying value of the Company's shares increasing in value from December 31, 2013 to March 15, 2014 the settlement date. During the year ended December 31, 2015, the Company did not have outstanding shareholder warrants that were required to be carried at fair value and accordingly there is no corresponding gain or loss to be recorded during 2015.

        During August and September 2014 the Company borrowed under two convertible loans €8.35 million and $10 million, respectively (collectively the "Loans"). The Loans were carried at fair value and the fair value adjustment of the Loans from the date of issuance to the date the Loans converted to ordinary shares was $3.8 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company's IPO in October 2014, the Loans converted into 1.2 million ordinary shares. During 2015, the Company did not have outstanding debt.

        During the years ended December 31, 2015 and 2014, the Company recognized interest income from available-for-sale financial assets of $438,000 and $63,000 respectively. The increase in interest income in 2015 of $375,000 was the result of holding the available-for-sale financial assets for the full year while in 2014 the available-for-sale financial assets were held for only two months.

        Interest expense recognized on outstanding interest-bearing debt, including the Loans, for the year ended December 31, 2014 totaled $416,000. The Company had no interest-bearing debt outstanding during the year ended December 31, 2015.

  Income tax benefit for the years ended December 31, 2015 and 2014

        During the years ended December 31, 2015 and 2014 the Company accrued a tax benefit of $336,000 and $250,000, respectively. The income tax benefit for the years ended December 31, 2015 and 2014 is the result of the Company's participation in a joint taxation scheme with Tech Growth Invest ApS and entities under the control of Tech Growth Invest ApS (collectively "Tech Growth") of $158,000 and $250,000 respectively. Under the scheme, the Company recorded a tax benefit for Tech Growth's utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of the joint taxation group. Also included in the tax benefit for the year ended December 31, 2015 was the favorable result from an application made in 2015 with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's tax loss carry forward. The joint taxation with Tech Growth ceased on January 1, 2016 and, consequently, the Company will not receive any tax benefit from losses utilized in the joint taxation scheme in future periods. See Note 2.5 in the accompanying financial statements for additional information.

Comparison of the years ended December 31, 2014 and 2013

	Year ended December 31,
	2014	2013	Change (increase) decrease
	(USD in thousands)
Total revenue	—	—	—
Research and development costs	(10,547)	(8,018)	(2,529)
General and administrative costs	(9,154)	(1,014)	(8,140)

Operating loss	(19,701)	(9,032)	(10,669)
Fair value adjustment to net settlement obligations to shareholder warrants	(968)	(6,676)	5,708
Fair value adjustment to convertible loans	(3,823)	—	(3,823)
Exchange rate gains (losses)	5,589	(7)	5,596
Interest income	63	—	63
Interest expense	(416)	(75)	(341)
Other finance costs	(10)	(2)	(8)

Net loss before tax	(19,266)	(15,792)	(3,474)
Income tax benefit	250	96	154

Net loss	(19,016)	(15,696)	(3,320)

  Research and development costs for the years ended December 31, 2014 and 2013

        Research and development costs for each of the years ended December 31, 2014 and 2013 were $10.5 million and $8.0 million respectively. The $2.5 million increase in 2014 resulted primarily from expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to prepare for the possible interference case at the USPTO involving Biogen's U.S. Patent No. 8,399,514, as well as expenses related to opposition proceedings with the EPO which increased to $4.7 million in 2014 from $1.5 million in 2013. In addition, share-based compensation expense increased to $1.8 million in 2014 compared to $580,000 in 2013, resulting from grants made during 2014. Offsetting these increases was a reduction in the use of external vendors to support our clinical development activities conducted in 2014 as we focused our attention on the planning for our Phase 3 clinical trial programs for FP187 that resulted in a decrease in development costs to $4.0 million in 2014 from $6.0 million in 2013.

  General and administrative costs for the years ended December 31, 2014 and 2013

        The general and administrative costs for each of the years ended December 31, 2014 and 2013 were $9.2 million and $1.0 million respectively. The $8.2 million increase in 2014 resulted partially from costs related to the preparation for our IPO in the amount of $2.0 million incurred in 2014. Our share-based compensation expense was approximately $4.2 million in 2014 while in 2013 there was no share-based compensation expense recognized. The increase incurred in 2014 resulted from new hires including our Chief Financial Officer in August 2014. In addition, in August 2014 we opened an office in the United States to oversee our financial reporting and investor relations activities that included hiring additional personnel and engaged an investor relations firm that resulted in additional expenses of approximately $644,000.

  Non-operating income (expense) for the years ended December 31, 2014 and 2013

        During the years ended December 31, 2014 and 2013, the fair value adjustment to the net settlement obligations to our shareholder warrants resulted in losses of $1.0 million and $6.7 million,

respectively. The losses each year were the result of increases in the fair value of the underlying share price used to value the shareholder warrants. The shareholder warrants were exercised on March 17, 2014.

        During August and September 2014, the Company borrowed under the Loans €8.35 million and $10 million, respectively. The Loans were carried at fair value and the fair value adjustment of the Loans from the date of issuance to conversion was $3.8 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company's IPO in October 2014, the Loans converted into approximately 1.2 million ordinary shares.

        During the year ended December 31, 2014 the Company recognized a foreign exchange gain of $5.6 million. The foreign exchange gain resulted primarily from the Parent investing a portion of the IPO proceeds into available-for-sale financial assets denominated in USD and GBP while the Parent's functional currency is the DKK. The gain is the direct result of the strengthening of the USD and GBP compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when USD and GBP available-for-sale financial assets are converted to DKK at year end. Prior to the IPO, the Company did not hold material amounts of monetary assets that were not held in the Company's functional currency and therefore did not experience significant gains or losses from movements in exchange rates.

        During the year ended December 31, 2014 the Company recognized interest income from available-for-sale financial assets of $63,000. The available-for-sale financial assets were purchased with the proceeds from the IPO in the fourth quarter of 2014. Prior to 2014, the Company did hold available-for-sale financial assets.

        Interest expense recognized on outstanding interest-bearing debt for the years ended December 31, 2014 and 2013 totaled $416,000 and $75,000, respectively. The increase in 2014 of $341,000 is the result of the issuance of the Loans in the third quarter of 2014.

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

Share-based compensation

        The fair value of equity awards (the share-based compensation arrangements we have historically used have included deferred shares, share options and warrants) issued to our employees, board members, consultants and non-employee consultants in connection with their services provided to us are recognized by us as compensation expenses over the applicable service period which is also the vesting period.

        The Company determines the initial fair value and subsequent accounting for equity awards granted to the Company's employees, consultants and directors using an option pricing model (Black-Scholes) that requires management to use many subjective assumptions. The subjective nature of the assumptions requires management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions may yield significantly different results. The most significant assumptions included the following: the expected period an equity award will be outstanding and the peer group we use to determine volatility. Before the Company's ADSs were quoted on an active market, the underlying fair value share price used to value equity awards was determined by applying a discounted cash flow (DCF) model based on estimated long-term future cash flows that are inherently uncertain. Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards will continue to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted and therefore DCF valuations are no longer used. As a public listed entity, in the future after there has been an extended period of historical trading activity of the Company's ordinary shares, the Company will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company's ordinary shares including the volatility and the expected life of an equity award.

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

        Our management has concluded that deferred tax assets should not be recognized as of December 31, 2015 or 2014 because the criteria for recognition has not been met as management is not able to provide convincing positive evidence that our deferred tax assets will be realized in the future.

        We have unused tax loss carry forwards of $25.1 million in Denmark and $35.8 million in Germany as of December 31, 2015. The tax losses can be carried forward indefinitely in time. For Danish tax purposes, only the first $1.1 million of taxable income in any one year may be fully offset by tax loss carry forwards as income exceeding $1.1 million may only be reduced by 60% by tax loss carry forwards. For German tax purposes, the ability of Forward Pharma GmbH to use tax loss carry forwards in any one year is also limited based on a formula not materially different from the limit used in Denmark.

        The German tax authorities commenced an audit of the tax returns for our German subsidiary, Forward Pharma GmbH, for each of the three years in the period ended December 31, 2012. The audit is ongoing and no assessment has been received to date from the German tax authorities. It is possible that the German tax authorities could take a position that is contrary to the tax positions taken by Forward Pharma GmbH resulting in Forward Pharma GmbH being assessed taxes, penalties and interest, which could be material. As of December 31, 2015 and 2014, the Company has not recognized within the consolidated financial statements a provision for any potential loss resulting from the completion of the tax audit as the amount of loss, if any, cannot be estimated.

        Forward Pharma A/S is currently subject to group taxation in Denmark. For more, see "Risk Factors—Risks Related to Danish Law and Our Operations in Denmark." Forward Pharma A/S has historically filed Danish tax returns on a standalone basis; however, since January 2013, Forward Pharma A/S has filed its Danish tax returns as part of a Danish tax group, controlled by Tech Growth Invest ApS, a Danish private limited liability company, or Tech Growth. The joint income taxation with Tech Growth ceased as of January 1, 2016, and the entities included in the joint taxation with Forward Pharma A/S beginning on January 1, 2016 include Forward Pharma FA ApS, (a 100% owned subsidiary of the Company) and NB FP Investment General Partner ApS.

Recent Accounting Pronouncements

  Standards effective in 2015:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that became effective during 2015. None of these new or amended standards had an effect on the Company's financial statements.

  Standards issued but not yet effective:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that become effective on or after January 1, 2016. The future adoption of these new or amended standards are currently not expected to have an effect on the Company's financial statements except for IFRS 9 Financial Instruments ("IFRS 9"), IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and IFRS 16 Leases ("IFRS 16"), which are discussed below.

        IFRS 9: This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The Company does not anticipate adopting IFRS 9 before the mandatory effective date of January 1, 2018. The impact on the Company's financial statements of the future adoption of IFRS 9 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. The only financial instruments held by the Company at December 31, 2015 that will be affected by IFRS 9 are the available-for-sale financial assets that are currently measured each reporting period at fair value through other comprehensive income. Management's preliminarily position is that the available-for-sale financial assets held at December 31, 2015 would meet the definition under IFRS 9 to be accounted for under the amortized cost category. In reaching this preliminary position, management considered the Company's historic investment activity, current investment policies and intent to not sell the available-for-sale financial assets prior to maturity and believes that the appropriate business model assessment would result in the conclusion that the Company's financial assets are held to collect contractual cash flows. The effect of using amortized cost to account for the Company's available-for-sale financial assets at December 31, 2015 would eliminate the need to carry such assets at fair value resulting in a reversal of cumulative fair value beneficial adjustment of the available-for-sale assets with a corresponding reduction in other components of equity of $102,000. In addition, the benefit reflected in the statement of comprehensive loss for the year ended December 31, 2015 from the change in fair value of the available-for-sale financial assets would be eliminated. The adoption of IFRS 9 would have no effect on the Company's reported net loss or cash flows.

        IFRS 15: This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. The impact on the Company's financial statements of the future adoption of IFRS 15 cannot currently be estimated as the Company currently does not have revenue from customers and the impact can only be determined based on facts and circumstances that exist at the time of adoption.

        IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. Management is in the process of evaluating the effect the adoption of IFRS 16 will have on the Company's financial statements and therefore until the evaluation is complete an estimate of the effect the adoption of IFRS 16 will have on the Company's financial statements cannot be made.

JOBS Act Exemptions

        On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company. As an emerging growth company, we have elected to take advantage of the following exemptions:

  •
  not providing an auditor attestation report on our internal control over financial reporting; and

  •
  not providing all of the compensation disclosure that is required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

        The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

B.  Liquidity and Capital Resources

Comparison of the Years ended December 31, 2015 and 2014

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(USD in thousands)
Net cash flows used in operating activities	(35,127)	(9,460)
Net cash flows provided by (used in) investing activities	43,030	(191,121)
Net cash flows from financing activities	155	237,571

Net increase in cash and cash equivalents	8,058	36,990
Net foreign exchange differences	(1,138)	5,404
Cash and cash equivalents beginning of year	45,349	2,955

Cash and cash equivalents end of year	52,269	45,349

        Net cash flows used in operating activities increased to $35.1 million in the year ended December 31, 2015, from $9.5 million in the year ended December 31, 2014, primarily due to an increase in operating expenses in connection with the research and development efforts to commercialize FP187 and to secure and protect our intellectual property.

        The net cash flows provided by or (used in) investing activities primarily relate to the cash outflow to purchase available-for-sale financial assets of $191.1 million in 2014 and the cash inflow resulting from the maturity of available-for-sale financial assets of $43.4 million in 2015. In addition there were cash outflows for the purchase of equipment in the years ended December 31, 2015 and 2014 of $382,000 and $6,000 respectively.

        The net cash flows from financing activities for the year ended December 31, 2015 were $155,000 and included the receipt of $2,000 in connection with the issuance of 142,000 ordinary shares upon the vesting of deferred shares and the receipt of $153,000 in connection with the exercise of 216,000 warrants. Net cash flows from financing activities for the year ended December 31, 2014 were $237.6 million and included the net proceeds received from our IPO of $214.3 million and from the issuance of two convertible loans amounting to $21.3 million.

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

        The net cash flows used in investing activities increased to $191.1 million in the year ended December 31, 2014 resulting primarily from the purchase of available-for-sale debt instruments issued by various governments with the proceeds from our IPO. We did not have any investing cash flows in 2013.

        Net cash flows from financing activities increased significantly during the year ended December 31, 2014 to $237.6 million compared to $10.4 million for the year ended December 31, 2013. The increase in 2014 was primarily related to the net proceeds received from our IPO of $214.3 million and from the issuance of two convertible loans amounting to $21.3 million. Financing activities for the year ended December 31, 2013 resulted from issuance of convertible loans and proceeds received from issuance of equity.

Funding Requirements

        We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  successful planning and implementation of the required clinical development programs for FP187;

  •
  our efforts to secure and protect our intellectual property;

  •
  our product development and need to increase production capacity to commercial scale through our CMOs;

  •
  capital expenditures for manufacturing equipment that may be needed to meet production requirements of FP187 tablets;

  •
  technology transfer in connection with our efforts to identify additional CMOs;

  •
  the scope and timing of our pre-clinical and clinical testing programs; and

  •
  the continued growth and development our internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures.

Capital Expenditures

        Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2016; however, it is possible that we may need to acquire additional manufacturing equipment in the near-term that would be placed in service at our contract manufacturer's facility to be used on our behalf to manufacture FP187 tablets. It is uncertain at this time what, if any, manufacturing equipment we may need to acquire. The timing and amount of any manufacturing equipment purchases we make in the future will be determined based on the terms and conditions of any long-term supply contracts we may enter into with our contract manufacturers. We currently do not have any long-term supply agreements with our vendors although we have begun to explore options.

C.  Research and Development and Patents

        See "Item 4. Information on the Company—B. Business Overview" and "Item 5.A. Operating results."

D.  Trend Information

        See "Item 5.A. Operating results."

E.  Off-balance Sheet Arrangements

        In 2004, Aditech began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence and minimum annual expenditure (€ 1.0 million per year) obligations on our part. Aditech has an option to receive back, for no consideration, all of our DMF-related assets (which include patent and other rights related to DMF, including FP187) should we fail to satisfy these obligations. We are required to pay Aditech up to 2% of net sales generated from our DMF products and processes, regardless of whether we or our affiliates, assignees or licensees generate such net sales. Included in the determination of our payment to Aditech is any cash or non-cash consideration generated from our DMF products and processes and received by us or our affiliates, assignees or licensees. Further, our agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF-related intellectual property assets we might choose to sell.

        As noted above, our agreement with Aditech is a patent transfer agreement, not a license agreement. This means that we have acquired exclusive and perpetual ownership to Aditech's patents and related rights. Aditech can terminate the agreement (in which event Aditech has an option to receive back, for no consideration, all of our DMF-related assets) due to any of the following reasons:

  •
  We seek a liquidation, dissolution or winding up of our business, we become insolvent or we make any general assignment for the benefit of our creditors;

  •
  A petition is filed by or against us, or any proceeding is initiated by or against us, or any proceeding is initiated against us as a debtor, under any bankruptcy or insolvency law, unless such petition or proceeding is held to be unfounded;

  •
  A receiver, trustee or any similar officer is appointed to take possession, custody or control of all or any part of our assets or property;

  •
  Upon the material breach by us of any material term or material condition of our agreement with Aditech, if such breach continues for 30 calendar days after the receipt of written notice thereof from Aditech; or

  •
  If we do not meet applicable requirements in respect of the development and commercialization of the patent rights as set forth in the patent transfer agreement.

        While we have exclusive ownership of the patents, the duration of our obligation to make payments to Aditech lasts until (on a country by country basis) the latest to occur of the expiration of the registered patent rights or applicable market exclusivity or data protection.

        A grant by the state-owned Sächsische Aufbaubank, or SAB, of €3.8 million ($4.1 million based on the December 31, 2015 exchange rate) received by Forward Pharma GmbH as compensation for development costs it incurred must be repaid should the SAB determine that the grant was not, or not entirely, used for the specific purpose of the project for which it was given. In June 2012, the SAB concluded the proceedings of proof of correct use, retaining, however, a right to initiate further proceedings. Further, if a production site has not been established by Forward Pharma GmbH in Saxony by June 30, 2016 at the earliest or May 31, 2017 at the latest, this grant must be repaid with a share in the income generated by Forward Pharma GmbH from the exploitation of the results, pro rata, up to a maximum of the grant amount, plus interest, if applicable. Should Forward Pharma GmbH not comply with this obligation, it will be required to grant the SAB rights of use regarding the results of the funded research. As of December 31, 2015, we had not decided whether to establish production facilities in Saxony. Further, we believe that as of December 31, 2015, there is uncertainty in respect of both future revenue from the development project and the possible proceeds from a sale of all or certain of our intellectual property rights if we were to cease development. On this basis, we have determined that it is currently appropriate not to recognize as a contingent liability the repayment of this grant. As of December 31, 2015 the contingent repayment obligation, including accrued interest, is €4.3 million ($4.7 million based on the December 31, 2015 exchange rate).

F.  Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2015.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations	$3,841	$8	$0	$0	$3,849
Operating lease obligations	$28	$5	$0	$0	$33

Total	$3,869	$13	$0	$0	$3,882

        Contracts with our venders that allow us to cancel the contract on short notice without financial penalty are excluded from the above table.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

        The following table sets forth information regarding our board of directors and senior management. Unless otherwise stated, the business address for our executive officers and directors is Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Name	Age	Position
Florian Schönharting	47	Chairman
Peder Møller Andersen	64	Chief Executive Officer and Chief Operating Officer
Joel Sendek	49	Chief Financial Officer
Rupert Sandbrink	52	Executive Vice President, Multiple Sclerosis/Neurology and Immunology
Andrzej Jan Stano	51	Executive Vice President, Pharmaceutical Development and Production
Thomas Carbone	58	Vice President, Finance and Controller, Forward Pharma USA, LLC
J. Kevin Buchi	60	Director
Torsten Goesch	56	Director
Jan G. J. van de Winkel	55	Director
Grant Hellier Lawrence	54	Director
Jakob Mosegaard Larsen	43	Director

Florian Schönharting, Chairman

        Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 23 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment K/S (NBFPI)

and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Peder Møller Andersen, Chief Executive Officer and Chief Operating Officer

        Dr. Andersen previously served as our acting Chief Executive Officer and has served as our Chief Operating Officer since May 2012, and was made our permanent Chief Executive Officer on August 4, 2014. He has been in charge of our clinical development program for FP187 since 2009 and also holds the position of Managing Director of Forward Pharma GmbH, Leipzig. Dr. Andersen has more than 25 years of experience in the pharmaceutical industry. He also has worked for CROs and small biopharmaceutical companies as an external consultant. Dr. Andersen also has several years of business development experience, generic and proprietary, in Europe with PLIVA, Croatia and AWD, Germany. He also has founded a successful Nordic-based pharmaceutical company. Dr. Andersen has a degree from Copenhagen Medical School and trained in surgery, anesthesiology and internal medicine for six years.

Joel Sendek, Chief Financial Officer

        Mr. Sendek has served as our Chief Financial Officer since August 2014. He also holds the position of Chief Financial Officer of Forward Pharma USA, LLC. Mr. Sendek has more than 25 years of experience in the life sciences sector, including 18 years as a senior research analyst covering biotechnology. Prior to joining us, Mr. Sendek was a Managing Director, Healthcare Equity Research, at Stifel Financial Corp., where he served as head of Stifel's healthcare equity research group. Prior to that he was a Managing Director and Senior Biotechnology Analyst at each of Lazard Capital Markets and Lazard, where he established the healthcare equity research effort in 2000. Previously, he was Senior Director, Corporate Development at Progenics Pharmaceuticals, Inc. and, prior to that, an investment banking analyst at Goldman, Sachs & Co. He graduated from Rice University with a B.A. in biochemistry in 1989.

Rupert Sandbrink, Executive Vice President Multiple Sclerosis /Neurology and Immunology

        Dr. Sandbrink, M.D., Ph.D., joined the Company on March 1, 2016 as our Executive Vice President Multiple Sclerosis /Neurology and Immunology. He has more than 17 years of expertise in the pharmaceutical industry in all stages of clinical development including product launch and medical affairs. Dr. Sandbrink holds a degree in biochemistry from the University of Hanover, Germany, and a Ph.D. in molecular biology from the University of Heidelberg, Germany. He also received his medical degree from the University of Heidelberg, with further training in psychiatry and human genetics in Mannheim and Heidelberg, and he is a board-certified Clinical Pharmacologist. Prior to joining us, Dr. Sandbrink was Vice President and Therapeutic Area Head in Medical/Clinical Development and Clinical Sciences positions at Schering AG and later Bayer AG, with a focus on MS and other neurologic diseases and auto-immune disorders as well as ophthalmology, but also for other therapeutic areas covering a broad range of indications including hematology, dermatology, gynecology and rare diseases.

Andrzej Jan Stano, Executive Vice President Pharmaceutical Development and Production

        Dr. Stano has served as our Executive Vice President Pharmaceutical Development and Production since October 2015. During Dr. Stano's approximately 30 years in the pharmaceutical industry, he has focused on the development and production of a wide variety of drug products, including early research and development through to commercialization, with extensive expertise in solid oral technology. Dr. Stano has degrees in Chemistry and in Pharmaceutical Sciences, and a Ph.D., from Kings College, London University. Most recently, Dr. Stano was Director in Product Development, Research and Development at Glaxo Smith Kline PLC, or GSK. Previously, Dr. Stano held various positions at GSK, including roles in formulation development, a global quality initiative and the development of an outsourcing strategy within research and product development.

Thomas Carbone, Vice President, Finance and Controller, Forward Pharma USA, LLC

        Mr. Carbone has served as the Vice President, Finance and Controller of Forward Pharma USA, LLC since August 2014. Prior to joining us, he spent over 30 years providing auditing and accounting services to a diversified client base of public and private companies, including many in the biotechnology and pharmaceutical industries. Mr. Carbone has extensive experience with the reporting requirements for publicly listed companies and the complex rules and regulations that public companies must comply with. He has been involved in numerous public offerings of debt and equity securities, including many initial public offerings. His most recent role was Partner at a nationally recognized public accounting firm.

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

Torsten Goesch, Director

        Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital I, LP a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta Capital I, LP investments and has served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA's worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of Management from the J.L. Kellogg Graduate School of Management at Northwestern University, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Jan G. J. van de Winkel, Director

        Dr. van de Winkel has served on our board of directors since August 2014. He is a co-founder of Genmab and served as President, Research & Development and Chief Scientific Officer of Genmab until his appointment as its President and Chief Executive Officer in June 2010. Dr. van de Winkel has over 20 years of experience in the therapeutic antibody field and served as Vice President and Scientific Director of Medarex Europe prior to co-founding Genmab. He is the author of over 300 scientific publications and has been responsible for over 70 patents and pending patent applications. Dr. van de

Winkel holds a professorship in Immunology at Utrecht University. He is chairman of the board of directors of Regenesance and member of the board of directors of ISA Pharmaceuticals and Celdara Medical, the scientific advisory board of Thuja Capital Healthcare Fund and the advisory board of Capricorn Health-tech Fund. Dr. van de Winkel holds M.S. and Ph.D. degrees from the University of Nijmegen.

Grant Hellier Lawrence, Director

        Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently Managing Director and CFO at Nunc A/S, a Thermo Fisher Scientific company. He has more than 15 years of financial and information technology management experience within global Life Science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr. Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

Jakob Mosegaard Larsen, Director

        Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korso Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is a member of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Tax, Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School.

        From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception) Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015 Mazanti-Andersen Korso Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Korso Jensen, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

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

        According to the Articles of Association, the board of directors must consist of not less than three and not more than six members. All members of the board of directors are elected by our shareholders at the general meeting for one year terms. At the end of each term, they are eligible for re-election. The board of directors plans to meet at least four times each year, and meetings can be called when deemed necessary by any of our directors or members of our executive officers or by our auditor.

        Under the shareholders' agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NBFPI will have the right to nominate four directors, Nordic Biotech K/S and NBOF will jointly have the right to nominate one director, and NBFPII shall have the right to nominate one director to the board.

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us because as of March 31, 2016 we only have 15 employees.

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

Management

        Our executive officers are responsible for our day-to-day business and operations and include Dr. Peder Møller Andersen, our Chief Executive Officer and Chief Operating Officer, Joel Sendek, our Chief Financial Officer and Rupert Sandbrink, our Executive Vice President Multiple Sclerosis /Neurology and Immunology.

Board Committees

Audit Committee

        We have an audit committee, which was established on August 8, 2014, under our board of directors consisting of Mr. J. Kevin Buchi and Mr. Grant Hellier Lawrence. Mr. J. Kevin Buchi has served on the audit committee since its inception while Mr. Grant Hellier Lawrence became an audit committee member upon his election to the board of directors in July 2015. Since there are no specific requirements under Danish law on the composition of our audit committee, we do not comply with Rule 4350(d) of the NASDAQ Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Mr. J. Kevin Buchi and Mr. Grant Hellier Lawrence each satisfy the director and audit committee "independence" requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Exchange Act.

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

Exemptions from Certain Corporate Governance Requirements of NASDAQ

  •
  As a foreign private issuer, we are not required to have an audit committee comprised of at least three members. Our audit committee is comprised of two members.

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

  •
  As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify our shareholders of meetings with at least two weeks' but not more than four weeks' notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us not less than six weeks' advance notice to properly introduce any business at an annual meeting of shareholders.

        Other than as noted above, we are in compliance with other NASDAQ corporate governance standards applicable to U.S. domestic issuers.

B.  Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2015, the aggregate compensation paid to our executive officers and members of our board of directors (including health insurance, contributions to a defined contribution retirement plan and share based compensation) was $8,073,000. Included in the aggregate compensation for the year ended December 31, 2015 were amounts set aside or accrued by us to provide health insurance and contributions to a defined contribution retirement plan for our executive officers of $35,000 and $11,000 respectively. For the year ended December 31, 2015, we also granted or replaced warrants and share options to our executive officers and members of our board of directors offering the ability to subscribe for in the aggregate 706,843 ordinary shares as detailed below. A description of the warrants, options and deferred share awards granted to our executive officers and members of our board of directors is set forth below under "—Warrant and Other Equity Incentive Program—Director and Officer Awards Granted under the Share Plan" and "—Director and Officer Awards Granted Outside the Share Plan."

        None of our directors are employees of Forward Pharma A/S or its wholly owned subsidiaries, Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS and accordingly, we do not have any written agreements with them providing for benefits upon termination.

        Mr. Larsen, a member of our board of directors, acts as our Danish legal counsel. See "—Director and Officer Awards Granted Outside the Share Plan" and "Related Party Transactions—Legal Services Provided by Nielsen Nørager Law Firm LLP."

Service and Employment Agreements

        We have entered into an amended and restated service agreement with our Chief Executive Officer and Chief Operating Officer, Dr. Peder Andersen, which contains provisions which we believe are standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions.

        We have entered into a written employment agreement with our Chief Financial Officer, Joel Sendek, who commenced working for us on August 5, 2014. Mr. Sendek's employment agreement contains, among other things, provisions regarding non-competition, confidentiality of information and assignment of inventions.

        We have entered into a written employment agreement with our Executive Vice President, Multiple Sclerosis/Neurology and Immunology, Rupert Sandbrink who commenced working for us on March 1, 2016. Dr. Sandbrink's employment agreement contains, among other things, provisions regarding non-competition, confidentiality of information and assignment of inventions.

        We have entered into a written employment agreement with our Executive Vice President Pharmaceuticals Development, Andrzej Jan Stano who commenced working for us on October 19, 2015. Dr. Stano's employment agreement contains, among other things, provisions regarding non-competition, confidentiality of information and assignment of inventions.

        Our Vice President, Finance and Controller, Thomas Carbone, commenced working for Forward Pharma USA, LLC on August 18, 2014. Mr. Carbone's agreement contains, among other things, provisions regarding non-competition, confidentiality of information, and assignment of inventions.

Warrant and Other Equity Incentive Programs

        Our employees, consultants and non-employee directors are eligible to participate in our warrant and other equity incentive programs, including our 2014 Omnibus Equity Incentive Compensation Plan described below.

  2014 Omnibus Equity Incentive Compensation Plan

        Our 2014 Omnibus Equity Incentive Compensation Plan, or Share Plan, was approved by our board of directors and shareholders on July 24, 2014, and certain technical amendments to the Share Plan were subsequently approved by our board and shareholders on August 11, 2014. Our employees, consultants and non-employee directors are eligible to receive awards under the Share Plan.

        Share Reserve and Limitations.    The maximum number of ordinary shares available for awards pursuant to the Share Plan is 3,109,384 ordinary shares, of which a maximum of 50% may be granted to an individual participant during a single year. The ordinary shares available for awards under the Share Plan may be new shares that we issue and/or existing shares, if any, we acquire.

        Administration.    The Share Plan is administered by our board of directors or, if and when established, a compensation committee appointed by our board of directors. The board of directors (or the committee, if applicable) has the power to: (i) select the employees, consultants and non-employee directors who will receive awards pursuant to the Share Plan; (ii) determine the type or types of awards to be granted to each participant; (iii) determine the number of ordinary shares to which an award will relate, the terms and conditions of any award granted under the Share Plan (including, but not limited to, restrictions as to vesting, transferability or forfeiture, exercisability or settlement of an award and waivers or accelerations thereof, and waivers of or modifications to performance conditions relating to an award, based in each case on such considerations as the board of directors (or the committee, if applicable) determines) and all other matters to be determined in connection with an award; (iv) determine whether, to what extent, and under what circumstances an award may be canceled, forfeited, or surrendered; (v) determine whether, and to certify that, the performance goals to which the settlement of an award is subject are satisfied; (vi) correct any defect or supply any omission or reconcile any inconsistency in the Share Plan, and adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Share Plan; and (vii) construe and interpret the Share Plan and make all other determinations as it may deem necessary or advisable for the administration of the Share Plan. It may delegate some or all of its powers to any executive officer of our company or any other person, other than its authority to grant awards to certain specified executives.

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

        Restricted Shares.    For awards of restricted shares, a participant receives or subscribes for a grant of our ordinary shares that are subject to certain restrictions, including forfeiture of such shares upon the occurrence of certain events. During the restriction period, holders of restricted shares will have the right to vote such shares. During the restriction period, any dividends or distributions paid with respect to any restricted shares are subject to the same restrictions as apply to such restricted shares and will be paid to the participant only if and when the applicable restriction period lapses.

        Share Options.    Share options granted under the Share Plan may be either incentive stock options or non-qualified options. The exercise price of an option (whether to subscribe for new shares or purchase existing shares we hold) will be determined by the board of directors (or the committee, as applicable), but, except as provided in an award agreement, must be at least 100% of the fair market value of our ordinary shares on the date of the grant (110% in the case of an incentive stock option granted to a 10% shareholder).

        Effects of a Change in Control.    Upon the occurrence of a change in control, the board of directors (or the committee, as applicable) may, in its discretion: (i) cancel any outstanding options in exchange for a cash payment of an amount (including zero) equal to the difference between the then fair market value of the option less the applicable option price; (ii) after having given the participant a chance to exercise any vested outstanding options, terminate any or all of the participant's unexercised options; (iii) cause the surviving corporation to assume all outstanding options or replace all outstanding options with economically comparable awards; or (iv) take such other action as the board of directors (or the committee, as applicable) determines appropriate; provided that such action substantially preserves the economic value of such options determined as of immediately prior to such change in control.

        Effects of Certain Corporate Transactions.    In the event of a recapitalization, forward or reverse stock split, reorganization, dissolution, division, merger, consolidation, spin-off, combination, share exchange, or other corporate transaction or event that affects our ordinary shares, the board of directors (or the committee, as applicable) will adjust, recapitalize or modify (i) the number and kind of shares, including any ADRs and ADSs in respect of any such shares, which may thereafter be issued in connection with awards, (ii) the number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, issuable in respect of outstanding awards, (iii) the aggregate number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, available under the Share Plan, and (iv) the exercise or grant price relating to any award. Notwithstanding the foregoing, no such adjustment will take place merely as a result of the issuance of awards pursuant to the Share Plan in the normal course (even if, to the extent permitted by the Share Plan, such awards have an exercise price less than fair market value of the underlying shares, or other shares, including, without limitation, any ADRs and ADSs in respect of any such shares, on the grant date). In the event of a change in our capital structure by reason of (i) a capital increase (including, without limitation, the issuance of additional ordinary shares or other shares in us, warrants to subscribe for our shares, or awards under the Share Plan), (ii) a capital decrease (including, without limitation, any repurchase of our shares or the cancellation or termination of warrants to subscribe for our shares or the cancellation or termination of awards under the Share Plan), (iii) our issuance of bonus or compensatory shares, (iv) our issuance of convertible debt instruments, or (v) dividends, neither the purchase price or exercise price of awards under the Share Plan nor the number of shares which may be subscribed or purchased pursuant to the Awards under the Share Plan may be adjusted unless otherwise specifically provided for in an Award Agreement, in all cases, even if the transaction giving rise to such change in our capital structure takes place at a price below the fair market value of our shares at time of the transaction.

        Clawback.    Any award granted under the Share Plan, including an award of ordinary shares, will be subject to mandatory repayment by the participant to our company pursuant to the terms of any company "clawback" or recoupment policy that is directly applicable to the Share Plan and set forth in an award agreement or required by law to be applicable to the participant.

        Transfer Restrictions.    No award or other right or interest of a participant under the Share Plan may be pledged, encumbered, or hypothecated to, or in favor of, or subject to any lien, obligation, or liability of such participant to, any party, other than us, or assigned or transferred by such participant otherwise than by will or the laws of descent and distribution, and such awards and rights will be exercisable during the lifetime of the participant only by the participant or his or her guardian or legal representative. Notwithstanding the foregoing, the board of directors, in its discretion, may provide that awards or other rights or interests of a participant granted pursuant to the Share Plan be transferable, without consideration, to immediate family members, to trusts for the benefit of such immediate family members and to partnerships in which such family members are the only partners. In addition, a participant may, in the manner established by the board of directors, designate a beneficiary to exercise the rights of the participant, and to receive any distribution, with respect to any award upon the death of the participant.

  Warrant Replacement Program

        In order to provide employees, consultants and a board member of the Company with the ability to forgo exercising approximately 1.7 million warrants or share options that were set to expire on or before January 1, 2016, or Expiring Awards, (i) our board of directors, during the period from January 2015 to April 2015, approved the granting of 1,364,870 share options or warrants, or Replacement Awards, to replace 1,404,980 Expiring Awards and (ii) our shareholders, at our ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 333,720 Expiring Awards, or Extended Awards. Further, in order to incentivize holders of Expiring Awards to remain engaged with us, our board of directors, during the period from January 2015 to April 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 361,767 ordinary shares, 22,285 of which are at an exercise price of DKK 160.88, and the balance of which are at an exercise price of $30.54, or Additional Awards. The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration date for 84,670 Replacement Awards was extended to March 2017, the expiration date for 22,285 Replacement Awards was extended to December 2020 and the expiration date for the balance of the Replacement Awards was extended to March 2021. The expiration date for 166,860 of the Extended Awards was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no compensation. Replacement Awards have the same exercise prices as Expiring Awards ranging from $0.67 to $1.43 per share. Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards cannot be exercised prior to March

2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements. We granted 153,140 of the Replacement Awards and Additional Awards under the Share Plan. The remaining Replacement Awards and Additional Awards, totaling 1.6 million, were granted outside the Share Plan but are governed in all respects as if they were awarded under the Share Plan.

Director and Officer Awards Granted under the Share Plan

        J. Kevin Buchi Grant of Options.    On April 1, 2015, we granted J. Kevin Buchi, a member of our board of directors, a non-qualified option under the Share Plan to subscribe to 41,715 ordinary shares at an exercise price of $30.54 per share. Subject to Mr. Buchi's continued service as a director of Forward Pharma A/S, the share option will become exercisable with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, provided, however, that the share option may only be exercised during the period of April 1, 2018 to March 31, 2021. In addition, the share option will immediately expire if any of the warrants we previously issued to Mr. Buchi are exercised at any time before April 1, 2018. Subject to Mr. Buchi's continuing service as a director of Forward Pharma A/S, the share option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The shares option will expire on the sixth anniversary of the share option grant date.

        Andrzej Jan Stano Deferred Share Award.    On October 19, 2015, we granted Andrzej Jan Stano a deferred share award with respect to 5,000 ordinary shares under the Share Plan. Subject to Dr. Stano's continuing employment by us, the deferred shares will become fully exercisable on July 31, 2016. In addition, subject to Dr. Stanos's continuing employment by us, 100% of the unvested deferred shares will vest and be issued to Dr. Stano immediately prior to a change in control.

        Jan G. J. van de Winkel Grant of Warrants.    On August 13, 2014, upon his election as one of our directors, we granted Jan G. J. van de Winkel warrants to subscribe for Class A shares, which converted upon the consummation of our initial public offering into warrants to purchase 89,140 ordinary shares at an exercise price of DKK 64.954 per share. Subject to Dr. van de Winkel's continued service as a director, the warrants will become exercisable in equal monthly installments over a period of four years from the date of issuance of the warrants. Subject to Dr. van de Winkel's continuing service as a director, the warrants will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The warrants will expire on the fifth anniversary of their issuance date.

        Thomas Carbone Share Option Award.    Upon the consummation of our initial public offering, we granted Thomas Carbone a non-qualified option under the Share Plan to subscribe for 80,230 ordinary shares at an exercise price per share of $21.00. The share option became exercisable with respect to 25% of the shares on August 18, 2015 and, subject to Mr. Carbone's continuing employment by Forward Pharma USA, LLC, will become exercisable with respect to an additional 25% of the underlying ordinary shares on each of August 18, 2016, 2017 and 2018. Subject to Mr. Carbone's continuing employment, the share option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The share option will expire on the tenth anniversary of the share option grant date.

        Joel Sendek Deferred Share Award.    On August 12, 2014, we granted Joel Sendek a deferred share award with respect to 31,895 deferred Class A shares under the Share Plan, which converted into a deferred share award allowing for the subscription of 568,610 ordinary shares immediately after our initial public offering. On April 13, 2015, 25% of the deferred shares vested and, accordingly, we issued 142,150 ordinary shares to Mr. Sendek and, subject to Mr. Sendek's continuing employment by us, 25% of the deferred shares will vest and be issued to Mr. Sendek on each of July 29, 2016, 2017 and 2018. In addition, subject to Mr. Sendek's continuing employment by us, 100% of the unvested deferred shares will vest and be issued to Mr. Sendek immediately prior to a change in control. Notwithstanding the foregoing, if Mr. Sendek experiences an involuntary termination of employment within six months prior to a change in control of the Company, 100% of the unvested deferred shares will vest and be issued to Mr. Sendek immediately prior to the change in control. Pursuant to the terms of his employment agreement, Mr. Sendek will also be entitled to dividend equivalent payments on the deferred shares prior to vesting and issuance to Mr. Sendek with respect to aggregate distributions by us on ordinary shares, which dividend equivalent payments will be paid to Mr. Sendek on the earliest to occur of (i) July 29, 2018; (ii) the date of Mr. Sendek's termination of employment; and (iii) the date of a change in control of the Company.

        Joel Sendek Share Option Award.    Upon the consummation of our initial public offering, we granted Mr. Sendek a non-qualified option under the Share Plan to subscribe for 379,450 ordinary shares at an exercise price per share of $21.00. The share option became exercisable with respect to 25% of the shares on April 13, 2015 and, subject to Mr. Sendek's continuing employment by us, will become exercisable with respect to an additional 25% of the underlying ordinary shares on each of July 29, 2016, 2017 and 2018. Subject to Mr. Sendek's continuing employment by us, the share option will vest and become exercisable with respect to 100% of the underlying ordinary shares immediately prior to the change in control of the Company. Notwithstanding the foregoing, if Mr. Sendek experiences an involuntary termination of employment within six months prior to a change in control, the share option will become exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Pursuant to the terms of his Employment Agreement, Mr. Sendek will also be entitled to dividend equivalent payments on the underlying shares prior to his exercising the share option with respect to aggregate distributions by us on the ordinary shares in excess of $500,000,000, which dividend equivalent payments will be paid to Mr. Sendek on the earliest to occur of (i) July 29, 2018; (ii) the date of Mr. Sendek's termination of employment; and (iii) the date of a change in control of the Company. The share option will expire on the tenth anniversary of the share option grant date.

Director and Officer Awards Granted Outside the Share Plan

        J. Kevin Buchi Grant of Warrants.    On December 1, 2012, upon his election as one of our directors, we granted Mr. Buchi warrants to subscribe for Class A shares, which converted upon the consummation of our initial public offering into warrants to purchase 166,860 ordinary shares at an exercise price of DKK 8.414 per share. The warrants are fully vested and will expire on November 30, 2018.

        Jakob M. Larsen and Grant H. Lawrence Grant of Options.    In connection with their election as our directors, we granted each of Mr. Larsen and Mr. Lawrence an option to purchase 89,140 ordinary shares at an exercise price of $36.85 per share. Subject to their continuing service as a director, the options will become exercisable with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date of July 1, 2015. Subject to each of Mr. Larsen's and Mr. Lawrence's continuing service as a director, the options will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of July 1, 2018 to June 30, 2021.

        Rupert Sandbrink Grant of Options.    Upon commencement of his employment with us, we granted Dr. Sandbrink an option to purchase 285,269 ordinary shares at an exercise price of $12.75 per share. Subject to Dr. Sandbrink's continuing employment, the options will become exercisable with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the grant date including March 2016. Subject to Dr. Sandbrink's continuing service as an employee, the options will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of March 1, 2020 to February 28, 2022.

        Andrzej Jan Stano Grant of Options.    Upon commencement of employment with us, we granted Dr. Stano an option to purchase 140,000 ordinary shares at an exercise price of $25.52 per share. Subject to Dr. Stano's continuing employment, the options will become exercisable with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the grant date including October 2015. Subject to Dr. Stano's continuing service as an employee, the options will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of October 18, 2019 to October 19, 2021.

        Peder Møller Andersen Grant of Replacement Options and Additional Options.    On April 1, 2015, we granted Peder Møller Andersen, our Chief Executive Officer and Chief Operating Officer, a non-qualified option to subscribe for (i) 89,140 ordinary shares at an exercise price of DKK 5.609 per share, (ii) 333,710 ordinary shares at an exercise price of DKK 8.414 per share, and (iii) 105,713 ordinary shares at an exercise price of $30.54 per share. We granted Dr. Andersen's option as part of the warrant replacement program described above, with options to purchase an aggregate of 422,850 shares granted as a replacement for previously granted warrants that were set to expire in the near term and options to purchase 105,713 granted as additional options. As a result, the share option will immediately expire if any of the warrants we previously issued to Dr. Andersen are exercised. The portions of the share option that allow for subscription of (i) 89,140 ordinary shares at an exercise price of DKK 5.609 per share and (ii) 333,710 ordinary shares at an exercise price of DKK 8.414 per share were fully vested on the date of grant. The remaining options to purchase 105,713 ordinary shares will become exercisable with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, subject to Dr. Andersen's continued employment by us. Notwithstanding the vesting provisions, the share option may only be exercised during the period of April 1, 2018 to March 31, 2021. Subject to Dr. Andersen's continued employment by us, the share option will vest and become exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The share option will expire on the sixth anniversary of the grant date. The options granted to Dr. Andersen were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan.

Investor Warrants

        On March 17, 2014, all then-outstanding warrants held by investors were exercised as follows:

  •
  on March 17, 2014, NBOF cancelled its shareholder loan with a principal value of $2.5 million, which amount was used to offset the exercise price on an aggregate of 137,750 warrants to subscribe for Class A shares at a subscription price of DKK 100 per share of nominally DKK 1.00 (2,455,766 ordinary shares following the Recapitalization); and

  •
  on March 17, 2014, NBOF subscribed for 260 Class A shares by way of exercise of 260 warrants, at a subscription price of DKK 100 per share (4,635 ordinary shares following the Recapitalization).

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

C.  Board Practices

        See "Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors" and "—B. Compensation."

D.  Employees

        As of December 31, 2015, we had 14 employees of which 11 are in Europe and three are in the United States. Six employees hold either an M.D., D.V.M. or Ph.D. degree. None of our employees are subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.  Share ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2016.

Directors and Executive Officers	# of Shares	% of issued Shares(1)
Florian Schönharting(2)	25,823,950	55.09%
Torsten Goesch(3)	8,788,200	18.75%
Kevin Buchi(4)	166,860	*
Jan van de Winkel(5)	40,856	*
Jakob M. Larsen(6)	0	*
Grant H. Lawrence(6)	0	*
Peder Møller Andersen(7)	0	*
Joel Sendek(8)	130,401	*
Rupert Sandbrink(9)	0	*

*
Represents less than 1%.

(1)
Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2016 (i.e., May 31, 2016) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2016, we had 46,871,734 ordinary shares outstanding.

(2)
Consists of ordinary shares held by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Through his ownership of Tech Growth Invest ApS, Mr. Schönharting (a) controls 45% of the ownership interests in Nordic Biotech General Partner ApS (which is the general partner of both Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S) and (b) is the sole member of the Investment Committee of NB FP Investment K/S and NB FP Investment II K/S), and therefore Mr. Schönharting may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)
Consists of ordinary shares held by Rosetta Capital I, LP. Mr. Goesch has full investment and voting power over all of the shares held by Rosetta Capital I, LP (an affiliate of BioScience

  Managers Limited), and so may be deemed to share beneficial ownership of the securities owned by the fund. The address for Rosetta Capital I, LP is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, U.S.

(4)
Includes options to purchase 166,860 shares at an exercise price of DKK 8.414 per share that are currently exercisable or will be exercisable on or before May 31, 2016. These options expire on November 30, 2018. Excludes options to purchase up to 41,715 shares at an exercise price of $30.54 per share that, if they become exercisable by continued service, may be exercised only during the period from April 1, 2018 to March 31, 2021. These options expire on March 31, 2021.

(5)
Includes warrants to purchase 40,856 shares at an exercise price of DKK 64.954 per share that are currently exercisable or will be exercisable on or before May 31, 2016. These warrants expire on July 31, 2019. Excludes warrants to purchase 48,284 shares at an exercise price of DKK 64.954 per share that are not exercisable before May 31, 2016. These warrants expire on July 31, 2019.

(6)
Excludes options to purchase up to 89,140 shares at an exercise price of $36.85 per share that, if they become exercisable by continued service, may be exercised only during the period from July 1, 2018 to June 30, 2021. These options expire on June 30, 2021.

(7)
Excludes options to purchase 333,710 shares at an exercise price of DKK 8.414 per share and 89,140 shares at an exercise price of DKK 5.609 that may be exercised only during the period April 1, 2018 to March 31, 2021. Further excludes options to purchase 105,713 shares at an exercise price of $30.54 per share that, if they become exercisable by continued service, may be exercised only during the period from April 1, 2018 to March 31, 2021. These options expire on March 31, 2021.

(8)
Includes 35,539 ADSs and options to purchase 94,863 shares at an exercise price of $21.00 per share that are currently exercisable or will be exercisable on or before May 31, 2016. These options expire on July 28, 2024. Excludes options to purchase 284,587 shares at an exercise price of $21.00 per share that are not exercisable before May 31, 2016. These warrants expire on July 28, 2024. Also excludes 426,457 deferred shares that will not vest in the ordinary course before May 31, 2016.

(9)
Excludes options to purchase up to 285,269 shares at an exercise price of $12.75 per share that, if they become exercisable by continued service, may be exercised only during the period from March 1, 2020 to February 28, 2022. These options expire on February 28, 2022.

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of March 1, 2016, March 1, 2015 and March 1, 2014, each being the most recent practicable date before reporting for the last three fiscal years.

	2014		2015		2016
Name	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	680,141	41.31%	12,125,340	26.07%	12,125,340	25.87%
Nordic Biotech Opportunity Fund K/S(1)	573,583	32.14%	10,588,990	22.77%	10,588,990	22.59%
NB FP Investment K/S(2)	37,874	2.30%	2,507,360	5.39%	2,507,360	5.35%
Rosetta Capital I, LP(3)	492,952	29.94%	8,788,200	18.89%	8,788,200	18.75%
The Bank of New York Mellon(4)	0	0%	11,199,980	24.08%	11,342,130	24.2%
The Baupost Group, L.L.C.(5)	0	0%	5,367,300	11.54%	5,367,300	11.45%

*
Ordinary shares which may be acquired upon exercise of warrants which are currently exercisable or which become exercisable within 60 days after March 1, 2014, 2015 and 2016, respectively, are deemed beneficially owned by the holders of such warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

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

(3)
As of October 15, 2014 BML Healthcare I, L.P. changed its name to Rosetta Capital I, LP.

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

        As of April 1, 2016, there were a total of ten holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. Two holders of record of our ordinary shares had addresses in the United States, representing 25.4% of our ordinary shares. As of April 1, 2016, there were a total of two holders of record of our ADS, both had addresses in the United States, representing 100% of our ADSs.

B.  Related Party Transactions

        The following is a description of the related party transactions that we have entered into since January 1, 2015 with any of the members of our board of directors, our executive officers or our major shareholders.

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2014 and 2015, we paid DKK 446,631 (approximately $79,000) and DKK 558,000 (approximately $83,000), respectively, for the lease. As of January 2015 our share of the total rent payable by Nordic Biotech Advisors ApS to the landlord was increased from 60% to 80% due to an increased use by us of the premises.

Employment Agreements and Equity Grants

        We have entered into employment agreements with our executive officers, and issued warrants, deferred shares and share options to our executive officers and members of our board of directors. See "Item 6. Directors, Senior Management and Employees" for more information.

Indemnification Agreements

        We have entered into indemnification agreements with members of our board of directors and our executive officers.

Legal Services Provided by Nielsen Nørager Law Firm LLP

        Prior to January 1, 2016, Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, was a partner at Nielsen Nørager Law Firm LLP through December 31, 2015. Nielsen Nørager Law Firm LLP charged us for services it rendered on an hourly basis and expenses incurred. For the years ending December 31, 2014 and 2015, we incurred legal expenses for services rendered by Nielsen Nørager Law Firm LLP of DKK 8,281,000 (approximately $1,470,000) and DKK 7,884,000 (approximately $1,153,000), respectively. Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Effective January 1, 2016, Mr. Larsen joined the Mazanti-Andersen Korso Jensen Law Firm LLP as a partner. We are using and intend to use Mazanti-Andersen Korso Jensen as our Danish legal counsel in the future.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements," which contains our financial statements prepared in accordance with IFRS.

B.  Significant Changes

        No matters to report.

ITEM 9.    THE OFFER AND LISTING

A.  Offering and Listing Details

        See "Item 9. C. Markets" for information regarding the price history of our stock.

B.  Plan of Distribution

        Not applicable.

C.  Markets

        ADSs representing our ordinary shares began trading on the Nasdaq Global Select Exchange on October 15, 2014 under the symbol FWP.

        The following table sets forth the high and low sales prices of our ADSs as reported by NASDAQ for the periods indicated:

	High	Low
October 15, 2014 (date of our initial public offering) to December 31, 2014	$26.03	$15.75
Quarter ended March 31, 2015	$29.87	$20.60
Quarter ended June 30, 2015	$43.34	$27.37
Quarter ended September 30, 2015	$40.12	$21.06
Quarter ended December 31, 2015	$29.41	$17.52
Year ended December 31, 2015	$43.34	$15.75
October 2015	$29.12	$23.61
November 2015	$26.50	$19.68
December 2015	$23.29	$18.48
January 2016	$19.35	$14.54
February 2016	$18.25	$11.22
March 2016	$17.87	$11.22

D.  Selling Shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.  Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

        Since October 14, 2015, our Articles of Association were amended as follows:

  •
  on November 14, 2014, the Company's nominal share capital was increased from DKK 4,581,376 to DKK 4,651,374;

  •
  on March 24, 2015 to add the terms applicable to warrants previously granted to certain of our directors and employees;

  •
  on April 13, 2015 to increase the share capital in connection with the issuance of 142,150 shares to Joel Sendek;

  •
  on April 20, 2015 to extend the exercise period for warrants that allow for the subscription of 333,720 shares and to increase the board of directors' authorization to issue warrants to employees and consultants by 1.7 million warrants and underlying shares;

  •
  on June 23, 2015 to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company, issue of shares to two warrant holders that had exercised their warrants and amendments due to lapse of certain warrants and

  •
  on November 24, 2015 to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company.

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

C.  Material Contracts

        Except for the agreements and contracts described below and elsewhere in this Annual Report, including under the sections "Item 4. Information on the Company—B. Business Overview—Material Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions," we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

August 2014 Shareholders' Agreement

        On August 6, 2014, all of our existing shareholders entered into an amended and restated shareholders' agreement which terminated in connection with the consummation of our initial public offering. The key terms of the shareholders' agreement were as follows:

  •
  Appointment of Board: NBFPI had the right to nominate three directors (including the chairman), NBOF and Nordic Biotech K/S collectively had the right to nominate one director, and each of NBFPII and BML Healthcare I, L.P. had the right to nominate one director;

  •
  Supermajority Voting: Certain key decisions required the approval of at least 85% of the outstanding share capital, including redemptions of shares;

  •
  Veto rights of NBFP: NBFPI had veto rights over certain key decisions, including the annual business plan and budget, and certain significant transactions such as purchase or divestment of any asset of a value in excess of DKK 200,000; and

  •
  Preemptive rights, drag- and tag-along rights: The shareholders had preemptive rights, and drag- and tag-along rights in certain situations.

September 2014 Shareholders' Agreement

        In connection with the consummation of our initial public offering, Nordic Biotech K/S, NBOF, NBFPI and NBFPII, holders of approximately 55% of our ordinary shares outstanding after consummation of our initial public offering, entered into a new shareholders' agreement dated September 8, 2014.

        The key terms of the shareholders' agreement are as follows:

  •
  Appointment of the Board: Providing NBFPI with the right to nominate four directors (including the chairman), NBOF and Nordic Biotech K/S, collectively with the right to nominate one director, and NBFPII with the right to nominate one director;

  •
  Veto rights of NBFPI: Prohibiting the other parties to the shareholders' agreement from voting in favor of certain key decisions without the approval of NBFPI;

  •
  No dividends: Providing that dividends are not expected to be paid prior to an exit event as set forth in the shareholders' agreement;

  •
  Drag-along rights: Providing NBFPI with drag-along and exit rights in certain situations; and

  •
  Capital increases: Providing NBFPI with the right to cause the other parties to approve an increase in share capital in certain situations.

Shareholder Lock-Up Agreement

        In connection with our initial public offering, we entered into lock-up agreements with certain of our existing shareholders, pursuant to which they agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of our IPO, subject to certain exceptions, without the prior written consent of the underwriters in our IPO. On April 9, 2015, the holders of our ordinary shares (except for those underlying ADSs held by our depositary) entered into a separate Shareholders' Agreement pursuant to which they agreed to voluntarily lock-up their shares for an additional 365 days beyond the expiration of the original lock-up. These shareholders currently collectively account for approximately 75% of the Company's ordinary shares outstanding. The new lock-up agreement expires on April 12, 2016, but such date may be amended by agreement of the shareholders holding at least 75% of the share capital held by the shareholders party thereto.

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

Taxation in Denmark

        This summary is for general information only and does not purport to constitute exhaustive tax or legal advice. The information is summarized based on the tax laws of Denmark in effect and applied as at the date hereof and is subject to change as a result of changes in Danish legislation, including legislation that could have a retroactive effect, or new legislation. It is specifically noted that the description does not address all possible tax consequences of an investment in our ADSs. Therefore, this summary may not be relevant, for example, to investors subject to the Danish Act on Pension Investment Return Taxation (i.e. pension savings) and professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and individuals and companies carrying on business of purchasing and selling shares to whom special tax rules apply. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct owners are the beneficial owners of the ADSs and any dividends thereon. Sales are assumed to be sales to a third party.

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

        For the purpose of this paragraph, "Danish Taxes" means taxes of whatever nature levied by or on behalf of Denmark or any of its subdivisions or taxing authorities.

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

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

        Gains on the sale of shares are taxed as share income at a rate of 27% on the first DKK 49,900 in 2015 (for cohabiting spouses a total of DKK 99,800), and at a rate of 42% on share income over DKK 49,900 (for cohabiting spouses a total of DKK 99,800). All amounts are subject to annual adjustments, and include all share income derived by the individual or cohabiting spouses, respectively. For 2016 the sale of shares will be taxed at a rate of 27% on the first DKK 50,600 (for cohabiting spouses a total of DKK 101,200), and at a rate of 42% on share income over DKK 50,600 (for cohabiting spouses a total of DKK 101,200).

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

  •
  "Taxable Portfolio Shares" are shares that do not qualify as Subsidiary Shares, Group Shares or Tax-exempt Portfolio Shares.

        It is noted that the above ownership thresholds are applied on the basis of the number of all shares issued by Forward Pharma A/S, and not on the basis of the number of ADSs issued.

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

        Capital gains from the sale of Taxable Portfolio Shares are taxable at the corporate income tax rate of 23.5% irrespective of ownership period in 2015. Losses on such shares are deductible. The corporate income tax rate has been reduced to 22% as of January 1, 2016.

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

Dividends—Companies

        The distinction described above among "Subsidiary Shares," "Group Shares," "Tax-exempt Portfolio Shares" and "Taxable Portfolio Shares" as set forth in "Sale of Offer ADSs—Companies" above, is also made with respect to taxation of dividends on shares.

        Dividends paid to companies are generally subject to corporate tax at a current rate of 23.5% in 2015 (22% in 2016 and thereafter). However, no corporate tax is levied on dividends derived from Subsidiary Shares and Group Shares. The 23.5% (22% in 2016 and thereafter) rate applies to dividends derived from Taxable Portfolio Shares and Tax-exempt Portfolio Shares. The tax rate will be reduced to 22% in 2016 and thereafter. However, only 70% of dividends from Tax-exempt Portfolio Shares are taxable whereby the effective tax rate will be 16.45% in 2015 (and 15.4% from 2016). The current effective withholding tax rate is 22%.

Taxation of Shareholders Resident Outside Denmark

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs

        A non-resident of Denmark, irrespective of whether the non-resident is a private individual or corporate shareholder, will normally not be subject to Danish tax on any capital gains realized on the sale of shares irrespective of the holding period. Where a non-resident of Denmark holds shares that can be attributed to a permanent establishment in Denmark, such gains are taxable pursuant to the rules applying to a Danish tax resident.

Dividends

        Under Danish law, dividends paid in respect of shares are generally subject to Danish withholding tax at a rate of 27%, irrespective of whether the non- resident shareholder is a private individual or a company. Non-residents of Denmark are not subject to additional Danish income tax in respect of dividends received on the shares.

        With respect to dividends distributed to a foreign company as the beneficial owner, no tax is withheld on dividends derived from Subsidiary Shares or Group Shares as defined in "Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies" above, provided that the withholding tax on dividends is eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident. With respect to Group Shares, it is also a requirement that the company receiving the dividends is a resident of an EU or EEA country and that withholding taxes on dividends would have been eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident if the Group Shares had been Subsidiary Shares.

        Corporate shareholders of Taxable or Tax-exempt Portfolio Shares and individuals who receive dividends are subject to Danish tax on such dividends at a rate of 27%. If the shareholder holds less than 10% of the nominal share capital in the company and the shareholder is resident in a jurisdiction that has a double taxation treaty or a tax information exchange treaty with Denmark, dividends are generally subject to a tax rate of 15% (a lower rate may be applicable under the double taxation treaty in question). If the shareholder is tax resident outside the EU, it is an additional requirement for eligibility for the 15% tax rate that the shareholder (together with affiliates shareholders) holds less than 10% of the nominal share capital of the company. As a result of the 27% withholding, shareholders eligible for the 15% tax rate would need to claim a refund on the excess amount withheld.

        Denmark has executed double tax treaties with approximately 80 countries, including the U.S. and almost all members of the EU. If Denmark has entered into a double tax treaty with the country in which the shareholder is resident, the shareholder may, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the tax (typically 15%) to which Denmark is entitled under the relevant tax treaty, by completing the relevant tax form and filing it with the Danish Tax Authorities. The treaty between Denmark and the U.S. generally provides for a 15% rate.

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
  insurance companies;

  •
  certain financial institutions;

  •
  dealers or traders in securities who use a mark-to-market method of tax accounting;

  •
  governmental organizations;

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

  •
  brokers or dealer in securities or currencies;

  •
  individuals who are former U.S. citizens or former long-term residents;

  •
  tax exempt entities, including "individual retirement accounts" and "Roth IRAs" and other tax-deferred accounts;

  •
  partnerships, S corporations or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

  •
  persons that own or are deemed to own 10% or more of our voting shares; and

  •
  persons holding the ADSs in connection with a trade or business conducted outside the U.S.

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

        The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury Regulations, and the income tax treaty between Denmark and the U.S., or the "Treaty," all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

        A "U.S. Holder," for U.S. federal income tax purposes, is a beneficial owner of the ADSs who is eligible for the benefits of the Treaty and is:

          (1)   an individual who is a citizen or resident of the U.S.;

          (2)   a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state therein or the District of Columbia;

          (3)   an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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

Taxation of Distributions

        Subject to the PFIC rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. The amount of a dividend will include any amounts withheld by us in respect of Danish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date the U.S. Holder receives the dividend. The amount of any dividend income paid in Euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances or how long the ADSs have been held, Danish income taxes withheld from dividends on the ADSs (or ordinary shares underlying the ADSs) at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

        Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we were a PFIC for each of the years ended December 31, 2015 and 2014 and may be classified as a PFIC in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we ceased to meet the threshold requirements for PFIC status and that U.S. Holder made a qualifying "deemed sale" election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

        If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder of ADSs during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisers regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

        Alternatively, if we are a PFIC and if our ADSs are "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our ADSs would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

        If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

        A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that in the future we may not satisfy the record- keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections.

        In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules.

Net Investment Income Tax

        In general, a U.S. Holder that is an individual, an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's filing status). A holder's net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisers regarding the applicability of the net investment income tax to your income and gains in respect of your investment in the ADSs.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

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

Market Risk

Foreign currency exchange rate risk

        We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, GBP, and the Euro.

        Forward Pharma A/S' and our wholly owned subsidiary Forward Pharma FA ApS' functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH's functional currency is the Euro, and our wholly owned subsidiary Forward Pharma USA, LLC's functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates.

        As of December 31, 2015, we had $124.4 million that was invested in interest bearing instruments in USD, GBP or Euro denominations with maturities not exceeding two years. While we intended to structure the currencies and maturities of our investments to be consistent with our projected cash requirements, the strengthening or weakening of the USD, DKK, GBP or the Euro could have a material impact, which could be negative, on our financial position and results of operations.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures. During the year ended December 31, 2015, we experienced a gain of approximately $11.9 million resulting primarily from the strengthening of the USD compared to the DKK as Forward Pharma A/S holds investments denominated in USD and uses the DKK as its functional currency. Future changes in foreign exchange rates could impact our reported operating results and the impact could be material.

        We estimate a 10% increase in the value of the U.S. dollar relative to the Euro and the DKK would have decreased our net loss for the year ended December 31, 2015 by approximately $3.6 million. A 10% decrease in the value of the U.S. dollar relative to the Euro and the DKK would have increased our net loss for the year ended December 31, 2015 by a corresponding amount.

Interest rate risk

        Our investment strategy is to protect principal and accordingly we invest in only highly rated financial instruments with maturities not exceeding two years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. As of December 31, 2015, the Company has invested approximately $124.4 million in debt instruments issued by the governments of Germany (denominated in Euros), Great Britain (denominated in GBP) and the United States (denominated in USD) (collectively "Bonds") that pay interest at fixed rates. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2015, the impact on the fair value of the Bonds of a possible increase or decrease in the interest rates would be as follows:

Denomination Currency	Possible change	As of December 31, 2015
USD '000
EUR	+/–1%-point	–862/+862
GBP	+/–1%-point	–68/+68
USD	+/–1%-point	–835/+835

Credit Risk

        Our liquid assets are invested in government issued debt instruments of Germany, Great Britain or the United States with maturities of two years or less. The Company's cash and cash equivalents are held primarily at one bank in Denmark with a Moody's long-term credit rating of Aa3. The Moody's credit rating of each of the individual governments is Aa1 or better. We do not invest in equity instruments or derivatives. We intend to hold our available-for-sale financial assets until maturity; however, it is possible that we may need to dispose of an investment before maturity that could result in material losses. Our investment criteria requires preservation of capital by investing in a diversified group of highly rated debt instruments

Liquidity Risk

        We believe that our cash, cash equivalents and available for sale financial assets held at December 31, 2015, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

        Not applicable.

B.  Warrants and Rights

        Not applicable.

C.  Other Securities

        Not applicable.

D.  American Depositary Shares

        Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	• Any cash distribution to the holder
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to the holder
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        No matters to report.

ITEM 15.    CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2015, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in our periodic SEC reports.

B.  Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

C.  Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm due to the transition period established by rules of the SEC for newly public companies and the JOBS Act that provides an exemption for emerging growth companies.

D.  Changes in Internal Control Over Financial Reporting

        There were no changes in our internal control over financial reporting during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our auditors, Ernst & Young P/S, have performed the following services for the Company during the past two years:

	2015	2014
	(in thousands of USD)
Audit	348	488
Audit related	—	—

Total	348	488

        All services provided to the Company by Ernst & Young P/S are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In 2015, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

        The material ways in which our corporate governance practices differ from those applicable to U.S. companies under the NASDAQ Listing Rules are:

  •
  We are not required to have an audit committee comprised of at least three members, and our audit committee is currently comprised of only two members.

  •
  A majority of the members of our board of directors are not required to be, however, a majority of our directors are, "independent directors" as defined in the NASDAQ Listing Rules.

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

ITEM 18.    FINANCIAL STATEMENTS

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    EXHIBITS

Exhibit Index

Exhibit Number		Description
1.1		English translation of Articles of Association of Forward Pharma A/S dated November 24, 2015.

2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.

2.2	(4)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.

2.3	(4)	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	(2)	Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.

2.5	(1)	Convertible Loan Agreement dated May 30, 2014 between Forward Pharma A/S and NB FP Investment II K/S.

2.5	(1)	Convertible Loan Agreement dated August 6, 2014 between Forward Pharma A/S and BVF Forward Pharma L.P.

2.7	(3)	Stock Lending Agreement among Nordic Biotech Opportunity Fund K/S, Leerink Partners and Forward Pharma A/S dated October 16, 2014.

4.1	(1)	Patent Transfer Agreement dated May 4, 2010 between Forward Pharma A/S and Aditech Pharma AG.

4.2	(1)	Framework Agreement dated July 11, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, BML Healthcare I, L.P., NB FP Investment K/S, and NB FP Investment II K/S.

4.3	(1)	Form of Director and Officer Indemnification Agreement.

4.4	(1)	Indemnification Agreement with Joel Sendek.

4.5	(5)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan

8.1	(1)	List of Subsidiaries

12.1		Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2		Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

Exhibit Number	Description
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Ernst & Young P/S, Independent Registered Public Accounting Firm

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

(4)
Incorporated by reference from the Registrant's Annual Report on Form 20-F filed with the SEC on March 25, 2015

(5)
Incorporated by reference from the Registrant's Registration Statement on Form S-8 (Registration No. 333-203312) filed with the SEC on April 9, 2015.

SIGNATURE

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S
By:	/s/ PEDER MøLLER ANDERSEN
	Name:	Peder Møller Andersen
	Title:	Chief Executive Officer

Date: April 12, 2016

Forward Pharma A/S

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Forward Pharma A/S

        We have audited the accompanying consolidated statement of financial position of Forward Pharma A/S as of December 31, 2015 and 2014 and the related consolidated statements of profit or loss, other comprehensive loss, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forward Pharma A/S at December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young P/S
Copenhagen, Denmark
April 12, 2016

Consolidated Statement of Financial Position

as of December 31, 2015 and 2014

		December 31,
	Notes	2015	2014
		USD '000	USD '000
Assets
Equipment	3.1	352	10
Available-for-sale financial assets	4.4	82,746	131,899
Other non-current assets	5.2	5	5

Total non-current assets		83,103	131,914

Prepayments	3.2	5,048	710
Income tax receivable	2.5	158	320
Other receivables	3.3	689	780
Available-for-sale financial assets	4.4	41,637	46,236
Cash and cash equivalents		52,269	45,349

Total current assets		99,801	93,395

Total assets		182,904	225,309

		December 31,
	Notes	2015	2014
		USD '000	USD '000
Equity and Liabilities
Share capital	4.1	796	791
Share premium		339,845	339,695
Other components of equity:
Foreign currency translation reserve		(32,875)	(10,142)
Fair value adjustment available-for-sale financial assets		102	(238)
Accumulated deficit		(131,175)	(107,712)

Equity attributable to shareholders of the parent		176,693	222,394

Total equity		176,693	222,394

Trade and other payables	3.4	6,211	2,915

Current liabilities		6,211	2,915

Total liabilities		6,211	2,915

Total equity and liabilities		182,904	225,309

See accompanying notes to these consolidated financial statements

Consolidated Statement of Profit or Loss

for the years ended December 31, 2015, 2014 and 2013

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2015	2014	2013
		USD	USD	USD
Research and development costs	2.3, 2.4	(33,727)	(10,547)	(8,018)
General and administrative costs	2.3, 2.4, 2.7, 5.1	(15,852)	(9,154)	(1,014)

Operating loss		(49,579)	(19,701)	(9,032)
Fair value adjustment to net settlement obligation to shareholder warrants	4.4	—	(968)	(6,676)
Fair value adjustment to convertible loans	3.5	—	(3,823)	—
Exchange rate gain (loss), net		11,933	5,589	(7)
Interest income		438	63	—
Interest expense	3.5, 4.4	—	(416)	(75)
Other finance costs		(132)	(10)	(2)

Net loss before tax		(37,340)	(19,266)	(15,792)
Income tax benefit	2.5	336	250	96

Net loss for the year		(37,004)	(19,016)	(15,696)

Net loss for the year attributable to:
Equity holders of the Parent		(37,004)	(19,016)	(15,696)

Net loss per share basic and diluted	2.6	(0.79)	(1.79)	(0.54)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Other Comprehensive Loss

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
	Notes	2015	2014	2013
		USD '000	USD '000	USD '000
Net loss for the year		(37,004)	(19,016)	(15,696)

Other comprehensive loss
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	4.4	340	(238)	—
Exchange differences on translation of foreign operations		(22,733)	(8,656)	(1,117)

Net other comprehensive loss to be reclassified to profit or loss in subsequent periods		(22,393)	(8,894)	(1,117)

Other comprehensive loss		(22,393)	(8,894)	(1,117)

Total comprehensive loss		(59,397)	(27,910)	(16,813)

Attributable to:
Equity holders of the parent		(59,397)	(27,910)	(16,813)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

for the years ended December 31, 2015, 2014 and 2013

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
At January 1, 2013		278	16,637	(369)	—	(36,796)	(20,250)

Net loss for the year		—	—	—	—	(15,696)	(15,696)
Other comprehensive loss		—	—	(1,117)	—	—	(1,117)

Total comprehensive loss		—	—	(1,117)	—	(15,696)	(16,813)

Issue of share capital for cash	4.1	7	7,944	—	—	—	7,951
Conversion of interest-bearing convertible loans to share capital	4.4	2	2,126	—	—	—	2,128
Costs related to capital increases		—	(10)	—	—	—	(10)
Share-based payment costs	2.4	—	—	—	—	579	579

Transactions with owners		9	10,060	—	—	579	10,648

At December 31, 2013		287	26,697	(1,486)	—	(51,913)	(26,415)

At January 1, 2014		287	26,697	(1,486)	—	(51,913)	(26,415)

Net loss for the year		—	—	—	—	(19,016)	(19,016)
Other comprehensive loss		—	—	(8,656)	(238)	—	(8,894)

Total comprehensive loss		—	—	(8,656)	(238)	(19,016)	(27,910)

Issue of share capital for cash	4.1	3	2,005	—	—	—	2,008
Cost related to capital increase		—	(8)	—	—	—	(8)
Exercise of warrants	4.4	25	29,483	—	—	—	29,508
Class B Award	2.6	3	42,731	—	—	(42,734)	—
Change in nominal value	4.1	262	(262)	—	—	—	—
Proceeds from initial public offering ("IPO")	4.1	191	235,009	—	—	—	235,200
Cost related to IPO	2.7		(20,489)	—	—	—	(20,489)
Conversion of interest-bearing convertible loans to share capital	3.5	20	24,529	—	—	—	24,549
Share-based payment costs	2.4	—	—	—	—	5,951	5,951

Transactions with owners		504	312,998	—	—	(36,783)	276,719

At December 31, 2014		791	339,695	(10,142)	(238)	(107,712)	222,394

At January 1, 2015		791	339,695	(10,142)	(238)	(107,712)	222,394

Net loss for the year		—	—	—	—	(37,004)	(37,004)
Other comprehensive income (loss)		—	—	(22,733)	340	—	(22,393)

Total comprehensive income (loss)		—	—	(22,733)	340	(37,004)	(59,397)

Issuance of deferred shares	4.1	2	—	—	—	—	2
Exercise of warrants	4.1	3	150	—	—	—	153
Share-based payment costs	2.4	—	—	—	—	13,541	13,541

Transactions with owners		5	150	—	—	13,541	13,696

At December 31, 2015		796	339,845	(32,875)	102	(131,175)	176,693

See accompanying notes to these consolidated financial statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

		Year ended December 31,
	Notes	2015	2014	2013
		USD '000	USD '000	USD '000
Operating activities:
Net loss before tax		(37,340)	(19,266)	(15,792)
Adjustments to reconcile loss before tax to net cash flow:
Fair value adjustment to net settlement obligation shareholder warrants and convertible loans	3.5, 4.4	—	4,791	6,676
Other finance adjustments including foreign exchange rate gain (loss)		(12,372)	(1,783)	84
Share-based payment costs	2.4	13,541	5,951	579
Depreciation expense		37	3	4
Cash inflow interest		1,451	—	—
Cash inflow taxes		466	—	—
(Increase) decrease in other receivables and prepayments		(4,841)	(1,239)	(370)
Increase in trade and other payables		3,931	2,083	446

Net cash flows used in operating activities		(35,127)	(9,460)	(8,373)

Investing activities:
Purchase of available-for-sale financial assets	4.4	—	(191,110)	—
Increase in other non-current assets	5.2	—	(5)	—
Proceeds from the maturity of available-for-sale financial assets		43,412	—	—
Purchase of equipment	3.1	(382)	(6)	—

Net cash flows used in investing activities		43,030	(191,121)	—

Financing activities:
Proceeds from issuance of interest-bearing convertible loans	3.5, 4.4	—	21,284	2,456
Shares issued for cash	4.1	155	1,982	7,951
Transaction costs of capital increase		—	(6)	(10)
Proceeds from IPO net of underwriters' commission	4.1	—	218,736	—
IPO transaction costs excluding underwriters' commission	2.7, 4.1	—	(4,425)	—

Net cash flows from financing activities		155	237,571	10,397

Net increase in cash and cash equivalents		8,058	36,990	2,024
Net foreign exchange differences		(1,138)	5,404	103
Cash and cash equivalents at January 1		45,349	2,955	828

Cash and cash equivalents at December 31		52,269	45,349	2,955

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Corporate information

        Forward Pharma A/S (the "Company or "Parent") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's wholly-owned German, United States and Danish subsidiaries, Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively. The Company and its subsidiaries are collectively referred to as the Group. The Company's Board of Directors authorized the issuance of the financial statements included herein on March 22, 2016.

        The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate ("DMF") for the treatment of multiple sclerosis ("MS") patients. Since the Company's founding in 2005, it has worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company's clinical candidate, is a DMF formulation in a delay and slow release oral dose that the Company plans to advance for the treatment of relapsing remitting MS ("RRMS") and other immune disorders, such as psoriasis.

Public listing of American Depositary Shares representing Ordinary Shares

        During the fourth quarter of 2014 the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADS") representing ordinary shares of the Company in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. The IPO proceeds totaled approximately $235 million before deducting the underwriters' commission (7% of gross proceeds) and other direct and incremental costs associated with the IPO. Each ADS represents one ordinary share with a per share nominal value of 0.10 Danish Kroner or DKK. Each ordinary share is entitled to one vote. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders ("Class B Award") in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company's outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis ("Share Conversion"), and additional ordinary shares ("Proportional Shares") were issued to all shareholders in proportion to their respective ownership. Finally, a share split of 10 for 1 ("Share Split") was completed immediately prior to the IPO. The Company accounted for the Class B Award as a preferential share issuance that resulted in an increase in the loss attributable to ordinary shareholders of $42.7 million for the year ended December 31, 2014. All share and per share information included herein has been adjusted to reflect the issuance of the Proportional Shares and the Share Split as if they had occurred as of the beginning of the earliest period presented, unless otherwise stated, since the issuance of the Proportional Shares and the Share Split resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. The issuance of the Class B Award and the Share Conversion are reflected herein on the dates such issuances occurred except for the per share information disclosed in the consolidated statement of profit and loss and Note 2.6 where the Share Conversion is assumed to have occurred at the beginning of the earliest period presented. The details of the shares issued in connection with the Class B Award and Share Conversion are summarized in Note 4.1.

Liquidity

        As of December 31, 2015, the Group had approximately $176.7 million in cash, cash equivalents and available-for-sale financial assets. For the years ended December 31, 2015, 2014 and 2013, the Group used cash in operations of approximately $35.1 million, $9.5 million and $8.4 million respectively. The Group currently has no commercial products or revenue and does not expect any for

Notes to Consolidated Financial Statements (Continued)

the foreseeable future. Management believes, based on current estimates, that cash, cash equivalents and available-for-sale financial assets held at December 31, 2015 will be adequate to allow the Company to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash the effect could negatively impact management's estimated operating results and financial position. The Company will need to raise funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain geographies. There can be no assurances that the Company will be able to obtain additional financing when needed in the future. The long-term success of the Company will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Company will commercialize a product, successfully defend its intellectual property, achieve or sustain positive cash flows from operations or become profitable.

Section 1—Basis of Preparation

1.1 Accounting policies

  Basis of preparation

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

        The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that were measured at fair value and are disclosed in Notes 3.5 and 4.4. The consolidated financial statements are presented in U.S. Dollars, or USD, and all values are rounded to the nearest thousand (USD '000), except when otherwise indicated.

  Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Group as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

        Forward Pharma GmbH has been consolidated for all periods presented herein. Forward Pharma USA, LLC has been consolidated since its inception on July 25, 2014. Forward Pharma FA ApS has been inactive and consolidated since its inception on December 3, 2015. The Company's consolidation of each subsidiary will continue until the date the Company no longer controls the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in consolidation.

  Translation from functional currencies to presentation currency

        The Company's consolidated financial statements are presented in USD which is not the functional currency of the Company. The Group has elected USD as the presentation currency due to the fact that the Company has listed ADSs on the Nasdaq Global Select Exchange, or NASDAQ, in the United States, under the ticker symbol "FWP."

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

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

for the year. Exchange differences arising from such translation are recognized directly in other comprehensive loss and presented in a separate reserve in equity. The Group uses the direct method of consolidation and recycles the exchange gain or loss that arises from this method.

  Foreign currencies transactions and balances

        The Company and each of its subsidiaries determine their respective functional currency based on facts and circumstances and the technical requirements of IFRS. Items included in the financial statements of each entity are measured using the functional currency. The Company's and its wholly owned subsidiary Forward Pharma FA ApS's functional currency is the DKK, the Company's wholly owned subsidiary Forward Pharma GmbH's functional currency is the Euro and the Company's wholly owned subsidiary Forward Pharma USA, LLC's functional currency is the USD. Transactions in foreign currencies are initially recorded by the Group entities in their respective functional currency using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized in the statement of profit or loss within "Exchange rate gain (loss)."

  Share-based payments

        Employees, board members and consultants (who provide services similar to employees) of the Group receive remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or share options). The fair value of these equity-settled awards is determined at the date of grant resulting in a fixed fair value at grant date that is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. Fair value of warrants and options is determined using the Black Scholes model while fair value of deferred shares is determined as fair value of the underlying shares less present value of expected dividend.

        Non-employee consultants of the Group have received equity settled awards in the form of share options as remuneration for services. The fair value of these equity-settled awards are measured at the time services are rendered using the Black Scholes model. Under this method, the fair value is determined each quarter over the service period until the award vests.

        The Company has never granted cash settled awards.

        The cost of share-based payments is recognized as an expense together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled. In the event that equity instruments are granted conditionally upon an equal number of equity instruments granted in prior periods not being exercised, they are treated as a new grant for the current period and a modification of the equity instruments granted in the prior period. For equity instruments that are modified or replaced, in addition to recognizing any unamortized prior costs, the incremental value, if any, that results from the modification is recognized as an expense over the period in which performance and/or service conditions are fulfilled or immediately if there are no performance and/or service conditions to be fulfilled.

        The fair value of equity-settled awards is reported as compensation expense pro rata over the service period to the extent such awards are estimated to vest. No cost is recognized for awards that do not ultimately vest.

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

  Employee benefits

        Employee benefits are primarily made up of salaries, share-based payments, Group provided health insurance and Group contributions to a defined contribution retirement plan. The cost of these benefits is recognized as expenses as services are delivered. The Group's contributions to the employee defined contribution retirement plan have not been material.

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

        If expenses are incurred associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) ("Court Expenses") they are classified within general and administrative expenses. The Company has filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. (collectively "Biogen") in the Regional Court in Dusseldorf, Germany, asserting infringement by Biogen's marketing of Tecfidera® in Germany. The Company is seeking damages for Biogen's sales of Tecfidera® in Germany. The outcome of the Biogen litigation is uncertain and no benefit has been recognized in the accompanying financial statements from this litigation. Court Expenses incurred in connection with the Biogen litigation for the year ended December 31, 2015 totaled $602,000 while Court Expenses incurred prior to January 1, 2015 were not material. If the Company is unsuccessful in the litigation, the Company could be subject to a claim by Biogen for statutory legal fees.

        The Group's research and development activities concentrate on the development of unique formulations of DMF for the treatment of immune disorders such as MS and psoriasis, and include all patent office-related activities regarding the Company's patent estate development (i.e., interference proceedings, oppositions and new patent developments). After considering the high uncertainty of successfully developing and commercializing FP187, the Group does not capitalize FP187 development costs and consequently expenses such costs as incurred.

  General and administrative costs

        General and administrative costs relate to the administration of the Group, and comprise salaries and related expenses, including share-based payment expense, investor relations, other costs associated with our public listing of ADSs in the United States and depreciation of equipment, to the extent such expenses are related to the Group's administrative functions as well as Court Expenses.

  Government grants

        Income from government grants is recognized where there is reasonable assurance that the grant will be received, all contractual conditions have been complied with and where contingent repayment

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

obligations remain, avoidance of such obligations are within the control of the Group and not probable to occur. When the grant is intended to subsidize costs incurred by the Group, it is recognized as a deduction in reporting the related expense on a systematic basis over the periods to which the costs relate. When the grant subsidizes a capital asset, it is recognized as income in equal amounts over the expected useful life of the related asset. For more information on government grants, refer to Notes 2.2 and 5.2.

  Income tax and deferred tax

  Current income tax

        Tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities within one year from the date of the statement of financial position. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates.

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

        Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses, can be utilized.

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

        Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

        Since January 2013, the Company has been subject to a joint taxation scheme with Tech Growth Invest ApS (see Notes 2.5 and 5.2) and entities under Tech Growth Invest ApS' control (collectively "Tech Growth"). Under this scheme, the Company receives a refund equal to the tax benefit realized by Tech Growth from Tech Growth's utilization of the Company's tax losses at the applicable corporate

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

tax rate to the extent that the tax losses reduce the taxable income of the joint taxation group. An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 will be the final year where the Company will receive a refund equal to the tax benefit realized by Tech Growth from Tech Growth's utilization of the Company's tax losses. The joint taxation with Tech Growth ceased on January 1, 2016 and, consequently, the Company will not receive any tax benefit from losses utilized in the joint taxation scheme in future periods.

  Equipment

        Equipment, that includes computers, office equipment, furniture and manufacturing equipment, is stated at cost, net of accumulated depreciation. Manufacturing equipment is owned by the Group and placed in service for the use of Group vendors who provide contract manufacturing services to the Group. There have been no impairment losses recognized by the Group since the inception of the Company.

        Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of 3 to 5 years. The residual values of equipment are not material.

        The useful life of and method of depreciation of equipment are reviewed by management at least each year end or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates. For all periods reflected herein, there have been no changes in accounting estimates for equipment.

  Financial assets

  Initial recognition and measurement

        Financial assets that meet certain criteria are classified at initial recognition as either financial assets at fair value through profit or loss, available-for-sale financial assets, held to maturity investments or receivables. The Group's financial assets include cash, cash equivalents, other receivables and available-for-sale financial assets. The Group does not hold assets that have been classified at fair value through profit or loss or held to maturity. Generally the Group's financial assets are available to support current operations; however, amounts expected to be realized within the next twelve months are classified within the statement of financial position as current assets. Certain available-for-sale financial assets have been classified within the statement of financial position as non-current assets as management currently has no intention or business reason to dispose of these financial assets within the next twelve months. The Group has no derivative financial assets nor has there been a change in classification of a financial asset after initial recognition and measurements as discussed herein.

        The Group's financial assets are recognized initially at fair value plus, in the case of financial assets not carried at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset, if any.

  Subsequent measurement

        The subsequent measurement of financial assets depends on their classification. After initial measurement, loans and receivables are measured at amortized cost using the effective interest rate method. Historically the Group's receivables are due within a short period of time and therefore the impact of using the effective interest rate method on the Group's financial statements has been

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

immaterial. The Group has no loans. This category also applies to cash and cash equivalents that comprise cash at banks available on demand.

        Available-for-sale financial assets include government issued debt instruments. After initial recognition they are carried at fair value with changes in fair value from period to period recognized in other comprehensive income. Interest earned from available-for-sale financial assets is reported as interest income using the effective interest rate method with foreign exchange gains or losses recognized in the consolidated statement of profit and loss within foreign exchange rate gain (loss). See Note 4.4.

  Financial asset impairment

        The Group assesses at the end of each reporting period whether there has been objective evidence that a financial asset or group of financial assets may be impaired. Impairment losses are incurred if there is objective evidence of impairment and the evidence indicates that estimated future cash flows will be negatively impacted. For financial assets held at amortized costs, the amount of loss to be recognized in the financial statements is measured as the difference between the carrying value of the financial asset and the present value of the expected cash flows of the financial asset using the original effective interest rate. For each of the years ended December 31, 2015, 2014 and 2013, the Group did not experience an impairment of a financial asset. For impaired available-for-sale financial assets, the amount of loss to be recognized is measured as the difference between the acquisition cost, adjusted for any amortization of discount or premium, of the available-for-sale financial asset and its fair value.

  Financial Liabilities

        The Group's financial liabilities historically have included trade payables, convertible loans and the net settlement obligation of shareholder warrants. The Group's convertible loans and net settlement obligation of shareholder warrants were converted to ordinary shares or exercised prior to December 31, 2014. As discussed further below, generally if a financial instrument is issued that allows for settlement in ordinary shares of the Company and contains provisions whereby settlement can be on a net basis in cash or ordinary shares, for a variable number of ordinary shares or a variable amount of cash, then the financial instrument will be accounted for at fair value through profit and loss.

  Trade payables

        Trade payables relate to the Group's purchase of products and services from various vendors in the normal course of business with payment terms generally not exceeding 30 days. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method in the event a vendor has provided extended payment terms to the Group. Historically none of the Group's vendors have provided extended payment terms and therefore the effective interest method has not been used.

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

Notes to Consolidated Financial Statements (Continued)

1.1 Accounting policies (Continued)

other finance costs when the convertible loans are derecognized as well as through the effective interest rate amortization process. Amortized cost is calculated by taking into account any discount or premium from the face value of the convertible loan plus direct and incremental transaction costs incurred in connection with issuance of the convertible loan. See Note 4.4.

        Convertible loans that do not settle for a fixed number of the Company's ordinary shares are initially and subsequently recognized at fair value. Direct and incremental transactions costs incurred in connection with the issuance of convertible loans that contain such provisions are recognized in profit or loss as incurred. Gains and losses resulting from changes in fair value from period to period are recognized in profit or loss as non-operating gains or losses. See Note 3.5.

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

  Other receivables

        Other receivables primarily comprise value added tax ("VAT") receivables and accrued interest income on available-for-sale financial assets. Other receivables that are not financial assets are recognized and measured at cost less impairment losses, if any. There have been no impairment losses in the financial periods presented. For more information on other receivables see Note 3.3.

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

        Cash flows used in operating activities primarily comprise the net loss for the year adjusted for non-cash items, such as share based payment expense, fair value revaluations of derivatives, foreign exchange gains and losses, depreciation, changes in working capital and cash paid or received for interest and taxes.

        Cash flows used in investing activities are comprised primarily of payments relating to equipment purchases and the investment in or maturity of available-for-sale financial assets.

        Cash flows from financing activities are comprised of proceeds from borrowings and proceeds from share issuances net of transaction costs including the proceeds from the IPO.

        For each of the years ended December 31, 2014 and 2013 the Group's cash outflows for interest expense totaled $196,000 and $76,000 respectively. For the year ended December 31, 2015 the Group had no cash outflow for interest expense.

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

  Judgments made in applying accounting policies

        In the process of applying the Group's accounting policies, management has made the following judgments that have the most significant effect on the amounts recognized in the consolidated financial statements. Refer to the Note(s) for more details:

Research and development costs not eligible for capitalization	Note 1.1
Government grant	Notes 2.2 and 5.2
Tax audit	Note 5.2

  Estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are listed below. The Group based its assumptions and estimates on information available when the consolidated financial statements were prepared.

        Management has determined that the following items are subject to a high degree of estimation uncertainty and are significant to the financial statements:

Valuation of share-based payment	Note 2.4
Deferred tax assets	Note 2.5

1.3 New and Amendments to Accounting Standards

  Standards effective in 2015:

        New standards and amendments to standards and interpretations were issued by the IASB that became effective during 2015. None of these new or amended standards had an effect on the Group's financial statements.

  Standards issued but not yet effective:

        A number of new standards and amendments to standards and interpretations were issued by the IASB that become effective on or after January 1, 2016. The future adoption of these new or amended standards are currently not expected to have an effect on the Group's financial statements except for IFRS 9 Financial Instruments ("IFRS 9"), IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and IFRS 16 Leases ("IFRS 16"), which are discussed below.

        IFRS 9: This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The Group does not anticipate adopting IFRS 9 before the mandatory effective date of January 1, 2018. The impact on the Group's financial statements of the future adoption of IFRS 9 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. The only financial

Notes to Consolidated Financial Statements (Continued)

1.3 New and Amendments to Accounting Standards (Continued)

instruments held by the Group at December 31, 2015 that will be affected by IFRS 9 are the available-for-sale financial assets that are currently measured each reporting period at fair value through other comprehensive income. Management's preliminarily position is that the available-for-sale financial assets held at December 31, 2015 would meet the definition under IFRS 9 to be accounted for under the amortized cost category. In reaching this preliminary position, management considered the Group's historic investment activity, current investment policies and intent to not sell the available-for-sale financial assets prior to maturity and believes that the appropriate business model assessment would result in the conclusion that the Group's financial assets are held to collect contractual cash flows. The effect of using amortized cost to account for the Group's available-for-sale financial assets at December 31, 2015 would eliminate the need to carry such assets at fair value resulting in a reversal of cumulative fair value beneficial adjustment of the available-for-sale assets with a corresponding reduction in other components of equity of $102,000. In addition, the benefit reflected in the statement of comprehensive loss for the year ended December 31, 2015 from the change in fair value of the available-for-sale financial assets would be eliminated. The future adoption of IFRS 9 is not expected to have an effect on the Group's reported net loss or cash flows.

        IFRS 15: This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. The impact on the Group's financial statements of the future adoption of IFRS 15 cannot currently be estimated as the Group currently does not have revenue from customers and the impact can only be determined based on facts and circumstances that exist at the time of adoption.

        IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. Management is in the process of evaluating the effect the adoption of IFRS 16 will have on the Group's financial statements and therefore until the evaluation is complete an estimate of the effect the adoption of IFRS 16 will have on the Group's financial statements cannot be made.

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

2.2 Government grant

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank ("SAB") awarded Forward Pharma GmbH a grant of 50.48% of certain development costs that it would incur. The government grant totalled €3.8 million (approximately $4.1 million based on the December 31, 2015 exchange rate)

Notes to Consolidated Financial Statements (Continued)

2.2 Government grant (Continued)

that subsidized certain product development costs ("Funded Research") incurred by Forward Pharma GmbH during the period from March 2007 to December 2012. The grant plus accrued interest is repayable in full in the event the SAB concludes that Forward Pharma GmbH acted in bad faith in obtaining the grant or failed to expend the grant for the intended purpose. In June 2012, the SAB concluded the proceedings of proof of correct use, retaining, however, a right to initiate further proceedings. In addition, the grant plus interest is contingently repayable, subject to the limitations defined below, if a production facility has not been established in Saxony, Germany by June 30, 2016 at the earliest or May 31, 2017 at the latest and if the Group generates revenues from the Funded Research. The amount repayable would be limited to a portion (50.48%) of the revenue arising from sales of the product developed with the proceeds of the grant or from the sale of the related intellectual property rights to a maximum amount of the Funded Research plus accrued interest. Should the Group not comply with this repayment obligation, it will be required to grant the SAB rights of use regarding the results of the Funded Research.

        Management determined that the purpose of the grant was to subsidize project development costs and not to ensure establishment of a production facility in Saxony Germany. On this basis, management determined that it was appropriate to treat the grant as reimbursement of costs incurred rather than a capital grant. Consequently, the grant was recognized as a deduction in reporting development expenses during the period from March 2007 to December 2012.

        As of December 31, 2015, the Group has no need currently for a production facility and has no plans to construct such a facility; however, if a production facility were needed, locating it in Saxony, Germany remains a viable option. Since there is uncertainty as to whether the Group will erect a production facility in Saxony, Germany and whether there will be future revenue from the Funded Research, including possible proceeds from a sale of all or certain of our intellectual property rights, we have determined that it is not appropriate to recognize a liability for the repayment of the grant at December 31, 2015. The contingent repayment obligation, including accrued interest, totalled €4.3 million at December 31, 2015 ($4.7 million based on the December 31, 2015 exchange rate). See Note 5.2.

Notes to Consolidated Financial Statements (Continued)

2.3 Staff costs

	Year ended December 31
	2015	2014	2013
	USD '000	USD '000	USD '000
Wages and salaries	1,832	916	579
Social taxes and benefits	407	136	101
Share-based payment (Note 2.4)	13,541	5,951	579

Total	15,780	7,003	1,259

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	6,779	2,320	1,014
General and administrative costs	9,001	4,683	245

Total	15,780	7,003	1,259

Compensation to key management personnel of the Group
Short-term employee benefits	718	532	325
Share-based payment transactions	5,500	3,828	164

Total compensation paid to key management personnel	6,218	4,360	489

        The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to key management personnel. Key management consists of the Company's Chief Executive Officer and Chief Financial Officer.

2.4 Share-based payment

        The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively "equity awards") to employees, consultants (who provide services similar to employees), non-employee consultants and members of the board of directors. Equity awards have been granted under either the Company's 2014 Omnibus Equity Incentive Compensation Plan (the "Equity Plan") or outside the Equity Plan. Outstanding warrants and options have exercise prices stated in DKK or USD. Options and warrants that have exercise prices in DKK have been converted to USD.

        The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards (as defined below) to employees, consultants and directors of the Group. At the inception of the Equity Plan there were approximately 3.1 million ordinary shares available for grant under the Equity Plan. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains anti-dilution provisions in the event of a stock split or similar corporate transaction. As of December 31, 2015, 1.3 million shares were available for future grant under the Equity Plan.

        During the year ended December 31, 2015, the Company's board of directors approved the granting of 706,000 stock options to certain employees, board members and consultants (who provide services similar to employees) and 500,000 to non-employee consultants. The options granted to the non-employee consultants are discussed in more detail below. The option exercise prices per share,

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

excluding the 500,000 options awarded to the non-employee consultants, range from $20.90 to $36.85.Vesting terms are pro rata over either a three or four year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock option expiration dates vary with the latest expiration date being six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2015, excluding the fair value of the options granted to the non-employee consultants, totaled $10.2 million.

        As discussed above, during the year ended December 31, 2015 a total of 500,000 options were granted to non-employee consultants of the Group ("Consultant Options"). 250,000 Consultant Options have an exercise price of $28.26 and the balance have an exercise price of $141.30. The Consultant Options expire on May 15, 2020 and vesting is over five years; however, the Consultant Options only can be exercised during the period from April 2, 2020 to May 15, 2020. Vesting and exercise are accelerated in the event there is a change in control as defined in the option award agreements. The Company's board of directors holds a unilateral right to terminate the Consultant Options for any reason at any time prior to vesting. The fair value of the Consultant Options is measured using the Black Scholes model with inputs consistent with those discussed below. The fair value of the Consultant Options is determined as services are rendered. As of December 31, 2015 none of the Consultant Options have vested. The fair value of the Consultant Options was computed using the Black Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that will be significantly affected by actions taken by parties who are not under the control of the Group. Accordingly the value and timing of the services to be received over the service period cannot be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The weighted average fair value per Consultant Option applied for recognition of an expense during the year ended December 31, 2015 was $11.88 and the total expense recognized was $2.0 million. There were no Consultant Options outstanding prior to 2015.

        In order to provide employees, including the Chief Executive Officer, consultants and a board member of the Group with the ability to forgo exercising warrants or share options that were set to expire on or before January 1, 2016 ("Expiring Awards"), (i) the board of directors, during the year ended December 31, 2015, approved the granting of 1,365,000 share options or warrants ("Replacement Awards") to replace 1,405,000 Expiring Awards (1,316,000 Expiring Awards expired prior to December 31, 2015 and the balance expire on January 1, 2016) and (ii) the Company's shareholders, at the ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 334,000 Expiring Awards ("Extended Awards"). Further, in order to incentivize holders of Expiring Awards to remain engaged with the Group, the board of directors, during the year ended December 31, 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 362,000 ordinary shares ("Additional Awards"). The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration dates were extended to various dates the latest being March 2021. The expiration date for 167,000 of the Extended Awards was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

compensation. Replacement Awards have the same exercise price as Expiring Awards ranging from $0.57 to $1.23 per share. Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards (except for 85,000 Replacement Awards) cannot be exercised prior to March 2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements. The aggregate fair value of Replacement Awards and Additional Awards at the date of grant totaled $6.8 million. The financial statement impact of the Extended Awards was not material.

        A total of 55,000 deferred shares were granted during 2015 to an employee and two consultants (who provide services similar to employees). The employee's deferred shares vest in July 2016 and the consultants' deferred shares vest over a four year period. Deferred shares vest and will be issued immediately in the event there is a change in control, as defined in the award agreements. At the date of grant, the aggregate fair value of the deferred shares granted in 2015 totaled $1.4 million.

        During the year ended December 31, 2015, 216,000 warrants were exercised yielding proceeds to the Company of $153,000. The weighted average fair value of an ordinary share of the Company on the dates of exercise was $33.79.

        For the year ended December 31, 2014 the Committee awarded 569,000 deferred shares ("Deferred Shares") to the Company's Chief Financial Officer. The Deferred Shares give the holder no rights as a shareholder until the Deferred Shares vest except for certain dividend rights. In addition, 471,000 share options ("Share Options") were awarded to employees, including 379,000 awarded to the Company's Chief Financial Officer, that allow the holder to purchase an equal number of ordinary shares at an exercise price per ordinary share of $21.00. In addition, 177,000 warrants were granted during the year ended December 31, 2014 including 89,000 that were granted to a director, at an exercise price of $11.02 per share, and the balance were granted to a consultant at an exercise price of $0.67 per share. The Deferred Shares, the Share Options and the warrants issued to the director vest incrementally over four years with accelerated vesting under certain situations including a change in control as defined. Approximately 53,000 of the warrants granted to the consultant vested immediately and the remaining balance vest over 18 months with accelerated vesting under certain situations including a change in control as defined. The aggregate fair value of the Deferred Shares, the Share Options and the warrants on the date of award totaled $9.2 million, $6.0 million and $1.2 million respectively. During April 2015 142,000 Deferred Shares vested and were issued.

        During the year ended December 31, 2014, 1.6 million warrants were modified to extend the expiration date or similar by two, six or seven months that have a weighted average exercise price of $1.21. The financial statement impact of the modification was not material.

        In July 2014, 135,000 warrants, after the Share Split and the Proportional Share adjustments, were exercised yielding gross proceeds to the Company of $92,000. The estimated fair value per share of an ordinary share of the Company on the date of exercise was $11.00.

        During 2013, the Company's Chief Executive Officer was granted 334,000 warrants, with an exercise price of $1.43 per share, which replaced an equal number of warrants that expired during the year. In addition, employees and consultants were granted 938,000 warrants including 751,000 warrants, with exercise prices ranging between $0.67 and $1.43 per share, that were granted as replacement awards for warrants that expired during the year. Of the remaining 187,000 warrants granted in 2013, the exercise price of 125,000 warrants is $8.76 per share and the exercise price of the remaining 62,000

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

warrants is $0.67 per share. The aggregate fair value of warrants granted during the year ended December 31, 2013, including warrants replaced, was $579,000. Warrants granted during 2013 generally vest over either a one or two year period.

        Share-based compensation expense included within operating results for each of the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year Ended December 31,
	2015	2014	2013
	USD '000	USD '000	USD '000
Research and development costs	6,000	1,789	579
General and administrative costs	7,541	4,162	—

Total	13,541	5,951	579

        The table below summarizes the activity for each of the years ended December 31, 2015, 2014 and 2013 for equity awards in the form of options and warrants and the weighted average exercise price ("WAEP"):

	Share Options and Warrants:
	Key Management Personnel	Employees and Consultants	Non- Employee Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000	No. '000
Outstanding at January 1, 2013	590	1,972	—	2,562	$1.03
Granted	334	938	—	1,272	$0.11
Expired	(334)	(1,050)	—	(1,384)	$0.06

Outstanding at December 31, 2013	590	1,860	—	2,450	$1.46
Granted	468	180	—	648	$16.84
Exercised	—	(135)	—	(135)	$0.67
Expired	—	(109)	—	(109)	$0.67

Outstanding at December 31, 2014	1,058	1,796	—	2,854	$5.03
Granted	178	528	500	1,206	$51.62
Expiring Awards	(333)	(983)	—	(1,316)	$0.98
Replacement Awards	423	942	—	1,365	$0.96
Additional Awards	147	215	—	362	$30.13
Exercised	—	(216)	—	(216)	$0.70

Outstanding at December 31, 2015	1,473	2,282	500	4,255	$20.39

Exercisable at December 31, 2015	872	1,539	—	2,411

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

        The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2015, 2014 and 2013 was 4.9 years, 2.6 years and 1.3 years respectively.

        The table below summarizes the range of exercise prices, after converting where applicable exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2015, 2014 and 2013. Exercise prices disclosed below have changed from amounts previously reported as the result of a change in the DKK to the USD exchange rate.

Range of exercise prices (per share)	2015	2014	2013
	No. '000	No. '000	No. '000
$0.57 to $1.23	2,007	2,169	2,325
$7.54 to $9.48	214	214	125
$20.90 to $28.26	1,104	471	—
$30.54 to $36.85	680	—	—
$141.30	250	—	—

Total	4,255	2,854	2,450

        The tables below summarize the inputs to the model used to value equity awards in the form of options and warrants as well as the average fair value per option or warrant awarded for each of the years ended December 31, 2015, 2014 and 2013:

Year ended December 31, 2015
Dividend yield (%)	0
Expected volatility (%)	69 - 76
Risk-free interest rate (%)	(0.1) to 1.7
Expected life of the equity award (years)	3.5 to 5.0
Share price ($)	18.10 USD to 39.00 USD
Model used	Black Scholes
Basis for determination of share price	Quote on NASDAQ
Average fair value per option or warrant granted ($)	13.05 USD

Year ended December 31, 2014
Dividend yield (%)	0
Expected volatility (%)	84 - 110
Risk-free interest rate (%)	0.0 to 0.4
Expected life of the equity award (years)	1.5 to 5
Share price ($)	11.89 USD or 21.00 USD
Model used	Black Scholes
Basis for determination of share price(a)(b)	DCF-model or IPO price
Average fair value per option or warrant granted ($)	12.28 USD

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

Year ended December 31, 2013
Dividend yield (%)	0
Expected volatility (%)	111 - 117
Risk-free interest rate (%)	0.0 to 0.6
Expected life of the equity award (years)	0.5 to 1.9
Share price ($)	7.68 USD
Model used	Black Scholes
Basis for determination of share price(a)	DCF-model
Average fair value per option or warrant granted ($)	1.05 USD

(a)
Discounted cash flow or "DCF."

(b)
The IPO price per share was used to value equity awards granted immediately prior to the IPO.

        The table below summarizes the deferred share activity for each of the years ended December 31, 2015 and 2014. Prior to 2014 there were no outstanding deferred shares:

	Deferred Shares:
	Key Management Personnel	Employees and Consultants	Total Awards
	No. '000	No. '000	No. '000
Outstanding at January 1, 2014	—	—	—
Granted	569	—	569

Outstanding at December 31, 2014	569	—	569
Granted	—	55	55
Vested and issued	(142)	—	(142)

Outstanding at December 31, 2015	427	55	482

        Subsequent to the IPO, the expected life of an equity award is based on the assumption that the holder will not exercise until after the equity award is fully vested and all restrictions on the holders' ability to dispose of the underlying ordinary shares expire. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the equity awards is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development.

Significant estimation uncertainty regarding share based payments

        Prior to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards granted to the Group's employees, consultants and directors required management to use many subjective assumptions including estimating the fair value of the Company's ordinary shares. The subjective nature of the assumptions required management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions could have yielded significantly different results. The most significant assumptions included the following: estimated long-term cash flows of the Group discounted for the risk and uncertainty of successfully developing

Notes to Consolidated Financial Statements (Continued)

2.4 Share-based payment (Continued)

and commercializing FP187; the expected period an equity award would be outstanding and the peer group we used to determine volatility. Before the Company's ADSs were quoted on an active market, the underlying share price applied was determined by applying a discounted cash flow (DCF) model. The expected future cash flows were based on strategic plans up until product launch and projections for the following years.

        Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards will continue to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted and therefore DCF valuations are no longer be used. As a public listed entity, in the future after there has been an extended period of historical trading activity of the Company's ordinary shares, the Company will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company's ordinary shares including the volatility and the expected life of an equity award.

All amounts presented in this Note have been adjusted to reflect the Proportional Shares and the Share Split as if they had occurred at the beginning of each respective period. Amounts disclosed herein may be different from amounts previously reported as the result of changes in exchange rates.

2.5 Income tax and deferred tax

        The major components of income tax for the years ended December 31, 2015, 2014 and 2013 are as follows:

Consolidated statement of profit and loss

	Year ended December 31,
	2015	2014	2013
	USD '000	USD '000	USD '000
Current income tax:
Current income tax benefit	336	250	96
Income tax benefit reported in the statement of profit and loss	336	250	96

        Included in the current income tax benefit for the years ended December 31, 2015, 2014 and 2013 are amounts due to the Company for participating under a joint taxation scheme with Tech Growth of $158,000, $250,000 and $96,000 respectively (see "Joint Taxation" below for additional information regarding Tech Growth). Also included in the tax benefit for the year ended December 31, 2015 is the favorable result from an application made in 2015 with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's 2012 tax loss carryforward. The refundable tax credit was received during the year ended December 31, 2015.

Notes to Consolidated Financial Statements (Continued)

2.5 Income tax and deferred tax (Continued)

        The tax benefit recorded for the years ended December 31, 2015, 2014 and 2013 is reconciled as follows:

	2015	2014	2013
	USD '000	USD '000	USD '000
Net loss before tax	(37,340)	(19,266)	(15,792)

At the Company's statutory income tax rate(*)	(8,775)	(4,720)	(3,948)
Adjustments:
Non-deductible expenses for tax purposes	1,032	936	1,781
Effect of higher tax rate in Germany	(1,517)	(352)	(432)
Unrecognized deferred tax assets	9,102	3,886	2,503
Refundable tax credit	(178)	—	—

At the effective income tax rate of 1% for 2015, 1% for 2014 and 1% for 2013	(336)	(250)	(96)

(*)
The statutory tax rates for 2015, 2014 and 2013 were 23.5%, 24.5% and 25% respectively.

        For the year ended December 31, 2015 the Group's cash inflows for taxes totaled $466,000 and there were no cash outflows. For each of the years ended December 31, 2014 and 2013 there were no cash inflows or outflows for taxes.

Deferred tax

        The unrecognized deferred tax assets at December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
	USD '000	USD '000
Tax effect of tax loss carry forwards	16,950	9,844
Share-based payment	3,507	3,330
Other deferred taxes, net liability	(131)	(147)

Unrecognized deferred tax assets, net	20,326	13,027

        The table above excludes a tax asset of $306 million at December 31, 2015 and $345 million at December 31, 2014 related to an intangible asset and a corresponding contingent tax liability, in the same amount, that may become available for Danish tax purposes in the event the Company generates tax revenues in future periods. The decrease in the amount from 2014 to 2015 is the result of a change in the exchange rate between the DKK and the USD.

Notes to Consolidated Financial Statements (Continued)

2.5 Income tax and deferred tax (Continued)

        The Group has the following unrecognized deductible temporary differences as of December 31, 2015, 2014 and 2013 respectively:

	Denmark			Germany
	2015	2014	2013	2015	2014	2013
	USD '000	USD '000	USD '00	USD '000	USD '000	USD '00
Unused tax losses	25,070	15,667	10,546	35,817	20,036	17,794
Deductible temporary differences regarding share based payment etc.	15,344	14,471	7,215	—	—	—

        The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company's ability to use tax loss carry forwards in any one year is limited to 100% of the first $1.1 million of taxable income plus 60% of taxable income above $1.1 million. For German tax purposes, the ability for Forward Pharma GmbH's to use tax loss carry forwards in any one year is also limited based on a formula not materially different from the limit used in Denmark. Other deductible temporary differences are not subject to any restrictions. For Danish and US tax purposes, the Company's US subsidiary does not conduct a trade or business and is therefore deemed to be a disregarded entity. Accordingly, the US subsidiary is not subject to income taxes in the US.

Joint Taxation

        As of January 19, 2013, the Company became part of a tax group with Tech Growth Invest ApS and its subsidiaries. Under applicable provisions of the Danish taxation law, the Company will be entitled to obtain refunds at the prevailing tax rate from other entities within the joint taxation scheme who utilize tax losses of the Company. The tax benefit included within the statement of profit and loss for each of the years ended December 31, 2015, 2014 and 2013 represents the estimated benefit to be derived from the joint taxation scheme. During the year ended December 31, 2015, the Company received a cash payment from Tech Growth of $288,000 that represented the actual benefit derived from other entities within the joint taxation scheme who utilized the Company's tax losses for each of the years ended December 31, 2014 and 2013. After adjusting for changes in exchange rates between the DKK and the presentation currency, or USD, the difference between the estimated tax benefit recorded in operating results for each of the years ended December 31, 2014 and 2013 and the actual amount received was not material. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership will result in the year ended December 31, 2015 being the final year where the Company will receive a refund equal to the tax benefit realized by Tech Growth Invest ApS and other entities within the joint taxation scheme who utilized the Company's tax losses. On January 1, 2016, the joint taxation with Tech Growth ceased. The Company is jointly and severally liable with other entities in the joint taxation scheme for the group's Danish tax liabilities.

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

Notes to Consolidated Financial Statements (Continued)

2.5 Income tax and deferred tax (Continued)

        The development of therapeutic products within the biopharmaceutical industry, such as the Group's product candidate FP187, are subject to considerable risks and uncertainties and there is no assurance a therapeutic product will be successfully developed. As the result of this uncertainty and since the Group has reported significant losses since inception, has no commercial products or revenues and does not expected to generate revenues or profits for the foreseeable future, management has concluded that deferred tax assets should not be recognized as of December 31, 2015 or at any other prior date. The tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide convincing positive evidence that taxable profits will be available in the future to utilize the benefit from the tax assets.

Tax uncertainties

        The German tax authorities commenced an audit of the tax returns of Forward Pharma GmbH for each of the years in the three year period ended December 31, 2012. The audit is ongoing and no provision for loss resulting from the completion of the tax audit (if any) has been reflected in the accompanying financial statements. See Note 5.2 for additional information.

2.6 Loss per share

        As discussed within "Public listing of American Depositary Shares representing Ordinary Shares" the Company completed its IPO in in the fourth quarter of 2014 and in connection therewith implemented a number of corporate actions that included:

  1.
  Class B Award.    Amending the Class B shareholders' right to a distribution preference in consideration for approximately 114,000 Class A shares (approximately 2 million ordinary shares after the Share Conversion, Proportional Shares and Share Split adjustments.)

  2.
  Share Conversion.    All outstanding Class A and Class B shares were converted to a single class of ordinary shares on a 1 for 1 basis.

  3.
  Proportional Shares.    In order to achieve a fixed number of ordinary shares outstanding prior to the IPO, approximately 1.5 million ordinary shares were issued to all shareholders in proportion to their ownership percentage.

  4.
  Share Split.    A 10 for 1 share split was effectuated.

        For financial reporting purposes, the Class B Award was accounted for as a preferential distribution in computing per share amounts that increases the loss attributable to ordinary shareholders by $42.7 million for the year ended December 31, 2014. The preferential distribution was reflected within the statement of changes in shareholders' equity as a reclassification from share capital and share premium to accumulated deficit. The Class B Award had no effect on cash or cash flows of the Group.

        The Share Conversion, the Proportional Shares issuance and the Share Split (collectively referred to as "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. For purposes of computing the per share amounts for each of the years ended December 31, 2014 and 2013, the Recapitalization was deemed to have occurred as of the beginning of the earliest period presented. The Recapitalization occurred in 2014 and was fully effected at the beginning of 2015 and therefore

Notes to Consolidated Financial Statements (Continued)

2.6 Loss per share (Continued)

retrospective adjustment was not necessary in computing per share information for the year ended December 31, 2015.

        The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted loss per share computations for each of the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
	USD	USD	USD
Net loss attributable to equity holders of the Parent	(37,004)	(19,016)	(15,696)
Preferential distribution to Class B shareholders	—	(42,734)	—

Net loss attributable to ordinary shareholders of the Parent used for computing basic and diluted net loss per share	(37,004)	(61,750)	(15,696)

Weighted average number of ordinary shares used for basic and diluted net loss per share	46,749	34,490	29,004

Net loss per share basic and diluted	(0.79)	(1.79)	(0.54)

  Amounts within the table above are in '000 except per share amounts

        Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Due to the fact that the Group has incurred losses for each year presented, the potential shares issuable related to outstanding equity awards, convertible debt or shareholder warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share are the same for each period presented. As of December 31, 2015, the only potentially dilutive equity awards outstanding are disclosed in Note 2.4.

All amounts presented in this Note have been adjusted to reflect the Share Conversion, the Proportional Shares and the Share Split as if they had occurred at the beginning of earliest period presented.

2.7 IPO Costs

        During the year ended December 31, 2014, the Company incurred direct and incremental costs associated with its IPO that totaled approximately $4 million (excluding the underwriters' commission of 7% of gross proceeds received from the IPO) that have been accounted for as a reduction of the gross proceeds received from the IPO and recorded through shareholders' equity. In addition, during the year ended December 31, 2014, the Company incurred costs that were directly associated with the IPO but were not incremental and therefore were not eligible to be offset against the gross proceeds and were therefore included in general and administrative expenses. Such amounts totaled

Notes to Consolidated Financial Statements (Continued)

2.7 IPO Costs (Continued)

approximately $2 million. No costs were incurred in connection with the IPO in the year ended December 31, 2015 or prior to 2014.

Section 3—Operating Assets and Liabilities

3.1 Equipment

Equipment
USD '000
Cost:
At January 1, 2014	17
Additions	6
Disposals	(1)
Exchange differences	1

At December 31, 2014	23
Additions	382
Exchange differences	(4)

At December 31, 2015	401

Accumulated Depreciation:
At January 1, 2014	12
Depreciation charge for the year	3
Disposals	(1)
Exchange difference	(1)

At December 31, 2014	13
Depreciation charge for the year	37
Exchange difference	(1)

At December 31, 2015	49

Net book value:
At December 31, 2014	10

At December 31, 2015	352

        Depreciation expense included within operating results for each of the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year Ended December 31,
	2015	2014	2013
	USD '000	USD '000	USD '000
Research and development costs	34	2	4
General and administrative costs	3	1	—

Total	37	3	4

Notes to Consolidated Financial Statements (Continued)

3.2 Prepaid expenses

	December 31,
	2015	2014
	USD '000	USD '000
Advanced payments to contract research and manufacturing organizations	4,430	—
Insurance	546	672
Other	72	38

Total	5,048	710

3.3 Other receivables (current)

	December 31,
	2015	2014
	USD '000	USD '000
VAT receivables	443	390
Accrued interest income	231	365
Other receivables	15	25

Total	689	780

3.4 Trade payables and other payables (current)

	December 31,
	2015	2014
	USD '000	USD '000
Trade payables	3,986	1,658
Accrued expenses	2,225	1,257

Total	6,211	2,915

3.5 Convertible Loans

        During 2014, the Company entered into two convertible note agreements borrowing € 8.35 million and $10 million respectively.

        On May 30, 2014 the Company entered into a convertible loan agreement ("Euro Note") with NB FP Investment II K/S, a related party. The terms of the Euro Note allowed the Company to borrow up to € 8.35 million in installments. Outstanding borrowings accrued interest at an annual rate of 10% payable, with principal, on December 31, 2018. The full € 8.35 million was borrowed during the three months ended September 30, 2014. There was a mandatory conversion provision that was triggered in October 2014 as the result of the Company successfully completing the IPO whereby the Euro Note plus accrued interest converted into 602,000 ordinary shares of the Company. The Euro Note conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest on the Euro Note at the time of conversion totaled $177,000.

        On August 6, 2014 the Company entered into a convertible loan agreement ("USD Note") with BVF Forward Pharma L.P., a related party. The terms of the USD Note were similar to the Euro Note except that the Company could borrow $10 million. The full $10 million was borrowed during the three

Notes to Consolidated Financial Statements (Continued)

3.5 Convertible Loans (Continued)

months ended September 30, 2014. The USD Note plus accrued interest converted into 566,000 ordinary shares of the Company upon the completion of the IPO. The USD Note conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest on the USD Note at the time of conversion totaled $118,000.

        For financial reporting purposes, the Euro Note and the USD Note (collectively "Notes") were carried at fair value and the change in fair value from period-to-period reflected as the fair value adjustment to convertible loans in the consolidated statement of profit or loss for the year ended December 31, 2014. This accounting treatment is the result of the derivative associated with the conversion feature deemed to be not closely related to the debt host. For the year ended December 31, 2014 there was a loss of $3.8 million representing the increase in fair value of the Notes from the time the Notes were issued to the time the Notes were converted to ordinary shares. The Notes met the definition of a Level 2 financial instrument, as defined below, since there was no active market where the Notes were traded. Therefore determining fair value required the Company to use an alternative approach that was based on the automatic conversion feature to ordinary shares at a 15% discount to the per share price of the IPO. The fair value of the Notes on the date of conversion was determined based on the number of ordinary shares issued at the quoted price per ordinary share at the time of the IPO ($21.00) adjusted for the 15% discount.

Section 4—Capital Structure and Financial Risk and Related Items

4.1 Equity and Capital Management

  Share capital

        The following table summarizes the Company's share activity for each of the years ended December 31, 2015, 2014 and 2013:

	Class A ordinary shares	Class B preferred shares	Ordinary shares
	No. '000	No. '000	No. '000
January 1, 2013	28,502	—	—
Capital increase for cash	—	675	—
Conversion of convertible loans	—	181	—

December 31, 2013	28,502	856	—
Capital increase for cash	—	157	—
Cashless settlement of interest-bearing convertible loans upon exercise of shareholder warrants	2,456	—	—
Exercise of shareholder warrants for cash	5	—	—
Exercise of warrants for cash	135	—	—
Class B Award(*)	2,034	—	—
Share Conversion(*)	(33,132)	(1,013)	34,145
Conversion of the Euro Note and USD Note(*)	—	—	1,169
IPO including over-allotment(*)	—	—	11,200

December 31, 2014	—	—	46,514
Issuance of deferred shares	—	—	142
Exercise of warrants for cash	—	—	216

December 31, 2015	—	—	46,872

(*)
See Notes 2.6, 2.7 and 3.5 for additional information.

Notes to Consolidated Financial Statements (Continued)

4.1 Equity and Capital Management (Continued)

        The Company has never paid a dividend on ordinary shares and does not expect to pay dividends for the foreseeable future.

        During the year ended December 31, 2015 142,000 ordinary shares were issued upon the vesting of Deferred Shares, and the receipt of the nominal value of $2,000, and 216,000 ordinary shares were issued in connection with the exercise of warrants and the receipt of $153,000. See Note 2.4.

        In connection with the IPO, including the partial exercise of the underwriters' over-allotment option, the Company sold approximately 11.2 million ordinary shares at $21.00 per share yielding gross proceeds of approximately $235 million. The underwriters' commission and other direct and increment cost totaled approximately $16 million and $4 million respectively resulting in net proceeds to the Company of approximately $215 million.

        Prior to the Share Conversion, Class A ordinary shares and Class B preferred shares had a different nominal value per share than an ordinary share. The adjustment that appears in the Statement of Changes in Shareholders Equity, for the year ended December 31, 2014, in the amount of $262,000 represents the effect of the change in Share Capital to conform with the per share nominal value of an ordinary share or 0.10 DKK.

        The proceeds received during the year ended December 31, 2014 pursuant to the issuance of approximately 157,000 Class B shares for cash totaled approximately $1.9 million. The issuance price per Class B share was approximately $12.11.

        During March 2014 a convertible loan that had been accruing interest at a rate of 20% per annum in the amount of $2.5 million that was held by Nordic Biotech Opportunity Fund K/S, a shareholder and related party, was converted to share capital and share premium in consideration for the exercise of shareholder warrants resulting in the issuance of 2.5 million Class A shares. See Note 4.4.

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

        As of December 31, 2012, the Group's borrowing consisted of a $2.1 million convertible loan that accrued interest at a rate of 10% held by Nordic Biotech Opportunity Fund K/S, a shareholder and related party. The convertible loan plus accrued interest converted into 181,000 Class B shares during January 2013.

All amounts presented in this Note have been adjusted to reflect the Proportional Shares and the Share Split adjustments as if they had occurred at the beginning of earliest period presented.

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of the Group's intellectual property, product pipeline and business. Cash, cash

Notes to Consolidated Financial Statements (Continued)

4.1 Equity and Capital Management (Continued)

equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs. As of December 31, 2015 the Group held cash, cash equivalents and available-for-sale financial assets totaling $176.7 million that will be sufficient to fund operations beyond the next twelve months. The Group currently has no significant planned capital expenditures.

4.2 Financial risk factors

        The Group's activities expose it to a number of financial risks whereby future events, which can be outside the control of the Group, could have a material effect on the Group's financial position and operating results. The known risks include foreign currency, interest and credit risk and there could be other risks currently unknown to management. The Group historically has not hedged its financial risks.

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the Euro and the USD as their functional currencies respectively. The Group conducts cross border transactions where the functional currency is not always used, including purchases from major vendors in the United Kingdom where the British Pound ("GBP") is used. In addition, the Company, whose functional currency is the DKK, has invested in debt instruments issued by the governments of Germany, Great Britain and the United States. Accordingly, future changes in the exchange rates of the DKK, the Euro, the USD and/or the GBP will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2015, 2014 and 2013, the impact on the Group's statement of profit or loss of possible changes in the USD, GBP and Euro exchange rates against the Group's functional currencies, USD, DKK and EUR, would be as follows.

Currency	Possible change	2015	2014	2013
		USD '000	USD '000	USD '000
USD	+/–10%	+8,068/–8,068	+10,188/–10,188	+21/–21
GBP	+/–10%	+1,001/–1,001	+921/–921	+62/–62
EUR	+/–2%	+1,424/–1,424	+1,974/–1,974	Not significant

  Interest Rate Risk

        The Company has invested in debt instruments issued by the governments of Germany, Great Britain and the United States (collectively "Bonds") that pay interest at fixed rates. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2015 and 2014, the impact on the fair value of the Group's Bonds of a possible increase or decrease in the interest rates would be as follows.

Denomination Currency	Possible change	2015	2014
		USD '000	USD '000
EUR	+/–1%-point	–862/+862	–1,491/+1,491
GBP	+/–1%-point	–68/+68	–119/+119
USD	+/–1%-point	–835/+835	–1,319/+1,319

Notes to Consolidated Financial Statements (Continued)

4.2 Financial risk factors (Continued)

  Credit Risk

        The Group's management manages credit risk on a group basis. The Group's credit risk is associated with cash held in banks and the Bonds. The Group does not trade financial assets for speculative purposes and invests with the objective of preserving capital by investing in a diversified group of highly rated debt instruments.

        The Group's cash and cash equivalents are held primarily at one bank in Denmark with a Moody's long-term credit rating of Aa3. The Group's available for sale financial assets are invested in government issued debt instruments that are carried at fair value with maturities not exceeding three years. Moody's credit rating of each of the individual governments is Aa1 or better.

4.3 Other finance costs

	Year ended December 31,
	2015	2014	2013
	USD '000	USD '000	USD '000
Interest on convertibles loans	—	(416)	(75)
Other financial expenses	(132)	(10)	(2)

	(132)	(426)	(77)

4.4 Financial assets and liabilities

  Recognized financial instruments

        The Group has recognized the following categories of financial assets and liabilities.

  Financial assets:

  Loans and receivables as of December 31, 2015 and 2014

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Other receivables	689	689	780	780

Total	689	689	780	780

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

  Available-for-Sale Financial Assets as of December 31, 2015 and 2014

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in current assets (Level 1)
Germany	17,223	17,223	19,351	19,351
United Kingdom	4,438	4,438	1,915	1,915
United States	19,976	19,976	24,970	24,970

Total	41,637	41,637	46,236	46,236

        At December 31, 2015 the face values of the German, United Kingdom and United States available-for-sale financial assets were 15.6 million Euros, 2.9 million GBP and 20.0 million USD respectively. At December 31, 2014 the face values of the German, United Kingdom and United States available-for-sale financial assets were 15.7 million Euros, 1.2 million GBP and 25.0 million USD respectively.

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in non-current assets (Level 1)
Germany	43,558	43,558	67,862	67,862
United Kingdom	1,855	1,855	6,769	6,769
United States	37,333	37,333	57,268	57,268

Total	82,746	82,746	131,899	131,899

        At December 31, 2015 the face values of the German, United Kingdom and United States available-for-sale financial assets were 39.3 million Euros, 1.2 million GBP and 37.5 million USD respectively. At December 31, 2014 the face values of the German, United Kingdom and United States available-for-sale financial assets were 54.9 million Euros, 4.1 million GBP and 57.5 million USD respectively.

  Financial Liabilities:

  Financial liabilities at amortized cost as of December 31, 2015 and 2014

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Trade payables	3,986	3,986	1,658	1,658

Total	3,986	3,986	1,658	1,658

        Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

  Financial instrument valuation hierarchy

        Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels:

        Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company's available-for-sale financial assets meet the definition of Level 1.

        Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group did not have financial instruments allocated to this level as of December 31, 2015 or 2014.

        Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group did not have financial instruments allocated to this level as of December 31, 2015 or 2014.

        For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

  Interest bearing convertible loan

        As of December 31, 2013, the Group's borrowing consisted of a convertible loan denominated in DKK held by Nordic Biotech Opportunity Fund K/S, a related party. The loan was due on October 31, 2018 and was carried at amortized cost. Interest accrued at an annual rate of 20%. The convertible loan contained various terms and conditions including provisions for mandatory conversion, under certain defined circumstances, as well as optional conversion provisions into Company shares. The lender had a put option that provided for immediate repayment of the convertible loan that was exercisable based on conditions that were not within the control of the Company and therefore the convertible loan was classified as a current liability at December 31, 2013. On March 17, 2014 the convertible loan was cancelled in consideration for exercising shareholder warrants that are discussed below. The carrying value of the convertible loan was $2.5 million at the time of cancellation and was transferred from liability classification to share premium. Interest expense recognized during each of the years ended December 31, 2014 and 2013 totaled $100,000 and $120,000 respectively.

  Net settlement obligation of shareholder warrants

        On May 31, 2011, Nordic Biotech Opportunity Fund K/S, one of the Company's shareholders, was granted 138,000 shareholder warrants that entitled the holder to acquire an equal number of Class A ordinary shares (or 2.5 million ordinary shares after the Proportional Shares and the Share Split adjustments) at an exercise price of approximately $1.07 per ordinary share after the Proportional Share and Share Split adjustments. The terms of the shareholder warrants allowed the holder to net settle in shares whereby the holder could exercise all the shareholder warrants and receive fewer Class A shares with a fair value equal to the intrinsic value of the shareholder warrants without remitting the exercise price. The shareholder warrants were classified as a derivative financial instrument due to the fact that the holder could elect net share settlement and were recorded within current liabilities in the statement of financial position. All shareholder warrants were exercised on March 17, 2014 in a single transaction in which 5,000 Class A shares (after the issuance of Proportional Shares and the Share Split adjustments) were issued for cash consideration of $5,000 and the balance in consideration for the cancellation of a convertible loan discussed above. The fair value of the shareholder warrants as of the exercise date was $27.0 million and was transferred from liability classification to share premium within shareholders' equity as of that date.

Notes to Consolidated Financial Statements (Continued)

4.4 Financial assets and liabilities (Continued)

        The following table summarizes the changes in the carrying value of the net settlement obligation of shareholder warrants for each of the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	USD '000	USD '000
Carrying amount at January 1	26,124	18,370
Fair value adjustment recognized as an expense	968	6,676
Exchange differences	(123)	1,078
Exercise	(26,969)	—

Carrying amount at December 31	—	26,124

Section 5—Other Disclosures

5.1 Related party disclosures

        The Company is controlled by NB FP Investments K/S and affiliates (collectively "NB"). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

        A Director of the Company, who was elected to the Board of Directors on July 20, 2015, was a partner in the law firm that provided Danish legal services to the Group. As of January 1, 2016 the Director became a partner in another Danish law firm, which now provides Danish legal services to the Group. The Director serves on the Company's Board of Directors in his individual capacity and not as a representative of any of the law firms.

        Beginning in 2013, the Company became part of the Tech Growth tax group. Participants in Tech Growth tax group include the Company, Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company's participation in the Tech Growth tax group ceased on January 1, 2016. Refer to Notes 2.5 and 5.2.

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of year-end:

	Year ended or as of December 31,
	2015	2014	2013
	USD '000	USD '000	USD '000
Purchase of services from NB	83	64	62
Danish legal services rendered while a Director	560	—	—
Amounts owed to related parties	271	—	—
Amounts owed by related parties	—	—	6

        The above table excludes the related party transactions disclosed in Notes 2.5, 3.5, 4.1, 4.4 and 5.2.

  Terms and conditions of transactions with related parties

        The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables.

Notes to Consolidated Financial Statements (Continued)

5.1 Related party disclosures (Continued)

For the years ended December 31, 2015, 2014 and 2013, the Group has not recorded any impairment of receivables relating to amounts owed by related parties.

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

  Compensation paid to the members of the board of directors

        Compensation paid to members of the Company's board of directors, excluding share-based compensation, for each of the years ended December 31, 2015, 2014 and 2013 totalled $35,000, $8,000 and none respectively. Share-based compensation paid to members of the Company's board of directors for each of the years ended December 31, 2015, 2014 and 2013 totalled $1.8 million, $346,000 and $74,000 respectively.

  Patent transfer agreement between Aditech Pharma AG and the Company

        In 2010, the Company entered into a patent transfer agreement with Aditech Pharma AG, a related party, which is discussed in Note 5.2.

5.2 Commitments and contingent liabilities

  Leasing as lessee

        Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. The Group's operating leases are for office space.

        Lease payments under operating leases for office space are recognized in the statement of profit and loss over the lease term. The total remaining non-cancellable operating lease commitment as of December 31, 2015 is approximately $33,000 of which approximately $28,000 and $5,000 is payable during each of the years ending December 31, 2016 and 2017 respectively. Operating lease payments recognized as an expense amounted to $135,000, $107,000 and $60,000 for each of the years ended December 31, 2015, 2014 and 2013 respectively.

        As of December 31, 2015 and 2014, a security deposit for leased office space of $5,000 is included in other non-current assets.

  Contingent liabilities

        Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups' control.

        Forward Pharma GmbH received a government grant totalling €3.8 million that subsidized certain product development costs incurred by the Group during the period from March 2007 to December

Notes to Consolidated Financial Statements (Continued)

5.2 Commitments and contingent liabilities (Continued)

2012. The grant plus interest is contingently repayable under certain defined conditions that management does not believe are probable to occur at this time. As of December 31, 2015, the contingent repayment liability, including interest, is €4.3 million or approximately $4.7 million based on the December 31, 2015 exchange rate. The accompanying financial statements do not include a provision for any loss that may result from this contingency. See Note 2.2.

        As of January 19, 2013, the Company became part of the Tech Growth tax group. The tax group exposes the Company to joint and several liability for the tax liabilities arising from the tax group or any entity participating in the tax group. The accompanying financial statements do not include a provision for any loss that may result from this contingency. See Notes 2.5 and 5.1.

        The German tax authorities commenced an audit of the tax returns of Forward Pharma GmbH ("FP GmbH") for each of the years in the three year period ended December 31, 2012. The audit is ongoing and no assessment has been received from the German tax authorities. As of December 31, 2015 and 2014, the Group has not recognized within the consolidated financial statements either a deferred tax asset in connection with FP GmbH's unused tax loss carryforwards or a provision for any potential loss resulting from the completion of the tax audit (if any) as the criteria for recognition of a deferred tax assets or any tax liability has not been met.

        Aditech Pharma AG is considered to be a related party of the Company due to control over Aditech Pharma AG by NB. In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, "Aditech"), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement which replaced the patent license agreement. Under the Company's agreement with Aditech, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems (the "Aditech IP"), subject to both diligence and minimum annual expenditure (€1 million per year) obligations on the part of the Company. Aditech has the option to receive back, for no consideration, all of the Company's DMF related assets (which include patent and other rights related to DMF, including FP187) should the Company fail to satisfy these obligations. The Company is required to pay Aditech a royalty of up to 2% of net sales generated from the Company's DMF products and processes, regardless of whether such net sales are generated by the Company or its affiliates, assignees or licensees. Included in the determination of the Company's payment to Aditech is any cash or non-cash consideration generated from the Company's DMF products and processes and received by the Company or its assignees, affiliates and licensees. Further, the Company's agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets that the Company might choose to sell. Our annual expenditures related to our DMF formulations and delivery systems are expensed as incurred. To date, the Group has not incurred the royalty; however, in the future if we were to realize net sales, as defined, from the Aditech IP, the royalty would be expensed in the period when the net sales are recognized in our operating results.

5.3 Events after the reporting period

        Subsequent to December 31, 2015 there were no events that were required to be reported.