Form 20-F
period 2016-12-31
Forward Pharma A/S
filed 2017-04-18
CIK 1604924

Use these links to rapidly review the document

Forward Pharma A/S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............

Commission file number 001-36686

Forward Pharma A/S (Exact name of Registrant as specified in its charter)
Forward Pharma A/S (Translation of Registrant's name into English)
Denmark (Jurisdiction of incorporation or organization)
Østergade 24A, 1st Floor 1100 Copenhagen K Denmark (Address of principal executive offices)

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

Ordinary shares: 47,143,889

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

☐ Yes    ☐ No

Forward Pharma A/S

i

        Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the "Annual Report") to "Forward Pharma A/S" or the "Parent" refer to Forward Pharma A/S and all references in this report to the "Group" refer to Forward Pharma A/S, together with its wholly owned subsidiaries. All references in this report to "Forward Pharma," the "Company," "we," "our," "ours," "us" or similar terms refer to Forward Pharma A/S or Forward Pharma A/S together with its wholly owned subsidiaries, as required by the context.

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

        Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. These risks and uncertainties include, but are not limited to, factors relating to:

  •
  whether and when we will receive any additional payments under our Settlement and License Agreement with two subsidiaries of Biogen, Inc.;

  •
  the timing, outcome and impact of administrative, court and other proceedings related to our patents and intellectual property, including our interference proceeding with Biogen, Inc. and the European Patent Office opposition proceeding with Biogen, Inc. relating to EP2801355;

  •
  the timing and amount of any dividends, distributions, share repurchases or other return of capital to our shareholders;

  •
  our ability to successfully protect, defend and enforce our intellectual property;

  •
  our ability, in the event that the Settlement and License Agreement in the U.S. remains co-exclusive, to successfully assign our U.S. co-exclusive license rights to a third party and receive future payments;

  •
  the strength of the future market opportunity for products containing dimethyl fumarate for the treatment of multiple sclerosis;

  •
  our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

  •
  our ability to hire and retain qualified personnel;

  •
  our ability to continue as a going concern; and

  •
  other risk factors identified under "Risk Factors."

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.  Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2016, 2015 and 2014, and as of December 31, 2016 and 2015, is derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information set forth below for the years ended December 31, 2013 and 2012, and as of December 31, 2014, 2013 and 2012, is derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated Statement of Profit or Loss Data

	Year ended December 31,
(USD in thousands, except per share data)	2016	2015	2014	2013	2012
Research and development costs	(41,052)	(33,727)	(10,547)	(8,018)	(4,445)
General and administrative costs	(14,382)	(15,852)	(9,154)	(1,014)	(928)

Operating loss	(55,434)	(49,579)	(19,701)	(9,032)	(5,373)
Fair value adjustment to net settlement obligations to shareholder warrants	—	—	(968)	(6,676)	(17,071)
Fair value adjustment to convertible loans	—	—	(3,823)	—	—
Exchange rate gain (loss), net	598	11,933	5,589	(7)	(3)
Interest income	389	438	63	—	—
Interest expense	—	—	(416)	(75)	(32)
Other finance costs	(92)	(132)	(10)	(2)	—

Net loss before tax	(54,539)	(37,340)	(19,266)	(15,792)	(22,479)
Income tax benefit	21,203	336	250	96	—

Net loss for the year	(33,336)	(37,004)	(19,016)	(15,696)	(22,479)

Net loss per share(1)
Basic and diluted(2)	(0.71)	(0.79)	(1.79)	(0.54)	(0.80)
Weighted-average shares outstanding used to calculate net loss per share
Basic and diluted	47,013	46,749	34,490	29,004	28,124

(1)
As discussed in more detail in the Company's audited consolidated financial statements, just prior to the Company's initial public offering in October 2014, there were a number of corporate actions taken whereby all of the Company's outstanding shares were converted into ordinary shares on a 1 for 1 basis, or Share Conversion, additional ordinary shares, or Proportional Shares, were issued to all shareholders in proportion to their respective ownership interest and there was a share split of 10 for 1, or Share Split. Since the Share Conversion, issuance of Proportional Shares and Share Split (collectively referred to as the "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company, for purposes of computing the loss per share for each of the years ended December 31, 2014, 2013 and 2012 included herein, the Recapitalization was deemed to have occurred as of the beginning of the earliest period presented. The Recapitalization was fully effected at the beginning of 2015 and therefore retrospective adjustment was not necessary in computing per share information for the years ended December 31, 2016 and 2015.

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

Consolidated Statement of Financial Position Data

	As of December 31,
(USD in thousands)	2016	2015	2014	2013	2012
Cash, cash equivalents and available-for-sale financial assets	138,723	176,652	223,484	2,955	828
Adjusted working capital(3)	132,465	93,590	90,480	2,317	213
Total assets	163,143	182,904	225,309	3,599	970
Long-term debt, including current portion	—	—	—	2,613	2,100
Accumulated deficit	(147,400)	(131,175)	(107,712)	(51,913)	(36,796)
Total shareholders' equity (deficit)	155,802	176,693	222,394	(26,415)	(20,250)

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

Exchange Rate Information

        Our business is primarily conducted in Denmark and Germany. The functional currency of Forward Pharma A/S is the Danish Kroner, the functional currency of Forward Pharma FA ApS is the Danish Kroner, the functional currency of Forward Pharma GmbH is the Euro and the functional currency of Forward Pharma USA, LLC is the United States, or U.S., Dollar. Forward Pharma A/S reports its consolidated financial statements in U.S. Dollars.

        The following table presents information on the exchange rates between the Danish Kroner and the U.S. Dollar for the periods indicated, as published by the Danish Central Bank.

	Period-end	Average for Period	Low	High
	(DKK per USD)
Year Ended December 31:
2012	5.659	5.794	5.523	6.156
2013	5.414	5.618	5.400	5.833
2014	6.121	5.619	5.349	6.121
2015	6.830	6.727	6.181	7.081
2016	7.053	6.733	6.433	7.173
Month Ended:
October 2016	6.796	6.749	6.627	6.842
November 2016	6.996	6.892	6.705	7.051
December 2016	7.053	7.054	6.912	7.173
January 2017	6.915	7.006	6.915	7.159
February 2017	7.014	6.986	6.882	7.071
March 2017	6.928	6.960	6.833	7.070

        The following table presents information on the exchange rates between the Euro and the U.S. Dollar for the periods indicated, as published by the European Central Bank.

	Period-end	Average for Period	Low	High
	(EUR per USD)
Year Ended December 31:
2012	0.758	0.779	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824
2015	0.919	0.902	0.830	0.948
2016	0.949	0.904	0.864	0.965
Month Ended:
October 2016	0.914	0.907	0.890	0.920
November 2016	0.940	0.926	0.901	0.948
December 2016	0.949	0.949	0.929	0.965
January 2017	0.930	0.942	0.930	0.963
February 2017	0.944	0.940	0.925	0.951
March 2017	0.931	0.936	0.918	0.951

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

Risks Related to Our Business and Industry

There can be no assurance that the interference proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that any claims of our U.S. Patent Application No. 11/576,871 will ever issue in a patent or be royalty bearing under the Settlement and License Agreement with Biogen.

        On April 13, 2015, an administrative patent judge at the U.S. Patent Trial and Appeal Board, or PTAB, declared Patent Interference No. 106,023, or Interference Proceeding, between our U.S. Patent Application No. 11/567,871, or '871 application, and U.S. Patent No. 8,399,514, or '514 patent, held by a subsidiary of Biogen, Inc. (all subsidiaries of Biogen, Inc., together with Biogen, Inc., hereafter collectively referred to as Biogen), both of which contain claims that cover a method of treating multiple sclerosis, or MS, using about a 480 mg daily dose of dimethyl fumarate, or DMF. If the Company is successful in the Interference Proceeding after any appeals (including en banc review) to the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit, it will be eligible to receive royalties starting as early as 2021 based on Biogen's net sales as defined in our Settlement and License Agreement dated as of January 17, 2017, or License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, provided that other conditions of the License Agreement are satisfied. However, as explained below, the outcome of the Interference Proceeding is uncertain, and even if we prevail in the Interference Proceeding after any appeals to the Federal Circuit, there is no assurance that we will receive further payments from Biogen under the License Agreement.

        An interference is an administrative proceeding at the United States Patent and Trademark Office, or USPTO, to determine which party is the first to invent an invention claimed by two parties. The party with the earliest effective filing date to the common invention is designated "senior party" and is entitled to the presumption that it is the first inventor. Biogen, as the junior party in the Interference Proceeding, has the burden of proof to show a date of invention that predates our invention. During an interference, the parties can dispute the patentability of the other party's claims, challenge the senior party designation and present proof of prior invention. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this Interference Proceeding those two phases were combined.

        At the outset of the Interference Proceeding, the administrative patent judge accorded the Company benefit of the filing date of our Danish Application No. PA 2004 01546, filed on October 8, 2004. Biogen filed a motion in the Interference Proceeding to vacate benefit to this priority date. Although we believe we are entitled to the benefit of this priority date, and have opposed Biogen's motion, there is no assurance that the USPTO will agree with us. Biogen also filed a motion in the Interference Proceeding alleging that our claims are unpatentable under 35 U.S.C. Section 112 for lack of written description and lack of enablement. The PTAB granted this motion on March 31, 2017. While we do not believe Biogen has proven that our claims fail to satisfy Section 112 and have opposed Biogen's motion, there can be no assurance that we will be successful in appealing this decision. In addition, Biogen filed a motion for priority asserting February 19, 2004 as its date of conception of the invention claimed in its '514 patent, which is earlier than the October 8, 2004 priority date to which our '871 application has been accorded benefit. As the junior party in the Interference Proceeding, Biogen has the burden of proving an earlier date of conception and diligent reduction to practice of the invention from a date just before our earliest effective filing date through the date of Biogen's earliest alleged reduction to practice, which is currently Biogen's alleged first constructive reduction to practice on February 8, 2007, the date of Biogen's U.S. provisional application. Thus, Biogen must show diligence for a 28-month period from October 2004 through February 2007. While we do not believe Biogen has proven entitlement to priority and have opposed Biogen's priority motion, there can be no assurance that we will be successful in doing so.

        We filed four motions in the Interference Proceeding. Our first motion alleges that Biogen's '514 patent is unpatentable under 35 U.S.C. Sections 102 and/or 103 in view of the publication of our international application PCT/DK2005/000648. Our second motion alleges that Biogen's '514 patent claims are unpatentable under 35 U.S.C. Section 112 for lack of written description. Our third motion seeks benefit of the filing dates of our three additional Danish applications and our U.S. provisional application. Our fourth motion attacks Biogen's benefit claim to its February 8, 2007 U.S. provisional application. Biogen has opposed each of these motions and, while we believe our motions should be granted, there is no assurance we will be successful.

        The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company intends to appeal the decision to the Federal Circuit. The appeal is expected to last 12 months or longer. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties' other outstanding motions, including Biogen's priority motion. The oral argument for the inter partes review, or IPR, against Biogen's '514 patent, which was instituted in response to a request from the Coalition for Affordable Drugs (IPR No. 2015-01993), was also held on November 30, 2016. On March 21, 2017, the PTAB issued a decision in the IPR holding that the claims of Biogen's '514 patent are patentable. The Coalition for Affordable Drugs has the right to appeal this decision.

        If we ultimately prevail in the Interference Proceeding after all appeals to the Federal Circuit, we expect our '871 application to be in condition for allowance and Biogen's '514 patent to be cancelled. However, even if we prevail in the Interference Proceeding after any appeals to the Federal Circuit, there can be no assurance that we will obtain allowance of the '871 application or that, if we do obtain allowance of that application, that its claims will be royalty bearing under the License Agreement. Unless as a result of the Interference Proceeding after any appeals to the Federal Circuit we obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, we would not be entitled to any future royalties under the License Agreement with respect to sales in the U.S.

        If Biogen is successful after any appeals to the Federal Circuit in proving that our claims are unpatentable, we would not prevail in the Interference Proceeding. Even if we can defeat Biogen's argument that our claims are unpatentable, if Biogen is successful after any such appeals in proving an earlier date of conception and diligent reduction to practice, we would not prevail in the Interference Proceeding unless we can successfully prove that Biogen's claims are unpatentable. Even if Biogen were to lose any appeal of the decision in the IPR brought by the Coalition for Affordable Drugs (IPR No. 2015-01993), we may not prevail in the Interference Proceeding. If we fail as a result of the Interference Proceeding after any appeals to the Federal Circuit to obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, we would not be entitled to any future royalties from Biogen under the License Agreement with respect to sales in the U.S. Moreover, if Biogen prevails in the Interference Proceeding and IPR, after any appeals to the Federal Circuit, we may be prevented from commercializing our lead product candidate, FP187, for MS in the U.S. at a 480 mg per day dose. Were this to occur, we would review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If we are unable to commercialize FP187 or any other product for sale in the U.S., we would be unable to generate any revenue from such a product.

Even if we prevail, after any appeals, in the Interference Proceeding, there can be no assurance that the license to Biogen in the U.S. will become exclusive.

        Under the License Agreement, Biogen was granted a perpetual, irrevocable, co-exclusive royalty-bearing license to the Company's intellectual property in the U.S. No later than 215 days after a final decision in the Interference Proceeding, after any appeals to the Federal Circuit, and if all other conditions of the License Agreement are met within the time period set forth in the License Agreement, which include the absence of legal restraints and termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, Biogen will obtain a perpetual, irrevocable, exclusive royalty-bearing license to the Company's U.S. intellectual property. Satisfying any conditions sought by regulators in connection with any HSR Act review could alter the terms of the License Agreement, which could have an adverse effect on the Company. If any regulatory conditions are not satisfied within the time period set forth in the License Agreement, and Biogen does not elect to obtain the exclusive license, then the U.S. license will remain an irrevocable co-exclusive license, under which the Company will maintain the ability to develop and commercialize medicines based on its intellectual property or to assign, on one occasion only, its co-exclusive license rights to a single third party, at the Company's discretion.

There can be no assurance that we will prevail in the opposition proceeding involving our EP2801355 patent or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the License Agreement.

        We are involved in an opposition proceeding regarding EP2801355, or EP'355 patent, with several opponents including Biogen, or Opposition Proceeding. There can be no assurance that we will be successful in the Opposition Proceeding. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S.

Even if we prevail, after any appeals, in the Interference Proceeding and/or Opposition Proceeding, there can be no assurance that we will receive additional payments under the License Agreement.

        Even if we prevail, after any appeals, in the Interference Proceeding and/or Opposition Proceeding, there can be no assurance that any of the conditions for payment of a royalty under the License Agreement will be satisfied or that we will receive any additional payments. For example, we could prevail in the Interference Proceeding, after any appeals, but fail as a result of that proceeding to obtain an issued patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, in which case we would not be eligible for any royalties from Biogen with respect to sales in the U.S. Moreover, even if we prevail, after any appeals, in the Interference Proceeding, we will only be eligible to receive royalties on sales in the U.S. if one or more of our patent(s) remains valid and would (but for the License Agreement) be infringed at relevant times by Biogen's sales in the U.S. of DMF-containing products indicated for treating MS, and other conditions of the License Agreement are satisfied.

        Similarly, we could prevail in the Opposition Proceeding, after any appeals, but fail as a result of that proceeding to obtain issuance of patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, in which case we would not be entitled to any royalties from Biogen with respect to sales outside of the U.S. Moreover, even if we prevail, after any appeals, in the Opposition Proceeding, we will only be eligible to receive royalties outside of the U.S. if one or more of our patent(s) remains valid and would (but for the License Agreement) be infringed, at relevant times and on a country-by-country basis, by Biogen's sales outside the U.S. of DMF-containing products indicated for treating MS, and other conditions of the License Agreement are satisfied.

        In addition, we may be required in any arbitration or suit brought in the County of New York in the State of New York according to the dispute resolution provisions of the License Agreement, to incur significant expense to prove, on a country-by-country basis, that any DMF-containing products indicated for treating MS sold by Biogen would (but for the License Agreement) infringe our patent(s) existing at that time. Additionally, among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company in a particular country is the absence of generic entry in that country having a particular impact as defined in the License Agreement. Even if our royalty-eligible patents were to remain valid, there can be no assurance that we would obtain royalties beyond 20 years from their effective filing date. In particular, there can be no assurance that we will obtain patent term adjustment that will fully compensate us for all time lost during prosecution of our U.S. applications, and no assurance that we will receive or maintain Supplementary Protection Certificates, or SPCs, for each of our European patents.

We are likely to derive all or a significant portion of our future revenues, if any, from Biogen and our future success depends on continued market acceptance of Tecfidera® as well as continued performance by Biogen of its obligations under the License Agreement.

        We anticipate that all or a significant portion of our future revenues, if any, may consist of royalties from Biogen from sales of Tecfidera®. We have no control over the sales efforts of Biogen, and its future marketing of Tecfidera® might not be successful. Reductions in the sales volume or average selling price of Tecfidera® for any reason could have a material adverse effect on our business. We also depend on Biogen to perform all of its non-royalty payment obligations under the License Agreement.

Failure to materially comply with the terms and conditions of the License Agreement could result in a loss of future royalty revenues and even if we comply with the terms of the License Agreement, we could lose control of our intellectual property.

        Under the terms of the License Agreement we are required to perform certain obligations, including maintaining sufficient capital to continue the Company's operations as a going concern and solvent entity. Failure by the Company to materially comply with its obligations under the License Agreement could cause the Company to lose its right to royalties from Biogen under the License Agreement. In addition, pursuant to the License Agreement, we have agreed to use our commercially reasonable efforts to effect a corporate restructuring whereby we ultimately would transfer our intellectual property to a company owned by a self-governing independent foundation or a subsidiary that may be partially owned or controlled by Biogen or, subject to certain conditions, the shares of which may be pledged to Biogen. As a result, we will no longer have full control over our intellectual property. Even though we have agreed with Biogen that any foundation or subsidiary will be required to take actions with respect to the transferred intellectual property in accordance with the provisions of the License Agreement, there can be no assurance that it will do so. Further, in the event that the company holding the transferred intellectual property would materially breach its obligations under the License Agreement, Biogen would have a right to purchase all of the issued and outstanding shares of such company at a price corresponding to its intrinsic value at the time of exercise. Finally, in the event the foundation was to file for bankruptcy, a bankruptcy trustee would have substantial discretion to transfer or sell the assets of the foundation. In either such event, we could lose any right to control the transferred intellectual property, which could have a materially adverse effect on our business.

If serious adverse, undesirable or unacceptable side effects occur with respect to Tecfidera® or another DMF-containing or fumaric acid-containing product, future royalties or other payments to us may be adversely affected.

        It is documented in the Tecfidera® label that the use of DMF may cause a decrease in lymphocytes (a group of white blood cells) in humans, thereby possibly increasing the potential for infection; this is also the case for other fumaric acid ester-containing products. A patient taking Tecfidera® in an extension study, who suffered from severe lymphopenia for more than three years, developed progressive multifocal leukoencephalopathy, or PML, a rare brain infection, and died of pneumonia. At least three other cases of PML have been reported in patients being treated with Tecfidera®, again in the presence of persistent lymphopenia. As a result, Biogen revised the U.S. label of Tecfidera® in December 2014 and February 2016 to include a warning about PML and to increase the frequency of monitoring of lymphocyte counts. To date, we are not aware of instances in which this side effect has prevented the U.S. Food and Drug Administration, or FDA, from approving DMF-containing products, although the FDA requires monitoring of the lymphocyte levels in individual patients under treatment with Tecfidera®.

        In January 2017, Biogen updated the U.S. label of Tecfidera® to include new text on the potential for liver injury under treatment with Tecfidera®. This was based on the occurrence of clinically significant cases of liver injury having been reported in patients treated with Tecfidera® in the post-marketing setting. The label update also introduced a requirement for monitoring of liver parameters before and regularly during treatment with Tecfidera®.

        We expect that the FDA is likely to require similar language in the label of any other DMF-containing products of Biogen, the Company or any assignee of our U.S. co-exclusive license rights. Any reduction in sales of Tecfidera® or another DMF-containing product due to undesirable or unacceptable side effects including, but not limited to, the side effects mentioned above, could have a material adverse effect on any royalties or other payments that might otherwise be paid to us, which could have a material adverse effect on our business, financial condition and prospects.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

        Our success depends upon the continued contributions of our management. These individuals currently include the members of our board of directors, consisting of our Chairman, Florian Schönharting, as well as Torsten Goesch, Jan G. J. van de Winkel, Grant Hellier Lawrence, Jakob Mosegaard Larsen, Karen Smith, Duncan Moore, and our Chief Executive Officer, Claus Bo Svendsen, our Chief Financial Officer, Joel Sendek, and our Vice President, Finance and Controller, Forward Pharma USA, LLC, Thomas Carbone.

        The loss of directors or key executives could have a material adverse effect on our business. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success may depend upon our ability to attract, retain and motivate managerial employees and consultants. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

The Company or any assignee of our U.S. co-exclusive license rights seeking to advance FP187 or another DMF-containing formulation will be subject to extensive regulation, compliance with which is costly and time consuming, and which may delay or prevent receipt of the required approvals to commercialize the product candidate, which may delay or prevent our receipt of any royalties or other payments.

        The Company or any assignee of our U.S. co-exclusive license rights seeking to advance FP187 or another DMF-containing formulation, which we collectively refer to as a DMF Formulation, will not be permitted to market its product candidate until it receives approval from FDA. The process of obtaining FDA approval is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed and may never be obtained.

        The FDA can delay, limit, or deny approval of a product candidate for many reasons, including:

  •
  disagreement with the number, design, size, duration, conduct or implementation of clinical trials or the adequacy of pre-clinical studies;

  •
  inability to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication;

  •
  requirement to conduct additional clinical trials or pre-clinical studies;

  •
  refusal to accept clinical data from trials that are conducted at clinical facilities in countries where the standard of care is potentially different from the U.S.;

  •
  disagreement on the interpretation of clinical data;

  •
  inability to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

  •
  refusal to approve the formulation, labeling or specifications of the product candidate; and

  •
  identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers.

        In addition, competitors could attempt to use the regulatory process to delay or prevent approval of the product candidate. Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Pre-clinical and clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If pre-clinical or clinical trials of a DMF Formulation are prolonged and/or delayed, we or any assignee of our U.S. co-exclusive license rights may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize the product on a timely basis or at all, which would adversely affect any future revenues.

        To obtain the requisite regulatory approvals to market a DMF Formulation, we or any assignee of our U.S. co-exclusive license rights must demonstrate that it is safe and effective in humans for its intended use. This may involve extensive pre-clinical and clinical trials. The process for obtaining governmental approval to market a DMF Formulation is rigorous, time-consuming and costly. It is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. Due to these and other factors, a DMF Formulation could take significantly longer to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate our ability to generate revenue, including any royalties or other payments to us from any such assignee, by delaying or terminating the potential commercialization of any DMF Formulation.

        Pre-clinical trials must be conducted in accordance with FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good laboratory practice, or GLP, an international standard meant to harmonize the conduct and quality of nonclinical studies and the reporting of findings. Pre-clinical studies including long-term toxicity studies and carcinogenicity studies in experimental animals may result in findings which may require further evaluation, which could affect the risk-benefit evaluation of clinical development, or which may even lead the regulatory agencies to delay, prohibit the initiation of or halt clinical trials or delay or deny marketing authorization applications. Failure to adhere to the applicable GLP standards or misconduct during the course of the study may invalidate the study and therefore require us, or our assignee, if any, to repeat the study.

        Clinical trials must be conducted in accordance with FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors. Clinical trials are further subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of a DMF Formulation produced under current good manufacturing practices, or cGMP, and other requirements. Clinical trials may be conducted at multiple sites, including some sites in countries outside the U.S., which may subject us or any assignee of our U.S. co-exclusive license rights to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the potential engagement of non-U.S. and non-European Union clinical research organizations, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and with different standards of diagnosis, screening and medical care.

        Positive or timely results from pre-clinical studies and early-stage clinical trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA.

        Products that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy to obtain regulatory approvals and therefore fail in later-stage clinical trials. The FDA has substantial discretion in the approval process, and in determining when or whether regulatory approval will be obtained for any DMF Formulation. Even if the data collected from clinical trials of any DMF Formulation is believed to be promising, such data may not be sufficient to support approval by the FDA.

        Delays could be encountered if a clinical trial is suspended or terminated by the Company, our assignee, if any, by the IRBs of the institutions in which such trials are being conducted, by the Data Monitoring Committee for such trial, or by the FDA or other regulatory authorities. The Company, our assignee, if any, or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we or our assignee, if any, experience delays in the completion of, or termination of, any clinical trial of any DMF Formulation, the commercial prospects of the DMF Formulation may be harmed, and our ability to generate revenue, including royalties or other payments from any assignee of our U.S. co-exclusive license rights, may be delayed.

        In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials also may ultimately lead to the denial of regulatory approval of any DMF Formulation. Significant clinical trial delays could also allow competitors to bring products to market before we or our assignee do, which could impair our ability to generate revenue, including revenue from our assignee.

Even if we or any assignee of our U.S. co-exclusive license rights seeking to advance a DMF Formulation obtain regulatory approval for such a formulation, it will be subject to continual regulatory review. The outcome of, or failure to comply with, such review could impair our ability or the ability of any assignee of ours to sell such a formulation and therefore our ability to generate revenue.

        Even if marketing authorization is obtained for a DMF Formulation, it will remain subject to continual review and therefore authorization could be subsequently withdrawn or restricted. We or any assignee of our U.S. co-exclusive license rights will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, the failure to comply with which could result in regulators issuing warning and/or untitled letters to us or our assignee, if any, imposing fines on us or such an assignee, imposing restrictions on any DMF Formulation developed by us or our assignee, if any, or its manufacture, or requiring the recall or removal of a product from the market, among other things. If any of these events occurs, our ability or the ability of our assignee, if any, to sell such product may be impaired or delayed, which could impair or delay our ability to generate revenue, including revenue from such an assignee.

We may be unable to assign our co-exclusive license rights to a third party on terms that are acceptable to us, or at all.

        If Biogen maintains a co-exclusive license, our success will depend in part on our ability or the ability of any assignee of our co-exclusive license rights to develop and commercialize a DMF Formulation. If we are unable to assign our co-exclusive license rights to a third party on terms that are acceptable to us, we would be required to develop and commercialize a DMF Formulation ourselves, which will be costly and time consuming, or otherwise rely for our revenue on royalties, if any, payable by Biogen, which would be limited to a royalty of 1% of Biogen's net sales in the U.S. of DMF-containing products indicated for treating MS that would (but for the License Agreement) infringe the Company's U.S. patents provided that other conditions of the License Agreement are satisfied. Failure to successfully develop and commercialize a DMF Formulation, or the incurrence of unexpected costs and expenses in doing so, would materially adversely affect our business.

Our industry is highly competitive and rapidly changing, which may result in others discovering, developing or commercializing competing products before or more successfully than Biogen, the Company or any assignee of our U.S. co-exclusive license rights.

        The biopharmaceutical industry is highly competitive and subject to significant and rapid technological change. Our success is highly dependent on the ability of Biogen, the Company and/or any assignee of our U.S. co-exclusive license rights to market and sell a DMF-containing product, such as, in Biogen's case, Tecfidera®. We face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in the U.S., the European Union, or EU, and other jurisdictions. These organizations may have significantly greater resources than those of Biogen, the Company or any assignee of our U.S. co-exclusive license rights do and may conduct similar research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing of products that compete with Tecfidera®, FP187, or another DMF Formulation we or any assignee of our U.S. co-exclusive license rights may develop.

        The highly competitive nature of and rapid technological changes in the biopharmaceutical industry could render obsolete or non-competitive Tecfidera®, FP187 or another DMF-containing product brought to market by Biogen, the Company or any assignee of our U.S. co-exclusive license rights. Competitors may, among other things:

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

The successful commercialization of Tecfidera® or any other DMF-containing product brought to market by Biogen, the Company or any assignee of our U.S. co-exclusive license rights will depend, in part, on the extent to which governmental authorities, health insurers and other third-party payors establish or maintain adequate reimbursement levels and pricing policies.

        The successful commercialization of Tecfidera® or any other DMF-containing product brought to market by Biogen, the Company, or any assignee of our U.S. co-exclusive license rights will depend, in part, on the extent to which third-party coverage and reimbursement for these products is or will be available from government and health administration authorities, private health insurers and other third-party payors.

        These bodies may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable realization of an appropriate return on our investment in product development. Obtaining and maintaining reimbursement status is time-consuming and costly. Significant uncertainty exists as to the reimbursement status of newly approved medical products. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that additional changes in these rules and regulations are likely. In addition, many governments and health insurers are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new products. As a result, they may not cover or provide adequate payment for future products.

        These concerns are particularly present for drugs that use an active pharmaceutical ingredient, or API, such as DMF that is already available in other, approved drugs. Public and private payors may be willing to only provide coverage for any DMF-containing product brought to market by the Company or any assignee of our U.S. co-exclusive license rights if it can demonstrate a significant clinical advantage, or offer the drug at a price resulting in a treatment cost lower than other available drugs. Public and private payors may not be willing to grant reimbursement prices in line with our expectations.

        The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of any DMF Formulation brought to market by the Company or any assignee of our U.S. co-exclusive license rights and any future revenue we may expect to receive from its sales. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

If Biogen maintains a co-exclusive license, the Company or any assignee of our U.S. co-exclusive license rights may be restricted in its ability to commercialize and sell products under the License Agreement in a timely fashion, which would limit any revenue, including royalties or other payments, that we might otherwise be entitled to receive.

        Biogen has several issued patents and is also prosecuting a number of additional patent applications that could adversely impact the commercial efforts of the Company or any assignee of our U.S. co-exclusive license rights. These patents and applications, and those of third parties, could adversely impact the commercial efforts of the Company or any assignee of our U.S. co-exclusive license rights if, once approved by the FDA for the treatment of MS, the licensed product was found to infringe any valid patent claim issuing from any one of these applications. Further, the Company or such assignee could be required to pay substantial damages. Biogen and/or other competitors may initiate legal proceedings against the Company or our assignee, if any, alleging infringement of their intellectual property rights. The outcome of such potential proceedings would be unpredictable and we could be prevented from generating revenue, including receiving royalties, milestone or other revenues from any assignee of ours. Moreover, in any such proceedings brought by Biogen, the License Agreement prohibits the Company from challenging the validity or enforceability of any Biogen patent.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our rights with respect to the development and commercialization of a DMF Formulation, the attainment, defense and maintenance of which may be challenging and costly. Failure to obtain, defend or maintain these rights adequately could materially adversely impact our ability to compete and impair our business.

        Under the License Agreement, the Company has co-exclusive rights under the U.S. intellectual property to develop and commercialize a DMF Formulation in the U.S. unless and until Biogen obtains an exclusive license. If Biogen obtains an exclusive license, we would likely permanently discontinue development of a DMF Formulation in the U.S. Under the License Agreement, Biogen has exclusive rights, even as to the Company, under the intellectual property outside of the U.S. to develop and commercialize a DMF Formulation outside of the U.S.

        In the event Biogen does not obtain an exclusive license under the License Agreement, and we maintain our U.S. intellectual property rights, we could still be prevented from commercializing a DMF Formulation for MS in the U.S. at a 480 mg per day dose if, as a result of the IPR (after any appeals by the Coalition for Affordable Drugs) and Interference Proceeding, Biogen's '514 patent is upheld as valid. In such event, under the terms of the License Agreement, Biogen has the option to purchase for a nominal price all of our U.S. intellectual property, in which case we would likely permanently discontinue development of a DMF Formulation in the U.S.

        In the event Biogen does not obtain an exclusive license under the License Agreement, and the Company or any assignee of our U.S. intellectual property rights develops and commercializes a DMF Formulation in the U.S., our commercial success will depend in large part on obtaining and maintaining patents and other forms of intellectual property rights for such a formulation and/or its use, as well as on the defense and protection of such rights. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely impact our competitive advantage and impair our business.

        Our patent portfolio in the U.S. consists primarily of two basic patent families, our "Core Composition Patent" family and our "Erosion Matrix Patent" family, along with three other patent families. Our issued patents may not be sufficient to protect our intellectual property and our patent applications may not result in issued patents. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner or challenge the validity of our patents. In the U.S., we have one issued patent with the patent number 8,906,420, entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix." Our other patent families include U.S. Patent Application Nos. 14/419,031, 14/914,031 and 14/914,025 directed, among other things, to dosing regimens of DMF.

        Our pending U.S. applications may be subject to a third-party pre-issuance submission of prior art to the USPTO and/or any patents issuing thereon may become involved in derivation, IPR, post grant review, interference proceedings or other patent office proceedings or litigation challenging our patent rights. Activist investors, such as Kyle Bass of Hayman Capital, have sought to utilize the IPR process in the U.S. to challenge the validity of patents covering pharmaceutical products. Mr. Bass (acting with affiliated entities and individuals proceeding under the name of the Coalition for Affordable Drugs)

has filed three requests for IPRs against Biogen's patents related to Tecfidera®, including Biogen's '514 patent, which is involved in the Interference Proceeding. In March 2016, the PTAB announced that it would institute an IPR against Biogen's '514 patent in response to the Coalition for Affordable Drugs' request (IPR No. 2015-01993). On March 21, 2017, the PTAB issued a decision in the IPR holding that the claims of Biogen's '514 patent are patentable. The Coalition for Affordable Drugs has the right to appeal this decision. Because anyone can challenge third-party patents in an IPR, except for certain statutory limitations, there can be no assurance that our existing and future U.S. patents will not be so challenged. In fact, third-party pre-issuance submissions were filed with the USPTO questioning two U.S. patent applications from our core composition patent family that had been allowed by the USPTO, but which we subsequently voluntarily abandoned. It is possible that similar third-party pre-issuance submissions may also be filed if our currently pending patent applications (having substantially the same claims as our earlier allowed but now abandoned applications) are allowed. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to protect our intellectual property or develop or commercialize a DMF Formulation.

        The issuance of a U.S. patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or USPTO. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration and scope of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

        In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the U.S. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

        Our attempts to prevent third parties from circumventing our intellectual property and other rights ultimately may be unsuccessful. We also may fail to take the required actions or pay the necessary fees to maintain any of our patents that issue.

Intellectual property rights of third parties could adversely affect our ability to commercialize a DMF Formulation, such that we could be required to litigate with or obtain licenses from third parties. Such litigation or licenses could be costly or not available on commercially reasonable terms, if at all.

        In the event that Biogen does not obtain an exclusive license, our commercial success will depend upon our ability or the ability of any assignee of our U.S. co-exclusive license rights, to develop, manufacture, market and sell a DMF Formulation without infringing valid intellectual property rights of third parties. If a third-party intellectual property right exists that covers the composition of a DMF Formulation, its manufacture, or the uses and dosages that the regulatory authorities approve for such a formulation, we or any assignee of ours may not be in a position to commercialize such a DMF Formulation unless we or our assignee, if any, successfully pursue litigation or administrative proceedings in the USPTO to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

        It is possible that we are unaware of all patents or applications relevant to the manufacture, use or commercialization of a DMF Formulation. For example, we have not conducted a recent freedom to operate search in connection with FP187 and its use to treat MS. Any freedom to operate search previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing a DMF Formulation. For example, U.S. patent applications filed before November 29, 2000 remain confidential until patents issue. Typically, patent applications in the U.S. filed on or after November 29, 2000 and patent applications filed elsewhere are published approximately 18 months after the earliest filing for which priority is claimed. However, an exception exists whereby certain U.S. patent applications filed after that date that have not been filed outside the U.S. may remain confidential. Therefore, patent applications covering the composition of a DMF Formulation, its manufacture, or its use to treat MS could have been filed by others without our knowledge. In addition, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover such a DMF Formulation, its manufacture, or its use. As a result, we do not know whether the manufacture, use or commercialization of a DMF Formulation will infringe any third-party patents with valid claims that have been or will in the future be issued.

        Third-party intellectual property right holders, including our competitors, may actively bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and we may not have sufficient resources to bring these actions to a successful conclusion. Many of our competitors have substantially greater financial resources than us, and therefore may be able to sustain the costs of complex patent litigation longer than us.

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

        If we are required to obtain a license from a third party to continue developing and marketing our products and technology, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease marketing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. If we are required to redesign our formulations so that they no longer infringe the other party's intellectual property rights, we may be required to conduct additional clinical trials to obtain regulatory approval for the modified formulation, which would be costly and time-consuming. As a result, a finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could also have a similar negative impact on our business.

        Even if we were ultimately to prevail in an infringement or other claim, such a claim would likely require us to divert substantial financial and management resources that we would otherwise be able to devote to developing our business.

        All of the foregoing applies equally to us or any assignee of our U.S. co-exclusive license rights.

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

        The possibility of parallel validity proceedings in national courts and in the EPO is inherent in the legal arrangements under the European Patent Convention under which the EPO was established. If a third party files an opposition to a European patent with the EPO and also, in parallel, initiates a revocation action (also called a "nullity action" or "validity proceeding") against the same patent before a national court, certain national courts may exercise their discretion to either (i) stay the national proceedings, in order to await the outcome of the EPO opposition proceedings, or (ii) allow the revocation proceedings to go ahead, without awaiting the outcome of the EPO proceedings. The rules and practice differ from country to country within the member states of the European Patent Convention. For example, certain countries will stay the main proceeding until a final decision has been reached by the EPO whereas in other countries a stay is not automatic, and in such cases the courts may continue the proceedings notwithstanding the opposition. In Germany, for example, national nullity proceedings cannot be started before the German Federal Patent Court until the EPO opposition proceedings have been concluded or the opposition period has expired. As a result, it is possible that certain of our patents now subject to opposition proceedings before the EPO will, even if we are ultimately successful before the EPO, again become subject to a revocation action in a country like Germany, which means our challenged patents could be subject to continued uncertainty in the EU as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, our patents currently under challenge will finally be declared to be valid or not. Furthermore, even if we are successful in the Opposition Proceeding, we will only be eligible to receive royalties outside of the U.S. if our patent(s) remain valid at relevant times on a country-by-country basis, provided that other conditions of the License Agreement are satisfied.

If we or any assignee of our U.S. co-exclusive license rights pursue a DMF-containing product that is different from the versions of FP187 used in our Phase 1 trials and Phase 2 clinical trial, such modified DMF-containing product may be considered outside the scope of our patent families and, as a result, our ability to protect our overall patent estate could be threatened.

        In connection with our Phase 1 trials and Phase 2 clinical trial, we have used and are using various versions of FP187 we believe to be within the scope of our existing patent families. There can be no assurance, however, that if we or any assignee of our U.S. co-exclusive license rights choose to pursue a DMF-containing product that is different from the versions of FP187 used in our completed Phase 1 trials and Phase 2 trial, that such DMF-containing product will not be considered outside of the scope of our patent families. In such event, such modified DMF-containing product could be subject to challenges in connection with new patent proceedings or otherwise by patent registry offices, competitors and others, the outcome of which could, if ultimately determined adversely to us or any assignee of our U.S. co-exclusive license rights, materially adversely affect our business, financial condition and prospects.

We may be required to pay significant fees to the USPTO and our attorneys to file, prosecute, and maintain our licensed U.S. patent applications and patents with no assurance of receiving future royalties from Biogen

        Under the License Agreement, the Company is obligated to use commercially reasonable efforts not to decline to file, prosecute or maintain its licensed U.S. patent applications and patents unless and until Biogen either assumes their prosecution and/or maintenance, obtains an exclusive license or exercises its option to purchase all of our U.S. intellectual property. However, there can be no assurance that any of these three scenarios will occur. In the event that none of these scenarios occurs, and the Company is not successful in the Interference Proceeding, after any appeals, we could be obligated to pay significant prosecution fees, both to the USPTO and in attorneys' fees, to file, prosecute and maintain our licensed U.S. patent applications and patents, but would not be entitled to receive any royalties from Biogen.

We may become involved in lawsuits to protect, defend and enforce our patents or other intellectual property, which could be expensive, time consuming and, if unsuccessful, could result in issued patents covering our product candidate being found invalid or unenforceable.

        Competitors may infringe our patents or other intellectual property. To counter such infringement, we or any assignee of our U.S. co-exclusive license rights may file claims or be required to join or assist claims filed by Biogen, and any related litigation and/or prosecution of such claims may be expensive and time consuming. Any claims asserted against perceived infringers could provoke these parties to assert claims alleging that we or our assignee, if any, infringe their intellectual property. In addition, in a patent infringement proceeding, or a parallel opposition, nullity or cancellation proceeding, it may be decided that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent's claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us or any assignee of our U.S. co-exclusive license rights to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating expenses and reduce our resources available for development activities. We or any assignee of our U.S. co-exclusive license rights may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some competitors may be able to sustain the costs of such litigation or proceedings more effectively than we or our assignee, if any, can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could therefore have a material adverse effect on our ability, including the ability of any assignee of our U.S. co-exclusive license rights, to compete in the marketplace.

Third parties may claim rights including ownership rights in our intellectual property.

        None of the named inventors on our patent and patent applications were our employees at the time of the filing of the Core Composition Patent family, which we acquired from Aditech Pharma AB (together with its successor-in-interest, Swiss company Aditech Pharma AG, or Aditech). Two of the named inventors of the priority applications in the Core Composition Patent family were consultants of Aditech and, while obligated under their consulting agreements to assign their rights in the Core Composition Patent family to Aditech, were employed by other institutions at the time they were named as inventors. While such institutions have not made any claims to ownership, there can be no assurance they will not do so in the future.

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

        Under mandatory Danish law, a salaried employee having made a patentable invention (and products that may be registered as a utility model) through his service with an employer has the rights to such invention, provided however, that the rights to the patentable invention upon the employer's request must be transferred to the employer, to the extent not otherwise agreed, provided that the use of such patentable invention falls within the "working area" of the employer or it is a result of a specific assignment given by the employer to the employee. Following notification from the employee of the invention, the employer has four months to decide whether to apply for a patent, in whole or in part, for the invention in the employer's name. Such a transfer of the invention to the employer entitles the employee to a "reasonable compensation." The fee will be fixed considering the value of the invention and its consequences for the employer, the employee's terms of employment and the impact that the employee's service has had for the invention. In the event that the value of the invention does not exceed what the employee, taking his working conditions as a whole into account, reasonably could be expected to achieve, the employee is not entitled to any fee. The compensation payable by the employer is not subject to any maximum amount and may be paid either as a lump sum or as a continuing royalty payment based on, for example, the number of items produced based on the invention. An employee's claim for compensation may become time-barred or forfeited due to the employee's passive behavior. The general relative time-barring deadline under Danish law is five years with respect to claims based on employment matters, whereas the general absolute deadline for such claims is 10 years.

        Some of the named inventors on our newer applications (not the Core Composition Patent or Erosion Matrix Patent) are employees of our wholly owned German subsidiary, Forward Pharma GmbH, and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of an employee's rights to patentable inventions which result from performance of the tasks the employee is charged with at the employer or which are based to a significant extent on the experiences or works of the employer, upon the employer's request within a certain period of time after notification by employee.

        We believe that all inventive contributions made by employees of Forward Pharma GmbH were made after the amended version of the German Act on Employees' Inventions came into force on October 1, 2009, and thus the amended version of the law exclusively applies to such inventions. Prior to October 1, 2009, such formal procedure had been susceptible to faults. The amendments to the law facilitate the transfer of rights in employees' inventions to the employer by replacing the former opt-in approach with an opt-out approach.

        Following the transfer of rights, an employee is entitled to a claim for "reasonable compensation" to be calculated on an individual basis (e.g., revenue achieved through protection of the patent). In addition, the German Act on Employees' Invention provides for certain obligations on the employer including the obligation to apply for patent protection in Germany, the obligation to release the invention for application in those countries where the employer does not want to apply for a patent and the obligation to offer to the employee granted patents or pending patent applications if the employer intends to abandon rights in any country.

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

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain any competitive advantage we may enjoy. The following examples are illustrative:

  •
  Others may be able to commercialize DMF-containing products that are similar to a DMF Formulation that we may develop but that are not covered by the claims of the patents or patent applications that we own, will own or may transfer to any assignee of our U.S. co-exclusive license rights.

  •
  Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

  •
  We might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

  •
  We might not have been the first to file patent applications on the inventions disclosed in those applications.

  •
  It is possible that our pending patent applications will not lead to issued patents.

  •
  Issued patents that we own may not provide us or any assignee of our U.S. co-exclusive license rights with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and protecting patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and protecting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

  •
  Kimble et al. v. Marvel Enterprises, Inc.(2015), where the Court upheld a 50-year-old precedent which bars royalty agreements that continue after a patent expires.

  •
  Nautilus, Inc. v. Biosig Instruments, Inc.(2014), where the Court imposed a stricter requirement for clarity of claim language than previously applied by the Federal Circuit, thereby making it easier to invalidate patents for insufficiently apprising the public of the scope of the invention.

  •
  Limelight Networks, Inc. v. Akamai Technologies, Inc.(2014), where the Court articulated a standard for inducement of infringement that makes it more difficult to establish liability for inducing infringement of a multi-step method claim that is performed by multiple parties.

  •
  Association for Molecular Pathology v. Myriad Genetics, Inc.(2013), where the Court held that isolated naturally-occurring DNA is patent ineligible subject matter.

  •
  KSR v. Teleflex (2007), where the Court decided unanimously that the Federal Circuit had been wrong in taking a narrow view of when an invention is "obvious" and thus cannot be patented.

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

  •
  There is a new definition of prior art that removes geographic and language boundaries found in the pre-AIA law. At the same time, certain categories of "secret" prior art have been eliminated.

  •
  The AIA introduced new procedures for challenging the validity of issued patents by third parties: post-grant review and IPR.

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

        Depending on actions or decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability or the ability of any assignee of our U.S. co-exclusive license rights to obtain new patents or to protect our existing patents and future patents. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system may soon be introduced, which would significantly impact European patents, including those granted before the introduction of such a system. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution and opposition proceedings. Changes in patent law or patent jurisprudence could limit our ability or the ability of any assignee of our U.S. co-exclusive license rights to obtain new patents in the future that may be important for our business.

We may not be able to adequately prevent disclosure of trade secrets and protect other proprietary information.

        We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We or any assignee of our U.S. co-exclusive license rights may rely on trade secrets and/or confidential know-how to protect proprietary technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

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

        Failure to obtain or maintain trade secrets and/or confidential know-how could adversely affect our competitive position or that of any assignee of our U.S. co-exclusive license rights. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our or any assignee's use of our trade secrets and/or confidential know-how.

Risks Related to our Financial Position and Capital Needs

We have a history of operating losses through 2016. While we expect to report a profit in 2017, we may not achieve or sustain profitability thereafter.

        We incurred net losses of $33.3 million, $37.0 million and $19.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, we had an accumulated deficit of $147.5 million. Our losses have resulted principally from expenses incurred in research and development of FP187, from general and administrative expenses that we have incurred while building our business infrastructure, and from fair value adjustments to certain convertible loans and net settlement obligations to shareholder warrants. On February 9, 2017, we received a non-refundable cash fee of $1.25 billion, or Non-refundable Fee, from Biogen in connection with the License Agreement, and expect to show a profit for 2017. This was a one-time payment (in addition to potential future royalty payments) and there is no assurance that we will be profitable thereafter.

        Prior to 2017, we financed our operations through our initial public offering completed in October 2014, private placements of equity securities, grants from governmental bodies and debt financing arrangements. We have never generated and do not anticipate generating any revenues from product sales. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

        Even if we do generate revenue, including from future royalties on sales or other payments by assignees, we may never achieve or sustain profitability on a consistent basis or at all. Our failure to sustain profitability could depress the market price of our ordinary shares and American Depositary Shares, or ADSs and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our ordinary shares and ADSs also could cause you to lose all or a part of your investment.

If future distributions to shareholders or other expenses result in the Company having insufficient cash to fund its operating expenses, we may be required to raise additional capital to fund our operations, and we may not be able to do so on terms acceptable to us, or at all.

        We are currently evaluating different means to deliver to our shareholders a substantial portion of the $1.25 billion payment that we received from Biogen, which may include dividends, distributions, share repurchases or other means. The amount to be distributed is unknown at this time but we estimate the dividend, distribution, share repurchase or other return of capital will occur during the second quarter of 2017. We are required under the terms of the License Agreement to maintain sufficient capital to continue the Company as a going concern and a solvent entity, plus an additional $5.0 million until such time as the Company has complied with certain obligations under the License Agreement. While we intend to leave sufficient resources in the Company to enable us to comply with our obligations under the License Agreement and to continue operations until such time, if ever, as we can generate revenue on sales, including from any assignee, our estimates and assumptions about how much capital will be required could prove to be wrong and we may need to raise additional capital to fund our operations. We cannot assure you that we will be able to raise additional working capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our operations, which could harm our financial condition and operating results, or cease our operations entirely.

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

Future distributions to shareholders may be subject to withholding tax.

        As noted above, we are currently evaluating different means to deliver to our shareholders a substantial portion of the $1.25 billion payment that we received from Biogen, which may include a return of capital by way of a dividend, among other means currently being evaluated. Should we determine to pay a dividend to our shareholders, such dividend may be subject to withholding tax. Under Danish law, dividends paid in respect of shares are generally subject to Danish withholding tax at a rate of 27%. Withholding tax at a rate of 27% generally applies to shareholders resident outside of Denmark, irrespective of whether the non-resident is a private individual or corporate shareholder. For shareholders who are residents of Denmark, the withholding tax will generally apply to individuals, while dividends paid to companies are generally subject to corporate tax at a current rate of 22%. Additionally, while shareholders resident in countries where Denmark has entered into a tax treaty may be eligible to seek a partial refund of the tax withheld, it will be incumbent on the shareholder to seek any such refund and the Company makes no representations regarding the ability of shareholders to successfully apply for such refund(s). See "Item 10. Additional Information—E. Taxation—Danish Tax Considerations" for more information.

Exchange rate fluctuations or abandonment of the Euro currency may materially affect our results of operations and financial condition.

        Due to the international scope of our operations and the fact that a substantial majority of our cash is currently denominated in Euros, fluctuations in exchange rates, particularly between the Danish Kroner, British Pound and the U.S. Dollar, may adversely affect us. Although we are based in Denmark, we have sourced research and development, manufacturing, consulting and other services from several countries. We have also invested in bonds issued by the governments of Germany, the United Kingdom and the U.S. Further, potential future revenue may be derived from abroad, particularly from the U.S. As a result, our business may be affected by fluctuations in foreign exchange rates between the Danish Kroner, the U.S. Dollar, British Pound, the Euro or other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. For example, in the years ended December 31, 2016 and 2015, we benefited from unrealized foreign exchange gains of $598,000 and $11.9 million respectively. In the future, we could experience a foreign exchange loss of equal or greater size. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements.

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

Developments relating to Biogen, Tecfidera®, our competitors or their products could materially and adversely affect our business, results of operations, business prospects and the market price of our ADSs.

        In the event that our competitors or others in the pharmaceutical industry, including Biogen, experience developments relating to their business, products or product candidates, our business, results of operations, business prospects and the market price of our ADSs could suffer. In particular, if we are eligible to receive royalties on sales of Tecfidera®, our future success will depend on the continued market acceptance of Tecfidera® and adverse events, or the perception of adverse events, relating to Biogen or Tecfidera® would have material adverse effects on us. For example, on July 24, 2015, Biogen announced that it was revising its previous annual financial guidance for 2015 with respect to its expected revenue growth in 2015 compared to 2014 from a range of 14%-16% to a range of 6%-8%, based largely on revised expectations for the growth of Tecfidera®, including moderated patient growth in the U.S. market, lower-than-anticipated reimbursement rates in Europe and lower pricing in Germany. The day of Biogen's announcement, the price of our ADSs dropped by approximately 18%. As a result of entering into the License Agreement, we expect that the market price of our ADSs will become more significantly affected by announcements made by Biogen, over which we have no control. Additionally, at least four confirmed cases of PML have been reported in patients being treated with Tecfidera®, which could raise safety concerns and harm the market profile of DMF-containing treatments for MS, including Tecfidera® or another DMF Formulation that Biogen, the Company or any assignee of our U.S. co-exclusive license rights may develop. Similarly, developments relating to other competitors of Biogen and their products could have significant adverse effects on our business prospects and the market price of our ADSs. For example, competitors may offer their products at reduced prices or with discounts or rebates that increase pricing pressure with respect to therapies for the treatment of MS.

Related party transactions may be challenged by tax authorities.

        The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the U.S., have detailed transfer pricing rules which require that all transactions with related parties be priced using arm's length pricing principles. Contemporaneous documentation must exist to support this pricing. The taxation authorities in these jurisdictions could challenge our arm's length related-party transfer pricing policies. For example, Forward Pharma GmbH and Forward Pharma A/S recently terminated their internal license agreement and agreed that Forward Pharma GmbH shall be paid an arm's length compensation for said termination. The German and/or Danish tax authorities could impose additional tax on either entity if they determine that the amount that is paid by Forward Pharma A/S to Forward Pharma GmbH does not satisfy transfer pricing rules. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. Although we believe that our related-party transactions satisfy the substantive requirements of these transfer pricing rules, if any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we also could be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant negative impact on our future earnings and future cash flows.

If we fail to retain accounting and financial staff with appropriate experience, our ability to maintain the financial controls required of a public company may be adversely affected.

        We currently rely on employed and third-party accounting professionals to assist us with our financial accounting and compliance obligations. If we are unable to retain financial professionals with appropriate experience to maintain our financial control and reporting obligations as a public company, our business may be adversely impacted.

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

  •
  developments concerning if and when termination or expiration of the required waiting period under the HSR Act occurs under our License Agreement with Biogen;

  •
  whether or not Biogen obtains an exclusive license in the U.S., and any developments that could make such an election more or less likely;

  •
  delays in entering into strategic relationships with respect to development and/or commercialization of a DMF Formulation under our U.S. co-exclusive license rights or entry into strategic relationships on terms that are not deemed to be favorable to us;

  •
  technological innovations or commercial product introductions by our competitors;

  •
  changes in government regulations;

  •
  public concern relating to the commercial value or safety of FP187, Tecfidera® or other DMF-containing products;

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

        Our shareholders who own more than 5% of our outstanding shares (excluding our depositary, Bank of New York Mellon) beneficially own approximately 73% of our ordinary shares. These shareholders are able to significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs.

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

        Our ordinary shares underlying the ADSs are not listed on any public securities exchange. Future sales by our existing shareholders could limit the ability of an ADS holder to sell the ADSs at the price and time such holder desires. Any such limited trading market may also increase the price volatility of the ADSs or the ordinary shares underlying the ADSs.

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

        According to Danish law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless (i) they waive those rights at a meeting of our shareholders (if issued at market value, by at least two-thirds of the votes cast and the share capital represented at such meeting), (ii) such rights are waived individually by each shareholder, or (iii) the additional securities are issued pursuant to an authorization granted to our board of directors including a waiver of preemptive rights. However, our ADS holders in the United States will not be entitled to exercise or sell such rights related to the ordinary shares which they represent unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to our ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case our ADS holders will receive no value for these rights.

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

        Future sales of a substantial number of our ordinary shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. If shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We have entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. In addition, we have registered ordinary shares and ADSs that we may issue under our 2014 Omnibus Equity Incentive Plan and may register shares under other equity compensation plans. As a result, these ordinary shares can be freely sold in the public market or otherwise upon issuance, subject to volume limitations applicable to affiliates and lock-up agreements.

We are currently evaluating the different means to deliver to our shareholders a substantial portion of the $1.25 billion payment that we received from Biogen, but have made no decision to do so and may not do so.

        We have not paid any dividends since our incorporation and may not do so in the future. Our management is currently evaluating different means to deliver to our shareholders an undetermined amount of capital, however we have made no decision to do so and may not do so. Should we decide to do so, such return of capital may involve dividends, distributions, share repurchases or other means. The final determination as to any return of capital will be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements, outcome of the Interference and Opposition Proceedings and our obligations under the License Agreement. Alternatively, the board may consider other options for maximizing shareholder value, which options may include further product development, licensing arrangements, acquisitions, dispositions or other strategic transactions. In addition, should the board determine that it wishes to return capital via a dividend paid in respect of shares, payment of such a dividend may be made only if our shareholders'

equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Danish law or by our Articles of Association. Accordingly, investors cannot rely on dividend income or other distributions and any returns on an investment in the ADSs could depend entirely upon any future appreciation in the price of the ADSs.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. As a result of our receipt of the Non-Refundable Fee of $1.25 billion under the License Agreement, our gross annual revenue for 2017 will exceed $1.0 billion and accordingly, we will cease to be an emerging growth company on December 31, 2017. We cannot predict if investors will find the ADSs less attractive because we have relied on these exemptions and will continue to do so until the end of the current fiscal year. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we currently furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Although we have previously filed financial results on a quarterly basis, consistent with our plan to reduce expenses, we intend to file future financial results semi-annually. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and ADS holders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2017. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2016, approximately $1 million of our assets were located in the U.S., although this may change if we expand our operations in the U.S. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to detect and/or prevent errors and fraud. Any failure to maintain current controls or implement, on a timely basis, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or work performed by our independent registered accounting firm as part their audit of our financial statements may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

        We are required to disclose changes made in our internal control over financial reporting and procedures and our management is required to assess the effectiveness of these controls annually. As a result of the expected loss of our emerging growth company status under the JOBS Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 beginning with our annual report for the fiscal year ended December 31, 2017. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation and could adversely affect the price of our ADSs.

Failure to comply with the Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

        Under the Sarbanes-Oxley Act we are required to maintain effective disclosure controls and procedures and internal control over financial reporting and to make a formal assessment of the effectiveness of our internal control over financial reporting. While we have concluded that our disclosure controls and procedures and internal controls over financial reporting were effective as of

December 31, 2016, there is no assurance that we will be able to maintain adequate disclosure controls and procedures and internal controls in the future. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, the price of the ADSs and our trading volume could decline.

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

We believe that we were classified as a passive foreign investment company, or a PFIC, from 2014 to 2016 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for each of the years ended December 31, 2016, 2015 and 2014, and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

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

        A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we are not obligated to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF and accordingly U.S. Holders may not be able to make QEF elections to avoid the adverse tax consequences of the PFIC rules. Furthermore, if a U.S. Holder were able to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year end increase in the value of its ADSs (which may not be matched by cash distributions). Mark-to-market elections will not be available for any of our subsidiaries that are also PFICs. To the extent that we do not distribute in 2017 substantially all of the proceeds of the Non-refundable Fee, U.S. Holders may have adverse tax consequences if we are deemed to be a PFIC in that year. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see "Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders."

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

        As a Danish company we must comply with the Danish Companies Act, or DCA. The DCA contains binding provisions for the board of directors, shareholders and general meetings of shareholders; and financial reporting, auditors, disclosure, compliance and enforcement standards. Certain provisions apply to our board of directors (e.g., in relation to role, composition, conflicts of interest and independency requirements and remuneration), shareholders and the general meeting of shareholders (e.g., regarding our obligations to provide information to our shareholders). Further, certain sections of the DCA only apply to Danish companies listed on a regulated market with the European Economic Area, or EEA, and accordingly do not apply to us. This may affect the rights of our shareholders.

We have historically filed our Danish tax returns on a standalone basis; however, due to certain changes to our ownership structure made at the start of 2013, as of January 2013, we began to file our Danish tax returns as part of a joint taxation scheme.

        During the period January 19, 2013 to December 31, 2015, we have been subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS' control, collectively referred to hereafter as Tech Growth. Since our establishment of Forward Pharma FA ApS, a wholly owned subsidiary of Forward Pharma A/S, on December 3, 2015, Forward Pharma FA ApS has also been part of the joint taxation scheme. As of December 31, 2015, certain entities have ceased to be part of the joint taxation scheme to the effect that, as of January 1, 2016, the companies included in the joint taxation with Forward Pharma A/S are Forward Pharma FA ApS and NB FP Investment General Partner ApS. The latter being the new administration company of the joint taxation scheme after Tech Growth Invest ApS has ceased to be part thereof.

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

        We have taken the position that we are not currently subject to U.S. federal or state income tax. Our Chief Financial Officer, Joel Sendek, is employed by both Forward Pharma A/S and our wholly owned U.S. subsidiary, Forward Pharma USA, LLC, and our Vice President, Finance and Controller, Thomas Carbone, is employed by Forward Pharma USA, LLC. Pursuant to the U.S. tax laws and the income tax treaty between Denmark and the U.S., we will not be subject to U.S. tax in connection with any of such employees' activities unless there is a U.S. trade or business being conducted in connection with a permanent establishment. While we have taken the position that the functions such employees fulfill do not give rise to U.S. tax liability for us, there can be no assurance that the U.S. tax authorities will agree with such position. If the U.S. Internal Revenue Service disagrees with our position, and/or if the functions of such employees are expanded in the future, and/or we engage additional personnel located in the U.S. whose functions are sufficiently broad, we may be or may become subject to U.S. federal and/or state income tax, which might have a material adverse effect on us and our results of operations.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and Development of the Company

        Forward Pharma A/S is a Danish biopharmaceutical company that until recently was actively developing FP187, a proprietary formulation of DMF, for the treatment of several inflammatory and neurological indications, including MS. DMF is an immunomodulator that can be used as a therapeutic to improve the health of patients with immune disorders, including MS.

        On February 1, 2017, our License Agreement with Biogen became effective. Pursuant to the License Agreement, Biogen paid us a non-refundable cash fee of $1.25 billion. The License Agreement provides Biogen with a co-exclusive license in the U.S. (which will be converted into an exclusive license if certain conditions are met within the time period set forth in the License Agreement), and an exclusive license outside the U.S., to the Company's intellectual property. For more, see "—B. Business Overview—Our Company—Settlement and License Agreement."

        We are a Danish public limited liability company founded in 2005. Our principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark. Our telephone number at this address is +45 33 44 42 42.

        In 2004, Aditech, controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), assessed the potential for DMF to become a significant global product. Aditech specifically focused on the development of an improved DMF Formulation, with the goal of simplifying the product compared to then-existing DMF-containing treatments and limiting the side effects typically associated with such treatments.

        We were founded for the purpose of developing such an improved DMF Formulation while protecting, defending and enforcing a patent family Aditech filed relating to, among other things, formulations and dosing regimens of DMF. In 2010, we acquired this patent family from Aditech. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to formulations and dosing regimens of DMF. For more, see "Material Agreements—Aditech Agreement."

        We have not made any significant capital expenditures or divestures during the last three financial years, and do not have any significant capital expenditures or divestitures currently in progress.

B.  Business Overview

Our Company

        We have focused on DMF's potential as an immunomodulating drug to improve the health of patients with immune disorders for over 10 years, during which time we have assembled and continue to develop our intellectual property portfolio. Our proprietary DMF Formulation is FP187. As a result of entering into the License Agreement, our development of a DMF Formulation is currently limited to finishing the research and development work that was in process prior to the effective date of the License Agreement. However, under certain circumstances described in more detail below, the Company may decide to reinitiate clinical development of FP187, or initiate the development of another DMF Formulation. We are currently undergoing an organizational realignment to reduce operating expenses to maximize shareholder value.

  Settlement and License Agreement with Biogen

        On February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the U.S., and an exclusive license outside the U.S., to the Company's intellectual property, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any required waiting period under the HSR Act, to obtain an exclusive license to the Company's intellectual property in the U.S.

        In accordance with the License Agreement, Biogen paid the Company the Non-refundable Fee of $1.25 billion and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

        The License Agreement does not resolve the Interference Proceeding or the Opposition Proceeding. The Company and Biogen intend to permit the PTAB and the Federal Circuit, as applicable, and the EPO, and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. If the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, as further explained below, it will be eligible to receive royalties starting as early as 2021 based on Biogen's net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

        If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding and any appeals therefrom to the Federal Circuit (including en banc review), a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), and if Biogen obtains an exclusive license in the U.S., the Company would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on Biogen's net sales in the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen obtains an exclusive license in the U.S., we would likely permanently discontinue development of a DMF Formulation.

        If the Company is successful in the Interference Proceeding, but certain conditions are not met in the U.S., including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen, which the Company may assign, on one occasion only, to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen's net sales in the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen's net sales in the U.S.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular country having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S.

        Under the terms of the License Agreement, the Company has also agreed to use its commercially reasonable efforts to effect a corporate restructuring.

        Subject to confirmations from the Danish tax authority, or SKAT, and the Danish Business Authority that the following transactions would be tax-exempt and permissible under Danish law, the Company will effect a multistep reorganization that would result in the following (in order of occurrence):

  •
  Transfer of all of the Company's assets and liabilities to a newly created, wholly owned subsidiary of the Company (organized as a Danish limited liability company) in the form of a tax-exempt business contribution, less any cash in excess of the amount necessary for funding operations of the newly created subsidiary;

  •
  Demerger of the newly created subsidiary into two Danish limited liability companies, the first of which, or Sub 1, would hold all rights to the Company's intellectual property and be responsible for the protection and maintenance of the Company's U.S. intellectual property and EP'355 patent, and the second of which, or Sub 2, will hold all other assets and liabilities of the Company (including payment rights under the License Agreement and the liability to fund the protection and maintenance of the U.S. intellectual property and EP'355 to the extent set forth in the License Agreement);

  •
  Sale by the Company of all issued and outstanding shares of Sub 1 at fair market value (as determined by a valuation report prepared by an auditor mutually selected by the Company and Biogen) to a foundation created by the Company, which foundation would become the indirect holder of Sub 1 (through a newly created, wholly owned subsidiary of the foundation). The foundation would be organized to qualify for benefits under the U.S.-Danish income tax treaty and its board would consist of five directors, three of whom would be independent directors mutually selected by the Company and Biogen, with the Company and Biogen each having the right to select one non-independent director. All foundation actions would require unanimous approval of the foundation's board.

        In addition, following the restructuring, in the event Sub 1 materially breaches its obligations under the License Agreement, Biogen has a right to purchase all of the issued and outstanding shares of Sub 1 at a price corresponding to the intrinsic value of Sub 1 based on the most recent annual report for Sub 1 at the time of exercise. In addition, Biogen shall be granted a pledge of all of the issued and outstanding shares of Sub 1 in favor of Biogen as security for fulfilment of the purchase right.

        If Danish tax and business authorities do not approve the restructuring or determine that it is not tax-exempt, the Company will, at Biogen's election, create a wholly owned subsidiary of the Company as a Danish partnership limited by shares, or a P/S Sub, that would be structured in a manner that would enable payments to the P/S Sub to qualify for benefits under the U.S.-Danish income tax treaty. The Company would contribute its intellectual property to the P/S Sub by way of a tax-exempt business contribution and would grant Biogen a pledge in all issued and outstanding shares of the P/S Sub to secure Biogen's rights under the License Agreement. Additionally, if prior to the sale of Sub 1 to the foundation, the Company and Biogen are informed (i) by the Danish tax authorities that either of the steps preceding such sale (as summarized above) will not be approved as tax-exempt or will be only be approved as tax-exempt subject to the satisfaction of certain conditions, or (ii) by the Danish business authority that such sale or the transactions contemplated to follow such sale (as summarized above) cannot be consummated, then such sale and transactions will be automatically abandoned (unless, in the case of (ii), where such sale and transactions will only be abandoned upon Biogen's election) and, in lieu of such sale and transactions, Biogen can elect to receive a pledge of all of the issued and outstanding shares in Sub 1 to secure Sub 1's obligations under the License Agreement, purchase 50% of the issued and outstanding shares in Sub 1 at fair market value (as determined by a valuation report prepared by an auditor mutually selected by the Company and Biogen) or require the Company to consummate the P/S Sub structure described in the first two sentences of this paragraph.

  Key Intellectual Property Involved in Interference Proceeding

        One of our key patent applications in the U.S. is the '871 application. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS. On April 13, 2015, an administrative patent judge at the PTAB, declared an interference between our '871 application and Biogen's '514 patent, which has claims that also cover a method of treating MS using about a 480 mg daily dose of DMF. The administrative patent judge designated us as the senior party. Our anticipated appeal of the decision in the Interference Proceeding provides us with the opportunity to prove to the Federal Circuit that we were the first to invent the method of treating MS using about a 480 mg daily dose of DMF. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this Interference Proceeding these two phases have been combined. The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company intends to appeal the decision to the Federal Circuit. The appeal is expected to last 12 months or longer. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties' other outstanding motions, including Biogen's priority motion. The oral argument for the IPR against Biogen's '514 patent, which was instituted in response to a request from the Coalition for Affordable Drugs (IPR No. 2015-01993), was also held on November 30, 2016. On March 21, 2017, the PTAB issued a decision in the IPR holding that the claims of Biogen's '514 patent are patentable. The Coalition for Affordable Drugs has the right to appeal this decision. There can be no assurance that the Interference Proceeding will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that our '871 application will ever issue in a patent with a claim covering oral treatment of MS with 480 mg per day of DMF, which is one of the conditions required to be met for the Company to be eligible to receive future royalties on Biogen's net sales in the U.S.

  Our Product Development Strategy

        We believe our intellectual property portfolio, combined with the clinical data we have independently obtained and the discussions we have had with the FDA provide us with the opportunity to pursue the development of FP187 for the treatment of relapsing forms of MS in the U.S. We are finishing the research and development work that was in process prior to the effective date of the License Agreement and thereafter plan to suspend further development of FP187 pending the outcome of the Interference Proceeding, including any appeals to the Federal Circuit, until we determine if Biogen will maintain a co-exclusive license under the License Agreement. If Biogen maintains a co-exclusive license, we expect to either assign our co-exclusive license rights to a single third party or reinitiate clinical development of FP187, or initiate development of another DMF Formulation, in anticipation of a regulatory submission to the FDA. However, if Biogen prevails in the Interference Proceeding and IPR, after any appeals to the Federal Circuit, we may be prevented from commercializing our lead product candidate, FP187, for MS in the U.S. at a 480 mg per day dose.

  Our Focus on Dimethyl Fumarate, or DMF

        Oral drugs employing DMF as an API have been in use for over half a century. A German pharmacist discovered in the late 1950s that fumaric acid derivatives were useful for the treatment of psoriasis. Over the following years, various mixtures of fumaric acid derivatives, including DMF, were tested and used in different doses throughout Germany and, later, in other parts of Europe. Pharmacies in Germany often made their own compounded versions for the treatment of psoriasis.

        In 1994, Fumapharm AG (acquired by Biogen in 2006) received approval in Germany to market Fumaderm®, which contains DMF and three ethyl fumarate salts, for the treatment of psoriasis. Fumaderm® has not been approved outside of Germany, but it is nonetheless available throughout Europe as a prescription drug sourced from German pharmacies. DMF is also the API found in Tecfidera®, which Biogen began selling for the treatment of relapsing forms of MS following approval by the FDA in March 2013 and approval for the treatment of relapsing remitting MS by the EC in January 2014. Biogen reported that Tecfidera®, which is marketed as an oral maintenance dose of 480 mg of DMF per day (240 mg twice daily), generated global revenue of approximately $4 billion for the year ended December 31, 2016. We estimate that there have been over 500,000 patient years of exposure to drugs containing DMF.

        We have performed more than 40 pre-clinical studies since 2006, gathering data through animal testing (and in certain cases in vitro testing of DMF in cells) on FP187's pharmacological activity, toxicity profile, and on dosing level effects. Beginning in 2007, we commenced a set of Phase 1 clinical trials followed by a Phase 2 clinical trial to investigate, among other things, safety and dosing tolerability of FP187. We have successfully completed all of these clinical studies and gathered substantial positive safety and dosing data. Importantly, as of the date hereof, we have conducted no clinical trials involving patients with MS.

        We have met with the FDA to discuss submission of a New Drug Application, or NDA, for FP187 to treat relapsing forms of MS, based on pre-clinical and clinical data we have and will have developed and independently own. We have no plans at this time to submit an NDA but we may re-engage with the FDA in the future should we retain co-exclusive license rights under the License Agreement as described above or determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement.

  Our Intellectual Property Strategy

        We believe our patents and patent applications related to, among other things, our proprietary formulation technology, combined with our patents and patent applications claiming dosing levels of DMF, are valuable assets. To the extent required or permitted by the License Agreement, we intend to protect, defend and/or enforce our intellectual property.

        Our intellectual property includes patents and patent applications in the U.S., Europe and certain countries in Asia. We divide our intellectual property portfolio primarily into two patent families, which we refer to as our "Core Composition Patent" family and our "Erosion Matrix Patent" family.

        Our Core Composition Patent family, based on international application PCT/DK2005/000648, filed on October 7, 2005, with priority to October 8, 2004, discloses, among other things, formulations and dosing regimens of DMF, including the use of a dose of 480 mg of DMF per day to treat MS.

        Our Erosion Matrix Patent family, based on international application PCT/EP2010/050172, filed on January 8, 2010, with priority to January 9, 2009, covers our delayed and slow release formulations of DMF in FP187 as used in our set of Phase 1 clinical trials and a Phase 2 clinical trial.

        The following table highlights key aspects of the current status of certain applications and patents within our Core Composition Patent and Erosion Matrix Patent families:

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF). A decision was issued by the PTAB on March 31, 2017 in favor of Biogen. We intend to appeal the decision to the Federal Circuit.
U.S. App. 14/213,399	Core Composition
Pending (contains claims directed to the use of delayed release formulations of DMF to treat MS according to an up-titration (i.e., increasing dose) regimen that reaches a total daily dose of 480 mg; claims are substantially similar to claims in U.S. App. 13/957,117, which was allowed by the USPTO but voluntarily abandoned by us).
U.S. App. 14/212,503	Core Composition
On appeal from final rejection (contains claims directed to a method of treating a MS subject with 480 mg of DMF per day, using delayed release formulations containing from 120 mg to 240 mg of DMF which, following administration, result in certain levels of monomethyl fumarate, or MMF, the main metabolite of DMF, in the bloodstream; claims are substantially similar to claims in U.S. App. 13/957,220, which was allowed by the USPTO but voluntarily abandoned by us).

Patent / Application	Patent Family	Status
U.S. App. 14/209,480	Core Composition	Pending (contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition).
EP2801355	Core Composition
Granted (contains claims directed to the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating). Subject to several oppositions filed by third parties with the EPO. The first instance hearing of the Opposition Proceeding in the EPO has been scheduled for November 6 and 7, 2017.
EP1799196	Core Composition
Granted (contains claims directed to controlled release compositions that release DMF according to a specific in vitro release profile). Oppositions to this patent have been filed by third parties with the EPO.
EP2965751	Core Composition
Pending (contains claims directed to compositions containing DMF wherein the daily dosage is from 480 to 600 mg and the DMF is released depending on pH for the treatment of a number of diseases). The EPO has issued a search report to which we responded on July 13, 2016. A third party observation was filed on September 20, 2016, which we responded to on November 16, 2016. The EPO issued a negative office action on February 10, 2017, which we understand to be the result of a clerical error.
EP2801354	Core Composition
Granted (contains claims directed to the treatment of MS with 480 mg per day of DMF using a controlled-release composition with particular in vitro dissolution profiles). This patent may be opposed by third parties at the EPO at any time up to November 8, 2017.
EP2792349	Core Composition	Pending (contains claims directed to treatment of MS with 480 mg per day of DMF using controlled-release compositions). The EPO has issued a notice of intention to grant the patent.
EP2316430	Core Composition	Revoked by decision of July 10, 2015; under appeal to the EPO Board of Appeal.
EP3093012	Core Composition	Pending (contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition).
JP2015-139809	Core Composition	Pending (contains claims directed to controlled release pharmaceutical compositions comprising one or more of DMF or MMF).
U.S. Patent No. 8,906,420	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).

Patent / Application	Patent Family	Status
EP2379063	Erosion Matrix	Granted (contains claims directed to matrix formulations with a thin enteric coating). Oppositions filed by third parties were rejected by the EPO in the first instance and the patent was maintained. A number of opponents have appealed, and the appeal is currently pending.
EP2564839	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). An opponent has filed a notice of opposition with the EPO.
JP 5788331	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).

Core Composition Patent Family

  U.S. Intellectual Property

        U.S. Patent Application No. 11/576,871.    One of our key patent applications in the U.S. is the '871 application. The '871 application stems from the international application PCT/DK2005/000648 filed on October 7, 2005, and claims the benefit of an earlier-filed U.S. provisional application and four Danish applications. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS.

        On April 13, 2015, an administrative patent judge at the PTAB declared an Interference Proceeding between the '871 application and Biogen's '514 patent which has claims that also cover a method of treating MS, using about a 480 mg daily dose of DMF, and which expires in 2028.

        An interference is an administrative proceeding at the USPTO to determine which party is the first to invent an invention claimed by two parties. The party with the earliest effective filing date to the common invention is designated "senior party" and is entitled to the presumption that it is the first inventor. Biogen, as the junior party in the Interference Proceeding, has the burden of proof to show a date of invention that predates our invention. During an interference, the parties can dispute the patentability of the other party's claims, challenge the senior party designation and present proof of prior invention. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this Interference Proceeding those two phases were combined.

        At the outset of the Interference Proceeding, the administrative patent judge accorded the Company benefit of the filing date of our Danish Application No. PA 2004 01546, filed on October 8, 2004. Biogen filed a motion in the Interference Proceeding to vacate benefit to this priority date, which we have opposed. Biogen also filed a motion in the Interference Proceeding alleging that our claims are unpatentable under 35 U.S.C. Section 112 for lack of written description and lack of enablement, which we have opposed. The PTAB granted this motion on March 31, 2017. In addition, Biogen filed a motion for priority asserting February 19, 2004 as its date of conception of the invention claimed in its '514 patent, which is earlier than the October 8, 2004 priority date to which our '871 application has been accorded benefit. As the junior party in the Interference Proceeding, Biogen has the burden of proving an earlier date of conception and diligent reduction to practice of the invention from a date just before our earliest effective filing date through the date of Biogen's earliest alleged reduction to practice, which is currently Biogen's alleged first constructive reduction to practice on February 8, 2007, the date of Biogen's U.S. provisional application. Thus, Biogen must show diligence for a 28-month period from October 2004 through February 2007. We have opposed Biogen's priority motion.

        We filed four motions in the Interference Proceeding. Our first motion alleges that Biogen's '514 patent is unpatentable under 35 U.S.C. Sections 102 and/or 103 in view of the publication of our international application PCT/DK2005/000648. Our second motion alleges that Biogen's '514 patent claims are unpatentable under 35 U.S.C. Section 112 for lack of written description. Our third motion seeks benefit of the filing dates of our three additional Danish applications and our U.S. provisional application. Our fourth motion attacks Biogen's benefit claim to its February 8, 2007 U.S. provisional application. Biogen has opposed each of our motions.

        The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company intends to appeal the decision to the Federal Circuit. The appeal is expected to last 12 months or longer. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties' other outstanding motions, including Biogen's priority motion. The oral argument for the inter partes review, or IPR, against Biogen's '514 patent, which was instituted in response to a request from the Coalition for Affordable Drugs (IPR No. 2015-01993), was also held on November 30, 2016. On March 21, 2017, the PTAB issued a decision in the IPR holding that the claims of Biogen's '514 patent are patentable. The Coalition for Affordable Drugs has the right to appeal this decision.

        If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we expect our '871 application to be in condition for allowance and Biogen's '514 patent to be cancelled. If, however, Biogen is successful in proving that our claims are unpatentable, we would not prevail in the Interference Proceeding. Even if we can defeat Biogen's argument that our claims are unpatentable, if Biogen is successful in proving an earlier date of conception and diligent reduction to practice, we would not prevail in the Interference Proceeding unless we can successfully prove that Biogen's claims are unpatentable. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurance that the Interference Proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that any claims of our U.S. Patent Application No. 11/576,871 will ever issue in a patent or be royalty bearing under the Settlement and License Agreement with Biogen."

        If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we further expect our '871 application, if ultimately issued, would be entitled to patent term adjustment extending the patent term to compensate the Company for time lost during prosecution and the interference which the Company estimates would result in patent expiration in 2029 or later. However, there can be no assurance that we would obtain patent term adjustment that would fully compensate us for all such time lost.

        U.S. Patent Application No. 14/213,399.    A second key patent application in the U.S. is Application No. 14/213,399, or the '399 application. The '399 application claims the use of delayed release formulations of DMF to treat MS according to an up-titration (i.e., increasing dose) regimen that reaches a total daily dose of 480 mg. On April 1, 2015, a USPTO patent examiner issued a "final rejection" of this application, but we appealed this decision to the PTAB. On October 31, 2016, the patent examiner withdrew her prior rejections that were the subject of the appeal, and issued a non-final rejection based on new grounds. A response to the office action is due by April 30, 2017. The claims of the '399 application are substantially similar to claims in another application of ours, No. 13/957,117, which were found allowable by the USPTO, but which we voluntarily abandoned.

        U.S. Patent Application No. 14/212,503.    A third key patent application in the U.S. is Application No. 14/212,503, or the '503 application. The '503 application claims a method of treating a MS subject with 480 mg of DMF per day, using delayed release formulations containing from 120 mg to 240 mg of

DMF which, following administration, result in certain levels of MMF, the main metabolite of DMF, in the bloodstream. On April 17, 2015, a USPTO patent examiner issued a "final rejection" of this patent application but we have appealed this decision and the PTAB may ultimately find our '503 application to be allowable. These claims are substantially similar to claims in another application of ours, No. 13/957,220, which were found allowable by the USPTO, but which we voluntarily abandoned.

        U.S. Patent Application No. 14/209,480.    A fourth key patent application in the U.S. is Application No. 14/209,480, or the '480 application. The '480 application contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition. On April 11, 2017, the patent examiner issued a non-final rejection of the claims.

  European Intellectual Property

        European Patent EP2801355.    Our issued EP'355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed their review of this application and issued this patent on May 20, 2015. This patent has been opposed by several parties. The first instance hearing of the Opposition Proceeding in the EPO has been scheduled for November 6 and 7, 2017. Opposition proceedings are special proceedings heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. Assuming we successfully defend the patent during the Opposition Proceeding, the EP'355 patent has a maximum duration until October 2025 (subject to possible SPC extension—see below). This is our first issued patent covering the use of 480 mg per day of DMF to treat MS. The EPO examiner allowed our 480 mg per day patent claims (meaning that the examiner determined that our claims met the statutory requirements for patentability) after considering two anonymous third-party observations that requested the EPO to decline to grant the application as well as to suspend its examination. Although Biogen may not challenge the validity of the EP'355 patent in national proceedings, the validity of the national parts of the EP'355 patent could be challenged by other third parties in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition proceedings. See "Risk Factors—There can be no assurance that even if we are successful in the opposition proceedings involving our patents currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings (also called "nullity actions" or "revocation actions") involving these same or other patents of ours before a national court in any of the European Patent Convention member states where our patents were validated, which subsequent or parallel proceedings could result in our challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, our patents currently under challenge will finally be declared to be valid or not."

        SPC Applications.    In a number of countries in the EU, we have applied for national SPCs in reliance on the EP'355 patent and the EU marketing authorization for Biogen's product Tecfidera®. If these applications are successful, the resultant SPCs will effectively extend the duration of the EP'355 patent, insofar as it covers Tecfidera®, from October 2025 until January 2029. So far, our SPC applications have been granted in Cyprus, France, Greece, Italy, Luxembourg, Slovenia, Spain and Sweden. This is possible because the case law of the Court of Justice for the European Union currently allows patent holders to obtain SPCs in reliance on marketing authorizations held by third parties. If the case law were to change such that this is no longer a possibility, we would expect any such SPCs granted in our favor to be revoked. Further, if an EU national court were to hold (subject to any appeal) that the claims of the EP'355 patent do not cover Tecfidera®, we would expect the national court to revoke any SPC granted in our favor in that country.

        European Patent EP1799196.    Our European patent EP1799196, or the EP'196 patent, covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The patent was granted on June 22, 2016. Oppositions to this patent have been filed by third parties with the EPO.

        European Patent Application EP2965751.    Another key patent application in the EU is EP2965751, formerly EP15166243.4, or the '751 application. The '751 application covers, among other things, compositions containing DMF where the daily dosage is 480 to 600 mg and the DMF is released depending on pH. The EPO has completed its initial review of this application and issued a negative search report on January 13, 2016. We responded to the search report on July 13, 2016. A third party observation was filed on September 20, 2016. We responded to the third party observation on November 16, 2016. A negative office action was issued on February 10, 2017, which we understand to have been the result of a clerical error.

        European Patent EP2801354.    A key patent in the EU is EP2801354, or the EP'354 patent. The EP'354 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using a controlled-release composition with particular in vitro dissolution profiles. The patent was granted on February 8, 2017. Third parties may oppose the grant of the patent at any point up until November 8, 2017.

        European Patent Application EP2792349.    Another key patent application in the EU is EP2792349, formerly EP14172396.5, or the '349 application. The '349 application covers, among other things, the treatment of MS with 480 mg per day of DMF using controlled-release compositions. On February 8, 2017, the EPO issued a notice of intention to grant the patent.

        European Patent EP2316430.    Our European patent EP2316430 covers DMF formulations with certain in vitro dissolution profiles. By a decision issued in July 2015, an Opposition Division of the European Patent Office revoked EP2316430, in particular, for the reason that the claims allegedly contain subject matter not directly and unambiguously derivable from the original application as filed. The Opposition Division of the European Patent Office did not adjudicate on the issues of novelty or inventive step. We have filed an appeal against this decision. Thus, the revocation will only become effective if and when confirmed by the Technical Board of Appeal. As in any legal proceeding, there can be no assurance that we will be successful in our appeal. The claims of this patent are different from the claims of both the '871 application (the U.S. patent application that is currently in the Interference Proceeding), as well as the EP'355 European patent. However, the EP'355 patent and European patent EP2316430 are divisionals of the same original application.

        European Patent Application EP3093012.    Another key patent application in the EU is EP3093012, formerly EP16001391.8, or the '012 application. The '012 application covers, among other things, controlled release pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition.

Erosion Matrix Patent Family

        A patent from our erosion matrix patent family, EP2379063 (covering matrix formulations with a thin enteric coating), has been granted by the EPO. Multiple third parties, including Biogen, opposed this patent before the EPO. Those oppositions were rejected by the EPO and the patent was maintained in its entirety at a hearing on April 5, 2016. The decision has been appealed.

        We also have European Patent EP2564839 (containing claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). The EPO issued this patent on May 11, 2016. An opponent has filed a notice of opposition with the EPO.

        In the U.S., the USPTO reviewed the European oppositions to EP2379063 and has since issued our patent application 13/143,498 covering FP187, which is entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix." The application issued as U.S. Patent No. 8,906,420 on December 9, 2014, and will expire at the latest in January 2030.

Other Patent Families

        Beyond our core composition patent and erosion matrix patent families, our other patent families include U.S. Patent Application Nos. 14/419,031, 14/914,031 and 14/914,025, directed, among other things, to dosing regimens of DMF.

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

        The Multiple Sclerosis International Foundation estimates that approximately 2.3 million people suffer from MS worldwide. It is estimated that between 60% and 65% of MS patients have what is referred to as relapsing remitting MS, or RRMS, characterized by recurrent acute exacerbations of neurological dysfunction followed by variable degrees of recovery with clinical stability between relapses, which would mean approximately 1.5 million people worldwide suffer from RRMS. The majority of patients are diagnosed with MS between the ages of 20 and 40. Almost half of relapses result in incomplete recovery of neurological function and leave permanent disability and impairment that accumulates over time. Owing to the complications of chronic disability, life span for patients with MS is typically shortened by approximately 7 years.

        The early onset and progressive nature of relapsing forms of MS highlights the need for treatment options that are effective, convenient and tolerable. This unmet need is particularly important for sufferers in the workforce or those raising families. The inevitability of both relapse and disease progression also results in the prescription of the newest medications that offer increased levels of efficacy and differing risk/benefit profiles. As new efficacious and safe treatments are approved, MS patients will have more options for treatment in earlier stages of the disease.

  Clinical Development Summary

        Our clinical development strategy, if we reinitiate development of a DMF Formulation in the U.S., will be designed with a view towards satisfying marketing approval requirements in the U.S. We have conducted an extensive pre-clinical program and have completed several Phase 1 clinical trials and one Phase 2 clinical trial. We are currently finishing additional Phase 1 clinical trials, but have no current plan to pursue Phase 3 development of FP187.

  Manufacturing

        FP187 for the treatment of psoriasis is a round tablet, 8 mm in diameter and 5 mm in height, that contains DMF in an erosion matrix; each erosion matrix tablet core is covered by a thin enteric coating. A new, elongated tablet was being developed for FP187 for the treatment of relapsing forms of MS. The tablet would also use an erosion matrix and would be covered by the same thin enteric coating. Several formulations with the elongated tablet have been produced and have been investigated in Phase 1 pharmacokinetic and tolerability studies.

        Historically, a single contract manufacturing organization, or CMO, provided us with our main supply of DMF, which is our API for FP187. The manufacturing process for API operated by this CMO has been validated for a 120 kg batch size in 2013 and for a 650 kg batch size in 2016. A secondary API supplier has been identified and the technology transfer of the process at the smaller scale was successfully performed in 2016. The analytical methods and procedures used for the control of the process and the product are validated in both CMOs.

        Formulation development and clinical manufacture of our FP187 tablets have been performed by two different CMOs, depending on the process of manufacture. The first production procedure has been validated at a 30 kg batch size, and was scaled-up to a larger batch size in 2016. Several batches have consistently been produced under cGMP conditions for use in our Phase 1 program and potential use in Phase 3. An alternative manufacturing process has been established in a second CMO and clinical trial material manufactured for use in our Phase 1 studies. Scaling-up work was initiated. A technology transfer of the alternative tablet manufacturing process with a second supplier has been ongoing, with capabilities to handle both processes at commercial-scale.

        All the facilities undergo inspections and audits by regulatory authorities and the Company further has audited these facilities to ensure compliance with regulatory requirements. These CMOs have supplied us with DMF and FP187 tablets pursuant to individual work orders for development and clinical supply.

  Material Agreements

  Biogen License Agreement

        As discussed above, on February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the U.S., and an exclusive license outside the U.S., to the Company's intellectual property, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any waiting period under the HSR Act, to obtain an exclusive license to the Company's intellectual property in the U.S. In accordance with the License Agreement, Biogen paid the Company a non-refundable cash fee of $1.25 billion and could be obligated to pay the Company royalties provided that other conditions of the License Agreement are satisfied. See "—Our Company—Settlement and License Agreement with Biogen."

  Aditech Agreements

        In 2004, Aditech, controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to formulations and dosing regimens of DMF, subject to both diligence and minimum annual expenditure (€ 1.0 million per year) obligations on our part.

        In connection with our execution of the License Agreement, we entered into an addendum to the patent transfer agreement with Aditech pursuant to which Aditech agreed to waive its rights to, among other things, terminate the patent transfer agreement (which rights gave Aditech an option to receive back, for no consideration, all of our DMF-related assets in the event of the Company's liquidation or bankruptcy, material breach by the Company of the patent transfer agreement or the Company's failure to meet its obligations with respect to the development and commercialization of the patent rights as set forth in the patent transfer agreement).

        In addition, the addendum to the patent transfer agreement clarifies the royalties payable to Aditech in connection with any proceeds received by the Company from Biogen under the License Agreement. The addendum specifies that Aditech will receive 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its U.S. co-exclusive license rights. Should the Company not assign its U.S. co-exclusive license rights to a third party but instead utilize the co-exclusive rights to develop a DMF-containing product on its own, the Company will, as was also the case prior to entry into the addendum, be required to pay Aditech a royalty of 2% of the net sales of such a product.

  Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target multiple sclerosis. If Biogen obtains an exclusive license in the U.S., our future success will depend on the continued market acceptance of Tecfidera®. We expect approved MS treatments, such as Tecfidera®, will continue to face intense and increasing competition as new and improved products enter the MS markets and advanced technologies become available. Competition from any newly approved products (whether branded, generics or biosimilars) in the U.S. or EU may reduce Tecfidera® sales, which in turn may reduce possible royalties payable by Biogen to us. Furthermore, if Biogen does not obtain an exclusive license and we reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen, either on our own or through any assignee of our U.S. co-exclusive license rights, or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, competition with Biogen and others may reduce possible royalties or other payments owed to us. Several companies are developing additional treatments for multiple sclerosis, and late stage clinical candidates include, but are not limited to, Roche's Ocrevus® and Celgene's ozanimod. Competition among products approved for sale is based, among other things, on safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors.

  Government Regulation

        Our industry is subject to extensive government regulation. Regulation by governmental authorities in the U.S, the EU and other jurisdictions is a significant factor in the development, manufacture and marketing of any drugs and in ongoing research and development activities. Any products developed, manufactured or marketed by us, Biogen or others are subject to rigorous pre-clinical and clinical trials and other pre-marketing approval requirements by the FDA, the EMA and other regulatory authorities in the U.S., and the EU.

United States

        In the U.S., the FDA regulates drugs under the Food, Drug and Cosmetic Act, or FDC Act, and regulations implemented by the agency. If we or any assignee of our U.S. co-exclusive license rights fails to comply with the applicable U.S. requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or after approval, we or such assignee may become subject to administrative or judicial sanctions. These sanctions could include, but are not limited to, the FDA's refusal to allow us to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

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

  Clinical trials

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted in accordance with federal regulations and under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. An independent IRB must also review and approve the clinical trial before it can begin and monitor the study until it is completed. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, and the safety of human subjects. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time. In addition, the FDA may impose sanctions for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice rules, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, including the requirements for informed consent.

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

  New Drug Application

        The results of product development, pre-clinical testing and clinical trials are submitted to the FDA as part of an NDA, submitted under Sections 505(b)(1) or 505(b)(2) of the FDC Act. The NDA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Currently, the application fee is approximately $2.0 million, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently approximately $97,750 per product and $512,200 per establishment. These fees are typically adjusted annually. Once the submission has been accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the most recent iteration of the Prescription Drug User Fee Act, or the PDUFA, the FDA has 10 to 12 months in which to review a standard NDA and respond to the applicant, and six to eight months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process is often significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA may also refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of the advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

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

  Post-Approval Regulation

        If regulatory approval for marketing of a product or new indication for an existing product is obtained, we or any assignee of our U.S. co-exclusive license rights will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may impose as part of the approval process.

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

        We or any assignee of our U.S. co-exclusive license rights will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, we or any assignee of our U.S. co-exclusive license rights and any third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements. Discovery of problems with a product after approval for marketing may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

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

Pharmaceutical Pricing and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we or any assignee of our U.S. co-exclusive license rights obtain regulatory approval. Sales of a DMF Formulation, if approved, will depend to a significant degree on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the approved drugs for a particular indication.

        In order to secure coverage and reimbursement for any product that might be approved for sale, we or any assignee of our U.S. co-exclusive license rights may need to conduct pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A DMF Formulation may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

        The containment of healthcare costs has become a priority of governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and non-U.S. governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the product that we or any assignee of our U.S. co-exclusive license rights may develop and could adversely affect our net revenue and results.

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

        The marketability of any products for which we or any assignee of our U.S. co-exclusive license rights may receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the U.S. has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act was enacted in the U.S. in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we or any assignee of our U.S. co-exclusive license rights receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Facilities

        Our corporate headquarters are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2016, we paid DKK 574,000 (approximately $85,000), including value added tax, or VAT, for such premises. Forward Pharma FA ApS, our wholly owned Danish subsidiary, is also located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark. For more information, see "Related Party Transactions—Leased Premises."

        Forward Pharma GmbH, our wholly owned German subsidiary, has approximately 700 square feet of office space for administrative and operational activities in Leipzig, Germany. In 2016, we paid €25,000 (approximately $28,000) for such premises (excluding fees paid for electricity and cleaning fees).

        Forward Pharma USA, LLC, our wholly owned U.S. subsidiary, is located in Hawthorne, New York and has office space of approximately 450 square feet. Our lease payments for 2016 for these premises were $28,000.

        The Company's long-term office lease commitments are not material.

  Employees

        As of March 31, 2017, we had 12 employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2014	2015	2016	2017
Function:
Clinical and regulatory affairs	2	4	3	2
Engineering and production	1	3	3	3
Management and administration	6	7	7	7

Total	9	14	13	12

Geography:
Germany	4	6	4	4
Denmark	2	5	6	5
United States	3	3	3	3

Total	9	14	13	12

        None of our employees is represented by a labor union or covered under a collective bargaining agreement, and we have never experienced any work stoppages.

        All other operational tasks are outsourced to consultant experts, such as formulation and quality assurance/cGMP experts, or consulting service companies, such as regulatory, patent and legal experts. We engage approximately 25 individuals and firms as consultants and experts.

        As a result of entering into the License Agreement, our development of a DMF Formulation will currently be limited to finishing the research and development work that was in process prior to the effective date of the License Agreement and we have announced plans to pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. This activity is currently ongoing.

        In the U.S., our activities and personnel are primarily focused on U.S. public company legal and accounting reporting and compliance, investor relations and related administrative functions to support Forward Pharma A/S.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our research, pre-clinical and clinical development. In the future, unless and until Biogen obtains an exclusive license, we may be required to obtain additional insurance to cover potential product liability and other risks which are inherent in the manufacturing, marketing and the commercialization and use of drugs. There can be no assurance that such insurance will be available on commercially reasonable terms or at all.

        We believe that we currently maintain appropriate insurance coverage, and that our current insurance coverage is in line with insurance coverage for comparable companies.

Legal Proceedings

        We may, from time to time, become involved in legal proceedings in the ordinary course of business. We have not been a party to or paid any fees or damages in connection with any litigation, including any of our patent opposition actions pending before the EPO, that has had a material adverse effect on our business or financial position. On November 18, 2014, we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf, alleging infringement of our German Utility Model DE 20 2005 022 112 due to Biogen's marketing of Tecfidera® in Germany. The case was expanded on May 26, 2015, to include infringement of our European patent EP2801355. On July 15, 2015, Biogen initiated cancellation proceedings against Utility Model DE 20 2005 022 112 before the German Patent and Trademark Office. Pursuant to the License Agreement, we agreed to withdraw with prejudice and no right to refile the litigation related to our German Utility Model DE 20 2005 022 112 and European patent EP2801355. Biogen has also requested the withdrawal of the Utility Model cancellation action.

        Opposition proceedings against three of our European patents are currently pending and we are involved in the Opposition Proceeding and the Interference Proceeding. There can be no assurance that these patent proceedings or other future legal proceedings will not have a material adverse effect on our financial position. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurance that the Interference Proceeding between our U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that any claims of our U.S. Patent Application No. 11/576,871 will ever issue in a patent or be royalty bearing under the License Agreement."

C.  Organizational Structure

        The registrant corporation, Forward Pharma A/S, has three wholly owned subsidiaries, Forward Pharma GmbH, our subsidiary in Germany, Forward Pharma USA, LLC, our subsidiary in the U.S., and Forward Pharma FA ApS, our subsidiary in Denmark. All of our operations are conducted within Forward Pharma A/S or one of our subsidiaries.

D.  Property, Plant and Equipment

        See "—B. Business Overview—Facilities" for a description of our leased premises. Our equipment includes computers, office equipment, furniture and manufacturing equipment with a net book value at December 31, 2016 and 2015, of $268,000 and $352,000, respectively. Our manufacturing equipment was acquired in 2015, and is owned by the Company and placed in service for the use by a Company vendor who has been providing contract manufacturing services to the Company. The net book value of our manufacturing equipment at December 31, 2016 was $248,000. None of our equipment is leased and there are no liens or encumbrances on our equipment.

        We currently do not have any material commitments to acquire tangible fixed assets; however, it is possible that if we reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, we may need to acquire additional manufacturing equipment that would be placed in service at a contract manufacture's facility to be used on our behalf to manufacture tablets for such DMF Formulation. It is uncertain at this time what, if any, manufacturing equipment we may need to acquire. The timing and amount of any manufacturing equipment purchases we make in the future will be determined based on the terms and conditions of any long-term supply contracts we may enter into with our contract manufacturers. We currently do not have any long-term supply agreements with our vendors.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the information under "Selected Financial Information" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our consolidated financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under "Risk Factors" and elsewhere in this Annual Report.

A.  Operating Results Overview

Overview

        Forward Pharma A/S is a Danish biopharmaceutical company that was founded in 2005 to advance unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including MS. We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are comprised of a Danish incorporated parent company, Forward Pharma A/S, a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, a wholly owned subsidiary formed in the state of Delaware, Forward Pharma USA, LLC, and a wholly owned subsidiary organized in Denmark, Forward Pharma FA ApS. As discussed in more detail elsewhere herein, the Company entered into the License Agreement with Biogen that became effective on February 1, 2017. Prior to entering into the License Agreement, the Company was actively developing FP187, a proprietary formulation of DMF, for the treatment of MS. As a result of entering into the License Agreement, the future development and sale by us of a DMF Formulation is uncertain at this time and will be determined based on the outcome of matters discussed further below. Under certain conditions, the Company may decide to reinitiate the development of FP187, or initiate the development of another DMF Formulation; currently, development of a DMF Formulation for the U.S. market will be limited to finishing the research and development work that was in process prior to the effective date of the License Agreement.

        The Company announced, on March 1, 2017, plans to finish its remaining research and development efforts and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017.

  Settlement and License Agreement

        On February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the U.S., and an exclusive license outside the U.S., to the Company's intellectual property effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any waiting period under the HSR Act, to obtain an exclusive license to the Company's intellectual property in the U.S.

        In accordance with the License Agreement, Biogen paid the Company the Non-refundable Fee and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

        The License Agreement does not resolve the Interference Proceeding or the Opposition Proceeding. The Company and Biogen intend to permit the PTAB and the Federal Circuit, as applicable, and the EPO, and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. Only if the Company is successful in the Interference Proceeding and/or the Opposition Proceeding will it be eligible to receive royalties starting as early as 2021 based on Biogen's net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement, including the absence of legal restraints and termination or expiration of any required waiting period under the HSR Act.

        If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding, and any appeals therefrom to the Federal Circuit (including en banc review), a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), and if Biogen obtains an exclusive license in the U.S., the Company may be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on Biogen's net sales in the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen obtains an exclusive license in the U.S., we would likely permanently discontinue development of a DMF Formulation.

        If the Company is successful in the Interference Proceeding, but certain conditions are not met in the U.S., including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen, which the Company may, on one occasion only, assign to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen's net sales in the

U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen's net sales in the U.S. Moreover, if Biogen prevails in the Interference Proceeding and IPR, after any appeals to the Federal Circuit, we may be prevented from commercializing our lead product candidate, FP187, for MS in the U.S. at a 480 mg per day dose. Were this to occur, we would review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If we are unable to commercialize FP187 or any other product for sale in the U.S., we would be unable to generate any revenue from such a product.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular country having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S.

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company intends to appeal the decision to the Federal Circuit.

        Under the terms of the License Agreement, the Company has also agreed to use its commercially reasonable efforts to effect a corporate restructuring.

        Subject to confirmations from the Danish tax authority, or SKAT, and the Danish Business Authority that the following transactions would be tax-exempt and permissible under Danish law, the Company will effect a multistep reorganization that would result in the following (in order of occurrence):

  •
  Transfer of all of the Company's assets and liabilities to a newly created, wholly owned subsidiary of the Company (organized as a Danish limited liability company) in the form of a tax-exempt business contribution, less any cash in excess of the amount necessary for funding operations of the newly created subsidiary;

  •
  Demerger of the newly created subsidiary into two Danish limited liability companies, the first of which, or Sub 1, would hold all rights to the Company's intellectual property and be responsible for the protection and maintenance of the Company's U.S. intellectual property and EP'355 patent, and the second of which, or Sub 2, will hold all other assets and liabilities of the Company (including payment rights under the License Agreement and the liability to fund the protection and maintenance of the U.S. intellectual property and EP'355 to the extent set forth in the License Agreement);

  •
  Sale by the Company of all issued and outstanding shares of Sub 1 at fair market value (as determined by a valuation report prepared by an auditor mutually selected by the Company and Biogen) to a foundation created by the Company, which foundation would become the indirect holder of Sub 1 (through a newly created, wholly owned subsidiary of the foundation). The foundation would be organized to qualify for benefits under the U.S.-Danish income tax treaty and its board would consist of five directors, three of whom would be independent directors mutually selected by the Company and Biogen, with the Company and Biogen each having the right to select one non-independent director. All foundation actions would require unanimous approval of the foundation's board.

        In addition, following the restructuring, in the event Sub 1 materially breaches its obligations under the License Agreement, Biogen has a right to purchase all of the issued and outstanding shares of Sub 1 at a price corresponding to the intrinsic value of Sub 1 based on the most recent annual report for Sub 1 at the time of exercise. In addition, Biogen shall be granted a pledge of all of the issued and outstanding shares of Sub 1 in favor of Biogen as security for fulfilment of the purchase right.

        If Danish tax and business authorities do not approve the restructuring or determine that it is not tax-exempt, the Company will, at Biogen's election, create a wholly owned subsidiary of the Company as a Danish partnership limited by shares, or a P/S Sub, that would be structured in a manner that would enable payments to the P/S Sub to qualify for benefits under the U.S.-Danish income tax treaty. The Company would contribute its intellectual property to the P/S Sub by way of a tax-exempt business contribution and would grant Biogen a pledge in all issued and outstanding shares of the P/S Sub to secure Biogen's rights under the License Agreement. Additionally, if prior to the sale of Sub 1 to the foundation, the Company and Biogen are informed (i) by the Danish tax authorities that either of the steps preceding such sale (as summarized above) will not be approved as tax-exempt or will be only be approved as tax-exempt subject to the satisfaction of certain conditions, or (ii) by the Danish business authority that such sale or the transactions contemplated to follow such sale (as summarized above) cannot be consummated, then such sale and transactions will be automatically abandoned (unless, in the case of (ii), where such sale and transactions will only be abandoned upon Biogen's election) and, in lieu of such sale and transactions, Biogen can elect to receive a pledge of all of the issued and outstanding shares in Sub 1 to secure Sub 1's obligations under the License Agreement, purchase 50% of the issued and outstanding shares in Sub 1 at fair market value (as determined by a valuation report prepared by an auditor mutually selected by the Company and Biogen) or require the Company to consummate the P/S Sub structure described in the first two sentences of this paragraph.

Trend Information

        We do not currently have any commercialized products on the market. As a result of entering into the License Agreement, the future development and sale of a DMF Formulation in the U.S. is uncertain at this time. We expect any trends in the biopharmaceutical market to have a direct impact on our business, including, in particular, trends that effect the market for or price of Tecfidera®.

        Over the past few years, there has been increasing pressure to reduce drug prices as a consequence of political initiatives and regulations aiming to curb continuous increases in healthcare spending. We expect this trend to continue in the years ahead and accordingly any revenue we may earn in the future will likely be negatively affected by such political initiatives and regulations. However, we believe spending in the healthcare industry, as compared to many other industries, is less linked to economic trends. Furthermore, while falling drug prices in the mature drug markets such as the U.S. and the EU are having a negative impact on general sales growth levels for the biopharmaceutical industry as a whole in those markets, we expect such sales growth to continue at higher levels in emerging markets. We also expect that demographic developments, increased treatment penetration, especially in newly established drug markets, and better diagnostic tools to enable the tailoring of drugs to specific needs, will result in continuing growth in overall global drug sales.

Financial Operations Overview

Revenue

        Prior to entering into the License Agreement, we had not generated any operating revenue.

Research and Development Costs

        Historical research and development costs relate primarily to the development of FP187 for the treatment of psoriasis and MS, and they consist primarily of:

  •
  salaries for research and development staff and fees to consultants, as well as expenses incurred by all such personnel; expenses related to share-based compensation to employees and others; the costs of our extensive use of external third-party expert and advisory firms and personnel (e.g., consultants for the relapsing forms of MS indication) for our product development efforts; and the outsourcing of specific development tasks to CMOs;

  •
  costs for formulation, development and production of FP187 tablets in new doses for use in clinical trials; and production of DMF by our current external CMOs, including the costs of testing related to increasing the batch sizes and manufacturing capability of our CMOs in order for us to be able to scale to anticipated next level or later commercial production levels and the costs of limited initial testing of new tablet strengths and forms for the treatment of relapsing forms of MS;

  •
  fees and other costs paid to clinical research organizations, or CROs, in connection with pre-clinical testing, formulation and product testing of FP187; and the fees and costs associated with the performance of clinical trials in relapsing forms of MS and psoriasis, that have been outsourced to CROs, in anticipation of planning and running the clinical trials for us, and helping us to gather and maintain all required clinical data for regulatory purposes; and

  •
  fees and expenses incurred to prepare and file patent applications and other intellectual property claims, responding to patent office actions, and conducting patent opposition and interference proceedings and other activities aimed at enhancing and protecting our intellectual property estate provided such fees and expenses relate to intellectual property-related activities that reside within the USPTO, EPO or other country-specific patent registry offices. If expenses incurred are associated with the Company's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices) they are classified within general and administrative expenses.

        In 2016, 2015 and 2014, we incurred research and development expenses of approximately $41.1 million, $33.7 million and $10.5 million respectively. Our research and development costs vary substantially from period to period based on numerous factors, many of which are not within the control of the Company. We expect that our research and development costs will decrease in the future as we pursue an organizational realignment to reduce personnel and operating expenses. If Biogen does not obtain an exclusive license under the License Agreement and we reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen, either on our own or through any assignee of our U.S. co-exclusive license rights, or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, we may incur increased research and development costs. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation.

        At this time, it is uncertain whether we would proceed either on our own or through any assignee of our U.S. co-exclusive license rights, or not at all, with the development of a DMF Formulation consistent with the terms of the License Agreement and what the outcome of any such development might be. Consequently, we cannot reasonably estimate the nature, timing and estimated costs of the effort that would be necessary to finish the development of, or the period in which we may begin to recognize revenues from, any DMF Formulation. This is due to numerous risks and uncertainties associated with developing drugs, any of which could result in a significant change in the costs and timing associated with the development of a DMF Formulation.

        In addition, the nature, timing and amount of legal costs we incur to protect, defend and enforce our intellectual property rights cannot be estimated and will affect the magnitude and timing of costs to develop a DMF Formulation should we do so or to receive royalties, if any, under the License Agreement. If we are unable to protect, defend or enforce our intellectual property rights, it could delay or prohibit our ability to commercialize a DMF Formulation and/or negatively affect our ability to obtain and maintain royalty-bearing patents.

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

  •
  investor relations and other costs associated with our public listing of our ADSs on NASDAQ;

  •
  information technology related expenses; and

  •
  expenses associated with intellectual property-related activities carried out in the courts to protect, defend and enforce patent rights granted against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices).

        As a public company, we will incur costs associated with operating as a public company. This includes costs related to external and internal personnel and systems related to our financial reporting processes and internal controls in Germany, the U.S. and Denmark. Other costs related to our being a public company will include expenses related to personnel we will need to retain in connection with both administrative and operational activities, legal and compliance fees, accounting and audit fees, liability insurance premiums, and costs related to general investor relations. In addition, general and administrative expenses will include costs associated with granting share-based compensation awards to key management personnel and other employees and consultants.

Non-operating income and (expenses)

        Components of non-operating income and (expenses) consisted primarily of:

  •
  fair value gains/losses on net settlement obligations related to shareholder warrants and convertible loans;

  •
  gains/losses from changes in foreign exchange rates related to certain financial assets and liabilities;

  •
  interest income earned on available-for-sale financial assets; and

  •
  interest expense on debt obligations (consisting of a convertible debt instruments, that have converted into equity).

Results of Operations

Comparison of the years ended December 31, 2016 and 2015

	Year ended December 31,
	2016	2015	Change (increase) decrease
	(USD in thousands)
Total revenue	—	—	—
Research and development costs	(41,052)	(33,727)	(7,325)
General and administrative costs	(14,382)	(15,852)	1,470

Operating loss	(55,434)	(49,579)	(5,855)
Exchange rate gains (losses)	598	11,933	(11,335)
Interest income	389	438	(49)
Other finance costs (net)	(92)	(132)	40

Net loss before tax	(54,539)	(37,340)	(17,199)
Income tax benefit	21,203	336	20,867

Net loss	(33,336)	(37,004)	3,668

  Research and development costs for the years ended December 31, 2016 and 2015

        Research and development costs for the years ended December 31, 2016 and 2015 were $41.1 million and $33.7 million, respectively. The increase in research and development costs for the year ended December 31, 2016 of $7.3 million was primarily related to increased costs to register and safeguard our intellectual property and higher share-based compensation. These increases were partially offset by a reduction in the use of contract manufacturers and clinical research organizations during our evaluation of options for an alternative Phase 3 clinical plan for FP187 in relapsing forms of MS. Fees to patent advisors and other patent-related costs increased from $8.9 million in the year ended December 31, 2015 to $16.3 million in the year ended December 31, 2016. Fees to patent advisors and other patent-related costs include the cost to conduct the Interference Proceeding. Share-based compensation increased from $6.0 million in the year ended December 31, 2015 to $8.0 million in the year ended December 31, 2016 as the result of the vesting of equity awards granted during the years ended December 31, 2016 and 2015 to employees and consultants involved in research and development activities. Our research and development costs overall are estimated to decrease in 2017 compared to 2016 as our development efforts of FP187 will be limited to finishing the research and development work that was in process prior to the effective date of the License Agreement. We currently estimate that unless we decide to reinitiate development of a DMF Formulation in the U.S. under a co-exclusive license agreement with Biogen or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, our research development costs will remain below historical levels. If we decide to reinitiate development of a DMF Formulation for sale in the U.S., our research and development expenses will likely increase to or exceed historic levels. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation (whether on our own or through any assignee of our U.S. co-exclusive license rights).

  General and administrative costs for the years ended December 31, 2016 and 2015

        General and administrative costs for the year ended December 31, 2016 and 2015 were $14.4 million and $15.9 million, respectively. The decrease in general and administrative costs in the year ended December 31, 2016 of $1.5 million resulted principally from a reduction in share-based compensation from $7.5 million in the year ended December 31, 2015 to $6.3 million in the year ended December 31, 2016 in connection with the vesting of equity awards issued during the years ended December 31, 2015 and 2014 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. We expect that our general and administrative costs will remain at current levels; however, expenses associated with protecting, defending and enforcing our patent rights that occur in the courts could increase in future periods. Whether we experience increased costs in the future to protect, defend and enforce our intellectual property rights and the amount of any such increase, which could be material, cannot be estimated at this time.

  Non-operating income (expense) for the years ended December 31, 2016 and 2015

        During the years ended December 31, 2016 and 2015, the Company recognized foreign exchange gains of $598,000 and $11.9 million respectively. The foreign exchange gain in each of the years resulted primarily from Forward Pharma A/S (the "Parent") holding cash and available-for-sale financial assets denominated in U.S. Dollars, or USD, while the Parent's functional currency is the Danish Kroner, or DKK. The gain is the direct result of the strengthening of the USD compared to the DKK during the year that is reflected as a non-cash foreign exchange gain when the cash and available-for-sale financial assets denominated USD are converted to DKK at year end.

        During the years ended December 31, 2016 and 2015, the Company recognized interest income from available-for-sale financial assets of $389,000 and $438,000, respectively.

  Income tax benefit for the years ended December 31, 2016 and 2015

        During the years ended December 31, 2016 and 2015, the Company recognized tax benefits of $21.2 million and $336,000, respectively. The income tax benefit for the year ended December 31, 2016 resulted from Management concluding that it was probable the Company would have taxable profits in 2017 thereby enabling the Company to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the likelihood and magnitude of the Company's estimated taxable income for the year ending December 31, 2017 considering the License Agreement. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carryforwards that will be utilized in 2017. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized. The income tax benefit for the year ended December 31, 2015 includes $158,000 that resulted from the Company's participation in a joint taxation scheme with Tech Growth whereby the Company recorded a tax benefit for Tech Growth's utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of the joint taxation group. The balance of the income tax benefit recognized in 2015, resulted from an application made with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's tax loss carry forward. The joint taxation with Tech Growth ceased on January 1, 2016, and, consequently, the Company will not receive any tax benefit from losses utilized in the joint taxation scheme in future periods. See Note 2.5 in the accompanying financial statements for additional information.

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

Research and development costs for the years ended December 31, 2015 and 2014

        Research and development related costs for the years ended December 31, 2015 and 2014 were $33.7 million and $10.5 million, respectively. The increase in research and development costs in 2015 of $23.2 million was largely attributable to an increase in our clinical and pre-clinical activities, costs for which rose from $4.0 million in 2014 to $17.1 million in 2015. Clinical and pre-clinical costs increased during the year ended December 31, 2015 as we expanded our development activities to include several pre-clinical studies, including long-term carcinogenicity studies, and Phase 1 trials as well as beginning preparations for our planned Phase 3 trial of FP187 in RRMS. These increased costs were principally related to services provided by clinical research organizations who collaborate with us to plan, prepare and conduct clinical trials on our behalf and contract manufacturers that are responsible for supplying DMF as well as the formulation and finishing of FP187 tablets to be used for research purposes. In addition, expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to conduct the Interference Proceeding, as well as the Opposition Proceeding, increased from $4.7 million in 2014 to $8.9 million in 2015. Share based compensation increased in 2015 to $6.0 million from $1.8 million in 2014 as the result of equity awards granted or modified during the year ended December 31, 2015 to employees and consultants involved in research and development activities.

General and administrative costs for the years ended December 31, 2015 and 2014

        General and administrative costs for the years ended December 31, 2015 and 2014 were $15.9 million and $9.2 million, respectively. The increase in general and administrative costs in 2015 of $6.7 million resulted from an increase in share-based compensation from $4.2 million in 2014 to $7.5 million in 2015 in connection with equity awards issued or modified, an increase in legal fees incurred in 2015 in connection with patent litigation against Biogen of $602,000 as well as an increase in costs during the year ended December 31, 2015 compared to the year ended December 31, 2014 associated with becoming a publicly listed company in the U.S. including insurance, investor relations, legal and accounting costs. Offsetting the 2015 increases were costs we incurred during the year ended

December 31, 2014 related to preparing for our IPO that totaled $2.0 million. No IPO costs were incurred in 2015.

Non-operating income (expense) for the years ended December, 2015 and 2014

        During the years ended December 31, 2015 and 2014, the Company recognized a foreign exchange gain of $11.9 million and $5.6 million respectively. The foreign exchange gain in each of the years resulted primarily from the Parent holding cash and available-for-sale financial assets denominated in USD and British Pounds, or GBP, while the Parent's functional currency is the DKK. The gain is the direct result of the strengthening of the USD and GBP compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when USD and GBP cash and available-for-sale financial assets are converted to DKK at year end.

        The fair value adjustment to the settlement obligation of our shareholder warrants was a loss of $1 million for the year ended December 31, 2014. The adjustment in the fair value of the shareholder warrants was the result of the underlying value of the Company's shares increasing in value from December 31, 2013 to March 15, 2014, the settlement date. During the year ended December 31, 2015, the Company did not have outstanding shareholder warrants that were required to be carried at fair value and accordingly there is no corresponding gain or loss to be recorded during 2015.

        During August and September 2014, the Company borrowed under two convertible loans €8.35 million and $10 million, respectively (collectively the "Loans"). The Loans were carried at fair value and the fair value adjustment of the Loans from the date of issuance to the date the Loans converted to ordinary shares was $3.8 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company's IPO in October 2014, the Loans converted into 1.2 million ordinary shares. During 2015, the Company did not have outstanding debt.

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

Income tax benefit for the years ended December 31, 2015 and 2014

        During the years ended December 31, 2015 and 2014, the Company accrued a tax benefit of $336,000 and $250,000, respectively. The income tax benefit for the years ended December 31, 2015 and 2014 is the result of the Company's participation in a joint taxation scheme with Tech Growth of $158,000 and $250,000, respectively. Under the scheme, the Company recorded a tax benefit for Tech Growth's utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of the joint taxation group. Also included in the tax benefit for the year ended December 31, 2015 was the favorable result from an application made in 2015 with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's tax loss carry forward. See Note 2.5 in the accompanying financial statements for additional information.

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

Research and development costs

        Research expenses are recognized when expenses are incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that we will recognize future economic benefits attributable to the relevant project, considering factors including the technological and commercial feasibility of the project. Specifically, intangible assets arising from our development projects are recognized on our balance sheet if all of the following criteria are met:

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

        A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on humans prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with our individual development projects, if any, are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of biopharmaceutical products, management has concluded that the future economic benefits associated with FP187 cannot be estimated with sufficient certainty until research and development efforts are finalized and the necessary regulatory final approvals have been obtained. Further, as a result of entering into the License Agreement, it is uncertain whether we will continue to develop a DMF Formulation. Accordingly, given the current stage of the development of FP187, no development expenditures have yet been capitalized.

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

        The Company determines the initial fair value and subsequent accounting for equity awards granted to the Company's employees, consultants and directors using an option pricing model (Black-Scholes) that requires management to use many subjective assumptions. The subjective nature of the assumptions requires management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions may yield significantly different results. The most significant assumptions included the following: the expected period an equity award will be outstanding and the peer group we use to determine volatility. Before the Company's ADSs were quoted on an active market, the underlying fair value share price used to value equity awards was determined by applying a discounted cash flow, or DCF, model based on estimated long-term future cash flows that are inherently uncertain. Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards will continue to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted and therefore DCF valuations are no longer used. As a public listed entity, in the future after there has been an extended period of historical trading activity of the Company's ADSs, the Company will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company's ADSs including the volatility and the expected life of an equity award.

Income taxes

        We are subject to income taxes in Denmark and Germany. Significant judgment is required in determining the timing of recognition of current taxes payable as well as deferred tax assets and liabilities. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Company's Danish, German and U.S. tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Company that would expose the Company to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between Forward Pharma A/S, Forward Pharma GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether transfer pricing of such transactions were at arm's length. The Company's failure to successfully support arm's length pricing could result in additional taxes being assessed, including interest and penalties, that could be material. As of December 31, 2016, there are no tax audits in process nor has management been notified of any pending tax audit. As of December 31, 2016, the tax years that remain open for audit by the Danish, German and U.S. tax authorities include 2013 through 2016.

        We recognize deferred tax assets, including the tax base of tax loss carry forwards, if our management assesses that these taxes can be offset against positive taxable income within a foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits together with future tax planning strategies. Such a judgment will be made on an ongoing basis and is based on historical results of operations, budgets and business plans, including any planned commercial activities. Prior to December 31, 2016, we did not recognize deferred tax assets since we historically have experienced recurring losses and there was uncertainty of future taxable income. However, considering the License Agreement, it became probable at year-end that the Group would have taxable income in 2017 thereby enabling the Group to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the close proximity of the date the License Agreement was executed to December 31, 2016 and the magnitude of the Non-refundable Fee compared to the projected total expenses in 2017. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carry forwards that will be utilized in 2017. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

        As of December 31, 2016, we have unused tax loss carry forwards of $103.2 million ($22.7 million tax effected) in Denmark and $43.1 million ($13.4 million tax effected) in Germany. We currently estimate that tax loss carry forwards of $103.2 million ($22.7 million tax effected) in Denmark and $29.8 million ($9.3 million tax effected) in Germany will be used to offset taxable income in 2017. The tax losses can be carried forward indefinitely in time. For Danish tax purposes, only the first $1.1 million of taxable income in any one year may be fully offset by tax loss carry forwards as income exceeding $1.1 million may only be reduced by 60% by tax loss carry forwards. For German tax purposes, the ability of Forward Pharma GmbH to use tax loss carry forwards in any one year is also limited based on a formula not materially different from the limit used in Denmark.

        Forward Pharma A/S is currently subject to joint taxation in Denmark. For more, see "Risk Factors—Risks Related to Danish Law and Our Operations in Denmark." Forward Pharma A/S has historically filed Danish tax returns on a standalone basis; however, since January 2013, Forward Pharma A/S has filed its Danish tax returns as part of a Danish tax group, controlled by Tech Growth Invest ApS, a Danish private limited liability company, or Tech Growth. The joint income taxation with Tech Growth ceased as of January 1, 2016, and the entities included in the joint taxation with Forward Pharma A/S beginning on January 1, 2016 include Forward Pharma FA ApS, (a 100% owned subsidiary of the Company) and NB FP Investment General Partner ApS.

Recent Accounting Pronouncements

Standards effective in 2016:

        New standards and amendments to standards and interpretations (collectively "Amendments") were issued by the IASB that became effective during 2016 or subsequent to December 31, 2016. None of the Amendments effective during 2016 had an effect on the Group's financial statements.

Standards issued but not yet effective:

        The future adoption of the Amendments that become effective on or after January 1, 2017 are currently not expected to have a material effect on the Group's financial statements; however, as discussed below, the future adoption of IFRS 9 Financial Instruments ("IFRS 9"), IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and/or IFRS 16 Leases ("IFRS 16") could have a material effect on the Group's financial statements. Management's current expectation is that Amendments will be adopted by the Group when mandated; however, Management is evaluating whether to adopt IFRS 15 on January 1, 2017.

        IFRS 9: This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The Group does not anticipate adopting IFRS 9 before the mandatory effective date of January 1, 2018. The impact on the Group's financial statements of the future adoption of IFRS 9 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. The only financial instruments held by the Group at December 31, 2016 that would be affected by IFRS 9 are the available-for-sale financial assets that are currently measured each reporting period at fair value through other comprehensive income. Management's preliminarily position is that the available-for-sale financial assets held at December 31, 2016 would meet the definition under IFRS 9 to be accounted for under the amortized cost category. In reaching this preliminary position, management considered the Group's historic investment activity, current investment policies and intent to not sell the available-for-sale financial assets prior to maturity and believes that the appropriate business model assessment would result in the conclusion that the Group's financial assets are held to collect contractual cash flows. The effect of using amortized cost to account for the Group's available-for-sale financial assets at December 31, 2016 would eliminate the need to carry such assets at fair value resulting in a reversal of cumulative fair value beneficial adjustment of the available-for-sale assets with a corresponding reduction in other components of equity of $218,000. In addition, the benefit reflected in the statement of comprehensive loss for the year ended December 31, 2016 from the change in fair value of the available-for-sale financial assets would be eliminated. The future adoption of IFRS 9 is not expected to have an effect on the Group's reported net loss or cash flows.

        IFRS 15: This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. There will be no impact on the Group's consolidated financial statements presented herein upon the future adoption of IFRS 15 as the Group has no revenue from customers. Management is in the process of evaluating the effect the License Agreement will have on the Group's financial statements in the future, including the effects of adopting IFRS 15. Until the evaluation is completed, an estimate of the future effect the License Agreement will have on the Group's financial statements cannot be made.

        IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The impact on the Group's financial statements from the future adoption of IFRS 16 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. As of December 31, 2016, the Group only has leases with terms of less than twelve months and therefore had the adoption of IFRS 16 occurred at December 31, 2016 the effect on the Group's consolidated financial statements would be immaterial. Management's current expectation is that IFRS 16 will be adopted by the Group when mandated.

JOBS Act Exemptions

        On April 5, 2012, the JOBS Act was signed into law in the U.S. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company. As an emerging growth company, we have elected to take advantage of the following exemptions:

  •
  not providing an auditor attestation report on our internal control over financial reporting; and

  •
  not providing all of the compensation disclosure that is required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

        The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we are complying with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        As a result of the receipt of the Non-refundable Fee of $1.25 billion in February 2017, the year ended December 31, 2016 will be the final year the Company qualifies as an emerging growth company under the JOBS Act and receives the benefits from the exemptions noted above. The receipt of the Non-refundable Fee in 2017 will result in revenues exceeding $1.0 billion in annual revenue which is one of the criteria under the JOBS Act for losing emerging growth company status. Accordingly, for the year ending December 31, 2017, the Company will be required to obtain an auditor's attestation report on our internal control over financial reporting and we will need to provide the additional compensation disclosures required under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

B.  Liquidity and Capital Resources

Comparison of the Years ended December 31, 2016 and 2015

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015
	(USD in thousands)
Net cash flows used in operating activities	(34,105)	(35,127)
Net cash flows provided by investing activities	41,170	43,030
Net cash flows from financing activities	114	155

Net increase in cash and cash equivalents	7,179	8,058
Net foreign exchange differences	(1,550)	(1,138)
Cash and cash equivalents beginning of year	52,269	45,349

Cash and cash equivalents end of year	57,898	52,269

        Net cash flows used in operating activities decreased to $34.1 million in the year ended December 31, 2016, from $35.1 million in the year ended December 31, 2015. The decrease resulted primarily from the favorable effect of changes in working capital offset in part by an increase in operating expenses in connection with the research and development efforts to commercialize FP187 and to secure and protect our intellectual property.

        The net cash flows provided by investing activities primarily relates to cash inflows resulting from the maturity of available-for-sale financial assets of $41.2 million and $43.4 million for the years ended December 31, 2016 and 2015, respectively. In addition, there were cash outflows for the purchase of equipment in the years ended December 31, 2016 and 2015 of $31,000 and $382,000, respectively.

        The net cash flows from financing activities for the year ended December 31, 2016 were $114,000 and included the receipt of $2,000 in connection with the issuance of 142,000 ordinary shares upon the vesting of deferred shares and the receipt of $112,000 in connection with the exercise of 130,000 warrants. The net cash flows from financing activities for the year ended December 31, 2015 were $155,000 and included the receipt of $2,000 in connection with the issuance of 142,000 ordinary shares upon the vesting of deferred shares and the receipt of $153,000 in connection with the exercise of 216,000 warrants.

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

        The net cash flows provided by or (used in) investing activities primarily relate to the cash outflow to purchase available-for-sale financial assets of $191.1 million in 2014 and the cash inflow resulting from the maturity of available-for-sale financial assets of $43.4 million in 2015. In addition, there were cash outflows for the purchase of equipment in the years ended December 31, 2015 and 2014 of $382,000 and $6,000 respectively.

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

Funding Requirements and Capital Resources

        We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial. We recently received the Non-refundable Fee in connection with the License Agreement. We are currently evaluating different means to deliver to our shareholders a substantial portion of the Non-refundable Fee, net of taxes and other payment obligations. The amount to be distributed is unknown at this time but we estimate the dividend, distribution, share repurchase or other return of capital will occur during the second quarter of 2017.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  the timing and amount of any planned dividend, distribution, share repurchase or other return of capital to our shareholders of the net proceeds of the Non-refundable Fee (or any portion thereof);

  •
  the time and costs associated with the completion of our remaining research and development efforts and the implementation of our organizational realignment;

  •
  the outcomes of the Interference Proceeding and Opposition Proceeding;

  •
  our efforts to secure and protect our intellectual property with the objective of obtaining and maintaining royalty-bearing patents;

  •
  whether Biogen can and does obtain an exclusive license to the Company's intellectual property in the U.S.;

  •
  the maintenance of our internal organization and structure needed for a public company, including developing appropriate policies and procedures; and

  •
  costs associated with reinitiating clinical development of a DMF Formulation should we so elect in the event that the License Agreement remains co-exclusive in the U.S.

Capital Expenditures

        Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2017.

C.  Research and Development and Patents

        See "Item 4. Information on the Company—B. Business Overview" and "Item 5.A. Operating results."

D.  Trend Information

        See "Item 5.A. Operating results."

E.  Off-balance Sheet Arrangements

        In 2004, Aditech began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to formulations and dosing regimens of DMF, subject to both diligence and minimum annual expenditure (€ 1.0 million per year) obligations on our part. In connection with our execution of the License Agreement, we entered into an addendum to the patent transfer agreement with Aditech pursuant to which Aditech agreed to waive its rights to, among other things, terminate the patent transfer agreement (which rights gave Aditech an option to receive back, for no consideration, all of our DMF-related assets in the event of the Company's liquidation or bankruptcy, material breach by the Company of the patent transfer agreement or the Company's failure to meet its obligations with respect to the development and commercialization of the patent rights as set forth in the patent transfer agreement). In addition, the addendum to the patent transfer agreement clarifies the royalties payable to Aditech in connection with any proceeds received by the Company from Biogen under the License Agreement.

F.  Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2016.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations*	$26,929	—	—	—	$26,929
Operating lease obligations	$30	$8	—	—	$38

Total	$26,959	$8	—	—	$26,967

(*)
Includes $25 million due Aditech in accordance with an addendum, dated January 17, 2017, to the Patent Transfer Agreement. See Note 5.2 to the financial statements.

        Contracts with our venders that allow us to cancel the contract on short notice without financial penalty are excluded from the above table. In addition, the table above does not include amounts that would be payable to Aditech if we collect royalties from Biogen in accordance with the License Agreement. The amount, if any, and timing of potential payments to Aditech cannot be estimated at this time but could be material. See Note 5.2 to the financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

        The following table sets forth information regarding our board of directors and senior management. Unless otherwise stated, the business address for our executive officers and directors is Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark.

Name	Age	Position
Florian Schönharting	48	Chairman
Claus Bo Svendsen	40	Chief Executive Officer
Peder Møller Andersen	65	Chief Operating Officer
Joel Sendek	50	Chief Financial Officer
Rupert Sandbrink	53	Executive Vice President, Multiple Sclerosis/Neurology and Immunology
Andrzej Jan Stano	52	Executive Vice President, Pharmaceutical Development and Production
Thomas Carbone	59	Vice President, Finance and Controller, Forward Pharma USA, LLC
Torsten Goesch	57	Director
Jan G. J. van de Winkel	56	Director
Grant Hellier Lawrence	55	Director
Jakob Mosegaard Larsen	44	Director
Karen Smith	49	Director
Duncan Moore	58	Director

Florian Schönharting, Chairman

        Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 23 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment I K/S (NBFPI) and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc (Econ) from Copenhagen Business School.

Claus Bo Svendsen, Chief Executive Officer

        Dr. Svendsen has served as our Chief Executive Officer since March 1, 2017. Within Forward Pharma, his previous role as Executive Vice President included responsibility for corporate functions, portfolio strategy, regulatory interactions and medical and scientific input across all phases of clinical trials. Prior to joining Forward Pharma in 2015, he held positions of increasing seniority in the Danish pharmaceutical company Novo Nordisk A/S, including roles of Global Medical Director for Victoza® (liraglutide) and for Saxenda® in its regulatory and pre-launch phase for weight management. From 2007 to 2009, he worked as a Medical Analyst in Nordic Biotech Advisors ApS, dealing with due diligence of potential investment opportunities. He received a M.D. from University of Copenhagen in 2003, and additionally completed a PhD in sarcoidosis pathobiology in 2009. He has worked in several countries with a clinical background mainly in internal medicine, and is a recipient of a Young Investigator Award from the Foundation for Sarcoidosis Research in 2009. Dr. Svendsen is an author of 27 publications in international, peer-reviewed journals and over 50 abstracts presented at international congresses on pathobiology of sarcoidosis, methods in molecular biology, and medical treatment of diabetes and obesity.

Peder Møller Andersen, Chief Operating Officer

        Dr. Andersen has served as our Chief Operating Officer since May 2012, and previously served as our Chief Executive Officer from August 4, 2014 through February 28, 2017. He has been in charge of our clinical development program for FP187 since 2009. Dr. Andersen has more than 25 years of experience in the pharmaceutical industry. He also has worked for CROs and small biopharmaceutical companies as an external consultant. Dr. Andersen also has several years of business development experience, generic and proprietary, in Europe with PLIVA, Croatia and AWD, Germany. He also has founded a successful Nordic-based pharmaceutical company. Dr. Andersen has a degree from Copenhagen Medical School and trained in surgery, anesthesiology and internal medicine for six years.

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

Jakob Mosegaard Larsen, Director

        Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is a member of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Tax, Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School.

        From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Korsø Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Korsø Jensen, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

Karen Smith, Director

        Dr. Smith has served on our board of directors since May 2016. Dr. Smith is currently Global Head of Research and Development and Chief Medical Officer at Jazz Pharmaceuticals plc. From January 2011 to March 2015, she was Senior Vice President, Global Medical Affairs and Global Therapeutic Area Head (Dermatology) for Allergan, Inc., a multi-specialty healthcare company. From October 2007 to December 2010, Dr. Smith served initially as Vice President, External Medical Relations, then Vice President, Global Development at AstraZeneca LP, a global innovation-driven biopharmaceutical company. From 2002 to 2007, Dr. Smith held a variety of management and medical roles with Bristol-Myers Squibb Company, a global biopharmaceutical company, in Australia, Canada, and the U.S., most recently as Head of US Clinical Operations. In 2001, Dr. Smith was Chief Executive Officer of Boron Molecular, a specialist chemicals manufacturing company. Dr. Smith holds a B.A.Sc. and a B.Sc. from the Curtin University of Technology, a M.D. from the University of Warwick, a Ph.D. in oncology molecular genetics from the University of Western Australia, a M.B.A. from the University of New England (Australia) and a LL.M. in medical law from the University of Salford.

Duncan Moore, Director

        Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr Moore was a top ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the Bank Invest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has an M.Phil and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical, Oncology Ventures and StepJockey. In addition, he has board positions at Cycle Pharma and Braidlock.

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

        According to the Articles of Association, the board of directors must consist of not less than three and not more than seven members. All members of the board of directors are elected by our shareholders at the general meeting for one year terms. At the end of each term, they are eligible for re-election. The board of directors plans to meet at least four times each year, and meetings can be called when deemed necessary by any of our directors or executive officers or by our auditor.

        Under the shareholders' agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NBFPI will have the right to nominate four directors, Nordic Biotech K/S and NBOF will jointly have the right to nominate one director, and NBFPII shall have the right to nominate one director to the board.

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us because, as of March 31, 2017, we only have 12 employees.

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

Management

        Our executive officers are responsible for our day-to-day business and operations and include Dr. Claus Bo Svendsen, our Chief Executive Officer, Dr. Peder Møller Andersen, our Chief Operating Officer, Joel Sendek, our Chief Financial Officer and Rupert Sandbrink, our Executive Vice President Multiple Sclerosis /Neurology and Immunology.

Board Committees

Audit Committee

        We have an audit committee, which was established on August 8, 2014, under our board of directors consisting of Mr. Grant Hellier Lawrence and Dr. Duncan Moore. Mr. Grant Hellier Lawrence has served on the audit committee since his election to the board of directors in July 2015, and Dr. Duncan Moore has served on the audit committee since his election to the board of directors in May 2016. Since there are no specific requirements under Danish law on the composition of our audit committee, we do not comply with Rule 4350(d) of the NASDAQ Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Mr. Grant Hellier Lawrence and Dr. Duncan Moore each satisfy the director and audit committee "independence" requirements of each of the NASDAQ Marketplace Rules and Section 10A(m)(3)(B)(i) of the Exchange Act.

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

Scientific Advisors

        We have engaged a number of scientific advisors, and we have regularly sought advice and input from these experienced scientific leaders on matters related to our research and development programs. Our scientific advisors are experts across a range of key disciplines relevant to our programs and science. Two of our scientific advisors, Messrs. Reich and Mrowietz described below, own warrants to subscribe for some of our ordinary shares.

        All of our scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to us. Our current advisors are:

	Name	Title
MS advisors	Fred Lublin, MD	Professor of Neurology and the Director of the Corinne
Goldsmith Dickinson Center for MS
Mount Sinai Medical Center
New York, New York
	Giancarlo Comi, MD	Director of the Post-Degree School in Neurophysiopathology
University Vita-Salute San Raffaele
Milan, Italy
	Jerry Wolinsky, MD	Professor Emeritus,
University of Texas Medical School
Houston, Texas
	Per Soelberg Sørensen, MD	Professor of Neurology, Rigshospitalet
University of Copenhagen and Copenhagen University Hospital
Copenhagen, Denmark
Psoriasis advisors	Kristian Reich, MD	Professor of Dermatology, Göttingen University Partner, Dermatologikum Hamburg
Hamburg, Germany
	Ulrich Mrowietz, MD	Head and Founder of the Psoriasis-Center Kiel
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

  •
  As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify holders of our ordinary shares of meetings with at least two weeks' but not more than four weeks' notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us not less than six weeks' advance notice to properly introduce any business at an annual meeting of shareholders.

        Other than as noted above, we are in compliance with other NASDAQ corporate governance standards applicable to U.S. domestic issuers.

B.  Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2016, the aggregate compensation paid to our executive officers and members of our board of directors (including health insurance, contributions to a defined contribution retirement plan and share based compensation) was $8,221,000. Included in the aggregate compensation for the year ended December 31, 2016 were amounts set aside or accrued by us to provide health insurance and contributions to a defined contribution retirement plan for our executive officers of $46,000 and $11,000 respectively. For the year ended December 31, 2016, we also granted share options to an executive officer and members of our board of directors offering the ability to subscribe for in the aggregate 463,549 ordinary shares as detailed below. A description of the warrants, options and deferred share awards granted to our executive officers and members of our board of directors is set forth below under "—Warrant and Other Equity Incentive Program—Director and

Officer Awards Granted under the Share Plan" and "—Director and Officer Awards Granted Outside the Share Plan."

        None of our directors are employees of Forward Pharma A/S or its wholly owned subsidiaries, Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS and accordingly, we do not have any written agreements with them providing for benefits upon termination.

        Mr. Larsen, a member of our board of directors, acts as our Danish legal counsel. See "—Director and Officer Awards Granted Outside the Share Plan" and "Related Party Transactions—Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP."

Service and Employment Agreements

        We have entered into a written service agreement with our Chief Executive Officer Dr. Claus Bo Svendsen, which contains provisions which we believe are standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions.

        We have entered into an amended and restated service agreement with our Chief Operating Officer, Dr. Peder Andersen, which contains provisions which we believe are standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions.

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

        We have entered into a written employment agreement with our Executive Vice President Pharmaceutical Development and Production, Andrzej Jan Stano who commenced working for us on October 19, 2015. Dr. Stano's employment agreement contains, among other things, provisions regarding non-competition, confidentiality of information and assignment of inventions.

        Our Vice President, Finance and Controller, Thomas Carbone, commenced working for Forward Pharma USA, LLC on August 18, 2014. Mr. Carbone's agreement contains, among other things, provisions regarding non-competition, confidentiality of information, and assignment of inventions.

Warrant and Other Equity Incentive Programs

        Our employees, consultants and non-employee directors are eligible to participate in our warrant and other equity incentive programs, including our 2014 Omnibus Equity Incentive Compensation Plan described below. Most of our award agreements have specific provisions intended to protect the participant from any dilution to the financial value of his or her ownership interest that may occur as a result of a distribution or dividend. In some cases, this may cause or require us to pay cash compensation to the holders of such awards. In addition, we may choose to pay cash compensation to holders of other awards that do not include such provisions in connection with a distribution or dividend.

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

        Deferred Shares.    For awards of deferred shares, we agree to deliver, subject to certain conditions, a fixed number of our ordinary shares to the participant or allow the participant to subscribe for such fixed number of our ordinary shares at the end of a specified deferral period or periods. During such period or periods, the participant will have no rights as a shareholder with respect to any such shares. Except as provided in an award agreement, no dividends will be paid with respect to deferred shares during the applicable deferral period, and the participant will have no future right to any dividend paid during such period. However, most of our award agreements have specific provisions requiring the board of directors (or the committee, if applicable) to adjust the number of shares and exercise or grant price relating to those awards in the event of a dividend which are intended to protect the participant from any dilution of the financial value of his or her ownership interest that may occur as a result of a distribution or dividend.

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

        Share Options.    Share options granted under the Share Plan may be either incentive stock options or non-qualified options. The exercise price of an option (whether to subscribe for new shares or purchase existing shares we hold) will be determined by the board of directors (or the committee, as applicable), but, except as provided in an award agreement, must be at least 100% of the fair market value of our ordinary shares on the date of the grant (110% in the case of an incentive stock option granted to a 10% shareholder). Except as provided in an award agreement, no dividends will be paid with respect to share options, and the participant will have no future right to any dividend paid prior to exercise of the share options. However, most of our award agreements have specific provisions requiring the board of directors (or the committee, as applicable) to adjust the number of shares and exercise or grant price relating to those awards in the event of a dividend which are intended to protect the participant from any dilution to the financial value of his or her ownership interest that may occur as a result of a distribution or dividend.

        Effects of a Change in Control.    Upon the occurrence of a change in control, the board of directors (or the committee, as applicable) may, in its discretion: (i) cancel any outstanding options in exchange for a cash payment of an amount (including zero) equal to the difference between the then fair market value of the option less the applicable option price; (ii) after having given the participant a chance to exercise any vested outstanding options, terminate any or all of the participant's unexercised options; (iii) cause the surviving corporation to assume all outstanding options or replace all outstanding options with economically comparable awards; or (iv) take such other action as the board of directors (or the committee, as applicable) determines appropriate; provided that such action substantially preserves the economic value of such options determined as of immediately prior to such change in control. We expect that if Biogen obtains an exclusive license in the U.S., such event will be considered a change in control of the Company.

        Effects of Certain Corporate Transactions.    In the event of a recapitalization, forward or reverse stock split, reorganization, dissolution, division, merger, consolidation, spin-off, combination, share exchange, or other corporate transaction or event that affects our ordinary shares, the board of directors (or the committee, as applicable) will adjust, recapitalize or modify (i) the number and kind of shares, including any ADRs and ADSs in respect of any such shares, which may thereafter be issued in connection with awards, (ii) the number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, issuable in respect of outstanding awards, (iii) the aggregate number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, available under the Share Plan, and (iv) the exercise or grant price relating to any award. Notwithstanding the foregoing, no such adjustment will take place merely as a result of the issuance of awards pursuant to the Share Plan in the normal course (even if, to the extent permitted by the Share Plan, such awards have an exercise price less than fair market value of the underlying shares, or other shares, including, without limitation, any ADRs and ADSs in respect of any such shares, on the grant date). In the event of a change in our capital structure by reason of (i) a capital increase (including, without limitation, the issuance of additional ordinary shares or other shares in us, warrants to subscribe for our shares, or awards under the Share Plan), (ii) a capital decrease (including, without limitation, any repurchase of our shares or the cancellation or termination of warrants to subscribe for our shares or the cancellation or termination of awards under the Share Plan), (iii) our issuance of bonus or compensatory shares, (iv) our issuance of convertible debt instruments or (v) dividends, neither the purchase price or exercise price of awards under the Share Plan nor the number of shares which may be subscribed or purchased pursuant to the Awards under the Share Plan may be adjusted unless otherwise specifically provided for in an Award Agreement, in all cases, even if the transaction giving rise to such change in our capital structure takes place at a price below the fair market value of our shares at time of the transaction. However, most of our award agreements have specific provisions requiring the board of directors (or the committee, if applicable) to adjust the number of shares and exercise or grant price relating to those awards in the event of a dividend or the issuance of bonus shares to all of the Company's shareholders on a pro rata basis which are intended to protect the participant from any dilution of the financial value of his or her ownership interest that may occur as a result of a change in the Company's capital structure.

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

  Warrant Replacement Program

        In order to provide employees, consultants and a board member of the Company with the ability to forgo exercising approximately 1.7 million warrants or share options that expired on or before January 1, 2016, or Expiring Awards, (i) our board of directors, during the period from January 2015 to April 2015, approved the granting of 1,364,870 share options or warrants, or Replacement Awards, to replace 1,404,980 Expiring Awards and (ii) our shareholders, at our ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 333,720 Expiring Awards, or Extended Awards. Further, in order to incentivize holders of Expiring Awards to remain engaged with us, our board of directors, during the period from January 2015 to April 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 361,767 ordinary shares, 22,285 of which are at an exercise price of DKK 160.88, and the balance of which are at an exercise price of $30.54, or Additional Awards. The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration date for 84,670 Replacement Awards was extended to March 2017, the expiration date for 22,285 Replacement Awards was extended to December 2020, and the expiration date for the balance of the Replacement Awards was extended to March 2021. The expiration date for 166,860 of the Extended Awards was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no compensation. Replacement Awards have the same exercise prices as Expiring Awards ranging from $0.67 to $1.43 per share. Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards cannot be exercised prior to March 2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements. We granted 153,140 of the Replacement Awards and Additional Awards under the Share Plan. The remaining Replacement Awards and

Additional Awards, totaling 1.6 million, were granted outside the Share Plan but are governed in all respects as if they were awarded under the Share Plan.

  Director and Officer Awards Granted under the Share Plan

        Andrzej Jan Stano Deferred Share Award.    On October 19, 2015, we granted Andrzej Jan Stano a deferred share award with respect to 5,000 ordinary shares under the Share Plan. The deferred shares became fully exercisable on July 31, 2016.

        Jan G. J. van de Winkel Grant of Warrants.    On August 13, 2014, upon his election as one of our directors, we granted Jan G. J. van de Winkel warrants to subscribe for Class A shares, which converted upon the consummation of our initial public offering into warrants to purchase 89,140 ordinary shares at an exercise price of DKK 64.954 per share. Subject to Dr. van de Winkel's continued service as a director, the warrants will vest and become exercisable in equal monthly installments over a period of four years from the date of issuance of the warrants. Subject to Dr. van de Winkel's continuing service as a director, the warrants will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The warrants will expire on the fifth anniversary of their issuance date.

        Thomas Carbone Share Option Award.    Upon the consummation of our initial public offering, we granted Thomas Carbone a non-qualified option under the Share Plan to subscribe for 80,230 ordinary shares at an exercise price per share of $21.00. The share option became exercisable with respect to 25% of the shares on each of August 18, 2015 and 2016, and, subject to Mr. Carbone's continuing employment by Forward Pharma USA, LLC, will vest and become exercisable with respect to an additional 25% of the underlying ordinary shares on each of August 18, 2017 and 2018. Subject to Mr. Carbone's continuing employment, the share option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The share option will expire on the tenth anniversary of the share option grant date.

        Joel Sendek Deferred Share Award.    On August 12, 2014, we granted Joel Sendek a deferred share award with respect to 31,895 deferred Class A shares under the Share Plan, which converted into a deferred share award allowing for the subscription of 568,610 ordinary shares immediately after our initial public offering. On April 13, 2015 and on July 29, 2016, 25% of the deferred shares vested and, accordingly, we issued 142,150 and 142,155 ordinary shares, respectively, to Mr. Sendek on those dates and, subject to Mr. Sendek's continuing employment by us, 25% of the deferred shares will vest and be issued to Mr. Sendek on each of July 29, 2017 and 2018. In addition, subject to Mr. Sendek's continuing employment by us, 100% of the unvested deferred shares will vest and be issued to Mr. Sendek immediately prior to a change in control. Notwithstanding the foregoing, if Mr. Sendek experiences an involuntary termination of employment within six months prior to a change in control of the Company, 100% of the unvested deferred shares will vest and be issued to Mr. Sendek immediately prior to the change in control. Pursuant to the terms of his employment agreement, Mr. Sendek will also be entitled to dividend equivalent payments on the deferred shares prior to vesting and issuance to Mr. Sendek with respect to aggregate distributions by us on ordinary shares, which dividend equivalent payments will be paid to Mr. Sendek on the earliest to occur of (i) July 29, 2018; (ii) the date of Mr. Sendek's termination of employment; and (iii) the date of a change in control of the Company.

        Joel Sendek Share Option Award.    Upon the consummation of our initial public offering, we granted Mr. Sendek a non-qualified option under the Share Plan to subscribe for 379,450 ordinary shares at an exercise price per share of $21.00. The share option became exercisable with respect to 25% of the shares on April 13, 2015, an additional 25% of the shares on July 29, 2016, and, subject to Mr. Sendek's continuing employment by us, will become exercisable with respect to an additional 25% of the underlying ordinary shares on each of July 29, 2017 and 2018. Subject to Mr. Sendek's continuing employment by us, the share option will vest and become exercisable with respect to 100%

of the underlying ordinary shares immediately prior to the change in control of the Company. Notwithstanding the foregoing, if Mr. Sendek experiences an involuntary termination of employment within six months prior to a change in control, the share option will become exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Pursuant to the terms of his Employment Agreement, Mr. Sendek will also be entitled to dividend equivalent payments on the underlying shares prior to his exercising the share option with respect to aggregate distributions by us on the ordinary shares in excess of $500,000,000, which dividend equivalent payments will be paid to Mr. Sendek on the earliest to occur of (i) July 29, 2018; (ii) the date of Mr. Sendek's termination of employment; and (iii) the date of a change in control of the Company. The share option will expire on the tenth anniversary of the share option grant date.

  Director and Officer Awards Granted Outside the Share Plan

        Claus Bo Svendsen Grant of Options.    Upon commencement of his employment with us in June 2015, we granted Dr. Svendsen an option to purchase 120,000 ordinary shares at an exercise price of $32.03 per share. Further, upon Dr. Svendsen's promotion to Executive Vice President in December 2016, we granted Dr. Svendsen an option to purchase 200,000 ordinary shares at an exercise price of $21.95 per share and upon Dr. Svendsen's promotion to CEO in March 2017, we granted Dr. Svendsen an option to purchase 60,000 ordinary shares at an exercise price of $27.49 per share. Subject to Dr. Svendsen's continuing employment, the options will vest with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the respective grant dates. Subject to Dr. Svendsen's continuing service as an employee, the options granted in June 2015 and December 2016 will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company, provided however that if such change in control occurs on or prior to May 31, 2017, only 50% of the shares underlying the warrants granted in December 2016 will become vested and exercisable. Notwithstanding the vesting provisions, the share options may only be exercised during the periods of June 1, 2019 to May 31, 2021, November 30, 2020 to November 29, 2022, and March 1, 2021 to February 28, 2023, respectively (in respect of the options granted in June 2015 and December 2016, absent a change in control of the Company). The share options will expire on the sixth anniversary of the grant date. The options granted to Dr. Svendsen were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan.

        Jakob M. Larsen and Grant H. Lawrence Grant of Options.    In connection with their election as our directors, we granted each of Mr. Larsen and Mr. Lawrence an option to purchase 89,140 ordinary shares at an exercise price of $36.85 per share. Subject to their continuing service as a director, the options will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date of July 1, 2015. Subject to each of Mr. Larsen's and Mr. Lawrence's continuing service as a director, the options will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of July 1, 2018 to June 30, 2021 (absent a change in control of the Company). The share options will expire on the sixth anniversary of the grant date. The options granted to Mr. Larsen and Mr. Lawrence were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan.

        Rupert Sandbrink Grant of Options.    Upon commencement of his employment with us, we granted Dr. Sandbrink an option to purchase 285,269 ordinary shares at an exercise price of $12.75 per share. Subject to Dr. Sandbrink's continuing employment, the options will vest with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the grant date including March 2016. Notwithstanding the vesting provisions, the share option may only be exercised during the period of March 1, 2020 to February 28, 2022 or in connection with the termination of Dr. Sandbrink's employment with the Company. The share option will expire on the sixth anniversary of the grant date. The options granted to Dr. Sandbrink were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan.

        Andrzej Jan Stano Grant of Options.    Upon commencement of employment with us, we granted Dr. Stano an option to purchase 140,000 ordinary shares at an exercise price of $25.52 per share. Subject to Dr. Stano's continuing employment, the options will vest with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the grant date including October 2015. Notwithstanding the vesting provisions, the share option may only be exercised during the period of October 18, 2019 to October 19, 2021 or in connection with the termination of Dr. Stano's employment with the Company. The share option will expire on the sixth anniversary of the grant date. The options granted to Dr. Stano were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan.

        Peder Møller Andersen Grant of Replacement Options and Additional Options.    On April 1, 2015, we granted Peder Møller Andersen, our Chief Operating Officer, a non-qualified option to subscribe for (i) 89,140 ordinary shares at an exercise price of DKK 5.609 per share, (ii) 333,710 ordinary shares at an exercise price of DKK 8.414 per share, and (iii) 105,713 ordinary shares at an exercise price of $30.54 per share. We granted Dr. Andersen's option as part of the warrant replacement program described above, with options to purchase an aggregate of 422,850 shares granted as a replacement for previously granted warrants that were set to expire in the near term and options to purchase 105,713 granted as additional options. As a result, the share option will immediately expire if any of the warrants we previously issued to Dr. Andersen are exercised. The portions of the share option that allow for subscription of (i) 89,140 ordinary shares at an exercise price of DKK 5.609 per share and (ii) 333,710 ordinary shares at an exercise price of DKK 8.414 per share were fully vested on the date of grant. The remaining options to purchase 105,713 ordinary shares will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, subject to Dr. Andersen's continued employment by us. Notwithstanding the vesting provisions, the share option may only be exercised during the period of April 1, 2018 to March 31, 2021 or in connection with the termination of Dr. Andersen's employment with the Company. The share option will expire on the sixth anniversary of the grant date. The options granted to Dr. Andersen were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan.

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

Insurance and Indemnification

        We have entered into indemnification agreements with our executive officers, certain other employees and members of our board of directors, undertaking to indemnify them, including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. In addition, we have entered into insurance policies that insure our directors, executive officers and certain other employees for certain actions taken in their professional capacity and a separate insurance policy insuring our directors and officers against liabilities resulting from our initial public offering, subject to specified exceptions.

C.  Board Practices

        See "Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors" and "—B. Compensation."

D.  Employees

        As of December 31, 2016, we had 12 employees of which 9 are in Europe and three are in the U.S. Six employees hold either an M.D., D.V.M. or Ph.D. degree. None of our employees are subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.  Share ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2017.

Directors and Executive Officers	# of Shares	% of issued Shares(1)
Florian Schönharting(2)	25,823,950	54.73%
Torsten Goesch(3)	8,788,200	18,63%
Jan van de Winkel(4)	63,141	*
Jakob M. Larsen(5)	0	*
Grant H. Lawrence(5)	0	*
Duncan Moore(6)	0	*
Karen Smith(7)	0	*
Claus Bo Svendsen(8)	0	*
Peder Møller Andersen(9)	0	*
Joel Sendek(10)	267,909	*
Rupert Sandbrink(11)	0	*

*
Represents less than 1%.

(1)
Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2017 (i.e., May 31, 2017) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2017, we had 47,183,999 ordinary shares outstanding.

(2)
Consists of ordinary shares held by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Through his ownership of Tech Growth Invest ApS, Mr. Schönharting controls 45% of the ownership interests in Nordic Biotech General Partner ApS (which is the general partner of both Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S). In addition, he is the sole member of the Investment Committee of NB FP Investment K/S and NB FP Investment II K/S), and therefore Mr. Schönharting may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)
Consists of ordinary shares held by Rosetta Capital I, LP. Mr. Goesch has full investment and voting power over all of the shares held by Rosetta Capital I, LP (an affiliate of BioScience Managers Limited), and so may be deemed to share beneficial ownership of the securities owned by the fund. The address for Rosetta Capital I, LP is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, U.S. Mr. Goesch disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)
Includes warrants to purchase 63,141 shares at an exercise price of DKK 64.954 per share that are currently exercisable or will be exercisable on or before May 31, 2017. These warrants expire on July 31, 2019. Excludes warrants to purchase 25,999 shares at an exercise price of DKK 64.954 per share that are not exercisable before May 31, 2017. These warrants expire on July 31, 2019.

(5)
Excludes options to purchase up to 89,140 shares at an exercise price of $36.85 per share that, if they become exercisable by continued service, may be exercised only during the period from July 1, 2018 to June 30, 2021 (absent a change in control of the Company or discontinuation of service). These options expire on June 30, 2021.

(6)
Excludes options to purchase up to 89,140 shares at an exercise price of $17.99 per share that, if they become exercisable by continued service, may be exercised only during the period from May 1, 2019 to April 30, 2022 (absent a change in control of the Company or discontinuation of service). These options expire on April 30, 2022. Also excludes 12,500 deferred shares that will not become exercisable before May 31, 2017 (absent a change in control of the Company).

(7)
Excludes options to purchase up to 89,140 shares at an exercise price of $17.99 per share that, if they become exercisable by continued service, may be exercised only during the period from May 1, 2019 to April 30, 2022 (absent a change in control of the Company or discontinuation of service). These options expire on April 30, 2022. Also excludes 25,000 deferred shares that will not become exercisable before May 31, 2017 (absent a change in control of the Company).

(8)
Excludes options to purchase 120,000 shares at an exercise price of $32.03 per share that may be exercised only during the period June 1, 2019 to May 31, 2021 (absent a change in control of the Company or discontinuation of service). Further excludes options to purchase 200,000 shares at an exercise price of $21.95 per share that, if they become exercisable by continued service, may be exercised only during the period from November 30, 2020 to November 29, 2022 (absent a change in control of the Company or discontinuation of service) and options to purchase 60,000 shares at an exercise price of $27.49 per share that, if they become exercisable by continued service, may be exercised only during the period from March 1, 2021 to February 28, 2023 (absent discontinuation of service).

(9)
Excludes options to purchase 333,710 shares at an exercise price of DKK 8.414 per share and 89,140 shares at an exercise price of DKK 5.609 that may be exercised only during the period April 1, 2018 to March 31, 2021 (or in connection with the termination of the employment). Further excludes options to purchase 105,713 shares at an exercise price of $30.54 per share that, if they become exercisable by continued service, may be exercised only during the period from April 1, 2018 to March 31, 2021 (or in connection with the termination of the employment). These options expire on March 31, 2021.

(10)
Includes 78,184 ADSs and options to purchase 189,725 shares at an exercise price of $21.00 per share that are currently exercisable or will be exercisable on or before May 31, 2017. These options expire on July 28, 2024. Excludes options to purchase 189,725 shares at an exercise price of $21.00 per share that are not exercisable before May 31, 2017 (absent a change in control of the Company). These options expire on July 28, 2024. Also excludes 284,305 deferred shares that will not vest before May 31, 2017 (absent a change in control of the Company).

(11)
Excludes options to purchase up to 285,269 shares at an exercise price of $12.75 per share that, if they become exercisable by continued service, may be exercised only during the period from

  March 1, 2020 to February 28, 2022 (or in connection with the termination of the employment). These options expire on February 28, 2022.

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of March 1, 2017, March 1, 2016 and March 1, 2015, each being the most recent practicable date before reporting for the last three fiscal years.

	2015		2016		2017
Name	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	12,125,340	26.07%	12,125,340	25.87%	12,125,340	25.70%
Nordic Biotech Opportunity Fund K/S(1)	10,588,990	22.77%	10,588,990	22.59%	10,588,990	22.44%
NB FP Investment K/S(2)	2,507,360	5.39%	2,507,360	5.35%	2,507,360	5.31%
Rosetta Capital I, LP	8,788,200	18.89%	8,788,200	18.75%	8,788,200	18.63%
The Bank of New York Mellon(3)	11,199,980	24.08%	11,342,130	24.2%	11,484,285	24.34%
The Baupost Group, L.L.C.(4)	5,367,300	11.54%	5,367,300	11.45%	5,367,300	11.38%

*
Based on 47,183,999 ordinary shares outstanding as of April 1, 2017.

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

(4)
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

        As of April 3, 2017, there were a total of 11 holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. 3 holders of record of our ordinary shares had addresses in the U.S., representing 44.16% of our ordinary shares. As of April 3, 2017, there were a total of three holders of record of our ADS, all of which had addresses in the U.S.

B.  Related Party Transactions

        The following is a description of the related party transactions that we have entered into since January 1, 2016 with any of the members of our board of directors, our executive officers or our major shareholders.

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2015 and 2016, we paid DKK 558,000 (approximately $83,000) and DKK 574,000 (approximately $85,000), including VAT, respectively, for such premises.

Employment Agreements and Equity Grants

        We have entered into employment agreements with our executive officers, and issued warrants, deferred shares and share options to our executive officers and members of our board of directors. See "Item 6. Directors, Senior Management and Employees" for more information.

Indemnification Agreements

        We have entered into indemnification agreements with members of our board of directors and certain officers.

Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP

        Mazanti-Andersen Korsø Jensen Law Firm LLP acts as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, is a partner at Mazanti-Andersen Korsø Jensen Law Firm LLP. Mazanti-Andersen Korsø Jensen Law Firm LLP charged us for services it rendered on an hourly basis and expenses incurred. For the year ended December 31, 2016, we incurred legal expenses for services rendered by Mazanti-Andersen Korsø Jensen Law Firm LLP of DKK 9,301,000 (approximately $1,377,000). Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders.

Consulting Agreements with Certain Directors

        We have entered into consulting agreements with Duncan Moore and Karen Smith, who are members of our board of directors. Pursuant to the consulting agreement with Dr. Moore, Dr. Moore will act as an advisor for the chairman of the board of directors and will perform consulting services as requested by the Company from time to time. The consulting agreement with Dr. Moore expires on October 10, 2020. As compensation for the consulting services, the Company granted Dr. Moore a deferred share award with respect to 12,500 shares. The deferred shares vest over a period of four years, with 25% of the shares vesting on the first four anniversaries of October 10, 2016. In addition, subject to Dr. Moore's continuing service to the Company as a consultant, 100% of the unvested deferred shares will vest and be issued to Dr. Moore immediately prior to a change in control.

        Pursuant to the consulting agreement with Dr. Smith, Dr. Smith will act as an advisor for the chairman of the board of directors and will perform consulting services as requested by the Company from time to time. The consulting agreement with Dr. Smith expires on September 14, 2019. As compensation for the consulting services, the Company granted Dr. Smith a deferred share award with respect to 25,000 shares. The deferred shares vest over a period of four years, with 25% of the shares vesting on the first four anniversaries of September 14, 2015. In addition, subject to Dr. Smith's continuing service to the Company as a consultant, 100% of the unvested deferred shares will vest and be issued to Dr. Smith immediately prior to a change in control. Neither of Drs. Moore or Smith are entitled to any compensation under their consulting agreements other than the deferred share awards discussed above.

Additech Agreements

        In 2010, we entered into a patent transfer agreement with Aditech, and in January 2017, we entered into an addendum to this agreement. See "Item 4. Information on the Company—Business Overview—Material Agreements" for more information.

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

B.  Plan of Distribution

        Not applicable.

C.  Markets

        ADSs representing our ordinary shares began trading on the Nasdaq Global Select Exchange on October 15, 2014 under the symbol FWP.

        The following table sets forth the high and low sales prices of our ADSs as reported by NASDAQ for the periods indicated:

	High	Low
Quarter ended March 31, 2015	$29.87	$20.60
Quarter ended June 30, 2015	$43.34	$27.37
Quarter ended September 30, 2015	$40.12	$21.06
Quarter ended December 31, 2015	$29.41	$17.52
Year ended December 31, 2015	$43.34	$15.75
Quarter ended March 31, 2016	$19.69	$11.22
Quarter ended June 30, 2016	$22.86	$15.63
Quarter ended September 30, 2016	$23.63	$17.53
Quarter ended December 31, 2016	$25.74	$14.89
Year ended December 31, 2016	$25.74	$11.22
Quarter ended March 31, 2016	$33.00	$15.03
October 2016	$22.39	$19.05
November 2016	$25.74	$17.85
December 2016	$21.47	$14.89
January 2017	$32.26	$15.03
February 2017	$33.00	$27.12
March 2017	$30.44	$17.00

D.  Selling Shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.  Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

        Since October 14, 2014, our Articles of Association were amended as follows:

  •
  on November 14, 2014, the Company's nominal share capital was increased from DKK 4,581,376 to DKK 4,651,374;

  •
  on March 24, 2015, to add the terms applicable to warrants previously granted to certain of our directors and employees;

  •
  on April 13, 2015, to increase the share capital in connection with the issuance of 142,150 shares to Joel Sendek;

  •
  on April 20, 2015, to extend the exercise period for warrants that allow for the subscription of 333,720 shares and to increase the board of directors' authorization to issue warrants to employees and consultants by 1.7 million warrants and underlying shares;

  •
  on June 23, 2015, to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company, issue of shares to two warrant holders that had exercised their warrants and amendments due to lapse of certain warrants;

  •
  on November 24, 2015, to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company;

  •
  on May 6, 2016, to increase the allowable maximum number of board members, to increase and amend the board of directors' authorization to issue warrants and to reduce the board of directors' authorization to increase the company's share capital;

  •
  on June 1, 2016, to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company, to issue shares to a warrant holder that had exercised its warrants and amendments due to lapse of certain warrants;

  •
  on July 29, 2016, to increase the share capital in connection with the issuance of 142,155 shares to Joel Sendek; and

  •
  on August 30, 2016, to implement the terms applicable to warrants granted to a person employed with the Company; and

  •
  on March 29, 2017, to implement the terms applicable to warrants granted to Claus Bo Svendsen and to issue shares to a warrant holder that had exercised its warrants.

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

Shareholder Lock-Up Agreement

        In connection with our initial public offering, we entered into lock-up agreements with certain of our existing shareholders, pursuant to which they agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of our IPO, subject to certain exceptions, without the prior written consent of the underwriters in our IPO. On April 9, 2015, the holders of our ordinary shares (except for those underlying ADSs held by our depositary) entered into a separate Shareholders' Agreement pursuant to which they agreed to voluntarily lock-up their shares for an additional 365 days beyond the expiration of the original lock-up. The lock-up agreement expired on April 12, 2016.

D.  Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation in the Kingdom of Denmark that affect or restrict the import or export of capital (including foreign exchange control), the remittance of dividends, interest or other payments to non-resident holders of the shares or the American depositary shares.

E.  Taxation

        The following summary contains a general description of certain Danish and U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire or dispose of ADSs. The summary is based upon the tax laws of Denmark and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as of the date hereof, which are subject to change.

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

Taxation of Shareholders Resident in Denmark

        When considering the taxation of Danish tax resident holders of the ADSs (companies and individuals), it is assumed that for tax purposes Danish resident holders of the ADSs should be treated as holders of unlisted shares in Forward Pharma A/S. It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes. For the purpose of the below comments, it is assumed that the ADSs listed in the U.S. should be treated as non-listed shares as Forward Pharma A/S is an unlisted company.

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

        Gains on the sale of shares are taxed at a rate of 27% on the first DKK 50,600 in 2016 (for cohabiting spouses a total of DKK 101,200), and at a rate of 42% on share income over DKK 50,600 (for cohabiting spouses a total of DKK 101,200). All amounts are subject to annual adjustments, and include all share income derived by the individual or cohabiting spouses, respectively. In 2017, the sale of shares will be taxed as share income at a rate of 27% on the first DKK 51,700 (for cohabiting spouses a total of DKK 103,400, and at a rate of 42% on share income over DKK 51,700 (for cohabiting spouses a total of DKK 103,400).

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

Sale of ADSs—Companies

        A distinction is made between "Subsidiary Shares," "Group Shares," "Tax-exempt Portfolio Shares" and "Taxable Portfolio Shares" with respect to taxation of capital gains derived from the sale of the ADSs.

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

  •
  "Taxable Portfolio Shares" are shares that do not qualify as Subsidiary Shares, Group Shares or Tax-exempt Portfolio Shares.

        It is noted that the above ownership thresholds are applied on the basis of the nominal value of all shares issued by Forward Pharma A/S, and not on the basis of the nominal value of ADSs issued.

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

        Capital gains from the sale of Taxable Portfolio Shares are taxable at the corporate income tax rate of 22% irrespective of ownership periods in 2016 and 2017. Losses on such shares are deductible only against gains on taxable Portfolio Shares unless the mark-to-market principle is applied.

Dividends—Individuals

        Dividends paid to private individuals who are tax residents of Denmark are taxed as share income at the applicable rates. It must be noted that all share income must be included when calculating whether the amounts mentioned above in "Sale of ADSs—Individuals" are exceeded.

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

        Dividends paid to companies are generally subject to corporate tax at a current rate of 22%. However, no corporate tax is levied on dividends derived from Subsidiary Shares and Group Shares. The 22% rate applies to dividends derived from Taxable Portfolio Shares and Tax-exempt Portfolio Shares. However, only 70% of dividends from Tax-exempt Portfolio Shares are taxable whereby the effective tax rate is 15.4%.

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

        With respect to dividends distributed to a foreign company as the beneficial owner, no tax is withheld on dividends derived from Subsidiary Shares or Group Shares as defined in "Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies" above. In respect of subsidiary shares, the 0% withholding tax rate on dividends is conditional upon that tax must be eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is tax resident. With respect to Group Shares, it is a requirement that the company receiving the dividends is a resident of an EU or EEA country and that withholding taxes on dividends would have been eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident, if the Group Shares had been Subsidiary Shares.

        Corporate shareholders of Taxable or Tax-exempt Portfolio Shares and individuals who receive dividends are subject to Danish tax on such dividends at a rate of 27%. In respect of companies the effective tax rate is 22%, i.e. 5% can be reclaimed. If the shareholder (corporate or individual) holds less than 10% of the nominal share capital in the company and the shareholder is resident in a jurisdiction that has a double taxation treaty convention or other agreement on exchange of information in tax cases, dividends are generally subject to a tax rate of 15% (a lower rate may be applicable under the double taxation treaty in question). If the shareholder is tax resident outside the

EU, it is an additional requirement for eligibility for the 15% tax rate that the shareholder (together with affiliates shareholders) holds less than 10% of the nominal share capital of the company. As a result of the 27% withholding, shareholders eligible for the 15% tax rate would need to claim a refund on the excess amount withheld.

        If a foreign shareholder is a tax resident within the EU/EEA or in a country that has a double tax treaty with Denmark, and the shares held by the company are allocated to a Danish permanent establishment, then the dividends should be tax-exempt if the shares held fall within the definition of Group Shares and Subsidiary Shares as defined in "Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies" above. If a foreign shareholder is not a tax resident within the EU/EEA or in a country that has a double tax treaty with Denmark, or if the dividends are derived from Taxable Portfolio Shares and Tax-exempt Portfolio Shares, the 22% rate applies. However, only 70% of any dividends from Tax-exempt Portfolio Shares are taxable, resulting in an effective tax rate of 15.4%.

        Denmark has executed double tax treaties with approximately 80 countries, including the U.S. and almost all members of the EU (excluding France and Spain). If Denmark has entered into a double tax treaty with the country in which the shareholder is resident, the shareholder may, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the tax (typically 15%) to which Denmark is entitled under the relevant tax treaty, by completing the relevant online request to the Danish tax authorities. The treaty between Denmark and the U.S. generally provides for a 15% rate.

Share Transfer Tax

        No Danish share transfer tax is payable.

U.S. Federal Income Tax Considerations for U.S. Holders

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire or dispose of securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  insurance companies;

  •
  banks or certain financial institutions;

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

  •
  tax-exempt entities, including "individual retirement accounts" and "Roth IRAs" and other tax-deferred accounts;

  •
  partnerships, S corporations or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;

  •
  persons liable for alternative minimum tax;

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

        The discussion is based on the Code, its legislative history, administrative pronouncements and published rulings, judicial decisions, final, temporary and proposed U.S. Treasury Regulations, and the income tax treaty between Denmark and the U.S., or the "Treaty," all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

        A "U.S. Holder," for purposes of the U.S. federal income tax discussion below, is a beneficial owner of the ADSs as capital assets within the meaning of Section 1221 of the Code, who is eligible for the benefits of the Treaty and is:

          (1)   an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

          (2)   a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state therein or the District of Columbia;

          (3)   an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

          (4)   a trust, if (A) a U.S. court is able to exercise its primary supervision over the trust's administration and one or more U.S. persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under all applicable U.S. Treasury Regulations to treat the trust as a U.S. person (as such term is defined under the Code).

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

        Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. U.S. Holders should consult their own tax advisors as to their ability, and the various limitations on their ability, to claim foreign tax credits in connection with the receipt of dividends.

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

Passive Foreign Investment Company Rules

        Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we were a PFIC for each of the years ended December 31, 2016, 2015 and 2014, and may be classified as a PFIC in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we ceased to meet the threshold requirements for PFIC status and that U.S. Holder made a qualifying "deemed sale" election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

        Alternatively, if we are a PFIC and if our ADSs are "regularly traded" on a "qualified exchange," a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our ADSs would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

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

        Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. U.S. Holders should be aware, however, that we are not required to satisfy the record- keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections.

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

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds received on the sale of other distributions of ADSs that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, and otherwise complies with the applicable backup withholding rules.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A CURRENT OR PROSPECTIVE INVESTOR. EACH CURRENT OR PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

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

        As of December 31, 2016, we had $80.8 million that was invested in interest bearing instruments in USD, GBP or Euro denominations with maturities not exceeding two years. While we intended to structure the currencies and maturities of our investments to be consistent with our projected cash requirements, the strengthening or weakening of the USD, DKK, GBP or the Euro could have a material impact, which could be negative, on our financial position and results of operations.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures. During the year ended December 31, 2016, we experienced a gain of approximately $598,000 resulting primarily from the strengthening of the USD compared to the DKK as Forward Pharma A/S holds investments denominated in USD and uses the DKK as its functional currency. Future changes in foreign exchange rates could impact our reported operating results and the impact could be material.

        We estimate a 10% increase in the value of the U.S. Dollar relative to the Euro and the DKK would have decreased our net loss for the year ended December 31, 2016 by approximately $2.9 million. A 10% decrease in the value of the U.S. Dollar relative to the Euro and the DKK would have increased our net loss for the year ended December 31, 2016 by a corresponding amount.

        On February 9, 2017 we received the Non-refundable Fee that, at the time, increased our USD cash position to over $1.25 billion while having material obligations payable in DKK and Euros (including income tax liabilities in Denmark and Germany.) We also plan to make a dividend, distribution, share repurchase or other return of capital to our shareholders that will be payable in Euros. Our increased cash reserves combined with material obligations payable in different currencies expose the Company to even greater risk of loss in the future caused by movements in foreign exchange rates. During February and March of 2017, to reduce our exposure to changes in foreign exchange rates, we converted $1.25 billion into 1.17 billion Euros.

Interest rate risk

        Our investment strategy is to protect principal and accordingly we invest in only highly rated financial instruments with maturities not exceeding two years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. As of December 31, 2016, the Company has invested approximately $80.8 million in debt instruments issued by the governments of Germany (denominated in Euros), Great Britain (denominated in GBP) and the U.S. (denominated in USD) (collectively "Bonds") that pay interest at fixed rates. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2016, the impact on the fair value of the Bonds of a possible increase or decrease in the interest rates would be as follows:

Denomination Currency	Possible change	As of December 31, 2016
		USD '000
EUR	+/–1%-point	413
GBP	+/–1%-point	17
USD	+/–1%-point	359

Credit Risk

        Our liquid assets are invested in government issued debt instruments of Germany, Great Britain or the U.S. with maturities of two years or less. The Company's cash and cash equivalents are held primarily at three banks in Denmark with Moody's long-term credit ratings of Aa3, Aa3 and A1, respectively. The Moody's credit rating of each of the individual governments is Aa1 or better. We do not invest in equity instruments or derivatives. We intend to hold our available-for-sale financial assets until maturity; however, it is possible that we may need to dispose of an investment before maturity that could result in material losses. Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments.

Liquidity Risk

        We believe that our cash, cash equivalents and available for sale financial assets held at December 31, 2016, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        No matters to report.

ITEM 15.    CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2016, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level in timely alerting them to material information required to be included in our periodic SEC reports.

B.  Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

C.  Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm due to the exemption from this requirement for emerging growth companies established by the JOBS Act.

D.  Changes in Internal Control Over Financial Reporting

        There were no changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of Directors has determined that Grant Hellier Lawrence is an audit committee financial expert, as that term is defined by the SEC, and is independent in accordance with NASDAQ rules.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our auditors, Ernst & Young P/S, have performed the following services for the Company during the past two years:

	2016	2015
	(in thousands of USD)
Audit	$297	$348
Audit related	—	—

Total	$297	$348

        All services provided to the Company by Ernst & Young P/S are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In 2016, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

ITEM 18.    FINANCIAL STATEMENTS

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    EXHIBITS

Exhibit Index

Exhibit Number		Description
1.1		English translation of Articles of Association of Forward Pharma A/S dated March 29, 2017.

2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.

2.2	(4)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.

2.3	(4)	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	(2)	Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.

2.5	(1)	Convertible Loan Agreement, dated May 30, 2014, between Forward Pharma A/S and NB FP Investment II K/S.

2.6	(1)	Convertible Loan Agreement, dated August 6, 2014, between Forward Pharma A/S and BVF Forward Pharma L.P.

2.7	(3)	Stock Lending Agreement among Nordic Biotech Opportunity Fund K/S, Leerink Partners and Forward Pharma A/S, dated October 16, 2014.

4.1	(1)	Patent Transfer Agreement, dated May 4, 2010, between Forward Pharma A/S and Aditech Pharma AG.

4.2	(6)	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.

4.3	(1)	Form of Director and Officer Indemnification Agreement.

4.4	(1)	Indemnification Agreement with Joel Sendek.

4.5	(5)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan.

4.6		Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.

4.7	(6)	Letter Agreement regarding the Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.

4.8	(6)	Letter Agreement regarding the Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.

Exhibit Number		Description
4.9	(6)	Form of Shareholders Commitment Agreement.

8.1	(1)	List of Subsidiaries

12.1		Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2		Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1		Consent of Ernst & Young P/S, Independent Registered Public Accounting Firm

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

(4)
Incorporated by reference from the Registrant's Annual Report on Form 20-F filed with the SEC on March 25, 2015.

(5)
Incorporated by reference from the Registrant's Registration Statement on Form S-8 (Registration No. 333-203312) filed with the SEC on April 9, 2015.

(6)
Incorporated by reference from the Registrant's Current Report on Form 60K filed with the SEC on January 17, 2017.

SIGNATURE

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S
By:	/s/ CLAUS BO SVENDSEN
	Name:	Claus Bo Svendsen
	Title:	Chief Executive Officer

Date: April 18, 2017

Forward Pharma A/S

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Forward Pharma A/S

        We have audited the accompanying consolidated statements of financial position of Forward Pharma A/S as of December 31, 2016 and 2015 and the related consolidated statements of profit or loss, other comprehensive loss, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forward Pharma A/S at December 31, 2016 and 2015 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young P/S
Copenhagen, Denmark
April 18, 2017

Consolidated Statement of Financial Position

as of December 31, 2016 and 2015

		December 31,
	Notes	2016	2015
		USD '000	USD '000
Assets
Equipment	3.1	268	352
Available-for-sale financial assets	4.4	—	82,746
Deferred tax, net	2.5	23,064	—
Other non-current assets	5.2	5	5

Total non-current assets		23,337	83,103

Prepayments	3.2	656	5,048
Income tax receivable	2.5	—	158
Other receivables	3.3	427	689
Available-for-sale financial assets	4.4	80,825	41,637
Cash and cash equivalents		57,898	52,269

Total current assets		139,806	99,801

Total assets		163,143	182,904

		December 31,
	Notes	2016	2015
		USD '000	USD '000
Equity and Liabilities
Share capital	4.1	800	796
Share premium		339,955	339,845
Other components of equity:
Foreign currency translation reserve		(37,771)	(32,875)
Fair value adjustment available-for-sale financial assets		218	102
Accumulated deficit		(147,400)	(131,175)

Equity attributable to shareholders of the parent		155,802	176,693

Total equity		155,802	176,693

Trade payables	4.4	2,073	3,986
Income tax payable		201	—
Accrued liabilities		5,067	2,225

Total current liabilities		7,341	6,211

Total equity and liabilities		163,143	182,904

See accompanying notes to these consolidated financial statements

Consolidated Statement of Profit or Loss

for the years ended December 31, 2016, 2015 and 2014

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2016	2015	2014
		USD	USD	USD
Research and development costs	2.3, 2.4, 3.1	(41,052)	(33,727)	(10,547)
General and administrative costs	2.3, 2.4, 2.7, 3.1, 5.1	(14,382)	(15,852)	(9,154)

Operating loss		(55,434)	(49,579)	(19,701)
Fair value adjustment to net settlement obligation to shareholder warrants	4.4	—	—	(968)
Fair value adjustment to convertible loans	3.4	—	—	(3,823)
Exchange rate gain, net		598	11,933	5,589
Interest income		389	438	63
Interest expense	3.4, 4.4	—	—	(416)
Other finance costs		(92)	(132)	(10)

Net loss before tax		(54,539)	(37,340)	(19,266)
Income tax benefit	2.5	21,203	336	250

Net loss for the year		(33,336)	(37,004)	(19,016)

Net loss for the year attributable to:
Equity holders of the Parent		(33,336)	(37,004)	(19,016)

Net loss per share basic and diluted	2.6	(0.71)	(0.79)	(1.79)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Other Comprehensive Loss

for the years ended December 31, 2016, 2015 and 2014

		Year ended December 31,
	Notes	2016	2015	2014
		USD '000	USD '000	USD '000
Net loss for the year		(33,336)	(37,004)	(19,016)

Other comprehensive loss
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	4.4	116	340	(238)
Exchange differences on translation of foreign operations		(4,896)	(22,733)	(8,656)

Net other comprehensive loss to be reclassified to profit or loss in subsequent periods		(4,780)	(22,393)	(8,894)

Other comprehensive loss		(4,780)	(22,393)	(8,894)

Total comprehensive loss		(38,116)	(59,397)	(27,910)

Attributable to:
Equity holders of the parent		(38,116)	(59,397)	(27,910)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

for the years ended December 31, 2016, 2015 and 2014

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
At January 1, 2014		287	26,697	(1,486)	—	(51,913)	(26,415)

Net loss for the year		—	—	—	—	(19,016)	(19,016)
Other comprehensive loss		—	—	(8,656)	(238)	—	(8,894)

Total comprehensive loss		—	—	(8,656)	(238)	(19,016)	(27,910)

Issue of share capital for cash	4.1	3	2,005	—	—	—	2,008
Cost related to capital increase		—	(8)	—	—	—	(8)
Exercise of warrants	4.4	25	29,483	—	—	—	29,508
Class B Award	2.6	3	42,731	—	—	(42,734)	—
Change in nominal value	4.1	262	(262)	—	—	—	—
Proceeds from initial public offering ("IPO")	4.1	191	235,009	—	—	—	235,200
Cost related to IPO	2.7		(20,489)	—	—	—	(20,489)
Conversion of interest-bearing convertible loans to share capital	3.4	20	24,529	—	—	—	24,549
Share-based payment costs	2.4	—	—	—	—	5,951	5,951

Transactions with owners		504	312,998	—	—	(36,783)	276,719

At December 31, 2014		791	339,695	(10,142)	(238)	(107,712)	222,394

At January 1, 2015		791	339,695	(10,142)	(238)	(107,712)	222,394

Net loss for the year		—	—	—	—	(37,004)	(37,004)
Other comprehensive income (loss)		—	—	(22,733)	340	—	(22,393)

Total comprehensive income (loss)		—	—	(22,733)	340	(37,004)	(59,397)

Issuance of deferred shares	4.1	2	—	—	—	—	2
Exercise of warrants	4.1	3	150	—	—	—	153
Share-based payment costs	2.4	—	—	—	—	13,541	13,541

Transactions with owners		5	150	—	—	13,541	13,696

At December 31, 2015		796	339,845	(32,875)	102	(131,175)	176,693

At January 1, 2016		796	339,845	(32,875)	102	(131,175)	176,693

Net loss for the year		—	—	—	—	(33,336)	(33,336)
Other comprehensive income (loss)		—	—	(4,896)	116	—	(4,780)

Total comprehensive income (loss)		—	—	(4,896)	116	(33,336)	(38,116)

Issuance of deferred shares	4.1	2	—	—	—	—	2
Exercise of warrants	4.1	2	110	—	—	—	112
Share-based payment costs	2.4	—	—	—	—	14,288	14,288
Tax benefit resulting from share-based payment costs	2.5	—	—	—	—	2,823	2,823

Transactions with owners		4	110	—	—	17,111	17,225

At December 31, 2016		800	339,955	(37,771)	218	(147,400)	155,802

See accompanying notes to these consolidated financial statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2016, 2015 and 2014

		Year ended December 31,
	Notes	2016	2015	2014
		USD '000	USD '000	USD '000
Operating activities:
Net loss before tax		(54,539)	(37,340)	(19,266)
Adjustments to reconcile loss before tax to net cash flow:
Fair value adjustment to net settlement obligation shareholder warrants and convertible loans	3.4, 4.4	—	—	4,791
Share-based payment costs	2.4	14,288	13,541	5,951
Depreciation expense		109	37	3
Other finance adjustments including foreign exchange rate gain (loss)		(986)	(12,372)	(1,783)
Cash inflow interest		1,006	1,451	—
Cash inflow taxes		291	466	—
Decrease (increase) in other receivables and prepayments		1,526	(4,841)	(1,239)
Increase in trade and other payables		4,200	3,931	2,083

Net cash flows used in operating activities		(34,105)	(35,127)	(9,460)

Investing activities:
Purchase of available-for-sale financial assets	4.4	—	—	(191,110)
Increase in other non-current assets	5.2	—	—	(5)
Proceeds from the maturity of available-for-sale financial assets		41,201	43,412	—
Purchase of equipment	3.1	(31)	(382)	(6)

Net cash flows provided by (used in) investing activities		41,170	43,030	(191,121)

Financing activities:
Proceeds from issuance of interest-bearing convertible loans	3.4, 4.4	—	—	21,284
Shares issued for cash net of transaction costs	4.1	114	155	1,976
Proceeds from IPO net of underwriters' commission	4.1	—	—	218,736
IPO transaction costs excluding underwriters' commission	2.7, 4.1	—	—	(4,425)

Net cash flows provided by financing activities		114	155	237,571

Net increase in cash and cash equivalents		7,179	8,058	36,990
Net foreign exchange differences		(1,550)	(1,138)	5,404
Cash and cash equivalents at January 1		52,269	45,349	2,955

Cash and cash equivalents at December 31		57,898	52,269	45,349

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Corporate information

        Forward Pharma A/S (the "Company or "Parent") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's wholly owned German, United States and Danish subsidiaries, Forward Pharma GmbH ("FP GmbH"), Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively. The Company and its subsidiaries are collectively referred to as the Group. The Company's board of directors authorized the issuance of the financial statements included herein on March 29, 2017.

        As discussed in more detail below, the Company entered into a Settlement and License Agreement (the "License Agreement") with two wholly owned subsidiaries of Biogen, Inc. (collectively "Biogen"). Prior to entering into the License Agreement, the Company was actively developing FP187, a proprietary formulation of dimethyl fumarate ("DMF"), for the treatment of multiple sclerosis ("MS") patients. As a result of entering into the License Agreement, the future development and sale by the Company of FP187 or another DMF-containing formulation (collectively "DMF Formulation") is uncertain at this time and will be determined based on the outcome of matters discussed further below. Under certain conditions, the Company may decide to reinitiate the development of FP187, or initiate the development of another DMF Formulation; currently, development of a DMF Formulation for the United States market will be limited to finishing the research and development work that was in process prior to the effective date of the License Agreement.

        The Company announced on March 1, 2017 plans to finish its remaining research and development efforts and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017.

Settlement and License Agreement

        On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company's intellectual property, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, ("HSR Act") to obtain an exclusive license to the Company's intellectual property in the United States.

        In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion ("Non-refundable Fee") in February 2017, and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

        On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board ("PTAB") declared Patent Interference No. 106,023 ("Interference Proceeding") between the Company's United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514 held by a subsidiary of Biogen, Inc. The License Agreement does not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company's European patent EP2801355 ("Opposition Proceeding"). The Company and Biogen intend to permit the PTAB and the United States Court of Appeals for the Federal Circuit ("Federal Circuit"), as applicable, and the European Patent Office ("EPO") and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. If the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, it will be eligible to receive royalties starting as early as 2021 based on Biogen's net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided

Notes to Consolidated Financial Statements (Continued)

that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

        If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding and any appeals therefrom to the Federal Circuit (including en banc review), a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), and if Biogen obtains an exclusive license in the United States, the Company may be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on Biogen's net sales in the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen obtains an exclusive license in the United States, we would likely permanently discontinue development of a DMF Formulation.

        If the Company is successful in the Interference Proceeding, but certain conditions are not met in the United States, including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the United States under a co-exclusive license with Biogen, which the Company may assign, on one occasion only, to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen's net sales in the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen's net sales in the United States. Moreover, if Biogen prevails in the Interference Proceeding and inter partes review ("IPR"), after any appeals to the Federal Circuit, the Company may be prevented from commercializing FP187 for MS in the United States at a 480 mg per day dose. Were this to occur, the Company would review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If the Company is unable to commercialize FP187 or any other product for sale in the United States, the Company would be unable to generate any revenue from such a product.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that needs to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the United States.

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are

Notes to Consolidated Financial Statements (Continued)

not patentable due to a lack of adequate written description. The Company intends to appeal the decision to the Federal Circuit.

        The receipt of the Non-refundable Fee triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the patent transfer agreement between the Company and Aditech Pharma AG. See Note 5.2. Further, the License Agreement had a favorable effect on Management's evaluation at year-end of whether previously unrecognized deferred tax assets would be realized. See Note 2.5.

Public listing of American Depositary Shares representing Ordinary Shares

        During the fourth quarter of 2014 the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADS") representing ordinary shares of the Company in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. The IPO proceeds totaled $235.2 million before deducting the underwriters' commission (7% of gross proceeds) and other direct and incremental costs associated with the IPO. Each ADS represents one ordinary share with a per share nominal value of 0.10 Danish Kroner ("DKK"). Each ordinary share is entitled to one vote. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders ("Class B Award") in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company's outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis ("Share Conversion"), and additional ordinary shares ("Proportional Shares") were issued to all shareholders in proportion to their respective ownership. Finally, a share split of 10 for 1 ("Share Split") was completed immediately prior to the IPO. The Company accounted for the Class B Award as a preferential share issuance that resulted in an increase in the loss attributable to ordinary shareholders of $42.7 million for the year ended December 31, 2014. All share and per share information included herein has been adjusted to reflect the issuance of the Proportional Shares and the Share Split as if they had occurred as of the beginning of the earliest period presented, unless otherwise stated, since the issuance of the Proportional Shares and the Share Split resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. The issuance of the Class B Award and the Share Conversion are reflected herein on the dates such issuances occurred except for the per share information disclosed in the consolidated statement of profit and loss and Note 2.6 where the Share Conversion is assumed to have occurred at the beginning of the earliest period presented. The details of the shares issued in connection with the Class B Award and Share Conversion are summarized in Note 4.1.

Section 1—Basis of Preparation

1.1   Accounting policies

  Basis of preparation

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that were measured at fair value and are disclosed in Notes 3.4 and 4.4. The consolidated financial statements are presented in United States Dollars ("USD"), and all values are rounded to the nearest thousand (USD '000), except when otherwise indicated.

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

  Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Group as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

        FP GmbH has been consolidated for all periods presented herein. Forward Pharma USA, LLC has been consolidated since its inception on July 25, 2014. Forward Pharma FA ApS has been consolidated since its inception on December 3, 2015. The Company's consolidation of each subsidiary will continue until the date the Company no longer controls the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in consolidation.

  Translation from functional currencies to presentation currency

        The Company's consolidated financial statements are presented in USD which is not the functional currency of the Company. The Group has elected USD as the presentation currency due to the fact that the Company has listed ADSs on the Nasdaq Global Select Exchange, or NASDAQ, in the United States, under the ticker symbol "FWP".

        In the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are generally translated into USD at the average exchange rates for the year. Exchange differences arising from such translation are recognized directly in other comprehensive loss and presented in a separate reserve in equity. The Group uses the direct method of consolidation and recycles the translation differences on disposal of foreign operations.

  Foreign currencies transactions and balances

        The Company and each of its subsidiaries determine their respective functional currency based on facts and circumstances and the technical requirements of IFRS. Items included in the financial statements of each entity are measured using the functional currency. The Company and its wholly owned subsidiary Forward Pharma FA ApS's functional currency is the DKK, the Company's wholly owned subsidiary FP GmbH's functional currency is the Euro and the Company's wholly owned subsidiary Forward Pharma USA, LLC's functional currency is the USD. Transactions in foreign currencies are initially recorded by the Group entities in their respective functional currency using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized in the statement of profit or loss within "Exchange rate gain (loss)". For each of the years ended December 31, 2016, 2015 and 2014, the net exchange rate gain includes exchange rate losses of $1.9 million, $1.5 million and $3.6 million respectively.

  Share-based payments

        Employees, board members and consultants (who provide services similar to employees) of the Group receive remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or share options). The fair value of these equity-settled awards is determined at the date of grant resulting in a fixed fair value at grant date that

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. Fair value of warrants and options is determined using the Black Scholes model while fair value of deferred shares is determined as the fair value of the underlying shares less the present value of expected dividends.

        Non-employee consultants of the Group have received equity settled awards in the form of share options as remuneration for services. The fair value of these equity-settled awards is measured at the time services are rendered using the Black Scholes model. Under this method, the fair value is determined each quarter over the service period until the award vests.

        The Company has never granted cash settled awards.

        The cost of share-based payments is recognized as an expense together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled. In the event that equity instruments are granted conditionally upon an equal number of equity instruments granted in prior periods not being exercised, they are treated as a new grant for the current period and a modification of the equity instruments granted in the prior period. For equity instruments that are modified or replaced, in addition to recognizing any unamortized prior costs, the incremental value, if any, that results from the modification or replacement is recognized as an expense over the period in which performance and/or service conditions are fulfilled or immediately if there are no performance and/or service conditions to be fulfilled.

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

  Operating Expenses in the Statement of Profit or Loss

  Research and development costs

        Research and development costs primarily comprise salary and related expenses, including share-based payment expense, license, patent and other intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted by patent registry offices (for example the United States Patent and Trademark Office ("USPTO"), the EPO or other country-specific patent registry offices), manufacturing costs of pre-commercial product used in research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Group's research and development activities.

        If expenses incurred are associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) ("Court Expenses") they are classified within general and administrative expenses. Court

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

Expenses incurred for the years ended December 31, 2016 and 2015 totaled $315,000 and $602,000 respectively. Court Expenses incurred prior to January 1, 2015 were not material.

  Capitalized patent and development costs

        The Group's research and development activities have concentrated on the development of unique formulations of DMF for the treatment of immune disorders and include all patent office-related activities regarding the Company's patent estate development (e.g., interference proceedings, oppositions and new patent developments). For all periods presented herein, the Group did not capitalize patent costs or FP187 development costs and consequently expensed such costs as incurred given the inherent uncertainty in drug development and commercialization.

  General and administrative costs

        General and administrative costs relate to the administration of the Group and comprise salaries and related expenses, including share-based payment expense, investor relations, other costs associated with our public listing of ADSs in the United States and depreciation of equipment, to the extent such expenses are related to the Group's administrative functions as well as Court Expenses.

  Government grants

        Income from government grants is recognized when there is reasonable assurance that the grant will be received, all contractual conditions have been complied with and where contingent repayment obligations remain, avoidance of such obligations are within the control of the Group and not probable to occur. When the grant is intended to subsidize costs incurred by the Group, it is recognized as a deduction in reporting the related expense on a systematic basis over the periods to which the costs relate. When the grant subsidizes a capital asset, it is recognized as income in equal amounts over the expected useful life of the related asset. For more information on government grants, refer to Note 2.2.

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

  Deferred tax

        Deferred tax is provided based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future against which the deductible

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

temporary differences, unused tax credits and unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

        The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Based on the re-assessment performed at December 31, 2016, the Group recognized certain previously unrecognized deferred tax assets to the extent recovery was probable. In reaching this conclusion, Management considered the probability of future taxable profits considering the Licensing Agreement. See Note 2.5.

        Deferred tax relating to items recognized outside the profit or loss are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

        During the period from January 19, 2013 to December 31, 2015, the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS (see Notes 2.5 and 5.2) and entities under Tech Growth Invest ApS's control (collectively "Tech Growth"). Under the joint taxation group, the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth's utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of Tech Growth. An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 was the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth's utilization of the Company's tax losses. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS.

  Equipment

        Equipment, which includes computers, office equipment, furniture and manufacturing equipment, is stated at cost, net of accumulated depreciation. Manufacturing equipment is owned by the Group and placed in service for the use of Group vendors who provide contract manufacturing services to the Group. There have been no impairment losses recognized by the Group since the inception of the Company.

        Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of two to eight years. The residual values of equipment are not material.

        The useful life of and method of depreciation of equipment are reviewed by management at least each year end or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates. For all periods presented herein, changes in accounting estimates for equipment were immaterial.

  Financial assets

  Initial recognition and measurement

        Financial assets that meet certain criteria are classified at initial recognition as either financial assets at fair value through profit or loss, available-for-sale financial assets, held to maturity investments

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

or receivables. The Group's financial assets include cash, cash equivalents, other receivables and available-for-sale financial assets. The Group does not hold assets that have been classified at fair value through profit or loss or held to maturity. Generally, the Group's financial assets are available to support current operations; however, amounts expected to be realized within the next twelve months are classified within the statement of financial position as current assets. Certain available-for-sale financial assets have historically been classified within the statement of financial position as non-current assets as management had no intention or business reason to dispose of these financial assets before their maturities which were in excess of next twelve months. The Group has no derivative financial assets nor has there been a change in classification of a financial asset after initial recognition and measurements as discussed herein. Financial assets are not acquired for trading or speculative purposes and available-for-sale financial assets are expected to be held until maturity.

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

  Financial asset impairment

        The Group assesses at the end of each reporting period whether there has been objective evidence that a financial asset or group of financial assets may be impaired. Impairment losses are incurred if there is objective evidence of impairment and the evidence indicates that estimated future cash flows will be negatively impacted. For financial assets held at amortized costs, the amount of impairment loss to be recognized in the financial statements is measured as the difference between the carrying value of the financial asset and the present value of the expected cash flows of the financial asset using the original effective interest rate. For impaired available-for-sale financial assets, the amount of loss to be recognized is measured as the difference between the acquisition cost of the available-for-sale financial asset, adjusted for any amortization of discount or premium, and its fair value. For each of the years ended December 31, 2016, 2015 and 2014, the Group did not experience an impairment of a financial asset.

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

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

  Convertible loans

        Convertible loans that meet certain technical requirements, including (but not limited to) settlement of the conversion option for a fixed number of the Company's ordinary shares, are initially recognized at fair value, net of transaction costs incurred. Subsequently these convertible loans are measured at amortized cost and accounted for using the effective interest rate method. Gains and losses are recognized in the statement of profit or loss within other finance costs when the convertible loans are derecognized as well as through the effective interest rate amortization process. Amortized cost is calculated by taking into account any discount or premium from the face value of the convertible loan plus direct and incremental transaction costs incurred in connection with issuance of the convertible loan. See Note 4.4.

        Convertible loans that do not settle for a fixed number of the Company's ordinary shares are accounted for as a financial liability at fair value through profit and loss. Direct and incremental transactions costs incurred in connection with the issuance of convertible loans that contain such provisions are recognized in profit or loss as incurred. Gains or losses resulting from changes in fair value from period to period are recognized in profit or loss as non-operating fair value adjustments. See Note 3.4.

  Net settlement obligation shareholder warrants

        Shareholder warrants containing terms that allowed the holder of the warrant to settle for a variable number of the Company's ordinary shares are accounted for as a financial liability at fair value through profit and loss. Direct and incremental transaction costs incurred in connection with the issuance of warrants that contain such provisions are recognized in profit or loss as incurred. Gains or losses resulting from changes in fair value from period to period are recognized in profit or loss as non-operating fair value adjustments. See Note 4.4.

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

  Other receivables

        Other receivables primarily comprise value added tax ("VAT") receivables and accrued interest income on available-for-sale financial assets. Other receivables are measured at cost less impairment losses, if any. There have been no impairment losses in the financial periods presented herein. For more information on other receivables see Note 3.3.

  Cash and cash equivalents

        Cash and cash equivalents comprise cash at banks available on demand.

  Consolidated statement of cash flow

        The consolidated statement of cash flows is presented using the indirect method. The consolidated statement of cash flows shows cash flows used in operating activities, cash flows from investing activities, cash flows from financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

        Cash flows used in operating activities primarily comprise the net loss for the year adjusted for non-cash items, such as share-based compensation, fair value adjustments of financial liabilities, foreign exchange gains and losses, depreciation, changes in working capital and cash received for interest and taxes.

        Cash flows from investing activities are comprised primarily of payments relating to equipment purchases and the investment in or maturity of available-for-sale financial assets.

        Cash flows from financing activities are comprised of proceeds from borrowings and proceeds from share issuances net of transaction costs including the proceeds from the IPO.

        For the year ended December 31, 2014 the Group's cash outflows for interest expense totaled $196,000. For each of the years ended December 31, 2016 and 2015 the Group had no cash outflow for interest expense.

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

  Judgments made in applying accounting policies

        In the process of applying the Group's accounting policies, management has made the following judgment that has the most significant effect on the amounts recognized in the consolidated financial statements:

Patent and development costs not eligible for capitalization	Note 1.1
Deferred tax assets	Note 2.5

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

  Estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below. The Group based its assumptions and estimates on information available when the consolidated financial statements were prepared.

        Management has determined that the following items are subject to a high degree of estimation uncertainty and are significant to the financial statements:

Valuation of share-based payment	Note 2.4
Deferred tax assets	Note 2.5

1.3   New and Amendments to Accounting Standards

  Standards effective in 2016:

        New standards and amendments to standards and interpretations (collectively "Amendments") were issued by the IASB that became effective during 2016 or subsequent to December 31, 2016. None of the Amendments effective during 2016 had an effect on the Group's financial statements.

  Standards issued but not yet effective:

        The future adoption of the Amendments that become effective on or after January 1, 2017 are currently not expected to have a material effect on the Group's financial statements; however, as discussed below, the future adoption of IFRS 9 Financial Instruments ("IFRS 9"), IFRS 15 Revenue from Contracts with Customers ("IFRS 15") and/or IFRS 16 Leases ("IFRS 16") could have a material effect on the Group's financial statements. Management's current expectation is that Amendments will be adopted by the Group when mandated; however, Management is evaluating whether to adopt IFRS 15 on January 1, 2017.

        IFRS 9: This standard addresses the accounting for financial assets and liabilities including their classification and measurement, impairment and hedge accounting. The Group does not anticipate adopting IFRS 9 before the mandatory effective date of January 1, 2018. The impact on the Group's financial statements of the future adoption of IFRS 9 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. The only financial instruments held by the Group at December 31, 2016 that would be affected by IFRS 9 are the available-for-sale financial assets that are currently measured each reporting period at fair value through other comprehensive income. Management's preliminarily position is that the available-for-sale financial assets held at December 31, 2016 would meet the definition under IFRS 9 to be accounted for under the amortized cost category. In reaching this preliminary position, management considered the Group's historic investment activity, current investment policies and intent to not sell the available-for-sale financial assets prior to maturity and believes that the appropriate business model assessment would result in the conclusion that the Group's financial assets are held to collect contractual cash flows. The effect of using amortized cost to account for the Group's available-for-sale financial assets at December 31, 2016 would eliminate the need to carry such assets at fair value resulting in a reversal of cumulative fair value beneficial adjustment of the available-for-sale assets with a corresponding reduction in other components of equity of $218,000. In addition, the benefit reflected in the statement of comprehensive loss for the year ended December 31, 2016 from the change in fair

Notes to Consolidated Financial Statements (Continued)

Section 1—Basis of Preparation (Continued)

value of the available-for-sale financial assets would be eliminated. The future adoption of IFRS 9 is not expected to have an effect on the Group's reported net loss or cash flows.

        IFRS 15: This standard addresses the accounting and disclosure requirements for revenue contracts with customers. The effective date is January 1, 2018. There will be no impact on the Group's consolidated financial statements presented herein upon the future adoption of IFRS 15 as the Group has no revenue from customers. Management is in the process of evaluating the effect the License Agreement will have on the Group's financial statements in the future, including the effects of adopting IFRS 15. Until the evaluation is completed, an estimate of the future effect the License Agreement will have on the Group's financial statements cannot be made.

        IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The impact on the Group's financial statements from the future adoption of IFRS 16 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. As of December 31, 2016, the Group only has leases with terms of less than twelve months and therefore had the adoption of IFRS 16 occurred at December 31, 2016 the effect on the Group's consolidated financial statements would be immaterial. Management's current expectation is that IFRS 16 will be adopted by the Group when mandated.

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

2.2   Government grant

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank ("SAB") awarded FP GmbH a grant ("Grant") of €3.8 million ($4.0 million based on the December 31, 2016 exchange rate) that subsidized certain product development costs incurred by FP GmbH during the period from March 2007 to December 2008. In June 2012, the SAB concluded the proceedings of proof of correct use of the Grant and determined that FP GmbH was in compliance with the terms of the Grant. In January 2017, the SAB informed the Company that FP GmbH had no further obligation to perform under the Grant or to repay the Grant. The SAB maintains the right to revoke the Grant and demand repayment of the Grant plus interest in the event the SAB in the future determines that FP GmbH failed to comply with the terms of the Grant.

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

2.3   Staff costs

	Year ended December 31
	2016	2015	2014
	USD '000	USD '000	USD '000
Wages and salaries	2,175	1,832	916
Social taxes and benefits	407	407	136
Share-based payment (Note 2.4)	14,288	13,541	5,951

Total	16,870	15,780	7,003

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	9,230	6,779	2,320
General and administrative costs	7,640	9,001	4,683

Total	16,870	15,780	7,003

Compensation to key management personnel of the Group
Short-term employee benefits	670	718	532
Share-based payment transactions	3,290	5,500	3,828

Total compensation paid to key management personnel	3,960	6,218	4,360

        The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to key management personnel. Key management consists of the Company's Chief Executive Officer and Chief Financial Officer. See Note 5.1 for compensation paid to the members of the board of directors.

2.4   Share-based payment

        The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively "equity awards") to employees, consultants (who provide services similar to employees), non-employee consultants and members of the board of directors. Equity awards have been granted under either the Company's 2014 Omnibus Equity Incentive Compensation Plan (the "Equity Plan") or outside the Equity Plan. Outstanding warrants and options have exercise prices stated in DKK or USD. Options and warrants that have exercise prices in DKK have been translated to USD.

        The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards (as defined below) to employees, consultants and directors of the Group. At the inception of the Equity Plan there were 3.1 million ordinary shares available for grant under the Equity Plan. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains anti-dilution provisions in the event of a stock split or similar corporate transaction. As of December 31, 2016, 1.2 million shares were available for future grant under the Equity Plan.

        During the year ended December 31, 2016, 664,000 stock options were granted to certain employees and board members. The option exercise prices per share range from $12.75 to $21.95. Vesting terms are pro rata over either a three or four year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2016 totaled $8.2 million.

        In June 2016, 89,000 warrants ("June 2016 Warrants") were granted to a consultant. The June 2016 Warrants replaced an equal number of expiring warrants. The exercise price of the June 2016 Warrants is the same as the expiring warrants, or $0.56. The June 2016 Warrants were fully vested upon grant and expire on July 1, 2018. For financial reporting purposes, the June 2016 Warrants were accounted for as a modification of the expiring warrants to extend the expiration date. The financial statement impact of the modification of the June 2016 Warrants was not material.

        During May 2016, 130,000 warrants were exercised yielding proceeds to the Company of $112,000. The fair value of an ordinary share of the Company on the date of exercise was $18.60.

        During October 2016, the Company entered into a four year consulting agreement with a member of the board of directors. The consulting agreement provides for the granting of 13,000 deferred shares as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. At the date of grant, the aggregate fair value of the deferred shares totaled $275,000.

        During the year ended December 31, 2015, 706,000 stock options were granted to certain employees, board members and consultants (who provide services similar to employees) and 500,000 stock options were granted to non-employee consultants. The options granted to the non-employee consultants are discussed in more detail below. The option exercise prices per share, excluding the 500,000 options awarded to the non-employee consultants, range from $20.90 to $36.85. Vesting terms are pro rata over either a three or four year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock option expiration dates vary with the latest expiration date being six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2015, excluding the fair value of the options granted to the non-employee consultants, totaled $10.2 million.

        As discussed above, during the year ended December 31, 2015 a total of 500,000 options were granted to non-employee consultants of the Group ("Consultant Options"). 250,000 Consultant Options have an exercise price of $28.26 and the balance have an exercise price of $141.30. The Consultant Options expire on May 15, 2020 and vesting is over five years; however, the Consultant Options can only be exercised during the period from April 2, 2020 to May 15, 2020. Vesting and exercise are accelerated in the event there is a change in control as defined in the option award agreements. The Company's board of directors holds a unilateral right to terminate the Consultant Options for any reason at any time prior to vesting. The fair value of the Consultant Options is measured using the Black Scholes model with inputs not materially different from those discussed below. The fair value of the Consultant Options is determined as services are rendered. As of December 31, 2016, 100,000 of the Consultant Options have vested including 50,000 with an exercise price of $28.26. The fair value of the Consultant Options was computed using the Black Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that will be significantly affected by actions taken by parties who are not under the control of the Group. Accordingly, the value and timing of the services

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

to be received over the service period cannot be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The weighted average fair value per Consultant Option applied for recognition of an expense during each of the years ended December 31, 2016 and 2015 was $6.04 and $11.88 respectively. The total expense recognized during each of the years ended December 31, 2016 and 2015 was $892,000 and $2.0 million respectively. There were no Consultant Options outstanding prior to 2015.

        In order to provide employees, including the Chief Executive Officer, consultants and a board member of the Group with the ability to forgo exercising warrants or share options that were set to expire on or before January 1, 2016 ("Expiring Awards"), (i) the board of directors, during the year ended December 31, 2015, approved the granting of 1,365,000 share options or warrants ("Replacement Awards") to replace 1,405,000 Expiring Awards (1,316,000 Expiring Awards expired prior to December 31, 2015 and 89,000 expired on January 1, 2016) and (ii) the Company's shareholders, at the ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 334,000 Expiring Awards ("Extended Awards"). Further, in order to incentivize holders of Expiring Awards to remain engaged with the Group, the board of directors, during the year ended December 31, 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 362,000 ordinary shares ("Additional Awards"). The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration dates were extended to various dates, the latest being March 2021. The expiration date for 167,000 of the Extended Awards was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no compensation. Replacement Awards have the same exercise price as Expiring Awards ranging from $0.56 to $1.19 per share (based on the December 31, 2016 DKK to USD exchange rate). Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards (except for 85,000 Replacement Awards) cannot be exercised prior to March 2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements. The aggregate fair value of Replacement Awards and Additional Awards at the date of grant totaled $6.8 million. The financial statement impact of the Extended Awards was not material.

        A total of 55,000 deferred shares were granted during 2015 including 5,000 to an employee and 25,000 to each of two consultants. The employee's deferred shares vested in July 2016 and the consultants' deferred shares vest in equal increments annually over a four year period. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. At the date of grant, the aggregate fair value of the deferred shares granted in 2015 totaled $1.4 million. On May 6, 2016, one of the consultants was elected to the Company's board of directors. See Note 5.1.

        During the year ended December 31, 2015, 216,000 warrants were exercised yielding proceeds to the Company of $153,000. The weighted average fair value of an ordinary share of the Company on the dates of exercise was $33.79.

        For the year ended December 31, 2014 the Company awarded 569,000 deferred shares ("Deferred Shares") to the Company's Chief Financial Officer. In addition, 471,000 share options ("Share

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

Options") were awarded to employees, including 379,000 awarded to the Company's Chief Financial Officer, that allow the holder to purchase an equal number of ordinary shares at an exercise price per ordinary share of $21.00. In addition, 177,000 warrants were granted during the year ended December 31, 2014 including 89,000 that were granted to a director, at an exercise price of $11.02 per share, and the balance were granted to a consultant at an exercise price of $0.67 per share. The Deferred Shares, the Share Options and the warrants issued to the director vest incrementally over four years with accelerated vesting under certain situations including a change in control as defined in the award agreement. Approximately 53,000 of the warrants granted to the consultant vested immediately and the remaining balance vest over eighteen months with accelerated vesting under certain situations including a change in control as defined in the award agreement. The aggregate fair value of the Deferred Shares, the Share Options and the warrants on the date of award totaled $9.2 million, $6.0 million and $1.2 million respectively. During each of the years ended December 31, 2016 and 2015, 142,000 Deferred Shares vested and were issued. See Note 4.1.

        During the year ended December 31, 2014, 1.6 million warrants were modified to extend the expiration date or similar by two, six or seven months that have a weighted average exercise price of $1.21. The financial statement impact of the modification was not material.

        In July 2014, 135,000 warrants were exercised yielding gross proceeds to the Company of $92,000. The estimated fair value per share of an ordinary share of the Company on the date of exercise was $11.00.

        The table below summarizes the activity for each of the years ended December 31, 2016, 2015 and 2014 for equity awards in the form of options and warrants and the weighted average exercise price ("WAEP"):

	Share Options and Warrants:
	Key Management Personnel	Employees and Consultants	Non- Employee Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000	No. '000
Outstanding at January 1, 2014	590	1,860	—	2,450	$1.46
Granted	468	180	—	648	$16.84
Exercised	—	(135)	—	(135)	$0.67
Expired	—	(109)	—	(109)	$0.67

Outstanding at December 31, 2014	1,058	1,796	—	2,854	$5.03
Granted	178	528	500	1,206	$51.62
Expiring Awards	(333)	(983)	—	(1,316)	$0.98
Replacement Awards	423	942	—	1,365	$0.96
Additional Awards	147	215	—	362	$30.13
Exercised	—	(216)	—	(216)	$0.70

Outstanding at December 31, 2015	1,473	2,282	500	4,255	$20.39
Granted	178	575	—	753	$15.00
Expiring Awards	(89)	—	—	(89)	$0.83
Exercised	—	(130)	—	(130)	$0.86
Expired and forfeited	—	(99)	—	(99)	$3.45

Outstanding at December 31, 2016	1,562	2,628	500	4,690	$20.77

Exercisable at December 31, 2016	1,042	1,712	100	2,854

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

        The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2016, 2015 and 2014 was 4.3 years, 4.9 years and 2.6 years respectively.

        The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2016, 2015 and 2014. Exercise prices disclosed below have changed from amounts previously reported as the result of a change in the DKK to the USD exchange rate.

Range of exercise prices (per share)	2016	2015	2014
	No. '000	No. '000	No. '000
$0.56 to $1.19	1,788	2,007	2,169
$7.32 to $9.21	214	214	214
$12.75 to $17.99	463	—	—
$20.90 to $28.26	1,304	1,104	471
$30.54 to $36.85	671	680	—
$141.30	250	250	—

Total	4,690	4,255	2,854

        The tables below summarize the inputs to the model used to value key management, employee and consultant equity awards as well as the average fair value per option or warrant awarded or modified for each of the years ended December 31, 2016, 2015 and 2014:

Year ended December 31, 2016
Dividend yield (%)	0
Expected volatility (%)	73 - 79
Risk-free interest rate (%)	(1.2) to 1.8
Expected life of the equity award (years)	4.0 to 5.0
Share price	16.42 USD to 21.95 USD
Exercise price	0.56 USD to 21.95 USD
Model used	Black Scholes
Basis for determination of share price	Quote on NASDAQ
Average fair value per option or warrant granted ($)	11.82 USD

Year ended December 31, 2015
Dividend yield (%)	0
Expected volatility (%)	69 - 76
Risk-free interest rate (%)	(0.1) to 1.7
Expected life of the equity award (years)	3.5 to 5.0
Share price	18.10 USD to 39.00 USD
Exercise price	0.57 USD to 36.85 USD
Model used	Black Scholes
Basis for determination of share price	Quote on NASDAQ
Average fair value per option or warrant granted ($)	13.05 USD

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

Year ended December 31, 2014
Dividend yield (%)	0
Expected volatility (%)	84 - 110
Risk-free interest rate (%)	0.0 to 0.4
Expected life of the equity award (years)	1.5 to 5
Share price	11.89 USD or 21.00 USD
Exercise price	0.67 USD or 21.00 USD
Model used	Black Scholes
Basis for determination of share price(a)(b)	DCF-model or IPO price
Average fair value per option or warrant granted ($)	12.28 USD

(a)
Discounted cash flow or "DCF."

(b)
The IPO price per share was used to value equity awards granted immediately prior to the IPO.

        The table below summarizes the deferred share activity for each of the years ended December 31, 2016, 2015 and 2014. Prior to 2014 there were no outstanding deferred shares:

	Deferred Shares:
	Key Management Personnel	Employees and Consultants	Total Awards
	No. '000	No. '000	No. '000
Outstanding at January 1, 2014	—	—	—
Granted	569	—	569

Outstanding at December 31, 2014	569	—	569
Granted	—	55	55
Vested and issued	(142)	—	(142)

Outstanding at December 31, 2015	427	55	482
Granted	13	—	13
Transfer(c)	25	(25)	—
Vested and issued	(142)	—	(142)

Outstanding at December 31, 2016	323	30	353

(c)
A consultant who was granted deferred shares in 2015 was elected to the board of directors in 2016. See Note 5.1.

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

        Share-based compensation expense included within operating results for each of the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year Ended December 31,
	2016	2015	2014
	USD '000	USD '000	USD '000
Research and development costs	7,984	6,000	1,789
General and administrative costs	6,304	7,541	4,162

Total	14,288	13,541	5,951

Significant estimation uncertainty regarding share based payments

        Prior to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards granted to the Group's employees, consultants and directors required management to use many subjective assumptions including estimating the fair value of the Company's ordinary shares. The subjective nature of the assumptions required management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions could have yielded significantly different results. The most significant assumptions included the following: estimated long-term cash flows of the Group discounted for the risk and uncertainty of successfully developing and commercializing FP187; the expected period an equity award would be outstanding and the peer group used to determine volatility. Before the Company's ADSs were quoted on an active market, the underlying share price used in the valuation model was determined by applying a discounted cash flow ("DCF") model. The expected future cash flows were based on strategic plans up until product launch and projections for future years.

        Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards continues to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted and therefore DCF valuations are no longer used. The expected life of an equity award is based on the assumption that the holder will not exercise until after the equity award is fully vested and all restrictions on the holders' ability to dispose of the underlying ordinary shares expire. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the equity awards is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have yielded significantly different results. Since the Company's ADSs are listed on NASDAQ, in the future, after there has been an extended period of historical trading activity of the Company's ADSs, management will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company's ADSs including volatility and the expected life of an equity award.

        All amounts presented in this Note have been adjusted to reflect the Proportional Shares and the Share Split as if they had occurred at the beginning of each respective period. Amounts disclosed herein may be different from amounts previously reported as the result of changes in exchange rates.

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

2.5   Income tax and deferred tax

        The major components of income tax for the years ended December 31, 2016, 2015 and 2014 are as follows:

  Consolidated statement of profit and loss

	Year Ended December 31,
	2016	2015	2014
	USD '000	USD '000	USD '000
Current income tax (expense) benefit	(79)	336	250
Deferred income tax benefit	21,282	—	—

Income tax benefit reported in the statement of profit and loss	21,203	336	250

        The current income tax expense for the year ended December 31, 2016 primarily relates to a change in estimate of the benefit obtained by Tech Growth's utilization of the Company's tax loss. Included in the current income tax benefit for the years ended December 31, 2015 and 2014 are amounts due to the Company for participating in the Tech Growth joint taxation group of $158,000 and $250,000 respectively (see "Joint Taxation Groups" below for additional information regarding Tech Growth). Also included in the tax benefit for the year ended December 31, 2015 is the favorable result from an application made with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's Danish tax loss carryforward.

        Management concluded that at December 31, 2016 it was probable the Group would have taxable profits in 2017, thereby enabling the Group to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the close proximity of the date the License Agreement was executed to December 31, 2016 and the magnitude of the Non-refundable Fee compared to the projected total expenses in 2017. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carryforwards ("NOLs") that will be utilized in 2017. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

        The tax benefit recorded for the years ended December 31, 2016, 2015 and 2014 is reconciled as follows:

	2016	2015	2014
	USD '000	USD '000	USD '000
Net (loss) before tax	(54,539)	(37,340)	(19,266)

At the Company's statutory income tax rate(*)	(11,999)	(8,775)	(4,720)
Adjustments:
Non-deductible expenses for tax purposes	3,100	1,032	936
Effect of higher tax rate in Germany	(844)	(1,517)	(352)
(Recognized) unrecognized deferred tax assets	(11,460)	9,102	3,886
Refundable tax credit	—	(178)	—

At the effective income tax rate of 39% for 2016 and 1% for 2015 and 2014	(21,203)	(336)	(250)

(*)
The statutory tax rates for 2016, 2015 and 2014 were 22%, 23.5% and 24.5% respectively.

Deferred tax

        The recognized deferred tax assets at December 31, 2016, 2015 and 2014 are as follows:

	2016	2015	2014
	USD '000	USD '000	USD '000
Net operating loss carryforwards	31,999	—	—
Share-based payment	502	—	—
Acquired Patents (see below)	55,870	—	—
Royalty Obligation (see below)	(65,181)	—	—
Other	(126)	—	—

Total deferred income tax benefit	23,064	—	—

        The deferred tax benefit as of December 31, 2016 of $23.1 million is estimated to be utilized in the year ending December 31, 2017.

        The unrecognized deferred tax assets at December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015
	USD '000	USD '000
Tax effect of tax loss carry forwards	4,139	16,950
Share-based payment	1,907	3,507
Acquired Patents (see below)	—	67,308
Royalty Obligation (see below)	—	(67,308)
Other deferred taxes, net liability	—	(131)

Unrecognized deferred tax assets, net	6,046	20,326

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

        The table above includes the tax effect of the acquired patents and associated know-how (collectively "Acquired Patents") transferred to the Company and the corresponding obligation to remit royalties ("Royalty Obligation") in accordance with the patent transfer agreement with Aditech Pharma AG. See Note 5.2. The Acquired Patents represent an intangible asset that for Danish tax purposes can be amortized to reduce future taxable income at the discretion of Management provided that in any one year amortization expense cannot exceed one seventh of the assigned fair value. Future payments of royalties to Aditech Pharma AG will first reduce the Royalty Obligation to zero and thereafter will be available to reduce future taxable income. In the event the Royalty Obligation is not reduced to zero at the end of the life of the Acquired Patents, such amount would represent taxable income for Danish tax purposes. The changes in the amount of the Acquired Patents and Royalty Obligation from 2015 to 2016 is the result of a change in the exchange rate between the DKK and the USD and amortization expense of the Acquired Patents taken for tax purposes for the year ended December 31, 2016.

        The Group has the following unrecognized deductible temporary differences as of December 31, 2016, 2015 and 2014 respectively:

	Denmark			Germany
	2016	2015	2014	2016	2015	2014
	USD '000	USD '000	USD '00	USD '000	USD '000	USD '00
Unused tax losses	—	25,070	15,667	13,273	35,817	20,036
Deductible temporary differences regarding share-based payment etc.	8,667	15,344	14,471	—	—	—

        The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company's ability to use tax loss carry forwards in any one year is limited to 100% of the first $1.1 million of taxable income plus 60% of taxable income above $1.1 million. For German tax purposes, the ability for FP GmbH's to use tax loss carry forwards in any one year is also limited based on a formula not materially different from the limit used in Denmark. Other deductible temporary differences are not subject to any restrictions. For Danish and United States tax purposes, the Company's United States subsidiary does not conduct a trade or business and is therefore deemed to be a disregarded entity. Accordingly, the United States subsidiary is not subject to income taxes in the United States.

Joint Taxation Groups

        During the period from January 19, 2013 to December 31, 2015, the Company was part of the Tech Growth joint tax group. Under applicable provisions of the Danish taxation law, the Company was entitled to obtain refunds at the prevailing tax rate from other entities within the Tech Growth joint taxation group who utilized tax losses of the Company. Included in the tax benefit for each of the years ended December 31, 2015 and 2014 are the amounts due to the Company for participating in the Tech Growth joint taxation group of $158,000 and $250,000, respectively. During the year ended December 31, 2016, Tech Growth amended a prior year tax return to reduce previously reported taxable income. The effect of the amended tax return resulted in the Company recognizing a current income tax expense caused by Tech Growth utilizing less tax losses of the Company.

        A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

Invest ApS and other entities within the joint taxation group who utilized the Company's tax losses. On January 1, 2016, the joint taxation group with Tech Growth ceased and the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. The Company remains jointly and severally liable with other entities in the Tech Growth joint taxation group for Tech Growth's Danish tax liabilities during each of the years ended December 31, 2015, 2014 and 2013. The Company is jointly and severally liable under the newly formed joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities for the year ended December 31, 2016.

Significant accounting judgments, estimates and assumptions

        The Group recognizes deferred tax assets, including the tax base of tax loss carry-forwards, if management assesses that these tax assets can be offset against future positive taxable income. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. This judgment is made periodically after considering current facts, circumstances, budgets and business plans as well as the risks and uncertainty associated with the operations of the Group. As facts and circumstances change, adjustments to previously made estimates will be made that could result in volatility in reported operating results and the occurrence of unforeseen events could have a material favorable or unfavorable effect on the financial statements of the Group.

        As discussed herein, during the year ended December 31, 2016 the Group determined that previously unrecognized deferred tax assets should be recognized as it is probable that the Group will have sufficient taxable income in the year ending December 31, 2017 to utilize deferred tax assets recognized at December 31, 2016.

Tax uncertainties

        In July 2016, the German tax authorities concluded an audit of the tax returns of FP GmbH for each of the years in the three year period ended December 31, 2012. The audit findings resulted in no change in the tax filing positions taken by FP GmbH for each of the years that were under audit and no assessment of taxes, penalties or interest was made against FP GmbH by the German tax authorities.

        The Company's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Company that would expose the Company to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between Forward Pharma A/S, Forward Pharma GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether transfer pricing of such transactions were at arm's length. The Company's failure to successfully support arm's length pricing could result in additional taxes being assessed, including interest and penalties, that could be material. As of December 31, 2016, there are no tax audits in process nor has management been notified of any pending tax audit. As of December 31, 2016, the tax years that remain open for audit by the Danish, German and United States tax authorities include 2013 through 2016.

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

2.6   Loss per share

        As discussed within "Public listing of American Depositary Shares representing Ordinary Shares" the Company completed its IPO in in the fourth quarter of 2014 and in connection therewith implemented a number of corporate actions that included:

  1.
  Class B Award.    Amended the Class B shareholders' right to a distribution preference in consideration for approximately 114,000 Class A shares (approximately 2 million ordinary shares after the Share Conversion, Proportional Shares and Share Split adjustments.)

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

        The Share Conversion, the Proportional Shares issuance and the Share Split (collectively referred to as "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. For purposes of computing the per share amounts for the year ended December 31, 2014, the Recapitalization was deemed to have occurred as of January 1, 2014. The Recapitalization occurred in 2014 and was fully effected at the beginning of 2015 and therefore retrospective adjustment was not necessary in computing per share information for each of the years ended December 31, 2016 and 2015.

        The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted loss per share computations for each of the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
	USD	USD	USD
Net loss attributable to equity holders of the Parent	(33,336)	(37,004)	(19,016)
Preferential distribution to Class B shareholders	—	—	(42,734)

Net loss attributable to ordinary shareholders of the Parent used for computing basic and diluted net loss per share	(33,336)	(37,004)	(61,750)

Weighted average number of ordinary shares used for basic and diluted net loss per share	47,013	46,749	34,490

Net loss per share basic and diluted	(0.71)	(0.79)	(1.79)

Notes to Consolidated Financial Statements (Continued)

Section 2—Results for the Year (Continued)

  Amounts within the table above are in thousands except per share amounts

        Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Due to the fact that the Group has incurred losses for each year presented, the potential shares issuable related to outstanding equity awards, convertible debt or shareholder warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share are the same for each period presented. As of December 31, 2016, the only potentially dilutive equity awards outstanding are disclosed in Note 2.4.

2.7   IPO Costs

        During the year ended December 31, 2014, the Company incurred direct and incremental costs associated with its IPO that totaled approximately $4 million (excluding the underwriters' commission of 7% of gross proceeds received from the IPO) that have been accounted for as a reduction of the gross proceeds received from the IPO and recorded through shareholders' equity. In addition, during the year ended December 31, 2014, the Company incurred costs that were directly associated with the IPO but were not incremental and therefore were not eligible to be offset against the gross proceeds and were therefore included in general and administrative expenses. Such amounts totaled approximately $2 million. No costs were incurred in connection with the IPO subsequent to December 31, 2014.

Notes to Consolidated Financial Statements (Continued)

Section 3—Operating Assets and Liabilities

3.1   Equipment

Equipment
USD '000
Cost:
At January 1, 2015	23
Additions	382
Exchange differences	(4)

At December 31, 2015	401
Additions	31
Disposals	(3)
Exchange difference	(15)

At December 31, 2016	414

Accumulated Depreciation:
At January 1, 2015	13
Depreciation charge for the year	37
Exchange difference	(1)

At December 31, 2015	49
Depreciation charge for the year	109
Disposals	(3)
Exchange difference	(9)

At December 31, 2016	146

Net book value:
At December 31, 2015	352

At December 31, 2016	268

        Depreciation expense included within operating results for each of the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year Ended December 31,
	2016	2015	2014
	USD '000	USD '000	USD '000
Research and development costs	106	34	2
General and administrative costs	3	3	1

Total	109	37	3

Notes to Consolidated Financial Statements (Continued)

Section 3—Operating Assets and Liabilities (Continued)

3.2   Prepaid expenses

	December 31,
	2016	2015
	USD '000	USD '000
Advanced payments to contract research and manufacturing organizations	132	4,430
Insurance	450	546
Other	74	72

Total	656	5,048

3.3   Other receivables

	December 31,
	2016	2015
	USD '000	USD '000
VAT receivables	305	443
Accrued interest income	117	231
Other receivables	5	15

Total	427	689

3.4   Convertible Loans

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

        For financial reporting purposes, the Euro Note and the USD Note (collectively "Notes") were carried at fair value and the change in fair value from issuance date to conversion date was reflected as the fair value adjustment to convertible loans in the consolidated statement of profit or loss for the year ended December 31, 2014. This accounting treatment is the result of the derivative associated with the conversion feature deemed to be not closely related to the debt host. For the year ended

Notes to Consolidated Financial Statements (Continued)

Section 3—Operating Assets and Liabilities (Continued)

December 31, 2014 there was a loss of $3.8 million representing the increase in fair value of the Notes from the time the Notes were issued to the time the Notes were converted to ordinary shares. The Notes met the definition of a Level 2 financial instrument, as defined below, since there was no active market where the Notes were traded. Therefore, determining fair value required the Company to use an alternative approach that was based on the automatic conversion feature to ordinary shares at a 15% discount to the per share price of the IPO. The fair value of the Notes on the date of conversion was determined based on the number of ordinary shares issued at the quoted price per ADS at the time of the IPO ($21.00) adjusted for the 15% discount.

Section 4—Capital Structure and Financial Risk and Related Items

4.1   Equity and Capital Management

  Share capital

        The following table summarizes the Company's share activity for each of the years ended December 31, 2016, 2015 and 2014:

	Class A ordinary shares	Class B preferred shares	Ordinary shares
	No. '000	No. '000	No. '000
January 1, 2014	28,502	856	—
Capital increase for cash	—	157	—
Cashless settlement of interest-bearing convertible loans upon exercise of shareholder warrants	2,456	—	—
Exercise of shareholder warrants for cash	5	—	—
Exercise of warrants for cash	135	—	—
Class B Award(*)	2,034	—	—
Share Conversion(*)	(33,132)	(1,013)	34,145
Conversion of the Euro Note and USD Note(*)	—	—	1,169
IPO including over-allotment(*)	—	—	11,200

December 31, 2014	—	—	46,514
Issuance of deferred shares	—	—	142
Exercise of warrants for cash	—	—	216

December 31, 2015	—	—	46,872
Issuance of deferred shares	—	—	142
Exercise of warrants for cash	—	—	130

December 31, 2016	—	—	47,144

(*)
See Notes 2.6 and 3.4 for additional information.

        The Company prior to December 31, 2016 never paid a dividend on ordinary shares.

        During the year ended December 31, 2016 142,000 ordinary shares were issued upon the vesting of Deferred Shares, and the receipt of the per share nominal value of $2,000, and 130,000 ordinary shares were issued in connection with the exercise of warrants and the receipt of $112,000. See Note 2.4.

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items (Continued)

        During the year ended December 31, 2015 142,000 ordinary shares were issued upon the vesting of Deferred Shares, and the receipt of the per share nominal value of $2,000, and 216,000 ordinary shares were issued in connection with the exercise of warrants and the receipt of $153,000. See Note 2.4.

        In connection with the IPO, including the partial exercise of the underwriters' over-allotment option, the Company sold approximately 11.2 million ADSs at $21.00 per share yielding gross proceeds of $235.2 million. The underwriters' commission and other direct and increment cost totaled $16.5 million and $4.4 million respectively resulting in net proceeds to the Company of $214.3 million.

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

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of the Group's intellectual property, product pipeline and business. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs. As of December 31, 2016 the Group held cash, cash equivalents and available-for-sale financial assets totaling $138.7 million that will be sufficient to provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business for the next twelve months. The Group currently has no significant planned capital expenditures.

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

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items (Continued)

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the Euro and the USD as their functional currencies respectively. The Group conducts cross border transactions where the functional currency is not always used, including purchases from major vendors in the United Kingdom where the British Pound ("GBP") is used. In addition, the Company, whose functional currency is the DKK, has invested in debt instruments issued by the governments of Germany, the United Kingdom and the United States. Accordingly, future changes in the exchange rates of the DKK, the Euro, the USD and/or the GBP will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2016, 2015 and 2014, the impact on the Group's statement of profit or loss of possible changes in the USD, GBP and Euro exchange rates against the Group's functional currencies, USD, DKK and Euro, would be as follows.

Currency	Possible change	2016	2015	2014
		USD '000	USD '000	USD '000
USD	+/–10%	+7,124/–7,124	+8,068/–8,068	+10,188/–10,188
GBP	+/–10%	+430/–430	+1,001/–1,001	+921/–921
Euro	+/–2%	+1,212/–1,212	+1,424/–1,424	+1,974/–1,974

        At the time of receipt of the Non-refundable Fee, the Company's USD cash holdings were over $1.25 billion while having material obligations payable in DKK and Euros (including income tax liabilities in Denmark and Germany.) The Company's management is currently evaluating different means to deliver to shareholders an undetermined amount of capital. This may involve dividends, distributions, share repurchases or other means. The final determination as to any return of capital will be at the discretion of the Company's board of directors. Any such return of capital will be payable in Euros. The Company's increased cash reserves combined with material obligations payable in different currencies expose the Company to even greater risk of loss in the future caused by movements in foreign exchange rates. During February and March of 2017, to reduce the Company's exposure to changes in foreign exchange rates, the Company converted $1.25 billion into 1.17 billion Euros.

  Interest Rate Risk

        The Company has invested in debt instruments issued by the governments of Germany, the United Kingdom and the United States (collectively "Bonds") that pay interest at fixed rates. The Bonds are classified as available-for-sale financial assets resulting in unrealized fair value gains or losses being reported in other comprehensive income. The effective yield on the Bonds is less than 1%. Should market interest rates rise in the future, it would have a negative effect on the fair value of the Bonds, which could be material, and would result in a realized loss if a Bond was sold before maturity. As of December 31, 2016 and 2015, the impact on the fair value of the Group's Bonds of a possible increase or decrease in the interest rates would be as follows.

Denomination Currency	Possible change	2016	2015
		USD '000	USD '000
Euro	+/–1%-point	–413/+413	–862/+862
GBP	+/–1%-point	–17/+17	–68/+68
USD	+/–1%-point	–359/+359	–835/+835

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items (Continued)

Credit Risk

        The Group's management manages credit risk on a group basis. The Group's credit risk is associated with cash held in banks and the Bonds. The Group does not trade financial assets for speculative purposes and invests with the objective of preserving capital by investing in a diversified group of highly rated debt instruments.

        For all periods presented here, the Group's cash and cash equivalents were held primarily at one bank in Denmark with a Moody's long-term credit rating of Aa3. The Group's available for sale financial assets are invested in government issued debt instruments that are carried at fair value with maturities not exceeding three years. Moody's credit rating of each of the individual governments is Aa1 or better. Subsequent to the receipt of the Non-refundable Fee, the Group's cash and cash equivalents has been diversified into three banks each with a Moody's long-term credit rating of A1 or better.

4.3   Other finance costs

	Year ended December 31,
	2016	2015	2014
	USD '000	USD '000	USD '000
Interest on convertibles loans	—	—	(416)
Other financial expenses	(92)	(132)	(10)

	(92)	(132)	(426)

4.4   Financial assets and liabilities

  Recognized financial instruments

        The Group has recognized the following categories of financial assets and liabilities.

  Financial assets:

  Loans and receivables as of December 31, 2016 and 2015

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Other receivables	427	427	689	689

Total	427	427	689	689

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items (Continued)

  Available-for-Sale Financial Assets as of December 31, 2016 and 2015

        The Company's available-for-sale financial assets include debt instruments issued by the governments of Germany, the United Kingdom and the United States.

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in current assets (Level 1)
Germany	41,821	41,821	17,223	17,223
United Kingdom	1,545	1,545	4,438	4,438
United States	37,459	37,459	19,976	19,976

Total	80,825	80,825	41,637	41,637

        At December 31, 2016 the face values of the German, United Kingdom and United States available-for-sale financial assets were 39.3 million Euros, 1.2 million GBP and 37.5 million USD, respectively. At December 31, 2015 the face values of the German, United Kingdom and United States available-for-sale financial assets were 15.6 million Euros, 2.9 million GBP and 20.0 million USD respectively.

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in non-current assets (Level 1)
Germany	—	—	43,558	43,558
United Kingdom	—	—	1,855	1,855
United States	—	—	37,333	37,333

Total	—	—	82,746	82,746

        At December 31, 2016 the Company did not hold non-current available-for-sale financial assets. At December 31, 2015 the face values of the German, United Kingdom and United States available-for-sale financial assets were 39.3 million Euros, 1.2 million GBP and 37.5 million USD, respectively.

  Financial Liabilities:

  Financial liabilities at amortized cost as of December 31, 2016 and 2015

	2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Trade payables	2,073	2,073	3,986	3,986

Total	2,073	2,073	3,986	3,986

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items (Continued)

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

        Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group did not have financial instruments allocated to this level as of December 31, 2016 or 2015.

        Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group did not have financial instruments allocated to this level as of December 31, 2016 or 2015.

        For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

  Interest bearing convertible loan

        As of December 31, 2013, the Group's borrowing consisted of a convertible loan denominated in DKK held by Nordic Biotech Opportunity Fund K/S, a related party. The loan was due on October 31, 2018 and was carried at amortized cost. Interest accrued at an annual rate of 20%. The convertible loan contained various terms and conditions including provisions for mandatory conversion, under certain defined circumstances, as well as optional conversion provisions into Company shares. On March 17, 2014 the convertible loan was cancelled in consideration for exercising shareholder warrants that are discussed below. The carrying value of the convertible loan was $2.5 million at the time of cancellation and was transferred from liability classification to share premium. Interest expense recognized during the year ended December 31, 2014 totaled $100,000.

  Net settlement obligation of shareholder warrants

        On May 31, 2011, Nordic Biotech Opportunity Fund K/S, one of the Company's shareholders, was granted 138,000 shareholder warrants that entitled the holder to acquire an equal number of Class A ordinary shares (or 2.5 million ordinary shares after the Proportional Shares and the Share Split adjustments) at an exercise price of approximately $1.07 per ordinary share after the Proportional Share and Share Split adjustments. The terms of the shareholder warrants allowed the holder to net settle in shares whereby the holder could exercise all the shareholder warrants and receive fewer Class A shares with a fair value equal to the intrinsic value of the shareholder warrants without remitting the exercise price. The shareholder warrants were carried at fair value with changes in fair value reflected in profit and loss. All shareholder warrants were exercised on March 17, 2014 in a single transaction in which 5,000 Class A shares (after the issuance of Proportional Shares and the Share Split adjustments) were issued for cash consideration of $5,000 and the balance in consideration for the cancellation of a convertible loan discussed above. The fair value of the shareholder warrants as of the exercise date was $27.0 million and was transferred from liability classification to share premium within shareholders' equity as of that date.

Notes to Consolidated Financial Statements (Continued)

Section 4—Capital Structure and Financial Risk and Related Items (Continued)

        The following table summarizes the changes in the carrying value of the net settlement obligation of shareholder warrants for the year ended December 31, 2014:

USD '000
Carrying amount at January 1, 2014	26,124
Fair value adjustment recognized as an expense	968
Exchange differences	(123)
Exercise	(26,969)

Carrying amount at December 31. 2014	—

Section 5—Other Disclosures

5.1   Related party disclosures

        The Company is controlled by NB FP Investment K/S and its affiliates (collectively "NB"). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. See Notes 2.5, 3.4, 4.1, 4.4 and 5.2 for additional related party transactions.

        A director of the Company, who was elected to the board of directors on July 20, 2015, was a partner at the law firm that provided Danish legal services to the Group prior to 2016 and is currently a partner at the law firm who commenced providing Danish legal services to the Group on January 1, 2016 and continues to provide such services. Remuneration paid to the law firms while the partner was a member of the Company's board of directors is referred to below as "Danish Legal Services". The director serves on the Company's board of directors in his individual capacity and not as a representative of any of the law firms.

        Two directors of the Company, who were elected to the board of directors on May 6, 2016, each entered into a four-year consulting agreement with the Company. One of the consulting agreements commenced in September 2015 and the second during October 2016. The consulting agreements provided for the granting of 25,000 and 13,000 deferred shares, respectively, as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years from the date of grant. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. Remuneration paid to the consultants, consisting only of share-based compensation, while the consultants were members of the Company's board of directors is referred to below as "Consulting Services."

        Beginning in 2013, the Company was part of a Danish joint tax group with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company's participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. See Notes 2.5 and 5.2 for additional information.

Notes to Consolidated Financial Statements (Continued)

Section 5—Other Disclosures (Continued)

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of year end:

	Year ended or as of December 31,
	2016	2015	2014
	USD '000	USD '000	USD '000
Purchase of services from NB	85	83	64
Danish Legal Services	1,377	560	—
Consulting Services	202	—	—
Amounts owed to related parties (excluding VAT)	723	217	—
Amounts owed by related parties	—	—	—

        The above table excludes the related party transactions disclosed in Notes 2.5, 3.4, 4.1, 4.4 and 5.2.

  Terms and conditions of transactions with related parties

        Amounts due related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables.

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

  Compensation paid to the members of the board of directors

        Compensation paid to members of the Company's board of directors, excluding share-based compensation, for each of the years ended December 31, 2016, 2015 and 2014 totaled $87,000, $35,000 and $8,000 respectively. Share-based compensation paid to members of the Company's board of directors for each of the years ended December 31, 2016, 2015 and 2014 totaled $2.2 million, $1.8 million and $346,000 respectively.

  Patent transfer agreement between Aditech Pharma AG and the Company

        The Company has entered into agreements with Aditech Pharma AG, a related party, that are discussed in Note 5.2.

5.2   Commitments and contingent liabilities

  Leasing as lessee

        Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. The Group's operating leases are for office space.

        Lease payments under operating leases for office space are recognized in the statement of profit and loss over the lease term. The total remaining non-cancellable operating lease commitment as of

Notes to Consolidated Financial Statements (Continued)

Section 5—Other Disclosures (Continued)

December 31, 2016 is approximately $38,000 of which approximately $30,000 and $8,000 is payable during each of the years ending December 31, 2017 and 2018 respectively. Operating lease payments recognized as an expense amounted to $141,000, $135,000 and $107,000 for each of the years ended December 31, 2016, 2015 and 2014 respectively.

        As of December 31, 2016 and 2015, a security deposit for leased office space of $5,000 is included in other non-current assets.

  Contingent liabilities

        Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups' control.

        During the period January 19, 2013 to December 31, 2015 ("Joint Taxation Period"), the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation group with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS and Forward Pharma FA ApS. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth's Danish tax liabilities that can be allocated to the Joint Taxation Period and is liable with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities resulting from the newly formed joint taxation group.

        In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, "Aditech"), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement ("Transfer Agreement") that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems (the "Aditech IP"). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement ("Addendum"). The Addendum clarified certain ambiguities with respect to the compensation due Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech will receive 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive rights. Should the Company not assign its United States co-exclusive rights

Notes to Consolidated Financial Statements (Continued)

Section 5—Other Disclosures (Continued)

to a third party but instead utilize the United States co-exclusive rights to develop a DMF Formulation, the Company will, as it was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product. Aditech is considered to be a related party of the Company due to control over Aditech by NB.

5.3   Events after the reporting period

        Subsequent to December 31, 2016 there were no events that were required to be reported except the License Agreement and the PTAB decision discussed on pages F-8 and F-9, and the Addendum to the Aditech Transfer Agreement discussed in Note 5.2.