Form 20-F
period 2017-12-31
Forward Pharma A/S
filed 2018-04-30
CIK 1604924

Use these links to rapidly review the document

Forward Pharma A/S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report...............

Commission file number 001-36686

Forward Pharma A/S (Exact name of Registrant as specified in its charter)
Forward Pharma A/S (Translation of Registrant's name into English)
Denmark (Jurisdiction of incorporation or organization)
Østergade 24A, 1st floor 1100 Copenhagen K Denmark (Address of principal executive offices)

Claus Bo Svendsen
Chief Executive Officer
Østergade 24A, 1st floor
1100 Copenhagen K
Denmark
Tel: +45 3344 4242
E-mail: Investors@forward-pharma.com
 (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, nominal value 0.01 DKK(1)	Nasdaq Global Select Market

(1)
Each ADS represents two ordinary shares

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

Ordinary shares: 94,367,998

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

  •
  the timing, outcome and impact of administrative, court and other proceedings, including any appeals, related to the patents and intellectual property associated with the Company, including our interference proceeding with Biogen, Inc. and the European Patent Office opposition proceeding with Biogen, Inc. relating to EP2801355;

  •
  our ability to successfully protect, defend and enforce our intellectual property;

  •
  our ability, in the event that the Settlement and License Agreement in the U.S. remains co-exclusive, to successfully assign our U.S. co-exclusive license to a third party and receive future payments;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.  Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, is derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information set forth below for the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, is derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated Statement of Profit or Loss Data

	Year ended December 31,
(USD in thousands, except per share data)	2017	2016	2015	2014	2013
Revenue from the License Agreement	1,250,000	—	—	—	—
Cost of the Aditech Pharma AG patent transfer agreement	(25,000)	—	—	—	—
Research and development costs	(20,496)	(41,052)	(33,727)	(10,547)	(8,018)
General and administrative costs	(17,107)	(14,382)	(15,852)	(9,154)	(1,014)

Operating income (loss)	1,187,397	(55,434)	(49,579)	(19,701)	(9,032)
Fair value adjustment to net settlement obligations to shareholder warrants	—	—	—	(968)	(6,676)
Fair value adjustment to convertible loans	—	—	—	(3,823)	—
Exchange rate (loss) gain, net	(241)	598	11,933	5,589	(7)
Interest income	227	389	438	63	—
Interest expense	—	—	—	(416)	(75)
Other finance costs	(2,895)	(92)	(132)	(10)	(2)

Income (loss) before tax	1,184,488	(54,539)	(37,340)	(19,266)	(15,792)
Income tax (expense) benefit	(267,395)	21,203	336	250	96

Net income (loss) for the year	917,093	(33,336)	(37,004)	(19,016)	(15,696)

Net income (loss) per share(1)(2)(3)
Basic	2.41	(0.06)	(0.07)	(0.05)	(0.05)
Dilutive	2.30	(0.06)	(0.07)	(0.05)	(0.05)
Weighted-average shares outstanding used to calculate net income (loss) per share
Basic	380,133	540,650	537,614	396,635	333,546
Dilutive	398,943	540,650	537,614	396,635	333,546

(1)
During August 2017, the Company's shareholders approved a 10 for 1 share split, or Share Split. All share and per share information disclosed above, as well as throughout this Annual Report, has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Accordingly, share and per share information previously reported will be different from the information reported herein. Following the Share Split, the nominal value of an ordinary share of the Company is now 0.01 DKK. In addition, as discussed in more detail elsewhere in this Annual Report, there was a capital reduction that was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium, or 15% Premium. For purposes of computing the per share amounts only, the 15% Premium has been accounted for in a manner similar to the Share Split and reflected in the above per share amounts as if it had occurred at the beginning of the earliest period presented. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented. See Notes 3.6 and 5.1 of the audited consolidated financial statements of the Company for additional information.

(2)
Prior to the Company's initial public offering, or IPO, in October 2014, there were a number of corporate actions taken whereby all of the Company's outstanding shares were converted into ordinary shares on a 1 for 1 basis, or Share Conversion, additional ordinary shares, or Proportional Shares, were issued to all shareholders in proportion to their respective ownership interest and there was a share split of 10 for 1, or IPO Share Split. Since the Share Conversion, issuance of Proportional Shares and IPO Share Split (collectively referred to as the "Recapitalization") resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company, for purposes of computing the loss per share for each of the years ended December 31, 2014 and 2013 included herein, the Recapitalization was deemed to have occurred as of the beginning of the earliest period presented. The Recapitalization was completed prior to the beginning of 2015 and therefore retrospective adjustment was not necessary in computing per share information for the years ended December 31, 2017, 2016 and 2015.

(3)
During 2014, certain shareholders of the Company received a preferential distribution in the form of additional shares of Company stock in consideration for amendments to certain contractual rights held by such shareholders. The additional shares of Company stock had a fair value of $42.7 million. For purposes of computing the loss per share for 2014, the preferential distribution increased the net loss used to compute the per share amount by $42.7 million. The preferential distribution had no effect on cash or cash flows of the Company.

Consolidated Statement of Financial Position Data

	As of December 31,
(USD in thousands)	2017	2016	2015	2014	2013
Cash, cash equivalents and available-for-sale financial assets	109,554	138,723	176,652	223,484	2,955
Adjusted working capital(4)	89,706	132,465	93,590	90,480	2,317
Total assets	111,008	163,143	182,904	225,309	3,599
Long-term debt, including current portion	—	—	—	—	2,613
Accumulated deficit	(2,373)	(147,400)	(131,175)	(107,712)	(51,913)
Total shareholders' equity (deficit)(5)	89,680	155,802	176,693	222,394	(26,415)

(4)
We define adjusted working capital as current assets minus trade and other payables. We use adjusted working capital to, among other things, evaluate our short-term liquidity requirements. We find adjusted working capital a useful metric in evaluating our short-term liquidity requirements because it eliminates the impact of certain related party transactions, including shareholder loans and liability classified shareholder warrants. Adjusted working capital is not an IFRS measure, and our definition may vary from that used by others in our industry. Accordingly, our use of adjusted working capital has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial position as reported under IFRS. For years subsequent to 2013, there is no difference between adjusted working capital and working capital (total current assets less total current liabilities).

(5)
Total shareholders' equity as of December 31, 2017 reflects the capital reduction and distribution to shareholders of $1.1 billion effected in September 2017.

Exchange Rate Information

        Our business is primarily conducted in Denmark and Germany. The functional currency of Forward Pharma A/S is the Danish Kroner, or DKK, the functional currency of Forward Pharma FA ApS is the DKK, the functional currency of Forward Pharma Operations ApS is the DKK, the functional currency of FWP IP ApS is the DKK, the functional currency of Forward Pharma GmbH is the Euro and the functional currency of Forward Pharma USA, LLC is the United States, or U.S., Dollar. Forward Pharma A/S reports its consolidated financial statements in U.S. Dollars.

        The following table presents information on the exchange rates between the DKK and the U.S. Dollar for the periods indicated, as published by the Danish Central Bank. As of April 25, 2018, the exchange rate between the DKK and the U.S. Dollar was 6.113, as published by the Danish Central Bank.

	Period-end	Average for Period	Low	High
	(DKK per USD)
Year Ended December 31:
2013	5.414	5.618	5.400	5.833
2014	6.121	5.619	5.349	6.121
2015	6.830	6.727	6.181	7.081
2016	7.053	6.733	6.433	7.173
2017	6.201	6.595	6.169	7.159
Month Ended:
October 2017	6.394	6.331	6.279	6.412
November 2017	6.280	6.341	6.227	6.437
December 2017	6.201	6.289	6.208	6.342
January 2018	5.974	6.104	5.974	6.241
February 2018	6.097	6.030	5.958	6.097
March 2018	6.010	6.038	5.998	6.119

        The following table presents information on the exchange rates between the Euro and the U.S. Dollar for the periods indicated, as published by the European Central Bank. As of April 25, 2018, the exchange rate between the Euro and the U.S. Dollar was 0.821, as published by the European Central Bank.

	Period-end	Average for Period	Low	High
	(EUR per USD)
Year Ended December 31:
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824
2015	0.919	0.902	0.830	0.948
2016	0.949	0.904	0.864	0.965
2017	0.834	0.887	0.829	0.963
Month Ended:
October 2017	0.859	0.851	0.843	0.862
November 2017	0.844	0.852	0.837	0.865
December 2017	0.834	0.845	0.834	0.852
January 2018	0.803	0.820	0.803	0.838
February 2018	0.819	0.810	0.8010	0.819
March 2018	0.812	0.811	0.805	0.822

B.  Capitalization

  Not applicable.

C.  Reason for the Offering

  Not applicable.

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

Risks Related to Our Business and Industry

There can be no assurance that the interference proceeding between the U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that any claims of the U.S. Patent Application No. 11/576,871 will ever issue in a patent or be royalty bearing under the Settlement and License Agreement with Biogen.

        On April 13, 2015, an administrative patent judge at the U.S. Patent Trial and Appeal Board, or PTAB, declared Patent Interference No. 106,023, or the Interference Proceeding, between the U.S. Patent Application No. 11/567,871 associated with the Company, or the '871 application, and U.S. Patent No. 8,399,514, or the '514 patent, held by a subsidiary of Biogen, Inc. (all subsidiaries of Biogen, Inc., together with Biogen, Inc., hereafter collectively referred to as "Biogen"), both of which contain claims that cover a method of treating multiple sclerosis, or MS, using about a 480 mg daily dose of dimethyl fumarate, or DMF. If the Company is successful in the Interference Proceeding after any appeals (including en banc review) to the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit, it will be eligible to receive royalties starting as early as 2021 based on Biogen's net sales as defined in our Settlement and License Agreement, dated as of January 17, 2017, or License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, provided that other conditions of the License Agreement are satisfied. However, as explained below, the outcome of the Interference Proceeding is uncertain, and even if we prevail in the Interference Proceeding after any appeals to the Federal Circuit, there is no assurance that we will receive further payments from Biogen under the License Agreement.

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

        At the outset of the Interference Proceeding, the administrative patent judge accorded the Company the benefit of the filing date of our Danish Application No. PA 2004 01546, filed on October 8, 2004. Biogen filed a motion in the Interference Proceeding to vacate benefit to this priority date. Although we believe we are entitled to the benefit of this priority date, and have opposed Biogen's motion, there is no assurance that the USPTO will agree with us. Biogen also filed a motion in the Interference Proceeding alleging that our claims are unpatentable under 35 U.S.C. Section 112 for lack of written description and lack of enablement. The PTAB granted the motion for lack of written description on March 31, 2017. While we do not believe Biogen has proven that our claims fail to satisfy Section 112 and have opposed Biogen's motion, there can be no assurance that we will be successful in appealing this decision. In addition, Biogen filed a motion for priority asserting February 19, 2004 as its date of conception of the invention claimed in its '514 patent, which is earlier than the October 8, 2004 priority date to which our '871 application has been accorded benefit. As the junior party in the Interference Proceeding, Biogen has the burden of proving an earlier date of conception and diligent reduction to practice of the invention from a date just before our earliest effective filing date through the date of Biogen's earliest alleged reduction to practice, which is currently Biogen's alleged first constructive reduction to practice on February 8, 2007, the date of Biogen's U.S. provisional application. Thus, Biogen must show diligence for a 28-month period from October 2004 through February 2007. While we do not believe Biogen has proven entitlement to priority and have opposed Biogen's priority motion, there can be no assurance that we will be successful in doing so.

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

        The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company has appealed the decision to the Federal Circuit. The oral argument for the appeal is scheduled for June 4, 2018. We expect a decision in the appeal in the second half of 2018. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties' other outstanding motions, including Biogen's priority motion.

        If we ultimately prevail in the Interference Proceeding after all appeals to the Federal Circuit, we expect our '871 application to be in condition for allowance and Biogen's '514 patent to be cancelled. However, even if we prevail in the Interference Proceeding after any appeals to the Federal Circuit, there can be no assurance that we will obtain allowance of the '871 application or that, if we do obtain allowance of that application, that its claims will be royalty bearing under the License Agreement. Unless as a result of the Interference Proceeding after any appeals to the Federal Circuit we obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, and all other conditions of the License Agreement are satisfied, we would not be entitled to any future royalties under the License Agreement with respect to sales in the U.S.

        If Biogen is successful after any appeals to the Federal Circuit in proving that our claims are unpatentable, we would not prevail in the Interference Proceeding. Even if we can defeat Biogen's argument that our claims are unpatentable, if Biogen is successful after any such appeals in proving an earlier date of conception and diligent reduction to practice, we would not prevail in the Interference Proceeding unless we can successfully prove that Biogen's claims are unpatentable. If we fail as a result of the Interference Proceeding after any appeals to the Federal Circuit to obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, we would not be entitled to any future royalties from Biogen under the License Agreement with respect to sales in the U.S. Moreover, if Biogen prevails in the Interference Proceeding, after any appeals to the Federal Circuit, we may be prevented under our co-exclusive license from commercializing our lead product candidate, FP187®, for MS in the U.S. at a 480 mg per day dose. Were this to occur, we would have the chance to review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If we are unable to commercialize FP187® or any other product for sale in the U.S., we would be unable to generate any revenue from such a product.

Even if we prevail, after any appeals, in the Interference Proceeding, there can be no assurance that the license to Biogen in the U.S. will become exclusive.

        Under the License Agreement, Biogen was granted a perpetual, irrevocable, co-exclusive royalty-bearing license to the Company's intellectual property in the U.S. No later than 215 days after a final decision in the Interference Proceeding, after any appeals to the Federal Circuit, and if all other conditions of the License Agreement are met within the time period set forth in the License Agreement, which include the absence of legal restraints and termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, Biogen will obtain a perpetual, irrevocable, exclusive royalty-bearing license to the Company's U.S. intellectual property. Satisfying any conditions sought by regulators in connection with any HSR Act review could alter the terms of the License Agreement, which could have an adverse effect on the Company. If any regulatory conditions are not satisfied within the time period set forth in the License Agreement, and Biogen does not elect to obtain the exclusive license, then the U.S. license will remain an irrevocable co-exclusive license, under which the Company will maintain the ability to develop and commercialize medicines based on its co-exclusive license or to assign, on one occasion only, its co-exclusive license to a single third party, at the Company's discretion.

There can be no assurance that we will prevail in the opposition proceedings involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the License Agreement.

        We are involved in an opposition proceeding regarding EP2801355, or EP'355 patent, with several opponents including Biogen, or the Opposition Proceeding. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, and following review of these, the Company plans to appeal the Opposition Division's decision to the Technical Board of Appeal, with an expected duration of the appeal process of an additional two to three years. The Company has until June 2, 2018 to submit its notice of appeal, and the deadline for submitting the detailed grounds of appeal is August 2, 2018. There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S. If the Company prevails in such appeal, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition.

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

        Similarly, we could prevail in the Opposition Proceeding, after any appeals, but fail as a result of that proceeding to obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF, in which case we would not be entitled to any royalties from Biogen with respect to sales outside of the U.S. Moreover, even if we prevail, after any appeals, in the Opposition Proceeding, we will only be eligible to receive royalties outside of the U.S. if one or more of our patent(s) remains valid and would (but for the License Agreement) be infringed, at relevant times and on a country-by-country basis, by Biogen's sales outside the U.S. of DMF-containing products indicated for treating MS, and other conditions of the License Agreement are satisfied.

        In addition, we may be required in any arbitration or suit brought in the County of New York in the State of New York according to the dispute resolution provisions of the License Agreement, to incur significant expense to prove, on a country-by-country basis, that any DMF-containing products indicated for treating MS sold by Biogen would (but for the License Agreement) infringe our patent(s) existing at that time. Additionally, among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company in a particular country is the absence of generic entry in that country having a particular impact as defined in the License Agreement. Even if our royalty-eligible patents were to remain valid, there can be no assurance that we would obtain royalties beyond 20 years from their effective filing date. In particular, there can be no assurance that we will obtain a patent term adjustment that will fully compensate us for all time lost during prosecution of our U.S. applications, and no assurance that we will receive or maintain Supplementary Protection Certificates, or SPCs, for each of our European patents.

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

Failure to materially comply with the terms and conditions of the License Agreement could result in a loss of future royalty revenues.

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

We no longer have full control over the licensed intellectual property associated with the Company.

        Pursuant to the License Agreement, we have effected a corporate restructuring whereby we have transferred our intellectual property to FWP IP ApS, a Danish limited liability company. The capital stock of FWP IP ApS was subsequently transferred to and is now held by FWP HoldCo ApS, a Danish limited liability company, which is owned and controlled by FWP Fonden, a newly formed independent Danish foundation. The boards of directors of FWP Fonden, FWP HoldCo ApS and FWP IP ApS are identical and each consist of three members, comprised of one independent member and one member appointed by each of Forward Pharma and Biogen. All actions of FWP Fonden, FWP HoldCo ApS and

FWP IP ApS require the unanimous approval of their respective boards of directors. As a result, we no longer have full control over the licensed intellectual property associated with the Company. Even though we have agreed with Biogen and FWP IP ApS that FWP IP ApS will be required to take actions with respect to the transferred intellectual property in accordance with the provisions of the License Agreement, there can be no assurance that it will do so or that the prosecution of the intellectual property will be pursued in a manner that maximizes the value of the intellectual property over time. Further, in the event that FWP IP ApS, which holds the transferred intellectual property, would materially breach its obligations under the License Agreement, Biogen would have a right to purchase all of the issued and outstanding shares of FWP IP ApS at a price corresponding to its intrinsic value at the time of exercise. Finally, in the event FWP Fonden were to file for bankruptcy, a bankruptcy trustee would have substantial discretion to transfer or sell the assets of the foundation. In either such event, we could lose any right to control the transferred intellectual property, which could have a materially adverse effect on our business.

        Additionally, if Biogen obtains an exclusive U.S. license over the intellectual property subject to the License Agreement, we cannot be assured that Biogen will develop the licensed intellectual property in such a way that maximizes the value of the licensed intellectual property.

If serious adverse, undesirable or unacceptable side effects occur with respect to Tecfidera® or another DMF-containing or fumaric acid-containing product, future royalties or other payments to us may be adversely affected.

        It is documented in the Tecfidera® label that the use of DMF may cause a decrease in lymphocytes, a group of white blood cells, in humans, thereby possibly increasing the potential for infection; this is also the case for other fumaric acid ester-containing products. A patient taking Tecfidera® in an extension study, who suffered from severe lymphopenia for more than three years, developed progressive multifocal leukoencephalopathy, or PML, a rare brain infection, and died of pneumonia. At least three other cases of PML have been reported in patients being treated with Tecfidera®, again in the presence of persistent lymphopenia. As a result, Biogen revised the U.S. label of Tecfidera® in December 2014 and February 2016 to include a warning about PML and to increase the frequency of monitoring of lymphocyte counts. To date, we are not aware of instances in which this side effect has prevented the U.S. Food and Drug Administration, or FDA, from approving DMF-containing products, although the FDA requires monitoring of the lymphocyte levels in individual patients under treatment with Tecfidera®.

        In January 2017, Biogen updated the U.S. label of Tecfidera® to include new text on the potential for liver injury under treatment with Tecfidera®. This was based on the occurrence of clinically significant cases of liver injury having been reported in patients treated with Tecfidera® in the post-marketing setting. The label update also introduced a requirement for monitoring of liver parameters before and regularly during treatment with Tecfidera®. Similar additions were made to the European Summary of Product Characteristics in May 2017.

        We expect that the FDA and other regulatory agencies, as applicable, are likely to require similar language in the label of any other DMF-containing products of Biogen, the Company or any assignee of our U.S. co-exclusive license. Any reduction in sales of Tecfidera® or another DMF-containing product due to undesirable or unacceptable side effects including, but not limited to, the side effects mentioned above, could have a material adverse effect on any royalties or other payments that might otherwise be paid to us, which could have a material adverse effect on our business, financial condition and prospects.

Our future growth and ability to compete depend on retaining our key personnel and recruiting additional qualified personnel.

        Our success depends upon the continued contributions of our management. These individuals currently include the members of our board of directors, consisting of our Chairman, Florian Schönharting, as well as Torsten Goesch, Grant Hellier Lawrence, Jakob Mosegaard Larsen and Duncan Moore. Additionally, our Chief Executive Officer, Claus Bo Svendsen, and our Vice President, Finance and Controller, Forward Pharma USA, LLC, Thomas Carbone.

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

The Company or any assignee of our U.S. co-exclusive license seeking to advance FP187® or another DMF-containing formulation will be subject to extensive regulation, compliance with which is costly and time consuming, and which may delay or prevent receipt of the required approvals to commercialize the product candidate, which may delay or prevent our receipt of any royalties or other payments.

        The Company or any assignee of our U.S. co-exclusive license seeking to advance FP187® or another DMF-containing formulation, which we collectively refer to as a DMF Formulation, will not be permitted to market its product candidate until it receives approval from the FDA. The process of obtaining FDA approval is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit, or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed and may never be obtained.

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

  •
  refusal to accept clinical data from trials that are conducted at clinical facilities in countries where the standard of care is potentially different from that of the U.S.;

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

Pre-clinical and clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If pre-clinical or clinical trials of a DMF Formulation are prolonged and/or delayed, we or any assignee of our U.S. co-exclusive license may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize the product on a timely basis or at all, which would adversely affect any future revenues.

        To obtain the requisite regulatory approvals to market a DMF Formulation, we or any assignee of our U.S. co-exclusive license must demonstrate that it is safe and effective in humans for its intended use. This may involve extensive pre-clinical and clinical trials. The process for obtaining governmental approval to market a DMF Formulation is rigorous, time consuming and costly. It is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. Due to these and other factors, a DMF Formulation could take significantly longer to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate our ability to generate revenue, including any royalties or other payments to us from any such assignee, by delaying or terminating the potential commercialization of any DMF Formulation.

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

        Clinical trials must be conducted in accordance with FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, including good clinical practice, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors. Clinical trials are further subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of a DMF Formulation produced under current good manufacturing practices and other requirements. Clinical trials may be conducted at multiple sites, including some sites in countries outside the U.S., which may subject us or any assignee of our U.S. co-exclusive license to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the potential engagement of non-U.S. and non-European Union clinical research organizations, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and with different standards of diagnosis, screening and medical care.

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

        Delays could be encountered if a clinical trial is suspended or terminated by the Company, our assignee, if any, by the IRBs of the institutions in which such trials are being conducted, by the Data Monitoring Committee for such trial, or by the FDA or other regulatory authorities. The Company, our assignee, if any, or such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using the drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we or our assignee, if any, experience delays in the completion of, or termination of, any clinical trial of any DMF Formulation, the commercial prospects of the DMF Formulation may be harmed, and our ability to generate revenue, including royalties or other payments from any assignee of our U.S. co-exclusive license, may be delayed.

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

Even if we or any assignee of our U.S. co-exclusive license seeking to advance a DMF Formulation obtain regulatory approval for such a formulation, it will be subject to continual regulatory review. The outcome of, or failure to comply with, such review could impair our ability or the ability of any assignee of ours to sell such a formulation and therefore our ability to generate revenue.

        Even if marketing authorization is obtained for a DMF Formulation, it will remain subject to continual review and therefore authorization could be subsequently withdrawn or restricted. We or any assignee of our U.S. co-exclusive license will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, the failure to comply with which could result in regulators issuing warning and/or untitled letters to us or our assignee, if any, imposing fines on us or such an assignee, imposing restrictions on any DMF Formulation developed by us or our assignee, if any, or its manufacture, or requiring the recall or removal of a product from the market, among other things. If any of these events occurs, our ability or the ability of our assignee, if any, to sell such product may be impaired or delayed, which could impair or delay our ability to generate revenue, including revenue from such an assignee.

We may be unable to assign our co-exclusive license to a third party on terms that are acceptable to us, or at all.

        If Biogen maintains a co-exclusive license, our success will depend in part on our ability or the ability of any assignee of our co-exclusive license to develop and commercialize a DMF Formulation. If we are unable to assign our co-exclusive license to a third party on terms that are acceptable to us, we may be required to develop and commercialize a DMF Formulation ourselves, which will be costly and time consuming, or otherwise rely for our revenue on royalties, if any, payable by Biogen, which would be limited to a royalty of 1% of Biogen's net sales in the U.S. of DMF-containing products indicated for treating MS that would (but for the License Agreement) infringe the Company's U.S. patents provided that other conditions of the License Agreement are satisfied. Such royalty would be payable from January 1, 2023. Failure to successfully develop and commercialize a DMF Formulation, or the incurrence of unexpected costs and expenses in doing so, would materially adversely affect our business.

Our industry is highly competitive and rapidly changing, which may result in others discovering, developing or commercializing competing products before or more successfully than Biogen, the Company or any assignee of our U.S. co-exclusive license.

        The biopharmaceutical industry is highly competitive and subject to significant and rapid technological change. Our success is highly dependent on the ability of Biogen, the Company and/or any assignee of our U.S. co-exclusive license to market and sell a DMF-containing product, such as, in Biogen's case, Tecfidera®. We face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in the U.S., the European Union, or EU, and other jurisdictions. These organizations may have significantly greater resources than those of Biogen, the Company or any assignee of our U.S. co-exclusive license and may conduct similar research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing of products that compete with Tecfidera®, FP187®, or another DMF Formulation we or any assignee of our U.S. co-exclusive license may develop.

        The highly competitive nature of and rapid technological changes in the biopharmaceutical industry could render obsolete or non-competitive Tecfidera®, FP187® or another DMF-containing product brought to market by Biogen, the Company or any assignee of our U.S. co-exclusive license. Competitors may, among other things:

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

The successful commercialization of Tecfidera® or any other DMF-containing product brought to market by Biogen, the Company or any assignee of our U.S. co-exclusive license will depend, in part, on the extent to which governmental authorities, health insurers and other third-party payors establish or maintain adequate reimbursement levels and pricing policies.

        The successful commercialization of Tecfidera® or any other DMF-containing product brought to market by Biogen, the Company, or any assignee of our U.S. co-exclusive license will depend, in part, on the extent to which third-party coverage and reimbursement for these products is or will be available from government and health administration authorities, private health insurers and other third-party payors.

        These bodies may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable realization of an appropriate return on our investment in product development. Obtaining and maintaining reimbursement status is time consuming and costly. Significant uncertainty exists as to the reimbursement status of newly approved medical products. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that additional changes in these rules and regulations are likely. In addition, many governments and health insurers are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new products. As a result, they may not cover or provide adequate payment for future products.

        These concerns are particularly present for drugs that use an active pharmaceutical ingredient, or API, such as DMF that is already available in other, approved drugs. Public and private payors may be willing to only provide coverage for any DMF-containing product brought to market by the Company or any assignee of our U.S. co-exclusive license if it can demonstrate a significant clinical advantage, or offer the drug at a price resulting in a treatment cost lower than other available drugs. Public and private payors may not be willing to grant reimbursement prices in line with our expectations.

        The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of any DMF Formulation brought to market by the Company or any assignee of our U.S. co-exclusive license and any future revenue we may expect to receive from its sales. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

If Biogen maintains a co-exclusive license, the Company or any assignee of our U.S. co-exclusive license may be restricted in its ability to commercialize and sell products under the License Agreement in a timely fashion, which would limit any revenue, including royalties or other payments, that we might otherwise be entitled to receive.

        Biogen has several issued patents and is also prosecuting a number of additional patent applications that could adversely impact the commercial efforts of the Company or any assignee of our U.S. co-exclusive license. These patents and applications, and those of third parties, could adversely impact the commercial efforts of the Company or any assignee of our U.S. co-exclusive license if, once approved by the FDA for the treatment of MS, the licensed product was found to infringe any valid patent claim issuing from any one of these applications. Further, the Company or such assignee could be required to pay substantial damages. Biogen and/or other competitors may initiate legal proceedings against the Company or our assignee, if any, alleging infringement of their intellectual property rights. The outcome of such potential proceedings would be unpredictable and we could be prevented from generating revenue, including receiving royalties or milestone or other revenues from any assignee of ours. Moreover, in any such proceedings brought by Biogen, the License Agreement prohibits the Company from challenging the validity or enforceability of any Biogen patent.

Changes in privacy laws could have an adverse effect on our business.

        The regulatory framework for privacy and cybersecurity issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation, or GDPR, that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our rights with respect to the development and commercialization of a DMF Formulation, the attainment, defense and maintenance of which may be challenging and costly. Failure to obtain, defend or maintain these rights adequately could materially adversely impact our ability to compete, and impair our business.

        Under the License Agreement, the Company has a co-exclusive license under the U.S. intellectual property to develop and commercialize a DMF Formulation in the U.S. unless and until Biogen obtains an exclusive license. If Biogen obtains an exclusive license, we would likely permanently discontinue development of a DMF Formulation in the U.S. Under the License Agreement, Biogen has exclusive rights, even as to the Company, under the intellectual property outside of the U.S. to develop and commercialize a DMF Formulation outside of the U.S.

        In the event Biogen does not obtain an exclusive license under the License Agreement, and we maintain our U.S. co-exclusive license, we could still be prevented from commercializing a DMF Formulation for MS in the U.S. at a 480 mg per day dose if, as a result of the Interference Proceeding, Biogen's '514 patent is upheld as valid. In such event, under the terms of the License Agreement, Biogen has the option to purchase for a nominal price all of the U.S. intellectual property, in which case we would likely permanently discontinue development of a DMF Formulation in the U.S.

        In the event Biogen does not obtain an exclusive license under the License Agreement, and the Company or any assignee of our U.S. co-exclusive license develops and commercializes a DMF Formulation in the U.S., our commercial success will depend in large part on obtaining and maintaining patents and other forms of intellectual property rights for such a formulation and/or its use, as well as on the defense and protection of such rights. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely impact our competitive advantage and impair our business.

        The patent portfolio associated with the Company, which includes the intellectual property held by FWP IP ApS, in the U.S. consists primarily of two basic patent families, the "Core Composition Patent" family and the "Erosion Matrix Patent" family, along with three other patent families. The issued patents associated with the Company may not be sufficient to protect our rights with respect to the development and commercialization of a DMF Formulation and the patent applications may not result in issued patents. Even if the patent applications associated with the Company issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent the patent portfolio associated with the Company by developing similar or alternative technologies or products in a non-infringing manner or challenge the validity of the patents. In the U.S., we have one issued patent associated with the Company with the patent number 8,906,420, entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix." The other patent families associated with the Company include U.S. Patent Application Nos. 15/834,799 and 15/723,749 directed, among other things, to dosing regimens of DMF.

        The pending U.S. applications associated with the Company may be subject to a third-party pre-issuance submission of prior art to the USPTO and/or any patents issuing thereon may become involved in derivation, inter partes review, or IPR, post-grant review, interference proceedings or other patent office proceedings or litigation challenging the patent rights. Activist investors, such as Kyle Bass of Hayman Capital, have sought to utilize the IPR process in the U.S. to challenge the validity of patents covering pharmaceutical products. Mr. Bass (acting with affiliated entities and individuals proceeding under the name of the Coalition for Affordable Drugs) filed three requests for IPRs against Biogen's patents related to Tecfidera®, including Biogen's '514 patent, which is involved in the Interference Proceeding. In March 2016, the PTAB announced that it would institute an IPR against Biogen's '514 patent in response to the Coalition for Affordable Drugs' request (IPR No. 2015-01993).

On March 21, 2017, the PTAB issued a decision in the IPR holding that the claims of Biogen's '514 patent are patentable. The Coalition for Affordable Drugs did not appeal this decision. Because anyone can challenge third-party patents in an IPR, except for certain statutory limitations, there can be no assurance that our existing and future U.S. patents will not be so challenged. In fact, third-party pre-issuance submissions were filed with the USPTO questioning two U.S. patent applications from the core composition patent family that had been allowed by the USPTO, but which we subsequently voluntarily abandoned. It is possible that similar third-party pre-issuance submissions may also be filed if the currently pending patent applications (having substantially the same claims as the earlier allowed but now abandoned applications) are allowed. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, the patent portfolio associated with the Company, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by the patents and patent applications associated with the Company is threatened, it could dissuade companies from collaborating with us to protect the intellectual property or develop or commercialize a DMF Formulation.

        The issuance of a U.S. patent is not conclusive as to its inventorship, scope, validity or enforceability, and the patents associated with the Company may be challenged in the courts or USPTO. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration and scope of the patent protection of our technology and products. As a result, the patent portfolio associated with the Company may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

        In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent the intellectual property rights associated with the Company and use our clinical trial data to obtain marketing authorizations in the U.S. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating the intellectual property rights associated with the Company.

        Our attempts to prevent third parties from circumventing the intellectual property associated with the Company and other rights ultimately may be unsuccessful. We also may fail to take the required actions or pay the necessary fees to maintain any of our patents that issue.

Intellectual property rights of third parties could adversely affect our ability, or the ability of any assignee of our U.S. co-exclusive license, to commercialize a DMF Formulation, such that we could be required to litigate with or obtain licenses from third parties. Such litigation or licenses could be costly or not available on commercially reasonable terms, if at all.

        In the event that Biogen does not obtain an exclusive license, our commercial success will depend upon our ability, or the ability of any assignee of our U.S. co-exclusive license, to develop, manufacture, market and sell a DMF Formulation without infringing valid intellectual property rights of third parties, including patents owned by Biogen as noted above in the risk factor "If Biogen maintains a co-exclusive license, the Company or any assignee of our U.S. co-exclusive license may be restricted in its ability to commercialize and sell products under the License Agreement in a timely fashion, which would limit any revenue, including royalties or other payments, that we might otherwise be entitled to receive."

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

        It is possible that we are unaware of all patents or applications relevant to the manufacture, use or commercialization of a DMF Formulation. For example, we have not conducted a recent freedom to operate search in connection with FP187® and its use to treat MS. Any freedom to operate search previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing a DMF Formulation. For example, U.S. patent applications filed before November 29, 2000 remain confidential until patents issue. Typically, patent applications in the U.S. filed on or after November 29, 2000 and patent applications filed elsewhere are published approximately 18 months after the earliest filing for which priority is claimed. However, an exception exists whereby certain U.S. patent applications filed after that date that have not been filed outside the U.S. may remain confidential. Therefore, patent applications covering the composition of a DMF Formulation, its manufacture, or its use to treat MS could have been filed by others without our knowledge. In addition, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover such a DMF Formulation, its manufacture, or its use. As a result, we do not know whether the manufacture, use or commercialization of a DMF Formulation will infringe any third-party patents with valid claims that have been or will in the future be issued.

        Third-party intellectual property right holders, including our competitors, may actively bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and we may not have sufficient resources to bring these actions to a successful conclusion. Many of our competitors have substantially greater financial resources than we do, and therefore may be able to sustain the costs of complex patent litigation longer than we can.

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

        If we are required to obtain a license from a third party to continue developing and marketing our products and technology, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease marketing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. If we are required to redesign our formulations so that they no longer infringe the other party's intellectual property rights, we may be required to conduct additional clinical trials to obtain regulatory approval for the modified formulation, which would be costly and time consuming. As a result, a finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could also have a similar negative impact on our business.

        Even if we were ultimately to prevail in an infringement or other claim, such a claim would likely require us to divert substantial financial and management resources that we would otherwise be able to devote to developing our business.

        All of the foregoing applies equally to us or any assignee of our U.S. co-exclusive license.

There can be no assurance that even if we are successful in the opposition and appeal proceedings involving the patents associated with the Company currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not.

        The possibility of parallel validity proceedings in national courts and in the EPO is inherent in the legal arrangements under the European Patent Convention under which the EPO was established. If a third party files an opposition to a European patent with the EPO and also, in parallel, initiates a revocation action (also called a "nullity action" or "validity proceeding") against the same patent before a national court, certain national courts may exercise their discretion to either (i) stay the national proceedings, in order to await the outcome of the EPO opposition proceedings, or (ii) allow the revocation proceedings to go ahead, without awaiting the outcome of the EPO proceedings. The rules and practices differ from country to country within the member states of the European Patent Convention. For example, certain countries will stay the main proceeding until a final decision has been reached by the EPO whereas in other countries a stay is not automatic, and in such cases the courts may continue the proceedings notwithstanding the opposition. In Germany, for example, national nullity proceedings cannot be started before the German Federal Patent Court until the EPO opposition proceedings have been concluded or the opposition period has expired. As a result, it is possible that certain of the patents now subject to opposition proceedings before the EPO will, even if we are ultimately successful before the EPO, again become subject to a revocation action in a country like Germany, which means the challenged patents could be subject to continued uncertainty in the EU as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not. Furthermore, even if we are successful in the Opposition Proceeding, we will only be eligible to receive royalties outside of the U.S. if the patent(s) remain valid at relevant times on a country-by-country basis, provided that other conditions of the License Agreement are satisfied.

If we or any assignee of our U.S. co-exclusive license pursue a DMF-containing product that is different from the versions of FP187® used in our Phase 1 trials and Phase 2 clinical trial, such modified DMF-containing product may be considered outside the scope of the patent families and, as a result, our ability to protect such modified DMF-containing product could be weak or non-existent.

        In connection with our Phase 1 trials and Phase 2 clinical trial, we have used various versions of FP187® we believe to be within the scope of the existing patent families. There can be no assurance, however, that if we or any assignee of our U.S. co-exclusive license choose to pursue a DMF-containing product that is different from the versions of FP187® used in our completed Phase 1 trials and Phase 2 trial, that such DMF-containing product will not be considered outside of the scope of the patent families associated with the Company. In such event, such modified DMF-containing product could be subject to challenges in connection with new patent proceedings or otherwise by patent registry offices, competitors and others, the outcome of which could, if ultimately determined adversely to us or any assignee of our U.S. co-exclusive license, materially adversely affect our business, financial condition and prospects.

We have paid and may be required in the future to pay significant fees to the USPTO and our attorneys to file, prosecute, and maintain the licensed U.S. patent applications and patents associated with the Company with no assurance of receiving future royalties from Biogen.

        Under the License Agreement, the Company is obligated to use commercially reasonable efforts not to decline to file, prosecute or maintain its licensed U.S. patent applications and patents unless and until Biogen either assumes their prosecution and/or maintenance, obtains an exclusive license or exercises its option to purchase all of the U.S. intellectual property. However, there can be no assurance that any of these three scenarios will occur. In the event that none of these scenarios occurs, and the Company is not successful in the Interference Proceeding, after any appeals, we could be obligated to pay significant prosecution fees, both to the USPTO and in attorneys' fees, to file, prosecute and maintain our licensed U.S. patent applications and patents, but would not be entitled to receive any royalties from Biogen.

We may be required to pay significant fees to the EPO and our attorneys to file, prosecute, maintain and defend certain of the licensed intellectual property with no assurance of receiving future royalties from Biogen.

        In certain circumstances under the License Agreement, the Company may assume the filing, prosecution and maintenance of certain of the Company's non-U.S. licensed intellectual property in order to protect its interests in such intellectual property, including participating in European opposition proceedings, unless and until Biogen either re-assumes the filing, prosecution and maintenance of such non-U.S. licensed intellectual property or exercises its option to purchase all of the Company's non-U.S. licensed intellectual property. To do so, the Company would have to incur significant fees, including attorneys' fees, to file, prosecute and maintain such non-U.S. licensed intellectual property and may not be entitled to receive any royalties from Biogen.

We may become involved in lawsuits to protect, defend and enforce the patents or other intellectual property associated with the Company, which could be expensive, time consuming and, if unsuccessful, could result in issued patents covering our product candidate being found invalid or unenforceable.

        Competitors may infringe the patents or other intellectual property associated with the Company. To counter such infringement, we or any assignee of our U.S. co-exclusive license may file claims or be required to join or assist claims filed by Biogen, and any related litigation and/or prosecution of such claims may be expensive and time consuming. Any claims asserted against perceived infringers could provoke these parties to assert claims alleging that we or our assignee, if any, infringe their intellectual property. In addition, in a patent infringement proceeding, or a parallel opposition, nullity or cancellation proceeding, it may be decided that a patent associated with the Company is invalid in whole or in part, unenforceable, or construes the patent's claims narrowly allowing the other party to commercialize competing products on the grounds that the patents associated with the Company do not cover such products.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us or any assignee of our U.S. co-exclusive license to incur significant expenses and could distract our personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating expenses and reduce our resources available for any development activities. We or any assignee of our U.S. co-exclusive license may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some competitors may be able to sustain the costs of such litigation or proceedings more effectively than we or our assignee, if any, can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could therefore have a material adverse effect on our ability, including the ability of any assignee of our U.S. co-exclusive license, to compete in the marketplace.

Third parties may claim rights including ownership rights in the intellectual property associated with the Company.

        None of the named inventors on the patent and patent applications associated with the Company were our employees at the time of the filing of the Core Composition Patent family that we acquired from Aditech Pharma AB (together with its successor-in-interest, Swiss company Aditech Pharma AG, or Aditech). Two of the named inventors of the priority applications in the Core Composition Patent family were consultants of Aditech and, while obligated under their consulting agreements to assign their rights in the Core Composition Patent family to Aditech, were employed by other institutions at the time they were named as inventors. While such institutions have not made any claims to ownership, there can be no assurance they will not do so in the future.

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

        Under mandatory Danish law, a salaried employee having made a patentable invention (and products that may be registered as utility models) through his service with an employer has the rights to such invention, provided, however, that the rights to the patentable invention upon the employer's request must be transferred to the employer, to the extent not otherwise agreed, provided that the use of such patentable invention falls within the "working area" of the employer or it is a result of a specific assignment given by the employer to the employee. Following notification from the employee of the invention, the employer has four months to decide whether to apply for a patent, in whole or in part, for the invention in the employer's name. Such a transfer of the invention to the employer entitles the employee to a "reasonable compensation." The fee will be fixed considering the value of the invention and its consequences for the employer, the employee's terms of employment and the impact that the employee's service has had for the invention. In the event that the value of the invention does not exceed what the employee, taking his working conditions as a whole into account, reasonably could be expected to achieve, the employee is not entitled to any fee. The compensation payable by the employer is not subject to any maximum amount and may be paid either as a lump sum or as a continuing royalty payment based on, for example, the number of items produced based on the invention. An employee's claim for compensation may become time-barred or forfeited due to the employee's passive behavior. The general relative time-barring deadline under Danish law is five years with respect to claims based on employment matters, whereas the general absolute deadline for such claims is 10 years.

        Some of the named inventors on the newer applications associated with the Company (not the Core Composition Patent or Erosion Matrix Patent) are or were employees of our wholly owned German subsidiary, Forward Pharma GmbH, and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees' Inventions (Gesetz über

Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of an employee's rights to patentable inventions which result from performance of the tasks the employee is charged with at the employer or which are based to a significant extent on the experiences or works of the employer, upon the employer's request within a certain period of time after notification by the employee.

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

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain any competitive advantage we may enjoy. The following examples are illustrative:

  •
  Others may be able to commercialize DMF-containing products that are similar to a DMF Formulation that we may develop but that are not covered by the claims of the patents or patent applications that we own, license, will own or license or may transfer to any assignee of our U.S. co-exclusive license.

  •
  Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing the patents or patent applications that we own, license or will own or license.

  •
  We might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

  •
  We might not have been the first to file patent applications on the inventions disclosed in those applications.

  •
  It is possible that the pending patent applications associated with the Company will not lead to issued patents.

  •
  Issued patents that we own, license or will own or license may not provide us or any assignee of our U.S. co-exclusive license with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

  •
  Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

  •
  Ownership of the patents or patent applications associated with the Company may be challenged by third parties.

  •
  The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

        As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and protecting patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and protecting biopharmaceutical patents is costly, time consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

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

  •
  Association for Molecular Pathology v. Myriad Genetics, Inc. (2013), where the Court held that isolated naturally occurring DNA is patent-ineligible subject matter.

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

        The Leahy-Smith America Invents Act, or AIA, was enacted in the U.S. in 2011, and includes a number of significant changes to the U.S. patent system. In addition to increasing uncertainty with regard to our or FWP IP ApS' ability to obtain patents in the future, the combination of the U.S. Supreme Court decisions and AIA has created uncertainty with respect to the value of patents, once obtained. A few highlights of changes to U.S. patent law under the AIA are:

  •
  Under the AIA, a patent is awarded to the "first-inventor-to-file" rather than the first to invent.

  •
  There is a new definition of prior art that removes geographic and language boundaries found in the pre-AIA law. At the same time, certain categories of "secret" prior art have been eliminated.

  •
  The AIA introduced new procedures for challenging the validity of issued patents by third parties including post-grant review and IPR.

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

        Depending on actions or decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability or the ability of FWP IP ApS or any assignee of our U.S. co-exclusive license to obtain new patents or to protect the existing patents associated with the Company and future patents. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system may soon be introduced, which would significantly impact European patents, including those granted before the introduction of such a system. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution and opposition proceedings. Changes in patent law or patent jurisprudence could limit our ability or the ability of FWP IP ApS or any assignee of our U.S. co-exclusive license to obtain new patents in the future that may be important for our business.

We may not be able to adequately prevent disclosure of trade secrets and protect other proprietary information.

        We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We or any assignee of our U.S. co-exclusive license may rely on trade secrets and/or confidential know-how to protect proprietary technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

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

        Failure to obtain or maintain trade secrets and/or confidential know-how could adversely affect our competitive position or that of any assignee of our U.S. co-exclusive license. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our or any assignee's use of our trade secrets and/or confidential know-how.

Risks Related to Our Financial Position and Capital Needs

We have a history of operating losses through 2016. While we reported a profit in 2017, we may not achieve or sustain profitability thereafter.

        On February 9, 2017, we received a nonrecurring cash fee of $1.25 billion, or Non-refundable Fee, from Biogen in connection with the License Agreement. We reported net income of $917.1 million for the year ended December 31, 2017. The Non-refundable Fee was a nonrecurring payment and there is no assurance that we will be profitable in the future. Prior to 2017, and since the inception of the

Company, we have incurred net losses and we expect to incur net losses and negative cash flow starting again in 2018 through at least 2020 and possibly longer. If we fail to prevail in either the Interference Proceeding or the Opposition Proceeding, it is highly unlikely we will have operating income and be able to continue as a going concern in the long-term.

        Prior to 2017, we financed our operations through our initial public offering completed in October 2014, private placements of equity securities, grants from governmental bodies and debt financing arrangements. We have never generated and do not anticipate generating any revenues from our own product sales. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. Should the Company experience unforeseen expenses or other usages of cash, the effect would negatively impact management's ability to fund operations and continue as a going concern. If the Company were to need to raise capital to fund ongoing operations, there can be no assurances that such funding would available on acceptable terms, if at all. The long-term success of the Company will be based on successfully defending the intellectual property associated with the Company in the Interference Proceeding and Opposition Proceeding. There can be no assurance that the Company will successfully defend the intellectual property, achieve or sustain positive cash flows from operations or become profitable.

        Even if we do generate revenue, including from future royalties on sales or other payments by assignees, we may never achieve or sustain profitability on a consistent basis or at all. Our failure to sustain profitability could depress the market price of our ordinary shares and American Depositary Shares, or ADSs, and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our ordinary shares and ADSs also could cause you to lose all or a part of your investment.

We may be required to raise additional capital to fund our operations, and we may not be able to do so on terms acceptable to us, or at all.

        We are required under the terms of the License Agreement to maintain sufficient capital to continue the Company as a going concern and a solvent entity, plus an additional $5.0 million until such time as the Company has complied with certain obligations under the License Agreement. While we currently believe we have sufficient resources to enable us to comply with our obligations under the License Agreement and to continue operations until such time, if ever, as we can generate revenue on sales, including from any assignee, our estimates and assumptions about how much capital will be required could prove to be wrong and we may need to raise additional capital to fund our operations. We cannot assure you that we will be able to raise additional working capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our operations, which could harm our financial condition and operating results, or cease our operations entirely.

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

        Due to the international scope of our operations and the fact that a substantial majority of our cash is currently denominated in U.S. Dollars, fluctuations in exchange rates, particularly between the Danish Kroner, British Pound and the Euro, may adversely affect us. Although we are based in Denmark, we have sourced research and development, manufacturing, consulting and other services from several countries. Further, potential future revenue may be derived from abroad, particularly from the U.S. As a result, our business may be affected by fluctuations in foreign exchange rates between the Danish Kroner, the U.S. Dollar, British Pound, the Euro or other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. For example, in the years ended December 31, 2017, 2016 and 2015, we recognized foreign exchange (losses) gains of ($241,000), $598,000 and $11.9 million respectively. While the we benefited from changes in foreign exchange rates in 2016 and 2015, it is possible that the foreign exchange losses we experienced in 2017 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect the Group and the effect could be material. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements.

Developments relating to Biogen, Tecfidera®, our competitors or their products could materially and adversely affect our business, results of operations, business prospects and the market price of our ADSs.

        In the event that our competitors or others in the pharmaceutical industry, including Biogen, experience developments relating to their business, products or product candidates, our business, results of operations, business prospects and the market price of our ADSs could suffer. In particular, if we are eligible to receive royalties on sales of Tecfidera®, our future success will depend on the continued market acceptance of Tecfidera® and adverse events, or the perception of adverse events, relating to Biogen or Tecfidera® would have material adverse effects on us. For example, on July 24, 2015, Biogen announced that it was revising its previous annual financial guidance for 2015 with respect to its expected revenue growth in 2015 compared to 2014 from a range of 14%-16% to a range of 6%-8%, based largely on revised expectations for the growth of Tecfidera®, including moderated patient growth in the U.S. market, lower-than-anticipated reimbursement rates in Europe and lower pricing in Germany. The day of Biogen's announcement, the price of our ADSs dropped by approximately 18%. As a result of entering into the License Agreement, we expect that the market price of our ADSs will become more significantly affected by announcements made by Biogen, over which we have no control. Additionally, cases of PML have been reported in patients being treated with Tecfidera®, which could raise safety concerns and harm the market profile of DMF-containing treatments for MS, including Tecfidera® or another DMF Formulation that Biogen, the Company or any assignee of our U.S. co-exclusive license may develop. Similarly, developments relating to other competitors of Biogen and their products could have significant adverse effects on our business prospects and the market price of our ADSs. For example, competitors may offer their products at reduced prices or with discounts or rebates that increase pricing pressure with respect to therapies for the treatment of MS.

Related party transactions may be challenged by tax authorities.

        The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the U.S., have detailed transfer pricing rules which require that all transactions with related parties be priced using arm's-length pricing principles. The taxation authorities in these jurisdictions could challenge our arm's-length related-party transfer pricing policies. For example, Forward Pharma GmbH and Forward Pharma A/S recently terminated their internal license agreement and agreed that Forward Pharma GmbH shall be paid an arm's-length compensation for said termination. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. Management expects that the tax authorities in Denmark will conduct audits of the Company's past tax returns and its 2017 tax return when filed. The German tax authorities have recently commenced tax audits of Forward Pharma GmbH's tax returns for each of the four years ended December 31, 2016 and the German tax authorities have indicated that they will audit Forward Pharma GmbH's tax return, when filed, for 2017. It is uncertain when, or if, a tax audit will commence in the United States. Any audits conducted by the tax authorities will focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. While Management believes that the tax positions taken with regard to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the Company's financial statements, there is no assurance that the Company and/or Forward Pharma GmbH will successfully defend the tax positions taken and that additional taxes, interest or penalties will not be incurred. There is also the risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the taxing authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the local tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more localities, it would result in the Group experiencing a higher effective tax rate that could be material. The imposition of additional taxes, interest and/or penalties resulting from a tax audit would negatively impact the Company's financial position, operating results and cash flows and the impact could be material.

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

        We have issued to our security holders ADSs and ordinary shares, each of which afford their holders different rights. Currently, only our ADSs are publicly traded (on the Nasdaq Global Select Market). An ADS holder will not be treated as one of our shareholders and will not have shareholder rights. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying outstanding ADSs. Holders of ADSs only have ADS holder rights. The deposit agreement among us, the depositary and ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary.

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

  •
  whether or not Biogen obtains an exclusive license in the U.S., and any developments that could make such event more or less likely;

  •
  delays in entering into strategic relationships with respect to development and/or commercialization of a DMF Formulation under our U.S. co-exclusive license or entry into strategic relationships on terms that are not deemed to be favorable to us;

  •
  technological innovations or commercial product introductions by our competitors;

  •
  changes in government regulations;

  •
  public concern relating to the commercial value or safety of FP187®, Tecfidera® or other DMF-containing products;

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

        Our ADSs are currently listed for trading on the Nasdaq Global Select Market. Nasdaq Listing Rule 5450(a)(1) requires that we maintain a minimum bid price of our ADSs of $1.00 per ADS for continued listing. We actively monitor the price of our ADSs and will consider available options, including, but not limited to, changing the ADS ratio, to maintain compliance with the continued listing standards of Nasdaq. If we are unable to comply with the continued listing standards of the Nasdaq Stock Market, we will not be able to remain listed on that stock exchange, which could have a material adverse effect on the price of our ADSs.

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

        Our Chairman, Florian Schönharting, and director, Torsten Goesch, indirectly beneficially own approximately 73% of our ordinary shares, of which approximately 55% is beneficially owned by Mr. Schönharting. With such concentrated control, Messrs. Schönharting and Goesch, acting individually or in concert, have significant influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers and other significant corporate actions or transactions. The interests of these insiders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs and those other shareholders and holders of the ADSs may have no effective voice in the management of the Company.

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

        Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as direct shareholders in the Company. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders. However, we may not request the depositary to distribute this information, which could effectively limit the ability of ADS holders to direct the voting of the ordinary shares underlying their ADSs.

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

We do not expect to pay dividends or other shareholder distributions in the foreseeable future.

        While we distributed the proceeds from the Capital Reduction (as defined below) to our ADS holders in September 2017, we do not expect to pay dividends or other shareholder distributions in the foreseeable future. Even if future operations lead to significant levels of distributable profits, any earnings may be reinvested in our business and dividends or other shareholder distributions, if any, may not be paid until we have an established revenue stream to support such continuing dividends or other shareholder distributions. Payment of future dividends or other shareholder distributions, if at all, will effectively be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements and financial performance. In addition, payment of future dividends may be made only if our shareholders' equity exceeds the sum of share capital plus the reserves required to be maintained by the License Agreement, Danish law or by our Articles of Association. Accordingly, investors cannot rely on income from dividends or other shareholder distributions and any returns on an investment in the ADSs may depend entirely upon any future appreciation in the price of the ADSs.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We cannot predict if investors will find the ADSs less attractive because we have relied on these exemptions and will continue to do so. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we currently furnish semi-annual financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Although we have previously filed financial results on a quarterly basis, consistent with our plan to reduce expenses, we now file our financial results semi-annually. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and ADS holders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2018. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2017, approximately $81,000 of our assets were located in the U.S., although this may change if we expand our operations in the U.S. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to detect and/or prevent errors and fraud. Any failure to maintain current controls or implement, on a timely basis, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or work performed by our independent registered accounting firm as part its audit of our financial statements may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

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

Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could negatively impact the price of our ADSs.

        We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that our internal control over financial reporting was effective. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2017, we carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that there was a material weakness as described in "Item 15. Controls and Procedures" below.

        As a consequence of this material weakness, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2017. Our management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

        We are taking, and will continue to take, measures to remediate the causes of this material weakness. However, failure to effectively remediate the causes of this material weakness or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact the Company's financial position, operating results and cash flows, the market price of our ADSs and our ability to remain listed on the Nasdaq Global Select Market.

Failure to comply with the Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

        Under the Sarbanes-Oxley Act we are required to maintain effective disclosure controls and procedures and internal control over financial reporting and to make a formal assessment of the effectiveness of our internal control over financial reporting. We concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2017, and there is no assurance that we will be able remediate the material weakness and maintain adequate disclosure controls and procedures and internal controls in the future. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, the price of the ADSs and our trading volume could decline.

        The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of our ADSs and trading volume to decline. Presently, the Company is not covered by any analysts.

We believe that we were classified as a passive foreign investment company, or a PFIC, from 2014 to 2017 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for each of the four years in the period ended December 31, 2017, and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

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

        A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we are not obligated to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF and accordingly U.S. Holders may not be able to make QEF elections to avoid the adverse tax consequences of the PFIC rules. Furthermore, if a U.S. Holder were able to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year-end increase in the value of its ADSs (which may not be matched by cash distributions). Mark-to-market elections will not be available for any of our subsidiaries that are also PFICs. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see "Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders."

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

        As a Danish company we must comply with the Danish Companies Act, or DCA. The DCA contains binding provisions for the board of directors, shareholders and general meetings of shareholders; and financial reporting, auditor, disclosure, compliance and enforcement standards. Certain provisions apply to our board of directors (e.g., in relation to role, composition, conflicts of interest and independency requirements and remuneration), shareholders and the general meeting of shareholders (e.g., regarding our obligations to provide information to our shareholders). Further, certain sections of the DCA only apply to Danish companies listed on a regulated market within the European Economic Area, or EEA, and accordingly do not apply to us. This may affect the rights of our shareholders.

We have historically filed our Danish tax returns on a standalone basis; however, due to certain changes to our ownership structure made at the start of 2013, as of January 2013, we began to file our Danish tax returns as part of joint taxation schemes.

        During the period January 19, 2013 to December 31, 2015, we were subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control,

collectively referred to hereafter as Tech Growth. From the establishment of Forward Pharma FA ApS, a wholly owned subsidiary of Forward Pharma A/S, on December 3, 2015, Forward Pharma FA ApS was part of the joint taxation scheme with Tech Growth. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company and Forward Pharma FA ApS were part of the joint taxation group with Tech Growth. On January 1, 2016, the Company and Forward Pharma FA ApS became members of a new Danish joint taxation group with NB FP Investment General Partner ApS (collectively the "2016 Tax Group"). Upon their inception during 2017, Forward Pharma Operations ApS and FWP IP ApS (through the date of the sale of FWP IP ApS (November 22, 2017) to FWP HoldCo ApS, which is owned and controlled by FWP Fonden) became members of the 2016 Tax Group. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth's Danish tax liabilities that can be allocated to the period January 19, 2013 to December 31, 2015 and the Company is liable with other entities in the 2016 Tax Group for Danish tax liabilities that can be allocated to the two-year period ended December 31, 2017.

        All members of a Danish tax group are jointly and severally liable for the group's Danish tax liabilities. However, Danish law requires taxing authorities to look primarily to the administration company and its wholly owned entities to satisfy Danish tax liabilities and to look to partially owned entities (such as us) only on a secondary basis. While we do not believe Tech Growth, NB FP Investment General Partner ApS or any other member of the joint taxation scheme has any material Danish tax liabilities, there can be no assurance that it does not have any such material liabilities, that it will not incur such material liabilities in the future, or that it will fulfill any such obligations. If Tech Growth Invest ApS, NB FP Investment General Partner ApS or any other entity that is a member of any of the joint taxation groups has any material Danish tax liabilities that are not satisfied by them or if they, while being members of the respective joint taxation group, incur any such liabilities in the future, we may be responsible for the payment of such taxes, which could have an adverse effect on our results of operations.

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

        Forward Pharma A/S is incorporated under the laws of Denmark, and four of its wholly owned subsidiaries, Forward Pharma Operations ApS, Forward Pharma GmbH, Forward Pharma FA ApS and FWP IP ApS (until November 22, 2017), are incorporated under the laws of Denmark, Germany, Denmark and Denmark, respectively. Substantially all of our assets are located outside the U.S. On a combined basis, the majority of our directors and officers reside outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.

        The U.S. does not have a treaty with Denmark or Germany providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by a U.S. court based on civil liability will not be directly enforceable in Denmark or Germany. However, if the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the U.S. A judgment by a federal or state court in the U.S. will neither be recognized nor enforced by a Danish court but such judgment may serve as evidence in a similar action in such court. In addition, the final judgment of a U.S. court may be recognized and enforced in Germany in compliance with certain requirements including petitioning a German court to recognize and declare such judgment enforceable. Also, general reciprocity in respect of the mutual recognition of judgments between Germany and the U.S. court that rendered the concerned judgment must be guaranteed, and the judgment must not violate German (international) public policy.

ITEM 4.    INFORMATION ON THE COMPANY

A.  History and Development of the Company

        Forward Pharma A/S is a Danish biopharmaceutical company that until recently was actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS and other inflammatory and neurological indications. DMF is an immunomodulator that can be used as a therapeutic to improve the health of patients with MS and immune disorders.

        On February 1, 2017, our License Agreement with Biogen became effective. Pursuant to the License Agreement, Biogen paid us a non-refundable cash fee of $1.25 billion. The License Agreement provides Biogen with a co-exclusive license in the U.S. (which will be converted into an exclusive license if certain conditions are met within the time period set forth in the License Agreement), and an exclusive license outside the U.S., to the Company's intellectual property. For more information, see "—B. Business Overview—Our Company—License Agreement with Biogen."

        Under the terms of the License Agreement, we have effected a corporate restructuring. For more, see "—B. Business Overview—Our Company—Restructuring."

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

        We were founded for the purpose of developing such an improved DMF Formulation while protecting, defending and enforcing a patent family Aditech filed relating to, among other things, formulations and dosing regimens of DMF. In 2010, we acquired this patent family from Aditech. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to formulations and dosing regimens of DMF. For more, see "—Material Agreements—Aditech Agreements."

        We have not made any significant capital expenditures or divestures during the last three financial years, and do not have any significant capital expenditures or divestitures currently in progress.

B.  Business Overview

Our Company

        We have focused on DMF's potential as an immunomodulating drug to improve the health of patients with immune disorders for over 10 years, during which time we have assembled a significant intellectual property portfolio. Our proprietary DMF Formulation is FP187®. As a result of entering into the License Agreement, our development of a DMF Formulation is currently limited to finishing the research and development work that was in process prior to the effective date of the License Agreement. However, under certain circumstances described in more detail below, the Company may decide to reinitiate clinical development of FP187®, or initiate the development of another DMF Formulation. We have completed an organizational realignment to focus on the deliverables under the License Agreement and reduce operating expenses.

        On August 2, 2017, the Company's shareholders approved a 10 for 1 share split and a capital reduction of EUR 917.7 million, or $1.1 billion, which we refer to as the Capital Reduction. The Capital Reduction was effected by a distribution to shareholders in September 2017, or the Shareholder Distribution. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post-Share Split. Following the Share Split and the Capital Reduction, each ADS was modified to represent two ordinary shares with a nominal value of 0.01 DKK each. Except if disclosed otherwise, all share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Accordingly, share and per share information previously reported will be different from the information reported herein. See Notes 3.6 and 5.1 in the accompanying financial statements for additional information.

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

        Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen's net sales in the U.S. Moreover, if Biogen prevails in the Interference Proceeding and also prevails against other challenges to its '514 patent (including any validity challenges to the '514 patent in district court proceedings), after any appeals to the Federal Circuit, the Company may be prevented from commercializing the lead product candidate, FP187®, for MS in the U.S. at a 480 mg per day dose. Were this to occur, the Company would have the chance to review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If the Company were unable to commercialize FP187® or any other product for sale in the U.S., the Company would be unable to generate any revenue from such a product.

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

  Restructuring

        Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Forward Pharma Operations ApS (a newly created and wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Forward Pharma Operations ApS transferred the intellectual property to FWP IP ApS (a newly created and wholly owned Danish limited liability company). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP ApS was sold to FWP HoldCo ApS, a newly formed Danish limited liability company that is owned and controlled by FWP Fonden, a newly formed independent Danish foundation. FWP HoldCo ApS paid Forward Pharma Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP ApS. FWP Fonden's three-member board includes one independent director and one director appointed from each of the Company and Biogen. Accordingly, the Company does not control FWP Fonden. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of FWP Fonden and is obligated to pay 100,000 DKK ($16,000 based on the December 31, 2017 exchange rate) annually to FWP IP ApS in exchange for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property in accordance with certain agreements. In connection with the initial capitalization of FWP Fonden, the Company's annual funding obligations to FWP IP ApS and the sale of the capital stock of FWP IP ApS to FWP HoldCo ApS, the Company incurred a net expense of $759,000 that is included in general and administrative expenses for the year ended December 31, 2017. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP ApS through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company (as long as the U.S. license granted to Biogen remains co-exclusive) and European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee.

  Key Intellectual Property Involved in Interference Proceeding

        One of the key patent applications associated with the Company in the U.S. is the '871 application. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS. On April 13, 2015, an administrative patent judge at the PTAB, declared an interference between our '871 application and Biogen's '514 patent, which has claims that also cover a method of treating MS using about a 480 mg daily dose of DMF. The administrative patent judge designated us as the senior party. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this Interference Proceeding these two phases were combined. The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company appealed the decision to the Federal Circuit. The oral argument for the appeal is scheduled for June 4, 2018. The appeal is expected to be decided in the second half of 2018. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties' other outstanding motions, including Biogen's priority motion.

        There can be no assurance that the Interference Proceeding will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that our '871 application will ever issue as a patent with a claim covering oral treatment of MS with 480 mg per day of DMF, which is one of the conditions required to be met for the Company to be eligible to receive future royalties on Biogen's net sales in the U.S.

  Key Intellectual Property Involved in Opposition Proceeding

        The European patent EP2801355, or the EP'355 patent, covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed their review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in an opposition proceeding, which is a special proceeding heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, and following review of these, the Company plans to appeal the Opposition Division's decision to the Technical Board of Appeal, with an expected duration of the appeal process of an additional two to three years. The Company has until June 2, 2018 to submit its notice of appeal, and the deadline for submitting the detailed grounds of appeal is August 2, 2018.

        There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S. If the Company prevails in such appeal, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Any appeal would have suspensive effect, meaning that the decision of the Opposition Division to revoke the EP'355 patent would be "frozen" pending the outcome of the appeal. Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent has a maximum duration until October 2025 (subject to possible SPC extension—see below).

  Our Product Development Strategy

        We believe the intellectual property portfolio associated with the Company, combined with the clinical data we have independently obtained and the discussions we have had with the FDA, provides us with the opportunity to pursue the development of the FP187® product associated with the Company for the treatment of relapsing forms of MS in the U.S. We finished the research and development work that was in process prior to the effective date of the License Agreement and have suspended further development of FP187® pending the outcome of the Interference Proceeding, including any appeals to the Federal Circuit, until we determine if Biogen will maintain a U.S. co-exclusive license under the License Agreement. If Biogen maintains a U.S. co-exclusive license, we expect to either assign our U.S. co-exclusive license to a single third party or reinitiate clinical development of FP187®, or initiate development of another DMF Formulation, in anticipation of a regulatory submission to the FDA. However, if Biogen prevails in the Interference Proceeding, after any appeals to the Federal Circuit, we may, irrespective of any U.S. co-exclusive license, be prevented from commercializing our lead product candidate, FP187®, for MS in the U.S. at a 480 mg per day dose.

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

        In 1994, Fumapharm AG (acquired by Biogen in 2006) received approval in Germany to market Fumaderm®, which contains DMF and three ethyl fumarate salts, for the treatment of psoriasis. Fumaderm® has not been approved outside of Germany, but it is nonetheless available throughout Europe as a prescription drug sourced from German pharmacies. DMF is also the API found in Tecfidera®, which Biogen began selling for the treatment of relapsing forms of MS following approval by the FDA in March 2013 and approval for the treatment of relapsing remitting MS by the EC in January 2014. Biogen reported that Tecfidera®, which is marketed as an oral maintenance dose of 480 mg of DMF per day (240 mg twice daily), generated global revenue of approximately $4.2 billion for the year ended December 31, 2017. We estimate that there have been over 500,000 patient years of exposure to drugs containing DMF.

        We have performed more than 40 pre-clinical studies since 2006, gathering data through animal testing (and in certain cases in vitro testing of DMF in cells) on FP187®'s pharmacological activity, toxicity profile, and on dosing level effects. Beginning in 2007, we commenced a set of Phase 1 clinical trials followed by a Phase 2 clinical trial to investigate, among other things, safety and dosing tolerability of FP187®. We have successfully completed all of these clinical studies and gathered substantial positive safety and dosing data. As of the date hereof, we have conducted no clinical trials involving patients with MS.

        We have met with the FDA to discuss submission of a New Drug Application, or NDA, for FP187® to treat relapsing forms of MS, based on pre-clinical and clinical data. We have no plans at this time to submit an NDA but we may re-engage with the FDA in the future should we retain a U.S. co-exclusive license under the License Agreement as described above or determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement.

  Our Intellectual Property Strategy

        We believe the patents and patent applications associated with the Company related to, among other things, our proprietary formulation technology, combined with the patents and patent applications associated with the Company claiming dosing levels of DMF, are valuable assets. To the extent required or permitted by the License Agreement, we intend to protect, defend and/or enforce the intellectual property associated with the Company.

        The intellectual property associated with the Company includes patents and patent applications in the U.S., Europe and certain countries in Asia. We divide the intellectual property portfolio associated with the Company primarily into two patent families, which we refer to as the "Core Composition Patent" family and the "Erosion Matrix Patent" family.

        The Core Composition Patent family, based on international application PCT/DK2005/000648, filed on October 7, 2005, with priority to October 8, 2004, discloses, among other things, formulations and dosing regimens of DMF, including the use of a dose of 480 mg of DMF per day to treat MS. As described under "Risk Factors" and elsewhere in this Annual Report, whether the Core Composition Patent family discloses the use of a dose of 480 mg of DMF per day to treat MS has been challenged in the Interference Proceeding and in some European Opposition Proceedings.

        The Erosion Matrix Patent family, based on international application PCT/EP2010/050172, filed on January 8, 2010, with priority to January 9, 2009, discloses, among other things, delayed and slow-release formulations of DMF in FP187® as used in our set of Phase 1 clinical trials and a Phase 2 clinical trial.

        The following table highlights key aspects of the current status of certain applications and patents within the Core Composition Patent and Erosion Matrix Patent families:

Patent / Application	Patent Family	Status
U.S. App. 11/576,871	Core Composition	Pending (contains claims directed to treatment of MS by administering a daily dose of 480 mg of DMF). A decision was issued by the PTAB on March 31, 2017 in favor of Biogen. We have appealed the decision to the Federal Circuit and the oral argument for the appeal is scheduled for June 4, 2018.
U.S. App. 14/212,503	Core Composition
On appeal from final rejection (contains claims directed to a method of treating an MS subject with 480 mg of DMF per day, using delayed-release formulations containing from 120 mg to 240 mg of DMF which, following administration, result in certain levels of monomethyl fumarate, or MMF, the main metabolite of DMF, in the bloodstream; claims are substantially similar to claims in U.S. App. 13/957,220, which was allowed by the USPTO but voluntarily abandoned by us).
EP2801355	Core Composition
Revoked on January 29, 2018 by the EPO. The Company plans to appeal this decision (see below). Contains claims directed to the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating.
EP1799196	Core Composition
Granted (contains claims directed to controlled-release compositions that release DMF according to a specific in vitro release profile). Oppositions to this patent have been filed by third parties with the EPO. A hearing is set for September 18, 2018.
EP2965751	Core Composition
Pending (contains claims directed to compositions containing DMF wherein the daily dosage is from 480 to 600 mg and the DMF is released depending on pH for the treatment of a number of diseases). The EPO has issued a search report to which we responded on July 13, 2016. A third-party observation was filed on September 20, 2016, which we responded to on November 16, 2016. The EPO issued a negative office action on February 10, 2017, which we understood to be the result of a clerical error. We responded on August 10, 2017 to correct the error. The EPO issued a further negative office action on November 17, 2017, which we also understand to be the result of a clerical error.

Patent / Application	Patent Family	Status
EP2801354	Core Composition	Granted (contains claims directed to the treatment of MS with 480 mg per day of DMF using a controlled-release composition with particular in vitro dissolution profiles). Oppositions to this patent have been filed by third parties with the EPO. The deadline for us to file our response to the oppositions is May 14, 2018.
EP2792349	Core Composition
Pending (contains claims directed to treatment of MS with 480 mg per day of DMF using controlled-release compositions). The EPO has issued a notice of intention to grant the patent. The deadline for responding to the notice of intention to grant the patent is May 11, 2018.
EP2316430	Core Composition	Revoked by decision of July 10, 2015; under appeal to the EPO Board of Appeal. A hearing is set for May 3, 2018.
EP3093012	Core Composition
Pending (contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition). The EPO issued a notice of intention to grant the patent on May 8, 2017. We filed a reply on January 2, 2018 to correct errors and amend the patent claim set on file. The EPO has now issued a further intention to grant. A reply is due by June 25, 2018.
JP2018-017332	Core Composition	Pending (contains claims directed to enteric-coated controlled-release pharmaceutical compositions comprising DMF and having a particular in vitro dissolution profile).
U.S. Patent No. 8,906,420	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).
U.S. App. 14/561,010	Erosion Matrix	On appeal from final rejection (contains claims directed to an erosion matrix tablet having a particular composition).
EP2379063	Erosion Matrix
Granted (contains claims directed to matrix formulations with a thin enteric coating). Oppositions filed by third parties were rejected by the EPO in the first instance and the patent was maintained. A number of opponents have appealed, and the appeal is currently pending.
EP3295936	Erosion Matrix
Pending (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). Application will publish on March 21, 2018 under publication number EP3295936.

Patent / Application	Patent Family	Status
EP2564839	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). An opponent has filed a notice of opposition with the EPO. A hearing has been set for June 7, 2018.
JP5788331	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).
JP2015-149886	Erosion Matrix	Pending (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).

Core Composition Patent Family

  U.S. Intellectual Property

        U.S. Patent Application No. 11/576,871.    One of the key patent applications in the U.S. is the '871 application. The '871 application stems from the international application PCT/DK2005/000648 filed on October 7, 2005, and claims the benefit of an earlier-filed U.S. provisional application and four Danish applications. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS.

        On April 13, 2015, an administrative patent judge at the PTAB declared an Interference Proceeding between the '871 application and Biogen's '514 patent which has claims that also cover a method of treating MS, using about a 480 mg daily dose of DMF.

        An interference is an administrative proceeding at the USPTO to determine which party is the first to invent an invention claimed by two parties. The party with the earliest effective filing date to the common invention is designated "senior party" and is entitled to the presumption that it is the first inventor. During an interference, the parties can each dispute the patentability of the other party's claims, challenge the senior party designation and present proof of prior invention. Interference proceedings typically involve both a "motions" phase and a "priority" phase. However, in this Interference Proceeding those two phases were combined.

        At the outset of the Interference Proceeding, the administrative patent judge accorded the Company the benefit of the filing date of our Danish Application No. PA 2004 01546, filed on October 8, 2004, making the Company the senior party. Biogen, as the junior party in the Interference Proceeding, has the burden of proof to show a date of invention that predates the Company's date of invention. Biogen filed a motion in the Interference Proceeding to vacate benefit to the Company's priority date, which we have opposed. Biogen also filed a motion in the Interference Proceeding alleging that our claims are unpatentable under 35 U.S.C. Section 112 for lack of written description and lack of enablement, which we have opposed. The PTAB granted the motion for lack of written description on March 31, 2017. In addition, Biogen filed a motion for priority asserting February 19, 2004 as its date of conception of the invention claimed in its '514 patent, which is earlier than the October 8, 2004 priority date to which our '871 application has been accorded benefit. As the junior party in the Interference Proceeding, Biogen has the burden of proving an earlier date of conception and diligent reduction to practice of the invention from a date just before our earliest effective filing date through the date of Biogen's earliest alleged reduction to practice, which is currently Biogen's alleged first constructive reduction to practice on February 8, 2007, the date of Biogen's U.S. provisional application. Thus, Biogen must show diligence for a 28-month period from October 2004 through February 2007. We have opposed Biogen's priority motion.

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

        The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description (no other motions were ruled upon). The Company has appealed the decision to the Federal Circuit. The oral argument for the appeal is scheduled for June 4, 2018. The appeal is expected to be decided in the second half of 2018. If the Company prevails in this appeal, we expect the Federal Circuit to remand the case to the PTAB, in order for the PTAB to resolve both parties' other outstanding motions, including Biogen's priority motion.

        If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we expect the '871 application to be in condition for allowance and Biogen's '514 patent to be cancelled. If, however, Biogen is successful in proving that our claims are unpatentable, we would not prevail in the Interference Proceeding. Even if we can defeat Biogen's argument that our claims are unpatentable, if Biogen is successful in proving an earlier date of conception and diligent reduction to practice, we would not prevail in the Interference Proceeding unless we can successfully prove that Biogen's claims are unpatentable. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurance that the interference proceeding between the U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that any claims of the U.S. Patent Application No. 11/576,871 will ever issue in a patent or be royalty bearing under the Settlement and License Agreement with Biogen."

        If we prevail in the Interference Proceeding after any appeals to the Federal Circuit, we further expect the '871 application, if ultimately issued, would be entitled to patent term adjustment extending the patent term to compensate the Company for time lost during prosecution and the interference which the Company estimates would result in patent expiration in 2029 or later. However, there can be no assurance that we would obtain patent term adjustment that would fully compensate us for all such time lost.

        U.S. Patent Application No. 14/212,503.    A second key patent application in the U.S. is Application No. 14/212,503, or the '503 application. The '503 application claims a method of treating a MS subject with 480 mg of DMF per day, using delayed-release formulations containing from 120 mg to 240 mg of DMF which, following administration, result in certain levels of MMF, the main metabolite of DMF, in the bloodstream. On April 17, 2015, a USPTO patent examiner issued a "final rejection" of this patent application but we have appealed this decision and the PTAB may ultimately find the '503 application to be allowable. These claims are substantially similar to claims in another application of ours, No. 13/957,220, which were found allowable by the USPTO, but which we voluntarily abandoned.

  European Intellectual Property

        European Patent EP2801355.    The EP'355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed its review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in opposition proceedings, which are special proceedings heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29,

2018, the European Patent Office, or EPO, revoked the EP'355 patent following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, and following review of these, the Company plans to appeal the Opposition Division's decision to the Technical Board of Appeal, with an expected duration of the appeal process of an additional two to three years. The Company has until June 2, 2018 to submit its notice of appeal, and the deadline for submitting the detailed grounds of appeal is August 2, 2018. There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S. If the Company prevails in such appeal, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Any appeal would have suspensive effect, meaning that the decision of the Opposition Division to revoke the EP'355 patent would be "frozen" pending the outcome of the appeal. Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent has a maximum duration until October 2025 (subject to possible SPC extension—see below). This is the first issued patent associated with the Company covering the use of 480 mg per day of DMF to treat MS. Although Biogen may not challenge the validity of the EP'355 patent in national proceedings, the validity of the national parts of the EP'355 patent could be challenged by other third parties in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition and appeal proceedings. See "Risk Factors—Risks Related to Intellectual Property—There can be no assurance that even if we are successful in the opposition and appeal proceedings involving the patents associated with the Company currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings (also called "nullity actions" or "revocation actions") involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not."

        SPC Applications.    In a number of countries in the EU, we have applied for national SPCs in reliance on the EP'355 patent and the EU marketing authorization for Biogen's product Tecfidera®. If these applications are successful, the resultant SPCs will effectively extend the duration of the EP'355 patent, insofar as it covers Tecfidera®, from October 2025 until January 2029. So far, the SPC applications have been granted in Cyprus, France, Greece, Hungary, Ireland, Italy, Latvia, Luxembourg, Slovenia, Spain and Sweden. This is possible because the case law of the Court of Justice for the European Union currently allows patent holders to obtain SPCs in reliance on marketing authorizations held by third parties. If the case law were to change such that this is no longer a possibility, we would expect any such SPCs granted in our favor to be revoked. Further, if an EU national court were to hold (subject to any appeal) that the claims of the EP'355 patent do not cover Tecfidera®, we would expect the national court to revoke any SPC granted in our favor in that country.

        European Patent EP1799196.    The European patent EP1799196 associated with the Company, or the EP'196 patent, covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The patent was granted on June 22, 2016. Oppositions to this patent have been filed by third parties with the EPO. A hearing has been set for September 18, 2018. Final written submissions ahead of this hearing have to be filed by July 18, 2018.

        European Patent Application EP2965751.    Another key patent application in the EU is EP2965751, formerly EP15166243.4, or the '751 application. The '751 application covers, among other things, compositions containing DMF where the daily dosage is 480 to 600 mg and the DMF is released depending on pH. The EPO has completed its initial review of this application and issued a negative search report on January 13, 2016. We responded to the search report on July 13, 2016. A third-party observation was filed on September 20, 2016. We responded to the third-party observation on November 16, 2016. A negative office action was issued on February 10, 2017, which we understood to have been the result of a clerical error. We responded on August 10, 2017 to correct the error. The EPO issued a further negative office action on November 17, 2017, which we also understand to be the result of a clerical error.

        European Patent EP2801354.    A key patent in the EU is EP2801354, or the EP'354 patent. The EP'354 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using a controlled-release composition with particular in vitro dissolution profiles. The patent was granted on February 8, 2017. Oppositions to this patent have been filed by third parties with the EPO. The deadline for us to file our response to the oppositions is May 14, 2018.

        European Patent Application EP2792349.    Another key patent application in the EU is EP2792349, formerly EP14172396.5, or the '349 application. The '349 application covers, among other things, the treatment of MS with 480 mg per day of DMF using controlled-release compositions. The EPO issued a notice of intention to grant the patent. The deadline for responding to the notice of intention to grant the patent is May 11, 2018.

        European Patent EP2316430.    The European patent EP2316430 associated with the Company covers DMF formulations with certain in vitro dissolution profiles. By a decision issued in July 2015, an Opposition Division of the European Patent Office revoked EP2316430, in particular, for the reason that the claims allegedly contain subject matter not directly and unambiguously derivable from the original application as filed. The Opposition Division of the European Patent Office did not adjudicate on the issues of novelty or inventive step. We have filed an appeal against this decision. Thus, the revocation will only become effective if and when confirmed by the Technical Board of Appeal. As in any legal proceeding, there can be no assurance that we will be successful in our appeal. The claims of this patent are different from the claims of both the '871 application (the U.S. patent application that is currently in the Interference Proceeding), as well as the EP'355 patent. However, the EP'355 patent and European patent EP2316430 are divisionals of the same original application. A hearing at the EPO has been set for May 3, 2018.

        European Patent Application EP3093012.    Another key patent application in the EU is EP3093012, formerly EP16001391.8, or the '012 application. The '012 application covers, among other things, controlled-release pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition. The EPO issued a notice of intention to grant the patent on May 8, 2017. We filed a reply on 2 Jan 2018 to correct some errors and amend the patent claim set on file and the EPO has now issued a further intention to grant, a reply to which is due by June 25, 2018.

Erosion Matrix Patent Family

        European Patent EP2379063.    A patent from the Erosion Matrix Patent family associated with the Company, EP2379063 (covering matrix formulations with a thin enteric coating), has been granted by the EPO. Multiple third parties, including Biogen, opposed this patent before the EPO. Those oppositions were rejected by the EPO and the patent was maintained in its entirety at a hearing on April 5, 2016. The decision has been appealed.

        European Patent EP2564839 (containing claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).    The EPO issued this patent on May 11, 2016. An opponent has filed a notice of opposition with the EPO. A hearing has been set by the EPO for June 7, 2018.

        European Patent Application EP3295936.    A pending application (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition) was published on March 21, 2018 under publication number EP3295936.

        U.S. Patent No. 8,906,420.    In the U.S., the USPTO reviewed the European oppositions to EP2379063 and has since issued our patent application 13/143,498 covering FP187®, which is entitled "Pharmaceutical formulation comprising one or more fumaric acid esters in an erosion matrix." The application issued as U.S. Patent No. 8,906,420 on December 9, 2014, and will expire at the latest in January 2030.

Other Patent Families

        Beyond the Core Composition Patent and Erosion Matrix Patent families, the other patent families associated with the Company include U.S. Patent Application Nos. 15/834,799 and 15/723,749, directed, among other things, to dosing regimens of DMF.

Clinical Development Summary

        Our clinical development strategy, if we reinitiate development of a DMF Formulation in the U.S., will be designed with a view towards satisfying marketing approval requirements in the U.S. We have conducted an extensive pre-clinical program and have completed several Phase 1 clinical trials and one Phase 2 clinical trial. We have no current plan to pursue Phase 3 development of FP187®.

Material Agreements

  Biogen License Agreement

        As discussed above, on February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the U.S., and an exclusive license outside the U.S., to the Company's intellectual property, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any waiting period under the HSR Act, to obtain an exclusive license to the Company's intellectual property in the U.S. In accordance with the License Agreement, Biogen paid the Company a non-refundable cash fee of $1.25 billion and could be obligated to pay the Company royalties provided that other conditions of the License Agreement are satisfied. See "—Our Company—License Agreement with Biogen."

  Aditech Agreements

        In 2004, Aditech, controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to formulations and dosing regimens of DMF, subject to both diligence and minimum annual expenditure (EUR 1.0 million per year) obligations on our part.

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

        In addition, the addendum to the patent transfer agreement, or the Addendum, clarifies the royalties payable to Aditech in connection with any proceeds received by the Company from Biogen under the License Agreement. The Addendum specifies that Aditech is entitled to 2% of the Non-refundable Fee (or $25 million). This was paid to Aditech in 2017. The Addendum further specifies that Aditech is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its U.S. co-exclusive license. Should the Company not assign its U.S. co-exclusive license to a third party but instead utilize the co-exclusive license to develop a DMF-containing product on its own, the Company will, as was also the case prior to entry into the addendum, be required to pay Aditech a royalty of 2% of the net sales of such a product.

Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target multiple sclerosis. Our future success will depend on the continued market acceptance of Tecfidera®. We expect approved MS treatments, such as Tecfidera®, will continue to face intense and increasing competition as new and improved products enter the MS markets and advanced technologies become available. Competition from any newly approved products (whether branded, generics or biosimilars) may reduce Tecfidera® sales, which in turn may reduce possible royalties payable by Biogen to us. Furthermore, if Biogen does not obtain an exclusive U.S. license and we reinitiate the development of a DMF Formulation for sale in the U.S. under a U.S. co-exclusive license with Biogen, either on our own or through any assignee of our U.S. co-exclusive license, or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, competition with Biogen and others may reduce possible royalties or other payments owed to us. Several companies are developing additional treatments for multiple sclerosis, and late-stage clinical candidates include, but are not limited to, generic versions of existing medications and Celgene's ozanimod. Competition among products approved for sale is based, among other things, on safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors.

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

Facilities

        Our corporate headquarters are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2017, we paid 567,000 DKK (approximately $85,000), including value added tax, or VAT, for such premises. Forward Pharma FA ApS and Forward Pharma Operations ApS, our wholly owned Danish subsidiaries, are also located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark. For more information, see "—Related Party Transactions—Leased Premises."

        Forward Pharma GmbH, our wholly owned German subsidiary, has approximately 700 square feet of office space for administrative activities in Leipzig, Germany. In 2017, we paid EUR 25,000 (approximately $28,000) for such premises (excluding fees paid for electricity and cleaning fees).

        Forward Pharma USA, LLC, our wholly owned U.S. subsidiary, is located in Hawthorne, New York and has office space of approximately 450 square feet. Our lease payments for 2017 for these premises were $32,000. Beginning on April 1, 2018, Forward Pharma USA, LLC relocated its office to Suffern, New York. The new office space is approximately 140 square feet at a monthly cost of $1,100.

        The Company's long-term office lease commitments are not material.

Employees

        As of March 31, 2018, we had five employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2015	2016	2017	2018
Function:
Clinical and regulatory affairs	4	3	0	0
Engineering and production	3	3	1	1
Management and administration	7	7	4	4

Total	14	13	5	5

Geography:
Germany	6	4	2	2
Denmark	5	6	2	2
United States	3	3	1	1

Total	14	13	5	5

        Two of our employees are represented by a labor union while none of our employees is covered under a collective bargaining agreement. We have never experienced any work stoppages.

        All other operational tasks are or have been outsourced to consultant experts or consulting service companies, such as development, regulatory, patent and legal experts. We engage approximately 15 individuals and firms as consultants and experts.

        As a result of entering into the License Agreement, we effected an organizational realignment to reduce personnel and operating expenses in mid-year 2017.

        In the U.S., our activities and personnel are primarily focused on U.S. public company legal and accounting reporting and compliance and related administrative functions to support Forward Pharma A/S.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our research and pre-clinical and clinical development. In the future, unless and until Biogen obtains a U.S. exclusive license, we may be required to obtain additional insurance to cover potential product liability and other risks which are inherent in the manufacturing, marketing, commercialization and use of drugs. There can be no assurance that such insurance will be available on commercially reasonable terms or at all.

        We believe that we currently maintain appropriate insurance coverage, and that our current insurance coverage is in line with insurance coverage for comparable companies.

Legal Proceedings

        We may, from time to time, become involved in legal proceedings in the ordinary course of business. We have not been a party to or paid any fees or damages in connection with any litigation, including any of the patent opposition actions pending before the EPO, that has had a material adverse effect on our business or financial position. On November 18, 2014, we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Dusseldorf, alleging infringement of our German Utility Model DE 20 2005 022 112 due to Biogen's marketing of Tecfidera® in Germany. The case was expanded on May 26, 2015, to include infringement of our European patent EP2801355. On July 15, 2015, Biogen initiated cancellation proceedings against Utility Model DE 20 2005 022 112 before the German Patent and Trademark Office. Pursuant to the License Agreement, we agreed to withdraw with prejudice and no right to refile the litigation related to our German Utility Model DE 20 2005 022 112 and European patent EP2801355. The cancellation proceedings were terminated on March 29, 2017.

        Opposition proceedings and appeals therefrom against five of the European patents associated with the Company are currently ongoing and in addition we are involved in the Opposition Proceeding concerning EP'355, including any appeals, and also the Interference Proceeding. There can be no assurance that these patent proceedings or other future legal proceedings will not have a material adverse effect on our financial position. See "Risk Factors—Risks Related to Our Business and Industry—There can be no assurance that the interference proceeding between the U.S. Patent Application No. 11/576,871 and Biogen's U.S. Patent No. 8,399,514 will ultimately result in judgment against Biogen and the cancellation of its patent claims. In addition, there can be no assurance that any claims of the U.S. Patent Application No. 11/576,871 will ever issue in a patent or be royalty bearing under the Settlement and License Agreement with Biogen."

C.  Organizational Structure

        The registrant corporation, Forward Pharma A/S, has four wholly owned subsidiaries, Forward Pharma GmbH, our subsidiary in Germany, Forward Pharma USA, LLC, our subsidiary in the U.S., and Forward Pharma Operations ApS and Forward Pharma FA ApS, our subsidiaries in Denmark. FWP IP ApS was a wholly owned Danish subsidiary of Forward Pharma Operations ApS until November 22, 2017. All of our operations are conducted within Forward Pharma A/S or one of our subsidiaries.

D.  Property, Plant and Equipment

        See "—Business Overview—Facilities" for a description of our leased premises. Our equipment includes computers, office equipment, furniture and manufacturing equipment with a net book value at December 31, 2017 and 2016, of $12,000 and $268,000, respectively. At December 31, 2016 we held manufacturing equipment with a book value of $248,000. In connection with winding down of research and development efforts in 2017, our manufacturing equipment was deemed impaired and accordingly during the year ended December 31, 2017 the book value of our manufacturing equipment was reduced to zero. None of our equipment is leased and there are no liens or encumbrances on our equipment.

        We currently do not have any material commitments to acquire tangible fixed assets; however, it is possible that if we reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, we may need to acquire additional manufacturing equipment that would be placed in service at a contract manufacturer's facility to be used on our behalf to manufacture such DMF Formulation. It is uncertain at this time what, if any, manufacturing equipment we may need to acquire. The timing and amount of any manufacturing equipment purchases we make in the future will be determined based on the terms and conditions of any long-term supply contracts we may enter into with our contract manufacturers. We currently do not have any long-term supply agreements with our vendors.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

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

A.  Operating Results Overview

Overview

        Forward Pharma A/S is a Danish biopharmaceutical company that was founded in 2005 to advance unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including MS. We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are currently composed of a Danish incorporated parent company, Forward Pharma A/S, a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, a wholly owned subsidiary formed in the state of Delaware, Forward Pharma USA, LLC, and two wholly owned subsidiaries organized in Denmark, Forward Pharma Operations ApS and Forward Pharma FA ApS. During 2017, as part of the restructuring that is discussed below, FWP IP ApS was established on June 30, 2017 as a wholly owned subsidiary of Forward Pharma Operations ApS and sold on November 22, 2017. As discussed in more detail elsewhere herein, the Company entered into the License Agreement with Biogen that became effective on February 1, 2017. Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS. As a result of entering into the License Agreement, the future development and sale by us of a DMF Formulation is uncertain at this time and will be determined based on the outcome of matters discussed further below. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. Under certain conditions, the Company may decide to reinitiate the development of FP187®, or initiate the development of another DMF Formulation.

Restructuring

        Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Forward Pharma Operations ApS (a newly created and wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Forward Pharma Operations ApS transferred the intellectual property to FWP IP ApS (a newly created and wholly owned Danish limited liability company). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP ApS was sold to FWP HoldCo ApS, a newly formed Danish limited liability company that is owned and controlled by FWP Fonden, a newly formed independent Danish foundation. FWP HoldCo ApS paid Forward Pharma Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP ApS. FWP Fonden's three-member board includes one independent director and one director appointed from each of the Company and Biogen. Accordingly, the Company does not control FWP Fonden. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of FWP Fonden and is obligated to pay 100,000 DKK ($16,000 based on the December 31, 2017 exchange rate) annually to FWP IP ApS in exchange for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property in accordance with certain agreements. In connection with the initial capitalization of FWP Fonden, the Company's annual funding obligations to FWP IP ApS and the sale of the capital stock of FWP IP ApS to FWP HoldCo ApS, the Company incurred a net expense of $759,000 that is included in general and administrative expenses for the year ended December 31, 2017. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP ApS through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company (as long as the U.S. license granted to Biogen remains co-exclusive) and European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee.

Share Split and Shareholder Distribution

        On August 2, 2017, the Company's shareholders approved 10 for 1 share split and a capital reduction of EUR 917.7 million, or $1.1 billion. The Capital Reduction was effected by a distribution to shareholders in September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. Following the Share Split and the Capital Reduction, each ADS was modified to represent two ordinary shares. Each ordinary share subsequent to the Share Split has a nominal value of 0.01 DKK. See Notes 3.6 and 5.1 in the accompanying financial statements for additional information.

Amendment to the Company's Articles of Association

        In November 2017, the shareholders of the Company approved an amendment to the Company's articles of association, which modified the terms of certain outstanding options and warrants granted by the Company to mitigate the dilution to such awards caused by the Shareholder Distribution. In November 2017, a similar amendment was approved by the board of directors of the Company in respect to certain deferred share awards granted by the Company (the amended options, warrants and deferred shares are collectively referred to as the "Awards" and the amendments of the Awards are collectively referred to as the "Amendment"). The overall effect of the Amendment provided for cash payments to Award holders of EUR 36.2 million ($43.4 million based on the December 31, 2017 exchange rate) and a reduction in the number of outstanding Awards by 28.8 million. As a result of the Amendment, the Company recognized compensation expense of $11.7 million and a reduction to shareholder equity of $32.2 million. See Notes 3.4 and 5.1 in the accompanying financial statements for additional information.

Intellectual Property Proceedings and the License Agreement

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

        On April 13, 2015, an administrative patent judge at the PTAB declared the Interference Proceeding between the '871 application '514 patent held by a subsidiary of Biogen. The License Agreement does not resolve the Interference Proceeding or the Opposition Proceeding. The Company and Biogen intend to permit the PTAB and the Federal Circuit, as applicable, and the EPO, and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them. Only if the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, as discussed further below, will it be eligible to receive royalties starting as early as 2021 based on Biogen's net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

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

        If the Company is successful in the Interference Proceeding, but certain conditions are not met in the U.S., including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen, under which the Company may assign its co-exclusive license, on one occasion only, to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen's net sales in the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen's net sales in the U.S. Moreover, if Biogen prevails in the Interference Proceeding, after any appeals to the Federal Circuit, we may be prevented from commercializing FP187® for MS in the U.S. at a 480 mg per day dose. Were this to occur, we would have the chance to review opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If we are unable to commercialize FP187® or any other product for sale in the U.S., we would be unable to generate any revenue from such a product.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S.

        The receipt of the Non-refundable Fee triggered a $25 million obligation payable to Aditech in accordance with the Addendum to the patent transfer agreement between the Company and Aditech. See Note 6.2 in the accompanying financial statements for additional information.

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company has appealed the decision to the Federal Circuit. The oral argument for the appeal is scheduled for June 4, 2018 and the Company expects a decision in the appeal in the second half of 2018.

        On January 29, 2018, the Opposition Division of the EPO concluded the oral proceedings concerning the '355 patent and issued an initial decision in the Opposition Proceedings. The Opposition Division revoked the '355 patent after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, and following review of these, the Company plans to appeal the Opposition Division's decision to the Technical Board of Appeal, with an expected duration of the appeal process of an additional two to three years. The Company has until June 2, 2018 to submit its notice of appeal, and the deadline for submitting the detailed grounds of appeal is August 2, 2018. If the Company prevails in such appeal, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition.

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

Financial Operations Overview

Revenue

        Prior to entering into the License Agreement, we had not generated any operating revenue and we will likely not generate operating revenue in the future unless we prevail in either the Interference Proceeding or the Opposition Proceeding.

        The Company elected to adopt IFRS 15 Revenue from Contracts with Customer, or IFRS 15, on January 1, 2017. Under IFRS 15 the Company recognizes revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for such good or services. Prior to entering to the License Agreement, the Company did not have revenue from contracts with customers that were within the scope of IFRS 15 and therefore the initial adoption of IFRS 15 had no effect on previously reported financial statements nor was an adjustment made to the Company's accumulated deficit at January 1, 2017. The only contract that the Company is party to that is within the scope of IFRS 15 is the License Agreement.

        Management concluded that the Non-refundable Fee should be recognized as revenue in full in 2017. In reaching this conclusion, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed intellectual property both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed intellectual property whether under a co-exclusive license or an exclusive license. The License Agreement requires the Company (i) to fund the cost to file, prosecute and maintain the Company's United States patents and European patent EP 2801355, (ii) to participate in an intellectual property advisory committee and (iii) to provide the annual funding of 100,000 DKK (collectively "Defense Costs"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company's obligation to defend the intellectual property does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen has full unrestricted use of the Company's intellectual property at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed intellectual property, the License Agreement is deemed to provide Biogen with a right to use the Company's intellectual property upon the consummation of the License Agreement.

Research and Development Costs

        Historical research and development costs relate primarily to the development of FP187® for the treatment of psoriasis and MS, and they consist primarily of:

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

  •
  costs for formulation, development and production of FP187® tablets in new doses for use in clinical trials; and production of DMF by our current external CMOs, including the costs of testing related to increasing the batch sizes and manufacturing capability of our CMOs in order for us to be able to scale to anticipated next level or later commercial production levels and the costs of limited initial testing of new tablet strengths and forms for the treatment of relapsing forms of MS;

  •
  fees and other costs paid to clinical research organizations, or CROs, in connection with pre-clinical testing, formulation and product testing of FP187®; and the fees and costs associated with the performance of clinical trials in relapsing forms of MS and psoriasis, that have been outsourced to CROs, in anticipation of planning and running the clinical trials for us, and helping us to gather and maintain all required clinical data for regulatory purposes; and

  •
  fees and expenses incurred to prepare and file patent applications and other intellectual property claims, responding to patent office actions, and conducting patent opposition and interference proceedings and other activities aimed at enhancing and protecting our intellectual property estate provided such fees and expenses relate to intellectual property-related activities that reside within the USPTO, EPO or other country-specific patent registry offices. If expenses incurred are associated with the Company's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices) they are classified within general and administrative expenses.

        In 2017, 2016 and 2015, we incurred research and development expenses of $20.5 million, $41.1 million and $33.7 million respectively. Our research and development costs vary substantially from period to period based on numerous factors, many of which are not within the control of the Company. We expect that our research and development costs will decrease in the future since our organizational realignment to reduce personnel and operating expenses was substantially completed by September 30, 2017. If Biogen does not obtain a U.S. exclusive license under the License Agreement and we reinitiate the development of a DMF Formulation for sale in the U.S. under a co-exclusive license with Biogen, either on our own or through any assignee of our U.S. co-exclusive license, or we determine in the future to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement, we may incur increased research and development costs. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation.

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
  in 2017, costs of the restructuring;

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

Non-operating income and (expenses)

        Components of non-operating income and (expenses) consisted primarily of:

  •
  gains/losses from changes in foreign exchange rates related to certain financial assets and liabilities

  •
  interest income earned on available-for-sale financial assets; and

  •
  bank fees, including negative interest on Euro and DKK cash holdings.

Results of Operations

Comparison of the years ended December 31, 2017 and 2016

	Year ended December 31,
	2017	2016	Change favorable (unfavorable)
	(USD in thousands)
Revenue from the License Agreement	1,250,000	—	1,250,000
Cost of the Aditech Pharma AG patent transfer agreement	(25,000)	—	(25,000)
Research and development costs	(20,496)	(41,052)	20,556
General and administrative costs	(17,107)	(14,382)	(2,725)

Operating income (loss)	1,187,397	(55,434)	1,242,831
Exchange rate (losses) gains	(241)	598	(839)
Interest income	227	389	(162)
Other finance costs	(2,895)	(92)	(2,803)

Income (loss) before tax	1,184,488	(54,539)	1,239,027
Income tax (expense) benefit	(267,395)	21,203	(288,598)

Net income (loss)	917,093	(33,336)	950,429

Revenue from License Agreement for the years ended December 31, 2017 and 2016

        During the year ended December 31, 2017, the Company recognized as revenue the $1.25 billion nonrecurring Non-refundable Fee that was received during February 2017. Prior to entering into the License Agreement, the Company did not have contracts with customers and, accordingly, there was no revenue recognized during the year ended December 31, 2016 or since the Company was founded in 2005.

        The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Interference Proceeding and/or the Opposition Proceeding and certain other conditions of the License Agreement are satisfied. It is uncertain whether the Company will prevail in the Interference Proceeding and/or the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement. In the event the

Company does prevail in either the Interference Proceeding and/or the Opposition Proceeding, Biogen would be obligated to remit future royalties to the Company as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied. See Note 1.2 to the financial statements.

Cost of Aditech Pharma AG agreement for the years ended December 31, 2017 and 2016

        The terms of the patent transfer agreement between Aditech and the Company, including the Addendum executed in January 2017, provided for Aditech to receive a payment equal to 2% of the Non-refundable Fee, or $25 million, during the year ended December 31, 2017. During the year ended December 31, 2016, there were no amounts due Aditech.

        Should the Company prevail in either the Interference Proceeding and/or the Opposition Proceeding, additional compensation may be due to Aditech. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive license. Should the Company not assign its United States co-exclusive license to a third party but instead utilize the United States co-exclusive license to develop a DMF Formulation, the Company will, as it was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product. See Note 6.2 to the financial statements.

Research and development costs for the years ended December 31, 2017 and 2016

        Research and development costs for the years ended December 31, 2017 and 2016 were $20.5 million and $41.1 million, respectively. The decrease in research and development costs for the year ended December 31, 2017 of $20.6 million is the result of lower costs incurred in connection with the Interference Proceeding, lower share-based compensation and the winding down of our development efforts of FP187®. The decrease was offset by $9.5 million of additional compensation expense recognized during the year ended December 31, 2017 in connection with the Amendment of Awards as discussed above. Fees to patent advisors and other patent-related costs decreased from $16.3 million in the year ended December 31, 2016 to $2.7 million in the year ended December 31, 2017. Fees to patent advisors and other patent-related costs include the cost to conduct the Interference Proceeding. The decrease is the result of reduced activities subsequent to the oral argument on November 30, 2016 for the Interference Proceeding and the PTAB's issuance of the decision in the Interference Proceeding in favor of Biogen on March 31, 2017. Share-based compensation decreased from $8.0 million in the year ended December 31, 2016 to $4.9 million in the year ended December 31, 2017 in connection with the vesting of equity awards issued during the years ended December 31, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting combined with the favorable effect related to the benefit recognized during the year ended December 31, 2017 in connection with equity awards that were forfeited as the result of employee terminations where the forfeited equity awards were initially expected to vest in full. The balance of the decrease in research and development cost during the year ended December 31, 2017 is the result of winding down FP187® development costs including all preclinical, clinical and contract manufacturing efforts that were in process prior to the effective date of the License Agreement. We currently expect our research and development costs will continue to decline in 2018, as the wind down of development activities of FP187® was substantially completed by

September 30, 2017. However, if we decide to reinitiate development of a DMF Formulation for sale in the U.S., our research and development expenses will likely increase. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation (whether on our own or through any assignee of our U.S. co-exclusive license license).

General and administrative costs for the years ended December 31, 2017 and 2016

        General and administrative costs for the years ended December 31, 2017 and 2016 were $17.1 million and $14.4 million, respectively. The increase in general and administrative costs in the year ended December 31, 2017 of $2.7 million resulted from increased legal and accounting costs, compensation expense and costs related to the restructuring. A decrease in share-based compensation offset these increases. Legal and accounting fees were $6.9 million in the year ended December 31, 2017 compared to $4.4 million in the year ended December 31, 2016. The increase in legal and accounting fees is related to the License Agreement and the restructuring. During the year ended December 31, 2017, the Company recognized $2.2 million of additional compensation expense in connection with the Amendment of Awards and $759,000 in connection with the formation of the foundation, FWP Fonden, and the sale of FWP IP ApS as discussed above. Share-based compensation decreased from $6.3 million in the year ended December 31, 2016 to $2.2 million in the year ended December 31, 2017. The favorable change was related to the benefit recognized during the year ended December 31, 2017 in connection with equity awards that were forfeited as the result of employee terminations where the forfeited equity awards were initially expected to vest in full. We expect our general and administrative costs will remain at current levels; however, considering the high level of uncertainty associated with the Interference Proceeding and the Opposition Proceeding including any appeals, it is possible that unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating income (expense) for the years ended December 31, 2017 and 2016

        During the year ended December 31, 2017, the Company recognized a foreign exchange loss of $241,000. The $241,000 foreign exchange loss resulted primarily from the negative effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash and cash equivalents are converted to DKK at December 31, 2017. During the year ended December 31, 2016, the Company recognized a foreign exchange gain of $598,000. The $598,000 non-cash foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash, cash equivalents and available-for-sale financial assets are converted to DKK at December 31, 2016.

        During the years ended December 31, 2017 and 2016, the Company recognized interest income from available-for-sale financial assets of $227,000 and $389,000, respectively. The decrease in the year ended December 31, 2017 is the result of lower amounts invested in available-for-sale financial assets during the period.

        Other finance costs include bank fees ("negative interest") that increased in the year ended December 31, 2017 as the result of the Company holding significant cash deposits during the period.

Income tax expense (benefit) for the years ended December 31, 2017 and 2016

        Income tax expense for the year ended December 31, 2017 totaled $267.4 million. During the year ended December 31, 2016, the Company recognized a tax benefit of $21.2 million. The tax expense for the year ended December 31, 2017 resulted from the receipt of the Non-refundable Fee, partially offset by operating expenses, giving rise to pretax income of $1.2 billion. The effective tax rate for the period is 22.6%, which is slightly higher than the Danish statutory tax rate of 22.0%. The difference between the effective tax rate and the statutory tax rate is primarily the result of higher tax rate in Germany, where the Company has taxable nexus in addition to Denmark, and certain nondeductible items related to share-based compensation and the Shareholder Distribution. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized. The income tax benefit for the year ended December 31, 2016 resulted from the recognition of deferred tax assets that prior to 2016 did not meet the criteria for recognition.

Comparison of the years ended December 31, 2016 and 2015

	Year ended December 31,
	2016	2015	Change favorable (unfavorable)
	(USD in thousands)
Total revenue	—	—	—
Research and development costs	(41,052)	(33,727)	(7,325)
General and administrative costs	(14,382)	(15,852)	1,470

Operating loss	(55,434)	(49,579)	(5,855)
Exchange rate gains (losses)	598	11,933	(11,335)
Interest income	389	438	(49)
Other finance costs (net)	(92)	(132)	40

Net loss before tax	(54,539)	(37,340)	(17,199)
Income tax benefit	21,203	336	20,867

Net loss	(33,336)	(37,004)	3,668

  Research and development costs for the years ended December 31, 2016 and 2015

        Research and development costs for the years ended December 31, 2016 and 2015 were $41.1 million and $33.7 million, respectively. The increase in research and development costs for the year ended December 31, 2016 of $7.3 million was primarily related to increased costs to register and safeguard our intellectual property and higher share-based compensation. These increases were partially offset by a reduction in the use of contract manufacturers and clinical research organizations during our evaluation of options for an alternative Phase 3 clinical plan for FP187® in relapsing forms of MS. Fees to patent advisors and other patent-related costs increased from $8.9 million in the year ended December 31, 2015 to $16.3 million in the year ended December 31, 2016. Fees to patent advisors and other patent-related costs include the cost to conduct the Interference Proceeding. Share-based compensation increased from $6.0 million in the year ended December 31, 2015 to $8.0 million in the year ended December 31, 2016 as the result of the vesting of equity awards granted during the years ended December 31, 2016 and 2015 to employees and consultants involved in research and development activities.

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

  Non-operating income (expense) for the years ended December 31, 2016 and 2015

        During the years ended December 31, 2016 and 2015, the Company recognized foreign exchange gains of $598,000 and $11.9 million respectively. The foreign exchange gain in each of the years resulted primarily from Forward Pharma A/S holding cash and available-for-sale financial assets denominated in U.S. Dollars, or USD, while the Parent's functional currency is the DKK. The gain is the direct result of the strengthening of the USD compared to the DKK during the year that is reflected as a non-cash foreign exchange gain when the cash and available-for-sale financial assets denominated USD are converted to DKK at year end.

        During the years ended December 31, 2016 and 2015, the Company recognized interest income from available-for-sale financial assets of $389,000 and $438,000, respectively.

  Income tax benefit for the years ended December 31, 2016 and 2015

        During the years ended December 31, 2016 and 2015, the Company recognized tax benefits of $21.2 million and $336,000, respectively. The income tax benefit for the year ended December 31, 2016 resulted from Management concluding that it was probable the Company would have taxable profits in 2017 thereby enabling the Company to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the likelihood and magnitude of the Company's estimated taxable income for the year ending December 31, 2017 considering the License Agreement. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carryforwards. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized. The income tax benefit for the year ended December 31, 2015 includes $158,000 that resulted from the Company's participation in a joint taxation scheme with Tech Growth whereby the Company recorded a tax benefit for Tech Growth's utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of the joint taxation group. The balance of the income tax benefit recognized in 2015, resulted from an application made with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's tax loss carry forward.

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

        A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on humans prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with our individual development projects, if any, are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of biopharmaceutical products, management has concluded that the future economic benefits associated with FP187® cannot be estimated with sufficient certainty until research and development efforts are finalized and the necessary regulatory final approvals have been obtained. Further, as a result of entering into the License Agreement, it is uncertain whether we will continue to develop a DMF Formulation. Accordingly, given the current stage of the development of FP187®, no development expenditures have yet been capitalized.

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

        The Company determines the initial fair value and subsequent accounting for equity awards granted to the Company's employees, consultants and directors using an option pricing model (Black-Scholes) that requires management to use many subjective assumptions. The subjective nature of the assumptions requires management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions may yield significantly different results. The most significant assumptions included the following: the expected period an equity award will be outstanding and the peer group we use to determine volatility. Before the Company's ADSs were quoted on an active market, the underlying fair value share price used to value equity awards was determined by applying a discounted cash flow, or DCF, model based on estimated long-term future cash flows that are inherently uncertain. Subsequent to the Company's IPO, determining the initial fair value and subsequent accounting for equity awards will continue to require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted and therefore DCF valuations are not used subsequent to our IPO in October 2014. As a public listed entity, in the future after there has been an extended period of historical trading activity of the Company's ADSs, the Company will determine the fair value of an equity award using an option valuation model that incorporates the historical trading attributes of the Company's ADSs including the volatility and the expected life of an equity award.

  Income taxes

        We recognize deferred tax assets, including the tax base of tax loss carry forwards, if our management assesses that these taxes can be offset against positive taxable income within a foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits together with future tax planning strategies. Such a judgment will be made on an ongoing basis and is based on historical results of operations, budgets and business plans, including any planned commercial activities. Prior to December 31, 2016, we did not recognize deferred tax assets, since we historically have experienced recurring losses and there was uncertainty of future taxable income. However, considering the License Agreement, it became probable at December 31, 2016 that the Company would have taxable income in 2017 thereby enabling the Company to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the close proximity of the date the License Agreement was executed to December 31, 2016 and the magnitude of the Non-refundable Fee compared to the projected total expenses in 2017. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carry forwards. Taxable profits are not assured beyond the year ending December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

        We are subject to income taxes in Denmark and Germany. Significant judgment is required in determining the timing of recognition of current taxes payable as well as deferred tax assets and liabilities. There are transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Company's Danish, German and U.S. tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Company that would expose the Company to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between the Company, Forward Pharma Operations ApS, FWP IP ApS, Forward Pharma GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether pricing of such transactions were at arm's length. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        We have taken the position that we are not subject to U.S. federal or state income tax. In reaching this conclusion, significant judgment was used in evaluating the nature of our operations in the U.S., the interpretation of the U.S. and Danish tax laws, and the income tax treaty between the U.S. and Denmark. Management believes that the tax filing provisions taken in the U.S. and Denmark regarding Forward Pharma USA, LLC are correct; however, there is always a risk that the U.S. or Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        As a result of the receipt of the Non-refundable Fee and the resulting taxable income, management expects that the tax authorities in Denmark will conduct audits of our tax returns. The German tax authorities have recently commenced tax audits of Forward Pharma GmbH's tax returns for each of the four years ended December 31, 2016 and the German tax authorities have indicated that they will audit Forward Pharma GmbH's tax return, when filed, for the year ended December 31, 2017. Any audits conducted by the tax authorities will focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. There is also a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the taxing authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the local tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more localities, it would result in the Company experiencing a higher effective tax rate that could be material. Management believes that the tax positions taken with regard to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish and/or the German tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        The Company made certain cash payments, or the Deduction, to equity awards holders during the year ended December 31, 2017. The Company believes the Deduction, that totaled EUR 36.2 million ($43.4 million based on the December 31, 2017 exchange rate), represents compensation for services rendered to the Company and is tax deductible for Danish tax purposes. Management believes that the tax positions taken with regard to the Deduction are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. See Note 3.4 in the accompanying financial statements for additional information.

        As of December 31, 2017, we have no unused tax loss carry forwards in Denmark and EUR 12.3 million ($14.8 million tax effected based on the December 31, 2017 exchange rate) in Germany. The German tax loss carry forwards have no expiry date; however, Forward Pharma GmbH's ability to use tax loss carry forwards in any one year is limited to 100% of the first EUR 1 million ($1.1 million based on the December 31, 2017 exchange rate) of taxable income plus 60% of taxable income above EUR 1 million. Since Forward Pharma GmbH's taxable profits are not assured beyond the year ended December 31, 2017, available tax loss carry forwards do not meet the criteria for financial statement recognition and therefore the related deferred tax asset has not been recognized at December 31, 2017.

        Forward Pharma A/S is currently subject to joint taxation in Denmark and has an employee in the U.S. For more, see "Risk Factors—Risks Related to Danish Law and Our Operations in Denmark" and Notes 3.5 and 6.2 in the accompanying financial statements for additional information.

Recent Accounting Pronouncements

  Standards effective in 2017:

        The IASB issued new standards, amendments to standards and interpretations that are effective in 2017, or the 2017 New Standards. None of the 2017 New Standards affected the Company's financial statements.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2018, or the New Standards. None of the New Standards are currently expected to have a material effect on the Company's financial statements; including, as discussed below, the future adoption of IFRS 16 Leases, or IFRS 16. At December 31, 2017 the Company did not hold any financial instruments that would be affected by IFRS 9 Financial Instruments. Management's current expectation is that New Standards will be adopted by the Company when mandated.

        IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The impact on the Company's financial statements from the future adoption of IFRS 16 will be determined based on facts and circumstances that exist at the time of adoption that cannot be predicted currently. As of December 31, 2017, the Company only has leases with terms of twelve months or of low value assets and therefore had the adoption of IFRS 16 occurred at December 31, 2017 the effect on the Company's consolidated financial statements would be immaterial.

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

B.  Liquidity and Capital Resources

Comparison of the Years ended December 31, 2017 and 2016

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016
	(USD in thousands)
Net cash flows provided by (used in) operating activities	939,947	(34,105)
Net cash flows provided by investing activities	85,365	41,170
Net cash flows (used in) provided by financing activities	(1,118,691)	114

Net (decrease) increase in cash and cash equivalents	(93,379)	7,179
Net foreign exchange differences	145,035	(1,550)
Cash and cash equivalents beginning of year	57,898	52,269

Cash and cash equivalents end of year	109,554	57,898

        Net cash flows provided by operating activities totaled $939.9 million in the year ended December 31, 2017 compared to net cash flows used in operating activities of $34.1 million in the year ended December 31, 2016. The increase in 2017 in cash flows provided by operating activities is due to the receipt of the Non-refundable Fee of $1.25 billion offset by the consideration paid to Aditech Pharma AG of $25 million and other operating costs as discussed above.

        The net cash flows provided by investing activities relate to cash inflows from the maturity of available-for-sale financial assets of $85.4 million and $41.2 million for the years ended December 31, 2017 and 2016, respectively. In addition, there were cash outflows for the purchase of equipment in the years ended December 31, 2017 and 2016 of $3,000 and $31,000, respectively.

        Cash flows used in financing activities for the year ended December 31, 2017 totaled $1.1 billion. Such use of cash was the result of cash outflows for the Shareholder Distribution, of $1.1 billion, and the repurchase of equity awards, of $24.8 million, offset by the receipt of $49,000 in connection with the exercise of warrants. The cash inflows provided by financing activities for the year ended December 31, 2016 totaled $114,000 and were the result of the proceeds received in connection with the exercise of warrants and issuance of deferred shares.

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

        Net cash flows used in operating activities decreased to $34.1 million in the year ended December 31, 2016, from $35.1 million in the year ended December 31, 2015. The decrease resulted primarily from the favorable effect of changes in working capital offset in part by an increase in operating expenses in connection with the research and development efforts to commercialize FP187® and to secure and protect our intellectual property.

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

  Funding Requirements and Capital Resources

        We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We currently estimate that our use of cash for the year ending December 31, 2018 will range from $10 million to $14 million. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Interference Proceeding and Opposition Proceeding and to defend and protect the intellectual property associated with the Company. At this time, we cannot estimate whether or when we will reinitiate development of a DMF Formulation and, if reinitiated, the level of expenditure that will be required to fully develop and commercialize a DMF Formulation. Accordingly, our estimated use of cash for the year ending December 31, 2018 could change near-term and the change could be material. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  the outcomes of the Interference Proceeding and Opposition Proceeding, including any appeals;

  •
  our efforts to secure and protect the intellectual property associated with the Company with the objective of obtaining and maintaining royalty-bearing patents;

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

  Capital Expenditures

        Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2018 or thereafter.

C.  Research and Development and Patents

        See "Item 4. Information on the Company—B. Business Overview" and "Item 5.A. Operating results."

D.  Trend Information

        See "Item 5.A. Operating results."

E.  Off-balance Sheet Arrangements

        In 2004, Aditech (together with its successor in interest Aditech Pharma AG, "Aditech") began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the "Transfer Agreement") that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems (the "Aditech IP"). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the "Addendum"). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the $1.25 billion Non-refundable Fee (or $25 million) paid by Biogen. This was paid to Aditech in 2017. The Addendum further specifies that Aditech is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its U.S. co-exclusive license. Should the Company not assign its U.S. co-exclusive license to a third party but instead utilize the co-exclusive license to develop a DMF Formulation, the Company will, as was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product.

        Under the terms of the License Agreement, and as discussed in more detail elsewhere herein, the Company restructured its operations on June 30, 2017. The restructuring provided for, among other things, the transfer of certain assets and liabilities to Forward Pharma Operations ApS, including the legal and beneficial rights, title and interest to certain intellectual property, for Forward Pharma Operations ApS to transfer such intellectual property to FWP IP ApS and for Forward Pharma Operations ApS to sell FWP IP ApS to FWP HoldCo ApS. In connection therewith, a number of agreements were executed between the Company, Biogen, Forward Pharma Operations ApS and FWP IP ApS including the IPR Services, Administration, Funding and Novation Agreement, or IPR Agreement.

        The IPR Agreement requires Forward Pharma Operations ApS to pay an annual fee to FWP IP ApS of 100,000 DKK ($16,000 based on the December 31, 2017 exchange rate) as consideration for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property. Forward Pharma Operations ApS is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

        Forward Pharma USA, LLC has a twelve-month office lease that expires on March 31, 2019. The monthly rent is approximately $1,100.

F.  Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2017.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations*	$18	$18	$53	$112	$201
Operating lease obligations	$72	$3	—	—	$75

Total	$90	$21	$53	$112	$276

(*)
Includes the annual fee of 100,000 DKK due to FWP IP assuming a conversion rate of 6.2077 as quoted by the Danish National Bank for December 29, 2017. The annual fee has been estimated through the end of 2029; however, such obligation to fund could be terminated earlier as defined in the License Agreement.

        Contracts with our venders that allow us to cancel the contract on short notice without financial penalty are excluded from the above table. In addition, the table above does not include amounts that would be payable to Aditech if we collect royalties from Biogen in accordance with the License Agreement. The amount, if any, and timing of potential payments to Aditech cannot be estimated at this time but could be material. See Note 6.2 to the financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

        The following table sets forth information regarding our board of directors and senior management. Unless otherwise stated, the business address for our executive officers and directors is Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

Name	Age	Position
Florian Schönharting	49	Chairman
Claus Bo Svendsen	41	Chief Executive Officer
Thomas Carbone	61	Vice President, Finance and Controller, Forward Pharma USA, LLC
Torsten Goesch	58	Director
Grant Hellier Lawrence	56	Director
Jakob Mosegaard Larsen	45	Director
Duncan Moore	59	Director

Florian Schönharting, Chairman

        Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S) and Zealand Pharma A/S. Mr. Schönharting has more than 25 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S (NBOF), NB FP Investment I K/S (NBFPI) and NB FP Investment II K/S (NBFPII). Mr. Schönharting is also manager of Tech Growth Invest ApS. Mr. Schönharting has an M.Sc. (Econ) from Copenhagen Business School.

Claus Bo Svendsen, Chief Executive Officer (Principal Executive Officer & Principal Financial Officer)

        Dr. Svendsen has served as our Chief Executive Officer since March 2017. Within Forward Pharma, his previous role as Executive Vice President included responsibility for corporate functions, portfolio strategy, regulatory interactions and medical and scientific input across all phases of clinical trials. Prior to joining Forward Pharma in 2015, he held positions of increasing seniority in the Danish pharmaceutical company Novo Nordisk A/S, including roles of Global Medical Director for Victoza® (liraglutide) and for Saxenda® in its regulatory and pre-launch phase for weight management. From 2007 to 2009, he worked as a Medical Analyst in Nordic Biotech Advisors ApS, dealing with due diligence of potential investment opportunities. He received a M.D. from University of Copenhagen in 2003, and additionally completed a Ph.D. in sarcoidosis pathobiology in 2009. He has worked in several countries with a clinical background mainly in internal medicine, and is a recipient of a Young Investigator Award from the Foundation for Sarcoidosis Research in 2009. Dr. Svendsen is an author of 27 publications in international, peer-reviewed journals and over 50 abstracts presented at international congresses on pathobiology of sarcoidosis, methods in molecular biology, and medical treatment of diabetes and obesity.

Thomas Carbone, Vice President, Finance and Controller, Forward Pharma USA, LLC (Principal Accounting Officer)

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

Jakob Mosegaard Larsen, Director

        Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Tax, Legal and Regulatory Committee. He graduated from Copenhagen University with a Master Degree in Law and holds an executive MBA from Copenhagen Business School.

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

Duncan Moore, Director

        Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the BankInvest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical, Oncology Ventures and StepJockey. In addition, he has board positions at Cycle Pharma and Braidlock.

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

        According to the Articles of Association, the board of directors must consist of not less than three and no more than seven members. Following the annual general meeting of shareholders of the Company on May 3, 2017, the size of the board was reduced to five members. All members of the board of directors are elected by our shareholders at the general meeting for one-year terms. At the end of each term, they are eligible for re-election. The board of directors plans to meet at least four times each year, and meetings can be called when deemed necessary by any of our directors or executive officers or by our auditor.

        Under the shareholders' agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NBFPI will have the right to nominate four directors, Nordic Biotech K/S and NBOF will jointly have the right to nominate one director, and NBFPII shall have the right to nominate one director to the board.

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us because, as of March 31, 2018, we only have 5 employees.

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

Executive Officers

        Our Chief Executive Officer Dr. Claus Bo Svendsen is responsible for our day-to-day business and operations. During the year ended December 31, 2017, our executive officers also included Dr. Peder Møller Andersen who served as our Chief Executive Officer until February 28, 2017 and our Chief Operating Officer until August 31, 2017, Dr. Rupert Sandbrink who served as our Executive Vice President Multiple Sclerosis/Neurology and Immunology until July 31, 2017, and Joel Sendek who served as our Chief Financial Officer until April 30, 2017.

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

        The board has adopted a written charter for the audit committee, a copy of which is available on our website at www.forward-pharma.com. As set forth in the its written charter, the principal duties and responsibilities of our audit committee are as follows:

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

B.  Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2017, the aggregate compensation paid to our executive officers and members of our board of directors (including health insurance, contributions to a defined contribution retirement plan and share based compensation) was $11,428,000. Included in the aggregate compensation for the year ended December 31, 2017 were amounts set aside or accrued by us to provide health insurance and contributions to a defined contribution retirement plan for our executive officers of $13,000 and $10,000 respectively. Also included in the aggregate compensation for the year ended December 31, 2017 is the $117,000 severance payment made to Joel Sendek pursuant to his employment agreement. For the year ended December 31, 2017, we also granted share options to an executive officer and members of our board of directors offering the ability to subscribe for in the aggregate 870,000 ordinary shares and a deferred share award to our chief executive officer with respect to 90,000 ordinary shares as detailed below (such numbers reflecting the Share Split and the effect of the Capital Reduction, as discussed further in Note 3.4 in the accompanying financial statements for additional information). A description of the warrants, options and deferred share awards granted to our executive officers and members of our board of directors is set forth below under "—Warrant and Other Equity Incentive Program—Director and Officer Awards Granted under the Share Plan" and "—Director and Officer Awards Granted Outside the Share Plan."

        None of our directors are employees of Forward Pharma A/S or its wholly owned subsidiaries, Forward Pharma GmbH, Forward Pharma USA, LLC, Forward Pharma Operations ApS and Forward Pharma FA ApS and accordingly, we do not have any written agreements with them providing for benefits upon termination.

        Mr. Larsen, a member of our board of directors, acts as our Danish legal counsel. See "—Director and Officer Awards Granted Outside the Share Plan" and "Related Party Transactions—Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP."

Service and Employment Agreements

        We have entered into a written service agreement with our Chief Executive Officer Dr. Claus Bo Svendsen, which contains provisions that we believe are standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions.

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

        Share Reserve and Limitations.    The maximum number of ordinary shares currently available for awards pursuant to the Share Plan is 10,058,623 ordinary shares, of which a maximum of 50% may be granted to an individual participant during a single year. The ordinary shares available for awards under the Share Plan may be new shares that we issue and/or existing shares, if any, we acquire.

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

  Director and Officer Awards Granted under the Share Plan

        Unless otherwise stated, all amounts disclosed in this section, including the quoted share prices, have been revised to reflect the Share Split as if it had occurred at the beginning of the earliest period presented.

        Andrzej Jan Stano Deferred Share Award.    On October 19, 2015, we granted Andrzej Jan Stano a deferred share award with respect to 50,000 ordinary shares under the Share Plan. The deferred shares became fully exercisable on July 31, 2016. In November 2017, the board of directors of the Company approved an amendment in respect of certain deferred share awards granted by the Company before June 2017 to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. Stano received a cash payment of EUR 97,000 ($116,000 as of December 31, 2017) and now holds a deferred share award with respect to 10,000 ordinary shares.

        Jan G. J. van de Winkel Grant of Warrants.    On August 13, 2014, upon his election as one of our directors, we granted Dr. van de Winkel warrants to subscribe for Class A shares, which converted upon the consummation of our initial public offering into warrants to subscribe for 891,400 ordinary shares at an exercise price of 6.50 DKK per share. The terms of Dr. van de Winkel's warrants provided for vesting in equal monthly installments over a period of four years from the date of issuance of the warrants. As Dr. van de Winkel was not re-elected to our Board of Directors at our annual meeting on May 3, 2017, his unvested warrants have lapsed. The board of directors has allowed Dr. van de Winkel to hold his vested warrants until the expiration date. The warrants will expire on the fifth anniversary of their issuance date. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. van de Winkel received a cash payment of EUR 657,000 ($788,000 as of December 31, 2017) and now holds 122,566 warrants with an exercise price of 0.01 DKK.

        Thomas Carbone Share Option Awards.    Upon the consummation of our initial public offering, we granted Thomas Carbone a non-qualified option under the Share Plan to subscribe for 802,300 ordinary shares at an exercise price per share of $2.10. The share option became exercisable with respect to 25% of the shares on each of August 18, 2015, 2016 and 2017, and, subject to Mr. Carbone's continuing employment by Forward Pharma USA, LLC, the remaining unvested part of the option will vest and become exercisable on August 18, 2018. Subject to Mr. Carbone's continuing employment, the share option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. The share option will expire on the tenth anniversary of the share option grant date. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Mr. Carbone received a cash payment of $80,000 and now holds an option to subscribe for 187,456 ordinary shares at an exercise price of 0.01 DKK.

        On June 20, 2017, we granted Mr. Carbone a non-qualified option under the Share Plan to subscribe for 1,200,000 ordinary shares at an exercise price of $2.04 per share. Subject to Mr. Carbone's continuing employment, the option will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, beginning in June 2017. The option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company or in connection with the Company's termination of Mr. Carbone's employment with the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of June 20, 2020 to June 19, 2023. The share option will expire on the sixth anniversary of the grant date. The terms of the option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. Accordingly, due to the Shareholder Distribution the number of shares that may be subscribed for pursuant to the option has been reduced to 240,000 and the exercise price has been reduced to 0.01 DKK. Further, if and when the option vests, the Company will be obligated to remit EUR 270,000 ($324,000 based on the December 31, 2017 exchange rate) to Mr. Carbone. For the year ended December 31, 2017, Mr. Carbone was paid $61,000 in relation to the part of the option that vested during the period from June to December 2017.

        Joel Sendek Deferred Share Award.    On August 12, 2014, we granted Joel Sendek a deferred share award with respect to 31,895 deferred Class A shares under the Share Plan, which converted into a deferred share award allowing for the purchase or subscription of 5,686,100 ordinary shares immediately after our initial public offering. On April 13, 2015 and on July 29, 2016, 25% of the deferred shares vested and, accordingly, we issued 1,421,500 and 1,421,550 ordinary shares, respectively, to Mr. Sendek on those dates. Mr. Sendek's employment with the Company was terminated on April 30, 2017 and consequently the remaining unvested deferred shares have lapsed.

        Joel Sendek Share Option Award.    Upon the consummation of our initial public offering, we granted Mr. Sendek a non-qualified option under the Share Plan to subscribe for 3,794,500 ordinary shares at an exercise price per share of $2.10. The share option became exercisable with respect to 25% of the shares on April 13, 2015, and an additional 25% of the shares on July 29, 2016. As Mr. Sendek's employment with the Company was terminated on April 30, 2017, the unvested part of his option has lapsed. The Board of Directors has allowed Mr. Sendek to hold the vested part of his option until the sixth anniversary of the share option grant date. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Mr. Sendek received a cash payment of $384,000 and now holds an option to subscribe for 379,450 ordinary shares at an exercise price of 0.01 DKK.

        Karen Smith Share Option Award.    In connection with her election as our director, we granted Dr. Smith an option to subscribe for 891,400 ordinary shares under the Share Plan at an exercise price of $1.80 per share. Subject to her continuing service as a director, the option would vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date. As Dr. Smith was not re-elected to our board of directors at our annual meeting on May 3, 2017, the unvested part of her option has lapsed. The board of directors has allowed Dr. Smith to hold the vested part of her option until the expiration date. Notwithstanding the vesting provisions, the share option may only be exercised during the period of May 1, 2019 to April 30, 2022 (absent a change in control of the Company). The share option will expire on the sixth anniversary of the grant date. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. Smith received a cash payment of EUR 126,000 ($151,000 as of December 31, 2017) and now holds an option to subscribe for 59,426 ordinary shares at an exercise price of 0.01 DKK.

        Claus Bo Svendsen Deferred Share Award.    On June 20, 2017, we granted Dr. Svendsen a deferred share award with respect to 450,000 ordinary shares under the Share Plan. 250,000 of the deferred shares vest in the event there is a favorable conclusion of the Interference Proceeding, as defined in the award agreement, and the balance vest in the event there is a favorable conclusion of the Opposition Proceeding, as defined in the award agreement. The award agreement also provides for unvested deferred shares to vest immediately in the event there is a change in control of the Company. The deferred share award will expire five years from the date of grant. The terms of the deferred share award include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. Accordingly, due to the Shareholder Distribution, the number of shares that may be subscribed for pursuant to the deferred share award has been reduced to 90,000, and if the deferred share award vests, the Company will be obligated to remit EUR 872,000 ($1,046,000 million based on the December 31, 2017 exchange rate) to Dr. Svendsen.

  Director and Officer Awards Granted Outside the Share Plan

        Claus Bo Svendsen Share Option Awards.    Upon commencement of his employment with us in June 2015, we granted Dr. Svendsen an option to subscribe for 1,200,000 ordinary shares at an exercise price of $3.20 per share. Further, upon Dr. Svendsen's promotion to Executive Vice President in December 2016, we granted Dr. Svendsen an option to subscribe for 2,000,000 ordinary shares at an exercise price of $2.20 per share and upon Dr. Svendsen's promotion to CEO in March 2017, we granted Dr. Svendsen an option to subscribe for 600,000 ordinary shares at an exercise price of $2.75 per share. Subject to Dr. Svendsen's continuing employment, the options will vest with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the respective grant dates. Subject to Dr. Svendsen's continuing service as an employee, the options granted in June 2015 and December 2016 will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share options may only be exercised during the periods of June 1, 2019 to May 31, 2021, November 30, 2020 to November 29, 2022, and March 1, 2021 to February 28, 2023, respectively (in respect of the options granted in June 2015 and December 2016, absent a change in control of the Company). The share options will expire on the sixth anniversary of the grant date. The options granted to Dr. Svendsen were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. Svendsen received a cash payment of EUR 4,000 ($5,000 as of December 31, 2017) and now holds an option to subscribe for 240,000 ordinary shares at an exercise price of $4.51, an option to subscribe for 469,519 ordinary shares at an exercise price of 0.01 DKK and an option to subscribe for 120,000 ordinary shares at an exercise price of $2.24.

        On June 20, 2017, we granted Dr. Svendsen an option to purchase 3,000,000 ordinary shares at an exercise price of $2.04 per share. Subject to Dr. Svendsen's continuing employment, the option will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, including June 2017. The option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company or in connection with the Company's termination of Dr. Svendsen's employment with the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of June 20, 2020 to June 19, 2023. The share option will expire on the sixth anniversary of the grant date. The option granted to Dr. Svendsen was granted outside of the Share Plan but is nevertheless governed in all respects as if it was awarded under the Share Plan. The terms of the option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. Accordingly, due to the Shareholder Distribution, the number of shares that may be subscribed for pursuant to the option has been reduced to 600,000 and the exercise price has been reduced to 0.01 DKK. Further, if and when the option vests, the Company will be obligated to remit EUR 675,000 ($810,000 based on the December 31, 2017 exchange rate) to Dr. Svendsen. For the year ended December 31, 2017, Dr. Svendsen was paid EUR 131,000 ($157,000 based on the December 31, 2017 exchange rate) in relation to the part of the option that vested during the period June to December 2017.

        Jakob M. Larsen and Grant H. Lawrence Share Option Awards.    In connection with their election as our directors, we granted each of Mr. Larsen and Mr. Lawrence an option to purchase 891,400 ordinary shares at an exercise price of $3.69 per share. Subject to their continuing service as a director, the options will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date. Subject to each of Mr. Larsen's and Mr. Lawrence's continuing service as a director, the options will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share options may only be exercised during the period of July 1, 2018 to June 30, 2021 (absent a change in control of the Company). The share options will expire on the sixth anniversary of the grant date. The options granted to Mr. Larsen and Mr. Lawrence were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, each of Mr. Larsen and Mr. Lawrence now holds an option to subscribe for 178,280 ordinary shares at an exercise price of $6.92.

        On June 20, 2017, we granted each Jakob M. Larsen and Grant H. Lawrence an option to subscribe for 250,000 ordinary shares at an exercise price of $2.04 per share. Subject to their continuing service as a director, the options will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, including June 2017. The options will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company or if the respective board member is not re-elected as a board member (despite making himself available for re-election). Notwithstanding the vesting provisions, the share options may only be exercised during the period of June 20, 2020 to June 19, 2023. The share options will expire on the sixth anniversary of the grant date. The options granted to Mr. Larsen and Mr. Lawrence were granted outside of the Share Plan but are nevertheless governed in all respects as if they were awarded under the Share Plan. The terms of the options include antidilution protection to the holders in the event there is a distribution to the shareholders as defined in the underlying award agreements. Accordingly, due to the Shareholder Distribution, the number of shares that may be subscribed for pursuant to each of the options has been reduced to 50,000 and the exercise price has been reduced to 0.01 DKK. Further, if and when the options vest, the Company will be obligated to remit EUR 56,000 ($67,000 based on the December 31, 2017 exchange rate) to each of Mr. Larsen and Mr. Lawrence. For the year ended December 31, 2017, each of Mr. Larsen and Mr. Lawrence were paid EUR 11,000 ($13,000 based on the December 31, 2017 exchange rate) in relation to the part of the options that vested during the period June to December 2017.

        Duncan Moore Share Option Awards.    In connection with his election as our director, we granted Dr. Moore an option to subscribe for 891,400 ordinary shares at an exercise price of $1.80 per share. Subject to his continuing service as a director, the option will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date. Subject to Dr. Moore's continuing service as a director, the option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company. Notwithstanding the vesting provisions, the share option may only be exercised during the period of May 1, 2019 to April 30, 2022 (absent a change in control of the Company). The share option will expire on the sixth anniversary of the grant date. The option granted to Dr. Moore was granted outside of the Share Plan but is nevertheless governed in all respects as if it was awarded under the Share Plan. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Mr. Moore received a cash payment of EUR 158,000 ($189,000 as of December 31, 2017) and now holds an option to subscribe for 265,662 ordinary shares on the Company at an exercise price of 0.01 DKK.

        On June 20, 2017, we granted Duncan Moore an option to subscribe for 250,000 ordinary shares at an exercise price of $2.04 per share. Subject to Dr. Moore's continuing service as a director, the option will vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, including June 2017. The option will become vested and exercisable with respect to 100% of the underlying ordinary shares immediately prior to a change in control of the Company or if Dr. Moore is not re-elected as a board member (despite making himself available for re-election). Notwithstanding the vesting provisions, the share option may only be exercised during the period of June 20, 2020 to June 19, 2023. The share option will expire on the sixth anniversary of the grant date. The option granted to Dr. Moore was granted outside of the Share Plan but is nevertheless governed in all respects as if it was awarded under the Share Plan. The terms of the option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. Accordingly, due to the Shareholder Distribution the number of shares that may be subscribed for pursuant to the option has been reduced to 50,000 and the exercise price has been reduced to 0.01 DKK. Further, if and when the option vests, the Company will be obligated to remit EUR 56,000 ($67,000 based on the December 31, 2017 exchange rate) to Dr. Moore. For the year ended December 31, 2017, EUR 11,000 ($13,000 based on the December 31, 2017 exchange rate) were paid to Dr. Moore in relation to the part of the option that vested during the period June to December 2017.

        Rupert Sandbrink Share Option Award.    Upon commencement of his employment with us, we granted Dr. Sandbrink an option to subscribe for 2,852,690 ordinary shares at an exercise price of $1.28 per share. Subject to Dr. Sandbrink's continuing employment, the options would vest with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the grant date, beginning in March 2016. As Dr. Sandbrink's employment with the Company was terminated on July 31, 2017, the unvested part of the option has lapsed. The board of directors has allowed Dr. Sandbrink to hold the vested part of the option until the expiration date. The share option will expire on the sixth anniversary of the grant date. Notwithstanding the vesting provisions, the share option may only be exercised during the period of March 1, 2020 to February 28, 2022. The option granted to Dr. Sandbrink was granted outside of the Share Plan but is nevertheless governed in all respects as if it was awarded under the Share Plan. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. Sandbrink received a cash payment of EUR 876,000 ($1,051,000 as of December 31, 2017) and now holds an option to subscribe for 202,064 ordinary shares at an exercise price of 0.01 DKK.

        Andrzej Jan Stano Share Option Award.    Upon commencement of employment with us, we granted Dr. Stano an option to subscribe for 1,400,000 ordinary shares at an exercise price of $2.55 per share. Subject to Dr. Stano's continuing employment, the options would vest with respect to 1/48th of the shares on the last day of each of the first 48 calendar months following the grant date, beginning in October 2015. As Dr. Stano's employment with the Company was terminated on August 31, 2017, the unvested part of the option has lapsed. The Board of Directors has allowed Dr. Stano to continue to hold the vested part of his option until the expiration date. The share option will expire on the sixth anniversary of the grant date. Notwithstanding the vesting provisions, the share option may only be exercised during the period of October 18, 2019 to October 19, 2021. The option granted to Dr. Stano was granted outside of the Share Plan but is nevertheless governed in all respects as if it was awarded under the Share Plan. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. Stano now holds an option to subscribe for 134,166 ordinary shares at an exercise price of $1.26.

        Peder Møller Andersen Grant of Replacement Options and Additional Options.    On April 1, 2015, we granted Peder Møller Andersen an option to subscribe for (i) 891,400 ordinary shares at an exercise price of 0.56 DKK per share, (ii) 3,337,100 ordinary shares at an exercise price of 0.84 DKK per share, and (iii) 1,057,130 ordinary shares at an exercise price of $3.05 per share. We granted Dr. Andersen's option as part of a warrant replacement program, with options to subscribe for an aggregate of 4,228,500 shares granted as a replacement for previously granted warrants that were set to expire in the near term and an option to subscribe for 1,057,130 shares granted as an additional option. The portions of the share option that allow for subscription of (i) 891,400 ordinary shares at an exercise price of 0.56 DKK per share and (ii) 3,337,100 ordinary shares at an exercise price of 0.84 DKK per share were fully vested on the date of grant. The remaining part of the option to subscribe for 1,057,130 ordinary shares would vest with respect to 1/36th of the shares on the last day of each of the first 36 calendar months following the grant date, subject to Dr. Andersen's continued employment by us. As Dr. Andersen's employment with the Company was terminated on August 31, 2017, the unvested part of the option has lapsed. The Board of Directors has allowed Dr. Andersen to hold the vested part of his option until the original expiration date. The share option will expire on the sixth anniversary of the grant date. Notwithstanding the vesting provisions, the share option may only be exercised during the period of April 1, 2018 to March 31, 2021. The option granted to Dr. Andersen was granted outside of the Share Plan but is nevertheless governed in all respects as if it was awarded under the Share Plan. In November 2017, the shareholders approved an amendment to the Company's articles of association to mitigate the dilutive effect of the Shareholder Distribution. As a result of the amendment, Dr. Andersen received a cash payment of EUR 7,781,000 ($9,332,000 as of December 31, 2017) and now holds an option to subscribe for 845,700 ordinary shares at an exercise price of 0.01 DKK and 170,314 ordinary shares at an exercise price of $3.77.

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

C.  Board Practices

        See "Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors" and "—B. Compensation."

D.  Employees

        As of December 31, 2017, we had five employees of which four are in Europe and one is in the U.S. One employee holds an M.D. and a Ph.D. degree. Two of our employees are represented by a labor union while none of our employees are covered under a collective bargaining agreement. We consider our relations with our employees to be good. As a result of entering into the License Agreement, we effected an organizational realignment to reduce personnel in mid-year 2017.

E.  Share ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2018.

Directors and Executive Officers	# of Shares	% of issued Shares(1)
Florian Schönharting(2)	51,647,900	54.73%
Torsten Goesch(3)	17,576,400	18.63%
Jan van de Winkel(4)	122,566	*
Jakob M. Larsen(5)	0	*
Grant H. Lawrence(5)	0	*
Duncan Moore(6)	0	*
Karen Smith(7)	0	*
Claus Bo Svendsen(8)	0	*
Peder Møller Andersen(9)	1,016,014	1.07%
Joel Sendek(10)	379,450	*
Rupert Sandbrink(11)	0	*

*
Represents less than 1%.

(1)
Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2018 (i.e., May 31, 2018) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2018, we had 94,367,998 ordinary shares outstanding.

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

(4)
Includes options to purchase 122,566 shares at an exercise price of 0.01 DKK per share that are currently exercisable or will be exercisable on or before May 31, 2018. These options expire on July 31, 2019. Mr. van de Winkel ceased being a director of the Company on May 3, 2017.

(5)
Excludes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that, to the extent they become exercisable by continued service, may be exercised only during the period from July 1, 2018 to June 30, 2021 (absent a change in control of the Company or discontinuation of service). Further excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service).

(6)
Excludes options to purchase up to 265,662 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from May 1, 2019 to April 30, 2022 (absent a change in control of the Company or discontinuation of service). Further excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service). Also excludes 121,207 deferred shares that will not become exercisable before May 31, 2018 (absent a change in control of the Company).

(7)
Excludes options to purchase up to 59,426 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from May 1, 2019 to April 30, 2022 (absent a change in control of the Company). Also excludes 194,311 deferred shares that will not become exercisable before May 31, 2018 (absent a change in control of the Company). Mrs. Smith ceased being a director of the Company on May 3, 2017.

(8)
Excludes options to purchase 240,000 shares at an exercise price of $4.51 per share that, to the extent they become exercisable by continued service, may be exercised only during the period June 1, 2019 to May 31, 2021 (absent a change in control of the Company or discontinuation of service). Further excludes options to purchase 469,519 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from November 30, 2020 to November 29, 2022 (absent a change in control of the Company or discontinuation of service) and options to purchase 120,000 shares at an exercise price of $2.24 per share that, to the extent they become exercisable by continued service, may be exercised only during the period from March 1, 2021 to February 28, 2023 (absent discontinuation of service). Also excludes options to purchase 600,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service) and 90,000 deferred shares that will not become exercisable before May 31, 2018 (absent a change in control of the Company).

(9)
Includes options to purchase 845,700 shares at an exercise price of 0.01 DKK per share that are currently exercisable or will be exercisable on or before May 31, 2018. Further includes options to purchase 170,314 shares at an exercise price of $3.767 per share that are currently exercisable or will be exercisable on or before May 31, 2018. All of Dr. Andersen's options will expire on March 31, 2021. Dr. Andersen ceased being an officer of the Company on August 31, 2017.

(10)
Includes options to purchase 379,450 shares at an exercise price of 0.01 DKK per share that are currently exercisable or will be exercisable on or before May 31, 2018. These options expire on July 28, 2020. Mr. Sendek ceased being an officer of the Company on April 30, 2017.

(11)
Excludes options to purchase up to 202,064 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from March 1, 2020 to February 28, 2022. Dr. Sandbrink ceased being an officer of the Company on July 31, 2017.

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of March 1, 2018, March 1, 2017 and March 1, 2016, each being the most recent practicable date before reporting for the last three fiscal years based on information available to the Company.

	2016		2017		2018
Name	# of Shares	% of issued Shares	# of Shares	% of issued Shares	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	12,125,340	26.07%	12,125,340	25.87%	24,250,680	25.70%
Nordic Biotech Opportunity Fund K/S(1)	10,588,990	22.77%	10,588,990	22.59%	21,177,980	22.44%
NB FP Investment K/S(2)	2,507,360	5.39%	2,507,360	5.35%	5,014,720	5.31%
Rosetta Capital I, LP	8,788,200	18.89%	8,788,200	18.75%	17,576,400	18.63%
The Bank of New York Mellon(3)	11,199,980	24.08%	11,342,130	24.20%	22,968,570	24.34%
The Baupost Group, L.L.C.(4)	5,367,300	11.45%	5,367,300	11.54%	—	—
BVF Partners L.P. and its affiliates(5)	—	—	—	—	10,642,834	11.30%

*
Based on 94,367,998 ordinary shares outstanding as of April 1, 2018.

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

(4)
The information in the table and this note is derived from a Schedule 13G and Schedule 13G/A filed by The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman with the SEC on November 10, 2014 and February 9, 2018, respectively. Based on information contained in the Schedule 13G and Schedule 13G/A, each of The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman share voting and dispositive power over all ADSs they are deemed to beneficially own. The ordinary shares underlying these ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. Per the Schedule 13G/A filed on February 9, 2018, The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman are no longer major shareholders of the Company. The business address of each of The Baupost Group L.L.C., SAK Corporation and Seth A. Klarman is 10 St. James Avenue, Suite 1700, Boston, Massachusetts, 02116.

(5)
The information in the table and this note is derived from a Schedule 13G filed by jointly by BVF Partners L.P. ("Partners"), BVF Inc., Mark N. Lampert, Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), Biotechnology Value Trading Fund OS LP ("Trading Fund OS"), BVF Partners OS Ltd. ("Partners OS" and together with Partners, BVF,

  BVF2 and Trading Fund OS, the "BVF Entities") with the SEC on January 3, 2018. Based on information contained in the Schedule 13G, as of January 2, 2018 (i) BVF beneficially owned 4,817,306 shares, (ii) BVF2 beneficially owned 3,150,455 shares, and (iii) Trading Fund OS beneficially owned 773,758 shares. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 773,758 Shares beneficially owned by Trading Fund OS. Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 10,642,834 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the "Partners Managed Accounts"), including 1,901,315 Shares, of which 623,488 are represented by ADSs, held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 10,642,834 Shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 10,642,834 Shares beneficially owned by BVF Inc. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts. The ordinary shares underlying these ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of BVF, BVF2, Partners, BVF Inc. and Mark N. Lampert is 1 Sansome Street, 30th Floor, San Francisco, California 94104. The business address of each of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        As of April 1, 2018, there were a total of 14 holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. Seven holders of record of our ordinary shares had addresses in the U.S., representing 44.44% of our ordinary shares. As of April 1, 2018, there were a total of two holders of record of our ADSs, both of which had addresses in the U.S.

        Our shareholders do not have different voting rights. Other than Biogen's right to acquire an exclusive license in the U.S., which may be considered a change in control, we are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.  Related Party Transactions

        The following is a description of the related party transactions that we have entered into since January 1, 2017 with any of the members of our board of directors, our executive officers, our major shareholders or our affiliates.

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2016 and 2017, we paid 574,000 DKK ($85,000 based on the average exchange rate for the year) and 567,000 DKK ($85,000 based on the average exchange rate for the year), including VAT, respectively, for such premises.

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

Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP

        Mazanti-Andersen Korsø Jensen Law Firm LLP acts as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, is a partner at Mazanti-Andersen Korsø Jensen Law Firm LLP. Mazanti-Andersen Korsø Jensen Law Firm LLP charged us for services it rendered on an hourly basis and expenses incurred. For the year ended December 31, 2017, we incurred legal expenses for services rendered by Mazanti-Andersen Korsø Jensen Law Firm LLP of 9,530,809 DKK (approximately $1,454,000 based on the exchange rate for the year ended December 31, 2017). Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders.

Consulting Agreements with Certain Directors

        We have entered into consulting agreements with Dr. Duncan Moore who is a member of our board of directors and Dr. Karen Smith, who was a member of our board of directors until May 3, 2017.

        Pursuant to the consulting agreement with Dr. Moore, Dr. Moore will act as an advisor for the chairman of the board of directors and will perform consulting services as requested by the Company from time to time. The consulting agreement with Dr. Moore expires on October 10, 2020. As compensation for the consulting services, the Company granted Dr. Moore a deferred share award with respect to 121,207 shares (following the Share Split and the Capital Reduction). The deferred shares vest over a period of four years, with 25% of the shares vesting on the first four anniversaries of October 10, 2016. In addition, subject to Dr. Moore's continuing service to the Company as a consultant, 100% of the unvested deferred shares will vest and be issued to Dr. Moore immediately prior to a change in control.

        Pursuant to the consulting agreement with Dr. Smith, Dr. Smith will act as an advisor for the chairman of the board of directors and will perform consulting services as requested by the Company from time to time. The consulting agreement with Dr. Smith expires on September 14, 2019. As compensation for the consulting services, the Company granted Dr. Smith a deferred share award with respect to 194,311 shares (following the Share Split and the Capital Reduction). The deferred shares vest over a period of four years, with 25% of the shares vesting on the first four anniversaries of September 14, 2015. In addition, subject to Dr. Smith's continuing service to the Company as a consultant, 100% of the unvested deferred shares will vest and be issued to Dr. Smith immediately prior to a change in control.

        Neither of Drs. Moore or Smith are entitled to any compensation under their consulting agreements other than the deferred share awards discussed above.

Aditech Agreements

        In 2010, we entered into a patent transfer agreement with Aditech, and in January 2017, we entered into an addendum to this agreement. See "Item 4. Information on the Company—Business Overview—Material Agreements" for more information.

IPR Agreement.

        The IPR Agreement requires Forward Pharma Operations ApS, our wholly owned subsidiary, to pay an annual fee to FWP IP ApS, which was a wholly owned subsidiary of the Company until November 22, 2017, of 100,000 DKK ($16,000 based on the December 31, 2017 exchange rate) as consideration for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property. Forward Pharma Operations ApS is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements," which contains our financial statements prepared in accordance with IFRS.

B.  Significant Changes

        No matters to report.

ITEM 9.    THE OFFER AND LISTING

A.  Offering and Listing Details

        See "Item 9. C. Markets" for information regarding the price history of our ADSs.

B.  Plan of Distribution

        Not applicable.

C.  Markets

        ADSs representing our ordinary shares began trading on the Nasdaq Global Select Exchange on October 15, 2014 under the symbol FWP. Effective as of September 11, 2017, the Company changed the ADS ratio from one ADS per one ordinary share to one ADS per two ordinary shares. The prices per ADS listed in this item 9.C for any dates or periods prior to such date do not reflect this ratio change.

        The following table sets forth the high and low sales prices of our ADSs as reported by Nasdaq for the periods indicated:

	High	Low
Quarter ended March 31, 2016	$19.69	$11.22
Quarter ended June 30, 2016	$22.86	$15.63
Quarter ended September 30, 2016	$23.63	$17.53
Quarter ended December 31, 2016	$25.74	$14.89
Year ended December 31, 2016	$25.74	$11.22
Quarter ended March 31, 2017	$33.00	$15.03
Quarter ended June 30, 2017	$22.45	$18.23
Quarter ended September 30, 2017	$30.00	$5.20
Quarter ended December 31, 2017	$7.93	$3.04
Year ended December 31, 2017	$33.00	$3.04
Quarter ended March 31, 2018	$5.75	$2.02
October 2017	$7.93	$5.07
November 2017	$5.80	$4.02
December 2017	$4.68	$3.04
January 2018	$5.75	$3.05
February 2018	$3.63	$2.70
March 2018	$3.31	$2.02

D.  Selling Shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.  Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

        Since October 14, 2014, our Articles of Association were amended as follows:

  •
  on November 14, 2014, the Company's nominal share capital was increased from 4,581,376 DKK to 4,651,374 DKK;

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

  •
  on March 29, 2017, to implement the terms applicable to warrants granted to Claus Bo Svendsen and to issue shares to a warrant holder that had exercised its warrants;

  •
  on May 3, 2017, to reflect that the Company's statutory Danish annual report is prepared and presented in English;

  •
  on August 2, 2017, to make a share split in the ratio 1/10 (the Share Split);

  •
  on September 1, 2017, to decrease the share capital at a premium rate and pay the proceeds to the shareholders at a rate of EUR 19.45 per share of nominally 0.10 DKK (corresponding to EUR 2.43125 per share of nominally 0.01 DKK that was annulled) (the Capital Reduction);

  •
  on November 21, 2017, to adopt principles for the adjustment of certain award terms and compensation of certain award holders due to the changes in the Company's capital structure etc. resolved on the Company's extraordinary general meeting on August 2, 2017;

  •
  on November 28, 2017, to implement the terms applicable to warrants granted to employees, board members and a consultant of the Company (the June 2016 Warrants); and

  •
  on April 4, 2018, to implement the terms applicable to warrants granted to Claus Bo Svendsen.

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

September 2014 Shareholders' Agreement

        In connection with the consummation of our initial public offering, Nordic Biotech K/S, NBOF, NBFPI and NBFPII, which were holders of approximately 55% of our ordinary shares outstanding after consummation of our initial public offering, entered into a new shareholders' agreement dated September 8, 2014.

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

D.  Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation in the Kingdom of Denmark that affect or restrict the import or export of capital (including foreign exchange control), the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares or ADSs.

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

        Current and prospective investors in our ADSs are advised to consult their tax advisers regarding the applicable tax consequences of acquiring, holding and disposing of our ADSs based on their circumstances. Current and prospective investors who may be affected by the tax laws of other jurisdictions should also consult their tax advisers with respect to the tax consequences applicable to their particular circumstances as such consequences may differ significantly from those described herein.

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

Taxation of Shareholders Resident in Denmark

        When considering the taxation of Danish tax resident holders of the ADSs (companies and individuals), it is assumed that for tax purposes Danish resident holders of the ADSs should be treated as holders of unlisted shares in Forward Pharma A/S. It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes. For the purpose of the below comments, it is assumed that the ADSs listed in the U.S. should be treated as non-listed shares.

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

        Gains on the sale of shares are taxed at a rate of 27% on the first 51,700 DKK in 2017 (for cohabiting spouses a total of 103,400 DKK), and at a rate of 42% on share income over 51,700 DKK (for cohabiting spouses a total of 103,400 DKK). All amounts are subject to annual adjustments, and include all share income derived by the individual or cohabiting spouses, respectively. In 2018, the sale of shares will be taxed as share income at a rate of 27% on the first 52,900 DKK (for cohabiting spouses a total of 105,800 DKK), and at a rate of 42% on share income over DKK 52,900 (for cohabiting spouses a total of 105,800 DKK).

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

        Capital gains from the sale of Taxable Portfolio Shares are taxable at the corporate income tax rate of 22% irrespective of ownership periods in 2017 and 2018 Losses on such shares are deductible only against gains on taxable Portfolio Shares unless the mark-to-market principle is applied.

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

Passive Foreign Investment Company Rules

        Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we were a PFIC for each of the years ended December 31, 2017, 2016, 2015 and 2014, and may be classified as a PFIC in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we ceased to meet the threshold requirements for PFIC status and that U.S. Holder made a qualifying "deemed sale" election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

        Forward Pharma A/S's and our wholly owned subsidiaries Forward Pharma Operations ApS and Forward Pharma FA ApS's functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH's functional currency is the Euro, and our wholly owned subsidiary Forward Pharma USA, LLC's functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates. Our revenue from the License Agreement and our obligation to Aditech were denominated in USD. It is very common for a group company to conduct cross-border transactions where the functional currency is not always used, including purchases from vendors in the United Kingdom, where the GBP is used, and the United States, where the USD is used. In addition, the Company, whose functional currency is the DKK, has large cash holdings in Euros and USD. Accordingly, future changes in the exchange rates of the DKK, the Euro, the USD and/or the GBP will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For the years ended December 31, 2017, 2016 and 2015, the Group recognized foreign exchange (losses) gains of ($241,000), $598,000 and $11.9 million respectively. While the Group benefited from changes in foreign exchange rates in 2016 and 2015, it is possible that the foreign exchange losses experienced in 2017 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect the Group and the effect could be material.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

        We estimate a 10% increase in the value of the U.S. Dollar relative to the Euro and the DKK would have decreased our net income for the year ended December 31, 2017 by approximately $39.5 million. A 10% decrease in the value of the U.S. Dollar relative to the Euro and the DKK would have increased our net income for the year ended December 31, 2017 by a corresponding amount.

Credit Risk

        The Company's cash and cash equivalents are held primarily in three banks with Moody's long-term credit ratings of Aa3, Aa3 and A3, respectively. We do not invest in equity instruments or derivatives. Our investment criteria require preservation of capital and diversification in high credit rated financial institutions.

Liquidity Risk

        We believe that our cash and cash equivalents held at December 31, 2017, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        No matters to report.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2017, our principal executive and financial officer concluded that, as of such date, our disclosure controls and procedures were not effective, as a result of the material weakness in internal controls over financial reporting described below.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2017 due to the material weakness described below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        Based on our evaluation in accordance with the COSO criteria, management identified a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions primarily as a result of limited resourcing.

Remediation Plan

        We are in the process of evaluating how we should remediate this identified material weakness. Our remediation plan will take into consideration the design of controls needed based on the nature and the extent of our expected non-recurring, complex transactions.

Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm due to the exemption from this requirement for emerging growth companies established by the JOBS Act.

Changes in Internal Control Over Financial Reporting

        There were no changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of Directors has determined that Grant Hellier Lawrence is an audit committee financial expert, as that term is defined by the SEC, and is independent in accordance with Nasdaq rules.

ITEM 16B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics, which applies to all of our board members and employees, including our principal executive and financial officer, Claus Bo Svendsen, and principal accounting officer, Thomas Carbone. Our Code of Business Conduct and Ethics is intended to meet the definition of "code of ethics" under Item 16B of Form 20-F under the Exchange Act.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our auditors, Ernst & Young P/S, have performed the following services for the Company during the past two years:

	2017	2016
	(USD in thousands)
Audit	$551	$429
Audit related	—	—

Total	$551	$429

        All services provided to the Company by Ernst & Young P/S are reviewed and approved by our audit committee in advance of commencement of services. The amount for 2016 has been revised for changes that occurred subsequent to the filing of our 2016 Form 20-F.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In 2017, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

  •
  A majority of the members of our board of directors are not required to be "independent directors" as defined in the Nasdaq Listing Rules, and a majority of the members of our board of directors are not "independent directors."

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

  •
  We are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify our holders of our ordinary shares of meetings with at least two weeks' but not more than four weeks' notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us not less than six weeks' advance notice to properly introduce any business at an annual meeting of shareholders.

        Other than as noted above, we are in compliance with other Nasdaq Listing Rules applicable to U.S. domestic issuers.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18.    FINANCIAL STATEMENTS

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    EXHIBITS

Exhibit Index

Exhibit Number		Description
1.1	(9)	English translation of Amended and Restated Articles of Association of Forward Pharma A/S dated April 4, 2018.

2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.

2.2	(3)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.

2.3	(3)	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	(2)	Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.

4.1	(1)	Patent Transfer Agreement, dated May 4, 2010, between Forward Pharma A/S and Aditech Pharma AG.

4.2	(6)	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.

4.3	(1)	Form of Director and Officer Indemnification Agreement.

4.4	(1)	Indemnification Agreement with Joel Sendek.

4.5	(4)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan.

4.6	(5)	Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.

4.7	(6)	Letter Agreement regarding the Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.

4.8	(6)	Letter Agreement regarding the Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.

4.9	(6)	Form of Shareholders Commitment Agreement.

4.10	(8)	Call Option Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.

4.11	(8)	Pledge Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.

Exhibit Number		Description
4.12	(8)	Share Purchase Agreement, dated as of November 22, 2017, by and between Forward Pharma Operations ApS and FWP HoldCo ApS.

4.13	(7)	Asset Contribution Agreement, dated as of June 30, 2017, by and between Forward Pharma A/S and Forward Pharma Operations ApS.

4.14	(7)	IPR Services, Administration, Funding and Novation Agreement, dated as of June 30, 2017, by and among Forward Pharma A/S, Forward Pharma Operations ApS, FWP IP ApS, Biogen Swiss Manufacturing GmbH and Biogen International Holding Limited.

8.1		List of Subsidiaries.

12.1		Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2		Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1		Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of Ernst & Young P/S, Independent Registered Public Accounting Firm.

101.1		Interactive Data Files (XBRL-Related Documents).

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

(4)
Incorporated by reference from the Registrant's Registration Statement on Form S-8 (Registration No. 333-203312) filed with the SEC on April 9, 2015.

(5)
Incorporated by reference from the Registrant's Annual Report on Form 20-F filed with the SEC on April 18, 2017.

(6)
Incorporated by reference from the Registrant's Current Report on Form 6-K filed with the SEC on January 17, 2017.

(7)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on September 26, 2017.

(8)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on November 22, 2017.

(9)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on April 9, 2018.

SIGNATURE

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S
By:	/s/ CLAUS BO SVENDSEN
	Name:	Claus Bo Svendsen
	Title:	Chief Executive Officer

Date: April 30, 2018

Forward Pharma A/S

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Forward Pharma A/S

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of Forward Pharma A/S (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young P/S

We have served as the Company's auditor since 2005.

Copenhagen, Denmark

April 30, 2018

Consolidated Statement of Financial Position

as of December 31, 2017 and 2016

		December 31,
	Notes	2017	2016
		USD '000	USD '000
Assets
Equipment	4.1	12	268
Deferred tax, net	3.5	—	23,064
Other non-current assets	6.2	5	5

Total non-current assets		17	23,337

Prepayments	4.2	502	656
Other receivables	4.3	518	427
Income tax receivable	3.5	417	—
Available-for-sale financial assets	5.4	—	80,825
Cash and cash equivalents		109,554	57,898

Total current assets		110,991	139,806

Total assets		111,008	163,143

		December 31,
	Notes	2017	2016
		USD '000	USD '000
Equity and Liabilities
Share capital	5.1	151	800
Share premium		—	339,955
Other components of equity:
Foreign currency translation reserve		91,902	(37,771)
Fair value adjustment available-for-sale financial assets		—	218
Accumulated deficit		(2,373)	(147,400)

Equity attributable to shareholders of the Parent		89,680	155,802

Total equity		89,680	155,802

Non-current liabilities:
Deferred tax, net	3.5	43	—

Total non-current liabilities		43	—

Trade payables	5.4	1,203	2,073
Income tax payable	3.5	7,039	201
Accrued liabilities	4.4	13,043	5,067

Total current liabilities		21,285	7,341

Total equity and liabilities		111,008	163,143

See accompanying notes to these consolidated financial statements

Consolidated Statement of Profit or Loss

for the years ended December 31, 2017, 2016 and 2015

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2017	2016	2015
		USD	USD	USD
Revenue from settlement and license agreement	1.2, 2.3	1,250,000	—	—
Cost of the Aditech Pharma AG agreement	1.2, 6.2	(25,000)	—	—
Research and development costs	3.3, 3.4, 4.1	(20,496)	(41,052)	(33,727)
General and administrative costs	3.3, 3.4, 4.1, 6.1	(17,107)	(14,382)	(15,852)

Operating income (loss)		1,187,397	(55,434)	(49,579)
Exchange rate (loss) gain, net		(241)	598	11,933
Interest income		227	389	438
Other finance costs	5.3	(2,895)	(92)	(132)

Income (loss) before tax		1,184,488	(54,539)	(37,340)
Income tax (expense) benefit	3.5	(267,395)	21,203	336

Net income (loss) for the year		917,093	(33,336)	(37,004)

Net income (loss) for the year attributable to:
Equity holders of the Parent		917,093	(33,336)	(37,004)

Per share amounts:
Net income (loss) per share basic	3.6	2.41	(0.06)	(0.07)

Net income (loss) per share diluted	3.6	2.30	(0.06)	(0.07)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Other Comprehensive Income (Loss)

for the years ended December 31, 2017, 2016 and 2015

		Year ended December 31,
	Notes	2017	2016	2015
		USD '000	USD '000	USD '000
Net income (loss) for the year		917,093	(33,336)	(37,004)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	5.4	(218)	116	340
Exchange differences on translation of foreign operations		129,673	(4,896)	(22,733)

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		129,455	(4,780)	(22,393)

Other comprehensive income (loss)		129,455	(4,780)	(22,393)

Total comprehensive income (loss)		1,046,548	(38,116)	(59,397)

Attributable to:
Equity holders of the parent		1,046,548	(38,116)	(59,397)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

for the years ended December 31, 2015, 2016 and 2017

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
At January 1, 2015		791	339,695	(10,142)	(238)	(107,712)	222,394

Net loss for the year		—	—	—	—	(37,004)	(37,004)
Other comprehensive income (loss)		—	—	(22,733)	340	—	(22,393)

Total comprehensive income (loss)		—	—	(22,733)	340	(37,004)	(59,397)

Issuance of deferred shares	5.1	2	—	—	—	—	2
Exercise of warrants	5.1	3	150	—	—	—	153
Share-based payment costs	3.4	—	—	—	—	13,541	13,541

Transactions with owners		5	150	—	—	13,541	13,696

At December 31, 2015		796	339,845	(32,875)	102	(131,175)	176,693

At January 1, 2016		796	339,845	(32,875)	102	(131,175)	176,693

Net loss for the year		—	—	—	—	(33,336)	(33,336)
Other comprehensive income (loss)		—	—	(4,896)	116	—	(4,780)

Total comprehensive income (loss)		—	—	(4,896)	116	(33,336)	(38,116)

Issuance of deferred shares	5.1	2	—	—	—	—	2
Exercise of warrants	5.1	2	110	—	—	—	112
Share-based payment costs	3.4	—	—	—	—	14,288	14,288
Tax benefit resulting from share-based payment costs	3.5	—	—	—	—	2,823	2,823

Transactions with owners		4	110	—	—	17,111	17,225

At December 31, 2016		800	339,955	(37,771)	218	(147,400)	155,802

At January 1, 2017		800	339,955	(37,771)	218	(147,400)	155,802

Net income for the year		—	—	—	—	917,093	917,093
Other comprehensive income (loss)		—	—	129,673	(218)	—	129,455

Total comprehensive income (loss)		—	—	129,673	(218)	917,093	1,046,548

Shareholder distribution	5.1	(650)	(340,003)	—	—	(753,274)	(1,093,927)
Distribution to equity award holders	3.4	—	—	—	—	(32,208)	(32,208)
Exercise of warrants	5.1	1	48	—	—	—	49
Share-based payment costs	3.4	—	—	—	—	7,082	7,082
Tax benefit resulting from share-based payment costs	3.5	—	—	—	—	6,334	6,334

Transactions with owners		(649)	(339,955)	—	—	(772,066)	(1,112,670)

At December 31, 2017		151	—	91,902	—	(2,373)	89,680

See accompanying notes to these consolidated financial statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2017, 2016 and 2015

		Year ended December 31,
	Notes	2017	2016	2015
		USD '000	USD '000	USD '000
Operating activities:
Net income (loss) before tax		1,184,488	(54,539)	(37,340)
Adjustments to reconcile income (loss) before tax to net cash flows from operating activities:
Share-based payment costs	3.4	7,082	14,288	13,541
Depreciation expense	4.1	227	109	37
Other finance adjustments including foreign exchange rate gain (loss)		4,217	(986)	(12,372)
Cash inflow interest		571	1,006	1,451
Cash (outflow) inflow taxes		(255,453)	291	466
Decrease (increase) in other receivables and prepayments		71	1,526	(4,841)
(Decrease) increase in trade and other payables		(1,256)	4,200	3,931

Net cash flows provided by (used in) operating activities		939,947	(34,105)	(35,127)

Investing activities:
Proceeds from the maturity of available-for-sale financial assets		85,368	41,201	43,412
Purchase of equipment	4.1	(3)	(31)	(382)

Net cash flows provided by investing activities		85,365	41,170	43,030

Financing activities:
Shares issued for cash	5.1	49	114	155
Shareholder distribution	5.1	(1,093,927)	—	—
Repurchase of equity awards	3.4	(24,813)	—	—

Net cash flows (used in) provided by financing activities		(1,118,691)	114	155

Net (decrease) increase in cash and cash equivalents		(93,379)	7,179	8,058
Net foreign exchange differences		145,035	(1,550)	(1,138)
Cash and cash equivalents at January 1		57,898	52,269	45,349

Cash and cash equivalents at December 31		109,554	57,898	52,269

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Section 1—Corporate information

1.1   Organization

        Forward Pharma A/S (the "Company" or "Parent") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's wholly owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH ("FP GmbH"), Forward Pharma USA, LLC, Forward Pharma FA ApS and Forward Pharma Operations ApS ("Operations") , respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the "Group." The Company's board of directors authorized the issuance of the financial statements included herein on April 4, 2018.

        As discussed in more detail in Note 1.2, effective as of February 1, 2017, the Company entered into a Settlement and License Agreement (the "License Agreement") with two wholly owned subsidiaries of Biogen Inc. (collectively "Biogen"). Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of dimethyl fumarate ("DMF"), for the treatment of multiple sclerosis ("MS") patients. As a result of entering into the License Agreement, the future development and sale by the Company of FP187® or another DMF-containing formulation (collectively "DMF Formulation") is uncertain at this time and will be determined based on the outcome of matters discussed further below. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. Under certain conditions, the Company may decide to reinitiate the development of FP187®, or initiate the development of another DMF Formulation.

        Under the terms of the License Agreement, the Parent restructured its operations (the "Restructuring") on June 30, 2017 whereby the Parent transferred to Operations (a newly created wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property (the "IP"), and Operations transferred the IP to FWP IP, ApS ("FWP IP") (a newly created wholly owned Danish limited liability company.) The final step in the Restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold (the "Sale") to a newly formed Danish limited liability company (FWP HoldCo ApS, referred to as "HoldCo") owned and controlled by a newly formed independent Danish foundation (FWP Fonden, referred to as the "Foundation"). In consideration for the capital stock of FWP IP, HoldCo paid Operations 336,000 Danish Kroner ("DKK") ($54,000 based on the December 31, 2017 exchange rate). The operating results of FWP IP for the period from creation to Sale were immaterial.

        The Foundation's three-member board includes one independent director and one director appointed from each of the Parent and Biogen. Accordingly, the Parent does not control nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. During the year ended December 31, 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization (the "Initial Capitalization") of the Foundation and is obligated to pay 100,000 DKK ($16,000 based on the December 31, 2017 exchange rate) annually (the "Annual Funding") to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements (also see Note 2.3.) In connection with the Initial Capitalization, the Annual Funding and the Sale, the Group incurred a net expense of $759,000 that is included in general and administrative expenses for the year ended December 31, 2017. In the future,

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

the Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

        On August 2, 2017, the Company's shareholders approved a 10 for 1 share split (the "Share Split"). Except if disclosed otherwise, all share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Accordingly, share and per share information previously reported will be different from the information reported herein. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK. See Notes 3.6 and 5.1 for additional information.

        On August 2, 2017, the Company's shareholders approved a capital reduction with a corresponding shareholder distribution of 917.7 million EUR ($1.1 billion) (the "Capital Reduction"). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. See Note 5.1 for additional information.

1.2   Intellectual Property Proceedings and the Settlement and License Agreement

        On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company's IP, effective as of February 9, 2017. Biogen also is required, if certain conditions are met within the time period set forth in the License Agreement, including the termination or expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, ("HSR Act"), to obtain an exclusive license to the Company's IP in the United States.

        In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion ("Non-refundable Fee") in February 2017, and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

        On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board ("PTAB") declared Patent Interference No. 106,023 (the "Interference Proceeding") between the Company's United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514B2 held by a subsidiary of Biogen, Inc. The License Agreement does not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company's European patent EP 2801355 (the "Opposition Proceeding"). The Company and Biogen intend to permit the PTAB and the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"), as applicable, and the Opposition Division, the Technical Board of Appeal and the Enlarged Board of Appeal of the European Patent Office (the "EPO"), as applicable, to make final determinations in the proceeding before them. If the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, as discussed further below, it will be eligible to receive royalties starting as early as 2021 based on Biogen's net sales of DMF-containing products indicated for treating MS as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement.

        If the Company is successful in the Interference Proceeding (i.e., the Company obtains, as a result of the Interference Proceeding and any appeals therefrom to the Federal Circuit (including en banc

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

review), a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), and if Biogen obtains an exclusive license in the United States, the Company may be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on Biogen's net sales in the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If Biogen obtains an exclusive license in the United States, the Group would likely permanently discontinue development of a DMF Formulation.

        If the Company is successful in the Interference Proceeding, but certain conditions are not met in the United States, including if restraints are placed on Biogen as a result of the process under the HSR Act, and if Biogen does not obtain an exclusive license, the Company could reinitiate the development of a DMF Formulation for sale in the United States under a co-exclusive license with Biogen, under which the Company may assign its co-exclusive license, on one occasion only, to a single third party. Under the co-exclusive license, the Company would be eligible beginning on January 1, 2023 to collect royalties of 1% on Biogen's net sales in the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Interference Proceeding after any appeals, the Company would not be entitled to future royalties on Biogen's net sales in the United States. Moreover, if Biogen prevails in the Interference Proceeding, after any appeals to the Federal Circuit, the Company may be prevented from commercializing FP187® for MS in the United States at a 480 mg per day dose. Were this to occur, the Company would consider reviewing opportunities to develop other DMF-containing formulations and products, including generics, consistent with the terms of the License Agreement. If the Company is unable to commercialize FP187® or any other product for sale in the United States, the Company would be unable to generate any revenue from such a product.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen's net sales outside the United States.

        The receipt of the Non-refundable Fee triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the addendum to the patent transfer agreement between the Company and Aditech Pharma AG. See Note 6.2.

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal of the PTAB's decision that ended the Interference Proceeding. The appeal was filed in the Federal Circuit and seeks to have the decision overturned and the Interference Proceeding reinstated. On December 21, 2017, the Company filed the final appeal brief, and the appeal will be heard at an oral hearing on June 4, 2018. The appeal is expected to be decided in the second half of 2018.

        On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP 2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP 2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, and following receipt and review of these, the Company plans to appeal the Opposition Division's decision to the Technical Board of Appeal, with an expected duration of the appeal process of an additional two to three years. The Company has until June 2, 2018 to submit its notice of appeal, and the deadline for submitting the detailed grounds of appeal is August 2, 2018. If the Company prevails in such appeal, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition.

1.3   Public listing of American Depositary Shares representing Ordinary Shares

        During the fourth quarter of 2014, the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADS") representing ordinary shares of the Company with a nominal value of 0.10 DKK each in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. The IPO proceeds totaled $235.2 million before deducting the underwriters' commission (7% of gross proceeds) and other direct and incremental costs associated with the IPO. Subsequent to the Share Split and the Capital Reduction, each ADS represents two ordinary shares with a nominal value of 0.01 DKK. Holders of ADSs are not entitled to vote while holders of ordinary shares are entitled to one vote per share.

Section 2—Basis of Preparation

2.1   Accounting policies

  Basis of preparation

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that were measured at fair value and are disclosed in Note 5.4. The consolidated financial statements are presented in United States Dollars ("USD"), and all values are rounded to the nearest thousand (USD '000), except when otherwise indicated.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Group as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

        FP GmbH and Forward Pharma USA, LLC have been consolidated for all periods presented herein. Forward Pharma FA ApS and Operations have been consolidated since their inception on December 3, 2015 and June 30, 2017 respectively. FWP IP has been consolidated from its inception on June 30, 2017 through November 22, 2017 when the capital stock of FWP IP was sold to HoldCo.

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

  Translation from functional currencies to presentation currency

        The Company's consolidated financial statements are presented in USD which is not the functional currency of the Parent. The Group has elected USD as the presentation currency due to the fact that the Parent has listed ADSs on the Nasdaq Global Select Exchange, or Nasdaq, in the United States, under the ticker symbol "FWP". The Parent, Operations, FWP IP and Forward Pharma FA ApS's functional currency is the DKK, FP GmbH's functional currency is the EUR and Forward Pharma USA, LLC's functional currency is the USD.

        Except for the specific income and expense transactions noted below, the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at the average exchange rates for the period. Exchange differences arising from such translation are recognized directly in other comprehensive loss and presented in a separate reserve in equity.

        As a result of the magnitude of the following transactions combined with the weakening of the USD compared to the DKK during the year ended December 31, 2017, the Parent used the spot rate to translate the Non-refundable Fee, the amounts due per the Amendment (as defined in Note 3.4), and the amount due Aditech Pharma AG to the presentation currency (USD.) The spot rate was used to avoid the distortion of operating results that would have been caused had the average exchange rate been used. In addition, for the same reason, the average exchange rate for the three-month period ended March 31, 2017 was used to translate the income tax provision to the presentation currency (USD.)

  Foreign currencies transactions and balances

        The Company and each of its subsidiaries determine their respective functional currency based on facts and circumstances and the technical requirements of IFRS. Items included in the financial statements of each entity are measured using the functional currency. Transactions in foreign currencies are initially recorded by the Group entities in their respective functional currency using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

in the statement of profit or loss within "Exchange rate gain (loss), net," which includes gross exchange (gains) losses in the amount of ($9.0 million), $1.9 million and $1.5 million for each of the years ended December 31, 2017, 2016 and 2015, respectively.

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

        The Company has never granted cash settled awards. Generally, equity awards have a term of six years with none exceeding ten years from the date of grant. Equity awards generally vest over a three to five-year service period and certain equity awards vest contingently on the occurrence of defined events.

        The cost of share-based payments is recognized as an expense together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled. In the event that equity instruments are granted conditionally upon an equal number of equity instruments granted in prior periods not being exercised, they are treated as a new grant for the current period and a modification of the equity instruments granted in the prior period. For equity instruments that are modified or replaced, the incremental value, if any, that results from the modification or replacement is recognized as an expense over the period in which performance and/or service conditions are fulfilled or immediately if there are no performance and/or service conditions to be fulfilled.

        The fair value of equity-settled awards is reported as compensation expense pro rata over the service period to the extent such awards are estimated to vest. No cost is recognized for awards that do not ultimately vest.

        As discussed in more detail in Note 3.4, in order to mitigate the dilution to warrant, deferred share or share option holders' awards caused by the Capital Reduction, the Parent's shareholders and board of directors approved adjustments to the terms and conditions governing certain warrants, deferred shares or share options. The adjustments resulted in a combination of cash payments to the holders of the equity awards, reductions in the exercise prices of equity awards and a decrease in the total number of ordinary shares that may be subscribed for or purchased pursuant to outstanding equity awards.

  Employee benefits

        Employee benefits are primarily made up of salaries, share-based payments, Group-provided health insurance and Group contributions to a defined contribution retirement plan. The cost of these benefits

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

is recognized as expenses as services are delivered. The Group's contributions to the employee defined contribution retirement plan have not been material.

  Operating Expenses in the Statement of Profit or Loss

  Research and development costs

        Research and development costs primarily comprise salary and related expenses, including share-based payment expense, license, patent and other intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices (for example the United States Patent and Trademark Office ("USPTO"), the EPO or other country-specific patent registry offices), manufacturing costs of pre-commercial product used in research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Group's research and development activities.

        If expenses incurred are associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceeding conducted within the USPTO, EPO or other country-specific patent registry offices) ("Court Expenses") they are classified within general and administrative expenses. Court Expenses incurred for the years ended December 31, 2017, 2016 and 2015 totaled $1.2 million, $315,000 and $602,000 respectively.

  Capitalized patent and development costs

        The Group's research and development activities have concentrated on the development of unique formulations of DMF for the treatment of immune disorders and include all patent office-related activities regarding the Company's patent estate development (e.g., interference proceeding, oppositions and new patent development). For all periods presented herein, the Group did not capitalize patent costs or FP187® development costs and consequently expensed such costs as incurred given the inherent uncertainty in drug development and commercialization.

  General and administrative costs

        General and administrative costs relate to the administration of the Group and comprise salaries and related expenses, including share-based payment expense, investor relations, legal and accounting fees, other costs associated with our public listing of ADSs in the United States and depreciation of equipment, to the extent such expenses are related to the Group's administrative functions as well as Court Expenses. For the year ended December 31, 2017, general and administrative costs include the expenses associated with the Restructuring.

  Government grants

        Income from government grants is recognized when there is reasonable assurance that the grant will be received, all contractual conditions have been complied with and where contingent repayment obligations remain, avoidance of such obligations are within the control of the Group and not probable to occur. When the grant is intended to subsidize costs incurred by the Group, it is recognized as a deduction in reporting the related expense on a systematic basis over the periods to which the costs relate. When the grant subsidizes a capital asset, it is recognized as income in equal amounts over the expected useful life of the related asset. For more information on government grants, refer to Note 3.2.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

  Deferred tax

        Deferred tax is provided based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, unused tax credits and unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

        The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Based on the re-assessment performed at December 31, 2016, the Group recognized certain previously unrecognized deferred tax assets to the extent recovery was probable. In reaching this conclusion, Management considered the probability of future taxable profits considering the License Agreement. See Note 3.5.

        Deferred tax relating to items recognized outside the profit or loss are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

        During the period from January 19, 2013 to December 31, 2015, the Company was part of to a Danish joint taxation group with Tech Growth Invest ApS (see Notes 3.5 and 6.2) and entities under Tech Growth Invest ApS's control (collectively "Tech Growth"). Under the joint taxation, the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth's partial utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of Tech Growth. An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 was the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth's partial utilization of the Company's tax losses.

        On January 1, 2016, the Parent became part of a new Danish joint taxation group ("2016 Tax Group") with NB FP Investment General Partner ApS and Forward Pharma FA ApS. For the year ended December 31, 2017, Operations became member of the 2016 Tax Group on June 30, 2017

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

(inception) and FWP IP became a member of the 2016 Tax Group on June 30, 2017 (inception) through the date of the Sale (November 22, 2017.)

  Equipment

        Equipment, which includes computers, office equipment, furniture and manufacturing equipment, is stated at cost, net of accumulated depreciation. Manufacturing equipment is owned by the Group and placed in service for the use of Group vendors who provide contract manufacturing services to the Group. Except as discussed in Note 4.1, there have been no impairment losses recognized by the Group since the inception of the Company.

        Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of two to eight years. The residual values of equipment are not material.

        The useful life of and method of depreciation of equipment are reviewed by management at least each year end or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates. For all periods presented herein, the effect of changes in accounting estimates for equipment were immaterial.

  Financial assets

  Initial recognition and measurement

        Financial assets that meet certain criteria are classified at initial recognition as either financial assets at fair value through profit or loss, available-for-sale financial assets, held to maturity investments or receivables. The Group's financial assets include cash, cash equivalents, other receivables and available-for-sale financial assets. The Group does not hold assets that have been classified at fair value through profit or loss or held to maturity. Generally, the Group's financial assets are available to support current operations; however, amounts expected to be realized within the next twelve months are classified within the statement of financial position as current assets. Certain available-for-sale financial assets have historically been classified within the statement of financial position as non-current assets as management had no intention or business reason to dispose of these financial assets before their maturities which were in excess of twelve months. The Group has no derivative financial assets nor has there been a change in classification of a financial asset after initial recognition and measurements as discussed herein. Financial assets are not acquired for trading or speculative purposes and available-for-sale financial assets are expected to be held until maturity.

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

        Available-for-sale financial assets include government issued debt instruments. After initial recognition, they are carried at fair value with changes in fair value from period to period recognized in other comprehensive income. Interest earned from available-for-sale financial assets is reported as interest income using the effective interest rate method with foreign exchange gains or losses recognized in the consolidated statement of profit and loss within foreign exchange rate gain (loss). See Note 5.4.

  Financial asset impairment

        The Group assesses at the end of each reporting period whether there has been objective evidence that a financial asset or group of financial assets may be impaired. Impairment losses are incurred if there is objective evidence of impairment and the evidence indicates that estimated future cash flows will be negatively impacted. For financial assets held at amortized costs, the amount of impairment loss to be recognized in the financial statements is measured as the difference between the carrying value of the financial asset and the present value of the expected cash flows of the financial asset using the original effective interest rate. For impaired available-for-sale financial assets, the amount of loss to be recognized is measured as the difference between the acquisition cost of the available-for-sale financial asset, adjusted for any amortization of discount or premium, and its fair value. For each of the years ended December 31, 2017, 2016 and 2015, the Group did not experience an impairment of a financial asset.

  Interest income on available-for-sale financial assets

        Interest income is recognized as income using the effective interest method.

  Financial Liabilities

        The Group's financial liabilities for all period presented herein include only trade payables. Trade payables relate to the Group's purchase of products and services from various vendors in the normal course of business with payment terms generally not exceeding 30 days. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method in the event a vendor has provided extended payment terms to the Group. Historically none of the Group's vendors have provided extended payment terms and therefore the effective interest method has not been used.

  Other receivables

        Other receivables primarily comprise value added tax ("VAT") receivables and accrued interest income on available-for-sale financial assets. Other receivables are measured at cost less impairment losses, if any. There have been no impairment losses in the financial periods presented herein. For more information on other receivables see Note 4.3.

  Cash and cash equivalents

        Cash and cash equivalents comprise cash at banks available on demand.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Consolidated statement of cash flow

        The consolidated statement of cash flows is presented using the indirect method. The consolidated statement of cash flows shows cash flows used in operating activities, cash flows from investing activities, cash flows from financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

        Cash flows used in operating activities primarily comprise the operating results, before tax, for the year adjusted for non-cash items, such as share-based compensation, foreign exchange gains and losses, depreciation, changes in working capital and cash flows for interest and taxes.

        Cash flows from investing activities are comprised primarily of payments relating to equipment purchases and the maturity of available-for-sale financial assets.

        Cash flows from financing activities are comprised of proceeds from the repurchase of equity awards, share issuances and the Capital Reduction see Notes 3.4 and 5.1.

2.2   Significant accounting judgments, estimates and assumptions

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

  Judgments made in applying accounting policies

        In the process of applying the Group's accounting policies, management has made the following judgment that has the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue recognition of the Non-refundable Fee	Note 2.3
Income taxes	Notes 3.5, 6.2
Deferred tax assets	Note 3.5

        There is a significant risk that the judgments used by management to prepare the accompanying consolidated financial statements could differ from actual results causing a material adjustment to the carrying amounts of assets and liabilities in future years. The Group based its judgments on information available when the consolidated financial statements were prepared.

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

        Management has determined that the following items are subject to a high degree of estimation uncertainty and are significant to the financial statements:

Valuation of share-based payment	Note 3.4

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

2.3   New and Amendments to Accounting Standards

Adoption of IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

        IFRS 15 addresses the accounting and disclosure requirements for revenue contracts with customers. The mandatory effective date for adopting IFRS 15 is January 1, 2018; however, the Group elected to adopt IFRS 15 early on January 1, 2017. In accordance with IFRS 15, the Group recognizes revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for such goods or services.

        Prior into entering to the License Agreement, the Group did not have revenue from contracts with customers that were within the scope of IFRS 15 and therefore the initial adoption of IFRS 15 had no effect on previously reported financial statements nor was an adjustment made to the Group's accumulated deficit at January 1, 2017.

        The only contract that the Group is party to that is within the scope of IFRS 15 is the License Agreement. In concluding when the Non-refundable Fee should be recognized as revenue, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed IP both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed IP whether under a co-exclusive license or an exclusive license. The License Agreement requires the Company (i) to fund the cost to file, prosecute and maintain the Company's United States patents and European patent EP 2801355, (ii) to participate in an intellectual property advisory committee and (iii) to provide the Annual Funding (collectively "Defense Costs" or "Defend the IP"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company's obligation to Defend the IP does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen has full unrestricted use of the Company's IP at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed IP, the License Agreement is deemed to provide Biogen with a right to use the Company's IP upon the consummation of the License Agreement. Based on the facts and circumstance discussed herein, the Non-refundable Fee was recognized as revenue when the performance obligations were satisfied.

        The License Agreement provides for Biogen to remit to the Company royalties (as defined in Note 1.2) only if the Company is successful in the Interference Proceeding and/or the Opposition Proceeding, including all appeals, and provided that other conditions of the License Agreement are satisfied. Should the Company be entitled to receive royalties from Biogen in the future, such amounts will be recognized as revenue in the period the underlying sales occur.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Standards effective in 2017:

        The IASB issued new standards, amendments to standards and interpretations that are effective in 2017 (collectively "2017 New Standards"). None of the 2017 New Standards effected the Group's financial statements.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2018 (collectively "New Standards"). None of the New Standards are currently expected to have a material effect on the Group's financial statements; including, as discussed below, the future adoption of IFRS 16 Leases ("IFRS 16"). At December 31, 2017 the Group did not hold any financial instruments that would be affected by IFRS 9 Financial Instruments. Management's current expectation is that New Standards will be adopted by the Group when mandated.

        IFRS 16: This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The impact on the Group's financial statements from the future adoption of IFRS 16 will be determined based on facts and circumstances that exist at the time of adoption; however, as of December 31, 2017, the Group only has leases with terms of less than twelve months or of low value assets and therefore had the adoption of IFRS 16 occurred at December 31, 2017 the effect on the Group's consolidated financial statements would be immaterial.

Section 3—Results for the Year

3.1   Segment information

        For management purposes, the Group is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any product candidate or geographical market and no segment information is currently disclosed in the Group's internal reporting. Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as the Group's business activities are not organized into business units, products or geographical areas.

3.2   Government grant

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank ("SAB") awarded FP GmbH a grant ("Grant") of €3.8 million ($4.5 million based on the December 31, 2017 exchange rate) that subsidized certain product development costs incurred by FP GmbH during the period from March 2007 to December 2008. In June 2012, the SAB concluded the proceeding of proof of correct use of the Grant and determined that FP GmbH was in compliance with the terms of the Grant. In January 2017, the SAB informed the Company that FP GmbH had no further obligation to perform under the Grant or to repay the Grant. The SAB maintains the right to revoke the Grant and demand repayment

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

of the Grant plus interest in the event the SAB in the future determines that FP GmbH failed to comply with the terms of the Grant.

3.3   Staff costs

	Year ended December 31
	2017	2016	2015
	USD '000	USD '000	USD '000
Wages and salaries	2,166	2,175	1,832
Social taxes and benefits	197	407	407
Share-based payment (Note 3.4)	7,082	14,288	13,541

Total	9,445	16,870	15,780

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	5,712	9,230	6,779
General and administrative costs	3,733	7,640	9,001

Total	9,445	16,870	15,780

Compensation to senior management personnel of the Group
Short-term employee benefits	622	670	718
Severance benefits	117	—	—
Share-based payment(*)	223	3,290	5,500

Total compensation paid to key management personnel	962	3,960	6,218

(*)
The amount disclosed for the year ended December 31, 2017 includes the effect of the reversal of previously recognized share-based compensation of $5.3 million in connection with the termination of certain members of senior management.

        The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to senior management personnel. In 2017, senior management consisted of the Company's Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. As discussed in more detail in Note 3.4, during the year ended December 31, 2017, certain amounts were paid to warrant and option holders, including senior management, that were deemed to be a partial repurchase of equity awards and accounted for as a reduction to shareholders' equity. The table above excludes $7.2 million that was paid to senior management that was deemed to be a partial repurchase of equity awards. See Note 6.1 for compensation paid to the members of the board of directors.

3.4   Share-based payment

        Unless otherwise stated, all amounts disclosed in this Note, including the quoted share prices, have been revised to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. In addition, per share amounts in DKK have been updated as the result of changes in exchange rates. Accordingly, the information reported herein may differ from the amounts previously reported.

        The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively "equity awards") to employees, consultants (who provide services similar to employees), non-employee consultants and members of the board of directors. Equity awards have been granted under either the Company's 2014

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Omnibus Equity Incentive Compensation Plan (the "Equity Plan") or outside the Equity Plan. Outstanding warrants and options have exercise prices stated in DKK or USD. Options and warrants that have exercise prices in DKK have been translated to USD.

        Prior to the Share Split, each ADS represented one ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten ordinary shares and two ordinary shares respectively. The per share amounts disclosed herein are based on one ordinary share.

        The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards (as defined below) to employees, consultants and directors of the Group. Subsequent to the Share Split and the Capital Reduction, the Equity Plan currently provides for the granting of an aggregate of 10.1 million ordinary shares. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains antidilution provisions in the event of a stock split or certain other corporate transactions. As of December 31, 2017, 3.1 million shares were available for future grant under the Equity Plan. In addition, at December 31, 2017, under Danish Corporate Law, the board of directors has available for the future grant 2.1 million warrants and 17 million deferred shares (inclusive of the shares available for future grant under the Equity Plan.)

        During March 2017, the Company granted 60,000 options (600,000 after the Share Split) to the Company's Chief Executive Officer with an exercise price of $27.49 ($2.75 after the Share Split.) Vesting is monthly over 48 months commencing on March 1, 2017; however, each award contains a provision whereby the Chief Executive Officer cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreement. Stock options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in March 2017 totaled $913,000.

        During June 2017, the Company granted 825,000 options (8.3 million after the Share Split) (the "June 2017 Options"), including 300,000 (3 million after the Share Split) that were granted to the Company's Chief Executive Officer and 75,000 (750,000 after the Share Split) that were granted to members of the Company's Board of Directors, that have an exercise price of $20.35 ($2.04 after the Share Split.) Vesting is monthly over 36 months commencing on June 1, 2017; however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and/or exercise periods are accelerated under certain defined situations, including a change in control. The terms of the June 2017 Options include antidilution protection to the holders in the event there is a distribution to the shareholders as defined in the underlying award agreements. As a result of the Capital Reduction and the antidilution protection, the exercise price of the June 2017 Options has been decreased to the nominal value of an ordinary share, the number of shares that may be subscribed for pursuant to the June 2017 Options has been reduced by 80% (6.6 million options after the Share Split) (referred to as the "June 2017 Award Adjustment") and the holders could be due a total cash payment of 1.9 million EUR ($2.2 million based on the December 31, 2017 exchange rate) if all of the June 2017 Options vest. For the year ended December 31, 2017, 361,000 EUR ($430,000) were paid to the holders of the June 2017 Options in connection with June 2017 Options that vested during the period and the balance, if vesting occurs, is payable semi-annually on a pro rata basis over the remaining vesting period that ends on May 31, 2020. Since the June 2017 Option award agreements contain antidilution terms, payments made to the holders as the result of such terms were treated as a reduction to shareholder equity. The June 2017 Options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in June 2017 Options totaled $8.9 million.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        During June 2017, the Company granted 90,000 deferred shares (900,000 after the Share Split) (the "June 2017 Deferred Shares"), including 45,000 (450,000 after the Share Split) granted to the Company's Chief Executive Officer. 50,000 of the June 2017 Deferred Shares (500,000 after the Share Split), including 25,000 (250,000 after the Share Split) held by the Company's Chief Executive Officer, vest in the event there is a favourable conclusion of the Interference Proceeding, as defined in the award agreement, and the balance vest in the event there is a favourable conclusion of the Opposition Proceeding as defined in the award agreement. The award agreements also provide for unvested deferred shares to vest immediately in the event there is a change in control as defined in the award agreement. Deferred shares expire five years from the date of grant. At the date of grant, the aggregate fair value of the deferred shares totaled $1.8 million. The fair value of the June 2017 Deferred Shares will be recognized as an expense within the statement of profit and loss statement only if such shares vest. In addition, the award agreements underlying the June 2017 Deferred Shares contain provisions similar to the antidilution provisions included in the June 2017 Options. Accordingly, the number of shares that may be subscribed for pursuant to the June 2017 Deferred Shares has been reduced by 80% (720,000 deferred shares after the Share Split) (referred to as the "Deferred Share Adjustment") and if the June 2017 Deferred Shares vest the Company will be obligated to remit 1.7 million EUR ($2.1 million based on the December 31, 2017 exchange rate) to the holders of the June 2017 Deferred Shares.

        During the year ended December 31, 2017, a number of employees, including the Company's former Chief Executive and Operating Officer, Chief Financial Officer, and two board members terminated roles with the Company (collectively "Former Employees"). At the time of termination, unvested equity awards held by the Former Employees were forfeited resulting in the reversal of previously recognized share-based compensation of $7.6 million. The equity awards forfeited included 284,000 deferred shares (2.8 million after the Share Split) and 564,000 options or warrants (5.6 million after the Share Split.) The Company's board of directors allowed ("Allowance") the Former Employees to continue to hold 1.1 million vested options or warrants (11.1 million after the Share Split) that would have otherwise been forfeited shortly after each Former Employee's termination date if not exercised. As the result of the Allowance, the Company, during the year ended December 31, 2017, recognized share-based compensation of $2.7 million.

        In November 2017, the shareholders of the Company approved an amendment to the Company's articles of association. The amendment modified the terms of certain outstanding options and warrants granted by the Company before June 2017 to mitigate the dilution to such awards caused by the Capital Reduction. In November 2017, a similar amendment was approved by the board of directors of the Company in respect of certain deferred share awards granted by the Company before June 2017 (the amended options, warrants and deferred shares are collectively referred to as the "Awards" and the amendments of the Awards are collectively referred to as the "Amendment"). For financial reporting purposes, the Amendment was accounted for as a modification whereby any increase in the fair value of an Award resulting from the Amendment is deemed to be additional compensation to the Award holder and accounted for as discussed below. The Amendment was designed to apply a set of principles (the "Principles") consistently across all Awards; however, since the Awards effected by the Amendment had a wide range of different terms, the Amendment's effect on individual Awards varied resulting in certain Awards increasing in fair value while others decreased in fair value. The Principles employed were modelled off the Capital Reduction including, but not limited to, the per share cash distributed to shareholders and the 80% annulment of shares (see Note 5.1.) The overall effect of the Amendment provided for cash payments to Award holders of 36.2 million EUR ($43.4 million based on

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

the December 31, 2017 exchange rate) and a reduction in the number of outstanding Awards of 28.8 million. In situations where the Amendment favourably affected the fair value of an Award, such effect was deemed to be additional compensation to the Award holder that will be expensed over the remaining vesting period for unvested Awards and expensed immediately in connection with vested Awards. In situations where the fair value of an Award was negatively affected by the Amendment, no expense will be recognized. Cash payments made to Award holders were deemed to be a partial repurchase of the Award and accounted for as a reduction to shareholder equity except in situations where the cash payment to an Award holder increased the fair value of an Award. In situations where the cash payment to an Award holder increased the fair value of an Award, such increase was deemed to be additional compensation and expensed, as discussed above, based on the Award's vesting status. As a result of the Amendment, the Group recognized compensation of $11.7 million and a reduction to shareholder equity of $32.2 million. Subsequent to the Amendment, the exercise prices of options and warrants range from 0.01 DKK (or $0.0016) to $14.13 per share and the holders of deferred shares need to remit 0.01 DKK (or $0.0016) per share upon the issuance.

        During March 2017, 40,000 warrants (401,000 after the Share Split) were exercised yielding proceeds to the Company of $49,000. The quoted fair value of an ordinary share of the Company on the date of exercise was $27.95 ($2.80 after the Share Split.)

        During the year ended December 31, 2016, 664,000 stock options (6.6 million after the Share Split) were granted, including 178,000 (1.8 million after the Share Split) that were granted to members of the Company's Board of Directors. The option exercise prices per share range from $12.75 to $21.95 ($1.28 to $2.20 after the Share Split.) Vesting terms are pro rata over either a three or four year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2016 totaled $8.2 million.

        In June 2016, 89,000 warrants (891,000 after the Share Split) ("June 2016 Warrants") were granted to a consultant. The June 2016 Warrants replaced an equal number of expiring warrants. The exercise price of the June 2016 Warrants is the same as the expiring warrants, or $0.56 ($0.06 after the Share Split.) The June 2016 Warrants were fully vested upon grant and expire on July 1, 2018. For financial reporting purposes, the June 2016 Warrants were accounted for as a modification of the expiring warrants to extend the expiration date. The financial statement impact of the modification of the June 2016 Warrants was not material.

        During May 2016, 130,000 warrants (1.3 million after the Share Split) were exercised yielding proceeds to the Company of $112,000. The quoted fair value of an ordinary share of the Company on the date of exercise was $18.60 ($1.86 after the Share Split.)

        During October 2016, the Company entered into a four-year consulting agreement with a member of the board of directors. The consulting agreement provides for the granting of 12,500 deferred shares (125,000 after the Share Split) shares as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. At the date of grant, the aggregate fair value of the deferred shares totaled $275,000.

        During the year ended December 31, 2015, 706,000 stock options (7 million after the Share Split) were granted to certain employees, board members and consultants (who provide services similar to

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

employees) and 500,000 stock options (5 million after the Share Split) were granted to non-employee consultants. The options granted to the non-employee consultants are discussed in more detail below. The option exercise prices per share, excluding the 500,000 stock options (5 million after the Share Split) awarded to the non-employee consultants, range from $20.90 to $36.85 ($2.09 to $3.69 after the Share Split.) Vesting terms are pro rata over either a three or four-year term, however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock option expiration dates vary with the latest expiration date being six years from the date of grant. At the date of grant, the aggregate fair value of options granted in 2015, excluding the fair value of the options granted to the non-employee consultants, totaled $10.2 million.

        As discussed above, during the year ended December 31, 2015 a total of 500,000 stock options (5 million after the Share Split) were granted to non-employee consultants of the Group ("Consultant Options"). 250,000 Consultant Options (2.5 million after the Share Split) have an exercise price of $28.26 ($2.83 after the Share Split) and the balance have an exercise price of $141.30 ($14.13 after the Share Split.) The Consultant Options expire on May 15, 2020 and vesting is over five years; however, the Consultant Options can only be exercised during the period from April 2, 2020 to May 15, 2020. Vesting and exercise are accelerated in the event there is a change in control as defined in the option award agreements. The Company's board of directors holds a unilateral right to terminate the Consultant Options for any reason at any time prior to vesting. The fair value of the Consultant Options is measured using the Black Scholes model with inputs not materially different from those discussed below. The fair value of the Consultant Options is determined as services are rendered. As of December 31, 2017 (after the Share Split), 2 million of the Consultant Options have vested including 1 million with an exercise price of $2.83 (after the Share Split.) The fair value of the Consultant Options was computed using the Black Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that will be significantly affected by actions taken by parties who are not under the control of the Group. Accordingly, the value and timing of the services to be received over the service period cannot be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The weighted average fair value per Consultant Option applied for recognition of an expense during each of the years ended December 31, 2017, 2016 and 2015 was $0.63, $0.60 and $1.19 (after the Share Split) respectively. The total expense recognized during each of the years ended December 31, 2017, 2016 and 2015 was $615,000, $892,000 and $2.0 million respectively. There were no Consultant Options outstanding prior to 2015.

        In order to provide employees, including the Chief Executive Officer, consultants and a board member of the Group with the ability to forgo exercising warrants or share options that were set to expire on or before January 1, 2016 ("Expiring Awards"), (i) the board of directors, during the year ended December 31, 2015, approved the granting of 1,365,000 share options or warrants (13.6 million after the Share Split) ("Replacement Awards") to replace 1,405,000 Expiring Awards (14.1 million after the Share Split) (1,316,000 Expiring Awards (13.2 million after the Share Split) expired prior to December 31, 2015 and 89,000 (891,000 after the Share Split) expired on January 1, 2016) and (ii) the Company's shareholders, at the ordinary general meeting in April 2015, approved the extension of the period during which holders may exercise 334,000 Expiring Awards (3.3 million after the Share Split) ("Extended Awards"). Further, in order to incentivize holders of Expiring Awards to remain engaged

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

with the Group, the board of directors, during the year ended December 31, 2015, approved the granting of additional share options or warrants to holders of Expiring Awards to subscribe for an aggregate of 362,000 ordinary shares (3.6 million after the Share Split) ("Additional Awards"). The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration dates were extended to various dates, the latest being March 2021. The expiration date for 167,000 of the Extended Awards (1.7 million after the Share Split) was extended to June 2018, while the expiration date for the balance of the Extended Awards was extended to November 2018. If individual holders exercise their Expiring Awards, then the Replacement Awards and the Additional Awards held by such holders provide for immediate expiration and cancellation of such Replacement Awards and the Additional Awards for no compensation. Replacement Awards have the same exercise price as Expiring Awards. Replacement Awards are fully vested on the date of grant while Additional Awards vest over a period of three years. Replacement Awards and Additional Awards (except for 85,000 Replacement Awards (847,000 after the Share Split)) cannot be exercised prior to March 2018; however, Replacement Awards and Additional Awards vest and can be exercised immediately in the event there is a change in control, as defined in the award agreements. The aggregate fair value of Replacement Awards and Additional Awards at the date of grant totaled $6.8 million. The financial statement impact of the Extended Awards was not material.

        A total of 55,000 deferred shares (550,000 after the Share Split) were granted during 2015 including 5,000 (50,000 after the Share Split) to an employee and 25,000 (250,000 after the Share Split) to each of two consultants. The employee's deferred shares vested in July 2016 and the consultants' deferred shares vest in equal increments annually over a four year period. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreements. At the date of grant, the aggregate fair value of the deferred shares granted in 2015 totaled $1.4 million. From May 6, 2016 to May 3, 2017, one of the consultants served on the Company's board of directors. See Note 6.1.

        During the year ended December 31, 2015, 216,000 warrants (2.2 million after the Share Split) were exercised yielding proceeds to the Company of $153,000. The quoted weighted average fair value of an ordinary share of the Company on the dates of exercise was $33.79 ($3.38 after the Share Split.)

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The table below summarizes the activity for each of the years ended December 31, 2017, 2016 and 2015 for equity awards in the form of options and warrants and the weighted average exercise price ("WAEP"):

	Share Options and Warrants Adjusted for the Share Split
	Key Management Personnel(*)	Employees and Consultants	Non- Employee Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000	No. '000
Outstanding at January 1, 2015	10,582	17,950	—	28,532	$0.50
Granted	1,783	5,284	4,996	12,063	$5.16
Expiring Awards	(3,337)	(9,821)	—	(13,158)	$0.10
Replacement Awards	4,229	9,420	—	13,649	$0.10
Additional Awards	1,474	2,143	—	3,617	$3.01
Exercised	—	(2,158)	—	(2,158)	$0.07

Outstanding at December 31, 2015	14,731	22,818	4,996	42,545	$2.04
Granted	1,783	5,743	—	7,526	$1.50
Expiring Awards	(891)	—	—	(891)	$0.08
Exercised	—	(1,300)	—	(1,300)	$0.09
Expired and forfeited	—	(985)	—	(985)	$0.35

Outstanding at December 31, 2016	15,623	26,276	4,996	46,895	$2.08
Granted	4,350	4,500	—	8,850	$2.08
Exercised	—	(401)	—	(401)	$0.12
Forfeited	(2,976)	(2,773)	—	(5,749)	$1.86
Effect of the Amendment and the June 2017 Award Adjustment	(12,801)	(22,603)	—	(35,404)	$1.33

Outstanding at December 31, 2017	4,196	4,999	4,996	14,191	$3.45

Exercisable at December 31, 2017	2,922	3,937	1,998	8,857

(*)
Includes current and former senior management and current and former members of the board of directors.

        The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2017, 2016 and 2015 was 3.2 years, 4.3 years and 4.9 years respectively.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2017, 2016 and 2015.

	Adjusted for the Share Split
Range of exercise prices (per share)	2017	2016	2015
	No. '000	No. '000	No. '000
$0.0016 to $0.12	7,625	17,878	20,069
$0.75 to $0.95	—	2,139	2,139
$1.26 to $1.80	179	4,635	—
$2.09 to $2.83	2,618	13,037	11,037
$3.05 to $3.77	674	6,708	6,802
$4.51 to $6.92	597	—	—
$14.13	2,498	2,498	2,498

Total	14,191	46,895	42,545

        The tables below summarize the inputs to the model used to value equity awards, including modifications of equity awards, as well as the average fair value per option or warrant awarded or modified for each of the years ended December 31, 2017, 2016 and 2015:

Year ended December 31, 2017
Dividend yield (%)	0
Expected volatility (%)	64 - 79
Risk-free interest rate (%)	(0.7) to 2.1
Expected life of the equity award (years)	0.5 to 7
Share price	2.04 USD to 2.74 USD
Exercise price	0.0016 USD to 6.92 USD
Model used	Black Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	10.90 USD

Year ended December 31, 2016
Dividend yield (%)	0
Expected volatility (%)	73 - 79
Risk-free interest rate (%)	(1.2) to 1.8
Expected life of the equity award (years)	4.0 to 5.0
Share price	1.64 USD to 2.20 USD
Exercise price	0.06 USD to 2.20 USD
Model used	Black Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	1.18 USD

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Year ended December 31, 2015
Dividend yield (%)	0
Expected volatility (%)	69 - 76
Risk-free interest rate (%)	(0.1) to 1.7
Expected life of the equity award (years)	3.5 to 5.0
Share price	1.81 USD to 3.90 USD
Exercise price	0.06 USD to 3.69 USD
Model used	Black Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	1.31 USD

        The table below summarizes the deferred share activity for each of the years ended December 31, 2017, 2016 and 2015:

	Deferred Shares Adjusted for the Share Split
	Key Management Personnel(*)	Employees and Consultants	Total Awards
	No. '000	No. '000	No. '000
Outstanding at January 1, 2015(a)	5,686	—	5,686
Granted	—	550	550
Vested and issued(a)	(1,422)	—	(1,422)

Outstanding at December 31, 2015	4,264	550	4,814
Granted	125	—	125
Transfer(b)	250	(250)	—
Vested and issued(a)	(1,422)	—	(1,422)

Outstanding at December 31, 2016	3,217	300	3,517
Granted	450	450	900
Forfeited(a)	(2,842)	—	(2,842)
Effect of the Amendment and the Deferred Share Adjustment	(419)	(456)	(875)

Outstanding at December 31, 2017(c)	406	294	700

Vested and unissued at December 31, 2017	127	107	234

(*)
Includes current and former senior management and current and former members of the board of directors.

(a)
During 2014, 5.7 million deferred shares were granted to the Company's Chief Financial Officer ("CFO"). The deferred shares vested annually over four years. The CFO was terminated during 2017 and 2.8 million unvested deferred shares were forfeited.

(b)
A consultant who was granted deferred shares in 2015 was a member of the Company's board of directors from May 6, 2016 to May 3, 2017. See Note 6.1.

(c)
At December 31, 2017, each deferred share has an exercise price of 0.01 DKK or $0.0016 based on the December 31, 2017 exchange rate.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        Share-based compensation expense included within operating results for each of the years ended December 31, 2017, 2016 and 2015 is as follows:

	Year Ended December 31,
	2017	2016	2015
	USD '000	USD '000	USD '000
Research and development costs	4,852	7,984	6,000
General and administrative costs	2,230	6,304	7,541

Total	7,082	14,288	13,541

Significant estimation uncertainty regarding share based payments

        Determining the fair value, whether at grant date, modification date or the date of the Amendment, and the subsequent accounting for equity awards requires significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted or modified. The expected life of an equity award is based on the assumption that the holder will not exercise until after the equity award is fully vested and all restrictions on the holders' ability to dispose of the underlying ordinary shares expire. Actual exercise patterns may differ from the assumption used herein. The volatility rate used to value equity awards has been based on either peer group volatility, where the expected life of an equity award exceeds the Company's historical trading data, or the Company's volatility rate where historical trading activity of the Company equals or exceeds the expected life of an equity award. Using historical volatility rates to project future trends is a highly subjective estimate that may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have yielded significantly different results.

3.5   Income tax

        The major components of income tax (expense) benefit reported in the consolidated statement of profit and loss for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31,
	2017	2016	2015
	USD '000	USD '000	USD '000
Current income tax (expense) benefit	(244,288)	(79)	336
Deferred income tax (expense) benefit	(23,107)	21,282	—

Income tax (expense) benefit reported in the statement of profit and loss	(267,395)	21,203	336

        The current income tax expense for the year ended December 31, 2016 primarily relates to a change in estimate of the benefit obtained by Tech Growth's utilization of the Company's tax loss. Included in the current income tax benefit for the year ended December 31, 2015 is the amount due to the Company for participating in the Tech Growth joint taxation group of $158,000 (see "Joint Taxation Groups" below for additional information regarding Tech Growth). Also included in the tax benefit for

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

the year ended December 31, 2015 is the favorable result from an application made with the Danish tax authorities whereby the Danish tax authorities approved a refundable tax credit of $178,000 related to the Company's research and development efforts after reducing the Company's Danish tax loss carryforward.

        Management concluded that at December 31, 2016 it was probable the Group would have taxable profits in 2017, thereby enabling the Group to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the close proximity of the date the License Agreement was executed to December 31, 2016 and the magnitude of the Non-refundable Fee compared to the projected total expenses in 2017. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carryforwards ("NOLs"). Taxable profits are not assured beyond the year ended December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

        The income tax (expense) benefit recorded for the years ended December 31, 2017, 2016 and 2015 is reconciled as follows:

	2017	2016	2015
	USD '000	USD '000	USD '000
Income (loss) before tax	1,184,488	(54,539)	(37,340)

At the Company's statutory income tax rate(1)	(260,587)	11,999	8,775
Adjustments:
Non-deductible expenses for tax purposes	(1,780)	(3,100)	(1,032)
Effect of higher tax rate in Germany(2)	(4,980)	844	1,517
(Unrecognized) recognized deferred tax assets	(48)	11,460	(9,102)
Refundable tax credit	—	—	178

Income tax (expense) benefit reported in the statement of profit and loss	(267,395)	21,203	336

Effective tax rate	22.6%	38.9%	0.9%

(1)
The statutory Danish tax rates for 2017, 2016 and 2015 were 22%, 22% and 23.5% respectively.

(2)
The statutory German tax rates for 2017, 2016 and 2015 were 31.9%, 31.9% and 31.9% respectively.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Deferred tax

        The recognized deferred tax (liabilities) assets at December 31, 2017 and 2016 are as follows:

	2017	2016
	USD '000	USD '000
Net operating loss carryforwards	—	31,999
Share-based payment	—	502
Acquired Patents (see below)	—	55,870
Payment Obligation (see below)	—	(65,181)
Other	(43)	(126)

Total deferred income tax (liability) benefit	(43)	23,064

        The table above for 2016 includes the tax effect of the patents and associated know-how acquired from Aditech Pharma AG (collectively "Acquired Patents") and the corresponding obligation to remit payments ("Payment Obligation") in accordance with the patent transfer agreement with Aditech Pharma AG. See Note 6.2. As the result of the Restructuring, the Acquired Patents and the Payment Obligation were recognized in the current tax provision.

        During each of the years ended December 31, 2017 and 2016, the Company recognized tax benefits within the consolidated statement of changes in shareholders' equity of $6.3 million and $2.8 million respectively. The tax benefits were related to equity awards where the Company's tax filing provided a benefit in excess of the corresponding share-based compensation recognized within reported operating results.

        The unrecognized deferred tax assets at December 31, 2017 and 2016 are as follows:

	2017	2016
	USD '000	USD '000
Tax effect of tax loss carry forwards	4,726	4,139
Share-based payment(*)	2,304	4,876

Unrecognized deferred tax assets, net	7,030	9,015

(*)
The amount for 2016 has been revised to conform with the 2017 presentation.

        The Group has the following unrecognized deductible temporary differences as of December 31, 2017, 2016 and 2015 respectively:

	Denmark			Germany
	2017	2016	2015	2017	2016	2015
	USD '000	USD '000	USD '00	USD '000	USD '000	USD '00
Unused tax losses	—	—	25,070	14,805	13,273	35,817
Deductible temporary differences regarding share-based payment(*).	10,474	22,163	24,961	—	—	—

(*)
The amounts for 2016 and 2015 have been revised to conform with the 2017 presentation.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The German tax loss carry forwards have no expiry date; however, FP GmbH's ability to use tax loss carry forwards in any one year is limited to 100% of the first 1 million EUR ($1.1 million based on the December 31, 2017 exchange rate) of taxable income plus 60% of taxable income above 1 million EUR. Other deductible temporary differences are not subject to any restrictions. For Danish and United States tax purposes, the Company's United States subsidiary does not conduct a trade or business and is therefore deemed to be a disregarded entity. Accordingly, the United States subsidiary is not subject to income taxes in the United States. Recently enacted tax legislation in the United States is not expected to have an impact on the Group.

Joint Taxation Groups

        During the period from January 19, 2013 to December 31, 2015, the Company was part of the Tech Growth joint tax group. Under applicable provisions of the Danish taxation law, the Company was entitled to obtain refunds at the prevailing tax rate from other entities within the Tech Growth joint taxation group who utilized tax losses of the Company. Included in the tax benefit for the year ended December 31, 2015 is $158,000 due to the Company for participating in the Tech Growth joint taxation group. During the year ended December 31, 2016, Tech Growth amended a prior year tax return to reduce previously reported taxable income. The effect of the amended tax return resulted in the Company recognizing a current income tax expense caused by Tech Growth utilizing less tax losses of the Company.

        A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth Invest ApS and other entities within the joint taxation group who utilized the Company's tax losses. On January 1, 2016, the joint taxation group with Tech Growth ceased and the Company became part of the 2016 Tax Group. The Company remains jointly and severally liable with other entities in the Tech Growth joint taxation group for Tech Growth's Danish tax liabilities during each of the years ended December 31, 2015, 2014 and 2013. The Company is jointly and severally liable under the 2016 Tax Group for Danish tax liabilities incurred by members of the 2016 Tax Group while being a member of the 2016 Tax Group.

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

        The Group determined that previously unrecognized deferred tax assets should be recognized at December 31, 2016 as it was probable at that time that the Group would have sufficient taxable income in the year ending December 31, 2017 to utilize deferred tax assets recognized at December 31, 2016.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Tax uncertainties

        The Group exercises judgment when determining the Group's tax position. As discussed in more detail below, significant judgments were made when determining the tax treatment of Forward Pharma USA, LLC, transfer pricing and in determining tax deductibility of certain transactions.

        The Company's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group which would expose the Company to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between the Company, Operations, FWP IP, FP GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether pricing of such transactions were at arm's length. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        The Company has taken the position that Forward Pharma USA, LLC is not subject to U.S. federal or state income tax. In reaching this conclusion, significant judgment was used in evaluating the nature of the operations in the U.S., the interpretation of the U.S. and Danish tax laws, and the income tax treaty between the U.S. and Denmark. Management believes that the tax filing provisions taken in the U.S. and Denmark regarding Forward Pharma USA, LLC are correct; however, there is always a risk that the U.S. or Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        As a result of the receipt of the Non-refundable Fee and the resulting taxable income, Management expects that the tax authorities in Denmark will conduct audits of the tax returns of the Tech Growth joint tax group and the 2016 Tax Group. The German tax authorities have recently commenced tax audits of FP GmbH's tax returns for each of the four years ended December 31, 2016 and the German tax authorities have indicated that they will audit FP GmbH's tax return, when filed, for the year ended December 31, 2017. Any audits conducted by the tax authorities will focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. There is also a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the taxing authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the local tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more localities, it would result in the Group experiencing a higher effective tax rate that could be material. Management believes that the tax positions taken with regards to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish and/or the German tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        Based on recent communications with the Danish and German tax authorities, Management anticipates that the Danish and German tax authorities will conduct a joint tax audit of the Group's Danish and German tax returns. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements through the mutual agreement process ("MAP") by early involvement of Competent Authorities if necessary. There is no assurance that a joint audit will be conducted and even if a joint audit is conducted there is no assurances that the Group will achieve expected benefits.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        As discussed in Note 3.4, the Company made certain cash payments ("Deduction") to equity awards holders during the year ended December 31, 2017 as provided for by the Amendment. The Company believes the Deduction, that totalled $36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents compensation for services rendered to the Company and is tax deductible for Danish tax purposes. Management believes that the tax positions taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        As of December 31, 2017, the tax years that remain open for audit by the Danish, German and United States tax authorities include 2013 through 2017.

3.6   Net income (loss) per share

  Basis for preparing per share amounts and the revision of previously report per share amounts

        The amounts disclosed below have been prepared to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. In addition, the Capital Reduction was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium (the "15% Premium") based on the trading price of an ADS immediately before the Capital Reduction was executed. The 15% Premium, as per IAS 33 Earnings per Share, is accounted for in a manner similar to the Share Split (as the outflow of resources was greater than the reduction in the number of shares outstanding) and reflected in the below amounts as if it had occurred at the beginning of the earliest period presented. Accordingly, share and per share information previously reported has been revised to reflect the Share Split and the 15% Premium. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented.

  Net income (loss) per share

        The following reflects the net income (loss) attributable to ordinary shareholders and share data used in the basic and diluted net income (loss) per share computations for each of the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
	USD	USD	USD
		Revised	Revised
Net income (loss) attributable to ordinary shareholders of the Parent used for computing basic and diluted net income (loss) per share	917,093	(33,336)	(37,004)

Weighted average number of ordinary shares used for basic per share amounts	380,133	540,650	537,614
Dilutive effect of outstanding options, warrants and deferred shares	18,810	—	—

Weighted average number of ordinary shares used for diluted per share amounts	398,943	540,650	537,614

Net income (loss) per share basic	2.41	(0.06)	(0.07)

Net income (loss) per share diluted	2.30	(0.06)	(0.07)

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

  Amounts within the table above are in thousands except per share amounts

        Basic income (loss) per share amounts are calculated by dividing the net income (loss) for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. The diluted per share amounts are calculated by dividing the net income for the year attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As the result of the Group incurring losses for each of the years ended December 31, 2016 and 2015, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted per share amounts as the effect of such shares is anti-dilutive. As of December 31, 2017, 2016 and 2015, options, warrants and deferred shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted amounts per share because they are anti-dilutive, were 8.2 million, 50.4 million and 47.4 million respectively. See Note 3.4.

Section 4—Operating Assets and Liabilities

4.1   Equipment

Equipment
USD '000
Cost:
At January 1, 2016	401
Additions	31
Disposals	(3)
Exchange differences	(15)

At December 31, 2016	414
Additions	3
Disposals	(363)
Exchange difference	12

At December 31, 2017	66

Accumulated Depreciation:
At January 1, 2016	49
Depreciation charge for the year	109
Disposals	(3)
Exchange difference	(9)

At December 31, 2016	146
Depreciation charge for the year	19
Disposals	(363)
Impairment (see below)	208
Exchange difference	44

At December 31, 2017	54

Net book value:
At December 31, 2016	268

At December 31, 2017	12

Notes to Consolidated Financial Statements (Continued)

Section 4—Operating Assets and Liabilities (Continued)

        Depreciation expense included within operating results for each of the years ended December 31, 2017, 2016 and 2015 is as follows:

	Year Ended December 31,
	2017	2016	2015
	USD '000	USD '000	USD '000
Research and development costs	224	106	34
General and administrative costs	3	3	3

Total	227	109	37

        As discussed in Note 1.1, the Company announced on March 1, 2017 a plan to reduce costs and wind-down research and development efforts of FP187®. In connection with winding down of research and development efforts, certain equipment that had been used in the development of FP187® was deemed impaired. Accordingly, during the year ended December 31, 2017, the Group recognized an impairment expense of $208,000 that is included in the above table within research and development costs.

4.2   Prepaid expenses

	December 31,
	2017	2016
	USD '000	USD '000
Advanced payments to contract research and manufacturing organizations	—	132
Insurance	421	450
Other	81	74

Total	502	656

4.3   Other receivables

	December 31,
	2017	2016
	USD '000	USD '000
VAT receivables	513	305
Accrued interest income	—	117
Other receivables	5	5

Total	518	427

Notes to Consolidated Financial Statements (Continued)

Section 4—Operating Assets and Liabilities (Continued)

4.4   Accrued liabilities

	December 31,
	2017	2016
	USD '000	USD '000
Accrued amounts due in accordance with the Amendment (Note 3.4)	11,757	—
Professional advisors	910	4,042
Contract research and manufacturing organizations	77	715
Other	299	310

Total	13,043	5,067

Section 5—Capital Structure and Financial Risk and Related Items

5.1   Equity and Capital Management

  Share capital

        The following table summarizes the Company's share activity for each of the years ended December 31, 2017, 2016 and 2015:

Ordinary shares
No. '000
Revised (*)
January 1, 2015	465,137
Issuance of deferred shares	1,422
Exercise of warrants for cash	2,158

December 31, 2015	468,717
Issuance of deferred shares	1,422
Exercise of warrants for cash	1,300

December 31, 2016	471,439
Exercise of warrants for cash	401
Capital Reduction	(377,472)

December 31, 2017	94,368

(*)
Amounts have been revised to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Accordingly, share information previously reported has been revised. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK.

        On August 2, 2017, the Company's shareholders approved the Capital Reduction of 917.7 million EUR ($1.1 billion). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split or 377.5 million ordinary shares. The Capital Reduction resulted in a payment of 2.43125 EUR per share, which was annulled (post Share Split.)

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

        Except for the Capital Reduction, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

        During March 2017, 401,000 warrants (post Share Split) were exercised yielding proceeds to the Company of $49,000. See Note 3.4.

        During the year ended December 31, 2016 1.4 million ordinary shares (post Share Split) were issued upon the vesting of deferred shares, and the receipt of the per share nominal value of $2,000, and 1.3 million ordinary shares (post Share Split) were issued in connection with the exercise of warrants and the receipt of $112,000. See Note 3.4.

        During the year ended December 31, 2015 1.4 million ordinary shares (post share Split) were issued upon the vesting of Deferred Shares, and the receipt of the per share nominal value of $2,000, and 2.2 million ordinary shares (post Share Split) were issued in connection with the exercise of warrants and the receipt of $153,000. See Note 3.4.

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain an adequate capital base so as to maintain investor, creditor and market confidence that the Group will continue as a going concern. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs. As of December 31, 2017, the Group held cash and cash equivalents totaling $109.6 million that will be sufficient to provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business beyond the year ending December 31, 2018. The Group currently has no significant planned capital expenditures.

5.2   Financial risk factors

        The Group's activities expose it to a number of financial risks whereby future events, which can be outside the control of the Group, could have a material effect on the Group's financial position and operating results. The known risks include foreign currency and credit risk and there could be other risks currently unknown to management. The Group historically has not hedged its financial risks.

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the EUR and the USD as their functional currencies respectively. The Group conducts cross border transactions where the functional currency is not always used, including purchases from major vendors in the United Kingdom where the British Pound ("GBP") is used. In addition, the Company, whose functional currency is the DKK, has in the past invested in debt instruments issued by the governments of Germany, the United Kingdom and the United States. Accordingly, future changes in the exchange rates of the DKK, the EUR, the USD and/or the GBP will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2017, 2016 and 2015, the impact on the

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

Group's statement of profit or loss of possible changes in the USD, GBP and EUR exchange rates against the Group's functional currencies, USD, DKK and EUR, would be as follows.

Currency	Possible change	2017	2016	2015
		USD '000	USD '000	USD '000
USD	+/–10%	+5,625/–5,625	+7,124/–7,124	+8,068/–8,068
GBP	+/–10%	+128/–128	+430/–430	+1,001/–1,001
EUR	+/–2%	+506/–506	+1,212/–1,212	+1,424/–1,424

Credit Risk

        The Group's management manages credit risk on a group basis. The Group's credit risk is associated with cash held in banks. The Group does not trade financial assets for speculative purposes and invests with the objective of preserving capital by investing in a diversified group of highly rated debt instruments.

        Historically the Group's cash and cash equivalents were held primarily at one bank in Denmark (the "Bank") with a Moody's long-term credit rating of Aa3. Subsequent to the receipt of the Non-refundable Fee, the Group's cash and cash equivalents were diversified into three banks each with a Moody's long-term credit rating of A1 or better. At December 31, 2017, the Company had $88.6 million in cash and cash equivalents on deposit at the Bank.

5.3   Other finance costs

        Other finance costs primarily include bank charges (negative interest) related to DKK and EUR cash holdings.

5.4   Financial assets and liabilities

  Recognized financial instruments

        The Group has recognized the following categories of financial assets and liabilities.

  Financial assets:

  Loans and receivables as of December 31, 2017 and 2016

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Other receivables	518	518	427	427

Total	518	518	427	427

        Fair value of other receivables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

  Available-for-Sale Financial Assets as of December 31, 2017 and 2016

        The Company's available-for-sale financial assets include debt instruments issued by the governments of Germany, the United Kingdom and the United States.

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Included in current assets (Level 1)
Germany	—	—	41,821	41,821
United Kingdom	—	—	1,545	1,545
United States	—	—	37,459	37,459

Total	—	—	80,825	80,825

        At December 31, 2017, the Company did not hold available-for-sale financial assets. At December 31, 2016 the face values of the German, United Kingdom and United States available-for-sale financial assets were 39.3 million EUR, 1.2 million GBP and 37.5 million USD, respectively.

  Financial Liabilities:

  Financial liabilities at amortized cost as of December 31, 2017 and 2016

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Trade payables	1,203	1,203	2,073	2,073

Total	1,203	1,203	2,073	2,073

        Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

  Financial instrument valuation hierarchy

        Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels:

        Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company's available-for-sale financial assets meet the definition of Level 1. The Group did not have any financial instruments allocated to this level as of December 31, 2017.

        Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group did not have financial instruments allocated to this level as of December 31, 2017 or 2016.

        Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group did not have financial instruments allocated to this level as of December 31, 2017 or 2016.

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

        For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

Section 6—Other Disclosures

6.1   Related party disclosures

        The Company is controlled by NB FP Investment K/S and its affiliates (collectively "NB"). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. See Note 6.2 for additional related party transactions.

        A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as "Danish Legal Services". The director serves on the Company's board of directors in his individual capacity and not as a representative of the law firm.

        Two directors of the Company, who were elected to the board of directors on May 6, 2016, each entered into a four-year consulting agreement with the Company. One of the consulting agreements commenced in September 2015 and the second during October 2016. The consulting agreements provided for the granting of 25,000 (250,000 after the Share Split) and 12,500 (125,000 after the Share Split) deferred shares, respectively, as full compensation for services to be rendered. The deferred shares vest in equal increments annually over four years from the date of grant. Unvested deferred shares vest immediately in the event there is a change in control as defined in the award agreement. The board member who holds 25,000 deferred shares did not stand for re-election and accordingly the consultant's role as a board member terminated at the time of the Company's Annual Shareholder meeting on May 3, 2017. Subsequent to the Amendment, the consultant who remains on the Company's board of directors holds 121,000 deferred shares and the consultant whose role as a board member terminated at the time of the Company's Annual Shareholder meeting on May 3, 2017 holds 194,000 deferred shares. Share-based remuneration paid to the consultants while the consultants were members of the Company's board of directors is referred to in the table below as "Consulting Services."

        Beginning in 2013, the Company was part of a Danish joint tax group with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company's participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS, Forward Pharma FA ApS, Operations and FWP IP. See Notes 3.5 and 6.2 for additional information.

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of yearend:

	Year ended or as of December 31,
	2017	2016	2015
	USD '000	USD '000	USD '000
Purchase of services from NB	85	85	83
Danish Legal Services	1,454	1,377	560
Consulting Services	188	202	—
Amounts owed to related parties (excluding VAT)	283	723	217
Amounts owed by related parties	—	—	—

        The above table excludes the related party transaction disclosed in Note 6.2.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

  Terms and conditions of transactions with related parties

        Amounts due to related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables.

  Transactions with key management

        The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or senior management personnel.

        Other than the remuneration including share-based payment relating to key management personnel described in Notes 3.3 and 3.4, no other significant transactions have taken place with key management personnel during the period presented herein.

  Compensation paid to the members of the board of directors

        Compensation to members of the Company's board of directors, excluding non-cash share-based compensation, for each of the years ended December 31, 2017, 2016 and 2015 totaled $373,000, $87,000 and $35,000 respectively. Share-based compensation paid to members of the Company's board of directors for each of the years ended December 31, 2017, 2016 and 2015 totaled $1.3 million, $2.2 million and $1.8 million respectively. As discussed in more detail in Note 3.4, during the year ended December 31, 2017, certain amounts were paid to warrant and option holders, including members of the board of directors, that were deemed to be a partial repurchase of equity awards and accounted for as a reduction to shareholders' equity. The amounts disclosed above exclude $864,000 that was paid to members of the board of directors that were deemed to be a partial repurchase of equity awards.

  Patent transfer agreement between Aditech Pharma AG and the Company

        The Company has entered into agreements with Aditech Pharma AG, a related party, that are discussed in Note 6.2.

6.2   Commitments and contingent liabilities

  Leasing activities

        Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. The Group's operating leases are for office space.

        Lease payments under operating leases for office space are recognized in the statement of profit and loss over the lease term. The total remaining non-cancellable operating lease commitment as of December 31, 2017 is $75,000 of which $72,000 and $3,000 is payable during each of the years ending December 31, 2018 and 2019 respectively. Operating lease payments recognized as an expense amounted to $145,000, $141,000 and $135,000 for each of the years ended December 31, 2017, 2016 and 2015 respectively.

        The Company has a non-cancellable service agreement that requires annual payments of $2,000 through May 2022.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

        As of December 31, 2017 and 2016, a security deposit for leased office space of $5,000 is included in other non-current assets.

  Contingent liabilities

        Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups' control.

        During the period January 19, 2013 to December 31, 2015 ("Joint Taxation Period"), the Company was subject to a Danish joint taxation group with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation group with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS, Forward Pharma FA ApS and, upon their inception during 2017, Operations and FWP IP (the 2016 Tax Group). The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth's Danish tax liabilities that can be allocated to the Joint Taxation Period and the Company is liable under the 2016 Tax Group with other entities in the tax group for Danish tax liabilities incurred for the years ending December 31, 2017 and 2016, by members of the 2016 Tax Group while being members of the tax group.

        The Parent's and FP GmbH's tax filings are either under audit by the tax authorities or are expected to be under audit in the near-term. There is no assurance that the Parent and/or FP GmbH will successfully defend the tax positions taken and that additional taxes, interest or penalty will not be incurred. There is also the risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. The imposition of additional taxes resulting from a tax audit would negatively impact the Group's financial position and operating results and the impact could be material. See Note 3.5 for additional information.

        In 2004, a private company Aditech Pharma AB (together with its successor-in-interest Aditech Pharma AG, "Aditech"), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the "Transfer Agreement") that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems (the "Aditech IP"). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the "Addendum"). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. The additional compensation due to Aditech will be determined based on whether Biogen has an exclusive or a co-exclusive license with the Company (on a country-by-country basis). If royalties are paid to the Company while Biogen has an exclusive license, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). If Biogen has a co-exclusive license, Aditech will receive a cash payment equal to 20% of the royalty remitted to the Company by Biogen and any third party to which the Company may assign its United States co-exclusive license. Should the Company not assign its United States co-exclusive license to a third party but instead utilize the United States co-exclusive license to develop a DMF Formulation, the Company will, as was also the case prior to entering into the Addendum, be required to pay Aditech a royalty of 2% of net sales of such a product. Aditech is considered to be a related party of the Company due to control over Aditech by NB. The $25 million due to Aditech in accordance with the Addendum and in connection with the Company's receipt of the Non-refundable Fee was paid during May 2017.

6.3   Events after the reporting period

        Subsequent to December 31, 2017, there were no events that were required to be reported except that on January 29, 2018, the Opposition Division of the EPO issued an initial decision in the Opposition Proceeding revoking patent EP 2801355. See Note 1.2.