Form 20-F
period 2018-12-31
Forward Pharma A/S
filed 2019-04-04
CIK 1604924

Use these links to rapidly review the document

Index to Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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

Ordinary shares: 95,073,864

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

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

            Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes    ☐ No

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

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

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐        International Financial Reporting Standards as issued by        Other ☐
the International Accounting Standards Board ☒

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

☐ Yes                ☐ No

Forward Pharma A/S

        Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (the "Annual Report") to "Forward Pharma A/S" or the "Parent" refer to Forward Pharma A/S and all references in this report to the "Group" refer to Forward Pharma A/S, together with its subsidiaries. All references in this report to "Forward Pharma," the "Company," "we," "our," "ours," "us" or similar terms refer to Forward Pharma A/S or Forward Pharma A/S together with its subsidiaries, as required by the context.

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

        Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. These risks and uncertainties include, but are not limited to, factors relating to:

  •
  whether and when we will receive any additional payments under our Settlement and License Agreement with two subsidiaries of Biogen Inc.;

  •
  the timing, outcome and impact of administrative, court and other proceedings, including any appeals, related to the patents and intellectual property associated with the Company, including the European Patent Office opposition proceeding with Biogen Inc. relating to EP2801355;

  •
  our ability to successfully protect, defend and enforce the intellectual property associated with the Company;

  •
  our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

  •
  our ability to defend our tax filing position in any tax audits;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2018, 2017 and 2016, and as of December 31, 2018 and 2017, is derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information set forth below for the years ended December 31, 2015 and 2014, and as of December 31, 2016, 2015 and 2014, is derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated Statement of Profit or Loss Data

	Year ended December 31,
(USD in thousands, except per share data)	2018	2017	2016	2015	2014
Revenue from the License Agreement	—	1,250,000	—	—	—
Cost of the Aditech Pharma AG patent agreement	—	(25,000)	—	—	—
Research and development costs	(2,748)	(20,496)	(41,052)	(33,727)	(10,547)
General and administrative costs	(9,535)	(17,107)	(14,382)	(15,852)	(9,154)

Operating (loss) income	(12,283)	1,187,397	(55,434)	(49,579)	(19,701)
Fair value adjustment to net settlement obligations to shareholder warrants	—	—	—	—	(968)
Fair value adjustment to convertible loans	—	—	—	—	(3,823)
Exchange rate gain (loss), net	2,713	(241)	598	11,933	5,589
Interest income from available-for-sale financial assets	—	227	389	438	63
Interest expense	—	—	—	—	(416)
Other finance income (expense)	644	(2,895)	(92)	(132)	(10)

(Loss) income before tax	(8,926)	1,184,488	(54,539)	(37,340)	(19,266)
Income tax benefit (expense)	204	(267,395)	21,203	336	250

Net (loss) income for the year	(8,722)	917,093	(33,336)	(37,004)	(19,016)

Net (loss) income per share(1)(2)
Basic	(0.09)	2.41	(0.06)	(0.07)	(0.05)
Dilutive	(0.09)	2.30	(0.06)	(0.07)	(0.05)
Weighted-average shares outstanding used to calculate net (loss) income per share
Basic	94,671	380,133	540,650	537,614	396,635
Dilutive	94,671	398,943	540,650	537,614	396,635

(1)
During August 2017, the Company's shareholders approved a 10 for 1 share split, or Share Split. All share and per share information disclosed above, as well as throughout this Annual Report, has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Following the Share Split, the nominal value of an ordinary share of the Company is 0.01 DKK. In addition, as discussed in more detail elsewhere in this Annual Report, there was a capital reduction that was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium, or 15% Premium. For purposes of computing the per share amounts only, the 15% Premium has been accounted for in a manner similar to the Share Split and reflected in the above per share amounts as if it had occurred at the beginning of the earliest period presented. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented. See Notes 3.5 and 5.1 of the audited consolidated financial statements of the Company for additional information.

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

Consolidated Statement of Financial Position Data

	As of December 31,
(USD in thousands)	2018	2017	2016	2015	2014
Cash, cash equivalents and available-for-sale financial assets	82,542	109,554	138,723	176,652	223,484
Working capital(3)	82,212	89,706	132,465	93,590	90,480
Total assets	83,332	111,008	163,143	182,904	225,309
Accumulated deficit	(5,686)	(2,373)	(147,400)	(131,175)	(107,712)
Total shareholders' equity	82,214	89,680	155,802	176,693	222,394

(3)
Working capital is defined as total current assets less total current liabilities.

Exchange Rate Information

        Our business is primarily conducted in Denmark. The functional currency of Forward Pharma A/S is the Danish Kroner, or DKK, the functional currency of Forward Pharma FA ApS is the DKK, the functional currency of Forward Pharma Operations ApS is the DKK, the functional currency of Forward Pharma GmbH is the Euro and the functional currency of Forward Pharma USA, LLC is the United States, or U.S., Dollar. Forward Pharma A/S reports its consolidated financial statements in U.S. Dollars.

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

Risks Related to Our Business and Industry

There can be no assurance that we will prevail in the opposition proceeding involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the Settlement and License Agreement with Biogen.

        We are involved in an opposition proceeding regarding EP2801355, or EP'355 patent, with several opponents including a subsidiary of Biogen Inc. (all subsidiaries of Biogen Inc., together with Biogen Inc., hereafter collectively referred to as "Biogen"), or the Opposition Proceeding. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. The duration of the appeal process is estimated to be approximately three years; however, delays can occur that would extend the estimated duration of the appeal process. There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S. If the Company prevails in such appeal, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition.

Even if we prevail, after any appeals, in the Opposition Proceeding, there can be no assurance that we will receive additional payments under the License Agreement with Biogen.

        Even if we prevail, after any appeals, in the Opposition Proceeding, there can be no assurance that any of the conditions for payment of a royalty under our Settlement and License Agreement, dated as of January 17, 2017, or the License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, will be satisfied or that we will receive any additional payments. For example, we could prevail in the Opposition Proceeding, after any appeals, but fail as a result of that proceeding to obtain issuance of a patent with a claim that covers treatment for multiple sclerosis, or MS, by orally administering 480 mg per day of dimethyl fumarate, or DMF, in which case we would not be entitled to any royalties from Biogen with respect to sales outside of the U.S. Moreover, even if we prevail, after any appeals, in the Opposition Proceeding, we will only be eligible to receive royalties outside of the U.S. if one or more of our patent(s) remains valid and would (but for the License Agreement) be infringed, at relevant times and on a country-by-country basis, by Biogen's sales outside the U.S. of DMF-containing products indicated for treating MS and other conditions of the License Agreement are satisfied.

        In addition, we may be required in any arbitration or suit brought in the County of New York in the State of New York according to the dispute resolution provisions of the License Agreement, to incur significant expense to prove, on a country-by-country basis, that any DMF-containing products indicated for treating MS sold by Biogen would (but for the License Agreement) infringe our patent(s) existing at that time. Additionally, among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company in a particular country is the absence of generic entry in that country having a particular impact as defined in the License Agreement. Even if our royalty-eligible patents were to remain valid, there can be no assurance that we would obtain royalties beyond 20 years from their effective filing date. In particular, there can be no assurance that we will receive or maintain Supplementary Protection Certificates, or SPCs, for any of our European patents.

We are likely to derive all or a significant portion of our future revenues, if any, from Biogen and our future success depends on continued market acceptance of Tecfidera® as well as continued performance by Biogen of its obligations under the License Agreement.

        We anticipate that all or a significant portion of our future revenues, if any, may consist of royalties from Biogen from sales of Tecfidera® outside of the U.S. We have no control over the sales efforts of Biogen, and its future marketing of Tecfidera® might not be successful. Reductions in the sales volume or average selling price of Tecfidera® for any reason could have a material adverse effect on our business. We also depend on Biogen to perform all of its non-royalty payment obligations under the License Agreement.

Failure to materially comply with the terms and conditions of the License Agreement could result in a loss of future royalty revenues.

        Under the terms of the License Agreement, we are required to perform certain obligations, including maintaining sufficient capital to continue the Company's operations as a going concern and solvent entity. Failure by the Company to materially comply with its obligations under the License Agreement could cause the Company to lose its potential right to royalties from Biogen under the License Agreement.

Our future growth and ability to compete depend on retaining our key personnel and recruiting additional qualified personnel.

        Our success depends upon the continued contributions of our management. These individuals currently include the members of our board of directors, consisting of our Chairman, Florian Schönharting, as well as Torsten Goesch, Grant Hellier Lawrence, Jakob Mosegaard Larsen, and Duncan Moore. Additionally, our Chief Executive Officer, Claus Bo Svendsen, and our Vice President, Finance and Controller, Forward Pharma USA, LLC, Thomas Carbone.

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

        The regulatory framework for privacy and cybersecurity issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation, or GDPR, which imposes more stringent data protection requirements and will provide for greater penalties for noncompliance. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

        Despite the implementation of security measures, our internal computer systems, and those of any third-party vendor on which we rely from time to time, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption to our operations. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, we could incur liability. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information or our financial information and adversely affect our business or result in legal proceedings.

Risks Related to Intellectual Property

We no longer have full control over the licensed intellectual property associated with the Company.

        Pursuant to the License Agreement, in 2017 we effected a corporate restructuring whereby we transferred our intellectual property to FWP IP ApS, a Danish limited liability company. The capital stock of FWP IP ApS was subsequently transferred to and is now held by FWP HoldCo ApS, a Danish limited liability company, which is owned and controlled by FWP Fonden, a newly formed independent Danish foundation. The boards of directors of FWP Fonden, FWP HoldCo ApS and FWP IP ApS are identical and each consist of three members, comprised of one independent member and one member appointed by each of Forward Pharma and Biogen. All actions of FWP Fonden, FWP HoldCo ApS and FWP IP ApS require the unanimous approval of their respective boards of directors. As a result, we no longer have full control over the licensed intellectual property associated with the Company. Even though we have agreed with Biogen and FWP IP ApS that FWP IP ApS will be required to take actions with respect to the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with the provisions of the License Agreement, there can be no assurance that it will do so or that the prosecution of the intellectual property will be pursued in a manner that maximizes the value of the intellectual property over time. Further, in the event that FWP IP ApS, which holds the transferred intellectual property, would materially breach its obligations under the License Agreement, Biogen would have a right to purchase all of the issued and outstanding shares of FWP IP ApS at a price corresponding to its intrinsic value at the time of exercise. Finally, in the event FWP Fonden were to file for bankruptcy, a bankruptcy trustee would have substantial discretion to transfer or sell the assets of the foundation. In either such event, we could lose any right to control the transferred intellectual property, which could have a materially adverse effect on our business.

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

We rely on Biogen for the filing, prosecution and maintenance of certain of the non-U.S. licensed intellectual property and if Biogen fails to adequately protect such intellectual property, our rights to the intellectual property associated with the Company and our ability to receive future royalties from Biogen may be harmed.

        Under the License Agreement, Biogen has assumed the filing, prosecution and maintenance of all of the non-U.S. licensed intellectual property associated with the Company, except for the EP'355 patent. While Biogen is obligated to take all reasonable measures to diligently file, prosecute and maintain the non-U.S. licensed intellectual property for which it is responsible, there can be no assurances that Biogen will protect the intellectual property to the same degree as the Company. If Biogen fails to adequately protect the non-U.S. licensed intellectual property, the Company could lose such intellectual property rights. Additionally, if the non-U.S. licensed intellectual property is harmed, any future royalty payments from Biogen on the non-U.S. licensed intellectual property may be negatively impacted.

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

We may become involved in lawsuits to protect, defend and enforce the patents or other intellectual property associated with the Company, which could be expensive, time-consuming and, if unsuccessful, could result in issued patents covering our product candidate being found invalid or unenforceable.

        Competitors may infringe the patents or other intellectual property associated with the Company. To counter such infringement, we may file claims or be required to join or assist claims filed by Biogen, and any related litigation and/or prosecution of such claims may be expensive and time-consuming. Any claims asserted against perceived infringers could provoke these parties to assert claims alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, or a parallel opposition, nullity or cancellation proceeding, it may be decided that a patent associated with the Company is invalid in whole or in part, unenforceable, or construes the patent's claims narrowly allowing the other party to commercialize competing products on the grounds that the patents associated with the Company do not cover such products.

        Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating expenses. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could, therefore, have a material adverse effect on our ability to compete in the marketplace.

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

        Named inventors on our patent applications, whether filed by us or acquired from Aditech, could also challenge whether their property rights were properly assigned. Further, other individuals (including persons not known to us or their employers) could make claims or assertions that they are inventors and/or owners of the intellectual property associated with the Company.

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

        Some of the named inventors on the newer applications associated with the Company (not the Core Composition Patent or Erosion Matrix Patent) are or were employees of our German subsidiary, Forward Pharma GmbH, and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of an employee's rights to patentable inventions which result from performance of the tasks the employee is charged with at the employer or which are based to a significant extent on the experiences or works of the employer, upon the employer's request within a certain period of time after notification by the employee.

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

Intellectual property rights have limitations and may not adequately protect our business.

        The degree of future protection afforded by the intellectual property rights associated with the Company is uncertain because intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

  •
  Others may be able to commercialize DMF-containing products that are not covered by the claims of the patents or patent applications associated with the Company.

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

  •
  Issued patents that we own, license or will own or license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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

        The complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system may soon be introduced, which would significantly impact European patents, including those granted before the introduction of such a system. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution and opposition proceedings. Changes in patent law or patent jurisprudence could limit our ability or the ability of FWP IP ApS to obtain new patents in the future that may be important for our business.

We may not be able to adequately prevent disclosure of trade secrets and protect other proprietary information.

        We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect proprietary technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

        To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisors may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time-consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

        Failure to obtain or maintain trade secrets and/or confidential know-how could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of trade secrets and/or confidential know-how.

Risks Related to Our Financial Position and Capital Needs

With the exception of 2017, we have a history of operating losses and we may not achieve or sustain profitability.

        Since the Company's inception, with the exception of 2017 when we received a nonrecurring cash fee of $1.25 billion, or Non-refundable Fee, from Biogen in connection with the License Agreement, we have incurred net losses and negative cash flows from operations. We expect to incur net losses and negative cash flows from operations through at least 2020 and possibly longer. There is no assurance that we will ever have operating revenues, net income or positive cash flows from operations in the future. The Group's ability to generate future operating revenue is currently limited to royalties that are contingently due the Company under the License Agreement only if we prevail, including all appeals, in the Opposition Proceeding. If we fail to prevail in the Opposition Proceeding, it is highly unlikely we will have operating revenues and our ability to continue as a going concern long-term would be uncertain.

        Historically, we have financed our operations through our initial public offering completed in October 2014, private placements of equity securities, a government grant, and debt financing arrangements. We have never generated and do not anticipate generating any revenues from our own product sales. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash, the effect would negatively impact management's ability to fund operations and continue as a going concern. If the Company were to need to raise capital to fund ongoing operations, there can be no assurances that such funding would be available on acceptable terms, if at all. The long-term success of the Company will be based on successfully defending the intellectual property associated with the Company in the Opposition Proceeding. There can be no assurance that the Company will successfully defend the intellectual property, achieve or sustain positive cash flows from operations or become profitable.

        Even if we do generate revenue, including from future royalties on sales, we may never achieve or sustain profitability on a consistent basis or at all. Our failure to sustain profitability could depress the market price of our ordinary shares and American Depositary Shares, or ADSs, and could impair our ability to raise capital or continue our operations. A decline in the market price of our ordinary shares and ADSs also could cause you to lose all or a part of your investment.

Negative results from tax audits could result in additional taxes, interest and penalties becoming due that could negatively impact our financial position and results of operations

        The Company's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group. Currently, the Danish and German tax authorities are conducting a joint tax audit of out Danish and German tax returns and we expect their audit will focus on, amongst other things, intercompany transactions where the tax authorities could challenge whether pricing of such transactions were at arm's length. In addition, the Company made certain cash payments to equity award holders during the year ended December 31, 2017 that totalled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate). Management believes these payments are tax deductible expenses; however, the tax authorities could disagree. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries; however, if the Group is unable to defend the tax filing positions taken, additional taxes, interest and penalty would be assessed against the Group and such amounts could have a material adverse effect on our financial position and results of operations.

We may be required to raise additional capital to fund our operations, and we may not be able to do so on terms acceptable to us, or at all.

        We are required under the terms of the License Agreement to maintain sufficient capital to continue the Company as a going concern and a solvent entity, plus an additional $5.0 million until such time as the Company has complied with certain obligations under the License Agreement. While we currently believe we have sufficient resources to enable us to comply with our obligations under the License Agreement and continue as a going concern beyond the next twelve months, unforeseen events could negatively affect our estimates and assumptions about how much capital will be required for us to meet our near and long-term obligations under the Licensing Agreement and to continue as a going concern. If our current estimates and assumptions prove to be wrong and we need to raise additional capital to meet our obligations under the License Agreement and remain a going concern, we cannot assure you that we will be able to raise additional working capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our operations, which could harm our financial condition and operating results, or cease our operations entirely. In addition, if we fail to prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely and the Company's ability to continue as a going concern long-term would be uncertain.

        In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interests of our existing equity holders will be diluted, and the terms of any new securities may include liquidation or other preferences that adversely affect the rights of our existing equity holders. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ADSs to decline. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as, but not limited to, incurring additional debt, making capital expenditures, declaring and paying dividends or making capital reductions.

Exchange rate fluctuations or abandonment of the Euro currency may materially affect our results of operations and financial condition.

        Due to the international scope of our operations and the fact that a substantial amount of our cash is currently denominated in U.S. Dollars and Euros, fluctuations in exchange rates, particularly between the Danish Kroner, the Euro, British Pound and the U.S. Dollar, may adversely affect us. Although we are based in Denmark, we have sourced many services from several countries outside Denmark where the transactions are settled in currencies that are not the Danish Kroner. Further, potential future revenue may be derived from abroad. As a result, our business is affected by fluctuations in foreign exchange rates between the Danish Kroner, the Euro, British Pound, the U.S. Dollar or other currencies, and the effects could have a significant impact on our reported results of operations and cash flows from period to period. For example, in the years ended December 31, 2018, 2017 and 2016, we recognized foreign exchange gains (losses) of $2.7 million, ($241,000) and $598,000 respectively. While the we benefited from changes in foreign exchange rates in 2018 and 2016, it is possible that the foreign exchange losses we experienced in 2017 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect the Group and the effect could be material. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements. Losses incurred by the Company, including those caused by foreign exchange, could have a negative effect on the trading price of the ADSs.

Developments relating to Biogen, Tecfidera®, our competitors or their products could materially and adversely affect our business, results of operations, business prospects and the market price of our ADSs.

        In the event that our competitors or others in the pharmaceutical industry, including Biogen, experience developments relating to their business, products or product candidates, our business, results of operations, business prospects and the market price of our ADSs could suffer. In particular, if we are eligible to receive royalties on sales of Tecfidera®, our future success will depend on the continued market acceptance of Tecfidera® and adverse events, or the perception of adverse events, relating to Biogen or Tecfidera® would have material adverse effects on us. For example, on July 24, 2015, Biogen announced that it was revising its previous annual financial guidance for 2015 with respect to its expected revenue growth in 2015 compared to 2014 from a range of 14%-16% to a range of 6%-8%, based largely on revised expectations for the growth of Tecfidera®, including moderated patient growth in the U.S. market, lower-than-anticipated reimbursement rates in Europe and lower pricing in Germany. The day of Biogen's announcement, the price of our ADSs dropped by approximately 18%. As a result of entering into the License Agreement, we expect that the market price of our ADSs will become more significantly affected by announcements made by Biogen, over which we have no control. Additionally, cases of progressive multifocal leukoencephalopathy have been reported in patients being treated with Tecfidera®, which could raise safety concerns and harm the market profile of DMF-containing treatments for MS, including Tecfidera®. Similarly, developments relating to other competitors of Biogen and their products could have significant adverse effects on our business prospects and the market price of our ADSs. For example, competitors may offer their products at reduced prices or with discounts or rebates that increase pricing pressure with respect to therapies for the treatment of MS.

Related party transactions may be challenged by tax authorities.

        The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the U.S., have detailed transfer pricing rules which require that all transactions with related parties be priced using arm's-length pricing principles. The taxation authorities in these jurisdictions could challenge our arm's-length related-party transfer pricing practices. For example, prior to the consummation of the License Agreement with Biogen, Forward Pharma GmbH and Forward Pharma A/S terminated their internal license agreement and agreed that Forward Pharma GmbH should be paid an arm's-length compensation for said termination. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. The Danish and German tax authorities have commenced a joint tax audit of the Group's Danish and German tax returns covering the five-year period ending December 31, 2017. It is uncertain when, or if, a tax audit will commence in the United States. Any audits conducted by the tax authorities will focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. While Management believes that the tax positions taken with regard to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the Company's financial statements, there is no assurance that the Company and/or Forward Pharma GmbH will successfully defend the tax positions taken and that additional taxes, interest or penalties will not be incurred. There is also the risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the local tax authorities are successful in increasing taxable income and/or disallowing the deduction of expenses in one or more localities, it would result in the Group experiencing a higher effective tax rate that could be material. The imposition of additional taxes, interest and/or penalties resulting from a tax audit would negatively impact the Company's financial position, operating results and cash flows and the impact could be material.

We may need to return the proceeds of a government grant if it is found that we did not fully comply with all terms and conditions

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank, or SAB, awarded Forward Pharma GmbH a grant, or the Grant, of €3.8 million ($4.4 million based on the December 31, 2018 exchange rate) that subsidized certain product development costs incurred by Forward Pharma GmbH, during the period from March 2007 to December 2008. While the SAB has conducted an audit of the use of proceeds and confirmed that Forward Pharma GmbH had complied with all the terms and conditions of the Grant, the SAB maintains the right to revoke the Grant and demand repayment of the Grant, plus interest, in the event the SAB in the future determines that Forward Pharma GmbH failed to fully comply with all the terms and conditions of the Grant. While we believe that Forward Pharma GmbH is in full compliance with all the terms and conditions of the Grant, there is always a risk that the SAB in the future could disagree and demand repayment of the Grant plus interest. If we were required to repay the Grant, it would have a material negative effect on our financial position and operating results.

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

        The price of equity securities of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs may fluctuate significantly due to a variety of factors, including:

  •
  developments in the Opposition Proceeding;

  •
  developments concerning proprietary rights, including patents and litigation matters;

  •
  technological innovations or commercial product introductions by our competitors;

  •
  changes in government regulations;

  •
  public concern relating to the commercial value or safety of Tecfidera®;

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

        Our ADSs are currently listed for trading on the Nasdaq Global Select Market. Nasdaq Listing Rule 5450(a)(1) requires that we maintain a minimum bid price of our ADSs of $1.00 per ADS for continued listing. Our ADSs in the past have traded below $1.00 and while the recent trading price of our ADSs has been above $1.00, there is no assurance that the trading price will stay above $1.00. We actively monitor the price of our ADSs and will consider available options, including, but not limited to, changing the ADS ratio, to maintain compliance with the continued listing standards of Nasdaq. We cannot assure that we will stay in compliance with Nasdaq's continued listing standards. If we fail to comply with the continued listing standards of the Nasdaq Stock Market, we will not be able to remain listed on that stock exchange, which could have a material adverse effect on the price of our ADSs.

If we fail to maintain the listing of our ADSs with a U.S. national securities exchange, the liquidity of our ADSs could be adversely affected.

        If our ADSs are delisted by Nasdaq, our ADSs may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our ADSs. In addition, there can be no assurance that our ADSs would be eligible for trading on any such alternative exchange or markets.

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

        Our Chairman, Florian Schönharting, and director, Torsten Goesch, indirectly beneficially own approximately 73% of our ordinary shares, of which approximately 54% is beneficially owned by Mr. Schönharting. With such concentrated control, Messrs. Schönharting and Goesch, acting individually or in concert, have significant influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers and other significant corporate actions or transactions. The interests of these insiders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs and those other shareholders and holders of the ADSs may have no effective voice in the management of the Company.

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

        While we distributed the proceeds from the Capital Reduction (as defined below) to our ADS holders and shareholders in September 2017, we do not expect to pay dividends or other shareholder distributions in the foreseeable future. Even if future operations lead to significant levels of distributable profits, any earnings may be reinvested in our business and dividends or other shareholder distributions, if any, may not be paid until we have an established revenue stream to support such continuing dividends or other shareholder distributions. Payment of future dividends or other shareholder distributions, if at all, will effectively be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements and financial performance. In addition, payment of future dividends may be made only if our shareholders' equity exceeds the sum of share capital plus the reserves required to be maintained by the License Agreement, Danish law or by our Articles of Association. Accordingly, investors cannot rely on income from dividends or other shareholder distributions and any returns on an investment in the ADSs may depend entirely upon any future appreciation in the price of the ADSs.

We were an emerging growth company during the period covered by this Annual Report, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

        We qualified as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, for the fiscal year ended December 31, 2018. As an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the ADSs less attractive because we have relied on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and ADS holders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2019. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the U.S. and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2018, approximately $321,000 of our assets were located in the U.S., although this may change if we expand our operations in the U.S. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to detect and/or prevent errors and fraud. Any failure to maintain current controls or implement, on a timely basis, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or work performed by our independent registered accounting firm as part of their audit of our financial statements may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

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

        In connection with the preparation of our consolidated financial statements for each of the years ended December 31, 2018 and 2017, we carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that there was a material weakness as described in

"Item 15. Controls and Procedures" herein. We cannot assure you that our internal control over financial reporting will be effective in the future or that additional material weakness will not be discovered.

        As a consequence of this material weakness, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2018 and 2017. Our management believes that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

        We have taken actions, or Actions, to remediate the causes of the material weakness; However, since the material weakness was associated with specific transactions that did not occur subsequent to implementing the Actions, there has been no opportunities for us to monitor and test that the Actions taken were sufficient to mitigate the material weakness. The lack of objective evidence to support that the material weakness has been remediated, necessitates that we continue to report that the material weakness has not been remediated. Failure to effectively remediate the causes of this material weakness or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact the Company's financial position, operating results and cash flows, the market price of our ADSs and our ability to remain listed on the Nasdaq Global Select Market.

Failure to comply with Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

        Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal control over financial reporting and to make a formal assessment of the effectiveness of our internal control over financial reporting. We concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2018 and 2017, and there is no assurance that we will be able remediate the material weakness and maintain adequate disclosure controls and procedures and internal controls in the future. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, the price of the ADSs and our trading volume could decline.

        The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. Presently, the Company is not covered by any analysts. If we are covered by securities or industry analysts in the future and such analysts downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more such analysts ceased coverage of our company or failed to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

We believe that we were classified as a passive foreign investment company, or a PFIC, from 2014 to 2018 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for each of the five years in the period ended December 31, 2018, and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

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

        During the period January 19, 2013 to December 31, 2015, we were subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control,

collectively referred to hereafter as Tech Growth. From the establishment of Forward Pharma FA ApS on December 3, 2015, Forward Pharma FA ApS was part of the joint taxation scheme with Tech Growth. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company and Forward Pharma FA ApS were part of the joint taxation group with Tech Growth. On January 1, 2016, the Company and Forward Pharma FA ApS became members of a new Danish joint taxation group with NB FP Investment General Partner ApS (collectively the "2016 Tax Group"). Upon their inception during 2017, Forward Pharma Operations ApS and FWP IP ApS (through the date of the sale of FWP IP ApS (November 22, 2017) to FWP HoldCo ApS, which is owned and controlled by FWP Fonden) became members of the 2016 Tax Group. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth's Danish tax liabilities that can be allocated to the period January 19, 2013 to December 31, 2015 and the Company is liable with other entities in the 2016 Tax Group for Danish tax liabilities that can be allocated to the three-year period ended December 31, 2018.

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

        Forward Pharma A/S is incorporated under the laws of Denmark, and three of its subsidiaries, Forward Pharma Operations ApS, Forward Pharma GmbH and Forward Pharma FA ApS, are incorporated under the laws of Denmark, Germany and Denmark, respectively. Substantially all of our assets are located outside the U.S. On a combined basis, the majority of our directors and officers reside outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.

        The U.S. does not have a treaty with Denmark or Germany providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by a U.S. court based on civil liability will not be directly enforceable in Denmark or Germany. However, if the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the U.S. A judgment by a federal or state court in the U.S. will neither be recognized nor enforced by a Danish court, but such judgment may serve as evidence in a similar action in such court. In addition, the final judgment of a U.S. court may be recognized and enforced in Germany in compliance with certain requirements including petitioning a German court to recognize and declare such judgment enforceable. Also, general reciprocity in respect of the mutual recognition of judgments between Germany and the U.S. court that rendered the concerned judgment must be guaranteed, and the judgment must not violate German (international) public policy.

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

        On February 1, 2017, our License Agreement with Biogen became effective. Pursuant to the License Agreement, Biogen paid us a non-refundable cash fee of $1.25 billion. The License Agreement provided Biogen with a co-exclusive license in the U.S. and an exclusive license outside the U.S., to the Company's intellectual property.

        Under the terms of the License Agreement, we effected a corporate restructuring in 2017. For more, see "—B. Business Overview—Our Company—Restructuring."

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the U.S. associated with the Company pursuant to the License Agreement. We and Biogen have consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. For more, see "—B. Business Overview—Our Company—License Agreement with Biogen." As discussed throughout this Annual Report, we have permanently discontinued our development of DMF formulations, including FP187®.

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

B. Business Overview

Our Company

        We have focused on DMF's potential as an immunomodulating drug to improve the health of patients with immune disorders for over 10 years, during which time we assembled a significant intellectual property portfolio. As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the U.S. associated with the Company, we have permanently discontinued our development of a DMF formulation, except for maintaining our files and records for previously completed research and development work. We completed an organizational realignment in 2017 to focus on the deliverables under the License Agreement and reduce operating expenses.

        On August 2, 2017, the Company's shareholders approved a 10 for 1 share split and a capital reduction of EUR 917.7 million, or $1.1 billion, which we refer to as the Capital Reduction. The Capital Reduction was effected by a distribution to shareholders in September 2017, or the Shareholder Distribution. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post-Share Split. Following the Share Split and the Capital Reduction, each ADS was modified to represent two ordinary shares with a nominal value of 0.01 DKK each. Except if disclosed otherwise, all share and per share information contained this Annual Report as well as the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. See Notes 3.5 and 5.1 in the accompanying financial statements for additional information.

  License Agreement with Biogen

        On February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the U.S., and an exclusive license outside the U.S., to the Company's intellectual property, effective as of February 9, 2017.

        In accordance with the License Agreement, Biogen paid the Company the Non-refundable Fee of $1.25 billion and could be obligated to pay the Company royalties in the future subject to the outcome of certain matters discussed below.

        The License Agreement did not resolve the Interference Proceeding or the Opposition Proceeding. The Company and Biogen entered into the License Agreement with the intention to permit the PTAB and the Federal Circuit, as applicable, and the EPO, and the Technical Board of Appeal and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them.

        Because the Company was unsuccessful in the Interference Proceeding after all appeals, pursuant to the License Agreement, Biogen had the option to elect to obtain an exclusive license to the intellectual property in the U.S. associated with the Company or to purchase the intellectual property in the U.S. associated with the Company for a nominal price.

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the U.S. associated with the Company pursuant to the License Agreement. We and Biogen have consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. Because we were unsuccessful in the Interference Proceeding after all appeals, the Company will not be entitled to future royalties on Biogen's net sales in the U.S. Therefore, sources of revenue derived from customers in the U.S., including product sales of any DMF formulation, are not expected.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it will be eligible beginning on January 1, 2021 to collect a 10% royalty (increasing to 20% from January 1, 2029) until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the U.S. of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular country having a particular impact as defined in the License Agreement. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S.

  Restructuring

        Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Forward Pharma Operations ApS (a newly created and wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Forward Pharma Operations ApS transferred the intellectual property to FWP IP ApS (a newly created and wholly owned Danish limited liability company). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP ApS was sold to FWP HoldCo ApS, a newly formed Danish limited liability company that is owned and controlled by FWP Fonden, a newly formed independent Danish foundation. FWP HoldCo ApS paid Forward Pharma Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP ApS. FWP Fonden's three-member board includes one independent director and one director appointed from each of the Company and Biogen. Accordingly, the Company does not control FWP Fonden. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of FWP Fonden and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2018 exchange rate) annually to FWP IP ApS in exchange for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with certain agreements. In connection with the initial capitalization of FWP Fonden, the Company's annual funding obligations to FWP IP ApS and the sale of the capital stock of FWP IP ApS to FWP HoldCo ApS, the Company incurred a net expense of $759,000 that is included in general and administrative expenses for the year ended December 31, 2017. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP ApS through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee. The Company was required to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company prior to Biogen purchasing such intellectual property.

  Key Intellectual Property Involved in Interference Proceeding

        One of the key patent applications previously associated with the Company in the U.S. is the '871 application. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS. On April 13, 2015, an administrative patent judge at the PTAB, declared an interference between our '871 application and Biogen's '514 patent, which has claims that also cover a method of treating MS using about a 480 mg daily dose of DMF. The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company appealed the decision to the Federal Circuit. The Federal Circuit appeal was concluded in Biogen's favor on January 9, 2019, thereby ending the Interference, and resulting in the termination of the prosecution of the '871 application, as all options for appeal according to the License Agreement have been exhausted.

  Key Intellectual Property Involved in Opposition Proceeding

        European patent EP2801355, or the EP'355 patent, covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed their review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in an opposition proceeding, which is a special proceeding heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted detailed grounds for the appeal. The duration of the appeal process is estimated to be approximately three years; however, delays can occur that would extend the estimated duration of the appeal process.

        There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S. If the Company prevails in the appeal against the decision of January 29, 2018, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. While the appeal and any remanded issues have not been resolved, the decision of the Opposition Division to revoke the EP'355 patent is "frozen." Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent has a maximum duration until October 2025 (subject to possible SPC extension—see below).

  Our Product Development Strategy

        Historically, the Company's product development efforts were focused on advancing unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including psoriasis and MS. Prior to entering into the License Agreement, we were actively developing FP187 ®, a proprietary formulation of DMF, for the treatment of MS patients. On March 1, 2017, we announced plans to complete the research and development work that was in process prior to the effective date of the License Agreement and pursue an organizational realignment to reduce personnel and operating expenses, including the suspension of further development of FP187®. This organizational realignment was substantially completed by September 30, 2017. We do not currently have any commercialized products on the market nor under development. As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the U.S. associated with the Company, our research and development efforts involving DMF products, including FP187®, have been permanently discontinued.

  Our Intellectual Property Strategy

        We believe the patents and patent applications associated with the Company are valuable assets. To the extent required or permitted by the License Agreement, we intend to protect, defend and/or enforce the intellectual property associated with the Company.

        The intellectual property associated with the Company includes patents and patent applications in Europe and certain countries in Asia. We divide the intellectual property portfolio associated with the Company primarily into two patent families, which we refer to as the "Core Composition Patent" family and the "Erosion Matrix Patent" family.

        The Core Composition Patent family, based on international application PCT/DK2005/000648, filed on October 7, 2005, with priority to October 8, 2004, discloses, among other things, formulations and dosing regimens of DMF, including the use of a dose of 480 mg of DMF per day to treat MS. As described under "Risk Factors" and elsewhere in this Annual Report, whether the Core Composition Patent family discloses the use of a dose of 480 mg of DMF per day to treat MS has been challenged in some European Opposition Proceedings.

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

        The following table highlights key aspects of the current status of certain applications and patents within the Core Composition Patent and Erosion Matrix Patent families:

Patent / Application	Patent Family	Status
EP2801355	Core Composition	Revoked on January 29, 2018 by the EPO Opposition Division. The Company has appealed this decision (see below). Contains claims directed to the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating.
EP1799196	Core Composition	Revoked on September 18, 2018 by the EPO Opposition Division. The written decision was received on February 15, 2019 and the two-month deadline to appeal the decision ends on April 15, 2019.
EP2965751	Core Composition
Pending (contains claims directed to compositions containing DMF wherein the daily dosage is from 480 to 600 mg and the DMF is released depending on pH for the treatment of a number of diseases). The EPO issued a notice of intention to grant this patent on June 26, 2018. A request for further processing was granted on March 13, 2019.
EP2801354	Core Composition
Granted (contains claims directed to controlled-release compositions that release DMF according to a specific in vitro release profile). Oppositions to this patent have been filed by third parties with the EPO. An oral hearing has been scheduled for May 7, 2019.

Patent / Application	Patent Family	Status
EP2792349	Core Composition	Pending (contains claims directed to controlled-release compositions containing DMF wherein the daily dosage is 480 mg for use in treatment of a number of diseases). The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018, and February 27, 2019.
EP2316430	Core Composition	Revoked by EPO Technical Board of Appeal on May 3, 2018.
EP3093012	Core Composition
Pending (contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 to 90% by weight of the composition). The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018, and November 21, 2018.
JP2018-017332	Core Composition	Pending (contains claims directed to controlled-release pharmaceutical compositions comprising one or more of fumaric acid esters such as DMF and/or MMF).
EP2379063	Erosion Matrix
Granted (contains claims directed to matrix formulations with a thin enteric coating). Oppositions filed by third parties were rejected by the EPO in the first instance and the patent was maintained. A number of opponents have appealed, and the oral proceedings for the appeal have been scheduled for April 18, 2019.
EP3295936	Erosion Matrix
Pending (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). The application published on March 21, 2018. A reply to the preliminary written search and opinion was filed on September 20, 2018.
EP2564839	Erosion Matrix
Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition). The patent was maintained following the hearing of the Opposition Division on June 7, 2018. The opponent has appealed against this decision. A reply to the appeal was filed on January 11, 2019.
JP5788331	Erosion Matrix	Granted (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).
JP2015-149886	Erosion Matrix	Pending (contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).

Core Composition Patent Family

  European Intellectual Property

        European Patent EP2801355.    The EP'355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed its review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in opposition proceedings, which are special proceedings heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. The duration of the appeal process is estimated to be approximately three years; however, delays can occur that would extend the estimated duration of the appeal process. There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the U.S. If the Company prevails in the appeal against the decision of January 29, 2018, we expect the Technical Board of Appeal to remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. While the appeal and any remanded issues have not been resolved, the decision of the Opposition Division to revoke the EP'355 patent is "frozen." Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent has a maximum duration until October 2025 (subject to possible SPC extension—see below). This is the first issued patent associated with the Company covering the use of 480 mg per day of DMF to treat MS. Although Biogen may not challenge the validity of the EP'355 patent in national proceedings, the validity of the national parts of the EP'355 patent could be challenged by other third parties in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition and appeal proceedings. See "Risk Factors—Risks Related to Intellectual Property—There can be no assurance that even if we are successful in the opposition and appeal proceedings involving the patents associated with the Company currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not."

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

        European Patent EP1799196.    The European patent EP1799196 associated with the Company, or the EP'196 patent, covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The patent was granted on June 22, 2016. Oppositions to this patent have been filed by third parties with the EPO. On September 18, 2018, the EPO revoked the EP'196 Patent following an oral hearing in the opposition proceedings. The written decision was received on February 15, 2019 and the two-month deadline to appeal the decision ends on April 15, 2019.

        European Patent Application EP2965751.    Another key patent application in the EU is EP2965751, formerly EP15166243.4, or the EP'751 application. The EP'751 application covers, among other things, compositions containing DMF where the daily dosage is 480 to 600 mg and the DMF is released depending on pH. The EPO has completed its initial review of this application and issued a negative search report on January 13, 2016. We responded to the search report on July 13, 2016. A third-party observation was filed on September 20, 2016. We responded to the third-party observation on November 16, 2016. A negative office action was issued on February 10, 2017, which we understood to have been the result of a clerical error. We responded on August 10, 2017 to correct the error. The EPO issued a notice of intention to grant this patent on June 26, 2018. A request for further processing was granted on March 13, 2019.

        European Patent EP2801354.    A key patent in the EU is EP2801354, or the EP'354 patent. The EP'354 patent covers, among other things, controlled-release compositions that release DMF according to a specific in vitro release profile. The patent was granted on February 8, 2017. Oppositions to this patent have been filed by third parties with the EPO. An oral hearing has been scheduled for May 7, 2019.

        European Patent Application EP2792349.    Another key patent application in the EU is EP2792349, formerly EP14172396.5, or the EP'349 application. The EP'349 application covers, among other things, controlled-release compositions containing DMF where the daily dosage is 480mg for use in treatment of a number of diseases. The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018 and February 27, 2019.

        European Patent EP2316430.    The European patent EP2316430 associated with the Company covered DMF formulations with certain in vitro dissolution profiles. By a decision issued in July 2015, the Opposition Division of the EPO revoked EP2316430, in particular, for the reason that the claims allegedly contain subject matter not directly and unambiguously derivable from the original application as filed. The Opposition Division of the EPO did not adjudicate on the issues of novelty or inventive step. This patent was revoked by the EPO Technical Board of Appeal on May 3, 2018. No further appeal is possible.

        European Patent Application EP3093012.    Another key patent application in the EU is EP3093012, formerly EP16001391.8, or the EP'012 application. The EP'012 application covers, among other things, controlled-release pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition. The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018 and November 21, 2018.

Erosion Matrix Patent Family

        European Patent EP2379063.    A patent from the Erosion Matrix Patent family associated with the Company, EP2379063 (covering matrix formulations with a thin enteric coating), has been granted by the EPO. Multiple third parties, including Biogen, opposed this patent before the EPO. Those oppositions were rejected by the EPO and the patent was maintained in its entirety at a hearing on April 5, 2016. The decision has been appealed and oral proceedings for the appeal have been scheduled for April 18, 2019. The Preliminary Opinion of the Board of Appeal was communicated on March 12, 2019 and the preliminary, non-binding opinion of the Board was that the patent lacked an inventive step.

        European Patent EP2564839 (containing claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition).    The EPO issued this patent on May 11, 2016. The patent was maintained following the hearing of the Opposition Division on June 7, 2018. The opponent has appealed against this decision. A reply to the appeal was filed on January 11, 2019.

        European Patent Application EP3295936.    A pending application (containing claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition) was published on March 21, 2018 under publication number EP3295936. A reply to the preliminary written search and opinion was filed on September 20, 2018.

Clinical Development Summary

        Since inception, the focus of our clinical development was on a DMF formulation for the treatment of MS. As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the U.S. associated with the Company, we have permanently discontinued our development of a DMF formulation, except for maintaining our files and records for previously completed research and development work.

Material Agreements

  Biogen License Agreement

        As discussed above, on February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the U.S., and an exclusive license outside the U.S., to the Company's intellectual property, effective as of February 9, 2017.

        In accordance with the License Agreement, Biogen paid the Company a non-refundable cash fee of $1.25 billion and could be obligated to pay the Company royalties provided that other conditions of the License Agreement are satisfied. See "—Our Company—License Agreement with Biogen."

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the U.S. associated with the Company pursuant to the License Agreement. We and Biogen have consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®.

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

        In addition, the addendum to the patent transfer agreement, or the Addendum, clarifies the royalties payable to Aditech in connection with any proceeds received by the Company from Biogen under the License Agreement. The Addendum specifies that Aditech is entitled to 2% of the Non-refundable Fee (or $25 million). This was paid to Aditech in 2017. The Addendum further specifies that Aditech is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any).

Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target multiple sclerosis. Our future success may depend on the continued market acceptance of Tecfidera®. We expect approved MS treatments, such as Tecfidera®, will continue to face intense and increasing competition as new and improved products enter the MS markets and advanced technologies become available. Competition from any newly approved products (whether branded, generics or biosimilars) may reduce Tecfidera® sales, which in turn may reduce possible royalties payable by Biogen to us. Several companies are developing additional treatments for multiple sclerosis, and late-stage clinical candidates include, but are not limited to, generic versions of existing medications and Celgene's ozanimod. Competition among products approved for sale is based, among other things, on safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors.

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

Facilities

        Our corporate headquarters are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2018, we paid 601,000 DKK (approximately $95,000), including value added tax, or VAT, for such premises. Forward Pharma FA ApS and Forward Pharma Operations ApS, our Danish subsidiaries, are also located at

Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark. For more information, see "—Related Party Transactions—Leased Premises."

        Forward Pharma GmbH, our German subsidiary, had approximately 700 square feet of office space for administrative activities in Leipzig, Germany until its lease cancellation effective March 31, 2018. In 2018, we paid EUR 6,000 (approximately $7,000) for such premises (excluding fees paid for electricity and cleaning fees).

        Forward Pharma USA, LLC, our U.S. subsidiary, is located in Suffern, New York and has office space of approximately 140 square feet. In 2018, we paid $10,000 for such premises. Until March 31, 2018, Forward Pharma USA, LLC had an office space of approximately 450 square feet in Hawthorne, New York. Our lease payments for 2018 for these premises were $9,000.

        The Company's long-term office lease commitments are not material.

Employees

        As of March 31, 2019, we had five employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2016	2017	2018	2019
Function:
Clinical and regulatory affairs	3	0	0	0
Engineering and production	3	1	1	1
Management and administration	7	4	4	4

Total	13	5	5	5

Geography:
Germany	4	2	1	1
Denmark	6	2	3	3
United States	3	1	1	1

Total	13	5	5	5

        One of our employees is represented by a labor union. We have never experienced any work stoppages.

        All other operational tasks are or have been outsourced to consultant experts or consulting service companies, such as patent and legal experts. We engage approximately 15 individuals and firms as consultants and experts.

        In the U.S., our activities and personnel are focused on U.S. public company accounting, reporting and compliance, and related administrative functions to support Forward Pharma A/S.

Insurance

        We maintain all insurance coverage required under applicable law, including in relation to our previous research and pre-clinical and clinical development.

        We believe that we currently maintain appropriate insurance coverage, and that our current insurance coverage is in line with insurance coverage for comparable companies.

Legal Proceedings

        We may, from time to time, become involved in legal proceedings in the ordinary course of business. Except for the Opposition Proceeding, we are not currently a party to, and have not been in the recent past subject to any material legal proceeding (including proceedings pending or threatened) that we believe could have an adverse effect on our business, operating results or financial condition. See "Item 5. Operating and Financial Review and Prospects—Operating Results Overview—Intellectual Property Proceedings and the License Agreement—Interference Proceeding" for more information on the Interference Proceeding.

        Opposition proceedings and appeals therefrom against four of the European patents associated with the Company are currently ongoing and in addition we are involved in the Opposition Proceeding concerning EP'355, including any appeals. There can be no assurance that these patent proceedings or other future legal proceedings will not have an adverse effect on our business, operating results or financial condition. See "Item 5. Operating and Financial Review and Prospects—Operating Results Overview—Intellectual Property Proceedings and the License Agreement—Opposition Proceeding" for more information on the Opposition Proceeding.

C. Organizational Structure

        The registrant corporation, Forward Pharma A/S, has two wholly owned subsidiaries, Forward Pharma USA, LLC, incorporated in the state of Delaware, and Forward Pharma Operations ApS, incorporated in Denmark. Forward Pharma Operations ApS has two wholly owned subsidiaries, Forward Pharma FA ApS, incorporated in Denmark, and Forward Pharma GmbH, incorporated in Germany. All of our operations are conducted within Forward Pharma A/S or one of our directly or indirectly owned subsidiaries.

D. Property, Plant and Equipment

        See "—Business Overview—Facilities" for a description of our leased premises. Our equipment includes computers, office equipment, furniture and manufacturing equipment with a net book value at December 31, 2018 and 2017, of zero and $12,000, respectively. In connection with winding down of research and development efforts in 2017, our manufacturing equipment was deemed impaired and accordingly during the year ended December 31, 2017 the book value of our manufacturing equipment was reduced to zero. None of our equipment is leased and there are no liens or encumbrances on our equipment.

        We currently do not have any material commitments to acquire fixed assets nor are there plans to acquire fixed assets in the future; however, we may, from time to time, need to replace office equipment such as computers. The estimated cost to replace office equipment, if needed, is not expected to be significant. We currently do not have any long-term supply agreements with our vendors.

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

A. Operating Results Overview

Overview

        Forward Pharma A/S is a Danish biopharmaceutical company that was founded in 2005 to advance unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including MS. We are a company with a limited number of employees and outsource the majority of our activities to external service providers. We are currently composed of a Danish incorporated parent company, Forward Pharma A/S, its two wholly owned subsidiaries, Forward Pharma USA, LLC, incorporated in the state of Delaware, and Forward Pharma Operations ApS, incorporated in Denmark, and two wholly owned subsidiaries of Forward Pharma Operations ApS, Forward Pharma GmbH, incorporated in Germany and Forward Pharma FA ApS, incorporated in Denmark. During 2017, as part of the restructuring that is discussed below, FWP IP ApS was established on June 30, 2017 as a wholly owned subsidiary of Forward Pharma Operations ApS and sold on November 22, 2017. As discussed in more detail elsewhere herein, the Company entered into the License Agreement with Biogen that became effective on February 1, 2017. Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187 ® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the U.S. associated with the Company, we have permanently discontinued our development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States, including product sales of a DMF formulation, are not expected.

        The Company currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, unforeseen events could negatively affect this estimate and the impact could be material. If the Company fails to prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely, the Company's ability to continue as a going concern long-term would be uncertain and management would consider, amongst other things, an orderly wind-down of operations. Management currently estimates that the duration of the Opposition Proceeding is approximately three years, or longer. During the coming years, until such time as the Opposition Proceeding is concluded, management estimates that operating activities of the Company will remain at current levels, or decline slightly, as we continue to defend and protect the intellectual property associated with the Company and evaluate possible further cost reductions.

        Currently, there are no plans for future distributions of funds to our shareholders.

Restructuring

        Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Forward Pharma Operations ApS (a newly created and wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Forward Pharma Operations ApS transferred the intellectual property to FWP IP ApS (a newly created and wholly owned Danish limited liability company). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP ApS was sold to FWP HoldCo ApS, a newly formed Danish limited liability company that is owned and controlled by FWP Fonden, a newly formed independent Danish foundation. FWP HoldCo ApS paid Forward Pharma Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP ApS. FWP Fonden's three-member board includes one independent director and one director appointed from each of the Company and Biogen. Accordingly, the Company does not control FWP Fonden. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of FWP Fonden and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2018 exchange rate) annually to FWP IP ApS in exchange for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with certain agreements. In connection with the initial capitalization of FWP Fonden, the Company's annual funding obligations to FWP IP ApS and the sale of the capital stock of FWP IP ApS to FWP HoldCo ApS, the Company incurred a net expense of $759,000 that is included in general and administrative expenses for the year ended December 31, 2017. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP ApS through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain the European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee. The Company was required to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company prior to Biogen purchasing such intellectual property.

Share Split and Shareholder Distribution

        On August 2, 2017, the Company's shareholders approved 10 for 1 share split and a capital reduction of EUR 917.7 million, or $1.1 billion. The Capital Reduction was effected by a distribution to shareholders in September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. Following the Share Split and the Capital Reduction, each ADS was modified to represent two ordinary shares. Each ordinary share subsequent to the Share Split has a nominal value of 0.01 DKK. See Notes 3.5 and 5.1 in the accompanying financial statements for additional information.

Amendment to the Company's Articles of Association

        In November 2017, the shareholders of the Company approved an amendment to the Company's articles of association, which modified the terms of certain outstanding options and warrants granted by the Company to mitigate the dilution to such awards caused by the Shareholder Distribution. In November 2017, a similar amendment was approved by the board of directors of the Company in respect to certain deferred share awards granted by the Company (the amended options, warrants and deferred shares are collectively referred to as the "Awards" and the amendments of the Awards are collectively referred to as the "Amendment"). The overall effect of the Amendment provided for cash payments to Award holders of EUR 36.2 million ($43.4 million based on the December 31, 2017 exchange rate) and a reduction in the number of outstanding Awards by 28.8 million. As a result of the Amendment, the Company recognized during 2017 compensation expense of $11.7 million and a reduction to shareholder equity of $32.2 million. See Notes 3.3 and 5.1 in the accompanying financial statements for additional information.

Intellectual Property Proceedings and the License Agreement

        On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the IP, effective as of February 9, 2017.

        In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion ("Non-refundable Fee") in February 2017.

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the U.S. associated with the Company pursuant to the License Agreement. We and Biogen have consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®.

Background

        On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board ("PTAB") declared Patent Interference No. 106,023 (the "Interference Proceeding") between the Company's United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514B2 held by a subsidiary of Biogen Inc. The License Agreement did not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company's European patent EP2801355 (the "Opposition Proceeding"). Rather, the PTAB and the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"), as applicable, and the Opposition Division, the Technical Board of Appeal and the Enlarged Board of Appeal of the European Patent Office (the "EPO"), as applicable, will make or have made final determinations in the Interference Proceeding and Opposition Proceeding, respectively. As discussed further below, the final determinations in the proceedings would determine whether future royalties are due the Company in accordance with the License Agreement. An unsuccessful outcome in the Interference Proceeding would result in the Company not being entitled to royalties based on Biogen's future net sales in the United States, as defined in the License Agreement, and an unsuccessful outcome in the Opposition Proceeding would result in the Company not being entitled to royalties on Biogen's future net sales outside the United States, as defined in the License Agreement.

Interference Proceeding

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal with the Federal Circuit seeking to have the PTAB's decision overturned and the Interference Proceeding reinstated. On October 24, 2018, the Federal Circuit affirmed the PTAB's decision. On November 21, 2018, the Company filed a petition for rehearing of the Federal Circuit's decision. The rehearing request was denied on January 2, 2019 and the Federal Circuit's decision became final on January 9, 2019. The Federal Circuit's final decision ends the Interference Proceeding in favor of Biogen.

        Because the Company was unsuccessful in the Interference Proceeding after all appeals, pursuant to the License Agreement, Biogen had the option to elect to obtain an exclusive license to the intellectual property in the U.S. associated with the Company or to purchase the intellectual property in the U.S. associated with the Company for a nominal price.

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the U.S. associated with the Company pursuant to the License Agreement. We and Biogen have consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. Because we were unsuccessful in the Interference Proceeding after all appeals, the Company will not be entitled to future royalties on Biogen's net sales in the U.S. Therefore, sources of revenue derived from customers in the U.S., including product sales of any DMF formulation, are not expected.

Opposition Proceeding

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

        On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. If the Company prevails in such appeal, it is expected that the Technical Board of Appeal will remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. The duration of the appeal process is estimated to be approximately three years. However, delays can occur that would extend the estimated duration of the appeal process.

Trend Information

        We do not have any commercialized products on the market. As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the U.S. associated with the Company, we have permanently discontinued our development of DMF formulations, including FP187®. At this time, the Company's only potential source of future revenue is contingent on a favorable outcome of the Opposition Proceeding. A successful outcome in the Opposition Proceeding is highly uncertain, but if it were to occur, the Company would be entitled to royalties, provided other conditions are met, based on Biogen's net sales of Tecfidera® outside the U.S. as defined by the License Agreement. Accordingly, we expect any trends in the biopharmaceutical market to have an impact on our business, particularly, trends that effect the market for, or price of, Tecfidera® sales outside the U.S.

Financial Operations Overview

Revenue

        As discussed further below, the Company's only source of operating revenue to date has come from the License Agreement and we will likely not generate operating revenue in the future unless we prevail in the Opposition Proceeding. The Company's ability to generate operating revenues in the future is highly uncertain and it is possible that we may never recognize operating revenue in the future.

        The Company elected to adopt IFRS 15 Revenue from Contracts with Customer, or IFRS 15, on January 1, 2017. Under IFRS 15 the Company recognizes revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for such goods or services. Prior to entering to the License Agreement, the Company did not have revenue from contracts with customers that were within the scope of IFRS 15 and therefore the initial adoption of IFRS 15 had no effect on previously reported financial statements nor was an adjustment made to the Company's accumulated deficit at January 1, 2017. The only contract that the Company is party to that is within the scope of IFRS 15 is the License Agreement.

        Management concluded that the Non-refundable Fee should be recognized as revenue in full in 2017. In reaching this conclusion, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed intellectual property both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed intellectual property whether under a co-exclusive license or an exclusive license. At the time the License Agreement became effective, the Company was required to (i) to fund the cost to file, prosecute and maintain the United States patents and European patent EP 2801355 associated with the Company, (ii) to participate in an intellectual property advisory committee and (iii) to provide the annual funding of 100,000 DKK (collectively "Defense Costs"). Effective upon Biogen purchasing the U.S. patents previously associated with the Company, the Company is no longer required to fund the cost to file, prosecute and maintain such intellectual property. The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company's obligation to defend the intellectual property does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen received full unrestricted use of the Company's intellectual property at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed intellectual property, the License Agreement is deemed to provide Biogen with a right to use the Company's intellectual property upon the consummation of the License Agreement.

Research and development costs

        Historical research and development costs related primarily to the development of DMF formulations for the treatment of psoriasis and MS, and they consist primarily of:

  •
  salaries for research and development staff and fees to consultants, as well as expenses incurred by all such personnel; expenses related to share-based compensation to employees and others; the costs of our extensive use of external third-party experts (e.g., consultants for the relapsing forms of MS indication) for our product development efforts; and the outsourcing of specific development tasks to contract manufacturing organizations, or CMOs;

  •
  costs for formulation, development and production of tablets in new doses for use in clinical trials; and production of DMF by our external CMOs, including the costs of testing related to increasing the batch sizes and manufacturing capability of our CMOs in order for us to be able to scale to anticipated next level or later commercial production levels and the costs of limited initial testing of new tablet strengths and forms for the treatment of relapsing forms of MS;

  •
  fees and other costs paid to clinical research organizations, or CROs, in connection with pre-clinical testing, formulation and product testing of tablets; and the fees and costs associated with the performance of clinical trials in relapsing forms of MS and psoriasis, that were outsourced to CROs, in anticipation of planning and running the clinical trials for us, and helping us to gather and maintain all required clinical data for regulatory purposes; and

  •
  fees and expenses incurred to prepare and file patent applications and other intellectual property claims, responding to patent office actions, and conducting patent opposition and interference proceedings and other activities aimed at enhancing and protecting our intellectual property estate provided such fees and expenses relate to intellectual property-related activities that reside within the USPTO, EPO or other country-specific patent registry offices (collectively referred to as "Patent Fees"). If expenses incurred are associated with the Company's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices) they are classified within general and administrative expenses.

        As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the U.S. associated with the Company, we have permanently discontinued our research and development efforts involving DMF products, including FP187®. Prospectively, research and development activities will primarily relate to Patent Fees; however, we do expect to incur minor costs to meet remaining regulatory requirements associated with the wind-down of our research and development efforts.

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

        We incur significant costs as the result of our public listing including the cost to maintain and enhance our infrastructure in order to comply with regulatory requirements including disclosure controls and procedures. Such costs include maintaining an organization of internal and external professionals who have the necessary experience and skills to address the complex rules and regulations we are required to comply with. The professionals we engage include legal and accounting advisors, auditors and investor relations firms amongst others. There are many other costs we incur to maintain our public listing such as liability insurance and depositary and stock exchange fees.

Non-operating income and (expenses)

        Components of non-operating income and (expenses) consisted primarily of:

  •
  gains/losses from changes in foreign exchange rates related to certain financial assets and liabilities

  •
  interest income earned on available-for-sale financial assets and USD cash holdings; and

  •
  bank fees, including negative interest on Euro and DKK cash holdings.

Results of Operations

Comparison of the years ended December 31, 2018 and 2017

	Year ended December 31,
	2018	2017	Change favorable (unfavorable)
	(USD in thousands)
Revenue from the License Agreement	—	1,250,000	(1,250,000)
Cost of the Aditech Pharma AG patent transfer agreement	—	(25,000)	25,000
Research and development costs	(2,748)	(20,496)	17,748
General and administrative costs	(9,535)	(17,107)	7,572

Operating (loss) income	(12,283)	1,187,397	(1,199,680)
Exchange rate gains (losses)	2,713	(241)	2,954
Interest income from available-for-sale financial assets	—	227	(227)
Other finance costs	644	(2,895)	3,539

(Loss) income before tax	(8,926)	1,184,488	(1,193,414)
Income tax benefit (expense)	204	(267,395)	267,599

Net (loss) income	(8,722)	917,093	(925,815)

Revenue from License Agreement for the years ended December 31, 2018 and 2017

        During the year ended December 31, 2017, the Company recognized as revenue the $1.25 billion nonrecurring Non-refundable Fee that was received during February 2017. During the year ended December 31, 2018, the Group did not earn any revenues under the License Agreement nor from other sources. Accordingly, there were no revenues recognized during the year ended December 31, 2018.

        The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Opposition Proceeding, including any appeals, and certain other conditions of the License Agreement are satisfied. It is highly uncertain whether the Company will prevail in the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement or any other source. In the event the Company does prevail in the Opposition Proceeding, Biogen would be obligated to remit future royalties to the Company as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied. If the Company fails to prevail in the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain. See Note 1.2 to the financial statements for additional information.

Cost of the Aditech Pharma AG agreement for the years ended December 31, 2018 and 2017

        The terms of the agreement between Aditech Pharma AG ("Aditech") and the Company, including the addendum to the agreement ("Addendum") executed in January 2017, provided for Aditech to receive a royalty equal to 2% of the Non-refundable Fee, which equaled $25 million. During the year ended December 31, 2018, there were no amounts due Aditech.

        Should the Company prevail in the Opposition Proceeding, additional compensation may be due to Aditech. Such additional compensation will equal 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any.) See Note 6.2 to the financial statements for additional information.

Research and development costs for the years ended December 31, 2018 and 2017

        Research and development costs for the years ended December 31, 2018 and 2017 were $2.7 million and $20.5 million, respectively. The decrease in research and development costs for the year ended December 31, 2018 of $17.7 million is the result of lower costs incurred in connection with the Interference and Opposition Proceedings, lower share-based compensation and the wind-down of our development efforts of FP187 ®. Fees to patent advisors and other patent-related costs decreased from $2.7 million in the year ended December 31, 2017 to $826,000 in the year ended December 31, 2018. The decrease is the result of reduced activities subsequent to the PTAB's issuance of the decision in the Interference Proceeding in favor of Biogen on March 31, 2017 and the conclusion of the oral proceeding before the Opposition Division of the EPO concerning patent EP2801355 where the Opposition Division revoked patent EP2801355 on January 29, 2018. Share-based compensation, including the effect of the Amendment of Awards, as discussed above, decreased from $14.4 million in the year ended December 31, 2017 to $1.5 million in the year ended December 31, 2018. The decrease in share-based compensation resulted in part from the non-reoccurrence of $9.5 million of expenses recognized in 2017 in connection with the Amendment of Awards, the nonrecurring benefit of $1.8 million recognized in 2017 in connection with equity awards that were forfeited by terminated employees and the balance relates to equity awards that were issued during the years ended December 31, 2017, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. The balance of the decrease in research and development cost during the year ended December 31, 2018 is the result of winding down FP187 ® development activities including all preclinical, clinical and contract manufacturing activities that were in process prior to the effective date of the License Agreement.

        We currently expect that our research and development costs will remain at, or slightly below, current levels in the future; however, considering the high level of uncertainty associated with estimating the nature and timing of costs to be incurred to continue the Opposition Proceeding, including any appeals, it is possible that unforeseen events could occur that could have a material effect on our estimated expenditures. Prospectively, research and development activities will primarily relate to Patent Fees and we expect to incur minor costs to comply with regulatory requirements associated with the wind-down of the research and development efforts of earlier product candidates. We may experience significant fluctuations in our expenses, period-to-period, as the result of the varying nature of the services expected to be provided by our patent advisor in connection with the Opposition Proceeding.

General and administrative costs for the years ended December 31, 2018 and 2017

        General and administrative costs for the years ended December 31, 2018 and 2017 were $9.5 million and $17.1 million, respectively. The decrease in general and administrative costs in the year ended December 31, 2018 of $7.6 million resulted primarily from a decrease in legal and accounting costs, lower patent advisory fees incurred in connection with the Interference Proceeding, the absence in 2018 of nonrecurring costs incurred in connection with the formation of FWP IP ApS in 2017 and an overall reduction in overhead costs. Legal and accounting fees were $6.9 million in the year ended December 31, 2017 compared to $2.2 million for the year ended December 31, 2018. During the year ended December 31, 2017, the Company had significant nonrecurring needs for legal and accounting advice in connection with entering into and complying with the License Agreement. There was no similar need for such services during the year ended December 31, 2018. Patent advisory fees incurred in connection with the Interference Proceeding were $1.2 million in the year ended December 31, 2017 compared to $453,000 for the year ended December 31, 2018. The reduction in patent advisory fees reflects less demand for such services in 2018. During the year ended December 31, 2017, we incurred a nonrecurring charge of $759,000 in connection with the formation of FWP IP Aps as discussed above. Share-based compensation, including the effect of the Amendment of Awards, as discussed above, increased from $4.4 million in the year ended December 31, 2017 to $4.6 million in the year ended December 31, 2018. The increase in share-based compensation resulted from a number of offsetting items, including the nonrecurring benefit of $5.8 million recognized in 2017 in connection with equity awards that were forfeited by terminated employees, net of the non-reoccurrence of $2.2 million of expenses recognized in 2017 in connection with the amendment of equity awards and the impact of equity awards that were issued during the years ended December 31, 2017, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. The balance of the decrease in general and administrative cost during the year ended December 31, 2018 is the result of cost-cutting measures put in place.

        We currently expect that our general and administrative costs will remain at current levels; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating income (expense) for the years ended December 31, 2018 and 2017

        During the year ended December 31, 2018, the Group recognized a foreign exchange gain of $2.7 million. The $2.7 million foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash is converted to the functional currency of the Parent and Operations at December 31, 2018. During the year ended December 31, 2017, the Company recognized a foreign exchange loss of $241,000. The $241,000 foreign exchange loss resulted primarily from the negative effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash and cash equivalents are converted to DKK at December 31, 2017.

        During the year ended December 31, 2017, the Company recognized interest income from available-for-sale financial assets of $227,000. During the year ended December 31, 2018, the Company did not hold available-for-sale financial assets.

        Other finance income (expense) primarily includes interest income on USD cash deposits net of bank fees ("negative interest") on EUR and DKK cash deposits. The favorable change during the year ended December 31, 2018 is the result of lower bank fees incurred in 2018 on lower EUR cash holdings during 2018 subsequent to the Capital Reduction in September 2017 and increased interest income on USD cash deposits resulting from higher rates in 2018.

Income tax (benefit) expense for the years ended December 31, 2018 and 2017

        The tax benefit recognized during the year ended December 31, 2018 of $204,000 results in part from a change in estimate of $161,000 and the balance relates to changes in deferred tax balances during the year. The effective tax rate for the year ended December 31, 2018 was 2.3%, which is lower than the Danish statutory tax rate of 22.0%. The lower effective tax rate in 2018 is primarily the result of unrecognized deferred tax assets that do not meet the recognition requirement as discussed below. The income tax expense for the year ended December 31, 2017 totaled $267.4 million. The tax expense for the year ended December 31, 2017 resulted from the receipt of the Non-refundable Fee, partially offset by operating expense, resulting in pretax income of $1.2 billion. The effective tax rate for the year ended December 31, 2017 was 22.6%, which is slightly higher than the Danish statutory tax rate of 22.0%. The difference between the effective tax rate and the statutory tax rate is primarily derived from a higher tax rate in Germany, where the Group has taxable nexus in addition to Denmark, and certain nondeductible items related to share-based compensation and the Shareholder Distribution.

        Since there is significant uncertainty as to whether the Group will have taxable income in the future, deferred tax assets that are available at December 31, 2018 do not meet the criteria for financial statement recognition and accordingly have not been recognized in the accompanying consolidated financial statements.

        There is an ongoing joint tax audit being conducted by the Danish and German tax authorities of the Group's Danish and German tax returns for each of the five years in the period ending December 31, 2017. While management believes the tax filing positions taken were correct, there is always the risk that the tax authorities could disagree resulting in additional taxes, interest and penalty being assessed and the amount could be material. See below as well as Note 3.4 to the financial statements for additional information.

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

Non-operating (expense) income for the years ended December 31, 2017 and 2016

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

        During the years ended December 31, 2017 and 2016, the Company recognized interest income from available-for-sale financial assets of $227,000 and $389,000, respectively. The decrease in the year ended December 31, 2017 is the result of lower amounts invested in available-for-sale financial assets during the period. Subsequent to October 2017, the Company did not hold available-for-sale financial assets.

        Other finance expense includes bank fees ("negative interest") that increased in the year ended December 31, 2017 as the result of the Company holding significant cash deposits during the period.

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

Critical Accounting Policies

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the revenues and expenses reported during each period. Actual results may differ from these estimates under different assumptions or conditions.

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

        We are subject to income taxes in Denmark and Germany. Significant judgment is required in determining the timing of recognition of current taxes payable as well as deferred tax assets and liabilities. There are transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Company's Danish, German and U.S. tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group that would expose the Group to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between the Company, Forward Pharma Operations ApS, FWP IP ApS, Forward Pharma GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether pricing of such transactions were at arm's length. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

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

        As a result of the receipt of the Non-refundable Fee and the resulting taxable income in 2017, the Danish and German tax authorities have commenced tax audits of the Group's Danish and German tax returns covering the five-year period ending December 31, 2017. The tax audits are expected to focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the taxing authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management believes that the tax positions taken with regards to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish and/or the German tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. The Danish and German tax authorities are conducting a joint tax audit of the Group's Danish and German tax returns. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements through the mutual agreement procedure ("MAP") by early involvement of Competent Authorities, if necessary. There is no assurance that the joint audit will achieve expected benefits.

        During the year ended December 31, 2017, the Company made certain cash payments (the "Deduction") to equity award holders in accordance with amendments to the Company's article of association that were approved by the Company's shareholders and board of directors (See Note 3.3 to the financial statements for additional information.) The Company believes the Deduction, that totaled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents, for tax reporting purposes, compensation for services rendered to the Company and is tax deductible for Danish tax purposes for the year ended December 31, 2017. Management believes that the tax positions taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. There were similar cash payments made to equity award holders during the year ended December 31, 2018 that totaled 650,000 EUR ($761,000); however, such amounts have been accounted for as unrecognized deductible temporary differences at December 31, 2018 and reflected in the accompanying financial statements as unused tax losses in Denmark.

        As of December 31, 2018, we have unused tax loss carry forwards in Denmark and Germany of 27.9 million DKK ($4.3 million based on the December 31, 2018 exchange rate) and EUR 12.0 million ($13.8 million based on the December 31, 2018 exchange rate) respectively. The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company's ability to use tax loss carry forwards in any one year is limited to 100% of the first 8.2 million DKK ($1.3 million based on the December 31, 2018 exchange rate) of taxable income plus 60% of taxable income above 8.2 million DKK. For German tax purposes, Forward Pharma GmbH's ability to use tax loss carry forwards in any one year is limited to 100% of the first EUR 1 million ($1.1 million based on the December 31, 2018 exchange rate) of taxable income plus 60% of taxable income above EUR 1 million.

        For more, see "Risk Factors—Risks Related to Danish Law and Our Operations in Denmark" and Note 3.4 in the accompanying financial statements for additional information.

Recent Accounting Pronouncements

  Standards effective in 2018:

        The IASB issued new standards, amendments to standards and interpretations that were effective in 2018, or the 2018 New Standards. None of the 2018 New Standards affected the Company's consolidated financial statements.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2019 (collectively "New Standards"). None of the New Standards are currently expected to have a material effect on the Group's financial statements; including, as discussed below, the future adoption of IFRS 16 Leases ("IFRS 16").

        IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The Group does not have long-term leases that are material and therefore the future adoption of IFRS 16 will not have a material effect on the Group's consolidated financial statements.

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

        Subsequent to December 31, 2018, we no longer qualify as an emerging growth company under the JOBS Act.

B. Liquidity and Capital Resources

Comparison of the Years ended December 31, 2018 and 2017

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017
	(USD in thousands)
Net cash flows (used in) provided by operating activities	(14,787)	939,947
Net cash flows provided by investing activities	3	85,365
Net cash flows (used in) financing activities	(8,120)	(1,118,691)

Net (decrease) in cash and cash equivalents	(22,904)	(93,379)
Net foreign exchange differences	(4,108)	145,035
Cash and cash equivalents beginning of year	109,554	57,898

Cash and cash equivalents end of year	82,542	109,554

        Net cash flows used in operating activities for the year ended December 31, 2018 totaled $14.8 million compared net cash flows provided by operating activities for the year ended December 31, 2017 of $939.9 million. The cash flows used in operating activities for the year ended December 31, 2018 were due to the loss incurred for the year combined with the payment of liabilities recognized at the end of 2017, including tax obligations, offset by non-cash share-based compensation of $6.2 million. The cash flows provided by operating activities for the year ended December 31, 2017 were due to the receipt of the nonrecurring Non-refundable Fee of $1.25 billion offset by operating costs and income taxes.

        The cash inflow provided by investing activities of $3,000 for the year ended December 31, 2018 is the receipt of a rent security deposit associated with vacated office space. The net cash flows provided by investing activities of $85.4 million for the year ended December 31, 2017 reflects the cash inflows from the maturity of available-for-sale financial assets of $85.4 million offset by the purchase of equipment of $3,000.

        Cash flows used in financing activities for the year ended December 31, 2018 totaled $8.1 million. Such use of cash was the result of cash outflows for the repurchase of equity awards, of $8.1 million, offset by the receipt of $1,000 in connection with the exercise of warrants. Cash flows used in financing activities for the year ended December 31, 2017 totaled $1.1 billion. Such use of cash was the result of cash outflows for the Shareholder Distribution, of $1.1 billion, and the repurchase of equity awards, of $24.8 million, offset by the receipt of $49,000 in connection with the exercise of warrants.

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

        Net cash flows provided by operating activities totaled $939.9 million in the year ended December 31, 2017 compared to net cash flows used in operating activities of $34.1 million in the year ended December 31, 2016. The increase in 2017 in cash flows provided by operating activities is due to the receipt of the Non-refundable Fee of $1.25 billion offset by the consideration paid to Aditech Pharma AG of $25 million, other operating costs and income taxes.

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

  Funding Requirements and Capital Resources

        We believe that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months. We currently estimate that our use of cash for the year ending December 31, 2019 will range from $4 million to $6 million. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Opposition Proceeding and to defend and protect the intellectual property associated with the Company. There are other uncertainties that could negatively affect our estimated cash spend in 2019 including, but not limited to, an unforeseen negative outcome of the joint tax audit in process in Denmark and Germany (see Note 3.4 to the financial statements for additional information). Accordingly, our estimated use of cash for the year ending December 31, 2019 could change near-term and the change could be material. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  the outcome of the Opposition Proceeding, including any appeals;

  •
  our efforts to secure and protect the intellectual property associated with the Company with the objective of obtaining and maintaining royalty-bearing patents;

  •
  the joint tax audit of our Danish and German tax returns; and

  •
  the costs to maintain the infrastructure necessary for a publicly listed company.

  Capital Expenditures

        Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2019 or thereafter.

C. Research and Development and Patents

        See "Item 4. Information on the Company—B. Business Overview" and "Item 5.A. Operating results."

D. Trend Information

        See "Item 5.A. Operating results."

E. Off-balance Sheet Arrangements

        In 2004, a private company Aditech Pharma AB (together with its successor-in-interest Aditech Pharma AG, "Aditech"), controlled by NB FP Investment K/S and its affiliates (a related party), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the "Transfer Agreement") that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems (the "Aditech IP"). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the "Addendum"). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any).

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

        The IPR Agreement requires Forward Pharma Operations ApS to pay an annual fee to FWP IP ApS of 100,000 DKK ($15,000 based on the December 31, 2018 exchange rate) as consideration for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property. Forward Pharma Operations ApS is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Forward Pharma Operations ApS' obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

        Forward Pharma USA, LLC has a twelve-month office lease that expires on March 31, 2020. The monthly rent is approximately $1,150.

        Forward Pharma A/S has entered into a lease with Nordic Biotech Advisors ApS for certain office space that houses the Company's corporate headquarters in Copenhagen, Denmark. The amount payable under the lease is variable based on a defined formula and the agreement can be cancelled by either party with six months' prior written notice. For the year ended December 31, 2018, we paid 601,000 DKK (approximately $92,000 based on the December 31, 2018 exchange rate), including VAT, for the use of such premises and we estimate that amounts due under the lease for 2019 will not be materially different.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2018.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations*	$17	$17	$48	$93	$175
Operating lease obligations	$51	$3	—	—	$54

Total	$68	$20	$48	$93	$229

(*)
Includes the annual fee of 100,000 DKK due to FWP IP assuming a conversion rate to U.S. Dollars of 6.5195 as quoted by the Danish National Bank for December 31, 2018. The annual fee has been estimated through the end of 2029; however, such obligation to fund could be terminated earlier or later as defined in the License Agreement.

        The table above does not include amounts that would be payable to Aditech if we collect royalties from Biogen in accordance with the License Agreement. The amount, if any, and timing of potential payments to Aditech cannot be estimated at this time but could be material. See Note 6.2 in the accompanying financial statements for additional information.

        The table above excludes $967,000 that is contingently payable to certain employees, including the CEO, directors and a consultant if certain service requirements are met as defined in the underlying agreements. If the service requirements are met, the amounts due accrue pro rata through May 2020 and under certain conditions, the amounts could be paid sooner. In addition, the table also excludes $890,000 that is contingently payable, as defined in the underlying agreements, to the CEO and a consultant if there is a favorable outcome in the Opposition Proceeding and certain service requirements are met. We are unable to estimate when or if there will be favorable outcome of the Opposition Proceeding. See Note 3.3 in the accompanying financial statements and the disclosure above regarding the Amendment for additional information.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        The following table sets forth information regarding our board of directors and senior management. Unless otherwise stated, the business address for our executive officers and directors is Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

Name	Age	Position
Florian Schönharting	50	Chairman
Claus Bo Svendsen	42	Chief Executive Officer
Thomas Carbone	61	Vice President, Finance and Controller, Forward Pharma USA, LLC
Torsten Goesch	59	Director
Grant Hellier Lawrence	57	Director
Jakob Mosegaard Larsen	46	Director
Duncan Moore	60	Director

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

Jakob Mosegaard Larsen, Director

        Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Korsø Jensen Law Firm LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Danish Venture Capital and Private Equity Association's (DVCA) Legal Committee and serves as DVCA's representative on Invest Europe's Legal and Regulatory Committee. He graduated from Copenhagen University with a Master's Degree in Law and holds an executive MBA from Copenhagen Business School. From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Korsø Jensen Law Firm LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Korsø Jensen, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

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

        According to the Articles of Association, the board of directors must consist of not less than three and no more than seven members. Following the annual general meeting of shareholders of the Company on May 3, 2017, the size of the board was reduced to five members. All members of the board of directors are elected by our shareholders at the general meeting for one-year terms. At the end of each term, they are eligible for re-election. The board of directors plans to meet at least two times each year, and meetings can be called when deemed necessary by any of our directors or executive officers or by our auditor.

        Under the shareholders' agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NBFPI will have the right to nominate four directors, Nordic Biotech K/S and NBOF will jointly have the right to nominate one director, and NBFPII shall have the right to nominate one director to the board.

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us because, as of March 31, 2019, we only have 5 employees.

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

Executive Officer

        Our Chief Executive Officer Dr. Claus Bo Svendsen is responsible for our day-to-day business and operations.

Board Committees

Audit Committee

        We have an audit committee, which was established on August 8, 2014, under our board of directors consisting of Mr. Grant Hellier Lawrence and Dr. Duncan Moore. Mr. Grant Hellier Lawrence has served on the audit committee since his election to the board of directors in July 2015, and Dr. Duncan Moore has served on the audit committee since his election to the board of directors in May 2016. Since there are no specific requirements under Danish law on the composition of our audit committee, we do not comply with Rule 5605(c) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Mr. Grant Hellier Lawrence and Dr. Duncan Moore satisfy the director and audit committee "independence" requirements of each of the Nasdaq Marketplace Rules and Section 10A(m)(3)(B)(i) of the Exchange Act.

        The board has adopted a written charter for the audit committee, a copy of which is available on our website at www.forward-pharma.com. As set forth in the written charter, the principal duties and responsibilities of our audit committee are as follows:

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

Scientific Advisors

        We have historically engaged a number of scientific advisors, and we have regularly sought advice and input from these experienced scientific leaders on matters related to our research and development programs and may continue to do so in the future in relation to our business. Our scientific advisors are experts across a range of key disciplines relevant to our programs and science.

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

B. Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2018, the aggregate compensation paid to our executive officer and members of our board of directors (including share-based compensation) was $4,314,000. This amount includes $329,000 that was deemed to be the repurchase of equity awards for financial reporting purposes and accounted for as a reduction in shareholders' equity. A description of the underlying equity awards that were granted to our executive officer and members of our board of directors during the year ended December 31, 2017 is set forth below under "—Warrant and Other Equity Incentive Programs—Director and Officer Awards Granted under the Share Plan and Outside the Share Plan." During the year ended December 31, 2018, there were no equity awards granted to our executive officer or members of our board of directors.

        None of our directors are employees of Forward Pharma A/S or its wholly owned subsidiaries, Forward Pharma USA, LLC and Forward Pharma Operations ApS, or Forward Pharma Operations ApS' wholly owned subsidiaries, Forward Pharma GmbH and Forward Pharma FA ApS, and accordingly, we do not have any written agreements with them providing for benefits upon termination.

        Mr. Larsen, a member of our board of directors, acts as our Danish legal counsel. See "—Director and Officer Awards Granted Under the Share Plan and Outside the Share Plan" and "Related Party Transactions—Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP."

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

        Share Reserve and Limitations.    The maximum number of ordinary shares currently available for awards pursuant to the Share Plan is 9,936,057 ordinary shares, of which a maximum of 50% may be granted to an individual participant during a single year. The ordinary shares available for awards under the Share Plan may be new shares that we issue and/or existing shares, if any, we acquire.

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

  Director and Officer Awards Granted Under the Share Plan and Outside the Share Plan

        In June 2017, the Company granted 990,000 options (after adjusting for the Share Split and the Capital Reduction) that have an exercise price of 0.01 DKK (after adjusting for the Share Split and the Capital Reduction) to certain directors and employees of the Company. The 990,000 options include:

  •
  600,000 options granted to Claus Bo Svendsen;

  •
  240,000 options granted to Thomas Carbone; and

  •
  50,000 options granted to each of Jakob M. Larsen, Grant H. Lawrence and Duncan Moore (the 990,000 options are collectively referred to as the "2017 Awards").

        The 2017 Awards vest monthly over 36 months commencing on June 1, 2017; however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and/or exercise periods are accelerated under certain defined situations, including a change in control. The terms of the 2017 Awards include antidilution protection to the holders in the event there is a distribution to the shareholders as defined in the underlying award agreements.

        As a result of the Capital Reduction and the antidilution protection, the holders of the 2017 Awards received a total of 371,000 EUR ($434,000) during the year ended December 31, 2018, including $263,000 to Claus Bo Svendsen, $105,000 to Thomas Carbone and $22,000 to each of Jakob M. Larsen, Grant H. Lawrence and Duncan Moore. As of December 31, 2018, the Company's remaining obligation to the 2017 Award holders as the result of the antidilution provision, if vesting occurs in full, is 526,000 EUR ($601,000 based on the December 31, 2018 exchange rate) including $365,000 due Claus Bo Svendsen, $146,000 due Thomas Carbone and $30,000 due each of Jakob M. Larsen, Grant H. Lawrence and Duncan Moore. The remaining obligation due to the 2017 Award holders, assuming vesting occurs in full, is payable semi-annually on a pro rata basis over the remaining vesting period that ends on May 31, 2020. See Note 3.3 in the accompanying financial statements for additional information. The 2017 Awards granted to Mr. Carbone were awarded under the Share Plan and the balance of the 2017 Awards were granted outside the Share Plan but governed, in all respects, as if they were awarded under the Share Plan.

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

C. Board Practices

        See "Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors" and "—B. Compensation."

D. Employees

        As of December 31, 2018, we had five employees of which four are in Europe and one is in the U.S. One employee holds an M.D. and a Ph.D. degree. One of our employees is represented by a labor union while none of our employees are covered under a collective bargaining agreement. We consider our relations with our employees to be good.

E. Share ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2019.

Directors and Executive Officers	# of Shares	% of issued Shares(1)
Florian Schönharting(2)	51,647,900	54.32%
Torsten Goesch(3)	17,576,400	18.49%
Jakob M. Larsen(4)	178,280	*
Grant H. Lawrence(5)	178,280	*
Duncan Moore(6)	265,662	*
Claus Bo Svendsen(7)	—	*

*
Represents less than 1%.

(1)
Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2019 (i.e., May 31, 2019) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2019, we had 95,073,864 ordinary shares outstanding.

(2)
Consists of ordinary shares held by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Through his ownership of Holdingselskabet af 1 januar 2016 ApS and Tech Growth Invest ApS, Mr. Schönharting controls 45% of the ownership interests in Nordic Biotech General Partner ApS (which is the general partner of both Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S). In addition, he is the sole member of the Investment Committee of NB FP Investment K/S and NB FP Investment II K/S, and therefore Mr. Schönharting may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

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

(4)
Includes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that may be exercised during the period from July 1, 2018 to June 30, 2021 (absent a discontinuation of service). Excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service).

(5)
Includes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that may be exercised during the period from July 1, 2018 to June 30, 2021 (absent a discontinuation of service). Excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service).

(6)
Includes options to purchase up to 265,662 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from May 1, 2019 to April 30, 2022 (absent a change in control of the Company or discontinuation of service). Excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service). Also excludes 121,207 deferred shares that will not become exercisable until October 10, 2020 (absent a change in control of the Company).

(7)
Excludes options to purchase 240,000 shares at an exercise price of $4.51 per share that, to the extent they become exercisable by continued service, may be exercised only during the period June 1, 2019 to May 31, 2021 (absent a change in control of the Company or discontinuation of service). Further excludes options to purchase 469,519 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from November 30, 2020 to November 29, 2022 (absent a change in control of the Company or discontinuation of service) and options to purchase 120,000 shares at an exercise price of $2.24 per share that, to the extent they become exercisable by continued service, may be exercised only during the period from March 1, 2021 to February 28, 2023 (absent discontinuation of service). Also excludes options to purchase 600,000 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service) and 40,000 deferred shares that will not become exercisable before May 31, 2019 (absent a change in control of the Company).

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of April 1, 2019, April 1, 2018 and April 1, 2017, each being the most recent practicable date before reporting for the last three fiscal years based on information available to the Company.

	2017		2018		2019
Name	# of Shares	% of issued Shares	# of Shares	% of issued Shares	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	12,125,340	25.87%	24,250,680	25.70%	24,250,680	25.51%
Nordic Biotech Opportunity Fund K/S(1)	10,588,990	22.59%	21,177,980	22.44%	21,177,980	22.28%
NB FP Investment K/S(2)	2,507,360	5.35%	5,014,720	5.31%	5,014,720	5.27%
Rosetta Capital I, LP	8,788,200	18.75%	17,576,400	18.63%	17,576,400	18.49%
The Bank of New York Mellon(3)	11,342,130	24.20%	22,968,570	24.34%	22,968,570	24.16%
The Baupost Group, L.L.C.(4)	5,367,300	11.54%	—	—%	—	—%
BVF Partners L.P. and its affiliates(5)	—	—%	10,642,834	11.30%	18,092,758	19.03%

*
Based on 95,073,864 ordinary shares outstanding as of April 1, 2019.

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

(3)
The Bank of New York Mellon is acting as depositary bank in our ADS-program and is holding the shares in such capacity. Shares represented by ADSs that are beneficially owned by other major holders are also included in The Bank of New York Mellon's reported ownership.

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

(5)
The information in the table and this note is derived from a Schedule 13G/A filed by jointly by BVF Partners L.P. ("Partners"), BVF Inc., Mark N. Lampert, Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), Biotechnology Value Trading Fund OS LP ("Trading Fund OS"), BVF Partners OS Ltd. ("Partners OS" and together with Partners, BVF, BVF2 and Trading Fund OS, the "BVF Entities") with the SEC on February 14, 2019. Based on information contained in the Schedule 13G/A, as of December 31, 2018 (i) BVF beneficially owned 8,494,376 shares, (ii) BVF2 beneficially owned 6,507,411 shares, and (iii) Trading Fund OS beneficially owned 1,407,948 shares. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 1,407,948 Shares beneficially owned by Trading Fund OS. Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 18,092,758 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the "Partners Managed Accounts"), including 1,683,023 Shares, of which 514,342 are represented by ADSs, held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 18,092,758 Shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 18,092,758 Shares beneficially owned by BVF Inc. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts. The ordinary shares underlying these ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of BVF, BVF2, Partners, BVF Inc. and Mark N. Lampert is 1 Sansome Street, 30th Floor, San Francisco, California 94104. The business address of each of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        As of April 1, 2019, there were a total of 17 holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. Seven holders of record of our ordinary shares had addresses in the U.S., representing 44.46% of our ordinary shares. As of April 1, 2019, there were a total of two holders of record of our ADSs, both of which had addresses in the U.S.

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

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2018 and 2017, we paid 601,000 DKK ($95,000 based on the average exchange rate for the year) and 567,000 DKK ($85,000 based on the average exchange rate for the year), including VAT, respectively, for such premises.

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

Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP

        Mazanti-Andersen Korsø Jensen Law Firm LLP acts as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, is a partner at Mazanti-Andersen Korsø Jensen Law Firm LLP. Mazanti-Andersen Korsø Jensen Law Firm LLP charged us for services it rendered on an hourly basis and expenses incurred. For the year ended December 31, 2018, we incurred legal expenses for services rendered by Mazanti-Andersen Korsø Jensen Law Firm LLP of 2,504,000 DKK (approximately $396,000 based on the exchange rate for the year ended December 31, 2018). Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders.

Consulting Agreements with Certain Directors

        We have entered into a consulting agreement with Dr. Duncan Moore who is a member of our board of directors.

        Pursuant to the consulting agreement with Dr. Moore, Dr. Moore will act as an advisor for the chairman of the board of directors and will perform director-level consulting services as requested by the board of directors from time to time. The consulting agreement with Dr. Moore expires on October 10, 2020. As compensation for the consulting services, the Company granted Dr. Moore a deferred share award with respect to 121,207 shares (following the Share Split and the Capital Reduction). The deferred shares vest over a period of four years, with 25% of the shares vesting on the first four anniversaries of October 10, 2016. In addition, subject to Dr. Moore's continuing service to the Company as a consultant, 100% of the unvested deferred shares will vest and be issued to Dr. Moore immediately prior to a change in control.

        Dr. Moore is not entitled to any compensation under his consulting agreement other than the deferred share awards discussed above.

Aditech Agreements

        In 2010, we entered into a patent transfer agreement with Aditech, and in January 2017, we entered into an addendum to this agreement. See "Item 4. Information on the Company—Business Overview—Material Agreements" for more information.

IPR Agreement.

        The IPR Agreement requires Forward Pharma Operations ApS, our wholly owned subsidiary, to pay an annual fee to FWP IP ApS, which was a wholly owned subsidiary of Forward Pharma Operations ApS until November 22, 2017, of 100,000 DKK ($15,000 based on the December 31, 2018 exchange rate) as consideration for FWP IP ApS agreeing to hold, prosecute and maintain the transferred intellectual property. Forward Pharma Operations ApS is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Forward Pharma Operations ApS' obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements," which contains our financial statements prepared in accordance with IFRS.

B. Significant Changes

        No matters to report.

ITEM 9.    THE OFFER AND LISTING

A. Offering and Listing Details

        See "Item 9. C. Markets" for information regarding our ADSs.

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

  •
  on April 4, 2018, to implement the terms applicable to warrants granted to Claus Bo Svendsen;

  •
  on June 12, 2018, to issue shares to two warrant holders that had exercised their warrants, include Jan van de Winkel, a former director of the Company; and

  •
  On September 18, 2018, to implement the terms applicable to warrants granted to an employee of the Company and to issue shares to a warrant holder that had exercised its warrants.

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

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

        Gains on the sale of shares are taxed at a rate of 27% on the first 52,900 DKK in 2018 (for cohabiting spouses a total of 105,800 DKK), and at a rate of 42% on share income over 52,900 DKK (for cohabiting spouses a total of 105,800 DKK). In 2019, the sale of shares will be taxed as share income at a rate of 27% on the first 54,000 DKK (for cohabiting spouses a total of 108,000 DKK), and at a rate of 42% on share income over DKK 54,000 (for cohabiting spouses a total of 108,000 DKK). All amounts are subject to annual adjustments and include all share income derived by the individual or cohabiting spouses, respectively.

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

        With respect to dividends distributed to a foreign company as the beneficial owner, no tax is withheld on dividends derived from Subsidiary Shares or Group Shares as defined in "Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies" above. In respect of subsidiary shares, the 0% withholding tax rate on dividends is conditional upon that tax must be eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is tax resident. With respect to Group Shares, it is a requirement that the company receiving the dividends is a resident of an EU or EEA country and that withholding taxes on dividends would have been eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident, if Group Shares had been Subsidiary Shares.

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

        Denmark has executed double tax treaties with approximately 90 countries, including the U.S. and almost all members of the EU (excluding France and Spain). If Denmark has entered into a double tax treaty with the country in which the shareholder is resident, the shareholder may, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the tax (typically 15%) to which Denmark is entitled under the relevant tax treaty, by completing the relevant online request to the Danish tax authorities. The treaty between Denmark and the U.S. generally provides for a 15% rate.

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

  •
  persons that own or are deemed to own either 10% or more of our voting shares or 10% of the value of our shares; and

  •
  persons holding the ADSs in connection with a trade or business conducted outside the U.S.

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

Taxation of Distributions

        Subject to the PFIC rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Under certain situations, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gains. The amount of a dividend will include any amounts withheld by us in respect of Danish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date the U.S. Holder receives the dividend. The amount of any dividend income paid in Euros will be the U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. Dollars. If the dividend is converted into U.S. Dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. Dollars after the date of receipt.

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

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts

        Not applicable.

H. Documents on Display

        We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K in limited circumstances; however, we may elect to make additional information available on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC. The address of our website is www.forward-pharma.com. No portion of our website is incorporated by reference into this Annual Report.

I. Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to a variety of financial risks: foreign exchange risk, credit risk and liquidity risk.

Market Risk

Foreign currency exchange rate risk

        We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, GBP, and the Euro.

        Forward Pharma A/S's, Forward Pharma Operations ApS' and Forward Pharma FA ApS' functional currency is the DKK, Forward Pharma GmbH's functional currency is the Euro, and Forward Pharma USA, LLC's functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates. Our revenue from the License Agreement and our obligation to Aditech were denominated in USD. It is very common for a group company to conduct cross-border transactions where the functional currency is not always used, including purchases from vendors in the United Kingdom, where the GBP is used, and the United States, where the USD is used. In addition, the Company and Forward Pharma Operations ApS, who each use the DKK as their functional currency, have large cash holdings in Euros and USD. Accordingly, future changes in the exchange rates of the DKK, the Euro, the USD and/or the GBP will expose us to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For the years ended December 31, 2018, 2017 and 2016, we recognized foreign exchange gains (losses) of $2.7 million, ($241,000) and $598,000 respectively. While we benefited from changes in foreign exchange rates in 2018 and 2016, it is possible that the foreign exchange losses experienced in 2017 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect us and the effect could be material.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

        We estimate a 10% increase in the value of the U.S. Dollar relative to the Euro and the DKK would have decreased our net loss for the year ended December 31, 2018 by $310,000. A 10% decrease in the value of the U.S. Dollar relative to the Euro and the DKK would have increased our net loss for the year ended December 31, 2018 by a similar amount.

Credit Risk

        As of December 31, 2018, our cash and cash equivalents are held primarily at two banks that have Moody's long term debt ratings of Aa3 or better. We do not invest in equity instruments or derivatives. Our investment criteria require preservation of capital and diversification in high credit rated financial institutions.

Liquidity Risk

        As of December 31, 2018, we held cash and cash equivalents totaling $82.5 million, which we believe will be sufficient to provide adequate funding to allow us to meet our planned operating activities in the normal course of business beyond the year ending December 31, 2019. Unforeseen events could negatively affect our ability to fund planned operations in the future.

        We currently estimate that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if we do not prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely and our ability to continue as a going concern long-term would be uncertain and management would consider, amongst other things, an orderly wind-down of operations.

        We currently have no significant planned capital expenditures nor are there plans to make cash distributions to shareholders.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

        Not applicable.

B. Warrants and Rights

        Not applicable.

C. Other Securities

        Not applicable.

D. American Depositary Shares

        Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	• Any cash distribution to the holder
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to the holder
$0.05 (or less) per ADS per calendar year	• Depositary services

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. Dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        No matters to report.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2018, our principal executive and financial officer concluded that, as of such date, our disclosure controls and procedures were not effective, as a result of the material weakness in internal controls over financial reporting described below.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018 due to the material weakness described below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        Based on the evaluation performed as of December 31, 2017, in accordance with the COSO criteria, management identified a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions primarily as a result of limited resourcing. While management took actions to remediate the material weakness ("Actions") during the year ended December 31, 2018, as discussed below, no complex non-routine transactions occurred during the year ended December 31, 2018. Therefore, management was not able to monitor and test whether the Actions taken were sufficient to remediate the material weakness. As a result of the lack of objective evidence that the Actions taken were sufficient to remediate the material weakness, management must conclude that the material weakness has not been remediated. Accordingly, based on the evaluation performed as December 31, 2018, in accordance with the COSO criteria, management continues to disclose a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions.

        After considering the Company's current situation and expectations of future operations, management does not expect that a complex non-routine transaction will occur in the foreseeable future. Without a complex non-routine transaction, management will be unable to monitor or test that the Actions taken were sufficient to remediate the material weakness. Consequently, it is likely that the material weakness reported herein will continue to be reported in future periods.

Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm due to the exemption from this requirement for emerging growth companies established by the JOBS Act.

Changes in Internal Control Over Financial Reporting

        As discussed above, management took actions to remediate the material weakness, including the hiring of an outside advisor ("Advisor") to evaluate the current design of our internal control environment and suggest steps to enhance processes. The Advisor's suggestions have been implemented. In addition, we also hired an experienced professional who has many years of financial reporting experience working at a subsidiary of a US listed company as well as over ten years of experience working at a large, international accounting firm. The newly hired professional ("Professional") holds a senior position within the Company's finance department and is involved in overseeing all the activities of the finance department in Denmark. The Professional reports to the Vice President, Finance and Controller and has direct access to the Company's Chief Executive Officer. Should the Group enter into a complex non-routine transaction in the future, the Professional will independently evaluate the technical aspects, in accordance with IFRS, and financial statement implications of such transaction, and ensure that such transaction is correctly accounted for and disclosed in the Company's consolidated financial statements. The Professional's role within our system of internal control over financial reporting affords management the ability to enhance segregation of duties by redefining roles and responsibilities of staff to increase oversight and review capabilities.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our auditors, Ernst & Young P/S, have performed the following services for the Company during the past two years:

	2018	2017
	(USD in thousands)
Audit	$333	$1,096
Audit related	—	—

Total	$333	$1,096

        All services provided to the Company by Ernst & Young P/S are reviewed and approved by our audit committee in advance of commencement of services. The amount for 2017 has been revised for changes that occurred subsequent to the filing of our 2017 Form 20-F.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In 2018, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

ITEM 18.    FINANCIAL STATEMENTS

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    EXHIBITS

Exhibit Index

Exhibit Number		Description
1.1	(9)	English translation of Amended and Restated Articles of Association, dated September 18, 2018.
2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.
2.2	(3)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.
2.3	(3)	Form of American Depositary Receipt (included in Exhibit 2.2).
2.4	(2)	Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.
4.1	(1)	Patent Transfer Agreement, dated May 4, 2010, between Forward Pharma A/S and Aditech Pharma AG.
4.2	(6)	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.
4.3	(1)	Form of Director and Officer Indemnification Agreement.
4.4	(1)	Indemnification Agreement with Joel Sendek.
4.5	(4)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan.
4.6	(5)	Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.
4.7	(6)
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

(7)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on September 26, 2017.

(8)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on November 22, 2017.

(9)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on September 18, 2018.

SIGNATURE

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S
By:	/s/ CLAUS BO SVENDSEN
	Name:	Claus Bo Svendsen
	Title:	Chief Executive Officer

Date: April 4, 2019

Forward Pharma A/S

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Forward Pharma A/S

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of Forward Pharma A/S (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, other comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Copenhagen, Denmark

April 4, 2019

Consolidated Statement of Financial Position

as of December 31, 2018 and 2017

		December 31,
	Notes	2018	2017
		USD '000	USD '000
Assets
Equipment	4.1	—	12
Other non-current asset	6.2	2	5

Total non-current assets		2	17

Prepayments	4.2	340	502
Other receivables	4.3	266	518
Income tax receivable	3.4	182	417
Cash and cash equivalents	5.2	82,542	109,554

Total current assets		83,330	110,991

Total assets		83,332	111,008

		December 31,
	Notes	2018	2017
		USD '000	USD '000
Equity and Liabilities
Share capital	5.1	152	151
Other components of equity:
Foreign currency translation reserve		87,748	91,902
Accumulated deficit		(5,686)	(2,373)

Equity attributable to shareholders of the Parent		82,214	89,680

Total equity		82,214	89,680

Non-current liabilities:
Deferred tax	3.4	—	43

Total non-current liabilities		—	43

Trade payables	5.4	428	1,203
Income tax payable	3.4	68	7,039
Accrued liabilities	4.4	622	13,043

Total current liabilities		1,118	21,285

Total equity and liabilities		83,332	111,008

See accompanying notes to these consolidated financial statements

Consolidated Statement of Profit or Loss

for the years ended December 31, 2018, 2017 and 2016

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2018	2017	2016
		USD	USD	USD
Revenue from settlement and license agreement	1.2	—	1,250,000	—
Cost of the Aditech Pharma AG agreement	1.2, 6.2	—	(25,000)	—
Research and development costs	3.2, 3.3, 4.1	(2,748)	(20,496)	(41,052)
General and administrative costs	3.2, 3.3, 4.1, 6.1	(9,535)	(17,107)	(14,382)

Operating (loss) income		(12,283)	1,187,397	(55,434)
Exchange rate gain (loss), net		2,713	(241)	598
Interest income from available-for-sale financial assets		—	227	389
Other finance income (expense)	5.3	644	(2,895)	(92)

(Loss) income before tax		(8,926)	1,184,488	(54,539)
Income tax benefit (expense)	3.4	204	(267,395)	21,203

Net (loss) income for the year		(8,722)	917,093	(33,336)

Net (loss) income for the year attributable to:
Equity holders of the Parent		(8,722)	917,093	(33,336)

Per share amounts:
Net (loss) income per share basic	3.5	(0.09)	2.41	(0.06)

Net (loss) income per share diluted	3.5	(0.09)	2.30	(0.06)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Other Comprehensive (Loss) Income

for the years ended December 31, 2018, 2017 and 2016

		Year ended December 31,
	Notes	2018	2017	2016
		USD '000	USD '000	USD '000
Net (loss) income for the year		(8,722)	917,093	(33,336)

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	2.1	—	(218)	116
Exchange differences on translation of foreign operations	2.1	(4,154)	129,673	(4,896)

Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(4,154)	129,455	(4,780)

Other comprehensive (loss) income		(4,154)	129,455	(4,780)

Total comprehensive (loss) income		(12,876)	1,046,548	(38,116)

Attributable to:
Equity holders of the parent		(12,876)	1,046,548	(38,116)

See accompanying notes to these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

for the years ended December 31, 2016, 2017 and 2018

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
At January 1, 2016		796	339,845	(32,875)	102	(131,175)	176,693

Net loss for the year		—	—	—	—	(33,336)	(33,336)
Other comprehensive (loss) income		—	—	(4,896)	116	—	(4,780)

Total comprehensive (loss) income		—	—	(4,896)	116	(33,336)	(38,116)

Issuance of deferred shares	5.1	2	—	—	—	—	2
Exercise of warrants	5.1	2	110	—	—	—	112
Share-based payment costs	3.3	—	—	—	—	14,288	14,288
Tax benefit resulting from share-based payment costs	3.4	—	—	—	—	2,823	2,823

Transactions with owners		4	110	—	—	17,111	17,225

At December 31, 2016		800	339,955	(37,771)	218	(147,400)	155,802

At January 1, 2017		800	339,955	(37,771)	218	(147,400)	155,802

Net income for the year		—	—	—	—	917,093	917,093
Other comprehensive income (loss)		—	—	129,673	(218)	—	129,455

Total comprehensive income (loss)		—	—	129,673	(218)	917,093	1,046,548

Shareholder distribution	5.1	(650)	(340,003)	—	—	(753,274)	(1,093,927)
Distribution to equity award holders	3.3	—	—	—	—	(32,208)	(32,208)
Exercise of warrants	5.1	1	48	—	—	—	49
Share-based payment costs	3.3	—	—	—	—	7,082	7,082
Tax benefit resulting from share-based payment costs	3.4	—	—	—	—	6,334	6,334

Transactions with owners		(649)	(339,955)	—	—	(772,066)	(1,112,670)

At December 31, 2017		151	—	91,902	—	(2,373)	89,680

At January 1, 2018		151	—	91,902	—	(2,373)	89,680

Net loss for the year		—	—	—	—	(8,722)	(8,722)
Other comprehensive (loss)		—	—	(4,154)	—	—	(4,154)

Total comprehensive (loss)		—	—	(4,154)	—	(8,722)	(12,876)

Exercise of warrants	5.1	1	—	—	—	—	1
Distribution to equity award holders	3.3	—	—	—	—	(761)	(761)
Share-based payment costs	3.3	—	—	—	—	6,170	6,170

Transactions with owners		1	—	—	—	5,409	5,410

At December 31, 2018		152	—	87,748	—	(5,686)	82,214

See accompanying notes to these consolidated financial statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

		Year ended December 31,
	Notes	2018	2017	2016
		USD '000	USD '000	USD '000
Operating activities:
(Loss) income before tax		(8,926)	1,184,488	(54,539)
Adjustments to reconcile (loss) income before tax to net cash flows (used in) provided by operating activities:
Share-based payment costs	3.3	6,170	7,082	14,288
Depreciation expense	4.1	4	227	109
Other including foreign exchange rate gain (loss)		6	4,217	(986)
Cash inflow from interest on available-for-sale financial assets		—	571	1,006
Cash inflow for taxes		472	—	291
Cash (outflow) for taxes		(7,089)	(255,453)	—
Decrease in other receivables and prepayments		384	71	1,526
(Decrease) increase in trade and other payables		(5,808)	(1,256)	4,200

Net cash flows (used in) provided by operating activities		(14,787)	939,947	(34,105)

Investing activities:
Proceeds from the maturity of available-for-sale financial assets		—	85,368	41,201
Reduction in non-current asset		3	—	—
Purchase of equipment	4.1	—	(3)	(31)

Net cash flows provided by investing activities		3	85,365	41,170

Financing activities:
Shares issued for cash	5.1	1	49	114
Shareholder distribution	5.1	—	(1,093,927)	—
Repurchase of equity awards	3.3	(8,121)	(24,813)	—

Net cash flows (used in) provided by financing activities		(8,120)	(1,118,691)	114

Net (decrease) increase in cash and cash equivalents		(22,904)	(93,379)	7,179
Net foreign exchange differences		(4,108)	145,035	(1,550)
Cash and cash equivalents at January 1		109,554	57,898	52,269

Cash and cash equivalents at December 31		82,542	109,554	57,898

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Section 1—Corporate information

1.1   Organization

        Forward Pharma A/S (the "Company" or "Parent") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's directly, and indirectly, owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH ("FP GmbH"), Forward Pharma USA, LLC, Forward Pharma FA ApS and Forward Pharma Operations ApS ("Operations"), respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the "Group". The Company's board of directors authorized the issuance of the financial statements included herein on April 2, 2019.

        As discussed in more detail in Note 1.2, effective as of February 1, 2017, the Company entered into a Settlement and License Agreement (the "License Agreement") with two wholly owned subsidiaries of Biogen Inc. (collectively "Biogen"). Prior to entering into the License Agreement, the Company was actively developing FP187 ®, a proprietary formulation of dimethyl fumarate ("DMF"), for the treatment of multiple sclerosis ("MS") patients. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187 ® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. As discussed in Note 1.2, the Company has permanently discontinued the development of DMF formulations, including FP187 ®.

        Under the terms of the License Agreement, the Parent restructured its operations (the "Restructuring") on June 30, 2017 whereby the Parent transferred to Operations (a newly created wholly owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property (the "IP"), and Operations transferred the IP to FWP IP ApS ("FWP IP") (a newly created wholly owned Danish limited liability company). The final step in the Restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold (the "Sale") to a newly formed Danish limited liability company (FWP HoldCo ApS, referred to as "HoldCo") owned and controlled by a newly formed independent Danish foundation (FWP Fonden, referred to as the "Foundation"). In consideration for the capital stock of FWP IP, HoldCo paid Operations 336,000 Danish Kroner ("DKK") ($54,000 based on the December 31, 2017 exchange rate).

        The Foundation's three-member board includes one independent director and one director appointed by each of the Parent and Biogen. Accordingly, the Parent does not control, nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. During November 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization (the "Initial Capitalization") of the Foundation and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2018 exchange rate) annually (the "Annual Funding") to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. In the future, the Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

        On August 2, 2017, the Company's shareholders approved a 10 for 1 share split (the "Share Split"). Except if disclosed otherwise, all share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

the beginning of the earliest period presented. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK. See Note 3.5 for additional information regarding share and per share information.

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

1.2   Intellectual Property Proceedings and the Settlement and License Agreement

        On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the IP, effective as of February 9, 2017. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion ("Non-refundable Fee") in February 2017.

  Background

        On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board ("PTAB") declared Patent Interference No. 106,023 (the "Interference Proceeding") between the Company's United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514B2 held by a subsidiary of Biogen Inc. The License Agreement did not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company's European patent EP2801355 (the "Opposition Proceeding"). The License Agreement contemplated that the PTAB and the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"), as applicable, and the Opposition Division, the Technical Board of Appeal and the Enlarged Board of Appeal of the European Patent Office (the "EPO"), as applicable, to make final determinations in the proceedings before them. As discussed further below, the final determinations in the proceedings would determine whether future royalties are due the Company in accordance with the License Agreement. An unsuccessful outcome in the Interference Proceeding would result in the Company not being entitled to royalties based on Biogen's future net sales in the United States, as defined in the License Agreement, and an unsuccessful outcome in the Opposition Proceeding would result in the Company not being entitled to royalties on Biogen's future net sales outside the United States, as defined in the License Agreement.

  Interference Proceeding

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favour of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal with the Federal Circuit seeking to have the PTAB's decision overturned and the Interference Proceeding reinstated. On October 24, 2018, the Federal Circuit affirmed the PTAB's decision. On November 21, 2018, the Company filed a petition for rehearing of the Federal Circuit's decision. The rehearing request was denied on January 2, 2019 and the Federal Circuit's decision became final on January 9, 2019. The Federal Circuit's final decision ends the Interference Proceeding in favour of Biogen. As a result of the unsuccessful outcome of the

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

Interference Proceeding, the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States as defined in the License Agreement.

        On March 25, 2019, the Company received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company pursuant to the License Agreement. The Company and Biogen have consummated the assignment of the United States intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP ApS, and Biogen has assumed ownership and responsibility for the assigned United States intellectual property. In addition, the Company will not be able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®.

        As a result of entering into the License Agreement, combined with the recently announced unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the United States associated with the Company, the Company has permanently discontinued the development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States, including product sales of a DMF formulation, are not expected.

  Opposition Proceeding

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

        On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. If the Company prevails in such appeal, it is expected that the Technical Board of Appeal will remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. The duration of the appeal process is estimated to be approximately three years; however, delays can occur that would extend the estimated duration of the appeal process.

Aditech Pharma AG

        The receipt of the Non-refundable Fee in February 2017 triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the addendum to the patent transfer agreement between the Company and Aditech Pharma AG. See Note 6.2.

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

1.3   Public listing of American Depositary Shares representing Ordinary Shares

        During the fourth quarter of 2014, the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADS") representing ordinary shares of the Company with a nominal value of 0.10 DKK each in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. The IPO proceeds totaled $235.2 million before deducting the underwriters' commission (7% of gross proceeds) and other direct and incremental costs associated with the IPO. Subsequent to the Share Split and the Capital Reduction, each ADS represents two ordinary shares with a nominal value of 0.01 DKK each. Holders of ADSs are not entitled to vote while holders of ordinary shares are entitled to one vote per share.

1.4   Going Concern

        The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if the Company fails to prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely, the Company's ability to continue as a going concern long-term would be uncertain and management would consider, amongst other things, an orderly wind-down of operations.

Section 2—Basis of Preparation

2.1   Accounting policies

  Basis of preparation

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets that were measured at fair value as discussed further below. The consolidated financial statements are presented in United States Dollars ("USD"), and all values are rounded to the nearest thousand (USD '000), except when otherwise indicated.

  Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Group as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

        FP GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS have been consolidated for all periods presented herein. Operations has been consolidated since its inception on June 30, 2017. FWP IP was consolidated from its inception on June 30, 2017 through November 22, 2017 when the capital stock of FWP IP was sold to HoldCo.

        The Parent's consolidation of each subsidiary will continue until the date the Company no longer controls the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in consolidation.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Translation from functional currencies to presentation currency

        The Parent's consolidated financial statements are presented in USD which is not the functional currency of the Parent. The Group has elected USD as the presentation currency due to the fact that the Parent has listed ADSs on the Nasdaq Global Select Exchange in the United States, under the ticker symbol "FWP". The Parent, Operations, FWP IP and Forward Pharma FA ApS's functional currency is the DKK, FP GmbH's functional currency is the Euro ("EUR") and Forward Pharma USA, LLC's functional currency is the USD.

        Except for the specific income and expense transactions noted below, the translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at an average exchange rate for the period. Exchange differences arising from such translation are recognized directly in other comprehensive (loss) income and presented in a separate reserve in equity.

        As a result of the magnitude of the Non-refundable Fee, the amounts due per the Amendment (as defined in Note 3.3), and the amount due Aditech Pharma AG (see Note 6.2) combined with the weakening of the USD compared to the DKK during the year ended December 31, 2017, the Parent used the spot rate to translate such transactions to the presentation currency (USD.) The spot rate was used to avoid the distortion of operating results that would have been caused had the average exchange rate been used. In addition, for the same reason, the average exchange rate for the three-month period ended March 31, 2017 was used to translate the income tax provision to the presentation currency.

  Foreign currencies transactions and balances

        The Company and each of its subsidiaries determine their respective functional currency based on facts and circumstances and the technical requirements of IFRS. Items included in the financial statements of each entity are measured using the functional currency. Transactions in foreign currencies are initially recorded by the Group entities in their respective functional currency using the spot rate at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at each reporting date. Differences arising on settlement or translation of monetary items denominated in foreign currency are recognized in the statement of profit or loss. For each of the years ended December 31, 2018, 2017 and 2016, the amounts reflected as "Exchange rate gain (loss), net," within the consolidated statement of profit and loss include gross exchange (losses) gains totaling ($227,000), $9.0 million and ($1.9) million respectively.

  Revenue recognition

        The Group recognized the Non-refundable Fee in accordance with IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). IFRS 15 addresses the accounting and disclosure requirements for revenue contracts with customers. The mandatory effective date for adopting IFRS 15 was January 1, 2018; however, the Group elected to adopt IFRS 15 early on January 1, 2017. In accordance with IFRS 15, the Group recognizes revenue to reflect the transfer of goods or services to customers in an amount that reflects the consideration that the Group expects to receive in exchange for such goods or services.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

        Prior to entering to the License Agreement, the Group did not have revenue from contracts with customers that were within the scope of IFRS 15 and therefore the adoption of IFRS 15 had no effect on previously reported financial statements nor was an adjustment made to the Group's accumulated deficit at January 1, 2017.

        The only contract that the Group is party to that is within the scope of IFRS 15 is the License Agreement. In concluding when the Non-refundable Fee should be recognized as revenue, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed IP both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed IP whether under a co-exclusive license or an exclusive license. At the time the License Agreement became effective, the Company was required (i) to fund the cost to file, prosecute and maintain the licensed IP as defined in the License Agreement, (ii) to participate in an intellectual property advisory committee and (iii) to provide the Annual Funding (collectively "Defense Costs" or "Defend the IP"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company's obligation to Defend the IP does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen received full unrestricted use of the licensed IP at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed IP, the License Agreement is deemed to provide Biogen with a right to use the licensed IP upon the consummation of the License Agreement. Based on the facts and circumstance discussed herein, the Non-refundable Fee was recognized as revenue when the performance obligations were satisfied.

        Effective upon Biogen obtaining ownership of the United States IP, as discussed in Note 1.2, the Company is no longer required to fund Defense Costs associated with the United States IP.

        The License Agreement provides for Biogen to remit to the Company royalties (as defined in Note 1.2) only if the Company is successful in the in the Interference Proceedings and/or Opposition Proceeding, including all appeals, and provided that other conditions of the License Agreement are satisfied. Should the Company be entitled to receive royalties from Biogen in the future, such amounts will be recognized as revenue in the period the underlying sales occur. As described above, the Federal Circuit's final decision has ended the Interference Proceeding in favour of Biogen and as a result the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen's net sales outside the United States.

  Share-based payments

        Employees, board members and consultants (who provide services similar to employees) of the Group receive remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or options). The fair value of these equity-settled awards is determined at the date of grant resulting in a fixed fair value at grant date that

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. Fair value of warrants and options is determined using the Black Scholes model while fair value of deferred shares is determined as the fair value of the underlying shares less the present value of expected dividends.

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

        As discussed in more detail in Note 3.3, in order to mitigate the dilution to holders of warrants, deferred shares or options caused by the Capital Reduction, the Parent's shareholders and board of directors approved adjustments to the terms and conditions governing certain warrants, deferred shares or options. The adjustments resulted in a combination of cash payments to the holders of the equity awards, reductions in the exercise prices of equity awards and a decrease in the total number of ordinary shares that may be subscribed for or purchased pursuant to outstanding equity awards.

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Group's research and development activities.

        If expenses incurred are associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) ("Court Expenses") they are classified within general and administrative expenses. Court Expenses incurred for the years ended December 31, 2018, 2017 and 2016 totaled $453,000, $1.2 million and $315,000 respectively.

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

  Government grants

        Income from government grants is recognized when there is reasonable assurance that the grant will be received, all contractual conditions have been complied with and where contingent repayment obligations remain, avoidance of such obligations are within the control of the Group and not probable to occur. When the grant is intended to subsidize costs incurred by the Group, it is recognized as a deduction in reporting the related expense on a systematic basis over the periods to which the costs relate. When the grant subsidizes a capital asset, it is recognized as income in equal amounts over the expected useful life of the related asset. For more information regarding government grants, see Note 6.2.

  Current and deferred income taxes

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

        Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or "uncertainty" and establishes provisions

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

where appropriate. To date, there have been no provisions established for uncertain tax positions. The IASB issued IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") in May 2017. IFRIC 23 is effective on January 1, 2019 and clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The future application of IFRIC 23 is not expected to have an effect on the Company's consolidated financial statements.

  Deferred tax

        Deferred tax is provided based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, unused tax credits and unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

        The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. See Note 3.4.

        Deferred tax relating to items recognized outside the profit or loss are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

        During the period from January 19, 2013 to December 31, 2015, the Company was part of a Danish joint taxation group with Tech Growth Invest ApS (see Note 3.4) and entities under Tech Growth Invest ApS's control (collectively "Tech Growth"). Under the joint taxation, the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth's partial utilization of the Company's tax losses at the applicable corporate tax rate to the extent that the tax losses reduced the taxable income of Tech Growth. An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 was the final year in which the Company received a refund equal to the tax benefit realized by Tech Growth from Tech Growth's partial utilization of the Company's tax losses.

        On January 1, 2016, the Parent became part of a new Danish joint taxation group ("2016 Tax Group") with NB FP Investment General Partner ApS and Forward Pharma FA ApS. For the year ended December 31, 2017, Operations became member of the 2016 Tax Group on June 30, 2017 (inception) and FWP IP became a member of the 2016 Tax Group on June 30, 2017 (inception) through the date of the Sale (November 22, 2017.) For the year ended December 31, 2018, the Parent, Operations and Forward Pharma FA ApS were part of the 2016 Tax Group.

  Equipment

        Historically equipment included computers, office equipment, furniture and manufacturing equipment. Equipment is reflected in the accompanying financial statements at cost net of accumulated

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

depreciation. Manufacturing equipment owned by the Group was placed in service for the use of Group vendors that provided contract manufacturing services to the Group.

        Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of two to eight years. The residual values of equipment are not material. Except as discussed in Note 4.1, there have been no impairment losses recognized by the Group since the inception of the Company.

        The useful life of and method of depreciation of equipment are reviewed by management at least each annually or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates. For all periods presented herein, the effect of changes in accounting estimates for equipment were immaterial.

  Financial Instruments and the adoption of IFRS 9 Financial Instruments

        Effective January 1, 2018, the Group adopted IFRS 9 Financial Instruments ("IFRS 9") retrospectively; however, IFRS 9 does not require restatement of prior periods but allows for the cumulative effect of adopting IFRS 9 to be reflected as an adjustment to the Group's accumulated deficit at January 1, 2018. At the adoption date, and subsequent thereto, the Group did not hold financial instruments where the accounting for such financial instruments changed as the result of adopting IFRS 9. Accordingly, the adoption of IFRS 9 had no effect on the accompanying consolidated financial statements nor was an adjustment made to the Group's accumulated deficit at January 1, 2018.

        For all periods presented herein, the Group did not hold derivative financial instruments nor has there been a change in classification of a financial asset after initial recognition and measurements. Financial instruments are not acquired for trading or speculative purposes.

  The basis of presentation of financial assets prior to the adoption of IFRS 9 on January 1, 2018

  Initial recognition and measurement

        The Group's financial assets were recognized initially at fair value plus transaction costs that were attributable to the acquisition of the financial asset, if any. Transaction costs were applicable only to the Company's available-for-sale financial assets.

  Subsequent measurement

        The Group held financial assets within the following measurement categories:

  •
  Loans and receivables comprising cash, cash equivalents and other receivables.

  •
  Available-for-sale financial assets comprising government issued debt instruments.

        Loans and receivables were measured at amortised cost using the effective interest rate method. Available-for-sale financial assets were carried at fair value with changes in fair value from period to period recognized in other comprehensive income. Interest income was reported using the effective interest rate method with foreign exchange gains or losses recognized in the consolidated statement of profit and loss within foreign exchange rate gain (loss). Subsequent to October 15, 2017, the Group did not hold available-for-sale financial assets.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Financial asset impairment

        The Group assessed at the end of each reporting period whether there had been objective evidence that a financial asset or group of financial assets was impaired. Impairment losses would have been incurred if there was objective evidence of impairment and the evidence indicated that estimated future cash flows would be negatively impacted. For each of the years ended December 31, 2017 and 2016, the Group did not experience an impairment of a financial asset.

  The basis of presentation of financial assets subsequent to the adoption of IFRS 9 on January 1, 2018

  Initial recognition and measurement

        The Group's financial assets will be recognized initially at fair value. For financial assets acquired that will not be measured at fair value through profit and loss, the initial measure of fair value will include transaction costs.

  Subsequent measurement

        Financial assets will be classified as either financial assets measured at amortized cost, measured at fair value through profit or loss or measured at fair value through other comprehensive income. The classification will depend on the facts and circumstances at the measurement date and the technical requirements of IFRS 9.

        As of and for the year ended December 31, 2018, the only financial assets held by the Group were cash, cash equivalents and receivables. Cash and cash equivalents represent funds available on demand that are measured at cost. Historically, the Group's receivables are due within a short period of time and Group holds its receivables to collect contractual cash flows, accordingly, the fair value of receivables are based on the undiscounted amount due.

  Financial asset impairment

        IFRS 9 requires the use of the expected credit loss model (the "Model") to determine the amount of credit losses. Under the Model, the Group calculates the allowance for losses on a discounted basis based on different default scenarios probability weighted. For the year ended December 31, 2018, credit losses incurred by the Group were insignificant.

  Financial Liabilities

        The Group's financial liabilities for all periods presented herein include only trade payables. Trade payables relate to the Group's purchase of products and services from various vendors in the normal course of business with payment terms generally not exceeding 30 days. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method in the event a vendor has provided extended payment terms to the Group. Historically none of the Group's vendors have provided extended payment terms and therefore the effective interest method has not been used. The adoption of IFRS 9 had no effect on the Group's accounting for financial liabilities.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Consolidated statement of cash flow

        The consolidated statement of cash flows is presented using the indirect method. The consolidated statement of cash flows shows cash flows resulting from operating activities, investing activities and financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

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

        Cash flows from financing activities are comprised of proceeds from the repurchase of equity awards, share issuances and the Capital Reduction see Notes 3.3 and 5.1.

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

  Judgments made in applying accounting policies

        In the process of applying the Group's accounting policies, management has made the following judgment that has the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue recognition of the Non-refundable Fee	Note 2.1
Income taxes	Note 3.4
Deferred tax assets	Note 3.4

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

Valuation of share-based payment	Note 3.3

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

2.3   New and Amendments to Accounting Standards

  Standards effective in 2018:

        Excluding IFRS 9 and 15, which are discussed above, the IASB issued new standards and amendments to standards and interpretations that were effective in 2018 (collectively "2018 New Standards"). None of the 2018 New Standards had an impact on the Group's financial statements.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2019 (collectively "New Standards"). None of the New Standards are currently expected to have a material effect on the Group's financial statements; including, as discussed below, the future adoption of IFRS 16 Leases ("IFRS 16").

        IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 has an effective date of January 1, 2019. The Group does not have long-term leases that are material and therefore the future adoption of IFRS 16 will not have a material effect on the Group's consolidated financial statements.

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

3.2   Staff costs

	Year ended December 31
	2018	2017	2016
	USD '000	USD '000	USD '000
Wages and salaries	1,123	2,166	2,175
Social taxes and benefits	27	197	407
Share-based payments (Note 3.3)	6,170	7,082	14,288

Total	7,320	9,445	16,870

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	1,721	5,712	9,230
General and administrative costs	5,599	3,733	7,640

Total	7,320	9,445	16,870

Compensation to senior management personnel of the Group(a)
Short-term employee benefits(b)	342	622	670
Severance benefits	—	117	—
Share-based payments(c)	3,088	223	3,290

Total compensation paid to senior management personnel	3,430	962	3,960

(a)
Senior management consisted of the Company's Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. The Company's Chief Operating Officer, and Chief Financial Officer were terminated during 2017 and not replaced.

(b)
The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to senior management personnel. As discussed in more detail in Note 3.3, during each of the years ended December 31, 2018 and 2017, certain amounts were paid to warrant and option holders, including senior management, that were deemed to be a partial repurchase of equity awards and accounted for as a reduction of shareholders' equity. The table above excludes $265,000 and $7.2 million, respectively, that was paid to senior management and accounted for as a repurchase of equity awards.

(c)
The amount disclosed for the year ended December 31, 2017 includes the effect of the reversal of previously recognized share-based compensation of $5.3 million in connection with the termination of certain members of senior management.

        See Note 6.1 for compensation paid to the members of the board of directors.

3.3   Share-based payment

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

        The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively "equity awards") to employees, consultants (who provide services similar to employees), non-employee consultants and

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

members of the board of directors. Equity awards have been granted under either the Company's 2014 Omnibus Equity Incentive Compensation Plan (the "Equity Plan") or outside the Equity Plan. Outstanding warrants and options have exercise prices stated in DKK or USD. Equity awards that have exercise prices in DKK have been translated to USD.

        Prior to the Share Split, each ADS represented one ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten ordinary shares and two ordinary shares respectively. The per share amounts disclosed herein are based on one ordinary share.

        The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards to employees, consultants and directors of the Group. Subsequent to the Share Split and the Capital Reduction, the Equity Plan currently provides for the granting of an aggregate of 9.9 million ordinary shares. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains antidilution provisions in the event of a stock split or certain other corporate transactions. As of December 31, 2018, 3.1 million shares were available for future grant under the Equity Plan. In addition, at December 31, 2018, under Danish Corporate Law, the board of directors has available for the future grant 2.1 million warrants and 17 million deferred shares (inclusive of the shares available for future grant under the Equity Plan.)

        During September 2018, 7,200 options (the "2018 Option") were granted to one employee at an exercise price per share price of $1.40. The 2018 Option vests in increments as defined through September 1, 2021; however, the 2018 Option contains a provision whereby the holder cannot exercise prior to a defined date. Vesting and the exercise period are accelerated in the event there is a change in control, as defined in the award agreement. The terms of the 2018 Option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. The 2018 Option expires on August 31, 2024. At the date of grant, the aggregate fair value of the 2018 Option was not material.

        During the second half of 2018, the Company's board of directors allowed two former employees to continue to hold 105,000 vested options (collectively the "2018 Vested Options") that would have otherwise been forfeited shortly after each former employee's termination date if not exercised. The exercise prices of the 2018 Vested Options ranging from 0.01 DKK to $3.77 and the expiration dates, as stated in the underlying awards agreements, do not exceed June 19, 2023. For financial reporting purposes, allowing the former employees to hold the 2018 Vested Options to their stated expiration dates was accounted for as a modification. The financial statement impact of allowing the former employees to hold the 2018 Vested Options to their stated expiration date was not material.

        During the year ended December 31, 2018, a total of 706,000 warrants were exercised yielding proceeds to the Company of $1,000. The quoted fair values of an ordinary share of the Company on the dates of exercise were $1.36 with respect to 334,000 warrants and $1.49 for the remaining warrants.

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        During June 2017, the Company granted 825,000 options (8.3 million after the Share Split) (the "June 2017 Options"), including 300,000 (3 million after the Share Split) that were granted to the Company's Chief Executive Officer and 75,000 (750,000 after the Share Split) that were granted to members of the Company's Board of Directors, that have an exercise price of $20.35 ($2.04 after the Share Split.) Vesting is monthly over 36 months commencing on June 1, 2017; however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and/or exercise periods are accelerated under certain defined situations, including a change in control. The terms of the June 2017 Options include antidilution protection to the holders in the event there is a distribution to the shareholders as defined in the underlying award agreements. As a result of the Capital Reduction and the antidilution protection, the exercise price of the June 2017 Options has been decreased to the nominal value of an ordinary share, the number of shares that may be subscribed for pursuant to the June 2017 Options has been reduced by 80% (6.6 million options after the Share Split) (referred to as the "June 2017 Award Adjustment") and the holders could be due a total cash payment of 1.9 million EUR ($2.2 million based on the December 31, 2017 exchange rate) if all of the June 2017 Options vest. For the year ended December 31, 2018, 650,000 EUR ($761,000) was paid to the holders of the June 2017 Options in connection with June 2017 Options that vested during the year and the corresponding amount for the year ended December 31, 2017, was 361,000 EUR ($430,000 based on the December 31, 2017 exchange rate.) As of December 31, 2018, the remaining cash payment due the holders of the June 2017 Options, if vesting occurs in full, is 844,000 EUR ($967,000 based on the December 31, 2018 exchange rate.) Such amount is payable semi-annually on a pro rata basis over the remaining vesting period that ends on May 31, 2020. Since the June 2017 Option award agreements contain antidilution terms, payments made to the holders as the result of such terms were treated as a reduction to shareholder equity. The June 2017 Options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in June 2017 Options totaled $8.9 million.

        During June 2017, the Company granted 90,000 deferred shares (900,000 after the Share Split) (the "June 2017 Deferred Shares"), including 45,000 (450,000 after the Share Split) granted to the Company's Chief Executive Officer. Subject to meeting defined employment provisions, 50,000 of the June 2017 Deferred Shares (500,000 after the Share Split), including 25,000 (250,000 after the Share Split) held by the Company's Chief Executive Officer, vest in the event there would have been a successful outcome of the Interference Proceeding, as defined in the award agreements, and, subject to meeting defined employment provisions, the balance vest in the event there is a successful outcome of the Opposition Proceeding as defined in the award agreements. The deferred shares that vest in the event there is a successful outcome to the Interference Proceeding expire five years from the date of grant, or earlier, in the event of an unsuccessful outcome in the Interference Proceeding, while the remaining deferred shares expire five years from date of grant, or earlier, in the event of an unsuccessful outcome of the Opposition Proceeding. At the date of grant, the aggregate fair value of the deferred shares totaled $1.8 million. The fair value of the June 2017 Deferred Shares will be recognized as an expense within the statement of profit and loss only if such deferred shares vest. In addition, the award agreements underlying the June 2017 Deferred Shares contain provisions similar to the antidilution provisions included in the June 2017 Options. Accordingly, the number of shares that may be subscribed for pursuant to the June 2017 Deferred Shares awards agreements has been reduced by 80% (720,000 deferred shares after the Share Split) (referred to as the "Deferred Share Adjustment") and the antidilution provisions would have obligated the Company to remit an aggregate of 1.7 million EUR ($2.0 million based on the December 31, 2018 exchange rate) to the holders, payable upon vesting, if all the June 2017 Deferred Shares had vested. Subsequent to the Deferred Share Adjustment, there were 180,000 deferred shares outstanding of which 100,000 would have vested

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

upon a successful outcome of the Interference Proceeding and the balance vest in the event there is a successful outcome of the Opposition Proceeding as defined in the award agreements. As a result of the unsuccessful outcome of the Interference Proceeding, as discussed in Note 1.2, 100,000 deferred shares expired on January 9, 2019 when the Federal Circuit's decision became final. The potential antidilution payment due the holders of the June 2017 Deferred Shares should the Company be successful in the Opposition Proceeding, as defined, totals 777,000 EUR ($890,000 based on the December 31, 2018 exchange rate.)

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

        In November 2017, the shareholders of the Company approved an amendment to the Company's articles of association. The amendment modified the terms of certain outstanding options and warrants granted by the Company before June 2017 to mitigate the dilution to such awards caused by the Capital Reduction. In November 2017, a similar amendment was approved by the board of directors of the Company in respect of certain deferred share awards granted by the Company before June 2017 (the amended options, warrants and deferred shares are collectively referred to as the "Awards" and the amendments of the Awards are collectively referred to as the "Amendment"). For financial reporting purposes, the Amendment was accounted for as a modification whereby any increase in the fair value of an Award resulting from the Amendment is deemed to be additional compensation to the Award holder and accounted for as discussed below. The Amendment was designed to apply a set of principles (the "Principles") consistently across all Awards; however, since the Awards affected by the Amendment had a wide range of different terms, the Amendment's effect on individual Awards varied resulting in certain Awards increasing in fair value while others decreased in fair value. The Principles employed were modelled off the Capital Reduction including, but not limited to, the per share cash distributed to shareholders and the 80% annulment of shares (see Note 5.1.) The overall effect of the Amendment provided for cash payments to Award holders of 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate) and a reduction in the number of outstanding Awards of 28.8 million. In situations where the Amendment favourably affected the fair value of an Award, such effect was deemed to be additional compensation to the Award holder that will be expensed over the remaining vesting period for unvested Awards and expensed immediately in connection with vested Awards. In situations where the fair value of an Award was negatively affected by the Amendment, no expense will be recognized. Cash payments made to Award holders were deemed to be a partial repurchase of the Award and accounted for as a reduction to shareholder equity except in situations where the cash payment to an Award holder increased the fair value of an Award. In situations where the cash payment to an Award holder increased the fair value of an Award, such increase was deemed to be additional compensation and expensed, as discussed above, based on the Award's vesting status. As a result of the Amendment, the Group recognized compensation of $11.7 million and a reduction to

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

shareholder equity of $32.2 million. Subsequent to the Amendment, the exercise prices of options and warrants range from 0.01 DKK (or $0.0015 based on the December 31, 2018 exchange rate) to $14.13 per share and the holders of deferred shares need to remit 0.01 DKK (or $0.0015 based on the December 31, 2018 exchange rate) per share upon the issuance.

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

        In June 2016, 89,000 warrants (891,000 after the Share Split) ("June 2016 Warrants") were granted to a consultant. The June 2016 Warrants replaced an equal number of expiring warrants. The exercise price of the June 2016 Warrants is the same as the expiring warrants, or $0.56 ($0.06 after the Share Split.) The June 2016 Warrants were fully vested upon grant and had an expiration date of July 1, 2018. For financial reporting purposes, the June 2016 Warrants were accounted for as a modification of the expiring warrants to extend the expiration date. The financial statement impact of the modification of the June 2016 Warrants was not material.

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

        During the year ended December 31, 2015 a total of 500,000 stock options (5 million after the Share Split) were granted to non-employee consultants of the Group ("Consultant Options"). 250,000 Consultant Options (2.5 million after the Share Split) have an exercise price of $28.26 ($2.83 after the Share Split) and the balance have an exercise price of $141.30 ($14.13 after the Share Split.) The Consultant Options expire on May 15, 2020 and vesting is over five years; however, the Consultant Options can only be exercised during the period from April 2, 2020 to May 15, 2020. Vesting and exercise are accelerated in the event there is a change in control as defined in the option award agreements. The Company's board of directors holds a unilateral right to terminate the Consultant Options for any reason at any time prior to vesting. The fair value of the Consultant Options is measured using the Black Scholes model with inputs not materially different from those discussed below. The fair value of the Consultant Options is determined as services are rendered. As of December 31, 2018 (after the Share Split), 3 million of the Consultant Options have vested including

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

1.5 million with an exercise price of $2.83 (after the Share Split.) The fair value of the Consultant Options was computed using the Black Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that will be significantly affected by actions taken by parties who are not under the control of the Group. Accordingly, the value and timing of the services to be received over the service period cannot be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The weighted average fair value per Consultant Options applied for recognition of an expense during each of the years ended December 31, 2018, 2017 and 2016 was $0.16, $0.63 and $0.60 (after the Share Split) respectively. The total expense recognized during each of the years ended December 31, 2018, 2017 and 2016 was $96,000, $615,000 and $892,000 respectively.

        In order to provide the Company's former Chief Executive Officer with the ability to forgo exercising 89,000 warrants (891,000 million after the Share Split) warrants that were set to expire on January 1, 2016 ("Expiring Awards"), the board of directors, during the year ended December 31, 2015, granting of 89,000 warrants (891,000 million after the Share Split) ("Replacement Awards") to replace the Expiring Awards. The Replacement Awards have substantially similar terms as the Expiring Awards, except the expiration date was extended to March 31, 2021. The financial statement impact of the Extended Awards was not material.

        The table below summarizes the activity for each of the years ended December 31, 2018, 2017 and 2016 for equity awards in the form of options and warrants and the weighted average exercise price ("WAEP"):

	Share Options and Warrants Adjusted for the Share Split
	Key Management Personnel(*)	Employees and Consultants	Non-Employee Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000	No. '000
Outstanding at January 1, 2016	14,731	22,818	4,996	42,545	$2.04
Granted	1,783	5,743	—	7,526	$1.50
Expiring Awards	(891)	—	—	(891)	$0.08
Exercised	—	(1,300)	—	(1,300)	$0.09
Expired and forfeited	—	(985)	—	(985)	$0.35

Outstanding at December 31, 2016	15,623	26,276	4,996	46,895	$2.08
Granted	4,350	4,500	—	8,850	$2.08
Exercised	—	(401)	—	(401)	$0.12
Forfeited	(2,976)	(2,773)	—	(5,749)	$1.86
Effect of the Amendment and the June 2017 Award Adjustment	(12,801)	(22,603)	—	(35,404)	$1.33

Outstanding at December 31, 2017	4,196	4,999	4,996	14,191	$3.45
Granted	—	7	—	7	$1.40
Exercised	(123)	(583)	—	(706)	Nil
Expired	(333)	(179)	—	(512)	Nil

Outstanding at December 31, 2018	3,740	4,244	4,996	12,980	$3.77

Exercisable at December 31, 2018	3,066	3,719	2,998	9,783

(*)
Includes current and former senior management and current and former members of the board of directors.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2018, 2017 and 2016 was 2.4 years, 3.2 years and 4.3 years respectively.

        The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2018, 2017 and 2016.

	Adjusted for the Share Split
Range of exercise prices (per share)	2018	2017	2016
	No. '000	No. '000	No. '000
$0.0015 to $0.12	6,407	7,625	17,878
$0.75 to $0.95	—	—	2,139
$1.24 to $1.80	186	179	4,635
$2.09 to $2.83	2,618	2,618	13,037
$3.05 to $3.77	674	674	6,708
$4.51 to $6.92	597	597	—
$14.13	2,498	2,498	2,498

Total	12,980	14,191	46,895

        The tables below summarize the inputs to the model used to value equity awards, including modifications of equity awards, as well as the average fair value per option or warrant awarded or modified for each of the years ended December 31, 2018, 2017 and 2016:

Year ended December 31, 2018
Dividend yield (%)	Zero
Expected volatility (%)	73 - 86
Risk-free interest rate (%)	2.8 to 2.9
Expected life of the equity award (years)	2.3 to 3.3
Share price	0.53 USD to 1.30 USD
Exercise price	1.40 USD to 3.77 USD
Model used	Black Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	0.21 USD

Year ended December 31, 2017
Dividend yield (%)	Zero
Expected volatility (%)	64 - 79
Risk-free interest rate (%)	(0.7) to 2.1
Expected life of the equity award (years)	0.5 to 7
Share price	2.04 USD to 2.74 USD
Exercise price	0.0016 USD to 6.92 USD
Model used	Black Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	10.90 USD

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Year ended December 31, 2016
Dividend yield (%)	Zero
Expected volatility (%)	73 - 79
Risk-free interest rate (%)	(1.2) to 1.8
Expected life of the equity award (years)	4.0 to 5.0
Share price	1.64 USD to 2.20 USD
Exercise price	0.06 USD to 2.20 USD
Model used	Black Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	1.18 USD

        The table below summarizes the deferred share activity for each of the years ended December 31, 2017 and 2016 (there were no deferred shares granted, issued or forfeited during the year ended December 31, 2018):

	Deferred Shares Adjusted for the Share Split
	Key Management Personnel(*)	Employees and Consultants	Total Awards
	No. '000	No. '000	No. '000
Outstanding at January 1, 2016	4,264	550	4,814
Granted	125	—	125
Transfer(a)	250	(250)	—
Vested and issued(b)	(1,422)	—	(1,422)

Outstanding at December 31, 2016	3,217	300	3,517
Granted	450	450	900
Forfeited(b)	(2,842)	—	(2,842)
Effect of the Amendment and the Deferred Share Adjustment	(419)	(456)	(875)

Outstanding at December 31, 2017 and 2018(c)(d)	406	294	700

Vested and unissued at December 31, 2018	206	156	362

(*)
Includes current and former senior management and current and former members of the board of directors.

(a)
A consultant who was granted deferred shares in 2015 was a member of the Company's board of directors from May 6, 2016 to May 3, 2017. See Note 6.1.

(b)
During 2014, 5.7 million deferred shares were granted to the Company's Chief Financial Officer ("CFO"). The deferred shares vested annually over four years. The CFO was terminated during 2017 and 2.8 million unvested deferred shares were forfeited.

(c)
At December 31, 2018, each deferred share has an exercise price of 0.01 DKK or $0.0015 based on the December 31, 2018 exchange rate.

(d)
On January 9, 2019, 100,000 deferred shares expired including 50,000 deferred shares held by the Company's Chief Executive Officer. See above.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        Share-based compensation expense included within operating results for each of the years ended December 31, 2018, 2017 and 2016 is as follows:

	Year Ended December 31,
	2018	2017	2016
	USD '000	USD '000	USD '000
Research and development costs	1,547	4,852	7,984
General and administrative costs	4,623	2,230	6,304

Total	6,170	7,082	14,288

Significant estimation uncertainty regarding share-based payments

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

3.4   Income tax

        The major components of income tax benefit (expense) reported in the consolidated statement of profit and loss for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
	2018	2017	2016
	USD '000	USD '000	USD '000
Current income tax benefit (expense)	161	(244,288)	(79)
Deferred income tax benefit (expense)	43	(23,107)	21,282

Total income tax benefit (expense)	204	(267,395)	21,203

        The tax benefit recognized during the year ended December 31, 2018 of $204,000 is primarily due to a change in estimate relating to the prior year of $161,000 and the balance relates to changes in deferred tax balances during the period.

        The current income tax expense for the year ended December 31, 2016 primarily relates to a change in estimate of the benefit obtained by Tech Growth's utilization of the Company's tax loss. The

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

deferred income tax benefit recognized in 2016 was the result of management concluding at December 31, 2016 that it was probable the Group would have taxable profits in 2017, thereby enabling the Group to recognize certain deferred tax assets that historically did not meet the criteria for recognition. In reaching the conclusion to recognize deferred tax assets at December 31, 2016, numerous judgments were made including the close proximity of the date the License Agreement was executed to December 31, 2016 and the magnitude of the Non-refundable Fee compared to the projected total expenses for 2017. The deferred tax benefit recognized during the year ended December 31, 2016 was primarily related to net operating loss carryforwards ("NOLs").

        Taxable profits are not assured beyond the year ended December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

        The income tax benefit (expense) recorded for the years ended December 31, 2018, 2017 and 2016 is reconciled as follows:

	2018	2017	2016
	USD '000	USD '000	USD '000
(Loss) income before tax	(8,926)	1,184,488	(54,539)

Tax benefit (expense) at the Company's statutory income tax rate(1)	1,964	(260,587)	11,999
Adjustments:
Non-deductible expenses for tax purposes	(2)	(1,780)	(3,100)
Effect of higher tax rate in Germany(2)	(7)	(4,980)	844
(Unrecognized) recognized deferred tax assets	(1,912)	(48)	11,460
Adjustment related to prior year	161	—	—

Income tax benefit (expense) reported in the statement of profit and loss	204	(267,395)	21,203

Effective tax rate	2.3%	22.6%	38.9%

(1)
The statutory Danish tax rate for each of the years presented is 22%.

(2)
The statutory German tax rate for each of the years presented is 31.9%.

        For Danish and United States tax purposes, the Company's United States subsidiary does not conduct a trade or business and is therefore deemed to be a disregarded entity ("Disregarded Entity"). Accordingly, the United States subsidiary is not subject to income taxes in the United States. Recently enacted tax legislation in the United States had no impact on the Group.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Deferred tax

        The unrecognized deferred tax assets at December 31, 2018 and 2017 are as follows:

	2018	2017
	USD '000	USD '000
Tax effect of tax loss carry forwards	5,344	4,726
Share-based payment	503	2,304
Other	(39)	—

Unrecognized deferred tax assets, net	5,808	7,030

        The Group has the following unrecognized deductible temporary differences as of December 31, 2018, 2017 and 2016 respectively:

	Denmark			Germany
	2018	2017	2016	2018	2017	2016
	USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
Unused tax losses	4,276	—	—	13,793	14,805	13,273
Other temporary differences primarily share-based payment	2,107	10,474	22,163	—	—	—

        The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company's ability to use tax loss carry forwards in any one year is limited to 100% of the first 8.2 million DKK ($1.3 million based on the December 31, 2018 exchange rate) of taxable income plus 60% of taxable income above 8.2 million DKK. For German tax purposes, the ability for FP GmbH to use tax loss carry forwards in any one year is also limited based on a formula not materially different from the limit used in Denmark. Other deductible temporary differences are not subject to any restrictions.

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

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

        The Group determined that previously unrecognized deferred tax assets should be recognized at December 31, 2016 as it was probable at that time that the Group would have sufficient taxable income in the year ending December 31, 2017 to utilize deferred tax assets recognized at December 31, 2016. Accordingly, this change in estimate had a material favorable effect on the consolidated financial statements as of and for the year ended December 31, 2016.

Tax uncertainties

        The Group exercises judgment when determining the Group's tax position. As discussed in more detail below, significant judgments were made when determining the tax treatment of Forward Pharma USA, LLC, transfer pricing and in determining tax deductibility of certain transactions.

        The Company's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group which would expose the Group to additional taxes being assessed, including interest and penalties, that could be material. There are numerous transactions between the Company, Operations, FWP IP, FP GmbH and Forward Pharma USA, LLC where the tax authorities could challenge whether pricing of such transactions were at arm's length. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        The Company has taken the position that since Forward Pharma USA, LLC is deemed to be a Disregarded Entity, it is not subject to U.S. federal or state income tax. In reaching this conclusion, significant judgment was used in evaluating the nature of the operations in the U.S., the interpretation of the U.S. and Danish tax laws, and the income tax treaty between the U.S. and Denmark. Management believes that the tax filing provisions taken in the U.S. and Denmark regarding Forward Pharma USA, LLC are correct; however, there is always a risk that the U.S. or Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        As a result of the receipt of the Non-refundable Fee and the resulting taxable income in 2017, the Danish and German tax authorities have commenced tax audits of the Group's Danish and German tax

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

returns covering the five-year period ending December 31, 2017. The tax audits are expected to focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the taxing authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management believes that the tax positions taken with regards to intercompany transactions are in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish and/or the German tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. The Danish and German tax authorities are conducting a joint tax audit of the Group's Danish and German tax returns. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements through the mutual agreement procedure ("MAP") by early involvement of Competent Authorities, if necessary. The timing of the tax authorities completing the joint audit is unknown and there is no assurance that the joint audit will achieve expected benefits.

        During the year ended December 31, 2017, the Company made certain cash payments (the "Deduction") to equity award holders in accordance with amendments to the Company's article of association that were approved by the Company's shareholders and board of directors (see Note 3.3). The Company believes the Deduction, that totalled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents, for tax reporting purposes, compensation for services rendered to the Company and is tax deductible for Danish tax purposes for the year ended December 31, 2017. Management believes that the tax positions taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. There were similar cash payments made to equity award holders during the year ended December 31, 2018 that totalled 650,000 EUR ($761,000); however, such amounts are reflected herein as unrecognized deductible temporary differences at December 31, 2018 and disclosed above as unused tax losses in Denmark.

        As of December 31, 2018, the tax years that remain open for audit by the Danish, German, and United States tax authorities include 2013 through 2018.

3.5   Net (loss) income per share

  Basis for preparing per share amounts

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

reduction in the number of shares outstanding) and reflected in the below amounts as if it had occurred at the beginning of the earliest period presented. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented.

  Net (loss) income per share

        The following reflects the net (loss) income attributable to ordinary shareholders and share data used in the basic and diluted net (loss) income per share computations for each of the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
	USD	USD	USD
Net (loss) income attributable to ordinary shareholders of the Parent used for computing basic and diluted net (loss) income per share	(8,722)	917,093	(33,336)

Weighted average number of ordinary shares used for basic per share amounts	94,671	380,133	540,650
Dilutive effect of outstanding options, warrants and deferred shares	—	18,810	—

Weighted average number of ordinary shares used for diluted per share amounts	94,671	398,943	540,650

Net (loss) income per share basic	(0.09)	2.41	(0.06)

Net (loss) income per share diluted	(0.09)	2.30	(0.06)

  Amounts within the table above are in thousands except per share amounts

        Basic (loss) income per share amounts are calculated by dividing the net (loss) income for the year attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the year. The diluted per share amounts are calculated by dividing the net income for the year attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As the result of the Group incurring losses for each of the years ended December 31, 2018 and 2016, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted per share amounts as the effect of such shares is anti-dilutive. As of December 31, 2018, 2017 and 2016, options, warrants and deferred shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted amounts per share because they are anti-dilutive, were 13.7 million, 8.2 million and 50.4 million respectively. See Note 3.3.

Notes to Consolidated Financial Statements (Continued)

Section 4—Operating Assets and Liabilities

4.1   Equipment

        Depreciation expense included within operating results for each of the years ended December 31, 2018, 2017 and 2016 is as follows:

	Year Ended December 31,
	2018	2017	2016
	USD '000	USD '000	USD '000
Research and development costs	2	224	106
General and administrative costs	2	3	3

Total	4	227	109

        As discussed in Note 1.1, the Company announced on March 1, 2017 a plan to reduce costs and wind-down research and development efforts of FP187®. In connection with winding down of research and development efforts, certain equipment that had been used in the development of FP187 ® was deemed impaired. Accordingly, during the year ended December 31, 2017, the Group recognized an impairment expense of $208,000 that is included in the above table within research and development costs.

        At December 31, 2018 and 2017, the cost of the Group's equipment and the corresponding accumulated depreciation was not material.

4.2   Prepaid expenses

	December 31,
	2018	2017
	USD '000	USD '000
Insurance	313	421
Other	27	81

Total	340	502

4.3   Other receivables

	December 31,
	2018	2017
	USD '000	USD '000
Value added tax receivables ("VAT")	265	513
Other receivables	1	5

Total	266	518

Notes to Consolidated Financial Statements (Continued)

Section 4—Operating Assets and Liabilities (Continued)

4.4   Accrued liabilities

	December 31,
	2018	2017
	USD '000	USD '000
Accrued amounts due equity award holders (Note 3.3)	—	11,757
Professional advisors	318	910
Other	304	376

Total	622	13,043

Section 5—Capital Structure and Financial Risk and Related Items

5.1   Equity and Capital Management

  Share capital

        The following table summarizes the Parent's ordinary share activity for each of the years ended December 31, 2018, 2017 and 2016:

Ordinary shares(*)
No. '000
January 1, 2016	468,717
Issuance of deferred shares	1,422
Exercise of warrants for cash	1,300

December 31, 2016	471,439
Exercise of warrants for cash	401
Capital Reduction	(377,472)

December 31, 2017	94,368
Exercise of warrants for cash	706

December 31, 2018	95,074

(*)
Amounts reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK.

        During the year ended December 31, 2018, a total of 706,000 warrants were exercised yielding proceeds to the Company of $1,000. See Note 3.3.

        On August 2, 2017, the Company's shareholders approved the Capital Reduction of 917.7 million EUR ($1.1 billion). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split or 377.5 million ordinary shares. The Capital Reduction resulted in a payment of 2.43125 EUR per ordinary share ($2.92 per share based on the December 31, 2017 exchange rate), which was annulled (post Share Split.)

        During March 2017, 401,000 warrants (post Share Split) were exercised yielding proceeds to the Company of $49,000. See Note 3.3.

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

        During the year ended December 31, 2016, 1.4 million ordinary shares (post Share Split) were issued upon the vesting of deferred shares, and the receipt of the per share nominal value of $2,000, and 1.3 million ordinary shares (post Share Split) were issued in connection with the exercise of warrants and the receipt of $112,000. See Note 3.3.

        Except for the Capital Reduction, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain an adequate capital base so as to maintain investor, creditor and market confidence that the Group will continue as a going concern. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs of the Group. As of December 31, 2018, the Group held cash and cash equivalents totaling $82.5 million that will be sufficient to provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business beyond the year ending December 31, 2019. Unforeseen events could negatively affect the Group's ability to fund planned operations in the future. The Group currently has no significant planned capital expenditures nor are there plans to make cash distributions to shareholders.

5.2   Financial risk factors

        The Group's activities expose it to a number of financial risks whereby future events, which can be outside the control of the Group, could have a material effect on the Group's financial position and operating results. The known risks include foreign currency and credit risk and there could be other risks currently unknown to management. The Group historically has not hedged its financial risks and has no plans to do so in the future.

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the EUR and the USD as their functional currencies, respectively. The Group conducts cross border transactions where the functional currency is not always used, including purchases from vendors in the United Kingdom where the British Pound ("GBP") is used. In addition, the Company, whose functional currency is the DKK, has in the past invested in debt instruments issued by the governments of Germany, the United Kingdom and the United States. Accordingly, future changes in the exchange rates of the DKK, the EUR, the USD and/or the GBP will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2018, 2017 and 2016, the impact on the

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

Group's statement of profit or loss of possible changes in the USD, GBP and EUR exchange rates against the Group's functional currencies, USD, DKK and EUR, would be as follows.

Currency	Possible change	2018	2017	2016
		USD '000	USD '000	USD '000
USD	+/–10%	+3,064/–3,064	+5,625/–5,625	+7,124/–7,124
GBP	+/–10%	+79/–79	+128/–128	+430/–430
EUR	+/–2%	+985/–985	+506/–506	+1,212/–1,212

  Credit Risk

        The Group's management manages credit risk on a group basis. The Group's credit risk is associated with cash and cash equivalents held in banks. The Group's investment policy is to collect contractual cash flows and preserve capital by investing in a diversified group of highly rated debt instruments. The Group does not trade financial assets for speculative purposes.

        As of December 31, 2018, the cash and cash equivalents of the Group are held primarily at two banks that have Moody's long-term debt ratings of Aa3 or better.

5.3   Other finance income (costs)

        Other finance income (costs) primarily include interest income on USD cash holdings offset by bank charges (negative interest) related to DKK and EUR cash holdings.

5.4   Financial assets and liabilities

  Recognized financial instruments

        The Group has recognized the following categories of financial assets and liabilities.

  Financial assets:

  Financial assets at amortized cost as of December 31, 2018 and 2017

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Other receivables	266	266	518	518

Total	266	266	518	518

        Fair value of other receivables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

  Financial Liabilities:

  Financial liabilities at amortized cost as of December 31, 2018 and 2017

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
	USD '000	USD '000	USD '000	USD '000
Trade payables	428	428	1,203	1,203

Total	428	428	1,203	1,203

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

        Beginning in 2013, the Company was part of a Danish joint tax group with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company's participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS, Forward Pharma FA ApS, Operations and FWP IP. See Note 3.4 for additional information.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of yearend. All amounts disclosed in the table below exclude VAT:

	Year ended or as of December 31,
	2018	2017	2016
	USD '000	USD '000	USD '000
Purchase of services from NB	76	68	68
Danish Legal Services	396	1,454	1,377
Consulting Services	71	188	202
Amounts owed to related parties	113	283	723
Amounts owed by related parties	—	—	—

        The above table excludes the related party transactions disclosed in Note 1.1, regarding FWP IP, and Note 6.2, regarding Aditech Pharma AG.

  Terms and conditions of transactions with related parties

        Amounts due to related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables.

  Transactions with key management

        The Group has not granted any loans, guarantees, or other commitments to or on behalf of any key management personnel.

        Other than the remuneration including share-based payment relating to key management personnel described in Notes 3.2 and 3.3, no other transactions have taken place with key management personnel during the period presented herein.

  Compensation paid to the members of the board of directors

        Compensation to members of the Company's board of directors, excluding non-cash share-based compensation, for each of the years ended December 31, 2018, 2017 and 2016 totaled $60,000, $373,000 and $87,000 respectively. Share-based compensation paid to members of the Company's board of directors for each of the years ended December 31, 2018, 2017 and 2016 totaled $495,000, $1.3 million and $2.2 million respectively. As discussed in more detail in Note 3.3, during the year ended December 31, 2017, certain amounts were paid to warrant and option holders, including members of the board of directors, that were deemed to be a partial repurchase of equity awards and accounted for as a reduction to shareholders' equity. The amounts disclosed above exclude $65,000 and $864,000 that was paid to members of the board of directors that were deemed to be a partial repurchase of equity awards for the year ended December 31, 2018 and 2017 respectively.

6.2   Commitments and contingent liabilities

  Leasing activities

        Lease contracts, where the lessor retains the significant risks and rewards associated with the ownership of the asset, are classified as operating leases. The Group's operating leases are for office space.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

        Lease payments under operating leases for office space are recognized in the statement of profit and loss over the lease term. The total remaining non-cancellable operating lease commitment as of December 31, 2018 is $54,000 of which $51,000 and $3,000 is payable during each of the years ending December 31, 2019 and 2020 respectively. Operating lease payments recognized as an expense amounted to $102,000, $128,000 and $124,000 for each of the years ended December 31, 2018, 2017 and 2016 respectively.

        The Company has a non-cancellable service agreement that requires annual payments of $2,000 through May 2022.

        As of December 31, 2018 and 2017, the other non-current asset is the rent security deposit on leased office space.

  Contingent liabilities

        Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups' control. See Note 3.4 for tax contingencies.

        In 2004, a private company Aditech Pharma AB (together with its successor-in-interest Aditech Pharma AG, "Aditech"), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the "Transfer Agreement") that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems (the "Aditech IP"). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the "Addendum"). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). Aditech is considered to be a related party of the Company due to control over Aditech by NB. The $25 million due to Aditech in accordance with the Addendum and in connection with the Company's receipt of the Non-refundable Fee was paid during May 2017.

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank ("SAB") awarded FP GmbH a grant ("Grant") of €3.8 million ($4.4 million based on the December 31, 2018 exchange rate) that subsidized certain product development costs incurred by FP GmbH during the period from March 2007 to December 2008. In June 2012, the SAB concluded the proceeding of proof of correct use of the Grant and determined that FP GmbH was in compliance with the terms of the Grant. In January 2017, the SAB informed the Company that FP GmbH had no further obligation to perform under the Grant or to repay the Grant. The SAB maintains the right to revoke the Grant and demand repayment

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

of the Grant plus interest in the event the SAB in the future determines that FP GmbH failed to comply with the terms of the Grant.

6.3   Events after the reporting period

        Subsequent to December 31, 2018, there were no events that were required to be reported except for the matters discussed in Note 1.2 regarding the final decision reached in the Interference Proceeding, Biogen's purchase of the intellectual property in the United States associated with the Company, and the expiration of 100,000 deferred shares as discussed in Note 3.3.