Form 20-F
period 2019-12-31
Forward Pharma A/S
filed 2020-04-24
CIK 1604924

Use these links to rapidly review the document

Index to the Consolidated Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
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

Claus Bo Svendsen
Chief Executive Officer
Østergade 24A, 1st floor
1100 Copenhagen K
Denmark
Tel: +45 3344 4242
E-mail: investors@forward-pharma.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

             Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value 0.01 DKK(1)	FWP	The Nasdaq Capital Market

(1)
Each ADS represents fourteen ordinary shares

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

             If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes    ☐ No

Forward Pharma A/S

        Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F, or the Annual Report, to "Forward Pharma A/S" or the "Parent" refer to Forward Pharma A/S and all references in this report to the "Group" refer to Forward Pharma A/S, together with its subsidiaries. All references in this report to "Forward Pharma," the "Company," "we," "our," "ours," "us" or similar terms refer to Forward Pharma A/S or Forward Pharma A/S together with its subsidiaries, as required by the context.

        References to "FP USA" refer to Forward Pharma USA, LLC, a Delaware corporation and wholly-owned subsidiary of Forward Pharma A/S. References to "Operations" refer to Forward Pharma Operations ApS, a Danish corporation and wholly-owned subsidiary of Forward Pharma A/S. References to "FP GmbH" refer to Forward Pharma GmbH, a German corporation and wholly-owned subsidiary of Operations. References to "FA" refer to Forward Pharma FA ApS, a Danish corporation and wholly-owned subsidiary of Operations.

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

  •
  our ability to defend our tax filing position in any ongoing tax audits;

  •
  our ability to successfully protect, defend and enforce the intellectual property associated with the Company;

  •
  the impact of the novel coronavirus 2019, or COVID-19, on our business and stock price;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2019, 2018 and 2017, and as of December 31, 2019 and 2018, is derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information set forth below for the years ended December 31, 2016 and 2015, and as of December 31, 2017, 2016 and 2015, is derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated Statement of Profit or Loss Data

	Year ended December 31,
(USD in thousands, except per share data)	2019	2018	2017	2016	2015
Revenue from the Settlement License Agreement	—	—	1,250,000	—	—
Cost of the Aditech Pharma AG patent agreement	—	—	(25,000)	—	—
Research and development costs	(1,049)	(2,748)	(20,496)	(41,052)	(33,727)
General and administrative costs	(4,234)	(9,535)	(17,107)	(14,382)	(15,852)

Operating (loss) income	(5,283)	(12,283)	1,187,397	(55,434)	(49,579)
Exchange rate gain (loss), net	759	2,713	(241)	598	11,933
Interest income from available-for-sale financial assets	—	—	227	389	438
Other finance income (expense)	303	644	(2,895)	(92)	(132)

(Loss) income before tax	(4,221)	(8,926)	1,184,488	(54,539)	(37,340)
Income tax benefit (expense)	—	204	(267,395)	21,203	336

Net (loss) income for the year	(4,221)	(8,722)	917,093	(33,336)	(37,004)

Net (loss) income per share(1)
Basic	(0.04)	(0.09)	2.41	(0.06)	(0.07)
Dilutive	(0.04)	(0.09)	2.30	(0.06)	(0.07)
Weighted-average shares outstanding used to calculate net (loss) income per share
Basic	95,074	94,671	380,133	540,650	537,614
Dilutive	95,074	94,671	398,943	540,650	537,614

(1)
During August 2017, the Company's shareholders approved a 10 for 1 share split, or the Share Split. All share and per share information disclosed above, as well as throughout this Annual

  Report, has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Following the Share Split, the nominal value of an ordinary share of the Company is 0.01 DKK. In addition, as discussed in more detail elsewhere in this Annual Report, there was a capital reduction that was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium, or 15% Premium. For purposes of computing the per share amounts only, the 15% Premium has been accounted for in a manner similar to the Share Split and reflected in the above per share amounts as if it had occurred at the beginning of the earliest period presented. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented. See Notes 3.5 and 5.1 of the audited consolidated financial statements of the Company for additional information.

Consolidated Statement of Financial Position Data

	As of December 31,
(USD in thousands)	2019	2018	2017	2016	2015
Cash, cash equivalents and available-for-sale financial assets	77,598	82,542	109,554	138,723	176,652
Working capital(2)	77,567	82,212	89,706	132,465	93,590
Total assets	78,165	83,332	111,008	163,143	182,904
Accumulated deficit	(8,432)	(5,686)	(2,373)	(147,400)	(131,175)
Total shareholders' equity	77,569	82,214	89,680	155,802	176,693

(2)
Working capital is defined as total current assets less total current liabilities.

Exchange Rate Information

        Our business is primarily conducted in Denmark. The functional currency of Forward Pharma A/S is the Danish Kroner, or DKK, the functional currency of FA is the DKK, the functional currency of Operations is the DKK, the functional currency of FP GmbH is the Euro and the functional currency of FP USA is the United States, or U.S., Dollar. Forward Pharma A/S reports its consolidated financial statements in U.S. Dollars.

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

        We are involved in an opposition proceeding regarding EP2801355, or EP'355 patent, with several opponents including a subsidiary of Biogen Inc. (all subsidiaries of Biogen Inc., together with Biogen Inc., hereafter collectively referred to as "Biogen"), or the Opposition Proceeding. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, we received notice from the EPO that the appeal will be heard by the Technical Board of Appeal, or TBA, of the EPO on June 18, 2020, or the 2020 Hearing. However, the 2020 Hearing may be delayed as a result of the ongoing COVID-19 pandemic and, if the 2020 Hearing is delayed, a new hearing date is currently unknown. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2020 Hearing.

        If we receive a favorable ruling following the 2020 Hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition in the event of a remittal. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. We are not entitled to any royalty payments from our Settlement and License Agreement, dated as of January 17, 2017, or the License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, until and unless all remaining elements of the original opposition are resolved in our favor. As such, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2023.

        If we receive an unfavorable ruling in the 2020 Hearing, it would, for all practical purposes, represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to us from Biogen based on Biogen's future net sales outside the United States, as defined in the License Agreement. We may request a rehearing of the 2020 Hearing with the Enlarged Board of Appeal of the EPO in an effort to overturn the unfavorable outcome, but the likelihood of getting a rehearing is low. The denial of a request to rehear would end the Opposition Proceeding in favor of the opponents.

        There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. Even if we receive a favorable ruling following the 2020 Hearing, the Opposition Division may not resolve the remaining elements of the original opposition in our favor. If we are not ultimately successful in the Opposition Proceeding, we would not be entitled to any future revenues resulting from the License Agreement.

Even if we prevail, after any appeals, in the Opposition Proceeding, there can be no assurance that we will receive additional payments under the License Agreement with Biogen.

        Even if we prevail, after any appeals, in the Opposition Proceeding, there can be no assurance that any of the conditions for payment of a royalty under the License Agreement will be satisfied or that we will receive any additional payments. For example, we could prevail in the Opposition Proceeding, after any appeals, but fail as a result of that proceeding to obtain issuance of a patent with a claim that covers treatment for multiple sclerosis, or MS, by orally administering 480 mg per day of dimethyl fumarate, or DMF, in which case we would not be entitled to any royalties from Biogen with respect to sales outside of the United States. Moreover, even if we prevail, after any appeals, in the Opposition

Proceeding, we will only be eligible to receive royalties outside of the United States if one or more of our patent(s) remains valid and would (but for the License Agreement) be infringed, at relevant times and on a country-by-country basis, by Biogen's sales outside the United States of DMF-containing products indicated for treating MS and other conditions of the License Agreement are satisfied.

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

        We anticipate that all or a significant portion of our future revenues, if any, may consist of royalties from Biogen from sales of Tecfidera® outside of the United States. We have no control over the sales efforts of Biogen, and its future marketing of Tecfidera® might not be successful. Reductions in the sales volume or average selling price of Tecfidera® for any reason could have a material adverse effect on our business. We also depend on Biogen to perform all of its non-royalty payment obligations under the License Agreement.

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

We may face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have an adverse effect on our business.

        Our business and its operations could be disrupted and adversely affected by the recent outbreak of COVID-19. The spread of COVID-19 throughout the world has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern. As a result of measures imposed by the governments in affected regions, including throughout Europe, businesses and government agencies have been suspended due to quarantines intended to contain this outbreak. Such measures will likely negatively impact the expected timelines for the resolutions of our ongoing joint tax audit and the Opposition Proceeding, each described elsewhere in this Annual Report. Additionally, if the COVID-19 outbreak continues to spread, we may need to limit our operations or implement limitations, including work-from-home policies.

        In addition, international stock markets have begun to reflect the uncertainty associated with the slowdown in the global economy and the significant decline in the Dow Industrial Average was largely attributed to the effects of COVID-19. Our stock price may be negatively affected as a result.

        The ultimate impact of the COVID-19 outbreak is highly uncertain and subject to rapid changes. We do not yet know the full extent of potential disruptions or impacts on our business, our ongoing joint tax audit, the Opposition Proceeding, or the global economy as a whole, and any such disruptions could have a material adverse effect on our operating results and financial condition.

Our future growth and ability to compete depend on retaining our key personnel and recruiting additional qualified personnel.

        Our success depends upon the continued contributions of our management. These individuals currently include the members of our board of directors, consisting of our Chairman, Florian Schönharting, as well as Torsten Goesch, Grant Hellier Lawrence, Jakob Mosegaard Larsen, and Duncan Moore. Additionally, our Chief Executive Officer, Claus Bo Svendsen, and our Vice President, Finance and Controller, FP USA, Thomas Carbone.

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

        Pursuant to the License Agreement, in 2017 we effected a corporate restructuring whereby we transferred our intellectual property to FWP IP ApS, or FWP IP, a Danish limited liability company.

The capital stock of FWP IP was subsequently transferred to and is now held by FWP HoldCo ApS, or HoldCo, a Danish limited liability company, which is owned and controlled by FWP Fonden, or the Foundation, a newly formed independent Danish foundation. The boards of directors of the Foundation, HoldCo and FWP IP are identical and each consist of three members, comprised of one independent member and one member appointed by each of Forward Pharma and Biogen. All actions of the Foundation, HoldCo and FWP IP require the unanimous approval of their respective boards of directors. As a result, we no longer have full control over the licensed intellectual property associated with the Company. Even though we have agreed with Biogen and FWP IP that FWP IP will be required to take actions with respect to the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with the provisions of the License Agreement, there can be no assurance that it will do so or that the prosecution of the intellectual property will be pursued in a manner that maximizes the value of the intellectual property over time. Further, in the event that FWP IP, which holds the transferred intellectual property, would materially breach its obligations under the License Agreement, Biogen would have a right to purchase all of the issued and outstanding shares of FWP IP at a price corresponding to its intrinsic value at the time of exercise. Finally, in the event the Foundation were to file for bankruptcy, a bankruptcy trustee would have substantial discretion to transfer or sell the assets of the foundation. In either such event, we could lose any right to control the transferred intellectual property, which could have a material adverse effect on our business.

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

        The possibility of parallel validity proceedings in national courts and in the EPO is inherent in the legal arrangements under the European Patent Convention under which the EPO was established. If a third party files an opposition to a European patent with the EPO and also, in parallel, initiates a revocation action (also called a "nullity action" or "validity proceeding") against the same patent before a national court, certain national courts may exercise their discretion to either (i) stay the national proceedings, in order to await the outcome of the EPO opposition proceedings, or (ii) allow the revocation proceedings to go ahead, without awaiting the outcome of the EPO proceedings. The rules and practices differ from country to country within the member states of the European Patent Convention. For example, certain countries will stay the main proceeding until a final decision has been reached by the EPO whereas in other countries a stay is not automatic, and in such cases the courts may continue the proceedings notwithstanding the opposition. In Germany, for example, national nullity proceedings cannot be started before the German Federal Patent Court until the EPO opposition proceedings have been concluded or the opposition period has expired. As a result, it is possible that certain of the patents now subject to opposition proceedings before the EPO will, even if we are ultimately successful before the EPO, again become subject to a revocation action in a country like Germany, which means the challenged patents could be subject to continued uncertainty in the EU as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not. Furthermore, even if we are successful in the Opposition Proceeding, we will only be eligible to receive royalties outside of the United States if the patent(s) remain valid at relevant times on a country-by-country basis, provided that other conditions of the License Agreement are satisfied.

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

        Under mandatory Danish law, a salaried employee having made a patentable invention (and products that may be registered as utility models) through his service with an employer has the rights to such invention, provided, however, that the rights to the patentable invention upon the employer's request must be transferred to the employer, to the extent not otherwise agreed, provided that the use of such patentable invention falls within the "working area" of the employer or it is a result of a specific assignment given by the employer to the employee. Following notification from the employee of the invention, the employer has four months to decide whether to acquire the rights to the invention. Such a transfer of the invention to the employer entitles the employee to a "reasonable compensation." The fee will be fixed considering the value of the invention and its consequences for the employer, the employee's terms of employment and the impact that the employee's service has had for the invention. In the event that the value of the invention does not exceed what the employee, taking his working conditions as a whole into account, reasonably could be expected to achieve, the employee is not entitled to any fee. The compensation payable by the employer is not subject to any maximum amount and may be paid either as a lump sum or as a continuing royalty payment based on, for example, the number of items produced based on the invention. An employee's claim for compensation may become time-barred or forfeited due to the employee's passive behavior. The general relative time-barring deadline under Danish law is five years with respect to claims based on employment matters, whereas the general absolute deadline for such claims is 10 years.

        Some of the named inventors on the newer applications associated with the Company (not the Core Composition Patent family) are or were employees of our German subsidiary, FP GmbH, and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees' Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of an employee's rights to patentable inventions which result from performance of the tasks the employee is charged with at the employer or which are based to a significant extent on the experiences or works of the employer, upon the employer's request within a certain period of time after notification by the employee.

        We believe that all inventive contributions made by employees of FP GmbH were made after the amended version of the German Act on Employees' Inventions came into force on October 1, 2009, and thus the amended version of the law exclusively applies to such inventions. Prior to October 1, 2009, such formal procedure had been susceptible to faults. The amendments to the law facilitate the transfer of rights in employees' inventions to the employer by replacing the former opt-in approach with an opt-out approach.

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

        We face the risk that disputes can occur between us and employees or ex-employees of FP GmbH pertaining to alleged non-adherence to the provisions of this act. Such disputes may be costly to defend and take up our management's time and efforts whether we prevail or fail in such dispute. If we are required to pay additional compensation or face other disputes under the German Act on Employees' Inventions, in particular in case of a failed transfer of rights, our results of operations could be adversely affected.

Intellectual property rights have limitations and may not adequately protect our business.

        The degree of future protection afforded by the intellectual property rights associated with the Company is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

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

        The complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system may soon be introduced, which would significantly impact European patents, including those granted before the introduction of such a system. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution and opposition proceedings. Changes in patent law or patent jurisprudence could limit our ability or the ability of FWP IP to obtain new patents in the future that may be important for our business.

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

        Since the Company's inception, with the exception of 2017 when we received a nonrecurring cash fee of $1.25 billion, or the Non-refundable Fee, from Biogen in connection with the License Agreement, we have incurred net losses and negative cash flows from operations. We expect to incur net losses and negative cash flows from operations through at least 2022 and possibly longer. There is no assurance that we will ever have operating revenues, net income or positive cash flows from operations in the future. The Group's ability to generate future operating revenue is currently limited to royalties that are contingently due to the Company under the License Agreement only if we prevail, including all appeals, in the Opposition Proceeding. If we fail to prevail in the Opposition Proceeding, it is highly unlikely we will have operating revenues and our ability to continue as a going concern long-term would be uncertain.

        Historically, we have financed our operations through our initial public offering completed in October 2014, private placements of equity securities, a government grant, and debt financing arrangements. We have never generated and do not anticipate generating any revenues from our own product sales. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash, the effect would negatively impact management's ability to fund operations and continue as a going concern. In addition, the Danish and German tax authorities have commenced tax audits of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the conclusion of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The imposition of additional taxes, interest and/or penalties by the taxing authorities could have a material adverse effect on the Group. If the Company were to need to raise capital to fund ongoing operations, there can be no assurances that such funding would be available on acceptable terms, if at all. The long-term success of the Company will be based on successfully defending the intellectual property associated with the Company in the Opposition Proceeding. There can be no assurance that the Company will successfully defend the intellectual property, achieve or sustain positive cash flows from operations or become profitable.

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

Negative results from ongoing tax audits could result in additional taxes, interest and penalties becoming due that could negatively impact our financial position, results of operations and cash holdings.

        The Company's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities and are subject to ongoing audits in Germany and Denmark. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group. If the Group is unable to defend the tax filing positions taken, additional taxes, interest and penalties would be assessed against the Group and such amounts could have a material adverse effect on our financial position, results of operations and cash holdings.

        Currently, the Danish and German tax authorities are conducting a joint tax audit of our Danish and German tax returns covering multiple years through the year ended December 31, 2017. To date, the joint tax audit has focused on whether cross-border intercompany transactions were conducted at arm's length and in accordance with tax regulations. Management believes that the intercompany transactions that are the focus of the joint tax audit were conducted at arm's length and are in accordance with tax regulations; however, the Danish and German tax authorities may decide to allocate a greater portion of the Group's total 2017 taxable income to Germany. The corporate income tax rate is higher in Germany than in Denmark and therefore any reallocation of the Group's 2017 taxable income from Denmark to Germany will have a negative effect on our financial position, results of operations and cash holdings that could be material.

        Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the conclusion of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings. The timing of the completion of the joint tax audit by the tax authorities is currently unknown.

        The Company made certain cash payments to equity award holders during the year ended December 31, 2017 that totaled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate). Management believes these payments are tax deductible expenses; however, the tax authorities could disagree. Management believes that appropriate tax filing provisions have been taken by the Company and its subsidiaries regarding these payments; however, if the Group is unable to defend the tax filing positions taken, additional taxes, interest and penalties would be assessed against the Group and such amounts could have a material adverse effect on our financial position, results of operations and cash holdings.

There is no assurance that the joint tax audit being conducted by the Danish and German tax authorities will not result in double taxation.

        The Danish and German tax authorities may conclude their joint tax audit of the Group's Danish and German tax returns without reaching an agreement as to whether intercompany transactions were conducted at arm's length and whether each tax jurisdiction was allocated an equitable portion of the Group's taxable income. In the event of such a conclusion, we believe that one, or possibly both, tax jurisdictions would assess additional taxes on the Company and/or FP GmbH, which would result in double taxation of the Group's taxable income. If double taxation were to occur, the Group would experience a higher effective tax rate, which could be material to and would negatively affect the Group's financial position, operating results and cash holdings.

        In the event that the joint tax audit results in double taxation, the Group may choose to enter into a Mutual Agreement Procedure, or MAP, and/or commence litigation against the tax authorities in order to avoid or mitigate the negative effect of double taxation. A MAP is a government-to-government dispute resolution mechanism, which would enable the relevant authorities to resolve the tax dispute on a mutually agreeable basis. A MAP may also follow an independent arbitration procedure to secure a successful resolution. If litigation were pursued, it would likely be time-consuming and costly and there remains a high uncertainty as to whether we would successfully avoid or mitigate the double taxation. If a MAP were pursued, it would also be time-consuming and potentially costly and, while double taxation would be eliminated, there remains a high uncertainty whether we would get relief from an increase to the Group's tax obligation, since the outcome of a MAP could be that a greater portion of the Group's total 2017 taxable income is allocated to Germany. We currently estimate that litigation could take up to five years and a MAP could take up to three years to conclude and could be further prolonged by other factors, including in respect of a MAP the addition of an arbitration procedure. The cost to pursue a MAP and/or litigation and any potential taxes, interest and penalties due at the conclusion of the MAP and/or litigation could each have a material adverse effect on the Group's financial position, operating results and cash holdings.

We may be required to raise additional capital to fund our operations, and we may not be able to do so on terms acceptable to us, or at all.

        We are required under the terms of the License Agreement to maintain sufficient capital to continue the Company as a going concern and a solvent entity, plus an additional $5.0 million until such time as the Company has complied with certain obligations under the License Agreement. While we currently believe we have sufficient resources to enable us to comply with our obligations under the License Agreement and continue as a going concern beyond the next twelve months, unforeseen events could negatively affect our estimates and assumptions about how much capital will be required for us to meet our near and long-term obligations under the License Agreement and to continue as a going concern. If our current estimates and assumptions prove to be wrong and we need to raise additional capital to meet our obligations under the License Agreement and remain a going concern, we cannot assure you that we will be able to raise additional working capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our operations, which could harm our financial condition and operating results, or cease our operations entirely. In addition, if we fail to prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely and the Company's ability to continue as a going concern long-term would be uncertain.

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

        Due to the international scope of our operations and the fact that a substantial amount of our cash is currently denominated in U.S. Dollars and Euros, fluctuations in exchange rates, particularly between the Danish Kroner, the Euro and the U.S. Dollar, may adversely affect us. Although we are based in Denmark, we have sourced many services from several countries outside Denmark where the transactions are settled in currencies that are not the Danish Kroner. Further, potential future revenue may be derived from abroad. As a result, our business is affected by fluctuations in foreign exchange rates between the Danish Kroner, the Euro, the U.S. Dollar or other currencies, and the effects could have a significant impact on our reported results of operations and cash flows from period to period. For example, in the years ended December 31, 2019, 2018 and 2017 we recognized foreign exchange gains (losses) of $759,000, $2.7 million and ($241,000) respectively. While the we benefited from changes in foreign exchange rates in 2019 and 2018, it is possible that the foreign exchange losses we experienced in 2017 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect the Group and the effect could be material. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements. Losses incurred by the Company, including those caused by foreign exchange, could have a negative effect on the trading price of the ADSs.

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

        The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the United States, have detailed transfer pricing rules which require that all transactions with related parties be priced using arm's-length pricing principles. The taxation authorities in these jurisdictions could challenge our arm's-length related-party transfer pricing practices. For example, prior to the consummation of the License Agreement with Biogen, FP GmbH and the Company terminated their internal license agreement and agreed that FP GmbH should be paid an arm's-length compensation for said termination. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. The Danish and German tax authorities have commenced a joint tax audit of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017 and, to date, the joint tax audit has focused on whether cross-border intercompany transactions were conducted at arm's length and in accordance with tax regulations. It is uncertain when, or if, a tax audit will commence in the United States. If such a tax audit were to occur, we expect that the U.S. tax authorities will also focus on the intercompany recognition of revenue and expense to ensure that such transactions were conducted at arm's length. There is no assurance that the Group will successfully defend that intercompany transactions were conducted in accordance with arm's length pricing principles and that any additional taxes, interest or penalties, which could be material, will not be incurred. There is also the risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses reported. If the tax authorities are successful in increasing taxable income and/or disallowing the deduction of expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. The imposition of additional taxes, interest and/or penalties resulting from a tax audit would negatively impact the Company's financial position, operating results and cash flows and the impact could be material.

        Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the conclusion of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings.

We may need to return the proceeds of a government grant if it is found that we did not fully comply with all terms and conditions.

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank, or SAB, awarded FP GmbH a grant, or the Grant, of €3.8 million ($4.3 million based on the December 31, 2019 exchange rate) that subsidized certain product development costs incurred by FP GmbH, during the period from March 2007 to December 2008. While the SAB has conducted an audit of the use of proceeds and confirmed that FP GmbH had complied with all the terms and conditions of the Grant, the SAB maintains the right to revoke the Grant and demand repayment of the Grant, plus interest, in the event the SAB in the future determines that FP GmbH failed to fully comply with all the terms and conditions of the Grant. While we believe that FP GmbH is in full compliance with all the terms and conditions of the Grant, there is always a risk that the SAB in the future could disagree and demand repayment of the

Grant plus interest. If we were required to repay the Grant, it would have a material negative effect on our financial position and operating results.

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

        We have issued to our security holders ADSs and ordinary shares, each of which afford their holders different rights. Currently, only our ADSs are publicly traded (on The Nasdaq Capital Market). An ADS holder will not be treated as one of our shareholders and will not have shareholder rights. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying outstanding ADSs. Holders of ADSs only have ADS holder rights. The deposit agreement among us, the depositary, and ADS holders sets out ADS holder rights as well as the rights and obligations of the depositary.

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

  •
  developments regarding our ongoing tax audits;

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

        Our ADSs are currently listed for trading on The Nasdaq Capital Market. In order to maintain our listing on The Nasdaq Capital Market, we must comply with certain Nasdaq listing rules. In June

2019, we received written notices from Nasdaq indicating that we were not in compliance with two of the requirements for continued listing on The Nasdaq Global Select Market, which was our listing venue at the time.

        Nasdaq Listing Rule 5450(b)(1)(C) requires that issuers maintain a minimum Market Value of Publicly Held Shares, or MVPHS, of $5,000,000 for continued listing on The Nasdaq Global Select Market. In August 2019, we transferred our listing venue from The Nasdaq Global Select Market to The Nasdaq Capital Market and, as a result, gained compliance with the minimum MVPHS required by The Nasdaq Capital Market of $1,000,000.

        Nasdaq Listing Rule 5450(a)(1) requires that we maintain a minimum bid price of our ADSs of $1.00 per ADS for continued listing. In December 2019, we changed the ADS ratio from one ADS per two ordinary shares to one ADS per fourteen ordinary shares through a reduction of the number of outstanding ADSs and, as a result, regained compliance with the minimum bid price required for continued listing.

        While the trading price of our ADSs has been above $1.00 since the ADS ratio change was effected, there is no assurance that the trading price will stay above $1.00. We actively monitor the price of our ADSs and will consider available options, including, but not limited to, changing the ADS ratio, to maintain compliance with the continued listing standards of Nasdaq. We cannot assure that we will stay in compliance with Nasdaq's continued listing standards. If we fail to comply with the continued listing standards of Nasdaq, we will not be able to remain listed on that stock exchange, which could have a material adverse effect on the price of our ADSs.

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

        A lack of liquidity in the markets for our ADSs could negatively affect the ability of the holders to sell our ADSs or the price at which holders of our ADSs will be able to sell them. As a result of the ADS ratio change that we effected in December 2019, there are fewer ADSs outstanding, which could have a negative impact on liquidity for such ADSs. Future trading prices of our ADSs will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

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

        While we distributed the proceeds from a capital reduction of EUR 917.7 million, or $1.1 billion, to our ADS holders and shareholders in September 2017, we do not expect to pay dividends or other shareholder distributions in the foreseeable future. Even if future operations lead to significant levels of distributable profits, any earnings may be reinvested in our business and dividends or other shareholder distributions, if any, may not be paid until we have an established revenue stream to support such continuing dividends or other shareholder distributions. Payment of future dividends or other shareholder distributions, if at all, will effectively be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements and financial performance. In addition, payment of future dividends may be made only if our shareholders' equity exceeds the sum of share capital plus the reserves required to be maintained by the License Agreement, Danish law or by our Articles of Association. Accordingly, investors cannot rely on income from dividends or other shareholder distributions and any returns on an investment in the ADSs may depend entirely upon any future appreciation in the price of the ADSs.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        We will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and ADS holders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2020. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2019, approximately $182,000 of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S.

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

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to detect and/or prevent errors and fraud. Any failure to maintain current controls or implement on a timely basis, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002 or work performed by our independent registered accounting firm as part of their audit of our financial statements may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

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

        In connection with the preparation of our consolidated financial statements for the year ended December 31, 2019, we carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that our previously identified material weakness still exists, as described in "Item 15. Controls and Procedures" herein. We cannot assure you that our internal control over financial reporting will be effective in the future or that additional material weakness will not be discovered.

        As a consequence of this material weakness, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2019. Our management believes that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

        We have taken actions, or Actions, to remediate the causes of the material weakness; However, since the material weakness was associated with specific transactions that did not occur subsequent to implementing the Actions, there has been no opportunities for us to monitor and test that the Actions taken were sufficient to mitigate the material weakness. The lack of objective evidence to support that the material weakness has been remediated, necessitates that we continue to report that the material weakness has not been remediated. Failure to effectively remediate the causes of this material weakness or establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact the Company's financial position, operating results and cash flows, the market price of our ADSs and our ability to remain listed on The Nasdaq Capital Market.

Failure to comply with Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

        Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal control over financial reporting and to make a formal assessment of the effectiveness of our internal control over financial reporting. We concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2019, and there is no assurance that we will be able remediate the material weakness and maintain adequate disclosure controls and procedures and internal controls in the future. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

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

We believe that we were classified as a passive foreign investment company, or a PFIC, from 2014 to 2019 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for each of the six years preceding December 31, 2019, and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

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

        A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are "marketable stock" for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we are not obligated to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF and accordingly U.S. Holders may not be able to make QEF elections to avoid the adverse tax consequences of the PFIC rules. While we have complied with the reporting requirements to permit U.S. Holders to elect to treat us as a QEF in the past, we reserve the right to discontinue such reporting in the future for any reason at any time. Furthermore, if a U.S. Holder were able to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year-end increase in the value of its ADSs (which may not be matched by cash distributions). Mark-to-market elections will not be available for any of our subsidiaries that are also PFICs. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see "Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders."

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

        As a Danish company we must comply with the Danish Companies Act, or DCA. The DCA contains binding provisions for the board of directors, shareholders and general meetings of shareholders; and financial reporting, auditor, disclosure, compliance and enforcement standards. Certain provisions apply to our board of directors (e.g., in relation to role, composition, conflicts of interest requirements and remuneration), shareholders and the general meeting of shareholders (e.g., regarding our obligations to provide information to our shareholders). Further, certain sections of the DCA only apply to Danish companies listed on a regulated market within the European Economic Area, or EEA, and accordingly do not apply to us. This may affect the rights of our shareholders.

We have historically filed our Danish tax returns on a standalone basis; however, due to certain changes to our ownership structure made at the start of 2013, as of January 2013, we began to file our Danish tax returns as part of joint taxation schemes.

        During the period January 19, 2013 to December 31, 2015, we were subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control, collectively referred to hereafter as Tech Growth. From the establishment of FA on December 3, 2015, FA was part of the joint taxation scheme with Tech Growth. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company and FA were part of the joint taxation group with Tech Growth. On January 1, 2016, the Company and FA became members of a new Danish joint taxation group with NB FP Investment General Partner ApS (collectively the "2016 Tax Group"). Upon their inception during 2017, Operations and FWP IP (through the date of the sale of FWP IP (November 22, 2017) to HoldCo, which is owned and controlled by the Foundation) became members of the 2016 Tax Group. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth's Danish tax liabilities that can be allocated to the period January 19, 2013 to December 31, 2015 and the Company is liable with other entities in the 2016 Tax Group for Danish tax liabilities that can be allocated to the four-year period ended December 31, 2019.

        All members of a Danish tax group are jointly and severally liable for the group's Danish tax liabilities. However, Danish law requires taxing authorities to look primarily to the administration company and its wholly-owned entities to satisfy Danish tax liabilities and to look to partially owned entities (such as us) only on a secondary basis. While we do not believe Tech Growth, NB FP Investment General Partner ApS or any other member of the joint taxation scheme has any material Danish tax liabilities, there can be no assurance that it does not have any such material liabilities, that it will not incur such material liabilities in the future, or that it will fulfill any such obligations. If Tech

Growth Invest ApS, NB FP Investment General Partner ApS or any other entity that is a member of any of the joint taxation groups has any material Danish tax liabilities that are not satisfied by them or if they, while being members of the respective joint taxation group, incur any such liabilities in the future, we may be responsible for the payment of such taxes, which could have an adverse effect on our results of operations.

U.S. federal and/or state income tax may apply to us in the future.

        We have taken the position that we are not currently subject to U.S. federal or state income tax. Our Vice President, Finance and Controller, Thomas Carbone, is employed by FP USA. Pursuant to the U.S. tax laws and the income tax treaty between Denmark and the United States, we will not be subject to U.S. tax in connection with any of such employees' activities unless there is a U.S. trade or business being conducted in connection with a permanent establishment. While we have taken the position that the functions such employees fulfill do not give rise to U.S. tax liability for us, there can be no assurance that the U.S. tax authorities will agree with such position. If the U.S. Internal Revenue Service disagrees with our position, and/or if the functions of such employees are expanded in the future, and/or we engage additional personnel located in the United States whose functions are sufficiently broad, we may be or may become subject to U.S. federal and/or state income tax, which might have a material adverse effect on us and our results of operations.

Claims of U.S. civil liabilities may not be enforceable against us.

        Forward Pharma A/S is incorporated under the laws of Denmark, and three of its subsidiaries, Operations, FP GmbH and FA, are incorporated under the laws of Denmark, Germany and Denmark, respectively. Substantially all of our assets are located outside the United States. On a combined basis, the majority of our directors and officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

        The United States does not have a treaty with Denmark or Germany providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by a U.S. court based on civil liability will not be directly enforceable in Denmark or Germany. However, if the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States will neither be recognized nor enforced by a Danish court, but such judgment may serve as evidence in a similar action in such court. In addition, the final judgment of a U.S. court may be recognized and enforced in Germany in compliance with certain requirements including petitioning a German court to recognize and declare such judgment enforceable. Also, general reciprocity in respect of the mutual recognition of judgments between Germany and the U.S. court that rendered the concerned judgment must be guaranteed, and the judgment must not violate German (international) public policy.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

        Forward Pharma A/S is a Danish biopharmaceutical company whose operations previously consisted of developing FP187®, a proprietary formulation of DMF, for the treatment of MS and other inflammatory and neurological indications. DMF is an immunomodulator that can be used as a therapeutic to improve the health of patients with MS and immune disorders.

        On February 1, 2017, our License Agreement with Biogen became effective. Pursuant to the License Agreement, Biogen paid us a non-refundable cash fee of $1.25 billion. The License Agreement provided Biogen with a co-exclusive license in the United States and an exclusive license outside the United States, to the Company's intellectual property.

        Under the terms of the License Agreement, we effected a corporate restructuring in 2017. For more, see "—B. Business Overview—Our Company—Restructuring."

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company pursuant to the License Agreement. The Foundation and Biogen consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. For more, see "—B. Business Overview—Our Company—License Agreement with Biogen." As discussed throughout this Annual Report, we have permanently discontinued our development of DMF formulations, including FP187®.

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

B. Business Overview

Our Company

        We have focused on DMF's potential as an immunomodulating drug to improve the health of patients with immune disorders for over 10 years, during which time we assembled a significant intellectual property portfolio. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the United States associated with the Company, we have permanently discontinued our development of a DMF formulation, except for maintaining our files and records for previously completed research and development work. We completed an organizational realignment in 2017 to focus on the deliverables under the License Agreement and reduce operating expenses.

        In June 2019, we received written notices from Nasdaq indicating that we were not in compliance with two of the requirements for continued listing on The Nasdaq Global Select Market, which was our listing venue at the time. On August 26, 2019, we transferred our listing venue from The Nasdaq

Global Select Market to The Nasdaq Capital Market and, as a result, gained compliance with the minimum Market Value of Publicly Held Shares required by The Nasdaq Capital Market of $1,000,000. On December 6, 2019, we changed the ADS ratio from one ADS per two ordinary shares to one ADS per fourteen ordinary shares through a reduction of the number of outstanding ADSs and, as a result, regained compliance with the minimum bid price required for continued listing. See the risk factor entitled "If we fail to maintain the listing of our ADSs with a U.S. national securities exchange, the liquidity of our ADSs could be adversely affected" for additional information.

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

        The License Agreement did not resolve the Interference Proceeding or the Opposition Proceeding. The Company and Biogen entered into the License Agreement with the intention to permit the PTAB and the Federal Circuit, as applicable, and the EPO, the TBA and the Enlarged Board of Appeal, as applicable, to make final determinations in the proceedings before them.

        Because the Company was unsuccessful in the Interference Proceeding after all appeals, pursuant to the License Agreement, Biogen had the option to elect to obtain an exclusive license to the intellectual property in the United States associated with the Company or to purchase the intellectual property in the United States associated with the Company for a nominal price.

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company pursuant to the License Agreement. The Foundation and Biogen consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. Because we were unsuccessful in the Interference Proceeding after all appeals, the Company will not be entitled to future royalties on Biogen's net sales in the United States. Therefore, sources of revenue derived from customers in the United States, including product sales of any DMF formulation, are not expected.

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it will be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular country having a particular impact as defined in the License Agreement. Given the expected timeline for the resolution of the Opposition Proceeding, including any appeals, the earliest time we may expect to receive any royalty income from the License Agreement, if at all, is 2023. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the United States.

See the risk factor entitled "There can be no assurance that we will prevail in the opposition proceeding involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the Settlement and License Agreement with Biogen." for additional information.

  Restructuring

        Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Operations (a newly created and wholly-owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Operations transferred the intellectual property to FWP IP (a newly created and wholly-owned Danish limited liability company). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold to HoldCo, a newly formed Danish limited liability company that is owned and controlled by the Foundation, a newly formed independent Danish foundation. HoldCo paid Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP. The Foundation's three-member board includes one independent director and one director appointed from each of the Company and Biogen. Accordingly, the Company does not control the Foundation. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2019 exchange rate) annually to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with certain agreements. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee. The Company was required to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company prior to Biogen purchasing such intellectual property.

  Key Intellectual Property Involved in Interference Proceeding

        One of the key patent applications previously associated with the Company in the United States is the '871 application. The '871 application claims the use of 480 mg of DMF per day as a treatment for MS. On April 13, 2015, an administrative patent judge at the PTAB, declared an interference between our '871 application and Biogen's '514 patent, which has claims that also cover a method of treating MS using about a 480 mg daily dose of DMF. The oral argument for the Interference Proceeding took place on November 30, 2016. On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the '871 application are not patentable due to a lack of adequate written description. The Company appealed the decision to the Federal Circuit. The Federal Circuit appeal was concluded in Biogen's favor on January 9, 2019, thereby ending the Interference, and resulting in the termination of the prosecution of the '871 application, as all options for appeal according to the License Agreement have been exhausted.

  Key Intellectual Property Involved in Opposition Proceeding

        European patent EP2801355, or the EP'355 patent, covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The

EPO completed their review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in an opposition proceeding, which is a special proceeding heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the EPO revoked the EP'355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal will be heard by the TBA of the EPO on June 18, 2020, or the 2020 Hearing. However, the 2020 Hearing may be delayed as a result of the ongoing COVID-19 pandemic and, if the 2020 Hearing is delayed, a new hearing date is currently unknown. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2020 Hearing.

        If the Company receives a favorable ruling following the 2020 Hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition in the event of a remittal. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition and thereby the conclusion of the ongoing appeal process. We are not entitled to any royalty payments from the License Agreement until and unless all remaining elements of the original opposition are resolved in our favor. As such, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2023.

        There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the United States. While the appeal and any remitted issues to the Opposition Division have not been resolved, the decision of the Opposition Division to revoke the EP'355 patent is "frozen." Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent currently has a maximum duration until October 2025 (subject to possible SPC extension—see below).

  Our Product Development Strategy

        Historically, the Company's product development efforts were focused on advancing unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including psoriasis and MS. Prior to entering into the License Agreement, we were actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS patients. On March 1, 2017, we announced plans to complete the research and development work that was in process prior to the effective date of the License Agreement and pursue an organizational realignment to reduce personnel and operating expenses, including the suspension of further development of FP187®. This organizational realignment was substantially completed by September 30, 2017. We do not currently have any commercialized products on the market nor under development. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the United States associated with the Company, our research and development efforts involving DMF products, including FP187®, have been permanently discontinued.

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

        The following table highlights key aspects of the current status of certain applications and patents within the Core Composition Patent family:

Patent / Application	Status
EP2801355	Revoked on January 29, 2018 by the EPO Opposition Division. The Company has appealed this decision (see below). Contains claims directed to the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating.
EP1799196	Revoked on September 18, 2018 by the EPO Opposition Division. Currently on appeal to the TBA.
EP2965751

Pending (contains claims directed to compositions containing DMF wherein the daily dosage is from 480 to 600 mg and the DMF is released depending on pH for the treatment of a number of diseases). The EPO issued notices of intention to grant this patent on June 26, 2018 and April 9, 2019. A request for further processing was granted on December 12, 2019.

EP2801354

Revoked on May 7, 2019 by the EPO Opposition Division (contains claims directed to controlled-release compositions that release DMF according to a specific in vitro release profile). Currently on appeal to the TBA.

EP2792349

Pending (contains claims directed to controlled-release compositions containing DMF wherein the daily dosage is 480 mg for use in treatment of a number of diseases). The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018, February 27, 2019, and November 29, 2019.

EP2316430	Revoked by TBA on May 3, 2018.
EP3093012

Pending (contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 to 90% by weight of the composition). The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018, November 21, 2018, August 12, 2019, and April 23, 2020.

JP2018-017332	Pending (contains claims directed to controlled-release pharmaceutical compositions comprising one or more of fumaric acid esters such as DMF and/or MMF).

Core Composition Patent Family

        European Patent EP2801355.    The EP'355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed its review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in opposition proceedings, which are special proceedings heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the Opposition Division of the EPO revoked the EP'355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the 2020 Hearing will occur on June 18, 2020. However, the 2020 Hearing may be delayed as a result of the ongoing COVID-19 pandemic and, if the 2020 Hearing is delayed, a new hearing date is currently unknown. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2020 Hearing. If the Company receives a favorable ruling following the 2020 Hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition in the event of a remittal. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. We are not entitled to any royalty payments from our Settlement and License Agreement, dated as of January 17, 2017, or the License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, until and unless all remaining elements of the original opposition are resolved in our favor. As such, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2023. There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the United States. While the appeal and any remitted issues to the Opposition Division have not been resolved, the decision of the Opposition Division to revoke the EP'355 patent is "frozen." Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent currently has a maximum duration until October 2025 (subject to possible SPC extension—see below). This is the first issued patent associated with the Company covering the use of 480 mg per day of DMF to treat MS. Although Biogen may not challenge the validity of the EP'355 patent in national proceedings, the validity of the national parts of the EP'355 patent could be challenged by other third parties in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition and appeal proceedings. See "Risk Factors—Risks Related to Intellectual Property—There can be no assurance that even if we are successful in the opposition and appeal proceedings involving the patents associated with the Company currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not."

        SPC Applications.    In a number of countries in the EU, we have applied for national SPCs in reliance on the EP'355 patent and the EU marketing authorization for Biogen's product Tecfidera®. If these applications are successful, the resultant SPCs will effectively extend the duration of the EP'355 patent, insofar as it covers Tecfidera®, from October 2025 until January 2029. So far, the SPC applications have been granted in Austria, Cyprus, France, Greece, Hungary, Ireland, Italy, Latvia, Luxembourg, Slovenia, Spain, and Sweden. This is possible because the case law of the Court of Justice for the European Union currently allows patent holders to obtain SPCs in reliance on marketing authorizations held by third parties. If the case law were to change such that this is no longer a possibility, we would expect any such SPCs granted in our favor to be revoked. Further, if an EU national court were to hold (subject to any appeal) that the claims of the EP'355 patent do not cover Tecfidera®, we would expect the national court to revoke any SPC granted in our favor in that country.

        European Patent EP1799196.    The European patent EP1799196 associated with the Company, or the EP'196 patent, covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The patent was granted on June 22, 2016. Oppositions to this patent have been filed by third parties with the EPO. On September 18, 2018, the EPO revoked the EP'196 Patent following an oral hearing in the opposition proceedings. The written decision was received on February 15, 2019 and a notice of appeal was filed against that decision on April 13, 2019. The Company expects the appeal to be heard by the TBA within two to three years.

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

        European Patent EP2801354.    A key patent in the EU is EP2801354, or the EP'354 patent. The EP'354 patent covers, among other things, controlled-release compositions that release DMF according to a specific in vitro release profile. The patent was granted on February 8, 2017. Oppositions to this patent have been filed by third parties with the EPO. On May 7, 2019, the EPO revoked the EP'354 patent following an oral hearing in the Opposition Proceedings. The written decision was received on September 9, 2019 and a notice of appeal was filed against that decision on November 8, 2019. The Company expects the appeal to be heard by the TBA within two to three years.

        European Patent Application EP2792349.    Another key patent application in the EU is EP2792349, formerly EP14172396.5, or the EP'349 application. The EP'349 application covers, among other things, controlled-release compositions containing DMF where the daily dosage is 480mg for use in treatment of a number of diseases. The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018, February 27, 2019 and November 19, 2019.

        European Patent EP2316430.    The European patent EP2316430 associated with the Company covered DMF formulations with certain in vitro dissolution profiles. By a decision issued in July 2015, the Opposition Division of the EPO revoked EP2316430, in particular, for the reason that the claims allegedly contain subject matter not directly and unambiguously derivable from the original application as filed. The Opposition Division of the EPO did not adjudicate on the issues of novelty or inventive step. This patent was revoked by the TBA on May 3, 2018. No further appeal is possible.

        European Patent Application EP3093012.    Another key patent application in the EU is EP3093012, formerly EP16001391.8, or the EP'012 application. The EP'012 application covers, among other things, controlled-release pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition. The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018, November 21, 2018, August 12, 2019, and April 23, 2020.

Clinical Development Summary

        Since inception, the focus of our clinical development was on a DMF formulation for the treatment of MS. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the United States associated with the Company, we have permanently discontinued our development of a DMF formulation, except for maintaining our files and records for previously completed research and development work.

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

        On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company pursuant to the License Agreement. The Foundation and Biogen consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®.

  Aditech Agreements

        In 2004, Aditech, controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement, or the Transfer Agreement, that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech's patents and associated know-how related to formulations and dosing regimens of DMF.

        In connection with our execution of the License Agreement, we entered into an addendum to the Transfer Agreement with Aditech, or the Addendum, which clarifies the royalties payable to Aditech in connection with any proceeds received by the Company from Biogen under the License Agreement. The Addendum specifies that Aditech is entitled to 2% of the Non-refundable Fee (or $25.0 million). This was paid to Aditech in 2017. The Addendum further specifies that Aditech is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any).

Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target MS. Our future success may depend on the continued market acceptance of Tecfidera®. We expect approved MS treatments, such as Tecfidera®, will continue to face intense and increasing competition as new and improved products enter the MS markets and advanced technologies become available. Competition from any newly-approved products (whether branded, generics or biosimilars), including Bristol Meyer Squibb's ozanimod, may reduce Tecfidera® sales, which in turn may reduce possible royalties payable by Biogen to us. Several companies are developing additional treatments for multiple sclerosis, and late-stage clinical candidates include, but are not limited to, generic versions of existing medications. Competition among products approved for sale is based, among other things, on safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors.

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

Facilities

        Our corporate headquarters are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2019, we paid 611,000 DKK (approximately $91,000), including value added tax, or VAT, for such premises. FA and Operations, our Danish subsidiaries, are also located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark. For more information, see "—Related Party Transactions—Leased Premises."

        FP USA, our U.S. subsidiary, is located in Suffern, New York and has office space of approximately 140 square feet. In 2019, we paid $14,000 for such premises.

        The Company's long-term office lease commitments are not material.

Employees

        As of March 31, 2020, we had four employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2017	2018	2019	2020
Function:
Engineering and production	1	1	0	0
Management and administration	4	4	5	4

Total	5	5	5	4

Geography:
Germany	2	1	1	1
Denmark	2	3	3	2
United States	1	1	1	1

Total	5	5	5	4

        One of our employees is represented by a labor union. We have never experienced any work stoppages.

        All other operational tasks are or have been outsourced to consultant experts or consulting service companies, such as patent and legal experts. We engage approximately 15 individuals and firms as consultants and experts.

        In the United States, our activities and personnel are focused on U.S. public company accounting, reporting and compliance, and related administrative functions to support Forward Pharma A/S.

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

        Opposition proceedings and appeals therefrom against two of the key European patents associated with the Company are currently ongoing and in addition we are involved in the Opposition Proceeding concerning EP'355, including any appeals. There can be no assurance that these patent proceedings or other future legal proceedings will not have an adverse effect on our business, operating results or financial condition. See "Item 5. Operating and Financial Review and Prospects—Operating Results Overview—Intellectual Property Proceedings and the License Agreement—Opposition Proceeding" for more information on the Opposition Proceeding.

C. Organizational Structure

        The registrant corporation, Forward Pharma A/S, has two wholly-owned subsidiaries, FP USA, incorporated in the state of Delaware, and Operations, incorporated in Denmark. Operations has two wholly-owned subsidiaries, FA, incorporated in Denmark, and FP GmbH, incorporated in Germany. A liquidation of our German subsidiary, FP GmbH, was initiated on January 29, 2020. All of our operations are conducted within Forward Pharma A/S or one of our directly or indirectly owned subsidiaries.

D. Property, Plant and Equipment

        See "—Business Overview—Facilities" for a description of our leased premises. We have no material office equipment or manufacturing equipment. None of our equipment is leased and there are no liens or encumbrances on our equipment.

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

A. Operating Results Overview

Overview

        Forward Pharma A/S is a Danish biopharmaceutical company that was founded in 2005 to advance unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including MS. We are a company with a limited number of employees and outsource the majority of our activities to external service providers. We are currently composed of a Danish incorporated parent company, Forward Pharma A/S, its two wholly-owned subsidiaries, FP USA, incorporated in the state of Delaware, and Operations, incorporated in Denmark, and two wholly-owned subsidiaries of Operations, FP GmbH, incorporated in Germany, and FA, incorporated in Denmark. During 2017, as part of the restructuring that is discussed below, FWP IP was established on June 30, 2017 as a wholly-owned subsidiary of Operations and sold on November 22, 2017.

        As discussed in more detail elsewhere herein, the Company entered into the License Agreement with Biogen that became effective on February 1, 2017. Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS. On March 1, 2017, the Company announced plans to complete the remaining research and development efforts of FP187® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the United States associated with the Company, or the U.S. IP, we have permanently discontinued our development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States, including product sales of a DMF formulation, are not expected.

        The Group's current business activities are limited to maximizing the benefit of the License Agreement, which requires the Company to prevail in the Opposition Proceeding. If the Company does not prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely, the Company's ability to continue as a going concern long term would be uncertain and management would consider, amongst other things, an orderly wind-down of operations. A successful outcome of the Opposition Proceeding is highly uncertain and even if there is a successful outcome in the Opposition Proceeding, future revenues from the License Agreement would only be realized if other conditions defined be the License Agreement are met. For more information, see "Item 3. D. Risk Factors," "Item 4. Information on the Company" and the Group's consolidated financial statements.

        At December 31, 2019, the Group had cash and cash equivalents and working capital amounting to $77.6 million and $77.6 million, respectively. The Group has no material long-term obligations. Management currently believes there is adequate liquidity to fund the Group's operations beyond the next twelve months; however, unforeseen events could negatively affect management's estimate. In addition, as discussed in more detail below, the Danish and German tax authorities have commenced tax audits of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. There is a risk that at the conclusion of the tax audits, the Danish and/or German tax authorities could assess additional taxes, interest and/or penalties on the Group. The imposition of additional taxes, interest and/or penalties by the taxing authorities could have a material adverse effect on the Group. For more information, see the risk factor entitled "There is no assurance that the joint tax audit being conducted by the Danish and German tax authorities will not result in double taxation" and the Group's consolidated financial statements.

Restructuring

        In June 2017, under the terms of the License Agreement, the Company restructured its operations, or the Restructuring, whereby the Company transferred to Operations (a newly-created, wholly-owned Danish limited liability company) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, or the IP, and Operations transferred the IP to FWP IP (a newly-created, wholly-owned Danish limited liability company). The final step in the Restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold to HoldCo (a newly-formed Danish limited liability company) owned and controlled by the Foundation (a newly-formed independent Danish foundation). In consideration for the capital stock of FWP IP, HoldCo paid Operations 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate). The Foundation's three-member board includes one independent director and one director appointed by each of the Company and Biogen. Accordingly, the Company does not control, nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. In November 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2019 exchange rate) annually, or the Annual Funding, to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. The Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

Shareholder Distribution

        On August 2, 2017, the Company's shareholders approved a capital reduction of EUR 917.7 million, or $1.1 billion, which was effected in September 2017.

        Currently, there are no plans for future distributions of funds to our shareholders.

Amendment to the Company's Articles of Association

        In November 2017, the shareholders of the Company approved an amendment to the Company's articles of association, which modified the terms of certain outstanding options and warrants granted by the Company to mitigate the dilution to such awards caused by the Shareholder Distribution. In November 2017, a similar amendment was approved by the board of directors of the Company in respect to certain deferred share awards granted by the Company (the amended options, warrants and deferred shares are collectively referred to as the "Awards" and the amendments of the Awards are collectively referred to as the "Amendment"). The overall effect of the Amendment provided for cash payments to Award holders of EUR 36.2 million ($43.4 million based on the December 31, 2017 exchange rate) and a reduction in the number of outstanding Awards by 28.8 million. As a result of the Amendment, the Company recognized during 2017 compensation expense of $11.7 million, or the Award Compensation, and a reduction to shareholder equity of $32.2 million. See Note 3.3 in the accompanying financial statements for additional information.

License Agreement

        On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the IP, effective as of February 9, 2017. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion, or the Non-refundable Fee, in February 2017.

Trend Information

        We do not have any commercialized products on the market. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the U.S. IP, we have permanently discontinued our development of DMF formulations, including FP187®. At this time, the Company's only potential source of future revenue is contingent on a favorable outcome of the Opposition Proceeding. A successful outcome in the Opposition Proceeding is highly uncertain, but if it were to occur, and provided other conditions set forth in the License Agreement are met, the Company would be entitled to royalties based on Biogen's net sales of Tecfidera® outside the United States, as defined by the License Agreement. Accordingly, should we be entitled to royalties based on Biogen's net sales of Tecfidera® outside the United States, we expect trends in the biopharmaceutical market to have an impact on our business, particularly, trends that effect the market for, or price of, Tecfidera® sales outside the United States.

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

        Management concluded that the Non-refundable Fee should be recognized as revenue in full in 2017. In reaching this conclusion, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed intellectual property both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed intellectual property whether under a co-exclusive license or an exclusive license. At the time the License Agreement became effective, the Company was required to (i) to fund the cost to file, prosecute and maintain the United States patents and European patent EP 2801355 associated with the Company, (ii) to participate in an intellectual property advisory committee and (iii) to provide the Annual Funding of 100,000 DKK (collectively referred to as "Defense Costs"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company's obligation to defend the intellectual property does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen received full unrestricted use of the Company's intellectual property at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed intellectual property, the License Agreement is deemed to provide Biogen with a right to use the Company's intellectual property upon the consummation of the License Agreement and accordingly, the Non-refundable Fee was recognized as revenue in February 2017.

        Effective upon Biogen purchasing the U.S. IP, the Company is no longer required to fund Defense Costs associated with the U.S. IP.

        The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Opposition Proceeding, including any appeals, and certain other conditions of the License Agreement are satisfied. It is highly uncertain whether the Company will prevail in the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement or any other source. In the event the Company does prevail in the Opposition Proceeding, Biogen would be obligated to remit future royalties to the Company as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied. If the Company fails to prevail in the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain. See Notes 1.2 and 1.5 in the accompanying financial statements for additional information.

Research and development costs

        For the years ended December 31, 2018 and 2017, our research and development costs consisted primarily of:

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

        As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the U.S. IP, we permanently discontinued our research and development efforts involving DMF products, including FP187®.

        For the year ended December 31, 2019, our research and development costs relate to activities being conducted at the EPO to defend and protect our non-U.S. IP. Accordingly, our research and development costs are primarily Patent Fees associated with our non-U.S. IP and we estimate that our research and development costs in the future will be limited to Patent Fees associated with our non-U.S. IP; however, we may incur minor costs to meet remaining regulatory requirements associated with the wind-down of our research and development efforts.

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

  •
  information technology related expenses;

  •
  cost of facilities, communication and office expenses;

  •
  investor relations and other costs associated with our public listing of our ADSs on Nasdaq; and

  •
  in 2017, costs of the Restructuring and expenses associated with intellectual property-related activities carried out in the courts to protect, defend and enforce patent rights granted against third parties (not residing within the USPTO, EPO or other country-specific patent registry offices).

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

Results of Operations

Comparison of the years ended December 31, 2019 and 2018

	Year ended December 31,
	2019	2018	Change favorable (unfavorable)
	(USD in thousands)
Research and development costs	(1,049)	(2,748)	1,699
General and administrative costs	(4,234)	(9,535)	5,301

Operating (loss)	(5,283)	(12,283)	7,000
Exchange rate gains (losses)	759	2,713	(1,954)
Other finance costs	303	644	(341)

(Loss) before tax	(4,221)	(8,926)	4,705
Income tax benefit (expense)	—	204	(204)

Net (loss)	(4,221)	(8,722)	4,501

Research and development costs for the years ended December 31, 2019 and 2018

        Research and development costs for the years ended December 31, 2019 and 2018 were $1.0 million and $2.7 million, respectively. The decrease in research and development costs for the year ended December 31, 2019 of $1.7 million is the result of lower costs incurred in connection with the Opposition Proceedings, lower share-based compensation and the wind down of our development efforts of FP187®. Fees to patent advisors and other patent-related costs incurred in connection with the Opposition Proceeding decreased from $826,000 in the year ended December 31, 2018 to $322,000 in the year ended December 31, 2019. The decrease is the result of reduced activities subsequent to the conclusion of the oral proceeding before the Opposition Division of the EPO concerning patent EP2801355 where the Opposition Division revoked patent EP2801355 on January 29, 2018. Share-based compensation decreased from $1.5 million in the year ended December 31, 2018 to $625,000 in the year ended December 31, 2019. The decrease in share-based compensation resulted from equity awards that were issued prior to December 31, 2017 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting combined with an increased number of equity awards where the underlying expense was fully recognized prior to the year ended December 31, 2019 as performance and/or service conditions were fulfilled prior to December 31, 2018. The balance of the decrease in research and development cost during the year ended December 31, 2019 is the result of the downward trend in year-to-year costs incurred to wind down FP187® development activities. As of December 31, 2019, the wind down of FP187® development activities is complete.

        We currently expect that our research and development costs will decrease or remain at current levels in the future; however, considering the high level of uncertainty associated with estimating the nature and timing of costs to be incurred to continue the Opposition Proceeding, including any appeals, it is possible that unforeseen events could occur that could have a material effect on our estimated expenditures. Prospectively, research and development activities will primarily relate to Patent Fees. We may experience significant fluctuations in our expenses, period-to-period, as the result of the varying nature of the services expected to be provided by our patent advisor in connection with the Opposition Proceeding.

General and administrative costs for the years ended December 31, 2019 and 2018

        General and administrative costs for the years ended December 31, 2019 and 2018 were $4.2 million and $9.5 million, respectively. The decrease in general and administrative costs in the year ended December 31, 2019 of $5.3 million resulted primarily from a decrease in legal and accounting costs, lower patent advisory fees incurred in connection with the Interference Proceeding, lower share-based compensation and an overall reduction in overhead costs. Legal and accounting fees were $2.2 million in the year ended December 31, 2018 compared to $964,000 for the year ended December 31, 2019. Our legal and accounting costs are significantly affected by material non-recurring transactions, such as the License Agreement, and the nature, volume and complexity of our business activities. Subsequent to entering into and complying with the License Agreement, the implementation of our organizational realignment, which included staff and cost reductions, and the Interference Proceeding's unfavorable outcome, our business activities require less legal and accounting support and accordingly such costs have diminished during the year ended December 31, 2019. Patent advisory fees incurred in connection with the Interference Proceeding were $453,000 in the year ended December 31, 2018 compared to $3,000 in the year ended December 31, 2019. The reduction in patent advisory fees is the direct result of the conclusion of the Interference Proceeding in January 2019 as such advisors were not needed after that date. Share-based compensation decreased from $4.6 million in the year ended December 31, 2018 to $1.5 million in the year ended December 31, 2019. The decrease in share-based compensation resulted from equity awards that were issued prior to December 31, 2017 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting combined with an increased number of equity awards where the underlying expense was fully recognized prior to the year ended December 31, 2019 as performance and/or service conditions were fulfilled prior to December 31, 2018. The balance of the decrease in general and administrative cost during the year ended December 31, 2019 is the result of cost-cutting measures put in place.

        We currently expect that our general and administrative costs will remain at current levels; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating income (expense) for the years ended December 31, 2019 and 2018

        During each of the years ended December 31, 2019 and 2018, the Group recognized foreign exchange gains of $759,000 and $2.7 million respectively. The foreign exchange gain in each year resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash is converted to the functional currency of the Company and Operations (the DKK) at year end.

        Other finance income (expense) primarily includes interest income on USD cash deposits net of bank fees, or negative interest, on EUR and DKK cash deposits.

Income tax (benefit) expense for the years ended December 31, 2019 and 2018

        For the year ended December 31, 2019, the Group incurred a loss for tax purposes. The tax loss combined with the Group not meeting the requirements to recognize deferred tax assets, resulted in no income tax benefit (expense) being recognized for the year ended December 31, 2019. The tax benefit recognized during the year ended December 31, 2018 of $204,000 results in part from a change in estimate of $161,000 and the balance relates to changes in deferred tax balances during the year. The effective tax rates for each of the years ended December 31, 2019 and 2018, were 0.0% and 2.3% respectively. The effective tax rates in 2019 and 2018, differ from the Danish statutory tax rate of 22.0%, as the result of unrecognized deferred tax assets.

        Since there is significant uncertainty as to whether the Group will have taxable income in the future, deferred tax assets that are available at December 31, 2019 do not meet the criteria for financial statement recognition and accordingly have not been recognized in the accompanying consolidated financial statements.

        There is an ongoing joint tax audit being conducted by the Danish and German tax authorities of the Group's Danish and German tax returns. While management believes the tax filing positions taken were correct, there is always the risk that the tax authorities could disagree resulting in additional taxes, interest and penalty being assessed and the amount could be material. See below as well as Note 3.4 to the financial statements for additional information.

Comparison of the years ended December 31, 2018 and 2017

	Year ended December 31,
	2018	2017	Change favorable (unfavorable)
	(USD in thousands)
Revenue from the License Agreement	—	1,250,000	(1,250,000)
Cost of the Aditech Transfer Agreement	—	(25,000)	25,000
Research and development costs	(2,748)	(20,496)	17,748
General and administrative costs	(9,535)	(17,107)	7,572

Operating (loss) income	(12,283)	1,187,397	(1,199,680)
Exchange rate gains (losses)	2,713	(241)	2,954
Interest income from available-for-sale financial assets	—	227	(227)
Other finance costs	644	(2,895)	3,539

(Loss) income before tax	(8,926)	1,184,488	(1,193,414)
Income tax benefit (expense)	204	(267,395)	267,599

Net (loss) income	(8,722)	917,093	(925,815)

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

        The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Opposition Proceeding, including any appeals, and certain other conditions of the License Agreement are satisfied. It is highly uncertain whether the Company will prevail in the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement or any other source. If the Company fails to prevail in the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain. See Notes 1.2 and 1.5 to the accompanying financial statements for additional information.

Cost of the Aditech Transfer Agreement for the years ended December 31, 2018 and 2017

        The terms of the Transfer Agreement between Aditech and the Company, including the addendum to the agreement, or the Addendum, executed in January 2017, provided for Aditech to receive a royalty equal to 2% of the Non-refundable Fee, which equaled $25 million. During the year ended December 31, 2018, there were no amounts due to Aditech.

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

Research and development costs for the years ended December 31, 2018 and 2017

        Research and development costs for the years ended December 31, 2018 and 2017 were $2.7 million and $20.5 million, respectively. The decrease in research and development costs for the year ended December 31, 2018 of $17.7 million is the result of lower costs incurred in connection with the Interference and Opposition Proceedings, lower share-based compensation and the wind-down of our development efforts of FP187®. Fees to patent advisors and other patent-related costs decreased from $2.7 million in the year ended December 31, 2017 to $826,000 in the year ended December 31, 2018. The decrease is the result of reduced activities subsequent to the PTAB's issuance of the decision in the Interference Proceeding in favor of Biogen on March 31, 2017 and the conclusion of the oral proceeding before the Opposition Division of the EPO concerning patent EP2801355 where the Opposition Division revoked patent EP2801355 on January 29, 2018. Non-cash, share-based compensation of $4.9 million combined with $9.5 million of Award Compensation incurred in connection with the Amendment of Awards, as discussed above, decreased from $14.4 million in the year ended December 31, 2017 to $1.5 million in the year ended December 31, 2018. The decrease in share-based compensation resulted in part from the non-reoccurrence of $9.5 million of Award Compensation recognized in 2017 in connection with the Amendment of Awards, the nonrecurring benefit of $1.8 million recognized in 2017 in connection with equity awards that were forfeited by terminated employees and the balance relates to equity awards that were issued during the years ended December 31, 2017, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. The balance of the decrease in research and development cost during the year ended December 31, 2018 is the result of winding down FP187 ® development activities including all preclinical, clinical and contract manufacturing activities that were in process prior to the effective date of the License Agreement.

General and administrative costs for the years ended December 31, 2018 and 2017

        General and administrative costs for the years ended December 31, 2018 and 2017 were $9.5 million and $17.1 million, respectively. The decrease in general and administrative costs in the year ended December 31, 2018 of $7.6 million resulted primarily from a decrease in legal and accounting costs, lower patent advisory fees incurred in connection with the Interference Proceeding, the absence in 2018 of nonrecurring costs incurred in connection with the formation of FWP IP in 2017 and an overall reduction in overhead costs. Legal and accounting fees were $6.9 million in the year ended December 31, 2017 compared to $2.2 million for the year ended December 31, 2018. During the year ended December 31, 2017, the Company had significant nonrecurring needs for legal and accounting advice in connection with entering into and complying with the License Agreement. There was no similar need for such services during the year ended December 31, 2018. Patent advisory fees incurred in connection with the Interference Proceeding were $1.2 million in the year ended December 31, 2017 compared to $453,000 for the year ended December 31, 2018. The reduction in patent advisory fees reflects less demand for such services in 2018. During the year ended December 31, 2017, we incurred a nonrecurring charge of $759,000 in connection with the formation of FWP IP as discussed above. Non-cash share-based compensation of $2.2 million combined with $2.2 million of Award Compensation incurred in connection with the Amendment of Awards, as discussed above, increased from $4.4 million in the year ended December 31, 2017 to $4.6 million in the year ended December 31, 2018. The increase in share-based compensation resulted from a number of offsetting items, including the nonrecurring benefit of $5.8 million recognized in 2017 in connection with equity awards that were forfeited by terminated employees, net of the non-reoccurrence of $2.2 million of Award Compensation recognized in 2017 in connection with the Amendment of Awards and the impact of equity awards that were issued during the years ended December 31, 2017, 2016 and 2015 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting. The balance of the decrease in general and administrative cost during the year ended December 31, 2018 is the result of cost-cutting measures put in place.

Non-operating income (expense) for the years ended December 31, 2018 and 2017

        During the year ended December 31, 2018, the Group recognized a foreign exchange gain of $2.7 million. The $2.7 million foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash is converted to the functional currency of the Company and Operations (the DKK) at December 31, 2018. During the year ended December 31, 2017, the Company recognized a foreign exchange loss of $241,000. The $241,000 foreign exchange loss resulted primarily from the negative effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash and cash equivalents are converted to DKK at December 31, 2017.

        During the year ended December 31, 2017, the Company recognized interest income from available-for-sale financial assets of $227,000. During the year ended December 31, 2018, the Company did not hold available-for-sale financial assets.

        Other finance income (expense) primarily includes interest income on USD cash deposits net of bank fees, or negative interest, on EUR and DKK cash deposits. The favorable change during the year ended December 31, 2018 is the result of lower bank fees incurred in 2018 on lower EUR cash holdings during 2018 subsequent to the capital reduction in September 2017 and increased interest income on USD cash deposits resulting from higher rates in 2018.

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

  Share-based compensation

        The fair value of equity awards (the share-based compensation arrangements we have historically used have included deferred shares, share options and warrants) issued to our employees, board members, consultants and non-employee consultants in connection with their services provided to the Group are recognized as compensation expense over the applicable service period which is also the vesting period.

        The Company determines the initial fair value and subsequent accounting for equity awards granted to the Company's employees, consultants, directors and non-employee consultants using an option pricing model (Black-Scholes) that requires management to use many subjective assumptions. The subjective nature of the assumptions requires management to use significant judgment, and small changes in any individual assumption or in combination with other assumptions may yield significantly different results. The most significant assumptions used to fair value equity awards included the expected period an equity award will be outstanding and the volatility of the Company's ADSs. As a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted.

  Income taxes

        Management uses subjective judgments, estimates, and assumptions to determine current and deferred tax provisions as well as current and deferred tax assets and liabilities. The judgments, estimates, and assumptions used by management can change over time as the result of new information becoming available or as facts and circumstance change. Any change will affect our reported assets, liabilities and operating results and the effect could be material. There are transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters could differ from the amounts initially estimated, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made, and the effect could be material.

        When we recognize deferred tax assets, including the tax base of tax loss carryforwards, management assesses that these taxes can be offset against positive taxable income within a foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits together with future tax planning strategies. Such a judgment will be made on an ongoing basis and is based on historical results of operations, budgets, and business plans, including any planned commercial activities. This judgment is made periodically after considering current facts, circumstances, budgets, and business plans as well as the risks and uncertainty associated with the operations of the Group. As facts and circumstances change, adjustments to previously made estimates will be made that could result in volatility in reported operating results and the occurrence of unforeseen events could have a material favorable or unfavorable effect on the financial statements of the Group. Taxable profits are not assured beyond December 31, 2019; therefore, temporary differences that will be available to offset taxable profits after December 31, 2019 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

  Tax uncertainties

        The Group's Danish, German, and United States tax returns are subject to periodic audit by the local tax authorities and are subject to ongoing audits in Germany and Denmark. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group, which would expose the Group to additional taxes being assessed, including interest and penalties that could be material. The Group exercises significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management's interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by a Group company, it would likely have a material adverse effect on the Group's financial position and operating results. See "Joint tax audit in Denmark and Germany" below.

        To date, the ongoing tax audits have focused on the intercompany recognition of revenue and expenses to ensure that such transactions were conducted at arm's length. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management consulted with professional tax advisors when establishing tax filing positions and believes that the tax filing positions taken with regards to intercompany transactions are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. See also "Joint tax audit in Denmark and Germany" below.

  Joint tax audit in Denmark and Germany

        Currently, the Danish and German tax authorities are conducting a joint tax audit of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements.

        To date, the joint tax audit has focused on the intercompany recognition of revenue and expenses to ensure that such transactions were conducted at arm's length. It is possible that the ongoing joint tax audit could result in the Danish and German tax authorities mutually agreeing to allocate a greater portion of the Group's total 2017 taxable income to FP GmbH (referred to as the "Reallocation of Taxable Income"). If such Reallocation of Taxable Income were to occur, it could trigger a net increase in the Group's total income tax expense caused by the higher statutory tax rate in Germany of 31.9% versus Denmark's statutory tax rate of 22.0%. Effectively, the Reallocation of Taxable Income would shift taxable income to Germany that would be taxed at 31.9% while reducing taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards of 12.0 million EUR ($13.4 million based on the December 31, 2019 exchange rate) that could be used to mitigate an increase in income tax expense resulting from a Reallocation of Taxable Income. Any Reallocation of Taxable Income that is not covered by FP GmbH's tax loss carryforwards and not subject to minimum taxation rules in Germany would result in an increase in income tax expense at a rate of approximately 10 percentage points.

        The Danish and German tax authorities may currently be discussing a Reallocation of Taxable Income; however, Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the conclusion of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings. If the Danish and German tax authorities mutually agree to a Reallocation of Taxable Income, the Group's only option to mitigate the increase in income tax expense would be to seek relief through litigation in Germany. If litigation in Germany were pursued, it would be time-consuming and costly and there is no assurance that the outcome of such litigation would be successful.

        If the Danish and German tax authorities do not mutually agree to a Reallocation of Taxable Income, the German tax authorities could unilaterally increase the taxable income of FP GmbH, which could lead to double taxation and an increase in the Group's total income tax expense. In such case, the Group's only option to mitigate the increase in income tax expense would be to seek relief through entering into a MAP comprising a government-to-government dispute resolution mechanism and/or commence litigation against the tax authorities. If relief is sought through a MAP, double taxation will be eliminated; however, there is no assurance that a MAP and/or litigation in Germany would eliminate a net increase in the Group's total income tax expense caused by a Reallocation of Taxable Income, which could be material and could result in a material outflow of cash that would negatively impact the Group's financial position, operating results, and cash holdings.

        The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the conclusion of the litigation and/or MAP, could have a material adverse effect on the Group's financial position, operating results and cash holdings.

        The timing of the completion of the joint tax audit by the tax authorities is currently unknown.

        For more, see "Risk Factors—Risks Related to Our Financial Position and Capital Needs" and Note 3.4 in the accompanying financial statements for additional information.

Recent Accounting Pronouncements

  Standards effective in 2019:

        The IASB issued new standards and amendments to standards and interpretations that became effective in 2019, or the 2019 New Standards. None of the 2019 New Standards, including IFRS 16 Leasing, or IFRS 16, as discussed below, had an impact on the Group's financial statements.

        IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 became effective on January 1, 2019. The Group does not have long-term leases and therefore the adoption of IFRS 16 had no effect on the Group's consolidated financial statements.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2020, or the New Standards. None of the New Standards are currently expected to have a material effect on the Group's financial statements.

JOBS Act Exemptions

        Until December 31, 2018, we were an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an emerging growth company. As an emerging growth company, we elected to take advantage of the following exemptions:

  •
  not providing an auditor attestation report on our internal control over financial reporting; and

  •
  not providing all of the compensation disclosure that is required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

        The JOBS Act also permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to "opt out" of this provision and, as a result, we complied with new or revised accounting standards as required when they were adopted. This decision to opt out of the extended transition period under the JOBS Act was irrevocable.

B. Liquidity and Capital Resources

Comparison of the Years ended December 31, 2019 and 2018

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
	(USD in thousands)
Net cash flows (used in) operating activities	(2,231)	(14,787)
Net cash flows provided by investing activities	—	3
Net cash flows (used in) financing activities	(799)	(8,120)

Net (decrease) in cash and cash equivalents	(3,030)	(22,904)
Net foreign exchange differences	(1,914)	(4,108)
Cash and cash equivalents beginning of year	82,542	109,554

Cash and cash equivalents end of year	77,598	82,542

        Net cash flows used in operating activities for the year ended December 31, 2019 totaled $2.2 million compared to net cash flows used in operating activities for the year ended December 31, 2018 of $14.8 million. The cash flows used in operating activities for the year ended December 31, 2019 were due to the loss incurred for the year offset by non-cash share-based compensation of $2.1 million. The cash flows used in operating activities for the year ended December 31, 2018 were due to the loss incurred for the year combined with the payment of liabilities recognized at the end of 2017, including tax obligations, offset by non-cash share-based compensation of $6.2 million.

        The cash inflow provided by investing activities of $3,000 for the year ended December 31, 2018 is the receipt of a rent security deposit associated with vacated office space.

        Cash flows used in financing activities for each of the years ended December 31, 2019 and 2018 totaled $799,000 and $8.1 million respectively. Such uses of cash were the result of cash outflows for the repurchase of equity awards.

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

        Net cash flows used in operating activities for the year ended December 31, 2018 totaled $14.8 million compared to net cash flows provided by operating activities for the year ended December 31, 2017 of $939.9 million. The cash flows used in operating activities for the year ended December 31, 2018 were due to the loss incurred for the year combined with the payment of liabilities recognized at the end of 2017, including tax obligations, offset by non-cash share-based compensation of $6.2 million. The cash flows provided by operating activities for the year ended December 31, 2017 were due to the receipt of the nonrecurring Non-refundable Fee of $1.25 billion offset by operating costs and income taxes.

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

  Funding Requirements and Capital Resources

        We believe that our cash and cash equivalents will enable us to fund our operating expenses beyond the next twelve months. We currently have no plans to acquire capital assets except for immaterial purchases of office equipment. We currently estimate that our use of cash for the year ending December 31, 2020 will range from $4 million to $6 million. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Opposition Proceeding and to defend and protect the intellectual property associated with the Company. There are other uncertainties that could negatively affect our estimated cash spend in 2020 including, but not limited to, the level of support needed from professional tax advisors to defend tax filing positions and an unforeseen negative outcome of the joint tax audit in process in Denmark and Germany (see Note 3.4 to the accompanying financial statements for additional information). Accordingly, our estimated use of cash for the year ending December 31, 2020 could change near-term and the change could be material. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  the outcome of the Opposition Proceeding, including any appeals;

  •
  our efforts to secure and protect the intellectual property associated with the Company with the objective of obtaining and maintaining royalty-bearing patents;

  •
  the outcome and associated costs, fees, and expenses of the joint tax audit of our Danish and German tax returns; and

  •
  the costs to maintain the infrastructure necessary for a publicly listed company.

        Except for the capital reduction in September 2017, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

  Capital Expenditures

        Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2020 or thereafter.

C. Research and Development and Patents

        See "Item 4. Information on the Company—B. Business Overview" and "Item 5.A. Operating results."

D. Trend Information

        See "Item 5.A. Operating results."

E. Off-balance Sheet Arrangements

        In 2004, Aditech (a related party), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to the Transfer Agreement that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems, or the Aditech IP. In connection with the License Agreement, the Company and Aditech executed the Addendum to the Transfer Agreement. The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any).

        Under the terms of the License Agreement, and as discussed in more detail elsewhere herein, the Company restructured its operations on June 30, 2017. The restructuring provided for, among other things, the transfer of certain assets and liabilities to Operations, including the legal and beneficial rights, title and interest to certain intellectual property, for Operations to transfer such intellectual property to FWP IP and for Operations to sell FWP IP to FWP HoldCo. In connection therewith, a number of agreements were executed between the Company, Biogen, Operations and FWP IP including the IPR Services, Administration, Funding and Novation Agreement, or IPR Agreement.

        The IPR Agreement requires Operations to pay an annual fee to FWP IP of 100,000 DKK ($15,000 based on the December 31, 2019 exchange rate) as consideration for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property. Operations is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Operations' obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

        FP USA has an office lease that expires on September 30, 2020. The monthly rent during the three-month period ending March 31, 2020 is $1,150 and the monthly rent during the six-month period ending September 30, 2020 is $1,276.

        The Company has entered into a lease with Nordic Biotech Advisors ApS for certain office space that houses the Company's corporate headquarters in Copenhagen, Denmark. The amount payable under the lease is variable based on a defined formula and the agreement can be cancelled by either party with six months' prior written notice. For the year ended December 31, 2019, we paid 611,291 DKK (approximately $92,000 based on the December 31, 2019 exchange rate), including VAT, for the use of such premises and we estimate that amounts due under the lease for 2020 will not be materially different.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2019.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations*	17	17	45	75	154
Operating lease obligations	48	—	—	—	48

Total	65	17	45	75	202

(*)
Includes the annual fee of 100,000 DKK due to FWP IP assuming a conversion rate to U.S. Dollars of 6.6759 as quoted by the Danish National Bank for December 31, 2019. The annual fee has been estimated through the end of 2029; however, such obligation to fund could be terminated earlier or later as defined in the License Agreement.

        The table above does not include amounts that would be payable to Aditech if we collect royalties from Biogen in accordance with the License Agreement. The amount, if any, and timing of potential payments to Aditech cannot be estimated at this time but could be material. See Note 6.2 in the accompanying financial statements for additional information.

        The table above excludes $278,000 that is contingently payable to certain employees, including the CEO, directors and a consultant if certain service requirements are met as defined in the underlying agreements. If the service requirements are met, the amounts due accrue pro rata through May 2020 and under certain conditions, the amounts could be paid sooner. In addition, the table also excludes

$870,000 that is contingently payable, as defined in the underlying agreements, to the CEO and a consultant if there is a favorable outcome in the Opposition Proceeding and certain service requirements are met. We are unable to estimate when or if there will be favorable outcome of the Opposition Proceeding. See Note 3.3 in the accompanying financial statements and the disclosure above regarding the Amendment for additional information.

G. Safe Harbor

        Refer to the information set forth under the heading "Cautionary Note Regarding Forward-Looking Statements" on page 1.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        The following table sets forth information regarding our board of directors and senior management. Unless otherwise stated, the business address for our executive officers and directors is Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

Name	Age	Position
Florian Schönharting	51	Chairman
Claus Bo Svendsen	43	Chief Executive Officer
Thomas Carbone	62	Vice President, Finance and Controller, FP USA
Torsten Goesch	60	Director
Grant Hellier Lawrence	58	Director
Jakob Mosegaard Larsen	47	Director
Duncan Moore	61	Director

Florian Schönharting, Chairman

        Mr. Schönharting is currently the chairman of our board of directors and has served on the board since our incorporation in July 2005. Mr. Schönharting is our co-founder. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S), Zealand Pharma A/S and Acadia Pharmaceuticals Inc. Mr. Schönharting has more than 25 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. He actively managed BI Healthcare SICAV and BI Bioteknologi SICAV for eight years. Mr. Schönharting currently manages the following funds and certain affiliates of these funds: NB Public Equity K/S, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting has an M.Sc. (Econ) from Copenhagen Business School.

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

Thomas Carbone, Vice President, Finance and Controller, FP USA (Principal Accounting Officer)

        Mr. Carbone has served as the Vice President, Finance and Controller of FP USA since August 2014. Prior to joining us, he spent over 30 years providing auditing and accounting services to a diversified client base of public and private companies, including many in the biotechnology and pharmaceutical industries. Mr. Carbone has extensive experience with the reporting requirements for publicly listed companies and the complex rules and regulations that public companies must comply with. He has been involved in numerous public offerings of debt and equity securities, including many initial public offerings. His most recent role was Partner at a nationally recognized public accounting firm.

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

Duncan Moore, Director

        Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge, he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the BankInvest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical and Oncology Venture A/S. In addition, he has a board position at Cycle Pharma and Braidlock Limited. He is also the Chairman of the Scottish Life Sciences Association and serves on the Board of Governors of Merchiston Castle School in Edinburgh and the International School in Shenzhen in the People's Republic of China.

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

        According to the Articles of Association, the board of directors must consist of not less than three and no more than seven members. The board of directors currently consists of five members. All members of the board of directors are elected by our shareholders at the general meeting for one-year terms. At the end of each term, they are eligible for re-election. The board of directors plans to meet at least two times each year, and meetings can be called when deemed necessary by any of our directors or executive officers or by our auditor.

        Under the shareholders' agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NB FP Investment K/S will have the right to nominate four directors, Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S will jointly have the right to nominate one director, and NB FP Investment II K/S shall have the right to nominate one director to the board.

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us because, as of March 31, 2020, we only have 4 employees.

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

Board Committees

Audit Committee

        We have an audit committee, which consists of Mr. Grant Hellier Lawrence and Dr. Duncan Moore. Mr. Grant Hellier Lawrence has served on the audit committee since his election to the board of directors in July 2015, and Dr. Duncan Moore has served on the audit committee since his election to the board of directors in May 2016. Since there are no specific requirements under Danish law on the composition of our audit committee, we do not comply with Rule 5605(c) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Mr. Grant Hellier Lawrence and Dr. Duncan Moore satisfy the director and audit committee "independence" requirements of each of the Nasdaq Marketplace Rules and Section 10A(m)(3)(B)(i) of the Exchange Act.

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

B. Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2019, the aggregate compensation paid to our executive officer and members of our board of directors (including share-based compensation) was $2,083,000. This amount includes $316,000 that was deemed to be the repurchase of equity awards for financial reporting purposes and accounted for as a reduction in shareholders' equity. During the years ended December 31, 2018 and December 31, 2019, there were no equity awards granted to our executive officer or members of our board of directors.

        None of our directors are employees of Forward Pharma A/S or its wholly-owned subsidiaries, FP USA and Operations, or Operations' wholly-owned subsidiaries, FP GmbH and FA, and accordingly, we do not have any written agreements with them providing for benefits upon termination.

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

        We, through our wholly-owned subsidiary FP USA, have also entered into a written service agreement with our Vice President, Finance and Controller, Thomas Carbone, which contains, among other things, provisions regarding non-competition, confidentiality of information, and assignment of inventions.

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

C. Board Practices

        See "Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors" and "—B. Compensation."

D. Employees

        As of December 31, 2019, we had five employees of which four are in Europe and one is in the United States. One employee holds an M.D. and a Ph.D. degree. One of our employees is represented by a labor union while none of our employees are covered under a collective bargaining agreement. We consider our relations with our employees to be good.

E. Share ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2020.

Directors and Executive Officers	# of Shares	% of issued Shares(1)
Florian Schönharting(2)	51,647,900	54.32%
Torsten Goesch(3)	17,576,400	18.49%
Jakob M. Larsen(4)	178,280	*
Grant H. Lawrence(5)	178,280	*
Duncan Moore(6)	265,662	*
Claus Bo Svendsen(7)	240,000	*

*
Represents less than 1%.

(1)
Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2020 (i.e., May 31, 2020) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2020, we had 95,073,864 ordinary shares outstanding.

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

(4)
Includes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that may be exercised during the period from July 1, 2018 to June 30, 2021 (absent a discontinuation of service). Excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service).

(5)
Includes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that may be exercised during the period from July 1, 2018 to June 30, 2021 (absent a discontinuation of service). Excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service).

(6)
Includes options to purchase up to 265,662 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from May 1, 2019 to April 30, 2022 (absent a discontinuation of service). Excludes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service). Also excludes 121,207 deferred shares that will not become exercisable until October 10, 2020 (absent a change in control of the Company).

(7)
Includes options to purchase 240,000 shares at an exercise price of $4.51 per share that may be exercised during the period June 1, 2019 to May 31, 2021 (absent a discontinuation of service). Excludes options to purchase 469,519 shares at an exercise price of 0.01 DKK per share that, to the extent they become exercisable by continued service, may be exercised only during the period from November 30, 2020 to November 29, 2022 (absent a change in control of the Company or discontinuation of service) and options to purchase 120,000 shares at an exercise price of $2.24 per share that, to the extent they become exercisable by continued service, may be exercised only during the period from March 1, 2021 to February 28, 2023 (absent discontinuation of service). Also excludes options to purchase 600,000 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a change in control of the Company or discontinuation of service) and 40,000 deferred shares that will not become exercisable before May 31, 2020.

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of April 1, 2020, April 1, 2019 and April 1, 2018, each being the most recent practicable date before reporting for the last three fiscal years based on information available to the Company.

	2018		2019		2020
Name	# of Shares	% of issued Shares	# of Shares	% of issued Shares	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	24,250,680	25.70%	24,250,680	25.51%	24,250,680	25.51%
Nordic Biotech Opportunity Fund K/S(1)	21,177,980	22.44%	21,177,980	22.28%	21,177,980	22.28%
NB FP Investment K/S(2)	5,014,720	5.31%	5,014,720	5.27%	5,014,720	5.27%
Rosetta Capital I, LP	17,576,400	18.63%	17,576,400	18.49%	17,576,400	18.49%
The Bank of New York Mellon(3)	22,968,570	24.34%	22,968,570	24.16%	22,968,570	24.16%
BVF Partners L.P. and its affiliates(4)	10,642,834	11.30%	18,092,758	19.03%	14,092,736	14.82%
Newtyn Management, LLC(5)	—		—		5,973,800	6.28%

*
Based on 95,073,864 ordinary shares outstanding as of April 1, 2020.

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

(4)
The information in the table and this note is derived from a Schedule 13G/A filed jointly by BVF Partners L.P. ("Partners"), BVF Inc., Mark N. Lampert, Biotechnology Value Fund, L.P. ("BVF"), BVF I GP LLC ("BVF GP"), Biotechnology Value Fund II, L.P. ("BVF2"), BVF II GP LLC ("BVF2 GP"), Biotechnology Value Trading Fund OS LP ("Trading Fund OS"), BVF Partners OS Ltd. ("Partners OS") and BVF GP Holdings LLC ("BVF GPH" and together with Partners, BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS and Partners OS, the "BVF Entities") with the SEC on February 14, 2020. Based on information contained in the Schedule 13G/A, as of December 31, 2019 (i) BVF beneficially owned 6,719,416 shares, of which 457,472 are represented by ADSs, (ii) BVF2 beneficially owned 5,370,319 shares, of which 371,919 are represented by ADSs, and (iii) Trading Fund OS beneficially owned 930,692 shares, of which 66,478 are represented by ADSs. BVF GP, as the general partner of BVF, may be deemed to beneficially own the 6,719,416 shares beneficially owned by BVF. BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 5,370,319 shares beneficially owned by BVF2. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 930,692 shares beneficially owned by Trading Fund OS. BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 12,089,735 shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 14,092,736 shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the "Partners Managed Accounts"), including 1,072,309 shares, of which 29,855 are represented by ADSs, held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 14,092,736 shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 14,092,736 shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts. The ordinary shares underlying the ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mark N. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of each of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)
The information in the table and this note is derived from a Schedule 13G filed by Newtyn Management, LLC ("Newtyn") with the SEC on February 14, 2020. Based on information contained in the Schedule 13G, as of December 31, 2019, (i) Newtyn Partners, LP ("NP") beneficially owned 247,499 ADSs, representing 3,464,986 ordinary shares, and (b) Newtyn TE Partners, LP ("NTE") beneficially owned 179,201 ADSs, representing 2,508,814 ordinary shares. Newtyn, as the investment manager to NP and NTE, may be deemed to beneficially own the ADSs beneficially owned by NP and NTE. The ordinary shares underlying these ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of Newtyn, NP and NTE is 60 East 42nd Street, Suite 960, New York, New York 10165.

        As of April 1, 2020, there were a total of 17 holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. Eight holders of record of our ordinary shares had addresses in the United States, representing 44.46% of our ordinary shares. As of April 1, 2020, there were a total of two holders of record of our ADSs, both of which had addresses in the United States.

        Our shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B. Related Party Transactions

        The following is a description of the related party transactions that we have entered into since January 1, 2018 with any of the members of our board of directors, our executive officers, our major shareholders or our affiliates.

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2019 and 2018, we paid 611,000 DKK ($92,000 based on the average exchange rate for the year) and 601,000 DKK ($95,000 based on the average exchange rate for the year), including VAT, respectively, for such premises.

Employment Agreements and Equity Grants

        We have entered into employment agreements with our executive officers, and issued warrants, deferred shares and share options to our executive officers and members of our board of directors. See "Item 6. Directors, Senior Management and Employees" for more information.

Indemnification Agreements

        We have entered into indemnification agreements with members of our board of directors and our officers.

Legal Services Provided by Mazanti-Andersen Korsø Jensen Law Firm LLP

        Mazanti-Andersen Korsø Jensen Law Firm LLP acts as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, is a partner at Mazanti-Andersen Korsø Jensen Law Firm LLP. Mazanti-Andersen Korsø Jensen Law Firm LLP charged us for services it rendered on an hourly basis and expenses incurred. For the year ended December 31, 2019, we incurred legal expenses for services rendered by Mazanti-Andersen Korsø Jensen Law Firm LLP of 1,557,000 DKK (approximately $233,000 based on the exchange rate for the year ended December 31, 2019). Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders.

Consulting Agreements with Certain Directors

        We have entered into a consulting agreement with Dr. Duncan Moore who is a member of our board of directors. Pursuant to the consulting agreement with Dr. Moore, Dr. Moore will act as an advisor for the chairman of the board of directors and will perform director-level consulting services as requested by the board of directors from time to time. The consulting agreement with Dr. Moore expires on October 10, 2020. As compensation for the consulting services, the Company granted Dr. Moore a deferred share award with respect to 121,207 shares. The deferred shares vest over a period of four years, with 25% of the shares vesting on the first four anniversaries of October 10, 2016. In addition, subject to Dr. Moore's continuing service to the Company as a consultant, 100% of the unvested deferred shares will vest and be issued to Dr. Moore immediately prior to a change in control.

        Dr. Moore is not entitled to any compensation under his consulting agreement other than the deferred share awards discussed above.

Aditech Agreements

        In 2010, we entered into a Transfer Agreement with Aditech, and in January 2017, we entered into the Addendum to this agreement. See "Item 4. Information on the Company—Business Overview—Material Agreements" for more information.

IPR Agreement.

        The IPR Agreement requires Operations, our wholly-owned subsidiary, to pay an annual fee to FWP IP, which was a wholly-owned subsidiary of Operations until November 22, 2017, of 100,000 DKK ($15,000 based on the December 31, 2019 exchange rate) as consideration for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property. Operations is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Operations' obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

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

ITEM 9.    THE OFFER AND LISTING

A. Offering and Listing Details

        See "Item 9. C. Markets" for information regarding our ADSs.

B. Plan of Distribution

        Not applicable.

C. Markets

        ADSs representing our ordinary shares are listed on The Nasdaq Capital Market under the symbol "FWP." Effective as of December 6, 2019, the Company changed the ADS ratio from one ADS per two ordinary shares to one ADS per fourteen ordinary shares.

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

  •
  on September 1, 2017, to decrease the share capital at a premium rate and pay the proceeds to the shareholders at a rate of EUR 19.45 per share of nominally 0.10 DKK (corresponding to EUR 2.43125 per share of nominally 0.01 DKK that was annulled);

  •
  on November 21, 2017, to adopt principles for the adjustment of certain award terms and compensation of certain award holders due to the changes in the Company's capital structure etc. resolved on the Company's extraordinary general meeting on August 2, 2017;

  •
  on November 28, 2017, to implement the terms applicable to warrants granted to employees, board members and a consultant of the Company;

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

  •
  on May 8, 2019, to extend until May 1, 2024 the authorizations of the board of directors pursuant to articles 3.2, 3.4, 3.6 and 4.2 in our Articles of Association to (a) issue warrants and corresponding shares to employees, members of the executive management, members of the board of directors and consultants, (b) issue shares to employees, members of the executive management, members of the board of directors and consultants, (c) issue shares without pre-emption rights of the existing shareholders, and (d) have the Company acquire its own shares; and

  •
  on November 26, 2019, to implement the terms applicable to warrants granted two employees of the Company, including Claus Bo Svendsen.

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

Registration Rights

        Certain holders of our ordinary shares are entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as Registrable Securities. The holders of these Registrable Securities possess the registration rights pursuant to the terms of a registration rights agreement dated as of September 11, 2014.

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

September 2014 Shareholders' Agreement

        In connection with the consummation of our initial public offering, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S, which were holders of approximately 55% of our ordinary shares outstanding after consummation of our initial public offering, entered into a new shareholders' agreement dated September 8, 2014.

        The key terms of the shareholders' agreement are as follows:

  •
  Appointment of the Board: Providing NB FP Investment K/S with the right to nominate four directors (including the chairman), Nordic Biotech Opportunity Fund K/S and Nordic Biotech K/S, collectively with the right to nominate one director, and NB FP Investment II K/S with the right to nominate one director;

  •
  Veto rights of NB FP Investment K/S: Prohibiting the other parties to the shareholders' agreement from voting in favor of certain key decisions without the approval of NB FP Investment K/S;

  •
  No dividends: Providing that dividends are not expected to be paid prior to an exit event as set forth in the shareholders' agreement;

  •
  Drag-along rights: Providing NB FP Investment K/S with drag-along and exit rights in certain situations; and

  •
  Capital increases: Providing NB FP Investment K/S with the right to cause the other parties to approve an increase in share capital in certain situations.

D. Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation in the Kingdom of Denmark that affect or restrict the import or export of capital (including foreign exchange control), the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares or ADSs, except for any legislation restricting the remittance of dividends, interest and other payments in compliance with United Nations and European Union sanctions.

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

Taxation of Shareholders Resident in Denmark

        When considering the taxation of Danish tax resident holders of the ADSs (companies and individuals), it is assumed that for tax purposes Danish resident holders of the ADSs should be treated as holders of unlisted shares in Forward Pharma A/S. It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes. For the purpose of the below comments, it is assumed that the ADSs listed in the United States should be treated as non-listed shares.

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

        Gains on the sale of shares are taxed at a rate of 27% on the first 54,000 DKK in 2019 (for cohabiting spouses a total of 108,000 DKK), and at a rate of 42% on share income over 54,000 DKK (for cohabiting spouses a total of 108,000 DKK). In 2020, the sale of shares will be taxed as share income at a rate of 27% on the first 55,300 DKK (for cohabiting spouses a total of 110,600 DKK), and at a rate of 42% on share income over DKK 55,300 (for cohabiting spouses a total of 110,600 DKK). All amounts are subject to annual adjustments and include all share income derived by the individual or cohabiting spouses, respectively.

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

        Capital gains from the sale of Taxable Portfolio Shares are taxable at the corporate income tax rate of 22% irrespective of ownership periods. Losses on such shares are deductible only against gains on taxable Portfolio Shares unless the mark-to-market principle is applied.

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

        Dividends paid to companies are generally subject to withholding tax, which is the responsibility of the recipient, at a rate of 22%. Certain options to lower this rate exist dependent on the shareholder status.

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

        If a foreign corporate shareholder is a tax resident within the EU/EEA or in a country that has a double tax treaty with Denmark, and the shares held by the company are allocated to a Danish permanent establishment, then the dividends should be tax-exempt if the shares held fall within the definition of Group Shares and Subsidiary Shares as defined in "Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies" above. If a foreign shareholder is not a tax resident within the EU/EEA or in a country that has a double tax treaty with Denmark, or if the dividends are derived from Taxable Portfolio Shares and Tax-exempt Portfolio Shares, the 22% rate applies. However, only 70% of any dividends from Tax-exempt Portfolio Shares are taxable, resulting in an effective tax rate of 15.4%.

        Denmark has executed double tax treaties with approximately 90 countries, including the United States and almost all members of the EU (excluding France and Spain). If Denmark has entered into a double tax treaty with the country in which the shareholder is resident, the shareholder may, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the tax (typically 15%) to which Denmark is entitled under the relevant tax treaty, by completing the relevant online request to the Danish tax authorities. The treaty between Denmark and the United States generally provides for a 15% rate.

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

        A "U.S. Holder," for purposes of the U.S. federal income tax discussion below, is a beneficial owner of the ADSs as capital assets within the meaning of Section 1221 of the Code, who is eligible for the benefits of the Treaty and is:

          (1)   an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

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

Passive Foreign Investment Company Rules

        Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we were a PFIC for each of the six years preceding December 31, 2019, and may be classified as a PFIC in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we ceased to meet the threshold requirements for PFIC status and that U.S. Holder made a qualifying "deemed sale" election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds received on the sale of other distributions of ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, and otherwise complies with the applicable backup withholding rules.

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

Market Risk

Foreign currency exchange rate risk

        We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD and the Euro.

        Forward Pharma A/S's, Operations', and FA's functional currency is the DKK, FP GmbH's functional currency is the Euro, and FP USA's functional currency is the USD. Our expenses to date have been largely denominated in USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates. Our revenue from the License Agreement and our obligation to Aditech were denominated in USD. It is very common for a group company to conduct cross-border transactions where the functional currency is not always used, including purchases from vendors in the United Kingdom, where the GBP is used, and the United States, where the USD is used. In addition, the Company and Operations, who each use the DKK as their functional currency, have large cash holdings in Euros and USD. Accordingly, future changes in the exchange rates of the DKK, the Euro and/or the USD will expose us to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For the years ended December 31, 2019, 2018 and 2017, we recognized foreign exchange gains (losses) of $759,000, $2.7 million and ($241,000) respectively. While we benefited from changes in foreign exchange rates in 2019 and 2018, it is possible that a foreign exchange loss as experienced in 2017 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect us and the effect could be material.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

        We estimate a 10% increase in the value of the U.S. Dollar relative to the Euro and the DKK would have decreased our net loss for the year ended December 31, 2019 by $455,000. A 10% decrease in the value of the U.S. Dollar relative to the Euro and the DKK would have increased our net loss for the year ended December 31, 2019 by a similar amount.

Credit Risk

        As of December 31, 2019, our cash and cash equivalents are held primarily at two banks that have Moody's long-term debt ratings of Aa3 or better. We do not invest in equity instruments or derivatives. Our investment criteria require preservation of capital and diversification in high credit rated financial institutions.

Liquidity Risk

        As of December 31, 2019, we held cash and cash equivalents totaling $77.6 million, which we believe will be sufficient to provide adequate funding to allow us to meet our planned operating activities in the normal course of business beyond the year ending December 31, 2019.

        We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Opposition Proceeding and to defend and protect the intellectual property associated with the Company. There are other uncertainties that could negatively affect our estimated cash spend in 2020 including, but not limited to, the level of support needed from professional tax advisors to defend tax filing positions and an unforeseen negative outcome of the joint tax audit in process in Denmark and Germany (see Note 3.4 to the financial statements for additional information). Accordingly, our estimated use of cash for the year ending December 31, 2020 could change near-term and the change could be material.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        No matters to report.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2019, our principal executive and financial officer concluded that, as of such date, our disclosure controls and procedures were not effective, as a result of the material weakness in internal controls over financial reporting described below.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2019 due to the material weakness described below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        Based on the evaluation performed as of December 31, 2017, in accordance with the COSO criteria, management identified a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions primarily as a result of limited resourcing. While management took actions to remediate the material weakness, or Actions, during the years ended December 31, 2019 and 2018, as discussed below, no complex non-routine transactions occurred during the years ended December 31, 2019 and 2018. Therefore, management was not able to monitor and test whether the Actions taken were sufficient to remediate the material weakness. As a result of the lack of objective evidence that the Actions taken were sufficient to remediate the material weakness, management must conclude that the material weakness has not been remediated. Accordingly, based on the evaluation performed as December 31, 2019, in accordance with the COSO criteria, management continues to disclose a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions.

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

Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm as the result of the Company meeting the definition of a non-accelerated filer and therefore such report is not required under applicable rules and regulations of the SEC.

Changes in Internal Control Over Financial Reporting

        As discussed above, management took actions during the years ended December 31, 2019 and 2018 to remediate the material weakness, including the hiring of an outside advisor, or the Advisor, to evaluate the current design of our internal control environment and suggest steps to enhance processes. The Advisor's suggestions have been implemented. In addition, we also hired an experienced professional who has many years of financial reporting experience working at a subsidiary of a U.S. listed company as well as over ten years of experience working at a large, international accounting firm. The professional holds a senior position within the Company's finance department and is involved in overseeing all the activities of the finance department in Denmark. The professional reports to the Vice President, Finance and Controller and has direct access to the Company's Chief Executive Officer. Should the Group enter into a complex non-routine transaction in the future, the professional will independently evaluate the technical aspects, in accordance with IFRS, and financial statement implications of such transaction, and ensure that such transaction is correctly accounted for and disclosed in the Company's consolidated financial statements. The professional's role within our system of internal control over financial reporting affords management the ability to enhance segregation of duties by redefining roles and responsibilities of staff to increase oversight and review capabilities.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our auditors, Ernst & Young P/S, have performed the following services for the Company during the past two years:

	2019	2018
	(USD in thousands)
Audit	$250	$333
Audit related	—	—

Total	$250	$333

        All services provided to the Company by Ernst & Young P/S are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In 2019, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Our ADSs are listed on The Nasdaq Capital Market. However, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country in lieu of certain provisions of the Nasdaq Listing Rules.

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

ITEM 18.    FINANCIAL STATEMENTS

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    EXHIBITS

Exhibit Index

Exhibit Number		Description
1.1	(9)	English translation of Amended and Restated Articles of Association, dated November 26, 2019.
2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.
2.2	(3)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.
2.3		Letter Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated May 29, 2019.
2.4	(3)	Form of American Depositary Receipt (included in Exhibit 2.2).
2.5	(2)	Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.
2.6		Description of Securities.
4.1	(1)	Patent Transfer Agreement, dated May 4, 2010, between Forward Pharma A/S and Aditech Pharma AG.
4.2	(6)	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.
4.3	(1)	Form of Director and Officer Indemnification Agreement.
4.4	(4)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan.
4.5	(5)	Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.
4.6	(8)	Call Option Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.
4.7	(8)	Pledge Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.
4.8	(8)	Share Purchase Agreement, dated as of November 22, 2017, by and between Forward Pharma Operations ApS and FWP HoldCo ApS.
4.9	(7)	Asset Contribution Agreement, dated as of June 30, 2017, by and between Forward Pharma A/S and Forward Pharma Operations ApS.

Exhibit Number		Description
4.10	(7)	IPR Services, Administration, Funding and Novation Agreement, dated as of June 30, 2017, by and among Forward Pharma A/S, Forward Pharma Operations ApS, FWP IP ApS, Biogen Swiss Manufacturing GmbH and Biogen International Holding Limited.
8.1		List of Subsidiaries.
12.1		Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2		Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1		Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of Ernst & Young P/S, Independent Registered Public Accounting Firm.
101.1		Interactive Data Files (XBRL-Related Documents).

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

(7)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on September 26, 2017.

(8)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on November 22, 2017.

(9)
Incorporated by references from the Registrant's Current Report on Form 6-K filed with the SEC on December 13, 2019.

SIGNATURE

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S
By:	/s/ CLAUS BO SVENDSEN
	Name:	Claus Bo Svendsen
	Title:	Chief Executive Officer

Date: April 24, 2020

Forward Pharma A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Forward Pharma A/S

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of Forward Pharma A/S (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Copenhagen, Denmark
April 24, 2020

Consolidated Statement of Financial Position

as of December 31, 2019 and 2018

		December 31,
	Notes	2019	2018
		USD '000	USD '000
Assets
Other non-current asset	6.2	2	2

Total non-current assets		2	2

Prepayments	4.2	292	340
Other receivables	4.3	95	266
Income tax receivable	3.4	178	182
Cash and cash equivalents	5.2	77,598	82,542

Total current assets		78,163	83,330

Total assets		78,165	83,332

		December 31,
	Notes	2019	2018
		USD '000	USD '000
Equity and Liabilities
Share capital	5.1	152	152
Other components of equity:
Foreign currency translation reserve		85,849	87,748
Accumulated deficit		(8,432)	(5,686)

Equity attributable to shareholders of the Parent		77,569	82,214

Total equity		77,569	82,214

Trade payables	5.4	82	428
Income tax payable	3.4	—	68
Accrued liabilities	4.4	514	622

Total current liabilities		596	1,118

Total equity and liabilities		78,165	83,332

See accompanying notes to these consolidated financial statements

Consolidated Statement of Profit or Loss

for the years ended December 31, 2019, 2018 and 2017

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2019	2018	2017
		USD	USD	USD
Revenue from settlement and license agreement	1.2	—	—	1,250,000
Cost of the Aditech Pharma AG agreement	1.2, 6.2	—	—	(25,000)
Research and development costs	3.2, 3.3, 4.1	(1,049)	(2,748)	(20,496)
General and administrative costs	3.2, 3.3, 4.1, 6.1	(4,234)	(9,535)	(17,107)

Operating (loss) income		(5,283)	(12,283)	1,187,397
Exchange rate gain (loss), net		759	2,713	(241)
Interest income from available-for-sale financial assets		—	—	227
Other finance income (expense)	5.3	303	644	(2,895)

(Loss) income before tax		(4,221)	(8,926)	1,184,488
Income tax benefit (expense)	3.4	—	204	(267,395)

Net (loss) income for the year		(4,221)	(8,722)	917,093

Net (loss) income for the year attributable to:
Equity holders of the Parent		(4,221)	(8,722)	917,093

Per share amounts:
Net (loss) income per share basic	3.5	(0.04)	(0.09)	2.41

Net (loss) income per share diluted	3.5	(0.04)	(0.09)	2.30

See accompanying notes to these consolidated financial statements

Consolidated Statement of Other Comprehensive (Loss) Income

for the years ended December 31, 2019, 2018 and 2017

		Year ended December 31,
	Notes	2019	2018	2017
		USD '000	USD '000	USD '000
Net (loss) income for the year		(4,221)	(8,722)	917,093

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	2.1	—	—	(218)
Exchange differences on translation of foreign operations	2.1	(1,899)	(4,154)	129,673

Net other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(1,899)	(4,154)	129,455

Other comprehensive (loss) income		(1,899)	(4,154)	129,455

Total comprehensive (loss) income		(6,120)	(12,876)	1,046,548

Attributable to:
Equity holders of the parent		(6,120)	(12,876)	1,046,548

See accompanying notes to these consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

for the years ended December 31, 2017, 2018 and 2019

	Notes	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available-for- sale financial assets	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
At January 1, 2017		800	339,955	(37,771)	218	(147,400)	155,802

Net income for the year		—	—	—	—	917,093	917,093
Other comprehensive income (loss)		—	—	129,673	(218)	—	129,455

Total comprehensive income (loss)		—	—	129,673	(218)	917,093	1,046,548

Shareholder distribution	5.1	(650)	(340,003)	—	—	(753,274)	(1,093,927)
Distribution to equity award holders	3.3	—	—	—	—	(32,208)	(32,208)
Exercise of warrants	5.1	1	48	—	—	—	49
Share-based payment costs	3.3	—	—	—	—	7,082	7,082
Tax benefit resulting from share-based payment costs	3.4	—	—	—	—	6,334	6,334

Transactions with owners		(649)	(339,955)	—	—	(772,066)	(1,112,670)

At December 31, 2017		151	—	91,902	—	(2,373)	89,680

At January 1, 2018		151	—	91,902	—	(2,373)	89,680

Net loss for the year		—	—	—	—	(8,722)	(8,722)
Other comprehensive (loss)		—	—	(4,154)	—	—	(4,154)

Total comprehensive (loss)		—	—	(4,154)	—	(8,722)	(12,876)

Exercise of warrants	5.1	1	—	—	—	—	1
Distribution to equity award holders	3.3	—	—	—	—	(761)	(761)
Share-based payment costs	3.3	—	—	—	—	6,170	6,170

Transactions with owners		1	—	—	—	5,409	5,410

At December 31, 2018		152	—	87,748	—	(5,686)	82,214

At January 1, 2019		152	—	87,748	—	(5,686)	82,214

Net loss for the year		—	—	—	—	(4,221)	(4,221)
Other comprehensive (loss)		—	—	(1,899)	—	—	(1,899)

Total comprehensive (loss)		—	—	(1,899)	—	(4,221)	(6,120)

Distribution to equity award holders	3.3	—	—	—	—	(670)	(670)
Share-based payment costs	3.3	—	—	—	—	2,145	2,145

Transactions with owners		—	—	—	—	1,475	1,475

At December 31, 2019		152	—	85,849	—	(8,432)	77,569

See accompanying notes to these consolidated financial statements

Consolidated Statement of Cash Flows

for the years ended December 31, 2019, 2018 and 2017

		Year ended December 31,
	Notes	2019	2018	2017
		USD '000	USD '000	USD '000
Operating activities:
(Loss) income before tax		(4,221)	(8,926)	1,184,488
Adjustments to reconcile (loss) income before tax to net cash flows (used in) provided by operating activities:
Share-based payment costs	3.3	2,145	6,170	7,082
Depreciation expense	4.1	1	4	227
Other including foreign exchange rate gain (loss)		—	6	4,217
Cash inflow from interest on available-for-sale financial assets		—	—	571
Cash inflow for taxes		—	472	—
Cash (outflow) for taxes		(67)	(7,089)	(255,453)
Decrease in other receivables and prepayments		200	384	71
(Decrease) in trade payables and accrued liabilities		(289)	(5,808)	(1,256)

Net cash flows (used in) provided by operating activities		(2,231)	(14,787)	939,947

Investing activities:
Proceeds from the maturity of available-for-sale financial assets		—	—	85,368
Reduction in non-current asset		—	3	—
Purchase of equipment	4.1	—	—	(3)

Net cash flows provided by investing activities		—	3	85,365

Financing activities:
Shares issued for cash	5.1	—	1	49
Shareholder distribution	5.1	—	—	(1,093,927)
Repurchase of equity awards	3.3	(799)	(8,121)	(24,813)

Net cash flows (used in) financing activities		(799)	(8,120)	(1,118,691)

Net (decrease) in cash and cash equivalents		(3,030)	(22,904)	(93,379)
Net foreign exchange differences		(1,914)	(4,108)	145,035
Cash and cash equivalents at January 1		82,542	109,554	57,898

Cash and cash equivalents at December 31		77,598	82,542	109,554

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Section 1—Corporate information

1.1   Organization

        Forward Pharma A/S (the "Company" or "Parent") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's directly, and indirectly, owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH ("FP GmbH"), Forward Pharma USA, LLC ("FP USA"), Forward Pharma FA ApS ("FA") and Forward Pharma Operations ApS ("Operations"), respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the "Group." The Company's board of directors authorized the issuance of the financial statements included herein on April 24, 2020.

        As discussed in more detail in Note 1.2, effective as of February 1, 2017, the Company entered into a Settlement and License Agreement (the "License Agreement") with two wholly owned subsidiaries of Biogen Inc. (collectively "Biogen"). Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of dimethyl fumarate ("DMF"), for the treatment of multiple sclerosis ("MS") patients. The Company announced on March 1, 2017 plans to complete the remaining research and development efforts of FP187® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. As discussed in Note 1.2, the Company has permanently discontinued the development of DMF formulations, including FP187®.

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

        The Foundation's three-member board includes one independent director and one director appointed by each of the Parent and Biogen. Accordingly, the Parent does not control, nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. During November 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2019 exchange rate) annually (the "Annual Funding") to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. The Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

        On August 2, 2017, the Company's shareholders approved a 10-for-1 share split (the "Share Split"). Except if disclosed otherwise, all share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Subsequent to the Share Split, the nominal value of an

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

ordinary share of the Parent is 0.01 DKK. See Note 3.5 for additional information regarding share and per share information.

        On August 2, 2017, the Company's shareholders approved a capital reduction with a corresponding shareholder distribution of 917.7 million Euros ("EUR") ($1.1 billion) (the "Capital Reduction"). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. Currently, there are no plans to distribute funds to shareholders in the future.

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

  Background

        On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board ("PTAB") declared Patent Interference No. 106,023 (the "Interference Proceeding") between the Company's United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514B2 held by a subsidiary of Biogen, Inc. The License Agreement did not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company's European patent EP2801355 (the "Opposition Proceeding"). The License Agreement allows for the PTAB and the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"), as applicable, and the Opposition Division, the Technical Board of Appeal (the "TBA") and the Enlarged Board of Appeal of the European Patent Office (the "EPO"), as applicable, to make final determinations in the proceedings before them. As discussed further below, the final determinations in the proceedings would determine whether future royalties are due to the Company in accordance with the License Agreement. An unsuccessful outcome in the Interference Proceeding would result in the Company not being entitled to royalties based on Biogen's future net sales in the United States, as defined in the License Agreement, and an unsuccessful outcome in the Opposition Proceeding would result in the Company not being entitled to royalties on Biogen's future net sales outside the United States, as defined in the License Agreement.

  Interference Proceeding

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal with the Federal Circuit seeking to have the PTAB's decision overturned and the Interference Proceeding reinstated. On October 24, 2018, the Federal Circuit affirmed the PTAB's decision. On November 21, 2018, the Company filed a petition for rehearing of the Federal Circuit's decision. The rehearing request was denied on January 2, 2019 and the Federal Circuit's decision became final on January 9, 2019. The Federal Circuit's final decision ended the Interference Proceeding in favor of Biogen. As a result of the unsuccessful outcome of the Interference Proceeding,

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States, as defined in the License Agreement.

        On March 25, 2019, the Company received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company (the "U.S. IP") pursuant to the License Agreement. The Foundation and Biogen have consummated the assignment of the U.S. IP to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. IP. In addition, the Company will not be able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®.

        As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's exercise of its option to purchase the U.S. IP, the Company has permanently discontinued the development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States are not expected.

  Opposition Proceeding

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. Given the expected timeline for the resolution of the Opposition Proceeding, including any appeals, the earliest time the Company may expect to receive any royalty income from the License Agreement, if at all, is 2023. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen's net sales outside the United States, as defined in the License Agreement.

        On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal will be heard by the TBA of the EPO on June 18, 2020 (the "2020 Hearing"). However, the 2020 Hearing may be delayed as a result of the ongoing novel coronavirus 2019 ("COVID-19") pandemic and, if the 2020 Hearing is delayed, a new hearing date is currently unknown. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2020 Hearing.

        If the Company receives a favorable ruling following the 2020 Hearing, it is expected that the TBA will remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

would take approximately two to three years to resolve the remaining elements of the original opposition. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. The Company is not entitled to any royalty payments from the License Agreement until and unless all remaining elements of the original opposition are resolved in its favor. As such, the earliest time the Company may expect to receive any revenues from the License Agreement, if at all, is 2023.

        If the Company receives an unfavorable ruling in the 2020 Hearing, it would, for all practical purposes, represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen's future net sales outside the United States, as defined in the License Agreement. The Company may request a rehearing of the 2020 Hearing with the Enlarged Board of Appeal of the EPO in an effort to overturn the unfavorable outcome, but the likelihood of getting a rehearing is low. The denial of a request to rehear would end the Opposition Proceeding in favor of the opponents.

  Aditech Pharma AG

        The receipt of the Non-refundable Fee in February 2017 triggered a $25 million obligation payable to Aditech Pharma AG in accordance with the addendum to the patent transfer agreement between the Company and Aditech Pharma AG. See Note 6.2.

1.3   Public listing of American Depositary Shares representing Ordinary Shares

        During the fourth quarter of 2014, the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADS") representing ordinary shares of the Company in the United States and issued 11.2 million ADSs at a price per ADS of $21.00 to investors. The IPO proceeds totaled $235.2 million before deducting the underwriters' commission and other direct and incremental costs associated with the IPO.

        Prior to the Share Split, each ADS represented one ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten ordinary shares and two ordinary shares, respectively. In addition, on December 6, 2019, an ADS ratio change was implemented that resulted in each ADS representing fourteen (14) ordinary shares (see Note 1.4).

1.4   Nasdaq's Continued Listing Requirements

        Prior to August 26, 2019, the Company's ADSs were listed on the Nasdaq Stock Market ("Nasdaq") Global Select Exchange ("GSE"). Nasdaq has continued listing requirements ("Continued Listing Requirements" or "CLR") that the Company must maintain in order to remain listed on the GSE. The CLRs include, amongst others, maintaining a minimum market value, as defined by the CLR, ("Minimum Market Value") and maintaining a minimum bid price of at least $1.00 per ADS, as defined by the CLR, ("Minimum Bid Price"). The Company's ADSs, during 2019, did not maintain the Minimum Market Value nor did it maintain the Minimum Bid Price requirements as required by the CLR to remain listed on the GSE. As the result of not maintaining the Minimum Market Value and the Minimum Bid Price, the Company received noncompliance letters from Nasdaq regarding the Minimum Market Value on June 21, 2019 and the Minimum Bid Price on June 25, 2019. Each noncompliance letter provided for a 180-day grace period for the Company to regain compliance with the CLR.

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

        On August 22, 2019, the Company received approval ("Approval Letter") from Nasdaq that the Company's application to transfer its listing from the GSE to Nasdaq's Capital Market ("CM") had been approved. The Company's ADSs commenced trading on the CM on August 26, 2019. As the result of the Company's listing being transferred to the CM, which has a less onerous Minimum Market Value than the GSE, it has gained compliance with Minimum Market Value as stated in the Approval Letter.

        Effective on December 6, 2019, the Company implemented an ADS ratio change (the "Ratio Change") in order to regain compliance with Nasdaq's Minimum Bid Price. The ADS ratio was changed from two ordinary shares per ADS to fourteen (14) ordinary shares per ADS through a reduction of the number of outstanding ADSs. On December 20, 2019, the Company received acknowledgement from Nasdaq that it had regained compliance with the Minimum Bid Price requirement. The Ratio Change had no effect on the total outstanding ordinary shares of the Company.

        In the future, if the Company fails to maintain compliance with the CLR, the Company's ADSs would likely be delisted from the CM and begin trading on the over-the-counter market (pink sheets).

        The Parent's ADSs traded under the symbol "FWP" while listed on the GSE and continue to be traded under the symbol "FWP" while listed on the CM.

1.5   Going Concern

        The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if the Company fails to prevail in the Opposition Proceeding, including all appeals, as discussed in Note 1.2, future revenues are unlikely, the Company's ability to continue as a going concern long-term would be uncertain, and management would consider, amongst other things, an orderly wind-down of operations.

Section 2—Basis of Preparation

2.1   Accounting policies

  Basis of preparation

        The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in United States Dollars ("USD"), and all values are rounded to the nearest thousand (USD '000), except when otherwise indicated.

  Basis of consolidation

        The consolidated financial statements comprise the financial statements of the Group as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

        FP GmbH, FP USA, and FA have been consolidated for all periods presented herein. Operations has been consolidated since its inception on June 30, 2017. FWP IP was consolidated from its inception on June 30, 2017 through November 22, 2017 when the capital stock of FWP IP was sold to HoldCo.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

  Translation from functional currencies to presentation currency

        The Group's consolidated financial statements are presented in USD, which is not the functional currency of the Parent. The Group's financial statements are presented in USD as the result of the Parent publicly listing the ADSs in the United States see Note 1.4. The Parent, Operations, FWP IP and FA's functional currency is the DKK, FP GmbH's functional currency is the EUR and FP USA's functional currency is the USD.

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

        As a result of the magnitude of the Non-refundable Fee, the amounts due per the Amendment (as defined in Note 3.3), and the amount due Aditech Pharma AG (see Note 6.2) combined with the weakening of the USD compared to the DKK during the year ended December 31, 2017, the Parent used the spot rate to translate such transactions to the presentation currency (USD). The spot rate was used to avoid the distortion of operating results that would have been caused had the average exchange rate been used. In addition, for the same reason, the average exchange rate for the three-month period ended March 31, 2017 was used to translate the income tax provision to the presentation currency.

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

        For each of the years ended December 31, 2019, 2018 and 2017, the amounts reflected as "Exchange rate gain (loss), net," within operating results include the following:

	Year Ended December 31,
	2019	2018	2017
	USD '000	USD '000	USD '000
Total foreign exchange rate gains	798	2,940	9,043
Total foreign exchange rate loses	(39)	(227)	(9,284)

Net foreign exchange rate gain (loss)	759	2,713	(241)

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

        The only contract that the Group is party to that is within the scope of IFRS 15 is the License Agreement. In concluding when the Non-refundable Fee should be recognized as revenue, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed IP both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed IP whether under a co-exclusive license or an exclusive license. At the time the License Agreement became effective, the Company was required (i) to fund the cost to file, prosecute and maintain the licensed IP as defined and to the extent set forth, in the License Agreement, (ii) to participate in an intellectual property advisory committee and (iii) to provide the Annual Funding (collectively "Defense Costs" or "Defend the IP"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, were to occur. Management concluded that the Company's obligation to Defend the IP does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen received full unrestricted use of the licensed IP at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed IP, the License Agreement is deemed to provide Biogen with a right to use the licensed IP upon the consummation of the License Agreement. Based on

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

the facts and circumstance discussed herein, the Non-refundable Fee was recognized as revenue when the performance obligations were satisfied.

        As the result of Biogen's purchase of the U.S. IP, as discussed in Note 1.2, the Company is no longer required to fund Defense Costs associated with the U.S. IP.

        The License Agreement provides for Biogen to remit to the Company royalties (as defined in Note 1.2) only if the Company is successful in the Opposition Proceeding, including all appeals, and provided that other conditions of the License Agreement are satisfied. Should the Company be entitled to receive royalties from Biogen in the future, such amounts will be recognized as revenue in the period the underlying sales occur. As described above, the Federal Circuit's final decision has ended the Interference Proceeding in favor of Biogen and as a result the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen's net sales outside the United States.

  Share-based payments

        Employees, board members and consultants (who provide services similar to employees) of the Group receive remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or options). The fair value of these equity-settled awards is determined at the date of grant resulting in a fixed fair value at grant date that is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. Fair value of warrants and options is determined using the Black-Scholes model while fair value of deferred shares is determined as the fair value of the underlying shares less the present value of expected dividends.

        Non-employee consultants of the Group have received equity settled awards in the form of share options as remuneration for services. The fair value of these equity-settled awards is measured at the time services are rendered using the Black-Scholes model. Under this method, the fair value is determined each quarter over the service period until the award vests.

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

directors approved adjustments to the terms and conditions governing certain warrants, deferred shares or options. The adjustments resulted in a combination of cash payments to the holders of the equity awards, reductions in the exercise prices of equity awards and a decrease in the total number of ordinary shares that may be subscribed for or purchased pursuant to outstanding equity awards.

  Employee benefits

        Employee benefits are primarily made up of salaries, share-based payments, Group-provided health insurance and Group contributions to a defined employee contribution retirement plan. The cost of these benefits is recognized as expenses as services are delivered. The Group's contributions to the employee defined contribution retirement plan have not been material.

  Operating Expenses in the Statement of Profit or Loss

  Research and development costs

        Research and development costs primarily comprise salary and related expenses, including share-based payment expense, license, patent and other intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices (for example the United States Patent and Trademark Office ("USPTO"), the EPO or other country-specific patent registry offices), manufacturing costs of pre-commercial product used in research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Group's research and development activities. As discussed in Notes 1.1 and 1.2, the Group began winding-down development activities of FP187® in March 2017 and in early 2019, the Company announced that all development activities of DMF formulations, including FP187®, were being permanently discontinued. Accordingly, beginning in 2019, research and development costs primarily relate to intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices as discussed herein.

        If expenses incurred are associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) ("Court Expenses") they are classified within general and administrative expenses. Court Expenses incurred during the years ended December 31, 2018 and 2017 totaled $453,000, and $1.2 million, respectively. Court Expenses incurred during the year ended December 31, 2019 were immaterial.

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

  Government grants

        Income from government grants is recognized when there is reasonable assurance that the grant will be received, all contractual conditions have been complied with, and where contingent repayment obligations remain, avoidance of such obligations are within the control of the Group and not probable to occur. When the grant is intended to subsidize costs incurred by the Group, it is recognized as a deduction in reporting the related expense on a systematic basis over the periods to which the costs relate. When the grant subsidizes a capital asset, it is recognized as income in equal amounts over the expected useful life of the related asset. For more information regarding government grants, see Note 6.2.

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

        Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or "uncertainty" and establishes provisions where appropriate. The IASB issued IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") in May 2017. IFRIC 23 clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 was adopted by the Group effective January 1, 2019. The adoption of IFRIC 23 had no effect on the Company's consolidated financial statements.

  Deferred income tax

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

  Equipment

        Historically equipment included computers, office equipment, furniture and manufacturing equipment. Equipment is reflected in the accompanying financial statements at cost net of accumulated depreciation. Manufacturing equipment owned by the Group was placed in service for the use of Group vendors that provided contract manufacturing services to the Group.

        Depreciation is calculated on a straight-line basis over the expected useful lives of the underlying assets of two to eight years. The residual values of equipment are not material. Except as discussed in Note 4.1, there have been no impairment losses recognized by the Group since the inception of the Company.

        The useful life of and method of depreciation of equipment are reviewed by management at least annually or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates. For all periods presented herein, the effect of changes in accounting estimates for equipment were immaterial.

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

        Receivables were measured at amortized cost using the effective interest rate method. Available-for-sale financial assets were carried at fair value with changes in fair value from period to period recognized in other comprehensive income. Interest income was reported using the effective interest rate method with foreign exchange gains or losses recognized in the consolidated statement of profit and loss within foreign exchange rate gain (loss). Subsequent to October 15, 2017, the Group did not hold available-for-sale financial assets.

  Financial asset impairment

        The Group assessed at the end of each reporting period whether there had been objective evidence that a financial asset or group of financial assets was impaired. Impairment losses would have been incurred if there was objective evidence of impairment and the evidence indicated that estimated future cash flows would be negatively impacted. For the year ended December 31, 2017, the Group did not experience an impairment of a financial asset.

  The basis of presentation of financial assets subsequent to the adoption of IFRS 9 on January 1, 2018

  Initial recognition and measurement

        The Group's financial assets are recognized initially at fair value. For financial assets acquired that will not be measured at fair value through profit and loss, the initial measure of fair value will include transaction costs.

  Subsequent measurement

        Financial assets are classified as either financial assets measured at amortized cost, measured at fair value through profit or loss or measured at fair value through other comprehensive income. The classification will depend on the facts and circumstances at the measurement date and the technical requirements of IFRS 9.

        As of and for the years ended December 31, 2019 and 2018, the only financial assets held by the Group were cash, cash equivalents and receivables. Cash and cash equivalents represent funds available on demand that are measured at cost. Historically, the Group's receivables are due within a short period of time and Group holds its receivables to collect contractual cash flows, accordingly, the fair value of receivables are based on the undiscounted amount due.

  Financial asset impairment

        IFRS 9 requires the use of the expected credit loss model (the "Model") to determine the amount of credit losses. Under the Model, the Group calculates the allowance for losses on a discounted basis based on different default scenarios probability weighted. For the years ended December 31, 2019 and 2018, credit losses incurred by the Group were insignificant.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

        Cash flows from investing activities are comprised primarily of cash received in connection with the maturity of available-for-sale financial assets.

        Cash flows from financing activities are comprised of proceeds from the repurchase of equity awards, share issuances and the Capital Reduction see Notes 3.3 and 5.1.

2.2   Significant accounting judgments, estimates and assumptions

        The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions (collectively "Judgments") that affect the reported amounts of income, expenses, assets and liabilities, as well as the accompanying disclosures. Management basis its Judgments on the facts and circumstances known at the time the consolidated financial statements are prepared. In the future, if facts and circumstances change and/or new information becomes available, it is possible that these Judgments will need to be revised resulting in adjustments to the carrying value of Group's assets and liabilities. Any adjustment to the carrying value of the Group's assets or liabilities will affect the Group's operating results and such effect could be material.

        For additional information regarding the Judgments that have the most significant impact on the consolidated financial statements of the Group, see the following:

Revenue recognition of the Non-refundable Fee	Note 2.1
Valuation of equity awards and the computation of share-based compensation	Note 3.3
Income taxes including accounting for tax contingencies	Note 3.4
Deferred tax accounting	Note 3.4

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

2.3   New and amendments to accounting standards

  Standards effective in 2019:

        The IASB issued new standards and amendments to standards and interpretations that became effective in 2019 (collectively "2019 New Standards"). None of the 2019 New Standards, including IFRS 16 Leasing ("IFRS 16") as discussed below, had an impact on the Group's financial statements.

        IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. IFRS 16 became effective on January 1, 2019. The Group does not have leases with a term of more than twelve months and therefore the adoption of IFRS 16 had no effect on the Group's consolidated financial statements. For additional information about the Group's leases, see Note 6.2.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2020 (collectively "New Standards"). None of the New Standards are currently expected to have a material effect on the Group's financial statements.

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

3.2   Staff costs

	Year ended December 31
	2019	2018	2017
	USD '000	USD '000	USD '000
Compensation to all personnel of the Group
Wages and salaries	825	1,123	2,166
Social taxes and benefits	46	27	197
Share-based payments (Note 3.3)(a)	2,145	6,170	7,082

Total	3,016	7,320	9,445

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	664	1,721	5,712
General and administrative costs	2,352	5,599	3,733

Total	3,016	7,320	9,445

Compensation to senior management personnel of the Group(b)
Wages and salaries(c)	324	342	622
Severance benefits	—	—	117
Share-based payments(d)	1,266	3,088	223

Total compensation paid to senior management personnel	1,590	3,430	962

(a)
The amount disclosed for the year ended December 31, 2017 includes the effect of the reversal of previously recognized share-based compensation of $7.6 million in connection with the termination of certain employees as well as an expense of $2.7 million related to certain terminated employees being allowed to hold vested options.

(b)
Senior management consisted of the Company's Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. The Company's Chief Operating Officer and Chief Financial Officer were terminated during 2017 and have not been replaced.

(c)
As discussed in more detail in Note 3.3, during each of the years ended December 31, 2019, 2018 and 2017, certain amounts were paid to warrant and option holders, including senior management, that were deemed to be a repurchase of equity awards and accounted for as a reduction of shareholders' equity. The amounts disclosed exclude $253,000, $265,000 and $7.2 million, respectively, that was paid to senior management and accounted for as a repurchase of equity awards.

(d)
The amount disclosed for the year ended December 31, 2017 includes the effect of the reversal of previously recognized share-based compensation of $5.3 million in connection with the termination of certain members of senior management as well as an expense of $1.3 million related to certain terminated members of senior management being allowed to hold vested options.

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

        Prior to the Share Split in 2017, each ADS represented one (1) ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten (10) ordinary shares and two (2) ordinary shares, respectively. On December 6, 2019, a further ADS ratio change was implemented, which resulted in each ADS representing fourteen (14) ordinary shares (see Note 1.4). The per share amounts disclosed herein are based on one ordinary share and therefore, the ADS ratio change on December 6, 2019 has no effect on the amounts disclosed.

        The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards to employees, consultants and directors of the Group. Subsequent to the Share Split and the Capital Reduction, the Equity Plan currently provides for the granting of an aggregate of 9.9 million ordinary shares. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains antidilution provisions in the event of a stock split or certain other corporate transactions. As of December 31, 2019, 3.2 million shares were available for future grant under the Equity Plan. In addition, at December 31, 2019, under Danish Corporate Law, the board of directors has available for the future grant 2.1 million warrants and 17 million deferred shares (inclusive of the shares available for future grant under the Equity Plan).

        During April 2019, 7,200 options (the "2019 Option") were granted to one employee at an exercise price per share of $0.60. The 2019 Option vests monthly over 36 months commencing on April 1, 2019.; however, the 2019 Option contains a provision whereby the holder cannot exercise prior to a defined date. Vesting and the exercise period are accelerated in the event there is a change in control, as defined in the award agreement. The terms of the 2019 Option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. The 2019 Option expires on April 1, 2025. At the date of grant, the aggregate fair value of the 2019 Option was not material.

        During September 2018, 7,200 options (the "2018 Option") were granted to one employee at an exercise price per share of $1.40. The 2018 Option vests in increments as defined through September 1, 2021; however, the 2018 Option contains a provision whereby the holder cannot exercise prior to a defined date. Vesting and the exercise period are accelerated in the event there is a change in control, as defined in the award agreement. The terms of the 2018 Option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

agreement. The 2018 Option expires on August 31, 2024. At the date of grant, the aggregate fair value of the 2018 Option was not material.

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

        During March 2017, the Company granted 60,000 options (600,000 after the Share Split) to the Company's Chief Executive Officer with an exercise price of $27.49 ($2.75 after the Share Split). Vesting is monthly over 48 months commencing on March 1, 2017; however, each award contains a provision whereby the Chief Executive Officer cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreement. Stock options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in March 2017 totaled $913,000.

        During June 2017, the Company granted 825,000 options (8.3 million after the Share Split) (the "June 2017 Options"), including 300,000 (3 million after the Share Split) that were granted to the Company's Chief Executive Officer and 75,000 (750,000 after the Share Split) that were granted to members of the Company's Board of Directors, that have an exercise price of $20.35 ($2.04 after the Share Split). Vesting is monthly over 36 months commencing on June 1, 2017; however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and/or exercise periods are accelerated under certain defined situations, including a change in control. The terms of the June 2017 Options include antidilution protection to the holders in the event there is a distribution to the shareholders as defined in the underlying award agreements. As a result of the Capital Reduction and the antidilution protection, the exercise price of the June 2017 Options has been decreased to the nominal value of an ordinary share, the number of shares that may be subscribed for pursuant to the June 2017 Options has been reduced by 80% (6.6 million options after the Share Split) (referred to as the "June 2017 Award Adjustment") and the holders could be due a total cash payment of 1.9 million EUR ($2.2 million based on the December 31, 2017 exchange rate) if all of the June 2017 Options vest.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The table below summarizes the amount paid in EUR (and USD equivalent) during each of the years ended December 31, 2019, 2018 and 2017 to the holders of the June 2017 Options as provided for by the June 2017 Award Adjustment:

	Year Ended December 31,
	2019	2018	2017
	EUR '000	EUR '000	EUR '000
Total paid in EUR in accordance with June 2017 Award Adjustment	596	650	361
	USD '000	USD '000	USD '000
USD equivalent converted at the prevailing conversion rate	670	761	430

        As of December 31, 2019, the remaining cash payment due to the holders of the June 2017 Options, if vesting occurs in full, is 248,000 EUR ($278,000 based on the December 31, 2019 exchange rate). Such amount is payable on pro rata basis over the remaining vesting period that ends on May 31, 2020. Since the June 2017 Option award agreements contain antidilution terms, payments made to the holders as the result of such terms are treated as a reduction to shareholder equity. The June 2017 Options expire six years from the date of grant. At the date of grant, the aggregate fair value of options granted in June 2017 Options totaled $8.9 million.

        During June 2017, the Company granted 90,000 deferred shares (900,000 after the Share Split) (the "June 2017 Deferred Shares"), including 45,000 (450,000 after the Share Split) granted to the Company's Chief Executive Officer. Subject to meeting defined employment provisions, 50,000 of the June 2017 Deferred Shares (500,000 after the Share Split), including 25,000 (250,000 after the Share Split) held by the Company's Chief Executive Officer, vest in the event there would have been a successful outcome of the Interference Proceeding, as defined in the award agreements, and, subject to meeting defined employment provisions, the balance vest in the event there is a successful outcome of the Opposition Proceeding as defined in the award agreements. The deferred shares that vest in the event there is a successful outcome to the Interference Proceeding expire five years from the date of grant, or earlier, in the event of an unsuccessful outcome in the Interference Proceeding, while the remaining deferred shares expire five years from date of grant, or earlier, in the event of an unsuccessful outcome of the Opposition Proceeding. At the date of grant, the aggregate fair value of the deferred shares totaled $1.8 million. The fair value of the June 2017 Deferred Shares will be recognized as an expense within the statement of profit and loss only if such deferred shares vest. In addition, the award agreements underlying the June 2017 Deferred Shares contain provisions similar to the antidilution provisions included in the June 2017 Options. Accordingly, the number of shares that may be subscribed for pursuant to the June 2017 Deferred Shares awards agreements has been reduced by 80% (720,000 deferred shares after the Share Split) (referred to as the "Deferred Share Adjustment") and the antidilution provisions would have obligated the Company to remit an aggregate of 1.7 million EUR ($2.0 million based on the December 31, 2019 exchange rate) to the holders, payable upon vesting, if all the June 2017 Deferred Shares had vested. Subsequent to the Deferred Share Adjustment, there were 180,000 deferred shares outstanding of which 100,000 would have vested upon a successful outcome of the Interference Proceeding and the balance vest in the event there is a successful outcome of the Opposition Proceeding as defined in the award agreements. As a result of the unsuccessful outcome of the Interference Proceeding, as discussed in Note 1.2, 100,000 deferred shares expired on January 9, 2019 when the Federal Circuit's decision became final. The potential antidilution payment due to the holders of the June 2017 Deferred Shares should the Company by successful in the Opposition Proceeding, as defined, totals 777,000 EUR ($870,000 based on the December 31, 2019 exchange rate).

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        During the year ended December 31, 2017, a number of employees, including the Company's former Chief Executive and Operating Officer, Chief Financial Officer, and two board members terminated roles with the Company (collectively "Former Employees"). At the time of termination, unvested equity awards held by the Former Employees were forfeited resulting in the reversal of previously recognized share-based compensation of $7.6 million. The equity awards forfeited included 284,000 deferred shares (2.8 million after the Share Split) and 564,000 options or warrants (5.6 million after the Share Split). The Company's board of directors allowed ("Allowance") the Former Employees to continue to hold 1.1 million vested options or warrants (11.1 million after the Share Split) that would have otherwise been forfeited shortly after each Former Employee's termination date if not exercised. As the result of the Allowance, the Company, during the year ended December 31, 2017, recognized share-based compensation of $2.7 million.

        In November 2017, the shareholders of the Company approved an amendment to the Company's articles of association. The amendment modified the terms of certain outstanding options and warrants granted by the Company before June 2017 to mitigate the dilution to such awards caused by the Capital Reduction. In November 2017, a similar amendment was approved by the board of directors of the Company in respect of certain deferred share awards granted by the Company before June 2017 (the amended options, warrants and deferred shares are collectively referred to as the "Awards" and the amendments of the Awards are collectively referred to as the "Amendment"). For financial reporting purposes, the Amendment was accounted for as a modification whereby any increase in the fair value of an Award resulting from the Amendment is deemed to be additional compensation to the Award holder and accounted for as discussed below. The Amendment was designed to apply a set of principles (the "Principles") consistently across all Awards; however, since the Awards affected by the Amendment had a wide range of different terms, the Amendment's effect on individual Awards varied resulting in certain Awards increasing in fair value while others decreased in fair value. The Principles employed were modelled off the Capital Reduction including, but not limited to, the per share cash distributed to shareholders and the 80% annulment of shares (see Note 5.1). The overall effect of the Amendment provided for cash payments to Award holders of 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate) and a reduction in the number of outstanding Awards of 28.8 million. In situations where the Amendment favorably affected the fair value of an Award, such effect was deemed to be additional compensation to the Award holder that will be expensed over the remaining vesting period for unvested Awards and expensed immediately in connection with vested Awards. In situations where the fair value of an Award was negatively affected by the Amendment, no expense will be recognized. Cash payments made to Award holders were deemed to be a partial repurchase of the Award and accounted for as a reduction to shareholder equity except in situations where the cash payment to an Award holder increased the fair value of an Award. In situations where the cash payment to an Award holder increased the fair value of an Award, such increase was deemed to be additional compensation and expensed, as discussed above, based on the Award's vesting status. As a result of the Amendment, the Group recognized compensation of $11.7 million and a reduction to shareholder equity of $32.2 million. Subsequent to the Amendment, the exercise prices of options and warrants range from 0.01 DKK (or $0.0015 based on the December 31, 2019 exchange rate) to $14.13 per share and the holders of deferred shares need to remit 0.01 DKK (or $0.0015 based on the December 31, 2019 exchange rate) per share upon the issuance.

        During March 2017, 40,000 warrants (401,000 after the Share Split) were exercised yielding proceeds to the Company of $49,000. The quoted fair value of an ordinary share of the Company on the date of exercise was $27.95 ($2.80 after the Share Split).

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        During the year ended December 31, 2015 a total of 500,000 stock options (5 million after the Share Split) were granted to non-employee consultants of the Group ("Consultant Options"). 250,000 Consultant Options (2.5 million after the Share Split) have an exercise price of $28.26 ($2.83 after the Share Split) and the balance have an exercise price of $141.30 ($14.13 after the Share Split). The Consultant Options expire on May 15, 2020 and vesting is over five years; however, the Consultant Options can only be exercised during the period from April 2, 2020 to May 15, 2020. Vesting and exercise are accelerated in the event there is a change in control as defined in the option award agreements. The Company's board of directors holds a unilateral right to terminate the Consultant Options for any reason at any time prior to vesting. The fair value of the Consultant Options is measured using the Black-Scholes model with inputs not materially different from those discussed below. The fair value of the Consultant Options is determined as services are rendered. As of December 31, 2019 (after the Share Split), 4 million of the Consultant Options have vested including 2 million with an exercise price of $2.83 (after the Share Split). The fair value of the Consultant Options was computed using the Black-Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that will be significantly affected by actions taken by parties who are not under the control of the Group. Accordingly, the value and timing of the services to be received over the service period cannot be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The total expense recognized during each of the years ended December 31, 2019, 2018 and 2017 was $3,000, $96,000 and $615,000, respectively.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The table below summarizes the activity for each of the years ended December 31, 2019, 2018 and 2017 for equity awards in the form of options and warrants and the weighted average exercise price ("WAEP"):

	Share Options and Warrants Adjusted for the Share Split
	Key Management Personnel(*)	Employees and Consultants	Non- Employee Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000	No. '000
Outstanding at January 1, 2017	15,623	26,276	4,996	46,895	$2.08
Granted	4,350	4,500	—	8,850	$2.08
Exercised	—	(401)	—	(401)	$0.12
Forfeited	(2,976)	(2,773)	—	(5,749)	$1.86
Effect of the Amendment and the June 2017 Award Adjustment	(12,801)	(22,603)	—	(35,404)	$1.33

Outstanding at December 31, 2017	4,196	4,999	4,996	14,191	$3.45
Granted	—	7	—	7	$1.40
Exercised	(123)	(583)	—	(706)	Nil
Expired	(333)	(179)	—	(512)	Nil

Outstanding at December 31, 2018	3,740	4,244	4,996	12,980	$3.77
Granted	—	7	—	7	$0.60
Expired	—	(89)	—	(89)	Nil

Outstanding at December 31, 2019	3,740	4,162	4,996	12,898	$3.80

Exercisable at December 31, 2019	3,493	4,034	3,997	11,524

(*)
Includes current and former senior management and current and former members of the board of directors.

        The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2019, 2018 and 2017 was 1.4 years, 2.4 years and 3.2 years, respectively.

        The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2019, 2018 and 2017.

	Adjusted for the Share Split
Range of exercise prices (per share)	2019	2018	2017
	No. '000	No. '000	No. '000
$0.0015	6,318	6,407	7,625
$0.60 to $1.26	193	186	179
$2.24 to $2.83	2,618	2,618	2,618
$3.77	674	674	674
$4.51 to $6.92	597	597	597
$14.13	2,498	2,498	2,498

Total	12,898	12,980	14,191

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The tables below summarize the inputs to the model used to value equity awards, including modifications of equity awards, as well as the average fair value per option or warrant awarded or modified for each of the years ended December 31, 2019, 2018 and 2017:

Year ended December 31, 2019
Dividend yield (%)	Zero
Expected volatility (%)	85
Risk-free interest rate (%)	2.3
Expected life of the equity award (years)	3
Share price	0.60 USD
Exercise price	0.60 USD
Model used	Black-Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	0.33 USD

Year ended December 31, 2018
Dividend yield (%)	Zero
Expected volatility (%)	73 - 86
Risk-free interest rate (%)	2.8 to 2.9
Expected life of the equity award (years)	2.3 to 3.3
Share price	0.53 USD to 1.30 USD
Exercise price	1.40 USD to 3.77 USD
Model used	Black-Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	0.21 USD

Year ended December 31, 2017
Dividend yield (%)	Zero
Expected volatility (%)	64 - 79
Risk-free interest rate (%)	(0.7) to 2.1
Expected life of the equity award (years)	0.5 to 7
Share price	2.04 USD to 2.74 USD
Exercise price	0.0016 USD to 6.92 USD
Model used	Black-Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	10.90 USD

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The table below summarizes the deferred share activity for each of the years ended December 31, 2019 and 2017 (there were no deferred shares granted, issued or forfeited during the year ended December 31, 2018):

	Deferred Shares Adjusted for the Share Split
	Key Management Personnel(a)	Employees and Consultants	Total Awards
	No. '000	No. '000	No. '000
Outstanding at January 1, 2017	3,217	300	3,517
Granted	450	450	900
Forfeited(b)	(2,842)	—	(2,842)
Effect of the Amendment and the Deferred Share Adjustment	(419)	(456)	(875)

Outstanding at December 31, 2017 and 2018	406	294	700
Forfeited	(50)	(50)	(100)

Outstanding at December 31, 2019(c)	356	244	600

Vested and unissued at December 31, 2019	285	205	490

(a)
Includes current and former senior management and current and former members of the board of directors. Also see Note 6.1.

(b)
During 2014, 5.7 million deferred shares were granted to the Company's Chief Financial Officer ("CFO"). The deferred shares vested annually over four years. The CFO was terminated during 2017 and 2.8 million unvested deferred shares were forfeited.

(c)
At December 31, 2019, each deferred share has an exercise price of 0.01 DKK or $0.0015 based on the December 31, 2019 exchange rate.

        Share-based compensation expense included within operating results for each of the years ended December 31, 2019, 2018 and 2017 is as follows:

	Year Ended December 31,
	2019	2018	2017
	USD '000	USD '000	USD '000
Research and development costs	625	1,547	4,852
General and administrative costs	1,520	4,623	2,230

Total	2,145	6,170	7,082

Significant Judgments

        Determining the fair value of equity awards, whether at grant date, modification date or the date of the Amendment, and the subsequent accounting for equity awards requires significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted or modified. The expected life of an equity award is based on the assumption that the holder will not exercise until after the equity award is fully vested and all restrictions on the holders' ability to dispose

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

of the underlying ordinary shares expire. Actual exercise patterns may differ from the assumption used herein. The volatility rate used to value equity awards has been based on either peer group volatility, where the expected life of an equity award exceeds the Company's historical trading data, or the Company's volatility rate where historical trading activity of the Company equals or exceeds the expected life of an equity award. Using historical volatility rates to project future trends is a highly subjective estimate that may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have yielded significantly different results.

3.4   Income tax

        The major components of income tax benefit (expense) reported in the consolidated statement of profit and loss for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
	2019	2018	2017
	USD '000	USD '000	USD '000
Current income tax benefit (expense)	—	161	(244,288)
Deferred income tax benefit (expense)	—	43	(23,107)

Total income tax benefit (expense)	—	204	(267,395)

        The tax benefit recognized during the year ended December 31, 2018 of $204,000 results in part from an adjustment relating to the prior year of $161,000 and the balance relates to changes in deferred tax balances during the period. During the year ended December 31, 2019, no tax benefit (expense) was recognized as the result of the tax loss incurred combined with no deferred tax asset recognition.

        Taxable profits are not assured beyond the year ended December 31, 2017; therefore, temporary differences that will be available to offset taxable profits after December 31, 2017 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The income tax benefit (expense) recorded for the years ended December 31, 2019, 2018 and 2017 is reconciled as follows:

	2019	2018	2017
	USD '000	USD '000	USD '000
(Loss) income before tax	(4,221)	(8,926)	1,184,488

Tax benefit (expense) at the Company's statutory income tax rate (1)	929	1,964	(260,587)
Adjustments:
Non-deductible expenses for tax purposes	—	(2)	(1,780)
Effect of higher tax rate in Germany (2)	(6)	(7)	(4,980)
(Unrecognized) recognized deferred tax assets	(923)	(1,912)	(48)
Adjustment related to prior year	—	161	—

Income tax benefit (expense) reported in the statement of profit and loss	—	204	(267,395)

Effective tax rate	0.0%	2.3%	22.6%

(1)
The statutory Danish tax rate for each of the years presented is 22%.

(2)
The statutory German tax rate for each of the years presented is 31.9%.

        For Danish and United States tax purposes, FP USA does not conduct a trade or business and is therefore deemed to be a disregarded entity ("Disregarded Entity"). Accordingly, FP USA is not subject to income taxes in the United States. Recently enacted tax legislation in the United States had no impact on the Group.

        The income tax receivable at December 31, 2019 and 2018 of $178,000 and $182,000, respectively, is related to the Company's Danish tax return for the year ended December 31, 2017. Such amount is expected to be received upon the completion of the tax audit in Denmark that is discussed further below. The income tax payable at December 31, 2018 of $68,000 is related to FP GmbH's German tax return for the year ended December 31, 2017, which was settled during the year ended December 31, 2019.

Deferred tax

        The unrecognized deferred tax assets at December 31, 2019 and 2018 are as follows:

	2019	2018
	USD '000	USD '000
Tax effect of tax loss carry forwards	5,770	5,344
Share-based payments	631	503
Other	6	(39)

Unrecognized deferred tax assets, net	6,407	5,808

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The Group has the following unrecognized deductible temporary differences as of December 31, 2019, 2018 and 2017:

	Denmark			Germany
	2019	2018	2017	2019	2018	2017
	USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
Unused tax losses	6,768	4,276	—	13,409	13,793	14,805
Other temporary differences primarily share-based payments	2,896	2,107	10,474	—	—	—

        The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company's ability to use tax loss carry forwards in any one year is limited to 100% of the first 8.4 million DKK ($1.3 million based on the December 31, 2019 exchange rate) of taxable income plus 60% of taxable income above 8.4 million DKK. For German tax purposes, FP GmbH's ability to use tax loss carry forwards in any one year is limited to 100% of the first 1.0 million EUR ($1.1 million based on the December 31, 2019 exchange rate) of taxable income plus 60% of taxable income above 1.0 million EUR. Other deductible temporary differences are not subject to any restrictions.

        During the year ended December 31, 2017, the Company recognized a tax benefit within the consolidated statement of changes in shareholders' equity of $6.3 million. This tax benefit resulted from the exercise of equity awards where the Company's tax filing provided a tax deduction in excess of the corresponding share-based compensation recognized within reported operating results.

Joint Taxation Groups

        During the period from January 19, 2013 to December 31, 2015, the Parent was part of a Danish joint taxation group with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control (collectively "Tech Growth"). An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 was the final year that the Parent was part of the Danish joint taxation group with Tech Growth. On January 1, 2016, the Parent became part of a new Danish joint taxation group ("2016 Tax Group") with NB FP Investment General Partner ApS and FA. Effective June 30, 2017, Operations became a member of the 2016 Tax Group and FWP IP was a member of the 2016 Tax Group for the period from June 30, 2017 through the date of the Sale (November 22, 2017). The Parent, Operations and FA continue to be members of the 2016 Tax Group.

        The Company remains jointly and severally liable with other entities in the Tech Growth joint taxation group for Tech Growth's Danish tax liabilities during each of the years ended December 31, 2015, 2014 and 2013. The Company, Operations and FA are jointly and severally liable under the 2016 Tax Group for Danish tax liabilities incurred by members of the 2016 Tax Group while being a member of the 2016 Tax Group.

Significant Judgments

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

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

        Further, the Group exercises judgments in evaluating the appropriateness of tax filing positions under applicable tax laws that may be complex. When exercising such judgments, Management consults with professional tax advisors when establishing tax filing positions and further consults with professional tax advisors on a current basis in evaluating tax uncertainties as further described below.

Tax uncertainties

        The Group's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities and are subject to ongoing audits in Germany and Denmark. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group, which would expose the Group to additional taxes being assessed, including interest and penalties that could be material. The Group exercises significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management's interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by a Group company, it would likely have a material adverse effect on the Group's financial position and operating results. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management consulted with professional tax advisors when establishing tax filing positions and believes that the tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. See also "Joint tax audit in Denmark and Germany" below.

        The Company has taken the position that since FP USA meets the definition of a Disregarded Entity, it is not subject to United States federal or state income tax. In reaching this conclusion, significant judgment was used in evaluating the nature of the operations in the United States, the interpretation of the Unites States and Danish tax laws, and the income tax treaty between the Unites States and Denmark. Management believes that the tax filing positions taken in the United States and Denmark regarding FP USA are correct; however, there is always a risk that the United States or Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        During the year ended December 31, 2017, the Company made certain cash payments (the "Deduction") to equity award holders in accordance with amendments to the Company's article of association that were approved by the Company's shareholders and board of directors (see Note 3.3). The Company believes the Deduction, that totaled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents, for tax reporting purposes, compensation for services

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

rendered to the Company and is tax deductible for Danish tax purposes in the year ended December 31, 2017. Management believes that the tax filing position taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. There were similar cash payments made to equity award holders during the years ended December 31, 2019 and 2018 that totaled 596,000 EUR ($670,000 based on the December 31, 2019 exchange rate) and 650,000 EUR ($761,000 based on the December 31, 2018 exchange rate), respectively; however, such amounts are reflected herein as unrecognized deductible temporary differences at December 31, 2019 and 2018 and disclosed above as unused tax losses in Denmark.

        As of December 31, 2019, the tax years that remain open for audit by the Danish, German, and United States tax authorities include 2013 through 2019 in Germany and 2014 through 2019 in Denmark and the United States.

Joint tax audit in Denmark and Germany

        Currently, the Danish and German tax authorities are conducting a joint tax audit of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements.

        To date, the joint tax audit has focused on the intercompany recognition of revenue and expenses to ensure that such transactions were conducted at arm's length. It is possible that the ongoing joint tax audit could result in the Danish and German tax authorities mutually agreeing to allocate a greater portion of the Group's total 2017 taxable income to FP GmbH (referred to as the "Reallocation of Taxable Income"). If such Reallocation of Taxable Income were to occur, it could trigger a net increase in the Group's total income tax expense caused by the higher statutory tax rate in Germany of 31.9% versus Denmark's statutory tax rate of 22.0%. Effectively, the Reallocation of Taxable Income would shift taxable income to Germany that would be taxed at 31.9% while reducing taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards of 12.0 million EUR ($13.4 million based on the December 31, 2019 exchange rate) that could be used to mitigate an increase in income tax expense resulting from a Reallocation of Taxable Income. Any Reallocation of Taxable Income that is not covered by FP GmbH's tax loss carryforwards and not subject to minimum taxation rules in Germany would result in an increase in income tax expense at a rate of approximately 10 percentage points.

        The Danish and German tax authorities may currently be discussing a Reallocation of Taxable Income; however, Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the conclusion of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings. If the Danish and German tax authorities mutually agree to a Reallocation of Taxable Income, the Group's only option to mitigate the increase in income tax expense would be to seek relief through litigation in Germany. If litigation in Germany were pursued, it would

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

be time-consuming and costly and there is no assurance that the outcome of such litigation would be successful.

        If the Danish and German tax authorities do not mutually agree to a Reallocation of Taxable Income, the German tax authorities could unilaterally increase the taxable income of FP GmbH, which could lead to double taxation and an increase in the Group's total income tax expense. In such case, the Group's only option to mitigate the increase in income tax expense would be to seek relief through entering into a Mutual Agreement Procedure ("MAP") comprising a government-to-government dispute resolution mechanism and/or commence litigation against the tax authorities. If relief is sought through a MAP, double taxation will be eliminated; however, there is no assurance that a MAP and/or litigation would eliminate a net increase in the Group's total income tax expense caused by a Reallocation of Taxable Income, which could be material and could result in a material outflow of cash that would negatively impact the Group's financial position, operating results, and cash holdings.

        The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the conclusion of the litigation and/or MAP, could have a material adverse effect on the Group's financial position, operating results, and cash holdings

        The timing of the completion of the joint tax audit by the tax authorities is currently unknown.

3.5   Net (loss) income per share

  Basis for preparing per share amounts

        The amounts disclosed below have been prepared to reflect the Share Split, as discussed in Note 1.1, as if it had occurred at the beginning of the earliest period presented. In addition, the Capital Reduction was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium (the "15% Premium") based on the trading price of an ADS immediately before the Capital Reduction was executed. The 15% Premium, as per IAS 33 Earnings per Share, is accounted for in a manner similar to the Share Split (as the outflow of resources was greater than the reduction in the number of shares outstanding) and reflected in the below amounts as if it had occurred at the beginning of the earliest period presented. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

  Net (loss) income per share

        The following reflects the net (loss) income attributable to ordinary shareholders and share data used in the basic and diluted net (loss) income per share computations for each of the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	USD	USD	USD
Net (loss) income attributable to ordinary shareholders of the Parent used for computing basic and diluted net (loss) income per share	(4,221)	(8,722)	917,093

Weighted average number of ordinary shares used for basic per share amounts	95,074	94,671	380,133
Dilutive effect of outstanding options, warrants and deferred shares	—	—	18,810

Weighted average number of ordinary shares used for diluted per share amounts	95,074	94,671	398,943

Net (loss) income per share basic	(0.04)	(0.09)	2.41

Net (loss) income per share diluted	(0.04)	(0.09)	2.30

  Amounts within the table above are in thousands except per share amounts

        Basic (loss) income per share amounts are calculated by dividing the net (loss) income for the year attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the year. The diluted per share amounts are calculated by dividing the net income for the year attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. As the result of the Group incurring losses for each of the years ended December 31, 2019 and 2018, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted per share amounts as the effect of such shares is anti-dilutive. As of December 31, 2019, 2018 and 2017, options, warrants and deferred shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted amounts per share because they are anti-dilutive, were 13.5 million, 13.7 million and 8.2 million, respectively. See Note 3.3.

Section 4—Operating Assets and Liabilities

4.1   Equipment

        Depreciation expense included within operating results for each of the years ended December 31, 2019, 2018 and 2017 is as follows:

	Year Ended December 31,
	2019	2018	2017
	USD '000	USD '000	USD '000
Research and development costs	—	2	224
General and administrative costs	1	2	3

Total	1	4	227

Notes to Consolidated Financial Statements (Continued)

Section 4—Operating Assets and Liabilities (Continued)

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

        At December 31, 2019 and 2018, the cost of the Group's equipment and the corresponding accumulated depreciation was not material.

4.2   Prepaid expenses

	December 31,
	2019	2018
	USD '000	USD '000
Insurance	286	313
Other	6	27

Total	292	340

4.3   Other receivables

	December 31,
	2019	2018
	USD '000	USD '000
Value added tax receivables ("VAT")	94	265
Other receivables	1	1

Total	95	266

4.4   Accrued liabilities

	December 31,
	2019	2018
	USD '000	USD '000
Professional advisors	294	318
Other	220	304

Total	514	622

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items

5.1   Equity and Capital Management

  Share capital

        The following table summarizes the Parent's ordinary share activity for each of the years ended December 31, 2018 and 2017:

Ordinary shares(a)
No. '000
January 1, 2017	471,439
Exercise of warrants for cash	401
Capital Reduction	(377,472)

December 31, 2017	94,368
Exercise of warrants for cash	706

December 31, 2018 and 2019(b)	95,074

(a)
Amounts reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Subsequent to the Share Split, the nominal value of an ordinary share of the Parent is 0.01 DKK.

(b)
There were no share issuances during the year ended December 31, 2019

        Holders of ADSs are not entitled to vote while holders of ordinary shares are entitled to one vote per share.

        During the year ended December 31, 2018, a total of 706,000 warrants were exercised yielding proceeds to the Company of $1,000. See Note 3.3.

        On August 2, 2017, the Company's shareholders approved the Capital Reduction of 917.7 million EUR ($1.1 billion). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split or 377.5 million ordinary shares. The Capital Reduction resulted in a payment of 2.43125 EUR per ordinary share ($2.92 per share based on the December 31, 2017 exchange rate), which was annulled (post Share Split).

        During March 2017, 401,000 warrants (post Share Split) were exercised yielding proceeds to the Company of $49,000. See Note 3.3.

        Except for the Capital Reduction, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain an adequate capital base so as to maintain investor, creditor and market confidence that the Group will continue as a going concern. Cash, cash equivalents and financial assets are monitored

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

on a regular basis by management and the board of directors in assessing current and long-term capital needs of the Group. As of December 31, 2019, the Group held cash and cash equivalents totaling $77.6 million that will be sufficient to provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business beyond the year ending December 31, 2020. Unforeseen events could negatively affect the Group's ability to fund planned operations in the future. The Group currently has no significant planned capital expenditures nor are there plans to make cash distributions to shareholders.

5.2   Financial risk factors

        The Group's activities expose it to a number of financial risks whereby future events, which can be outside the control of management, could have a material effect on the Group's financial position and operating results. The known risks include foreign currency and credit risk and there could be other risks currently unknown to management. The Group historically has not hedged its financial risks and has no plans to do so in the future.

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the EUR and the USD as their functional currencies, respectively. The Group conducts cross border transactions where the functional currency is not always used. The Parent and Operations, whose functional currency is the DKK, hold significant cash deposits denominated in EUR and USD. Accordingly, future changes in the exchange rates of the DKK, the EUR and/or the USD will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2019, 2018 and 2017, the impact on the Group's statement of profit or loss of possible changes in the USD and EUR exchange rates against the Group's functional currencies, USD, DKK and EUR, would be as follows.

Currency	Possible change	2019	2018	2017
		USD '000	USD '000	USD '000
USD	+/–10%	+2,853/–2,853	+3,064/–3,064	+5,625/–5,625
EUR	+/–2%	+934/–934	+985/–985	+506/–506

  Credit Risk

        The Group's management manages credit risk on a group basis. The Group's credit risk is associated with cash and cash equivalents held in banks. The Group's investment policy is to collect contractual cash flows and preserve capital by either maintaining cash deposits in highly rated banks or investing in a diversified group of highly rated debt instruments. The Group does not trade financial assets for speculative purposes.

        As of December 31, 2019 and 2018, the cash and cash equivalents of the Group are held primarily at two banks that currently have Moody's long-term deposit ratings of Aa2 and Aa3, respectively.

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items (Continued)

5.3   Other finance income (expense)

        Other finance income (expense) primarily include interest income on USD cash holdings offset by bank charges (negative interest) related to DKK and EUR cash holdings.

5.4   Financial assets and liabilities

        The Group's financial assets and liabilities include other receivables and trade payables, respectively. Such amounts are carried at amortized costs using the effective interest rate method. The carrying value of other receivables and trade payables is deemed to be their fair value based on payment terms that generally do not exceed 30 days.

Section 6—Other Disclosures

6.1   Related party disclosures

        The Company is controlled by NB FP Investment K/S and its affiliates (collectively "NB"). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. See Note 6.2 for an additional related party.

        A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as "Danish Legal Services." The director serves on the Company's board of directors in his individual capacity and not as a representative of the law firm.

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

        Beginning in 2013, the Company was part of a Danish joint tax group with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company's participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation group with NB FP Investment General Partner ApS, Operations, FA and FWP IP. See Note 3.4 for additional information.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of yearend. All amounts disclosed in the table below exclude VAT:

	Year ended or as of December 31,
	2019	2018	2017
	USD '000	USD '000	USD '000
Purchase of services from NB	73	76	68
Danish Legal Services	233	396	1,454
Consulting Services	35	71	188
Amounts owed to related parties	Nil	113	283
Amounts owed by related parties	—	—	—

        The above table excludes the related party transaction disclosed in Note 6.2.

  Terms and conditions of transactions with related parties

        Amounts due to related parties represents trade payables that are uncollateralized, interest free and payable within 30 days of receipt of invoice. There have been no guarantees provided or received for any related party receivables or payables.

  Transactions with key management

        The Group has not granted any loans, guarantees, or other commitments to or on behalf of any key management personnel.

        Other than the remuneration including share-based payment relating to key management personnel described in Notes 3.2 and 3.3, no other transactions have taken place with key management personnel during the periods presented herein.

  Compensation paid to the members of the board of directors

        Compensation to members of the Company's board of directors, excluding non-cash share-based compensation, for each of the years ended December 31, 2019, 2018 and 2017 totaled $60,000, $60,000 and $373,000, respectively. Share-based compensation paid to members of the Company's board of directors for each of the years ended December 31, 2019, 2018 and 2017 totaled $117,000, $495,000 and $1.3 million, respectively. As discussed in more detail in Note 3.3, during the years ended December 31, 2019 2018 and 2017, certain amounts were paid to warrant and option holders, including members of the board of directors, that were deemed to be a partial repurchase of equity awards and accounted for as a reduction to shareholders' equity. The amounts disclosed above exclude $63,000, $65,000 and $864,000 that was paid to members of the board of directors that were deemed to be a repurchase of equity awards for the years ended December 31, 2019, 2018 and 2017, respectively.

6.2   Commitments and contingent liabilities

  Commitments

        As discussed in Note 2.3, the Group adopted IFRS 16 effective January 1, 2019. In connection with the adoption of IFRS 16, the Group has made a policy election to not recognize a right-to-use asset and lease liability for short-term leases and leases for which the underlying asset is of low value.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

As the result of this policy election, combined with the Group's leases being all short-term, the provisions of IFRS 16 have no effect on the accompanying financial statements.

        For each of the years ended December 31, 2019, 2018 and 2017, the Group recognized expenses of $88,000, $102,000 and $128,000, respectively, in connection with the Leases. For each of the years ended December 31, 2019, 2018 and 2017, the cash outflow for Leases was equal to the recognized expense for the respective year. As of December 31, 2019, the remaining obligation under the Leases totaled $48,000 which is payable during the year ending December 31, 2020.

        The Company has a non-cancellable service agreement that requires annual payments of $2,000 through May 2022.

        See Note 1.1 regarding the Annual Funding obligation to FWP IP.

        As of December 31, 2019 and 2018, the other non-current asset is the rent security deposit on leased office space.

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

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank ("SAB") awarded FP GmbH a grant ("Grant") of €3.8 million ($4.3 million based on the December 31, 2019 exchange rate) that subsidized certain product development costs incurred by FP GmbH during the period from March 2007 to December 2008. In June 2012, the SAB concluded the proceeding of proof of correct use of the Grant and determined that FP GmbH was in compliance with the terms of the Grant. In January

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

2017, the SAB informed the Company that FP GmbH had no further obligation to perform under the Grant or to repay the Grant. The SAB maintains the right to revoke the Grant and demand repayment of the Grant plus interest in the event the SAB in the future determines that FP GmbH failed to comply with the terms of the Grant.

6.3   Events after the reporting period

        Subsequent to December 31, 2019, there are no events that are required to be reported except the outbreak of COVID-19. The Group's business and operations could be disrupted and adversely affected by the outbreak of COVID-19. The Group is currently unable to estimate whether, or to what extent, COVID-19 will disrupt or impact the Group's business or operations, including any effect on the joint tax audit, discussed in Note 3.4, and/or the Opposition Proceeding. Any disruption of the Group's business or operations caused by COVID-19 could have a material adverse impact on the Group's operating results and financial condition.