Form 20-F
period 2020-12-31
Forward Pharma A/S
filed 2021-04-14
CIK 1604924

Use these links to rapidly review the document

Forward Pharma A/S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Ordinary shares: 96,487,597

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

  •
  our ability to maintain our listing on The Nasdaq Capital Market;

  •
  the impact of the novel coronavirus 2019, or COVID-19, on our business and stock price and the timing of the opposition proceeding;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Information

        The selected financial information set forth below for the years ended December 31, 2020, 2019 and 2018, and as of December 31, 2020 and 2019, is derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected financial information set forth below for the years ended December 31, 2017 and 2016, and as of December 31, 2018, 2017 and 2016, is derived from our audited consolidated financial statements not included in this Annual Report. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This financial information should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in this Annual Report.

Consolidated Statement of Profit or Loss Data

	Year ended December 31,
(USD in thousands, except per share data)	2020	2019	2018	2017	2016
Revenue from the Settlement License Agreement	—	—	—	1,250,000	—
Cost of the Aditech Pharma AG patent agreement	—	—	—	(25,000)	—
Research and development costs	(327)	(1,049)	(2,748)	(20,496)	(41,052)
General and administrative costs	(3,059)	(4,234)	(9,535)	(17,107)	(14,382)

Operating (loss) income	(3,386)	(5,283)	(12,283)	1,187,397	(55,434)
Exchange rate (loss) gain, net	(2,970)	759	2,713	(241)	598
Interest income from available-for-sale financial assets	—	—	—	227	389
Other finance (expense) income	(93)	303	644	(2,895)	(92)

(Loss) income before tax	(6,449)	(4,221)	(8,926)	1,184,488	(54,539)
Income tax benefit (expense)	—	—	204	(267,395)	21,203

Net (loss) income for the year	(6,449)	(4,221)	(8,722)	917,093	(33,336)

Net (loss) income per share (1)
Basic	(0.07)	(0.04)	(0.09)	2.41	(0.06)
Dilutive	(0.07)	(0.04)	(0.09)	2.30	(0.06)
Weighted-average shares outstanding used to calculate net (loss) income per share
Basic	95,997	95,074	94,671	380,133	540,650
Dilutive	95,997	95,074	94,671	398,943	540,650

(1)
During August 2017, the Company's shareholders approved a 10 for 1 share split, or the Share Split. All share and per share information disclosed above, as well as throughout this Annual Report, has been adjusted to reflect the Share Split as if it had occurred at the beginning of the earliest period presented. Following the Share Split, the nominal value of an ordinary share of the Company is 0.01 DKK. In addition, in September 2017, there was a capital reduction that was effected by the annulment of 80% of the ordinary shares outstanding and was deemed, for IFRS purposes, to have been at a 15% premium, or 15% Premium. For purposes of computing the per share amounts only, the 15% Premium has been accounted for in a manner similar to the Share Split and reflected in the above per share amounts as if it had occurred at the beginning of the earliest period presented. The combined effect of the Share Split and the 15% Premium is as if a 11.5 for 1 share split had occurred at the beginning of the earliest period presented.

Consolidated Statement of Financial Position Data

	As of December 31,
(USD in thousands)	2020	2019	2018	2017	2016
Cash, cash equivalents and available-for-sale financial assets	79,087	77,598	82,542	109,554	138,723
Working capital (2)	78,641	77,567	82,212	89,706	132,465
Total assets	79,714	78,165	83,332	111,008	163,143
Accumulated deficit	(14,825)	(8,432)	(5,686)	(2,373)	(147,400)
Total shareholders' equity	78,644	77,569	82,214	89,680	155,802

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

        We are involved in an opposition proceeding regarding EP2801355, or EP'355 patent, with several opponents including a subsidiary of Biogen Inc. (all subsidiaries of Biogen Inc., together with Biogen Inc., hereafter collectively referred to as "Biogen"), or the Opposition Proceeding. On January 29, 2018, the European Patent Office, or EPO, revoked the EP'355 patent following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, we received notice from the EPO that the appeal was scheduled to be heard by the Technical Board of Appeal, or TBA, of the EPO on June 18, 2020, or the 2020 Hearing. The 2020 Hearing has subsequently been postponed twice as the result of the ongoing COVID-19 pandemic. The 2020 Hearing was initially rescheduled to be heard on February 2, 2021 and on January 12, 2021, the EPO informed the Company that the appeal hearing would be postponed a second time to September 6, 2021, or the 2021 Hearing. The 2021 Hearing may be further delayed as a result of the COVID-19 pandemic. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2021 Hearing.

        If we receive a favorable ruling following the 2021 Hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition in the event of a remittal. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. We are not entitled to any royalty payments from our Settlement and License Agreement, dated as of January 17, 2017, or the License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, until and unless all remaining elements of the original opposition are resolved in our favor. As such, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2024.

        If we receive an unfavorable ruling in the 2021 Hearing, it would, for all practical purposes, represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to us from Biogen based on Biogen's future net sales outside the United States, as defined in the License Agreement. We may request a rehearing of the 2021 Hearing with the Enlarged Board of Appeal of the EPO in an effort to overturn the unfavorable outcome, but the likelihood of getting a rehearing is low. The denial of a request to rehear would end the Opposition Proceeding in favor of the opponents.

        There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. Even if we receive a favorable ruling following the 2021 Hearing, the Opposition Division may not resolve the remaining elements of the original opposition in our favor. If we are not ultimately successful in the Opposition Proceeding, we would not be entitled to any future revenues resulting from the License Agreement.

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

We may face business disruption and related risks resulting from the ongoing COVID-19 pandemic, which could have an adverse effect on our business.

        Our business and its operations have been and may continue to be disrupted and adversely affected by the ongoing COVID-19 pandemic. As a result of measures imposed by the governments in affected regions, including throughout Europe, businesses and government agencies have been suspended due to quarantines intended to contain this outbreak. Such measures have negatively impacted and may in the future negatively impact certain of our business operations, including the expected timelines for the resolutions of our ongoing tax audits and the Opposition Proceeding, each described elsewhere in this Annual Report. Additionally, as a result of the COVID-19 pandemic, we have been required to limit our operations and implement limitations, including work-from-home policies.

        In addition, international stock markets have been volatile as a result of the uncertainty associated with the impact of the COVID-19 pandemic on the global economy. If such volatility continues, our stock price may be negatively affected as a result.

        The ultimate impact of the ongoing COVID-19 pandemic is highly uncertain and subject to rapid changes. We do not yet know the full extent of potential disruptions or impacts on our business, our ongoing tax audits, the Opposition Proceeding, or the global economy as a whole, and any such disruptions could have a material adverse effect on our operating results and financial condition.

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

        The regulatory framework for privacy and cybersecurity issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation, or GDPR, which imposes more stringent data protection requirements and will provide for greater penalties for noncompliance. Additionally, following the United Kingdom's withdrawal from the European Union and the European Economic Area, companies also have to comply with the United Kingdom's data protection laws (including the GDPR as incorporated into UK national law), the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR and UK national law. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

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

        Pursuant to the License Agreement, in 2017 we effected a corporate restructuring whereby we transferred our intellectual property to FWP IP ApS, or FWP IP, a Danish limited liability company. The capital stock of FWP IP was subsequently transferred to and is now held by FWP HoldCo ApS, or HoldCo, a Danish limited liability company, which is owned and controlled by FWP Fonden, or the Foundation, an independent Danish foundation. The boards of directors of the Foundation, HoldCo and FWP IP are identical and each consist of three members, comprised of one independent member and one member appointed by each of Forward Pharma and Biogen. All actions of the Foundation, HoldCo and FWP IP require the unanimous approval of their respective boards of directors. As a result, we no longer have full control over the licensed intellectual property associated with the Company. Even though we have agreed with Biogen and FWP IP that FWP IP will be required to take actions with respect to the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with the provisions of the License Agreement, there can be no assurance that it will do so or that the prosecution of the intellectual property will be pursued in a manner that maximizes the value of the intellectual property over time. Further, in the event that FWP IP, which holds the transferred intellectual property, would materially breach its obligations under the License Agreement, Biogen would have a right to purchase all of the issued and outstanding shares of FWP IP at a price corresponding to its intrinsic value at the time of exercise. Finally, in the event the Foundation were to file for bankruptcy, a bankruptcy trustee would have substantial discretion to transfer or sell the assets of the foundation. In either such event, we could lose any right to control the transferred intellectual property, which could have a material adverse effect on our business.

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

        Since the Company's inception, with the exception of 2017 when we received a nonrecurring cash fee of $1.25 billion, or the Non-refundable Fee, from Biogen in connection with the License Agreement, we have incurred net losses and negative cash flows from operations. We expect to incur net losses and negative cash flows from operations for the foreseeable future, subject to the resolution of the Opposition Proceeding. There is no assurance that we will ever have operating revenues, net income or positive cash flows from operations in the future. The Group's ability to generate future operating revenue is currently limited to royalties that are contingently due to the Company under the License Agreement only if we prevail, including all appeals, in the Opposition Proceeding. If we fail to prevail in the Opposition Proceeding, it is highly unlikely we will have operating revenues and our ability to continue as a going concern long-term would be uncertain.

        Historically, we have financed our operations through our initial public offering completed in October 2014, private placements of equity securities, a government grant, and debt financing arrangements. We have never generated and do not anticipate generating any revenues from our own product sales. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash, the effect would negatively impact management's ability to fund operations and continue as a going concern. In addition, the Danish and German tax authorities have commenced tax audits of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The imposition of additional taxes, interest and/or penalties by the taxing authorities could have a material adverse effect on the Group. If the Company were to need to raise capital to fund ongoing operations, there can be no assurances that such funding would be available on acceptable terms, if at all. The long-term success of the Company will be based on successfully defending the intellectual property associated with the Company in the Opposition Proceeding. There can be no assurance that the Company will successfully defend the intellectual property, achieve or sustain positive cash flows from operations or become profitable.

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

        Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings. The timing of the completion of the joint tax audit by the tax authorities is currently unknown.

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

        Due to the international scope of our operations and the fact that a substantial amount of our cash is currently denominated in U.S. Dollars and Euros, fluctuations in exchange rates, particularly between the Danish Kroner, or the DKK, the Euro and the U.S. Dollar, may adversely affect us. Although we are based in Denmark, we have sourced many services from several countries outside Denmark where the transactions are settled in currencies that are not the DKK. Further, potential future revenue may be derived from abroad. As a result, our business is affected by fluctuations in foreign exchange rates between the DKK, the Euro, the U.S. Dollar or other currencies, and the effects could have a significant impact on our reported results of operations and cash flows from period to period. For example, in the year ended December 31, 2020 we recognized a foreign exchange loss of $3.0 million. This loss was primarily related to our U.S. Dollar cash holdings and the weakening of the U.S. Dollar during the year compared to the DKK. While we benefited from changes in foreign exchange rates in 2019 and 2018, it is possible that the foreign exchange loss experienced in 2020 could reoccur. Any foreign exchange losses would negatively affect the Group and the effect could be material. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements. Losses incurred by the Company, including those caused by foreign exchange, could have a negative effect on the trading price of the ADSs.

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

        Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings.

We may need to return the proceeds of a government grant if it is found that we did not fully comply with all terms and conditions.

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank, or SAB, awarded FP GmbH a grant, or the Grant, of €3.8 million ($4.7 million based on the December 31, 2020 exchange rate) that subsidized certain product development costs incurred by FP GmbH, during the period from March 2007 to December 2008. While the SAB has conducted an audit of the use of proceeds and confirmed that FP GmbH had complied with all the terms and conditions of the Grant, the SAB maintains the right to revoke the Grant and demand repayment of the Grant, plus interest, in the event the SAB in the future determines that FP GmbH failed to fully comply with all the terms and conditions of the Grant. While we believe that FP GmbH is in full compliance with all the terms and conditions of the Grant, there is always a risk that the SAB in the future could disagree and demand repayment of the Grant plus interest. If we were required to repay the Grant, it would have a material negative effect on our financial position and operating results.

Risks Related to Our Ordinary Shares and ADSs

If we fail to maintain the listing of our ADSs with a U.S. national securities exchange, the liquidity of our ADSs could be adversely affected.

        Our ADSs are currently listed for trading on The Nasdaq Capital Market. In order to maintain our listing on The Nasdaq Capital Market, we must comply with certain Nasdaq listing rules. In June 2019, we received written notices from Nasdaq indicating that we were not in compliance with two of the requirements for continued listing on The Nasdaq Global Select Market, which was our listing venue at the time. In order to regain compliance and maintain our listing, we subsequently transferred our listing venue from The Nasdaq Global Select Market to The Nasdaq Capital Market and changed the ADS ratio from one ADS per two ordinary shares to one ADS per fourteen ordinary shares through a reduction of the number of outstanding ADSs.

        While the trading price of our ADSs has been above $1.00, as required by the Nasdaq listing rules, since the ADS ratio change was effected, there is no assurance that the trading price will stay above $1.00. We actively monitor the price of our ADSs and will consider available options, including, but not limited to, changing the ADS ratio, to maintain compliance with the continued listing standards of Nasdaq. We cannot assure that we will stay in compliance with Nasdaq's continued listing standards. If we fail to comply with the continued listing standards of Nasdaq, we will not be able to remain listed on that stock exchange, which could have a material adverse effect on the price of our ADSs. In addition, if we do not prevail in the Opposition Proceeding, we may choose to delist our ADSs from The Nasdaq Capital Market.

        If our ADSs are delisted, either by Nasdaq or voluntarily by the Company, our ADSs may be eligible to trade on the OTC Bulletin Board or another over-the-counter market, however, such delisting could have an adverse impact on the price of our ADSs. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our ADSs. In addition, there can be no assurance that our ADSs would be eligible for trading on any such alternative exchange or markets.

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

  •
  economic conditions related to the ongoing COVID-19 pandemic;

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

        Our Chairman, Florian Schönharting, and director, Torsten Goesch, indirectly beneficially own approximately 72% of our ordinary shares, of which approximately 54% is beneficially owned by Mr. Schönharting. With such concentrated control, Messrs. Schönharting and Goesch, acting individually or in concert, have significant influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers and other significant corporate actions or transactions. The interests of these insiders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs and those other shareholders and holders of the ADSs may have no effective voice in the management of the Company.

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

        The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2021. There is a risk that we will lose our foreign private issuer status in the future.

        We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2020, approximately $168,000 of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

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

        In connection with the preparation of our consolidated financial statements for the year ended December 31, 2020, we carried out an evaluation of the effectiveness of our internal controls over financial reporting and concluded that our previously identified material weakness still exists, as described in "Item 15. Controls and Procedures" herein. We cannot assure you that our internal control over financial reporting will be effective in the future or that additional material weakness will not be discovered.

        As a consequence of this material weakness, management concluded that our internal control over financial reporting and, consequently, our disclosure controls and procedures, were not effective as of December 31, 2020. Our management believes that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

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

        Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal control over financial reporting and to make a formal assessment of the effectiveness of our internal control over financial reporting. We concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2020, and there is no assurance that we will be able to remediate the material weakness and maintain adequate disclosure controls and procedures and internal controls in the future. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective. If we cannot maintain adequate internal controls over financial reporting that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements by providing timely and accurate financial statements, be required to restate our prior period financial statements, or we may be unable to comply with applicable stock exchange listing requirements, any of which could adversely affect the price of our ADSs.

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

We believe that we were classified as a passive foreign investment company, or a PFIC, from 2014 to 2020 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

        Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for each of the seven years preceding December 31, 2020, and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

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

        During the period January 19, 2013 to December 31, 2015, we were subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control, collectively referred to hereafter as Tech Growth. From the establishment of FA on December 3, 2015, FA was part of the joint taxation scheme with Tech Growth. A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company and FA were part of the joint taxation group with Tech Growth. On January 1, 2016, the Company and FA became members of a new Danish joint taxation group with NB FP Investment General Partner ApS (collectively the "2016 Tax Group"). Upon their inception during 2017, Operations and FWP IP (through the date of the sale of FWP IP (November 22, 2017) to HoldCo, which is owned and controlled by the Foundation) became members of the 2016 Tax Group. The Company remains liable with other entities in the joint taxation group with Tech Growth Invest ApS for Tech Growth's Danish tax liabilities that can be allocated to the period January 19, 2013 to December 31, 2015 and the Company is liable with other entities in the 2016 Tax Group for Danish tax liabilities that can be allocated to the five-year period ended December 31, 2020.

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

        We are a Danish public limited liability company founded in 2005. Our principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark. Our telephone number at this address is +45 33 44 42 42. We are currently composed of Forward Pharma A/S, its two wholly-owned subsidiaries, FP USA, incorporated in the state of Delaware, and Operations, incorporated in Denmark, and two wholly-owned subsidiaries of Operations, FP GmbH, incorporated in Germany, and FA, incorporated in Denmark.

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

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it will be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the United States of DMF-containing products indicated for treating MS that, but for the rights granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied within the time period set forth in the License Agreement. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular country having a particular impact as defined in the License Agreement. Given the expected timeline for the resolution of the Opposition Proceeding, including any appeals, the earliest time we may expect to receive any royalty income from the License Agreement, if at all, is 2024. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the United States. See the risk factor entitled "There can be no assurance that we will prevail in the opposition proceeding involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the Settlement and License Agreement with Biogen." for additional information.

  Restructuring

        Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Operations (a wholly-owned Danish limited liability company of the Company created in 2017) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Operations transferred the intellectual property to FWP IP (a wholly-owned Danish limited liability company of Operations created in 2017). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold to HoldCo, a Danish limited liability company that is owned and controlled by the Foundation, an independent Danish foundation. HoldCo paid Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP. The Foundation's three-member board includes one independent director and one director appointed from each of the Company and Biogen. Accordingly, the Company does not control the Foundation. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($17,000 based on the December 31, 2020 exchange rate) annually to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with certain agreements. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company's obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee. The Company was required to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company prior to Biogen purchasing such intellectual property.

  Key Intellectual Property Involved in Opposition Proceeding

        European patent EP2801355, or the EP'355 patent, covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed their review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in an opposition proceeding, which is a special proceeding heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the EPO revoked the EP'355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal would be heard by the TBA of the EPO on June 18, 2020, or the 2020 Hearing. The 2020 Hearing has subsequently been postponed twice as the result of the ongoing COVID-19 pandemic. The 2020 Hearing was initially rescheduled to be heard on February 2, 2021 and on January 12, 2021, the EPO informed the Company that the appeal hearing would be postponed a second time to September 6, 2021, or the 2021 Hearing. The 2021 Hearing may be further delayed as a result of the COVID-19 pandemic. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2021 Hearing. If the Company receives a favorable ruling following the 2020 Hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition in the event of a remittal. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition and thereby the conclusion of the ongoing appeal process. We are not entitled to any royalty payments from the License Agreement until and unless all remaining elements of the original opposition are resolved in our favor. As such, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2024.

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
EP2965751
Pending (contains claims directed to compositions containing DMF wherein the daily dosage is from 480 to 600 mg and the DMF is released depending on pH for the treatment of a number of diseases). The EPO issued notices of intention to grant this patent on June 26, 2018, April 9, 2019, and June 8, 2020. A request for further processing was granted on January 27, 2021.
EP2801354
Revoked on May 7, 2019 by the EPO Opposition Division (contains claims directed to controlled-release compositions that release DMF according to a specific in vitro release profile). Currently on appeal to the TBA.
EP2792349
Pending (contains claims directed to controlled-release compositions containing DMF wherein the daily dosage is 480 mg for use in treatment of a number of diseases). The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018, February 27, 2019, November 29, 2019, and October 12, 2020.
EP2316430	Revoked by TBA on May 3, 2018.
EP3093012
Pending (contains claims directed to pharmaceutical compositions comprising DMF in an amount of 50 to 90% by weight of the composition). The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018, November 21, 2018, August 12, 2019, April 23, 2020, and March 11, 2021.
JP2018-017332	Pending (contains claims directed to controlled-release pharmaceutical compositions comprising one or more of fumaric acid esters such as DMF and/or MMF).

Core Composition Patent Family

        European Patent EP2801355.    The EP'355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed its review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in opposition proceedings, which are special proceedings heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the Opposition Division of the EPO revoked the EP'355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the 2020 Hearing would occur on June 18, 2020. The 2020 Hearing has subsequently been postponed twice as the result of the ongoing COVID-19 pandemic. The 2020 Hearing was initially rescheduled to be heard on February 2, 2021 and on January 12, 2021, the EPO informed the Company that the appeal hearing would be postponed a second time to September 6, 2021, or the 2021 Hearing. The 2021 Hearing may be further delayed as a result of the COVID-19 pandemic. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2021 Hearing. If the Company receives a favorable ruling following the 2021 Hearing, it is expected that the TBA will remit the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition in the event of a remittal. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. We are not entitled to any royalty payments from our Settlement and License Agreement, dated as of January 17, 2017, or the License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, until and unless all remaining elements of the original opposition are resolved in our favor. As such, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2024. There can be no assurance that we will be successful in the Opposition Proceeding after any appeals. If the Company is unsuccessful in the Opposition Proceeding, the Company would not be entitled to future royalties on Biogen's net sales outside the United States. While the appeal and any remitted issues to the Opposition Division have not been resolved, the decision of the Opposition Division to revoke the EP'355 patent is "frozen." Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP'355 patent currently has a maximum duration until October 2025 (subject to possible SPC extension—see below). This is the first issued patent associated with the Company covering the use of 480 mg per day of DMF to treat MS. Although Biogen may not challenge the validity of the EP'355 patent in national proceedings, the validity of the national parts of the EP'355 patent could be challenged by other third parties in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition and appeal proceedings. See "Risk Factors—Risks Related to Intellectual Property—There can be no assurance that even if we are successful in the opposition and appeal proceedings involving the patents associated with the Company currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not."

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

        European Patent EP1799196.    The European patent EP1799196 associated with the Company, or the EP'196 patent, covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The patent was granted on June 22, 2016. Oppositions to this patent have been filed by third parties with the EPO. On September 18, 2018, the EPO revoked the EP'196 Patent following an oral hearing in the opposition proceedings. The written decision was received on February 15, 2019 and a notice of appeal was filed against that decision on April 13, 2019. The Company expects the appeal to be heard by the TBA within one to two years.

        European Patent Application EP2965751.    Another key patent application in the EU is EP2965751, formerly EP15166243.4, or the EP'751 application. The EP'751 application covers, among other things, compositions containing DMF where the daily dosage is 480 to 600 mg and the DMF is released depending on pH. The EPO has completed its initial review of this application and issued a negative search report on January 13, 2016. We responded to the search report on July 13, 2016. A third-party observation was filed on September 20, 2016. We responded to the third-party observation on November 16, 2016. A negative office action was issued on February 10, 2017, which we understood to have been the result of a clerical error. We responded on August 10, 2017 to correct the error. The EPO issued a notice of intention to grant this patent on June 26, 2018, April 9, 2019, and June 8, 2020. A request for further processing was granted on January 27, 2021.

        European Patent EP2801354.    A key patent in the EU is EP2801354, or the EP'354 patent. The EP'354 patent covers, among other things, controlled-release compositions that release DMF according to a specific in vitro release profile. The patent was granted on February 8, 2017. Oppositions to this patent have been filed by third parties with the EPO. On May 7, 2019, the EPO revoked the EP'354 patent following an oral hearing in the Opposition Proceedings. The written decision was received on September 9, 2019 and a notice of appeal was filed against that decision on November 8, 2019. The Company expects the appeal to be heard by the TBA within one to two years.

        European Patent Application EP2792349.    Another key patent application in the EU is EP2792349, formerly EP14172396.5, or the EP'349 application. The EP'349 application covers, among other things, controlled-release compositions containing DMF where the daily dosage is 480mg for use in treatment of a number of diseases. The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018, February 27, 2019, November 19, 2019, and October 12, 2020.

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

        European Patent Application EP3093012.    Another key patent application in the EU is EP3093012, formerly EP16001391.8, or the EP'012 application. The EP'012 application covers, among other things, controlled-release pharmaceutical compositions comprising DMF in an amount of 50—90% by weight of the composition. The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018, November 21, 2018, August 12, 2019, April 23, 2020, and March 11, 2021.

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

Competition

        We are engaged in segments of the pharmaceutical and biotechnological industries that are highly competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that target MS. Our future success may depend on the continued market acceptance of Tecfidera®. We expect approved MS treatments, such as Tecfidera®, will continue to face intense and increasing competition as new and improved products enter the MS markets and advanced technologies become available. Competition from any newly-approved products (whether branded, generics or biosimilars) may reduce Tecfidera® sales, which in turn may reduce possible royalties payable by Biogen to us. Several companies are developing additional treatments for multiple sclerosis, and late-stage clinical candidates include, but are not limited to, generic versions of existing medications, including generic versions of Tecfidera®. Competition among products approved for sale is based, among other things, on safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors.

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

Facilities

        Our corporate headquarters are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2020, we paid 633,000 DKK ($97,000 based on the average exchange rate for the year), including value added tax, or VAT, for such premises. FA and Operations, our Danish subsidiaries, are also located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark. For more information, see "—Related Party Transactions—Leased Premises."

        FP USA, our U.S. subsidiary, is located in Suffern, New York and has office space of approximately 140 square feet. In 2020, we paid $15,000 for such premises.

        The Company's office lease commitments are currently all short-term.

Employees

        As of March 31, 2021, we had four employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2018	2019	2020	2021
Function:
Engineering and production	1	0	0	0
Management and administration	4	5	4	4

Total	5	5	4	4

Geography:
Germany	1	1	1	1
Denmark	3	3	2	2
United States	1	1	1	1

Total	5	5	4	4

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

C.    Organizational Structure

        The registrant corporation, Forward Pharma A/S, has two wholly-owned subsidiaries, FP USA, incorporated in the state of Delaware, and Operations, incorporated in Denmark. Operations has two wholly-owned subsidiaries, FA, incorporated in Denmark, and FP GmbH, incorporated in Germany. A liquidation of our German subsidiary, FP GmbH, was initiated on January 29, 2020 and is still ongoing. All of our operations are conducted within Forward Pharma A/S or one of our directly or indirectly owned subsidiaries.

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

        Refer to Part I, Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (filed with the SEC on April 24, 2020) for additional discussion of our financial condition and results of operations for the year ended December 31, 2018, as well as our financial condition and results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018.

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

        As discussed in more detail elsewhere herein, the Company entered into the License Agreement with Biogen that became effective on February 1, 2017. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to defined intellectual property. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion, or the Non-refundable Fee, in February 2017. Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS. On March 1, 2017, the Company announced plans to complete the remaining research and development efforts of FP187® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the intellectual property in the United States associated with the Company, or the U.S. IP, we have permanently discontinued our development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States, including product sales of a DMF formulation, are not expected.

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

        At December 31, 2020, the Group had cash and cash equivalents and working capital amounting to $79.1 million and $78.6 million, respectively. The Group has no material long-term obligations. Management currently believes there is adequate liquidity to fund the Group's operations beyond the next twelve months; however, unforeseen events could negatively affect management's estimate. In addition, as discussed in more detail below, the Danish and German tax authorities have commenced tax audits of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. There is a risk that at the conclusion of the tax audits, the Danish and/or German tax authorities could assess additional taxes, interest and/or penalties on the Group. The imposition of additional taxes, interest and/or penalties by the taxing authorities could have a material adverse effect on the Group. For more information, see the risk factor entitled "There is no assurance that the joint tax audit being conducted by the Danish and German tax authorities will not result in double taxation" and the Group's consolidated financial statements.

Restructuring

        In June 2017, under the terms of the License Agreement, the Company restructured its operations, or the Restructuring, whereby the Company transferred to Operations (a wholly owned Danish limited liability company of the Company created in 2017) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, or the IP, and Operations transferred the IP to FWP IP (a wholly owned Danish limited liability company of Operations created in 2017). The final step in the Restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold to a Danish limited liability company (FWP HoldCo ApS, referred to as "HoldCo") owned and controlled by an independent Danish foundation (FWP Fonden, referred to as the "Foundation"). In consideration for the capital stock of FWP IP, HoldCo paid Operations 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate). The Foundation's three-member board includes one independent director and one director appointed by each of the Company and Biogen. Accordingly, the Company does not control, nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. In November 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($17,000 based on the December 31, 2020 exchange rate) annually, or the Annual Funding, to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. The Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

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

Financial Operations Overview

Revenue

        The Company's only operating revenue earned to date has been the Non-refundable Fee received in 2017 in accordance with the License Agreement. We will likely not generate operating revenue in the future unless we prevail in the Opposition Proceeding. The Company's ability to generate operating revenues in the future is highly uncertain and it is possible that we may never recognize operating revenue in the future.

        Management concluded that the Non-refundable Fee should be recognized as revenue in full in 2017. In reaching this conclusion, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed intellectual property both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed intellectual property whether under a co-exclusive license or an exclusive license. At the time the License Agreement became effective, the Company was required to (i) to fund the cost to file, prosecute and maintain the United States patents and European patent EP 2801355 associated with the Company, (ii) to participate in an intellectual property advisory committee and (iii) to provide the Annual Funding of 100,000 DKK (collectively referred to as "Defense Costs"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, occur. Management concluded that the Company's obligation to defend the intellectual property does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen received full unrestricted use of the Company's intellectual property at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed intellectual property, the License Agreement is deemed to provide Biogen with a right to use the Company's intellectual property upon the consummation of the License Agreement and accordingly, the Non-refundable Fee was recognized as revenue in 2017.

        Effective upon Biogen purchasing the U.S. IP, the Company is no longer incurring Defense Costs associated with the U.S. IP.

        The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Opposition Proceeding, including any appeals, and certain other conditions of the License Agreement are satisfied. It is highly uncertain whether the Company will prevail in the Opposition Proceeding and therefore it is possible that additional revenues may not be realized from the License Agreement or any other source. In the event the Company does prevail in the Opposition Proceeding, Biogen would be obligated to remit future royalties to the Company as defined in the License Agreement, provided that other conditions of the License Agreement are satisfied. If the Company fails to prevail in the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain. See Notes 1.2 and 1.5 in the accompanying consolidated financial statements for additional information.

Research and development costs

        As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen's purchase of the U.S. IP, we permanently discontinued our research and development efforts involving DMF products, including FP187®.

        Currently, our research and development costs primarily comprise salary and related expenses, including share based payment expense, license, patent and other intellectual property related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices (the EPO and certain country-specific patent registry offices). Accordingly, our research and development costs are primarily associated with defending and protecting our non-U.S. IP; however, we may incur minor costs to meet remaining regulatory requirements associated with the wind-down of our research and development efforts of FP187®.

General and administrative costs

        Our general and administrative costs consist primarily of:

  •
  salaries and expenses for employees as well as expenses related to share-based compensation awards granted to certain employees;

  •
  professional fees for auditors, tax advisors, legal counsel and other consultants;

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

Non-operating income and (expenses)

        Components of non-operating income and (expenses) consisted primarily of:

  •
  gains/losses from changes in foreign exchange rates related primarily to our cash holdings;

  •
  interest income earned on USD cash holdings; and

  •
  bank fees, including negative interest on Euro and DKK cash holdings.

Results of Operations

Comparison of the years ended December 31, 2020 and 2019

	Year ended December 31,
	2020	2019	Change favorable (unfavorable)
	(USD in thousands)
Research and development costs	(327)	(1,049)	722
General and administrative costs	(3,059)	(4,234)	1,175

Operating (loss)	(3,386)	(5,283)	1,897
Exchange rate (loss) gain, net	(2,970)	759	(3,729)
Other finance (expense) income, net	(93)	303	(396)

(Loss) before tax	(6,449)	(4,221)	(2,228)
Income tax	—	—	—

Net (loss)	(6,449)	(4,221)	(2,228)

Research and development costs for the years ended December 31, 2020 and 2019

        Research and development costs for the years ended December 31, 2020 and 2019 were $327,000 and $1.0 million, respectively. The decrease in research and development costs for the year ended December 31, 2020 of $722,000 is primarily the result of lower costs incurred in connection with the Opposition Proceedings and lower share-based compensation. Fees to patent advisors and other patent-related costs incurred in connection with the Opposition Proceeding decreased from $322,000 in the year ended December 31, 2019 to $203,000 in the year ended December 31, 2020. The decrease is the result of reduced activities leading up to the Opposition Proceeding hearing that is now scheduled for September 6, 2021 after two postponements caused by the ongoing COVID-19 pandemic. Share-based compensation decreased from $625,000 in the year ended December 31, 2019 to $63,000 in the year ended December 31, 2020. The decrease in share-based compensation resulted from equity awards that were issued prior to December 31, 2017 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting combined with an increased number of equity awards where the underlying expense was fully recognized prior to the year ended December 31, 2020 as performance and/or service conditions were fulfilled prior to December 31, 2019. The balance of the decrease in research and development cost during the year ended December 31, 2020 is the result of completing the wind down of FP187® development activities in 2019 and not incurring costs in connection therewith in 2020.

        We currently expect that our research and development costs will remain at current levels in the future; however, considering the high level of uncertainty associated with estimating the nature and timing of costs to be incurred to continue the Opposition Proceeding, including any appeals, it is possible that unforeseen events could occur that could have a material effect on our estimated expenditures. Prospectively, research and development activities will primarily relate to Patent Fees. We may experience significant fluctuations in our expenses, period-to-period, as the result of the varying nature of the services expected to be provided by our patent advisor in connection with the Opposition Proceeding.

General and administrative costs for the years ended December 31, 2020 and 2019

        General and administrative costs for the years ended December 31, 2020 and 2019 were $3.1 million and $4.2 million, respectively. The decrease in general and administrative costs in the year ended December 31, 2020 of $1.1 million resulted from a decrease in share-based compensation. Share-based compensation decreased from $1.5 million in the year ended December 31, 2019 to $271,000 in the year ended December 31, 2020. The decrease in share-based compensation resulted from equity awards that were issued prior to December 31, 2017 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting combined with an increased number of equity awards where the underlying expense was fully recognized prior to the year ended December 31, 2020 as performance and/or service conditions were fulfilled prior to December 31, 2019.

        We currently expect that our general and administrative costs will remain at current levels; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating (expense) income for the years ended December 31, 2020 and 2019

        During the year ended December 31, 2020, the Group recognized a foreign exchange loss of $3.0 million. The $3.0 million foreign exchange loss resulted primarily from the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash holdings were converted to the functional currency of the Company and Operations (the DKK) at December 31, 2020. During the year ended December 31, 2019, the Company recognized a foreign exchange gain of $759,000. The $759,000 foreign exchange gain resulted primarily from the favorable effect of the strengthening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash holdings were converted to DKK at December 31, 2019.

        Other finance (expense) income primarily includes bank fees, or negative interest, on EUR and DKK cash holdings net of interest income on USD cash holdings.

Income tax for the years ended December 31, 2020 and 2019

        For the years ended December 31, 2020 and 2019, the Group incurred losses for tax purposes. The tax losses combined with the Group not meeting the requirements to recognize deferred tax assets, resulted in no income tax benefit being recognized.

        Since there is significant uncertainty as to whether the Group will have taxable income in the future, deferred tax assets that are available at December 31, 2020 do not meet the criteria for financial statement recognition and accordingly have not been recognized in the accompanying consolidated financial statements.

        There are ongoing tax audits being conducted by the Danish and German tax authorities of the Group's Danish and German tax returns. While management believes the tax filing positions taken were correct, there is always the risk that the tax authorities could disagree resulting in additional taxes, interest and penalty being assessed and the amount could be material. See below as well as Note 3.4 to the consolidated financial statements for additional information.

Government, Economic, Fiscal, Monetary or Political Initiatives That May Materially Affect Our Operations

        We have not identified any current government, economic, fiscal, monetary or political initiatives that would be expected to materially affect our operations.

Critical Accounting Policies

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the revenues and expenses reported during each period. Actual results may differ from these estimates under different assumptions or conditions.

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

        When we recognize deferred tax assets, including the tax base of tax loss carryforwards, management assesses that these taxes can be offset against positive taxable income within a foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits together with future tax planning strategies. Such a judgment will be made on an ongoing basis and is based on historical results of operations, budgets, and business plans. This judgment is made periodically after considering current facts and circumstances, as well as the risks and uncertainty associated with the operations of the Group. As facts and circumstances change, adjustments to previously made estimates will be made that could result in volatility in reported operating results and the occurrence of unforeseen events could have a material favorable or unfavorable effect on the consolidated financial statements of the Group. Taxable profits are not assured in the future; therefore, temporary differences that will be available to offset taxable profits after December 31, 2020 do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

  Tax uncertainties

        The Group's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities and are subject to ongoing audits in Germany and Denmark. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group, which would expose the Group to additional taxes being assessed, including interest and penalties that could be material. The Group exercises significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management's interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by a Group company and the tax authorities ultimately prevail in disallowing the tax filing position, after a Group company exhausts all options to defend such tax filing position, it would likely have a material adverse effect on the Group's financial position and operating results.

        There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management consulted with professional tax advisors when establishing intercompany cross-border tax filing positions for Group companies and believes that the intercompany cross-border tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the intercompany cross-border tax filing positions taken by the Group. If the tax authorities disagree with an intercompany cross-border tax filing position taken by the Group, and the tax authorities ultimately prevail in disallowing an intercompany cross-border tax filing position, after the Group exhausts all options to defend such tax filing position, it would result in additional taxes, interest and possibly penalty becoming due and such amount could be material. See also "Tax audits in Denmark and Germany" below.

  Tax audits in Denmark and Germany

        Currently, the Danish and German tax authorities are conducting a joint tax audit of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements.

        To date, the joint tax audit has focused on the intercompany recognition of revenue and expenses to ensure that such transactions were conducted at arm's length. It is possible that the ongoing joint tax audit could result in the Danish and German tax authorities mutually agreeing to allocate a greater portion of the Group's total 2017 taxable income to FP GmbH (referred to as the "Reallocation of Taxable Income"). If such Reallocation of Taxable Income were to occur, it could trigger a net increase in the Group's total income tax expense caused by the higher statutory tax rate in Germany of 31.9% versus Denmark's statutory tax rate of 22.0%. Effectively, the Reallocation of Taxable Income would shift taxable income to Germany that would be taxed at 31.9% while reducing taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards of 11.9 million EUR ($14.6 million based on the December 31, 2020 exchange rate) that could be used to mitigate an increase in income tax expense resulting from a Reallocation of Taxable Income. Any Reallocation of

Taxable Income that is not covered by FP GmbH's tax loss carryforwards and not subject to minimum taxation rules in Germany would result in an increase in income tax expense at a rate of approximately 10 percentage points of such amount compared to what has been recognized in the financial statements at December 31, 2020.

        The Danish and German tax authorities may currently be discussing a Reallocation of Taxable Income; however, Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings. If the Danish and German tax authorities mutually agree to a Reallocation of Taxable Income, the Group's only option to mitigate the increase in income tax expense would be to seek relief through litigation in Germany. If litigation in Germany were pursued, it would be time-consuming and costly and there is no assurance that the outcome of such litigation would be successful.

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

        For more, see "Risk Factors—Risks Related to Our Financial Position and Capital Needs" and Note 3.4 Income tax, in the accompanying consolidated financial statements for additional information.

Recent Accounting Pronouncements

        For discussion regarding new and amendments to accounting standards and the expected impact on the Group's consolidated financial statements, see Note 2.3 New and amendments to accounting standards, to the accompanying consolidated financial statements.

Critical Accounting Estimates

        For discussion regarding critical accounting estimates, see Note 2.2 Significant accounting judgements, estimates and assumptions, to the accompanying consolidated financial statements.

B.    Liquidity and Capital Resources

Comparison of the Years ended December 31, 2020 and 2019

        The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	(USD in thousands)
Net cash flows (used in) operating activities	(5,713)	(2,231)
Net cash flows (used in) investing activities	(1)	—
Net cash flows (used in) financing activities	(283)	(799)

Net (decrease) in cash and cash equivalents	(5,997)	(3,030)
Net foreign exchange differences	7,486	(1,914)
Cash and cash equivalents beginning of year	77,598	82,542

Cash and cash equivalents end of year	79,087	77,598

        Net cash flows used in operating activities for the years ended December 31, 2020 and 2019 totaled $5.7 million and $2.2 million, respectively. The cash flows used in operating activities for the year ended December 31, 2020 were due to the loss incurred for the year offset by non-cash share-based compensation of $334,000 and changes in working capital. The cash flows used in operating activities for the year ended December 31, 2019 were due to the loss incurred for the year combined with changes in working capital and offset by non-cash share-based compensation of $2.1 million.

        The cash used in investing activities of $1,000 for the year ended December 31, 2020 relates to an increase in rent security deposit associated with leased office space.

        Cash flows used in financing activities for the year ended December 31, 2020 totaled $283,000. Such use of cash was the result of cash outflows for the repurchase of equity awards of $285,000, offset by the receipt of $2,000 in connection with the exercise of equity awards. Cash flows used in financing activities for the year ended December 31, 2019 totaled $799,000. Such use of cash resulted from the repurchase of equity awards.

  Funding Requirements and Capital Resources

        We believe that our cash and cash equivalents will enable us to fund our operating expenses beyond the next twelve months. We currently have no plans to acquire capital assets except for immaterial purchases of office equipment. We currently estimate that our use of cash for the year ending December 31, 2021 will range from $4 million to $6 million. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Opposition Proceeding and to defend and protect the intellectual property associated with the Company. There are other uncertainties that could negatively affect our estimated cash spend in 2021 including, but not limited to, a negative outcome of the tax audits in process in Denmark and Germany (see Note 3.4 to the accompanying consolidated financial statements for additional information), the level of support needed from professional tax advisors to defend tax filing positions and any costs incurred disputing a negative outcome of the tax audits, if any. Such costs could have a material adverse impact on our capital resources. Accordingly, our estimated use of cash for the year ending December 31, 2021 could change near-term and the change could be material. We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office rental lease, which we consider immaterial.

        Our present and future funding requirements will depend on many factors, including, among other things:

  •
  the outcome of the Opposition Proceeding, including any appeals;

  •
  our efforts to secure and protect the intellectual property associated with the Company with the objective of obtaining and maintaining royalty-bearing patents;

  •
  the outcome and associated costs, fees, and expenses of the tax audits of our Danish and German tax returns; and

  •
  the costs to maintain the infrastructure necessary for a publicly listed company.

  •
  Except for the capital reduction in September 2017, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

  Capital Expenditures

        Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2021 or thereafter.

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

        The IPR Agreement requires Operations to pay an annual fee to FWP IP of 100,000 DKK ($17,000 based on the December 31, 2020 exchange rate) as consideration for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property. Operations is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Operations' obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

        FP USA has an office lease that expires on September 30, 2021. The monthly rent due under the lease is $1,191.

        The Company entered into a lease with Nordic Biotech Advisors ApS for certain office space that houses the Company's corporate headquarters in Copenhagen, Denmark. The amount payable under the lease is variable based on a defined formula and the agreement can be cancelled by either party with six months' prior written notice. For the year ended December 31, 2020, we paid 633,000 DKK ($97,000 based on the average exchange rate for the year), including VAT, for the use of such premises and we estimate that amounts due under the lease for 2021 will not be materially different.

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2020.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations*	$18	$17	$50	$66	$151
Operating lease obligations	$53	$—	—	—	$53

Total	$71	$17	$50	$66	$204

(*)
Includes the annual fee of 100,000 DKK due to FWP IP assuming a conversion rate to U.S. Dollars of 6.0576 as quoted by the Danish National Bank for December 31, 2020. The annual fee has been estimated through the end of 2029; however, such obligation to fund could be terminated earlier or later as defined in the License Agreement.

        The table above does not include amounts that would be payable to Aditech if we collect royalties from Biogen in accordance with the License Agreement. The amount, if any, and timing of potential payments to Aditech cannot be estimated at this time but could be material. See Note 6.2 in the accompanying consolidated financial statements for additional information.

        The table above excludes 777,000 EUR (approximately $954,000 based on the December 31, 2020 exchange rate) that is contingently payable, as defined in the underlying agreements, to the CEO and a consultant if there is a favorable outcome in the Opposition Proceeding and certain service requirements are met. We are unable to estimate when or if there will be a favorable outcome of the Opposition Proceeding. See Note 3.3 in the accompanying consolidated financial statements for additional information.

G. Safe Harbor

        Refer to the information set forth under the heading "Cautionary Note Regarding Forward-Looking Statements" on page 4.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our board of directors and senior management. Unless otherwise stated, the business address for our executive officers and directors is Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

Name	Age	Position
Florian Schönharting	52	Chairman
Claus Bo Svendsen	44	Chief Executive Officer
Thomas Carbone	63	Vice President, Finance and Controller, FP USA
Torsten Goesch	61	Director
Grant Hellier Lawrence	59	Director
Jakob Mosegaard Larsen	48	Director
Duncan Moore	62	Director

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

Grant Hellier Lawrence, Director

        Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently Chief Financial Officer at AJ Vaccines A/S. He has more than 20 years of financial and information technology management experience within global Life Science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining AJ Vaccines in January 2021, Mr. Lawrence was CEO at Nunc A/S, a Thermo Fisher Scientific company, for more than 15 years. Mr. Lawrence has also worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence holds a Diploma in Mechanical Engineering (1984) and graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989).

Jakob Mosegaard Larsen, Director

        Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Advokatpartnerselskab LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Legal Committee of Active Owners Denmark (previously the Danish Venture Capital and Private Equity Association) and serves as Active Owners Denmark's representative on Invest Europe's Legal and Regulatory Committee. He graduated from Copenhagen University with a Master's Degree in Law and holds an executive MBA from Copenhagen Business School. From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Advokatpartnerselskab LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Advokatpartnerselskab LLP, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

Duncan Moore, Director

        Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm's global healthcare equity research team. Whilst at the University of Cambridge, he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the BankInvest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical and Allarity Therapeutics A/S (previously Oncology Venture A/S). In addition, he has a board position at Cycle Pharma and Braidlock Limited. He is also the Chairman of the Scottish Life Sciences Association and serves on the Board of Governors of Merchiston Castle School in Edinburgh and the International School in Shenzhen in the Peoples Republic of China.

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

        The Danish Companies Act requires granting employees in Danish companies a right of representation on the board of directors in companies with at least 35 employees. This requirement does not currently apply to us because, as of March 31, 2021, we only have 4 employees.

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

B.    Compensation

Compensation of Executive Officers and Board

        For the year ended December 31, 2020, the aggregate compensation paid to our executive officer and members of our board of directors (including share-based compensation) was $822,000. This amount includes $131,000 that was deemed to be the repurchase of equity awards for financial reporting purposes and accounted for as a reduction in shareholders' equity. During the years ended December 31, 2019 and December 31, 2020, there were no equity awards granted to our executive officer or members of our board of directors.

        None of our directors are employees of Forward Pharma A/S or its wholly-owned subsidiaries, FP USA and Operations, or Operations' wholly-owned subsidiaries, FP GmbH and FA, and accordingly, we do not have any written agreements with them providing for benefits upon termination.

        Mr. Larsen, a member of our board of directors, acts as our Danish legal counsel. See "—Director and Officer Awards Granted Under the Share Plan and Outside the Share Plan" and "Related Party Transactions—Legal Services Provided by Mazanti-Andersen Advokatpartnerselskab LLP."

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

        Share Reserve and Limitations.    The maximum number of ordinary shares currently available for awards pursuant to the Share Plan is 9,362,296 ordinary shares, of which a maximum of 50% may be granted to an individual participant during a single year. The ordinary shares available for awards under the Share Plan may be new shares that we issue and/or existing shares, if any, we acquire.

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

C.    Board Practices

        See "Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors" and "—B. Compensation."

D.    Employees

        As of December 31, 2020, we had four employees of which three are in Europe and one is in the United States. One employee holds an M.D. and a Ph.D. degree. One of our employees is represented by a labor union while none of our employees are covered under a collective bargaining agreement. We consider our relations with our employees to be good.

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2021.

Directors and Executive Officers	# of Shares	% of issued Shares(1)
Florian Schönharting(2)	51,647,900	53.53%
Torsten Goesch(3)	17,576,400	18.22%
Jakob M. Larsen(4)	228,280	*
Grant H. Lawrence(5)	228,280	*
Duncan Moore(6)	436,869	*
Claus Bo Svendsen(7)	1,429,519	1.48%

*
Represents less than 1%.

(1)
Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2020 (i.e., May 31, 2020) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2021, we had 96,487,597 ordinary shares outstanding.

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

(4)
Includes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that may be exercised during the period from July 1, 2018 to June 30, 2021 (absent a discontinuation of service) and options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service).

(5)
Includes options to purchase up to 178,280 shares at an exercise price of $6.92 per share that may be exercised during the period from July 1, 2018 to June 30, 2021 (absent a discontinuation of service) and options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service).

(6)
Includes options to purchase up to 265,662 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from May 1, 2019 to April 30, 2022 (absent a discontinuation of service), options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service) and 121,207 deferred shares that became exercisable on October 10, 2020.

(7)
Includes options to purchase 240,000 shares at an exercise price of $4.51 per share that may be exercised during the period June 1, 2019 to May 31, 2021 (absent a discontinuation of service), options to purchase 469,519 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from November 30, 2020 to November 29, 2022 (absent a discontinuation of service), options to purchase 120,000 shares at an exercise price of $2.24 per share that may be exercised during the period from March 1, 2021 to February 28, 2023 (absent discontinuation of service) and options to purchase 600,000 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service). Excludes 40,000 deferred shares that will not become exercisable before May 31, 2021.

        See "Item 6. Directors, Senior Management and Employees—B. Compensation" above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of April 1, 2021, April 1, 2020 and April 1, 2019, each being the most recent practicable date before reporting for the last three fiscal years based on information available to the Company.

	2019		2020		2021
Name	# of Shares	% of issued Shares	# of Shares	% of issued Shares	# of Shares	% of issued Shares*
Nordic Biotech K/S(1)	24,250,680	25.51%	24,250,680	25.51%	24,250,680	25.13%
Nordic Biotech Opportunity Fund K/S(1)	21,177,980	22.28%	21,177,980	22.28%	21,177,980	21.95%
NB FP Investment K/S(2)	5,014,720	5.27%	5,014,720	5.27%	5,014,720	5.20%
Rosetta Capital I, LP	17,576,400	18.49%	17,576,400	18.49%	17,576,400	18.22%
The Bank of New York Mellon(3)	22,968,570	24.16%	22,968,570	24.16%	23,162,876	24.01%
BVF Partners L.P. and its affiliates(4)	18,092,758	19.03%	14,092,736	14.82%	10,194,786	10.57%
Newtyn Management, LLC(5)	—		5,973,800	6.28%	—

*
Based on 96,487,597 ordinary shares outstanding as of April 1, 2021.

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

(4)
The 2021 information in the table and this note is derived from a Schedule 13G/A filed jointly by BVF Partners L.P. ("Partners"), BVF Inc., Mark N. Lampert, Biotechnology Value Fund, L.P. ("BVF"), BVF I GP LLC ("BVF GP"), Biotechnology Value Fund II, L.P. ("BVF2"), BVF II GP LLC ("BVF2 GP"), Biotechnology Value Trading Fund OS LP ("Trading Fund OS"), BVF Partners OS Ltd. ("Partners OS") and BVF GP Holdings LLC ("BVF GPH" and together with Partners, BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS and Partners OS, the "BVF Entities") with the SEC on February 11, 2021. Based on information contained in the Schedule 13G/A, as of December 31, 2020 (i) BVF beneficially owned 5,052,310 shares, of which 338,393 are represented by ADSs, (ii) BVF2 beneficially owned 3,698,691 shares, of which 252,517 are represented by ADSs, and (iii) Trading Fund OS beneficially owned 616,756 shares, of which 44,054 are represented by ADSs. BVF GP, as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 8,751,001 shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 10,194,786 shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the "Partners Managed Accounts"), including 827,029 shares, of which 12,335 are represented by ADSs, held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts. The ordinary shares underlying the ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mark N. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of each of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)
The 2021 information in the table and this note is derived from a Schedule 13G/A filed by Newtyn Management, LLC with the SEC on February 16, 2021. The business address of each of Newtyn Management, LLC is 60 East 42nd Street, Suite 960, New York, New York 10165.

        As of April 1, 2021, there were a total of 23 holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. Ten holders of record of our ordinary shares had addresses in the United States, representing 44.41% of our ordinary shares. As of April 1, 2021, there were a total of two holders of record of our ADSs, both of which had addresses in the United States.

        Our shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.

B.    Related Party Transactions

        The following is a description of the related party transactions that we have entered into since January 1, 2019 with any of the members of our board of directors, our executive officers, our major shareholders or our affiliates.

Leased Premises

        We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2020 and 2019, we paid 633,000 DKK ($97,000 based on the average exchange rate for the year) and 611,000 DKK ($92,000 based on the average exchange rate for the year), including VAT, respectively, for such premises.

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

Legal Services Provided by Mazanti-Andersen Advokatpartnerselskab LLP

        Mazanti-Andersen Advokatpartnerselskab LLP acts as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, is a partner at Mazanti-Andersen Advokatpartnerselskab LLP. Mazanti-Andersen Advokatpartnerselskab LLP charged us for services it rendered on an hourly basis and expenses incurred. For the years ended December 31, 2020 and 2019, we incurred legal expenses for services rendered by Mazanti-Andersen Advokatpartnerselskab LLP of 1,784,000 DKK (approximately $273,000 based on the average exchange rate for the year) and 1,557,000 DKK (approximately $233,000 based on the average exchange rate for the year), excluding VAT, respectfully. Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders.

Consulting Agreements with Certain Directors

        We entered into a consulting agreement with Dr. Duncan Moore who is a member of our board of directors. Pursuant to the consulting agreement with Dr. Moore, Dr. Moore acted as an advisor for the chairman of the board of directors and performed director-level consulting services as requested by the board of directors from time to time. The consulting agreement with Dr. Moore expired on October 10, 2020. As compensation for the consulting services, the Company granted Dr. Moore a deferred share award with respect to 121,207 shares, which has vested in full.

Aditech Agreements

        In 2010, we entered into a Transfer Agreement with Aditech, and in January 2017, we entered into the Addendum to this agreement. See "Item 4. Information on the Company—Business Overview—Material Agreements" for more information.

IPR Agreement.

        The IPR Agreement requires Operations, our wholly-owned subsidiary, to pay an annual fee to FWP IP, which was a wholly-owned subsidiary of Operations until November 22, 2017, of 100,000 DKK ($17,000 based on the December 31, 2020 exchange rate), excluding VAT, as consideration for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property. Operations is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Operations' obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

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

  •
  on June 12, 2018, to issue shares to two warrant holders that had exercised their warrants, including Jan van de Winkel, a former director of the Company;

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

  •
  on November 26, 2019, to implement the terms applicable to warrants granted to two employees of the Company, including Claus Bo Svendsen;

  •
  on April 24, 2020, to implement the terms applicable to warrants granted to Claus Bo Svendsen;

  •
  on May 7, 2020, to issue shares to five warrant holders that had exercised their warrants, including Joel Sendek, the former CFO of the Company, and to one holder of deferred shares;

  •
  on April 13, 2021, to issue shares to five warrant holders that had exercised their warrants, including Peder Møller Andersen, the former CEO of the Company.

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

Purchase of ADSs

        The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

        Gains on the sale of shares are taxed at a rate of 27% on the first 55,300 DKK in 2020 (for cohabiting spouses a total of 110,600 DKK), and at a rate of 42% on share income over 55,300 DKK (for cohabiting spouses a total of 110,600 DKK). In 2021, the sale of shares will be taxed as share income at a rate of 27% on the first 56,500 DKK (for cohabiting spouses a total of 113,000 DKK), and at a rate of 42% on share income over DKK 56,500 (for cohabiting spouses a total of 113,000 DKK). All amounts are subject to annual adjustments and include all share income derived by the individual or cohabiting spouses, respectively.

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

  Passive Foreign Investment Company Rules

        Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we were a PFIC for each of the seven years preceding December 31, 2020, and may be classified as a PFIC in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we ceased to meet the threshold requirements for PFIC status and that U.S. Holder made a qualifying "deemed sale" election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

        Forward Pharma A/S's, Operations', and FA's functional currency is the DKK, FP GmbH's functional currency is the Euro, and FP USA's functional currency is the USD. Our expenses to date have been largely denominated in USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates. Our revenue from the License Agreement and our obligation to Aditech were denominated in USD. It is very common for a group company to conduct cross-border transactions where the functional currency is not always used, including purchases from vendors in the United Kingdom, where the GBP is used, and the United States, where the USD is used. In addition, the Company and Operations, who each use the DKK as their functional currency, have large cash holdings in Euros and USD. Accordingly, future changes in the exchange rates of the DKK, the Euro and/or the USD will expose us to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. In particular, changes in the exchange rate between the USD and the DKK have the greatest effect on our reported foreign exchange gains or losses. The strengthening of the USD compared to the DKK will have a favorable effect on our reported operating results while the weakening of the USD compared to the DKK will have an unfavorable effect on our reported operating results. Small changes in the exchange rate between the USD and the DKK can have a material effect on our reported foreign exchange gains or losses.

        For the years ended December 31, 2020, 2019 and 2018, we recognized foreign exchange (loss) gains of ($3.0 million), $759,000 and 2.7 million respectively. The foreign exchange loss incurred during 2020 was primarily related USD cash holdings and the associated weakening of the USD compared to the DKK during the year. The foreign exchange gains incurred during 2019 and 2018 were primarily related USD cash holdings and the associated strengthening of the USD compared to the DKK during each year. While we benefited from changes in foreign exchange rates in 2019 and 2018, it is possible that the foreign exchange loss experienced in 2020 could reoccur. Any reoccurrences of foreign exchange losses would negatively affect us and the effect could be material.

        We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

        We estimate a 10% increase in the value of the USD relative to the Euro and the DKK would have decreased our net loss for the year ended December 31, 2020 by $636,000. A 10% decrease in the value of the USD relative to the Euro and the DKK would have increased our net loss for the year ended December 31, 2020 by a similar amount. For information on exchange rate sensitivity analysis, see Note 5.2 Financial risk factors, to the accompanying consolidated financial statements.

  Credit Risk

        As of December 31, 2020, our cash and cash equivalents are held primarily at two banks that have Moody's long-term debt ratings of Aa3 or better. We do not invest in equity instruments or derivatives. Our investment criteria require preservation of capital and diversification in high credit rated financial institutions.

  Liquidity Risk

        As of December 31, 2020, we held cash and cash equivalents totaling $79.1 million, which we believe will be sufficient to provide adequate funding to allow us to meet our planned operating activities in the normal course of business beyond the year ending December 31, 2021.

        We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. There is a high level of uncertainty in estimating the costs we will incur to continue the Opposition Proceeding and to defend and protect the intellectual property associated with the Company. There are other uncertainties that could negatively affect our estimated cash spend in 2021 including, but not limited to, the level of support needed from professional tax advisors to defend tax filing positions and an unforeseen negative outcome of the tax audits in Denmark and Germany (see Note 3.4 to the financial statements for additional information). Accordingly, our estimated use of cash for the year ending December 31, 2021 could change near-term and the change could be material.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        No matters to report.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020.

        It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2020, our principal executive and financial officer concluded that, as of such date, our disclosure controls and procedures were not effective, as a result of the material weakness in internal controls over financial reporting described below.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the material weakness described below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        Based on the evaluation performed as of December 31, 2017, in accordance with the COSO criteria, management identified a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions primarily as a result of limited resourcing. While management took actions to remediate the material weakness, or Actions, during the years ended December 31, 2020, 2019 and 2018, no complex non-routine transactions occurred. Therefore, management was not able to monitor and test whether the Actions taken were sufficient to remediate the material weakness. As a result of the lack of objective evidence that the Actions taken were sufficient to remediate the material weakness, management must conclude that the material weakness has not been remediated. Accordingly, based on the evaluation performed as December 31, 2020, in accordance with the COSO criteria, management continues to disclose a material weakness in our internal control over financial reporting due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions.

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

Changes in Internal Control Over Financial Reporting

        As discussed above, management took actions during the years ended December 31, 2020, 2019 and 2018 to remediate the material weakness, including the hiring of an outside advisor, or the Advisor, to evaluate the current design of our internal control environment and suggest steps to enhance processes. The Advisor's suggestions have been implemented. In addition, we also hired an experienced professional who has many years of financial reporting experience working at a subsidiary of a U.S. listed company as well as over ten years of experience working at a large, international accounting firm. The professional holds a senior position within the Company's finance department and is involved in overseeing all the activities of the finance department in Denmark. The professional reports to the Vice President, Finance and Controller and has direct access to the Company's Chief Executive Officer. Should the Group enter into a complex non-routine transaction in the future, the professional will independently evaluate the technical aspects, in accordance with IFRS, and financial statement implications of such transaction, and ensure that such transaction is correctly accounted for and disclosed in the Company's consolidated financial statements. The professional's role within our system of internal control over financial reporting affords management the ability to enhance segregation of duties by redefining roles and responsibilities of staff to increase oversight and review capabilities.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our auditors, EY Godkendt Revisionspartnerselskab, have performed the following services for the Company during the past two years:

	2020	2019
	(USD in thousands)
Audit	$275	$250
Audit related	—	—

Total	$275	$250

        All services provided to the Company by EY Godkendt Revisionspartnerselskab are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In 2020, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

ITEM 18.    FINANCIAL STATEMENTS

        The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.    EXHIBITS

Exhibit Index

Exhibit Number		Description
1.1		English translation of Amended and Restated Articles of Association, dated April 13, 2021.
2.1	(2)	Registration Rights Agreement, dated September 11, 2014, between Forward Pharma A/S and each of the investors listed on Schedule A thereto.
2.2	(3)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.
2.3	(4)	Letter Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated May 29, 2019.
2.4	(3)	Form of American Depositary Receipt (included in Exhibit 2.2).
2.5	(2)	Shareholders' Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.
2.6	(4)	Description of Securities.
4.1	(1)	Patent Transfer Agreement, dated May 4, 2010, between Forward Pharma A/S and Aditech Pharma AG.
4.2	(7)	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.
4.3	(1)	Form of Director and Officer Indemnification Agreement.
4.4	(5)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan.
4.5	(6)	Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.
4.6	(9)	Call Option Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.
4.7	(9)	Pledge Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.
4.8	(9)	Share Purchase Agreement, dated as of November 22, 2017, by and between Forward Pharma Operations ApS and FWP HoldCo ApS.

Exhibit Number		Description
4.9	(8)	Asset Contribution Agreement, dated as of June 30, 2017, by and between Forward Pharma A/S and Forward Pharma Operations ApS.
4.10	(8)
IPR Services, Administration, Funding and Novation Agreement, dated as of June 30, 2017, by and among Forward Pharma A/S, Forward Pharma Operations ApS, FWP IP ApS, Biogen Swiss Manufacturing GmbH and Biogen International Holding Limited.
8.1		List of Subsidiaries.
12.1		Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2		Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1		Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of EY Godkendt Revisionspartnerselskab, Independent Registered Public Accounting Firm.
EX-101.INS		XBRL Instance Document.
EX-101.SCH		XBRL Taxonomy Extension Schema Document.
EX-101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document.
EX-101.DEF		XBRL Taxonomy Extension Definition Linkbase Document.
EX-101.IAB		XBRL Taxonomy Extension Labels Linkbase Document.
EX-101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document.

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

(3)
Incorporated by reference from the Registrant's Annual Report on Form 20-F filed with the SEC on March 25, 2015.

(4)
Incorporated by reference from the Annual Report on Form 20-F filed with the SEC on April 24, 2020.

(5)
Incorporated by reference from the Registrant's Registration Statement on Form S-8 (Registration No. 333-203312) filed with the SEC on April 9, 2015.

(6)
Incorporated by reference from the Registrant's Annual Report on Form 20-F filed with the SEC on April 18, 2017.

(7)
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

Date: April 14, 2021

Forward Pharma A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Forward Pharma A/S

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of Forward Pharma A/S and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

        The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for tax uncertainties
Description of the Matter	As discussed in Note 3.4 to the consolidated financial statements, the Danish and German tax authorities are conducting a joint tax audit on the Company's Danish and German corporate income tax returns covering multiple years through the year ended December 31, 2017. Such joint tax audit could result in the tax authorities disagreeing with the tax filing positions taken by the Company, which could give rise to additional tax payments, including interest and penalties, that could be material. Management has determined that it is not probable (i.e., more likely than not) that the Company will be required to pay additional taxes upon the ultimate resolution of the joint tax audit.

Auditing the Company's accounting for tax uncertainties was complex due to the fact that management's determination is inherently subjective. The tax rules and regulations are very complex and therefore it is subject to uncertainty whether management's interpretation and application of these rules and regulations to determine tax filing positions in Denmark and Germany will be accepted by the tax authorities.

How We Addressed the Matter in Our Audit

To test the Company's accounting for tax uncertainties as a result of the ongoing joint tax audit, we considered management's assessment of the joint tax audit based on developments during the year. Our audit procedures included, among others, assessing the most recent correspondence with the relevant tax authorities. In addition, we have evaluated the tax opinions and memorandums provided by the Company's tax advisors, who assisted management in their assessment. We involved tax specialists to assist in evaluating the application of tax rules and regulations applied by management in their assessment. We also assessed the adequacy of disclosures related to the joint tax audit included in Note 3.4 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company's auditor since 2005.
Copenhagen, Denmark
April 14, 2021

Consolidated Statements of Financial Position

as of December 31, 2020 and 2019

		December 31,
	Notes	2020	2019
		USD '000	USD '000
Assets
Other non-current asset	6.2	3	2

Total non-current assets		3	2

Prepayments	4.1	337	292
Other receivables	4.2, 5.4	91	95
Income tax receivable	3.4	196	178
Cash and cash equivalents	5.2	79,087	77,598

Total current assets		79,711	78,163

Total assets		79,714	78,165

		December 31,
	Notes	2020	2019
		USD '000	USD '000
Equity and Liabilities
Share capital	5.1	154	152
Other components of equity:
Foreign currency translation reserve		93,315	85,849
Accumulated deficit		(14,825)	(8,432)

Equity attributable to shareholders of the Company		78,644	77,569

Total equity		78,644	77,569

Trade payables	5.4	476	82
Accrued liabilities	4.3	594	514

Total current liabilities		1,070	596

Total equity and liabilities		79,714	78,165

See accompanying notes to these consolidated financial statements

Consolidated Statements of Profit or Loss

for the years ended December 31, 2020, 2019 and 2018

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2020	2019	2018
		USD	USD	USD
Research and development costs	3.2, 3.3	(327)	(1,049)	(2,748)
General and administrative costs	3.2, 3.3, 6.1	(3,059)	(4,234)	(9,535)

Operating loss		(3,386)	(5,283)	(12,283)
Exchange rate (loss) gain, net		(2,970)	759	2,713
Other finance (expense) income, net	5.3	(93)	303	644

Loss before tax		(6,449)	(4,221)	(8,926)
Income tax benefit	3.4	—	—	204

Net loss for the year		(6,449)	(4,221)	(8,722)

Net loss for the year attributable to:
Equity holders of the Company		(6,449)	(4,221)	(8,722)

Per share amounts:
Net loss per share basic and diluted	3.5	(0.07)	(0.04)	(0.09)

See accompanying notes to these consolidated financial statements

Consolidated Statements of Other Comprehensive Income (Loss)

for the years ended December 31, 2020, 2019 and 2018

		Year ended December 31,
	Notes	2020	2019	2018
		USD '000	USD '000	USD '000
Net loss for the year		(6,449)	(4,221)	(8,722)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve	2.1	7,466	(1,899)	(4,154)

Total other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		7,466	(1,899)	(4,154)

Total comprehensive income (loss)		1,017	(6,120)	(12,876)

Attributable to:
Equity holders of the Company		1,017	(6,120)	(12,876)

See accompanying notes to these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity

for the years ended December 31, 2018, 2019 and 2020

	Notes	Share capital	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD '000	USD '000	USD '000	USD '000
At January 1, 2018		151	91,902	(2,373)	89,680

Net loss for the year		—	—	(8,722)	(8,722)
Other comprehensive loss		—	(4,154)	—	(4,154)

Total comprehensive loss		—	(4,154)	(8,722)	(12,876)

Exercise of warrants	5.1	1	—	—	1
Repurchase of equity awards	3.3	—	—	(761)	(761)
Share-based payment costs	3.3	—	—	6,170	6,170

Transactions with owners		1	—	5,409	5,410

At December 31, 2018		152	87,748	(5,686)	82,214

At January 1, 2019		152	87,748	(5,686)	82,214

Net loss for the year		—	—	(4,221)	(4,221)
Other comprehensive loss		—	(1,899)	—	(1,899)

Total comprehensive loss		—	(1,899)	(4,221)	(6,120)

Repurchase of equity awards	3.3	—	—	(670)	(670)
Share-based payment costs	3.3	—	—	2,145	2,145

Transactions with owners		—	—	1,475	1,475

At December 31, 2019		152	85,849	(8,432)	77,569

At January 1, 2020		152	85,849	(8,432)	77,569

Net loss for the year		—	—	(6,449)	(6,449)
Other comprehensive income		—	7,466	—	7,466

Total comprehensive income		—	7,466	(6,449)	1,017

Exercise of equity awards	5.1	2	—	—	2
Repurchase of equity awards	3.3	—	—	(278)	(278)
Share-based payment costs	3.3	—	—	334	334

Transactions with owners		2	—	56	58

At December 31, 2020		154	93,315	(14,825)	78,644

See accompanying notes to these consolidated financial statements

Consolidated Statements of Cash Flows

for the years ended December 31, 2020, 2019 and 2018

		Year ended December 31,
	Notes	2020	2019	2018
		USD '000	USD '000	USD '000
Operating activities:
Loss before tax		(6,449)	(4,221)	(8,926)
Adjustments to reconcile loss before tax to net cash flows used in operating activities:
Share-based payment costs	3.3	334	2,145	6,170
Depreciation expense and other		—	1	10
Cash inflow for taxes		—	—	472
Cash outflow for taxes		—	(67)	(7,089)
(Increase) decrease in other receivables and prepayments		(7)	200	384
Increase (decrease) in trade payables and accrued liabilities		409	(289)	(5,808)

Net cash flows used in operating activities		(5,713)	(2,231)	(14,787)

Investing activities:
Change in non-current asset	6.2	(1)	—	3

Net cash flows (used in) provided by investing activities		(1)	—	3

Financing activities:
Shares issued for cash	3.3, 5.1	2	—	1
Repurchase of equity awards	3.3	(285)	(799)	(8,121)

Net cash flows used in financing activities		(283)	(799)	(8,120)

Net decrease in cash and cash equivalents		(5,997)	(3,030)	(22,904)
Net foreign exchange differences		7,486	(1,914)	(4,108)
Cash and cash equivalents at January 1		77,598	82,542	109,554

Cash and cash equivalents at December 31		79,087	77,598	82,542

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Section 1—Corporate information

1.1   Organization

        Forward Pharma A/S (the "Company") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's directly, and indirectly, owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH ("FP GmbH"), Forward Pharma USA, LLC ("FP USA"), Forward Pharma FA ApS ("FA") and Forward Pharma Operations ApS ("Operations"), respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the "Group." The Company's board of directors authorized the issuance of the financial statements included herein on April 13, 2021.

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

        Under the terms of the License Agreement, the Company restructured its operations (the "Restructuring") on June 30, 2017 whereby the Company transferred to Operations (a wholly owned Danish limited liability company of the Company created in 2017) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property (the "IP"), and Operations transferred the IP to FWP IP ApS ("FWP IP") (a wholly owned Danish limited liability company of Operations created in 2017). The final step in the Restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold (the "Sale") to a Danish limited liability company (FWP HoldCo ApS, referred to as "HoldCo") owned and controlled by an independent Danish foundation (FWP Fonden, referred to as the "Foundation"). In consideration for the capital stock of FWP IP, HoldCo paid Operations 336,000 Danish Kroner ("DKK") ($54,000 based on the December 31, 2017 exchange rate).

        The Foundation's three-member board includes one independent director and one director appointed by each of the Company and Biogen. The Company does not control, nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. During November 2017, the Group contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($17,000 based on the December 31, 2020 exchange rate) annually (the "Annual Funding") to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. The Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

        On August 2, 2017, the Company's shareholders approved a 10-for-1 share split (the "Share Split"). All share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split. Subsequent to the Share Split, the nominal value of an ordinary share of the Company is 0.01 DKK.

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

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

  Interference Proceeding

        On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal with the Federal Circuit seeking to have the PTAB's decision overturned and the Interference Proceeding reinstated. On October 24, 2018, the Federal Circuit affirmed the PTAB's decision. On November 21, 2018, the Company filed a petition for rehearing of the Federal Circuit's decision. The rehearing request was denied on January 2, 2019 and the Federal Circuit's decision became final on January 9, 2019. The Federal Circuit's final decision ended the Interference Proceeding in favor of Biogen. As a result of the unsuccessful outcome of the Interference Proceeding, the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States, as defined in the License Agreement.

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

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

  Opposition Proceeding

        If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), it would be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen's net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement. Given the expected timeline for the resolution of the Opposition Proceeding, including any appeals, the earliest time the Company may expect to receive any royalty income from the License Agreement, if at all, is 2024. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, the Company would not be entitled to future royalties on Biogen's net sales outside the United States, as defined in the License Agreement.

        On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal would be heard by the TBA of the EPO on June 18, 2020 (the "2020 Hearing"). The 2020 Hearing has subsequently been postponed twice as the result of the ongoing novel coronavirus 2019 ("COVID-19") pandemic. The 2020 Hearing was initially rescheduled to be heard on February 2, 2021 and on January 12, 2021, the EPO informed the Company that the appeal hearing would be postponed a second time to September 6, 2021 (the "2021 Hearing"). The 2021 Hearing may be further delayed as a result of the COVID-19 pandemic. Management expects the TBA to issue a ruling on the same day as the hearing with a fully-argued decision to follow approximately two months after the 2021 Hearing.

        If the Company receives a favorable ruling following the 2021 Hearing, it is expected that the TBA will remand the case to the Opposition Division, in order for the Opposition Division to resolve the

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

remaining elements of the original opposition. Management estimates that the Opposition Division would take approximately two to three years to resolve the remaining elements of the original opposition. However, delays can occur that would extend the time needed for the Opposition Division to reach a conclusion on the remaining elements of the original opposition. The Group is not entitled to any royalty payments from the License Agreement until and unless all remaining elements of the original opposition are resolved in its favor. As such, the earliest time the Group may expect to receive any revenues from the License Agreement, if at all, is 2024.

        If the Company receives an unfavorable ruling in the 2021 Hearing, it would, for all practical purposes, represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to Group from Biogen based on Biogen's future net sales outside the United States, as defined in the License Agreement. The Company may request a rehearing of the 2021 Hearing with the Enlarged Board of Appeal of the EPO in an effort to overturn the unfavorable outcome, but the likelihood of getting a rehearing is low. The denial of a request to rehear would end the Opposition Proceeding in favor of the opponents.

1.3   Public listing of American Depositary Shares representing Ordinary Shares

        In 2014, the Company completed the initial public offering ("IPO") of American Depositary Shares ("ADSs") representing ordinary shares of the Company in the United States and issued 11.2 million ADSs. Prior to the Share Split, each ADS represented one ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten ordinary shares and two ordinary shares, respectively. In addition, on December 6, 2019, an ADS ratio change ("ADS Ratio Change") was implemented that resulted in each ADS representing 14 ordinary shares (see Note 1.4).

        As of December 31, 2020, there are 1.65 million ADSs outstanding representing 23.16 million ordinary shares. The change in the number of outstanding ADSs since the Company's IPO is primarily the result of the ADS Ratio Change. The number of ADSs outstanding has no effect on the share or per-share information disclosed herein.

1.4   Nasdaq's Continued Listing Requirements

        The Company's ADSs are currently listed on the Nasdaq Stock Market ("Nasdaq") Capital Market Exchange ("CME"). Nasdaq has continued listing requirements ("CLR") that the Company must maintain to remain listed. During 2019, the Company was not in compliance with the CLR and implemented the ADS Ratio Change and transferred the listing from Nasdaq's Global Select Exchange to the CME in order to regain compliance with CLR.

        In the future, if the Company fails to maintain compliance with the CLR, the Company's ADSs would likely be delisted from the CME and begin trading on the over-the-counter market (pink sheets).

        The Company's ADSs trade under the symbol "FWP" on the CME.

1.5   Going Concern

        The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if the Company fails to prevail in the Opposition Proceeding, including all appeals, as discussed in Note 1.2, future revenues are unlikely, the Company's ability to

Notes to Consolidated Financial Statements (Continued)

Section 1—Corporate information (Continued)

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

  Basis of consolidation

        The accompanying consolidated financial statements include the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended December 31, 2020, 2019 and 2018.

        FP GmbH, FP USA, FA and Operations have been consolidated for all periods presented herein. The Company's consolidation of each subsidiary will continue until the date the Company no longer controls the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in consolidation.

        The liquidation of FP GmbH was initiated on January 29, 2020. The timing to complete the liquidation of FP GmbH is uncertain at this time. However, the liquidation cannot be completed until the conclusion of the ongoing tax audit of FP GmbH's tax filings that is being conducted by the German tax authorities (see Note 3.4). The liquidation of FP GmbH is not expected to have a material effect on the consolidated financial position or the operating results of the Group.

  Translation from functional currencies to presentation currency

        The Group's consolidated financial statements are presented in USD, which is not the functional currency of the Company. The Group's financial statements are presented in USD as the result of the Company publicly listing the ADSs in the United States (see Notes 1.3 and 1.4). The Company, Operations and FA's functional currency is the DKK, FP GmbH's functional currency is the EUR and FP USA's functional currency is the USD.

        The translation to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at an average exchange rate for the period. Exchange differences arising from such translation are recognized directly in other comprehensive income (loss) and presented in a separate reserve in equity.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

        For each of the years ended December 31, 2020, 2019 and 2018, the amounts reflected as "Exchange rate (loss) gain, net," within the consolidated statement of profit or loss include the following:

	Year Ended December 31,
	2020	2019	2018
	USD '000	USD '000	USD '000
Total foreign exchange rate gains	21	798	2,940
Total foreign exchange rate losses	(2,991)	(39)	(227)

Net foreign exchange rate (loss) gain	(2,970)	759	2,713

  Revenue recognition

        The Group recognized the Non-refundable Fee in accordance with IFRS 15 Revenue from Contracts with Customers ("IFRS 15") during the year ended December 31, 2017.

        The only contract that the Group is party to that is within the scope of IFRS 15 is the License Agreement. In concluding when the Non-refundable Fee should be recognized as revenue, various judgments were made, including the identification of the Company's performance obligations within the License Agreement and whether these performance obligations are distinct. Management concluded that the performance obligations in the License Agreement were related to the right granted to Biogen to use the licensed IP both in the United States as well as in the rest of the world and concluded that these performance obligations were met at the time the License Agreement was consummated, as Biogen was granted full use of the licensed IP whether under a co-exclusive license or an exclusive license. At the time the License Agreement became effective, the Company was required (i) to fund the cost to file, prosecute and maintain the licensed IP as defined and to the extent set forth, in the License Agreement, (ii) to participate in an intellectual property advisory committee and (iii) to provide the Annual Funding (collectively "Defense Costs" or "Defend the IP"). The period the Company is obligated to fund the Defense Costs is defined in the License Agreement and could include the period from the effective date of the License Agreement through the last to expire, or invalidation of, the licensed patents; however, the Company's obligation to fund Defense Costs would be discontinued earlier if certain events, as defined in the License Agreement, were to occur. Management concluded that the Company's obligation to Defend the IP does not represent a separate performance obligation as such activities are deemed to be costs to protect the value of the license granted to Biogen. Since Biogen received full unrestricted use of the licensed IP at the time the License Agreement was consummated and since the Company currently has no plans to nor is it obligated to further develop the underlying licensed IP, the License Agreement is deemed to provide

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

Biogen with a right to use the licensed IP upon the consummation of the License Agreement. Based on the facts and circumstance discussed herein, the Non-refundable Fee was recognized as revenue during the year ended December 31, 2017 when the performance obligations were satisfied.

        As the result of Biogen's purchase of the U.S. IP, as discussed in Note 1.2, the Company is no longer incurring Defense Costs associated with the U.S. IP.

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

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

  Leases

        The Group adopted IFRS 16 Leasing ("IFRS 16") effective January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. In connection with the adoption of IFRS 16, the Group made a policy election to not recognize a right-to-use asset and lease liability for short-term leases and leases for which the underlying asset is of low value. As the result of this policy election, combined with the Group's leases being short-term, the accompanying consolidated statements of financial position do not reflect right-of-use assets or the corresponding lease liabilities in connection with the Group's leases. Lease payments are recognized within operating expenses on a straight-line basis over the lease term.

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

        If expenses incurred are associated with the Group's intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) ("Court Expenses") they are classified within general and administrative expenses. There were no Court Expenses incurred during the year ended December 31, 2020. Court Expenses incurred during the year ended December 31, 2019 were immaterial while Court Expenses incurred during the year ended December 31, 2018 totaled $453,000.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

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

        Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or "uncertainty" and establishes provisions where appropriate. IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 was adopted by the Group effective January 1, 2019. The adoption of IFRIC 23 had no effect on the Company's consolidated financial statements.

  Deferred income tax

        Deferred tax is provided based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled, based on tax rates and tax laws that have been

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

enacted or substantively enacted at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, unused tax credits and unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

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

  Equipment

        Historically equipment included computers, office equipment, furniture and manufacturing equipment. Equipment is reflected in the accompanying consolidated statements of financial position at cost net of accumulated depreciation. Depreciation expense has been calculated on a straight-line basis over the expected useful lives of the underlying assets of two to eight years. The residual values of equipment are not material. The useful life of and method of depreciation of equipment are reviewed by management at least annually or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates.

        As of December 31, 2020 and 2019, the Group held an insignificant amount of office equipment that had a net book value of zero. There was no depreciation expense for the year ended December 31, 2020 and depreciation expense in the years ended December 31, 2019 and 2018 was $1,000 and $4,000 respectively.

  Financial Instruments

        For all periods presented herein, the Group did not hold derivative financial instruments nor has there been a change in classification of a financial asset after initial recognition and measurements. Financial instruments are not acquired for trading or speculative purposes.

  Initial recognition and measurement

        The Group's financial assets are recognized initially at fair value. For financial assets acquired that will not be measured at fair value through profit or loss, the initial measure of fair value will include transaction costs.

  Subsequent measurement

        Financial assets are classified as either financial assets measured at amortized cost, measured at fair value through profit or loss or measured at fair value through other comprehensive income. The classification will depend on the facts and circumstances at the measurement date and the technical requirements of IFRS 9.

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

        As of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018, the only financial assets held by the Group were cash, cash equivalents and receivables. Cash and cash equivalents represent funds available on demand that are measured at amortized cost. Historically, the Group's receivables are due within a short period of time and the Group holds its receivables to collect contractual cash flows: accordingly, the fair value of receivables are based on the undiscounted amount due.

  Financial asset impairment

        IFRS 9 requires the use of the expected credit loss model (the "Model") to determine the amount of credit losses. Under the Model, the Group calculates the allowance for losses on a discounted basis based on different default scenarios probability weighted. For each of the years ended December 31, 2020, 2019 and 2018, credit losses incurred by the Group were insignificant.

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

  Consolidated statements of cash flow

        The consolidated statements of cash flows are presented using the indirect method. The consolidated statements of cash flows present cash flows resulting from operating activities, investing activities and financing activities, and the Group's cash and cash equivalents at the beginning and end of the year.

        Operating cash flows primarily comprise before tax operating results adjusted for non-cash items, such as share-based compensation, changes in working capital and cash flows for taxes.

        Investing cash flow activities represent changes in office lease security deposits.

        Financing cash flow activities are comprised of proceeds from the exercise of equity awards and cash payments in connection with the repurchase of equity awards. See Note 3.3.

        Cash includes amounts available on demand. Cash equivalents incudes short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

2.2   Significant accounting judgments, estimates and assumptions

        The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions (collectively, "Judgments") that affect the reported amounts of income, expenses, assets and liabilities, as well as the accompanying disclosures. Management bases its Judgments on the facts and circumstances known at the time the consolidated financial statements are prepared. In the future, if facts and circumstances change and/or new information becomes available, it

Notes to Consolidated Financial Statements (Continued)

Section 2—Basis of Preparation (Continued)

is possible that these Judgments will need to be revised resulting in adjustments to the carrying value of Group's assets and liabilities. Any adjustment to the carrying value of the Group's assets or liabilities will affect the Group's operating results and such effect could be material.

        For additional information regarding the Judgments that have the most significant impact on the consolidated financial statements of the Group, see the following:

Revenue recognition of the Non-refundable Fee	Note 2.1
Valuation of equity awards and the computation of share-based compensation	Note 3.3
Income taxes including accounting for uncertainties over income tax treatment	Note 3.4
Deferred tax accounting	Note 3.4

2.3   New and amendments to accounting standards

  Standards effective in 2020:

        The IASB issued a number of amendments to standards that became effective in 2020 ("2020 Amendments"). None of the 2020 Amendments, including the amendment to International Accounting Standard ("IAS") 1, Presentation of financial statements and IAS 8, Accounting policies, changes in accounting estimates and errors as discussed below, had an impact on the Group's financial statements.

        The amendments to International Accounting Standard ("IAS") 1, Presentation of financial statements and IAS 8, Accounting policies, changes in accounting estimates and errors, to clarify the definition of materiality became effective on January 1, 2020. The clarified definition of materiality is consistent with the materiality definition used by management to prepare the Group's consolidated financial statements prior to January 1, 2020. Accordingly, the application of the clarified definition of materiality had no effect on the accompanying consolidated financial statements.

  Standards issued but not yet effective:

        The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2021 (collectively "New Standards"). None of the New Standards are currently expected to be relevant to or have a material effect on the Group's consolidated financial statements.

Section 3—Results for the Year

3.1   Segment information

        For management purposes, the Group is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any product candidate or geographical market and no segment information is currently disclosed in the Group's internal reporting. Accordingly, it has been concluded that it is not relevant to include segment disclosures in the accompanying consolidated financial statements as the Group's business activities are not organized into business units, products or geographical areas.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

3.2   Staff costs

	Year ended December 31,
Compensation to all personnel of the Group, including key management	2020	2019	2018
	USD '000	USD '000	USD '000
Wages and salaries(a)(b)	852	825	1,123
Social taxes and benefits	39	46	27
Share-based payments (Note 3.3)	334	2,145	6,170

Total	1,225	3,016	7,320

Staff costs are included in the statement of profit or loss as follows:
Research and development costs	96	664	1,721
General and administrative costs	1,129	2,352	5,599

Total	1,225	3,016	7,320

Compensation to key management personnel of the Group(b)
Wages and salaries(c)	363	324	342
Share-based payments (Note 3.3)	259	1,266	3,088

Total compensation paid to key management personnel	622	1,590	3,430

(a)
As discussed in more detail in Note 3.3, certain amounts were paid to Group personnel that were deemed to be the repurchase of equity awards, accounted for as a reduction of shareholders' equity and excluded from the amounts disclosed herein. For each of the years ended December 31, 2020, 2019 and 2018, such amounts paid to Group personnel amounted to $147,000, $354,000 and $432,000, respectively.

(b)
Key management consists of the Company's Chief Executive Officer.

(c)
As discussed in more detail in Note 3.3, during each of the years ended December 31, 2020, 2019 and 2018, certain amounts were paid to key management that were deemed to be the repurchase of equity awards, accounted for as a reduction of shareholders' equity and excluded from the amounts disclosed herein. For the years ended December 31, 2020, 2019 and 2018, such amounts paid to key management amounted to $105,000, $253,000 and $265,000, respectively.

        See Note 6.1 for compensation paid to the members of the board of directors.

3.3   Share-based payment

        The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively, "equity awards") to employees, consultants (who provide services similar to employees), non-employee consultants and members of the board of directors. Equity awards have been granted under either the Company's 2014 Omnibus Equity Incentive Compensation Plan (the "Equity Plan") or outside the Equity Plan.

        Outstanding warrants and options have exercise prices stated in DKK or USD. Equity awards that have exercise prices in DKK have been translated to USD. Per share amounts in DKK have been updated as the result of changes in exchange rates. Accordingly, the information reported herein may differ from the amounts previously reported.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        Prior to the Share Split, each ADS represented one ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten ordinary shares and two ordinary shares, respectively. On December 6, 2019, a further ADS ratio change was implemented, which resulted in each ADS representing 14 ordinary shares (see Notes 1.3 and 1.4). The per share amounts disclosed herein are based on one ordinary share and therefore, the ADS ratio has no effect on the amounts disclosed herein.

        The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards to employees, consultants and directors of the Group. The Equity Plan currently provides for the granting of an aggregate of 9.4 million ordinary shares. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains antidilution provisions in the event of a stock split or certain other corporate transactions. As of December 31, 2020, 8.4 million shares were available for grant under the Equity Plan. In addition, at December 31, 2020, under Danish Corporate Law, the board of directors has available for the future grant 2.1 million warrants and 17 million deferred shares (inclusive of the shares available for future grant under the Equity Plan).

        During the year ended December 31, 2020, no equity awards were granted or modified.

        In May 2020, equity awards representing a total of 1.4 million ordinary shares, including 194,000 deferred shares, were exercised yielding proceeds to the Company of $2,000. The quoted fair value of an ordinary share of the Company on the date of exercise was $0.47.

        In April 2019, an option to purchase 7,200 ordinary shares (the "2019 Option") was granted to one employee at an exercise price of $0.60 per share. The 2019 Option vests monthly over 36 months commencing on April 1, 2019.; however, the 2019 Option contains a provision whereby the holder cannot exercise prior to a defined date. Vesting and the exercise period are accelerated in the event there is a change in control, as defined in the award agreement. The terms of the 2019 Option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. The 2019 Option expires on April 1, 2025. At the date of grant, the aggregate fair value of the 2019 Option was not material.

        During September 2018, an option to purchase 7,200 ordinary shares (the "2018 Option") was granted to one employee at an exercise price of $1.40 per share. The 2018 Option was forfeited in February 2020. The 2018 Option vested in increments as defined through September 1, 2021; however, the 2018 Option contained a provision whereby the holder could not exercise prior to a defined date. Vesting and the exercise period would accelerate in the event there is a change in control, as defined in the award agreement. The terms of the 2018 Option include antidilution protection to the holder in the event there was a distribution to the shareholders as defined in the underlying award agreement. The 2018 Option had an expiration date of August 31, 2024. At the date of grant, the aggregate fair value of the 2018 Option was not material.

        During the second half of 2018, the Company's board of directors allowed two former employees to continue to hold 105,000 vested options (collectively the "2018 Vested Options") that would have otherwise been forfeited shortly after each former employee's termination date if not exercised. The exercise prices of the 2018 Vested Options ranged from 0.01 DKK to $3.77 and the expiration dates, as stated in the underlying awards agreements, do not exceed June 19, 2023. For financial reporting purposes, allowing the former employees to hold the 2018 Vested Options to their stated expiration

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

dates was accounted for as a modification. The financial statement impact of allowing the former employees to hold the 2018 Vested Options to their stated expiration date was not material.

        During the year ended December 31, 2018, a total of 706,000 warrants were exercised yielding proceeds to the Company of $1,000. The quoted fair values of an ordinary share of the Company on the dates of exercise were $1.36 with respect to 334,000 warrants and $1.49 for the remaining warrants.

        In June 2017, the Company granted options to purchase 1.7 million ordinary shares (the "June 2017 Options"), including an option to purchase 600,000 ordinary shares that was granted to the Company's Chief Executive Officer and options to purchase an aggregate of 150,000 ordinary shares that were granted to members of the Company's Board of Directors, that had an exercise price of $2.04. Vesting is monthly over 36 months commencing on June 1, 2017; however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and/or exercise periods are accelerated under certain defined situations, including a change in control. The terms of the June 2017 Options include antidilution protection to the holders in the event there is a distribution to the Company's shareholders as defined in the underlying award agreements. As a result of the Capital Reduction and the antidilution protection, the exercise price of the June 2017 Options was decreased to the nominal value of an ordinary share and the holders were due a total cash payment of 1.9 million EUR ($2.2 million based on the December 31, 2017 exchange rate) (referred to as the "June 2017 Award Adjustment"). The cash payments due in accordance with the June 2017 Award Adjustment were payable to the holders, pro rata, over the vesting period that ended on May 31, 2020.

        The table below summarizes the amount paid in EUR (and USD equivalent) during each of the years ended December 31, 2020, 2019 and 2018 to the holders of the June 2017 Options as provided for by the June 2017 Award Adjustment:

	Year Ended December 31,
	2020	2019	2018
	EUR '000	EUR '000	EUR '000
Total paid in EUR in accordance with June 2017 Award Adjustment	248	596	650
	USD '000	USD '000	USD '000
USD equivalent converted at the prevailing conversion rate	278	670	761

        As of December 31, 2020, the June 2017 Options are fully vested and the Company has remitted the full amount due to the holders of the June 2017 Options in accordance with the June 2017 Award Adjustment. Since the terms of the June 2017 Option award agreements contain antidilution provisions, payments made to the holders as the result of such terms have been treated as a repurchase of equity awards and accounted for as a reduction to shareholders' equity. The June 2017 Options expire six years from the date of grant. At the date of grant, the aggregate fair value of the June 2017 Options totaled $8.9 million.

        In June 2017, the Company granted 180,000 deferred shares (the "June 2017 Deferred Shares"), including 90,000 deferred shares granted to the Company's Chief Executive Officer. Subject to meeting defined employment provisions, 100,000 of the June 2017 Deferred Shares, including 50,000 held by the Company's Chief Executive Officer, would have vested in the event there would have been a successful outcome of the Interference Proceeding, as defined in the award agreements. The balance of the June 2017 Deferred Shares vest in the event there is a successful outcome of the Opposition Proceeding as defined in the award agreements. The deferred shares that vest in the event there is a successful outcome to the Interference Proceeding expire five years from the date of grant, or earlier, in the event

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

of an unsuccessful outcome in the Interference Proceeding, while the remaining deferred shares expire five years from date of grant, or earlier, in the event of an unsuccessful outcome of the Opposition Proceeding. At the date of grant, the aggregate fair value of the June 2017 Deferred Shares totaled $1.8 million. The fair value of the June 2017 Deferred Shares will be recognized as an expense within the statement of profit or loss only if such deferred shares vest. In addition, the award agreements underlying the June 2017 Deferred Shares contain provisions similar to the antidilution provisions included in the June 2017 Options. Accordingly, the antidilution provisions would have obligated the Company to remit an aggregate of 1.7 million EUR ($2.1 million based on the December 31, 2020 exchange rate) to the holders, payable upon vesting, if all the June 2017 Deferred Shares had vested. As a result of the unsuccessful outcome of the Interference Proceeding, as discussed in Note 1.2, 100,000 deferred shares expired on January 9, 2019 when the Federal Circuit's decision became final. As of December 31, 2020, there are 80,000 June 2017 Deferred Shares outstanding. In the event that the 80,000 June 2017 Deferred Shares vest, the Company would recognize an expense of 5.4 million DKK ($899,000 based on the December 31, 2020 exchange rate). The potential antidilution payment due to the holders of the June 2017 Deferred Shares should the Company by successful in the Opposition Proceeding, as defined, totals 777,000 EUR ($954,000 based on the December 31, 2020 exchange rate).

        During the year ended December 31, 2015, a total of 5 million stock options were granted to non-employee consultants of the Group ("Consultant Options"). 2.5 million Consultant Options had an exercise price of $2.83 and the balance had an exercise price of $14.13. The Consultant Options expired on May 15, 2020. The fair value of the Consultant Options was measured using the Black-Scholes model with inputs not materially different from those discussed below. The fair value of the Consultant Options was determined as services were rendered. The fair value of the Consultant Options was computed using the Black-Scholes method and not based on the value of the services received. In reaching the decision to use the value of the Consultant Options and not the value of the services, management considered the variability in the nature, timing and extent of services to be provided by the non-employee consultants that were significantly affected by actions taken by parties who are not under the control of the Group. Accordingly, the value and timing of the services received over the service period could not be estimated reliably and therefore the value of the Consultant Options was deemed to be a more accurate measure of the consideration paid to the non-employee consultants for services rendered. The total expense recognized in connection with the Consultant Options during each of the years ended December 31, 2019 and 2018 was $3,000 and $96,000, respectively. There was no expense recognized in connection with the Consultant Options during the year ended December 31, 2020.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The table below summarizes the activity for each of the years ended December 31, 2020, 2019 and 2018 for equity awards in the form of options and warrants and the weighted average exercise price ("WAEP"):

	Share Options and Warrants
	Key Management Personnel(a)	Employees and Consultants	Non-Employee Consultants	Total Awards	WAEP
	No. '000	No. '000	No. '000	No. '000
Outstanding at January 1, 2018	4,196	4,999	4,996	14,191	$3.45
Granted	—	7	—	7	$1.40
Exercised	(123)	(583)	—	(706)	Nil
Expired	(333)	(179)	—	(512)	Nil

Outstanding at December 31, 2018	3,740	4,244	4,996	12,980	$3.77
Granted	—	7	—	7	$0.60
Expired	—	(89)	—	(89)	Nil

Outstanding at December 31, 2019	3,740	4,162	4,996	12,898	$3.80
Exercised	(379)	(840)	—	(1,219)	Nil
Expired or forfeited	—	(241)	(4,996)	(5,237)	$8.10

Outstanding at December 31, 2020(b)	3,361	3,081	—	6,442	$1.02

Exercisable at December 31, 2020	3,356	3,078	—	6,434

(a)
Includes current and former key management and current and former members of the board of directors.

(b)
See Note 6.3 regarding options and warrants exercised subsequent to December 31, 2020.

        The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2020, 2019 and 2018 was 1.2 years, 1.4 years and 2.4 years, respectively.

        The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2020, 2019 and 2018.

	As of December 31,
Range of exercise prices (per share)	2020	2019	2018
	No. '000	No. '000	No. '000
$0.0017	4,910	6,318	6,407
$0.60 to $1.26	141	193	186
$2.24 to $2.83	120	2,618	2,618
$3.77	674	674	674
$4.51 to $6.92	597	597	597
$14.13	—	2,498	2,498

Total	6,442	12,898	12,980

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The tables below summarize the inputs to the model used to value equity awards, including modifications of equity awards, as well as the average fair value per option or warrant awarded or modified for the years ended December 31, 2019 and 2018. The table for the year ended December 31, 2020 has been intentionally omitted as there were no equity awards valued during the year.

Year ended December 31, 2019
Dividend yield (%)	Zero
Expected volatility (%)	85
Risk-free interest rate (%)	2.3
Expected life of the equity award (years)	3
Share price	0.60 USD
Exercise price	0.60 USD
Model used	Black-Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	0.33 USD

Year ended December 31, 2018
Dividend yield (%)	Zero
Expected volatility (%)	73-86
Risk-free interest rate (%)	2.8 to 2.9
Expected life of the equity award (years)	2.3 to 3.3
Share price	0.53 USD to 1.30 USD
Exercise price	1.40 USD to 3.77 USD
Model used	Black-Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	0.21 USD

        The table below summarizes the deferred share activity for each of the years ended December 31, 2020 and 2019:

	Deferred Shares
	Key Management Personnel(a)	Employees and Consultants	Total Awards
	No. '000	No. '000	No. '000
Outstanding at January 1, 2018 and December 31, 2018(b)	406	294	700
Forfeited	(50)	(50)	(100)

Outstanding at December 31, 2019	356	244	600
Exercised	—	(194)	(194)

Outstanding at December 31, 2020(c)	356	50	406

Exercisable at December 31, 2020	316	10	326

(a)
Includes current and former key management and current and former members of the board of directors. Also see Note 6.1.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

(b)
There were no deferred shares issued, exercised or forfeited during the year ended December 31, 2018

(c)
At December 31, 2020, each deferred share has an exercise price of 0.01 DKK or $0.0017 based on the December 31, 2020 exchange rate.

        Share-based compensation expense included within operating results for each of the years ended December 31, 2020, 2019 and 2018 is as follows:

	Year Ended December 31,
	2020	2019	2018
	USD '000	USD '000	USD '000
Research and development costs	63	625	1,547
General and administrative costs	271	1,520	4,623

Total	334	2,145	6,170

Significant Judgments

        Determining the fair value of equity awards, whether at grant date or modification date and the subsequent accounting for equity awards requires significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted or modified. The expected life of an equity award is based on the assumption that the holder will not exercise until after the equity award is fully vested and all restrictions on the holders' ability to dispose of the underlying ordinary shares expire. Actual exercise patterns may differ from the assumption used herein. The volatility rate used to value equity awards has been based on either peer group volatility, where the expected life of an equity award exceeds the Company's historical trading data, or the Company's volatility rate where historical trading activity of the Company equals or exceeds the expected life of an equity award. Using historical volatility rates to project future trends is a highly subjective estimate that may not necessarily be the actual outcome. The peer group, at the date of valuation, consisted of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have yielded significantly different results.

3.4   Income tax

        The major components of income tax benefit reported in the consolidated statement of profit or loss for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
	2020	2019	2018
	USD '000	USD '000	USD '000
Current income tax benefit	—	—	161
Deferred income tax benefit	—	—	43

Total income tax benefit	—	—	204

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

        The tax benefit recognized during the year ended December 31, 2018 of $204,000 results in part from an adjustment relating to the prior year of $161,000 and the balance relates to changes in deferred tax balances during the period. During each of the years ended December 31, 2020 and 2019, no tax benefit (expense) was recognized as the result of the tax loss incurred combined with no deferred tax asset recognition.

        For each of the years ended December 31, 2020, 2019 and 2018, the Group has incurred losses and the Group's ability to generate taxable profits in the future is highly uncertain; therefore, temporary differences that will be available to offset taxable profits do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized.

        The income tax benefit (expense) recorded for the years ended December 31, 2020, 2019 and 2018 is reconciled as follows:

	2020	2019	2018
	USD '000	USD '000	USD '000
Loss before tax	(6,449)	(4,221)	(8,926)

Tax benefit at the Company's statutory income tax rate (1)	1,419	929	1,964
Adjustments:
Non-deductible expenses for tax purposes	(6)	—	(2)
Effect of higher tax rate in Germany (2)	(6)	(6)	(7)
Unrecognized deferred tax assets	(1,407)	(923)	(1,912)
Adjustment related to prior year	—	—	161

Income tax benefit reported in the statement of profit or loss	—	—	204

Effective tax rate	0.0%	0.0%	2.3%

(1)
The statutory Danish tax rate for each of the years presented is 22%.

(2)
The statutory German tax rate for each of the years presented is 31.9%.

        For Danish and United States tax purposes, FP USA does not conduct a trade or business and is therefore deemed to be a disregarded entity ("Disregarded Entity"). Accordingly, FP USA is not subject to income taxes in the United States.

        The income tax receivable at December 31, 2020 and 2019 of $196,000 and $178,000, respectively, is related to the Company's Danish tax return for the year ended December 31, 2017. Such amount is expected to be received upon the completion of the tax audit in Denmark that is discussed further below.

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Deferred Tax

        The unrecognized deferred tax assets at December 31, 2020 and 2019 are as follows:

	2020	2019
	USD '000	USD '000
Tax effect of tax loss carry forwards	7,997	5,770
Share-based payments	480	631
Other	7	6

Unrecognized deferred tax assets	8,484	6,407

        The Group has the following unrecognized deductible temporary differences as of December 31, 2020, 2019 and 2018:

	Denmark			Germany
	2020	2019	2018	2020	2019	2018
	USD '000	USD '000	USD '000	USD '000	USD '000	USD '000
Unused tax losses	15,091	6,768	4,276	14,646	13,409	13,793
Other temporary differences primarily share-based payments	2,215	2,896	2,107	—	—	—

        The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company's ability to use tax loss carry forwards in any one year is limited to 100% of the first 8.6 million DKK ($1.4 million based on the December 31, 2020 exchange rate) of taxable income plus 60% of taxable income above 8.6 million DKK. For German tax purposes, FP GmbH's ability to use tax loss carry forwards in any one year is limited to 100% of the first 1.0 million EUR ($1.2 million based on the December 31, 2020 exchange rate) of taxable income plus 60% of taxable income above 1.0 million EUR. Other deductible temporary differences are not subject to any restrictions.

Joint Taxation Groups

        During the period from January 19, 2013 to December 31, 2015, the Company was part of a Danish joint taxation group with Tech Growth Invest ApS and entities under Tech Growth Invest ApS's control (collectively "Tech Growth"). An entity that was part of Tech Growth experienced a change in ownership on December 31, 2015. As a result of the change in ownership, the year ended December 31, 2015 was the final year that the Company was part of the Danish joint taxation group with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation group ("2016 Tax Group") with NB FP Investment General Partner ApS and FA. Effective June 30, 2017, Operations became a member of the 2016 Tax Group and FWP IP was a member of the 2016 Tax Group for the period from June 30, 2017 through the date of the Sale (November 22, 2017). The Company, Operations and FA continue to be members of the 2016 Tax Group.

        The Company is jointly and severally liable with other entities in the Tech Growth joint taxation group for Tech Growth's Danish tax liabilities while the Company was a member of Tech Growth. The Company, Operations and FA are jointly and severally liable with NB FP Investment General Partner ApS for the 2016 Tax Group's Danish tax liabilities while the Company, Operations and FA were members of the 2016 Tax Group.

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

        The Group exercises judgments in evaluating the appropriateness of tax filing positions under applicable tax laws that may be complex. When exercising such judgments, Management consults with professional tax advisors when establishing tax filing positions and further consults with professional tax advisors on a current basis in evaluating tax uncertainties as described further below.

Tax uncertainties

        The Group's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities and are subject to ongoing audits in Germany and Denmark. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group, which would expose the Group to additional taxes being assessed, including interest and penalties that could be material. The Group exercises significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management's interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by a Group company, it would likely have a material adverse effect on the Group's financial position and operating results. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management's experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management consulted with professional tax advisors when establishing tax filing positions and believes that the tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. See also "Tax audits in Denmark and Germany" below.

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

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

        During the year ended December 31, 2017, the Company made certain cash payments (the "Deduction") to equity award holders in accordance with amendments to the Company's Article of Association that were approved by the Company's shareholders and board of directors. The Company believes the Deduction, that totaled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents, for tax reporting purposes, compensation for services rendered to the Company and is tax deductible for Danish tax purposes in the year ended December 31, 2017. Management believes that the tax filing position taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. There were similar cash payments made to equity award holders during the years ended December 31, 2020, 2019 and 2018 that totaled 248,000 EUR ($278,000 based on the prevailing exchange rate on the date of the transaction), 596,000 EUR ($670,000 based on the prevailing exchange rates on the dates of the transactions) and 650,000 EUR ($761,000 based on the prevailing exchange rates on the dates of the transactions), respectively; however, such amounts are reflected herein as unrecognized deductible temporary differences at December 31, 2020, 2019 and 2018 and disclosed above as unused tax losses in Denmark.

        As of December 31, 2020, the tax years that remain open for audit by the Danish, German, and United States tax authorities are as follows:

Years
Denmark	2015 through 2020
Germany	2013 through 2020
United States	2015 through 2020

Tax audits in Denmark and Germany

        Currently, the Danish and German tax authorities are conducting a joint tax audit of the Group's Danish and German tax returns covering multiple years through the year ended December 31, 2017. Conducting a joint tax audit is expected to reduce the burden and cost to the Group of undergoing two audits that address similar transactions and to accelerate the resolution of disagreements.

        To date, the joint tax audit has focused on the intercompany recognition of revenue and expenses to ensure that such transactions were conducted at arm's length. It is possible that the ongoing joint tax audit could result in the Danish and German tax authorities mutually agreeing to allocate a greater portion of the Group's total 2017 taxable income to FP GmbH (referred to as the "Reallocation of Taxable Income"). If such Reallocation of Taxable Income were to occur, it could trigger a net increase in the Group's total income tax expense caused by the higher statutory tax rate in Germany of 31.9% versus Denmark's statutory tax rate of 22.0%. Effectively, the Reallocation of Taxable Income would shift taxable income to Germany that would be taxed at 31.9% while reducing taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards of 11.9 million EUR ($14.6 million based on the December 31, 2020 exchange rate) that could be used to mitigate an increase in income tax expense resulting from a Reallocation of Taxable Income. Any Reallocation of Taxable Income that is not covered by FP GmbH's tax loss carryforwards and not subject to minimum

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

taxation rules in Germany would result in an increase in income tax expense at a rate of approximately 10 percentage points of such amount compared to what has been recognized in the financial statements at December 31, 2020.

        The Danish and German tax authorities may currently be discussing a Reallocation of Taxable Income; however, Management has determined, based on consultations with the Group's tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the joint tax audit. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the joint tax audit may require that the Group incur a material outflow of cash that would negatively affect the Group's financial position, results of operations and cash holdings. If the Danish and German tax authorities mutually agree to a Reallocation of Taxable Income, the Group's only option to mitigate the increase in income tax expense would be to seek relief through litigation in Germany. If litigation in Germany were pursued, it would be time-consuming and costly and there is no assurance that the outcome of such litigation would be successful.

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

        The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the ultimate resolution of the litigation and/or MAP, could have a material adverse effect on the Group's financial position, operating results, and cash holdings.

        The timing of the completion of the joint tax audit by the tax authorities is currently unknown.

3.5   Net loss per share

        The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted net loss per share computations for each of the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	USD	USD	USD
Net loss attributable to ordinary shareholders of the Company used for computing basic and diluted net loss per share	(6,449)	(4,221)	(8,722)

Weighted average number of ordinary shares used for basic and diluted per share amounts	95,997	95,074	94,671

Net loss per share basic and diluted	(0.07)	(0.04)	(0.09)

Notes to Consolidated Financial Statements (Continued)

Section 3—Results for the Year (Continued)

  Amounts within the table above are in thousands except per share amounts

        Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Since the Group has incurred losses for each of the years ended December 31, 2020, 2019 and 2018, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts are the same for each period presented. As of December 31, 2020, 2019 and 2018, options, warrants and deferred shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted amounts per share because they are anti-dilutive, were 6.8 million, 13.5 million and 13.7 million, respectively. See Note 3.3.

        The share and per share information disclosed above is based on the number of outstanding ordinary shares of the Company and not the number of ADSs outstanding. Therefore, the number of ADSs outstanding has no effect on the share or per-share information disclosed throughout these consolidated financial statements. See Notes 1.3, 1.4 and 5.1.

Section 4—Operating Assets and Liabilities

4.1   Prepaid expenses

	December 31,
	2020	2019
	USD '000	USD '000
Insurance	329	286
Other	8	6

Total	337	292

4.2   Other receivables

	December 31,
	2020	2019
	USD '000	USD '000
Value added tax receivables ("VAT")	91	94
Other receivables	—	1

Total	91	95

4.3   Accrued liabilities

	December 31,
	2020	2019
	USD '000	USD '000
Professional advisors	339	294
Other	255	220

Total	594	514

Notes to Consolidated Financial Statements (Continued)

Section 5—Capital Structure and Financial Risk and Related Items

5.1   Equity and Capital Management

  Share capital

        The following table summarizes the Company's ordinary share activity for each of the years ended December 31, 2020 and 2018:

Ordinary shares (a)
No. '000
January 1, 2018	94,368
Exercise of warrants for cash	706

December 31, 2018 and 2019 (b)	95,074
Exercise of deferred shares, options and warrants for cash	1,414

December 31, 2020 (c)	96,488

(a)
See Notes 1.3, 1.4 and 3.5.

(b)
There were no changes in the outstanding ordinary shares during the year ended December 31, 2019.

(c)
See Note 6.3 regarding options and warrants exercised subsequent to December 31, 2020.

        Holders of ADSs are not entitled to vote while holders of ordinary shares are entitled to one vote per share.

        The nominal value of an ordinary share of the Company is 0.01 DKK.

        During the year ended December 31, 2020, a total of 1.4 million equity awards were exercised yielding proceeds to the Company of $2,000. See Note 3.3.

        During the year ended December 31, 2018, a total of 706,000 warrants were exercised yielding proceeds to the Company of $1,000. See Note 3.3.

        Except for the Capital Reduction, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

  Capital Management

        For the purpose of the Group's capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group's capital management is to maximize shareholder value. The board of directors' policy is to maintain an adequate capital base so as to maintain investor, creditor and market confidence that the Group will continue as a going concern. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs of the Group. As of December 31, 2020, the Group held cash and cash equivalents totaling $79.1 million that will be sufficient to provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business beyond the year ending December 31, 2021. Unforeseen events could negatively affect the Group's ability to fund planned operations in the future.

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

  Foreign Currency

        The Group maintains operations in Denmark, Germany and the United States that use the DKK, the EUR and the USD as their functional currencies, respectively. The Group conducts cross border transactions where the functional currency is not always used. The Company and Operations, whose functional currency is the DKK, hold significant cash deposits denominated in EUR and USD. Accordingly, future changes in the exchange rates of the DKK, the EUR and/or the USD will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2020, 2019 and 2018, the impact on the Group's statement of profit or loss of possible changes in the USD and EUR exchange rates against the Group's functional currencies, USD, DKK and EUR, would be as follows.

Currency	Possible change	2020	2019	2018
		USD '000	USD '000	USD '000
USD	+/–10%	+2,747/–2,747	+2,853/–2,853	+3,064/–3,064
EUR	+/–2%	+897/–897	+934/–934	+985/–985

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

        As of December 31, 2020 and 2019, the cash and cash equivalents of the Group are held primarily at two banks that currently have Moody's long-term deposit ratings of Aa2 and Aa3, respectively.

5.3   Other finance (expense) income

        Other finance (expense) income primarily includes interest income on USD cash holdings offset by bank charges (negative interest) related to DKK and EUR cash holdings.

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

Section 6—Other Disclosures

6.1   Related party disclosures

        The Company is controlled by NB FP Investment K/S and its affiliates (collectively, "NB"). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. See Note 6.2 for an additional related party.

        A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as "Danish Legal Services." The director serves on the Company's board of directors in his individual capacity and not as a representative of the law firm.

        On October 10, 2016, a member of the Company's board of directors entered into a four-year consulting agreement with the Company. The consulting agreement provided for the granting of deferred shares ("Deferred Shares") as the director's full compensation for the performance of services as defined in the consulting agreement. The Deferred Shares vested in equal increments annually over a four-year period that ended on October 10, 2020. As of December 31, 2020, the Deferred Shares total 121,000. Share-based remuneration recognized in the accompanying consolidated financial statements in connection with the Deferred Shares is referred to in the table below as "Consulting Services."

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

        The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of yearend. All amounts disclosed in the table below exclude VAT:

	Year ended or as of December 31,
	2020	2019	2018
	USD '000	USD '000	USD '000
Purchase of services from NB	77	73	76
Danish Legal Services	273	233	396
Consulting Services	14	35	71
Amounts owed to related parties	4	Nil	113
Amounts owed by related parties	—	—	—

        The above table excludes the related party transaction disclosed in Note 6.2.

  Terms and conditions of transactions with related parties

        Amounts due to related parties represent trade payables that are uncollateralized, interest free and payable within 30 days of receipt of invoice. There have been no guarantees provided or received for any related party receivables or payables.

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

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

  Compensation paid to the members of the board of directors

        Compensation to members of the Company's board of directors, excluding non-cash share-based compensation, totaled $60,000 in each year of the three-year period ended December 31, 2020. Share-based compensation paid to members of the Company's board of directors for each of the years ended December 31, 2020, 2019 and 2018 totaled $9,000, $117,000 and $495,000, respectively. As discussed in more detail in Note 3.3, during each of the years ended December 31, 2020, 2019 and 2018, certain amounts were paid to warrant and option holders, including members of the board of directors, that were deemed to be a repurchase of equity awards, and accounted for as a reduction to shareholders' equity. The compensation to members of the Company's board of directors disclosed above, excludes $26,000, $63,000 and $65,000 that were deemed to be a repurchase of equity awards during each of the years ended December 31, 2020, 2019 and 2018, respectively.

6.2   Commitments and contingent liabilities

  Commitments

        For each of the years ended December 31, 2020, 2019 and 2018, the Group recognized expenses of $92,000, $88,000 and $102,000, respectively, in connection with the leased office space. For each of the years ended December 31, 2020, 2019 and 2018, the cash outflow for the leased office space was equal to the recognized expense for the respective year. As of December 31, 2020, the remaining obligation for leased office space totaled $53,000 which is payable during the year ending December 31, 2021.

        The Company has a non-cancellable service agreement that requires annual payments of $2,000 through May 2022.

        See Note 1.1 regarding the Annual Funding obligation to FWP IP.

        As of December 31, 2020 and 2019, the other non-current asset is the rent security deposit on leased office space.

  Contingent liabilities

        Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups' control. See Note 3.4 for tax uncertainties.

        In 2004, a private company Aditech Pharma AB (together with its successor-in-interest Aditech Pharma AG, "Aditech"), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the "Transfer Agreement") that

Notes to Consolidated Financial Statements (Continued)

Section 6—Other Disclosures (Continued)

replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech's patents and associated know-how related to DMF formulations and delivery systems. In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the "Addendum"). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company's royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). Aditech is considered to be a related party of the Company due to control over Aditech by NB. The $25 million due to Aditech in accordance with the Addendum and in connection with the Company's receipt of the Non-refundable Fee was paid during May 2017.

        As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank ("SAB") awarded FP GmbH a grant ("Grant") of €3.8 million ($4.7 million based on the December 31, 2020 exchange rate) that subsidized certain product development costs incurred by FP GmbH during the period from March 2007 to December 2008. In June 2012, the SAB concluded the proceeding of proof of correct use of the Grant and determined that FP GmbH was in compliance with the terms of the Grant. In January 2017, the SAB informed the Company that FP GmbH had no further obligation to perform under the Grant or to repay the Grant. The SAB maintains the right to revoke the Grant and demand repayment of the Grant plus interest in the event the SAB in the future determines that FP GmbH failed to comply with the terms of the Grant.

6.3   Events after the reporting period

        Subsequent to December 31, 2020, there were no events that are required to be reported except for the postponement of the Opposition Proceeding hearing to September 6, 2021, as discussed in Note 1.2, and the exercise of options and warrants representing 1.8 million ordinary shares at a per share exercise price of 0.01 DKK ($0.0017 based on the December 31, 2020 exchange rate).