Form 20-F
period 2021-12-31
Forward Pharma A/S
filed 2022-04-08
CIK 1604924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-36686

Forward Pharma A/S
(Exact name of Registrant as specified in its charter)

Forward Pharma A/S
(Translation of Registrant’s name into English)

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares: 98,264,429

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ Yes ⌧ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer," " large accelerated filer," and "emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. o

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ☒ No

Forward Pharma A/S

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F, or the Annual Report, to “Forward Pharma A/S” or the “Parent” refer to Forward Pharma A/S and all references in this report to the “Group” refer to Forward Pharma A/S, together with its subsidiaries. All references in this report to “Forward Pharma,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Forward Pharma A/S or Forward Pharma A/S together with its subsidiaries, as required by the context.

References to “FP USA” refer to Forward Pharma USA, LLC, a Delaware corporation and wholly-owned subsidiary of Forward Pharma A/S. References to “Operations” refer to Forward Pharma Operations ApS, a Danish corporation and wholly-owned subsidiary of Forward Pharma A/S. References to “FP GmbH” refer to Forward Pharma GmbH, a German corporation and wholly-owned subsidiary of Operations. References to “FA” refer to Forward Pharma FA ApS, a Danish corporation and wholly-owned subsidiary of Operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “may,” “should,” “plan,” “intend,” “estimate,” “will,” “would,” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. These risks and uncertainties include, but are not limited to, factors relating to:

●	whether and when we will receive any additional payments under our Settlement and License Agreement with two subsidiaries of Biogen Inc.;
●	the timing, outcome and impact of administrative, court and other proceedings, including any appeals, related to the patents and intellectual property associated with the Company, including the European Patent Office opposition proceeding with Biogen Inc. relating to EP2801355;
●	our ability to defend our tax filing position in any ongoing tax audits;
●	our ability to successfully protect, defend and enforce the intellectual property associated with the Company;
●	our ability to maintain our listing on The Nasdaq Capital Market;
●	the impact of the COVID-19 pandemic, on our business and stock price;
●	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;
●	our ability to hire and retain qualified personnel;
●	our ability to continue as a going concern; and
●	other risk factors identified under “Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.          [Reserved]

B.          Capitalization

Not applicable.

C.          Reason for the Offering

Not applicable.

D.          Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest or making any decision with respect to your investment in any of our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risk Factor Summary

Investing in our ADSs involves significant risks. You should carefully consider the risks described below before making a decision to invest in our ADSs. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially adversely affected. In such case, the trading price of our ADSs would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

●	There can be no assurance that the EBA will decide to accept our petition for review in the opposition proceeding involving our EP2801355 patent and denial of the petition would end the opposition proceeding in favor of the opponents, which, for all practical purposes, would represent an unsuccessful outcome of the opposition proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s net sales outside the United States.
●	Even if the EBA accepts the Petition (as defined below), there can be no assurance that we will ultimately prevail in the opposition proceeding involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the Settlement and License Agreement with Biogen.
●	Failure to defend tax filing positions taken by Group companies could negatively impact our financial position, results of operations and cash holdings.
●	Negative results from the ongoing tax audit in Germany could result in additional taxes, interest and penalties becoming due that could negatively impact our financial position, results of operations and cash holdings.

●	If FP GmbH becomes insolvent upon receipt of a final tax assessment from the German tax authorities, the Group’s consolidated financial statements will be materially and adversely affected.
●	There is no assurance that the German tax audit will not result in double taxation.
●	There is uncertainty with respect to the Danish tax authority’s treatment of our American Depositary Shares.
●	We review and explore strategic alternatives on an on-going basis, but there can be no assurance that we will be successful in identifying or completing any strategic alternative or that any such strategic alternative will yield additional value for our shareholders.
●	With the exception of 2017, we have a history of operating losses and we may not achieve or sustain profitability.
●	We no longer have full control over the licensed intellectual property associated with the Company.
●	If we fail to maintain the listing of our ADSs with a U.S. national securities exchange, the liquidity of our ADSs could be adversely affected.

Risks Related to Our Business and Operations

There can be no assurance that the EBA will decide to accept our petition for review in the opposition proceeding involving our EP2801355 patent and denial of the petition would end the opposition proceeding in favor of the opponents, which, for all practical purposes, would represent an unsuccessful outcome of the opposition proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s net sales outside the United States.

We are involved in an opposition proceeding regarding EP2801355, or EP’355 patent, with several opponents including a subsidiary of Biogen Inc. (all subsidiaries of Biogen Inc., together with Biogen Inc., hereafter collectively referred to as “Biogen”), or the Opposition Proceeding. On January 27, 2022, we submitted a petition for review, or the Petition, to the Enlarged Board of Appeal, or the EBA, of the European Patent Office, or the EPO. The Petition requests that the EBA review the decision of the Technical Board of Appeal, or the TBA, of the EPO dated September 6, 2021, which dismissed the Company’s appeal of the previous Opposition Proceeding decision of the EPO Opposition Division to revoke the EP’355 patent, for reasons of procedural error made by the TBA.

We expect the EBA to decide whether to accept our Petition within about 6 to 12 months from the date of submission. We cannot assure you that the EBA will agree with our reasoning that the TBA made a procedural error and further procedural errors may affect the outcome of the proceedings. Based on the analysis of our legal advisors, we believe likelihood of the Petition being successful is low.

The denial of the Petition would end the Opposition Proceeding in favor of the opponents. For all practical purposes, such denial of the Petition would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from our Settlement and License Agreement, dated as of January 17, 2017, or the License Agreement, with two subsidiaries of Biogen that became effective on February 1, 2017, based on Biogen’s net sales outside the United States, as defined in the License Agreement.

Even if the EBA accepts the Petition, there can be no assurance that we will ultimately prevail in the opposition proceeding involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the Settlement and License Agreement with Biogen.

If the EBA accepts the Petition, the EBA will then need to rule on the matter. If the ruling of the EBA is favorable, the TBA will have to decide again on our appeal. The TBA may either confirm its previous decision or change its decision, after which the TBA may remit the case to the Opposition Division to resolve the remaining elements of the original Opposition Proceeding. If this were to occur, we would incur significant attorneys’ fees in connection with these additional proceedings, which could have an adverse effect on our financial condition. In the favorable scenario, the steps from EBA acceptance of the Petition to completion of a new opposition proceeding is expected to take up to four years and possibly longer. Since we are not entitled to any royalty payments until and unless all remaining elements of the Opposition Proceeding are resolved in our favor, the earliest time we may expect to receive any revenues from the License Agreement, if at all, is 2026.

Even if we prevail, after any appeals, in the Opposition Proceeding, there can be no assurance that any of the conditions for payment of a royalty under the License Agreement will be satisfied or that we will receive any additional payments. For example, we could prevail in the Opposition Proceeding, after any appeals, but fail as a result of that proceeding to obtain issuance of a patent with a claim that covers treatment for multiple sclerosis, or MS, by orally administering 480 mg per day of dimethyl fumarate, or DMF, in which case we would not be entitled to any royalties from Biogen with respect to sales outside of the United States. Moreover, even if we prevail, after any appeals, in the Opposition Proceeding, we will only be eligible to receive royalties outside of the United States if one or more of our patent(s) remains valid and would (but for the License Agreement) be infringed, at relevant times and on a country-by-country basis, by Biogen’s sales outside the United States of DMF-containing products indicated for treating MS and other conditions of the License Agreement are satisfied.

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

If we are not ultimately successful in the ongoing Opposition Proceeding or a new opposition proceeding, we would not be entitled to any future revenues resulting from the License Agreement.

Failure to defend tax filing positions taken by Group companies could negatively impact our financial position, results of operations and cash holdings.

The Company’s Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group. If the Group is unable to defend tax filing positions taken, additional taxes, interest and penalties would be assessed against the Group and such amounts could have a material adverse effect on our financial position, results of operations and cash holdings.

Periodically there are intercompany cross-border transactions between Group companies. There is a risk that the tax authorities could disagree with management as to whether intercompany cross-border transactions were conducted at arms’ length and in accordance with tax regulations. If such disagreement were to occur, it is likely the tax authorities would assert that a Group company understated taxable income or overstated deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could have a material adverse effect on our financial position, results of operations and cash holdings. As discussed in more detail elsewhere herein, there is an on ongoing tax audit being conducted in Germany where the Germany tax authorities have disagreed with the tax filing position taken by FP GmbH in connection with an intercompany cross-border transaction and have asserted that FP GmbH under reported taxable income in the amount of 265 million EUR ($300.4 million based on the December 31, 2021 exchange rate.)

The Company has taken a tax filing position that the Company’s United States subsidiary FP USA does not conduct a trade or business and therefore meets the definition as a disregarded entity under the United States and Danish tax regulations. As a disregarded entity, FP USA is not subject to United States federal or state income taxes. There is a risk that the United States or Danish tax authorities could disagree with this tax filing position and if the Company and/or FP USA are unable to defend this tax filing position, it could result in additional taxes, interest and penalties becoming due and such amounts could have a material adverse effect on our financial position, results of operations and cash holdings.

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

Negative results from the ongoing tax audit in Germany could result in additional taxes, interest and penalties becoming due that could negatively impact our financial position, results of operations and cash holdings.

There is an ongoing tax audit being conducted by the German tax authorities of FP GmbH’s tax filings covering multiple years through the year ended December 31, 2017. The German tax authorities, in their preliminary assessment, have asserted that they believe one intercompany transaction, or Transaction, that occurred in 2017 between the Company and FP GmbH was not conducted in accordance with arm’s length principles applicable to cross-border intercompany transactions and that FP GmbH under reported its taxable income by 265 million EUR ($300.4 million based on the December 31, 2021 exchange rate.) A tax levy computed based on the preliminary assessment, after utilization of FP GmbH’s available tax loss carryforward, and before any applicable interest and/or penalty, would be approximate 80.7 million EUR ($91.6 million based on the December 31, 2021 exchange rate.)

Management believes the Transaction was conducted at arm’s length and the tax filing position taken by FP GmbH is correct. Management has determined, based on consultations with the Group’s tax advisors, that it is not probable (i.e., more likely than not) that FP GmbH will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the tax dispute in Germany. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the tax dispute in Germany may require that the Group incur a material outflow of cash that would negatively affect the Group’s financial position, results of operations and cash holdings.

An increase of FP GmbH’s 2017 taxable income in Germany as discussed above without a corresponding offset to the Group’s 2017 Danish tax filing, would result in double taxation. FP GmbH does not have the liquidity to pay a tax levy associated with an increase in FP GmbH’s taxable income of 265.0 million EUR, nor does the Group, without obtaining relief from double taxation from the Danish tax authorities. Relief from double taxation can be obtained through entering into a Mutual Agreement Procedure, or MAP, comprising a government-to-government dispute resolution mechanism, and/or a successful outcome from litigation against the German tax authorities. If relief is sought through a MAP, double taxation will be eliminated; however, there is no assurance that a MAP and/or litigation would eliminate a net increase in the Group’s total income tax expense. A net increase in the Group’s income tax expense could have a material negative effect on the Group’s consolidated financial position, results of operations and cash holdings.

If FP GmbH becomes insolvent upon receipt of a final tax assessment from the German tax authorities, the Group’s consolidated financial statements will be materially and adversely affected.

FP GmbH does not have sufficient liquidity or any other assets enabling it to pay a material tax levy when a final tax assessment is issued by the German tax authorities. Upon the receipt of a material final tax assessment, FP GmbH’s management will evaluate whether an over-indebtedness or illiquidity condition existed under German law and whether FP GmbH has become insolvent. If FP GmbH’s management concludes that FP GmbH has become either over-indebted or illiquid, insolvency proceedings will commence in a German court. FP GmbH will take all available steps to avoid insolvency, including, but not limited to, appealing the tax assessment and requesting suspension of execution of the tax assessment notice; however, depending on the facts and circumstances at the time the final tax assessment is issued by the German tax authorities, FP GmbH’s management may not be able to avoid the insolvency of FP GmbH. If FP GmbH is unsuccessful in avoiding insolvency, a court-appointed insolvency administrator, or Administrator, will commence overseeing the day-to-day operations of FP GmbH and the management of FP GmbH will no longer control FP GmbH.

In advance of receiving the final audit assessment from the German tax authorities, management currently plans to submit an application to the German courts to allow FP GmbH to enter debtor-in-possession, or DIP, proceedings. Entering DIP proceedings would allow FP GmbH’s management to remain in control of the day-to-day activities of FP GmbH while a court-appointed supervisor would monitor the activities of FP GmbH. There is no assurance the application will be accepted by the German court and if the court were to reject the application, insolvency proceedings would begin, management would lose control of the day-to-day activities of FP GmbH and the Administrator would begin managing the day-to-day activities of FP GmbH.

Under DIP proceedings, FP GmbH’s management is obligated, when overseeing the day-to-day operations of FP GmbH, to put the interest of creditors before the interest of shareholders. For financial reporting purposes, the prioritization of the interest of creditors in managing the affairs of FP GmbH, in substance, limits management’s decision-making ability, which would result in management being deemed to have lost control of FP GmbH. Upon the loss of control of FP GmbH, FP GmbH would be deconsolidated from our consolidated financial statements resulting in the Group incurring a nonrecurring impairment loss. Such impairment loss will be recognized by the Group on the date control of FP GmbH is lost and will equal the net asset value of the Group’s investment in FP GmbH which, as of December 31, 2021, totals 19.4 million DKK ($3.0 million based on the December 31, 2021 exchange rate.) As of December 31, 2021, there is an uncollateralized intercompany loan, or Intercompany Loan, from FP GmbH to a subsidiary of the Group that totals 2.8 million EUR ($3.2 million based on the December 31, 2021 exchange rate.) The Intercompany Loan is due on demand and accrues interest at an annual rate of 2% with interest compounding quarterly. (The Intercompany Loan and the related interest are eliminated in consolidation and therefore not reflected in the consolidated financial statements included herein). Subsequent to the deconsolidation of FP GmbH, the Group’s consolidated statement of financial position will include a current liability equal to the Intercompany Loan and the Group’s consolidated statement of profit or loss will include interest expense recognized in accordance with the terms of the Intercompany Loan as stated above.

The loss of control of FP GmbH would have a material adverse impact on our financial position and operating results. Our cash holdings will also be adversely affected when we are required to repay the Intercompany Loan. In addition, the Company could be exposed to claims made by the Administrator in the event the Administrator believes the Company was unfairly benefited by the Transaction, or potentially other transactions and/or actions taken by the Company or another company within the Group, at the detriment of FP GmbH’s creditors. Any claims against the Company, or another company within the Group, that are ultimately successful, could have a material adverse effect on the Group’s financial position, operating results and cash holdings.

There is no assurance that the German tax audit will not result in double taxation.

Double taxation would result if the German tax authorities were successful in their claim that the Transaction was not conducted at arm’s length resulting in FP GmbH paying a German tax levy without an offset adjustment to the Group’s Danish tax filing. Double taxation would increase the Groups tax expense and would likely have a material negative effect on the Group’s financial position, operating results and cash holdings.

In the event double taxation occurs, the Group may choose to enter into a Mutual Agreement Procedure, or MAP, and/or commence litigation against the tax authorities in order to avoid or mitigate the negative effect of double taxation. A MAP is a government-to-government dispute resolution mechanism, which would enable the relevant authorities to resolve the tax dispute on a mutually agreeable basis. A MAP may also include an independent arbitration procedure to secure a successful resolution. If litigation were pursued, it would likely be time-consuming and costly and there remains a high uncertainty as to whether we would successfully avoid or mitigate double taxation. If a MAP were pursued, it would also be time-consuming and potentially costly and, while double taxation would be eliminated, there remains a high uncertainty whether we would get relief from an increase to the Group’s tax obligation, since the outcome of a MAP could be that a greater portion of the Group’s total 2017 taxable income is allocated to Germany where the tax rate is higher than Denmark. The time period to ultimately settle the tax dispute with the German tax authorities, including the completion of a MAP and/or litigation, is currently unknown; however, management does not believe the dispute will conclude within the next twelve months and could be three years or longer. The cost to pursue a MAP and/or litigation and any potential taxes, interest and penalties due at the conclusion of the MAP and/or litigation could each have a material adverse effect on the Group’s financial position, operating results and cash holdings.

At the conclusion of a MAP and/or litigation, if the German tax authorities are successful in increasing FP GmbH’s taxable income and if FP GmbH is unable to pay the related tax levy, the German tax authorities could commence litigation against the Company in Denmark to collect the outstanding balance of the tax levy. If such were to occur, it would likely be time consuming to resolve, very costly to the Company to defend, and could have a material negative effect on the Group’s consolidated financial position, operating results and cash holdings.

There is uncertainty with respect to the Danish tax authority’s treatment of our American Depositary Shares.

In the fourth quarter of 2021, we submitted a request for a binding ruling from the Danish tax authorities regarding the Danish taxation of our American Depositary Shares, or ADSs. There is uncertainty as to how the Danish tax authorities will rule on our question and when such ruling will be made. Depending on the outcome of the ruling, it could have a significant negative effect on how holders of our ADSs are taxed including, but not limited to, the imposition of Danish withholding taxes on return of capital transactions we undertake with our ADSs holders. The imposition of additional taxes on holders of our ADSs could have an adverse impact on the price of our ADSs.

We review and explore strategic alternatives on an on-going basis, but there can be no assurance that we will be successful in identifying or completing any strategic alternative or that any such strategic alternative will yield additional value for our shareholders.

We regularly review strategic alternatives to ensure our current structure optimizes our ability to execute our strategic plan and to maximize shareholder value. The review of strategic alternatives could result in, among other things, a sale, merger, consolidation or business combination, asset divestiture, partnering, licensing or other collaboration agreements, or potential acquisitions or recapitalizations, in one or more transactions, or continuing to operate with our current business plan and strategy. There can be no assurance that the exploration of strategic alternatives will result in the identification or consummation of any transaction.

In addition, we may incur substantial expenses associated with identifying and evaluating potential strategic alternatives. The process of exploring strategic alternatives may be time consuming and if we are unable to effectively manage the process, our business, results of operations and/or financial position could be adversely affected. We also cannot assure that any potential transaction or other strategic alternative, if identified, evaluated and consummated, will provide greater value to our shareholders than that reflected in our current ADS price. Any potential transaction would be dependent upon a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interest of third parties in our business and the availability of financing to potential buyers on reasonable terms.

If we ultimately prevail in the Opposition Proceeding, then we expect to derive all or a significant portion of our future revenues, if any, from Biogen and our future success depends on continued market acceptance of Tecfidera® as well as continued performance by Biogen of its obligations under the License Agreement.

If we ultimately prevail in the Opposition Proceeding and we receive royalty payments from Biogen under the License Agreement, we anticipate that such royalty payments from sales of Tecfidera® outside of the United States would represent all or a significant portion of our future revenues, if any. We have no control over the sales efforts of Biogen, and its future marketing of Tecfidera® might not be successful. Reductions in the sales volume or average selling price of Tecfidera® for any reason could have a material adverse effect on our business. We also depend on Biogen to perform all of its non-royalty payment obligations under the License Agreement.

Failure to materially comply with the terms and conditions of the License Agreement could result in a loss of future royalty revenues.

Under the terms of the License Agreement, we are required to perform certain obligations, including maintaining sufficient capital to continue the Company’s operations as a going concern and solvent entity. Failure by the Company to materially comply with its obligations under the License Agreement could cause the Company to lose its potential right to royalties from Biogen under the License Agreement.

We have faced and may continue to face business disruption and related risks resulting from the ongoing COVID-19 pandemic, which could have an adverse effect on our business.

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

We continue to monitor the impact of the COVID-19 pandemic, including the impact of variants, on our business. We do not know the full extent of potential disruptions or impacts on our business or whether we will face additional disruptions or impacts on our business, our ongoing tax audits, the Opposition Proceeding, or the global economy as a whole, and any such disruptions could have a material adverse effect on our operating results and financial condition.

We depend on retaining our key personnel and possibly recruiting additional qualified personnel.

Our continued operations depend greatly upon the continued contributions of our management. These individuals currently include the members of our board of directors, consisting of our Chairman, Florian Schönharting, as well as Torsten Goesch, Grant Hellier Lawrence, Jakob Mosegaard Larsen, and Duncan Moore. Additionally, our Chief Executive Officer, Claus Bo Svendsen, and our Vice President, Finance and Controller, FP USA, Thomas Carbone.

The loss of directors or key executives could have a material adverse effect on our business. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and, if we need to recruit additional qualified personnel in the future, we may not be able to do so successfully. If our recruitment and retention efforts are unsuccessful, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

Changes in privacy laws could have an adverse effect on our business.

The regulatory framework for privacy and cybersecurity issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the General Data Protection Regulation, or GDPR, and UK national law, each of which has significant penalties for noncompliance. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

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

Since the Company’s inception, with the exception of 2017 when we received a nonrecurring cash fee of $1.25 billion, or the Non-refundable Fee, from Biogen in connection with the License Agreement, we have incurred net losses and negative cash flows from operations. We expect to incur net losses and negative cash flows from operations for the foreseeable future, subject to the resolution of the Opposition Proceeding. There is no assurance that we will ever have operating revenues, net income or positive cash flows from operations in the future. The Group’s ability to generate future operating revenue is currently limited to royalties that are contingently due to the Company under the License Agreement only if we prevail, including all appeals, in the Opposition Proceeding. If we fail to prevail in the Opposition Proceeding, it is highly unlikely we will have operating revenues and our ability to continue as a going concern long-term would be uncertain.

Historically, we have financed our operations through our initial public offering completed in October 2014, private placements of equity securities, a government grant, and debt financing arrangements. We have never generated and do not anticipate generating any revenues from our own product sales. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash, including but not limited to an unfavorable outcome in the tax audit in Germany, the effect would negatively impact management’s ability to fund operations and continue as a going concern.

If the Company were to need to raise capital to fund ongoing operations, there can be no assurances that such funding would be available on acceptable terms, if at all. The long-term success of the Company is contingent on the successful outcome of the Opposition Proceeding and the Company’s ability to successfully defend the intellectual property associated with the Company. There can be no assurance that the Company will be successful in the Opposition Proceeding or in defending the intellectual property associated with the Company. Accordingly, achieving and/or sustaining positive cash flows from operations or becoming profitable is uncertain.

Even if we do generate revenue, including from future royalties due the Company in accordance with the License Agreement, we may never achieve or sustain profitability on a consistent basis or at all. Our failure to sustain profitability could depress the market price of our ordinary shares and ADSs and could impair our ability to raise capital or continue our operations. A decline in the market price of our ordinary shares and ADSs also could cause you to lose all or a part of your investment.

We may be required to raise additional capital to fund our operations, and we may not be able to do so on terms acceptable to us, or at all.

We are required under the terms of the License Agreement to maintain sufficient capital to continue the Company as a going concern and a solvent entity, plus an additional $5.0 million until such time as the Company has complied with certain obligations under the License Agreement. While we currently believe we have sufficient resources to enable us to comply with our obligations under the License Agreement and continue as a going concern beyond the next twelve months, unforeseen events, including but not limited to an unfavorable outcome in the tax audit in Germany, could negatively affect our estimates and assumptions about how much capital will be required for us to meet our near and long-term obligations under the License Agreement and to continue as a going concern. If our current estimates and assumptions prove to be wrong and we need to raise additional capital to meet our obligations under the License Agreement and remain a going concern, we cannot assure you that we will be able to raise additional working capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our operations, which could harm our financial condition and operating results, or cease our operations entirely. In addition, if we fail to prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely and the Company’s ability to continue as a going concern long-term would be uncertain.

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

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Due to the international scope of our operations and the fact that a substantial amount of our cash is currently denominated in U.S. Dollars and Euros, fluctuations in exchange rates, particularly between the Danish Kroner, or the DKK, the Euro and the U.S. Dollar, may adversely affect us. Although we are based in Denmark, we have sourced many services from several countries outside Denmark where the transactions are settled in currencies that are not the DKK. Further, potential future revenue may be derived from abroad. As a result, our business is affected by fluctuations in foreign exchange rates between the DKK, the Euro, the U.S. Dollar or other currencies, and the effects could have a significant impact on our reported results of operations and cash flows from period to period. For example, in the year ended December 31, 2021 we recognized a foreign exchange gain of $2.2 million. This gain was primarily related to our U.S. Dollar cash holdings and the strengthening of the U.S. Dollar during the year compared to the DKK. While we benefited from changes in foreign exchange rates in 2021 and 2019, it is possible that the foreign exchange loss experienced in 2020 could reoccur. Any foreign exchange losses would negatively affect the Group and the effect could be material. Currently, we do not have any exchange rate hedging arrangements in place and do not currently have plans to implement any hedging arrangements. Losses incurred by the Company, including those caused by foreign exchange, could have a negative effect on the trading price of the ADSs.

Developments relating to Biogen, Tecfidera®, our competitors or their products could materially and adversely affect our business, results of operations, business prospects and the market price of our ADSs.

In the event that our competitors or others in the pharmaceutical industry, including Biogen, experience developments relating to their business, products or product candidates, our business, results of operations, business prospects and the market price of our ADSs could suffer. In particular, if we are eligible to receive royalties on sales of Tecfidera®, our future success will depend on the continued market acceptance of Tecfidera® and adverse events, or the perception of adverse events, relating to Biogen or Tecfidera® would have material adverse effects on us. As a result of entering into the License Agreement, the market price of our ADSs could become more significantly affected by announcements made by Biogen, over which we have no control. Additionally, cases of progressive multifocal leukoencephalopathy have been reported in patients being treated with Tecfidera®, which could raise safety concerns and harm the market profile of DMF-containing treatments for MS, including Tecfidera®. Similarly, developments relating to other competitors of Biogen and their products could have adverse effects on our business prospects and the market price of our ADSs. For example, competitors may offer their products at reduced prices or with discounts or rebates that increase pricing pressure with respect to therapies for the treatment of MS.

Related party transactions may be challenged by tax authorities.

The jurisdictions in which we conduct or will conduct business, and in particular Denmark, Germany and the United States, have detailed transfer pricing rules which require that all transactions with related parties be priced using arm’s-length pricing principles. The taxation authorities in these jurisdictions could challenge our arm’s-length related-party transfer pricing practices. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. Accordingly, there is the risk that the tax authorities could disagree with a tax filing position taken by a Group company and impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management’s experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing the deduction of expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. The imposition of additional taxes, interest and/or penalties resulting from a tax audit associated with related party transactions would negatively impact the Company’s financial position, operating results and cash flows and the impact could be material.

For example, the Danish and German tax authorities were conducting a joint tax audit of the Group’s Danish and German tax returns covering multiple years through the year ended December 31, 2017. The joint tax audit focused primarily on the Transaction and whether the Transaction was conducted at arm’s length and in accordance with tax regulations. The joint tax audit has concluded with the tax authorities unable to agree on whether the Transaction was conducted at arm’s-length in accordance with tax regulations. While the Danish tax authorities saw no reason to change the pricing of the Transaction, the German tax authorities assert that the Transaction was not conducted at arm’s-length resulting in FP GmbH understating its taxable income by 265 million EUR ($300.4 million based on the December 31, 2021 exchange rate.) for the year ended December 31, 2017. A tax levy associated with a 265 million EUR increase in FP GmbH’s taxable income, after unitization of FP GmbH’s available tax loss carryforward, and before any applicable interest and/or penalty, would be approximate 80.7 million EUR ($91.6 million based on the December 31, 2021 exchange rate.) Management believes the Transaction was conducted at arm’s length and the tax filing position taken by FP GmbH is correct. Management has determined, based on consultations with the Group’s tax advisors, that it is not probable (i.e., more likely than not) that the Group will be required to pay additional taxes to the German tax authorities upon the ultimate resolution of the tax dispute in Germany. However, such determination is inherently subjective and, if it is incorrect, then the Group may be subject to significant additional tax levies. The ultimate resolution of the tax dispute in Germany may require that the Group incur a material outflow of cash that would negatively affect the Group’s financial position, results of operations and cash holdings.

We may need to return the proceeds of a government grant if it is found that we did not fully comply with all terms and conditions.

As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank, or SAB, awarded FP GmbH a grant, or the Grant, of €3.8 million ($4.3 million based on the December 31, 2021 exchange rate) that subsidized certain product development costs incurred by FP GmbH, during the period from March 2007 to December 2008. While the SAB has conducted an audit of the use of proceeds and confirmed that FP GmbH had complied with all the terms and conditions of the Grant, the SAB maintains the right to revoke the Grant and demand repayment of the Grant, plus interest, in the event the SAB in the future determines that FP GmbH failed to fully comply with all the terms and conditions of the Grant. While we believe that FP GmbH is in full compliance with all the terms and conditions of the

Grant, there is always a risk that the SAB in the future could disagree and demand repayment of the Grant plus interest. If we were required to repay the Grant, it would have a material negative effect on our financial position and operating results.

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

Even if we are successful in the Opposition Proceeding, there can be no assurance that we will not be subject to subsequent or parallel invalidity proceedings involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not.

The possibility of parallel validity proceedings in national courts and in the EPO is inherent in the legal arrangements under the European Patent Convention under which the EPO was established. If a third party files an opposition to a European patent with the EPO and also, in parallel, initiates a revocation action (also called a “nullity action” or “validity proceeding”) against the same patent before a national court, certain national courts may exercise their discretion to either (i) stay the national proceedings, in order to await the outcome of the EPO opposition proceedings, or (ii) allow the revocation proceedings to go ahead, without awaiting the outcome of the EPO proceedings. The rules and practices differ from country to country within the member states of the European Patent Convention. For example, certain countries will stay the main proceeding until a final decision has been reached by the EPO whereas in other countries a stay is not automatic, and in such cases the courts may continue the proceedings notwithstanding the opposition. In Germany, for example, national nullity proceedings cannot be started before the German Federal Patent Court until the EPO opposition proceedings have been concluded or the opposition period has expired. As a result, it is possible that certain of the patents now subject to the Opposition Proceeding will, even if we are ultimately successful before the EPO, again become subject to a revocation action in a country like Germany, which means the challenged patents could be subject to continued uncertainty in the EU as to their validity until such proceedings have been fully concluded. If that were to occur, we cannot at anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not. Furthermore, even if we are successful in the Opposition Proceeding, we will only be eligible to receive royalties outside of the United States if the patent(s) remain valid at relevant times on a country-by-country basis, provided that other conditions of the License Agreement are satisfied.

Biogen is responsible for the filing, prosecution and maintenance of certain of the non-U.S. licensed intellectual property and if Biogen fails to adequately protect such intellectual property, our rights to the intellectual property associated with the Company and our ability to receive future royalties from Biogen may be harmed.

Under the License Agreement, Biogen has assumed the filing, prosecution and maintenance of all of the non-U.S. licensed intellectual property associated with the Company, except for the EP’355 patent. While Biogen is obligated to take all reasonable measures to diligently file, prosecute and maintain the non-U.S. licensed intellectual property for which it is responsible, there can be no assurances that Biogen will protect the intellectual property to the same degree as the Company. If Biogen fails to adequately protect the non-U.S. licensed intellectual property, the Company could lose such intellectual property rights. Additionally, if the non-U.S. licensed intellectual property is harmed and we ultimately prevail in the Opposition Proceeding, any future royalty payments from Biogen on the non-U.S. licensed intellectual property may be negatively impacted.

If we prevail in the Opposition Proceeding, we may be required to pay significant fees to the EPO and our attorneys to file, prosecute, maintain and defend certain of the licensed intellectual property with no assurance of receiving future royalties from Biogen.

If we ultimately prevail in the Opposition Proceeding, the License Agreement provides that, in certain circumstances, the Company may assume the filing, prosecution and maintenance of certain of the Company’s non-U.S. licensed intellectual property in order to protect its interests in such intellectual property, including participating in European opposition proceedings, unless and until Biogen either re-assumes the filing, prosecution and maintenance of such non-U.S. licensed intellectual property or exercises its option to purchase all of the Company’s non-U.S. licensed intellectual property. To do so, the Company would have to incur significant fees, including attorneys’ fees, to file, prosecute and maintain such non-U.S. licensed intellectual property and may not be entitled to receive any royalties from Biogen.

We may become involved in lawsuits to protect, defend and enforce the patents or other intellectual property associated with the Company, which could be expensive, time-consuming and, if unsuccessful, could result in issued patents covering our product candidate being found invalid or unenforceable.

Competitors may infringe the patents or other intellectual property associated with the Company. To counter such infringement, we may file claims or be required to join or assist claims filed by Biogen, and any related litigation and/or prosecution of such claims may be expensive and time-consuming. Any claims asserted against perceived infringers could provoke these parties to assert claims alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, or a parallel opposition, nullity or cancellation proceeding, it may be decided that a patent associated with the Company is invalid in whole or in part, unenforceable, or construes the patent’s claims narrowly allowing the other party to commercialize competing products on the grounds that the patents associated with the Company do not cover such products.

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

“Under mandatory Danish law, a salaried employee having made an invention which is either patentable or registrable as a utility model in Denmark through his or her service with an employer has the rights to such invention, provided, however, that the rights to the invention upon the employer’s request must be transferred to the employer, to the extent not otherwise agreed, if the use of such invention falls within the “working area” of the employer or it is a result of a specific assignment given by the employer to the employee. Following notification from the employee of the invention, the employer has four months to decide whether to acquire the rights to the invention. Such a transfer of the invention to the employer entitles the employee to receive and obligates the employer to pay a “reasonable compensation” unless the nature and value of the invention does not exceed what the employee, taking the agreed working conditions as a whole into account, reasonably could be expected to achieve. The fee will be fixed factoring in the value of the invention and its importance for the employer’s business, the employee’s terms of employment and the impact that the employee’s service has had on the invention. The compensation payable by the employer is not subject to any maximum amount and may be paid either as a lump sum or as a continuing royalty payment based on, for example, the number of items produced based on the invention. An employee’s claim for compensation may become time-barred or forfeited due to the employee’s passive behavior. The general relative time-barring deadline under Danish law is five years with respect to claims based on employment matters, whereas the general absolute deadline for such claims is 10 years.”

Some of the named inventors on the newer applications associated with the Company (not the Core Composition Patent family) are or were employees of our German subsidiary, FP GmbH, and thus are subject to German employment law. German employment law governs the transfer/assignment of any intellectual property rights generated by such employees. In particular, any inventions eligible for patent protection made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. The law provides for a formal procedure for the transfer of an employee’s rights to patentable inventions which result from performance of the tasks the employee is charged with at the employer or which are based to a significant extent on the experiences or works of the employer, upon the employer’s request within a certain period of time after notification by the employee.

We believe that all inventive contributions made by employees of FP GmbH were made after the amended version of the German Act on Employees’ Inventions came into force on October 1, 2009, and thus the amended version of the law exclusively applies to such inventions. Prior to October 1, 2009, such formal procedure had been susceptible to faults. The amendments to the law facilitate the transfer of rights in employees’ inventions to the employer by replacing the former opt-in approach with an opt-out approach.

Following the transfer of rights, an employee is entitled to a claim for “reasonable compensation” to be calculated on an individual basis (e.g., revenue achieved through protection of the patent). In addition, the German Act on Employees’ Invention provides for certain obligations on the employer including the obligation to apply for patent protection in Germany, the obligation to release the invention for application in those countries where the employer does not want to apply for a patent and the obligation to offer to the employee granted patents or pending patent applications if the employer intends to abandon rights in any country.

We face the risk that disputes can occur between us and employees or ex-employees of FP GmbH pertaining to alleged non-adherence to the provisions of this act. Such disputes may be costly to defend and take up our management’s time and efforts whether we prevail or fail in such dispute. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, in particular in case of a failed transfer of rights, our results of operations could be adversely affected.

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

Our ADSs are currently listed for trading on The Nasdaq Capital Market. In order to maintain our listing on The Nasdaq Capital Market, we must comply with certain Nasdaq listing rules, including maintaining a minimum bid price of $1.00 per ADS and maintaining our status as an operating company. We cannot assure that we will stay in compliance with Nasdaq’s continued listing standards. We actively monitor the price of our ADSs and will consider available options, including, but not limited to, changing the ADS ratio, to maintain compliance with the continued listing standards of Nasdaq. If we fail to comply with the continued listing standards of Nasdaq, we will not be able to remain listed on that stock exchange, which could have a material adverse effect on the price of our ADSs. In addition, if we do not prevail in the Opposition Proceeding, our ADSs may be delisted from The Nasdaq Capital Market, either by Nasdaq or voluntarily by the Company.

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

The market price of our ADSs has fluctuated in the past, and is likely to continue to be volatile, which could subject us to litigation.

The market price of our ADSs has fluctuated and is likely to be subject to further wide fluctuations in response to numerous factors, many of which are beyond our control, such as those in this “Risk Factors” section and others including:

●	developments relating to the Opposition Proceeding;
●	developments relating to the ongoing tax audit;
●	an increased number of our ADSs outstanding following the deposit of ordinary shares into our ADR program by our holders of ordinary shares;
●	announcements by us of significant acquisitions or divestitures, strategic and commercial partnerships and relationships, joint ventures, collaborations or capital commitments;
●	announcements by Biogen regarding Tecfidera
●	announcements by us regarding our ability to maintain our Nasdaq listing;

●	other developments or disputes concerning our intellectual property;
●	commencement of, or our involvement in, litigation or other proceedings;
●	announcement or expectation of additional debt or equity financing efforts;
●	sales of our ADSs by our insiders or our other stockholders;
●	any major change in our management; and
●	general economic conditions and slow or negative growth of capital markets.

In addition, if the stock market experiences uneven investor confidence, the market price of our ADSs could decline for reasons unrelated to our business, operating results, or financial condition. The market price of our ADSs might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

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

The price of equity securities of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs may fluctuate significantly due to a variety of factors, including:

●	economic conditions related to the ongoing COVID-19 pandemic;
●	developments concerning proprietary rights, including patents and litigation matters;
●	technological innovations or commercial product introductions by our competitors;
●	changes in government regulations;
●	public concern relating to the commercial value or safety of Tecfidera®;
●	financing or other corporate transactions;
●	publication of research reports or comments by securities or industry analysts;
●	general market conditions in the pharmaceutical industry or in the economy as a whole; or
●	other events and factors beyond our control.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may materially affect the market price of companies’ equity securities, including ours, regardless of actual operating performance.

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

Our Chairman, Florian Schönharting, and director, Torsten Goesch, indirectly beneficially own approximately 70% of our ordinary shares (represented as ADSs), of which approximately 52% is beneficially owned by Mr. Schönharting. With such concentrated control, Messrs. Schönharting and Goesch, acting individually or in concert, have significant influence over the outcome of corporate actions requiring board and shareholder approval, including the election of directors, certain decisions relating to our capital structure, amendments to our Articles of Association, and the approval of mergers and other significant corporate actions or transactions. The interests of these insiders may not always coincide with our interests or the interests of our other shareholders or holders of the ADSs and those other shareholders and holders of the ADSs may have no effective voice in the management of the Company.

Certain of our principal shareholders as well as NB FP Investment II K/S have entered into a shareholders’ agreement under which they have agreed to take certain actions that may be adverse to the interests of other shareholders and holders of ADSs.

Certain of our principal shareholders as well as NB FP Investment II K/S have entered into a shareholders’ agreement, under which they have agreed to take certain actions, including with respect to the ability of certain principal shareholders to nominate directors to the board of directors and the obligation to increase share capital in certain circumstances. The shareholders that are party to the shareholders’ agreement control a majority of the voting power of our ordinary shares, and the actions taken under or pursuant to the shareholders’ agreement may conflict with the interests of other shareholders and holders of ADSs.

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

ADS holders may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for ADS holders’ instructions, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to ADS holders. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying the ADSs held by them or to withdraw the ordinary shares underlying the ADSs so that the ADS holder can vote them. If the depositary does not receive timely voting instructions from the ADS holder, it may give a proxy to a person designated by us to vote the ordinary shares underlying the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise any right to vote, and there may be nothing ADS holders can do if the ordinary shares underlying their ADSs are not voted as requested.

ADS holders’ rights to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to their holdings.

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

ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to each ADS holder’s right to cancel such holder’s ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

Future sales of a substantial number of our ordinary shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. If shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We filed a registration statement to register the resale of the shares held by certain of our existing shareholders in December 2021. In addition, we have registered ordinary shares and ADSs that we may issue under our 2014 Omnibus Equity Incentive Plan and may register shares under other equity compensation plans. As a result, these ordinary shares can be freely sold in the public market or otherwise upon issuance, subject to volume limitations applicable to affiliates and lock-up agreements.

We do not expect to pay dividends or other shareholder distributions in the foreseeable future.

While we distributed the proceeds from a capital reduction of EUR 917.7 million, or $1.1 billion, to our ADS holders and shareholders in September 2017, we do not expect to pay dividends or other shareholder distributions in the foreseeable future. Even if future operations lead to significant levels of distributable profits, any earnings may be reinvested in our business and dividends or other shareholder distributions, if any, may not be paid until we have an established revenue stream to support such continuing dividends or other shareholder distributions. Payment of future dividends or other shareholder distributions, if at all, will effectively be at the discretion of our board of directors, after taking into account various factors including our business prospects, cash requirements and financial performance. In addition, payment of future dividends may be made only if our shareholders’ equity exceeds the sum of share capital plus the reserves required to be maintained by the License Agreement, Danish law or by our Articles of Association. Accordingly, investors cannot rely on income from dividends or other shareholder distributions and any returns on an investment in the ADSs may depend entirely upon any future appreciation in the price of the ADSs.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and ADS holders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2022. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. As of December 31, 2021, approximately $138,000 of our assets were located in the United States, although this may change if we expand our operations in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

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

We are required to disclose changes made in our internal control over financial reporting and procedures and our management is required to assess the effectiveness of these controls annually. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation and could adversely affect the price of our ADSs.

Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could negatively impact the price of our ADSs.

We have in the past concluded that our internal controls over financial reporting were not effective and reported a material weakness as described in “Item 15. Controls and Procedures” included elsewhere herein. While the previously reported material weakness has been remediated and we have concluded that our internal controls over financial reporting were effective as of December 31, 2021, there is no assurance we will be able to maintain adequate disclosure controls and procedures and internal controls of financial reporting in the future.

Failure to maintain adequate disclosure controls and procedures and effective internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting obligations. This, in turn, could negatively impact the Company’s financial position, operating results and cash flows, the market price of our ADSs and our ability to remain listed on The Nasdaq Capital Market.

Failure to comply with Section 404 of the Sarbanes-Oxley Act could negatively affect our business including the price of our ADSs.

Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal control over financial reporting and to make a formal assessment of the effectiveness of our internal control over financial reporting annually. We concluded that our disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2021: however, in the past our formal assessment of the effectiveness of our internal control over financial reporting identified a material weakness that has been remediated as described in “Item 15. Controls and Procedures” included elsewhere herein. We may experience situations in the future where our evaluation and testing processes required by Section 404 of the Sarbanes-Oxley Act, or work performed by independent registered accountants, may identify one or more material weaknesses in our internal controls over financial reporting that will result in our inability to assert that our internal control over financial reporting is effective.

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

We believe that we were classified as a passive foreign investment company, or a PFIC, since 2014 and may be classified as a PFIC in future years. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC since the Company’s initial public offering in 2014 and may be classified as a PFIC in future years. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the value of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be or will not be a PFIC in future years.

If we are a PFIC for any taxable year during which a U.S. Holder, as defined below, holds ADSs, a U.S. Holder may be subject to adverse tax consequences, including (i) if a mark-to-market election or a qualified electing fund, or QEF, election has not been made with respect to its ADSs, a U.S. Holder may incur significant additional U.S. federal income taxes on income resulting from distributions on, or any gain from the disposition of, such ADSs, as such income generally would be allocated over the U.S. Holder’s holding period for its ADSs and would be subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income, and (ii) dividends paid by us would not be eligible for preferential individual rates of U.S. federal income tax. In addition, U.S. Holders that own an interest in a PFIC are required to comply with certain reporting requirements.

A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we are not obligated to comply with the reporting requirements necessary to permit U.S. Holders to elect to treat us as a QEF and accordingly U.S. Holders may not be able to make QEF elections to avoid the adverse tax consequences of the PFIC rules. While we have complied with the reporting requirements to permit U.S. Holders to elect to treat us as a QEF in the past, we reserve the right to discontinue such reporting in the future for any reason at any time. Furthermore, if a U.S. Holder were able to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income an amount reflecting any year-end increase in the value of its ADSs (which may not be matched by cash distributions). Mark-to-market elections will not be available for any of our subsidiaries that are also PFICs. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations for U.S. Holders.”

Risks Related to Danish Law and Our Operations in Denmark

Preemptive rights may not be available to non-Danish shareholders, and any inability of non-Danish shareholders to exercise preemptive rights in respect of shares issued in any offering by us will cause their proportionate interests to be diluted.

Under Danish law, existing shareholders will have preemptive rights to participate on the basis of their existing share ownership in the issuance of any new shares for cash consideration, unless those rights are waived by a resolution of the shareholders or the shares are issued pursuant to an authorization granted to the board of directors including a waiver of preemptive rights. The preemptive rights of the shareholders may be waived by two-thirds of the votes cast and of the share capital represented at the general meeting if the share capital increase is made at market price, or, if the share capital increase is made at below market price, by nine-tenths of the votes cast and of the share capital represented at the general meeting. Certain non-Danish shareholders may not be able to exercise preemptive rights for their shares due to restrictions included in securities laws of certain countries, including those applicable in the United States. To the extent that shareholders are not able to exercise their preemptive rights in respect of the shares in any offering by us, such shareholders’ proportional interests will be diluted.

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

We are part of a joint taxation group in Denmark and therefore we are jointly and severally liable with other members of the joint taxation group for the joint tax group’s Danish tax liabilities.

We are part of a Danish joint taxation Group, or Tax Group, with NB FP Investment General Partner ApS. As a member of the Tax Group, we are jointly and severally liable with NB FP Investment General Partner ApS for the Tax Group’s Danish tax liabilities. Danish law requires the taxing authorities look primarily to the NB FP Investment General Partner ApS, as the administration company, to satisfy Danish tax liabilities and to look to other members of the Tax Group (such as us) only on a secondary basis. While we do not believe NB FP Investment General Partner ApS has any material Danish tax liabilities, there can be no assurance that it does not have any such material liabilities, that it will not incur such material liabilities in the future, or that it will fulfill any such obligations. If NB FP Investment General Partner ApS has any material Danish tax liabilities that are not satisfied by them or if they, while being a member of the Tax Group, incur any such liabilities in the future, we may be responsible for the payment of such taxes, which could have an adverse effect on our financial position, results of operations and cash holdings.

U.S. federal and/or state income tax may apply to us in the future.

We have taken the position that we are not currently subject to U.S. federal or state income tax. Our Vice President, Finance and Controller, Thomas Carbone, is employed by FP USA. Pursuant to the U.S. tax laws and the income tax treaty between Denmark and the United States, we will not be subject to U.S. tax in connection with any of such employees’ activities unless there is a U.S. trade or business being conducted in connection with a permanent establishment. While we have taken the position that the functions such employees fulfill do not give rise to U.S. tax liability for us, there can be no assurance that the U.S. tax authorities will agree with such position. If the U.S. Internal Revenue Service disagrees with our position, and/or if the functions of such employees are expanded in the future, and/or we engage additional personnel located in the United States whose functions are sufficiently broad, we may be or may become subject to U.S. federal and/or state income tax, which might have a material adverse effect on us and our results of operations.

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

On February 1, 2017, our License Agreement with Biogen became effective. Pursuant to the License Agreement, Biogen paid us a non-refundable cash fee of $1.25 billion. The License Agreement provided Biogen with a co-exclusive license in the United States and an exclusive license outside the United States, to the Company’s intellectual property.

Under the terms of the License Agreement, we effected a corporate restructuring in 2017. For more, see “—B. Business Overview—Our Company—Restructuring.”

On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company pursuant to the License Agreement. The Foundation and Biogen consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. For more, see “—B. Business Overview—Our Company—License Agreement with Biogen.” As discussed throughout this Annual Report, we have permanently discontinued our development of DMF formulations, including FP187®.

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

We were founded for the purpose of developing such an improved DMF formulation while protecting, defending and enforcing a patent family Aditech filed relating to, among other things, formulations and dosing regimens of DMF. In 2010, we acquired this patent family from Aditech. Under our agreement with Aditech, we obtained, among other things, Aditech’s patents and associated know-how related to formulations and dosing regimens of DMF. For more, see “—Material Agreements—Aditech Agreements.”

We have not made any significant capital expenditures or divestures during the last three financial years, and do not have any significant capital expenditures or divestitures currently in progress.

B.          Business Overview

Our Company

We have focused on DMF’s potential as an immunomodulating drug to improve the health of patients with immune disorders for over 10 years, during which time we assembled a significant intellectual property portfolio. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s purchase of the intellectual property in the United States associated with the Company, we have permanently discontinued our development of a DMF formulation, except for maintaining our files and records for previously completed research and development work. We completed an organizational realignment in 2017 to focus on the deliverables under the License Agreement and reduce operating expenses.

License Agreement with Biogen

On February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company’s intellectual property, effective as of February 9, 2017.

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

On March 25, 2019, we received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company pursuant to the License Agreement. The Foundation and Biogen consummated the assignment of the U.S. intellectual property to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. intellectual property. In addition, we are no longer able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®. Because we were unsuccessful in the Interference Proceeding after all appeals, the Company will not be entitled to future royalties on Biogen’s net sales in the United States. Therefore, sources of revenue derived from customers in the United States, including product sales of any DMF formulation, are not expected.

If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg per day of DMF), it would be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen’s net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement.

As discussed further below, the recent decision of the TBA to confirm the revocation of the EP2801355 patent makes a successful outcome of the Opposition Proceeding doubtful. Accordingly, management believes it is unlikely future royalties will be due the Group in accordance with the License Agreement. See the risk factors entitled “There can be no assurance that the EBA will decide to accept our petition for review in the opposition proceeding involving our EP2801355 patent and denial of the petition would end the opposition proceeding in favor of the opponents, which, for all practical purposes, would represent an unsuccessful outcome of the opposition proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s net sales outside the United States” and “Even if the EBA accepts the Petition, there can be no assurance that we will ultimately prevail in the opposition proceeding involving our EP2801355 patent after any appeals or, if we do prevail, that the resulting claims of our EP2801355 patent will be royalty bearing under the Settlement and License Agreement with Biogen” for additional information.

Restructuring

Under the terms of the License Agreement, the Company restructured its operations on June 30, 2017 whereby the Company transferred to Operations (a wholly-owned Danish limited liability company of the Company created in 2017) certain assets and liabilities, including the legal and beneficial rights, title and interest to defined intellectual property, and Operations transferred the intellectual property to FWP IP (a wholly-owned Danish limited liability company of Operations created in 2017). The final step in the restructuring was completed on November 22, 2017 when the capital stock of FWP IP was sold to HoldCo, a Danish limited liability company that is owned and controlled by the Foundation, an independent Danish foundation. HoldCo paid Operations ApS 336,000 DKK ($54,000 based on the December 31, 2017 exchange rate) as consideration for the capital stock of FWP IP. The Foundation’s three-member board includes one independent director and one director appointed from each of the Company and

Biogen. Accordingly, the Company does not control the Foundation. During the year ended December 31, 2017, the Company contributed 5 million DKK ($805,000 based on the December 31, 2017 exchange rate) as the initial capitalization of the Foundation and is obligated to pay 100,000 DKK ($15,000 based on the December 31, 2021 exchange rate) annually to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property, which now consists only of the non-U.S. intellectual property associated with the Company, in accordance with certain agreements. In the future, the Company is only obligated to remit the annual funding of 100,000 DKK to FWP IP through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, the Company’s obligation to remit the annual funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. In addition to its annual funding obligations, the License Agreement requires the Company to fund the cost to file, prosecute and maintain European patent EP 2801355 (until the date on which the Opposition Proceeding has reached a final, unappealable conclusion) and to participate in an intellectual property advisory committee. The Company was required to fund the cost to file, prosecute and maintain the U.S. patents associated with the Company prior to Biogen purchasing such intellectual property.

Key Intellectual Property Involved in Opposition Proceeding

European patent EP2801355, or the EP’355 patent, covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed their review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in an opposition proceeding, which is a special proceeding heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the EPO revoked the EP’355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision. On May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal would be heard by the TBA of the EPO on June 18, 2020, or the 2020 Hearing. The 2020 Hearing was postponed twice as the result of the ongoing COVID-19 pandemic and was finally heard by the TBA on September 6, 2021 (the “September 2021 Hearing”). At the conclusion of the September 2021 Hearing, the TBA announced that it had dismissed the Company’s appeal of the previous decision of the Opposition Division to revoke patent EP2801355 and that the detailed reasons for the dismissal would be published at a later date. The TBA made its decision after considering the Company’s appeal against the decision of the Opposition Division and third-party submissions from several opponents.

The TBA published the detailed reasons for its decision on November 18, 2021. Following the review and evaluation of the TBA’s published reasoning for its decision, the Company submitted a petition (“Petition”) to the Enlarged Board of Appeal (“EBA”) of the EPO asking the EBA to review the TBA’s decision in an effort to overturn the unfavorable outcome. The Petition asserts that a procedural error was made by the TBA that resulted in the erroneous decision to dismiss the Company’s appeal. While management believes there are compelling factors supporting why the TBA failed to comply with the required procedural aspects when reaching its decision in the September 2021 Hearing, the likelihood of the Petition being successful is low.

The Petition to the EBA was submitted on January 27, 2022 and management estimates that it will take between six and twelve months to receive a response whether the EBA will admit the Petition.

If the EBA rejects the Petition and declines to review the TBA’s decision, it would end the Opposition Proceeding in favor of the opponents. The rejection of the Petition would also represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

If the EBA admits the Petition and elects to review the TBA’s decision, management expects the EBA to take up to two years to reach a conclusion as to whether the TBA complied with the required procedural aspects while conducting the September 2021 Hearing.

If after the EBA completes its review, it does not agree with management that the TBA failed to comply with certain procedural aspects while conducting the September 2021 Hearing, it would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

If after the EBA completes its review, it agrees with management that the TBA failed to comply with certain procedural aspects while conducting the September 2021 Hearing, the EBA may ask the TBA to hear the parties again and reach a new decision. If the TBA reverses its decision and now rules in favor of the Company, management expects the TBA will remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. If the TBA remands the case to the Opposition Division, it is uncertain when the Opposition Division would resolve the remaining elements of the original opposition and there is a real risk that the Opposition Division rules against the Company after considering the remaining elements of the original opposition. The Group is not entitled to any royalty payments from the License Agreement until and unless all remaining elements of the original opposition are resolved in its favor. If the TBA does not reverse its decision, it would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

As the result of the complexity of the Opposition Proceeding combined with numerous factors that can affect the outcome, many of which are outside the control of the Company, it is difficult to estimate when the Opposition Proceeding will conclude; however, achieving a favorable outcome in the Opposition Proceeding could take up to four years and possibly longer. Potential royalties due to the Group in accordance with the License Agreement are contingent on a successful outcome of the Opposition Proceeding, which is doubtful, and subject to other conditions, as defined in the License Agreement, being met. Even if there is a favorable outcome in the Opposition Proceeding, if the other conditions, as defined in the License Agreement, are not met, future royalties will not be due to the Group. Therefore, after considering the uncertainty of a successful outcome in the Opposition Proceeding combined with the uncertainty of meeting the other conditions, as defined in the License agreement, management believes it is unlikely that future royalties will be due the Company in accordance with the License Agreement.

Our Product Development Strategy

Historically, the Company’s product development efforts were focused on advancing unique formulations and dosing regimens of DMF, an immunomodulator, as a therapeutic to improve the health of patients with immune disorders, including psoriasis and MS. Prior to entering into the License Agreement, we were actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS patients. On March 1, 2017, we announced plans to complete the research and development work that was in process prior to the effective date of the License Agreement and pursue an organizational realignment to reduce personnel and operating expenses, including the suspension of further development of FP187®. This organizational realignment was substantially completed by September 30, 2017. We do not currently have any commercialized products on the market nor under development. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s purchase of the intellectual property in the United States associated with the Company, our research and development efforts involving DMF products, including FP187®, have been permanently discontinued.

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

The Core Composition Patent family, based on international application PCT/DK2005/000648, filed on October 7, 2005, with priority to October 8, 2004, discloses, among other things, formulations and dosing regimens of DMF, including the use of a dose of 480 mg of DMF per day to treat MS. As described under “Risk Factors” and elsewhere in this Annual Report, whether the Core Composition Patent family discloses the use of a dose of 480 mg of DMF per day to treat MS has been challenged in some European Opposition Proceedings.

Core Composition Patent Family

European Patent EP2801355. The EP’355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions that have an enteric coating. The EPO completed its review of this application and issued this patent on May 20, 2015. This patent was opposed by several parties in opposition proceedings, which are special proceedings heard by the EPO where one or more third parties request that the patent, or a part thereof, be revoked. On January 29, 2018, the Opposition Division of the EPO revoked the EP’355 patent on one of the alleged grounds of invalidity following the oral hearing in the Opposition Proceeding. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the 2020 Hearing would occur on June 18, 2020. The 2020 Hearing was postponed twice as the result of the ongoing COVID-19 pandemic and was finally heard by the TBA on September 6, 2021. At the conclusion of the September 2021 Hearing, the TBA announced that it had dismissed the Company’s appeal of the previous decision of the Opposition Division to revoke patent EP2801355 and that the detailed reasons for the dismissal would be published at a later date. The TBA made its decision after considering the Company’s appeal against the decision of the Opposition Division and third-party submissions from several opponents.

The TBA published the detailed reasons for its decision on November 18, 2021. Following the review and evaluation of the TBA’s published reasoning for its decision, the Company submitted a petition to the Enlarged Board of Appeal of the EPO asking the EBA to review the TBA’s decision in an effort to overturn the unfavorable outcome. The Petition asserts that a procedural error was made by the TBA that resulted in the erroneous decision to dismiss the Company’s appeal. While management believes there are compelling factors supporting why the TBA failed to comply with the required procedural aspects when reaching its decision in the September 2021 Hearing, the likelihood of the Petition being successful is low.

The Petition to the EBA was submitted on January 27, 2022 and management estimates that it will take between six and twelve months to receive a response whether the EBA will admit the Petition.

While the appeal and any remitted issues to the Opposition Division have not been resolved, the decision of the Opposition Division to revoke the EP’355 patent is “frozen.” Assuming that the patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the EP’355 patent currently has a maximum duration until October 2025 (subject to possible SPC extension—see below). This is the first issued patent associated with the Company covering the use of 480 mg per day of DMF to treat MS. Although Biogen may not challenge the validity of the EP’355 patent in national proceedings, the validity of the national parts of the EP’355 patent could be challenged by other third parties in the respective national courts, and in some countries these validity challenges can run in parallel with EPO opposition and appeal proceedings. See “Risk Factors—Risks Related to Intellectual Property—There can be no assurance that even if we are successful in the opposition and appeal proceedings involving the patents associated with the Company currently pending before the EPO, we will not be subject to subsequent or parallel invalidity proceedings involving these same or other patents associated with the Company before a national court in any of the European Patent Convention member states where the patents were validated, which subsequent or parallel proceedings could result in the challenged patents being subject to continued uncertainty as to their validity until such proceedings have been fully concluded. We cannot at this time anticipate how long any such proceedings may last or when, if at all, the patents currently under challenge will finally be declared to be valid or not.”

SPC Applications. In a number of countries in the EU, we have applied for national SPCs in reliance on the EP’355 patent and the EU marketing authorization for Biogen’s product Tecfidera®. If these applications are successful, the resultant SPCs will effectively extend the duration of the EP’355 patent, insofar as it covers Tecfidera®, from October 2025 until January 2029. So far, the SPC applications have been granted in Austria, Cyprus, France, Greece, Hungary, Ireland, Italy, Latvia, Luxembourg, Slovenia, Spain, and Sweden. This is possible because the case law of the Court of Justice for the European Union currently allows patent holders to obtain SPCs in reliance on marketing authorizations held by third parties. If the case law were to change such that this is no longer a possibility, we would expect any such SPCs granted in our favor to be revoked. Further, if an EU national court were to hold (subject to any appeal) that the claims of the EP’355 patent do not cover Tecfidera®, we would expect the national court to revoke any SPC granted in our favor in that country.

European Patent EP1799196. The European patent EP1799196 associated with the Company, or the EP’196 patent, covers, among other things, controlled release compositions that release DMF according to a specific in vitro release profile. The patent was granted on June 22, 2016. Oppositions to this patent have been filed by third parties with the EPO. On September 18, 2018, the EPO revoked the EP’196 Patent following an oral hearing in the opposition proceedings. The written decision was received on February 15, 2019 and a notice of appeal was filed against that decision on April 13, 2019. The oral appeal proceedings are scheduled to take place on July 26, 2022.

European Patent Application EP2965751. A key patent application in the EU is EP2965751, formerly EP15166243.4, or the EP’751 application. The EP’751 application covers, among other things, compositions containing DMF where the daily dosage is 480 to 600 mg and the DMF is released depending on pH. The EPO has completed its initial review of this application and issued a negative search report on January 13, 2016. We responded to the search report on July 13, 2016. A third-party observation was filed on September 20, 2016. We responded to the third-party observation on November 16, 2016. A negative office action was issued on

February 10, 2017, which we understood to have been the result of a clerical error. We responded on August 10, 2017 to correct the error. The EPO issued a notice of intention to grant this patent on June 26, 2018, April 9, 2019, and June 8, 2020. A request for further processing was granted on January 27, 2021. A further notice of intention to grant was issued on May 18, 2021. In June 2021, third party observations were filed, to which a response was sent to the Examining Division on February 23, 2022. Additional third party observations were filed in March 2022.

European Patent EP2801354. Another key patent in the EU is EP2801354, or the EP’354 patent. The EP’354 patent covers, among other things, controlled-release compositions that release DMF according to a specific in vitro release profile. The patent was granted on February 8, 2017. Oppositions to this patent have been filed by third parties with the EPO. On May 7, 2019, the EPO revoked the EP’354 patent following an oral hearing in the Opposition Proceedings. The written decision was received on September 9, 2019 and a notice of appeal was filed against that decision on November 8, 2019. The Company expects the appeal to be heard by the TBA within one to two years.

European Patent Application EP2792349. Another key patent application in the EU is EP2792349, formerly EP14172396.5, or the EP’349 application. The EP’349 application covers, among other things, controlled-release compositions containing DMF where the daily dosage is 480mg for use in treatment of a number of diseases. The EPO has issued notices of intention to grant this patent on September 13, 2017, May 30, 2018, February 27, 2019, November 19, 2019, October 12, 2020, June 8, 2021, and March 9, 2022.

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

European Patent Application EP3093012. Another key patent application in the EU is EP3093012, formerly EP16001391.8, or the EP’012 application. The EP’012 application covers, among other things, controlled-release pharmaceutical compositions comprising DMF in an amount of 50 - 90% by weight of the composition. The EPO has issued notices of intention to grant this patent on May 8, 2017, February 15, 2018, November 21, 2018, August 12, 2019, April 23, 2020, and March 11, 2021. The examination is ongoing, with the most recent third party observations being filed in March 2022, and oral proceedings have been summoned for June 24, 2022.

Clinical Development Summary

Since inception, the focus of our clinical development was on a DMF formulation for the treatment of MS. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s purchase of the intellectual property in the United States associated with the Company, we have permanently discontinued our development of a DMF formulation, except for maintaining our files and records for previously completed research and development work.

Material Agreements

Biogen License Agreement

As discussed above, on February 1, 2017, our License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company’s intellectual property, effective as of February 9, 2017.

In accordance with the License Agreement, Biogen paid the Company a non-refundable cash fee of $1.25 billion and could be obligated to pay the Company royalties provided that other conditions of the License Agreement are satisfied. See “—Our Company—License Agreement with Biogen.”

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

Aditech Agreements

In 2004, Aditech, controlled by Nordic Biotech General Partner ApS (an affiliate of one of our largest shareholders), began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, we entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, we acquired this patent family from Aditech pursuant to a patent transfer agreement, or the Transfer Agreement, that replaced the patent license agreement. Under our agreement with Aditech, we obtained, among other things, Aditech’s patents and associated know-how related to formulations and dosing regimens of DMF.

In connection with our execution of the License Agreement, we entered into an addendum to the Transfer Agreement with Aditech, or the Addendum, which clarifies the royalties payable to Aditech in connection with any proceeds received by the Company from Biogen under the License Agreement. The Addendum specifies that Aditech is entitled to 2% of the Non-refundable Fee (or $25.0 million). This was paid to Aditech in 2017. The Addendum further specifies that Aditech is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any).

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

Facilities

Our corporate headquarters are located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark where we lease approximately 2,400 square feet of office space from Nordic Biotech Advisors ApS, an affiliate of certain of our principal shareholders, for administrative activities. In 2021, we paid 630,000 DKK ($100,000 based on the average exchange rate for the year), including value added tax, or VAT, for such premises. FA and Operations, our Danish subsidiaries, are also located at Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark. For more information, see “—Related Party Transactions—Leased Premises.”

FP USA, our U.S. subsidiary, is located in Suffern, New York and has office space of approximately 140 square feet. In 2021, we paid $15,000 for such premises.

The Company’s office lease commitments are currently all short-term.

Employees

As of March 31, 2022, we had four employees. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,			At March 31,
	2019	2020	2021	2022
Function:
Management and administration	5	4	4	4
Total	5	4	4	4
Geography:
Germany	1	1	1	1
Denmark	3	2	2	2
United States	1	1	1	1
Total	5	4	4	4

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

Legal Proceedings

We may, from time to time, become involved in legal proceedings in the ordinary course of business. Except for the Opposition Proceeding, we are not currently a party to, and have not been in the recent past subject to any material legal proceeding (including proceedings pending or threatened) that we believe could have an adverse effect on our business, operating results or financial condition. See “Item 5. Operating and Financial Review and Prospects—Operating Results Overview—Intellectual Property Proceedings and the License Agreement—Interference Proceeding” for more information on the Interference Proceeding.

Opposition proceedings and appeals therefrom against two of the key European patents associated with the Company are currently ongoing and in addition we are involved in the Opposition Proceeding concerning EP’355, including any appeals. There can be no assurance that these patent proceedings or other future legal proceedings will not have an adverse effect on our business, operating results or financial condition. See “Item 5. Operating and Financial Review and Prospects—Operating Results Overview—Intellectual Property Proceedings and the License Agreement—Opposition Proceeding” for more information on the Opposition Proceeding.

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

D.          Property, Plant and Equipment

See “—Business Overview—Facilities” for a description of our leased premises. We have no material office equipment or manufacturing equipment. None of our equipment is leased and there are no liens or encumbrances on our equipment.

We currently do not have any commitments to acquire fixed assets nor are there plans to acquire fixed assets in the future; however, we may, from time to time, need to replace office equipment such as computers. The estimated cost to replace office equipment, if needed, is not expected to be significant. We currently do not have any long-term supply agreements with our vendors.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our consolidated financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this Annual Report.

Refer to Part I, Item 5 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (filed with the SEC on April 14, 2021) for additional discussion of our financial condition and results of operations for the year ended December 31, 2019, as well as our financial condition and results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019.

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

As discussed in more detail elsewhere herein, the Company entered into the License Agreement with Biogen that became effective on February 1, 2017. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to defined intellectual property. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion, or the Non-refundable Fee, in February 2017. Prior to entering into the License Agreement, the Company was actively developing FP187®, a proprietary formulation of DMF, for the treatment of MS. On March 1, 2017, the Company announced plans to complete the remaining research and development efforts of FP187® and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017. The organizational realignment was substantially completed by September 30, 2017. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s purchase of the intellectual property in the United States associated with the Company, or the U.S. IP, we have permanently discontinued our development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States, including product sales of a DMF formulation, are not expected.

The Group’s current business activities are limited to maximizing the benefit of the License Agreement, which requires the Company to prevail in the Opposition Proceeding. If the Company does not prevail in the Opposition Proceeding, including all appeals, future revenues are unlikely, the Company’s ability to continue as a going concern long term would be uncertain and management would consider, amongst other things, an orderly wind-down of operations. A successful outcome of the Opposition Proceeding is highly uncertain and even if there is a successful outcome in the Opposition Proceeding, future revenues from the License Agreement would only be realized if other conditions defined in the License Agreement are met. For more information, see “Item 3. D. Risk Factors,” “Item 4. Information on the Company” and the Group’s consolidated financial statements.

At December 31, 2021, the Group had cash and cash equivalents of $70.8 million and working capital of $70.8 million. The Group has no material long-term obligations. Management currently believes there is adequate liquidity to fund the Group’s operations beyond the next twelve months; however, unforeseen events could have a material adverse effect on management’s estimate. In addition, as discussed in more detail below, the Danish and German tax authorities conducted a joint tax audit of the Group’s Danish and German income tax returns covering multiple years through the year ended December 31, 2017. The joint tax audit focused primarily on the Transaction to ensure the Transaction was conducted at fair value as determined in accordance with generally accepted arm’s length principles applicable to taxing cross-border transactions. The Danish and German tax authorities were unable to reach agreement as to whether the Transaction was conducted at fair value and terminated the joint income tax audit in the second quarter of 2021. The tax audit in Denmark concluded with no changes proposed to the Group’s Danish tax filings. The tax audit in Germany is ongoing and the German tax authorities have indicated that they disagree with FP GmbH’s determination of the fair value of the Transaction and have proposed a material increase in FP GmbH’s 2017 taxable income. While management believes the tax filing position taken in connection with the Transaction is correct and it is not probable (i.e., more likely than not) additional taxes will be due in Germany, there is a risk that upon the resolution of this matter additional taxes, interest and/or penalties could be due the German tax authorities. The imposition of additional taxes, interest and/or penalties by the German tax authorities could have a material adverse effect on the Group. For more information, see the risk factor entitled “Negative results from the ongoing tax audit in Germany could result in additional taxes, interest and penalty becoming due that could negatively impact our financial position, results of operations and cash holdings” and the Group’s consolidated financial statements.

Financial Operations Overview

Revenue

The Company’s only operating revenue earned to date has been the Non-refundable Fee received in 2017 in accordance with the License Agreement. We will likely not generate operating revenue in the future unless we prevail in the Opposition Proceeding. The Company’s ability to generate operating revenues in the future is highly uncertain and it is possible that we may never recognize operating revenue in the future. If the Company is successful in the Opposition Proceeding (i.e., the Company obtains, as a result of the Opposition Proceeding, and any appeals therefrom, a patent with a claim covering oral treatment of MS with 480 mg/day of DMF), we will be eligible to collect a 10% royalty from January 1, 2021 to December 31, 2028 and a 20% royalty from January 1, 2029 until the earlier of the expiration or invalidation of the patents defined in the License Agreement, on a country-by-country basis on Biogen’s net sales outside the United States of DMF-containing products indicated for treating MS that, but for the license granted under the License Agreement, would infringe a Company patent, provided that other conditions of the License Agreement are satisfied. Among the conditions that need to be satisfied for any royalty to be payable by Biogen to the Company is the absence of generic entry in a particular geography having a particular impact as defined in the License Agreement.

The License Agreement does not obligate Biogen to remit additional amounts to the Company unless the Company prevails in the Opposition Proceeding, including any appeals, and certain other conditions of the License Agreement are satisfied. It is highly uncertain whether the Company will prevail in the Opposition Proceeding and realize additional revenues from the License Agreement or any other source. If the Company fails to prevail in the Opposition Proceeding, future revenues are unlikely and the long-term ability of the Company to continue as a going concern is uncertain. See Notes 1.2 and 1.5 in the accompanying consolidated financial statements for additional information.

Research and development costs

As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s purchase of the U.S. IP, we permanently discontinued our research and development efforts involving DMF products, including FP187®.

Currently, our research and development costs primarily comprise salary and related expenses, including share-based compensation expense, patent and other intellectual property related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices (the EPO and certain country-specific patent registry offices). Accordingly, our research and development costs are primarily associated with defending and protecting our non-U.S. IP; however, we may incur minor costs to meet remaining regulatory requirements associated with the wind-down of our research and development efforts of FP187®.

General and administrative costs

Our general and administrative costs consist primarily of:

●	salaries and expenses for employees as well as expenses related to share-based compensation awards granted to certain employees;
●	professional fees for auditors, tax advisors, legal counsel and other consultants;
●	information technology related expenses;
●	cost of facilities, communication and office expenses; and
●	investor relations and other costs associated with our public listing of our ADSs on Nasdaq.

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

Non-operating income and (expenses)

Components of non-operating income and (expenses) consisted primarily of:

●	gains/losses from changes in foreign exchange rates related primarily to our cash holdings;
●	interest income earned on USD cash holdings; and
●	bank fees, including negative interest on Euro and DKK cash holdings.

Results of Operations

Comparison of the years ended December 31, 2021 and 2020

	Year ended December 31,
			Change
			favorable
	2021	2020	(unfavorable)

	(USD in thousands)
Research and development costs	(226)	(327)	101
General and administrative costs	(3,648)	(3,059)	(589)
Operating (loss)	(3,874)	(3,386)	(488)
Exchange rate gains (losses)	2,170	(2,970)	5,140
Other finance costs	(188)	(93)	(95)
Net (loss)	(1,892)	(6,449)	4,557

Research and development costs for the years ended December 31, 2021 and 2020

Research and development costs for the years ended December 31, 2021 and 2020 were $226,000 and $327,000, respectively. The decrease of $101,000 in research and development costs for the year ended December 31, 2021 is primarily the result of a decrease in costs incurred in connection with the Opposition Proceeding and lower share-based compensation. Fees to patent advisors and other patent-related costs incurred in connection with the Opposition Proceeding decreased from $203,000 in the year ended December 31, 2020 to $171,000 in the year ended December 31, 2021. The decrease is the result of reduced activities leading up to the Opposition Proceeding hearing that occurred on September 6, 2021. Share-based compensation decreased from $63,000 in the year ended December 31, 2020 to zero in the year ended December 31, 2021. Share-based compensation decreased as a result of the underlying expense of fully vested equity awards being fully recognized prior to December 31, 2020.

As discussed in more detail elsewhere in this Annual Report, the likelihood of the Petition being successful is low. In the favorable scenario, the steps from EBA acceptance of the Petition to completion of a new opposition proceeding is expected to take up to four years and possibly longer. The denial of the Petition would end the Opposition Proceeding in favor of the opponents. For all practical purposes, such denial of the Petition would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s future net sales outside the United States, as defined in the License Agreement. As the result of these uncertainties and variables, we are unable to currently estimate the nature, timing or amount of the research and development costs we will incur in the future.

General and administrative costs for the years ended December 31, 2021 and 2020

General and administrative costs for the years ended December 31, 2021 and 2020 were $3.6 million and $3.1 million, respectively. The increase of $500,000 in general and administrative costs in the year ended December 31, 2021 resulted from increases in professional fees and insurance costs offset by reductions in share-based compensation and various other smaller items. Professional fees increased from $1.0 million in the year ended December 31, 2020 to $1.7 million in the year ended December 31, 2021. The increase in professional fees is associated with increased consultations with our tax and legal advisors in connection with the tax audit in Germany and the potential insolvency of FP GmbH, as well as legal and auditor support that was needed in connection with the registration statements we filed with the Securities and Exchange Commission during the year ended December 31, 2021. Our insurance costs increased from $454,000 in the year ended December 31, 2020 to $590,000 in the year ended December 31, 2021. The increase in our insurance costs is attributed to market conditions and is primarily related to increased premiums for our directors and officers liability insurance. The increases in professional fees and insurance costs were offset by a decrease in share-based compensation from $271,000 in the year ended December 31, 2020 to $1,000 in the year ended December 31, 2021. Share-based compensation decreased as a result of the underlying expense of fully vested equity awards being fully recognized prior to December 31, 2020.

We currently expect that our general and administrative costs will remain at current levels; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating income (expense) for the years ended December 31, 2021 and 2020

During the year ended December 31, 2021, the Group recognized a foreign exchange gain of $2.2 million. The $2.2 million foreign exchange gain resulted primarily from the favorable effect of the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash holdings were converted to the functional currency of the Company and Operations (the DKK) at December 31, 2021. During the year ended December 31, 2020, the Group recognized a foreign exchange loss of $3.0 million. The $3.0 million foreign exchange loss resulted primarily from the unfavorable effect of the weakening of the USD to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD cash holdings were converted to DKK at December 31, 2020. Since our USD cash holdings are significant, future changes in the exchange rate between the DKK and the USD will cause favorable or unfavorable volatility in our operating results and the impact could be material.

Other finance costs primarily include bank fees, or negative interest, on EUR and DKK cash holdings net of interest income on USD cash holdings and interest received during the year ended December 31, 2021 in connection with a tax refund from the Danish tax authorities.

Income tax for the years ended December 31, 2021 and 2020

For the years ended December 31, 2021 and 2020, the Group incurred losses for tax purposes. The tax losses combined with the Group not meeting the requirements to recognize deferred tax assets, resulted in no income tax benefit being recognized. Since there is significant uncertainty as to whether the Group will have taxable income in the future, deferred tax assets that are available at December 31, 2021 do not meet the criteria for financial statement recognition and accordingly have not been recognized in the accompanying consolidated financial statements. See Note 3.4 to the consolidated financial statements for additional information.

Income tax audits in Denmark and Germany

The Danish and German tax authorities conducted a joint tax audit of the Group’s Danish and German income tax returns covering multiple years through the year ended December 31, 2017. The joint tax audit focused primarily on one intercompany transaction that occurred in 2017 between the Company and FP GmbH to ensure the Transaction was conducted at fair value as determined in accordance with generally accepted arm’s length principles applicable to taxing cross-border transactions. The Danish and German tax authorities were unable to reach agreement as to whether the Transaction was conducted at fair value and terminated the joint income tax audit in the second quarter of 2021.

As discussed in more detail below, the tax audit in Denmark concluded with no changes proposed to the Group’s Danish tax filings. The tax audit in Germany is ongoing and the German tax authorities have indicated that they disagree with FP GmbH’s determination of the fair value of the Transaction and have proposed a material increase in FP GmbH’s 2017 taxable income.

Tax audit in Germany

On May 21, 2021, the German tax authorities issued a preliminary audit assessment (the “Preliminary Assessment”) that proposed an increase to FP GmbH’s 2017 taxable income of 265.0 million EUR to 312.1 million EUR ($300.4 million and $353.7 million, respectively, based on the December 31, 2021 exchange rate). The Preliminary Assessment alleged that the Transaction was not conducted at fair value. The Company and FP GmbH disagree with the positions taken by the German tax authorities and intend to vigorously defend that the Transaction was conducted at fair value, as determined in accordance with generally accepted arms’ length principles, and no additional taxes are due in Germany. FP GmbH, with assistance from the Group’s tax advisors, submitted a formal response to the Preliminary Assessment arguing that the Transaction was conducted at fair value and why the Preliminary Assessment is incorrect. Management expects the German tax authorities will issue a final assessment, with few or no changes to the Preliminary Assessment, and levy a tax assessment against FP GmbH that is expected to be material to FP GmbH and the Group. It is uncertain when FP GmbH will receive the final tax assessment. Assuming FP GmbH’s taxable income is increased by 265.0 million EUR and offset by FP GmbH’s available net tax loss carryforwards of approximately 12 million EUR ($13.4 million based on the December 31, 2021 exchange rate), using the German effective tax rate of 31.9%, and before any applicable interest and/or penalties, this would result in a tax levy of approximate 80.7 million EUR ($91.6 million based on the December 31, 2021 exchange rate).

An increase of FP GmbH’s 2017 taxable income in Germany without a corresponding offset to the Group’s 2017 Danish tax filing, would result in double taxation. Relief from double taxation can be obtained through entering into a MAP and/or a successful outcome from litigation against the German tax authorities. If relief is sought through a MAP, double taxation will be eliminated; however, there is no assurance that a MAP and/or litigation would eliminate a net increase in the Group’s total income tax expense. A net increase in the Group’s income tax could have a material negative effect on the Group’s consolidated financial position, results of operations and cash holdings.

At the conclusion of a MAP and/or litigation, if the German tax authorities are successful in increasing FP GmbH’s taxable income and if FP GmbH is unable to pay the related tax levy, the German tax authorities could commence litigation against the Company in Denmark to collect some or all of the outstanding balance of the tax levy. If this were to occur, it would likely be time consuming to resolve, costly to the Company to defend, and could have a material negative effect on the Group’s consolidated financial position, operating results and cash holdings.

Based on consultations with the Group’s Danish and German tax advisors and after considering the facts and circumstances underlying the Transaction, the Group’s supporting documentation for the Transaction, the arguments set forth in FP GmbH’s response to the Preliminary Assessment, and the fact that the income tax audit in Denmark concluded with no changes proposed, management continues to believe that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional income taxes to the German tax authorities upon the conclusion of a MAP and/or litigation against the German tax authorities. Accordingly, the Group has not recognized a provision related to the ongoing income tax audit in Germany at December 31, 2021. Management notes that such determination is inherently subjective and, if it is incorrect, then FP GmbH may need to pay a tax levy that could have a material negative effect on FP GmbH and the Company’s consolidated financial position, operating results and cash holdings.

In the event of a negative outcome in the tax audit in Germany and subject to the Group’s ability to get relief from double taxation, an increase in FP GmbH’s taxable income would be taxed at the German effective tax rate of 31.9% while reducing the taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards that could be used to partially mitigate an increase in FP GmbH’s taxable income from a transfer pricing adjustment. Therefore, an increase in FP GmbH’s taxable income, that is not covered by FP GmbH’s tax loss carryforwards and not subject to minimum taxation rules in Germany, would result in a net increase in the Group’s income tax expense at a rate of approximately 10 percentage points. Assuming FP GmbH’s taxable income is increased by 265.0 million EUR, as set out in the Preliminary Assessment, and offset by FP GmbH’s available tax loss carryforwards of approximately 12 million EUR, subject to the Group’s ability to obtain relief from double taxation in Denmark of 58.3 million EUR ($66.1 million based on the December 31, 2021 exchange rate), it is estimated that the net increase in the Group’s income tax expense, will be approximately 22.4 million EUR ($25.5 million based on the December 31, 2021 exchange rate) before applicable interest and/or penalties.

FP GmbH does not have the liquidity to pay a tax levy associated with an increase in FP GmbH’s taxable income of 265.0 million EUR, nor does the Group, without obtaining relief from double taxation from the Danish tax authorities (see below section “Application for Debtor-in-Possession Proceedings” for additional information regarding the potential insolvency of FP GmbH). The Group’s total cash and cash equivalents amount to $70.8 million at December 31, 2021.

The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the ultimate resolution of the litigation and/or MAP, could have a material adverse effect on the Group’s financial position, operating results, and cash holdings.

The time period to ultimately settle the tax dispute with the German tax authorities, including the completion of a MAP and/or litigation against the German tax authorities, is currently unknown; however, management does not believe the dispute will conclude within the next twelve months and the time period could be three years or longer.

Tax Audit in Denmark

On June 2, 2021, the Company received notice from the Danish tax authorities that they had accepted the Group’s 2017 Danish income tax filing and that the Danish income tax audit had concluded; however, the Danish tax authorities reserve the right to audit the Danish tax affairs of the Group at a future date. The Danish tax authorities determined that the Transaction could be considered to be at arm’s length terms and found no reason to change the pricing of the Transaction as reported in the Group’s Danish income tax filing.

Application for Debtor-in-Possession Proceedings

In anticipation of the receipt from the German tax authorities of a material final tax assessment, with few or no changes to the Preliminary Assessment, management is considering taking the actions discussed below in order to put the Company and FP GmbH in the best position to defend the tax filing position associated with the Transaction and to protect the interests of the Company and FP GmbH through the resolution of a MAP and/or litigation.

FP GmbH does not have sufficient liquidity or any other assets enabling it to pay a material tax levy if a final tax assessment, as discussed above, is issued by the German tax authorities. Upon the receipt of such a final tax assessment, FP GmbH’s management will need to evaluate whether an over-indebtedness or illiquidity condition exists under German law and whether FP GmbH has become insolvent. If FP GmbH’s management concludes that FP GmbH has become either over-indebted or illiquid, management expects that insolvency proceedings will commence in a German court (“Court”). Upon FP GmbH becoming insolvent, a Court-appointed insolvency administrator will oversee the day-to-day operations of FP GmbH and the management of FP GmbH will lose control of FP GmbH. FP GmbH intends to take all available steps to avoid insolvency, including, but not limited to, appealing the tax assessment and requesting suspension of enforcement of the tax assessment notice. Depending on the facts and circumstances at the time a final tax assessment is received from the German tax authorities, FP GmbH’s management may not be able to avoid the insolvency of FP GmbH.

In advance of the receipt of the final tax assessment, FP GmbH’s management currently plans to submit an application to the Court asking the Court to allow FP GmbH to enter into debtor-in-possession (“DIP”) proceedings. Entering into DIP proceedings would allow FP GmbH’s management to continue to oversee the day-to-day operations of FP GmbH, supervised by a Court-appointed expert, thereby avoiding the appointment of an insolvency administrator, who would have taken control of FP GmbH. While the application is pending, FP GmbH will be in preliminary DIP proceedings. While in preliminary DIP proceedings, FP GmbH’s management will continue to oversee the day-to-day operations of FP GmbH while a Court-appointed expert reviews the facts and circumstances underlying the application as part of the determination as to whether DIP proceedings are appropriate for FP GmbH. After evaluating the application and receipt of the expert’s opinion as to whether DIP proceedings are appropriate, the Court will rule on the application and decide whether FP GmbH can enter into DIP proceedings. Until the Court rules on the application, FP GmbH will remain in preliminary DIP proceedings. If the Court ultimately approves the application, FP GmbH would enter into DIP proceedings. While in DIP proceedings, FP GmbH’s management will continue to oversee the day-to-day operations of FP GmbH while a Court-appointed supervisor monitors the activities of FP GmbH, including but not limited to the status of the tax audit. The supervisor reports to the Court and advises FP GmbH’s management. Acts taken by FP GmbH’s management without the consent or against the objection of the supervisor may lead to ramifications for the further proceedings, while not limiting the powers and control of the management. Management is currently unable to estimate when the application to enter DIP proceedings will be submitted to the Court; however, it could occur in the near-term. After submitting the DIP proceeding application, it is unknown how long it will take the Court to rule on the application.

Under preliminary DIP proceedings and DIP proceedings, FP GmbH’s management is obligated, when overseeing the day-to-day operations of FP GmbH, to put the interest of creditors before the interest of shareholders. For financial reporting purposes, the prioritization of the interest of creditors in managing the affairs of FP GmbH, in substance, limits management’s decision-making ability resulting in management being deemed to have lost control of FP GmbH. Upon the loss of control of FP GmbH, FP GmbH will be deconsolidated from the Group’s consolidated financial statements resulting in the Group incurring a nonrecurring impairment loss. Such impairment loss will be recognized by the Group on the date when control of FP GmbH is lost and will equal the net asset value of Operations’ investment in FP GmbH (19.4 million DKK as of December 31, 2021 ($3.0 million based on the December 31, 2021 exchange rate)). As of December 31, 2021, there is an uncollateralized intercompany loan (“Intercompany Loan”) from FP GmbH to Operations that totals 2.8 million EUR ($3.2 million based on the December 31, 2021 exchange rate.) The Intercompany Loan is due on demand and accrues interest at an annual rate of 2% with interest compounding quarterly. The Intercompany Loan and the related interest are eliminated in consolidation and therefore not reflected in the consolidated financial statements included herein. Subsequent to the deconsolidation of FP GmbH and the recognition of the impairment loss, the Group’s consolidated statement of financial position will include a current liability equal to the Intercompany Loan and the Group’s consolidated statement of profit or loss will include interest expense recognized in accordance with the terms of the Intercompany Loan as stated above.

FP GmbH can apply for relief from paying a tax levy associated with the final tax assessment by requesting the German tax authorities to suspend enforcement. It is uncertain whether FP GmbH will be successful in obtaining a suspension of enforcement. If suspension of enforcement is obtained, FP GmbH would withdraw the DIP application, insolvency procedures would end, and control of FP GmbH would revert back to FP GmbH’s management. Upon FP GmbH’s management regaining control of FP GmbH, FP

GmbH’s financial statements would again be consolidated within the Group’s consolidated financial statements and the impairment loss and subsequent accounting for the Intercompany Loan, discussed above, would be reversed.

The loss of control of FP GmbH will have a material adverse effect on the Company’s consolidated financial position and operating results. The cash holdings of the Group would also be adversely affected when Operations is required to repay the Intercompany Loan. In addition, the Company could be exposed to claims made by the administrator in the event the administrator believes the Company has unfairly benefited from the Transaction, or potentially other transactions and/or actions taken by the Company or another company within the Group, at the detriment of FP GmbH’s creditors. Any claims against the Company, or another company within the Group, that are ultimately successful, could have a material adverse effect on the Group’s financial position, operating results and cash holdings.

B. Liquidity and Capital Resources

Comparison of the Years ended December 31, 2021 and 2020

The table below summarizes our consolidated statement of cash flows for each of the years ended December 31, 2021 and 2020:

	Year ended
	December 31,
	2021	2020

	(USD in thousands)
Net cash flows (used in) operating activities	(2,359)	(5,713)
Net cash flows(used in) investing activities	—	(1)
Net cash flows provided by (used in) financing activities	3	(283)
Net(decrease) in cash and cash equivalents	(2,356)	(5,997)
Net foreign exchange differences	(5,961)	7,486
Cash and cash equivalents beginning of year	79,087	77,598
Cash and cash equivalents end of year	70,770	79,087

Net cash flows used in operating activities for the years ended December 31, 2021 and 2020 totaled $2.4 million and $5.7 million, respectively. Cash flows used in operating activities for the year ended December 31, 2021 were due primarily to the loss incurred for the year combined with changes in working capital, offset by a tax refund of $190,000. Cash flows used in operating activities for the year ended December 31, 2020 were due to the loss incurred for the year, offset by non-cash share-based compensation of $334,000 and changes in working capital.

Cash used in investing activities of $1,000 for the year ended December 31, 2020 relates to an increase in rent security deposit associated with leased office space.

Cash flows provided by financing activities for the year ended December 31, 2021 totaled $3,000. Such cash inflow was from the receipt of proceeds from the exercise of equity awards. Cash flows used in financing activities for the year ended December 31, 2020 totaled $283,000. Such use of cash was the result of cash outflows for the repurchase of equity awards of $285,000, offset by the receipt of $2,000 in connection with the exercise of equity awards.

Funding Requirements and Capital Resources

We believe that our cash and cash equivalents will enable us to fund our operating expenses beyond the next twelve months. We currently have no plans to acquire capital assets except for immaterial purchases of office equipment. We currently estimate that our cash spend for operating expenses will range from $4 million to $6 million annually for the next several years. We have based this estimate on assumptions that may prove to be wrong, and we could experience an increase in our cash spend, which would result in the use of our capital resources sooner than we currently expect. A negative outcome from the ongoing tax audit in Germany or the potential insolvency of FP GmbH, as well as the support needed from professional tax advisors in connection with both of those events, could negatively impact our estimated cash spend (see Note 3.4 to the accompanying consolidated financial statements for additional information). In addition, there is a high level of uncertainty in estimating the costs we will incur to continue the Opposition Proceeding and to defend and protect the intellectual property associated with the Company. Such costs could have a material adverse impact on our capital resources. Accordingly, our estimated use of cash over the next few years could change if some or all of the aforementioned events were to occur and the change could be material. We have no long-term financial commitments which are expected to affect our liquidity except our annual funding obligation to FWP IP as discussed below, which we consider immaterial.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the outcome and associated costs, fees, and expenses of the tax audit of our German tax returns;
●	potential cash outflows associated with the potential insolvency of FP GmbH including, but not limited to, the repayment of the Intercompany Loan that totals 2.8 million EUR ($3.2 million based on the December 31, 2021 exchange rate) at December 31, 2021;
●	the outcome of the Opposition Proceeding, including any appeals;
●	our efforts to secure and protect the intellectual property associated with the Company with the objective of obtaining and maintaining royalty-bearing patents; and
●	the costs to maintain the infrastructure necessary for a publicly listed company.

Contractual Commitments

We do not currently have any material contractual commitments and have no plans or business reasons to enter into material contractual commitments. We view the contractual commitments listed below as immaterial to the Company.

Funding Obligation to FWP IP in Accordance with the License Agreement

In accordance with the License Agreement, we are obligated to pay 100,000 DKK ($15,000 based on the December 31, 2021 exchange rate) annually (the “Annual Funding”) to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain defined intellectual property in accordance with certain agreements. We are obligated to remit the Annual Funding to FWP IP through the last to expire, or invalidation of, the licensed patents underlying the defined intellectual property; however, our obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur. We estimate that our obligation to remit the Annual Funding could extend to the year ending December 31, 2029, unless discontinued earlier as defined in the License Agreement. See Note 1.1 in the accompanying consolidated financial statements for additional information.

Office Lease Obligations

For each of the years ended December 31, 2021 and 2020, we recognized rent expense of $95,000 and $92,000, respectively, in connection with our leased office space. As of December 31, 2021, the remaining obligation for leased office space totaled $51,000 which is payable during the year ending December 31, 2022. See Note 6.2 in the accompanying consolidated financial statements for additional information.

Capital Expenditures

Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2022 or thereafter.

Shareholder Distribution

On August 2, 2017, the Company’s shareholders approved a capital reduction of EUR 917.7 million, or $1.1 billion, which was effected in September 2017. Currently, there are no plans for future distributions of funds to our shareholders.

C. Research and Development and Patents

See “Item 4. Information on the Company—B. Business Overview” and “Item 5.A. Operating results.”

D. Trend Information

We do not have any commercialized products on the market. As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s purchase of the U.S. IP, we have permanently discontinued our development of DMF formulations, including FP187®. At this time, the Company’s only potential source of future revenue is contingent on a favorable outcome of the Opposition Proceeding. A successful outcome in the Opposition Proceeding is unlikely, but if it were to occur, and provided other conditions set forth in the License Agreement are met, the Company would be entitled to royalties based on Biogen’s net sales of Tecfidera® outside the United States, as defined by the License Agreement. Accordingly, should we be entitled to royalties based on Biogen’s net sales of Tecfidera® outside the United States, we expect trends in the biopharmaceutical market to have an impact on our business, particularly, trends that effect the market for, or price of, Tecfidera® sales outside the United States.

E. Critical Accounting Estimates

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

Name	Age	Position
Florian Schönharting	53	Chairman
Claus Bo Svendsen	45	Chief Executive Officer
Thomas Carbone	64	Vice President, Finance and Controller, FP USA
Torsten Goesch	62	Director
Grant Hellier Lawrence	60	Director
Jakob Mosegaard Larsen	49	Director
Duncan Moore	63	Director

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

Torsten Goesch, Director

Dr. Goesch has served on our board of directors since June 2006. He has also been the director of Rosetta Capital I, LP a secondary life sciences investor since 2002. In this function, Dr. Goesch is responsible for the management of several Rosetta Capital I, LP investments and has served as a member of the board of directors of many biopharmaceutical companies, including Enobia Ltd and Cytochroma Ltd. Dr. Goesch is also the founder and former Managing Director of TRG Invest, a Munich-based consulting business serving companies in the life science sector. Additionally, Dr. Goesch served as the General Manager for the German Speaking Countries at Biogen from 1997 to 1999, and before that was the Commercial Head of Merck KGaA’s worldwide generics drug business, Merck Generics. He practiced as a physician of internal medicine at the University Hospital Hamburg-Eppendorf from 1988 to 1990, focusing on nephrology, immunology and oncology. Dr. Goesch has a Master of Management from the J.L. Kellogg Graduate School of Management at Northwestern University, as well as an M.D. and Ph.D. from Heinrich Heine University Dusseldorf.

Grant Hellier Lawrence, Director

Mr. Lawrence has served on our board of directors since July 2015. Mr. Lawrence is currently CFO of AJ Vaccines, a position he has held since January 2021. Prior to this he spent 15 years with Thermo Fisher Scientific in a number a senior financial positions. He has more than 25 years of financial and information technology management experience within global life science manufacturing and commercial companies, where he has provided overall leadership and strategic direction with a proven record of driving sustained business and financial performance. Prior to joining Thermo Fisher Scientific, Mr. Lawrence worked for FMC and Pioneer Electronic Corporation. Mr. Lawrence graduated from the University of South Africa with a Bachelor of Commerce Degree in Accounting and Business Administration (1989) and a Diploma in Mechanical Engineering (1984).

Jakob Mosegaard Larsen, Director

Mr. Larsen has served on our board of directors since July 2015. Mr. Larsen is currently a partner at Copenhagen-based law firm Mazanti-Andersen Advokatpartnerselskab LLP. Prior to January 1, 2016, Mr. Larsen was a Partner at Copenhagen-based the law firm Nielsen Nørager Law Firm LLP. Mr. Larsen serves as a trusted advisor of Danish and international private equity and venture fund managers. He has several years of experience acting as a legal adviser of biotech and life science companies. Mr. Larsen is chairman of the Legal Committee of Active Owners Denmark (previously the Danish Venture Capital and Private Equity Association) and serves as Active Owners Denmark’s representative on Invest Europe’s Legal and Regulatory Committee. He graduated from Copenhagen University with a Master’s Degree in Law and holds an executive MBA from Copenhagen Business School. From 2005 to December 31, 2015 (or for those entities that were established after 2005, since their inception), Nielsen Nørager Law Firm LLP acted as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Subsequent to December 31, 2015, Mazanti-Andersen Advokatpartnerselskab LLP has become our Danish legal counsel and legal counsel to the Nordic Biotech funds, the advisory company and the general partners of those funds. As a former partner in Nielsen Nørager Law Firm LLP and now as a partner at Mazanti-Andersen Advokatpartnerselskab LLP, Mr. Larsen has been and remains extensively involved in the provision of these legal services. Since 2011, Mr. Larsen has also served as a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders. Mr. Larsen serves on our board of directors in his individual capacity and not as a representative of any of the law firms.

Duncan Moore, Director

Dr. Moore has served on our board of directors since May 2016. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm’s global healthcare equity research team. Whilst at the University of Cambridge, he co-founded a medical diagnostics company called Ultra Clone with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in setting up the BankInvest biotechnology funds and was on its scientific advisory board. Dr. Moore was educated in Edinburgh and went to the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies as Chairman of Lamellar Biomedical and Allarity Therapeutics A/S (previously Oncology Venture A/S). In addition, he has a board position at Cycle Pharma and Braidlock Limited. He is also the Chairman of the Scottish Life Sciences Association and serves on the Board of Governors of Merchiston Castle School in Edinburgh and the International School in Shenzhen in the Peoples Republic of China.

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

Under the shareholders’ agreement that certain of our shareholders entered into prior to our initial public offering, the shareholders party to such agreement have agreed that NB FP Investment K/S will have the right to nominate four directors, Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S will jointly have the right to nominate one director, and NB FP Investment II K/S shall have the right to nominate one director to the board.

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

Board Committees

Audit Committee

We have an audit committee, which consists of Mr. Grant Hellier Lawrence and Dr. Duncan Moore. Mr. Grant Hellier Lawrence has served on the audit committee since his election to the board of directors in July 2015, and Dr. Duncan Moore has served on the audit committee since his election to the board of directors in May 2016. Since there are no specific requirements under Danish law on the composition of our audit committee, we do not comply with Rule 5605(c) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. Mr. Grant Hellier Lawrence and Dr. Duncan Moore satisfy the director and audit committee “independence” requirements of each of the Nasdaq Marketplace Rules and Section 10A(m)(3)(B)(i) of the Exchange Act.

The board has adopted a written charter for the audit committee, a copy of which is available on our website at www.forward-pharma.com.

As set forth in the written charter, the principal duties and responsibilities of our audit committee are as follows:

●	making recommendations on the appointment and retention of our independent registered public accounting firm which will audit our consolidated financial statements, overseeing the independent registered accounting firm’s work and advising on the determination of the independent registered accounting firm’s compensation;
●	reviewing in advance all audit services and non-audit services to be provided to us by our independent registered accounting firm;
●	recommending procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	reviewing and discussing with management and our independent registered accounting firm the results of the annual audit;
●	conferring with management and our independent registered accounting firm about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices;
●	overseeing regulatory compliance and related matters; and
●	reviewing related party transaction matters.

We do not have a compensation committee or a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. Our home country practice differs from Rule 5605 of the Nasdaq Marketplace Rules regarding independent directors’ involvement in these areas, because there are no specific requirements under applicable Danish law on the establishment of compensation committees or nominations committees, and neither are there any requirements under applicable Danish law on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.

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

Exemptions from Certain Corporate Governance Requirements of Nasdaq

●	As a foreign private issuer, we are not required to have an audit committee comprised of at least three members. Our audit committee is comprised of two members.
●	As a foreign private issuer, we are not required to have a board the majority of which is comprised of independent directors.
●	As a foreign private issuer, we are not required to adopt a formal written charter or board resolution addressing the process for the nomination of directors. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process.
●	As a foreign private issuer, we are not required to hold regularly scheduled board meetings at which only independent directors are present.
●	As a foreign private issuer, no quorum requirement will apply to our meetings of shareholders.
●	As a foreign private issuer, we are not required to obtain shareholder approval for material revisions to our share-based incentive plans.
●	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify holders of our ordinary shares of meetings with at least two weeks’ but not more than four weeks’ notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us not less than six weeks’ advance notice to properly introduce any business at an annual meeting of shareholders.

Other than as noted above, we are in compliance with other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

B.          Compensation

Compensation of Executive Officers and Board

For the year ended December 31, 2021, the aggregate compensation paid to our executive officer and members of our board of directors (including share-based compensation) was $ 406,000. In this amount there was no repurchase of equity awards for financial reporting purposes. During the years ended December 31, 2020 and December 31, 2021, there were no equity awards granted to our executive officer or members of our board of directors.

None of our directors are employees of Forward Pharma A/S or its wholly-owned subsidiaries, FP USA and Operations, or FP GmbH and FA, and accordingly, we do not have any written agreements with them providing for benefits upon termination.

Mr. Larsen, a member of our board of directors, acts as our Danish legal counsel. See “—Director and Officer Awards Granted Under the Share Plan and Outside the Share Plan” and “Related Party Transactions—Legal Services Provided by Mazanti-Andersen Advokatpartnerselskab LLP.”

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

Effects of a Change in Control. Upon the occurrence of a change in control, the board of directors (or the committee, as applicable) may, in its discretion: (i) cancel any outstanding options in exchange for a cash payment of an amount (including zero) equal to the difference between the then fair market value of the option less the applicable option price; (ii) after having given the participant a chance to exercise any vested outstanding options, terminate any or all of the participant’s unexercised options; (iii) cause the surviving corporation to assume all outstanding options or replace all outstanding options with economically comparable awards; or (iv) take such other action as the board of directors (or the committee, as applicable) determines appropriate; provided that such action substantially preserves the economic value of such options determined as of immediately prior to such change in control.

Effects of Certain Corporate Transactions. In the event of a recapitalization, forward or reverse stock split, reorganization, dissolution, division, merger, consolidation, spin-off, combination, share exchange, or other corporate transaction or event that affects our ordinary shares, the board of directors (or the committee, as applicable) will adjust, recapitalize or modify (i) the number and kind of shares, including any ADRs and ADSs in respect of any such shares, which may thereafter be issued in connection with awards, (ii) the number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, issuable in respect of outstanding awards, (iii) the aggregate number and kind of ordinary shares, including any ADRs and ADSs in respect of any such shares, available under the Share Plan, and (iv) the exercise or grant price relating to any award. Notwithstanding the foregoing, no such adjustment will take place merely as a result of the issuance of awards pursuant to the Share Plan in the normal course (even if, to the extent permitted by the Share Plan, such awards have an exercise price less than fair market value of the underlying shares, or other shares, including, without limitation, any ADRs and ADSs in respect of any such shares, on the grant date). In the event of a change in our capital structure by reason of (i) a capital increase (including, without limitation, the issuance of additional ordinary shares or other shares in us, warrants to subscribe for our shares, or awards under the Share Plan), (ii) a capital decrease (including, without limitation, any repurchase of our shares or the cancellation or termination of warrants to subscribe for our shares or the cancellation or termination of awards under the Share Plan), (iii) our issuance of bonus or compensatory shares, (iv) our issuance of convertible debt instruments or (v) dividends, neither the purchase price or exercise price of awards under the Share Plan nor the number of shares which may be subscribed or purchased pursuant to the Awards under the Share Plan may be adjusted unless otherwise specifically provided for in an award agreement, in all cases, even if the transaction giving rise to such change in our capital structure takes place at a price below the fair market value of our shares at time of the transaction. However, most of our award agreements have specific provisions requiring the board of directors (or the committee, if applicable) to adjust the number of shares and exercise or grant price relating to those awards in the event of a dividend or the issuance of bonus shares to all of the Company’s shareholders on a pro rata basis which are intended to protect the participant from any dilution of the financial value of his or her ownership interest that may occur as a result of a change in the Company’s capital structure.

Clawback. Any award granted under the Share Plan, including an award of ordinary shares, will be subject to mandatory repayment by the participant to our company pursuant to the terms of any company “clawback” or recoupment policy that is directly applicable to the Share Plan and set forth in an award agreement or required by law to be applicable to the participant.

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

C.          Board Practices

See “Item 6. Directors, Senior Management and Employees—A. Executive Officers and Directors” and “—B. Compensation.”

D.          Employees

As of December 31, 2021, we had four employees of which three are in Europe and one is in the United States. One employee holds an M.D. and a Ph.D. degree. One of our employees is represented by a labor union while none of our employees are covered under a collective bargaining agreement. We consider our relations with our employees to be good.

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our directors and executive officers as of April 1, 2022.

		% of issued
Directors and Executive Officers	# of Shares	Shares(1)
Florian Schönharting(2)	51,647,900	52.0%
Torsten Goesch(3)	17,576,400	17.7%
Jakob M. Larsen(4)	50,000	*
Grant H. Lawrence(5)	50,000	*
Duncan Moore(6)	436,869	*
Claus Bo Svendsen(7)	1,189,519	1.2%
*	Represents less than 1%.
(1)	Ordinary shares which may be acquired upon exercise of options or warrants which are currently exercisable or which become exercisable within 60 days after April 1, 2022 (i.e., May 31, 2022) are deemed beneficially owned by the holders of such options or warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of April 1, 2022, we had 99,276,587 ordinary shares outstanding.
(2)	Consists of ordinary shares and ADSs held by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Through his ownership of Holdingselskabet af 1 januar 2016 ApS and Tech Growth Invest ApS, Mr. Schönharting controls 45% of the ownership interests in Nordic Biotech General Partner ApS (which is the general partner of both Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S). In addition, he is the sole member of the Investment Committee of NB FP Investment K/S and NB FP Investment II K/S, and therefore Mr. Schönharting may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S. Mr. Schönharting disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(3)	Consists of ordinary shares and ADSs held by Rosetta Capital I, LP. Mr. Goesch has full investment and voting power over all of the shares held by Rosetta Capital I, LP (an affiliate of BioScience Managers Limited), and so may be deemed to share beneficial ownership of the securities owned by the fund. The address for Rosetta Capital I, LP is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, U.S. Mr. Goesch disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(4)	Includes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service).
(5)	Includes options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service).
(6)	Includes 436,869 ordinary shares subscribed for on 16 February 2022 by exercise of options to purchase up to 265,662 shares at an exercise price of 0.01 DKK per share, options to purchase up to 50,000 shares at an exercise price of 0.01 DKK per share and 121,207 deferred shares that became exercisable on October 10, 2020. On March 11, 2022, 436,856 of the ordinary shares were deposited with The Bank of New York Mellon, which is acting as depositary bank in our ADS program.

(7)	Includes options to purchase 469,519 shares at an exercise price of 0.01 DKK per share that may be exercised during the period from November 30, 2020 to November 29, 2022 (absent a discontinuation of service), options to purchase 120,000 shares at an exercise price of $2.24 per share that may be exercised during the period from March 1, 2021 to February 28, 2023 (absent discontinuation of service) and options to purchase 600,000 shares at an exercise price of 0.01 DKK per share that may be exercised only during the period from June 20, 2020 to June 19, 2023 (absent a discontinuation of service). Excludes 40,000 deferred shares that will not become exercisable before May 31, 2022.

See “Item 6. Directors, Senior Management and Employees—B. Compensation” above for information with respect to the 2014 Omnibus Equity Incentive Compensation Plan and options held by our directors and executive officers.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares and ADSs by our major shareholders, which means shareholders that beneficially own 5% or more of our ordinary shares, as of April 1, 2022, April 1, 2021 and April 1, 2020, each being the most recent practicable date before reporting for the last three fiscal years based on information available to the Company.

	2020		2021		2022
		% of issued		% of issued		% of issued
Name	# of Shares	Shares*	# of Shares	Shares*	# of Shares	Shares*
Nordic Biotech K/S(1)	24,250,680	25.51%	24,250,680	25.13%	24,250,680	24.43%
Nordic Biotech Opportunity Fund K/S(1)	21,177,980	22.28%	21,177,980	21.95%	21,177,980	21.33%
NB FP Investment K/S(2)	5,014,720	5.27%	5,014,720	5.20%	5,014,720	5.05%
Rosetta Capital I, LP	17,576,400	18.49%	17,576,400	18.22%	17,576,400	17.70%
The Bank of New York Mellon(3)	22,968,570	24.16%	23,162,876	24.01%	99,276,452	100.00%
BVF Partners L.P. and its affiliates(4)	14,092,736	14.82%	10,194,786	10.57%	7,193,088	7.25%
Newtyn Management, LLC(5)	5,973,800	6.28%	—	—	—	—
*	Based on 99,276,587 ordinary shares outstanding as of April 1, 2022.
(1)	Nordic Biotech General Partners ApS is the general partner of Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S and has voting and dispositive power with respect to, and may be deemed to be the beneficial owner of, the ordinary shares and ADSs held by Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S. Florian Schönharting controls 45% of the ownership interests in Nordic Biotech General Partner ApS and therefore may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech General Partners ApS, including the ordinary shares and ADSs held by Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S.
(2)	Mr. Schönharting is the sole member of the Investment Committee of NB FP Investment K/S, and as such has voting and dispositive power with respect to, and may be deemed to be the beneficial owner of, the ordinary shares and ADSs held by NB FP Investment K/S.
(3)	The Bank of New York Mellon is acting as depositary bank in our ADS-program and is holding the shares in such capacity. Shares represented by ADSs that are beneficially owned by other major holders are also included in The Bank of New York Mellon’s reported ownership.
(4)	The 2021 information in the table and this note is derived from a Schedule 13G/A filed jointly by Biotechnology Value Fund, L.P. (“BVF”), BVF I GP LLC (“BVF GP”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF II GP LLC (“BVF2 GP”), Biotechnology Value Trading Fund OS LP (“Trading Fund OS”), BVF Partners OS Ltd. (“Partners OS”), BVF GP Holdings LLC (“BVF GPH”), BVF Partners L.P. (“Partners”), BVF Inc. and Mark N. Lampert (together with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH, Partners and BVF Inc. the “BVF Entities”) with the SEC on February 14, 2022. Based on information contained in the Schedule 13G/A, as of December 31, 2021 (i) BVF beneficially owned 3,543,432 shares, of which 3,228,624 are represented by 230,616 ADSs, BVF2 beneficially owned 2,518,491 shares, of which 2,355,038 are represented by 168,217 ADSs, and (iii) Trading Fund OS beneficially owned 372,106 shares, represented by 26,579 ADSs. BVF GP, as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 6,061,923 shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 7,193,088 shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the “Partners Managed Accounts”), including 759,059 shares, of which 104,720 are represented by 7,480 ADSs, held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. BVF GP disclaims beneficial ownership of the shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts. The ordinary shares underlying the ADSs are held by The Bank of New York Mellon as depositary and are also included within this table as shares held by The Bank of New York Mellon. The business address of each of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mark N. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of each of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	The 2021 information in the table and this note is derived from a Schedule 13G/A filed by Newtyn Management, LLC with the SEC on February 16, 2021. The business address of each of Newtyn Management, LLC is 60 East 42nd Street, Suite 960, New York, New York 10165.

As of April 1, 2022, there were a total of 26 holders of record of our ordinary shares, including the Bank of New York Mellon who is acting as depositary bank for our ADS program. Nine holders of record of our ordinary shares had addresses in the United States. As of April 1, 2022, there were a total of seven holders of record of our ADSs, three of which had addresses in the United States and four of which had addresses outside of the United States.

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

Leased Premises

We sublease our headquarters in Copenhagen, Denmark from the management company of two of our major shareholders, Nordic Biotech Advisors ApS. In 2021 and 2020, we paid 630,000 DKK ($100,000 based on the average exchange rate for the year) and 633,000 DKK ($97,000 based on the average exchange rate for the year), including VAT, respectively, for such premises.

Employment Agreements and Equity Grants

We have entered into employment agreements with our executive officers, and issued warrants, deferred shares and share options to our executive officers and members of our board of directors. See “Item 6. Directors, Senior Management and Employees” for more information.

Indemnification Agreements

We have entered into indemnification agreements with members of our board of directors and our officers.

Legal Services Provided by Mazanti-Andersen Advokatpartnerselskab LLP

Mazanti-Andersen Advokatpartnerselskab LLP acts as our Danish legal counsel and legal counsel to the Nordic Biotech funds that currently are our shareholders, and the advisory company and the general partners of those funds. Mr. Larsen, a member of our board of directors, is a partner at Mazanti-Andersen Advokatpartnerselskab LLP. Mazanti-Andersen Advokatpartnerselskab LLP charged us for services it rendered on an hourly basis and expenses incurred. For the years ended December 31, 2021 and 2020, we incurred legal expenses for services rendered by Mazanti-Andersen Advokatpartnerselskab LLP of 2,828,000 DKK (approximately $ 450,000 based on the average exchange rate for the year) and 1,784,000 DKK (approximately $273,000 based on the average exchange rate for the year), excluding VAT, respectfully. Mr. Larsen is also a member of the board of directors of the advisory company of two of the Nordic Biotech funds that currently are our shareholders.

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

Aditech Agreements

In 2010, we entered into a Transfer Agreement with Aditech, and in January 2017, we entered into the Addendum to this agreement. See “Item 4. Information on the Company—Business Overview—Material Agreements” for more information.

IPR Agreement.

The IPR Agreement requires Operations, our wholly-owned subsidiary, to pay an annual fee to FWP IP, which was a wholly-owned subsidiary of Operations until November 22, 2017, of 100,000 DKK ($15,000 based on the December 31, 2021 exchange rate), excluding VAT, as consideration for FWP IP agreeing to hold, prosecute and maintain the transferred intellectual property. Operations is obligated to remit the annual fee through the last to expire, or invalidation of, the licensed patents underlying the transferred intellectual property; however, Operations’ obligation to remit the annual fee would be discontinued early if certain events occur as defined in the License Agreement.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

B.          Significant Changes

No matters to report.

ITEM 9. THE OFFER AND LISTING

A.          Offering and Listing Details

See “Item 9. C. Markets” for information regarding our ADSs.

B.          Plan of Distribution

Not applicable.

C.          Markets

ADSs representing our ordinary shares are listed on The Nasdaq Capital Market under the symbol “FWP.” Effective as of December 6, 2019, the Company changed the ADS ratio from one ADS per two ordinary shares to one ADS per fourteen ordinary shares.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

Since October 14, 2014, our Articles of Association were amended as follows:

●	on November 14, 2014, the Company’s nominal share capital was increased from 4,581,376 DKK to 4,651,374 DKK;
●	on March 24, 2015, to add the terms applicable to warrants previously granted to certain of our directors and employees;
●	on April 13, 2015, to increase the share capital in connection with the issuance of 142,150 shares to Joel Sendek;
●	on April 20, 2015, to extend the exercise period for warrants that allow for the subscription of 333,720 shares and to increase the board of directors’ authorization to issue warrants to employees and consultants by 1.7 million warrants and underlying shares;
●	on June 23, 2015, to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company, issue of shares to two warrant holders that had exercised their warrants and amendments due to lapse of certain warrants;
●	on November 24, 2015, to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company;

●	on May 6, 2016, to increase the allowable maximum number of board members, to increase and amend the board of directors’ authorization to issue warrants and to reduce the board of directors’ authorization to increase the company’s share capital;
●	on June 1, 2016, to implement the terms applicable to warrants granted to a number of persons engaged or employed with the Company or a subsidiary of the Company, to issue shares to a warrant holder that had exercised its warrants and amendments due to lapse of certain warrants;
●	on July 29, 2016, to increase the share capital in connection with the issuance of 142,155 shares to Joel Sendek;
●	on August 30, 2016, to implement the terms applicable to warrants granted to a person employed with the Company;
●	on March 29, 2017, to implement the terms applicable to warrants granted to Claus Bo Svendsen and to issue shares to a warrant holder that had exercised its warrants;
●	on May 3, 2017, to reflect that the Company’s statutory Danish annual report is prepared and presented in English;
●	on August 2, 2017, to make a share split in the ratio 1/10 (the Share Split);
●	on September 1, 2017, to decrease the share capital at a premium rate and pay the proceeds to the shareholders at a rate of EUR 19.45 per share of nominally 0.10 DKK (corresponding to EUR 2.43125 per share of nominally 0.01 DKK that was annulled);
●	on November 21, 2017, to adopt principles for the adjustment of certain award terms and compensation of certain award holders due to the changes in the Company’s capital structure etc. resolved on the Company’s extraordinary general meeting on August 2, 2017;
●	on November 28, 2017, to implement the terms applicable to warrants granted to employees, board members and a consultant of the Company;
●	on April 4, 2018, to implement the terms applicable to warrants granted to Claus Bo Svendsen;
●	on June 12, 2018, to issue shares to two warrant holders that had exercised their warrants, including Jan van de Winkel, a former director of the Company;
●	on September 18, 2018, to implement the terms applicable to warrants granted to an employee of the Company and to issue shares to a warrant holder that had exercised its warrants;
●	on May 8, 2019, to extend until May 1, 2024 the authorizations of the board of directors pursuant to articles 3.2, 3.4, 3.6 and 4.2 in our Articles of Association to (a) issue warrants and corresponding shares to employees, members of the executive management, members of the board of directors and consultants, (b) issue shares to employees, members of the executive management, members of the board of directors and consultants, (c) issue shares without pre-emption rights of the existing shareholders, and (d) have the Company acquire its own shares;
●	on November 26, 2019, to implement the terms applicable to warrants granted to two employees of the Company, including Claus Bo Svendsen;
●	on April 24, 2020, to implement the terms applicable to warrants granted to Claus Bo Svendsen;
●	on May 7, 2020, to issue shares to five warrant holders that had exercised their warrants, including Joel Sendek, the former CFO of the Company, and to one holder of deferred shares;
●	on April 13, 2021, to issue shares to five warrant holders that had exercised their warrants, including Peder Møller Andersen, the former CEO of the Company; and

●	on February 16, 2022, to issue shares to certain warrant holders and deferred shareholders that had exercised their warrants and deferred shares, respectively.

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

C.          Material Contracts

Except for the agreements and contracts described below and elsewhere in this Annual Report, including under the sections “Item 4. Information on the Company—B. Business Overview—Material Agreements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

September 2014 Shareholders’ Agreement

In connection with the consummation of our initial public offering, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S, which were holders of approximately 55% of our ordinary shares outstanding after consummation of our initial public offering, entered into a new shareholders’ agreement dated September 8, 2014.

The key terms of the shareholders’ agreement are as follows:

●	Appointment of the Board: Providing NB FP Investment K/S with the right to nominate four directors (including the chairman), Nordic Biotech Opportunity Fund K/S and Nordic Biotech K/S, collectively with the right to nominate one director, and NB FP Investment II K/S with the right to nominate one director;
●	Veto rights of NB FP Investment K/S: Prohibiting the other parties to the shareholders’ agreement from voting in favor of certain key decisions without the approval of NB FP Investment K/S;
●	No dividends: Providing that dividends are not expected to be paid prior to an exit event as set forth in the shareholders’ agreement;
●	Drag-along rights: Providing NB FP Investment K/S with drag-along and exit rights in certain situations; and
●	Capital increases: Providing NB FP Investment K/S with the right to cause the other parties to approve an increase in share capital in certain situations.

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

Taxation in Denmark

This summary is for informational purposes only and does not purport to constitute tax or legal advice. The information is summarized based on the tax laws of Denmark in effect and applied as at the date hereof and is subject to change as a result of changes in Danish legislation, including legislation that could have a retroactive effect, or new legislation. It is specifically noted that the description does not address all possible tax consequences of an investment in our ADSs. Therefore, this summary may not be relevant, for example, to investors subject to the Danish Act on Pension Investment Return Taxation (i.e. pension savings) and professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and individuals and companies carrying on business of purchasing and selling shares to whom special tax rules apply. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct owners are the beneficial owners of the ADSs and any dividends thereon. Sales are assumed to be sales to a third party.

Current and prospective investors in our ADSs should consult their tax advisors regarding the applicable tax consequences of acquiring, holding and disposing of our ADSs based on their circumstances. Current and prospective investors who may be affected by the tax laws of other jurisdictions should also consult their tax advisors with respect to the tax consequences applicable to their particular circumstances as such consequences may differ significantly from those described herein.

The following summary is based on the Danish tax law as applied and interpreted by Danish tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this paragraph, “Danish Taxes” means taxes of whatever nature levied by or on behalf of Denmark or any of its subdivisions or taxing authorities.

Taxation of Shareholders Resident in Denmark

It is currently not clear under the Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that a holder of our ADSs should be treated as holding unlisted shares in the Company, as the Company’s ordinary shares are not admitted to trading on a regulated market. However, the tax position and treatment of ADSs under Danish law are still uncertain. In the event that the holders of ADSs are not treated as holding unlisted shares in the Company, it is likely that they will be treated as either holding listed shares or financial instruments for tax purposes, which will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.

Purchase of ADSs

The purchase of ADSs has no tax effect.

Sale of ADSs—Individuals

Gains on the sale of shares are taxed at a rate of 27% on the first 56,500 DKK in 2021 (for cohabiting spouses a total of 113,000 DKK), and at a rate of 42% on share income over 56,500 DKK (for cohabiting spouses a total of 113,000 DKK). In 2022, the sale of shares will be taxed as share income at a rate of 27% on the first 57,200 DKK (for cohabiting spouses a total of 113,000 DKK), and at a rate of 42% on share income over DKK 57,200 (for cohabiting spouses a total of 114,400 DKK). All amounts are subject to annual adjustments and include all share income derived by the individual or cohabiting spouses, respectively.

Gains and losses on the sale of shares are made up as the difference between the purchase price and the sales price. The purchase price is based on the average purchase price for the shares in that particular company. Losses on non-listed shares may be offset against other share income derived by the individual and must be offset against cohabiting spouses’ share income before the share income becomes negative. In case the share income becomes negative, a negative tax on the share income will be calculated and offset against the individual’s other final taxes. Unused negative tax on share income will be offset against a cohabiting spouse’s final taxes. If the negative tax on share income cannot be offset against a cohabiting spouse’s final taxes, the negative tax can be carried forward indefinitely and offset against future year’s taxes.

Sale of ADSs—Companies

A distinction is made between “Subsidiary Shares,” “Group Shares,” “Tax-exempt Portfolio Shares” and “Taxable Portfolio Shares” with respect to taxation of capital gains derived from the sale of the ADSs.

●	“Subsidiary Shares” are generally defined as shares held by a shareholder with a direct holding of 10% or more of the share capital of a company.
●	“Group Shares” are generally defined as shares held in a company in which the shareholder of the company and the company are subject to Danish joint taxation or meet the criteria for international taxation under Danish law, usually implying that they control, directly or indirectly, more than 50% of the votes.
●	“Tax-exempt Portfolio Shares” are shares of unlisted companies not falling within the definitions of “Subsidiary Shares” or “Group Shares” (for example, if the shareholder holds less than 10% and the Shares are not Group Shares), provided that the shares are not owned by a life insurance company.
●	“Taxable Portfolio Shares” are shares that do not qualify as Subsidiary Shares, Group Shares or Tax-exempt Portfolio Shares.

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

Dividends—Individuals

Dividends paid to private individuals who are tax residents of Denmark are taxed as share income at the applicable rates. It must be noted that all share income must be included when calculating whether the amounts mentioned above in “Sale of ADSs—Individuals” are exceeded.

Dividends paid to individuals are generally subject to withholding tax, which is the responsibility of the company, at a rate of 27%.

Dividends—Companies

The distinction described above among “Subsidiary Shares,” “Group Shares,” “Tax-exempt Portfolio Shares” and “Taxable Portfolio Shares” as set forth in “Sale of Offer ADSs—Companies” above, is also made with respect to taxation of dividends on shares.

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

With respect to dividends distributed to a foreign company as the beneficial owner, no tax is withheld on dividends derived from Subsidiary Shares or Group Shares as defined in “Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies” above. In respect of subsidiary shares, the 0% withholding tax rate on dividends is conditional upon that tax must be eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is tax resident. With respect to Group Shares, it is a requirement that the company receiving the dividends is a resident of an EU or EEA country and that withholding taxes on dividends would have been eliminated or reduced according to Council Directive 2011/96/EEC (EU Parent Subsidiary Directive) or a double tax treaty with the jurisdiction in which the dividend receiving company is resident, if Group Shares had been Subsidiary Shares.

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

If a foreign corporate shareholder is a tax resident within the EU/EEA or in a country that has a double tax treaty with Denmark, and the shares held by the company are allocated to a Danish permanent establishment, then the dividends should be tax-exempt if the shares held fall within the definition of Group Shares and Subsidiary Shares as defined in “Taxation of Shareholders Resident in Denmark—Sale of ADSs—Companies” above. If a foreign shareholder is not a tax resident within the EU/EEA or in a country that has a double tax treaty with Denmark, or if the dividends are derived from Taxable Portfolio Shares and Tax-exempt Portfolio Shares, the 22% rate applies. However, only 70% of any dividends from Tax-exempt Portfolio Shares are taxable, resulting in an effective tax rate of 15.4%.

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

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire or dispose of securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	insurance companies;
●	banks or certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	governmental organizations;
●	persons holding the ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;
●	regulated investment companies;
●	real estate investment trusts, grantor trusts or other trusts;
●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. Dollar;
●	brokers or dealer in securities or currencies;
●	individuals who are former U.S. citizens or former long-term residents;
●	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs” and other tax-deferred accounts;
●	partnerships, S corporations or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons holding ADSs through any such entities;
●	persons liable for alternative minimum tax;
●	persons that own or are deemed to own either 10% or more of our voting shares or 10% of the value of our shares; and

●	persons holding the ADSs in connection with a trade or business conducted outside the United States.

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

A “U.S. Holder,” for purposes of the U.S. federal income tax discussion below, is a beneficial owner of the ADSs as capital assets within the meaning of Section 1221 of the Code, who is eligible for the benefits of the Treaty and is:

(1)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(3)	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
(4)	a trust, if (A) a U.S. court is able to exercise its primary supervision over the trust’s administration and one or more U.S. persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under all applicable U.S. Treasury Regulations to treat the trust as a U.S. person (as such term is defined under the Code).

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Under certain situations, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gains. The amount of a dividend will include any amounts withheld by us in respect of Danish income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date the U.S. Holder receives the dividend. The amount of any dividend income paid in Euros will be the U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. Dollars. If the dividend is converted into U.S. Dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. Dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances or how long the ADSs have been held, Danish income taxes withheld from dividends on the ADSs (or ordinary shares underlying the ADSs) at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Sale or Other Taxable Disposition of the ADSs

Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of the ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. Dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Because (i) we currently own a substantial amount of passive assets, including cash, and (ii) the values of our assets, including our intangible assets, that generate non-passive income for PFIC purposes, is uncertain and may vary substantially over time, it is uncertain whether we will be a PFIC in any year. We believe, however, that we were a PFIC for each of the seven years preceding December 31, 2020, and may be classified as a PFIC in future years. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we ceased to meet the threshold requirements for PFIC status and that U.S. Holder made a qualifying “deemed sale” election with respect to the ADSs. If such election is made, the U.S. Holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

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

Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose.

Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

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

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding distributions and gain described above. U.S. Holders should be aware, however, that we are not required to satisfy the record- keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections.

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

Net Investment Income Tax

In general, a U.S. Holder that is an individual, an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s filing status). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisers regarding the applicability of the net investment income tax to your income and gains in respect of your investment in the ADSs.

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

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) generally must file an IRS Form 8621 with such holder’s federal income tax return for that year. Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including shares of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for shares held through a U.S. financial institution).

U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A CURRENT OR PROSPECTIVE INVESTOR. EACH CURRENT OR PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

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

Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	● Any cash distribution to the holder
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to the holder
$0.05 (or less) per ADS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. Dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and other procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified and in accordance with the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive and financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based on the evaluation of our disclosure controls and procedures as of December 31, 2021, our principal executive and financial officer concluded that our disclosure controls and procedures were effective as of such date to provide reasonable assurance that the information we are required to disclose in reports that we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Remediation Efforts on Previously Reported Material Weaknesses

The COSO evaluation of our internal control over financial reporting performed as of December 31, 2017 identified a material weakness due to the ineffective design of review controls in place related to the appropriate accounting treatment of complex, non-routine transactions and ineffective segregation of duties over the recording of non-routine transactions primarily as a result of limited resourcing (the “Material Weakness”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

During the years ended December 31, 2018, 2019 and 2020, management implemented actions to remedy the Material Weakness. The actions taken included engaging an outside advisor to assist management in improving our system of internal control, hiring an experienced financial professional and designing and implementing a multifaceted control to identify and address the accounting and financial reporting implications of complex non-routine transactions. The collective effect of the actions taken enabled management to oversee that complex non-recurring transactions were being appropriately evaluated, reviewed and approved while providing necessary segregation of duties.

While management took actions to remediate the Material Weakness in each of the years ended December 31, 2018, 2019 and 2020, no complex non-routine transactions occurred during the three-year period ended December 31, 2020 that would have allowed management to monitor and test whether such actions taken were sufficient to remediate the Material Weakness. As a result of the lack of objective evidence that the actions taken during the three-year period ended December 31, 2020 were sufficient to remediate the Material Weakness, management was unable to conclude that the Material Weakness had been remediated in any of the years ended December 31, 2018, 2019 or 2020.

As discussed in more detail in Note 1.2 in the consolidated financial statements included herein, on September 6, 2021, the TBA heard the Company’s appeal of the Opposition Division of the EPO’s decision to revoke the Company’s European patent EP 2801355 (the “September 2021 Hearing”). At the conclusion of the September 2021 Hearing, the TBA announced that it had dismissed the Company’s appeal of the previous decision of the Opposition Division of the EPO to revoke patent EP2801355. The TBA subsequently published the detailed reasons for their dismissal and the Company has since submitted a petition to the EBA of the EPO asking the EBA to review the TBA’s decision in an effort to overturn the unfavorable decision (the September 2021 Hearing together with the review and evaluation of the TBA’s published decision and the preparation and submission of the petition to the EBA are collectively referred to as the “Material Transaction”). After considering: (i) the importance of the outcome of the September 2021 Hearing to the Company’s consolidated financial statements; (ii) the magnitude and potential impact of the outcome of the Opposition Proceeding on the Company’s consolidated financial statements; (iii) the complexity and importance of comprehensive and transparent disclosure of the Material Transaction in the notes to the consolidated financial statements; and (iv) the nonrecurring nature of the September 2021 Hearing, management concluded that the financial reporting implications of the Material Transaction represent a complex non-routine transaction. Accordingly, the ramifications of the Material Transaction on the Company’s financial statements were evaluated, processed, reviewed and approved in accordance with the actions implemented to remediate the Material Weakness.

As a result of these remediation actions and based on management’s testing of the sufficiency of the actions to remediate the Material Weakness, management concluded that the Company remediated the Material Weakness as of December 31, 2021. While management has concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2021, there is no assurance that we will be able to maintain adequate disclosure controls and procedures and internal controls in the future.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm as the result of the Company meeting the definition of a non-accelerated filer and therefore such report is not required under applicable rules and regulations of the SEC.

Changes in Internal Control Over Financial Reporting

Other than the changes in connection with the remediation of the Material Weakness, there were no other changes in internal control over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Grant Hellier Lawrence is an audit committee financial expert, as that term is defined by the SEC, and is independent in accordance with Nasdaq rules.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, which applies to all of our board members and employees, including our principal executive and financial officer, Claus Bo Svendsen, and principal accounting officer, Thomas Carbone. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our auditors, EY Godkendt Revisionspartnerselskab, have performed the following services for the Company during the past two years:

	2021	2020

	(USD in thousands)
Audit	$379	$275
Audit related	—	—
Total	$379	$275

All services provided to the Company by EY Godkendt Revisionspartnerselskab are reviewed and approved by our audit committee in advance of commencement of services.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2021, no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Our ADSs are listed on The Nasdaq Capital Market. However, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country in lieu of certain provisions of the Nasdaq Listing Rules.

The material ways in which our corporate governance practices differ from those applicable to U.S. companies under the Nasdaq Listing Rules are:

●	We are not required to have an audit committee comprised of at least three members, and our audit committee is currently comprised of only two members.
●	A majority of the members of our board of directors are not required to be “independent directors” as defined in the Nasdaq Listing Rules, and a majority of the members of our board of directors are not “independent directors.”
●	We are not required to adopt a formal written charter or board resolution addressing the process for the nomination of directors. We do not have a nominations committee, nor have we adopted a board resolution addressing the nominations process.
●	We are not required to hold regularly scheduled board meetings at which only independent directors are present.
●	No quorum requirement applies to our meetings of shareholders.
●	We are not required to obtain shareholder approval for material revisions to our share-based incentive plans.
●	We are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Danish law. Consistent with Danish law and as provided in our Articles of Association, we will notify our holders of our ordinary shares of meetings with at least two weeks’ but not more than four weeks’ notice. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Articles of Association provide that shareholders must give us not less than six weeks’ advance notice to properly introduce any business at an annual meeting of shareholders.

Other than as noted above, we are in compliance with other Nasdaq Listing Rules applicable to U.S. domestic issuers.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

The Financial Statements filed as part of this Annual Report begin on page F-1.

ITEM 19.  EXHIBITS

Exhibit Index

Exhibit Number	Description
1.1(1)	English translation of Amended and Restated Articles of Association, dated February 16, 2022.
2.1(4)	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated October 14, 2014.
2.2(5)	Letter Agreement between the Registrant and The Bank of New York Mellon, as depositary, dated May 29, 2019.
2.3(4)	Form of American Depositary Receipt (included in Exhibit 2.2).
2.4(3)	Shareholders’ Agreement, dated September 8, 2014, between Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S.
2.5(5)	Description of Securities.
4.1(2)	Patent Transfer Agreement, dated May 4, 2010, between Forward Pharma A/S and Aditech Pharma AG.
4.2(8)	Addendum to Patent Transfer Agreement, dated January 17, 2017, between Forward Pharma A/S and Aditech Pharma AG.
4.3(2)	Form of Director and Officer Indemnification Agreement.
4.4(6)	Forward Pharma A/S 2014 Omnibus Equity Incentive Compensation Plan.
4.5(7)	Settlement and License Agreement, dated January 17, 2017, between Forward Pharma A/S, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.
4.6(10)	Call Option Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.
4.7(10)	Pledge Agreement, dated as of November 22, 2017, by and among Forward Pharma A/S, FWP HoldCo ApS and Biogen Swiss Manufacturing GmbH.
4.8(10)	Share Purchase Agreement, dated as of November 22, 2017, by and between Forward Pharma Operations ApS and FWP HoldCo ApS.
4.9(9)	Asset Contribution Agreement, dated as of June 30, 2017, by and between Forward Pharma A/S and Forward Pharma Operations ApS.

4.10(9)

IPR Services, Administration, Funding and Novation Agreement, dated as of June 30, 2017, by and among Forward Pharma A/S, Forward Pharma Operations ApS, FWP IP ApS, Biogen Swiss Manufacturing GmbH and Biogen International Holding Limited.

8.1	List of Subsidiaries.
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of EY Godkendt Revisionspartnerselskab, Independent Registered Public Accounting Firm.
EX-101.INS	XBRL Instance Document.
EX-101.SCH	XBRL Taxonomy Extension Schema Document.
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document.
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
(1)	Incorporated by references from the Registrant’s Current Report on Form 6-K filed with the SEC on February 22, 2022.
(2)	Incorporated by reference from the Registrant’s Registration Statement on Form F-1 (Registration No. 333-198013) filed with the SEC on August 11, 2014.
(3)	Incorporated by reference from the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (Registration No. 333-198013) filed with the SEC on September 12, 2014.
(4)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F filed with the SEC on March 25, 2015.
(5)	Incorporated by reference from the Annual Report on Form 20-F filed with the SEC on April 24, 2020.
(6)	Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (Registration No. 333-203312) filed with the SEC on April 9, 2015.
(7)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F filed with the SEC on April 18, 2017.
(8)	Incorporated by reference from the Registrant’s Current Report on Form 6-K filed with the SEC on January 17, 2017.
(9)	Incorporated by references from the Registrant’s Current Report on Form 6-K filed with the SEC on September 26, 2017.
(10)	Incorporated by references from the Registrant’s Current Report on Form 6-K filed with the SEC on November 22, 2017.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FORWARD PHARMA A/S

	By:	/s/ CLAUS BO SVENDSEN

		Name:	Claus Bo Svendsen
		Title:	Chief Executive Officer

Date: April 8, 2022

Forward Pharma A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Forward Pharma A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Forward Pharma A/S (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accounting for tax uncertainties in Germany
Description of the Matter

As discussed in Note 3.4 to the consolidated financial statements, the German tax authorities are conducting an income tax audit on the Company’s German corporate income tax returns covering multiple years through the year ended December 31, 2017 with primary focus on one intercompany transaction that occurred in 2017. The tax audit could result in the German tax authorities disagreeing with the tax filing positions taken by the Company, which could give rise to additional tax payments, including interest and penalties, that could be material. Management has determined that it is probable (i.e. more likely than not) that the Company will not be required to pay additional taxes upon the ultimate resolution of the German tax audit and no provision for tax uncertainties was recognized.

Auditing the Company's accounting for tax uncertainties was complex due to the fact that management’s assessment of the tax rules and regulations is inherently subjective. The tax rules and regulations in Germany are complex and therefore there is uncertainty whether management’s interpretation and application of these rules and regulations to determine tax filing positions in Germany will be accepted by the tax authorities.

How We Addressed the Matter in Our Audit

To audit the Company’s accounting for tax uncertainties as a result of the ongoing German tax audit, our procedures included, among others, evaluating management’s assessment of the outcome of the German tax audit based on developments during the year. For example, we assessed the most recent correspondence with the German tax authorities. We evaluated the tax opinions and memorandums provided by the Company’s third-party tax advisors. We involved tax professionals to assist in evaluating the accounting for the tax uncertainties and application of tax rules and regulations applied by management in their assessment. We assessed the adequacy of disclosures related to the German tax audit included in Note 3.4 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company's auditor since 2005.

Copenhagen, Denmark

April 8, 2022

Consolidated Statements of Financial Position

as of December 31, 2021 and 2020

		December 31,
	Notes	2021	2020
		USD ‘000	USD ‘000
Assets
Other non-current asset	6.2	3	3
Total non-current assets		3	3
Prepayments	4.1	492	337
Other receivables	4.2, 5.4	140	91
Income tax receivable	3.4	—	196
Cash and cash equivalents	5.2	70,770	79,087
Total current assets		71,402	79,711
Total assets		71,405	79,714

		December 31,
	Notes	2021	2020
		USD ‘000	USD ‘000
Equity and Liabilities
Share capital	5.1	157	154
Other components of equity:
Foreign currency translation reserve		87,356	93,315
Accumulated deficit		(16,716)	(14,825)
Equity attributable to shareholders of the Company		70,797	78,644
Total equity		70,797	78,644
Trade payables	5.4	70	476
Accrued liabilities	4.3	538	594
Total current liabilities		608	1,070
Total equity and liabilities		71,405	79,714

See accompanying notes to these consolidated financial statements

Consolidated Statements of Profit or Loss

for the years ended December 31, 2021, 2020 and 2019

amounts in thousands except per share amounts

		Year ended December 31,
	Notes	2021	2020	2019
		USD	USD	USD
Research and development costs	3.2, 3.3	(226)	(327)	(1,049)
General and administrative costs	3.2, 3.3, 6.1	(3,648)	(3,059)	(4,234)
Operating loss		(3,874)	(3,386)	(5,283)
Exchange rate gain (loss), net		2,170	(2,970)	759
Other finance (expense) income, net	5.3	(188)	(93)	303
Net loss for the year		(1,892)	(6,449)	(4,221)
Net loss for the year attributable to:
Equity holders of the Company		(1,892)	(6,449)	(4,221)
Per share amounts:
Net loss per share basic and diluted	3.5	(0.02)	(0.07)	(0.04)

See accompanying notes to these consolidated financial statements

Consolidated Statements of Other Comprehensive Income (Loss)

for the years ended December 31, 2021, 2020 and 2019

		Year ended December 31,
	Notes	2021	2020	2019
		USD ‘000	USD ‘000	USD ‘000
Net loss for the year		(1,892)	(6,449)	(4,221)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve	2.1	(5,959)	7,466	(1,899)
Total other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(5,959)	7,466	(1,899)
Total comprehensive (loss) income		(7,851)	1,017	(6,120)
Attributable to:
Equity holders of the Company		(7,851)	1,017	(6,120)

See accompanying notes to these consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2019, 2020 and 2021

			Foreign
			currency
		Share	translation	Accumulated	Total
	Notes	capital	reserve	deficit	equity
		USD ‘000	USD ‘000	USD ‘000	USD ‘000
At January 1, 2019		152	87,748	(5,686)	82,214
Net loss for the year		—	—	(4,221)	(4,221)
Other comprehensive loss		—	(1,899)	—	(1,899)
Total comprehensive loss		—	(1,899)	(4,221)	(6,120)
Repurchase of equity awards	3.3	—	—	(670)	(670)
Share-based payment costs	3.3	—	—	2,145	2,145
Transactions with owners		—	—	1,475	1,475
At December 31, 2019		152	85,849	(8,432)	77,569

At January 1, 2020		152	85,849	(8,432)	77,569
Net loss for the year		—	—	(6,449)	(6,449)
Other comprehensive income		—	7,466	—	7,466
Total comprehensive income		—	7,466	(6,449)	1,017
Exercise of equity awards	5.1	2	—	—	2
Repurchase of equity awards	3.3	—	—	(278)	(278)
Share-based payment costs	3.3	—	—	334	334
Transactions with owners		2	—	56	58
At December 31, 2020		154	93,315	(14,825)	78,644

At January 1, 2021		154	93,315	(14,825)	78,644
Net loss for the year		—	—	(1,892)	(1,892)
Other comprehensive loss		—	(5,959)	—	(5,959)
Total comprehensive loss		—	(5,959)	(1,892)	(7,851)
Exercise of equity awards	5.1	3	—	—	3
Share‑based payment costs	3.3	—	—	1	1
Transactions with owners		3	—	1	4
At December 31, 2021		157	87,356	(16,716)	70,797

See accompanying notes to these consolidated financial statements

Consolidated Statements of Cash Flows

for the years ended December 31, 2021, 2020 and 2019

		Year ended December 31,
	Notes	2021	2020	2019
		USD ‘000	USD ‘000	USD ‘000
Operating activities:
Loss before tax		(1,892)	(6,449)	(4,221)
Adjustments to reconcile loss before tax to net cash flows used in operating activities:
Share-based payment costs	3.3	1	334	2,145
Depreciation expense and other		—	—	1
Cash inflow for taxes		190	—	—
Cash outflow for taxes		—	—	(67)
(Increase) decrease in other receivables and prepayments		(244)	(7)	200
(Decrease) increase in trade payables and accrued liabilities		(414)	409	(289)
Net cash flows used in operating activities		(2,359)	(5,713)	(2,231)
Investing activities:
Change in non-current asset	6.2	—	(1)	—
Net cash flows used in investing activities		—	(1)	—
Financing activities:
Shares issued for cash	3.3, 5.1	3	2	—
Repurchase of equity awards	3.3	—	(285)	(799)
Net cash flows provided by (used in) financing activities		3	(283)	(799)
Net decrease in cash and cash equivalents		(2,356)	(5,997)	(3,030)
Net foreign exchange differences		(5,961)	7,486	(1,914)
Cash and cash equivalents at January 1		79,087	77,598	82,542
Cash and cash equivalents at December 31		70,770	79,087	77,598

See accompanying notes to these consolidated financial statements

Notes to Consolidated Financial Statements

Section 1— Corporate information

1.1Organization

Forward Pharma A/S (the "Company") is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The consolidated financial statements include the Company's directly, and indirectly, owned German, United States and two Danish subsidiaries, identified as follows: Forward Pharma GmbH ("FP GmbH"), Forward Pharma USA, LLC (“FP USA”), Forward Pharma FA ApS (“FA”) and Forward Pharma Operations ApS ("Operations"), respectively (also see Restructuring below). The Company and its subsidiaries are collectively referred to as the "Group." The Company's board of directors authorized the issuance of the financial statements included herein on April 6, 2022.

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

The Foundation's three-member board includes one independent director and one director appointed by each of the Company and Biogen. The Company does not control, nor does it have exposure or rights to variable returns from the Foundation, HoldCo or FWP IP. In accordance with the License Agreement, Operations is obligated to pay 100,000 Danish Kroner (“DKK”) ($15,000 based on the December 31, 2021 exchange rate) annually (the "Annual Funding") to FWP IP in exchange for FWP IP agreeing to hold, prosecute and maintain the IP in accordance with certain agreements. The Group is only obligated to remit the Annual Funding through the last to expire, or invalidation of, the licensed patents underlying the IP; however, the Company's obligation to remit the Annual Funding would be discontinued earlier if certain events, as defined in the License Agreement, occur.

On August 2, 2017, the Company's shareholders approved a 10-for-1 share split (the "Share Split"). All share and per share information contained in the accompanying financial statements has been adjusted to reflect the Share Split. Subsequent to the Share Split, the nominal value of an ordinary share of the Company is 0.01 DKK.

On August 2, 2017, the Company's shareholders approved a capital reduction with a corresponding shareholder distribution of 917.7 million Euros (“EUR”) ($1.1 billion) (the "Capital Reduction"). The funds for the Capital Reduction were distributed to shareholders during September 2017. The Capital Reduction was executed through the annulment of 80% of the ordinary shares outstanding post Share Split. Currently, there are no plans to distribute funds to shareholders in the future.

1.2Intellectual Property Proceedings and the Settlement and License Agreement

On February 1, 2017, the License Agreement with Biogen and certain additional parties became effective. The License Agreement provided Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the IP, effective as of February 9, 2017. In accordance with the License Agreement, Biogen paid the Company a non-refundable fee of $1.25 billion ("Non-refundable Fee") in February 2017. The Non-refundable Fee was recognized as revenue upon Biogen obtaining the right to use the IP on February 9, 2017 as management concluded that all the Company’s performance obligations, as provided for in the License Agreement, were met at that time.

Background

On April 13, 2015, an administrative patent judge at the United States Patent Trial and Appeal Board ("PTAB") declared Patent Interference No. 106,023 (the "Interference Proceeding") between the Company's United States Patent Application No. 11/567,871 and United States Patent No. 8,399,514B2 held by a subsidiary of Biogen, Inc. The License Agreement did not resolve the Interference Proceeding between the Company and Biogen or the pending opposition proceeding against the Company's European patent EP2801355 (the "Opposition Proceeding"). The License Agreement allows for the PTAB and the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"), as applicable, and the Opposition Division, the Technical Board of Appeal (the “TBA”) and the Enlarged Board of Appeal of the European Patent Office (the "EPO"), as applicable, to make final determinations in the proceedings before them. As discussed further below, the final determinations in the proceedings would determine whether future royalties are due to the Company in accordance with the License Agreement. An unsuccessful outcome in the Interference Proceeding would result in the Company not being entitled to royalties based on Biogen’s future net sales in the United States, as defined in the License Agreement, and an unsuccessful outcome in the Opposition Proceeding would result in the Company not being entitled to royalties on Biogen’s future net sales outside the United States, as defined in the License Agreement.

Interference Proceeding

On March 31, 2017, the PTAB issued a decision in the Interference Proceeding in favor of Biogen. The PTAB ruled that the claims of the Company's United States Patent Application No. 11/567,871 are not patentable due to a lack of adequate written description. On May 30, 2017, the Company filed a notice of appeal with the Federal Circuit seeking to have the PTAB’s decision overturned and the Interference Proceeding reinstated. On October 24, 2018, the Federal Circuit affirmed the PTAB’s decision. On November 21, 2018, the Company filed a petition for rehearing of the Federal Circuit’s decision. The rehearing request was denied on January 2, 2019 and the Federal Circuit’s decision became final on January 9, 2019. The Federal Circuit’s final decision ended the Interference Proceeding in favor of Biogen. As a result of the unsuccessful outcome of the Interference Proceeding, the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States, as defined in the License Agreement.

On March 25, 2019, the Company received notice from Biogen of their exercise of the option to purchase the intellectual property in the United States associated with the Company (the “U.S. IP”) pursuant to the License Agreement. The Foundation and Biogen have consummated the assignment of the U.S. IP to Biogen upon the execution of assignment agreements and the payment of a nominal amount by Biogen to FWP IP, and Biogen has assumed ownership and responsibility for the assigned U.S. IP. In addition, the Company will not be able to develop or commercialize any therapy for the treatment of any human disease or condition using DMF, including FP187®.

As a result of entering into the License Agreement, combined with the unsuccessful outcome in the Interference Proceeding and Biogen’s exercise of its option to purchase the U.S. IP, the Company has permanently discontinued the development of DMF formulations, including FP187®. Therefore, sources of revenue derived from customers in the United States are not expected.

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

On January 29, 2018, the Opposition Division of the EPO concluded the oral proceeding concerning patent EP2801355 and issued an initial decision in the Opposition Proceeding. The Opposition Division revoked patent EP2801355 after considering third-party oppositions from several opponents. On March 22, 2018, the Opposition Division issued its written decision with detailed reasons for the decision, on May 7, 2018, the Company submitted its notice of appeal, and on August 1, 2018, the Company submitted the detailed grounds for the appeal. On July 8, 2019, the Company received notice from the EPO that the appeal would be heard by the TBA of the EPO on June 18, 2020 (the “2020 Hearing”).

The 2020 Hearing was postponed twice as the result of the coronavirus 2019 (“COVID-19”) pandemic and was finally heard by the TBA on September 6, 2021 (the “September 2021 Hearing”). At the conclusion of the September 2021 Hearing, the TBA announced that it had dismissed the Company’s appeal of the previous decision of the Opposition Division to revoke patent EP2801355 and that the detailed reasons for the dismissal would be published at a later date. The TBA made its decision after considering the Company’s appeal against the decision of the Opposition Division and third-party submissions from several opponents.

The TBA published the detailed reasons for their decision on November 18, 2021. Following the review and evaluation of the TBA’s published reasoning for their decision, the Company submitted a petition (“Petition”) to the Enlarged Board of Appeal (“EBA”) of the EPO asking the EBA to review the TBA’s decision in an effort to overturn the unfavorable outcome. The Petition asserts that a procedural error was made by the TBA that resulted in the erroneous decision to dismiss the Company’s appeal. While management believes there are compelling factors supporting why the TBA failed to comply with the required procedural aspects when reaching its decision in the September 2021 Hearing, the likelihood of the Petition being successful is low.

The Petition to the EBA was submitted on January 27, 2022 and management estimates that it will take between six and twelve months to receive a response whether the EBA will admit the Petition.

If the EBA rejects the Petition and declines to review the TBA’s decision

The EBA’s rejection of the Petition to review the TBA’s decision would end the Opposition Proceeding in favor of the opponents. The rejection of the Petition would also represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

If the EBA admits the Petition and elects to review the TBA’s decision

If the EBA admits the Petition, management expects the EBA to take up to two years to reach a conclusion as to whether the TBA complied with the required procedural aspects while conducting the September 2021 Hearing.

If after the EBA completes its review, it does not agree with management that the TBA failed to comply with certain procedural aspects while conducting the September 2021 Hearing, it would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

If after the EBA completes its review, it agrees with management that the TBA failed to comply with certain procedural aspects while conducting the September 2021 Hearing, the EBA may ask the TBA to hear the parties again and reach a new decision. If the TBA reverses its decision and now rules in favor of the Company, management expects the TBA will remand the case to the Opposition Division, in order for the Opposition Division to resolve the remaining elements of the original opposition. If the TBA remands the case to the Opposition Division, it is uncertain when the Opposition Division would resolve the remaining elements of the original opposition and there is a real risk that the Opposition Division rules against the Company after considering the remaining elements of the original opposition. The Group is not entitled to any royalty payments from the License Agreement until and unless all remaining elements of the original opposition are resolved in its favor. If the TBA does not reverse its decision, it would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Group from Biogen based on Biogen’s net sales outside the United States, as defined in the License Agreement.

As the result of the complexity of the Opposition Proceeding combined with numerous factors that can affect the outcome, many of which are outside the control of the Company, it is difficult to estimate when the Opposition Proceeding will conclude; however, achieving a favorable outcome in the Opposition Proceeding could take up to four years and possibly longer. Potential royalties due to the Group in accordance with the License Agreement are contingent on a successful outcome of the Opposition Proceeding, which is doubtful, and provided other conditions, as defined in the License Agreement, are met. Even if there is a favorable outcome in the Opposition Proceeding, if the other conditions, as defined in the License Agreement, are not met, future royalties will not be due to the Group. Therefore, after considering the uncertainty of a successful outcome in the Opposition Proceeding combined with the uncertainty of meeting the other conditions, as defined in the License agreement, management believes it is unlikely that future royalties will be due the Company in accordance with the License Agreement.

1.3Public listing of American Depositary Shares representing Ordinary Shares

In 2014, the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADSs”) representing ordinary shares of the Company in the United States and issued 11.2 million ADSs. Prior to the Share Split, each ADS represented one ordinary share. At the time of the Share Split and after the subsequent Capital Reduction, each ADS represented ten ordinary shares and two ordinary shares, respectively. In addition, on December 6, 2019, an ADS ratio change (“ADS Ratio Change”) was implemented that resulted in each ADS representing 14 ordinary shares (see Note 1.4).

As of December 31, 2021, there are 1.65 million ADSs outstanding representing 23.16 million ordinary shares. The change in the number of outstanding ADSs since the Company’s IPO is primarily the result of the ADS Ratio Change. The number of ADSs outstanding has no effect on the share or per-share information disclosed herein.

1.4Nasdaq’s Continued Listing Requirements

The Company’s ADSs are currently listed on the Nasdaq Stock Market (“Nasdaq”) Capital Market Exchange (“CME”). Nasdaq has continued listing requirements (“CLR”) that the Company must maintain to remain listed. During 2019, the Company was not in compliance with the CLR and implemented the ADS Ratio Change and transferred the listing from Nasdaq’s Global Select Exchange to the CME in order to regain compliance with CLR.

In the future, if the Company fails to maintain compliance with the CLR, the Company’s ADSs would likely be delisted from the CME and begin trading on the over-the-counter market (pink sheets).

The Company’s ADSs trade under the symbol “FWP” on the CME.

1.5Going Concern

The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months; however, if the Company fails to prevail in the Opposition Proceeding, including all appeals, as discussed in Note 1.2, future revenues are unlikely, the Group’s ability to continue as a going concern long-term would be uncertain.

Section 2—Basis of Preparation

2.1Accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in United States Dollars (“USD”), and all values are rounded to the nearest thousand (USD ‘000), except when otherwise indicated.

Basis of consolidation

The accompanying consolidated financial statements include the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended December 31, 2021, 2020 and 2019. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in consolidation.

FP USA and Operations are 100% owned subsidiaries of the Company while FP GmbH and FA are 100% owned subsidiaries of Operations. FP GmbH, FP USA, FA and Operations have been consolidated for all periods presented herein. The Company’s consolidation of each subsidiary will continue until the date the Company no longer controls the subsidiary. See Note 3.4 regarding the potential insolvency of FP GmbH and the financial statement ramifications if control of FP GmbH is lost.

In order to reduce costs, the liquidation of FP GmbH was initiated on January 29, 2020; however, the liquidation of FP GmbH cannot be completed until the conclusion of the ongoing income tax audit of FP GmbH’s tax filings that is being conducted by the German tax authorities. The liquidation of FP GmbH was initiated before the income tax audit in Germany concluded to accommodate a statutory waiting period in preparation for an abbreviated and efficient closure of FP GmbH’s operations immediately after the conclusion of the income tax audit in Germany. As of December 31, 2021, after eliminating intercompany balances, FP GmbH’s statement of financial position primarily consist of cash holdings of 200,000 EUR ($227,000 based on the December 31, 2021 exchange rate) and current liabilities of 23,000 EUR ($26,000 based on the December 31, 2021 exchange rate). FP GmbH has no contractual commitments, and the only contingencies of FP GmbH relate to the income tax audit in Germany and the potential insolvency that are discussed in more detail in Note 3.4.

Translation from functional currencies to presentation currency

The Group’s consolidated financial statements are presented in USD, which is not the functional currency of the Company. The Group’s financial statements are presented in USD as the result of the Company publicly listing the ADSs in the United States (see Notes 1.3 and 1.4). The Company, Operations and FA’s functional currency is the DKK, FP GmbH’s functional currency is the EUR and FP USA’s functional currency is the USD.

When translating to the presentation currency for entities with a functional currency different from the USD, their assets and liabilities are translated to USD using the closing rate as of the date of the statements of financial position while income and expense items for each statement presenting profit or loss and other comprehensive income are translated into USD at an average exchange rate for the period. Exchange differences arising from such translation are recognized directly in other comprehensive income (loss) and presented in a separate reserve in equity.

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

For each of the years ended December 31, 2021, 2020 and 2019, the amounts reflected as “Exchange rate gain (loss), net,” within the consolidated statement of profit or loss include the following:

	Year Ended December 31,
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Total foreign exchange rate gains	2,177	21	798
Total foreign exchange rate losses	(7)	(2,991)	(39)
Net foreign exchange rate gain (loss)	2,170	(2,970)	759

Revenue recognition

The Group recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).The only contract that the Group is party to that is within the scope of IFRS 15 is the License Agreement.

The License Agreement provides for Biogen to remit to the Company royalties (as defined in Note 1.2) only if the Company is successful in the Opposition Proceeding, including all appeals, and provided that other conditions of the License Agreement are satisfied. Should the Company be entitled to receive royalties from Biogen in the future, such amounts will be recognized as revenue in the period the underlying sales occur. As described above, the Federal Circuit’s final decision has ended the Interference Proceeding in favor of Biogen and as a result the Company will not receive royalties from Biogen based on Biogen's future net sales in the United States. If the Company is unsuccessful in the Opposition Proceeding and any appeals therefrom, or if the other conditions as defined in the License Agreement are not met, the Company would not be entitled to future royalties on Biogen's net sales outside the United States.

For all periods presented herein, no royalties were due to the Group in accordance with the License Agreement.

Share-based payments

Employees, board members and consultants (who provide services similar to employees) of the Group have received remuneration in the form of equity settled awards whereby services are rendered as consideration for equity awards (warrants, deferred shares or options). The fair value of these equity-settled awards is determined at the date of grant resulting in a fixed fair value at grant date that is not adjusted for future changes in the fair value of the equity awards that may occur over the service period. Fair value of warrants and options is determined using the Black-Scholes model while fair value of deferred shares is determined as the fair value of the underlying shares less the present value of expected dividends.

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

Leases

The Group adopted IFRS 16 Leasing (“IFRS 16”) effective January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. In connection with the adoption of IFRS 16, the Group made a policy election to not recognize a right-of-use asset and lease liability for short-term leases and leases for which the underlying asset is of low value. As the result of this policy election, combined with the Group’s leases being short-term, the accompanying consolidated statements of financial position do not reflect right-of-use assets or the corresponding lease liabilities in connection with the Group’s leases. Lease payments are recognized within operating expenses on a straight-line basis over the lease term.

Employee benefits

Employee benefits are primarily made up of salaries, share-based payments, Group-provided health insurance and Group contributions to a defined employee contribution retirement plan. The cost of these benefits is recognized as expenses as services are delivered. The Group’s contributions to the employee defined contribution retirement plan have not been material.

Operating Expenses in the Statement of Profit or Loss

Research and development costs

Research and development costs primarily comprise salary and related expenses, including share-based payment expense, license, patent and other intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices (for example the United States Patent and Trademark Office (“USPTO”), the EPO or other country-specific patent registry offices), manufacturing costs of pre-commercial product used in research, clinical costs, and depreciation of equipment, to the extent that such costs are related to the Group’s research and development activities. As discussed in Notes 1.1 and 1.2, the Group began winding-down development activities of FP187® in March 2017 and in early 2019, the Company announced that all development activities of DMF formulations, including FP187®, were being permanently discontinued. Accordingly, beginning in 2019, research and development costs primarily relate to intellectual property-related costs incurred in connection with patent claims and other intellectual property rights conducted at the patent registry offices as discussed herein.

If expenses incurred are associated with the Group’s intellectual property-related activities carried out in the courts to protect, defend and enforce granted patent rights against third parties (excluding activities and proceedings conducted within the USPTO, EPO or other country-specific patent registry offices) (“Court Expenses”) they are classified within general and administrative expenses. There were no Court Expenses incurred during the years ended December 31, 2021 and 2020. Court Expenses incurred during the year ended December 31, 2019 were immaterial.

General and administrative costs

General and administrative costs relate to the administration of the Group and comprise salaries and related expenses, including share-based payment expense, investor relations, legal and accounting fees, other costs associated with our public listing of ADSs in the United States and depreciation of equipment, to the extent such expenses are related to the Group’s administrative functions as well as Court Expenses.

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

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or “uncertainty” and establishes provisions where appropriate. IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 was adopted by the Group effective January 1, 2019. The adoption of IFRIC 23 had no effect on the Company’s consolidated financial statements.

Deferred income tax

Deferred tax is provided based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, unused tax credits and unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities of the same tax jurisdiction are offset if a legally enforceable right exists to set off.

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

Equipment

Equipment includes computers, office equipment and furniture. Equipment is reflected in the accompanying consolidated statements of financial position at cost net of accumulated depreciation. Depreciation expense has been calculated on a straight-line basis over the expected useful lives of the underlying assets. The residual values of equipment are not material. The useful life of and method of depreciation of equipment are reviewed by management at least annually or more often based on changes in facts or circumstances that may result and are adjusted prospectively as changes in accounting estimates.

As of December 31, 2021 and 2020, the Group held an insignificant amount of office equipment that had a net book value of zero. There was no depreciation expense in the years ended December 31, 2021 and 2020 and depreciation expense in the year ended December 31, 2019 was $1,000.

Financial Instruments

For all periods presented herein, the Group did not hold derivative financial instruments nor has there been a change in classification of a financial asset after initial recognition and measurements. Financial instruments are not acquired for trading or speculative purposes.

Initial recognition and measurement

The Group’s financial assets are recognized initially at fair value. For financial assets acquired that will not be measured at fair value through profit or loss, the initial measure of fair value will include transaction costs.

Subsequent measurement

Financial assets are classified as either financial assets measured at amortized cost, measured at fair value through profit or loss or measured at fair value through other comprehensive income. The classification will depend on the facts and circumstances at the measurement date and the technical requirements of IFRS 9 Financial Instruments (“IFRS 9”).

As of December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019, the only financial assets held by the Group were cash, cash equivalents and receivables. Cash and cash equivalents represent funds available on demand that are measured at amortized cost. Historically, the Group’s receivables are due within a short period of time and the Group holds its receivables to collect contractual cash flows: accordingly, the fair value of receivables are based on the undiscounted amount due.

Financial asset impairment

IFRS 9 requires the use of the expected credit loss model (the “Model”) to determine the amount of credit losses. Under the Model, the Group calculates the allowance for losses on a discounted basis based on different default scenarios probability weighted. For each of the years ended December 31, 2021, 2020 and 2019, credit losses incurred by the Group were insignificant.

Financial Liabilities

The Group’s financial liabilities for all periods presented herein include only trade payables. Trade payables relate to the Group’s purchase of products and services from various vendors in the normal course of business with payment terms generally not exceeding 30 days. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method in the event a vendor has provided extended payment terms to the Group. Historically none of the Group’s vendors have provided extended payment terms and therefore the effective interest method has not been used.

Consolidated statements of cash flow

The consolidated statements of cash flows are presented using the indirect method. The consolidated statements of cash flows present cash flows resulting from operating activities, investing activities and financing activities, and the Group’s cash and cash equivalents at the beginning and end of the year.

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

Cash includes amounts available on demand. Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Cash inflows for interest income for each of the years ended December 31, 2021, 2020 and 2019 were of $44,000, $103,000 and $317,000, respectively,

2.2Significant accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions (collectively, “Judgments”) that affect the reported amounts of income, expenses, assets and liabilities, as well as the accompanying disclosures. Management bases its Judgments on the facts and circumstances known at the time the consolidated financial statements are prepared. In the future, if facts and circumstances change and/or new information becomes available, it is possible that these Judgments will need to be revised resulting in adjustments to the carrying value of Group’s assets and liabilities. Any adjustment to the carrying value of the Group’s assets or liabilities will affect the Group’s operating results and such effect could be material.

For additional information regarding the Judgments that have the most significant impact on the consolidated financial statements of the Group, see the following:

Intellectual property proceedings	Note 1.2
Income taxes including accounting for uncertainties over income tax treatment and the potential insolvency of FP GmbH	Note 3.4

2.3New and amendments to accounting standards

Standards effective in 2021:

The IASB issued a number of amendments to standards that became effective in 2021 (the “2021 Amendments”). None of the 2021 Amendments had an impact on the Group’s financial statements.

Standards issued but not yet effective:

The IASB issued new standards, amendments to standards and interpretations that become effective on or after January 1, 2022 (collectively, the “New Standards”). None of the New Standards are currently expected to be relevant to or have a material effect on the Group’s consolidated financial statements.

Section 3—Results for the Year

3.1	Segment information

For management purposes, the Group is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any product candidate or geographical market and no segment information is currently disclosed in the Group’s internal reporting. Accordingly, it has been concluded that it is not relevant to include segment disclosures in the accompanying consolidated financial statements as the Group’s business activities are not organized into business units, products or geographical areas.

3.2	Staff costs

	Year ended December 31,
	2021	2020	2019

Compensation to all personnel of the Group, including key management	USD ‘000	USD ‘000	USD ‘000
Wages and salaries (a) (b)	858	852	825
Social taxes and benefits	31	39	46
Share-based payments (Note 3.3)	1	334	2,145
Total	890	1,225	3,016
Staff costs are included in the statement of profit or loss as follows:
Research and development costs	34	96	664
General and administrative costs	856	1,129	2,352
Total	890	1,225	3,016

Compensation to key management personnel of the Group (b)
Wages and salaries (c)	344	363	324
Share-based payments (Note 3.3)	1	259	1,266
Total compensation paid to key management personnel	345	622	1,590
(a)	As discussed in more detail in Note 3.3, certain amounts were paid to Group personnel that were deemed to be the repurchase of equity awards, accounted for as a reduction of shareholders’ equity and excluded from the amounts disclosed herein. For each of the years ended December 31, 2020 and 2019, such amounts paid to Group personnel amounted to $147,000 and $354,000, respectively. There were no deemed repurchases of equity awards during the year ended December 31, 2021.
(b)	Key management consists of the Company’s Chief Executive Officer.
(c)	As discussed in more detail in Note 3.3, during each of the years ended December 31, 2020 and 2019, certain amounts were paid to key management that were deemed to be the repurchase of equity awards, accounted for as a reduction of shareholders’ equity and excluded from the amounts disclosed herein. For the years ended December 31, 2020 and 2019, such amounts paid to key management amounted to $105,000 and $253,000, respectively. There were no deemed repurchases of equity awards during the year ended December 31, 2021.

See Note 6.1 for compensation paid to the members of the Company’s board of directors.

3.3	Share-based payment

The Group has entered into various share-based payment arrangements through the granting of equity awards in the form of warrants, options or deferred shares (collectively, “equity awards”) to employees, consultants (who provide services similar to employees), non-employee consultants and members of the board of directors. Equity awards have been granted under either the Company’s 2014 Omnibus Equity Incentive Compensation Plan (the “Equity Plan”) or outside the Equity Plan.

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

The terms of the Equity Plan provide for the board of directors, or a committee appointed by the board of directors, to grant equity awards to employees, consultants and directors of the Group. The Equity Plan currently provides for the granting of an aggregate of 9.4 million ordinary shares. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the board of directors. The Equity Plan contains antidilution provisions in the event of a stock split or certain other corporate transactions. As of December 31, 2021, 8.5 million shares were available for grant under the Equity Plan. In addition, at December 31, 2021, under Danish Corporate Law, the board of directors has available for the future grant 2.1 million warrants and 17 million deferred shares (inclusive of the shares available for future grant under the Equity Plan).

During each of the years ended December 31, 2021 and 2020, no equity awards were granted or modified.

During the year ended December 31, 2021, a total of 1.8 million warrants were exercised yielding proceeds to the Company of $3,000. The fair value of an ordinary share of the Company on the date of exercise was $0.49.

In May 2020, equity awards representing a total of 1.4 million ordinary shares, including 194,000 deferred shares, were exercised yielding proceeds to the Company of $2,000. The fair value of an ordinary share of the Company on the date of exercise was $0.47.

In April 2019, an option to purchase 7,200 ordinary shares (the “2019 Option”) was granted to one employee at an exercise price of $0.60 per share. The 2019 Option vests monthly over 36 months commencing on April 1, 2019.; however, the 2019 Option contains a provision whereby the holder cannot exercise prior to a defined date. Vesting and the exercise period are accelerated in the event there is a change in control, as defined in the award agreement. The terms of the 2019 Option include antidilution protection to the holder in the event there is a distribution to the shareholders as defined in the underlying award agreement. The 2019 Option expires on April 1, 2025. At the date of grant, the aggregate fair value of the 2019 Option was not material.

In June 2017, the Company granted options to purchase 1.7 million ordinary shares (the “June 2017 Options”), including an option to purchase 600,000 ordinary shares that was granted to the Company’s Chief Executive Officer and options to purchase an aggregate of 150,000 ordinary shares that were granted to members of the Company’s Board of Directors, that had an exercise price of $2.04. Vesting occurred monthly over 36 months commencing on June 1, 2017; however, each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and/or exercise periods are accelerated under certain defined situations, including a change in control. The terms of the June 2017 Options include antidilution protection to the holders in the event there is a distribution to the Company’s shareholders as defined in the underlying award agreements. As a result of the Capital Reduction and the antidilution protection, the exercise price of the June 2017 Options was decreased to the nominal value of an ordinary share and the holders were due a total cash payment of 1.9 million EUR ($2.2 million based on the December 31, 2017 exchange rate) (referred to as the “June 2017 Award Adjustment”). The cash payments due in accordance with the June 2017 Award Adjustment were payable to the holders, pro rata, over the vesting period that ended on May 31, 2020.

The table below summarizes the amount paid in EUR (and the USD equivalent) during each of the years ended December 31, 2020 and 2019 to the holders of the June 2017 Options as provided for by the June 2017 Award Adjustment. There were no payments due to the holders of the June 2017 Options during the year ended December 31, 2021.

	Year Ended December 31,
	2020	2019
	EUR ‘000	EUR ‘000
Total paid in EUR in accordance with June 2017 Award Adjustment	248	596
	USD ‘000	USD ‘000
USD equivalent converted at the prevailing conversion rate	278	670

The June 2017 Options became fully vested on May 31, 2020 and the Company remitted the full amount due to the holders of the June 2017 Options in accordance with the June 2017 Award Adjustment during the three-year period that ended on May 31, 2020. Since the terms of the June 2017 Option award agreements contain antidilution provisions, payments made to the holders as the result of such terms have been treated as a repurchase of equity awards and accounted for as a reduction to shareholders’ equity. The June 2017 Options expire six years from the date of grant. At the date of grant, the aggregate fair value of the June 2017 Options totaled $8.9 million.

In June 2017, the Company granted 180,000 deferred shares (the “June 2017 Deferred Shares”), including 90,000 deferred shares granted to the Company’s Chief Executive Officer. Subject to meeting defined employment provisions, 100,000 of the June 2017 Deferred Shares, including 50,000 held by the Company’s Chief Executive Officer, would have vested in the event there would have been a successful outcome of the Interference Proceeding, as defined in the award agreements. The balance of the June 2017 Deferred Shares vest in the event there is a successful outcome of the Opposition Proceeding as defined in the award agreements. The deferred shares that vest in the event there is a successful outcome to the Interference Proceeding expire five years from the date of grant, or earlier, in the event of an unsuccessful outcome in the Interference Proceeding, while the remaining deferred shares expire five years from date of grant, or earlier, in the event of an unsuccessful outcome of the Opposition Proceeding. At the date of grant, the aggregate fair value of the June 2017 Deferred Shares totaled $1.8 million. The fair value of the June 2017 Deferred Shares will be recognized as an expense within the statement of profit or loss only if such deferred shares vest. In addition, the award agreements underlying the June 2017 Deferred Shares contain provisions similar to the antidilution provisions included in the June 2017 Options. Accordingly, the antidilution provisions would have obligated the Company to remit an aggregate of 1.7 million EUR ($2.0 million based on the December 31, 2021 exchange rate) to the holders, payable upon vesting, if all the June 2017 Deferred Shares had vested. As a result of the unsuccessful outcome of the Interference Proceeding, as discussed in Note 1.2, 100,000 deferred shares expired on January 9, 2019 when the Federal Circuit’s decision became final. As of December 31, 2021, there are 80,000 June 2017 Deferred Shares outstanding. In the event that the 80,000 June 2017 Deferred Shares vest, the Company would recognize an expense of 5.4 million DKK ($830,000 based on the December 31, 2021 exchange rate). The potential antidilution payment due to the holders of the June 2017 Deferred Shares should the Company be successful in the Opposition Proceeding, as defined, totals 777,000 EUR ($881,000 based on the December 31, 2021 exchange rate).

During the year ended December 31, 2015, a total of 5 million stock options were granted to non-employee consultants of the Group (“Consultant Options”). 2.5 million Consultant Options had an exercise price of $2.83 and the balance had an exercise price of $14.13. The Consultant Options expired on May 15, 2020.The total expense recognized in connection with the Consultant Options during each of the years ended December 31, 2020 and 2019 was immaterial.

The table below summarizes the activity for each of the years ended December 31, 2021, 2020 and 2019 for equity awards in the form of options and warrants and the weighted average exercise price (“WAEP”):

	Share Options and Warrants
	Key	Employees	Non-
	Management	and	Employee	Total
	Personnel (a)	Consultants	Consultants	Awards	WAEP
	No. ‘000	No. ‘000	No. ‘000	No. ‘000
Outstanding at January 1, 2019	3,740	4,244	4,996	12,980	$3.77
Granted	—	7	—	7	$0.60
Expired	—	(89)	—	(89)	Nil
Outstanding at December 31, 2019	3,740	4,162	4,996	12,898	$3.80
Exercised	(379)	(840)	—	(1,219)	Nil
Expired or forfeited	—	(241)	(4,996)	(5,237)	$8.10
Outstanding at December 31, 2020	3,361	3,081	—	6,442	$1.02
Exercised	(846)	(931)	—	(1,777)	Nil
Expired	(850)	(804)	—	(1,654)	$3.78
Outstanding at December 31, 2021 (b)	1,665	1,346	—	3,011	$0.09
Exercisable at December 31, 2021	1,665	1,345	—	3,010

(a)	Includes current and former key management and current and former members of the board of directors.
(b)	See Note 6.3 regarding 687,000 options and warrants that were exercised subsequent to December 31, 2021.

The weighted average remaining contractual life of equity awards in the form of options and warrants outstanding as of December 31, 2021, 2020 and 2019 was 1.2 years, 1.2 years and 1.4 years, respectively.

The table below summarizes the range of exercise prices, after converting, where applicable, exercise prices that are stated in DKK to USD, for outstanding equity awards in the form of options and warrants as of December 31, 2021, 2020 and 2019.

	As of December 31,
Range of exercise prices (per share)	2021	2020	2019
	No. ‘000	No. ‘000	No. ‘000
$0.0015	2,884	4,910	6,318
$0.60 to $1.26	7	141	193
$2.24 to $2.83	120	120	2,618
$3.77	—	674	674
$4.51 to $6.92	—	597	597
$14.13	—	—	2,498
Total	3,011	6,442	12,898

The table below summarize the inputs to the model used to value equity awards as well as the average fair value per option awarded during the year ended December 31, 2019. The tables for each of the years ended December 31, 2021 and 2020 have been intentionally omitted as there were no equity awards valued during each of the respective years.

Year ended December 31, 2019
Dividend yield (%)	Zero
Expected volatility (%)	85
Risk-free interest rate (%)	2.3
Expected life of the equity award (years)	3
Share price	0.60 USD
Exercise price	0.60 USD
Model used	Black-Scholes
Basis for determination of share price	Quote on Nasdaq
Average fair value per option or warrant granted	0.33 USD

The table below summarizes the deferred share activity for each of the years ended December 31, 2020 and 2019:

	Deferred Shares
	Key	Employees
	Management	and	Total
	Personnel (a)	Consultants	Awards
	No. ‘000	No. ‘000	No. ‘000
Outstanding at January 1, 2019	406	294	700
Forfeited	(50)	(50)	(100)
Outstanding at December 31, 2019	356	244	600
Exercised	—	(194)	(194)
Outstanding at December 31, 2021 and 2020 (b) (c) (d)	356	50	406
Exercisable at December 31, 2021	316	10	326
(a)	Includes current and former key management and current and former members of the board of directors. Also see Note 6.1.
(b)	There were no deferred shares issued, exercised or forfeited during the year ended December 31, 2021
(c)	At December 31, 2021, each deferred share had an exercise price of 0.01 DKK or $0.0015 based on the December 31, 2021 exchange rate.
(d)	See Note 6.3 regarding 326,000 deferred shares that were exercised subsequent to December 31, 2021.

Share-based compensation expense included within operating results for each of the years ended December 31, 2021, 2020 and 2019 is as follows:

	Year Ended December 31,
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Research and development costs	—	63	625
General and administrative costs	1	271	1,520
Total	1	334	2,145

3.4Income tax

For each of the years ended December 31, 2021, 2020 and 2019, the Group has incurred losses and the Group’s ability to generate taxable profits in the future is highly uncertain; therefore, temporary differences that will be available to offset taxable profits do not meet the criteria for financial statement recognition and therefore the related deferred tax assets have not been recognized. Accordingly, the accompanying consolidated financial statements do not reflect a tax benefit in each of the years ended December 31, 2021, 2020 and 2019.

The income tax benefit (expense) recorded for the years ended December 31, 2021, 2020 and 2019 is reconciled as follows:

	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Loss before tax	(1,892)	(6,449)	(4,221)
Tax benefit at the Company’s statutory income tax rate (1)	416	1,419	929
Adjustments:
Non-deductible expenses for tax purposes	(62)	(6)	—
Effect of higher tax rate in Germany (2)	(7)	(6)	(6)
Unrecognized deferred tax assets	(347)	(1,407)	(923)
Amount reported in the statement of profit or loss	—	—	—
Effective tax rate	0.0%	0.0%	0.0%
(1)	The statutory Danish tax rate for each of the years presented is 22%.
(2)	The statutory German tax rate for each of the years presented is 31.9%.

For Danish and United States tax purposes, FP USA does not conduct a trade or business and is therefore deemed to be a disregarded entity (“Disregarded Entity”). Accordingly, FP USA is not subject to income taxes in the United States.

The income tax receivable at December 31, 2020 of $196,000 is related to the Company’s Danish tax return for the year ended December 31, 2017. Such amount was received during the year ended December 31, 2021.

Deferred Tax

The unrecognized deferred tax assets at December 31, 2021 and 2020 are as follows:

	2021	2020
	USD ‘000	USD ‘000
Tax effect of tax loss carry forwards	7,893	7,997
Share-based payments	300	480
Other	7	7
Unrecognized deferred tax assets	8,200	8,484

The Group has the following unrecognized deductible temporary differences as of December 31, 2021, 2020 and 2019:

	Denmark			Germany
	2021	2020	2019	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unused tax losses	16,357	15,091	6,768	13,449	14,646	13,409
Other temporary differences primarily share-based payments	1,396	2,215	2,896	—	—	—

The Danish and German tax loss carry forwards have no expiry date. For Danish tax purposes, the Company’s ability to use tax loss carry forwards in any one year is limited to 100% of the first 8.8 million DKK ($1.3 million based on the December 31, 2021 exchange rate) of taxable income plus 60% of taxable income above 8.8 million DKK. For German tax purposes, FP GmbH’s ability to use tax loss carry forwards in any one year is limited to 100% of the first 1.0 million EUR ($1.1 million based on the December 31, 2021 exchange rate) of taxable income plus 60% of taxable income above 1.0 million EUR. Other deductible temporary differences are not subject to any restrictions.

Joint Taxation Groups

The Company, Operations and FA are part of a Danish joint taxation group (“Tax Group”) with NB FP Investment General Partner ApS. The Company, Operations and FA are jointly and severally liable with NB FP Investment General Partner ApS for the Tax Group’s Danish tax liabilities.

Significant Judgments

The Group exercises judgments in evaluating the appropriateness of tax filing positions under applicable tax laws that may be complex and subjective. When exercising such judgments, Management consults with professional tax advisors when initially establishing tax filing positions and consults with professional tax advisors on a current basis in evaluating tax uncertainties as described further below.

The most significant judgement at December 31, 2021, is related to the income tax audit in Germany. As discussed in more detail below, management continues to believe that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional income taxes to the German tax authorities upon the conclusion of the tax dispute with the German tax authorities. Accordingly, the Group has not recognized a provision in the accompanying consolidated financial statements related to the ongoing income tax audit in Germany. Management notes that such determination is inherently subjective and, if it is incorrect, then FP GmbH may need to pay additional income taxes, interest and/or penalties that could have a material negative effect on FP GmbH and the Company's consolidated financial position, operating results and cash holdings.

Tax Uncertainties

The Group's Danish, German and United States tax returns are subject to periodic audit by the local tax authorities. Such audits could result in the tax authorities disagreeing with the tax filing positions taken by the Group, which would expose the Group to additional taxes being assessed, including interest and penalties that could be material. The Group exercises significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management’s interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by a Group company and the Group company is ultimately unsuccessful in defending such tax filing position, it would likely have a material adverse effect on the Group’s financial position, operating results and cash holdings.

Periodically, there are intercompany cross-border transactions between Group companies. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany cross-border transactions resulting in higher tax obligations in one or more tax jurisdictions. Management’s experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it would result in the Group experiencing a higher effective tax rate that could be material. Management consults with professional tax advisors when establishing tax filing positions in connection with intercompany cross-border transactions and believes that the tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. See also “Income Tax Audits in Denmark and Germany” below.

The Company has taken the position that since FP USA meets the definition of a Disregarded Entity, it is not subject to United States federal or state income tax. In reaching this conclusion, significant judgment was used in evaluating the nature of the operations in the United States, the interpretation of the United States and Danish tax laws, and the income tax treaty between the United States and Denmark. Management consulted with professional tax advisors when establishing this tax filing position and believes that the tax filing positions taken in the United States and Denmark regarding FP USA are correct; however, there is always a risk that the United States or Danish tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

During the year ended December 31, 2017, the Company made certain cash payments (the "Deduction") to equity award holders in accordance with amendments to the Company’s Article of Association that were approved by the Company’s shareholders and board of directors. The Company believes the Deduction, that totaled 36.2 million EUR ($43.4 million based on the December 31, 2017 exchange rate), represents, for tax reporting purposes, compensation for services rendered to the Company and is tax deductible for Danish tax purposes in the year ended December 31, 2017. Management consulted with professional tax advisors when establishing this tax filing position and believes that the tax filing position taken with regards to the Deduction is in accordance with tax regulations and that appropriate tax provisions have been made in the accompanying financial statements; however, there is always a risk that the Danish authorities could disagree with the tax filing position taken resulting in additional taxes, interest and penalty becoming due and such amount could be material. There were similar cash payments made to equity award holders during the years ended December 31, 2020, 2019 and 2018 that totaled 248,000 EUR ($278,000 based on the prevailing exchange rate on the date of the transaction), 596,000 EUR ($670,000 based on the prevailing exchange rates on the dates of the transactions) and 650,000 EUR ($761,000 based on the prevailing exchange rates on the dates of the transactions), respectively; however, the aggregate of such amounts are reflected herein as unrecognized deductible temporary differences and disclosed above as unused tax losses in Denmark.

As of December 31, 2021, the tax years that remain open for audit by the Danish, German, and United States tax authorities are as follows:

Years
Denmark	2016 through 2021
Germany	2013 through 2021
United States	2016 through 2021

Income Tax Audits in Denmark and Germany

The Danish and German tax authorities conducted a joint tax audit of the Group’s Danish and German income tax returns covering multiple years through the year ended December 31, 2017. The joint tax audit focused primarily on one intercompany transaction that occurred in 2017 between the Company and FP GmbH (the “Transaction”) to ensure the Transaction was conducted at fair value as determined in accordance with generally accepted arm’s length principles applicable to taxing cross-border transactions. The Danish and German tax authorities were unable to reach agreement as to whether the Transaction was conducted at fair value and terminated the joint income tax audit in the second quarter of 2021.

As discussed in more detail below, the income tax audit in Denmark concluded with no changes proposed to the Group’s Danish tax filings. The income tax audit in Germany is ongoing and the German tax authorities have indicated that they disagree with FP GmbH’s determination of the fair value of the Transaction and have proposed a material increase in FP GmbH’s 2017 taxable income.

Income Tax Audit in Germany

On May 21, 2021, the German tax authorities issued a preliminary audit assessment (the “Preliminary Assessment”) that proposed an increase to FP GmbH’s 2017 taxable income of 265.0 million EUR to 312.1 million EUR ($300.4 million and $353.7 million, respectively, based on the December 31, 2021 exchange rate). The Preliminary Assessment alleged that the Transaction was not conducted at fair value. The Company and FP GmbH disagree with the positions taken by the German tax authorities and intend to vigorously defend that the Transaction was conducted at fair value, as determined in accordance with generally accepted arms’ length principles, and no additional income taxes are due in Germany. FP GmbH, with assistance from the Group’s tax advisors, submitted a formal response to the Preliminary Assessment arguing that the Transaction was conducted at fair value and why the Preliminary Assessment is incorrect. Management expects the German tax authorities will issue a final assessment, with few or no changes to the Preliminary Assessment, and levy a tax assessment against FP GmbH that is expected to be material to FP GmbH and the Group. It is uncertain when FP GmbH will receive the final tax assessment. Assuming FP GmbH's taxable income is increased by 265.0 million EUR and offset by FP GmbH's available net tax loss carryforwards of approximately 12 million EUR ($13.4 million based on the December 31, 2021 exchange rate), using the German effective tax rate of 31.9%, and before any applicable interest and/or penalties, this would result in a tax levy of approximate 80.7 million EUR ($91.6 million based on the December 31, 2021 exchange rate).

An increase of FP GmbH’s 2017 taxable income in Germany as discussed above without a corresponding offset to the Group’s 2017 Danish tax filing, would result in double taxation. Relief from double taxation can be obtained through entering into a Mutual Agreement Procedure (“MAP”), comprising a government-to-government dispute resolution mechanism, and/or a successful outcome from litigation against the German tax authorities. If relief is sought through a MAP, double taxation will be eliminated; however, there is no assurance that a MAP and/or litigation would eliminate a net increase in the Group’s total income tax expense. A net increase in the Group’s income tax expense could have a material negative effect on the Group’s consolidated financial position, results of operations and cash holdings.

At the conclusion of a MAP and/or litigation, if the German tax authorities are successful in increasing FP GmbH’s taxable income and if FP GmbH is unable to pay the related tax levy, the German tax authorities could commence litigation against the Company in Denmark to collect the outstanding balance of the tax levy. If such were to occur, it would likely be time consuming to resolve, very costly to the Company to defend, and could have a material negative effect on the Group’s consolidated financial position, operating results and cash holdings.

Based on consultations with the Group’s Danish and German tax advisors and after considering the facts and circumstances underlying the Transaction, the Group’s supporting documentation for the Transaction, the arguments set forth in FP GmbH’s response to the Preliminary Assessment, and the fact that the income tax audit in Denmark concluded with no changes proposed, management continues to believe that it is probable (i.e., more likely than not) that FP GmbH will not be required to pay additional income taxes to the German tax authorities upon the conclusion of a MAP and/or litigation against the German tax authorities. Accordingly, the Group has not recognized a provision related to the ongoing income tax audit in Germany at December 31, 2021. Management notes that such determination is inherently subjective and, if it is incorrect, then FP GmbH may need to pay a tax levy that could have a material negative effect on FP GmbH and the Company’s consolidated financial position, operating results and cash holdings.

In the event of a negative outcome in the income tax audit in Germany and subject to the Group’s ability to get relief from double taxation, an increase in FP GmbH’s taxable income would be taxed at the German effective tax rate of 31.9% while reducing the taxable income in Denmark that was taxed at 22.0%. FP GmbH has available tax loss carryforwards that could be used to partially mitigate an increase in FP GmbH’s taxable income from a transfer pricing adjustment. Therefore, an increase in FP GmbH’s taxable income, that is not covered by FP GmbH’s tax loss carryforwards and not subject to minimum taxation rules in Germany, would result in a net increase in the Group’s income tax expense at a rate of approximately 10 percentage points. Assuming FP GmbH’s taxable income is increased by 265.0 million EUR, as set out in the Preliminary Assessment, and offset by FP GmbH’s available tax loss carryforwards of approximately 12 million EUR, subject to the Group’s ability to obtain relief from double taxation in Denmark of 58.3 million EUR ($66.1 million based on the December 31, 2021 exchange rate), it is estimated that the net increase in the Group’s income tax expense, will be approximately 22.4 million EUR ($25.5 million based on the December 31, 2021 exchange rate) before applicable interest and/or penalties.

FP GmbH does not have the liquidity to pay a tax levy associated with an increase in FP GmbH’s taxable income of 265.0 million EUR, nor does the Group, without obtaining relief from double taxation from the Danish tax authorities (see below section

“Application for Debtor-in-Possession Proceedings” for additional information regarding the potential insolvency of FP GmbH). The Group’s total cash and cash equivalents amount to $70.8 million at December 31, 2021.

The cost to pursue litigation in Germany and/or a MAP individually, or in combination with any potential taxes, interest, and penalties due at the ultimate resolution of the litigation and/or MAP, could have a material adverse effect on the Group’s financial position, operating results, and cash holdings.

The time period to ultimately settle the tax dispute with the German tax authorities, including the completion of a MAP and/or litigation against the German tax authorities, is currently unknown; however, management does not believe the dispute will conclude within the next twelve months and could be three years or longer.

Income Tax Audit in Denmark

On June 2, 2021, the Company received notice from the Danish tax authorities that they had accepted the Group’s 2017 Danish income tax filing and that the Danish income tax audit had concluded; however, the Danish tax authorities reserve the right to audit the Danish tax affairs of the Group at a future date. The Danish tax authorities determined that the Transaction could be considered to be at arm’s length terms and found no reason to change the pricing of the Transaction as reported in the Group’s Danish income tax filing.

Application for Debtor-in-Possession Proceedings

In anticipation of the receipt from the German tax authorities of a material final tax assessment, with few or no changes to the Preliminary Assessment, management is considering taking the actions discussed below in order to put the Company and FP GmbH in the best position to defend the tax filing position associated with the Transaction and to protect the interests of the Company and FP GmbH through the resolution of a MAP and/or litigation.

FP GmbH does not have sufficient liquidity or any other assets enabling it to pay a material tax levy if a final tax assessment, as discussed above, is issued by the German tax authorities. Upon the receipt of such a final tax assessment, FP GmbH’s management will need to evaluate whether an over-indebtedness or illiquidity condition exists under German law and whether FP GmbH has become insolvent. If FP GmbH’s management concludes that FP GmbH has become either over-indebted or illiquid, management expects that insolvency proceedings will commence in a German court (“Court”). Upon FP GmbH becoming insolvent, a Court-appointed insolvency administrator will oversee the day-to-day operations of FP GmbH and the management of FP GmbH will lose control of FP GmbH. FP GmbH intends to take all available steps to avoid insolvency, including, but not limited to, appealing the tax assessment and requesting suspension of enforcement of the tax assessment notice. Depending on the facts and circumstances at the time a final tax assessment is received from the German tax authorities, FP GmbH’s management may not be able to avoid the insolvency of FP GmbH.

In advance of the receipt of the final tax assessment, FP GmbH’s management currently plans to submit an application to the Court asking the Court to allow FP GmbH to enter into debtor-in-possession (“DIP”) proceedings. Entering DIP proceedings would allow FP GmbH’s management to continue to oversee the day-to-day operations of FP GmbH, supervised by a Court-appointed expert, thereby avoiding the appointment of an insolvency administrator, who would take control of FP GmbH. While the application is pending, FP GmbH will be in preliminary DIP proceedings. While in preliminary DIP proceedings, FP GmbH’s management will continue to oversee the day-to-day operations of FP GmbH while a Court-appointed expert reviews the facts and circumstances underlying the application as part of the determination as to whether DIP proceedings are appropriate for FP GmbH. After evaluating the application and receipt of the expert’s opinion as to whether DIP proceedings are appropriate, the Court will rule on the application and decide whether FP GmbH can enter DIP proceedings. Until the Court rules on the application, FP GmbH will remain in preliminary DIP proceedings. If the Court ultimately approves the application, FP GmbH would enter DIP proceedings. While in DIP proceedings, FP GmbH’s management will continue to oversee the day-to-day operations of FP GmbH while a Court-appointed supervisor monitors the activities of FP GmbH, including but not limited to, the status of the tax audit. The supervisor reports to the Court and advises FP GmbH’s management. Acts taken by FP GmbH’s management without the consent or against the objection of the supervisor may lead to ramifications for the further proceedings, while not limiting the powers and control of the management. Management is currently unable to estimate when the application to enter DIP proceedings will be submitted to the Court; however, it could occur in the near-term. After submitting the DIP proceedings application, it is unknown how long it will take the Court to rule on the application.

Under preliminary DIP proceedings and DIP proceedings, FP GmbH’s management is obligated to put the interest of creditors before the interest of shareholders when overseeing the day-to-day operations of FP GmbH. For financial reporting purposes, the prioritization of the interest of creditors in managing the affairs of FP GmbH, in substance, limits management’s decision-making ability, which would result in management being deemed to have lost control of FP GmbH. Upon the loss of control of FP GmbH, FP GmbH will be deconsolidated from the Group’s consolidated financial statements resulting in the Group incurring a nonrecurring impairment loss. Such impairment loss will be recognized by the Group on the date when control of FP GmbH is lost and will equal the net asset value of Operations’ investment in FP GmbH (19.4 million DKK as of December 31, 2021 ($3.0 million based on the December 31, 2021 exchange rate)). As of December 31, 2021, there is an uncollateralized intercompany loan (“Intercompany Loan”) from FP GmbH to Operations that totals 2.8 million EUR ($3.2 million based on the December 31, 2021 exchange rate.) The Intercompany Loan is due on demand and accrues interest at an annual rate of 2% with interest compounding quarterly. The Intercompany Loan and the related interest are eliminated in consolidation and therefore not reflected in the consolidated financial statements included herein. Subsequent to the deconsolidation of FP GmbH and the recognition of the impairment loss, the Group’s consolidated statement of financial position will include a current liability equal to the Intercompany Loan and the Group’s consolidated statement of profit or loss will include interest expense recognized in accordance with the terms of the Intercompany Loan as stated above.

FP GmbH can apply for relief from paying a tax levy associated with the final tax assessment by requesting that the German tax authorities suspend enforcement. It is uncertain whether FP GmbH will be successful in obtaining a suspension of enforcement. If suspension of enforcement is obtained, FP GmbH would withdraw the DIP application, insolvency proceedings would end and control of FP GmbH would revert back to FP GmbH’s management. Upon FP GmbH’s management regaining control of FP GmbH, FP GmbH’s financial statements would again be consolidated within the Group’s consolidated financial statements and the impairment loss and subsequent accounting for the Intercompany Loan, discussed above, would be reversed.

The loss of control of FP GmbH would have a material adverse effect on the Company’s consolidated financial position and operating results. The cash holdings of the Group would also be adversely affected when Operations is required to repay the Intercompany Loan. In addition, the Company could be exposed to claims made by the administrator in the event the administrator believes the Company was unfairly benefited by the Transaction, or potentially other transactions and/or actions taken by the Company or another company within the Group, at the detriment of FP GmbH’s creditors. Any claims against the Company, or another company within the Group, that are ultimately successful, could have a material adverse effect on the Group’s financial position, operating results and cash holdings.

3.5	Net loss per share

The following reflects the net loss attributable to ordinary shareholders and share data used in the basic and diluted net loss per share computations for each of the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	USD	USD	USD
Net loss attributable to ordinary shareholders of the Company used for computing basic and diluted net loss per share	(1,892)	(6,449)	(4,221)
Weighted average number of ordinary shares used for basic and diluted per share amounts	97,768	95,997	95,074
Net loss per share basic and diluted	(0.02)	(0.07)	(0.04)

Amounts within the table above are in thousands except per share amounts

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Since the Group has incurred losses for each of the years ended December 31, 2021, 2020 and 2019, the potential shares issuable related to outstanding deferred shares, options and warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive. Therefore, basic and diluted loss per share amounts are the same for each period presented. As of December 31, 2021, 2020 and 2019, options, warrants and deferred shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted amounts per share because they are anti-dilutive, were 3.4 million, 6.8 million and 13.5 million, respectively. See Note 3.3.

The share and per share information disclosed above is based on the number of outstanding ordinary shares of the Company and not the number of ADSs outstanding. Therefore, the number of ADSs outstanding has no effect on the share or per-share information disclosed throughout these consolidated financial statements. See Notes 1.3, 1.4 and 5.1.

Section 4—Operating Assets and Liabilities

4.1	Prepaid expenses

	December 31,
	2021	2020
	USD ‘000	USD ‘000
Insurance	483	329
Other	9	8
Total	492	337

4.2	Other receivables

	December 31,
	2021	2020
	USD ‘000	USD ‘000
Value added tax receivables (“VAT”)	139	91
Other receivables	1	—
Total	140	91

4.3          Accrued liabilities

	December 31,
	2021	2020
	USD ‘000	USD ‘000
Professional advisors	375	339
Other	163	255
Total	538	594

Section 5—Capital Structure and Financial Risk and Related Items

5.1	Equity and Capital Management

Share capital

The following table summarizes the Company's ordinary share activity for each of the years ended December 31, 2021, 2020 and 2019:

Ordinary
shares (a)
No. ‘000
January 1, 2019 and December 31, 2019 (b)	95,074
Exercise of deferred shares and warrants for cash	1,414
December 31, 2020	96,488
Exercise of warrants for cash	1,777
December 31, 2021 (c)	98,265
(a)	See Notes 1.3, 1.4 and 3.5.
(b)	There were no changes in the outstanding ordinary shares during the year ended December 31, 2019.
(c)	See Notes 3.3 and 6.3 regarding equity awards exercised subsequent to December 31, 2021.

Holders of ADSs are not entitled to vote while holders of ordinary shares are entitled to one vote per share.

The nominal value of an ordinary share of the Company is 0.01 DKK.

During the year ended December 31, 2021, a total of 1.8 million equity awards were exercised yielding proceeds to the Company of $3,000. See Note 3.3.

During the year ended December 31, 2020, a total of 1.4 million equity awards were exercised yielding proceeds to the Company of $2,000. See Note 3.3.

Except for the Capital Reduction, the Company has never distributed funds to shareholders in any form, including dividends, and currently there are no plans to distribute funds to shareholders in the future.

Capital Management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize shareholder value. The board of directors’ policy is to maintain an adequate capital base so as to maintain investor, creditor and market confidence that the Group will continue as a going concern. Cash, cash equivalents and financial assets are monitored on a regular basis by management and the board of directors in assessing current and long-term capital needs of the Group. As of December 31, 2021, the Group held cash and cash equivalents totaling $70.8 million that will be sufficient to provide adequate funding to allow the Group to meet its planned operating activities in the normal course of business beyond the year ending December 31, 2022. Unforeseen events could negatively affect the Group’s ability to fund planned operations in the future (see Notes 1.5 and 3.4).

The Group currently has no significant planned capital expenditures nor are there plans to make cash distributions to shareholders.

5.2	Financial risk factors

The Group’s activities expose it to a number of financial risks whereby future events, which can be outside the control of management, could have a material effect on the Group’s financial position and operating results. The known risks include foreign currency and credit risk and there could be other risks currently unknown to management. The Group historically has not hedged its financial risks and has no plans to do so in the future.

Foreign Currency

The Group maintains operations in Denmark, Germany and the United States that use the DKK, the EUR and the USD as their functional currencies, respectively. The Group conducts cross border transactions where the functional currency is not always used. The Company and Operations, whose functional currency is the DKK, hold significant cash deposits denominated in EUR and USD. Accordingly, future changes in the exchange rates of the DKK, the EUR and/or the USD will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material. For each of the years ended December 31, 2021, 2020 and 2019, the impact on the Group’s statement of profit or loss of possible changes in the USD and EUR exchange rates against the Group’s functional currencies, USD, DKK and EUR, would be as follows.

Possible
Currency	change	2021	2020	2019
		USD ‘000	USD ‘000	USD ‘000
USD	+/-10%	+2,616/-2,616	+2,747/-2,747	+2,853/-2,853
EUR	+/-2%	+885/-885	+897/-897	+934/-934

Credit Risk

The Group’s management manages credit risk on a group basis. The Group’s credit risk is associated with cash and cash equivalents held in banks. The Group’s investment policy is to collect contractual cash flows and preserve capital by either maintaining cash deposits in highly rated banks or investing in a diversified group of highly rated debt instruments. The Group does not trade financial assets for speculative purposes.

As of December 31, 2021, the cash and cash equivalents of the Group are held primarily at two banks that currently each have a Moody’s long-term debt rating of Aa3.

5.3          Other finance (expense) income

Other finance (expense) income primarily includes interest income on USD cash holdings offset by bank charges (negative interest) related to DKK and EUR cash holdings.

5.4	Financial assets and liabilities

The Group’s financial assets and liabilities include other receivables and trade payables, respectively. Such amounts are carried at amortized costs using the effective interest rate method. The carrying value of other receivables and trade payables is deemed to be their fair value based on payment terms that generally do not exceed 30 days.

Section 6—Other Disclosures

6.1	Related party disclosures

The Company is controlled by NB FP Investment K/S and its affiliates (collectively, “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB. See Note 6.2 for an additional related party.

A director of the Company is a partner at the law firm that provides Danish legal services to the Group. Remuneration paid to the law firm is referred to below as "Danish Legal Services." The director serves on the Company's board of directors in his individual capacity and not as a representative of the law firm.

On October 10, 2016, a member of the Company’s board of directors entered into a four-year consulting agreement with the Company. The consulting agreement provided for the granting of 121,000 deferred shares (“Deferred Shares”) as the director’s full compensation for the performance of services as defined in the consulting agreement. The Deferred Shares vested in equal increments annually over a four-year period that ended on October 10, 2020. Share-based remuneration recognized in the accompanying consolidated financial statements in connection with the Deferred Shares is referred to in the table below as "Consulting Services."

The Company, Operations and FA are part of a Danish joint taxation group with NB FP Investment General Partner ApS. See Note 3.4 for additional information.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant year or as of yearend. All amounts disclosed in the table below exclude VAT:

	Year ended or as of December 31,
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Purchase of services from NB	80	77	73
Danish Legal Services	450	273	233
Consulting Services	—	14	35
Amounts owed to related parties	2	4	Nil
Amounts owed by related parties	—	—	—

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

Compensation paid to the members of the board of directors

Cash compensation paid to members of the Company’s board of directors totaled $60,000 in each year of the three-year period ended December 31, 2021.

Share-based compensation paid to members of the Company’s board of directors for each of the years ended December 31, 2020 and 2019 totaled $9,000 and $117,000, respectively. There was no share-based compensation paid to members of the board of directors during the year ended December 31, 2021.

As discussed in more detail in Note 3.3, during each of the years ended December 31, 2020 and 2019, certain amounts were paid to warrant and option holders, including members of the board of directors, that were deemed to be a repurchase of equity awards, and accounted for as a reduction to shareholders’ equity. The compensation to members of the Company’s board of directors disclosed above, excludes $26,000 and $63,000 that were deemed to be a repurchase of equity awards during each of the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2021, there were no amounts paid to members of the board of directors that were deemed to be repurchases of equity awards.

6.2	Commitments and contingent liabilities

Commitments

For each of the years ended December 31, 2021, 2020 and 2019, the Group recognized expenses of $95,000, $92,000 and $88,000, respectively, in connection with the leased office space. For each of the years ended December 31, 2021, 2020 and 2019, the cash outflow for the leased office space was equal to the recognized expense for the respective year. As of December 31, 2021, the remaining obligation for leased office space totaled $51,000 which is payable during the year ending December 31, 2022.

See Note 1.1 regarding the Annual Funding obligation to FWP IP.

As of December 31, 2021 and 2020, the other non-current asset is the rent security deposit on leased office space.

Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups’ control. See Note 3.4 for tax uncertainties.

In 2004, a private company Aditech Pharma AB (together with its successor-in-interest Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement (the “Transfer Agreement”) that replaced the patent license agreement. Under the Transfer Agreement, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems (the “Aditech IP”). In connection with the License Agreement, the Company and Aditech executed an addendum to the Transfer Agreement (the “Addendum”). The Addendum clarified certain ambiguities with respect to the compensation due to Aditech in the event the Company would enter into the License Agreement and also provided for Aditech to waive certain rights under the Transfer Agreement. The Addendum specifies that Aditech receives 2% of the Non-refundable Fee (or $25 million) and is entitled to additional compensation should the Company receive royalties from Biogen under the License Agreement. If royalties are paid to the Company in accordance with the License Agreement, Aditech will be entitled to receive a cash payment equal to 2% of the same base amount with respect to which the Company’s royalty percentage is calculated, accruing from the same period of time as any royalty payment payable by Biogen to the Company (prior to taking into account taxes, duties and VAT, if any). Aditech is considered to be a related party of the Company due to control over Aditech by NB. The $25 million due to Aditech in accordance with the Addendum and in connection with the Company's receipt of the Non-refundable Fee was paid during May 2017.

As part of the project for the development of new or innovative products and procedures in the Free State of Saxony, Germany, the Sächsische Aufbaubank—Förderbank (“SAB”) awarded FP GmbH a grant (“Grant”) of 3.8 million EUR ($4.3 million based on the December 31, 2021 exchange rate) that subsidized certain product development costs incurred by FP GmbH during the period from March 2007 to December 2008. In June 2012, the SAB concluded the proceeding of proof of correct use of the Grant and determined that FP GmbH was in compliance with the terms of the Grant. In January 2017, the SAB informed the Company that FP GmbH had no further obligation to perform under the Grant or to repay the Grant. The SAB maintains the right to revoke the Grant and demand repayment of the Grant plus interest in the event the SAB in the future determines that FP GmbH failed to comply with the terms of the Grant.

6.3	Events after the reporting period

Subsequent to December 31, 2021, there were no events that are required to be reported except for the matters discussed in Note 1.2, regarding the Opposition Proceeding, Note 3.4, regarding FP GmbH’s plans to submit an application to begin debtor-in-position proceedings, and the exercise of equity awards representing 1.0 million ordinary shares at a per share exercise price of 0.01 DKK ($0.0015 based on the December 31, 2021 exchange rate).